Form 20-F
period 2024-12-31
Sibanye Stillwater Ltd
filed 2025-04-25
CIK 1786909

As filed with the Securities and Exchange Commission on 25 April 2025
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2024
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
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report
2,830,567,264 ordinary shares of no par value

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
//ii
FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F Caption	Location in this document	Page
1	Identity of directors, senior management and advisers	NA	NA
2	Offer statistics and expected timetable	NA	NA
3	Key information
	(1)Reserved	NA	NA
	(2)Capitalisation and indebtedness	NA	NA
	(3)Reasons for the offer and use of proceeds	NA	NA
	(4)Risk factors	Additional information—Risk factors	1-30
4	Information on the Company
	(1)History and development of the Company	Additional information—Memorandum of incorporation—General	54
		Annual Financial Report—Administration and Corporate Information	AFR 174
		Integrated Annual Report—Our business and leadership—Chairman and Chief Executive Officer’s review	IAR 13-19
		Integrated Annual Report—Our performance—Maintaining a profitable business and optimising capital allocation—Chief Financial Officer’s report	IAR 75-88
		Integrated Annual Report—Our performance—Operational excellence and optimising long-term resource value—Delivering value from our operations	IAR 89-97

Integrated Annual Report—Our performance—Chief Financial Officer’s report—Maintaining a profitable business and optimising capital allocation
—Summary of the annual financial statements—Capital expenditure
IAR 80
		Integrated Annual Report—Chairman and Chief Executive Officer's review— Continued organic value unlock	IAR 16-17
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance—Capital expenditure	AFR 17-18
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources	AFR 35-37
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 16: Acquisitions	AFR 111-113
		Integrated Annual Report—What drives us—How we create value: Our business model	IAR 67-70
		Integrated Annual Report—Our performance—Maintaining a profitable business and optimising capital allocation—Chief Financial Officer’s report— Proactive balance sheet measures	IAR 79
		Presentation of Financial and Other Information—Significant capital expenditures and divestitures	x-xi
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Ability to generate and obtain adequate cash to meet its funding requirements	AFR 38
		Annual Financial Report—Shareholder information	AFR 171-173
		Additional information—Documents on display	67
	(2)Business overview	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements	AFR 8-40
		Integrated Annual Report—Our business and leadership—About Sibanye- Stillwater	IAR 5-7
		Annual Financial Report—Four-year financial performance	AFR 2-7

	Integrated Annual Report—Our performance—Maintaining a profitable business and optimising capital allocation—Chief Financial Officer’s report— 2024 – A brief overview	IAR 76
	Integrated Annual Report—What drives us—How we create value: Our business model	IAR 67-70
	Integrated Annual Report—Our performance—Maintaining a profitable business and optimising capital allocation—Chief Financial Officer’s report— Focus areas – 2025—Metal prices	IAR 88
	Integrated Annual Reports—Our performance—Mineral resources and mineral reserves: a summary	IAR 98-103
	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance—Commodity prices	AFR 11-13
	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Introduction	AFR 8
	Integrated Annual Report—Our business and leadership—Chairman’s and Chief Executive Officer’s review	IAR 13-19
	Additional Information—Environmental and regulatory matters	37-51
	Additional information—Refining and marketing	68
	Integrated Annual Report—What drives us—Unpacking our three- dimensional strategy	IAR 42-44
	Integrated Annual Report—Our performance—People: Socioeconomic Development—Performance	IAR 161-163
	Integrated Annual Report—Our business and leadership—Corporate governance—Ethical leadership and compliance	IAR 21-22
(3)Organisational structure	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.3: Consolidation	AFR 66-68
(4)Property, plant and equipment	Integrated Annual Report—Our performance—Planet: Minimising our environmental impact	IAR 182-209
	Integrated Annual Report—Our performance—Maintaining a profitable business and optimising capital allocation—Chief Financial Officer’s report— Proactive balance sheet measures	IAR 79
	Additional Information—Environmental and regulatory matters	37-51
	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 14: Property, plant and equipment	AFR 104-109
	Mineral Resources and Reserves Report—Our business—Group summary of mining properties—Encumbrances	R&R 8
Summary Disclosure (Item 1304)	Mineral Resources and Reserves Report—Our business—Introduction	R&R 3
	Mineral Resources and Reserves Report—Our business—Group summary of mining properties	R&R 8-14
Individual Property Disclosure (Item 1304)	Mineral Resources and Mineral Reserves Report—Americas—PGM Operations—Stillwater and East Boulder	R&R 25-32
	Mineral Resources and Mineral Reserves Report—Southern Africa—PGM Operations—Marikana	R&R 45-50
	Mineral Resources and Mineral Reserves Report—Southern Africa—PGM Operations—Rustenburg	R&R 51-55
	Mineral Resources and Mineral Reserves Report—Southern Africa—PGM Operations—Kroondal	R&R 56-60
	Mineral Resources and Mineral Reserves Report—Southern Africa—Gold Operations—Kloof	R&R 67-70
	Mineral Resources and Mineral Reserves Report—Southern Africa—Gold Operations—Drienfontein	R&R 71-74

		Mineral Resources and Mineral Reserves Report—Europe—Battery Metals Development—Lithium—Keliber	R&R 90-94
	Internal Controls Disclosure (Item 1305)	Mineral Resources and Reserves Report—Our business—Corporate Governance and Regulatory Compliance	R&R 4
		Mineral Resources and Reserves Report—Americas—PGM Operations— Internal Controls (QA/QC)	R&R 27
		Mineral Resources and Reserves Report—Southern Africa—PGM Operations —Internal Controls (QA/QC)	R&R 43
		Mineral Resources and Reserves Report—Southern Africa—Gold Operations —Overview—Internal Controls (QA/QC)	R&R 65-66
		Mineral Resources and Mineral Reserves Report—Europe—Battery Metals Development—Internal Controls (QA/QC)	R&R 91
4A	Unresolved staff comments	NA	NA
5	Operating and financial review and prospects
	(1)Operating results	Annual Financial Report—Consolidated financial statements—Consolidated income statement	AFR 57
		Annual Financial Report—Consolidated financial statements—Consolidated statement of financial position	AFR 58
		Annual Financial Report—Consolidated financial statements—Consolidated statement of cash flows	AFR 60
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye Stillwater's performance	AFR 11-18
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.2: Basis of preparation— Significant accounting judgements and estimates	AFR 65
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28: Borrowings and derivative financial instrument	AFR 136-147

Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28: Borrowings and derivative financial instrument—Note 28.9: Fair value of financial instruments and risk management
AFR 144-145
		Integrated Annual Report—Our performance—Chief Financial Officer's report—Summary of the annual financial statements	IAR 80-88
		Integrated Annual Report—Our performance—Chief Financial Officer’s report—Our most notable financial matters	IAR 78
		Additional Information—Environmental and regulatory matters	37-51
	(2)Liquidity and capital resources	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources	AFR 35-37
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Statement of financial position	AFR 37-38
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Ability to generate and obtain adequate cash to meet its funding requirements	AFR 38
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28: Borrowings and derivative financial instrument	AFR 136-147
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 37: Commitments	AFR 165
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 38: Contingent liabilities/assets	AFR 165-166
v

	(3)Research and development, patents and licences, etc.	Integrated Annual Report—Our performance—Innovation, digital and technology	IAR 174-181
	(4)Trend information	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye Stillwater's performance	AFR 11-18
	(5)Critical accounting estimates	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1: Accounting policies	AFR 61-70
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.2: Basis of preparation— Significant accounting judgements and estimates	AFR 65
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 3: Revenue—Significant accounting judgements and estimates	AFR 76
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 3: Revenue—Accounting policy	AFR 76-80
6	Directors, senior management and employees
	(1)Directors and senior management	Integrated Annual Report—Our business and leadership—Board and executive leadership	IAR 9-13
		Additional Information—Directors and executive management	31-36
	(2)Compensation	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39: Related-party transactions	AFR 166-167
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 6: Share-based payments	AFR 83-91
		Integrated Annual Report—Rewarding delivery—Remuneration report, Part 3: Implementation report—Executive directors' and prescribed officers' single figure of remuneration	IAR 249-250
		Integrated Annual Report—Rewarding delivery—Remuneration report, Part 3: Implementation report—Non-executive director fees	IAR 251
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 40: Directors' and prescribed officers' remuneration	AFR 167-169
	(3)Board practices	Integrated Annual Report—Our business and leadership—Corporate governance—Functional governance areas	IAR 27-30
		Integrated Annual Report—Our business and leadership—Corporate governance—Independence, tenure, diversity and inclusivity	IAR 23-24
		Integrated Annual Report—Rewarding delivery—Remuneration report, Part 2: Remuneration policy—Executive director contracts of employment	IAR 230
		Integrated Annual Report—Our business and leadership—Board and executive leadership	IAR 8-12
		Integrated Annual Report—Ancillary Information—Detail on board committees	IAR 253-257
	(4)Employees	Integrated Annual Report—Our performance—Our people—Labour relations	IAR 149-155
		Integrated Annual Report—Our performance—Our people—Our workforce profile	IAR 140-141
		Integrated Annual Report—Our performance—Our people—Labour relations—Wage negotiations	IAR 150
	(5)Share ownership	Additional information—Memorandum of incorporation—Voting rights	54
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 6: Share-based payments	AFR 83-91
		Integrated Annual Report—Our performance—Our people—Employee share ownership programme (ESOP)	IAR 151
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39: Related-party transactions	AFR 166-167

7	Major Shareholders and Related Party Transactions
	(1)Major shareholders	Additional information—US holders	62
		Additional information—Memorandum of incorporation—Voting rights	54
		Annual Financial Report—Ancillary information—Shareholder information	AFR 171-173
		Integrated Annual Report—Ancillary information—Shareholder information	IAR 273-275
	(2)Related party transactions	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39: Related-party transactions	AFR 166-167
		Additional information—Refining and marketing	68
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 40: Directors' and prescribed officers' remuneration	AFR 167-169
	(3)Interests of experts and counsel	NA	NA
8	Financial information
	(1)Consolidated statements and other financial information	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements	AFR 8-40
		Annual Financial Report—Consolidated financial statements—Consolidated income statement	AFR 57
		Annual Financial Report—Consolidated financial statements—Consolidated statement of financial position	AFR 58
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 13: Dividends	AFR 102-103
		Annual Financial Report—Directors’ report—Litigation	AFR 51-52
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements	AFR 61-170
		Annual Financial Report—Report of independent registered public accounting firm	AFR 53-56
		Additional information—Dividend policy and dividend distribution	52
	(2)Significant changes	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 41: Events after reporting date	AFR 170
9	The Offer and listing
	(1)Listing details	Additional information—The listing	53
	(2)Plan of distribution	NA	NA
	(3)Markets	Additional information—The listing	53
	(4)Selling shareholders	NA	NA
	(5)Dilution	NA	NA
	(6)Expenses of the issue	NA	NA
10	Additional information
	(1)Share capital	NA	NA
	(2)Memorandum and articles of association	Additional information—Memorandum of incorporation	54-58
		Additional information—Taxation—South African exchange control limitations affecting security holders	64
	(3)Material contracts	Additional information—Material contracts	59-62
	(4)Exchange controls	Additional information—Taxation—South African exchange control limitations affecting security holders	64
		Additional information—Environmental and regulatory matters—Exchange controls	43

	(5)Taxation	Additional information—Taxation	63-66
	(6)Dividends and paying agents	NA	NA
	(7)Statement by experts	NA	NA
	(8)Documents on display	Additional information—Documents on display	67
	(9)Subsidiary information	NA	NA
	(10)Annual Report to Security Holders	NA	NA
11	Quantitative and qualitative disclosures about market risk	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 36.2: Risk management activities	AFR 160-164
12	Description of securities other than equity securities	NA	NA
	(1)Debt securities	NA	NA
	(2)Warrants and rights	NA	NA
	(3)Other securities	NA	NA
	(4)American depositary shares	Additional information—Material contracts—Deposit agreement	60-61
13	Defaults, dividend arrearages and delinquencies	NA	NA
14	Material modifications to the rights of security holders and use of proceeds	NA	NA
15	Controls and procedures	Additional information—Item 15: Controls and procedures	73-75
		Additional information—Item 15: Controls and procedures—Management's report on internal control over financial reporting	73-74
		Additional information—Item 15: Controls and procedures—Changes in internal control over financial reporting	74-75
		Annual Financial Report—Report of independent registered public accounting firm	AFR 53-56
16A	Audit Committee financial expert	Additional information—Directors and executive management—Keith Alfred Rayner	32
16B	Code of ethics	Integrated Annual Report—Our business and leadership—Corporate governance	IAR 20-30
		Integrated Annual Report—Our business and leadership—Corporate governance—Ethical leadership and compliance	IAR 21-22
16C	Principal accountant fees and services	Annual Financial Report—Auditor independence and fees	AFR 44
16D	Exemptions from the listing standards for audit committees	NA	NA
16E	Purchase of equity securities by the issuer and affiliated purchasers	NA	NA
16F	Change in registrant’s certifying accountant	Additional information—Change in registrant's certifying accountant	76
16G	Corporate governance	Additional information—JSE corporate governance practices compared with NYSE Listing Standards	69
16H	Mine safety disclosure	Additional information—Environmental and regulatory matters—Health and safety	39-40
16J	Insider trading policies	Additional Information—Sibanye-Stillwater Information and Securities Transactions Policy	69
16K	Cybersecurity	Integrated Annual Report—Our performance—Information and communication technology (ICT)—Cybersecurity	IAR 178-179
		Additional Information—Risk Factors	1-30
		Additional Information—Cybersecurity	70-72
17	Financial statements	NA	NA
18	Financial statements	Annual Financial Report—Report of independent registered public accounting firm (PCAOB ID: 1698)	AFR 53-56

		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements	AFR 61-170
19	Exhibits	Exhibits	77-78

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
The consolidated financial statements of Sibanye-Stillwater as at and for the fiscal years ended 31 December 2024, 2023 and 2022 (the
Consolidated Financial Statements) have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including derivative financial instruments), which are measured at fair value through profit or loss or through other comprehensive income.
Non-IFRS Measures
The financial information in this annual report includes certain measures that are not defined by IFRS Accounting Standards, including "adjusted
EBITDA”, “adjusted EBITDA margin”, “adjusted free cash flow”, “All-in sustaining costs”, “All-in sustaining cost per kilogram and ounce (or per tonne)”, “All-in costs”, “All-in cost per kilogram and ounce (or per tonne)”, “headline earnings”, “headline earnings per share”, “diluted headline earnings per share”, “interest coverage ratio”, “net debt/(cash)”, “net debt/(cash) to adjusted EBITDA (ratio)”, “Nickel equivalent sustaining cost”, “Nickel equivalent sustaining cost per tonne”, “normalised earnings”, and “operating costs”. These measures are not measures of financial performance or cash flows under IFRS Accounting Standards and may not be comparable to similarly titled measures of other companies. See pages AFR-39 to AFR-40 for more information on, including reconciliations of, the non-IFRS figures presented by Sibanye-Stillwater. Sibanye-
Stillwater also presents FTSE Russell green revenue factor, which is not calculated in accordance with IFRS Accounting Standards. See page
IAR-5 for more information on this metric.
Conversion Rates
Certain information in this annual report presented in Rand has been translated into US dollars. Unless otherwise stated, the conversion rate for these translations in the consolidated statement of financial position is R18.76/US$1.00, which was the closing rate on 31 December 2024 and the conversion rate for translation in the consolidated income statement, consolidated statement of cash flows and for operating cost, average basket price (2E,3E,4E), gold price, All-in-sustaining cost, All-in-cost, Nickel equivalent basket price and Nickel equivalent sustaining cost is R18.32/
US$1.00, which was the average rate for the fiscal year ended 31 December 2024. By including the US dollar equivalents, Sibanye-Stillwater is not representing that the Rand amounts actually represent the US dollar amounts shown or that these amounts could be converted into US dollars at the rates indicated.
Significant capital expenditures and divestitures
Green Metals Projects
Since 2022 the Group has continued its expansion into green metals with a number of strategic acquisitions and investments in the United States and Europe. The transactions completed during the last three financial years are summarised below:
•Keliber: Following on from its initial investment in the Keliber lithium project in 2021, between 2022 and 2023, Sibanye-Stillwater has completed several transactions to augment its ownership in the project. In 2022, Sibanye-Stillwater increased its total shareholding in
Keliber to 85.9% at a total cost of EUR338 million. In 2023 the Finnish Minerals Group increased its holding in Keliber from 14% to 20% by subscribing for EUR53.9 million of a EUR104 million rights issue. The Group's portion of the subscription (through wholly-owned subsidiary,
Keliber Lithium Proprietary Limited) amounted to EUR50.2 million. In addition to the rights issue, other minority shareholders in Keliber
(which held 0.79% of the total Keliber shareholding) for which the Group previously recognised an accelerated put option liability at 31
December 2022, received and accepted voluntary offers at the same share price (EUR157.28 per share) as the voluntary offer that concluded in 2022. A total payment of EUR5.2 million was made by the Group to all the shareholders who accepted the voluntary offers during June 2023. Following these transactions, the Finnish Minerals Group holds 20% in Keliber, the Group retained 79.82%, while other minority shareholders hold the balance of the shares in Keliber. See – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 1.3: Consolidation and Note 27.1: Subsequent NCI transactions
•Sandouville: Sibanye-Stillwater acquired 100% of the Sandouville nickel processing facilities in France in 2022 for an effective total consideration of EUR87 million. See – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 1.3: Consolidation
x
•Century: In February 2023, Sibanye-Stillwater obtained a controlling shareholding of 50.15% in New Century Resources Limited
(Century), an Australian tailings reprocessing business, following acquisition of an initial 19.9% stake in 2021, and further on-market purchase of shares for a cash consideration of AUS$46 million. Subsequent to obtaining control, through on-and off-market trades for a cash consideration of AUS$74 million, the Group obtained a 100% interest in Century by 10 May 2023. See – Annual Financial Report –
Consolidated financial statements – Notes to the consolidated financial statements – Note 1.3: Consolidation and Note 27.1:
Subsequent NCI transactions. In November 2023, the Group exercised its option, obtained through the acquisition of Century, to acquire 100% of the Mt Lyell Copper mine in Tasmania, Australia for a cash consideration of US$10 million. See – Annual Financial
Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 1.1: Reporting entity and Annual
Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 1.3: Consolidation
•Reldan: On 15 March 2024, the Group completed the acquisition of the Reldan Group of Companies (Reldan), a Pennsylvania-based recycling group which reprocesses various waste streams, for a cash purchase consideration of US$155.9 million. See – Annual
Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 16.1: Reldan business combination (revised)
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
On 1 November 2023, Sibanye-Stillwater announced that the transaction had been brought forward and all conditions precedent had either been met or waived in order for SRPM to acquire RPM's 50% share in the Kroondal PSA effective 1 November 2023
(acquisition date). The implementation of the transaction (as announced on 31 January 2022) was subject to key conditions precedent such as the relevant regulatory approvals and required consent to transfer RPM's mining right to SRPM. Another key condition precedent was the delivery of 1,350,000 4E ounces by the Kroondal operation to RPM's designated smelters through the mining of both the Kroondal PSA orebody and SRPM orebody and the Klipfontein open pit operation. In order to expedite the transaction, this condition was waived in return for SRPM paying a contingent consideration to RPM until the full agreed number of ounces are delivered. The fair value of the total contingent consideration payable amounted to R1,433 million at the acquisition date
(31 December 2024: Rnil) and comprised a contingent consideration payable related to the delivery of ounces of R333 million (31
December 2024: Rnil) and a contingent consideration payable related to AAP receivable portion of R1,100 million (31 December 2024:
Rnil). The remaining ounces were delivered during 2024 and resulted in the Group settling the delivery of ounces portion of the contingent consideration amounting to cash payments of R292 million. RPM withheld 50% of each payment of the agreed Kroondal
PSA ounces receivable (AAP receivable portion) until the payment of R882 million was paid in full. This payment is a non-cash transaction for the Group, as the contingent consideration was offset with the 50% of the Kroondal PSA ounces. A gain on revised estimated cash flows of R396 million was recognised up to the date of settlement. On 31 January 2025, the Group entered into an amalgamation transaction, whereby the assets of Kroondal Operations Proprietary Limited were transferred to SRPM in exchange for
SRPM assuming the liabilities of Kroondal. See – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 22.2: Other payables – Contingent consideration (Kroondal acquisition)
Scope 1, 2 and 3 GHG Emissions Data
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

Mineral Resources and Mineral Reserves Estimations
The financial and technical assumptions underlying the Mineral Resources and Mineral Reserves estimations contained in this report and in the
Technical Report Summaries included as exhibits in this report are current as at 31 December 2024, the period covered by each of the respective reports. Such assumptions rely on various factors that may change after the reporting period, including as a result of operational reviews which Sibanye-Stillwater undertakes from time to time and when necessary. Accordingly, the Mineral Reserves and Mineral Resources
estimations contained in this report and in the Technical Report Summaries included as exhibits in this report may be materially impacted by, among other things, changes to the underlying financial and technical assumptions in the future. In the event there is a material change to the
Technical Report Summaries included as exhibits in this report, updated Technical Report Summaries will be filed by Sibanye-Stillwater with the
Securities and Exchange Commission pursuant to the requirements of subpart 1302 of Regulation S-K under the US Securities Act.
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
These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, ESG change-
related targets and metrics, the potential benefits of past and future acquisitions (including statements regarding growth, cost savings, benefits from and access to international financing and financial re-ratings), gold, PGM, nickel and lithium pricing expectations, levels of output, supply and demand, information relating to Sibanye-Stillwater’s new or ongoing development projects, any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value, adjusted EBITDA and net asset values wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “could”, “aim”, "anticipates”, “believes”,
“goal”, “may”, “target”, “vision”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage
•economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe, Australia and elsewhere
•plans and objectives of management for future operations
•Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing
•the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing
•Sibanye-Stillwater’s ability to service its bond instruments
•changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves
•any failure of a tailings storage facility
•the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations
•The ability of Sibanye-Stillwater to complete any ongoing or future acquisitions
•the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the
Rhyolite Ridge project)
•the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities
•changes in the market price of gold, silver, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements
•the occurrence of hazards associated with underground and surface mining
•any further downgrade of South Africa’s credit rating
•the impact of South Africa's greylisting
•a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation
•Sibanye-Stillwater’s ability to implement its strategy and any changes thereto
•the outcome of legal challenges to the Group’s mining or other land use rights
•the occurrence of labour disputes, disruptions and industrial actions
•the availability, terms and deployment of capital or credit
•changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute
•the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues
•failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption

•the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business
•the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United
States with one entity
•the identification of a material weakness in disclosure and internal controls over financial reporting
•the effect of protectionist measures such as tariffs
•the effect of US tax credits on Sibanye-Stillwater and its subsidiaries
•the effect of adverse changes in tax laws, regulations and interpretations or challenges to Sibanye-Stillwater’s tax positions
•the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility
•operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience
•power disruptions, constraints and cost increases
•supply chain disruptions and shortages and increases in the price of production inputs
•the regional concentration of Sibanye-Stillwater’s operations
•fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies
•the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents
(including natural disasters) and unplanned maintenance
•Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions
•failure of Sibanye-Stillwater’s information technology, communications and systems, the impact of cybersecurity incidents or breaches
•the adequacy of Sibanye-Stillwater’s insurance coverage
•social unrest, sickness or natural or man-made disaster in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations
•the impact of contagious diseases, including global pandemics
The foregoing factors and others described under Additional information-Risk Factors should not be construed as exhaustive. There may be other factors that are unknown to us that may cause our actual results to differ materially from the forward-looking statements. Moreover, new risk factors emerge from time to time and it is not possible for us to predict all such risk factors. We may not be able to assess the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.
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
In this annual report, all references to “fiscal 2025” and “2025” are to the fiscal year ending 31 December 2025, “fiscal 2024” and “2024” are to the fiscal year ending 31 December 2024, all references to “fiscal 2023” and “2023” are to the fiscal year ended 31 December 2023, and all references to “fiscal 2022” and “2022” are to the fiscal year ended 31 December 2022.
In this annual report, all references to "limited assurance" refers to limited assurance in accordance with the International Standards on
Assurance Engagements (ISAE) 3000 (revised) and/or the ISAE 3410, issued by the International Auditing and Assurance Standards Board. The
work performed for limited assurance is substantially less than the work performed for a reasonable assurance opinion, such as that provided for financial statements.
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
In this annual report, copper metal volume sold is provided in pounds, which are referred to as “Lbs”. Silver and other volumes (rhodium, ruthenium and iridium) sold is provided in troy ounces, which are referred to as “ounces” or “oz”.
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

OUR 2024 REPORTS –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– These reports cover the financial year from 1 January to 31 December 2024* For more about the reports in the suite and a glossary of abbreviations, see the Navigation and glossary document at https:// reports.sibanyestillwater.com/navigation This report details Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) progress on its strategy, purpose, and vision. It shows how we create and preserve value for stakeholders across the six capitals#: human, financial, intellectual, natural, manufactured, social, and relationship. The report also highlights areas where our activities have eroded value. This 2024 Combined integrated report integrates the Group’s material sustainability, operational and financial information in a more comprehensive manner, with further financial and non- financial information available in supplemental documents published on our website at www.sibanyestillwater.com/news- investors/reports/annual/ SUPPORTING FACT SHEETS AND SUPPLEMENTARY INFORMATION AVAILABLE ONLINE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– • Climate change supplement • Sustainability scorecards for the long term incentive (LTI) awards • Social and labour plans (SLPs): Summary of projects • Tailings management • Biodiversity management • Combating illegal mining • The Good Neighbor Agreement • Care for iMali: Taking care of personal finance • Progressing the UN’s SDGs • Sibanye-Stillwater’s ICMM self-assessment for 2024 • Sustainability content index • Application of King IV Principles in 2024 • Tax supplement • Definitions for sustainability/ESG indicators * This report encompasses data pertaining to the financial year ended 31 December 2024. As necessary or where pertinent, certain information from after this date has been included # As per the International Integrated Reporting Framework, also see the Business model on page 67 of this report Approach, scope and boundary As noted above, this is a Combined integrated report. On the next page we outline what sections cover our more concise Integrated report as the concise option available for download at www.sibanyestillwater.com/news-investors/reports/annual/. For the year ended 31 December 2024, annual data is provided where possible by region, segment and at the Group level. Material events occurring post year-end and before the date of publication of this report are covered in this report and/or in the Group Annual financial report (note 41) available at www.sibanyestillwater.com/news-investors/reports/annual/ The South African region (SA region), which includes the SA PGM operations and the SA gold operations, accounted for 73% of total revenue and 97% of our workforce in 2024 as well as accounting for the bulk of our sustainability activities. Therefore, this report consists mainly of information about our activities in the SA region. However, we also offer detail on our American region (US region), European region (EU region), and Australian region (AUS region). The US region includes the US PGM operations in Montana (Stillwater mine, East Boulder mine and the Columbus Metallurgical Complex), and Reldan in Pennsylvania, that specialises in reclaiming and processing precious metals. The EU region comprises the Sandouville nickel refinery in France and the Keliber lithium project in Finland. The AUS region comprises Century, a zinc tailings retreatment operation in Queensland, and Mt Lyell copper project in Tasmania. We do not report (or report minimally) on operations we do not manage/operate and in which we are minority shareholders. About our cover designs: Our strategic differentiator, inclusive, diverse, and bionic, is depicted in this image. The small markings signify computer code, highlighting the balance between technology and human individuality. This design emphasises how technology can enhance humanity while preserving our unique identities. We value our employees’ contributions, each leaving their unique fingerprint on our business, and honour their commitment to our values, which drive our innovation and shared value. ABOUT THIS COMBINED INTEGRATED REPORT –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––

HOW TO READ THIS REPORT CONTENTS ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– OUR BUSINESS AND LEADERSHIP More about this report 2 Materiality and our material matters 3 About Sibanye-Stillwater 5 Our value journey from 2013 7 Board and executive leadership 8 Chairman and Chief Executive Officer’s review 13 Corporate governance 20 WHAT DRIVES US Our purpose, vision and strategy 32 External environment for our business and operations 33 Unpacking our three-dimensional strategy 42 Managing our risks and opportunities within the internal and external environment 45 How strategy interfaces with risks and opportunities 59 Engaging with our stakeholders 60 How we create value: our business model 67 Capital trade-offs: strategic management for shared value 71 The sections below provide a view of our performance against our strategic essentials and differentiators for the year under review OUR PERFORMANCE Maintaining a profitable business and optimising capital allocation 75 Chief Financial Officer’s report 75 Achieving operational excellence and optimising long-term resource value 89 Delivering value from our operations 90 Mineral Resources and Mineral Reserves: a summary 98 Sustainability embedded as the way we do business Social, Ethics and Sustainability Committee: Chair’s report 104 Ensuring safety and wellbeing 111 Safe production 111 Health, wellbeing and occupational hygiene 123 Inclusive, diverse and bionic 133 Our people 134 People: Socioeconomic development 156 Innovation, digital and technology 174 Sustainability embedded as the way we do business Planet: Minimising our environmental impact 182 Governance in sustainability 210 REWARDING DELIVERY Remuneration report 214 Part 1: Background statement 216 Part 2: Remuneration policy 219 Part 3: Implementation report 231 ANCILLARY INFORMATION Detail on Board committees 253 Four-year statistical review 258 Our material matters – determination, definitions and references 267 Our shared value in numbers 271 Shareholder information 272 Disclaimer 275 Administrative and corporate information 276 NAVIGATING THE REPORT –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Links to supplementary information Refers to one or more UN SDG targets, sdgs.un.org/goals – also see Progressing the UN’s SDGs supplementary disclosure available at www.sibanyestillwater.com/news-investors/reports/ annual/ Refers to related information available online at the URL provided Refers to a related fact sheet or supplementary information available online Refers to related information elsewhere in the report  Capital resources Strategic icons Your feedback and suggestions are welcome. Please direct them to James Wellsted, EVP: Investor Relations and Corporate Affairs at ir@sibanyestillwater.com www.sibanyestillwater.com IR – 1 While this Combined integrated report contains relevant detail for our broader set of stakeholders, the demarcated sections form the more concise Integrated report available to download separately. The remaining content within the broader report provides additional detail relating to our performance.

MORE ABOUT THIS REPORT REPORTING FRAMEWORKS AND GUIDANCE ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– In compiling this report, we considered (among others) the following: • International Integrated Reporting Framework • International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) • Global Reporting Initiative (GRI) Standards and the Mining Sector Standard • Johannesburg Stock Exchange (JSE) Sustainability and Climate Disclosure Guidance • King Report on Corporate Governance™ for South Africa, 2016 (King IV) • The JSE Listings Requirements and the Listing Standards of the New York Stock Exchange (NYSE); and US federal securities laws applicable to foreign private issuers • Task Force on Climate-Related Financial Disclosures (TCFD) • South Africa’s Companies Act 71 of 2008, as amended • South Africa’s Mining Charter III and social and labour plans (SLPs) • Sustainability Accounting Standards Board (SASB), Metals and Mining Standards • Extractive Industry Transparency Initiative (EITI) expectations for supporting companies • International Council on Mining and Metals (ICMM) assurance and validation procedure • World Gold Council (WGC)’s Responsible Gold Mining Principles (RGMPs) • United Nations Global Compact (UNGC) and the Sustainable Development Goals (UN SDGs) A separate King IV disclosure report is available online (See Application of King IV Principles in 2024, and the Sustainability content index supplementary disclosure, www.sibanyestillwater.com/news-investors/reports/annual/ Furthermore, in line with our NYSE listing, we file an annual report on Form 20-F with the US Securities and Exchange Commission (SEC). As we are an ICMM member, this report aligns to their principles, as it does with those of the UNGC, of which we are a participant. See Governance in sustainability, page 210. DIRECTORS’ STATEMENT OF RESPONSIBILITY ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– As required by King IV, our Board acknowledges that it is responsible for good governance, ethical leadership and responsible corporate citizenship. The Board applies the principles of King IV, by which it recognises the triple context (society, economy, environment) in which the Group operates and its responsibility to create value sustainably, over the long term, across the six capitals. Notwithstanding trade-offs that may be required, we believe that, in support of our commitment to stakeholder capitalism and delivery of shared value, balanced appreciation for all the forms of capital delivers superior overall results. The Board, supported by the Audit Committee, has ultimate responsibility for this report and for vouchsafing its integrity and completeness. Having applied its collective expertise, the Board confirms that this report is a fair and transparent review of Sibanye-Stillwater, its principal material matters, its current profile and performance, and its ability to create value in the short, medium and long term. Sibanye-Stillwater’s Integrated report, presented in line with the International Integrated Reporting Framework, was approved for release to stakeholders by the Board on 25 April 2025 and signed on its behalf by: Dr Vincent Maphai Chairman of the Board and the Nomination and Governance Committee Neal Froneman Chief Executive Officer Charl Keyter Chief Financial Officer Timothy Cumming Remuneration Committee: Chairman Harry Kenyon-Slaney Risk Committee: Chairman Lead Independent Director Dr Elaine Dorward-King Social, Ethics and Sustainability Committee: Chairman Keith Rayner Audit Committee: Chairman Jeremiah Vilakazi Safety and Health Committee: Chairman ASSURANCE ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Our Internal audit function assesses financial, governance, operational, business, compliance and risk management controls. Internal audit is overseen by the Chief Financial Officer and reports functionally into the Audit Committee, which reports to the Board. Internal audit assured the accuracy of the figures reported in the Mining Charter. This includes detail for various headings across our reporting suite, including ownership, employment equity, human resource development, housing and living conditions, local/social economic development spend, project implementation, procurement, and enterprise development. As part of its assurance activities for the year, Internal audit also reviewed underlying processes supporting certain key indicators presented in this report. These include indicators for safety, emergency preparedness, tailings management, water management, Mining Charter, social labour plans, metal accounting, care and maintenance, hazardous materials, reduction of environmental footprint, and sustainability key performance indicators (KPIs). An external assurance provider provided limited assurance on selected sustainability indicators, in accordance with the International Standards on Assurance Engagements (ISAE) 3000 (revised) and the ISAE 3410, issued by the International Auditing and Assurance Standards Board. The work performed for limited assurance is substantially less than the work performed for a reasonable assurance opinion, such as that provided for financial statements. The financial information included in this report is derived from our Annual financial statements, independently audited by Ernst & Young Inc (EY). EY did not, however, audit or review this report. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 2

MATERIALITY AND OUR MATERIAL MATTERS Sibanye-Stillwater applies double materiality, i.e. impact materiality and financial materiality. Impact materiality includes those material factors that represent the organisation’s likely effects on the economy, environment, and on people (including potential impacts on their human rights) over the short, medium, or long term. By contrast, something is considered financially material if there is a substantial likelihood that a reasonable investor would consider it important to their decision-making about the company. Financial matters are considered material if they have the potential to affect the Group’s finances in excess of R600 million for the 2024 year. Determining material matters involves varied considerations, including engagement with investors and other stakeholders, and perusing media and analysts’ reports. Our impact materiality (which includes sustainability) considers how employees see us (derived from internal surveys), and how the broader society sees us (derived from reputational surveys) in terms of how we affect our all our stakeholders. We retained the services of Deloitte – as an independent party – to facilitate a materiality workshop in the last quarter of 2024. Featuring the C-suite, senior executives, and operational and functional specialists, the workshop applied the double materiality perspective, resulting in the determination of the top material matters for the year (M1–M15, see below). Note that the last three related material matters were consolidated into one. M15 (Advancing core skills, inclusion and diverse talent) consolidates three matters (Talent management and core skills; Culture and values; Diversity and inclusion). MATERIAL MATTERS MAP ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– The map below demonstrates where our material matters plot in relation to financial materiality and impact materiality (all scoring above 5 in importance). The colour of the squares of the material matters represents the three-dimensional business strategy (see page 42). Double materiality results OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 3 MATERIAL MATTERS Score BUSINESS STRATEGIC PILLARS Profitability 8.47 Maintaining a profitable business and optimising capital allocation Safety and health 7.72 Ensuring safety and wellbeing Capital allocation and balance sheet strength 7.68 Maintaining a profitable business and optimising capital allocation License to operate 7.17 Prospering in every region in which we operate Tailings storage facilities management 6.52 Sustainability embedded as the way we do business Water management 6.51 Sustainability embedded as the way we do business Nature pollution and mine rehabilitation 6.43 Sustainability embedded as the way we do business Climate transition risk 6.33 Sustainability embedded as the way we do business Climate physical risk 6.29 Sustainability embedded as the way we do business Sociopolitical instability 6.26 Prospering in every region in which we operate Macroeconomic and geopolitical volatility 6.23 Building a pandemic resilient ecosystem Inclusive, diverse and bionic Innovation, digital evolution and cyber exposure 6.09 Strategic foundation Security, crime and extortion 6.06 Ensuring safety and wellbeing Energy supply and security 6.04 Building a pandemic resilient ecosystem Advancing core skills, inclusion and diverse talent 5.77 Inclusive, diverse and bionic Refer to • Page 267 for the Materiality determination process • Page 268 for the Definitions and references within the report

OUR BUSINESS AND LEADERSHIP About Sibanye-Stillwater 5 Our value journey from 2013 7 Board and executive leadership 8 Chairman and Chief Executive Officer’s review 13 Corporate governance 20 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SIBANYE-STILLWATER COMBINED INTEGRATED REPORT 2024 4 Catalytic converters (PGMs): Help in reducing harmful vehicle emissions and improving air quality.

ABOUT SIBANYE-STILLWATER CORPORATE PROFILE Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations. Sibanye-Stillwater is one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information, see www.sibanyestillwater.com MINERAL RESERVES AND RESOURCES –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Global footprint with extensive precious metals Mineral Reserves of 57.1 million ounces (Moz) that support long life of mines, and Mineral Resources of 372.3Moz. The Group has also grown its attributable lithium Mineral Reserves by 36.6% to 471kt of lithium carbonate equivalent (LCE) and its copper Mineral Resources by 116% to 17,604Mlb. SUSTAINABILITY SALIENT FEATURES Group serious injury frequency rate (SIFR) and total recordable injury frequency rate (TRIFR) at lowest recorded levels since 2013 21% of employee promotions in SA were awarded to women,  improved our women representation to 18% Secured €500 million green loan financing facility for Keliber lithium project The financial closure of our fourth renewable energy project securing 70% of our SA region’s long-term energy requirements Level 4 B-BBEE achieved Renewed sustainability strategic framework underpinned with 2030 targets OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 5 2024 PRODUCTION AND RECYCLING1 ––––––––––––––––––––––––––––––––––––––––––––––––– 843koz gold and 1.7Moz silver 1.3Moz platinum and 1.1Moz palladium 190koz rhodium, 266koz ruthenium and 64koz iridium 2.7Mt chrome, 82kt zinc (payable) and 7.7kt nickel 2.6Mlbs copper 59.5 37.1 6 3.6 3.8 1 1 PGMs Gold Chrome Nickel Zinc Silver Other 2024 REVENUE PER OPERATION R112bn (US$6bn) 51 31 9 8 6 4 3 SA PGM operations SA gold operations US PGM underground operations US PGM recycling Reldan operations Century zinc retreatment operation Sandouville nickel refinery 2024 REVENUE PER PRODUCT (Rbn) 1 The Platinum Group Metals (PGM) production in the SA operations is platinum, palladium, rhodium and gold, referred to as 4E (3PGM+Au) of 1.7Moz 4E PGMs for 2024, and in the US PGM operations are platinum and palladium, referred to as 2E (2PGM) of 426koz 2E PGMs for 2024 and US PGM recycling is platinum, palladium and rhodium referred to as 3E (3PGM) of 316koz 3E PGMs for 2024. Recycling is inclusive of the Reldan operation from 1 March 2024 – 31 December 2024 2 See the Consolidated Income statement in the Group Annual Financial Report for the year ended 31 December 2024 3 The FTSE Russell green revenue factor is defined by FTSE Russell as the percentage of revenue that is derived from products that have a positive environmental utility which help prevent, restore and/or adapt to issues deriving from climate change, natural resource limitations and environmental degradation. This measure enables precise identification of green products and services across the entire value chain and helps investors assess revenue exposure to green activities within the Group.The FTSE Russell green revenue factor is a non-IFRS measure and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standard OUR SUSTAINABILITY CREDENTIALS Sustainability-related indices (not limited to these) in which we are currently included: LOSS FOR 2024 YEAR2 R5.7 billion (US$311 million) 73% GREEN REVENUE FACTOR3 WORKFORCE 72,423 Percentage of women at Sibanye-Stillwater 13% 14% 16% 17% 18% 2020 2021 2022 2023 2024 Water purchased at Sibanye-Stillwater (ML) 22,640 20,944 21,046 21,394 19,787 2020 2021 2022 2023 2024 (see page 143) (see page 195)

A UNIQUE, PORTFOLIO OF GEOGRAPHICALLY DIVERSIFIED ASSETS AND COMMODITIES UNDERPINNED BY GREEN METALS OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION ABOUT SIBANYE-STILLWATER continued IR – 6 * Non-managed PGM = platinum group metals, Au = gold, Cu = copper, LCE = lithium carbonate equivalent, Zn = Zinc, U3O8 = uranium Mineral Resources are inclusive of Mineral Reserves 1. Reldan is a non-mineral property, forming part of the Group’s recycling operations. Acquisition effective March 2024 AMERICAS ASSETS US PGM OPERATIONS Stillwater mine (100%) Mineral Reserves: 11.2Moz 2E East Boulder mine (100%) Mineral Reserves: 7.8Moz 2E PGM EXPLORATION Marathon (13.85%)* Mineral Resources: 0.8Moz 2E RECYCLING Columbus Met complex (100%) - PGM autocatalysts recycling Reldan (100%)1 - Industrial and e-scrap recycling COPPER EXPLORATION Altar (48.61%)* Mineral Resources: 15,492Mlbs Cu SOUTHERN AFRICAN ASSETS SA PGM OPERATIONS Marikana (80.64%) Mineral Reserves: 16.1Moz 4E Rustenburg (74%) Mineral Reserves: 9.8Moz 4E Kroondal (87%) Mineral Reserves: 0.7Moz 4E Mimosa (50%)* Mineral Reserves: 1.5Moz 4E SA PGM EXPLORATION Akanani (80.13%) Mineral Resources: 31.6Moz 4E Limpopo: Voorspoed and  Doornvlei (80.64%), and Dwaalkop (40.32%) Mineral Resources: 19.9Moz 4E SA GOLD OPERATIONS Kloof (100%) Mineral Reserves: 1.6Moz Au Beatrix (100%) Mineral Reserves: 0.7Moz Au Driefontein (100%) Mineral Reserves: 2.4Moz Au Cooke surface (76%) Mineral Reserves: 0.04Moz Au DRDGOLD (50.23%)* Mineral Reserves: 2.7Moz Au SA GOLD DEVELOPMENT Burnstone (100%) Mineral Reserves: 2.5Moz Au SA GOLD EXPLORATION SOFS (Southern Free State project) (100%) Mineral Resources: 6.9Moz Au SA URANIUM EXPLORATION Beisa (100%) Mineral Resources: 27.0Mlb U₃O₈ Cooke (76%) Mineral Resources: 32.2Mlb U₃O₈ EUROPEAN ASSETS LITHIUM DEVELOPMENT Keliber lithium project (79.82%) Mineral Reserves: 248kt LCE NICKEL OPERATIONS Sandouville refinery (100%) AUSTRALIAN ASSETS ZINC OPERATIONS Century (100%) Mineral Reserves: 1,218Mlb Zn COPPER EXPLORATION Mount Lyell (100%) Mineral Resources: 1,945Mlb Cu RECYCLING SECONDARY MINING BATTERY METALS GREEN METALS

OUR VALUE JOURNEY FROM 2013 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION ABOUT SIBANYE-STILLWATER continued IR – 7 • Gold Fields unbundled its South African gold assets (Kloof, Driefontein and Beatrix), forming Sibanye Gold Limited • Listed on the Johannesburg and New York stock exchanges • Acquired Cooke operations from Gold One (August) • Market cap1 R10 billion US$1.2 billion 1 Source: EquityRT, with numbers quoted at the end of each year except for 2013, which represents the market capitalisation on the day of listing 2 Source: FactSet, Year-to-date, market capitalisation as at 28 March 2025 Sibanye-Stillwater was established in 2013 as a separate entity through the unbundling of Gold Fields Limited's South African mines. The company was created to focus on precious metals, primarily gold and PGMs. We have since expanded through various acquisitions, including the purchase of Stillwater Mining Company in the United States in 2017. Today Sibanye-Stillwater is one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. We also produce and refine iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing, and increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. Our market capitalisation at the end of March 2025, was R57.4 billion (US$3.1 billion). Since  2013, we have returned over R46 billion (US$3 billion) in additional value to investors in the form of dividends and share buybacks, which is over four times our initial market capitalisation on listing of R10 billion (US$1.2 billion). See Our shared value in numbers for more shared value created, page 271. TIMELINE OF NOTEWORTHY OCCURRENCES • Acquired 100% of Reldan in 2024 (March) • Entered into a US$500m streaming agreement with Franco Nevada (December) • Secured up to €500m in green financing package for the Keliber lithium project (August) • Announced the first PGM transactions: Rustenburg assets and Aquarius Platinum PLC • Entered PGM sector with South African acquisitions: – Aquarius (April) – Rustenburg operations (November) • Acquired 38.05% stake in DRDGOLD Limited, a world leader in gold tailings retreatment, by vending certain surface gold tailings facilities and processing assets into DRDGOLD for shares (July/August) • Acquired: – Lonmin Plc, Marikana operations (South Africa), which includes processing and smelter plants, as well as base and precious metals refineries (June) • Acquired Stillwater Mining Company, Montana, US (May) • Rebranded as Sibanye-Stillwater (August) • Increased holding in DRDGOLD to 50.1% (January) through R1bn share placement (January) • Acquired 30% stake in Keliber Oy for €30m (February) • Acquired 19.99% in New Century Resources, an Australian zinc tailings reprocessing facility (December) • Acquired 100% of Sandouville nickel refinery (February) • Increased Keliber holding to 85% (November) • Celebrated a decade of shared value • Keliber rights issue results in Finnish Minerals Group holding to 20%, our share ~80% (April) • Acquired 100% of New Century, and executed an option to take ownership of Mt Lyell copper project (March) • Acquisition of 50% of Kroondal from Anglo American Platinum (November) • Acquired Wits Gold, including Burnstone and other projects in Free State province, South Africa • 28 March 2025 Market cap2 R57.4 billion US$3.1 billion • Entered into enhanced and new chrome agreements with Glencore (February)

BOARD AND EXECUTIVE LEADERSHIP OUR BOARD AS AT 31 DECEMBER 2024 BOARD CHARACTERISTICS1 With the roles of Chairman and CEO separated, our Board is a unitary Board with an appropriate balance of relevant diversity in culture, age, fields of knowledge, skills and experience. Although we have 15.4% female representation on the board, we wish to increase our gender diversity further. Independent Non-Executive Chairman Lead Independent Director 85% of our directors were non-executive directors 100% of our non-executive directors were independent on 31 December 2024 64% of our non-executive directors are independent on 25 April 2025 TENURE1 The Group brings new directors onto the Board periodically to refresh the Group’s thinking in a manner that supports both continuity and appropriate succession planning. Sibanye-Stillwater recognises that a variety of director tenures within the boardroom is beneficial to ensure Board quality and continuity of experience. BOARD DIVERSITY1 Director rotation ensures a fresh perspective while maintaining continuity of skills and institutional experience. In accordance with the Company’s Memorandum of Incorporation (MOI), one third of the directors shall retire from office at each annual general meeting (AGM) and stand for election. The first to retire is the director appointed as an additional member of the Board followed by the longest serving members. Retiring directors can be immediately re-elected by the shareholders at the AGM. Dr R Stewart, T Nombembe and Dr P Hancock will stand for election at the AGM. K Rayner and N Froneman will stand for re-election at the AGM. 1 Statistics on this page are as at 31 December 2024 2 Historically disadvantaged persons (HDPs) as defined in the MPRDA OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 8 TENURE AT SIBANYE-STILLWATER 3 4 6 Less than two years Two to nine years More than nine years GENDER DIVERSITY (%) 85% 15% Male Female RACE AND CULTURE (%) 38% 31% 31% Other SA excluding HDPs&sup2; HDP&sup2; Other nationalities BOARD AGE 3 11 1 Younger than 60 Between 60 and 70 Older than 70 For more detail on our board committees, focus areas, memberships etc, see page 253 of this report

OUR BOARD AS AT 25 APRIL 20253 Committees A filled icon indicates chair of the committee Board Chairman Investment Committee Remuneration Committee Safety and Health Committee Audit Committee Nominating and Governance Committee Risk Committee Social, Ethics and Sustainability Committee Independent non-executive directors and non-executive directors DR VINCENT MAPHAI (73) Independent Non-Executive Chairman of the Board PhD, University of Natal; Advanced Management Program (Harvard University) South African citizen, appointed Independent Non- executive Chairman of the Board on 24 February 2020 Appointment date preceding Board of Sibanye Gold - 1 June 2019 RICHARD MENELL (69) Lead Independent Director (until 1 January 2024) and Non-Executive Director (as at January 2025) MA (Natural Sciences, Geology), MSc (Mineral Exploration and Management) SA and US citizen, appointed to the Sibanye-Stillwater Board on 24 February 2020 Appointment date preceding Board of Sibanye Gold - 1 January 2013 HARRY KENYON-SLANEY (64) Lead Independent Director (from 1 January 2024) BSc (Hons) (Geology), International Executive Programme UK citizen, appointed 24 February 2020 Appointment date preceding Board of Sibanye Gold - 16 January 2019 • Chairman of the Board • Nominating and Governance Committee (Chair) • n/a • Risk Committee (Chair) • Corporate affairs and transformation • Strategy • An exceptional career with regards to societal transitions, political and human science, thereby bringing a wealth of knowledge to the sustainability function • Risk management • All aspects of the mining industry, operationally and at executive management and board level • Geology • Financial management • With a mining career of more than 40 years, he brings a wealth of knowledge on various sustainability matters, including climate change and sustainability • Operations • Geology • Health and safety • Business transformation • With a distinguished career that includes executive roles in energy and mining, he brings extensive expertise on climate change and sustainability • Business development TIMOTHY CUMMING (67) Non-Executive Director (as at February 2025) BSc (Hons) (Engineering), BA (PPE), MA SA citizen, appointed 24 February 2020 Appointment date preceding Board of Sibanye Gold - 21 February 2013 DR ELAINE DORWARD-KING (67) Independent Non-Executive Director BSc (Chemistry), PhD (Analytical Chemistry) US citizen, appointed 27 March 2020 JEREMIAH VILAKAZI (64) Non-Executive Director (as at January 2025) BA, MA, MBA SA citizen, appointed 24 February 2020 Appointment date preceding Board of Sibanye Gold - 1 January 2013 • Remuneration Committee (Chair) • Social, Ethics and Sustainability Committee (Chair) • Safety and Health Committee (Chair) • Engineering in the mining industry • Leadership and strategic development • Financial, investment and risk management • Sustainability matters including the understanding of Board duties with respect to tailings storage facilities (TSFs), and also potential risks that TSFs pose and the controls required to manage, monitor and mitigate the risks • Mining • Health and safety • An extensive career holding various executive sustainability positions responsible for all sustainability matters, including climate change and sustainability • Understanding of Board duties with respect to TSFs, the potential risks TSFs pose, and the controls required to manage, monitor and mitigate the risks • Risk management • Mining industry leadership • Strategic investments • Shaping major public service policies in post-1994 South Africa • Advocacy • Having held various executive positions in his extensive career, his expertise in transformation and corporate governance underpins his expertise in sustainability matters, including climate change and sustainability 3 Due to some remaining Board members reaching 12-year tenures, rotation of committee chairs and other rotations have been made, and four directors are classified as non- independent non-executives. As of the issuance of this report on 25 April 2025, 64% of our non-executive directors are independent. During the CEO transition period from Neal Froneman to Richard Stewart, we have three executive directors (from 1 March 2025 to 30 September 2025), which temporarily decreases the total number of independent directors on the Board. We expect this to change on 1 October 2025. For more information on these changes, see page 24 of this report OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION BOARD AND EXECUTIVE LEADERSHIP continued IR – 9

Independent non-executive directors and non-executive directors 3 continued SINDISWA ZILWA (57) Independent Non-Executive Director BCompt (Hons), CTA, CA(SA) Chartered Director (SA) Cybersecurity certificate programme: Managing Risk in the Information age SA citizen, appointed 1 January 2021 KEITH RAYNER (68) Non-Executive Director (as at January 2025) BCom, CTA, CA(SA) SA citizen, appointed 24 February 2020 Appointment date preceding Board of Sibanye Gold - 1 January 2013 PHILIPPE FRAN&Ccedil;OIS MARIE-JOSEPH BOISSEAU (63) Independent Non-Executive Director MSc (Theoretical Physics) French citizen, appointed 8 April 2024 • Audit Committee (Chair) • Investment Committee (Chair) • Auditing and accounting • Risk management • Executive management and governance • Regulatory compliance • In line with the proposed U.S. Securities and Exchange Commission (SEC) regulations, the Board, through the Nominating and Governance Committee, appointed Sindiswa as the Board of Directors’ cybersecurity expert • Corporate finance and accounting • Risk management • Executive management and governance • Regulatory compliance • He brings extensive financial expertise to sustainability matters, including climate change • In compliance with the Sarbanes-Oxley Act, the Board has identified Keith Rayner as the Audit Committee’s financial expert • Engineering • Executive management and governance • Strategic and operational knowledge of technology, markets, investors, consumers and regulations • With a distinguished career that includes executive roles in refining, upstream, gas, retail and renewable energy, his expertise will be of great value to the energy transition and mining DR PETER HANCOCK (61) Independent Non-Executive Director PhD, Metallurgical Engineering, McGill University, MSc, Metallurgical Engineering and B.E. and Metallurgical Engineering Dalhousie University Canadian citizen, appointed 6 May 2024 TERENCE NOMBEMBE (63) Independent Non-Executive Director BCom, BCompt (Hons), CA(SA) SA citizen, appointed 11 September 2024 • Metallurgical Engineering • Executive management and governance • Strategic and operational knowledge of mining operations, process technologies, and project management • A distinguished career that includes executive roles in nickel mining, project development, and strategic advisory • Accounting and auditing • Executive management and governance • Strategic and operations knowledge of risk management, corporate governance, • A distinguished career that includes executive roles in auditing, risk management, and corporate governance Executive directors3 NEAL FRONEMAN (65) Chief Executive Officer BSc Mech Eng (Ind Opt), BCompt SA citizen, appointed 24 February 2020 Appointment date preceding Board of Sibanye Gold - 1 January 2013 RICHARD STEWART (49) CEO Designate (from 1 March 2025) and Chief Regional Officer: Southern Africa BSc (Hons), PhD (Geology), University of the Witwatersrand; MBA, Warwick Business School (UK); PrSciNat SA citizen, appointed 1 March 2025 CHARL KEYTER (51) Chief Financial Officer BCom, MBA, ACMA and CGMA SA citizen, appointed 24 February 2020 Appointment date preceding Board of Sibanye Gold - 9 November 2012 • Operations management • Mergers and acquisitions • Risk management and strategy • Sustainability matters, including climate change • Operations and Mineral Resource management • Mergers and acquisitions • Risk management and strategy • Safety and health • Financial and corporate finance management • Mergers, acquisitions and integration • Executive management and governance • Risk management 3 Please refer to footnote 3 on page 9 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION BOARD AND EXECUTIVE LEADERSHIP continued IR – 10 Committees A filled icon indicates chair of the committee Audit Committee Investment Committee Nominating and Governance Committee Remuneration Committee Risk Committee Safety and Health Committee Social, Ethics and Sustainability Committee Detailed biographies and information on other public directorships are available on our corporate website (www.sibanyestillwater.com) and in our Form 20-F, available at www.sibanyestillwater.com/news-investors/ reports/annual/

C-SUITE AND SENIOR MANAGEMENT as at 25 April 2025 –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– NEAL FRONEMAN (65) Chief Executive Officer BSc Mech Eng (Ind Opt), BCompt RICHARD STEWART (49) CEO Designate and Chief Regional Officer: Southern Africa BSc (Hons), PhD (Geology), University of the Witwatersrand; MBA, Warwick Business School (UK); PrSciNat CHARL KEYTER (51) Chief Financial Officer BCom, MBA, ACMA and CGMA THEMBA NKOSI (52) Chief People and Culture Officer BA (Hons) (Employment Relations), University of Johannesburg; BTech (Human Resources), Peninsula Technikon; Human Resources Executive Program, University of Michigan MELANIE NAIDOO-VERMAAK (50) Chief Sustainability Officer BSc (Hons), MSc (Sustainable Development), MBA ROBERT VAN NIEKERK (60) Chief Technical and Innovation Officer National Higher Diploma (Metalliferous Mining), Technikon Witwatersrand; BSc (Mining Engineering), University of the Witwatersrand; South African Mine Manager’s Certificate of Competency MIKA SEITOVIRTA (62) Chief Regional Officer: Europe MSc (Econ), University of Vaasa, Finland LERATO LEGONG (47) Chief Legal Officer LLB, University of Pretoria CHARLES CARTER (61) Chief Regional Officer: Americas BA (Hons), University of Cape Town; D.Phil, Oxford University For full profiles of the members of the C-suite and senior management, see www.sibanyestillwater.com/about-us/leadership/ OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION BOARD AND EXECUTIVE LEADERSHIP continued IR – 11 Executive directors C-Suite (Prescribed officers) Executive Vice Presidents

C-SUITE AND EXECUTIVE MANAGEMENT as at 25 April 2025 continued –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– THABISILE PHUMO (51) Stakeholder relations BA (Hons) (Corporate Communication) University of Johannesburg KEVIN ROBERTSON (59) US PGM operations NHD (Economic Geology), Witwatersrand Technikon; Post-Experience Diploma in Engineering Business Management, Warwick University (UK); Graduate Diploma in Engineering (Mining Engineering) University of the Witwatersrand; Master of Engineering, University of the Witwatersrand, PrSciNat RICHARD COX (52) Processing operations Stanford Executive Program, Stanford University Graduate School of Business; MBA (cum laude), Gordon Institute of Business Science; BSc (Mining), University of the Witwatersrand DAWIE VAN ASWEGEN (48) Mining operations ND Metalliferous Mining, NHD Metalliferous Mining, Managers Certificate of Competency, Junior Management Programme (JMP), Management Development Programme (MDP), Baccalaureus Technology, University of Johannesburg Degree: Mining Engineering, Advanced Management – Duke Corporate Education Programme (LIA), London KLEANTHA PILLAY (47) Sales and marketing BSc.Eng (Chem) & MSc.Eng (Chem), University of Natal; MBA, University of Cambridge BHEKI KHUMALO (51) Human resources BA, BA (Hons), MA (Clinical Psychology) (University of KwaZulu-Natal), LLB (University of South Africa) WILLIAM TAYLOR (56) Technical services Southern Africa (SA) region; Group Champion Health and Safety Bachelor of Mining Technology, University of Johannesburg JAMES WELLSTED (55) Investor relations and Corporate affairs BSc (Hons) Geology and Postgraduate Diploma in Business Administration, Wits University GEORGE ASHWORTH (66) Chief of Staff BA in Engineering and a M Phil in Control Engineering and Operational research, Cambridge University GREG COCHRAN (63) Head of Uranium BSc (Mining Engineering) and MSc (Mining Engineering and Mineral Economics), University of the Witwatersrand; MBA, Cranfield School of Management (UK); South African Mine Managers’ Certificate of Competency: Underground Coal Mines; South African Mine Managers’ certificate of competency: Underground Metalliferous Mines (from 1 June 2024) JACQUES LE ROUX (48) Finance and Commercial: SA region BCom (Hons), CA(SA) BARRY HARRIS (40) Australian region B.Eng. Mining (Hons), University of Queensland; MSc in Mineral and Energy Economics, Curtin University; DSTA, Melbourne Business School OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION BOARD AND EXECUTIVE LEADERSHIP continued IR – 12 For full profiles of the members of the C-suite and senior management, see www.sibanyestillwater.com/about-us/leadership/

CHAIRMAN AND CHIEF EXECUTIVE OFFICER’S  REVIEW* We have continued to be proactive in responding to many of the forces driving global change during 2023 and 2024. Underpinned by our strategic diversification since 2013, this has ensured that the Group is well positioned to sustain an extended period of low commodity prices, and potentially benefit from opportunities which may emerge. The global economic context may remain challenging for some time and, accordingly, our focus for 2025 remains on our strategic essentials: optimising our operations for profitability and long-term sustainability and protecting the Group balance sheet in order to secure our financial health. For more on our strategy and how we have performed against our strategic priorities, please see the Strategy unpacked section on page 42 of this report. The operational restructuring undertaken over the last 18 months has secured greater operational stability and has on balance improved the overall profitability of the Group. The SA PGM operations were profitable for 2024, with the SA gold operations benefiting from the increasing gold price, and the Century operations in Australia and recycling operations in the US region all contributing positively to the Group. The further restructuring of the US PGM operations in Q4 2024 and ongoing restructuring at Sandouville, are expected to significantly reduce losses from these operations for 2025 relative to 2024, strengthening the Group’s earnings outlook. * Note: The discussion in this section includes a description of certain non-IFRS financial metrics used to assess operational performance. For a further description of Sibanye-Stillwater’s financial performance, see the Chief Financial Officer’s Report on page 75. SAFETY –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– The health and safety of our employees is our first priority, and we remain committed to ensuring a safe work environment at all our operations. Improvements in most safety indicators during 2024 maintained the positive trends established over the last five years and confirm that we continue to reduce risk at our operations. Although the number of fatalities reduced year-on-year from 11 in 2023 to eight in 2024 (three: SA gold; five: SA PGM), one life lost is one too many. We mourn the eight employees tragically lost over the year. The Board and management of Sibanye-Stillwater extend their sincere condolences to the families, friends and co-workers of our deceased colleagues, with support provided to the families. All incidents have been or are currently being investigated along with relevant stakeholders. These investigations revealed that proper application of critical controls, and adherence to safety protocols, behaviours and management routines, would have prevented many of these fatalities. Despite our Fatal elimination strategy delivering progress, we continue to experience unacceptable risk tolerance and non-compliance in certain areas that leads to unacceptable fatal incidents, We encourage a bottom-up approach to safety, empowering our workforce to take ownership of their own and their teams' safety. Self-stoppages of work in unsafe environments and reporting near- miss incidents continues to be encouraged. The trend is improving with self-stoppages from operational crews now above 80% of total reported stoppages for the month of December 2024, reflecting the embedded safety culture for which we are striving. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 13 We remain focused on our Strategic essentials as we navigate through a challenging macro-economic and geo- political environment. During 2024, we implemented proactive measures to optimise operational profitability and protect and strengthen our Balance sheet. Dr Vincent Maphai – Chairman Neal Froneman – Chief Executive Officer

Our improving safety trends are encouraging (see graphs). From an underground deep-level gold mining perspective, our performance aligns with industry peers. Our PGM operations also compare favourably to peers with a similar risk profile. From a Group perspective, when comparing to our ICMM peers, we are intensifying our fatal elimination programme to follow a trajectory that achieves the current ICMM members’ average FIFR performance by 2029. Group – SIFR (per million hours worked) 3.50 3.88 4.68 4.16 3.57 3.70 3.03 3.03 3.77 2.91 2.61 2.21 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 0.00 2.00 4.00 6.00 Group – FIFR (per million hours worked) 0.10 0.12 0.06 0.10 0.07 0.16 0.04 0.06 0.13 0.03 0.07 0.05 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 0.00 0.05 0.10 0.15 0.20 Our employee and contractor numbers have nearly doubled (increased 99.7%) since 2013. The trends in the following graph reflect how our strategy is delivering positive progress on 72,423 people working more safely and making values-based decisions in line with clear safety standards. Workforce (000) vs fatalities 8 11 7 9 8 20 6 8 18 4 6 6 1 1 0 5 3 4 0 1 3 1 5 2 36 44 46 75 66 65 85 85 85 84 83 72 Employee fatalities Contractor fatalities Workforce Linear (Workforce) 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 0 25 50 0 20 40 60 80 100 Notwithstanding the progress being made, we are aware that our journey to ensuring zero harm for all employees will be challenging, requiring constant vigilance and stricter adherence to protocols by employees along with a shift in attitudes to risk. Our key focus for 2025 is on line management's role in ensuring accountability, and equipping leaders to address errors and reinforce safe work practices. For more detail on safety and health, see Ensuring safety and wellbeing, page 111. STRATEGIC POSITIONING – APPROPRIATE AND RELEVANT ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– The strategic importance of the Group's diversified portfolio of metals was again reinforced by the significant increase in the financial contribution of the SA gold operations to the Group. These mature mines, buoyed by the tailwind of a strong gold price during a challenging period for most of our other metals which are more aligned with industrial economic cycles, delivered materially better financial results for 2024, providing critical financial support for the Group. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REVIEW continued IR – 14

The significant increase in the profit from the SA gold operations and restructuring of the Group operations have, on balance, stabilised Group profitability. Group adjusted EBITDA of R6.4 billion (US$360 million) for H2 2024 was in line with adjusted EBITDA of R6.4 billion (US$340 million) for H2 2023, marking the third consecutive six-month period of consistent Group adjusted EBITDA. Due to relatively more stable operations for H2 2024 and a 26% increase in the average rand gold price compared with H2 2023, adjusted EBITDA from the SA gold operations increased by R2.5 billion period-on-period to R3.6 billion for H2 2024, which was R1.0 billion or 38% higher than adjusted EBITDA from the SA PGM operations for H2 2024, and accounted for 56% of Group adjusted EBITDA for the period. This was the first six-month period since 2017 that adjusted EBITDA from the SA gold operations has exceeded the contribution from the SA PGM operations. This marks a notable turnaround from previous years when the SA PGM and US PGM operations comprised 80%–90% of Group earnings and sustained the Group during a seven-year period when the SA gold operations experienced significant operational disruptions. At the spot gold price of about R1,700,000/kg (17 February 2025), all of the SA gold operations are profitable (a pro forma AISC margin of 27% at H2 2024 average AISC of R1,253,083/kg). The SA gold operations are highly leveraged, and should the gold price remain elevated as we expect, profits from the SA gold operations for 2025 could increase materially. Our strategic investment in recycling and secondary mining assets is also proving valuable, with the US PGM and Reldan recycling operations offering stable margins through cycles and contributing combined adjusted EBITDA of US$32 million (R594 million) to the Group for 2024. Our surface reprocessing assets also contributed to Group profitability, with adjusted EBITDA from the Century reprocessing operations in the AUS region, adding R641 million (US$34 million) for 2024 with adjusted EBITDA from DRDGOLD for 2024 of R2.5 billion (U$S139 million). The SA PGM operations are highly leveraged and the marginally lower average 4E basket price of R23,892/4Eoz (US$1,333/4Eoz) and 10% increase in AISC for H2 2024 resulted in adjusted EBITDA for H2 2024 decreasing by 55% to R2.6 billion (US$152 million) compared to H2 2023. As per the agreement with Anglo American Platinum Limited (Anglo American Platinum) the processing arrangement for the Kroondal operation changed from a Purchase of Concentrate to Toll arrangement, which resulted in no metal sales from the Kroondal operations from 1 September 2024 (four months) due to the build-up of inventory in the processing pipeline, with sales of 53,156 4Eoz for H2 2024 significantly lower than production of 144,888 4Eoz, negatively impacting profit and cash flow for the period. The resumption of metal sales from the Kroondal operation and more stable production from the SA PGM operations for 2025 should preserve margins from the SA PGM operations, with the newly signed Glencore Merafe Venture chrome agreements potentially adding value in future. Notably, the optimisation of our PGM operations has further improved their competitive position on the industry PGM cost+capex curve relative to peers. The significant reduction in cost and capex from our US PGM operations for 2024 in particular, has resulted in a significant shift towards the middle of the industry cost+capex curve from its top quartile position in 2023. Post the restructuring of the US PGM operations during Q4 2024, management is assessing various opportunities to further reduce costs and improve productivity through modernisation of the mining practices, application of technology and optimisation of infrastructure. Capex at the Marikana operation is currently elevated due to investment required for the ongoing development of the K4 shaft project. As production from the K4 shaft project builds up to an expected steady state level of 250,000 4Eoz in 2030, and ore reserve development capital normalises, K4 shaft unit costs are expected to decrease significantly from current AISC of over R60,000/4Eoz, to about R20,000/4Eoz, reducing average unit costs for the Marikana operations and improving its position on the industry cost curve relative to PGM industry peers. See the cost curve below: Source: Nedbank The 2E PGM basket price for the US PGM operations has remained substantially lower than AISC since 2021, despite the successful restructuring of the US PGM operations undertaken during Q4 2023. Mined 2E PGM production of 425,842 2Eoz for 2024 was consistent with 2023 and AISC reduced by 27% to US$1,367/2Eoz (R25,042/2Eoz). The 21% decline in the average 2E PGM basket price from US$1,243/2Eoz for 2023 to US$988/2Eoz for 2024 largely offset this reduction and necessitated further restructuring to address ongoing losses. This next phase of restructuring, announced in September 2024 and concluded during Q4 2024, is expected to reduce operating costs for the US PGM operations for 2025 by approximately US$140 million and capex by US$50 million to align with the lower planned production rate compared with 2024. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REVIEW continued IR – 15

The Stillwater West mine has been placed on care and maintenance, with production focusing on lower volume, higher margin production from the East Boulder and Stillwater East mines. The consequent decrease of approximately 200,000 2Eoz production from the US PGM operations (from 2024 guidance levels) to between 255,000 2Eoz and 270,000 2Eoz for 2025, while reducing absolute losses, is, however, expected to result in AISC for 2025 between US$1,420/2Eoz and US$1,460/2Eoz. This remains well above US$1,000/2Eoz, which is the level required for sustainable operations. The emphasis will now be on continuous cost optimisation and modernisation of the mining practices, technology and infrastructure in order to reduce AISC enabling potential restoration of production levels. The financial position of the US PGM and US recycling operations could be significantly enhanced by potential payments equivalent to 10% of operating costs arising from Section 45X of the Inflation Reduction Act (IRA). The final Section 45X rules of the IRA, published in Q4 2024 by the US Department of the Treasury, were amended to include qualification of extraction and processing costs in addition to refining costs for a 10% Advance Manufacturing Production credit. The US PGM and recycling operations refine platinum, palladium, and rhodium through an unrelated third party. In terms of the final Section 45X rules issued in October 2024, a certification statement providing that Sibanye-Stillwater is the sole party entitled to claim the credit must be signed with the third party refiner before credits are issued. The change in the US administration in January 2025 has introduced some uncertainty regarding the Section 45X regulations. The increasing imperative for national security of critical minerals supply, which includes palladium, through local supply chains, provides a compelling case for continued support for domestic production in the US. The possible Section 45X tax credit benefit for the US PGM operations for 2025 is estimated to be US$30 million (R547 million), equivalent to a US$110/2Eoz reduction in AISC. The US PGM recycling operations potentially qualify for an additional estimated credit of US$30 million (R547 million) for 2025. In combination (US$60 million), this would significantly improve profitability from the US PGM operations. Furthermore, the rules are retrospective with combined credits relating to the 2023 and 2024 financial years estimated at approximately US$120 million (R2.2 billion) and US$90 million (R1.6 billion) respectively. Positive support is also being obtained from European authorities to promote the development of a regional battery metals value chain for the automotive industry. The GalliCam project, which aims to produce pCAM material after demonstrating technical and commercial feasibility, has been selected for a €144 million grant from the EU Innovation Fund, 60% of which would be receivable after a final investment decision is made. It has also been identified as eligible for a possible C3IV tax credit for green industry innovation, providing further confirmation that our strategic investments in critical metals in chosen ecosystems (informed by multipolarity) are attracting strategic governmental support as we anticipated. In March 2025, Sibanye-Stillwater’s Keliber lithium project in Finland and GalliCam project in France as 'Strategic Projects' have been classified under the European Union (EU) Critical Raw Materials Act (CRMA). The CRMA aims to ensure that European extraction, processing and recycling of strategic raw materials meet 10%, 40% and 25% respectively of the EU's demand by 2030. The recognition by the European Commission affirms our strategic investments and focus on regional ecosystem development and we look forward to advancing these critical projects and delivering lasting value to our stakeholders. For the full the announcement, see www.sibanyestillwater.com/news-investors/news/news-releases/ Reinforcing the Group balance sheet The initiatives announced in February 2024 to reinforce the balance sheet were largely complete by year-end. This involved accessing various sources of market capital not commonly utilised in the SA mining industry. These instruments were carefully considered and implemented to maintain balance sheet integrity, enhance liquidity and manage risks through the cycle, but were also structured to be flexible retaining upside exposure to metal prices and our primary production. The gold pre-pay agreement for instance, which was concluded in August 2024 for delivery of 1,497kg (48,129oz) of gold in equal monthly tranches from October 2024 to November 2026, secured the Group R1.8 billion (US$100 million) in non-debt financing, which is the minimum value at the floor price of R1,350,000/kg. The cap price of R1,736,000/kg, provides up to 28% upside exposure to higher rand gold prices, with the effect that deliveries to date have fully benefited from the increase in the rand gold price. On 28 February 2025, the closure of the stream financing with Franco Nevada realised US$500 million (R9.4 billion) of additional non-debt capital, primarily by streaming gold (a relatively minor component of the basket of metals produced from our SA PGM operations), and less than 2% of platinum production over a finite period (294,000oz of platinum delivered over approximately 25 years). The stream transaction crystallised significant future value from the SA PGM operations at relatively low cost, while ensuring that our SA PGM operations retain full exposure to palladium and rhodium prices, and platinum prices for 98% of ounces produced. It is worth noting that: • Since 2016, the combined value generated by the SA PGM operations (measured as combined adjusted EBITDA generated less total capex invested) is approximately R138 billion a material 6.5x payback on investment over a seven-year period • After deducting the total acquisition cost for the SA PGM operations of R21.4 billion, the net return on investment from these acquisitions is R117 billion • Furthermore, the R9.4 billion of value crystallised through the stream is equivalent to 44% of the total R21.4 billion acquisition cost of the SA PGM operations, and increases the cumulative return on investment from our SA PGM operations to R147 billion, or 7x the acquisition cost The financial transactions concluded over the past year have added approximately R36 billion (US$1.9 billion) of additional headroom to the Group balance sheet and significantly enhanced the Group’s financial liquidity, flexibility and optionality. The Group Net debt to adjusted EBITDA ratio of 1.79x at the end of December 2024 was well below the increased covenant level of 3.5x agreed with the lenders, and, after adjusting for the R9.4 billion stream proceeds received in February 2025, reduces to a proforma level of 1.08x . This is well below net debt to adjusted EBITDA of 1.43x at the end of H1 2024 and close to mid cycle comfort levels of 1x. The Group's liquidity headroom of R45.7 billion (US$2.4 billion) at end of December 2024, (consisting of R16 billion (US$853 million) cash and R29.7 billion (US$1.6 billion) undrawn facilities), comfortably covers the R13 billion (US$0.7 billion) November 2026 bond maturity and is sufficient to sustain the Group for an extended period. The US$500 million (R9.4 billion) stream proceeds have further enhanced this position. The Group financial position is secure, but considering the current uncertain macro-economic environment, we plan to retain the prudent approach outlined in the 2023 results presentation in February 2024 to proactively mitigate increases in net debt until positive cashflow from operations is restored. For further financial insights, see the CFO’s report, page 75. CONTINUED ORGANIC VALUE UNLOCK –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– The Group focus on strategic essentials has not precluded progress on several value accretive initiatives. Our fundamental position regarding the longer-term outlook for the metals we produce and battery metals we will produce remains unchanged, with a considered and measured strategic response to the cyclical downturn in commodity prices. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REVIEW continued IR – 16

Our strategic focus is to ensure consistency through price cycles and our decisions are not taken based on short-term factors. We are confident that our strategic interventions to secure operational sustainability and protect our Balance sheet will ensure that the Group will not only prevail through the current low-price cycle, but emerge exceptionally well positioned to benefit from a recovery in metal prices. Our strategy remains relevant and appropriate, and we are confident that we are well positioned for longer-term value creation. Keliber lithium project We continued to invest in the development of the Keliber lithium project (perhaps somewhat counter cyclically during a period of oversupply as expressed by some observers) due to our fundamentally based forecast of future lithium market deficits in the latter half of the decade and to ensure that we are strategically positioned to supply locally produced lithium hydroxide (LiOH) necessary for the future development of the battery electric vehicle (BEV) sector in Europe. We invested R6.2 billion (US$336 million) of project capital in 2024, with final project capital expenditure expected during 2025, and the project is on track for commissioning during H1 2026. Rhyolite Ridge Despite maintaining our positive lithium market outlook, in February 2025, after reviewing updated information on the Rhyolite Ridge project provided by ioneer, the Board resolved not to proceed with an investment in the Rhyolite Ridge project, as among other things, the project did not meet the Sibanye-Stillwater investment hurdle rates at prudent pricing assumptions. The Group nonetheless remains committed to the its battery metals strategy and the US market and will continue to assess growth opportunities in this space. Glencore Merafe venture chrome value opportunity On 19 February 2025, a strategic enhancement to the historical Marikana chrome contract (Marikana Contract) and a new Chrome Management Agreement (CMA) were signed with the Glencore Merafe Venture (GM Venture). The majority of the Chrome Recovery Plants (CRPs) at Sibanye- Stillwater’s SA PGM operations will be operated by the GM Venture once the CMA is effective, which intends to leverage its processing expertise to optimise chrome production yields and reduce operational costs across all relevant CRPs. The enhanced Marikana Contract is expected to accelerate completion of delivery of contracted chrome volumes agreed between Lonmin and the GM Venture in 2011 by approximately 20 years through increasing feed and improving recoveries from the Marikana CRPs. Upon expiry of the Marikana Contract, the Marikana CRPs will become subject to the terms of the CMA, increasing Sibanye-Stillwater's share of free cash flow from chrome production from the Marikana CRPs. Together, these agreements are expected to allow greater exposure to chrome prices and incentivise future chrome production growth, realising significant value for Sibanye- Stillwater and enhancing value creation opportunities for the Marikana operation. The improved economics of Sibanye-Stillwater's chrome production is expected to enhance the inherent value and commercial viability of development and extension projects at the SA PGM operations, which are currently being assessed. See the full announcement available at https:// www.sibanyestillwater.com/news-investors/news/news-releases/ Unlocking value from uranium assets On 9 December 2024, the Group announced that it had agreed to sell Beatrix 4 shaft in the Free State, which includes the Beisa uranium project, to Neo Energy Metals1 for a total consideration of R500 million comprising R250 million in cash and R250 million in equity issuance. On signing, this equated to a shareholding of approximately 40% in Neo Energy. This transaction advances the Group uranium strategy by presenting Neo Energy with an opportunity to develop the Beisa uranium project, while providing Sibanye-Stillwater with exposure to future uranium production without sole reliance on Group capital funding. The Group is also assessing various alternatives to release value from its significant surface uranium resources at Cooke. Further details will be announced as appropriate. See the full announcement available at www.sibanyestillwater.com/ news-investors/news/news-releases/ SUSTAINABILITY AND OUR SHARED VALUE CREATION –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REVIEW continued IR – 17 1 Neo Energy is a uranium exploration and development company listed on the main board of the London Stock Exchange (LSE) and dual-listed in South Africa on the A2X market 2 Taxes and royalties paid as per the consolidated statement of cash flows in the Group Annual financial report 36,274 employees incl. contractors R6.16 billion paid in salaries and benefits R1.05 billion invested in socioeconomic development and CSI R554 million taxes and royalties2 R316 million invested in training and development R5.1 billion spent on total discretionary procurement 20242013 72,423 employees incl. contractors R31.4 billion paid in salaries and benefits R2.7 billion invested in socioeconomic development and CSI R2.2 billion taxes and royalties2 R1 billion invested in training and development R28.7 billion spent on total discretionary procurement in South Africa

Shared value to all stakeholders Sibanye-Stillwater is a significant employer globally. In 2013, we employed 36,274 people (including contractors) in South Africa; by 2024, this had increased by 100% to 72,423 worldwide, with the vast majority of these still in South Africa. Salaries and benefits received by employees and contractors have increased from R6 billion (US$0.6 billion) in 2013 to R31.4 billion (US$1.7 billion) in 2024, with a cumulative benefit of R220 billion (US$14.5 billion) since 2013. The value of our socioeconomic development and corporate social investment (CSI) programmes since 2013 has grown from just over R1 billion (US$109 million) to over R2.7 billion (US$149 million) for 2024, a 161% increase. This translates to a 70% increase in real terms after accounting for inflation at CPI. The cumulative value of the benefit to communities (e.g. improved infrastructure, businesses, jobs) since 2013 amounts to R19.7 billion (US$1.3 billion). Total local and B-BBEE procurement expenditure increased from R5.1 billion (US$0.5 billion) in 2013 to R28.7 billion (US$1.6 billion) in 2024. The continuous investment in the communities where we operate aims to create shared value within our supply chains. Taxes and royalties paid by the Group in the jurisdictions where we operate have increased from R554 million (US$58 million) in 2013 to R10.7 billion (US$652 billion) for 2022, R4.1 billion (US$224 million) for 2023, and R2.2 billion (US$122 million) for 2024. Cumulatively we have paid R50.1 billion (US$3.3 billion) in taxes and royalties in the jurisdictions where we operate since 2013. Our shareholders have not only benefited from significant capital growth but also received R46 billion (US$3 billion) in dividends and share buybacks, which is particularly noteworthy, given that our initial market capitalisation was only R10 billion (US$1.2 billion) on listing in February 2013. Updated Sustainability strategic framework At Sibanye-Stillwater, we firmly believe that our business is about sustainability – that as a mining Group we have a significant opportunity to shape the wellbeing of generations to come by responsibly producing the materials the world needs to develop and transition to a low-carbon world. This is central to fulfilling our purpose To safeguard global sustainability through our metals, and we action our purpose through our efforts to enable shared social value, ecological value and economic value with our stakeholders. During 2024, we revisited our Sustainability strategy and published an updated Sustainability strategic framework that outlined the sustainability focused aspirations and differentiators for the business to 2030 and beyond. We remain steadfast in meeting our decarbonisation pathway milestones, embedding diversity, equity, inclusion, and belonging, and prospering in the regions in which we operate. We remain committed to the UNGC, ICMM and the WGC responsible mining principles as these underpin our sustainability practices. See Social, Ethics and Sustainability Committee Chairman’s report on page 104; see Group Impact supplement 2024. Progress on renewable projects On 1 April 2025, we celebrated that the 89 megawatt (MW) Castle wind farm (Castle), a facility dedicated to supplying renewable energy to Sibanye-Stillwater’s South African (SA) operations, has achieved commercial operation. This marks a significant milestone for the Group and for South Africa's private renewable energy sector, with Castle being the largest private-offtake wind farm in operation in South Africa to date. We expect to see various benefits as a result of these project, including a saving on prevailing Eskom utility rates and a reduction of about 321,000t CO2e annually from this project only. For more on the announcement, see www.sibanyestillwater.com/news-investors/ news/news-releases/ Castle is one of four renewable energy projects with a combined capacity of 407MW currently under construction for our SA operations. Of this, 267MW of capacity is anticipated to achieve commercial operation in 2025, including 75MW from the Springbok Solar Project and 103MW from the Witberg Wind Farm (both announced on 7 December 2023). Up to a further 333MW is forecast to be completed by the end of 2026, including the 140MW Umsinde Emoyeni wind farm (announced on 30 May 2024). For more on our carbon neutrality commitments and other renewables, please see page 191 of this report Making a difference in South Africa through participation in specific business workstreams In accordance with our Strategic essential of Prospering in every region in which we operate, Neal Froneman, our CEO, took on the responsibility, together with Jannie Mouton from PSG on behalf of Business for South Africa (B4SA), of leading the crime and corruption work stream established by business in support of the South African government. B4SA is an alliance of South African businesses working with the South African government, and other social partners, to step up, lead and help create and deliver sustainable solutions for South Africa. B4SA’s objective is to mobilise business resources and capacity to work alongside and in support of government to address bottlenecks impacting economic growth and social development in South Africa. Specifically with the intent of bringing business and government together to address challenges in energy, transport and logistics, and crime and corruption for inclusive economic growth Neal also serves as chairman of the board of Business against crime South Africa (BACSA). BACSA coordinates activities being driven by business to counter criminal and corrupt activities. These roles present opportunities for Neal to leverage his expertise in driving strategic objectives to address the significant risks of crime and corruption in South Africa. The commitments that he has undertaken underscore Neal’s passion for business to make a positive contribution in society and foster a more secure business environment where the private sector can contribute more effectively to inclusive economic growth. THE BOARD AND GOVERNANCE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– We welcome the following new members to the Board: Philippe Fran&ccedil;ois Marie-Joseph Boisseau, who was appointed on 8 April 2024 and re-elected at the 2024 AGM held on 28 May 2024. Dr Peter Hancock was appointed as an independent non-executive director with effect from 6 May 2024. Terence Mncedisi Nombembe was appointed as an independent non-executive director of the Group effective 11 September 2024. Further, Nkosemntu Nika and Susan van der Merwe retired at the 2024 AGM, and Savannah Danson resigned on 11 March 2024, due to an increasing external workload, after serving on the Board since May 2017. We thank them for their commitment and contribution in serving the Group. Due to some remaining Board members reaching 12-year tenures, rotation of committee chairs and other rotations have been made, and four directors are classified as non-independent non-executives. As of the issuance of this report on 25 April 2025, 64% of our non- executive directors are independent. During the CEO transition period from Neal Froneman to Richard Stewart, we have three executive directors (from 1 March 2025 to 30 September 2025), which temporarily decreases the total number of independent directors on the Board. We expect this to change on 1 October 2025. For more information on these changes, see page 24 of this report. We recognise the importance of our Board’s diversity, particularly in light of our global operations and the varied challenges we encounter as a key supplier of strategically important metals. We wish to increase the female representation on the Board to ensure the Board strikes an appropriate balance that promotes effective leadership. See Board and executive leadership, page 8. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REVIEW continued IR – 18

Message from the Chairman regarding the retirement of Neal Froneman Neal Froneman has decided to retire as Chief Executive Officer (CEO) and executive director of the Group effective 30 September 2025. Neal has led the Sibanye-Stillwater Group since 2013, guiding the initial turnaround of the three mature, challenging gold mines that the Group inherited from Gold Fields. From the significantly more profitable and stable base, he led the strategic growth and diversification of the Group into what it is today – a multinational mining and metals processing company with a diverse portfolio of operations, projects and investments across five continents. I, along with many of my fellow Board members, have been proud to travel this incredible and inspirational journey with Neal and his team, and I know that my admiration for Neal’s strategic leadership and moral candour during his tenure and gratitude for his unwavering commitment is shared by all. I am sure that these sentiments are echoed throughout Sibanye-Stillwater where Neal’s inspirational and values-based leadership in the role he defined as “Chief Enabling Officer” will be sorely missed. Neal will depart from a business which is in good health, financially and operationally, with a clear and consistent strategy. We welcome Richard’s appointment from 1 October 2025, and are confident that this internal succession will ensure continuity and a seamless leadership transition. We look forward to Richard and the Sibanye- Stillwater leadership team taking the Group to new heights with continued creation of superior shared value for all stakeholders. Neal leaves behind a proud legacy at Sibanye-Stillwater and in the South African mining industry, which is testament to his strategic vision and inspirational leadership. As Neal expressed to me, while he has the same enthusiasm for what he does and has lost none of his drive, he now wishes to spend more of his time with his family and loved ones and on his many interests. Neal’s legacy extends far beyond his role at Sibanye-Stillwater and he is highly regarded as a thought leader globally. His prominent roles as Chairman of the World Gold Council and co-lead of the Crime and Corruption workstream for business in South Africa, amongst other high-level engagements, suggest that he will contribute to the advancement of the global minerals industry in various ways in future. On behalf of the Board and the over 70,000 Sibanye-Stillwater colleagues, we wish Neal a long and happy retirement post- September 2025. Vincent T Maphai Neal Froneman Chairman Chief Executive Officer 25 April 2025 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REVIEW continued IR – 19 The lithium refinery in Kokkola, Keliber lithium project, Finland

CORPORATE GOVERNANCE WHAT WE DID IN 2024 SALIENT POINTS • Board evolution: The tenure of six non-executive directors on the Board exceeded nine years, and in terms of our Governance protocols, changes to the composition of the Board have been made. From January 2024, the retirement of longer serving directors and appointment of new directors has been planned to ensure a smooth transition to appropriately capacitate the Board • Board Committee Changes: There were changes to Board Committees which were aimed at enhancing governance structures and ensuring effective oversight • CEO Succession: The Board concluded a vigorous succession planning process • Change in External Auditor of the Annual financial statements: The Board announced a change in auditor for the 2025 financial reporting period • Broad-based Black Economic Empowerment Accreditation: Achieved level 4 accreditation in September 2024 • Sustainability and ESG Recognition: The company was consistently included in the FTSE4Good Index Series for its sustainability and ESG disclosures • Safety performance awards: Sibanye-Stillwater received multiple awards for its safety performance in November 2024, showcasing the Board's commitment to ensuring a safe working environment CHALLENGES • Operational underperformance • Market conditions: Low PGM prices affected the Group's financial position • Cybersecurity attack: Necessitated further investments in cybersecurity measures to protect sensitive data and maintain operational integrity • Although improved, the safety performance still remains a challenge. Our key focus for 2025 is on line management's role in ensuring accountability, and equipping leaders to address errors and reinforce safe work practices For a comprehensive list of governance documents refer to www.sibanyestillwater.com/about-us/governance/ OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 20 RESPONSIBLE SOURCING ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– There are significant adverse impacts that may be associated with extracting, sourcing, processing, trading, handling and exporting minerals. Sibanye-Stillwater is active in preventing abuses of human rights and actively avoids dealing with parties stoking geopolitical conflict. We also comply with high standards of anti-money laundering practice, and to combating terrorist financing practices. Towards these ends, we have comprehensive policies and practices on the responsible sourcing of metals. See our due diligence information, page 212. • Policy for the responsible sourcing of metals • Policy statement: responsible sourcing of metals P O LI C Y C ER TI FI C A TI O N S A N D R EP O R TS • Conflict-free gold report • Assurance report on conflict-free gold report • Brakpan PMR platinum sponge accreditation certificate • Brakpan PMR palladium sponge accreditation certificate • Compliance report on responsible sourcing of platinum/palladium • Independent practitioner’s limited assurance report • Sibanye-Stillwater / Western Platinum (Pty) Ltd palladium good delivery certificate • Brakpan PMR responsible platinum and palladium certificate • Brakpan PMR rhodium sponge accreditation certificate Employees at the Ya Rona Driefontein shaft (SA gold operations) engage with directors during a site visit in February 2025 Group strategy and Sustainability framework The Board and C-suite have, once again, reviewed the Group strategy and found it relevant and appropriate; refer to our strategy on page 42. Additionally, the updated Sustainability strategic framework (aligning to the people, planet, prosperity and governance principles) has been reviewed and approved by the Board; for more information, see page 108

COMMITMENT TO GOVERNANCE AND VALUE CREATION The Board ensures effective, responsible, ethical leadership, and is firmly committed to upholding robust standards of corporate governance, applied to all operations. The Board and executive management are guided by our purpose (To safeguard global sustainability through our metals) and vision (To be a leader in superior shared value for all stakeholders). We rely and comply with the principles of King IV Report on Corporate GovernanceTM for South Africa, 2016 (King IV), the South African Companies Act 71 of 2008 (as amended) (the Act), the JSE Listings Requirements, principles of the NYSE Listed Company Manual and other relevant laws and regulations. The Group further transcends these by pursuing its goals with integrity, transparency, accountability and value-creation, as encapsulated by our iCARES values and our 3D strategy. In short, sustainability is woven into our business strategy. ETHICAL LEADERSHIP AND COMPLIANCE The Board is responsible for ensuring the Group adheres to high ethical standards. It delegates oversight of compliance with Sibanye-Stillwater’s Code of ethics (the Code) to the Audit Committee and the Social, Ethics, and Sustainability Committee. These committees review compliance initiatives, covering anti- bribery, anti-corruption, sanctions, competition, fraud, market manipulation, and anti-money laundering laws. Additionally, the Internal Audit department conducts governance process audits across all regions. The Code is binding for all directors and employees, and we encourage third parties doing business with us to adopt it. Recently, we standardised and updated the Code to encompass a comprehensive range of ethical considerations. In 2024, we conducted training on the Code for management, employees, and suppliers. Training on the Code also forms part of our induction process. The Code is publicly accessible to our workforce, suppliers, and external parties. We provide ethics education sessions covering conflicts of interest, anti-corruption, and human rights, among other topics. We also launched a new Supplier code of conduct that incorporates extensive ethical considerations. Breaches and suspected violations of any company policies, including the Code, are identified through external and internal processes and systems. External parties review our ethical practices annually as part of the International Council on Mining and Metals (ICMM) and World Gold Council Responsible Gold Mining Principles (RGMP) assurance processes. Our outgoing CEO has also indicated that he will continue to serve on the Joint Initiative on Crime and Corruption – a partnership between the South African Presidency and the country’s business sector. The Group prohibits and condemns bribery, corruption, and extortion of any kind. Security risk assessments evaluate potential corruption and collusion across the business and value chain. Information or allegations of unethical behaviour, fraud, theft, and corruption are investigated as per the Fraud response plan. Our Risk tolerance framework integrates ethics and corporate governance. Our Anti-bribery, Anti-money laundering, and Counter- terrorism financing policies reinforce the Group’s zero-tolerance stance towards malfeasance. The policies apply across all regions, and we conduct regular training on the policies for relevant employees. We engage only with legitimate customers, suppliers, distributors, and agents, seeking to avoid corruption-related risks. For example, supplier verifications and criminal record screenings for new and promoted employees help mitigate corruption risks. The Group collaborates with governments, NGOs, and advocacy groups as needed. In 2024, we implemented an Anti-bribery and corruption policy permitting legal donations to NGOs and political structures while emphasising caution due to potential risks. Direct or indirect donations to political entities are prohibited without prior consultation and approval under our Group approval framework. All donations must comply with the following principles: • Donations are transparently recorded and disclosed according to legal requirements and company policies • We adhere to all applicable laws and industry standards governing donations in operational jurisdictions • No donations will be made to gain undue influence or preferential treatment • The Group ensures donations serve their intended purpose • Donation policies will be periodically reviewed and updated to reflect legislative changes and best practices See www.sibanyestillwater.com/about-us/governance/ 16.5 Toll-free lines and an anonymous email address to report irregularities, unethical or unlawful behaviour (including tax concerns), and misconduct without fear of victimisation: sibanyestillwater@tip-offs.com South Africa: 0800 001 987 United States: 1-800-317-0287 Finland: 0800 772 244 France: 0805 080 544 Australia: 1 800 633 293 Our toll-free lines and anonymous email address are accessible to employees, suppliers, and customers. Whistleblower reports are anonymous and confidential, and are managed by Protection Services. Reports of tip-offs are reviewed by the Audit Committee and the Social, Ethics, and Sustainability Committee. Our Whistleblower policy ensures protection and confidentiality for those who disclose concerns. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CORPORATE GOVERNANCE continued IR – 21

Managing conflicts of interest For good ethics and stakeholder trust, it is important to identify and manage conflicts of interest. To achieve this, our directors and key executives are required to make comprehensive declarations of any actual or potential conflicts of interest arising from their duties. These declarations are submitted regularly and updated promptly as circumstances change, ensuring transparency and accountability in our decision-making processes. The Board's Conflict of interest policy, outlined in the publicly available Board Charter, mandates that all Board and committee members declare any conflicts at the start of each meeting concerning the agenda. Declarations as per Schedule 13 of the JSE Listings Requirements are a standing agenda item at Board meetings, ensuring ongoing compliance. Conflicts of interest are documented in the minutes, and affected directors are recused from discussing and voting on related matters. In 2024 there were no instances requiring a non-executive director to be recused from a meeting due to a conflict of interest. Declarations of conflicts of interest, in the South African operations, are updated on the electronic Employee self service (ESS) system. Digitalisation of the process assists in keeping an audit trail. We aim to move other regions to the electronic system for these submissions during 2024 and 2025 as well. Sibanye-Stillwater is committed to conducting related- party transactions with transparency, fairness, and adherence to regulatory requirements. Such transactions, which involve parties with a close relationship to the Group, are subject to rigorous scrutiny and oversight by our Audit Committee. These are disclosed in detail in our Group Annual financial report. We uphold similar ethical standards for senior managers and employees. The Code requires all employees, directors, and officers at D-Band or middle management levels and above to complete annual declarations of interest or sooner if circumstances change, unless prohibited by local laws. Additionally, any employee with an actual or potential conflict of interest must complete the declaration in the prescribed format. Securities trading and Insider trading policy Our Equities Trading Committee (an executive-level committee) oversees our Securities trading policy and related processes. This committee monitors compliance with the JSE Listings Requirements and applicable laws on insider trading. It identifies prohibited periods, including closed (blackout) and price-sensitive periods. Prescribed officers, the Company Secretary and directors must obtain clearance to deal in Sibanye-Stillwater securities before all dealings. Dealings are not permitted during prohibited periods. Clearance during open periods for a director is granted by the Chairman of the Board in consultation with the committee. In December 2022, the U.S. Securities and Exchange Commission (SEC) revised rules under the U.S. Exchange Act concerning insider trading programmes. These changes require SEC-registered companies, including foreign private issuers like Sibanye-Stillwater, to publicly disclose their insider trading policies. As a result, we have included our Insider trading policy as an exhibit in our Annual report on Form 20-F for the year ending 31 December 2024. In the first half of 2024, we updated our globally applicable Insider trading policy that aligns with relevant regulations and industry standards. This policy not only enhances our compliance framework, but also reinforces our commitment to transparency and ethical trading practices. We are confident that these updates will strengthen stakeholder trust and ensure adherence to regulatory requirements. Tax transparency and governance We conduct our tax affairs in good faith and have a Tax risk management framework (approved by the Board) to guide our reporting and to monitor tax obligations. Our King IV-aligned Tax strategy is the responsibility of the Board and is supported by a Group tax policy, which includes information about our processes and policies for compliance. Our tax strategy is aligned with our intention, which is to support the principle of public-private collaboration and good corporate citizenship. See www.sibanyestillwater.com/news-investors/reports/regulatory/ for the Group tax policy Please see the 2024 Tax supplement for further disclosures, available at www.sibanyestillwater.com/news-investors/ reports/annual/ Strategy and shared value creation In line with King IV, the Board delegates the implementation of the approved strategy to management. The Board understands that Sibanye-Stillwater’s core purpose, strategy, business model, risks and opportunities, performance, and sustainable development impacts are inseparable elements of the value-creation process. The Board is satisfied that our strategy and business plans do not give rise to risks that have not been thoroughly assessed by management and that considerations relating to the long-term sustainability of the business underpin our strategy. During 2024, the Board convened for two strategic sessions during which it endorsed the prevailing strategy and deliberated on the value generated by the strategy. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CORPORATE GOVERNANCE continued IR – 22 In 2024, 4,355 declarations were made across the Group of which only 845 had a potential conflict of interest (2023: 853; 291, 2022: 777; 295) The increase in declarations are due to the new process we have implemented on ESS and will likely increase going forward as awareness is created and additional enhancements are implemented.

GOVERNANCE PHILOSOPHY AND FRAMEWORK –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Philosophy and commitment to King IV and its principles The Board is committed to achieving King IV’s four governance outcomes: ethical culture, good performance, effective control, and legitimacy. We adhere to the King IV principles relating to: ethical leadership and corporate citizenship (principles 1 to 3); strategy and value creation (principle 4); performance and reporting (principle 5); governance structures, effective control and delegation (principles 6 to 10); functional areas of governance (principles 11 to 15); trust and legitimacy – stakeholder inclusivity (principle 16) (See Application of King IV principles at www.sibanyestillwater.com/news-investors/ reports/annual/). Approach: Corporate governance framework In 2023, our Group implemented a cloud-based Governance, Risk, and Compliance (GRC) system, aligning with global best practices. This system delineates the responsibilities between the Board and management, with 32 GRC elements divided equally between them. The focus was on operationalising this framework across new regions. The assessment of the 16 governance elements revealed that the regions are effectively governed, with a framework that is efficient and transparent, meeting both Group and global standards. All assessed areas were marked green, indicating strong performance. However, a few amber areas were identified, signalling opportunities for improvement. The areas that were slated for implementation by the end of 2024, included business continuity management and records and contract management. Emergency management and business continuity: the regions have well-defined emergency management processes. Mock emergencies were conducted quarterly in 2024 to ensure preparedness, and the recovery strategy was tested in real time during the October bushfire at the Century operation. Debriefings from each drill and actual incident were documented and shared to support continuous improvement. Records and contract management: Roles and responsibilities for recordkeeping have been clearly defined and communicated. Policies and procedures are in place to ensure records are captured and stored in approved systems. Plans for recovering and protecting records in the event of business interruption or disaster have been developed, with priorities clearly indicated. Independence, tenure, diversity and inclusivity At the time of this report, the Board is unitary and consists of 14 members, with 7, including the Chairman, serving as independent non-executive directors. The Board has 4 non-executive directors and 3 executive directors. The Board has also appointed a Lead Independent Director who assumes responsibilities in the Chairman’s absence, offering support and acting as a conduit between the Chairman and other Board members when necessary. Notably, the roles of Chairman and CEO are separate to ensure clear delineation of responsibilities. All members of key committees, such as the Audit Committee, Investment Committee, Remuneration Committee, and Social, Ethics and Sustainability Committee, were classified as independent during 2024. Oversight of Board composition is delegated to the Nominating and Governance Committee, which regularly evaluates Board diversity, tenure, rotation, and independence of non-executive directors together with overboarding of directors. The Nominating and Governance Committee has tested, through an internal evaluation, the independence of all non-executive directors in the year under review. Recognising the evolving discourse on the tenure of independent non-executive directors, the Nominating and Governance Committee acknowledges both the benefits of long-serving directors in providing expertise and stability, as well as the importance of refreshing the Board's perspective through periodic inclusion of new members. Engaging with shareholders and conducting an assessment of our governance framework, the Board has endorsed a policy on director independence. This policy strikes a balance between introducing fresh perspectives, succession planning, maintaining Board expertise, and ensuring continuity of experience. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CORPORATE GOVERNANCE continued IR – 23 The Deputy US Secretary was hosted by Sibanye-Stillwater at the SA PGM operations

The policy stipulates that to be deemed independent, a director's cumulative tenure must not exceed 12 years from their initial appointment. This approach promotes ongoing renewal while leveraging the valuable expertise and stability provided by experienced directors. Due to some remaining Board members reaching 12-year tenures, rotation of committee chairs and other rotations have been made, and four directors are classified as non-independent non-executives. As of the issuance of this report on 25 April 2025, 64% of our non-executive directors are independent. During the CEO transition period from Neal Froneman to Richard Stewart, we have three executive directors (from 1 March 2025 to 30 September 2025), which temporarily decreases the total number of independent directors on the Board. We expect this to change on 1 October 2025. The following changes were made to the composition of the Board and its committees in 2024: Changes during 2024 • Savannah Danson resigned from the Board on 11 March 2024 • Harry Kenyon-Slaney was appointed as member of the Nominating and Governance Committee on 11 March 2024 • Philippe Fran&ccedil;ois Marie-Joseph Boisseau was appointed on 8 April 2024, and his appointment was ratified at the 2024 AGM held on 28 May 2024 • Dr Peter Hancock was appointed as an independent non-executive director of the Group with effect from 6 May 2024 • As part of the planned Board evolution process wherein long tenured directors would retire and new directors would be appointed, Nkosemntu Nika and Susan van der Merwe retired at the 2024 AGM • The following changes were further made to the Board Committees in May 2024: – Harry Kenyon-Slaney and Dr Peter Hancock were appointed as additional members of the Audit Committee – Dr Elaine Dorward-King and Philippe Boisseau were appointed as additional members of the Remuneration Committee – Philippe Boisseau and Dr Peter Hancock were appointed as additional members of both the Investment and Risk Committees – Philippe Boisseau was appointed as an additional member of the Social, Ethics and Sustainability Committee – Dr Peter Hancock was appointed as an additional member of the Safety and Health Committee • Terence Mncedisi Nombembe was appointed as an independent non-executive director of the Group effective 11 September 2024 and was appointed as an additional member of the Audit, Investment, Risk, and the Social, Ethics and Sustainability Committees To ensure compliance with the independence requirements of the Companies Act, King IV Code, JSE Listings Requirements, NYSE and SEC Requirements, and the Terms of Reference and Board Charter, the Board, through the Nominating and Governance Committee, has approved the following changes: Due to the following Board members reaching 12-year tenures they are no longer regarded as independent and are now classified as “non-executive directors”: 1. Mr. R P Menell (Richard Menell) 2. Mr. T J Cumming (Tim Cumming) 3. Mr. K A Rayner (Keith Rayner) 4. Mr. J S Vilakazi (Jerry Vilakazi) • Keith Rayner, the current Chairman of the Audit Committee, along with Richard Menell and Tim Cumming, will step down as Chairman and members of the Audit Committee at the 2025 Annual General Meeting (AGM) and Terence Nombembe will be put forward for election as the Chairman of the Audit Committee at the 2025 AGM • Tim Cumming will remain as Chairman of the Remuneration Committee until the AGM in May 2026. A robust succession plan that prioritises independence and gender diversity is ongoing for this role. This is in line with the King IV recommended practices to be considered on an apply and explain basis. Tim Cumming will also retire as a member of the Board at the 2026 AGM • For stability and corporate memory Richard Menell, Keith Rayner and Jerry Vilakazi will remain members of the Nominating and Governance Committee as non-executive directors until their retirement at the 2027, 2028 and 2028 AGMs respectively. The Board will however ensure that a majority of members of the Nominating and Governance Committee are independent by appointing new independent members to the Nominating and Governance Committee • Additionally, as the Investment Committee and the Safety and Health Committees are not statutory committees, their Terms of References were amended to permit a non-independent Chair. Keith Rayner and Jerry Vilakazi will therefore remain as chairpersons of the Investment Committee and the Health and Safety Committee, respectively, until their retirement at the 2028 AGM. Succession for these chairpersons is underway • These changes are aimed at enhancing the effectiveness and continuity of the Board in line with established good governance practices. The Board remains committed to maintaining high standards of governance and ensuring that all regulatory requirements are met Diversity and inclusivity The Board acknowledges the recent decline in female representation on the Board, which has dropped to 15.4% as at 31 December 2024. We remain steadfast in our commitment to gender diversity and its numerous benefits. The Board is working to increase female representation by the end of 2025. This goal reflects our dedication to fostering an environment where diverse perspectives are valued and leveraged for better decision-making and organisational success. Our Diversity policy also recognises that the directors appointed are to be diverse in academic qualifications, industry knowledge, age, culture, experience, race and gender. The Board treats each individual on the merits of their contribution to the organisation and their sincerity in performing their duties. As a policy of the Board, no one individual has unfettered decision-making power. Diversity of members’ background, experience and group (race and gender) identity helps to ensure a range of views at Board and sub-committee meetings. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CORPORATE GOVERNANCE continued IR – 24

The Group’s Diversity, equity, inclusion, and belonging Council strives to promote a diverse workforce, with leadership who are sensitive to various cultures and group identities and who ensure protections and safeguards for women. (See Our people, page 142). Policy on outside directorships It is accepted and acknowledged that independent non- executive directors (INED) may have business interests other than those of Sibanye-Stillwater. Any director is, while holding office at Sibanye-Stillwater, at liberty to accept other board appointments so long as the appointments are not in conflict with the business and approved strategy of Sibanye-Stillwater and do not materially interfere with his/her performance as an INED of the Group. All appointments must first be discussed with the Chairman of the Board before being accepted. Full compliance with the obligations of directors in connection with conflicts of interests and overboarding, as provided for in the Companies Act and corporate governance principles, is expected of all directors. As part of the vetting process for directors, a professional commitment and a statement that he/she has sufficient time available to carry out INED responsibilities to Sibanye-Stillwater is required. This is a contractual arrangement that is monitored through performance reviews. INEDs have provided the Company with this statement. Furthermore, the requirement for directors to provide a professional commitment statement and assurance of sufficient time availability aligns with governance expectations set by governance principles outlined by King IV, JSE, and NYSE requirements. This ensures that directors can effectively fulfil their responsibilities to Sibanye-Stillwater while engaging in outside business interests. Director overboarding policy Institutional investors and proxy advisors have raised concerns about directors serving on too many boards simultaneously, known as overboarding. Major institutional advisors recommend a maximum of three to four boards per director. To address this, a new policy that proposed that directors hold no more than six mandates on listed companies, including their commitments to Sibanye-Stillwater, was approved during 2024. A points system outlined below is used to calculate this limit, with different roles counting as additional mandates. Directors have one year from policy approval to comply with the requirements of the policy with potential for exception through a waiver process. In the following year, the Company will disclose the different scoring of each director. Our Points system: • A non-executive directorship of a listed company counts as one mandate • A non-executive chairmanship of a listed company counts as an additional mandate • A Lead Independent Directorship (LID) of a listed company counts as an additional mandate • A non-executive committee chairmanship of a listed company counts as an additional • An executive directorship of a listed company counts as three mandates Governance structures, effective control and delegation Board committee structures The Board Charter is reviewed annually and is aligned with relevant legislation and listings requirements in South Africa, the US and global best practices in governance. See www.sibanyestillwater.com/about-us/governance/ We have the required board committees and relevant membership as recommended in King IV, the NYSE Listed Company Manual and the JSE. More information on the board committees, responsibilities, members and attendance to meetings is contained in Detail about Board committees, page 253. The composition of board committees, and the distribution of authority between the chair and other directors, is balanced, and dynamics are participative. Members can comfortably challenge each other when there are divergent views and dissenting views are recorded. The Board encourages clear decision-making and maintains a vigilant approach to corporate governance and risk management. In compliance with Section 23 of the Sarbanes-Oxley and Section 92 of the Companies Act 71 of 2008, which stipulates that the designated auditor must rotate after five years, the Audit Committee during 2024 had recommended to the Board and the shareholders that Ernst & Young Inc. (EY) be re-appointed as the auditors of the Company and that Mr Carshagen be appointed as the new individual auditor following the retirement of Mr Tomlinson who was the individual auditor for a five-year term. For commercial reasons, towards the end of FY24, the Audit Committee engaged in a formal tender process to appoint a new firm of external auditors and following its recommendation, a new firm of external auditors being BDO South Africa Inc.(BDO) was appointed as the Company’s external auditors. Servaas Kranhold will be the designated audit partner for the financial year ending 31 December 2025. This is subject to receiving the requisite shareholder approval at the next annual general meeting which is expected to be held during May 2025. The CFO is responsible for the finance function. Internal audit is predominantly in-sourced, with consultants assisting as and when required. The CFO is responsible for the administration of the Internal audit department. The Chief Audit Executive (CAE) reports into the Audit Committee Chair. The effectiveness of the CFO function and that of the CAE is annually assessed by the Audit Committee. In terms of Para 3.84(g)(i) of the JSE Listings Requirements, the Audit Committee noted that it was satisfied that the CFO has the appropriate expertise and experience to fulfil his role. The Committee was also satisfied with the performance of the finance function as per King IV. The Internal audit function is externally reviewed every five years as per the Global Internal Audit StandardsTM, with the next review expected to be performed in 2026. The last review was conducted by external provider in 2021 and a rating of “Generally Conforms” against the Institute of Internal Auditors Standards was achieved. In terms of King IV, the Committee was satisfied that the CAE has the necessary competence, gravitas and objectivity. The Board, assisted by the Social, Ethics and Sustainability Committee and the Safety and Health Committee has oversight of sustainability, climate change-related matters, and stakeholder engagement. We have dedicated executive roles for stakeholder engagement across the regions. In interacting with stakeholders we are guided by the Code of ethics and by our Stakeholder engagement policy statement. See Engaging with our stakeholders, page 60 and Managing our risks and opportunities within the external operating environment, page 45. Our Memorandum of incorporation does not contain restrictions to shareholder voting rights. The Board ensures that reports issued by the Group are accurate and helpful to stakeholders in assessing our performance and future prospects. The Board has mandated the Disclosure Committee to review and approve all regulatory announcements, media releases, fact sheets, investor presentations and similar disclosures. The Disclosure Committee also monitors all means of disclosure and is chaired by the CEO. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CORPORATE GOVERNANCE continued IR – 25

A detailed mandate outlines the delegation of authority and approvals framework. This indicates matters reserved for the Board, its committees and management. The Board is satisfied that delegation to management contributes to an effective arrangement by which authority and responsibilities are exercised. The mandate is reviewed annually. The Audit Committee reviews the Integrated report and recommends it to the Board for approval, as it does with the Annual financial statements, King IV disclosures and other assurance reports. The Board oversees and monitors performance and delivery in the strategic focus areas, and in so doing takes accountability for the Group’s performance. Related reporting is also overseen and approved by the Board. All the Group’s reporting is available at www.sibanyestillwater.com/news-investors/reports/annual/ We commit to providing stakeholders with clear, concise, accurate and timely information on our operations, and to providing financial performance that informs stakeholders as to how value was enhanced or depleted across the six capitals. We further commit to continued engagement with stakeholders. This report, our primary report on shared value creation, demonstrates the Board’s integrated thinking and has been reviewed and approved by the Board. Board effectiveness and performance evaluations The Nominating and Governance Committee has undertaken the Board independence assessment as required by the Companies Act 71 of 2008 (as amended), King IV and the JSE Listings Requirements. Additionally, the Audit Committee has performed independence assessments as per the U.S. Securities and Exchange Commission (SEC) requirements, and confirms that for the year under review the Audit Committee members were independent as per the SEC audit committee independence assessments criteria. The 2024 Internal Board Assessment report indicated that the Board is generally effective, meeting most performance expectations, with a few areas needing improvement. Key findings include the need for rebalancing gender and racial diversity, particularly by increasing female independent non-executive directors . The committee evaluations highlighted several key areas for improvement and commendation. The Audit Committee was noted as well-organised and effective but requires enhanced diversity and additional training on certain risk issues. The Risk Committee is functioning effectively, while the Remuneration Committee also needs greater female representation. The Nomination Committee was commended for the work it undertook for the CEO succession process. The Safety and Health Committee was noted as fulfilling its duties, though safety performance needs improvement due to ongoing fatal accidents. The Social, Ethics, and Sustainability Committee covers a broad range of topics and has improved meeting efficiency. The Board shares this responsibility with the Social, Ethics, and Sustainability Committee and collaboratively, both entities have ensured that the Board maintains a high level of knowledge and competence in climate change matters. The Investment Committee recognised the need for rigorous scrutiny on investments and post investment reviews was highlighted. The Nominating and Governance Committee further conducted an expanded independence assessment of directors with more than nine (9) year tenure. The findings confirmed that NEDs maintain their independence and objectivity, even with long tenures. In terms of paragraph 3.84(h) of the JSE Listings Requirements, the Nominating and Governance Committee has considered and satisfied itself as to the performance, competence, qualifications and experience of the Company Secretary. Competence on sustainability Sustainability is important to the Group and where appropriate, training sessions and site visits are conducted to provide directors with a more detailed understanding of these issues. See our Climate change supplement, www.sibanyestillwater.com/news-investors/ reports/annual/ In accordance with the ICMM and the GISTM, the Board of Directors is the final decision-making authority on issues relating to tailings management. To satisfy the GISTM requirements, one or more members of the Board need to have an understanding of tailings storage facilities risks, and the controls required to manage, monitor and mitigate the risks. Two directors on our Board members being Dr Elaine Dorward-King and Tim Cumming qualify for this stipulation. See www.sibanyestillwater.com/about-us/governance/ Succession planning Board evolution and succession planning are essential components of corporate governance, involving regularly assessing board composition for diversity and expertise. Sibanye-Stillwater’s retirement age for directors is 72 years. However, the Board reserves the right to extend this age limit to 75, provided the director is fit to carry out their duties. In 2024, Dr Maphai reached the age of 72, and given his availability and continued ability to fulfil his duties, the Board expressed satisfaction with his performance and leadership. Consequently, the Board resolved to extend Dr Maphai's term for one year, with further extensions subject to annual review. As noted earlier Terence Nombembe was appointed as a successor to Keith Rayner as the Chairman of the Audit Committee. Succession planning for the chairmen with a tenure of 12 years is also underway. The recent promotion and appointment of Richard Stewart demonstrates the rigorous succession planning within Sibanye- Stillwater and the benchmark strength. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CORPORATE GOVERNANCE continued IR – 26 Key areas of Board deliberation in 2024 • CEO succession planning • Review of the Board evolution process • Embedding of strategic differentiators • Driving innovative market development • Strengthening the balance sheet Planned areas of focus for 2025 • Continued Board evolution process • Appointment of female directors

FUNCTIONAL GOVERNANCE AREAS ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Risk management Responsible governance entity: Audit Committee and Risk Committee The Board, in line with Principle 15 of King IV, ensures that our assurance functions enable an effective control environment that supports the integrity of information for sound internal decision-making and honest reporting to stakeholders. Assurance structure The Risk Management department maintains our combined assurance model, whose implementation is overseen by the Audit Committee. Risk Management is responsible for communicating key risks and material issues to the Risk Committee and the Audit Committee. Materiality and reporting Our Strategic risk register, complemented by operational risk registers, harmonises risks with material issues and our strategic goals. It serves as the primary reference for organisational reporting purposes. The Risk Committee conducts an annual review of our combined assurance model, with detailed consideration of our strategic risks and controls. Committee synergy The Chairman of the Audit Committee is also a member of the Risk Committee; cross-referencing improves risk oversight. King IV recommends having one or more members that have joint membership on both committees. Four members serve on both the Audit Committee and Risk Committee. Sarbanes-Oxley Act (SOX) compliance We have controls related to Financial reporting risks, which are subject to quarterly SOX self-assessments, forming the basis for SOX certification. These certifications are independently verified by external auditors. Management, as of 31 December 2023, has identified a material weakness in internal control over financial reporting which impacted cash and cash equivalents in the South African region, platinum group metals (PGM) inventory at Stillwater Mining Company, and certain inventory in process at Western Platinum Proprietary Limited. During 2024, management finalised the remediation plan and began implementation thereof. As a result of the remediation efforts, management have concluded that the aspect of the material weakness impacting cash and cash equivalents was remediated as of 31 December 2024. Management has also concluded that, whilst progress was made on remediation efforts related to PGM inventory at Stillwater Mining Company and the inventory in process at Western Platinum Proprietary Limited, further remediation is still required. Management further identified control deficiencies in the South African region relating to the management of user access in the company’s Information Technology General Controls (ITGC) environment, which in the aggregate, constituted a material weakness as of 31 December 2024. The material weaknesses did not result in any misstatement in respect of the consolidated financial statements for the years ended 31 December 2024 and 31 December 2023. Notwithstanding such material weaknesses in internal control over financial reporting, management has concluded that the consolidated financial statements present fairly, in all material respects, the financial position, results of our operations and cash flows for the periods presented in this Annual Financial Report, in conformity with International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB). Sustainability assurance Both internal audit function and external assurance provider adopt a combined assurance model for assuring selected sustainability KPIs, which are subject to annual limited assurance reviews. Assurance Responsible governance entity: Audit Committee and Risk Committee OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CORPORATE GOVERNANCE continued IR – 27 For more detail on our 2024 risks and opportunities, see Managing our risks and opportunities within the external environment, page 45. Also see “Risk factors” in our Form 20-F, at www.sibanyestillwater.com/news-investors/reports/annual/

Assurance levels Assurance levels are grouped as per the below diagram: Regulatory compliance Responsible governance entity: all Board Committees OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CORPORATE GOVERNANCE continued IR – 28 Line functions that own and manage risk • Policies and procedures • Control frameworks • SOX management self-assessment • Delegation of authority • Management reviews and monitoring • Periodic self-assessment • Cybersecurity assessments Internal specialist functions providing oversight • Risk management • Regulatory compliance • Legal • Group ICT • Group tax • SOX compliance • Company secretary • Safety inspections Internal assurance providers • Internal audit • Protection Services Forensic Investigators External assurance providers • External financial assurance • External assurance of selected sustainability indicators • Tailings management technical specialist assurance • Water management technical assurance • LPPM,1 responsible platinum and palladium external assurance • ISO certifications / IRMA / ICMM / WGC RGMP2 Regulatory inspectors and oversight bodies • Minerals Council • National, provincial and local Government department inspections, for example in South Africa the Department of Mineral Resources and Energy; Department of Water, Safety inspections, Receiver of Revenue; in Australia Department of Environment, Science and Innovation, Resources Safety and Health Queensland and Revenue Services in all our regions • Board subcommittees and governance committees 1 London Platinum and Palladium Market (LPPM) 2 International standards organisation (ISO), Initiative for Responsible Mining Assurance (IRMA), International Council on Mining and Metals (ICMM), World Gold Council Responsible Gold Mining Principles (WGC RGMP) L E V EL S O F A SS U RA N C E

OVERVIEW • Dedicated compliance officers at our US and SA regions directly monitor non-compliance. The respective Legal and Compliance Vice Presidents within the EU and Australian regions provide quarterly input to the Risk Committee and Board on non-compliances. Discussions regarding dedicated compliance resources are ongoing • The European region uses external legal advisors to ensure compliance with relevant laws • The Group operates in conformity with its Memorandum of Incorporation and complies with the provisions of the Companies Act (South Africa) RESPONSIBILITIES • Responsible functional departments handle legislative and regulatory compliance – Regional compliance functions support by simplifying laws and notifying management of legislative changes – The compliance function manages compliance risk by distributing a compliance methodology – It compiles regulatory compliance risk profiles and offers advice on strategic compliance issues • At the US PGM operations, a Compliance committee that includes site and service Group leadership meets quarterly to discuss recent developments and to strategise for the upcoming quarter MONITORING We conducted compliance risk profiling of applicable legislation with relevant departments. Based on the outcome of the Compliance Risk profile sessions, the following legislation was identified as critical (i.e. non-compliance may potentially lead to the revocation of our licence to operate, and/or significant financial loss or reputational damage): • SA region – Mineral and Petroleum Resources Development Act 28 of 2002 – Mine Health and Safety Act 29 of 1996 and the Mineral and Petroleum Resources Development Act 28 of 2002 – National Environmental Management Act 107 of 1998 – National Environmental Management: Air Quality Act 39 of 2004 – National Environmental Management: Waste Act 59 of 2008 – National Water Act 36 of 1998 – Hazardous Substances Act 15 of 1973 – Explosives Act 13 of 1956 • Other key legislation includes: – Compensation for Occupational Injuries and Diseases Act 130 of 1993 – Occupational Disease in Mines and Works Act 78 of 1973 – National Environmental Management Biodiversity Act 10 of 2004 – Carbon Tax Act 15 of 2019 – The Financial Intelligence Centre Act No 38 of 2001 • Finland – Environmental Protection Act (57/2014). Water Act (587/2011) and Waste Act (646/2011) – Nature Conservation Act (1096/1996) and Dam Safety Act (494/2009) – Act on the Safe Handling and Storage of Dangerous Chemicals and Explosives (390/2005). and Rescue Act (379/2011) – Occupational Safety Act (738/2002) and Government Decree on the Safety of Construction Work (2005/2009) – Mining Act (621/2011), GDPR and The Data Protection Act (1050/2018) (based on General Data Protection Regulation (EU) 2016/679) • France – Health and Safety at Work legislation is found in Part IV of the "Code du Travail" (the Labor Code) – Seveso III Directive (Directive 2012/18/EU) that focuses on the control of major-accident hazards involving dangerous substances • AUS region – Work Health and Safety Act 2011 (Cth) – Mining and Quarrying Safety and Health Act 1999 (Qld) – Mineral Resources Act 1989 (Qld) – Environmental Protection Act 1994 (Qld) – Mineral Resources Development Act 1995 (Tas) – Environmental Management and Pollution Control Act 1994 (Tas) – Mines Work Health and Safety (Supplementary Requirements) Act 2012 • The following are critical to our US PGM operations: Montana Metal Mine Reclamation Act and Federal Mine Safety and Health Act COMPLIANCE • There were no material or repeated regulatory penalties, sanctions or fines for contraventions of, or non-compliance with, legislative or regulatory obligations in 2024 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CORPORATE GOVERNANCE continued IR – 29

SEC’s Climate-Related Disclosures On 6 March 2024, the SEC adopted “The Enhancement and Standardization of Climate-Related Disclosures for Investors” to standardise climate-related disclosures by public companies beginning with annual reports for the year ending 31 December 2025. In September 2024, the SEC voluntarily paused the implementation of its climate disclosure rules pending a review by the Eighth Circuit Court. This decision follows numerous legal challenges from various parties, including states and industry groups. Compliance reports The Risk Committee received compliance reports from the regions, with no serious issues of concern. In the EU, the GDPR implementation project was completed and implemented on schedule and within budget. Technology and information Responsible governance entity: Audit Committee and Risk Committee Our ICT governance framework is aligned to COBIT 5 and ISO 27001. Our ICT risk governance framework and strategy is reviewed annually and was approved for 2024. Our Group ICT charter, aligned with King IV and ISO 27001, was approved by the Audit Committee, and is reviewed annually. Operationally, the CFO, supported by executive management, provides high-level direction for our ICT strategy. The SA, EU, AUS and US operations each have a dedicated ICT manager, all of whom report into the Group ICT function. Oversight is provided by the Audit Committee, with the Board having ultimate responsibility. The Risk Committee monitors and provides oversight of identified ICT risks. See Innovation, digital and technology, page 174. Remuneration Responsible governance entity: Remuneration Committee supported by other specialist committees Sibanye-Stillwater is committed to rewarding and encouraging ethical leadership. Our remuneration incentive framework includes targets for safety improvement and Sustainability performance. See Remuneration report for various ways in which safety and sustainability performance affects remuneration outcomes, from page 231. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CORPORATE GOVERNANCE continued IR – 30 US PGM operations – East Boulder mine underground access

WHAT DRIVES US Our purpose, vision and strategy 32 External environment for our business and operations 33 Unpacking our three-dimensional strategy 42 Managing our risks and opportunities within the internal and external environments 45 How strategy interfaces with risks and opportunities 59 Engaging with our stakeholders 60 How we create value: our business model 67 Capital trade-offs: strategic management for shared value 71 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 31 Lithium-ion batteries used for electric vehicles (EVs) are essential for reducing carbon emissions in transportation.

OUR PURPOSE, VISION AND STRATEGY OUR PURPOSE TO SAFEGUARD GLOBAL SUSTAINABILITY THROUGH OUR METALS We aspire to make a positive social and environmental impact through the commodities we mine and produce (green metals and recycled metals) and how we do so (Sustainability embedded as the way we do business), not least through our role in contributing to decarbonising the global economy. OUR VISION TO BE A LEADER IN SUPERIOR SHARED VALUE FOR ALL STAKEHOLDERS Our strategic ambition is to make a positive difference for all stakeholders through the supply of responsibly produced minerals that create benefits for society through their applications and through the social, environmental and economic capital generated at our operating sites. THE CONTEXT In a volatile and rapidly changing world, we are cognisant that the future holds uncertainties and elevated strategic risks characterised by the grey elephants (detailed on the page that follows). The main forces and trends that we identified in 2023 have intensified as we moved through 2024 and into 2025. This presents both increasing threats and opportunities. By monitoring early signals and identifying likely forces of change, and by employing anti-fragility principles, we can position our business to actively manage critical risks and seize advantages. For our business and operations, see External environment, page 33. OUR STRATEGY Our strategy has a three-dimensional approach, in which our priorities are layered in terms of: strategic foundation; strategic essentials; strategic differentiators. While we maintain a sharp focus on the strategic essentials of our business to deliver strong business outcomes, we aim to attain distinctive positioning in the global mineral resource sector through differentiation of the company to resonate with the most critical developing trends. • Decarbonisation to combat global warming continues to be the most significant global challenge for governments and businesses worldwide. While there have been ongoing debates around global efforts to reduce carbon emissions, we expect the global energy system to continue moving towards reduced GHG emissions. Increases in nuclear power, renewable energy (wind, solar, battery storage), green hydrogen, and the electrification of mobility will continue although conventional energy sources may have extended longevity. Our approach is to develop a unique portfolio of green metals and energy solutions that enable reversal of climate change and align with global shifts in technology adoption • Geopolitical tensions are having a significant impact on global policies and trade. Nations and regions are prioritising security of supply for scarce resources, and especially critical minerals. This creates opportunities for us to differentiate ourselves by participating in resilient national and regional ecosystems that mitigate the impacts of geopolitical volatility • Advancements in digital technology continue to accelerate rapidly integrating intelligent advances across all aspects of life. These developments offer transformative opportunities but also introduce new challenges that need to be managed effectively. We aim to leverage this potential to enhance business outcomes and human performance through technology, striving to become Inclusive, diverse, and bionic as a key strategic differentiator • Although Sustainability and DEIB are being challenged in some instances, stakeholders continue to demand good corporate citizenship, which is best expressed in the Group’s sincere commitment to meeting high sustainability standards and stakeholder capitalism. We believe that the most successful businesses are likely to be those that gain stakeholder credibility and support by demonstrating a meaningful socioeconomic purpose beyond just providing returns to shareholders. By continuing To be a leader in superior shared value for all stakeholders over the short- to long-term the Group will have an opportunity to differentiate itself and be Recognised as a force for good See Strategy unpacked OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 32

EXTERNAL ENVIRONMENT FOR OUR BUSINESS AND OPERATIONS DEVELOPMENTS IN THE EXTERNAL ENVIRONMENT OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PURPOSE, VISION, STRATEGY AND VALUES continued IR – 33 Future trends as symbolised by the grey elephants: The grey elephants (depicted in the schematic below), which informed our 3D strategy, are highly-probable, high-impact forces driving change and shaping the 2020s. Yet they are not always given the attention they deserve. While these forces create disruption and may pose a threat to conventional business activity, they may also present significant opportunities for those that embrace the future, and are bold and agile enough to respond timeously and reposition for future relevance to sustain business effectiveness. Since 2021, we have tracked eight major global trends (grey elephants) that impact our world. These trends are driving significant societal and economic changes, and accelerating other trends. The graphic below shows how these trends influenced our business in 2024. These developments confirm the grey elephants as a useful tool for anticipating future conditions and ensuring our relevance. Conflict in the world has intensified with associated escalation in the use of trade measures and disruption of established trading patterns. Ageing populations continue to disrupt social norms and economies with working lives extending for longer to maintain national productivity. Climate indicators continue to hit new records with extreme weather causing increasing disruption and threats to traditional ecosystems. Inequality continues to be a strong driver of social sentiment especially among developing nations with increasingly strident calls for social justice.Security of critical mineral supply and control of mineral supply chains is becoming an increasingly important point of economic leverage. National election results in 2024 demonstrated high levels of dissatisfaction with incumbent leadership due to perceived shortfalls in meeting expectations. Increasingly nationalistic policies are being pursued by many of the world’s major powers with the world economy deglobalising and transforming into coherent region ecosystems. Digital enablement continues to impact all aspect of human life stimulating profound advancement. Leveraging the benefits of digital technologies continues to be a major thrust to enhance business effectiveness. Adapting culture and strategy to navigate the grey elephants sharply transforming the world

Material factors in our external business environment CLIMATE CHANGE Climate change increases the physical risks to our operations with potential for asset damage and business interruption through more frequent intense weather events and changed climatic conditions. While measures taken to limit carbon emissions will impose new costs on the business, they will also create new business opportunities through the technologies required in a low carbon economy and the associated requirements for green minerals. Impact Our strategic response Related risks Related opportunities We continue to experience changing climatic conditions such as heat and drought along with more intense weather extremes such as flooding. This causes asset damage and business interruptions to varying extents across our global operations with projected amounts quantified in our TCFD reporting. We are experiencing increased costs associated with carbon emissions, though these are being mitigated through decarbonisation of our operations. The technology transition required to tackle climate change will create substantial new business opportunities in green metals and energy solutions with PGMs retaining sustained future relevance. Technologies for the low carbon economy are typically more mineral intensive than their conventional counterparts fuelling demand for critical minerals. We are working at asset level to mitigate vulnerability to weather events and changing climatic conditions based on detailed analytical work. This specifically includes our tailings storage facilities. All our operations have committed to an accelerated pathway to becoming carbon neutral by 2040 in conformance with science-based targets with decarbonisation initiatives underway. Secondary mining and recycling activities are reducing the carbon intensity of our metals production. Further, we have signed up to major relevant protocols and standards on reducing GHG emissions and are committed to transparency in our disclosures on carbon emissions. While our existing portfolio of metal production is relevant to clean energy, our strategy includes building a unique portfolio of green metals and energy solutions that contribute towards lowering world carbon emissions. (See Planet: Minimising our environmental impact, page 182 and our Climate change supplement for a full discussion of our extensive response to climate change.) 1,6 See pages 50 and 53 1,2,3 See page 59 13.2 OUTLOOK We expect the implications of climate change and the global response to intensify as carbon concentrations in the atmosphere increase. This will elevate the need to strengthen our work to safeguard our assets, ensure business continuity, and pursue decarbonisation initiatives while increasing the demand for critical minerals and the imperative of security of supply in a multipolar world. AUTOMOTIVE POWERTRAIN TRANSFORMATION Automotive powertrains are transitioning from internal combustion engines to new energy vehicles. Barriers to adoption of new technology are inhibiting the pace of uptake with regulatory pressure diminishing in key jurisdictions. Hybrid vehicles are increasingly representing an effective alternative to secure reduced carbon emissions. Impact Our strategic response Related risks Related opportunities Impact on mineral demand to date has been limited as, despite high growth rates off a low base, absolute penetration of battery electric vehicles into the powertrain mix has been modest except in China. We are positioning our production profile of PGMs to align with the longer-term market requirements while building up capability to service the requirements of the electrified vehicle market through participation in automotive battery value chains, particularly in Europe. We are also working with partners to develop new applications for PGMs to offset an eventual decline in the autocatalyst market. 4,5 See pages 52 and 53 1,3,6,8 See page 59 OUTLOOK While hybrid vehicles will prolong the internal combustion engine era, the proportion of vehicles that use internal combustion engines is forecast to eventually decline steadily as battery electric vehicle numbers increase. Markets for PGMs are expected to remain stable over the short to medium term, with increasing requirements for the supply of battery metals to service the growing demand for electrified vehicles. Alternative powertrain technologies may stimulate demand for PGM’s in the longer term. Overall, the transportation market will become more commodity-intensive with strong demand for battery metals and copper. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 34

GEOPOLITICAL DEVELOPMENTS Following substantial recent changes in political leadership, the world trade landscape is undergoing rapid and significant transformation to support increasingly nationalistic sentiment. This has dramatically accelerated the previously identified trend to strengthen regional supply chains that assure security of supply especially with regard to critical minerals. Impact Our strategic response Related risks Related opportunities Regulatory measures and incentives have been implemented in several countries to promote security of access to the critical minerals required in clean energy technologies. The trade measures being adopted may result in higher inflation and interest rates with macroeconomic slowdown that inhibits commodity demand suppressing prices. Our strategy has included building a business footprint in the European and North American ecosystems to supply into vertically integrated region value chains. This has attracted good support from governments for our initiatives. We intend to leverage our African mineral resource base to strengthen assurance of mineral supply into these ecosystems. 3,4,8,10 See pages 52, 55 and 56 2, 3, 4, 6 See page 57 OUTLOOK We expect control over critical minerals to become more important for the world’s major economic powers with foreign relations structured around guarantees of minerals access. Opportunities will increase for developing countries to leverage their mineral resources as catalysts for socio-economic development. PUBLIC AND REGULATORY ATTITUDES TO MINING Stakeholders expect that mining should be conducted responsibly, causing no harm to society or the environment, with increasing recognition that mining creates positive shared value through the application of the minerals produced and its economic contribution to local economies. There is an increasing expectation from stakeholders to be actively involved in the governance of responsible mining standards with robust independent assurance to engender trust. Impact Our strategic response Related risks Related opportunities Policies and incentives are being introduced more broadly to promote the establishment of critical minerals supply, while stringent regulatory frameworks remain in place around the permitting and conduct of mining operations. The sustainability standards landscape is evolving to ensure that stakeholders feel properly represented. Stakeholder attitudes are steadily becoming more favourable as the levels of trust improve. We subscribe to some of the world’s leading best practice mining sustainability standards (see Governance in sustainability, page 210), and have regard for the value created for all stakeholders through our business activities in line with our business ethos. We are actively involved in developing the consolidated mining standards initiative that moves to multi-stakeholder governance and more intensive independent third party assurance. Further we have included sustainability related metrics as part of our long-term incentive scheme, see page 244) 5,7,8 See pages 53, 54 and 55 1, 2, 3, 6 See page 59 OUTLOOK Recognition that the minerals industry is an essential positive contributor to society is expected to build, with policy and regulatory frameworks becoming more favourable to promote responsible mining. As the consolidated mining standards initiative advances into full implementation, we expect stakeholder confidence in the mining industry to steadily improve. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION EXTERNAL ENVIRONMENT FOR OUR BUSINESS AND OPERATIONS continued IR – 35

PUBLIC SERVICES IN SOUTH AFRICA A start has been made in turning around the quality of public services in South Africa, which is starting to improve business sentiment. While there is still a considerable gap to the quality eventually aimed for, improvements have been achieved in the reliability of electricity supply as well as in transport and logistics as a result of active cooperation between the private sector and government. Progress is also being made in strengthening the capacity to combat crime and corruption. Impact Our strategic response Related risks Related opportunities While shortcomings in public service delivery continue to hamper business competitiveness stifling economic growth, the effects are being alleviated through the measures undertaken recently. Investment appetite remains suppressed until there is more meaningful improvement with confidence that this will be sustained. Through organised business associations, we continue to work with government to address shortcomings that detract from the quality of key public services and press for reform. In parallel, where legislation allows, we are implementing projects to address our own requirements for services, most notably through several private power projects that we have commissioned. to supply renewable energy to our operations. (See Planet: Minimising our environmental impact, page 182 and our Climate change supplement, www.sibanyestillwater.com/news-investors/ reports/annual/) 3,5,7,8 See pages 52, 53, 54 and 55 7 See page 59 OUTLOOK Under the leadership of the Government of National Unity, we foresee good potential for further improvement in the quality of public services delivery although financial constraints under a strained fiscus will require innovative financing for the required investments in upgraded and new infrastructure. Based on promising indications, the private sector is likely to intensify its efforts to contribute in addressing the challenges. SOCIOPOLITICAL INSTABILITY IN SOUTH AFRICA The socio-political context continues to be volatile as inequality and low employment prospects in a low growth economy fuel dissatisfaction. This is perpetuating a climate conducive to high levels of protest and criminality, including the proliferation of organised criminal syndicates. The country’s transition to a multi-party government has progressed smoothly with the principles of constitutional democracy holding firm during a challenging phase. Impact Our strategic response Related risks Related opportunities Social protest and criminal activity have significant impacts on business effectiveness, with our South African gold operations particularly affected by illegal mining. With relative political stability assured at least for the time being, progress is being achieved on policy and regulatory reforms that are improving the business climate. Our work to build meaningful relationships with local communities through social programmes is delivering benefit with disruptive social protest at a contained level. We have also strengthened capacity to combat criminal activities that affect our operations. Advocacy to government through the key business associations is helping to secure improved policy quality and certainty in support of the shared goal to attain much higher levels of inclusive growth. 5 See page 53 7 See page 59 OUTLOOK While the socio-political context remains fragile, a good foundation has been established on which to build stronger social capital. The extent to which political intent translates into tangible economic growth that meaningfully impacts on unemployment and poverty will be a critical determinant of future socio-political stability. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION EXTERNAL ENVIRONMENT FOR OUR BUSINESS AND OPERATIONS continued IR – 36

COMMODITY FUNDAMENTALS GREEN METALS PLATINUM, PALLADIUM AND RHODIUM – applications, review and outlook PGM demand is largely driven by autocatalysts, accounting for approximately 40% of platinum demand, 90% of rhodium demand and 85% of palladium demand. Platinum (Pt) has traditionally been used in diesel vehicles, however substitution of palladium with platinum in gasoline vehicles has been adopted by the market as a result of the relative prices of each metal. Around 40% of platinum demand is accounted for by industrial uses, e.g., catalysts in the chemicals and petrochemicals industries, and in the manufacture of glass. Platinum jewellery, predominantly in China, accounts for the remaining demand. The use of platinum in fiberglass-reinforced materials in carbon reduction applications such as vehicle lightweighting and wind power may also prove important for demand. Palladium (Pd) is largely an autocatalyst metal, which accounts for some 85% of its demand. Palladium is also used in chemical processing. Rhodium (Rh) is also largely an autocatalyst metal, with autocatalysts accounting for approximately 90% of its demand. Rhodium is also used in catalysts for chemical processing. Rhodium’s use in a Rh-Pt alloy in the manufacture of glass has declined significantly in recent years due to its high price and has been replaced to a large extent by platinum. REVIEW OF 2024 OUTLOOK The platinum price traded in a wide range over the year between a high of US$1,070/oz and a low at US$874/oz, but ultimately finished 9% lower at US$914/oz. The rhodium price appreciated modestly during 2024 ending the year 3% higher at $4,575/oz. Palladium underperformed, falling 19% to end the year below the platinum price at $909/oz. Global platinum supply dipped 3% to 5.4Moz mostly as a result of lower output in South Africa. Palladium supply fell slightly in 2023 to 6.4Moz as North American and South African production were modestly lower. Nornickel’s refined production was little changed despite smelter maintenance. Rhodium output also fell, to just under 0.7Moz, as a result of lower production in South Africa. Load shedding ended in the first half of the year but there remained some excess in-process inventory stocks at the end of the year. The further decline in the basket price meant that PGM producers continued to cut costs and reduce capital spending. Automotive production dipped slightly in 2024. However, BEV market share rose from 11.6% to 12.7% as BEV production increased by 1 million units to 11.5 million, although that was not as high as initially expected. Overall production of ICE and hybrid vehicles was more than 1 million units lower than in 2023. As a result, PGM automotive demand fell for each of the metals, with palladium and rhodium more impacted than platinum, which continue to benefit from more widespread use of tri-metal catalysts for light-duty gasoline vehicles. Net jewellery demand slipped 6% to 1Moz in 2024. India saw modestly higher demand for platinum jewellery but this was not enough to offset declines in other regions. Platinum jewellery was less favoured than gold in China, despite the wide price differential, although the speed of decline in platinum jewellery sales slowed. Demand in Japan also dipped although the weaker yen did help lift sales to wealthy tourists. Industrial demand for platinum edged up to just over 26Moz. Gains in the chemical and electrical sectors were partially offset by reduced usage in the petroleum and glass industries. Secondary supply of PGMs was little changed in 2024. New vehicle sales were unchanged in Western Europe and only modestly higher in North America. Second-hand vehicles remained sought after amid ongoing cost-of-living pressures and there was no clear improvement in the number of vehicles being scrapped. All three markets ended the year in deficit with platinum being the tightest with a 1.1Moz deficit including investment. The palladium market had a 920koz deficit while the rhodium market deficit was 220koz. Overall PGM production from South Africa is forecast to dip slightly this year even though some work-in-progress stock that was built up during smelter maintenance is expected to be processed. South African producers have made significant efforts to cut costs and reduce CAPEX spending while maintaining output. However, rising costs and a low basket price mean that the mines at the top of the cost curve are loss making. If the basket price does not improve this year it may become necessary to close out some unprofitable areas. Recycling of autocatalysts is expected to remain challenging in 2025. Persistent inflationary pressures, high interest rates, and elevated new car prices are likely to encourage consumers to keep second-hand vehicles on the road for longer. As a result, recycling volumes are expected to see little improvement. Global light vehicle production is forecast to rise in 2025. However, the share of BEVs is expected to increase to 15.6% from 12.7% last year while production of ICE and hybrid vehicles is predicted to decline. As a result, autocatalyst demand is expected to fall. Should President Trump’s tariffs on Canada and Mexico remain in place there could be serious disruption to North American autos and parts trade, higher costs for US consumers and lower light vehicle sales than forecast, further impacting automotive demand. Industrial demand for platinum remains robust with many of the varied uses expected to see higher demand this year. Platinum jewellery demand is anticipated to slip this year as consumers in China still prefer gold, favouring the metal with an appreciating price, despite platinum’s significant price discount. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION EXTERNAL ENVIRONMENT FOR OUR BUSINESS AND OPERATIONS continued IR – 37

IRIDIUM – applications, review and outlook Iridium (Ir) and ruthenium (Ru) are used together in several industrial chemical processes, including the manufacture of acetic acid, a key intermediate in the manufacture of certain bulk chemicals. Iridium and ruthenium are used in combination for electrode coatings that can withstand the harsh operating environment of a wide range of electrochemical processes, including the production of bulk chemical intermediates such as chlorine and sodium hydroxide. In the electrical sector, iridium’s high temperature stability and purity have led to the use of iridium crucibles in the production of crystalline materials such as sapphire for use in LED lighting manufacturing and lithium tantalate used in the production of surface acoustic wave (SAW) filters for mobile communications. Iridium tips improve the performance of automotive spark plugs, in turn improving combustion efficiency in gasoline engines. Iridium (along with platinum) is also used as an alloy component in some medical devices, notably guide wires and stents. This is thanks to its biocompatibility and mechanical properties for micro machining tiny devices. Iridium is playing a rapidly increasing role in the hydrogen economy, as the key metal (along with platinum and ruthenium) in proton exchange membrane (PEM) electrolysers used in the production of green hydrogen from water using renewable electricity. Significant thrifting is expected to ensure a long-term sustainable iridium market. REVIEW OF 2024 OUTLOOK Global downgrades to hydrogen production capacity continued, lowering demand for iridium catalysts in PEM electrolysers. The gap between orders and final investment decision (FID) on electrolysers is widening, as producing green hydrogen via water electrolysis remains a costly process given the generally high costs of renewable electricity. Some electrolyser manufacturers and green hydrogen users face considerable financial pressures from high costs and limited scale. Consolidation has already begun and is likely to continue. Significant progress has been made in PEM catalyst technology, lowering the iridium loadings through improved catalyst design coating technology and some substitution with ruthenium. This lowers costs and improves long-term sustainability. Iridium-coated electrodes are important in a wide range of electrochemical processes; production of copper foil for use in batteries is a growth area. Premium Alkaline Water Electrolysis (AWE) electrodes for green hydrogen production are expected to use iridium and ruthenium coatings, helping to reduce energy input and lower process costs. While loadings are significantly lower than in PEM electrolysers, the expected global scale of this technology is expected to contribute to PGM demand growth. High purity crystalline materials for electronics applications continue to be manufactured in iridium crucibles, which are key to material performance in end uses. Price-induced substitution efforts out of iridium continue, but with limited success so far. RUTHENIUM – applications, review and outlook As mentioned above, ruthenium (Ru) and iridium (Ir) are used together for several applications. The electrical sector, specifically data storage applications, is helping drive global ruthenium demand. Ruthenium, along with platinum, forms part of the magnetic layer in hard disk drives. In the longer term, chip resistors, which are ubiquitous in consumer and industrial electronics, rely on compounds that contain ruthenium and this sector is becoming increasingly important for demand. The unique chemical and physical properties of ruthenium mean that it is also used in numerous semiconductor materials and components which enable increasing miniaturisation and efficiency in various electronic devices. Ruthenium is taking some share of the gasoline spark plug market, where its durability exceeds that of iridium and platinum. It is also an effective catalyst in the production of ammonia. The hydrogen economy has long-term potential for ruthenium demand across the value chain from production, through transport and storage and to end uses, though many projects are significantly delayed. Ruthenium is starting to be used in PEM electrolysers alongside iridium; previously ruthenium was insufficiently stable in the PEM electrolyser environment, however improvements to catalyst design combine the activity of ruthenium with the stability of iridium. This substitution will also help alleviate some of the pressure on iridium supply and lower the cost of the catalyst. REVIEW OF 2024 OUTLOOK The hard disk drive (HDD) sector has seen several quarters of growth, rebounding from a post-Covid slowdown. Ruthenium demand has picked up following inventory drawdowns. HDD manufacturers now have a better view of customer requirements, helping to smooth purchasing and reduce price volatility risk. Chemical demand for ruthenium catalysts for caprolactam production is growing to meet new plant capacity for nylon feedstock production in China. Catalyst demand is also strong for new green ammonia plants in China, in order to lower emissions in the energy sector. Hard disk drive demand is expected to be supported by the growth in the AI sector, which is driving demand for data storage. While alternative HDD storage technologies that are not based on ruthenium are emerging, ruthenium-containing disks are expected to remain competitive in both price and performance in the near term. Ruthenium is increasingly being used in semiconductor applications to drive miniaturisation and improve energy efficiency. Growth opportunities remain in the hydrogen economy for ruthenium, especially in transport and storage technologies; ammonia cracking and liquid organic hydrogen carriers are developing but still rely on supportive investors and government incentives. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION EXTERNAL ENVIRONMENT FOR OUR BUSINESS AND OPERATIONS continued IR – 38

LITHIUM – applications, review and outlook Lithium (Li) and its compounds have been used in pharmaceuticals and in the manufacturing of high-temperature lubricants, aerospace alloys, heat-resistant glass and ceramics. More recently, they have found a major application in rechargeable lithium-ion batteries (LIBs). The high energy-to-weight ratio, high charging speed, longevity and the possibility to recycle LIBs make them ideal for portable applications such as battery electric vehicles (BEVs) and consumer electronics. They are also finding use for stationary large battery energy storage systems (BESS) that provide grid resilience, and to store energy generated from renewables, that can be intermittent, to adjust electricity production to demand. Two different lithium compounds can be used in CAM (Cathode Active Material) production: lithium carbonate and lithium hydroxide. The latter enables the production of high-performance NMC (Nickel-Manganese-Cobalt) cells that give an increased power and driving range compared to competing cathode chemistries. The electrolyte that separates the cathode and the anode also contains lithium chemicals. Gross lithium demand is forecast to grow to more than 2.6 million lithium carbonate equivalent (LCE) tonnes by 2030. Given the political pressure for EVs and battery energy storage and the decline in lithium prices in 2023 and 2024, there are concerns as to the sufficiency of lithium supply over the long term. Furthermore, China’s dominance in the processing of lithium is also resulting in Western governments shoring up their lithium supply chains. Chinese companies control some 80% of the supply chain of lithium-ion batteries (from battery precursor to LIB production). BACKGROUND AND REVIEW OF 2024 OUTLOOK Gross lithium demand is estimated to have increased by 19% last year, mainly driven by increased global demand from the battery sector, both from automotive and energy storage end-uses. Lithium consumption from automotive batteries is estimated to have grown 21% last year, primarily driven by growth in BEVs and PHEVs (plug-in hybrid electric vehicles), including range-extended electric vehicles, (REEVs). While year-on-year global BEV production growth slowed to 12% last year (compared to 30% in 2023), automotive batteries were still the end-use segment with the largest growth (in absolute terms). Demand growth was driven by a trend of increasing battery pack sizes, a boom in PHEVs, especially in China where production grew 65% year-on-year, and continued, albeit moderated, growth in BEV production. Simultaneously, demand from Battery Energy Storage Systems (BESS) is estimated to have increased 41% last year, becoming the fastest growing end-use segment. Growth was driven by greater solar plus storage installations as developers leveraged lower prices for lithium-ion batteries and solar cells. The low prices were largely a result of underutilised capacity in China. Primary lithium supply is estimated to have increased by 32% in response to the growth in demand, despite declining lithium prices and high-cost mine closures, with supply growth coming from Africa, Chile and Argentina, primarily. As a result of slower demand growth and sizeable inventories in China coupled with strong growth in supply globally, battery-grade lithium carbonate prices declined again during 2024, averaging around US$12,500/t for the year. Lithium carbonate remains the main battery-grade lithium precursor in China due to the resurgence of lithium iron phosphate (LFP) cathodes, being cheaper, safer, and offering a higher cycle life. The use of LFP cells in both BEVs and BESS extends beyond China, as demonstrated by major, non-Chinese, BESS solution providers switching to Chinese LFP cells. Lithium hydroxide demand growth was slower due to slower growth in BEV production in Europe and North America. That said, nickel- manganese-cobalt (NMC) remained the preferred cathode in these markets. The introduction of tariffs on Chinese battery imports in the US, and Chinese BEVs in the EU, limited the proliferation of LFP in the region, which presents a greater opportunity for Ni-rich NMC batteries, that require lithium hydroxide. Lithium demand for 2025 is forecast to increase by 26% from 2024 levels, with the majority of this growth again resulting from greater demand from automotive batteries. The further decline in prices last year is expected to temper the supply response somewhat, although projects continue to be commissioned, with primary lithium production predicted to rise by only 11% in 2025, potentially tightening the market. Consequently, lithium prices are forecast to reach a floor this year, with rising prices needed to help incentivise new projects that will be required to meet long-term demand growth. New projects remain well placed to meet market requirements in the next few years, under the right conditions. The increased focus on environmental and social factors in recent years has added to the complexity of permitting and developing new projects, despite efforts to simplify permitting processes in some geographies, like the EU Critical Raw Materials Act. Considering current projections for BEV penetration, significant investment in new lithium supply will be required to meet forecast demand over the next decade. At the currently depressed prices, this investment may not be forthcoming but may delay new projects, potentially leading to a gap between demand and supply and increasing the risk of supply deficits towards the end of the decade, resulting in higher prices. A shift to lithium iron phosphate, or LFP, remains a downside risk to European lithium hydroxide demand. The deferrals, if not shuttering, of planned NMC gigafactories in Europe, combined with recent announcements for localised LFP production does present a risk to the lithium hydroxide demand in the medium-term. However, with the EU remaining steadfast in their CO2 reduction targets, albeit with greater flexibility through to 2027, greater BEV production is expected to offset the LFP shift and generate additional lithium hydroxide demand. Furthermore, European policies promoting local recycling and protectionist policies towards Chinese imports could hinder LFP uptake in the region, in the near-term. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION EXTERNAL ENVIRONMENT FOR OUR BUSINESS AND OPERATIONS continued IR – 39

NICKEL – applications, review and outlook Nickel (Ni) has excellent physical and chemical properties that make it ideal for use in alloys – especially when used with chromium, or with iron (ferronickel), as well as with other metals, to produce stainless steels that are heat-resistant. There are at least 3,000 nickel alloys, including stainless steel, used in a number of industries to produce a wide range of goods, including vehicle crankshafts and axles, propeller shafts, scientific and surgical equipment. Nickel alloys are also used in a range of household products such as kitchen sinks, cooking utensils, and washing machines. Importantly for our green metals strategy, nickel alloys are used in PV solar panels and wind turbines (which on average use about two tonnes of nickel). Nickel has excellent properties: a high melting point (1,454 degrees Celsius), can withstand extreme low temperatures, resistant to corrosion and oxidation, good catalytic properties and fully recyclable. Nickel is a key constituent in increasing the energy density of Li ion batteries with higher nickel compositions allowing for reduction in the use of cobalt. However, around two-thirds of nickel demand still comes from stainless steel production whereas batteries use ~15% of nickel produced. This balance is forecast to change dramatically in the coming decade with demand growth expected to be increasingly driven by the EV sector. With global EV sales expected to exceed 30 million by 2030, demand for nickel (like lithium) is expected to grow. Further, pressure is growing on producers to reduce the carbon footprint and physical impact of nickel mining and processing, and may result in those that offer a reliable, socially, and environmentally assured products yielding a premium in the future. REVIEW OF 2024 OUTLOOK Nickel consumption in stainless steel remained subdued, especially in China where low stainless-steel prices indicate the state of oversupply in the market. Nickel consumption growth from stainless-steel is estimated to have moderated compared to 2023. Nickel demand from the battery sector is estimated to have grown by 20% in 2024 compared with 2023 with BEVs remaining the largest battery segment for the metal. There was limited upside in nickel demand from the boom in PHEV production in China owing to majority of these vehicles utilising LFP cathodes. After a significant decline in 2023, the nickel price stabilised somewhat in 2024. Disruption to supply in New Caledonia resulted in some volatility, and there were a number of significant capacity closures in Australia. However, these were insufficient to balance the market and the price ultimately fell almost 8% over the course of 2024. Growth in Indonesian nickel supply continued to outperform the rest of the world despite delays in issuing mining permits for nickel ore producers in the country in 2024. Several high pressure acid leach (HPAL) plants established since 2020 are now comfortably operating above nameplate capacity and there are a number of similar plants due to come online in 2025. After very rapid growth in 2023, expansion of nickel supply slowed to approximately 4% in 2024. Meanwhile, net demand grew by more than 8%. This contributed to the market surplus shrinking by almost 50% year- on-year. The nickel market is forecast to remain in a significant surplus in 2025, marking it the third consecutive year of oversupply. This persistent market surplus is expected to keep pressure on the nickel price in 2025. Having slowed to 3.5% in 2024 thanks to several high-profile operational closures, supply growth is expected to strengthen in 2025 to 10% year-on- year. Demand growth is forecast to grow by 9% year-on-year in 2025, resulting in a slightly larger market surplus versus 2024. The trend of a continued shift to LFP weighs on the outlook for automotive nickel demand. While there was some upside from greater expectations in a recovery of European EV production, following the introduction of tariffs on Chinese imports and tighter CO2 emission legislation this year, the EU commission’s plans to offer flexibility to OEMs through to 2027 could delay production, and, therefore automotive battery demand. ZINC – applications, review and outlook Zinc (Zn) is the 23rd most abundant element in the earth’s crust. Its primary use is as a galvanising agent (corrosion protection) in stainless-steel alloys, though many other industries use zinc. China is the largest source of demand for zinc, primarily because it is the largest producer of stainless-steel. Galvanised steel is used extensively in the automotive industry in chassis components, in construction, and household appliances. Zinc compounds also have important uses in health and nutrition. Several compounds are used in common fertilisers to increase crop yields and fortify micronutrient levels in food. Zinc is highly recyclable and can be recovered and reprocessed with minimal losses. It fits well in our green metal strategy as zinc coatings play an essential part in protecting solar, wind and energy infrastructure from corrosion. REVIEW OF 2024 OUTLOOK As a result of mine closures in 2023 and several mines underperforming expectations during 2024, mined zinc production fell last year, tightening the market for concentrate. Refined zinc output was impacted by reduced concentrate availability and the market is estimated to have been in deficit. Zinc stocks on the Shanghai Ferrous Exchange (SHFE) in China fell during the year resulting in a price rally with the zinc price ending the year 12% higher. Global zinc demand is estimated to have climbed to over 14 million tonnes in 2024 (source: International Lead and Zinc Study Group). Last year, European zinc demand shrank owing to the stagnant German economy and lower demand in Italy and Poland that was only partially offset by gains in France. Zinc usage in the US is also anticipated to have been slightly lower. Demand in China was moderately higher year-on-year despite the ongoing downturn in the real estate market as car and home appliance production continued to expand. Zinc demand also increased in several other countries including India, Korea and Brazil. Mine supply is expected to rebound in 2025 as mines that suffered stoppages in 2024 return to full production and restarts of Ivanhoe’s Kipushi mine in the Democratic Republic of Congo (DRC) and Boliden’s Tara mine in Ireland ramp up production. After experiencing delays, the Ozernoye mine in Russia is also expected to be brought into production, lifting zinc output. Increased mine supply should ease the tightness in the concentrate market and enable higher refined output, moving the market into surplus. Global zinc demand is predicted to grow by around 2% and exceed 14 million tonnes in 2025 (Source: ILZSG). India continues to be the fastest growing large economy and its zinc demand is projected to rise further in 2025. The Chinese economy picked up speed in the final quarter of 2024 and zinc demand is anticipated to improve this year. The situation in the US has been clouded by uncertainty over tariffs which could see demand drop this year. Economic growth in the EU is forecast to improve somewhat in 2025 which could lead to a stabilization in demand. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION EXTERNAL ENVIRONMENT FOR OUR BUSINESS AND OPERATIONS continued IR – 40

GOLD – applications, review and outlook Gold (Au) has a legacy of being one of the most precious, durable and lustrous of metals, underpinning its role as a store of value. In the modern era, gold’s properties have been innovatively applied in a number of technological, industrial and medical applications. Gold is used in catalytic converters and in space travel to protect against radiation and heat. In the medical field, gold nanoparticles have become commonplace in rapid diagnostic testing. Amongst a range of interesting developments, gold nanoparticles are being used to improve the efficiency of solar cells. More recently, gold has gained traction as an essential component in the manufacturing of AI-enabled devices. Regardless of potential breakthrough applications for gold, it remains a sought-after and precious substance for people the world over. REVIEW OF 2024 OUTLOOK Total annual gold demand, including over-the-counter purchases, hit a new record high of 4,974 tonnes (+1% y/y), driven by strong, sustained central bank buying and growth in investment demand. Total demand combined with gold’s strong price performance also resulted in the highest ever total value of demand at $382bn. Central banks continued to buy gold at pace in 2024, with purchases exceeding 1,000 tonnes for the third year in a row. Buying ramped up significantly in Q4, bringing the annual total for central banks to 1,045t. Global investment demand increased 25% y/y to 1,180 tonnes – a four- year high – driven by sustained Asian demand and a revival in Western gold ETF demand during the second half of 2024. Unsurprisingly, high prices dampened demand in the jewellery sector, with annual consumption decreasing by 11% to 1,877t. The decline was driven largely by weakness in China, though Indian demand remained resilient, dropping just 2% y/y despite a record high price environment. The technology sector saw a rise in gold used in artificial intelligence (AI) and electronics, contributing to a 7% y/y increase to a total of 326 tonnes in 2024. Total gold supply increased 1% year-on-year, driven by growth in both mine production and recycling in 2024. Gold production grew marginally higher to 3,661 tonnes while recycling jumped 11% y/y to 1,370 tonnes. Source: World Gold Council, Gold Demand Trends Full Year 2024 report. Gold had its best annual price performance in 14 years, rising 26% during 2024. Gold’s positive run has continued in 2025, with the price increasing by nearly 9% through February. Looking forward, concerns over tariffs, and the wide-ranging impact they could have on global growth, continue to cast a cloud and question US exceptionalism. This has added to already rising geopolitical risk. Recent events have highlighted the need for greater military spending, which will likely result in even higher deficits. There are several factors that could reinstate the thorny problem of higher inflation, especially at a time when deteriorating economic conditions may necessitate interest rates staying low. Historically, each of these drivers has individually been positive for gold. And, although they seldom occur simultaneously, their combined effect may continue to have a positive effect for gold, despite potential short-term headwinds. In all, gold investment demand will likely remain strong in 2025, complemented by above average central bank buying. A high price environment, however, will likely continue to dampen fabrication demand – especially through jewellery, and despite a positive (but smaller) effect from gold’s use in technology. Source: World Gold Council, Gold Demand Trends Full Year 2024 and Gold Market Commentary February 2025 reports. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION EXTERNAL ENVIRONMENT FOR OUR BUSINESS AND OPERATIONS continued IR – 41 Employees at the UG 2 concentrator, SA PGM

UNPACKING OUR THREE-DIMENSIONAL STRATEGY OUR STRATEGIC FOUNDATION Our strategic foundation defines our impact on our operating environment and our stakeholders. It incorporates our fundamental approach including our purpose, vision, values, and commitment to embedding sustainability and shared value. The Umdoni tree symbolises our ethos and early adoption of stakeholder capitalism. Its roots represent our iCARES values. Our roots, our iCARES values, are at the heart of all that we do, the decisions we make and how we conduct our business. These values are enshrined in our Code of ethics and form the basis of the organisational growth and culture rejuvenation programme currently underway. iCARES VALUES INNOVATION We find new ways to do things better COMMITMENT We deliver on our promises to all our stakeholders ACCOUNTABILITY We accept responsibility and consequences for our actions RESPECT We show regard and consideration for others ENABLING We make it easy for ordinary people to deliver extraordinary performance SAFETY Attaining zero harm is our foremost priority OUR STRATEGIC ESSENTIALS Support attainment of operational and business excellence We have five strategic imperatives that are instrumental for us to compete on the global stage. OUR STRATEGIC DIFFERENTIATORS Represent the opportunities that we have identified to be distinctive in the global minerals industry OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 42 We represent our business ethos through the indigenous South African Umdoni tree • Our values are the roots of our organisation, which provide a solid basis for the way we do business • The trunk of the tree is represented by our people, the material foundation and strength of the Group • Quality results from our operations – safe production at competitive cost - are the source of value created through our business activities and necessary for shared value and sustainability • The canopy/leaves on the branches represent our stakeholders – each of them of equal importance • The tree’s seeds and fruits signify the varying benefits and value that our success allows us to share with all stakeholders

STRATEGIC DELIVERY IN 2024 AND PROGRESS TOWARDS DIFFERENTIATION ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– For detailed disclosure of the performance against our strategic essentials areas in 2024, see section 03 of this report (from page 74 onwards). Below is a concise summary of key aspects of strategic delivery. Performance/progress made per strategic essential to date, its status and link to area in this report OUR STRATEGIC ESSENTIALS Support operational and business excellence Overall achievement Steady performance and ongoing focus More work to be done Performance/advances made Status For detail, see these sections Ensuring safety and wellbeing • Best recorded annual performance for SIFR, LDIFR and TRIFR for the Group • 81% of all stoppages were being initiated by frontline supervisors for the month of December 2024 (December 2023: 59%) by year end • Regrettably we lost eight of our colleagues during the year (2023: 11) • Strong progress on rolling out group minimum standards with focus shifting to monitoring application in the operations • Values reignition programme launched with a central aim to promote safety as a critical value • Chairman and CEO’s review • Safe production • Health, wellbeing and occupational hygiene Prospering in every region in which we operate • Improved B-BBEE score from level 8 (2021) to a level 4 • Meaningful progress with the South African government to improve the climate for business competitiveness • Undertakings obtained on European grants to support pCAM business development • Tax credits made available to support domestic critical mineral production in the United States • Generally constructive relationships maintained with stakeholders at all our operations • Chairman and CEO’s review • Social, Ethics and Sustainability Committee: Chair’s report • Our people • People: Socioeconomic development Achieving operational excellence and optimising long-term resource value • Operational challenges that have recently been inhibiting productivity being addressed • Securing a more favourable position on the PGM industry cost curve • Realising enhanced value through implementation of our chrome strategy • Credible partnership established to realise value from our uranium resources • Work underway with the aim of securing US$1000/2E oz AISC for long-term sustainability of the Montana mining operations • Sustained strong capital allocation to organic growth projects • Advanced a healthy pipeline of feasibility studies with prospects for future growth • Chairman and CEO’s review • Delivering value from operations • Mineral reserves and resources • CFO review Maintaining a profitable business and optimising capital allocation • Operational restructuring implemented to secure greater operational stability • Secured up to €500 million through a green loan financing facility for our Keliber lithium project in Finland. • Building a credible North American recycling business through integration of the Reldan operations • Balance sheet bolstered during the PGM price down cycle through innovative raising of non-debt finance • Well structured debt pipeline with undemanding repayment schedule • Chairman and CEO’s review • Delivering value from operations • Mineral reserves and resources • CFO review Sustainability embedded as the way we do business • Sustainability strategic framework refresh supported by 2030 and 2050 targets and underpinned with a Pyramid for Positive Change to move strategy to action • Women in management increased to 28.4% (2023:26.4%) • Group and regional socioeconomic study completed demonstrating shared value benefits across the different ecosystems • Paid dividends of approximately R308m to several community trusts • 7.6%1 less water purchased compared to 2023 • Financial close of the 140MW Umsinde Emoyeni wind farm. 407MW of dedicated renewable energy projects now in construction • Chairman and CEO’s review • Social, Ethics and Sustainability Committee: Chair’s report • People: Socioeconomic development • Planet: Minimising our environmental impact • Governance in sustainability 1. Excluding AUS region, Reldan and Keliber Lithium project OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION ADVANCING OUR THREE-DIMENSIONAL STRATEGY continued IR – 43

OUR STRATEGIC DIFFERENTIATORS Opportunities to distinguish ourselves in the global minerals industry We continue to make progress on our strategic differentiators that will allow us to occupy a distinctive position in the global minerals industry. Further key steps were taken in 2024 towards shaping a unique portfolio of green metals and energy solutions as summarised in the following bullets. The steady progress continues to be transformational for the Group. • Acquisition and integration of Reldan proceeding well building our recycling footprint and generating value • 10% of revenue earned from secondary mining activities with 12% from recycling in 2024 and contributing 24% and 5% of EBITDA, respectively • Keliber lithium project advancing and set to start the ramp up into production during 2026 diversifying the Group’s metals mix • Mount Lyell and GalliCam feasibility study work advancing towards investment decisions on expanding the portfolio of green metals The other three differentiators relate to how we conduct our production operations, and represent the basis for elevating our business performance to a higher level of excellence than can be achieved solely through focusing on the business basics and fundamentals. We are steadily embedding principles and practices that make us inclusive, diverse and bionic, that ensure we operate in concert with our stakeholders as part of cohesive pandemic resilient ecosystems, and that will lead to us being recognised as a force for good in terms of what our business activities deliver to all stakeholders. The differentiators are supported by our drives to foster a culture of innovation, promote trust and transparency with stakeholders, and apply anti-fragility principles to strengthen our organisation against risks and embrace opportunities. While not always directly linked to the strategic differentiation that we aspire to achieve, numerous examples of how this is being achieved are presented throughout this integrated report. Recognised as a force for good Inclusive, diverse and bionic Building pandemic-resilient ecosystems Unique global portfolio of green metals and energy solutions that enable reversal of climate change OUR PYRAMID OF POSITIVE CHANGE OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION ADVANCING OUR THREE-DIMENSIONAL STRATEGY continued IR – 44 Good Corporate Citizenship: At the base of the pyramid, good corporate citizenship represents the minimum requirement. How we demonstrate adherence to laws and regulations, paying liveable wages, treating employees fairly, and acting ethically in all business dealings. Corporate Social Investment (CSI) & Corporate Social Responsibility (CSR): The next level involves going beyond legal obligations to proactively contribute to societal welfare This includes philanthropy, volunteer programmes, and partnerships with non-profit organisations. Environmental, Social, and Governance (Sustainability): As we moves up the pyramid, the focus broadens to encompass sustainable and responsible business practices across all areas of operation. This requires consideration of environmental impact, social equity, and corporate governance in decision-making processes. Creating Shared Value: At the apex of the pyramid, the activities we undertake to create shared value, where business success and societal progress are mutually reinforcing. A framework for operationalising our intent to deliver superior shared value and be Recognised as a force for good

MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE INTERNAL AND EXTERNAL ENVIRONMENTS OUR APPROACH ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Sibanye-Stillwater’s enterprise-wide risk management (ERM) approach is based on the adopted guidelines of ISO 31000 International guideline on risk management, the Committee of Sponsoring Organisations of the Treadway Commission (COSO) framework and the requirements of King IV South African Report on Corporate Governance. Our ERM process is an integral part of our business strategy, is seamlessly integrated into strategic planning to enable informed decisions, minimise negative impacts, and capitalise on opportunities. Our risk management culture is aligned with our purpose, vision, and values, and permeates all business units, operations, and projects, including new acquisitions, with oversight from our Risk Committee reporting directly to the Board. This structure ensures that governance remains a priority as management handles the implementation of our comprehensive ERM framework. An independent review of the ERM process and adherence to adopted guidances and best practices is performed on an annual basis. Our ERM process encompasses both a top-down company strategic focus as well as a bottom-up regional, operational and business unit focus. Risk identification and mitigation are systematically structured throughout the organisation, with a Group strategic risk register and regional risk registers maintained, and further supported by operational and business unit risk registers. The C-suite has conducted a thorough review of the Group's strategic risks, evaluating both internal and external factors and identifying new and/or emerging risks not currently listed, while considering the alignment of previously identified risks with new developments affecting the Group's long-term sustainability. Key strategic objectives articulated in the 3D strategy link directly to risk factors, which are evaluated not only for potential failures, but also for their impact on various business scenarios. Each risk factor includes detailed sections on vulnerabilities, triggers, and consequences, clearly distinguishing inherent threats and opportunities. While some risks are managed at the Group corporate level, many mitigation efforts are tailored to regional circumstances, as documented in the regional risk registers. Management continues to assess the effectiveness of current mitigating controls and advocates for the integration of Group and regional risk registers using the Inclus system to avoid duplication. Further mitigating controls in the process of implementation are tracked on a quarterly basis in order to assess their effectiveness once implemented. (Also see Corporate governance, page 27). Our risk management process Governance structures involved ESTABLISHING THE CONTEXT • Review and update strategic and operational goals • Evaluate internal and external environments and the impact on strategic and operational objectives • Review our risk appetite per strategic risk category • Set and approve risk tolerance levels • Review and update the impact matrix • Review and update the role and responsibility matrix IDENTIFY • Implement risk management processes in line with the ERM framework – daily at the operational and business units • Identify threats or opportunities to strategic goals • Scan internal and external business and operating environment for new risks • Compile risk register – by function for Group, operating segment, operations, service departments and/or business units ANALYSE AND EVALUATE • Interrogate risks to understand root causes and consequences to strategic focus areas • Assess the severity and likelihood of risks • Rank risks according to severity and likelihood • Assess and prioritise mitigation ASSESSMENT AND RESPONSE • Identify current controls • Develop further enhancement plans and implement controls • Monitor adequacy of controls REVIEW REPORT AND MONITOR Roles and responsibilities matrix: Executive management: • Responsible for overall risk governance, for managing and monitoring success of controls and mitigation plans, and for determining whether risks are within the limits of our risk appetite • Participates in annual strategic risk workshop; reviews risk register; conducts risk analyses, e.g., PESTLE • Is supported by Corporate strategy and Group Risk management functions • Reports to the Risk Committee Risk Committee and Board: • Reviews Group and regional priority risk registers submitted by executive management (twice yearly) • Assesses and approves Group risk appetite and tolerance levels annually All levels of management, outside formal review cycles, are responsible for monitoring and responding timeously to risks and material developments. Governance structures involved A At operating level, business units and Group level C Executive management E Board B Risk management function D Risk Committee OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 45

Risk appetite and tolerance The Sibanye-Stillwater Board oversees risk management within the Group, delegating implementation and monitoring to the Risk Committee. The Board annually approves our risk appetite and risk tolerance framework (RATF). Risk appetite defines the level of risk we're willing to accept to achieve goals. It includes key indicators, tolerance levels, and triggers for remedial actions if exceeded. We factor in various internal and external influences to gauge risk severity and likelihood. Management reviews current controls and plans enhancements to mitigate risks. If residual risk exceeds our appetite, additional measures are taken to bring it within acceptable levels. We take a moderate to high-risk approach to production variability but continually seek long-term sustainability through cost management, new technologies, and expertise. Our growth relies on bold, ethical leadership, supported by research and development for an objective market view. Significant acquisitions or projects align with a moderate risk appetite. For financial instruments, we adopt a low-risk strategy, maintaining prudent leverage, indebtedness, and liquidity levels. The 2024 Risk appetite and tolerance framework is presented annually to Risk Committee for review and approval. The committee consented to the proposal for risk levels of “low”, “moderate”, and “high”; and supported the idea that the Group should have a very low tolerance for Sustainability risks. The Risk appetite and Risk tolerance framework is used as a guidance by the Board to assess and monitor the mitigating controls as to their effectiveness in managing the residual risk exposure in line with our appetite and tolerance levels. COMPLIANCE MONITORING ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Our Group compliance function monitors compliance with global corporate standards and requirements associated with our stock exchange listings, as well as regional compliance departments for Southern Africa and Europe; noting that the Americas region has a fully functional compliance department which mirror some of the corporate functions based in South Africa (e.g. tax). Each region has taken responsibility for its own regulatory compliance, information governance, and privacy programmes and activities, within the broader guidance and strategy of Group compliance. Regulatory compliance Certain legislative requirements are mission critical, by which non- compliance could potentially lead to the revocation of our operating licence, significant financial loss, or reputational damage. These critical requirements include the Companies Act, JSE Listings Requirements, U.S. Securities and Exchange Commission requirements, Carbon Tax Act, Financial Intelligence Centre Act (FICA), National Health Insurance Act, the Mining Charter, LPPM Responsible Platinum Palladium Guidance (RPPG), and the King IV Report on Corporate Governance™ for South Africa, 2016 (King IV). Our adherence to these regulations is robust, ensuring that our licence to operate remains secure. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR – 46 Early morning on the surface area of the K4 shaft, SA PGM operations

TOP 10 RESIDUALLY1 RANKED RISKS ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Change in top 10 residual risk ranking &ntilde; Elevated to top 10 residual ranking &ouml; Increased &divide; Decreased residual risk ranking &uacute; No change in residual risk ranking &oslash; New risk Residual risk ranking status Low ranking (1-6) Medium ranking (7-19) High ranking (20-25) Ranking Ranking change Top risks (click to detailed description) Inherent risk rating Residual risk rating2024 2023 1 2 &ouml; 1. CHANGING WEATHER PATTERNS MAY CAUSE ASSETS DAMAGE AND BUSINESS INTERRUPTION 16 12 2 11 &ouml; 2. COMPROMISED BUSINESS AND OPERATIONS MANAGEMENT SYSTEMS 16 9 3 New &oslash; 3. ECONOMIC CLIMATE AND OPERATIONAL PERFORMANCE MAY INFLUENCE THE STRENGTH OF THE BALANCE SHEET 16 9 4 12, 13 & 19 &ouml; 4. THE COMPANY’S GROWTH IN TARGETED COMMODITIES AND REGIONS MAY DEPART FROM INTENDED TRAJECTORY 16 9 5 9 & 15 &ouml; 5. SHARED VALUE DELIVERY MAY FALL SHORT OF DESIRED LEVELS AS A RESULT OF PRESSURE ON THE PROFITABILITY OF OPERATIONS 16 9 6 3 &divide; 6. TRANSITIONAL RISKS DUE TO CLIMATE CHANGE IMPACT 16 9 7 New &uacute; 7. HEALTH AND SAFETY PERFORMANCE MAY IMPAIR COMPANY BRAND 16 9 8 New &oslash; 8. GEOPOLITICAL DEVELOPMENTS MAY INFLUENCE THE RELIABILITY OF SUPPLY CHAINS (UPSTREAM AND DOWNSTREAM) THAT SERVE THE CORPORATION’S OPERATIONS 16 9 9 New &ouml; 9. TECHNOLOGICAL DEVELOPMENTS MAY DISRUPT THE MARKETS SERVED BY THE COMPANY AND REQUIRE STRATEGIC ADAPTATION BY THE ORGANISATION TO REMAIN COMPETITIVE AND RELEVANT 16 9 10 6 & 10 &uacute; 10. THE VALUE DERIVED FROM ACQUISITIONS MAY DEPART FROM THE ANTICIPATED LEVELS 12 9 1 Residual risk is the amount of risk that remains after the effectiveness of current internal controls is taken into account 2 New stand alone Group risk through aggregation of regional safety risks and consideration of the reputational impact For more information on these risks, see page 50 of this section. Sibanye-Stillwater risk matrix OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR – 47

Risk dynamics – movement in Group risk rankings In 2023 the residual risk ranking of the risks below had their risk ranking as part of the Top 10 Strategic Risks for the period. During the 2024 period, these risks were assessed and evaluated which resulted in their movement out of the top 10 strategic risks. They remain part of the top risks on our strategic threats and opportunities register. Appropriate mitigating controls remain in place ensuring that the risk exposure is well managed. Previous ranking (2023) Risk Explanation for decrease in residual risk 1 Energy availability The residual risk ranking on energy availability reduced for the 2024 financial year mainly due to effective mitigating strategies that have been implemented through the organisation. It remains one of the risks that have the potential to change in ranking especially in the South African region as there is still exposure to fluctuations in Eskom’s Energy Availability Factor (EAF) and the constant increases in energy costs. 4 Failure to enable resilient communities Our local communities remains one of our most important stakeholders. This risk once as stand alone risk addressing various issues of communities as a stakeholder, the risk has been consolidated to better capture all issues relating to communities as a stakeholder. The risk name in 2024 is “ The degree to which the company operates as an integral part of local communities may influence business effectiveness” with a risk ranking of 14 in the 2024 period. 5 Lack of technical and operating capability Ensuring that we have appropriately skilled and knowledgeable personnel within the organisation remains important. Appropriate mitigating strategies continue to be implemented for this exposure. The movement in ranking out of the top 10 was due to the environment exposures and the addition of new threats identified during the period. 7 Company resilience against catastrophes and pandemics The residual risk ranking for energy availability has decreased for the 2024 financial year, primarily due to the effective mitigation strategies that have been developed within the organisation. Additionally, there has been a reduction in the likelihood of such events occurring, apart from those major incidents tracked separately through other risk categories. However, energy availability remains a risk that could suddenly change in ranking. The Group continues to monitor both internal and external environments for any indicators of this potential shift. 8 Rate of technological change (In respect of current and future operations and energy solutions) Rate of technological change (in respect of current and future operations and energy solutions) remains a top strategic risk ranking 11 in 2024. Mitigating strategies remain in place to manage the risk exposure and ensure that we are kept abreast with all technological developments and requirements in our business. RISKS BY REGION ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Risk and opportunity management is integrated at all levels of the organisation ensuring appropriate tracking and mitigation by the responsible leaders, who have the relevant skills and knowledge to execute on strategies defined. In addition to our Group Strategic Risk Assessments we note at Group level the focus is on strategic threats and opportunities in line with our strategy. Regions support the Group strategy and their potential threats and opportunities could be both strategic and operational. Regional management teams meet at least twice a year to identify, measure, mitigate and monitor threats and opportunities that could from a regional perspective have an impact on the Group or Region to achieve objectives of the Group or Region. The 2024 top risks identified for each of the regions were: Risks applicable to all operations SA region US region EU region AUS region 1. Under delivery on operational plans 2. Continuous improvement in health and safety objectives 3. Security and cost of electricity supply 4. Inability to manage the costs of declining gold production profile 5. Water: Security of supply/ demand/quality 6. Execution of mine closure plans 7. Crime 8. Social unrest 9. Political environment in South Africa 1. Economic impacts 2. Failure to deliver on business plans (annual and long-term) 3. Labour/Skills shortage 4. Catastrophic mining or processing unit / refinery accident 5. Change in or non-compliance with environmental, mining regulations / operating regulations (or social licence) 6. Labor contract negotiations 7. Supply chain challenges 8. Failure to meet stakeholder expectations 9. Failure to realise value accretive growth, sub-optimal and failed acquisitions 10. IT systems 1. Safety incidents/accidents with sites in construction phase 2. Unfavourable commodity pricing 3. Delay and/or cost overrun in Keliber construction 4. Unsuccessful Keliber commissioning and/or ramp up 5. Unsuccessful delivery of the GalliCam project 6. Environmental Incidents 7. Social action from employees 8. Attraction and retention of required skills 9. Cyber Attack and IT risks 1. Inability to fund growth opportunities 2. Unfavourable commodity pricing and treatment charges 3. Failure to grow the region given short remaining life of mine of Century operation 4. Inability to attract and retain skilled staff 5. Adverse climate change, and changing weather patterns 6. Excessive dilution / poor economics of operation as end of operation approaches 7. IT systems and cybersecurity event 8. Regional cashflow management 9. Catastrophic infrastructure or asset failure 10. Century operation Estimated Rehabilitation Cost OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR – 48

OUTLOOK – SIGNIFICANT EMERGING RISKS AND TRENDS ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Emerging Group risks The emerging risks currently being closely monitored are: New acquisitions, joint ventures (JV) or associate investments This is about how we ensure that new acquisitions have good corporate governance and responsible citizenship that meets our expectations. It also addresses the risk of unrealised value due to strategic misalignment at JVs, associates or partnerships. This risk is managed through effective management oversight at CxO level over the integration of acquisitions into our operations, and our joint venture and other commercial interests. It relates to the strategies: Unique global portfolio of green metals and energy solutions that enable reversal of climate change; Maintaining a profitable business and optimising capital allocation; Sustainability embedded as the way we do business. We hold thorough audits (if necessary using third-party auditors) to assess compliance of newly acquired operations to our standards and values. Additionally, we take care to assess their skills, financial strength and reputation in the marketplace. Increasingly exacting Sustainability expectations Recently, the discourse surrounding ESG has shifted towards a strong anti-ESG sentiment in some jurisdictions, while in other countries, there is a subtle push for climate change and diversity initiatives. Navigating the complexity of ESG and sustainability compliance in this changing climate and against the backdrop of the regional divergence is becoming ever harder, particularly given that the Group operates in multiple territories in the context of a complex and multifaceted global political, regulatory and compliance environment. We are a sustainable company underpinned by goals of justice and equality and our actions are informed by our values. Thus, our controls for this risk are centred around our sustainability strategy. Further, we have position statements for key environmental areas (water, land, biodiversity, energy) and policy frameworks for priority areas. We also adhere to the ICMM, and the WGC responsible mining principles, which are assured (limited assurance) by external assurance providers. Our institutional structures are being improved to define exactly who is responsible for executing and reporting on which aspects. We are considering sustainability across the full value chain, including mergers and acquisitions, and closure. We are diversifying into recycling, across all our metals. We are developing a socioeconomic strategy (including social cohesion), as well as science-based targets and sustainability related LTIs. Value realisation through capital allocation External factors, most significantly sustained depressed PGM prices, are impacting on the Group’s profitability and cash generation. Proactive review of short term capital allocation and prudent financial management can assist in navigating these challenges, ensuring resilience through a depressed phase in the commodity cycles. The CFO owns this risk, which relates to our strategic essential, Maintaining a profitable business and optimising capital allocation, and our strategic differentiator, Unique global portfolio of green metals and energy solutions that enable reversal of climate change. Our financial decision-making is governed by best practice structures and mechanisms to manage liquidity and costs, with debt well planned for the long term, and costs planned and managed within clear limits (See Profitable business and capital allocation, page 75). During 2024, the Group accessed innovative non- debt financial instruments to reinforce the balance sheet. This involved accessing various sources of capital not commonly utilised in the SA mining industry. These instruments were carefully considered and implemented to maintain balance sheet integrity, enhance liquidity and manage risks through the cycle. Risk Explanation Our response OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR – 49

Top 10 Group strategic risks Group strategic risks are defined as those threats with the adverse impact on the Group’s ability to deliver on our three-dimensional strategy. The top 10 strategic risks are ranked based on their residual risk rating after the implementation of appropriate and effective mitigating controls. OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 1. CHANGING WEATHER PATTERNS MAY CAUSE ASSET DAMAGE AND BUSINESS INTERRUPTION Risk Response: Treat Ranking Movement from prior years: Ranking Increased MATERIAL MATTERS: M5, M6, M7, M8, M9 SUSTAINABILITY THEME AND PILLAR: Planet: Climate leadership Type of risk and strategic impact Underlying vulnerabilities and triggers RELATED STRATEGIC OBJECTIVE Achieving strategic essentials, particularly Prospering in every region in which we operate CAPITALS AFFECTED Natural, Manufactured BOARD OVERSIGHT COMMITTEES Risk Committee; Safety and Health Committee; Social, Ethics and Sustainability Committee. The Chief Sustainability Officer with support from Chief Regional Officers is ultimately responsible for this risk. 1. Assets exhibit different degrees of vulnerability depending on geo location and global warming scenarios (e.g. heat stresses, drought, etc.) 2. Older assets are not designed for withstanding some of the risk events 3. State of South African's national utility infrastructure 4. Low readiness of assets and communities to deal with extreme weather events 5. More erratic extreme events as a result of the warming climate 6. Changes and updates to the regulatory environment – promulgation of laws and regulations, including carbon pricing and climate financing, to combat global warming 7. Failure to implement relevant TCFD recommendations 8. Slow to adopt better technology that improves operational resilience 9. Tailings storage facilities (TSF)– Rainfall in excess of design, high risk TSFs in close proximity to communities Consequences Current control Planned control enhancement 1. Business interruption, financial loss, environmental and safety impact 2. Investment in asset resilience decisions made today, could be affected by weather variability associated with long-term climate change in the future 3. Impacted communities – health, infrastructure and livelihoods 4. Reduced investability, increased cost of capital and reputational damage 5. Capital and operational costs to build climate change resilience to changing weather patterns and extreme events 1. Building a climate change resilient business and operationalising the TCFD at all operations through risk management, finance and engineering interventions 2. Ensuring we have the necessary access to resources to limit business disruption (e.g. electricity, water, labour, etc.) 3. Climate change scenario analysis and the TCFD aligned Action Plans which include demand side energy management and diversified energy mix (Will be revisited and recalibrated every five years basis resilient plans will be adjusted accordingly), see the Climate Change supplement, www.sibanyestillwater.com/news-investors/ reports/annual and page 189. 4. Innovation through technology and automation for better efficiencies 5. TSF – GISTM alignment 6. TSF – rigorous surveillance programmes with internal (Tailings Engineering) independent review (EORs, ITRB) including management of risks to vulnerable doorstep communities 1. Develop and implement a Sibanye- Stillwater Climate resilience road map 2. Implementation of a Group Climate Change strategy and/or Decarbonisation Strategies 3. TCFD recommendations to be rolled out to regions for implementation 4. Aligning the vulnerability assessments with social obligations to promote the just transition 5. Developing a carbon offsets policy, implementing appropriate carbon trading schemes, investigate carbon storage – impact hard to abate emissions 6. Absolute emission reduction targets to be ratified by SBTi 7. Development of pipeline of decarbonisation projects and alternatives (e.g. creating project optionality, multiple sites, etc.) 8. Modelling tailings storage facilities climate change risks 9. Further enhancements to tailings storage facilities surveillance programmes through use of new technologies 10. Rollout of the water stewardship programme 11. TCFD represented in Short Term Incentives (STi) OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR – 50

OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 2.COMPROMISED BUSINESS AND OPERATIONS MANAGEMENT SYSTEMS Risk Response: Treat, Transfer and Tolerate Ranking Movement from prior years: Ranking Increased MATERIAL MATTERS: M12, M15 SUSTAINABILITY THEME AND PILLAR: Governance: Committed and accountable business Type of risk and strategic impact Underlying vulnerabilities and triggers RELATED STRATEGIC OBJECTIVE Instrumental in building pandemic- resilient ecosystems CAPITALS AFFECTED Human, Intellectual, Social & Relationship BOARD OVERSIGHT COMMITTEES Risk Committee; and Audit Committee. The Chief Financial Officer, with support from Chief Regional Officers, is ultimately responsible for this risk. 1. Information technology and operational technology systems dependencies and inter- dependencies 2. Risks associated with cloud-based computing 3. Increased global cyber crimes 4. Old or obsolete IT application systems and equipment 5. Reduced or no legacy system support from OEM's 6. Inadequate disaster recover capability 7. Unknown or unsupported systems installed on user's personal computers 8. Voluminous personal information stored within IT systems 9. Multiple systems added with acquisitions and time to integrate to Sibanye-Stillwater standards 10. Increasing global regulation relating to personal information and privacy protection 11. Digitalisation and process automation increasing exposure, ambiguity and dependence. 12. Security at home/Home Networks vulnerability – company ICT not in control of security 13. Negligence or lack of knowledge of systems users 14. Hardware/network sabotage Consequences Current control Planned control enhancement 1. Loss of information/data 2. Breach of confidential information 3. Extortion (Ransomware attacks) 4. Increased costs 5. Operational disruptions 6. Extended business interruptions 7. Health and safety risk to employees – failing/sabotage of infrastructure 8. Damaged reputation and/or image 9. Fines and/or legal expenses 10. Internal and external fraud 11. Reduced employee trust following a cyber breach, potentially undermining a range of employer initiatives 1. Extended detection and response (XDR) deployment 2. Firewalls with adequate rule sets 3. Internal and external security monitoring – Security operations centres 4. Multiple character passwords and where applicable two-factor authentication 5. Systems and security patching 6. Closed USB/external device ports 7. Quarterly penetration/vulnerability testing 8. Scheduled system backups 9. Disaster recovery system in place and regular testing 10. Incident response protocol 11. ICT Code of conduct, policies and procedures 12. Employee user education and awareness 13. Segregated networks 14. Critical hardware redundancy strategy 15. Investigation response 16. POPIA Compliance Monitoring Platform 17. ISO 27001 accreditation (Group and SA region) 1. ISO 27001 assessment and accreditation (Europe, Australia and US Regions) 2. Dedicated Security focus in ICT department 3. Business continuity management 4. Creating a zero-trust environment OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR – 51

OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 3. ECONOMIC CLIMATE AND OPERATIONAL PERFORMANCE MAY INFLUENCE THE STRENGTH OF THE BALANCE SHEET Risk Response: Treat and Tolerate Ranking Movement from prior years: New risk MATERIAL MATTERS: M1, M3 SUSTAINABILITY THEME AND PILLAR: Prosperity: Shared value and domestic prosperity Type of risk and strategic impact Underlying vulnerabilities and triggers RELATED STRATEGIC OBJECTIVE Instrumental in building pandemic- resilient ecosystems CAPITALS AFFECTED Financial BOARD OVERSIGHT COMMITTEES Risk Committee; and Audit Committee. The Chief Financial Officer, with support from Chief Regional Officers, is ultimately responsible for this risk. 1. Declining earnings profile (12-month trailing) 2. Unrealised value from acquisitions 3. US operations (cost profile exceeds revenue profile) 4. SA gold wage negotiations 5. Dependency on South Africa region 6. Volatile commodity prices 7. Under-delivery on production plan 8. Cost over-expenditure 9. Exchange rate fluctuations Consequences Current control Planned control enhancement 1. Covenant breaches 2. Rescue-type refinancing 3. Unable to progress strategy 1. Dynamic forecasting 2. Supportive relationship banks 3. Monthly and quarterly reviews 4. Anti-fragility through pre-pays and streams 1. Alternative non-debt financing / additional liquidity 2. Value realisation from current portfolio through project developments and partnerships OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 4. THE COMPANY’S GROWTH IN TARGETED COMMODITIES AND REGIONS MAY DEPART FROM INTENDED TRAJECTORY Risk response: Treat Ranking movement from prior years: Ranking increased MATERIAL MATTER: M1, M3 SUSTAINABILITY THEME AND PILLAR: Planet: Climate leadership Prosperity: Shared value and domestic prosperity Type of risk and strategic impact Underlying vulnerabilities and triggers RELATED STRATEGIC OBJECTIVE Instrumental in building pandemic- resilient ecosystems CAPITALS AFFECTED Intellectual, financial, manufactured, human BOARD OVERSIGHT COMMITTEES Risk Committee; Audit Committee; and Investment Committee. The Chief Executive Officer, with the support of the Chief Regional Officers, is ultimately responsible for this risk. 1. Competition high for green metals with unrealistic value expectations and strong balance sheets 2. Primary mining opportunities well advanced in the mine development cycle scarce 3. Downstream value chain deploying capital indiscriminately 4. Target metals dependent on evolution of battery technology 5. Commodity price volatility 6. Permitting and approval time frames for new mines 7. Global urgency to combat climate change from policy-makers and investors (enabler) 8. Scarce opportunities with excessive valuations inhibiting smart entry into battery metals 9. Market disruptions and geopolitical instability impacting funding Consequences Current control Planned control enhancement 1. Sub-optimal delivery on corporate purpose and vision 2. Window of opportunity missed to participate in the formation of regional battery ecosystems 3. Loss of stakeholder confidence in our ability to manage the pivot into battery metals 4. Risk of overpaying in cyclical industries and destroying value with an overextended balance sheet 5. Enhanced business portfolio robustness through diversification not realised 1. Strategic market intelligence supported by commodity champions 2. Comprehensive global opportunity identification network 3. Strategic presence in key target ecosystems for growth (Europe, North America and Australia) 4. Adaptive business development strategy catering for dynamic markets 5. Build through ecosystem partnerships where possible 6. Disciplined due diligence and decision- making process 7. Responsive and robust investment decision framework 8. Disciplined capital allocation framework 9. Prudent financial policies on leverage and liquidity 10. Capital project management framework 1. Formalised financial policy on targets for key financial metrics 2. Attract new talent to the Group 3. Adopt smart commercial and financial models for M&A activities 4. Strengthen Sibanye-Stillwater credit profile through operational delivery and geographical diversification 5. Improved ability to identify critical nodal points that provide leverage over the opportunities 6. Strengthen preferred partner status in target ecosystems 7. Strengthen green metal value chain integration 8. Deal structuring innovation accommodating balance sheet pressure 9. Intensify advancement of organic growth opportunities (uranium, feasibility studies) OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR – 52

OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 5. SHARED VALUE DELIVERY MAY FALL SHORT OF DESIRED LEVELS AS A RESULT OF PRESSURE ON THE PROFITABILITY OF OPERATIONS Risk Response: Treat Ranking movement from prior year: Ranking increased MATERIAL MATTERS: M1, M4, M10, M14 SUSTAINABILITY THEME AND PILLAR: Prosperity: Shared value and domestic prosperity Type of risk and strategic impacts Underlying vulnerabilities and triggers RELATED STRATEGIC OBJECTIVE Unique global portfolio of green metals and energy solutions that enable reversal of climate change CAPITALS AFFECTED Financial, Nature, Social and Relationship BOARD OVERSIGHT COMMITTEES Investment Committee; Audit Committee and Risk Committee. The Chief Sustainability Officer and Chief Regional Officers are ultimately responsible for this risk. 1. Lack of mining flexibility and technical complexity (e.g. seismicity) 2. Onerous regulatory environments 3. Unwieldy labour relations and regulations 4. Fragility of global supply chains 5. Global disruptions e.g. pandemic, war, supply chains etc. 6. Commodity price volatility – departure from planned prices and long-term expectations 7. Critical infrastructure unavailability 8. Global inflation beyond historical/forecasted levels 9. Production interruptions arising from safety incidents Consequences Current control Planned control enhancement 1. Loss of investor confidence 2. Reputational impact 3. Deterioration of stakeholder relationships 4. Difficulty delivering on community programmes 5. Inability to deliver on expectations for shared value creation 6. Negative impact on the sustainability of the business" 1. Social compacts to be aligned to business planning processes and annual reviews with stakeholders and business 2. Manage expectations of our stakeholders in terms of our contribution in social compact 3. Reliable and credible disclosure 4. Trust based social dialogue 1. Securing independence from unreliable public services in South Africa 2. Business taking leadership position in supporting enhanced public service delivery 3. Application of intelligent advances in the business 4. Instilling a strengthened culture of innovation 5. Embedding anti-fragility and pandemic resilience 6. Endemic trust and transparency 7. Communicating our shared value/impact across all stakeholders 8. Flexibility built into social compacts to account for the cyclical nature of our commodities OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 6.TRANSITIONAL RISKS DUE TO CLIMATE CHANGE IMPACT Risk Response: Treat Ranking movement from prior year: Ranking decreased MATERIAL MATTERS: M5, M6, M7, M8 SUSTAINABILITY THEME AND PILLAR: Planet: Climate leadership Type of risk and strategic impacts Underlying vulnerabilities and triggers RELATED STRATEGIC OBJECTIVE Unique global portfolio of green metals  and energy solutions that enable reversal of climate change CAPITALS AFFECTED Financial, Natural BOARD OVERSIGHT COMMITTEES Audit Committee; Social, Ethics and Sustainability Committee and Risk Committee. The Chief Sustainability Officer, with the support of the Chief Regional Officers, is ultimately responsible for this risk. 1. Uncertain political and regulatory environment may impact on our climate response programme 2. Change in technologies and fuel sources – changing or new commodity requirements 3. Market expectations around carbon product footprint 4. Reputational – Failure to act or perform will erode competitiveness 5. Decarbonisation technology availability and viability (e.g. green H2, low-profile BEVs); 6. Climate investments and the short to medium term cost of climate financing 7. South African national utility's ability to diversify (renewables) 8. Multi-national with operations in litigious jurisdictions Consequences Current control Planned control enhancement 1. Financial impact – Carbon pricing (region specific – tax versus ETS or hybrids) 2. Increased cost and reduced availability of materials (timber, cyanide, explosives, lime, cement, diesel and water etc.) 3. Anticipated carbon border taxes – increased costs to move product and supplies/equipment inward and outwards 4. Compromise the ability to meet the Group commitment to be carbon neutral by 2040 / eroded demand for products due to carbon intensity 5. Reduced investability, increased cost of capital and reputational damage 6. Litigation and reputational risk 1. Actively pursuing strategic opportunities in green metals, recycling and other energy related businesses that aid in the global low-carbon transition 2. Roadmap and action plans to carbon neutrality by 2040 3. Transparent disclosure on climate and nature (e.g. TCFD) 4. Climate change scenario analysis based on the latest IPCC reports and assessment of climate change risks and opportunities (revisited as necessary) 5. Committed to a climate change response programme including regular reviews and updates of climate risks and opportunities 1. Develop and implement a Sibanye-Stillwater Climate resilience road map 2. Development and implementation of a Group Climate Change strategy and/or Decarbonisation Strategies 3. TCFD scenario analyses to assist with the financial planning required to manage identified climate change risks and opportunities (both physical and transitional risks) 4. Developing a carbon offsets policy, implementing appropriate carbon trading schemes, investigate carbon storage – impact hard to abate emissions 5. Modelling tailings storage facilities climate change risks 6. Further enhancements to tailings storage facilities surveillance programmes through use of new technologies" OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR – 53

OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 7. HEALTH AND SAFETY PERFORMANCE MAY IMPAIR COMPANY BRAND Risk Response: Treat Ranking movement from prior year: Ranking unchanged MATERIAL MATTERS: M1, M2, M4, M10 SUSTAINABILITY THEME AND PILLAR: People: Value our people Type of risk and strategic impact Underlying vulnerabilities and triggers RELATED STRATEGIC OBJECTIVE Instrumental in building pandemic- resilient ecosystems CAPITALS AFFECTED Human, intellectual, social and relationship BOARD OVERSIGHT COMMITTEES Social, Ethics and Sustainability Committee; Risk Committee; Audit Committee; and Safety and Health Committee. The Chief Regional Officers are ultimately responsible for mitigating against this risk. 1. Significant deep level, labour intensive mining operations 2. Seismic activity in the gold operations 3. High social risk inherent in South African society 4. Organised labour resistant to change 5. Extensive use of contractors on new project builds 6. Inability to eliminate fatal incidents from our operations Consequences Current control Planned control enhancement 1. Negative impact on employee families. 2. Loss of stakeholder confidence and support in management 3. Production and financial loss due to regulatory stoppage and litigation 4. Loss of investor confidence 5. Negative impact on company share price 6. Inability to execute growth strategy 7. Safety lagging indicators worse than peer companies 1. Fatal Elimination Strategy 2. C-Suite high potential incident (HPI) Committee 3. Board Safety and Health Committee 4. External Independent advisors 5. Enhanced rock-engineering modelling techniques 6. Investment in new safe technologies 7. Group Minimum Standards 8. Zero Harm Framework 9. Continuous safety training for employees 10. Maintenance of safety certifications 11. Voluntary work stoppages 1. Culture change programme embedding Values based decision-making OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR – 54 Employees at the Sandouville nickel refinery in France

OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 8. GEOPOLITICAL DEVELOPMENTS MAY INFLUENCE THE RELIABILITY OF SUPPLY CHAINS (UPSTREAM AND DOWNSTREAM) THAT SERVE THE CORPORATION’S OPERATIONS Risk Response: Treat and Tolerate Ranking movement from prior year: New risk MATERIAL MATTER: M1, M12 SUSTAINABILITY THEME AND PILLAR: Governance: Committed and accountable business Type of risk and strategic impact Underlying vulnerabilities and triggers RELATED STRATEGIC OBJECTIVE Unique global portfolio of green metals and energy solutions that enable reversal of climate change CAPITALS AFFECTED Financial, manufactured BOARD OVERSIGHT COMMITTEES Investment Committee; Audit Committee and Risk Committee. The Chief Regional Officers are ultimately responsible for this risk. 1. Dependency on monopoly suppliers 2. Currency fluctuations increase pricing of commodities 3. Mergers and acquisitions reduce suppliers in the market resulting in reduced supplier base and impact on fair competition for pricing 4. Negative impact on suppliers value chain Consequences Current control Planned control enhancement 1. Reduced commodities, services and logistics supply 2. Cost of production increased as supply is reduced and pricing increases 1. Anti-fragility – reinforcing our position in ecosystems 2. Critical supply analysis with stock-holding and contingency arrangements 1. Intensification of strategic procurement 2. Business support to improving national transport and logistics in South Africa 3. Promotion of government measures to safeguard local supply of PGM's in the US 4. Strategies to build regionally coherent value chains for critical minerals 5. Review redundancy arrangements for critical supplies that could be affected by geopolitical tensions OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 9. TECHNOLOGICAL DEVELOPMENTS MAY DISRUPT THE MARKETS SERVED BY THE COMPANY AND REQUIRE STRATEGIC ADAPTATION BY THE ORGANISATION TO REMAIN COMPETITIVE AND RELEVANT Risk Response: Treat and Tolerate Ranking movement from prior year: Ranking increased MATERIAL MATTERS: M1, M12  SUSTAINABILITY THEME AND PILLAR: Prosperity: Shared value and domestic prosperity Type of risk and strategic impacts Underlying vulnerabilities and triggers RELATED STRATEGIC OBJECTIVE Recognised as a force for good CAPITALS AFFECTED Intellectual, financial BOARD OVERSIGHT COMMITTEES Audit Committee and Risk Committee. The Chief Technical and Innovation Officer is ultimately responsible for this risk. 1. Dependency on legacy industries, customers and sectors that are vulnerable to technological disruption 2. Rapid growth in the adoption of new technologies, such as electric vehicles or energy storage solutions 3. Changes in consumer behaviour 4. Supply chain disruptions or changes in global trade policy impacting market demands 5. Limited diversification and ability to adapt to changes in demand or new market opportunities Consequences Current control Planned control enhancement 1. Reduced demand and revenue and loss of market share 2. Obsolescence of products and processes resulting in stranded assets 3. Lack of investment/funding 4. Reputational damage and inability to attract and retain talent 1. Research capability (e.g. SFA Oxford) 2. Group green metals strategy 3. Bionic Cube – R&D/Market development fund 4. Product, market and technology innovation 1. Building a portfolio of secondary mining and recycling 2. Integrated strategic planning along the value chain OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR – 55

10. THE VALUE DERIVED FROM ACQUISITIONS MAY DEPART FROM THE ANTICIPATED LEVELS Risk Response: Treat Ranking movement from prior year: Ranking unchanged MATERIAL MATTER: M1,M2,M3 SUSTAINABILITY THEME AND PILLAR: Prosperity: Shared value and domestic prosperity Type of risk and strategic impacts Underlying vulnerabilities and triggers RELATED STRATEGIC OBJECTIVE Unique global portfolio of green metals and energy solutions that enable reversal of climate change CAPITALS AFFECTED Financial BOARD OVERSIGHT COMMITTEES Investment Committee; Audit Committee and Risk Committee. The Chief Technical and Innovation Officer is ultimately responsible for this risk. 1. Stakeholder opposition and interference 2. Loss of critical skills 3. Different requirements per jurisdictions (e.g. talent scarcity, conditions of employment, lobbying, etc.) 4. Legacy Issues and liabilities 5. Language and cultural barriers 6. Different technology requirements impacting operational effectiveness 7. Limitations in accessing information during due diligence process to support acquisition decisions OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL Consequences Current control Planned control enhancement 1. Reputational damage 2. Loss of stakeholder confidence 3. Diversification objectives not achieved 4. Leadership engagement compromised 5. Financial value destruction 1. Regional leadership structures 2. Strategic partnerships 3. Independent due diligence processes 4. Market intelligence 5. Robust acquisition approval with Investment Committee oversight 6. Integration capability and capacity 7. Detailed integration plans with supporting risk assessments 8. Close tracking and monitoring against integration plans by Integration Steering Committee 1. Enhanced technical due diligence by Group Technical 2. Strengthened Regional Stakeholder Management 3. Management of Group vulnerabilities during integration OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR – 56 Beatrix operation - 3 Shaft, SA gold operations

PURSUING OPPORTUNITIES While the primary focus of risk is often on the threats to the business and how these can be mitigated, it is equally important to recognise the opportunities that arise that can be capitalised on in pursuit of our Group Strategy. It is incumbent on leadership to seize opportunities and convert them into profits and value creation for our stakeholders, especially in a world where the only constant is change. Our anti-fragile leadership culture is rooted in a balanced view where opportunity management and threat mitigation take on similar importance. 1. Commodity applications and energy solutions to address climate change and the environment This theme is woven throughout the report and is addressed by our green metals strategy, which is to build a Unique global portfolio of green metals and energy solutions that enable reversal of climate change as a key strategic differentiator in our corporate strategy. While we expect vehicle electrification to advance, this may be at a slower pace than previously expected. Shortages of critical battery metals and other factors that impede adoption are likely to cap the rate of electrification of the global vehicle fleet with hybrid vehicles now projected to start fulfil a more significant role. There may also be a need for other decarbonisation alternatives such as synfuels extending the life of internal combustion engine vehicles in support of a low carbon economy, with major positive implication for PGM demand. We expect that an eventual decline in combustion engine vehicles will be compensated by tougher emissions standards, i.e., increased loadings compensating for decreasing volumes. High-capacity stationary batteries will be increasingly required in a renewable energy economy using a range of alternative technologies and mineral requirements. While lithium-ion is currently preferred for most bulk energy storage applications as it is well proven, it is not the ideal solution as other storage technologies have preferable characteristics in these applications. While green hydrogen is struggling to gain the expected traction due to uncompetitive costing, we expect the challenges will eventually be resolved with meaningful positive impact on demand for our metals as we move into the next decade. 2. The need for security of supply of critical minerals With geopolitical developments intensifying multipolarity in the world, the imperative for obtaining security of supply of critical minerals through regional value chains has become more pressing to dilute dominant positions that have been built up. This will be supported by legislation already passed to incentivise local production through all stages of the mineral value chain most significantly in North America and Europe and will be complemented by other political initiatives. Countries that have robust and dependable trade relationships stand to benefit substantially in developing their mineral sectors. In addition to providing stability to already established existing operations as strategic assets in those jurisdictions, there is significant political will to promote the formation of coherent regional supply chains from mining to manufacture of finished goods. Becoming a meaningful partner in the North American and European ecosystems continues to represent a compelling opportunity. 3. The imperative of resource stewardship and green production of scarce minerals The clean energy economy will require the use of a broader range of minerals in greater quantities, many of which are in relatively short supply. Not only will these minerals need to be produced with a lower carbon footprint to secure the desired reduction in global carbon emissions, they will need to be recovered for future use after their initial application is complete. For example, many countries are starting to legislate the recycling of automotive batteries to recover the green metals placing onerous duties on automotive manufacturers to ensure that this happens. Some manufacturing companies are starting to specify a preference for recycled metals in their supply chain policies, as it is recognised that this will avoid the need for carbon emissions associated with the mining, processing and refining of new metal that would otherwise be required. While primary mining will remain essential to satisfy growing demand for critical minerals, these developments are expected to impose a significant requirement for growth of recycling operations and secondary mining to reprocess mining waste from previous mining activities creating significant new business opportunities. We are already capitalising on this opportunity through the diversification already achieved though there is substantially greater untapped potential. 4. Strengthening the role of investment commodities in the global monetary system The role of gold as an investment commodity providing stability to the world’s financial systems continues to be demonstrated during periods of geopolitical turmoil despite the challenges from alternative digital financial instruments with limited or no solid backing for their value. Despite potential for a more prolonged higher interest rate environment due to imposition of more stringent trade measures, gold is likely to gain renewed emphasis as a preferred investment medium. Further, gold is a credible asset class that can be accredited under responsible mining standards, with the traceability to source that can be provided through the application of blockchain tokens. The World Gold Council’s work on Gold247TM to promote integrity, accessibility and fungibility through gold backed digital tokenisation is gaining momentum to invigorate gold by tapping into broader market opportunities. Our investment in Glint (a global gold-based payments platform) also capitalises on this opportunity with growing uptake of the offering. While traceability and ESG accreditation functionality may lag relative to stakeholder expectations for commodities with industrial applications, this is an increasingly important market imperative to realise gold’s opportunities as a favoured investment medium. Opportunity Considerations OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR – 57

5. Strategic partnership mechanism for building new business activities On the back of the successful partnership with DRDGOLD (a commercially smart environmental clean-up operator) that leverages our gold tailings storage facilities resources in South Africa, we are extending the model of strategic partnership into a number of other areas as an effective pathway to growth in new business areas. During 2024 we entered into two new partnerships with Neo Energy and Glencore Merafe that leverage this business model. This provides flexibility and optionality for us to become involved as a partner in newly emerging value chains that are under development to meet rapidly evolving market requirements with more managed risk exposure. We have also initiated collaborative market development exercises for critical commodities. This approach to business growth and diversification has substantial headroom. Our strategic partnership model to secure meaningful involvement in coherent value chains is an important element in our strategic differentiator to Build pandemic-resilient ecosystems. 6. Developing economies as an emerging source of critical minerals Developing economies continue to represent an attractive source of critical minerals for the developed world where the dominant demand is located. With an increasing requirement for surety of supply to support development of clean energy economies, contestation is growing between major world powers to partner with credible developing economies through minerals-based alliances. This represents a significant opportunity for minerals to become a powerful catalyst for socio-economic advancement of developing economies. The geopolitics that play out in a rapidly changing world order will be instrumental in defining new axes in an increasingly multipolar world. These dynamics are expected to present compelling opportunities for mining companies to secure favourable positioning in minerals projects as essential partners in realising the goals of the alliances that may be formulated. From a Sibanye- Stillwater perspective as a western facing company, we will be looking to cooperation with western economies. 7. Stakeholder sentiment and regulatory frameworks We have long recognised that most companies with good sustainability and ESG credentials are capable of performing better and delivering superior financial returns to their shareholders in addition to the superior shared value that they deliver to all stakeholders. This is particularly critical in mining that carries a reputation for being extractive and harmful to people and the planet. With recognition growing that strategic green minerals are critical in the efforts to tackle climate change and atmospheric pollution, stakeholder and regulatory attitudes are shifting accompanied by expectations from many quarters to uphold stringent standards for responsible mining. Through the consolidated mining standards initiative that is set to rationalise the mining standards landscape and secure broad stakeholder acceptance, there is opportunity to accelerate shifts in sentiment towards mining. For mining corporations that achieve higher levels of recognition under the standards framework, this will translate into fresh opportunities to grow their business activities and impact. 8. Becoming a digital-first organisation Intelligent advances continue to progress at a remarkable pace enabling substantial opportunities for changes in work practice that result in improved effectiveness and efficiency. We also continue to see rapid improvement in digital tools that augment human performance. Generative artificial intelligence continues to advance exponentially with its adoption offering significant benefits. Our strategy of digital enablement that supports pro-active decision-making to enhance safety, productivity, working environments and ESG compliance aims to keep up with the extreme pace at which digital technologies are developing through rapid and agile adoption. Our Inclusive, diverse and bionic strategic differentiator is a major opportunity to enable delivery of improved business effectiveness. Opportunity Considerations OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR – 58 Arial view of the Century TSF pumping station

HOW STRATEGY INTERFACES WITH RISKS AND OPPORTUNITIES Double ticks (aa) in this table represent primary linkages, with a single tick (a) representing secondary linkages Strategic differentiators Related strategic risk (see page 50) Related opportunity Recognised as a force for good a a aa a 1, 3, 7 Inclusive, diverse and bionic a 8 Building pandemic- resilient ecosystems aa aa a 2, 4, 5, 7 Unique global portfolio of  green metals and energy solutions that enable reversal of climate  change a a a aa a a 1, 2, 3, 4, 5, 6, 7 Risk 1: Changing weather patterns (climatic conditions and weather events) may cause asset damage and business interruptions Risk 2: Compromise d business and operations managemen t systems Risk 3: Economic climate and operational performance may influence the strength of the Balance Sheet Risk 4: The company's growth in targeted commodities and regions may depart from the intended trajectory Risk 5: Shared value delivery may fall short of desired levels as a result of pressure on the profitability of operations Risk 6: Transitional risks due to climate change impact Risk 7: Health and safety performance may impair company brand Risk 8: Geopolitical developmen ts may influence the reliability of supply chains (upstream and downstream) that serve the operations Risk 9: Technologic al developmen ts may disrupt the markets served by the company and require strategic adaptation to remain competitive and relevant. Risk 10: The value derived from acquisitions may depart from the anticipated levels Strategic essentials Related strategic risk (see page 50) Related opportunity Ensuring safety and wellbeing a a a 1, 7, 8 Prospering in every region in which we operate aa aa a a aa a a 4, 6,7 Achieving operational excellence and optimising long- term resource value a aa aa aa 4, 8 Maintaining a profitable business and optimising capital allocation a aa aa a aa aa 1, 4, 5 Sustainability embedded as the way we do business aa aa aa aa 1, 3, 7 1 Opportunity 1: Commodity applications and energy solutions to address climate change and the environment 2 Opportunity 2: The need for security of supply of critical minerals 3 Opportunity 3: The imperative of resource stewardship and green production of scarce minerals 4 Opportunity 4: Strengthening the role of investment commodities in the global monetary system 5 Opportunity 5: Strategic partnership mechanism for building new business activities 6 Opportunity 6: Africa as an emerging source of critical minerals 7 Opportunity 7: Stakeholder sentiment and regulatory frameworks 8 Opportunity 8: Becoming a digital-first organisation OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 59

ENGAGING WITH OUR STAKEHOLDERS WHAT WE DID IN 2024 SUCCESSES • Collaboration with the Department of Cooperative Governance and Traditional Affairs (COGTA) and Wits Business School on capacity building for traditional leaders and local government in SA region • Winning national SAB/ESG Africa award in recognition for embedding sustainability in the SA region • US government support to facilitate development of local supply of critical metals through IRA S45x credit CHALLENGES • Legacy trust deficit which hinders effective engagement and creation of shared value • SA region: Illegal occupation of mine land and vandalism and crime impacting made with infrastructure and economic programmes • SA region: Dysfunctional municipalities leading to poor basic service delivery OUR APPROACH TO STAKEHOLDERS –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Rooted in our values of care and respect, we work to establish and build the connectedness with our stakeholders to be able to understand and prioritise the needs and interests of all parties impacted by our.operations. Honest and transparent dialogue is key to building trust with local communities, governments, investors, and environmental groups, to ensure sustainable and socially responsible practices. Sibanye-Stillwater is committed to constructive stakeholder engagement, aiming for transparent communication of the Group’s strategy, performance and shared value creation to all stakeholders. Our business relies on securing a social licence in the regions where we operate and establishing trust. This requires social and political acceptance from stakeholders, ensuring they view us as a responsible economic partner fostering opportunity and stability. Building broad-based trust is essential, as its absence jeopardises our access to permits, talent, community support, and capital. To build trust, we strive to align our efforts with community needs and create mutual value. Our primary aim is to contribute to common development goals, promoting local economic growth and dynamism. Sibanye-Stillwater seeks to balance the needs of local communities with a stakeholder-inclusive approach. We maintain an open-door policy, addressing concerns proactively. We engage on material issues and have a grievance mechanism for raising concerns. Stakeholder perception studies gauge attitudes toward the Group. The canopy of our Umdoni tree represents our stakeholders The Umdoni tree symbolises our business ethos and our commitment To be a leader in superior shared value for all stakeholders: government (economic value), customers (quality products), suppliers (fair access), employees (better quality of life), labour (inclusive membership), communities (upliftment), shareholders (strong returns), and the environment (sustainability). For more on our iCARES values and Stakeholder engagement policy, see www.sibanyestillwater.com/ sustainability/reports-policies/ OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 60

Nature of relationship in 2024: Constructive I CORDIAL I Strained COMMUNITIES Related strategic differentiator Recognised as a force for good Related residual risks • Shared value may fall short of desired levels as a result of pressure on the profitability of operations • Geopolitical developments may influence the reliability of supply chains (upstream and downstream) that serve the corporation’s operations • Crime(SA region) • Social unrest from employees (SA and EU region) • Political environment in South Africa Related opportunities • Strategic partnerships mechanism for building new business activities • Commodity applications and energy solutions to address climate change and the environment SA region Nature of relationship in 2024: Constructive I CORDIAL I Strained Community pressure remains due to historical disparities, poor service delivery, poverty, and high unemployment. While protests directed at the company have decreased year on year, robust engagement continues around inclusive procurement and local recruitment. We engage with communities to manage social risks and provide value by: • Creating shared value based on their needs and in collaboration with them • Contributing to parallel economic programmes in preparation for post-mining ecosystems • Partnering with stakeholders in the interests of ecosystem vitality, whereby we create sustainable value over the long term US region Nature of relationship in 2024: CONSTRUCTIVE I Cordial I Strained We frequently engage with residents of Sweet Grass County, home to our East Boulder mine, and Stillwater County, home to our Stillwater mine. The Good Neighbor Agreement (GNA) is in place with environmental protection organisations, which holds us to high environmental standards. The GNA also serves for dispute resolution and stakeholder engagement. Local media engagement and media tour of Stillwater mine to keep communities informed about restructuring process. EU region Nature of relationship in 2024: CONSTRUCTIVE I Cordial I Strained Ongoing engagement with various actors to share its vision for operations as a leading battery metals platform in Europe. The assets in the EU region operates in areas of good social cohesion and low unemployment. Regular meetings are held with local stakeholders and the two sites are well integrated and accepted. We will continue to build fruitful partnerships with the governments and communities in Europe, noting the shared value we are creating in the region. AUS region Nature of relationship in 2024: CONSTRUCTIVE I Cordial I Strained Through the Gulf Communities Agreement the Century operation shares the benefits of mining with the traditional owners of the lands and waters impacted by the Century operation. Active engagements continue to implement the associated initiatives in a manner agreed with impacted communities. How we engage Issues that concern both parties in 2024 Our response and strategy to enhance the quality of our relationship Our primary methods of engagement are: • Meetings, dialogues and town hall engagements with stakeholders • Open days • Pitso – a Sotho word for traditional assembly or gathering (SA region) • Written communications (reports and letters) • A data-free engagement app • Local media • Industry events • GNA routine interactions • AUS region: Aboriginal Development Benefits Trust, Century Environment Committee, Century Liaison and Advisory Committee, and Century Employment and Training Committee SA region: Principle issues of concern remains lack of procurement opportunities, employment demands, (M10) illegal mining’s impact (M13) and air quality matters (M7). US region: Priority issues are restructuring (M1&M11), climate-related risks (M8&9), and environmental impact (M7). EU region: Priority issues relates to climate risks (M8&9), biodiversity (M7), economic contributions (M11) and licence to operate (M4) AUS region: Priority to implement training plan to enhance benefits to local Aboriginal people (M15) See detail on community grievances at the end of this section. Sustainability awareness and feedback is often included in community engagements. SA region: Comprehensive supplier development programme; dedication to building post-mining economies through socio-economic compacts; GBVF support; contribution to social infrastructure in support of municipalities; Marikana renewal US region: Engagement process; community giving team dedicated to charity and collaboration with Wheaton Precious Metals. EU region: Engage with schools, universities and industry event participation; at Keliber, a cooperation agreement with local vocational institute supports training and development. AUS region: Formal forum engagements are maintained with the Burke and Carpentaria Shire Councils, landowners and interested groups from the lower Gulf of Carpentaria. OUTLOOK Enhance engagements in the new jurisdictions of operations to co-create superior value for all stakeholders. • SA region: To continue to build trust by demonstrating our shared value, and by supporting constructive partnerships between government, business, labour, and doorstep communities • US region: The relationship with our US community stakeholders, as well as with the neighbouring landowners is constructive as we continue to be guided by the GNA • EU region: Enhance engagements in the new jurisdictions of operations to co-create superior value for all stakeholders • AUS region: Stakeholder engagement and community development initiatives at the Century operations continue; in parallel we are engaging with a wide range of local stakeholders to address the feasibility of recommencing mining at the Mt Lyell Copper Mine OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION ENGAGING WITH OUR STAKEHOLDERS continued IR – 61

Nature of relationship in 2024: CONSTRUCTIVE I Cordial I Strained EMPLOYEES AND ORGANISED LABOUR Related strategic essential and differentiator Ensuring safety and wellbeing; Recognised as a force for good; Inclusive, diverse and bionic Related residual risks • Compromised business and operational management systems • Shared value delivery may fall short of desired levels as a result of pressure on the profitability of the operations • Health and safety performance may impair company brand Opportunities • Becoming a digital-first organisation We engage with employees and unions in order to ensure they are adequately informed about the business and its strategy, and are engaged and involved. Sibanye-Stillwater employed 72,423 people at the end of 2024, with 88% of our total SA operations represented by four recognised unions. We foster multilateralism and tolerance and have recognition agreements in place. How we engage Issues that concern both parties in 2024 Our response and strategy to enhance the quality of our relationship The WeR1 mobile app is our digital platform for engaging with employees and communities. Further methods include: • Meetings (face-to-face and virtual) • Company briefs • Text messages • Podcasts • EVPs in operations provide quarterly employee updates; C-suite conduct strategic conversations to facilitate We engage with recognised trade unions through: • Formal meetings • Regional meetings, every quarter • Our US region also held a career fair in collaboration with the local chambers of commerce to assist employees subject to retrenchments Various options, formal and informal, are available to employees to raise concerns or to log a grievance. We encourage employees to speak up and express themselves, particularly if it relates to workplace safety. Also see Care for iMali: Taking care of personal finance fact sheet, www.sibanyestillwater.com/news- investors/reports/annual/ • Restructuring effecting employees and contractors (M1and M11) • Safety and health (promoting compliance and encouraging employees to speak up about unsafe conditions) (M2) • Talent management and core skills (a conducive work environment for encouraging career growth) (M15) • Diversity and inclusion (a welcoming environment for women; no discrimination) (M15) • Licence to operate (credibility as a compliant employer who cares) (M4) • Safety commitments to critical controls, critical life-saving behaviours and critical management routines (See Safe production, page 111) • EVPs in operations provide quarterly employee updates; C-suite conduct strategic conversations to facilitate • Regular consistent communication on various formats to ensure employees informed and engaged OUTLOOK Engagements with employees and organised labour are conducted in a spirit of our iCARES values. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION ENGAGING WITH OUR STAKEHOLDERS continued IR – 62

Nature of relationship in 2024: CONSTRUCTIVE I Cordial I Strained INVESTORS AND CAPITAL PROVIDERS Related strategic essential and differentiator Maintaining a profitable business and optimising capital allocation, Ensuring safety and wellbeing; Sustainability embedded as the way we do business, recognised as a Force for Good Related top residual risks • Compromised business and operational management systems • Economic climate and operational performance may influence the strength of the balance sheet • Geopolitical developments may influence the reliability of supply chains (upstream and downstream) that serve the corporations’s operations • Delivering against targets Opportunities • Need for security of supply of critical minerals • Strengthening the role of investment commodities in the global monetary system • The imperative of resource stewardship and green production of scarce minerals To ensure investor and analysts are appropriately informed and understand the business, the strategy and the investment case. Investors require sufficient and relevant information to guide informed investment decisions. By understanding the requirements of our investors and capital providers, we build trust and may improve our access to capital. In line with our public disclosures, relationships with investors and shareholders is constructive and transparent. How we engage Issues that concern both parties in 2024 Our response and strategy to enhance the quality of our relationships • Investor and analyst meetings: one-on-one and groups • Telephone and conference calls • Conferences • Formal, regular reporting • Company and regulatory announcements • Profitability and protecting the balance sheet during the downturn in PGM prices (M1) • Understanding the PGM markets and when a price recovery is likely (M11) • Allocating capital wisely and preserving cash (M3) • Safety and climate risks (M2, M8 and M9) • Concerns about the losses incurred at the Sandouville refinery (M1) • Investors receive regular updates relating to all material matters • Responsible management of Sibanye- Stillwater’s financial position to ensure we meet stakeholder expectations • Providing regular and clear detail on actions taken to protect and strengthen the balance sheet and optimise operational profitability OUTLOOK Neutral to positive. While largely dependent on metal prices, our restructuring and balance sheet reinforcement measures evident in the Y2024Y results and being acknowledged. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION ENGAGING WITH OUR STAKEHOLDERS continued IR – 63

Nature of relationship in 2024: Constructive I CORDIAL I Strained GOVERNMENT AND REGULATORS Related strategic essentials and differentiators Prospering in every region in which we operate; Ensuring safety and wellbeing; Building pandemic-resilient ecosystems Related risks • Economic climate and operational performance may influence the strength of the balance sheet • Shared value may fall short of desired levels as a result of pressure on the profitability of operations • Geopolitical developments may influence the reliability of supply chains (upstream and downstream) that serve the corporations operations Opportunities • Strategic partnership mechanism for building new business activities • Africa as an emerging source of critical minerals • Stakeholder sentiment and regulatory frameworks Sibanye-Stillwater fosters growth and development in the region through our investments. We contribute to the economy, create jobs, uplift low-income communities, provide training, and enhance infrastructure; all of which positions us as de facto partners with government in helping it achieve its developmental goals. We actively engage with various government entities, across the three levels of government (local, provincial, national), promoting pragmatic policy- making, the maintenance of law and order, and fair enforcement of regulations. Our engagement in our US region has achieved the US government’s support to facilitate development of local supply of critical metals through IRA S45x credit. Our permits are contingent on meeting various sustainability commitments and, for example, SLPs and Gulf Communities Agreement on which we engage government bodies. How we engage Issues that concern both parties in 2024 Our response and strategy to enhance the quality of our relationship • Monthly and quarterly meetings held with various government departments; ad hoc meetings when the need arises • Written reports • Through industry bodies such as the Minerals Council in South Africa and the National Mining Association in the US • Regulatory compliance (M4) • Delivery on SLPs (M4) • B-BBEE compliance (M4) • Policy coherence and pragmatism (M4) • Illegal mining and other law and order issues (M13) • National strategy for critical minerals (M11) • Detailed project plans with defined timelines  communicated to the DMPR • Continue to work with industry bodies and with government to solve regulatory challenges OUTLOOK In 2024, our engagements with authorities have resulted in a positive and encouraging response. We will maintain our efforts to engage with government at all levels – national, regional, and local. Our interactions in various regions continue to be fruitful, driven by a shared commitment to economic prosperity, effective policing, and the maintenance of law and order. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION ENGAGING WITH OUR STAKEHOLDERS continued IR – 64 UG2 Ore stockpiling, SA PGM operations

Nature of relationship in 2024: Constructive I CORDIAL I Strained SUPPLIERS AND CUSTOMERS Related strategic essentials and differentiators Achieving operational excellence and optimising long-term resource value Related risks • Geopolitical developments may influence the reliability of supply chains (upstream and downstream) that serve the corporation’s operations • Technology developments may disrupt the markets served by the company and require strategic adaptation by the organisation to remain competitive and relevant Opportunities • Commodity applications and energy solutions to address climate change and the environment • Strategic partnership mechanism for building new business activities We actively engage with suppliers and customers to ensure their commitment to meeting our sustainability standards amongst others the International Council on Mining and Metals, Initiative for Responsible Mining Assurance and the United Nations Sustainable Development Goals. The automotive industry, our main PGM customer category, is increasingly concerned about their value chain and the credentials of suppliers. Suppliers are also a factor in reporting scope 3 emissions. How we engage Issues that concern both parties in 2024 Our response and strategy to enhance the quality of our relationship • Frequent written and in-person engagements as required, as well as workshops for suppliers • Engage customers via our Marketing function • Annual customer surveys • Engagements with subject experts on topics such as emissions and community outreach • Engagements through membership organisations such as the International Platinum Association • Supplier days (including sustainability awareness supplier day) • Small, medium and micro enterprise training development initiatives • Transparency in the procurement process (M13) • Market intelligence and understanding trends (M1) • Complying with long-term supply agreements with customers (M1) • Increasing engagements on sustainability topics (including emissions) (M7) • Progressing responsible sourcing practices (M4) • The Coupa procurement system in the SA region improves tracking, cost control and compliance, streamlining supplier registration and helping smaller players join our supply chain. See People: Socioeconomic development, page 167 • We assist companies willing to pursue empowerment transactions to enhance their B-BBEE status • Two toll-free lines for reporting irregularities and misconduct; independently managed to ensure confidentiality OUTLOOK Responsible sourcing is a Group sustainability priority; we will continue to improve assurance in this area. Addressing stakeholder grievances Sibanye-Stillwater has a grievance procedure and a grievance register as part of our commitment to reducing negative impacts on stakeholders. This process allows for concerned parties to lodge complaints, questions or concerns about any issue related to sustainability. All reported incidents are recorded, investigated, and addressed appropriately, with outcomes communicated to complainants in a timely manner. In some cases, especially where issues are common, we share findings during stakeholder engagement forums. The procedure offers complainants recourse which includes mediation, facilitation and in cases where parties deadlock, legal action. All sustainability incidents that cause an impact on stakeholders are recorded and classified based on the severity of the impact. We adopt a cross-functional model to manage grievances. This multidisciplinary strategy enhances risk management and the effectiveness of controls. We evaluate the incidents, corrective actions, and preventive measures to mitigate unforeseen negative impacts, particularly concerning human rights. Awareness of our grievance reporting mechanisms is raised through social media monitoring, radio channels, and news letters. Grievances can be logged through self-reporting by employees, and various communication channels, including email, letters, as well as walking into Sibanye-Stillwater’s offices to register a complaint and phone calls. Our grievance and complaints mechanisms are based on Pillar 3 of the UN Guiding Principles on Business and Human Rights, which emphasises providing access to remedies for those affected by business-related human rights abuses. Additionally, our anonymous tip-off line is available for stakeholders to raise concerns regarding unethical behaviour or potential violations of our Code of ethics. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION ENGAGING WITH OUR STAKEHOLDERS continued IR – 65

In 2024, the SA region accounted for 137 community complaints/grievances (123 in 2023) relating to various categories, as outlined in the graph below; of which 109 were closed in 2024. Our US region also monitors grievances received and received 12 complaints (2023:13). Notably, for 2024, there were no adverse findings of human rights breaches by the Group. The EU region has a system in place, and one complaint was received and closed out and at our AUS region we had no community grievances during the period. Also see our Grievance procedure available, www.sibanyestillwater.com/sustainability/reports-policies/ US REGION: TOTAL NUMBER OF COMPLAINTS AND GRIEVANCES IN 2024 5 3 2 2 Traffic Noise Air Quality Other environmental issues SA REGION: TOTAL NUMBER OF COMPLAINTS AND GRIEVANCES IN 2024 38 27 10 26 19 5 9 12 Procurement (local SMMEs opportunities/tender process/complaints about non-local businesses) (2023: 16) Community development (2023: 12) Housing and infrastructure (2023: 3) Environmental issues (2023: 21) Recruitment opportunities (2023: 27) Cultural heritage and land (2023:10) Training and skills development (2023: 11) Safety issues (tailings and illegal mining) (2023: 4) Health and wellness (2023: 2) Transport and engineering (2023: 5) Legal related matters (2023: 12) COMPLAINTS AND GRIEVANCE PROCEDURE FLOW-CHART OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION ENGAGING WITH OUR STAKEHOLDERS continued IR – 66

HOW WE CREATE VALUE: OUR BUSINESS MODEL Our business model is a system that transforms inputs, through business activities into outputs and outcomes, creating shared value over the short, medium and long term. Aligned with the International &lt;IR&gt; Framework, we leverage the six capitals namely natural, financial, human, manufactured, social and relationship and intellectual to drive sustainable value creation for all stakeholders. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 67 At the heart of our value creation business model, sits the Umdoni tree. The leaves of our Umdoni tree represent all our stakeholders. These relationships that we rely on are nurtured through upholding our values – the roots of the tree, see our Strategy unpacked, page 42 THE VALUE CREATION PROCESS (references and links to relevant sections) RISKS AND OPPORTUNITIES (see page 45) STRATEGY AND RESOURCE ALLOCATION (See Chairman’s and CEO’s Review, page 13 and CFO’s Report, page 75) PERFORMANCE (Section 3, see page 74) OUTLOOK (See Strategic Differentiators, page 44, Operational Outlook, page 97, and Future focus summaries in each performance section) Value creation (preservation, diminution) over time, see Capital Trade-offs, page 71 MISSION AND VISION Material matters and factors in our external business environment impact on our ability to create and preserve value for our stakeholders (see page 3) FINANCIAL MANUFACTURED INTELLECTUAL HUMAN SOCIAL AND RELATIONSHIP NATURAL Page 68 Page 69 Page 69 Page 70 Grey elephants – aspects of relevance to our business activities (see page 33) Source: See https://integratedreportingsa.org/ircsa/wp-content/uploads/2017/05/13-12-08-THE-INTERNATIONAL-IR-FRAMEWORK-2-1.pdf (see page 34) (see page 34) MANUFACTURED INTELLECTUAL SOCIAL AND RELATIONSHIP FINANCIAL HUMAN NATURAL

INPUTS* Key resources and relationships needed for value creation NATURAL CAPITAL • Mineral Reserves: 2024 Mineral Reserves 57.1Moz (2023: 65.3Moz) • Land under management: 63,891ha in SA (2023: 63,891ha) 1,133ha in US (2023: 1,133ha) 496ha in Europe (2023: 483ha) 58,609ha in Australia (2023: 58,609ha) • Volume of rock extracted: PGM 37Mt (2023: 37.2Mt) gold 33.5Mt (2023: 31.9Mt) • Resources consumed: – 44,487Ml water (2023: 52,076Ml) – 6.2TWh electricity (2023: 6.8TWh) – 32,939kl diesel (2023: 41,993kl) FINANCIAL CAPITAL • Equity, debt and cash flow used to enhance other resource inputs • R22.5bn/US$1.2bn spent to sustain and grow the business (2023: R22.1bn/US$1.2bn) • Building meaningful relationships with downstream partners to meet their supply for critical commodities HUMAN CAPITAL • An empowered workforce totalling 72,423 permanent and contract employees across the Group (2023: 82,788) • R1bn invested at the SA region, US$2.4m (R44.3m) at the US region, €0.37m (R7.3m) at the EU region and A$0.2m (R2.1m) at the AUS region in training and skills development (2023: R1bn, US$3.6m (R66.3m), €0.2m (R4.3m) and A$0.2m (R2m)) • Fatal elimination strategy focused on critical controls, critical life saving behaviour and critical management routines • Group-wide iCARES values reignition programme underway MANUFACTURED CAPITAL • Mining rights and leases and monitoring of key regulatory areas • Operational infrastructure, associated infrastructure and equipment • Production costs 2024: R96bn/US$5bn (2023: R90bn/US$5bn) • Capital expenditure (growth projects) 2024: R10.8bn/US$591m (2023: R7bn/US$373m) • Expenditure on sustaining the business and ore reserve development 2024: R11.7bn/US$638m (2023: R15.2bn/ US$825m) SOCIAL AND RELATIONSHIP CAPITAL • Baseline of socioeconomic status of local communities in South Africa as input to post-mining planning • Partnerships with government on human settlements, and alternative economic programmes • Confidence from shareholders and investors • Capacity-building of local municipalities and traditional authorities • Responsible sourcing framework in place INTELLECTUAL CAPITAL • Optimised mining and processing processes underpinned by institutional knowledge, intellectual property, company culture, and operating systems • Skills and expertise required in being one of the world’s largest PGM producers • New acquisition grows the talent pool and introduces new skills for continuous learning * Inputs, as defined by the International &lt;IR&gt; Framework, are the key resources and relationships an organisation relies on to create value through the six capitals. Only inputs material to understanding the sustainability and effectiveness of the business model are considered. For more information on risks, see Managing our risks and opportunities within the external operating environment, page 45 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION HOW WE CREATE VALUE: OUR BUSINESS MODEL continued IR – 68

BUSINESS ACTIVITIES ACROSS OUR VALUE CHAIN OUTPUTS AND BY-PRODUCTS PRIMARY MINING / PROCESSING SECONDARY MINING / TAILINGS TREATMENT • Gold 574,387oz • Platinum 1,186,718oz • Palladium 877,730oz • Rhodium 165,636oz • Ruthenium 265,508oz • Iridium 63,986oz • Nickel 7,705 tonnes • Chrome 2,666,384 tonnes • Gold 161,365oz • Zinc (payable) 81,597 tonnes RECYCLING / URBAN MINING • Gold 107,680oz • Platinum 83,966oz • Palladium 252,142oz • Rhodium 24,571oz • Silver 1,660,299oz • Copper 2,590,335lbs • Industrial and e-scrap 4,690,801lbs OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION HOW WE CREATE VALUE: OUR BUSINESS MODEL continued IR – 69 72,423 employees incl. contractors R31.4 billion paid in salaries and benefits R2.7 billion invested in socioeconomic development and CSI R2.2 billion taxes and royalties1 R1 billion invested in training and development R28.7 billion spent on total discretionary procurement in South Africa The fruits of our Umdoni tree signify the shared value we create for our stakeholders (See Our shared value in numbers on page 271) 1 Taxes and royalties paid as per the consolidated statement of cash flows in the Group Annual financial report 2024 ACQUIRE AND MINE  ACQUIRE AND RETREAT/RECYCLE EXTRACT, PROCESS AND REFINE ENVIRONMENTALLY MANAGE AND REHABILITATE SALES AND MARKETING • Primary producer of platinum, palladium and rhodium and top- tier gold producer • Producer of iridium, ruthenium, nickel, chrome, copper and cobalt • Progress with the growth in the EU region • A leading US recycler of autocatalysts and precious metal bearing waste. • Own and operate the Century zinc tailings retreatment operation • Acquired Reldan, a recycling operation which reprocesses various precious metal bearing waste streams, including industrial and electronic scrap to green precious metals • The mining, recycling, refining and marketing of precious metals and base metals • Majority shareholder in DRDGOLD, a specialist in the recovery of residue metal from retreatment of surface tailings • Increased exposure to circular economy through our autocatalyst recycling facilities and our acquisition of Reldan in the US, and zinc retreatment facility in Australia • The unique combination of chemical and physical properties of PGMs, give them intrinsic value; PGMs have unique catalytic properties and high thermal resistance; they have important niche technology applications; iridium and ruthenium have higher-volume industrial and medical applications SOURCES OF COMPETITIVE ADVANTAGE • Geographic and product diversity; cash-generative assets • Mine-to-market PGM pipeline on two continents, including recycling • Strategic transactions and partnerships • Agile and adaptable leadership, with extensive experience

OUTCOMES* The material impacts of our activities on our key resources and relationships l Value created l Value preserved l Value eroded See supplementary information, Progressing the UN’s SDGs NATURAL CAPITAL l&#9;Total GHG emissions (scope 1 and 2): 6,345Mt CO2e (2023: 6.6305Mt CO2e) l&#9;Carbon intensity: 0.14t CO2e per tonne milled (2023: 0.14t CO2e per tonne) l&#9;R1.53m/US$0.1m carbon tax paid (2023: R1.91m/US$0.1m) l&#9;Two level 3 environmental incidents (2023: two level 3) l&#9;7,589Ml reduction in net water used (2023: 12,635Ml increase) l&#9;7,608 hectares disturbed by our mining activities (2023: 8,228 hectares) ALIGNING OUTCOMES WITH THE SUSTAINABILITY THEMES AND SDGs Planet  Secondary SDGs 1, 2, 6, 7, 9, 11 FINANCIAL CAPITAL l&#9;Revenue R112bn/US$6.1bn (2023: R114bn/US$6.2bn) l&#9;Net debt increased from R11.9bn/US$642m to (R23.4bn)/(US$1.3bn) l&#9;Headline earnings of R1.82bn/US$0.1bn (2023: R1.78bn/US$0.1bn) l&#9;Share price decreased by 40% to R14.98 per share at year-end (2023: 44% decrease to R24.90 per share) l&#9;Market capitalisation (28 Mar 2025) of R57.4bn/US$3.1bn (31 Mar 2024: R61.4bn/US$3.3bn) l&#9;No dividends paid for 2024 in line with the dividend policy (2023: R5.3bn/US$289m) Prosperity HUMAN CAPITAL l&#9;Tragically, there were five fatalities at the SA PGM, and three fatalities at the SA gold operations (2023: eleven). There were no fatalities at the US PGM operations l&#9;Recorded an overall decrease in the number of lost-time injuries to 607 (2023: 766) l&#9;R31.4bn/US$1.7bn paid in salaries and wages to employees (2023: R30.6bn/US$1.7bn) l&#9;Focus on gender diversity has increased: 18% of all employees are female (2023: 17.2%) l&#9;At our SA operations the TB rate per 1,000 employees reduced year-on-year from 3.78 to 3.38 People Secondary SDGs 1, 2, 3, 4, 8, 9, 10,11,17 MANUFACTURED CAPITAL l&#9;Construction of the Keliber lithium refinery, concentrator and Syv&auml;j&auml;rvi open pit mine underway with hot commissioning of the refinery expected during the first half of 2026 l&#9;Capital investment of c. R12-14bn funded through third-party power purchase agreements (PPAs) for renewable projects at SA operations; 407MW in construction, of which 267MW scheduled to achieve commercial operation in 2025 Prosperity Secondary SDGs 7, 9, SOCIAL AND RELATIONSHIP CAPITAL l&#9;R105.3bn/US$5.7bn in total economic value distributed (2023: R104.5bn/US$5.7bn) l&#9;Maintained the Good Neighbor Agreement l&#9;Invested R2.7 bn/US$146m on social and labour plans and CSI (2023: R2.6bn/US$142m) l&#9;Responsible and preferential local BEE procurement of R22.2bn (2023: R25bn) in South Africa l&#9;R2.2bn/US$122m paid in taxes and royalties (2023: R4.1bn/US$224m) l&#9;Robust relations with the governments in South Africa, US, AUS and EU People and prosperity Secondary SDGs 1,2, 4, 5, 9, 10, 11, INTELLECTUAL CAPITAL l&#9;Invested in developing and maintaining the Group’s mining processes, operating systems and company culture, including through our investments in skills development, research and development, and increasing digitalisation of processes across our operations l&#9;Invested R73.6m in innovation and technology (2023: R87.8m) l&#9;Supported 537 bursaries at tertiary level (2023: 580) (numbers inclusive of bursaries retained from previous year) Governance Secondary SDGs 9, 12 * Outcomes, as defined by the International &lt;IR&gt; Framework, are the internal and external effects of an organisation's activities on the six capitals. These include both positive outcomes, which create value, and negative outcomes, which erodes it. Identifying outcomes requires considering impacts beyond the organisation, including those across the value chain. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION HOW WE CREATE VALUE: OUR BUSINESS MODEL continued IR – 70

CAPITAL TRADE-OFFS: STRATEGIC MANAGEMENT FOR SHARED VALUE 1 A challenging commodity price environment required proactive initiatives to protect and strengthen the balance sheet, optimisation of loss-making operations and slower growth into green metals and energy solutions Links to: 2024 STRATEGIC ESSENTIAL: Maintaining a profitable business and optimising capital allocation 2024 STRATEGIC DIFFERENTIATOR: Unique global portfolio of green metals and energy solutions 2024 MATERIAL MATTERS: M1, M3, M4 SDGs IMPACTED: 8.2, 8.5, 7.3, 9.4, 17.13 • Weaker commodity prices impacted the profitability of the Group, prompting restructuring – The SA and US region underwent restructuring to reposition the operations for sustainability in a low price environment – The Group has reached agreement to terminate a key commercial supply contract to address the losses at the Sandouville nickel refinery • Proactive non-debt capital initiatives were initiated to protect and strengthen the balance sheet. These initiatives included a covenant uplift, currency hedging geared collar, gold and chrome prepays, refinancing of revolving credit facilities (RCF), green loan financing and streams • The proactive non-debt measures lowers the risk of higher leverage and improves liquidity, providing upfront funding of equity in nature, but could possibly concede a portion of future production/sales in a stronger price environment • Despite the low price environment the Group continued to invest in value accretive projects such as the Keliber lithium project and the K4 shaft at the SA PGM operations CAPITALS IMPACTED l Value created l Value preserved l Value eroded HUMAN CAPITAL  l&#9;When done proactively, human resources (jobs) will be preserved in future l&#9;Able to retain skills and improve efficiency by reallocating skilled human resources from loss-making operations to other operations l&#9;Improving the livelihoods of employees, contractors and suppliers who have been impacted by restructuring l&#9;Losing the skills and funds invested into upskilling employees when employees are retrenched FINANCIAL CAPITAL l&#9;Low commodity prices resulting in reduced profitability and/or losses l&#9;Able to finance the green metals projects through alternative financing mechanisms such as the €500 million green financing package for the Keliber lithium project l&#9;With cash preservation, the financial capital allocated to our green metals projects might be reduced SOCIAL AND RELATIONSHIP CAPITAL l&#9;Low morale in sections where rightsizing and cost reduction are required l&#9;Working together with trade unions, employees and stakeholders to find alternatives to retrenchments preserves and sometimes even builds relationships with job preservation as common outcome INTELLECTUAL CAPITAL l&#9;Losing the skills and funds invested into upskilling employees when employees are retrenched l&#9;May delay some non-core innovation projects as part of the cash preservation efforts, delaying creation of potential intellectual capital l&#9;Innovation projects increases safety and enables cost benefits, which in turn increases profitability MANUFACTURED CAPITAL l&#9;Slowing or stopping construction of some projects and merger and acquisitions l&#9;Advancing only the best and most strategic projects due to a disciplined approach OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 71 We acknowledge that the capitals are constantly created and eroded through daily decisions, leading to capital trade-offs. Below is a selection of key trade-offs that impacted our capital stocks, guided by our material matters, risk universe, and strategy. This list, though not exhaustive, shows how we link our capital components to long-term value creation. Each trade-off is connected to relevant strategic pillars, material matters, and SDGs. For more information, See our Group impact supplement, www.sibanyestillwater.com/ news-investors/reports/annual/ MATERIAL MATTERS (see page 3) M1 Profitability M2 Safety and health M3 Capital allocation and balance sheet strength M4 License to operate M5 Tailings storage facilities management M6 Water management M7 Nature (biodiversity) pollution and mine rehabilitation M8 Climate transition risk M9 Climate physical risk M10 Sociopolitical instability M11 Macroeconomic and geopolitical instability M12 Innovation, digital evolution and cyber exposure M13 Security, crime and extortion M14 Energy supply and security M15 Advancing core skills, inclusion and diverse talent Navigating capital trade-offs Value creation involves balancing trade-offs between the six capitals, as defined by the International &lt;IR&gt; Framework. Enhancing one capital may come at the expense of another, requiring strategic decisions to optimise long-term shared value for all stakeholders.

2 Our commitment to safe production and aspiration for Zero harm overrides meeting short-term production targets Links to: 2024 STRATEGIC ESSENTIAL: Ensuring safety and wellbeing 2024 MATERIAL MATTERS: M1, M2, M3, M12, M13 SDGs IMPACTED: 8.8, 3.8, 9.2 • Our commitment to maintaining a safe working environment and to delivering on our aspiration of Zero harm, underpins all our activities • Focus on leading indicators and risky behaviours means improved reporting and recording of high-potential injuries • Voluntary work stoppages are implemented when there are clearly identified risks, affirming our core principle of Zero harm over meeting production targets • Investment of financial capital and workforce time to secure health and safety improvement and management across all aspects of our operations CAPITALS IMPACTED l Value created l Value preserved l Value eroded HUMAN CAPITAL  l&#9;Time invested in safety training of staff l&#9;More effectively-trained workforce, with an embedded safety culture l&#9;Lowest serious injury frequency rate and total recordable injury frequency rate recorded for the 2024 year l&#9;Safeguarding the lives of our employees daily l&#9;Eight fatalities despite our efforts FINANCIAL CAPITAL l&#9;Costs incurred from capital invested in safety programmes, initiatives, and technologies l&#9;Reduced legal stoppages (e.g., Section 54s) as a result of improved safety sustains stable production l&#9;Reduced care and maintenance costs l&#9;Reduced legal liabilities and remedial costs SOCIAL AND RELATIONSHIP CAPITAL l&#9;Safe production in line with ICMM requirements l&#9;Promotion of self-stoppages of work in unsafe conditions; monthly average reached above 80% of reported stoppages by December 2024 l&#9;Life saving behaviour INTELLECTUAL CAPITAL l&#9;Technical capabilities and expertise, safety certification, Zero harm framework, deployment of new technology MANUFACTURED CAPITAL l&#9;Investment in new safe technologies l&#9;Investment in visualising of safety risks through communication technology 3 Protecting workers’ rights to a fair wage and upholding our social licence to operate, while ensuring the Group’s business viability in an increasingly competitive environment Links to: 2024 STRATEGIC DIFFERENTIATOR: Recognised as a force for good 2024 MATERIAL MATTERS: M1, M4, M10, M15 SDGs IMPACTED: 8.6, 10.4 • We uphold workers’ fundamental rights to freedom of association and collective bargaining and hold wage negotiations to agree fair remuneration and note that local laws also protect these rights • Fair wages and active engagement maintain productivity and social stability. Our wage dispute mechanisms minimise industrial action • Wages also constitute a large part of our costs and, therefore, to keep the Group competitive and profitable, we will make the case against unreasonable wage demands that threaten the viability of our operations • We’ve subsequently secured five-year wage agreements at our Rustenburg, Marikana, and Kroondal PGM operations and a one-year wage agreement at our SA gold operations supporting short to medium-term stability CAPITALS IMPACTED l Value created l Value preserved l Value eroded FINANCIAL CAPITAL l&#9;Periodic wage increases l&#9;Costs incurred from any productivity decline during industrial action l&#9;Longer-term viability ensured through trust-based negotiations that balance employee needs with the Group’s competitiveness SOCIAL AND RELATIONSHIP CAPITAL l&#9;Constructive relationships built with fair labour practices and frank engagement l&#9;Any failure to prevent industrial action results in unrest and increased distrust l&#9;Compliance with labour legislation HUMAN CAPITAL l&#9;Employment opportunities protected l&#9;Failure to reach resolution of wage negotiations l&#9;Lost operational time and loss of income when embarking on industrial action in the short term OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CAPITAL TRADE-OFFS: STRATEGIC MANAGEMENT FOR OPTIMUM VALUE CREATION continued IR – 72

4 Disrupting traditional ways of work to embrace our position as a digital-first organisation whilst mitigating cyber risks Links to: 2024 STRATEGIC DIFFERENTIATORS: Inclusive, diverse and bionic Building a pandemic-resilient ecosystem 2024 MATERIAL MATTERS: M2, M12, M13, M15 SDGs IMPACTED: 8.5, 9.2, 13.3,17.17 • By embracing digital-first we are making significant investments in new technologies, adopting modernised work systems, and supporting more flexible remote working patterns • Our drive to become a digital-first organisation is disrupting traditional ways of working, resulting in some potentially significant changes in terms of people, plant, and processes • Embracing digital transformation enhances efficiency and innovation, but it also increases exposure to cyber threats, requiring robust cybersecurity measures and continuous awareness training to mitigate risks CAPITALS IMPACTED l Value created l Value preserved l Value eroded FINANCIAL CAPITAL l&#9;Financial investment in technology, innovation and cybersecurity awareness initiatives l&#9;Delivering enhanced efficiencies and creating new market opportunities HUMAN CAPITAL  l&#9;Key benefits to employees: less commuting, facilitation of transnational teamwork, access to greater pool of global talent through remote working l&#9;Improved safety, productivity and working environment through new technologies l&#9;Skills retention and attraction owing to ease-of-work and remote opportunities l&#9;Potential job losses and changes to existing tasks as digital technology replaces existing work needs l&#9;Compulsory employee training in cybersecurity SOCIAL AND RELATIONSHIP CAPITAL l&#9;Possible erosion of in-person relationship building and personal connection l&#9;Potential to increase diversity and inclusion NATURAL CAPITAL l&#9;Environmental benefits through enhanced operational efficiencies and productivity l&#9;Environmental cost associated with e-scrap and emissions from energy-intensive data centres INTELLECTUAL CAPITAL l&#9;Investing in technologies, systems and processes l&#9;Sibanye-Stillwater iXS technology incubation and development initiative, data security and protection l&#9;Key capacity and capability constraints limiting digital transformation l&#9;WITS University Digimine partnership l&#9;Launched the #CyberSafe platform and partnered with a global cybersecurity company MANUFACTURED CAPITAL l&#9;Existing plant and equipment becomes obsolete l&#9;Commitment to continuous improvement and updates maintains digital infrastructure l&#9;Global supply chain shortage impacting the availability of technology OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION CAPITAL TRADE-OFFS: STRATEGIC MANAGEMENT FOR OPTIMUM VALUE CREATION continued IR – 73 SA gold operations - Driefontein Ya Rona D4 shaft

OUR PERFORMANCE Maintaining a profitable business and optimising capital allocation 75 Chief Financial Officer’s report 75 Achieving operational excellence and optimising long-term resource value 89 Delivering value from our operations 90 Mineral Resources and Mineral Reserves: a summary 98 Sustainability embedded as the way we do business 104 Social, Ethics and Sustainability Committee: Chair’s  report 104 Ensuring safety and wellbeing 111 Safe production 111 Health, wellbeing and occupational hygiene 123 Inclusive, diverse and bionic 133 Our people 134 People: Socioeconomic development 156 Innovation, digital and technology 174 Sustainability embedded as the way we do business Planet: Minimising our environmental impact 182 Governance in sustainability 210 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SIBANYE-STILLWATER COMBINED INTEGRATED REPORT 2024 74 Platinum is used in electronic components like hard drives and multi-layer ceramic capacitors.

CHIEF FINANCIAL OFFICER’S REPORT "With a well-staggered debt maturity ladder, and in a weak PGM price environment, we will focus on meeting production targets, capitalise on cost saving initiatives and responsibly preserve cash on our balance sheet." OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SIBANYE-STILLWATER COMBINED INTEGRATED REPORT 2024 75 Charl Keyter – Chief Financial Officer MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION

WHAT WE DID IN 2024 SUCCESSES Thf Maintaining a profitable business • Repositioned operations for sustainability in low price environment • SA gold operations entered into two gold hedges with ~55% of 2025 production hedged at a floor of R1.44 million/kg and cap of ~R1.82 million/kg, protecting the SA gold margin • Currency hedges entered into prior to SA national elections to protect operational cashflows from June 2024 to May 2025 at the SA PGM operations (US$60 million floor at R18/US$, US$120 million cap at R20.09/US$) Maintaining strong liquidity in line with our capital allocation framework • Entered into a US$500 million streaming agreement • SA gold operations entered into a R1.8 billion gold prepayment agreement with ~4% of 2025 production hedged at a floor of R1.35 million/kg and cap of ~R1.74 million/kg • Secured well-priced long-term €500 million Green loan funding for the Keliber lithium project • Obtained debt covenant uplifts net debt: adjusted EBITDA of 3.5x until 30 June 2025 and 3.0x until 31 December 2025 supporting improved availability of liquidity • Obtained shareholder approval for the US$500 million Convertible Bonds to be convertible in shares at the option of the bond holders, reducing debt Operational excellence • Group decarbonisation accelerated with fourth renewable energy project providing 140MW of wind energy, financed through a third-party power purchase agreement (PPA) which assists with capital preservation CHALLENGES • Earnings and cashflow mainly impacted by continued lower average PGM basket prices • Lower medium to long-term prices (PGM and nickel), operational constraints and above-inflation increases, resulted in an impairment of R9.2 billion (US$0.5 billion) across the Group • Incurred a loss for the year of R5.7 billion (US$0.3 billion) compared with R37.4 billion (US$2.0 billion) for 2023 • No dividend declared due to the Group incurring a normalised earnings loss, in line with dividend policy From a financial perspective, the entirety of our strategy applies, but with special emphasis on our strategic essentials: Prospering in every region in which we operate, Achieving operational excellence and optimising long-term resource value and Maintaining a profitable business and optimising capital allocation. The related material financial matters identified in our materiality determination process are Capital allocation and Profitability. Governance of our financial performance and reporting is overseen and monitored by the Audit Committee, on behalf of the Board. (See Corporate governance) 2024 – A BRIEF OVERVIEW –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– During 2024, we had to operate against a backdrop of continued lower average PGM basket and higher gold prices as investors sought refuge in a safe-haven amid global economic uncertainty. At our US PGM recycling business volumes of spent autocatalysts were affected by lower consumer demand for new vehicles as a result of high interest rates, while South Africa was impacted by localised operational challenges at Siphumelele and Beatrix 3 shaft. Century zinc retreatment operation was affected by severe weather and Sandouville nickel refinery was affected by constrained production and lower nickel carbonate demand. The higher average gold price during 2024 resulted in higher revenue and adjusted EBITDA at our managed SA gold operations. The net result was revenue earned for 2024 of R112.1 billion (US$6.1 billion), compared to R113.7 billion (US$6.2 billion) for 2023. On 21 August 2024, we concluded a €500 million green loan financing facility (Green loan) for the Keliber lithium project, with a variable interest rate linked to EURIBOR, a competitive margin and an amortising repayment profile tied to the projected project’s cash flows which ultimately matures between 7 to 8 years. To date we have spent approximately R8.7 billion (€438 million) on the Keliber lithium project. Despite operating in a challenging lower commodity price environment, with the exception of gold and zinc during 2024, we have maintained our cash reserves which at year end were R16.0 billion ($1.4 billion). In line with Sibanye-Stillwater’s dividend policy and its Capital allocation framework, the Board resolved not to declare a dividend for 2024. Net debt to adjusted EBITDA ended at 1.79x for 2024 (2023: 0.58x), well below our required covenants. The continued lower average PGM basket prices impacted both adjusted EBITDA and free cash flow and contributed to the deterioration in net debt to adjusted EBITDA in 2024. During December 2024, the Group entered into a US$500 million streaming agreement with Franco-Nevada corporation which secured a US$500 million upfront cash. This allowed the Group to raise non-debt capital by primarily streaming gold, a minor component of the basket of metals produced from our SA PGM operations and a marginal and finite amount of platinum. Including the US$ 500 million Stream proceeds, on a pro-forma basis, would have resulted in Net debt to adjusted EBITDA at 1.08x for 2024. Revenue for 2024 decreased marginally by 1%, mainly due to ongoing lower PGM prices, but partially offset by increased revenue at both the SA gold operations and the Century zinc retreatment operation due to higher gold and zinc in concentrate prices, respectively, and the acquisition of the Reldan operations effective 15 March 2024. Despite above-inflation increases in almost all input costs, cost of sales before amortisation and depreciation increased by only 5%. Group adjusted EBITDA for 2024 decreased by 36% or R7.5 billion (US$0.4 billion) to R13.1 billion (US$0.7 billion). The Group ended with a loss for the year of R5.7 billion (US$0.3 billion) an 85% improvement compared to 2023, after raising non-cash impairments of R9.2 billion (US$0.5 billion) for 2024, and normalised earnings1 loss of R1.5 billion (US$0.1 billion). 1 Normalised earnings is not calculated in accordance with IFRS Accounting Standards. See – Annual financial report – Management’s discussion and analysis of the financial statements – Non-IFRS Measures on page AFR-40 for more information on the metrics presented by Sibanye-Stillwater OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR – 76

Percentage of revenue per segment by geographical location of customers purchasing from Group operations Gold 2024 36% 64% SA UK Gold 2023 44% 56% SA UK US and SA PGM 2024 15% 23% 41% 21% SA UK USA Other US and SA PGM 2023 14% 22% 46% 18% SA UK USA Other Nickel refining 2024 3% 3% 71% 6% 17% USA France Luxembourg Germany Other Nickel refining 2023 7% 21% 5% 14% 9% 28% 16% Belgium UK USA Luxembourg France Germany Other Zinc retreatment 2024 35% 37% 12% 16% Singapore Switzerland China Other Zinc retreatment 2023 37% 40% 9% 14% Singapore Switzerland China Other 28% 9% 9%29% 18% 7% Canada Switzerland Italy USA Germany Other OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR – 77 Southern African region European region Australian region E-scrap recycling (US) Southern African and American regions

At 31 December 2024, the Group was in a net debt position1 of R23.4 billion (US$1.2 billion) compared to a net debt position of R11.9 billion (US$0.6 billion) at the end of 2023. In line with this, the net debt: adjusted EBITDA ratio increased from 0.58 in 2023 to 1.79 by 2024; a deterioration but better than expected and well within the covenant threshold of 3.5x. Adjusted free cash flow2 for 2024 was negative R13.4 billion (US$0.7 billion), compared to R10.6 billion (US$572 million) in 2023. 1 Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument. Net debt excludes cash of Burnstone 2 Adjusted free cash flow is defined as cash flows from operating activities before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment. Management considers adjusted free cash flow to be an indicator of cash available for repaying debt, other investing activities, and paying dividends OUR MOST NOTABLE FINANCIAL MATTERS –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Liquidity At year-end 2024 the Group had committed undrawn debt facilities of R26.7 billion (US$1.4 billion), compared to R20.8 billion (US$1.1 billion) in 2023, uncommitted undrawn debt facilities of R2.9 billion (US$0.2 billion), compared to R3.3 billion (US$0.2 billion) in 2023and available cash and cash equivalents of R16.0 billion (US$0.9 billion) compared to R25.6 billion (US$1.4 billion) in 2023, contributing to the available cash and undrawn debt liquidity buffer of R45.6 billion (US$2.4 billion), compared to R49.7 billion (US$2.7 billion) in 2023. This excluded the US$500 million stream cash, which was received by the end of February 2025. At year-end 2024, the Group’s total assets exceeded its total liabilities by R48.3 billion (US$2.6 billion), compared to R51.6 billion (US$2.8 billion) in 2023. On 21 August 2024, the Group concluded the refinancing of the R5.5 billion revolving credit facility (RCF). The new facility is a R6.5 billion RCF with a term of three years, with two optional one-year extensions from the maturity date of the facility. During December 2024, Sibanye-Stillwater entered into a US$500 million streaming agreement with the Franco-Nevada corporation,which secured a US$500 million upfront payment that further enhances the Group’s capital structure, improves balance sheet headroom and liquidity placing the Group in a secure and sustainable financial position. In line with the Group’s Commodity price hedging policy and to safeguard the viability of its higher-cost gold operations, on 4 November 2024 and 9 December 2024, respectively, Sibanye Gold Proprietary Limited (SGL) concluded two gold hedge agreements, which commenced on 1 December 2024 and 1 January 2025, respectively. The agreements are also structured using monthly average prices, requiring the delivery of 182,000 and 168,000 ounces of gold over 12 months, respectively. The agreements have a zero cost collar which establishes a floor of R1.45 million/kg for both agreements and caps of R1.88 million/kg and R1.75 million/kg, respectively. During the year, the Group entered into a wind energy power purchase agreements , providing a total of 140MW clean energy which is expected to reach commercial operation in quarter 4 of 2026. This projects will provide approximately 9% of our SA electricity requirements and enable the Group to reduce its scope 2 emissions. These projects will be funded, built and operated by a project consortium, positively contributing to preserving the Group’s liquidity. Credit ratings The Group received revised downward credit ratings from Moody’s in May 2024, as tabled below: Credit rating agency Previous Current Most recent ratings change Fitch BB stable outlook BB negative outlook February 2024 Moody's Ba2 positive outlook Ba2 negative outlook May 2024 S&P Global BB BB - December 2023 Moody’s and Fitch downgraded the Group’s rating to negative outlook. The ratings reflects a combination of factors including the company’s ambitious growth strategy with large debt-financed investments in a battery metal project and a sizeable acquisition of a PGM recycling asset amid the weak PGM prices undermining EBITDA and cash flow generation, the high-cost profile of its gold operations consisting of mature deep-level mines and operational risks that have materialised in a number of incidents at the company’s mines over the past several years leading to operational disruptions and the company's exposure to macroeconomic, business, social, political and regulatory risks in South Africa, which constrain its rating at the level not more than one notch above that of South Africa's sovereign rating. A change in credit rating, however, has been expected given the uncertain market outlook on PGM prices. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR – 78 Century pit TSF, Australia

PROACTIVE BALANCE SHEET MEASURES During the year the Group continued to proactively respond to the expected low economic environment, by: • Repositioned operations for sustainability in low-price environment • Optimised profitability and protected the balance sheet • Reinforced Balance sheet strength by accessing non-debt capital, as illustrated in the table below: Funding Value Covenant uplift ~R13 billion (US$692 million)1 benefit2 Currency hedging geared collar US$35 million – US$ 70 million (R18.00/US$ / R20.09/US$) US$25 million – US$50 million (R18.00/US$ / R20.09/US$) Gold prepay Minimum R1.8 billion (US$96 million)1 RCF refinanced and increased Upsized from R5.5 billion to R6.5 billion6 Keliber green loan €500 million (R9.8 billion)1 Stream US$500 million (R9.4 billion)1, 4 Chrome prepay US$50 million (R938 million)1,5 Total Balance sheet reinforcement to date ~R35.8 billion (~US$1.9 billion)1,3 1. Using the closing rate for 2024 of R18.76/US$ and R19.53/€ 2. Assuming annual adjusted EBITDA of ~R13 billion (H1 2024 annualised), the covenant uplift to 3.5x provides additional net debt headroom of ~R13 billion 3. The total includes the covenant uplift (~R13 billion/US$705 million), the prepay (minimum of R1.8 billion/US$96 million), the refinancing of the Rand RCF (R500 million/US$27 million) and the green loan (R9.8 billion/US$521 million). The total excludes the currency hedging geared collar as the benefit will be derived at an exchange rate higher than R20/US$ 4. Sibanye-Stillwater secured US$500 million (R9.4 billion) streaming agreement with Franco-Nevada on 19 December 2024, cash received by February 2025 5. On 1 December 2024, Sibanye-Stillwater concluded a chrome prepayment arrangement whereby the Group received a cash prepayment of US$50 million (R938 million) against delivery of chrome concentrate. Monthly deliveries of between 40,000 tonnes and 70,000 tonnes of chrome concentrate will be made until the prepaid amount (including interest) is settled in full. Full ruling spot prices are received for the chrome concentrate, with the prepayment outstanding amortising on pre-agreed criteria over the period. Deferred revenue amounting to R172 million was recognised as revenue for the 18 months ended 31 December 2024 6. On 6 December 2024, following the RCF’s initial execution, the Bank of China, a prior funder, acceded to the ZAR RCF and increased the available facility by R500 million (US$26.6 million) For 2025, planned project capital for K4 is R0.8 billion (US$44 million) and Keliber lithium project is R4.3 billion (€215 million). Total capital expenditure for 2025, is estimated at approximately R20.5 billion (US$1.1 billion) at a planned exchange rate of R18/US$. Dividends Our Dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. For 2024, the Group incurred a normalised loss of R1.5 billion (US$80 million), compared to normalised earnings of R1.8 billion (US$95 million) for 2023. In line with Sibanye-Stillwater’s dividend policy and its Capital allocation framework, the Board resolved not to declare a dividend for the year ended 31 December 2024 (2023: 53 SA cents per share). Cost-saving initiatives In light of the expected volatile operating environment, with macroeconomic and geopolitical uncertainty persisting, and the continued lower average PGM basket prices, we have already taken proactive and decisive actions, which tangibly address financial losses and better position the business for future sustainability. These actions included the further repositioning of US PGM operations by deferring production growth, the deferral of capital investment in Burnstone project and the restructuring at our SA region operations. The restructuring at the SA region resulted in the closure of end-of-life shafts and plants including Beatrix 4 shaft, Kloof 4 shaft, Kloof 2 plant, Simunye shaft (Kroondal) and 4 Belt shaft (Marikana) and the restructuring of loss-making shafts which included Siphumelele (Rustenburg), Rowland (Marikana) and Beatrix 1 shafts which also necessitated the consequential right-sizing of the SA regional services. In addition, Beatrix 1 shaft will continue operating as long as it does not incur a net losses on an average trailing three-month basis. Inflation pressures The South African Reserve Bank (SARB) has a monetary inflation target range of 3% to 6%. The SARB’s Monetary Policy Committee forecasted the headline Consumer Price Index (CPI) for 2024 at 4.6%, 2025 at 4.5% and 4.5% for 2026. For South Africa, the headline CPI was an average of 4.7% up to October 2024. South Africa continued to be affected by higher inflation rates, coupled with a weaker rand, resulting in higher prices for imported goods which led to above- inflation cost increases on essential input costs which include electricity, diesel, reagents and steel costs. In the United States, the Federal Open Market Committee (“FOMC”) at its September 2024 meeting discussed its outlook on US inflation and indicated that it seeks to achieve maximum employment and inflation at 2% over the longer run. The IMF forecasts the US 5 year inflation at 2.1% (2023: 2.1%), which reflects the policy of the FOMC. The CPI up to October 2024 was at 3%. The French central bank, forecast that inflation would average 2.5% in 2024, nearing the European Central Bank’s 2% target towards the end of 2024. The IMF forecast the French 5-͏year inflation at 1.8% and 2% for Finland. The Reserve Bank of Australia forecast inflation to decline to 3.1% by December 2024, returning to the target range of 2% to 3% in 2025, and to the midpoint in 2026. The IMF forecast the Australian 5 years inflation at 2.5%. Above-inflation increases put pressure on the Group’s profitability and Sibanye-Stillwater strives to limit above-inflation cost increases to ensuring the sustainability of operations. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR – 79

SUMMARY OF THE ANNUAL FINANCIAL STATEMENTS –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Our PGM operations were significantly impacted by the continued lower PGM basket prices, while our Sandouville nickel refinery faced continued pressure with the structural shift in nickel prices which continued during 2024. The Century zinc retreatment operation benefited from a combination of higher zinc in concentrate prices and record low treatment charges. Our gold operations benefited from higher gold prices as the gold price continued its strong uptrend and achieved record highs. The Group proactively restructured it US PGM and its SA region, including the SA regional services function due to lower realised PGM prices. In light of these challenges, the Group focused on capital preservation opportunities which for example, included placing the Burnstone project on care and maintenance and proactively implemented various balance sheet reinforcement measures, whilst maintaining liquidity which ensures that the Group is able to execute on its planned capital commitments for 2025. Group financial performance Revenue Group revenue for 2024 decreased by 1% to R112.1 billion (US$6.1 billion) mainly due to continued lower average US$ PGM basket prices realised during 2024, partially offset by increased revenue at both the SA gold operations and the Century zinc retreatment operation due to higher gold and zinc in concentrate prices, respectively, and the acquisition of the Reldan operations effective March 2024. Cost of sales Group cost of sales, before amortisation and depreciation, increased from R89.8 billion (US$4.9 billion) in 2023 to R96.4 billion (US$5.3 billion) in 2024. The acquisition of Reldan and Anglo American Platinum Limited's (AAPL) 50% share of the Kroondal PSA operations were the primary reasons for the 7% increase in Group cost of sales before amortisation and depreciation, partially offset by lower average PGM basket prices affecting the cost of purchasing recycling material and third-party PoC at the US PGM Recycling and Marikana operations (SA PGM), respectively. Loss before royalties, carbon tax and tax Group loss before royalties, carbon tax and tax decreased by 91% or R35.1 billion (US$1.9 billion) to R3.7 billion (US$0.2 billion), which is mainly attributable to the decrease in impairment loss recognised of R38.3 billion in 2024 (R2.1 billion). Adjusted EBITDA Group Adjusted EBITDA of R13.1 billion (US$0.7 billion) in 2024 decreased by 36% from R20.6 billion (US$1.1 billion) in 2023. Adjusted EBITDA from the US PGM underground operations decreased by 116% to R0.1 billion (US$9 million) mainly due to continued lower 2E PGM basket prices. For the US PGM recycling operations adjusted EBITDA decreased by 46% to 0.3 billion (US$17 million) mainly due to lower 3E PGM basket prices. The US Reldan operations generated adjusted EBITDA of R0.3 billion (US$15 million). Adjusted EBITDA for the SA PGM operations decreased by 58% to R7.4 billion (US$0.4 billion) due to continued lower 4E PGM basket prices. Adjusted EBITDA at the SA gold operations increased by 66% to R5.8 billion (US$0.3 billion) in 2024, mainly due to a 22% increase in the rand gold price. Negative adjusted EBITDA from the Sandouville nickel refinery decreased by 46% to negative R0.7 billion (US$41 million), mainly due to 13% higher volumes. Adjusted EBITDA at the Century zinc retreatment operation increased by 325% to R0.6 billion (US$34 million) due to a 54% higher average equivalent zinc concentrate price. Cost of production The All-in sustaining cost (AISC) at the US PGM operations decreased by 27% to US$1,367/2Eoz in 2024 primarily due to reduced ore reserve development (ORD) and reduced sustaining capital expenditure arising from repositioning the US PGM operations for lower PGM prices, by deferring production growth and maintaining lower levels of production. Despite disciplined cost containment measures, the AISC at the SA PGM operations of R21,848/4Eoz (including third-party PoC) increased by 8% from R20,286/4Eoz due to above inflation increases in costs of labour, electricity and imported spares and 4% higher production volumes. The AISC at the SA gold operations increased by 11% to R1,251,810/kg in 2024 and was mainly due to 13% lower production volumes arising from the disruptions at the Kloof operation and at Beatrix 3 shaft and above average inflationary increases in electricity, support and consumables costs. At Sandouville, production costs were well controlled with nickel equivalent AISC for 2024 of R449,644/tNi, 31% lower year-on-year. This was driven by lower feedstock prices linked to the price of nickel, lower variable costs (reagents, energy including electricity and gas) and 30% lower sustaining capital to R0.2 billion (US$9 million) as a result of lower replacement costs due to the closure of current production lines in H1 2025. The Century zinc retreatment operation AISC of US$42,446/tZn for 2024 was 17% higher than 2023 levels as a result of 66% higher royalties and sustaining capital which was 64% higher at R0.2 billion (US$10 million) of which R0.1 billion (US$4 million) related to the bushfire recovery costs, partially offset by by-product credits which increased by 75% to R0.2 billion (US$12 million) as a result of the higher prices of silver and increased sales. See Chairman and CEO’s review, page 13 for more on operational performance. Capital expenditure In 2024, Sibanye-Stillwater’s total capital expenditure was 4% lower at R21.6 billion (US$1.2 billion) (2023: R22.4 billion or US$1.2 billion). The capital spend in 2024 was mainly due to the project capital expenditure, on the K4 project (SA PGM operations) and Keliber, as well as Ore Reserve Development and sustaining capital expenditure. These investments will contribute towards the future operational sustainability of the Group and deliver significant economic value to all stakeholders over the long term. Capital expenditure at the US PGM operations for 2024 was R2.8 billion (US$0.2 billion) compared to R6.8 billion (US$0.4 billion) for 2023, at the SA PGM operations for 2024 was R5.8 billion (US$0.3 billion) compared to R5.6 billion (US$0.3 billion) in 2023, at the managed SA gold operations for 2024 was R3.9 billion (US$0.2 billion) compared to R5.4 billion (US$0.3 billion) in 2023. At the Sandouville refinery capital expenditure for 2024 was R0.2 billion (US$9 million) compared to R0.2 billion (US$13 million) in 2023 and on the Keliber lithium project capital expenditure was R6.2 billion (US$0.3 billion) compared to R2.5 billion (US$0.1 billion) in 2023. Capital expenditure at the Century zinc tailings retreatment facility for 2024 was R0.2 billion (US$10 million) compared to R0.2 billion (US$9 million) in 2023. In 2024 capital expenditure at the Reldan operations was R0.01 billion (US$1 million). OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR – 80

US dollar SA rand 2023 2024 Figures are in millions unless otherwise stated 2024 2023 6,172 6,121 Revenue 112,129 113,684 (5,417) (5,743) Cost of sales (105,208) (99,768) (4,873) (5,262) Cost of sales, before amortisation and depreciation (96,398) (89,756) (544) (481) Amortisation and depreciation (8,810) (10,012) 74 73 Interest income 1,337 1,369 (179) (250) Finance expense (4,571) (3,299) (6) (14) Share-based payment expenses (251) (113) 13 297 Gain on financial instruments 5,433 235 107 (12) (Loss)/gain on foreign exchange differences (215) 1,973 (64) 12 Share of results of equity-accounted investees after tax 212 (1,174) (318) (258) Other costs (4,722) (5,858) 67 144 Other income 2,630 1,232 6 3 Gain on disposal of property, plant and equipment 55 105 (2,576) (501) Impairments (9,173) (47,454) (28) (30) Restructuring costs (550) (515) (26) (46) Transaction and project costs (851) (474) 49 — Gain on acquisition — 898 20 4 Occupational healthcare gain 76 365 (2,106) (200) Loss before royalties, carbon tax and tax (3,669) (38,794) (57) (30) Royalties (543) (1,050) — — Carbon tax (2) (2) (2,163) (230) Loss before tax (4,214) (39,846) 131 (81) Mining and income tax (1,496) 2,416 (2,032) (311) Loss for the period (5,710) (37,430) Profit/(loss) for the period attributable to: (2,051) (398) - Owners of Sibanye-Stillwater (7,297) (37,772) 19 87 - Non-controlling interests (NCI) 1,587 342 Earnings per ordinary share (cents) (72) (14) Basic earnings per share (258) (1,334) (72) (14) Diluted earnings per share (258) (1,334) 18.42 18.32 Average R/US$ rate Note: The translation of the consolidated income statement into US dollar is based on the average exchange rate for the year ended 31 December 2024 of R18.32:US$1 (2023: R18.42:US$1) and is provided as supplementary information Consolidated income statement for the year ended 31 December 2024 Interest income Interest income for 2024 decreased by R32 million (US$1 million) to R1,337 million (US$73 million) (2023: R1,369 million or US$74 million) which was mainly due to interest received on lower cash balances, partially offset by higher interest on rehabilitation obligation funds invested. Interest income mainly includes interest received on cash deposits amounting to R882 million (US$48 million)(2023: R998 million or US$54 million), interest received on rehabilitation obligation funds of R404 million (US$22 million)(2023: R339 million or US$18 million), interest earned on right of recovery asset of Rnil (US$nil) (2023: R25 million or US$1 million) and other interest earned of R51 million (US$3 million) (2023: R7 million or US$0 million). Finance expense Finance expense for 2024 increased by R1,272 million (US$69 million) (2023: R460 million or US$25 million) mainly due to a R754 million (US$41 million) increase (2023: R146 million or US$8 million) in interest on borrowings, R329 million (US$18 million) increase (2023: R143 million or US$8million) in the unwinding of amortised cost on borrowings following an increase in average outstanding borrowings for 2024, R208 million(US$11 million) increase (2023: R147 million or US$8 million) in unwinding of the environmental rehabilitation obligation, R44 million (US$2 million) increase (2023: R1 million or US$0 million) in the unwinding of the finance costs on the deferred revenue transactions and an increase of R114 million (US$6 million) (2023: R150 million or US$8 million) in sundry interest, all partially offset by a R48 million (US$3 million) decrease (2023: increase R71 million or US$4 million) increase in the unwinding of the Marikana dividend obligation, R85 million (US$5 million) decrease (2023: R181 million or US$10 million) in Rustenburg deferred payment, R3 million (US$0 million) decrease (2023: R15 million or US$1 million) in the Pandora deferred payment, R9 million (US$0 million) decrease (2023: increase R12 million or US$1 million) in interest on lease liabilities and a R32 million (US$2 million) decrease (2023: R15 million or US$1 million) in interest on the occupational healthcare obligation. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR – 81

Gain on financial instruments The gain on financial instruments increased from R235 million (US$13 million) to R5,433 million (US$297 million) for 2024, representing a year- on-year increase of R5,198 million (US$284 million). The net gain for 2024 is mainly attributable to a combined fair value gain of R1,860 million (US$102 million) on the Rustenburg (R649 million or US$35 million) (2023: R346 million or US$19 million) and Marikana (R165 million US$9 million) B-BBEE cash-settled share-based payment obligations (2023: R1,243 million or US$67 million) and the Marikana dividend obligation (R1,046 million or US$57 million) (2023: fair value loss R548 million or US$30 million), all due to lower forecast cash flows over the respective life-of-mines. In addition, fair value gains on the Keliber dividend obligation of R811 million (US$44 million) (2023: fair value loss R287 million or US$16 million), SRPM contingent consideration (Kroondal acquisition) of R396 million (US$22 million) (2023: fair value loss R137 million or US$7 million), derivative financial instrument relating to US$ Convertible Bond of R1,733 million (US$95 million) (2023: fair value loss R2,136 million or US$116 million)and revised cash flow of the Burnstone Debt of R1,053 million (US$57 million) (2023: R32 million or US$2 million) also contributed to the net gain on financial instruments and arose due to a decrease in these liabilities which resulted primarily from lower consensus commodity prices. These gains were partially offset by the fair value losses on the gold hedge contract of R448 million (US$24 million) (2023: R140 million or US$8 million) and zinc hedge contracts of R234 million (US$13million) (2023: fair value gain R491 million or US$27 million), respectively. Loss/(gain) on foreign exchange differences The loss on foreign exchange differences was R215 million (US$12 million) in 2024 compared with a gain of R1,973 million (US$107 million) in 2023. The loss on foreign exchange differences in 2024 was mainly due to a net foreign currency translation loss reclassified to profit or loss with the deregistration of foreign subsidiaries of R55 million (US$3 million), R38 million (US$2 million) loss on the Burnstone debt due to a stronger rand, foreign exchange losses of R125 million (US$7 million) on intra-group loans with a real foreign exchange exposure, partially offset by foreign exchange gains of R47 million (US$3 million) on receivables and payables. Restructuring costs Maintaining loss-making operations is not sustainable over an extended period. Cross-subsidising loss making operations erodes value, is a drain on cash flows and, as a result, threatens the sustainability and economic viability of other operations. The Group, therefore continually reviews and assesses the operating and financial performance of its assets. Restructuring costs of R550 million (US$30 million) (2023: R515 million or US$28 million) were incurred during 2024 which mainly related to the SA gold operations (R144 million or US$8 million) (2023: R114 million or US$6 million), SA PGM operations (R269 million or US$15 million) (2023: R351 million or US$19 million), Protection Services (R11 million or US$1 million (2023: nil) and US PGM operations (R126 million or US$7 million) (2023: R41 million or US$2 million). Transaction costs Transaction costs were R851 million (US$46 million) in 2024 compared with R474 million (US$26 million) in 2023. The transaction costs in 2024 mainly included included project cost of the GalliCam pre-feasibility study R193 million US$11 million) (2023: nil), legal and advisory fees on merger and acquisition activities relating to Reldan R187 million (US$10 million) (2023: R74 million or US$4 million), Appian R115 million US$6 million) (2023: R17 million or US$1 million), acquisition related advisory and legal fees of R55 million (US$3 million) (2023: R112 million or US$6 million) and other transaction related general legal and advisory fees of R301 million (US$16 million) (2023: R242 million or US$13 million) and convertible bond fees of nil (2023: R29 million or US$2 million). Share of results of equity-accounted investees after tax The profit from share of results of equity-accounted investees of R212 million (US$12 million) in 2024 (2023: R1,174 million or US$64 million loss) was primarily due to profit of R327 million (US$18 million) (2023: R315 million or US$17 million) relating to Sibanye-Stillwater’s 44% interest in Rand Refinery, partially offset by share of losses of R97 million (US$5 million) (2023: R1,479 million or US$80 million) relating to Sibanye-Stillwater’s 50% attributable share in Mimosa. Royalties, mining and income tax Royalties decreased by 48% to R543 million (US$30 million) in 2024 from R1,050 million (US$57 million) in 2023. The decrease in 2024 was mainly due to the decreased revenue and profitability at the SA PGM operations as a result of the lower PGM prices in 2023, partially offset by the increase in royalties payable by New Century which was acquired during 2023. Mining and income tax charge increased to R1,496 million (US$82 million) in 2024 compared to a net net credit of R2,416 million (US$131 million) in 2023 which is mainly attributable to unrecognised or derecognised deferred tax assets in 2024 compared to a loss before tax in 2023. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR – 82

Other costs Other costs were R4,722 million (US$258 million) in 2024 compared with R5,858 million (US$318 million) in 2023. Included in other costs for 2024 was a provision of R200 million (US$11 million) (2023: R1,865 million or US$101 million) recognised for an onerous supply contract at the Sandouville nickel refinery which decreased in 2024 due to the realisation of onerous contract losses provided for at 31 December 2023. Other costs also included care and maintenance costs of R1,609 million (US$88 million) (2023: R1,378 million or US$75 million), corporate social investment costs of R405 million (US$22 million)(2023: R149 million or US$8 million), cost incurred on employee and community trusts of R204 million (US$11 million)(2023: R469 million or US$25 million), exploration costs of R36 million (US$2 million) (2023: R183 million or US$10 million), non-mining royalties of R73 million (US$4 million) (2023: R84 million or US$5 million), service entity costs of R466 million (US$25 million) (2023: R366 million or US$20 million), and other of R1,243 million (US$68 million) (2023: R1,364 million or US$74 million). Other income Other income was R2,630 million (US$144 million) in 2024 compared with R1,232 million (US$67 million) in 2023. Other income also included change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable of R40 million (US$2 million) (2023: R45 million or US$2 million), service entity income of R307 million (US$17 million) (2023: R497 million or US$27 million), sundry income of R389 million (US$21 million) (2023: R387 million or US$21 million) and gain on increase in equity-accounted investment of R2 million (US$0 million) (2023: R5 million or US$0 million). Included in other income for 2024 were insurance proceeds of R875 million (US$48 million) (2023: nil) which mainly related to the business interruption for an insurance claim lodged by the Group at its US PGM operations resulting from the flood event which occurred during June 2022 amounting to R838 million (US$46 million) (2023: nil) and compensation for losses incurred in respect of a property damage claim lodged by the Group at is Australian operations of R26 million (US$1 million) (2023: nil) and an onerous contract provision utilisation/change in estimate of R1,017 million (US$56 million) (2023: nil) resulting from the realisation of onerous contract losses provided for at 31 December 2023. Included in other income for 2023 was the gain on remeasurement of previously held interest in the Kroondal PSA of R298 million (US$16 million), following SRPM's acquisition of RPM's 50% interest in the Kroondal PSA. Impairments During 2024 the Group recognised impairment losses of R9,173 million (US$501 million) compared to a impairment losses in 2023 of R47,454 million (US$2,576 million). The impairments raised of R9,173 million (US$501 million) mainly related to: • The carrying value of the US PGM operations (Stillwater CGU) was impaired by R1,292 million (US$78 million) at 31 December 2024, in addition to the R7,499 million (US$401 million) recognised at 30 June 2024. The impairment is due to the resulting recoverable amount determined from the updated life-of-mine plan which incorporates the restructure of the US PGM operations announced after 30 June 2024, and includes suspending the operations at the Stillwater West Mine for a period of time and reducing mining at East Boulder Mine. Many of the actions relating to the restructure were implemented towards the end of the financial year. There was also a further decrease in the expected long-term palladium and platinum prices which resulted in a decrease in the expected future net cash flows from the Stillwater CGU, and contributed to the reduced value in use at 31 December 2024. The impairment recognised at 30 June 2024 was due to the decrease in medium to long-term forecast palladium and platinum prices which also resulted in a decrease in the expected future net cash flows from the Stillwater CGU • Specific asset impairment for the year and six months ended 31 December 2024 relates to the Sandouville nickel refinery which was impaired by R221 million (US$13 million) resulting from the settlement agreement concluded during the six months ended 31 December 2024, in terms of which the last nickel matte was delivered early January 2025 and the remaining inventory is scheduled to be processed by the end of March 2025. The Sandouville nickel refining operation will wind-down during H1 2025. The outcome of the pre-feasibility study to assess the potential conversion of the Sandouville plant to produce pCAM is expected by the end of 2025. A further R34 million (US$2million) specific asset impairment was recognised at Stillwater related to assets classified as held for sale and written down to fair value. Specific asset impairments recognised for the six months ended 30 June 2024 related to shaft 4B at Marikana which was impaired by R112 million (US$6 million) due to closure and the Klipfontein open cast assets by R11 million (US$1 million) due to the mining area not being economically viable. Revenue US dollar SA rand % change 2023 2024 Figures in million 2024 2023 % change (1) 6,172 6,121 Total 112,129 113,684 (1) (12) 569 501 US PGM (underground) 9,207 10,494 (12) (43) 723 413 US PGM (recycled) 7,574 13,318 (43) N/A — 344 US Reldan operations1 6,306 — N/A (7) 3,019 2,799 SA PGM 51,257 55,593 (8) 4 1,267 1,316 Managed SA gold 24,077 23,327 3 22 316 386 DRDGOLD 7,068 5,816 22 (7) 164 152 Sandouville refinery 2,784 3,024 (8) 78 122 217 Century zinc retreatment operation2 3,983 2,251 77 (13) (8) (7) Group corporate (127) (139) (9) 18.42 18.32 Average Rand/US$ rate 1 The US Reldan operations is included in the Group results since the effective date of the acquisition on 15 March 2024 2 The Century zinc tailings retreatment operation is included in the Group results since the effective date of the acquisition on 22 February 2023 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR – 83

Group revenue for 2024 decreased by 1% to R112,129 million (US$6,121 million) mainly due to lower sales volumes at the US PGM Recycling operations and lower average US$ PGM basket prices. Revenue from the US PGM underground operations decreased by 12% to R9,207 million (US$501 million) (2023: R10,494 million or US$569 million) in 2024 due to a 21% lower average 2E basket price of US$988/2Eoz, partially offset by a 9% or 36,655 2Eoz increase in mined ounces sold, which correlates with the higher production achieved. Revenue from US PGM recycling operation decreased by 43% to R7,574 million (US$413 million) (2023: R13,318 million or US$723 million) in 2024, mainly due to a 46% lower average 3E basket price of US$1,266/3Eoz, partially offset by 5% higher sales volumes. The US Reldan operations contributed R6,306 million (US$344 million) or 6% towards total Group revenue since its acquisition on 15 March 2024. Revenue from the SA PGM operations decreased by 8% to R51,257 million (US$2,799 million) in 2024 from R55,593 million (US$3,019 million) in 2023, due to a 16% lower average 4E basket price received of R24,213/4Eoz, partially offset by a 5% or 79,715 4Eoz increase in PGMs sold. Revenue from the managed SA gold operations increased by 3% to R24,077 million (US$1,316 million) (2023: R23,327 million or US$1,267 million) in 2024, mainly due to a 20% higher rand gold price of R1,373,156/kg, partially offset by a 15% or 3,125kg decrease in gold sold due to lower production resulting from disruptions at the Kloof operation and closure of Kloof 4 shaft during H2 2023. Revenue from DRDGOLD increased by 22% to R7,068 million (US$386 million) (2023: R5,816 million or US$316 million) mainly due to a 23% higher rand gold price received of R1,407,688/ kg, partially offset by 1% lower sales volumes. Revenue from the Sandouville nickel refinery decreased by 8% to R2,784 million (US$152 million) (2023: R3,024 million or US$164 million) in 2024, mainly due to a 18% lower average rand nickel equivalent basket price of R360,855/tNi, partially offset by a 13% increase in sales volumes. Revenue from the Century zinc retreatment operation increased by 77% to R3,983 million (US$217 million) (2023: R2,251 million or US$122 million) in 2024, mainly due to a 54% higher average equivalent zinc concentrate price of R49,046/tZn and a 6% increase in sales volumes. Cost of sales, before amortisation and depreciation US dollar SA rand % change 2023 2024 Figures in million 2024 2023 % change 8 (4,873) (5,262) Total (96,398) (89,756) 7 2 (528) (539) US PGM (underground) (9,848) (9,680) 2 (43) (690) (396) US PGM (recycled) (7,248) (12,711) (43) N/A — (329) US Reldan operations1 (6,032) — N/A 18 (1,992) (2,344) SA PGM (42,963) (36,699) 17 (4) (1,087) (1,042) Managed SA gold (19,113) (20,041) (5) 12 (219) (245) DRDGOLD (4,484) (4,040) 11 (21) (235) (185) Sandouville refinery (3,384) (4,329) (22) 49 (122) (182) Century zinc retreatment operation2 (3,326) (2,256) 47 18.42 18.32 Average Rand/US$ rate 1 The US Reldan operations is included in the Group results since the effective date of the acquisition on 15 March 2024 2 The Century zinc tailings retreatment operation is included in the Group results since the effective date of the acquisition on 22 February 2023 Cost of sales, before amortisation and depreciation increased by 7% to R96,398 million (US$5,262 million) in 2024 from R89,756 million (US$4,873 million) in 2023. Cost of sales, before amortisation and depreciation at the US PGM underground operations increased marginally by 2% to R9,848 million (US$539 million) mainly due to the impact of restructuring undertaken which resulted in reduced production and operating costs as a result of deferring growth arising from repositioning the US PGM operations for lower PGM prices. An increase of 2% in sales volumes to 461,662 2Eoz, in line with production volumes which also increased by 1% year-on-year to 425,842 2Eoz, had a limited impact on cost of sales. Cost of sales, before amortisation and depreciation at the US PGM recycling operation decreased, in line with the decrease in revenue, by 43% from R12,711 million (US$690 million) to R7,248 million (US$396 million) mainly due to lower average PGM basket prices. The US Reldan operations contributed R6,032 million (US$329 million) or 6% towards Group cost of sales since its acquisition on 15 March 2024. Cost of sales, before amortisation and depreciation at the SA PGM operations increased by 17% to R42,963 million (US$2,344 million) in 2024, due to an increase of 5% in PGMs sold, the inclusion of the Kroondal operation post the acquisition of Anglo American Platinum Limited's (AAPL) 50% share of the Kroondal PSA and above inflation increases in costs of electricity and imported spares. Mined underground 4E PGM production decreased by 5% to 1,463,337 4Eoz and surface production volumes excluding third-party PoC were 7% lower at 152,970 4Eoz. Third-party concentrate purchased and processed at the Marikana smelting and refining operations was flat at 96,464 4Eoz. Third-party PoC material is purchased at a higher cost, than own mined ore, due to the direct correlation to the basket price of PGM’s. Cost of sales, before amortisation and depreciation at the managed SA gold operations decreased by 5% to R19,113 million (US$1,042 million) due to a 15% decrease sales volumes, partially offset by above inflationary increases in in electricity, support and consumables costs. Cost of sales, before amortisation and depreciation from DRDGOLD increased by 11% to R4,484 million (US$245 million) due to above inflationary cost increases in electricity due to a delay in the solar project completion and increased security costs in response to risk. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR – 84

Cost of sales, before amortisation and depreciation at the Sandouville nickel refinery decreased by 22% to R3,384 million (US$185 million) mainly due to a combination of lower variable costs correlated with lower production volumes, a decline in chemical prices and lower labour and maintenance costs, partially offset by a 13% increase sales volumes. Cost of sales, before amortisation and depreciation at the Century zinc retreatment operation increased by 47% to R3,326 million (US$182 million) mainly due to a 6% increase in sales volumes. Loss before royalties, carbon tax and tax US dollar SA rand % change 2023 2024 Figures in million 2024 2023 % change (91) (2,106) (200) Total1,2 (3,669) (38,794) (91) (76) (2,427) (589) US PGM (underground) (10,795) (44,712) (76) (45) 33 18 US PGM (recycled) 321 603 (47) N/A — 1 US Reldan operations3 20 — N/A (70) 939 283 SA PGM 5,177 17,303 (70) (340) (67) 161 SA gold 2,954 (1,227) (341) (89) (266) (29) Sandouville nickel refinery (531) (4,900) (89) (102) (248) 4 Century zinc retreatment operation4 77 (4,575) (102) 31 (49) (64) Group corporate (1,167) (894) 31 18.42 18.32 Average rand/US$ rate 1 Included within total Loss before royalties, carbon tax and tax for the Group is the European region corporate and reconciling items which include the Keliber project and the Australian region corporate and reconciling items which include Mt Lyell 2 Included in total Group is Group corporate which comprises mainly the Wheaton Stream transaction, corporate tax, interest and transaction costs 3 The US Reldan operations is included in the Group results since the effective date of the acquisition on 15 March 2024 4 The Century zinc tailings retreatment operation is included in the Group results since the effective date of the acquisition on 22 February 2023 Group loss before royalties, carbon tax and tax of R3,669 million (US$200 million) for 2024 decreased by 91% from R38,794 million (US$2,106 million) in 2023. At the US PGM underground operations, the loss before royalties, carbon tax and tax of R44,712 million (US$2,427 million) in 2023 decreased to R10,795 million (US$589 million) in 2024, mainly due to a lower impairment recognised on property, plant and equipment and goodwill of R8,791 million (US$473 million) (2023: R38,900 million or US$2,112 million). For the US PGM recycling operations, profit before royalties, carbon tax and tax of R603 million (US$33 million) in 2023 decreased by 47% to R321 million (US$18 million) in 2024 mainly due to lower 3E PGM basket prices. The US Reldan operations realised a profit before royalties, carbon tax and tax of R20 million (US$1 million). Profit before royalties, carbon tax and tax for the SA PGM operations decreased by 70% to R5,177 million (US$283 million) in 2024 mainly due to lower 4E PGM basket prices. The loss before royalties, carbon tax and tax at the SA gold operations in 2023 decreased by 341% to a profit before royalties, carbon tax and tax of R2,954 million (US$161 million) in 2024, mainly due to a 20% increase in the rand gold price. At the Sandouville nickel refinery the loss before royalties, carbon tax and tax in 2024 decreased by 89% to R531 million (US$29 million), mainly due to a reduction in impairment recognised of property, plant and equipment of R1,385 million (US$75 million) and a net onerous contract provision utilisation/change in estimate in 2024 of R817 million (US$46 million) (2023: R1,865 million or US$101 million), partially offset by an 18% lower average rand nickel equivalent basket price. At the Century zinc retreatment operation, a profit before royalties, carbon tax and tax of R77 million (US$4 million) was realised in 2024 compared to a loss before royalties, carbon tax and tax in 2024 of R4,575 million (US$248 million) in 2023, an improvement of 102%, mainly due to a reduction in impairment recognised of property, plant and equipment of R3,689 million (US$200 million) and a 54% higher average equivalent zinc concentrate rand price. Adjusted earnings before interest, tax depreciation and amortisation (EBITDA)1 US dollar SA rand % change 2023 2024 Figures in million 2024 2023 % change (36) 1,116 715 Total2 13,088 20,556 (36) (126) 35 (9) US PGM (underground) (111) 710 (116) (48) 33 17 US PGM (recycled) 326 607 (46) N/A — 15 US Reldan operations3 268 — N/A (58) 958 407 SA PGM 7,399 17,620 (58) 67 193 323 SA gold 5,832 3,523 66 (43) (72) (41) Sandouville nickel refinery (723) (1,328) (46) (327) (15) 34 Century zinc retreatment operation4 641 (285) (325) 94 (16) (31) Group corporate (269) (504) (47) 18.42 18.32 Average rand/US$ rate 1 Adjusted EBITDA is not calculated in accordance with IFRS Accounting Standards. See – Annual financial report – Management’s discussion and analysis of the financial statements – Non-IFRS Measures on page AFR-39 for more information on the metrics presented by Sibanye-Stillwater 2 Included within total adjusted EBITDA for the Group is the European region corporate and reconciling items which include the Keliber project and Australian region corporate and reconciling items which include Mt Lyell 3 The US Reldan operations is included in the Group results since the effective date of the acquisition on 15 March 2024 4 The Century zinc tailings retreatment operation is included in the Group results since the effective date of the acquisition on 22 February 2023 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR – 85

Group Adjusted EBITDA of R13,088 million (US$715 million) in 2024 decreased by 36% from R20,556 million (US$1,116 million) in 2023. Adjusted EBITDA from the US PGM underground operations decreased by 116% to an Adjusted EBITDA loss of R111 million (US$9 million) mainly due to continued lower 2E PGM basket prices and for the US PGM recycling operations Adjusted EBITDA decreased by 46% to R326 million (US$17 million) mainly due to lower 3E PGM basket prices. Adjusted EBITDA for the SA PGM operations decreased by 58% to R7,399 million (US$407 million) due to continued lower 4E PGM basket prices. Adjusted EBITDA at the SA gold operations increased by 66% to R5,832 million (US$323 million) in 2024, mainly due to a 22% increase in the rand gold price. Negative adjusted EBITDA from the Sandouville nickel refinery decreased by 46% to a negative of R723 million (US$41 million), mainly due to 13% higher volumes. Adjusted EBITDA at the Century zinc retreatment operation increased by 325% to R641 million (US$34 million) due to a 54% higher average equivalent zinc concentrate price. The US Reldan operations generated adjusted EBITDA of R268 million (US$15 million). A d ju st e d E BI TD A ( U S$ b ill io n ) N e t d e b t: a d ju ste d EBITD A ra tio The Group generated adjusted EBITDA despite the decrease in PGM prices, earnings&sup1; and gearing 0.6 2.6 2.5 1.4 -0.06 -0.17 -0.14 0.58 1.79 SA gold operations SA PGM operations US PGM operations US PGM recycling US Reldan operations Sandouville nickel refinery Century zinc retreatment operation Net debt (cash): adjusted EBITDA (rhs) 2016 2017 2018 2019 2020 2021 2022 2023 2024 -1 0 1 2 3 4 5 -1 0 1 2 3 4 5 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR – 86 1 Adjusted EBITDA is not calculated in accordance with IFRS Accounting Standards. See – Annual financial report – Management’s discussion and analysis of the financial statements – Non-IFRS Measures on page AFR-39 for more information on the metrics presented by Sibanye-Stillwater P&auml;iv&auml;neva concentrator of the Keliber lithium project - Kaustinen, Finland

Consolidated statement of financial position as at 31 December 2024 US dollar SA rand 2023 2024 Figures in million 2024 2023 Assets 4,368 4,775 Non-current assets 89,583 81,119 3,303 3,566 Property, plant and equipment 66,906 61,338 30 8 Right-of-use assets 156 560 27 110 Goodwill and other intangibles 2,058 502 385 390 Equity-accounted investments 7,323 7,148 171 187 Other investments 3,507 3,179 319 357 Environmental rehabilitation obligation funds 6,691 5,927 28 26 Other receivables 491 523 105 131 Deferred tax assets 2,451 1,942 3,328 2,580 Current assets 48,409 61,822 1,420 1,362 Inventories 25,549 26,363 479 305 Trade and other receivables 5,722 8,900 1 8 Other receivables 156 26 52 46 Tax receivable 863 973 0 4 Assets held for sale 70 — 1,376 855 Cash and cash equivalents 16,049 25,560 7,696 7,355 Total assets 137,992 142,941 Equity and liabilities 2,592 2,309 Equity attributable to owners of Sibanye-Stillwater 43,979 48,730 1361 1,361 Stated capital 21,647 21,647 2,532 2,543 Other reserves 36,149 35,553 (1,301) (1,595) Accumulated loss (13,817) (8,470) 185 264 Non-controlling interests 4,310 2,877 2,777 2,573 Total equity 48,289 51,607 2,957 3,672 Non-current liabilities 68,848 54,927 1,343 2,193 Borrowings and derivative financial instrument 41,135 24,946 21 11 Lease liabilities 203 384 673 636 Environmental rehabilitation obligation and other provisions 11,922 12,505 22 18 Occupational healthcare obligation 334 400 146 90 Cash-settled share-based payment obligations 1,686 2,718 183 97 Other payables 1,815 3,407 341 372 Deferred revenue 6,983 6,327 3 1 Tax and royalties payable 13 64 225 254 Deferred tax liabilities 4,757 4,176 1,962 1,110 Current Liabilities 20,855 36,407 834 29 Borrowings and derivative financial instrument 552 15,482 11 9 Lease liabilities 175 198 0 — Occupational healthcare obligation 2 — 45 17 Environmental rehabilitation obligation and other provisions 327 832 23 6 Cash-settled share-based payment obligations 121 432 887 832 Trade and other payables 15,604 16,464 109 87 Other payables 1,634 2,015 16 88 Deferred revenue 1,660 305 0 24 Liabilities associated with assets held for sale 451 — 37 18 Tax and royalties payable 329 679 7,696 7,355 Total equity and liabilities 137,992 142,941 18.57 18.76 Closing R/US$ rate Note: The translation of the consolidated statement of financial position is based on the closing exchange rate as at 31 December 2024 of R18.76:US$1 (2022: R18.57:US$1) and is provided as supplementary information only OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR – 87

The Group monitors capital using the ratio of net debt/(cash) to adjusted EBITDA, but does not set absolute limits for this ratio. The table below sets out the calculation of this ratio. US dollar SA rand 2023 2024 Figures in million 2024 2023 2,016 2,102 Borrowings1 39,426 37,437 1,374 853 Cash and cash equivalents2 16,002 25,519 642 1,249 Net debt3 23,424 11,918 1,116 715 Adjusted EBITDA4 13,088 20,556 0.58 1.75 Net debt to adjusted EBITDA (ratio)5 1.79 0.58 18.57 18.76 Closing R/US$ rate 1 Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument until it was derecognised on 26 June 2024 2 Cash and cash equivalents exclude cash of Burnstone 3 Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument until it was derecognised on 26 June 2024. Net debt/(cash) excludes cash of Burnstone 4 Adjusted EBITDA is not calculated in accordance with IFRS Accounting Standards. See – Annual financial report – Management’s discussion and analysis of the financial statements – Non-IFRS Measures on page AFR-39 for more information on the metrics presented by Sibanye-Stillwater 5 Net debt to adjusted EBITDA ratio is not calculated in accordance with IFRS Accounting Standards. See – Annual financial report – Management’s discussion and analysis of the financial statements – Non-IFRS Measures on page AFR-39 for more information on the metrics presented by Sibanye-Stillwater The deterioration in the Group’s net debt to adjusted EBITDA ratio from 0.58:1 in 2023 to 1.79:1 in 2024, is mainly attributable to the decrease of adjusted EBITDA, which was impacted by the continued lower average US$ PGM basket prices realised during 2024. The 21% year-on-year decline in the average PGM basket prices in particular, resulted in a significant decline in the profitability of the US and SA PGM operations, which have contributed the bulk of Group earnings and cash flow. EXTERNAL AUDITOR APPOINTMENT A change of external auditors following a formal tender process was initiated by Sibanye-Stillwater for commercial reasons and following a recommendation from the Audit Committee to the Board, BDO South Africa Inc. (BDO) was appointed as the Company’s external auditors. Servaas Kranhold will be the designated audit partner for the financial year ending 31 December 2025. The appointment of EY as external auditors will end on conclusion of its responsibilities relating to the audit for the financial year ending 31 December 2024, which is expected to be concluded during the first half of 2025. BDO’s appointment as external auditors will be effective immediately after EY’s appointment ends, subject to receiving the requisite shareholder approval at the next annual general meeting which is expected to be held during May 2025. FOCUS AREAS – 2025 • Contributing towards the Group’s strategy with a continued focus on the Strategic Essentials • Continued focus on maintaining a profitable business and optimising capital allocation • Monitor balance sheet reinforcement measures to ensure that financial stability and liquidity is maintained for the Group • Completing the final eligibility step in order to claim the Section 45X advanced manufacturing production tax credit Metal prices Our precious metal prices outlook for 2025 is positive for gold which is expected to remain at current levels but could rally further as investors continue to view gold as a safe-haven asset in order to mitigate risk from economic uncertainty sparked by U.S. tariff wars. We are somewhat optimistic that the PGM prices have bottomed out and is supported at current levels with the potential for upside. Both earnings growth and cash flow generation would continue to be negatively impacted should PGM metal prices remain at current levels. US dollar SA rand Average 2024 Closing prices 28 March 2025 % change Commodity prices Average 2024 Closing prices 28 March 2025 % change 2,378 3,084 30 Gold price US$/oz and R/kg 1,400,468 1,805,318 29 1,322 1,446 9 SA PGM average basket price/4Eoz 24,213 26,324 9 988 970 (2) US PGM average basket price/2Eoz 18,097 17,652 (2) Source: Equity RT ACKNOWLEDGEMENT I would like to express my sincere appreciation to the finance teams across the Group and to the Audit Committee for their support and ongoing commitment and dedication during 2024. The Group was able to mitigate some of the adverse consequences and impacts of a challenging operating environment during a time of persisting macro-economic and geopolitical uncertainty. This was achieved through the repositioning for a changing and less supportive economic environment by taking proactive and decisive actions, which tangibly address financial losses and better positions the business for future sustainability. We will continue to proactively manage costs and production outputs, allocate capital in a disciplined way that is value accretive and, where practical, responsibly preserve cash on our balance sheet. I look forward to working with the Executive Committee, the finance team and Audit Committee in 2025 as we further advance the Group’s strategy. Charl Keyter Chief Financial Officer 25 April 2025 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR – 88

DELIVERING VALUE FROM  OUR OPERATIONS WHAT WE DID IN 2024 SUCCESSES • Restructuring and closure of loss making operations improve profitability. • SA gold – leverage to higher gold price drove a 216% increase in adjusted EBITDA&sup1; to R3.6 billion (US$206 million) for H2 2024 • US PGM – consistent production and 27% reduction in AISC to US$1,367/2Eoz for 2024, delivered according to Q4 2024 restructuring plan; – restructured further at end 2024 due to persistently low prices • S45x benefits for 2025 could enhance profitability of US PGM and US PGM recycling operations by combined US$60 million (R1.1 billion) CHALLENGES • Lower prices for PGMs continue to weigh on the profitability of the Group • Operational underperformance at some operations • Risk of capital overruns and commissioning risks OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SIBANYE-STILLWATER COMBINED INTEGRATED REPORT 2024 89 ACHIEVING OPERATIONAL EXCELLENCE AND OPTIMISING LONG-TERM RESOURCE VALUE

OVERVIEW OF THE OPERATIONAL PERFORMANCE FOR THE YEAR –––––––––––––––––––––––––––––––––––––––––––––––––––––––––– This section provides a synopsis of the operational performance for 2024. The discussion includes a description of certain non-IFRS financial metrics used to assess operational performance. For a further description of Sibanye-Stillwater’s financial performance, see the Chief Financial Officer’s Report on page 75. Further to the high-level overview by the Chief Executive Officer and Chairman (see page 15) and the Chief financial officer on page 75, herewith further operational details regarding the 2024 year about the operational performance. US region US PGM operations The restructuring undertaken at the US PGM operations during Q4 2024 (repositioning for lower PGM prices, by deferring production growth and maintaining lower levels of production to reduce costs and capital requirements), successfully delivered stable mined 2E PGM production of 425,842 2Eoz for 2024 compared with 2023, with AISC reducing by 27% to US$1,367/2Eoz (R25,042/2Eoz). Total operating costs for 2024 declined by 3% to US$483 million (R8.8 billion), with unit operating costs of US$1,134/2Eoz (R20,775/2Eoz), 3% lower year-on-year. AISC benefited from reduced ore reserve development (ORD) and sustaining capital expenditure, as per the 2024 production plan from restructuring during Q4 2023, with ORD of US$105 million (R1.9 billion), 50% lower year-on-year and sustaining capital expenditure decreasing by 72% to US$33 million (R611 million). In 2024, sales of 2E PGM increased by 9% compared with 2023, to 461,662 2Eoz. The average 2E PGM basket price for 2024, however, declined by 21% to US$988/2Eoz (R18,097/2Eoz), resulting in adjusted EBITDA decreasing from US$35 million (R710 million) for 2023 to a loss of US$9 million (R111 million), necessitating further restructuring during Q4 2024. The Inflation Reduction Act (IRA) of 2022 added a new tax code, Section 45X, which allows for an advanced manufacturing production tax credit for manufacturing of critical minerals within the US. Under the final rules issued in October 2024, the company is eligible to claim a 10% production tax credit on costs associated with the production of primary (mined) and secondary (recycled) applicable critical minerals. Under the initial draft regulation, our interpretation was that we were not eligible for a significant credit, but the revised regulations include extraction and initial processing costs, as well as the costs of purchasing recycleable materials on the condition that the material does not yet meet the final purity metrics. The final eligibility step requires certification from the company's contract refiner, which is in progress. The US PGM operations anticipate claiming an approximately US$61million (R 1.1 billion) credit to the underground operations for 2023 and an approximately US$58 million (R1.1 billion) credit for 2024, resulting in 2023 AISC being 7% lower at US$1,754/2Eoz (R32,297/2Eoz) and 2024 AISC 11% lower at US$1,231/2Eoz (R22,547/2Eoz). These credits are expected to be received in 2026 or 2027 when the tax returns will be assessed. The estimated Section 45X credit for 2025 is approximately US$30 million (R547 million), equivalent to a US$110/2Eoz reduction in AISC for 2025. PGM recycling operations The global autocatalyst recycling market remains depressed, with no visible signs of recovery. Persistent macroeconomic challenges, including high interest rates, inflationary pressures, and elevated prices of used and new vehicles, continue to dampen consumer demand for new vehicles. As a result, older light-duty vehicles remain in service for longer, extending scrappage periods and impacting the availability of spent autocatalysts for recycling. These factors continued to impact spent autocatalyst receipt and feed rates during 2024. The average spent autocatalyst feed in 2024 increased by 1% to 10.6 tonnes per day, a marginal improvement from 10.5 tonnes per day in 2023, but still well below average feed rates of around 24 tonnes fed at the peak in 2021. Total PGM ounces fed for 2024 of 316,470 3Eoz were 2% higher year-on-year. The average 3E PGM basket price decreased by 46% year-on-year to US$1,266/3Eoz (R23,189/3Eoz), primarily due to the decline in the rhodium price with adjusted EBITDA declining by 48% to US$17 million (R326 million). It is anticipated that the US PGM recycling operations will also qualify for a S45X credit of approximately 10% of operating costs. Once we have the contract certificate from our contractor refiner, we expect to be able to claim approximately US$59 million (R1.1 billion) for 2023 and approximately US$32 million (R586 million) for 2024, with approximately US$30 million for 2025 (R547 million). OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 90 Sibanye-Stillwater announced its operating and financial results for the six months (H2 2024) and year ended 31 December 2024 on 21 February 2025. For the full results booklet and the presentation, see www.sibanyestillwater.com/news-investors/ reports/ For more about the Group’s projects, please refer to the detailed statement of Mineral Resources and Mineral Reserves is available online at www.sibanyestillwater.com/news- investors/reports/annual/

US PGM operations: production and recycling Ounces 2024 2023 2022 Mined 2E production1 Stillwater 263,252 262,922 260,206 East Boulder 162,590 164,350 160,927 Total mine 425,842 427,272 421,133 Recycling 3E&sup1; at Columbus Metallurgical Complex PGM fed 316,470 310,314 598,774 PGM sold 325,488 309,121 643,200 PGM tolled returned — 7,460 7,336 1 2E refers to platinum and palladium, 3E refers to platinum, palladium and rhodium Reldan recycling Reldan was successfully integrated into Sibanye-Stillwater, aligning leadership, culture, and strategic focus to drive performance. We have entrenched a values-driven approach with our focus on operational excellence, financial discipline, and strategic growth beyond traditional areas. Since its acquisition in March 2024, Reldan has delivered solid financial and operational results, particularly benefiting from higher gold volumes and prices compared to 2023, processing over 20 million pounds of mixed scrap and industrial waste. By increasing volumes of higher-margin industrial waste and reducing volumes of lower-margin electronic waste, the operating margin increased by 1% for 2024. Reldan sold 107,680 oz gold, 1.7Moz silver, 15,292oz platinum, 19,835 oz palladium and 2.6Mlbs of copper, contributing adjusted EBITDA of US$15 million (R268 million) for 2024 since acquisition to the Group. In H2 2024 Reldan sold 65,812oz gold, 804,429oz silver, 8,149oz platinum, 12,335oz palladium and 1.5Mlbs of copper. Adjusted EBITDA for H2 2024 was US$15 million (R262 million). SA PGM operations The SA PGM operations delivered another consistent operational performance with PGM production of 1,835,410 4Eoz (including attributable production from Mimosa and a third-party purchase of concentrate (PoC)), which is 4% higher than in 2023 and within annual guidance of 1.8 to 1.9 million 4Eoz for 2024. PGM production for 2024 of 1,738,946 4Eoz, excluding the third party PoC, was 4% higher than in 2023. Third party PoC of 96,464 4Eoz i 2024 was in line with 2023, but 20% higher than guided for 2024 (80,000 4Eoz). The increase in production from the SA PGM operations year-on-year reflects the acquisition of Anglo American Platinum’s 50% share in the Kroondal pool-and-share agreement (the Kroondal Transaction) which added 140,278 4Eoz or 8% to 2024 production (excluding PoC), and offset lower production from the Rustenburg operation due to the Siphumelele shaft ore collector bin and conveyor system incident, the impact of illegal industrial action at the Kroondal operation and restructuring of high cost shafts at Rustenburg and Marikana and closure of the high cost and end of life 4B shaft at Marikana. AISC (excluding third party PoC) for 2024 of R21,948/4Eoz (US$1,198/4Eoz) increased by 9% compared with 2023 but was at the lower range of annual guidance of R21,800 to R22,500 (US$1245 to US$1,285/4Eoz). The increase in AISC was primarily driven by lower production and higher costs from the Rustenburg operation. By- product credits of R11.2 billion (US$612 million) increased from R10.5 billion (US$568 million) for 2023, reducing AISC for 2024 by R6,938/4Eoz (US$379/4Eoz) compared with R6,720/4Eoz (US$365/4Eoz) for 2023, with chrome credits comprising 52% of total by-product credits for 2024 (increasing from 47% for 2023). Royalties, which in 2024 were 74% lower than the prior year, also offset a 25% increase in sustaining capital. AISC (including PoC) increased by 8% to R21,848/4Eoz (US$1,193/4Eoz) due to the additional benefit of a decline in PoC purchase costs. Kroondal fulfilled its obligations of delivering 1.35 million 4Eoz to conclude the Kroondal Transaction on 2 August 2024 and the PoC contract with Anglo American Platinum converted to a toll agreement on 1 September 2024, resulting in the build-up of metal inventory in progress for the remainder of Q4 2024. Chrome sales increased by 8% to 2,655kt for 2024, primarily due to higher chrome production from the Platinum Mile chrome recovery plant, which was commissioned in Q4 2023. Chrome revenue of R6.1 billion (US$331 million) for 2024 was 18% higher year-on-year, due to increased chrome tonnage sold. Chrome revenue comprised 12% of SA PGM revenue for 2024, higher than the 9% in 2023, confirming the value of our chrome strategy. Capital expenditure at SA PGM's for 2024 increased by 4% year-on- year to R5.8 billion (US$319 million). ORD was 3% lower at R2.5 billion (US$135 million), but sustaining capital increased by 25% to R2.6 billion (US$140 million) due to consolidation of 100% of Kroondal sustaining capex (limited ORD at mechanised operations) and 40% higher sustaining capital at Rustenburg. Project spend declined by 22% to R807 million (US$44 million), primarily due to expenditure of R680 million (US$37 million) at Marikana (R652 million (US$36 million) relating to K4 and R29 million (US$2 million) related to project study work), 24% lower year-on-year, and lower expenditure at Platinum mile following the commissioning of the chrome plant in December 2023. Project capital at Rustenburg of R101 million (US$6 million) for 2024 was spent on the Reflux Classifier plant upgrade and preparation for the Siphumelele mechanised UG2 project. The average 4E PGM basket price declined by 16% to R24,213/4Eoz (US$1,322/4Eoz) for 2024 and 8% higher AISC primarily due to higher costs at Rustenburg and Kroondal resulted in adjusted EBITDA decreasing by 58% year-on-year to R7.4 billion (US$407 million). SA gold operations The strategic importance of the Group's diversified portfolio of metals, is again evidenced by the significant increase in the financial contribution of the SA gold operations to the Group. Despite significant restructuring, these mature mines, buoyed by the tailwind of a strong gold price in a challenging period for most other metals that are more aligned with industrial economic cycles, delivered materially better financial results for 2024. Adjusted EBITDA from the SA gold operations increased by 66% year-on-year, from R3.5 billion (US$193 million) for 2023 to R5.8 billion (US$323 million) for 2024 (R3 billion loss in 2021). The 66% increase in adjusted EBITDA from our SA gold operations has provided a critical underpin for the Group, comprising 45% of Group adjusted EBITDA for 2024, from 17% the year before. This was achieved during a period of significant change and disruption due to necessary restructuring undertaken by the Group since 2022 and operational disruptions highlighted in the H1 2024 results. Gold production from the SA gold operations (including DRDGOLD) for 2024, decreased by 13% to 21,915kg (704,583oz). Production (excluding DRDGOLD) decreased by 16% (3,218kg) to 16,896kg (543,219oz), but was within revised guidance of 16,500 to 17,500kg (530 to 563 koz) given in mid-2024 after the significant disruptions at the Kloof operation, which constituted 72% of the production difference, with the back-break incident at Beatrix 3 shaft comprising a further 15%. AISC for the SA gold operations (excluding DRDGOLD) for 2024 increased by 13% to R1,342,548/kg (US$2,280/oz), due to a 15% decrease in gold sold year-on-year of 17,218kg (553,571oz). A 5% increase in ORD expenditure to R2.8 billion (US$155 million) due to strategic development of secondary reefs to sustain production at Kloof and Driefontein was offset by a 33% reduction in sustaining capital expenditure to R691 million (US$38 million). AISC for the SA gold operations (including DRDGOLD) for 2024 similarly increased by 11% to R1,251,810/kg (US$2,126/oz). OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR – 91

Total capital expenditure from the SA gold operations (excluding DRDGOLD) decreased by 28% to R3.9 billion (US$212 million) primarily due to the closure of Kloof 4 shaft. Project capital decreased by 79% to R354 million (US$19 million) due to the closure of the Kloof 4 shaft and the Burnstone project being placed on care-and-maintenance. Capital expenditure from DRDGOLD increased by 157% to R3.4 billion (US$184 million) primarily due to a 255% increase in project capital expenditure, from R882 million (US$48 million) for 2023 to R3.1 billion (US$171 million) for 2024. This increase was primarily on Phase 2 of the Far west gold recoveries operations, including R642 million (US$35 million) on the construction of a regional tailings storage facility (RTSF) and the completion and commissioning of the full phase of the solar plant (60MW) and the battery energy storage system (BESS 160MW) which was completed in November 2024. The average rand gold price received for 2024 increased by 22% to R1,400,468/kg (US$2,378/oz), resulting in adjusted EBITDA from the SA gold operations (including DRDGOLD) increasing by 66% to R5.8 billion (US$323 million). The outlook remains positive, with the spot gold price averaging over R1.6 million/kg year-to-date. Post the restructuring, with high cost shafts closed, the outlook for the SA gold operations for 2025 is positive. European region Sandouville nickel refinery The Sandouville nickel refinery financial and operational performance improved in 2024 compared to the previous year as a result of reduced costs and better plant stability and reliability. Total nickel production from the Sandouville nickel refinery of 7.7kt for 2024 was 8% higher year-on-year and within guidance of 7.5kt to 8.5kt, due to improved plant stability and less maintenance downtime. In H2 2024, total nickel production was 5% lower year-on- year with production constrained due to a lack of organic solvent used for mainline purification to remove cobalt (as a consequence of the July cyber attack and force majeure from a supplier). Total nickel production for 2024 included 1.2kt of nickel salts, 18% lower year-on-year and 6.5kt of nickel metal, 15% higher than the prior year. This was due to low demand for nickel carbonate (one of the three nickel salts) which led to production stoppages to reduce working capital. Total nickel products sold in 2024 increased by 13% to 7.7kt, in line with production, with the sales of nickel salts 31% higher, with an increase in demand over the same period allowing Sandouville to destock excess inventory. Costs were well controlled with nickel equivalent AISC for 2024 of US$24,548/tNi (R449,644/tNi), 31% lower year-on-year and at the mid- point of guidance of US$22,900-25,070/tNi (€21,000-23,000/tNi). This was driven by lower feedstock prices linked to the price of nickel, lower variable costs (reagents, energy including electricity and gas) and 30% lower sustaining capital to US$9 million as a result of lower replacement costs due to the closure of current production lines in H1 2025. Total working capital declined by 57% in 2024 to US$12 million, with an increase in demand for product from September after the announcement that the Sandouville refinery would cease production of current nickel products in H1 2025. This allowed Sandouville to destock some inventory at increased premiums. The 2024 adjusted EBITDA loss for Sandouville was US$41 million (R723 million), better than the US$72 million (R1.3 billion) adjusted EBITDA loss incurred for 2023. Although nickel prices deteriorated year-on-year, this improvement was primarily driven by better cost management. The last nickel matte delivery was received in early January 2025 and remaining inventory is scheduled to be processed by the end of Q1 2025. Thereafter the refinery is expected to be ramped down by end of H1 2025. The pre-feasibility study (PFS) to assess the potential conversion of the Sandouville plant to produce pCAM continued in H2 2024. Further announcements will be made as soon as final stages of the study are completed before the end of 2025. The planned completion of the PFS was changed from the original Q1 2025 to Q4 2025 due to changes in the project scope. Australian region Century zinc tailings retreatment operation Sibanye-Stillwater acquired control of New Century Resources Limited from 22 February 2023, so comparison on an annual basis is not meaningful. In Q1 2024 the Century operations were impacted by poor weather conditions due to another heavy wet season, but not as severe as the rains seen in 2023. Q2 and Q3 saw a return to normal operations, and associated strong production results. However, in Q4 2024 the Century operations were impacted by a regional bushfire which impacted operations for around two months due to damaged infrastructure. 2024 was the first full calendar year of operations under Sibanye-Stillwater ownership, with the integration and transition of New Century Resources into Sibanye-Stillwater Australia completed smoothly during the year. A return to normalised levels of production is expected in 2025, as the operations have fully recovered from the impact of the 2024 bushfire, and have wet weather mitigations in place. The Century zinc tailings retreatment operation (Century operation) produced 82 kilotonnes (kt) of payable zinc metal for 2024 (76kt for the 10 months in 2023) at AISC of US$2,317/tZn (R42,446/tZn) below guidance of 87kt to 100kt at the beginning of 2024, due to severe disruptions caused by external factors. As stated, production for Q1 2024 was impacted by heavy wet season conditions which caused numerous interruptions to production. After a strong production recovery during Q2 and Q3 2024 with good operational consistency, production was again heavily impacted in Q4 2024 by a regional bushfire which engulfed the mine on the 9 October 2024, damaging 23km of poly piping, vital for operating activities. After replacing all the damaged infrastructure, normalised levels of production were only achieved in early December 2024. AISC of US$2,317/tZn for 2024 were 17% higher than 2023 levels as a result of 66% higher royalties and sustaining capital which was 64% higher at US$10 million (R186 million) (of which US$3.5 million related to the bushfire recovery costs) offset by by-product credits which increased by 75% to US$12 million (R218 million) as a result of the higher prices of silver and increased sales. Payable zinc sold increased by 6% year-on-year to 82kt in 2024. Given the tailwind of better zinc prices and record low treatment charges, the Century operation adjusted EBITDA for the year was US$34 million (R641 million), a US$49 million (R926 million) improvement on 2023. The Century operations are assessing opportunities to leverage existing infrastructure to unlock value from nearby large regional phosphate deposits post the conclusion of the zinc tailings retreatment, with a feasibility study started and due for completion in 2025. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR – 92

SA and US PGM operations (2024) Total PGM operations1 SA PGM operations US PGM3 operationsTotal1 Marikana1 Kroondal2 Mimosa Platinum Mile Rustenburg Production (attributable)4 Ore milled 000t 36,971 35,842 10,174 4,765 1,469 8,489 10,946 1,129 Underground 000t 19,076 17,947 6,138 4,765 1,469 — 5,576 1,129 Surface 000t 17,895 17,895 4,036 — — 8,489 5,370 — Plant head grade g/t 2.41 2.08 2.67 2.21 3.38 0.79 2.30 12.95 Underground g/t 3.81 3.23 3.76 2.21 3.38 — 3.49 12.95 Surface g/t 0.92 0.92 1.01 — — 0.79 1.06 — Plant recoveries % 75.61 72.55 77.80 82.87 76.83 21.38 75.48 90.68 Underground % 86.21 85.09 86.86 82.87 76.83 — 86.04 90.68 Surface % 28.90 28.90 26.52 — — 21.38 39.40 — Yield g/t 1.82 1.51 2.08 1.83 2.60 0.17 1.73 11.74 Underground g/t 3.28 2.75 3.27 1.83 2.60 — 3.00 11.74 Surface g/t 0.27 0.27 0.27 — — 0.17 0.42 — PGM production (4E/2E) 000oz 2,165 1,739 679 281 123 46 610 426 Underground 000oz 2,012 1,586 644 281 123 — 538 426 Surface 000oz 153 153 35 — — 46 72 — PGM sales (4E/2E) 000oz 2,269 1,807 841 189 117 46 614 462 Price and cost5 Average PGM basket price received6 R/oz 22,891 24,213 24,230 24,764 22,229 22,468 24,151 18,097 US$/oz 1,250 1,322 1,323 1,352 1,214 1,227 1,319 988 All-in sustaining cost7 R/oz 22,593 21,948 23,430 21,757 21,103 9,674 21,307 25,042 US$/oz 1,233 1,198 1,279 1,188 1,152 528 1,163 1,367 All-in cost7 R/oz 23,157 22,465 24,473 21,757 21,103 10,065 21,473 25,784 US$/oz 1,264 1,226 1,336 1,188 1,152 549 1,172 1,408 Capital expenditure5 Ore reserve development Rm 4,392 2,472 1,773 — — — 699 1,920 Sustaining capital Rm 3,178 2,567 1,118 504 548 42 903 611 Growth projects Rm 1,098 807 680 — — 18 101 291 Total Rm 8,668 5,846 3,571 504 548 60 1,703 2,822 US$m 473 319 195 28 30 3 93 154 The average exchange rate for 2024 was R18.32/US$ Note: The comparative high-level 2023 operational information is available in this report on page 263 of the Four-year review section, as well as within the full year results booklet available on the website at www.sibanyestillwater.com/news-investors/reports/quarterly/2024/ Figures may not add as they are rounded independently. 1 Total PGM operations, Total SA PGM operations and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties 2 Kroondal operations includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA 3 The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the statistics shown above 4 Mimosa represent 50% attributable production 5 Total PGM operations and Total SA PGM operations’ unit cost and capital expenditure totals exclude the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales 6 The average PGM basket price is the PGM revenue per 4E/2E ounce prior to a purchase of concentrate adjustment 7 "All-in costs" and "all-in sustaining costs" are not calculated in accordance with IFRS Accounting Standards. See pages AFR-41 to AFR-42 for more information on the non-IFRS figures presented by Sibanye-Stillwater OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR – 93

SA gold operations (2024) Unit Total Driefontein Kloof Beatrix Cooke DRDGOLD Production Ore milled 000t 33,522 1,202 2,505 1,371 4,425 24,019 Underground 000t 3,594 1,152 1,147 1,295 — — Surface 000t 29,928 50 1,358 76 4,425 24,019 Yield g/t 0.65 5.83 1.95 2.75 0.28 0.21 Underground g/t 4.18 6.05 3.77 2.90 — — Surface g/t 0.23 1.00 0.42 0.18 0.28 0.21 Gold production kg 21,915 7,015 4,892 3,765 1,224 5,019 000oz 705 226 157 121 39 161 Underground kg 15,038 6,965 4,322 3,751 — — 000oz 483 224 139 121 — — Surface kg 6,877 50 570 14 1,224 5,019 000oz 221 2 18 — 39 161 Gold sales kg 22,239 7,176 4,952 3,873 1,217 5,021 000oz 715 231 159 125 39 161 Price and costs Gold price received R/kg 1,400,468 1,372,352 1,366,922 1,375,936 1,394,412 1,407,688 US$/oz 2,378 2,330 2,321 2,336 2,368 2,390 All-in sustaining cost1 R/kg 1,251,810 1,263,657 1,535,137 1,225,407 1,388,661 946,624 US$/oz 2,126 2,146 2,607 2,081 2,358 1,607 All-in cost1 R/kg 1,411,619 1,263,657 1,535,137 1,225,407 1,388,661 1,570,205 US$/oz 2,397 2,146 2,607 2,081 2,358 2,666 Capital expenditure Ore reserve development Rm 2,837 1,663 932 242 — — Sustaining capital Rm 931 380 247 64 — 240 Growth projects2 Rm 3,485 — — — — 3,131 Total Rm 7,253 2,043 1,179 306 — 3,371 US$m 396 112 64 17 — 184 Average exchange rate in 2024 was R18.32/US$ Note: The comparative high-level 2023 operational information is available in this report on page 263 of the Four-year review section, as well as within the full year results booklet available on the website at www.sibanyestillwater.com/news-investors/reports/quarterly/2024/ Figures may not add as they are rounded independently. 1 All-in costs" and "all-in sustaining costs" are not calculated in accordance with IFRS Accounting Standards. See pages AFR-41 to AFR-42 for more information on the non-IFRS figures presented by Sibanye-Stillwater 2 Project expenditure for 2024 includes corporate project expenditure to the value of R354 million (US$19 million) – the majority of which was related to the Burnstone project OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR – 94

Sandouville nickel refinery (2024) Unit Total Volumes produced Nickel Salts1 tonnes 1,156 Nickel Metal tonnes 6,549 Total Nickel production tNi 7,705 Nickel Cakes2 tonnes 283 Cobalt Chloride (CoCl2) 3 tonnes 101 Ferric Chloride (FeCl3) 3 tonnes 1,069 Volumes sales Nickel Salts1 tonnes 1,490 Nickel Metal tonnes 6,225 Total Nickel sold tNi 7,715 Nickel cakes2 tonnes 77 Cobalt Chloride (CoCl2) 3 tonnes 92 Ferric Chloride (FeCl3) 3 tonnes 1,069 Nickel recovery yield4% 96.16 Price and costs Nickel equivalent average basket price5 R/tNi 360,855 US$/tNi 19,701 Nickel equivalent sustaining cost6 R/tNi 449,644 US$/tNi 24,548 Capital expenditure Ore reserve development Rm Sustaining capital Rm 173 Growth projects Rm Total Rm 173 US$m 9 Average exchange rate in 2024 was R18.32/US$ Note: The comparative high-level 2023 operational information is available in this report on page 263 of the Four-year review section, as well as within the full year results booklet available on the website at www.sibanyestillwater.com/news-investors/reports/quarterly/2024/ Figures may not add as they are rounded independently. 1 Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution 2 Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process 3 Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis 4 Nickel recovery yield is the percentage of total nickel recovered from the matte relative to the nickel contained in the matte received 5 The Nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by total nickel equivalent tonnes sold 6 Nickel equivalent sustaining cost" is not calculated in accordance with IFRS Accounting Standards. See pages AFR-41 to AFR-42 for more information on the non-IFRS figures presented by Sibanye-Stillwater OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR – 95 TSF pit, Century operations, Australia

Century zinc retreatment operations (2024) Unit Total Century zinc retreatment operation1 Production Ore mined and processed kt 6,807 Processing feed grade % 2.97 Plant recoveries % 49.39 Concentrate produced2 kt 218 Concentrate zinc grade3% 45.78 Metal produced (zinc in concentrate)4 kt 100 Zinc metal produced (payable)5 kt 82 Zinc sold6 kt 100 Zinc sold (payable)7 kt 82 Price and costs Average equivalent zinc concentrate price8 R/tZn 49,046 US$/tZn 2,678 All-in sustaining cost9 R/tZn 42,446 US$/tZn 2,317 All-in cost9 R/tZn 42,617 US$/tZn 2,327 Capital expenditure Ore reserve development Rm Sustaining capital Rm 186 Growth projects Rm 6 Total Rm 192 Total capital expenditure US$m 10 Average exchange rate in 2024 was R18.32/US$ Note: The comparative high-level 2023 operational information is available in this report on page 263 of the Four-year review section, as well as within the full year results booklet available on the website at www.sibanyestillwater.com/news-investors/reports/quarterly/2024/ Figures may not add as they are rounded independently. 1 Century is a leading tailings reprocessing and rehabilitation asset that currently owns and operates the Century zinc tailings retreatment operation in Queensland, Australia. Century was acquired by the Group on 22 February 2023 2 Concentrate produced contains zinc, lead, silver and waste material, which is exported as a relatively dry product 3 Concentrate zinc grade is the percentage of zinc contained in the concentrate produced 4 Metal produced (zinc in concentrate) is the zinc metal contained in the concentrate produced 5 Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions 6 Zinc sold is the zinc metal contained in the concentrate sold 7 Zinc sold (payable) is the payable quantity of zinc metal sold after applying smelter content deductions 8 Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold 9 All-in costs" and "all-in sustaining costs" are not calculated in accordance with IFRS Accounting Standards. See pages AFR-41 to AFR-42 for more information on the non-IFRS figures presented by Sibanye-Stillwater OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR – 96

FUTURE FOCUS – OPERATIONAL GUIDANCE FOR 2025 ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– In addition to the 2025 production guidance, the Group continues to share material updates with the market, see www.sibanyestillwater.com/news- investors/news/news-releases/ 2025 Production guidance4 Production All-in sustaining costs Total capital US region US PGM operations (2E mined) 255 - 270 koz US$1,420 - 1,460/2E oz1 Including S45x: US$1,320 – 1360/2E oz US$100m - US$110 (R1.8bn – R2bn)2 US Recycling (3E) 300 - 350 koz n/a US$1.5m (R27m)2 Reldan recycling (industrial and e-scrap) Gold 120 - 130 koz Silver 2.0 - 2.3 moz 3E PGM 35 - 40 koz Copper 3.0 - 3.2 mlbs n/a US$2.8m (R51m)2 SA region SA PGM operations (4E PGMs) 1.75 - 1.85 moz3 R23,500 - 24,500/4E oz (US$1,288 -1,343/4E oz)&sup2; R6.5bn (US$356m)2 (incl. R1.42 billion (US$78 million) for project capital) SA gold operations (excluding DRDGOLD) 17,000 - 18,000kg (547 - 579 koz) R1,285k - 1,350k/kg (US$2,265 - 2,380/oz)2 R3.5bn (US$192m)2 EU region EU - Sandouville nickel refinery5 n/a n/a GalliCam project cost €10m (R198m)2 EU - Keliber lithium project n/a n/a €215m (R4.3bn)2,7 AUS region AUS - Century zinc operation 88.3k – 97.8k tonnes (payable) A$3,400-3,700/t (R39,678 - 43,179/t)2 (US$2,175 - 2,367/t)2 A$8m (US$5.7m/R93m)2 Mount Lyell project6 A$6m (US$4.3/R70m)2 Source: Company forecasts, Note: Guidance does not take into account the impact of unplanned events  1. US PGM AISC are impacted by tax and royalties paid based on PGM prices, current guidance was based on spot 2E PGM prices of US$950/oz 2. Estimates are converted at an exchange rate of R18.24/US$, R19.80/€ and R11.67/A$ 3. SA PGM operations production guidance and costs include third party POC (exclude cost of purchasing third party material). Production includes 50% of the attributable Mimosa production, while Mimosa is excluded from AISC and capital due to it being equity accounted 4. As at 21 February 2025 5. Normal processes at the Sandouville nickel refinery will cease during H1 2025 and the GalliCam studies to evaluate the viability of producing pCAM are being conducted. GalliCam study cost excludes the care and maintenance costs of the refinery 6. Mount Lyell was an operating copper mine which closed and is currently under care and maintenance 7. Additional regulatory requirements and changes to scope of the project necessitate a review of project capital requirements, which is underway. Capital expenditure guidance will be updated in due course OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR – 97 Historic Mount Lyell mine site, Tasmania, Australia

MINERAL RESOURCES AND MINERAL RESERVES: A SUMMARY WHAT WE DID IN 2024 SUCCESSES • Updated the Mineral Reserve estimate at the Keliber Lithium Project and achieved an increase of 36.6% in attributable lithium Mineral Reserves to 248kt LCE • Updated the Mineral Resource estimate at the Mt Lyell Copper project and achieved an increase of 20.8% in attributable Mineral Resources to 1,945Mlb copper • Kept our Mineral Resources and Mineral Reserves base at our SA PGM operations stable, and managed to add the Siphumelele mechanised UG2 project Mineral Reserves (0.8Moz), demonstrating the value being unlocked through the acquisition of the remaining 50% interest in the Kroondal operations CHALLENGES • Sustained low 2E PGM spot prices during the year has necessitated an operational restructuring as well as a strategic shift in extraction strategy at the US PGM operations. In combination with a lower 2E LoM basket price assumption, this has impacted the operation’s 2E PGM Mineral Resources of 79.1Moz (-9.9%) and Mineral Reserves of 19.0Moz (-27.8%) • Declining, but still substantial, Gold Mineral Resources of 48.8Moz (-2.2%) and Mineral Reserves of 10.0Moz (-8.0%) at our SA gold operations and projects, impacted by depletion and geological changes at Driefontein As a dual-listed company, on the JSE and the NYSE, Sibanye-Stillwater is required to report Mineral Resources and Mineral Reserves in accordance with the SAMREC Code and subpart 1300 under Regulation S-K of the US Securities Act of 1933 (S-K 1300). APPROACH AND SALIENT FEATURES –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– The statement of Mineral Resources and Mineral Reserves, as at 31 December 2024, outlines the attributable Mineral Resources and Mineral Reserves at each of our operating mines and projects. The Mineral Resources and Mineral Reserves are compared to the last full declaration made, as at 31 December 2023, and therefore include a 12-month period of production depletion due to mining activity. The statement is underpinned by appropriate Mineral Resources management processes and protocols that ensure adequate corporate governance. This section is a condensed overview of the Mineral Resources and Mineral Reserves Report 2024, and comprises a high-level review of Mineral Resources and Mineral Reserves, as at 31 December 2024, and details the location, geology, mining, processing, operational statistics and changes at each of the Group’s mining operations and projects. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 98 ACHIEVING OPERATIONAL EXCELLENCE AND OPTIMISING LONG-TERM RESOURCE VALUE The detailed statement of Mineral Resources and Mineral Reserves is available online at www.sibanyestillwater.com/ news-investors/reports/annual/

Sibanye-Stillwater has extensive Mineral Resources and Mineral Reserves, including precious and green metals located in the Americas and Southern Africa; green metals in Europe and the Americas; and zinc and copper in Australia. 2024 PGM & GOLD EQUIVALENT MINERAL RESERVES (60.4Moz) 19.0 28.1 4.8 2.5 2.7 0.8 2.5 US PGM operations SA PGM operations SA gold operations SA gold projects DRDGOLD AUS Zinc (AuEq) EUR & US Lithium (AuEq) 2024 PGM & GOLD EQUIVALENT MINERAL RESOURCES (427.4Moz) 79.1 5.1 180.8 51.5 35.7 15.5 4.5 1.7 2.4 40.0 11.1 US PGM operations Americas PGM&gold projects SA PGM operations SA PGM projects SA gold operations SA gold projects DRDGOLD AUS Zinc (AuEq) SA U3O8 (AuEq) AUS & Americas Copper (AuEq) EUR & US Lithium (AuEq) The Group reports in accordance with both the JSE and the US Securities and Exchange Commission (SEC) rules and guidelines for the estimation of Mineral Resources and Mineral Reserves at all managed operations, development, and exploration properties. This specific disclosure is in compliance with the JSE rules, while the SEC compliant version can be located at https://www.sibanyestillwater.com/ download/reserves-resourcesdec2024-nyse/ Forward looking prices, based on extensive market research, are used in the Mineral Resources and Mineral Reserves estimations. Price assumptions for Mineral Resources focus on longer timeframes and are based on moderately higher prices than for Mineral Reserves, demonstrating their reasonable prospects for economic extraction and ore-body flexibility. The commodity prices used in the estimation of Mineral Resources and Mineral Reserves at non-managed entities, over which we don’t have control, are provided in the notes to the relevant tables. Given the decline in the PGM markets, we have adjusted our palladium and rhodium price outlook downwards. We now forecast palladium at US$1,150/oz (2023: US$1,250) and rhodium at US$4,500/oz (2023: US$6,000). The long-term outlook of US$1,250/oz for platinum is maintained based on expected mine depletion, which will lower supply, and the expected realisation of hydrogen demand. The ongoing global polarisation and the increased associated risk, as evidenced by the wars in Ukraine and the Middle East, has continued to drive gold prices higher. Combined with lingering above-average inflation levels, we have seen a new structural floor develop for gold. At our leveraged South African gold operations, we have considered the most recent bank consensus forward-looking prices (Years 2025-2028) for Mineral Reserves estimation before reverting to a higher but still conservative long-term outlook of US$1,750/oz (2023: US$1,650). Regarding base metals, we have revised our longer-term price outlooks for chrome ore and uranium. Over the past year we have seen sustained +40% chromium oxide (Cr2O3) UG2 concentrate prices well above US$200/t and, in line with bank consensus, we have adjusted our long-term price to US$230/tonne. The structural support for a sustained uranium market rally continues to grow, underpinned by the growing recognition of uranium as a source of green energy and as a crucial contributor to the global decarbonisation requirements in future. As a result, we have adjusted our view of the long-term contract price to US$63/lb. This bodes well for the future of the Cooke tailings storage facility (TSF) uranium project, which is undergoing a feasibility study (FS). For the Keliber lithium project, where we have comprehensively updated the Mineral Reserve estimate via detailed new pit designs, we have taken cognisance of the weaker current, short term outlook and have considered a Li price of ~US$20,000/t lithium hydroxide monohydrate (LiOH.H2O). The exchange rates applied for the South African Mineral Resources and Mineral Reserves calculations as at 31 December 2024 is R18.24:US$ (up from R17.00:US$ at end 2023), reflecting the continuing deteriorating long-term R:US$ outlook. Other rates applied are US$1.12:EUR, R19.80:EUR and US$0.71:AUS$. Sibanye-Stillwater 2023 price deck for Mineral Reserves at managed gold operations 2025 2026 2027 2028 Long Term (US$/oz) 2,068 1,958 1,921 1,905 1,750 (R/kg) 1,212,602 1,148,474 1,126,775 1,117,183 1,026,251 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MINERAL RESOURCES AND MINERAL RESERVES: A SUMMARY continued IR – 99

2024 price decks for managed Mineral Resources & Mineral Reserves (excluding SA gold Mineral Reserves) 31 December 2024 31 December 2023 MINERAL RESOURCES MINERAL RESERVES MINERAL RESERVES Precious metals US$/oz R/oz R/kg US$/oz R/oz R/kg US$/oz R/oz R/kg Gold1 2,000 36,480 1,172,858 1,750 31,920 1,026,251 1,650 28,050 901,828 Platinum 1,350 24,624 791,679 1,250 22,800 733,036 1,250 21,250 683,203 Palladium 1,350 24,624 791,679 1,150 20,976 674,394 1,250 21,250 683,203 Rhodium 5,000 91,200 2,932,146 4,500 82,080 2,638,931 6,000 102,000 3,279,374 Iridium 6,500 118,560 3,811,790 5,500 100,320 3,225,360 2,500 42,500 1,366,406 Ruthenium 450 8,208 263,893 400 7,296 234,572 300 5,100 163,969 Base metals US$/lb US$/tonne R/tonne US$/lb US$/tonne R/tonne US$/lb US$/tonne R/tonne Nickel 8.50 18,750 342,000 8.00 17,640 321,754 7.35 16,200 275,400 Copper 4.54 10,000 182,400 4.06 8,950 163,248 4.06 8,950 152,150 Cobalt 25.00 55,116 1,005,307 22.00 48,502 884,670 22.00 48,502 824,528 Zinc 1.30 2,866 52,276 1.15 2,535 46,244 1.15 2,535 43,100 Uranium oxide (U3O8) 2 80.00 176,370 3,216,982 63.00 138,891 2,533,373 50.00 110,231 1,873,927 Chromium oxide (Cr₂O₃, 40.5% UG2 conc.)2 0.11 250 4,560 0.10 230 4,195 0.09 200 3,400 Lithium hydroxide monohydrate 15.88 35,000 638,400 9.07 20,000 364,800 14.51 32,000 544,000 1 Long-term (2029 onwards) 2 Long-term contract prices Mineral Resources Inclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 Attributable 100% Attributable 100% PGM Tonnes Grade PGM PGM Tonnes Grade PGM PGM (Mt) (g/t) (Moz) (Moz) (Mt) (g/t) (Moz) (Moz) Americas&sup1; Operations Measured 37.3 15.5 18.6 18.6 44.5 15.2 21.7 21.7 Indicated 41.5 14.6 19.4 19.4 49.1 14.2 22.4 22.4 Measured + Indicated 78.7 15.0 38.1 38.1 93.6 14.7 44.1 44.1 Inferred 91.2 14.0 41.1 41.1 113.8 11.9 43.7 43.7 Exploration Measured 22.0 0.8 0.6 4.1 22.1 0.8 0.6 4.1 Indicated 10.0 0.6 0.2 1.3 10.0 0.6 0.2 1.3 Measured + Indicated 31.9 0.7 0.7 5.4 32.1 0.7 0.7 5.4 Inferred 4.0 0.5 0.1 0.4 4.0 0.5 0.1 0.4 Southern Operations Measured 488.7 3.9 60.5 82.0 416.3 4.3 58.1 79.1 Africa&sup2; Indicated 671.9 4.0 87.4 110.8 648.9 4.3 89.5 113.5 Measured + Indicated 1,160.5 4.0 147.9 192.8 1,065.1 4.3 147.5 192.6 Inferred 238.3 4.3 32.9 42.2 242.0 4.5 35.2 44.9 Exploration Measured 1.8 4.2 0.2 0.3 1.8 4.2 0.2 0.3 Indicated 244.5 4.1 32.5 45.1 244.5 4.1 32.5 45.1 Measured + Indicated 246.2 4.1 32.7 45.4 246.2 4.1 32.7 45.4 Inferred 158.8 3.7 18.8 26.2 158.8 3.7 18.8 26.2 Total Measured + Indicated 1,517.5 4.5 219.5 281.7 1,437.0 4.9 225.2 287.6 Grand total 2,009.8 4.8 312.3 391.6 1,955.6 5.1 323.0 402.8 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MINERAL RESOURCES AND MINERAL RESERVES: A SUMMARY continued IR – 100

Attributable 100% Attributable 100% GOLD Tonnes Grade Gold Gold Tonnes Grade Gold Gold (Mt) (g/t) (Moz) (Moz) (Mt) (g/t) (Moz) (Moz) Southern Operations Measured 439.2 1.7 24.2 26.8 465.0 1.7 24.7 27.4 Africa Indicated 379.1 1.1 13.9 16.2 390.9 1.2 14.6 17.0 Measured + Indicated 818.3 1.4 38.1 43.0 855.9 1.4 39.3 44.4 Inferred 22.0 3.0 2.1 2.2 22.7 2.6 1.9 2.0 Development Measured 0.9 5.5 0.2 0.2 1.0 5.6 0.2 0.2 Indicated 24.7 5.8 4.6 4.6 24.8 5.6 4.5 4.5 Measured + Indicated 25.6 5.8 4.8 4.8 25.9 5.6 4.7 4.7 Inferred 27.8 4.3 3.9 3.9 29.3 4.3 4.1 4.1 Exploration Measured — — — — — — — — Indicated 44.1 4.5 6.4 6.4 44.1 4.5 6.4 6.4 Measured + Indicated 44.1 4.5 6.4 6.4 44.1 4.5 6.4 6.4 Inferred 4.0 3.6 0.5 0.5 4.0 3.6 0.5 0.5 Australia Exploration Measured 3.7 0.2 0.03 0.03 3.7 0.2 0.03 0.03 Indicated 71.5 0.3 0.6 0.6 51.4 0.3 0.4 0.4 Measured + Indicated 75.2 0.3 0.6 0.6 55.1 0.2 0.4 0.4 Inferred 11.3 0.3 0.1 0.1 24.3 0.1 0.1 0.1 Americas Exploration Measured 409.2 0.1 1.4 3.1 332.1 0.1 1.2 2.8 Indicated 797.8 0.1 1.4 3.0 292.1 0.1 0.8 1.7 Measured + Indicated 1,207.0 0.1 2.8 6.1 624.2 0.1 2.0 4.4 Inferred 595.5 0.04 0.8 1.8 96.5 0.1 0.2 0.5 Total Measured + Indicated 2,170.2 0.8 52.7 60.9 1,605.2 1.0 52.8 60.4 Grand total 2,830.8 0.7 60.0 69.2 1,782.1 1.0 59.5 67.4 Attributable 100% Attributable 100% LITHIUM&sup3; Tonnes Li Li₂O LCE LCE Tonnes Li Li₂O LCE LCE (Mt) (%) (%) (kt) (kt) (Mt) (%) (%) (kt) (kt) Europe Development Measured 3.3 0.62 1.33 108 135 3.3 0.62 1.33 108 135 Indicated 8.0 0.57 1.22 241 302 8.0 0.57 1.22 241 302 Measured + Indicated 11.3 0.58 1.25 349 437 11.3 0.58 1.25 349 437 Inferred 4.5 0.51 1.10 122 153 4.5 0.51 1.10 122 153 Americas Exploration Measured 4.6 0.18 0.40 45 734 3.0 0.17 0.37 28 403 Indicated 11.3 0.17 0.36 102 1,645 17.3 0.17 0.37 160 2,317 Measured + Indicated 16.0 0.17 0.37 147 2,379 20.4 0.17 0.37 188 2,720 Inferred 5.8 0.18 0.38 54 874 4.5 0.18 0.39 44 630 Total Measured + Indicated 27.3 0.34 0.74 496 2,816 31.6 0.32 0.69 537 3,157 Grand total 37.5 0.34 0.73 672 3,843 40.7 0.32 0.70 702 3,940 Attributable 100% Attributable 100% URANIUM Tonnes Grade U₃O₈ U₃O₈ Tonnes Grade U₃O₈ U₃O₈ (Mt) (kg/t) (Mlb) (Mlb) (Mt) (kg/t) (Mlb) (Mlb) Southern Exploration Measured 63.8 0.24 33.2 41.0 63.8 0.24 33.2 41.0 Africa Indicated 47.5 0.25 25.9 28.3 47.5 0.25 25.9 28.3 Measured + Indicated 111.4 0.24 59.1 69.3 111.4 0.24 59.1 69.3 Inferred 0.04 1.10 0.1 0.1 0.04 1.10 0.1 0.1 Grand total 111.4 0.24 59.2 69.4 111.4 0.24 59.2 69.4 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MINERAL RESOURCES AND MINERAL RESERVES: A SUMMARY continued IR – 101

Attributable 100% Attributable 100% COPPER Tonnes Grade Copper Copper Tonnes Grade Copper Copper (Mt) (%) (Mlb) (Mlb) (Mt) (%) (Mlb) (Mlb) Australia Exploration Measured 3.7 0.93 77 77 3.7 0.89 73 73 Indicated 75.1 0.96 1,597 1,597 51.4 0.91 1,036 1,036 Measured + Indicated 78.8 0.96 1,674 1,674 55.1 0.91 1,108 1,108 Inferred 14.2 0.86 271 271 24.3 0.94 501 501 Americas Exploration Measured 409.2 0.41 3,684 8,087 332.1 0.42 3,062 6,807 Indicated 797.8 0.41 7,176 15,012 292.1 0.41 2,622 5,643 Measured + Indicated 1,207.0 0.41 10,859 23,099 624.2 0.41 5,683 12,450 Inferred 595.5 0.37 4,800 9,976 96.5 0.41 871 1,893 Total Measured + Indicated 1,285.8 0.44 12,533 24,773 679.3 0.45 6,792 13,558 Grand total 1,895.6 0.42 17,604 35,020 800.2 0.46 8,163 15,952 Attributable 100% Attributable 100% ZINC Tonnes Grade Zinc Zinc Tonnes Grade Zinc Zinc (Mt) (%) (Mlb) (Mlb) (Mt) (%) (Mlb) (Mlb) Australia Operations Measured 19.6 3.06 1,318 1,318 25.6 3.10 1,750 1,750 Indicated — — — — — — — — Measured + Indicated 19.6 3.06 1,318 1,318 25.6 3.10 1,750 1,750 Inferred — — — — — — — — Exploration Measured 1.0 4.80 106 106 1.0 4.80 106 106 Indicated 8.9 5.66 1,111 1,111 8.9 5.66 1,111 1,111 Measured + Indicated 9.9 5.58 1,217 1,217 9.9 5.58 1,217 1,217 Inferred 0.6 2.67 35 35 0.6 2.67 35 35 Total Measured + Indicated 29.5 3.90 2,535 2,535 35.5 3.79 2,967 2,967 Grand total 30.1 3.88 2,570 2,570 36.1 3.77 3,002 3,002 Mineral Reserves 31 Dec 2024 31 Dec 2023 Attributable 100% Attributable 100% PGM Tonnes Grade PGM PGM Tonnes Grade PGM PGM (Mt) (g/t) (Moz) (Moz) (Mt) (g/t) (Moz) (Moz) Americas&sup1; Operation Proved 9.5 13.1 4.0 4.0 10.9 13.5 4.8 4.8 Probable 35.1 13.3 15.0 15.0 49.5 13.6 21.5 21.5 Proved + Probable 44.5 13.3 19.0 19.0 60.4 13.5 26.3 26.3 Southern Africa&sup2; Operation Proved 115.3 3.5 13.0 18.0 113.2 3.5 12.9 17.8 Probable 147.2 3.2 15.1 18.9 132.8 3.6 15.3 19.3 Proved + Probable 262.5 3.3 28.1 37.0 246.0 3.6 28.1 37.1 Grand total Proved + Probable 307.1 4.8 47.1 56.0 306.4 5.5 54.5 63.4 Attributable 100% Attributable 100% GOLD Tonnes Grade Gold Gold Tonnes Grade Gold Gold (Mt) (g/t) (Moz) (Moz) (Mt) (g/t) (Moz) (Moz) Southern Africa Operation Proved 197.9 0.8 4.9 6.7 211.8 0.8 5.4 7.3 Probable 119.6 0.7 2.6 3.5 124.2 0.8 3.0 3.9 Proved + Probable 317.5 0.7 7.5 10.2 336.0 0.8 8.4 11.2 Development Proved — — — — — — — — Probable 20.0 4.0 2.5 2.5 19.8 4.0 2.5 2.5 Proved + Probable 20.0 4.0 2.5 2.5 19.8 4.0 2.5 2.5 Grand total Proved + Probable 337.4 0.9 10.0 12.7 355.8 1.0 10.9 13.7 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MINERAL RESOURCES AND MINERAL RESERVES: A SUMMARY continued IR – 102

Attributable 100% Attributable 100% LITHIUM&sup3; Tonnes Li Li₂O LCE LCE Tonnes Li Li₂O LCE LCE (Mt) (%) (%) (kt) (kt) (Mt) (%) (%) (kt) (kt) Europe Development Proved 3.5 0.51 1.09 93 117 3.1 0.48 1.04 80 101 Probable 6.9 0.42 0.91 155 195 4.6 0.42 0.90 102 127 Grand total Proved + Probable 10.3 0.45 0.97 248 311 7.7 0.44 0.96 182 228 Attributable 100% Attributable 100% ZINC Tonnes Grade Zinc Zinc Tonnes Grade Zinc Zinc (Mt) (%) (Mlb) (Mlb) (Mt) (%) (Mlb) (Mlb) Australia Operation Proved 18.7 3.0 1,218 1,218 26.1 3.0 1,726 1,726 Probable — — — — — — — — Grand total Proved + Probable 18.7 3.0 1,218 1,218 26.1 3.0 1,726 1,726 Note: Mineral Resources and Mineral Reserves are attributable, based on legal equity interest, and metal content is additionally stated on a 100% basis. Details on attributable interests can be found in the Mineral Resource and Mineral Reserves Report 2024. 1 For the US PGM operations, PGM is represented by the 2E (Pt and Pd) 2 For the SA PGM operations, PGM is represented by the 4E (Pt, Pd, Rh and Au) 3 For the Lithium Mineral Resources, LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium hydroxide monohydrate (LiOH.H2O) can be derived from LCE by dividing by a factor of 0.88 The statement of Mineral Resources and Mineral Reserves is available online at www.sibanyestillwater.com/news-investors/reports/annual/ CORPORATE GOVERNANCE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– This Mineral Resource and Mineral Reserve declaration represents a condensed and consolidated summary of the full Sibanye- Stillwater Mineral Resource and Mineral Reserve declaration available in the Group Mineral Resource and Mineral Reserve Report, at www.sibanyestillwater.com/news-investors/reports/ annual/ The Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, exchange rates, operating costs, mining permits, changes in legislation and operating factors. By-product metals that do not provide a material contribution to potential revenue flows are typically excluded from the statements. Sibanye-Stillwater prepares and reports its Mineral Resources and Mineral Reserves in accordance with the SAMREC Code, the updated Section 12 of the JSE Listings Requirements, and S-K 1300. For non-managed mineral properties, Mineral Resources and Mineral Reserves are, in certain cases, prepared under different codes, such as JORC and NI-43-101. These codes are closely aligned with SAMREC, and form part of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO). See Sibanye-Stillwater's Mineral Reserves and Mineral Resource Report for SK-1300 compliance disclosures. All financial models used to determine the managed Mineral Reserves are based on current tax regulations as at 31 December 2024. Rounding-off of figures may result in minor computational discrepancies. Where this happens, it is not deemed significant. There are teams of Competent Persons (CPs), designated in terms of the respective national reporting codes, who take responsibility for the reporting of Mineral Resources and Mineral Reserves. Corporate governance on the overall compliance of the Group’s figures and responsibility for the generation of a Group consolidated statement has been overseen by the lead CPs, included below. The Group has the written confirmation of the lead CP’s that the information, as disclosed in this report, is compliant with the relevant security exchanges’ listing requirements (Section 12 of the JSE Listings Requirements, SAMREC Table 1 and S-K1300), and that it may be published in the form and context in which it was intended. For the managed operations, Stephan Stander is the Group Lead CP for Mineral Resources and Mineral Reserves. Stephan is a registered member of the South African Council for Natural Scientific Professions (SACNASP 400089/96). OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MINERAL RESOURCES AND MINERAL RESERVES: A SUMMARY continued IR – 103

SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE: CHAIR’S  REPORT “We action our purpose to safeguard global sustainability through our metals through mining responsibly and sharing value.” OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SIBANYE-STILLWATER COMBINED INTEGRATED REPORT 2024 104 Dr Elaine Dorward-King – Chair: Social, Ethics and Sustainability Committee SUSTAINABILITY EMBEDDED AS THE WAY WE DO BUSINESS

The past year has been a tumultuous one. We have seen significant changes in government in several countries, influencing ESG, sustainability and DEIB policies. However, sustainability is not about ticking boxes and sustainability remains central to our business strategy and its implementation. We realise our purpose by ensuring that we responsibly produce materials, prioritising environmental stewardship, social responsibility and ethical governance whilst promoting shared social, ecological and economic value with our stakeholders. This does not change with political posturing. Sustainability is integrated in the business strategy and to support its execution and delivery we refreshed our sustainability framework. The framework focuses on 7 foundational commitments supported by 2030 and 2050 targets. Our focus into 2025 and beyond is on execution and delivery against our ambitions. This is how we will maintain our licence to operate and seek to be a force for good in the ecosystems that we operate in. See, Sustainability strategic framework, page 108. Our new Sustainability framework incorporates and expands on these elements under the themes of: • People • Planet • Prosperity • Governance PEOPLE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Safety, health, security and wellbeing Safeguarding the lives and wellbeing of employees is of paramount importance. Whilst our operations have improved their safety across almost all indicators, we tragically lost eight of our colleagues due to mine-related incidents. See Chairman and Chief Executive Officer’s review, page 13. Our safety leaders have committed to empowering frontline staff to stop work if they believe the conditions are unsafe. We are pleased that this is becoming a part of our work culture and that by year end for the month of December 2024, 81% of all stoppages were initiated by frontline supervisors showing a continued improvement compared to the 59% for the month of December 2023 and compared to the 2024 12-month average of 71%. Outside of the pressing issue of safety, there is much that the Group is doing to promote health and wellbeing, including mental wellbeing among employees, as is detailed in the chapter Health, wellbeing and occupational hygiene, page 126. The Group faces a range of security issues, of which illegal mining is the most serious. Disturbingly, we are seeing our security personnel increasingly finding themselves under attack from organised crime gangs engaged in illegal mining. We have multiple initiatives to de- risk the situation, reduce the risk of harm to our employees, and protect our operations. These initiatives include extensive collaboration with law-enforcement agencies, intelligence-led strategies to arrest those involved in criminality, and R&D projects to find appropriate solutions to mitigate security risk. See Combatting illegal mining fact sheet. In 2024 the Social, Ethics and Sustainability (SES) committee approved a Fraud response plan, which provides comprehensive guidelines for dealing with fraudulent activities. In a country that suffers greatly from crime and corruption it is incumbent on the Group to set the highest standards for good ethical behaviour and for our leaders to model this behaviour. We are pleased that our CEO (along with other corporate leaders) remains committed to the fight against crime and corruption at national level and remains involved in the joint initiative between business-government initiative against crime and corruption in South Africa. For detail on these subjects, see Safe production, page 111. Diversity, equity, inclusion and belonging The modern workplace should be one in which equity is unwavering, inclusion is the norm, and belonging is at the heart of the Group. In the phrasing of Material Matter 15, as defined on pages 3 and 268, we are committed to “Advancing core skills, inclusion and diverse talent”. We continue to address transformation and equity gaps where reasonable and applicable. In 2024 we consolidated our Diversity, Equity, Inclusion and Belonging (DEIB) oversight under our DEIB Council, which now incorporates the previous Women of Sibanye-Stillwater leadership group. One of the key focus areas for the Council is to create a supporting and enabling environment for women. That said, we still have work to do on eliminating Gender Based Violence (GBV) in the workplace and in our communities. Our response is multi-fold, with targeted interventions to promote inclusivity, such as Leading Inclusivity and Women’s Voice workshops. These give managers the skills to foster a more inclusive environment and to give effect to our ambition to increase women’s representation across the Group and particularly at management level. Our women in the workforce increased to 18.0% and women in management increased to 28.4% meeting our 2024 Sustainability scorecard targets. (See Our people, page 142) We continue to address the challenge with our anti-sexual harassment campaigns, and our GBV reporting and referral centres at our SA PGM and SA gold operations. These provide immediate and appropriate response to those affected by abuse and violence, e.g. helping victims obtain protection orders, assisting with relocation of families, and providing ongoing psychosocial support. Human rights and indigenous rights In 2023, the US and SA regions completed independent human rights due diligence (HRDD) assessments, and continued to address areas for improvement in 2024. These revealed the need to review our policies to offer enhanced protection from harassment and discrimination in the workplace. They also highlighted the challenges of illegal mining and indicated that further work is required for broader spectrum of engagement. We reviewed and aligned our Group People and Culture policies with the International Labour Organization’s (ILO) Decent Work Agenda conventions and standards as well as other associated policies. We forged a partnership with the Department of Cooperative Governance and Traditional Affairs and Wits Business School where, we ran a capacity-building programme for traditional leaders who are part of local government structures. Sibanye-Stillwater acknowledges that the land on which we mine in the Australian region has traditional land owners – indigenous peoples, and we therefore continue to support first nations people through the Aboriginal Development Benefits Trust which is designed to enhance their economic development in the Gulf communities. See People: Socioeconomic development, page 158. Employee value proposition In 2024, we restructured our operations, which impacted many employees in the US and SA primarily. The restructuring was necessary to ensure the viability of the business. Underpinned by our values, we maintained open, transparent and constructive dialogue with our employees and organised labour. See Our people, page 149. Our employee value proposition framework has four pillars which include social connectedness, reward and recognition and safe working environment as well as focusing on growth and development. To measure progress in our value proposition, as per the framework, and the effectiveness of future-ready leadership, we conducted an employee engagement assessment specific to SA region and Corporate office. The results were largely positive; though we acknowledge several areas for improvement. See Our people, page 135. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE: CHAIR’S REPORT continued IR – 105

PLANET –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– We have made meaningful strides in climate leadership and environmental stewardship. Environmental risk management is integrated into our enterprise-wide risk management processes, with systematic identification and mitigation strategies throughout the organisation. Key policies, procedures, and position statements outline our environmental requirements, while both internal and external assurance practices ensure compliance with environmental indicators and obligations. Climate action and resilience We continue to focus on building climate resilience by embedding the recommendations of our TCFD work, which included a comprehensive scenario risk analysis, through continuous improvement processes. We have strengthened operational controls and this is detailed in Planet: Minimising our environmental impact, page 187. Notwithstanding this, our operations continue to feel the physical impacts of climate change, having had to manage the impact of a regional bushfire engulfing the mine at our Century operations. The Group has climate-related targets as part of the Sustainability scorecard. Our near- and long-term decarbonisation targets are science-based with their achievement supported by a decarbonisation pathway and annual targets included in the Sustainability scorecard. In 2024 we reached financial close on our fourth renewable energy Power Purchase Agreement (PPA). Our aim is to have 30% renewable energy, for our SA region, by 2030. See Climate change-related supplement. Our strategic differentiator to build a Unique global portfolio of green metals and energy solutions that enables reversal of climate change is a key part of our climate change commitment. Through our green metals presence in North America (including our recent acquisition of Reldan) and Europe, we are bringing to market the green metals needed for the green energy transition. Pleasingly, in 2024 the Group secured up to €500 million in a green loan financing facility for our Keliber lithium project in Finland. The Green loan facilities are governed by a Green financing framework; and the Keliber lithium project is in an integral part of the Finnish battery value chain – Europe’s first integrated lithium project. Tailings storage facilities (TSF) compliance Having retained conformance to the GISTM at our SA PGM, SA gold, and US PGM operations, we are progressing well towards achieving compliance for the two TSFs at our Australian operations by the 5 August 2025 deadline. During the year, the business completed sixteen vulnerability assessments and four emergency mock drills. The comprehensive vulnerability assessments, including a door-to-door censuses to identify at-risk individuals, help to ensure that our emergency preparations are in order. Our geotechnical and emergency preparations will continue, and we continue to include these areas within our Sustainability scorecard. We missed our Sustainability scorecard target set for 2024 to complete five tailings facility upgrades as we completed four of the five upgrades. The outstanding upgrade to the facility has subsequently been completed. See Planet: Minimising our environmental impact, page 205. Water stewardship The Group is managing three water risks: availability and quantity, ecological (quality) and regulatory and reputational risks. Our risk mitigation strategies include water independence, leak detection, stakeholder collaboration and consultation, as well as the optimisation of water treatment facilities and programmes. In 2024,we set a Sustainability scorecard target to complete seven water stewardship assessments. We exceeded the target and completed eight assessments. These water assessments are a practical tool designed to enhance stewardship of shared water resources in ways that are socially equitable, environmentally sustainable and economically beneficial. The results have been instrumental in building robustness in management of water. Water availability at our water-stressed SA PGM operations remains a risk therefore our focus is on maximising water security through water storage solutions, desilting and research and development initiatives. We are also steadfast in our efforts to reduce purchased water; doing so is not only positive for the environment, but also has a socioeconomic benefit, of freeing up water for domestic use to communities. We have put our surplus water at our SA gold operations to good effect to reduce our reliance on potable purchased water. We have set a 2030 target to use 49% less purchased water, against a 2023 base. In 2024 our total water purchased was 19,717ML1, which bettered our sustainability scorecard target of 19,849ML by 0.6%, translating to a year on year reduction of 7.6% against the base. 1 Excluding AUS region, Reldan and Keliber Lithium project Circularity The Group is dedicated to playing a meaningful role in the rise of “circularity”, by which resources are kept in use through recycling and reuse, thus reducing costs and minimising the environmental burden of production. Sibanye-Stillwater is a leading recycler of autocatalysts for the extraction of PGMs (platinum, palladium and rhodium) in the US, as well as the recycling of precious metal bearing electronic waste through the Reldan operations. We also have significant investments in the reclamation of tailings, with our operations reclaiming gold (at DRDGOLD in the SA Region) and zinc (at our Century operation in the Australian region), thus contributing to our green metals strategy. Biodiversity and ecosystems Adhering to the “nature positive” principle, by which we aim to halt and reverse biodiversity loss at our mine sites, resulting in a net positive impact on nature. We are very excited about a recent strategic initiative to address nature loss in the Magaliesberg Biosphere Reserve (which includes the Cradle of Humankind World Heritage Site), near our SA PGM operations. This collaboration aims to have a regional impact beyond direct mining operations. The project will proceed in several phases and involve multiple stakeholders. We are in the early stages of development of our nature positive initiatives and it will be a focal area for 2025. See Biodiversity management fact sheet www.sibanyestillwater.com/news-investors/reports/annual/ Our gross rehabilitation liabilities for 2024 were R16.71 billion, for which the Group sets aside funds for rehabilitation of the environmental impacts of our operations, assuring authorities that we will fund rehabilitation according to our closure and rehabilitation plans. Our current guarantee funding for SA region is R4.2 billion. PROSPERITY –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– In terms of what the Group is doing for national prosperity, I am pleased that the SA region was recently recognised for our contribution to society at the South African Breweries / ESG Africa Beyond Awards (a sustainability recognition platform). Further, our PMR facility was recognised by the Gauteng Emission Reduction Recognition Programme Awards for dedicated efforts to reduce air pollutant emissions. As the economic conditions surrounding mining operations evolve, restoring the land to its pre-mining state is not always practical nor advisable. However, the land can still serve a positive purpose, and alternative economies can greatly benefit the region. In South Africa, Sibanye-Stillwater is strategically working to create lasting value from its land. This land is designated for alternative economic programmes that focus on job creation, regional economic diversification, and capacity building, contributing to diversified, sustainable local economies after mines have closed. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE: CHAIR’S REPORT continued IR – 106

The fourth socioeconomic impact report (following from 2022) was published in 2024, communicating flows of value and socioeconomic impacts from all our operations. See Impact report. This year, Sibanye-Stillwater concluded an independent study to assess the business’ global socioeconomic impact, based on 2023 economic information. Our assessment demonstrates that our footprint, influence and impacts extend substantially beyond the direct impacts of jobs, salaries, community development and taxes. The study highlighted that at the end of 2023, the business supported 147,000 jobs globally (inclusive of own employees, contractors and jobs in other sectors of the economy), and had compensation-linked impacts of ~ ZAR61.3bn/US$3.2bn. In addition, our operations were responsible in 2023 for an additional ZAR27 bn/US$1.4bn in tax, greatly benefiting the countries where we operate, and particularly South Africa. Through a set of implied multipliers derived from this study the impacts based on the 2024 information is available on page 160 of this report. As a further testament to our vision of superior shared value to all our stakeholders, we have paid dividends of approximately R308m to a number of the community trusts with shareholdings in our various entities. Further our efforts to diversify our workforce and play a more transformational role in the South African economy have been recognised with an improved B-BBEE rating. The rating went from level 6 to level 4 year-on-year, reflecting significant progress from level 8 in 2021. See People: Socioeconomic development, pages 158 and 160. GOVERNANCE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– The SES Committee monitors changes to reporting regulations and to emerging currents of thought at sustainability and responsible mining associations. Our memberships to the International Council on Mining and Metals (ICMM), World Gold Council (WGC), and UNGC and our adherence to their principles remain important to us. Our sustainability credibility is enhanced by our inclusion in the S&P Global Corporate Sustainability Assessment yearbook, and that we have remained a constituent of the FTSE4Good Index Series. See supplementary information, Sustainability content index, https:// www.sibanyestillwater.com/news-investors/reports/annual/ and Governance in sustainability, page 210. The Committee supports the steps being taken by ICMM, WGC, the Copper Mark and the Mining Association of Canada’s Towards Sustainability Mining towards convergence of responsible mining standards. A common blueprint for responsible mining practices is good for all parties who care about ESG and sustainability. In the main, our operations maintained ISO 14001 and ISO 45001 certification, with the exception of our Australian region. The Keliber lithium project obtained it’s ISO 9001,14001 and 45001 certifications in Q4 2024. During 2024, our SA PGM operations continued to be verified against IRMA, with the Rustenburg and Marikana operations completing stage 2 (surveillance audit) of the independent assessment cycle. Our US PGM operations deferred the IRMA assessment to focus on restructuring and stabilising the business. We welcome efforts by third parties in terms of sustainability assurance. Our assurance processes against the London Platinum and Palladium Market (LPPM), (ICMM),the WGC’s Conflict-Free Gold Standard and Responsible Gold mining principles (CFGS) are in place, as is our verification for the Sustainability scorecard and selected performance indicators included in this report. As part of this committees’ oversight compliance, we reviewed the Group’s Code of ethics, including updates and changes. The Social, Ethics and Sustainability Committee, as one of its duties, recommends to the Remuneration Committee the arrangements for the measurement and assessment of the sustainability performance regarding the LTI plan. The first Sustainability scorecard for the LTI plan came into effect in 2021. The SES Committee reviewed and approved the sustainability targets for inclusion in the 2025 Sustainability scorecard, which remains a lever for advancing Sibanye-Stillwater’s sustainability agenda. For more information see Remuneration report, page 244 and further detail for each of the years, per indicator and per target is available in supplemental information, https://www.sibanyestillwater.com/ news-investors/reports/annual/ IN CLOSING AND APPRECIATION –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– The SES Committee is pleased to report to all stakeholders of the Group that it has fulfilled its mandate as prescribed by the South African Companies Act and that there are no instances of material non-compliance or material Sustainability related fines to disclose. I would like to thank Sibanye-Stillwater’s management for their leadership, commitment and hard work, as well as the members of the Committee and the Board for their input and support throughout the year. Dr Elaine Dorward-King Chair: Social, Ethics and Sustainability Committee 25 April 2025 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE: CHAIR’S REPORT continued IR – 107

OUR SUSTAINABILITY STRATEGIC FRAMEWORK Our business is sustainability Sustainability is integrated in our strategy and we strive to fully embed it in our business, empowering us to deliver on our strategic differentiators and unlocking opportunities across the dimensions of planet, people, prosperity, and governance. As our three dimensional strategy has integrated sustainability into the business strategy for growth, competitive advantage and shared value a separate sustainability strategy would therefore be superfluous. Instead we developed a sustainability framework that enables the delivery of our business essentials and supports differentiation for further value accretion. As responsible resource stewards, we produce quality materials required for the global energy transition through responsible mining, processing, reclaiming, and recycling practices that mitigate impacts on both people and the planet. Our commitment to sustainability allows us to strive to create a positive impact through decisive actions and meaningful initiatives, generating superior value that we share with our stakeholders to eradicate poverty, curb climate change, protect ecosystems, and promote intergenerational equity. SUSTAINABILITY STRATEGIC FRAMEWORK OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE: CHAIR’S REPORT continued IR – 108 Recognised as a force for good Instrumental in building pandemic- resilient ecosystems Inclusive, diverse and bionic Unique global portfolio of green metals and energy solutions that enable reversal of climate OUR BUSINESS IS SUSTAINABILITY We produce quality materials required for the global energy transition We produce our materials by mining, processing, reclaiming and recycling responsibly, mitigating impacts on people and planet We preserve and create superior shared value supporting eradication of poverty, to curb climate change impacts, protect ecosystems and promote intergenerational equity As responsible resource stewards: Facets of our business Entrepreneurs for growth and value creation Empowered people and respected assets Stewardship of land and metals for the long term OUR COMMITMENT TO: PLANET PEOPLE PROSPERITY GOVERNANCE Nature and circularity: by leaving net positive benefit to land, air, water, and nature and keeping materials in circulation. Climate: through low emission materials, green and battery metals and operating sites that are climate resilient and net zero. Peoples’ rights: through respecting stakeholders, including their culture, heritage and future. Our own people: ensuring they are safe and healthy, included, respected, listened to and valued. Social inclusion and impact: through co-creating vibrant ecosystems for robust social capital. A profitable business for shared value and a net positive legacy: through post closure economies, natural capital markets. Ethical, transparent and accountable practices: earning corporate trust by innovating across our value chain in the areas of safety and operational excellence. By 2030 • 42% reduction in scope 1 and 2 GHG emissions • 30% renewable energy penetration in SA region • 70% of our sales will be Green and Battery Metals* • 15% of sales will be recycled materials* • 49% less water purchased • All regions to have Net positive plans in implementation • Zero fatalities • 3.17 TRIFR • 22% Women of Sibanye-Stillwater (WoSS) • 34.1% Women in management • 30% female board members • 1.5% declared dividends invested in Sibanye Foundation • Direct economic contribution to GDP1, to be in the range of +/-10% of the last five years average • Consolidated standard met at good practice level • Metal traceability of value chain* • Product carbon footprint By 2050 • Zero harm • Employee-led and updated value proposition • Total impact value measurement of our sites and projects • Stakeholder co-created enhanced shared value • Net zero • Carbon neutrality • Net positive biodiversity for mining sites • Zero waste where possible* * Aspirational: With all of our other targets, that are not aspirational, we have plans to achieve in place. Our aspirational targets are intentional but we still need to develop and mature our pathways. Green metal = PGM and Battery metals = LiCH+Pcom (conditional on GalliCam successful outcome) Recycling is secondary and tertiary mining 1 expressed as a percentage of Group revenue

Our Sustainability strategic framework is designed to reduce risk (reputational and physical), be beneficial for our employee value proposition, positively engage stakeholders (e.g. investors, governments, and customers), and ultimately enhance our brand capital and enterprise value. But most importantly, sustainability is a key enabler to deliver the group’s strategic differentiators. Interconnected targets developed for 2030 give a medium term outlook and 2050 targets provide a longer term commitment. We are developing an implementation plan to support the framework. Our sustainability targets are included in our Sustainability scorecard, which forms 20% of the LTI for executives (See Rewarding delivery, page 213). Our commitment to sustainability is also evidenced by our alignment to the UN’s SDG goals. See Progressing the UN’s SDGs, www.sibanyestillwater.com/newsinvestors/reports/annual/. More detail on our commitment to sustainability strategy can be found at  www.sibanyestillwater.com/sustainability/reports-policies/ Our sustainability themes can be summed up as: people, planet, prosperity, governance. • Planet: includes climate leadership and environmental stewardship • People: respecting people’s rights; valuing our people (employees); social inclusion and community impact • Prosperity: shared value and domestic prosperity • Governance: committed and accountable business OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE: CHAIR’S REPORT continued IR – 109

SUMMARY: SUSTAINABILITY PERFORMANCE TRENDS SI FR ( p e r m ill io n h o u rs w o rk e d ) Serious injury frequency rate 3.03 3.78 2.91 2.61 2.21 Group 2020 2021 2022 2023 2024 FI FR ( p e r m ill io n h o u rs w o rk e d ) Fatality injury frequency rate 0.06 0.13 0.03 0.07 0.05 Group 2020 2021 2022 2023 2024 N u m b e r o f c a se s SA region: Occupational diseases 139 93 88 111 48 231 294 264 236 225 Silicosis Noise-induced hearing loss 2020 2021 2022 2023 2024 % Percentage of women at Sibanye-Stillwater 13% 14% 16% 17% 18% Group 2020 2021 2022 2023 2024 R m Social economic development spend 202 352 369 613 379 Group 2020 2021 2022 2023 2024 (0 00 tC O 2e ) Total CO2e emissions scope 1 and 2 6,695 7,302 6,686 6,631 6,345 Group 2020 2021 2022 2023 2024 TW h Electricity consumption (TWh) 6.19 6.59 6.13 6.80 6.24 Group 2020 2021 2022 2023 2024 M L Water withdrawn and purchased 22,640 20,944 21,046 21,394 19,787 125,220 124,628 130,681 151,362 158,873 Water purchased Water withdrawn 2020 2021 2022 2023 2024 N u m b e r Environmental incidents level 3 and above 5 5 2 2 2 Group 2020 2021 2022 2023 2024 Sc o re o u t o f 5 FTSE Russel score 4.5 3.4 3.9 3.6 3.9 3.0 3.0 3.3 3.0 3.3 4.7 4.7 5.0 4.7 4.7 Environment Social Governance 2020 2021 2022 2023 2024 Taxes and royalties paid Rm 1,963 CDP* A- Employment impact 137,146 MSCI BBB rating *A- achieved for carbon and water in 2023. A- maintained for carbon and water achieved a B-rating in 2024, www.cdp.net/en OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE: CHAIR’S REPORT continued IR – 110

SAFE PRODUCTION WHAT WE DID IN 2024 SUCCESSES • Best recorded annual performance for SIFR, LDIFR and TRIFR for the Group • Consistent reporting of near-miss incidents has increased risk awareness and operational transparency • Received multiple safety and health awards in November 2024 from the SAIMM MineSafe awards (see details below) SA region • Marked year-on-year improvement on all lagging indicators US region • A strong safety performance in the second half of 2024 EU region • Year-on-year improvement on all lagging indicators at the Sandouville operation AUS region • The percentage of frontline stoppages recorded during 2024 is a reflection on the matured safety culture already entrenched CHALLENGES • Regrettable loss of eight lives at our operations (2023: 11) • Elevated safety risks amid Keliber lithium project being in construction phase with multiple contractors on site OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SIBANYE-STILLWATER COMBINED INTEGRATED REPORT 2024 111 ENSURING SAFETY AND WELLBEING Awards In November 2024, Sibanye-Stillwater won six industrial health and safety awards at the Southern African Institute of Mining and Metallurgy (SAIMM) MineSafe2024 conference. The SAIMM MineSafe conference brings together stakeholders from the mining industry to share knowledge and collaborate on health and safety matters. At the conference, various Sibanye-Stillwater operations were recognised for their safety improvements and practices. For the year-on-year safety improvement in Gold operations award, Kloof mine took first place, the Kloof Thuthukani shaft took second place, and Driefontein’s Masakhane, Pitseng, and Ya Rona shafts achieved third place. In the Year-on-Year Safety improvement in Processing operations category, Kloof (SA gold operations) received first place, while the Kroondal (SA PGM operations) was awarded second place. Moreover, Sibanye-Stillwater's SA gold operations were acknowledged for their dust leading practice adoption, earning the Leading Practice Adoption award.

TARGETS AND KEY OBJECTIVES Metrics Performance Status See Maintaining ISO 45001 certification1 Certification coverage Maintained Met Page 114 Eliminating fatalities Achieve Zero harm Number of fatalities 8 (2023:11) Not met Page 114 Group TRIFR benchmark of 4.0 per million hours worked expected to be achieved by the end of 2025 By 2030 achieve a TRIFR benchmark of 3.17 per million hours worked TRIFR 4.36 (2023: 5.24) On track Page 119 New medium term target By December 2025 have 80% of stoppages of unsafe workplaces by frontline employees % stoppages by frontline employees 81% (2023:59%) Met Page 119 1 Excluding AUS region Our sustainability themes anchoring the chapter: People Alignment with UN SDG 8.8 See the supplementary disclosure – Progressing the UN’s SDGs www.sibanyestillwater.com/news-investors/reports/annual/ MATERIAL MATTERS M2 Safety and Health M3 Licence to operate APPROACH ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– As reflected in our values and strategy statements, keeping our employees and contractors safe and healthy is our number one priority. We are committed to achieving zero fatalities at our operations. While our ultimate goal is Zero harm, the more immediate goal is to eliminate high-energy incidents, which is to be achieved through our Fatal elimination strategy. Our safety culture encompasses behaviours that support the strategy and that encourage all employees at all levels of the organisation to take responsibility for safety. Our Fatal elimination strategy emphasises a suite of leading indicators, giving us the data to intervene proactively. This data helps us anticipate dangerous situations. It is derived mainly from audits of critical controls, critical life saving behaviours and critical management routines. These audits include statistics on safety stoppages by frontline employees, high potential incidents (HPIs), which includes injuries with potential for loss of life (IPLLs), and near miss incidents with the potential for loss of life (NIPLLs). Such reporting enables us to proactively identify higher risk areas that require mitigating plans and actions. In 2024, we invested R864 million at our SA PGM operations (2023: R893 million), R676 million at our SA gold operations (2023: R573 million), US$1 million at our US Reldan operations, A$2.7 million at the AUS region, €1.3 million at the Keliber lithium project, and €0.4 million at the Sandouville nickel refinery on safety management initiatives, including personal protective equipment (PPE), capital outlay and training. As a minimum requirement, all employees receive training on our safety standards and safe work procedures through annual refresher and induction programmes. During the year, we invested a total of 660,576 hours on safety and health- related training. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SAFE PRODUCTION continued IR – 112

ACCOUNTABILITY, GOVERNANCE AND ASSURANCE GOVERNANCE ACCOUNTABILITY Board • Safety and Health Committee • Audit Committee • Risk Committee Executive Committee and C-suite • Our Safe production strategy is driven by the CEO and senior leadership with support from the Board Operational • The operational SVPs, assisted by their VP at each site, assumes the first line of responsibility and is supported by the operational safety department • Together with regional safety managers, the Group champion for Health and Safety provides support to the chief regional officers • At the SA region, managers and mine overseers are responsible for safety tracking and monitoring • At the SA and US PGM regions the joint health and safety committees meet monthly at each operation to address safety concerns • Our SA PGM operations have 1,727 workplace safety representatives and 28 full- time safety representatives, our SA gold operations have 1,676 workplace safety representatives and 38 full-time safety representatives; our US operations have 5 safety representatives. Keliber has one safety representative and the AUS region has four • We encourage a bottom-up approach to safety, empowering our workforce to take responsibility for safety • Our operations in the SA region and the US region are ISO 45001 certified, as are Sandouville refinery and Keliber Lithium Project See Board and executive leadership, page 8. KEY POLICIES, PROCEDURES AND POSITION STATEMENTS (list not exhaustive, only key policies highlighted) Group • Health and safety policy statement (see www.sibanyestillwater.com/about-us/ governance/), Group minimum standards, Critical controls, Critical life-saving behaviours, Critical management routines, South Africa • Compliance to Mine Health and Safety Act 29 of 1996 • Adaptation of Group Health and Safety Policies • Adoption of Group Minimum Standards and Procedures • Compliance to Mine Health and Safety Act 29 of 1996 • Operational risk management procedure, United States • Mine Health and Safety and Occupational Safety and Health Administration directives to ensure compliance to regulations • Adaptation of Group Health and Safety Policy • Adoption of Group Minimum Standards and Procedures Europe • Health and Safety Position Statements • Compliance to EU-OHSA (European Agency for Safety and Health at Work) • Adaptation of Group Health and Safety Policy • Adoption of Group Minimum Standards and Procedures Australia • Compliance to Mining and Quarrying Safety and Health Act 1999 (Queensland) and Mines Work Health and Safety (Supplementary Requirements) Act 2012 (Tasmania) • Adaptation of Group Health and Safety Policy • Adoption of Group Minimum Standards and Procedures ASSURANCE AND REVIEWS (Evaluation) • High-potential incidents and fatal incidents are reviewed by the Group high-potential incident and fatal review committee. Lessons and subsequent actions are shared throughout the Group • Ongoing workplace inspections assess conformance to our own standards and to legal requirements • All operations have various internal safety audits. Internal audits that are facilitated by the Group’s internal audit department and include safety audits that measure compliance, reporting on leading and lagging indicators • External assurance against Responsible Mining Assurance (IRMA), International Council on Mining and Metals (ICMM) and World Gold Council (WGC) requirements. • Several external agencies (e.g., DMPR) conduct safety inspections and unscheduled audits • ISO 45001:2018 Occupational Health and Safety system audits by external parties • We are active participants in the ICMM Health and Safety working group as well as the Minerals Council of South Africa’s Zero Harm Forum. We regularly compare our standards against third-party benchmarks • Emergency response testing is not only performed on site, but our emergency testing of our tailings storage facilities has been extended to include our host communities • A formal agreement with the majority union covering safety and health, defining how full-time and part-time safety representatives are elected, trained and appointed. These representatives monitor safety performance through inspections, and they participate in incident investigations • Independent review of our safety programme, by a leading industry safety expert OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SAFE PRODUCTION continued IR – 113

ZERO HARM STRATEGIC FRAMEWORK ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– OVERVIEW –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– In 2024, eight of our colleagues (six employees and two contractors) tragically lost their lives in eight mine-related incidents. The Group extends its heartfelt condolences to the family and friends of those who lost their lives while carrying out their duties. Extensive investigations into the root causes of these incidents are undertaken in line with our Fatal Elimination Strategy, which has been developed and implemented over the past three years. These investigations have highlighted that all incidents could have been avoided, through compliance and application of our controls. They have also emphasised the critical role of supervisors and leadership in enabling and reinforcing safe work practices and behaviours. Our Behaviour Model underpins and guides the role of each and every employee in ensuring a work place environment that is conducive to safe, sustainable production. Eliminating Fatal and High Energy Incidents from our operations remains our utmost priority. Despite these tragic fatalities, we experienced real risk reduction across most of our operations during 2024. This was reflected in our lagging and leading indicators, which continue to improve notably year-on-year, as well as in the ongoing decline in high potential incidents (HPIs) since H2 2022. Key to our success is that we continue to encourage proactive adherence to standards, and the enablement of frontline employees to stop unsafe work and fix before continuing. We will continue to encourage a bottom-up approach to safety, empowering our whole workforce to take ownership for their own safety and that of their team. Maintaining frontline safety stoppages at, or near, a monthly average of 80% serves as a strong leading indicator of a safety-oriented culture among our frontline employees (see graph). The consistent reporting of near miss incidents since the start of 2024 is also pleasing and reflects increased risk awareness, showing that there is little stigma among employees in reporting such incidents. FRONTLINE SUPERVISOR AND CREW STOPPAGES No of workplaces stopped % Frontline supervisors & crew Operator/Crew/Frontline Target 2024 Operator/crew/frontline target 2025 Middle management Senior management/safety/third party 24- Jan 24- Feb 24- Mar 24- Apr 24- May 24- Jun 24- Jul 24- Aug 24- Sept 24- Oct 24- Nov 24- Dec —% 30% 60% 90% 0 5,000 10,000 15,000 During 2024, 11,453 incidents were formally reported Group-wide, increasing by 133% from the 4,923 incidents reported in 2023. Despite the increase in incident reporting, the number of incidents classified as NIPLLs shows a downward trend, reflecting reduced levels of risk. NIPLLs decreased by 47% from 233 in 2023, to 124 in 2024. Evidence shows that we are making progress in managing our risk and shaping a culture where people feel free to report with trust and transparency. Our line managers are crucially important in supporting a workplace conducive to sustainable safe production. At the executive management level, we are increasingly focused on management routines that monitor employee behaviour. One of our milestones on our journey to Zero harm is a TRIFR (rate of recordable injuries per million hours worked) target of 4.0 to be achieved by 2025. The Group TRIFR improved, from 5.24 in 2023 to 4.36 in 2024; as did our lost time injury frequency rate (LTIFR), from 4.57 to 3.86; while our SIFR improved from 2.61 to 2.21; and our fatal injury frequency rate (FIFR) improved from 0.07 in 2023 to 0.05 in 2024. The focus for 2025 is to fully entrench our strategy and enable teams to deliver sustainable, safe, predictable production as we further embed our values-based decision-making culture. Investigation findings from recent HPIs revealed that these could have been OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SAFE PRODUCTION continued IR – 114 Values and engaged leadership Employee engagement is a direct outcome of the company culture, quality of leadership and the ability to foster in inclusive environment • Values-based behaviour and decision-making • The right decisions all the time • The sustainable solution to risk reduction ENABLING ENVIRONMENT EMPOWERED PEOPLE WORLD CLASS SYSTEMS Operationalising our intent Humanising our intent Systemising our intent prevented through proper application of critical controls, behaviours, and management routines. The findings also highlighted the need for increased focus on leadership's role in driving these routines and ensuring accountability for behaviours. Equipping leaders and line managers to address unintentional human errors, as identified in the Behavioural model, and to reinforce safe work practices is crucial. While many of our operations have improved greatly in leading injury rates, and all indicators suggest that we are moving in the right direction, we unfortunately still experience unacceptable risk in certain parts of our business, as well as unacceptable risk tolerance levels among some employees. Addressing this requires sustained implementation of our Fatal elimination strategy, and a focus on accountability of our line management, whereby VPs fully embed a safety culture. All operations in the respective regions, apart from our Australian region, have attained ISO 45001 certification (Occupational health and safety). Considering the current risk profile and short operating life of the Australian operations, ISO 45001 certification is not being considered at this stage, but Australia has applications of a safety management system and management routines in place to ensure OHS risks are appropriately managed. Fatal elimination strategy Group minimum standards (GMSs) for safety We have 19 Group minimum standards (GMSs) for safety, with supporting critical controls, critical life-saving behaviours and critical management routines. We routinely monitor compliance with these standards as part of our comprehensive suite of leading indicator metrics. After conducting a GMS gap assessment in 2023, detailed action plans, which include specific deliverables and corresponding scheduled completion dates, were formally approved by the responsible SVP and endorsed at the EVP level. Many of these actions entail significant efforts involving systematic upgrades to installations to ensure compliance with the GMSs. The various regions also applied for certain exemptions from these standards based on comprehensive risk assessments. The commonality observed in some of the exemptions applied for, highlighted the need for a comprehensive review of the GMS, that is scheduled for completion during 2025. Innovating for safety On our journey towards Zero harm, we recognise the need for continuous improvement in risk management. To enhance data management, Safety Officer inspections in the South African region were recorded on mobile devices in the second half of 2024, as part of a larger digital leading indicator project. Key features include occurrence reporting, inspections, audits, and action close-out by service departments and line supervision. Integration with other functions and regions will continue this journey. We continued our efforts to use innovation and technology to engineer out risk in the areas of rail bound equipment (RBE), trackless mobile machinery (TMM). The SA region has completed the installation of lamproom management systems, which include passive tags for asset management and equipment allocation. The SA region continues to enhance its proximity detection system (PDS). As part of this system, we are rolling out active tags fitted to cap lamps, with a mobile device that will help locate individuals who might be lost or in danger of being struck. The SA region has transitioned to Pivot (an electronic safety management system) for recording all safety incidents, including stoppages. Pivot offers a customisable mobile capability, which allows for comprehensive incident investigation. Once loaded on Pivot, management analyses the data on customised QlikView dashboards. The US PGM operations are in the process of implementing the Pivot platform, while other regions will retain their current safety software, with the plan to integrate their data via QlikView. We have established a robust set of leading indicators (e.g. critical control verification, unsafe work stoppages, HPIs, and near miss incident reporting), which are being standardised across all regions. These leading indicators have been systemised and are in various stages of incorporation to live dashboards on QlikView. For more on innovation and technology as it relates to safety, please refer to page 176 of this report. Rail-bound equipment (RBE) At our SA operations (planned for completion by 2026) we began rollout of a vehicle-to-person (VTP) proximity detection system for restricted areas, to reduce the risk of miners being hurt by track- bound equipment. Winch signalling and warning system We have advanced winch signalling systems across the SA region. For the Beatrix 1 shaft, which required a special solution due to flammable gas risks, we developed a certified solution and successfully delivered the necessary equipment to the site. Trackless mobile machinery (TMM) In the SA region, in addition to our underground operating areas, we have now implemented Level 9 controls (system that automatically takes control of TMM to avoid a collision) at our surface mining areas. Where appropriate, we have completed independent traffic flow analyses across the SA region to evaluate our controls against the current Level 9 requirements. In areas of significant risks, we have implemented appropriate controls, ranging from Level 6 (operating compliance) to Level 7 (alerts operator to avoid a collision), to address those risks. The Australia region has followed a similar approach. TMM exhaust system fires Fire incidents on underground vehicle exhaust systems in 2023 at our SA operations prompted the Group to intervene with new technologies to enhance safety. Among these innovations are ultra-web nano fibre filters. Another is the integration of the exhaust management system with the vehicle management system, which allows for automatic vehicle shutdown when conditions become unsafe. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SAFE PRODUCTION continued IR – 115

Critical controls Critical controls, which are part of our safety management system, are regularly assessed and kept relevant to site fatal elimination plans. Deviations and non-conformance to critical controls are a leading indicator for safety risks, allowing management to intervene timeously. The next step in our safety journey is to rollout a 3-tier critical control verification process (for 2025) by which managers, supervisors and operators must verify the effectiveness of critical control performance. This required a review of our current critical controls such that we align with the ICMM Critical Control Management Good Practice Guide. Behaviour model and leadership In 2024, we had to dismiss 131 employees in the SA region for safety violations (2023: 224). It is most regrettable to have to dismiss employees, but our behaviour model clearly indicates which types of behaviours reveal wilful disregard. That said, our behavioural model to review safety incidents is considered industry best practice. All HPIs are investigated using the behavioural model, allowing management to properly classify safety misbehaviours, and discipline and train appropriately. We offer various programmes to develop leadership talent among frontline employees. Our Safety culture programme focuses on embedding a culture of safety and promoting team effectiveness. 152 frontline teams at our SA gold operations have completed phase 3 of the programme, while 162 of our frontline teams at our SA PGM operations have completed phase 2. The satisfaction scores for the programme (based on participant feedback) are very high; above 98% for the SA gold operations and above 95% for the SA PGM operations. In 2024, we launched a revised Critical behaviour skills programme that has achieved significant milestones. The programme engaged 89 shift supervisors from the SA gold operations and 94 shift supervisors from the SA PGM operations, resulting in improved compliance in safety and risk management behaviours, enhanced supervisory routines, and better pre-planning and problem-solving. Additionally, leaders reported a stronger drive for continuous improvement. Notably, management at Driefontein gave this comment, "The transformation observed in the work ethics and behaviours of shift supervisors following their participation in the course is both commendable and impactful." In 2024, we also introduced a new initiative called Captain of the Team, as a way to empower supervisors to take full responsibility for their teams, ensuring clear communication and task assignment, which contributes to a safer working environment. This initiative was especially designed for a single person taking charge of work where multiple teams and supervisors are present at the same time. Engaging employees and raising their awareness about safety protocols is paramount. Gratifyingly, a recent employee survey showed a positive shift in how employees perceive safety measures within the workplace. The Group remains steadfast in its dedication to continuous improvement, regularly updating stakeholders on progress, challenges, and strategies deployed to enhance safety across all operations. Looking ahead, future training initiatives and the adoption of advanced technologies to monitor and manage risks will be central to the Group's ongoing safety strategy. For more on training, leadership develop and culture growth see Our people, page 138. Incentive/bonus systems to encourage safe behaviour We included several leading indicators as part of the 2024 short-term incentives across different levels. These leading indicators are related to the action plans to ensure full compliance to the GMS, as well as compliance to critical controls. In terms of lagging indicators, a fatal incident penalty is applicable at Group, segment and operational levels. For 2024, a penalty was applied if the FIFR was not 20% below the three-year trailing average, calculated on the 2021, 2022 and 2023 numbers for the respective operations. The penalty is applied to the operational portion of the short-term incentive scorecard. The potential penalty is currently capped at a maximum of 30% of the relevant short-term incentive scorecard. The FIFR penalty system is currently under review to support the reduction and ultimate elimination of fatalities into the future. See Remuneration policy, page 233 and 244 Emergency planning and emergency preparedness Our Group Crisis management plan outlines the essential procedures to follow during and after a crisis. Management is trained in emergency control and adheres to mandatory codes for preparedness and response. In major incidents, senior management is responsible for establishing an emergency control room to oversee the situation. All operational employees receive training in emergency protocols, and we conduct regular drills. Supervisors are trained in first aid and have full access to first aid equipment. The majority of ordinary employees (42,123) have also received first aid training. All underground areas feature secondary escape routes and emergency refuge bays, which are regularly inspected by management. Rescue teams are deployed during emergencies. Across the SA region we have 181 rescue team members, 22 proto teams, 25 medical practitioners, and 195 registered nurses. We use Rescue 911 (an emergency response service) for all operations. At our US PGM operations we have 15 mine rescue team personnel, and nine emergency medical services team personnel. Additionally, we have nine employees who are equipped to perform mine rescues and provide emergency medical services. The emergency response plans at Reldan are reviewed annually and managed by the Sustainability/QEHS Department. Additionally, 3,999 employees have received hands-on training in how to use SCSR units. We require all Reldan employees (182) to attend general awareness training, while six have been certified in first-aid, CPR and other lifesaving techniques, with more training planned for 2025. The Sandouville refinery is classified as a “Seveso high-level” site (Directive 2012/18/EU), by which we adhere to legislation on how emergency teams and exercises must be organised, including that everyone participates in an annual coordinated safety drill. No visitor can enter the site unaccompanied unless the person has passed a training programme on how to act in emergency situations. The Keliber lithium refinery has been in construction phase throughout the year. Four rescue drills were arranged at each of the construction sites. Rescue plans and drills for operational time have been planned as part of the process of applying mining safety and chemical safety permits for the sites. The refinery is located in the Kokkola Industrial Park (KIP), which organises annual emergency exercises involving all companies located there. As part of our journey to conformance with the Global Industry Standard on Tailings Management (GISTM) we have detailed site- specific Emergency preparedness and response plans for all operations. We conduct training for communities around safety concerning tailings dams, including a focus on emergency response. See our Tailings management fact sheet, www.sibanyestillwater.com/news-investors/reports/annual/ OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SAFE PRODUCTION continued IR – 116

Protection services: mitigating safety and security risks in the SA region In 2024, we sought to further evolve Protection services from a transactional security provider to a comprehensive risk management partner. Our ambition is for Protection services to become more holistic and solutions-driven in its offering: a collaborative and innovative partner in risk management. This transformation is centered on establishing an intelligence-led, proactive, and integrated risk management solution that includes strategic, financial, legal, compliance, and operational risks to the business. In the interests of better risk mitigations, Protection services is standardising input from security personnel, control room staff, analysts, and management. This involves integration of technology, human resources, data, processes, and risk information. Additionally, automation of business processes and implementation of forecasting with risk algorithms are crucial steps in this transformation. Key risks include internal crime and corruption, illegal mining, unauthorised entries, infrastructure attacks, and unsuccessful community engagement. To mitigate these risks, we prioritised an insider threat programme, standardised procedures, improved contractor management, and improved personnel allocation during 2024. We also focused on equipping personnel with the appropriate technology to succeed in their jobs. We continued to build relationships with internal and external stakeholders. This includes local communities, SAPS, the Directorate for Priority Crime Investigation (Hawks), the National Prosecuting Authority (NPA), authorities in charge of border management and immigration, and contractors. Impact of illegal mining and crime at our SA operations The risks of illegal mining and crime add to the challenges of operating in the SA region and are a risk for the business and the South Africa. The Group experienced a slight increase in crime rates since 2023 to 2024 with crimes increasing from 10,290 to 10,391 (less than 1%) within the Group’s operations. Elements of this increase is related to improved detection techniques. Encouragingly, security efforts have resulted in an increase in total arrests rising from 6,194 in 2023 to 6,304 in 2024 (2% increase). The Group presented to a Parliamentary Portfolio Committee on Safety and Illegal mining in October 2024. Our presentation emphasised the broader impact of crimes impacting on the business and the mining sector (including gender- based violence), which are not only affecting our mining operations but also local communities that bear the brunt of violent acts stemming from illegal mining syndicates. Unfortunately, illegal mining has become a necessary livelihood for many people. This has been created by entrenched unemployment that is the highest in the world, stagnant economic growth, hardship and poverty. Proposed solutions must consider the economic realities faced by individuals in these communities. Nevertheless, the national fiscus and the South African economy loses tens of billions of rand because of illegal mining. As a further deterrent against illegal mining the Group is advocating for changes in legislation to ensure that individuals caught engaging in illegal mining face legal consequences more reflective of the severity of the offence. Currently, many offenders are charged with minor infractions, such as trespassing, which leads to minimal penalties and allows them to quickly return to illegal activities. We are committed to upholding human rights, and note that illegal mining is highly dangerous, Protection services modified its strategy to emphasise intelligence-driven risk mitigation. This entails deriving information that enables us to prioritise areas for urgent attention. This approach will ensure optimal use of available resources, including technology, vetting, and personnel to identify and dismantle these illegal operations. Protection services is focused on the following key risk pillars: • Insider threats • Illegal mining • Illegal intrusion • Damage to and theft of infrastructure (notably, copper-bearing material) • Threats to and from local communities • Fraud and commercial crimes • People safety We invest in community engagement and partnerships aimed at building local governance capacities. Training for local councillors and support for community development projects are prioritised to address the underlying socioeconomic factors contributing to crime and illegal mining. The security control environment at our SA PGM operations is, with the help of technology, enabled with early warning systems, unmanned aerial vehicles, as well as tactical response and stopper teams. We conduct R&D and testing for other technologies and innovations on an ongoing basis. We work with the authorities and other stakeholders to apprehend higher-tier criminals, with the aim of stemming the illicit outflow of copper from the country. Illegal miners and other criminals often resort to violence against Protection services employees. In 2024, there were 141 attacks on Protection services personnel (2023: 158), with 17 of our personnel injured in 12 incidents (2023: 27 injured in 19 incidents). We have strict protocols around rules of engagement and life-saving behaviours, in which our security personnel are thoroughly trained. The emphasis is on minimising risk to life and limb to both parties. The Protection services’ policies and procedures are aligned to the Voluntary Principles on Security and Human Rights (a multi- stakeholder initiative to guide best practice on human rights in mining and other industries). In terms of compliance and accountability, we have aligned essential procedures related to key legislation, including those addressing GBV, POPIA, and the Financial Intelligence Compliance Act. See Combating illegal mining fact sheet 2024, www.sibanyestillwater.com/news-investors/reports/annual/ Social unrest Social unrest and community protests are common nationwide, primarily related to the lack of service delivery by the SA government and increasing unemployment and poverty. Given the proximity of many large informal settlements to our operations, along with expectations from the communities for the operations to provide increasing employment, supply chain and other opportunities, community protests often disrupt the operations and pose a threat to employees and the sustainability of the business. We have an established and structured approach regarding engagement with community representatives and other stakeholders, and have established other systems and platforms for communities to engage and address any concerns. Engagement with communities in South Africa is complex, particularly when diverse stakeholder interests and agendas influence community dynamics. These organised Groups are widespread, and are not unique to the mining industry, with similar entities such as the construction Mafia in KwaZulu-Natal threatening other industries and deterring much-needed capital investment. Protection services works closely with the South African Police Service (SAPS) Special Task Force and with other organs of state security to combat criminals who use intimidation and violence against community members as a tactic. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SAFE PRODUCTION continued IR – 117

In 2024, we experienced 39 incidents of community-related protests and unrest (2023: 101), with 38 at our SA PGM operations (2023: 95), and one at our SA gold operations (2023: six). Social unrest is considered a top-ten risk for the SA region as identified through the enterprise risk process, and one for which we have various controls. See Managing risks and opportunities within the internal and external environment, page 48 and People: Socioeconomic development, page 171. We address the risk in various ways, including: • Socioeconomic compact with key stakeholders and strategic partners • Investment in socioeconomic development programmes in South Africa • Involvement in the Minerals Council and other strategic bodies, including Business Leadership South Africa • Implementation of our Sustainability framework • A social task team (which includes Protection services) focuses on community engagement, identifying risks and responding to sustainability challenges Public safety Public safety relates to social unrest, but also concerns broader issues. Management continues to try to improve safety and security around the operations. One of the greatest public safety risks is road accidents. South Africa has high rates of road deaths and injury, and high rates of non- compliance to road rules. In conjunction with local authorities, the Group undertakes routine road safety initiatives. Next steps The Group continues to take a firm and proactive stance on crime and on illegal mining in particular. For the sake of the country, local communities who bear the brunt of criminality, and the illegal miners themselves who face unacceptable risk to their lives, we will take strong measures to end this growing threat to the nation. Fortunately, after many years of lobbying by the industry, government has acknowledged illegal mining to be a national crisis. Our next steps include the following: • Continue monitoring and reporting on crime statistics and interventions • Engage with local communities and government agencies to enhance collaboration and support • Develop frameworks for more robust legal actions against illegal miners and enhanced border control measures • Partner with national, regional and local government to promote ongoing community development initiatives that address socioeconomic factors contributing to illegal mining OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SAFE PRODUCTION continued IR – 118 A battery electric underground locomotive at the K4 shaft, Marikana operation, SA PGM operations

SAFETY PERFORMANCE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– While the eight fatalities (two contractors and six employees) in 2024 (2013: 11) are of great concern, we are encouraged about general improvements in our safety performance. SA PGM processing, Marikana surface operations and SA PGM plants & concentrators achieved17 million , 12 million and 11 million fatal free shifts, respectively, for 2024. In memoriam We are truly saddened by the loss of life at our operations and offer our condolences to the loved ones of those who passed on in 2024. 26 January 2024 Bathopele Mining - Bathopele Shaft Employee Male TM3 UV Operator Fixed Structure - Bumping into 04 June 2024 Beatrix Mining - North Shaft Employee Male HPE Flat Development Drill Rig Operator MW Rail Bound Equipment 27 June 2024 Kloof Mining - Masimthembe Shaft Employee Male Loader Driver MW FOG - Gravity 15 August 2024 Marikana Mining - Saffy Shaft Contractor Male Operator Winch UG FOG - Gravity 18 August 2024 Driefontein Mining Hlanganani Shaft Contractor Male Underground Plater Object Falling 21 September 2024 Rustenburg Platinum Mines - Khuseleka Shaft Employee Male Loco Driver UG Rail Bound Equipment 27 November 2024 Marikana Mining - Karee 3 Shaft Employee Male Operator Loco Rail Bound Equipment 21 December 2024 Marikana Mining - Saffy Shaft Employee Male Operator Rock Drill Single Handed UG FOG - Gravity Date Operation Employee/ contractor Gender Occupation Incident Safety performance* 2024 2023 2022 Grou p US regio n6 EU regio n AUS regio n SA region Group US region EU region AUS region5 SA region Group4 US region EU region SA region PGMs Gold PGMs PGM s Gold PGMs PGMs Gold Fatalities 8 0 0 0 5 3 11 1 0 0 2 8 5 0 0 3 2 Fatal injury frequency rate1 0.05 0.00 0.00 0.00 0.05 0.06 0.07 0.23 0.00 0.00 0.02 0.13 0.03 0.00 0.00 0.03 0.04 Number of lost-time 607 31 14 1 328 230 766 31 5 1 437 292 668 18 5 420 225 Lost-time injury frequency rate (LTIFR)1 3.86 9.49 8.34 1.45 3.36 4.29 4.57 7.03 6.14 1.90 4.37 4.72 4.41 4.03 8.88 4.36 4.48 Total injury frequency rate3 5.79 23.26 50.64 60.90 4.37 4.97 6.99 23.58 74.89 24.70 6.44 5.64 6.29 23.07 71.01 5.63 5.34 Number of serious 348 21 5 0 172 149 437 25 4 0 223 185 441 18 1 262 160 Serious injury frequency rate (SIFR)1 2.21 6.43 2.98 0.00 1.76 2.78 2.61 5.67 4.91 0.00 2.23 2.99 2.91 4.03 1.78 2.72 3.19 Medically treated injury frequency rate (MTIFR)1, 2 0.50 1.53 1.19 5.80 0.42 0.47 0.67 3.63 1.23 3.80 0.64 0.49 0.66 3.58 1.78 0.54 0.62 Total recordable injury frequency rate (TRIFR)1 4.36 11.02 9.53 7.25 3.78 4.76 5.24 10.66 6.14 5.70 5.01 5.21 5.07 7.61 10.65 4.90 5.10 Total recordable 686 36 16 5 369 255 878 47 5 3 501 322 768 34 6 472 256 Number of Section 54/ regulator work stoppages 59 6 0 0 28 25 83 4 0 0 39 40 105 3 0 77 25 Frontline work stoppages of unsafe work (%) 7 81% 100% 50% 93% 82% 80% 59% 96% * * 49% 62% * * * * * Total hours worked 157.2 3.3 1.7 0.7 97.7 53.6 167.6 4.4 0.8 0.5 100.0 61.9 151.5 4.5 0.6 96.2 50.2 * Note: Safety statistics include contractors. For site specific safety performance, see Group impact supplement, www.sibanyestillwater.com/news-investors/reports/annual/ 1 Per million hours worked: total number of injuries x 1,000,000 hours worked 2 Also referred to as treat-and-return injury frequency rate, which includes certain minor injuries 4 The SA gold operations recorded a fatal incident on 27 February 2022, this was however restated to the date of accident 21 October 2021, as per reporting protocol. Mr Madie (a contractor)) was injured during a scraping and rigging accident on 21 October 2021 and passed away as a result of his injuries on 27 February 2022 5 AUS region data for 2023 is from 01 March 2023 – 31 December 2023 6 US region data for Reldan for 2024 is from 1 March 2024 – 31 December 2024 7 Tracking the monthly average of frontline stoppages by the employees (crew and/or supervisors) started during 2022 at some operations (SA and US), with all regions (excluding Reldan) tracking during 2024 with the Group ending with 81% form the month of December 2024 (December 2023: 59%) OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SAFE PRODUCTION continued IR – 119 2024 – cumulative milestones achieved (by shafts, operations and the Group) 13 10 2 4 4 1 1 1 1 1 1 million 2 million 3 million 4 million 5 million 6 million 9 million 11 million 12 million 17 million

Safety performance: Contractors only 2024 2023 2022 Group US region EU region AUS region SA region Group US region EU region AUS region SA region Group US region EU region SA region PGMs PGMs Gold PGMs PGM Gold PGMs PGMs Gold Fatal injury frequency rate 0.05 0.00 0.00 0.00 0.03 0.13 0.12 1.03 0.00 0.00 0.00 0.26 0.03 0.00 0.00 0.00 0.09 Lost-time injury frequency rate (LTIFR) 2.51 8.05 8.69 0.00 1.74 3.90 2.42 6.18 9.77 0.00 1.91 2.95 3.07 3.95 20.03 3.36 2.16 Total injury frequency rate 4.37 21.47 27.81 57.86 2.40 5.21 4.29 20.60 70.86 0.00 3.25 3.41 5.11 19.76 140.18 4.34 2.97 Serious injury frequency rate (SIFR) 0.80 2.68 4.35 0.00 0.43 1.56 1.18 4.12 9.77 0.00 0.61 1.77 1.58 3.95 0.00 1.61 1.35 Medically treated injury frequency rate (MTIFR) 0.55 10.74 0.87 0.00 0.33 0.78 0.58 7.21 4.89 0.00 0.46 0.26 0.83 5.93 5.01 0.76 0.45 Total recordable injury frequency rate (TRIFR) 3.06 18.79 9.56 0.00 2.07 4.68 2.97 14.42 9.77 0.00 2.37 3.21 3.90 9.88 25.03 4.12 2.61 8.8 Our performance in perspective: SA peer comparison1 Company Serious injury frequency rate Serious injury frequency rate ranking Lost time injury frequency rate Lost time injury frequency rate ranking Fatal injury frequency rate Fatal injury frequency rate ranking PGM Sibanye-Stillwater SA PGM operations 1.76 2 3.36 3 0.05 2 Peer 1 2.79 3 3.21 2 0.06 3 Peer 2 0.91 1 1.45 1 0.038 1 Gold Sibanye-Stillwater SA gold operations 2.78 1 4.29 1 0.06 2 Peer 3.6 2 5.99 2 0.05 1 1 Rates are per million hours worked. Peers include: Harmony Gold, Amplats and Impala Platinum SA region: Recordable injuries by category 2024 2023 2022 SA region SA PGM SA gold SA region SA PGM SA gold SA region SA PGM SA gold Slip/trip & fall 130 76 54 150 91 59 125 83 42 Fall of ground 76 37 39 101 50 51 74 32 42 Tools & equipment 56 33 23 45 6 39 36 12 24 Struck by 46 32 14 67 65 2 81 81 0 Caught between 39 31 8 75 71 4 52 51 1 Material handling 46 26 20 43 18 25 56 25 31 Mobile Equipment 44 31 13 42 28 14 48 26 22 Foreign body 21 14 7 20 13 7 28 20 8 Winches & rigging 20 12 8 28 18 10 20 10 10 Other 145 76 69 252 141 111 208 132 76 Total 623 368 255 823 501 322 728 472 256 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SAFE PRODUCTION continued IR – 120

US region: Injuries by category 2024 2023 2022 US region US PGM Reldan1 US PGM US PGM Struck by objects (tools, equipment and others) 5 5 0 12 4 Strains/soft tissue injuries 7 5 2 5 4 Slips/trips/falls 11 8 3 7 7 Caught in/between 9 9 0 6 7 Rockfall 0 0 0 4 3 Operating equipment 1 1 0 4 5 Operating jackleg 0 0 0 0 2 Eye injuries 1 1 0 2 0 Chemical burns/other 2 2 0 6 2 Other 5 5 0 1 0 Total 41 36 5 47 34 1 US region data for Reldan for 2024 is from 1 March 2024 – 31 December 2024 EU region At the Keliber lithium project and at the Sandouville nickel refinery we continue to embed our safety approach as we further integrate the European region into Group standards and processes. EU region: Injuries by category Struck by objects (tools, equipment and others) 4 0 4 0 0 0 0 0 0 Strains/soft tissue injuries 2 1 1 0 0 0 1 1 0 Slips/trips/falls 6 0 6 4 3 1 2 2 0 Caught in/between 0 0 0 1 0 1 0 0 0 Rockfall 0 0 0 0 0 0 0 0 0 Operating equipment 0 0 0 0 0 0 1 1 0 Operating jackleg 0 0 0 0 0 0 0 0 0 Eye injuries 3 0 3 0 0 0 0 0 0 Chemical burns 1 1 0 0 0 0 0 0 0 Other 0 0 0 0 0 0 2 2 0 Total 16 2 14 5 3 2 6 6 0 2024 2023 2022 EU region Sandouville Keliber EU region Sandouville Keliber EU region Sandouville Keliber AUS region For 2023 (recording from its acquisition) Century operations has had a total of three recordable injuries. In terms of safety and health, the Australian region has shown a high level of readiness to comply with our Group minimum standards. AUS region (Century operation): Injuries by category 2024 2023 Struck by objects (tools, equipment and others) 2 1 Strains/soft tissue injuries 1 1 Slips/trips/falls 1 0 Caught in/between 0 0 Rockfall 0 0 Operating equipment 0 0 Operating jackleg 0 0 Eye injuries 0 0 Chemical burns 1 0 Other 0 2 Total 5 4 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SAFE PRODUCTION continued IR – 121

FUTURE FOCUS ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– GROUP The key safety focus for 2025 will remain on the three pillars of the Zero harm framework (enabling environment, empowered people, world class systems) with the following overarching objectives: • Embed the Fatal elimination strategy and evolve our Safety culture to achieve zero harm • Senior leadership safety capability building • Execution of digitisation and mobility strategy • Critical control management programme down to operator level AUS REGION • Critical control management programme down to operator level • Ongoing education of Group minimum standards • Update of DMS to align with governance of document control • Complete group minimum standards audit with Mt Lyell EU REGION • Increase the proportion of safety-based work stoppages at Keliber by operators and front-line supervisors, by improving the safety walk programme and starting safety pair activities • Continuing GMS maturity audits and closing gaps as the operations commence • Critical control management programme down to operator level SA REGION • Senior leadership safety capability building • Execution of digitisation and mobility strategy • Critical control management programme down to operator level • Dedicated focus on engineering risks US REGION • Closing actions identified from Group minimum standard gap analysis, to ensure readiness for full compliance • Improvement to reporting and tracking of safety and health data • Further improve Management of change within the operations • Continued effort to reduce risk through the use of leading indicator data • Critical control management programme down to operator level OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SAFE PRODUCTION continued IR – 122

HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE WHAT WE DID IN 2024 SUCCESSES • Sustained universal health coverage evidenced by less than 5% changes in medical scheme plans in SA region; extensive mental health services in our US region • Continued reduction in the number of tuberculosis (TB) cases and TB rates per 1,000 employees in the SA region • The Ending Workplace TB campaign awarded Sibanye- Stillwater for its dedication to enhancing TB care and prevention in the workplace • Over R2 billion to date has been disbursed through the Tshiamiso Trust to ex-gold mineworkers (and their families) who met the criteria for silicosis and work-related TB • Acknowledged by the SAIMM MineSafe awards for leading dust practice, earning the Leading Practice Adoption award • Reldan’s industrial hygiene programmes (including audiometric testing, medical monitoring, and annual blood lead testing) show no adverse work-related health effects CHALLENGES • Ensuring wellbeing of our employees during the Group-wide restructuring • Slow regulatory approval in SA region for innovative healthcare financing and strategic fund pooling TARGETS AND KEY OBJECTIVES Metrics Performance Status See Universal health coverage across the business Percentage workforce covered 98% (2023: 97.6%) Met Page 125 SA region By 2034, 95% of all individual crystalline silica measurements are to be below1 0.03mg/m3, % samples &lt;0.03mg/m3 82.75% of all samples &lt;0.03mg/m3 New medium and short term target Page 129 An internal exceedance reduction target of 2.5% per annum with a limit of 15% samples exceeding 0.03 mg/m3 in 2025 aiming to reach the 5% target by 2029 By 2029, the operational/ process noise emitted by any equipment should not exceed104dB(A) No. of pieces of equipment exceeding 104dB(A) 16 pieces of equipment exceeded 105dB(A). New medium and short term target Page129 For 2025, identify noise sources above 104 dB(A) and develop a five-year data driven noise source reduction strategy 1. Mine Health and Safety Council milestone Our sustainability theme anchoring the chapter: People Alignment with UN SDG 3.3, 3.4, 3.7, 3.8 MATERIAL MATTERS M2 Safety and Health M3 Licence to operate APPROACH –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– The safety and health of our employees is our priority. We strive to ensure that our safety protocols and policies are robust and that they consider all potential risks in the work environment. We encourage employees to take responsibility for their own safety and wellbeing, as well as for that of team members; and we provide them with a sound understanding of health and safety risks in order for them to do so. Our South African and US operations have health and safety committees, with our AUS and EU region having safety representatives in place, by which employees share concerns and suggest solutions to health and safety challenges. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 123 ENSURING SAFETY AND WELLBEING

In 2024, at the SA region, we spent R104 million on primary healthcare, R87 million on occupational healthcare, R6.97 million on employee wellbeing and R29.7 million on emergency medical services (2023: R94 million on primary healthcare, R79 million on occupational healthcare, R6.7 million on employee wellbeing and R29 million on emergency medical services). Additionally, in 2024 our Australian region invested A$480,200 into employee health and wellbeing (2023: A$581,827). Australia has a universal healthcare system called Medicare, which provides access to health services at little to no cost for Australian citizens and permanent residents. In 2024, Reldan spent US$62,173 on preventive occupational health initiatives, and US$962,127 on primary healthcare and wellbeing services, including life insurance, an employee assistance programme (EAP), medical insurance, health savings accounts, mental health risk assessment, and telemedicine services. Given that the US government does not provide universal healthcare, the US region has healthcare partners that provide primary care and speciality care for employees and their families. In 2024, the US PGM operations spent US$42.4 million on medical, dental, vision, life insurance, accidental death and dismemberment insurance, EAP and other wellbeing benefits. The operations partnered with a local hospital in Montana to assist employees with fertility treatment and family planning. Through Lyra Health EAP we continue to provide strong mental health and wellbeing support to our employees and their families, including support during the restructuring process. In Finland, employees are covered by free public healthcare. In addition, the Keliber lithium project offers comprehensive occupational healthcare, which also includes medical care. In 2024, Keliber spent €121,960 on these healthcare services. Keliber also offers voluntary healthcare insurance. The cost of the insurance was €50,780 in 2024. France has a public health care system that covers most medical costs. Sibanye-Stillwater offers an additional health insurance to its employees. Healthcare offered to employees across our operations include: • Occupational health resources that assess risks, determine fitness to work, and manage disease and rehabilitation • Primary healthcare access inclusive of onsite centres with doctors and nurses managing cases in some operations • The EAP that includes counselling for employees and immediate family. In the South Africa region, these services are provided by Lyra Well-being through a 24/7 multilingual toll-free call centre and on-site social workers. In other regions, EAP services are available through different providers • Emergency medical services equipped with paramedics and 24/7 rescue capability • Hospital network with specialised care for trauma care, occupational injuries and diseases, and other non-occupational medical conditions • Employees and contractors engaged in risk-prone occupations are required to participate in an annual medical examination; non-risk workers also undergo medical surveillance at least every second year ACCOUNTABILITY, GOVERNANCE AND ASSURANCE GOVERNANCE ACCOUNTABILITY Board • Safety and Health Committee • Social, Ethics and Sustainability Committee • Audit Committee C-suite • The Sustainability Committee • Chief Regional Officers Operational • The Group Champion Health and Safety oversees health and wellbeing programmes at Sibanye- Stillwater • At the US operations the Senior Safety Manager oversees the work environment to ensure employee health and wellbeing. On site safety managers provide support to the Senior Safety Manager • Dedicated health and safety officers see to it that our health and safety programmes are effectively implemented KEY POLICIES, PROCEDURES AND POSITION STATEMENTS (List not exhaustive, only key policies listed) Group • Health and safety policy statement • Mandatory code of practices and standards in place (e.g. COVID-19 standards) South Africa • Adaptation of Group Health and safety policies • Adoption of Group minimum standards and procedures • Mandatory codes of practice and standards in place. These include: emergency preparedness, thermal stress, airborne pollutants, flammable gas, and noise United States • Mine Health and Safety Administration directives to ensure compliance to regulations • Adaption of Group Health and Safety Policy • Adoption of Group Minimum Standards and Procedures Europe • Compliance to European Agency for Safety and Health at Work ( EU-OHSA) • Adaptation of Group health and safety policy • Adoption of Group minimum standards and procedures Australia • Compliance to Mining and Quarrying Safety and Health Act 1999 • Compliance to Group Health and safety policy • Roll out of Group minimum standards and procedures ASSURANCE AND REVIEWS (Evaluation) • External limited assurance on selected key sustainability performance indicators • Several external agencies conduct health performance verifications such as Registrar for Medical Schemes, the Mine Safety and Health Council, Montana Department of Labor and Industry, Department of Health and the Department of Mineral and Petroleum Resources) • In the SA region audits are conducted relating to the Compensation for Occupational Injuries and Diseases Act (COIDA), Occupational Diseases in Mines and Works Act audits for TB and silicosis cases • At the US PGM operations the Blue Cross and Blue Shield of Montana and the brokers and actuaries for Hub International insurance review our performance • In France, compliance with occupational health laws is enforced by the labour inspectorate • In Finland, compliance with occupational safety and health laws are enforced by regional state administrative agencies • Queensland, Australia, is overseen by Resources Safety and Health Queensland (RSHQ); compliance audits are submitted to RSHQ, with any exceedances investigated and findings shared with the department OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR – 124

SDG 3 UNDERPIN SA REGION’S HEALTH STRATEGY 2023-20251 2026-2030 • National Health Insurance (NHI) policy • Health financing (pooling) • Primary healthcare access; occupational health services and wellbeing • Primary healthcare and secondary healthcare access • Occupational health clinics network • Enhanced data driven occupational health services and wellbeing efficiency 1 Timelines could potentially be impacted due to government rollout regressions Sustaining occupational health access Our operations continue support for the reforms and capacitation of the Medical Bureau of Occupational Diseases through the Minerals Council of South Africa grants. Certification of current and ex-employees is key to ensure eligible people get their compensation. The Occupational Diseases in Mines and Works Act (ODMWA) bill has not been through the legislator thus leaving gaps identified in order to secure sustainability of some aspects of the current act. HEALTHCARE PROVISION ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Medical schemes Universal healthcare coverage is the subject of UN SDG 3.8, to which Sibanye-Stillwater subscribes. In 2013, only 8% of our employees had a medical scheme membership; as of 2024, 98% of our employees in South Africa are on a medical scheme (2023: 95%). Across the Group over 97% of employee has some form of medical coverage. 3.8 SA region Access to care: Sibanye-Stillwater aims for all employees to be members of a registered medical scheme, whether it is in the capacity of a principal member or of a dependant on a spouse’s medical scheme. We are improving access to care with digital technologies (telemedicine) that connect employees with preferred providers. Quality hospital/clinic care: Sibanye-Stillwater uses preferred trauma facilities for those injured on duty and for trauma-related incidents. Employees are triaged at the scene and directed to the appropriate care facility, with severe trauma being managed in level one trauma facilities. Our occupational health and primary healthcare services are subject to external and internal health audits. Effective healthcare: We monitor the performance of our providers against objective health targets. Non-communicable diseases, such as diabetes and hypertension, and communicable disease are monitored by our health teams. Financial risk protection: Annually we show the split between healthcare and non-healthcare expenditure to guide decision-making around important financial considerations such as out of pocket expenses incurred by employees. Our teams work with providers to reduce this burden, which we managed to do, from R140 million in 2022 to only R28.8 million in 2023. The SA region offers employees an in-house, multi- commodity medical scheme which helps them reduce their out of of pocket expenses. In our quest for sustainable health financing, a major milestone was achieved with the amalgamation of the two in-house medical schemes. See Care for iMali: Taking care of personal finance fact sheet, www.sibanyestillwater.com/news-investors/reports/annual/ Sources of healthcare funding (R million) 2024 2023 2022 SA region SA region SA region Total US region EU region AUS region PGMs Gold Total US region EU region AUS region PGMs Gold Total US region EU region PGMs Gold Medical schemes 2,586 775 3 — 1,090 718 2,626 733 — 0 1142 751 2266.3 88078 67 539 — 1008 719 Company- funded 951 678 4 — 153 116 849 629 — 0 115.22 104.84 719.35 54155 1 444 — 130.63 144.53 Compensation for occupational injuries and diseases1 363 N/A — N/A 193 170 379 N/A — N/A 197 182 289 N/A N/A 144 145 Occupational diseases in Mines and Works Act dust levies1 29 N/A — N/A 5 24 37 N/A N/A N/A 6.00 31.00 31 N/A N/A 4 27 Total 3,929 1,453 7 — 1,441 1,028 3,891 1,362 — — 1,460 1,069 3,306 984 — 1,287 1,036 1 The SA region’s cost is inclusive of the Rand Mutual Assurance (RMA) insurance. The EU region reflects the occupational health-related costs OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR – 125

Funding employee healthcare (number of employees) 2024 2023 2022 SA region SA region SA region Total US region1 EU region2 AUS region PGMs Gold Total US region EU region2 AUS region PGMs Gold Total US region EU region2 PGMs Gold Principal medical scheme members 56,634 1,175 344 0 32,908 22,207 62,944 1,775 269 0 36,656 24,244 63,656 1,774 230 35,170 26,482 Employees on medical schemes – Principal members (%) 98 96 100 — 98 98 98 95 94 — 98 97 99 97 100 98 100 1 US PGM operations do not include Reldan operations 2 For Sandouville refinery and Keliber lithium project 3.8 3.7 Mental health services In 2024, Sibanye-Stillwater’s MyWellness app continued to support healthy living and rehabilitation after illness or injury. Additionally, the Lyra Wellbeing HUB and LiveWell apps, introduced in 2023, offer personalised mental health support. We remain dedicated to enhancing mental health, monitoring employees’ wellbeing using the World Health Organization-5 (WHO-5) Wellbeing Index — a trusted five-point questionnaire that measures self-perceived psychological wellbeing. The next comprehensive WHO-5 assessment is scheduled for 2025. In response to ongoing mental health challenges, we have developed a comprehensive, trans-disciplinary strategy that ensures our programmes are holistic and tailored to the diverse needs of our workforce, reinforcing our commitment to a supportive and resilient workplace culture. In addition, we offer free and confidential psychosocial and specialised support to victims of gender-based violence (GBV) through our GBV reporting centres at our SA PGM and SA gold operations. See Our people, page 159. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR – 126 Employee at the SA gold operations

PERFORMANCE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– SA region SA region: Chronic disease risk classification1 2024 2023 2022 1 Criteria group 2 Criteria groups 3 Criteria groups More than 3 criteria groups Total % 1 Criteria group 2 Criteria groups 3 Criteria groups More than 3 criteria groups Total % 1 Criteria Group 2 Criteria Groups 3 Criteria Groups More than 3 Groups Grand Total % SA gold 2,764 2,703 1,398 333 7,198 27 4,072 2,694 1,644 421 8,831 23 4,387 3,171 1,955 500 10,013 27 SA PGM 5,088 5,022 3,075 1,066 14,251 33 7,659 5,944 3,437 1,245 18,285 37 7,219 6,020 3,384 1,188 17,811 36 Total 7,852 7,725 4,473 1,399 21,449 31 11,731 8,638 5,081 1,666 27,116 31 11,606 9,191 5,339 1,688 27,824 32 1 Chronic disease risk criteria categories include, amongst others, diabetes, hypertension, TB, occupational lung diseases, HIV, heart diseases, being overweight, kidney failure and carcinomas Tuberculosis (TB) South Africa is a high-burden TB country. As such TB is a key focus for the SA region and the Group is dedicated to eradicating TB from our operations through compulsory annual TB screening and case management. We have reduced TB at our SA gold operations from 832 cases in 2014 to 134 in 2024 (2023: 190). At our SA PGM operations, year-on-year active cases decreased from 149 to 104 in 2024. This equates to a TB rate of 5.06 per 1,000 employees at the SA gold operations and 2.37 per 1,000 employees at the SA PGM operations for 2024. In partnership with TEBA (an organisation that helps employers unlock the human potential of employees) we offer a post-employment TB programme that manages patients on exiting the mine, helping them maintain treatment. Sibanye-Stillwater is proud to be recognised with the Ending Workplace TB Exemplar Award in both 2024 and 2025, acknowledging our leadership in workplace tuberculosis (TB) prevention and care. This prestigious award highlights our commitment to protecting employees, their families, and communities by implementing effective TB screening, treatment, and awareness programs - particularly in our South African operations. As the global fight against TB intensifies, with over 10.8 million new cases annually, we remain at the forefront of corporate health interventions, ensuring access to life-saving healthcare while fostering a safer and more resilient workforce. This recognition reinforces our dedication to employee wellbeing and sustainable business practices, aligning with international efforts to eliminate TB. SA region: TB rates per 1,000 employees (new and retreatment cases) 2024 2023 2022 Total PGMs Gold Total PGMs Gold Total PGMs Gold Total TB 3.38 2.37 5.06 3.78 3.14 5.80 4.95 4.37 5.72 Pulmonary TB 2.87 2.17 4.04 2.99 2.68 4.58 4.19 3.94 4.53 Extra pulmonary TB 0.53 0.23 1.02 0.79 0.49 1.22 0.76 0.43 1.20 Cardiorespiratory TB 3.21 2.33 4.68 3.68 2.85 5.01 4.61 4.16 5.21 Multidrug-resistant TB 0.04 0.02 0.08 0.05 0.06 0.03 0.07 0.06 0.09 SA region: Number of new and retreatment cases of TB 2024 2023 2022 Total PGMs Gold Total PGMs Gold Total PGMs Gold TB 238 104 134 339 149 190 404 203 201 Cardiorespiratory TB 226 102 124 299 135 164 376 193 183 New cases of drug resistant TB 3 1 2 10 3 7 11 4 7 New cases of multidrug-resistant TB 3 1 2 4 3 1 6 3 3 3.3, 3.4 HIV/Aids We are committed to meeting the UN SDG goals for AIDS (SDG 3: ending Aids by 2030), noting the 2025 UNAIDS HIV targets: • 95% of people living with HIV (PLHIV) using combination prevention • 95% of PLHIV knowing their status • 95% of people who know their status initiating treatment • 95% on treatment being virally suppressed • 95% coverage of services • 95% of women having access to HIV and reproductive health services We have various initiatives to achieve these targets: • Compulsory annual HIV counselling and screening • Medical schemes reporting on linkages to treatment and status of viral suppression • Disease management programmes (run by medical schemes) for highly active antiretroviral therapy (HAART) • On average, 91.4%(2023: 84%) of HIV positive employees receive first line antiretroviral treatment • Employees exiting the organisation who are HIV/HAART patients are transferred to the state programme; alternatively, they remain on the disease management programme offered by their medical scheme OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR – 127

The number of HIV tests offered slightly decreased for 2024, with a total of 84,615 tests compared to 91,326 tests offered in 2023. However, the percentage of the workforce tested increased to 39% in 2024, up from 32% in 2023. Encouragingly, we observed a decrease in the percentage of employees testing positive, from 1.7% in 2023 to 1.4% in 2024. SA region: HIV, VCT1 and HAART (highly-active antiretroviral therapy) 2024 2023 2022 Total PGMs Gold Total PGMs Gold Total PGMs Gold VCT offered 84,615 53,049 31,566 91,326 56,397 34,929 92,127 50,577 41,550 VCT conducted 27,622 23,568 4,054 25,352 20,180 5,172 28,675 23,335 5,340 VCT test-positive 378 246 132 429 260 169 660 393 267 Proportion of workforce tested2 39 54 15 32% 41% 16% 33% 47% 14 % New recipients of HAART3 1,137 602 535 1,693 871 822 3,844 1,712 2,132 HAART patients alive and on treatment, total employees including category 4-9 employees4 12,818 7,978 4,840 13,948 8,933 5,015 14,620 8,796 5,824 Employees who have left HAART programme5 1,632 1,124 508 1,485 823 662 817 577 240 Note: Sibanye-Stillwater recognises the right of employees not to disclose their HIV status. 1 Voluntary counselling and testing 2 VCT conducted as a percentage of total workforce (employees and contractors) 3 HAART statistics only include employees on medical aid 4 Entry-level mining employees (Category 4-8) of the SA gold operations 5 Employees who left HAART programme within 12 months of starting antiretroviral therapy (including retrenched employees with ill health and any other labour-related terminations) 3.3 OCCUPATIONAL HYGIENE AND MEDICINE ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– SA region Heat-related illness Thermal stress and heat-related illness are serious risks for the SA region. Our policy for underground operations focuses on minimising exposure to wet bulb temperature above 31oC, which is 1.5oC below the legally allowed exposure of 32.5oC. To do so, we use underground ventilation and refrigeration systems, reviewed annually against planned production. As part of their annual refresher training, all underground employees are trained on standards and procedures regarding thermal stress, including safe declaration, withdrawal temperature limits, and stopping work without hesitation when temperatures exceed the limit. Managing high temperatures and dealing with heat stress are included in the non-negotiable rules for risk areas (i.e. our life-saving behaviours). These rules instruct employees to withdraw if the temperature reaches 32.5oC. We measure heat exceedances across two criteria: average stope temperatures and number of stope panels above 31oC. The mines at our US PGM operations do not generally experience heat-related issues. D e g re e s C e lsi u s AVERAGE STOPE WET BULB TEMPERATURE SA gold SA PGM Legal Limit Action Level 2012 2013 20142015 2016 2017 20182019 2020 20212022 2023 2024 0 5 10 15 20 25 30 35 Radiation exposure Radiation hazards in our mines are from naturally occurring radioactive uranium in the gold bearing reef. Our SA gold operations are regulated by the National Nuclear Regulator (NNR) which conducts audits as stipulated by the NNR Act 47 of 1999, and which mandates us to have a nuclear certificate of registration (COR). All the SA operations comply with COR conditions. The graph below shows our levels of compliance as per the NNR inspection audits conducted in 2021, 2022, 2023. The NNR have moved away from allocating a compliance index per audit / inspection. Directives are issued for areas of non compliance. During 2024, a verbal directive was issued to Kloof during an inspection with regards to the management of scrap. The noncompliance was closed out within the required timeframe. No other areas of non-compliance were raised across the other operations. Our SA gold operations are governed by a Radiation protection quality management policy, demonstrating our commitment to the sound management of radiological exposure. The NNR national dose register steering committee oversees the recording of radiation exposure nationwide. Our SA gold operations upload their quarterly radiation exposure to the national dose register. Our accumulated 2024 radiation exposure doses are well below the dose limit as set by the Safety Standards and Regulatory Practices (R 388) of April 2006, (20mSv/a for workers). Radioactive contamination of waste is negligible at our operations. However, all hazardous waste is disposed of responsibly. In 2024, 4,067 tonnes of contaminated scrap metal were released to NNR authorised scrap dealers (2023: 3,909 tonnes). See Planet: Minimising our environmental impact, page 203. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR – 128

SA region: Occupational diseases (number of cases reported and rate per 1,000 employees)2 2024 2023 2022 Total PGMs Gold Total PGMs Gold Total PGMs Gold Silicosis1 48 5 43 111 18 93 88 29 59 Silicosis rate per 1,000 employees 0.68 0.11 1.62 1.38 0.38 2.84 1.09 0.62 1.90 Chronic obstructive pulmonary disease (COPD) 8 0 8 35 30 5 32 26 6 COPD rate per 1,000 employees 0.11 0.00 0.30 0.44 0.63 0.15 0.40 0.56 0.19 Noise-induced hearing loss (NIHL) 225 75 150 236 83 153 264 101 163 NIHL rate per 1,000 employees 3.20 1.71 5.66 2.94 1.75 4.67 3.28 2.18 5.26 Cardiorespiratory TB (CRTB) 226 102 124 299 135 164 376 193 183 CRTB per 1,000 employees 3.21 2.33 4.68 3.73 2.85 5.01 4.68 4.16 5.90 1 Number of cases reported includes new and resubmission cases 2 Rates calculated based on actual cases expressed as a rate per 1,000 employees and contractors in service SA region: Occupational health management 2024 2023 2022 Total PGMs Gold Total PGMs Gold Total PGMs Gold Medical surveillance and certificate of fitness examinations – total1 169,951 106,288 63,663 224,822 123,427 101,395 171,455 106,787 64,668 Employees 123,658 75,280 48,378 172,105 92,530 79,575 123,742 73,646 50,096 Contractors 46,293 31,008 15,285 52,717 30,897 21,820 47,713 33,141 14,572 Days lost due to health-related absenteeism 820,668 495,344 325,324 925,342 572,940 352,402 892,980 586,982 305,998 1 Excludes heat tolerance screening (HTS) testing Cases and claims: Medical Bureau for Occupational Diseases, and Compensation Commissioner for Occupational Diseases 2024 2023 2022 Cases assessed by Medical Bureau for Occupational Diseases (certification) 16,869 12,059 8,706 Sibanye-Stillwater's claims processed by Commissioner for Occupational Diseases 1,255 962 789 Claims processed by Compensation Commissioner for Occupational Diseases 6,063 5,319 6,086 Total paid only to Sibanye-Stillwater beneficiaries (R million) 70 33 18 Total paid to industry beneficiaries including Sibanye-Stillwater beneficiaries (R million) 386 201 136 Noise-induced hearing loss (NIHL) We are aligned to the noise exposure controls as per Mining Industry Occupational Safety and Health (MOSH), a public-private industry body that promotes best practice in dealing with falls of ground, transport and machinery, and dust and noise. The Group has seen an overall downward trend in occupational noise and resultant noise induced hearing loss (NIHL) cases since 2019. This downward trend is attributed to interventions to engineer out the risk (noise control at source) and compulsory hearing protection devices (HPDs). Our key focus areas for 2025 include the identification of noise sources above 104 dB(A) – in line with the South African Mine Health and Safety Council noise milestones and the development of a five-year data driven noise source reduction strategy. The national average for exposure above 85 dB(A) is 58%, which is in line with our SA gold operations (56%). However, our SA PGM operations are at 86% for exposure above 85 dB(A). Until technology advancements enable us to reduce exposure levels to below 85 dB(A), we will remain dependent on HPDs to protect workers’ hearing. Our hearing conservation programme is aligned with the Mandatory Code of Practice for noise, as per the Mine Health and Safety Act. This includes silencing of equipment, risk assessments, monitoring and measurement, personal protective equipment, investigation of any deterioration in hearing above 5%, and medical surveillance. Initiatives to reduce noise at our SA region include: 1. Buy quiet strategy as per industry best practice 2. Moulded hearing protection devices 3. Auditing and monitoring of critical controls for noise 4. Tightened access control to areas with high noise levels 5. Monitoring hearing protection compliance in noise demarcated areas In 2024, our SA PGM and SA gold operations recorded 75 and 150 NIHL cases, respectively. This compares to the 2023 figures of 153 NIHL cases at our SA gold operations and 83 NIHL cases at our SA PGM operations. Six NIHL cases of which four were reportable were reported at our Stillwater mine in 2024. There were no NIHL cases for the EU region, the AUS region, or Reldan. Silica, dust and airborne pollutants Silicosis (an occupational lung disease caused by long-term inhalation of dust particles) is of concern at our SA gold operations. South Africa’s deep-level gold mines, where quartz concentrations are high, present a risk for silicosis and increased susceptibility to TB. Dust at our SA PGM operations has very low silica content and is well controlled, presenting negligible regulatory or health risks. At our SA operations, employees’ exposure to airborne pollutants is monitored in line with the relevant DMPR codes of practice. In 2024, our internal target for silica dust exposure aligned with the 2024 MHSC milestone was no more than 5.0% of samples to exceed 0.05mg/m3. South Africa’s legislated occupational exposure limit is double this (i.e. 0.1mg/m&sup3;). Our new target aligns to the MHSC OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR – 129 standard of &lt;5% samples exceeding 0.03mg/m3 We did not meet the 2024 target at our SA gold operations, 7.86% of samples exceeded 0.05mg/m&sup3; (2023: 6.95%). This increase was due to maintenance of tip filters at our Kloof operations and a burst mud column and backfill spill at our Driefontein operations. Focus has been intensified and action plans compiled, implemented, and continuously monitored to ensure the engineering controls as preventative measures are operating effectively to rectify these issues. In 2024, we recorded 43 silicosis cases at our SA gold operations (2023: 93 cases). For 2024, our silicosis rate at our SA operations was 0.68 per 1,000 employees (1.4 in 2023). We have installed real-time dust monitors across our SA gold operations. The data from these dust monitors is automatically collated and reported via QlikView. (This information is also available on our SCADA data system.) We conduct investigations for each exposure that exceeds 0.05mg/m&sup3;, and our interventions have led to a consistent reduction in silicosis rates at our operations. For more information on ambient dust management see Planet: Minimising our environmental impact, page 182. Tshiamiso Trust The Tshiamiso Trust was established in 2020 and became operational in 2021 (delayed by the COVID-19 pandemic). It gives effect to the agreement reached between six mining companies (of which Sibanye-Stillwater is one) and claimant attorneys in an historic silicosis and TB class action. The Trust compensates eligible current and former mineworkers from certain gold mines in southern Africa with permanent impairment due to silicosis or work-related TB, or their dependants if the mineworker has passed away as set out in the terms of the Trust Deed. To date the Tshiamiso Trust has disbursed over R2 billion to effected parties. This groundbreaking achievement represents a positive impact on more than 21,200 families, and marks the largest payout ever made by a compensation organisation in this sector. By 2024, over 40,000 claims linked to Sibanye-Stillwater have been lodged. About 37% of these claims were on behalf of the deceased claimants. About 8,000 of the Sibanye-Stillwater linked claims were found ineligible. The Trust reported a total of 4,742 claims paid in its 2024 financial year linked to all companies on whose behalf it was established. 91% of the paid claims were for ex-mineworkers, from certain gold mines. The trust continues its mandate of compensation of eligible claimants. More information can be obtained from the website: www.tshiamisotrust.com Soluble platinum salts (chloroplatinates) Chloroplatinate salts are potent skin and respiratory sensitisers that can result in the clinical syndrome of platinum salt sensitivity (PSS). This induces symptoms typical of a type I allergy, the most significant of which is asthma. Once sensitised, the worker may need to be removed from an area where chloroplatinates are present. We have several initiatives at our SA PGM precious metals refinery, where PSS is a risk, to reduce exposure and to achieve the industry standard occupational exposure limit (OEL) of 2,000 nanograms/m3. (Noting that there are voices in the industry calling for a reduction to this limit.) Our initiatives include stringent housekeeping standards, spillage management, hand washbasins in canteens, automation of sampling equipment limiting manual handling of salts, and real-time dust and ventilation monitoring. Other interventions planned as part of a five-year plan include: • Local extraction and dilution ventilation • Resin technology for PGM separation • Chemical reduction of salts • Alternative filtration technology • Gas and fume containment technology In 2024, we had four cases of PSS, the same as in 2023, with the sufferers displaying mild symptoms. The PSS cases have been consistent on an average basis during the last ten years, and our trend follows that of other member IPA refineries, both locally and oversees. Diesel particulate matter (DPM) Diesel-powered equipment in underground operations poses health risks in terms of over-exposure to DPM. In underground mining, total carbon has historically been used as a surrogate for DPM. However, recent findings suggest that elemental carbon is a better indicator. While total carbon encompasses a wide variety of organic compounds, elemental carbon specifically refers to the graphitic carbon produced from incomplete combustion, making it a more accurate measure of diesel emissions. Diesel is the sole source of sub- micrometre elemental carbon in these environments, prompting legislators to shift their focus towards this metric. South Africa currently has no legislated OEL for DPM. However, as published by 28 March 2025 by DMPR regulators will impose the OEL for elemental carbon at 0.1mg/m&sup3;, which aligns with our internal target. Our primary focus in dealing with DPM is the installation of diesel particulate filter (DPF) installation progress at the SA PGM operations is at 92% for primary movers (LHDs and UVs). With the reinstallation of the diesel particulate filters, a significant decrease in elemental carbon exposure has been observed with average exposure results at the end of 2024 below the internal limit and anticipated new occupational exposure limit of 0.1mg/m3 elemental carbon. Unfortunately, the filter units installed on primary movers do not work on secondary movers (drill rigs, bolters and light duty vehicles). We are considering new types of filters that are suitable for the secondary movers, and conducting tests accordingly. Current controls for DPM exposure include vehicle maintenance, the use of low-sulphur diesel, occupational hygiene monitoring, personal protective equipment (including respiratory protection), and dilution ventilation. Following two incidents in January and April 2023, where DPM filters melted due to extreme heat, we introduced new technology: ultra- web nano fibre filters, a vehicle management system for automatic vehicle shutdown, vehicle management plans that limit the number of vehicles based on available ventilation. Occupational health and hygiene standards We are participating in an industry-wide collaboration to develop new occupational health and hygiene standards for the mining sector. These standards address critical risks based on occupational health prevalence rates, occupational hygiene, and ventilation risks (consequence and frequency). The key areas we are focusing on are: • Infectious disease control (pandemic preparedness, response to diseases caused by biological agents such as TB, COVID-19, and malaria) • Musculoskeletal disorders (e.g. hand-arm and whole-body vibration) • Mental wellbeing • Fatigue management • Occupational dermatitis • Medical emergency preparedness and response • Noise and noise-induced hearing loss • Exposure to diesel particulate matter • Welding fumes • Silica and silicosis OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR – 130

• Thermal stress (heat) and ventilation/cooling control • Potable water quality • Sanitation (e.g. toilets) Four of these standards including fatigue management, noise and noise induced hearing loss, silica and silicosis and welding fumes, were finalised in 2024, with the remaining to be finalised in 2025. Sibanye-Stillwater’s integral wellbeing programme provides comprehensive support to employees and their families during acute illness or crisis. The programme coordinates care through collaboration with internal stakeholders and external partners, including Rand Mutual Assurance (RMA) and other medical schemes. This integrated effort provides the physical and mental support employees, and their families need, fostering a healthier and safer environment for all. US REGION –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– US legislation stipulates DPM must be less than 0.16mg/m3 for total carbon. To ensure compliance, each mining operation has an industrial hygienist to monitor controls and employee exposures. Our DPM reduction strategy has a three-pronged approach: diesel engine maintenance, provision of adequate dilution ventilation, and operational discipline such as traffic management. Clean fuel initiatives have been implemented at both mines, including filtering closed-loop systems in storage areas. Routine sampling was conducted throughout 2024, and sample results continue to demonstrate that our DPM mitigation practices are yielding the desired results. Reldan has an industrial hygiene sampling programme in place that monitors 26 distinct parameters specific to its operation. This programme includes quarterly IH sampling across departments, based on exposure levels from previous testing. The sampling frequency allows for compliance with both regulatory standards and certification standards, the latter of which may be more stringent than the regulatory requirements. Employees working in high-risk areas are provided with personal protection equipment (PPE) to minimise exposure. Additionally, all employees in high-hazard areas are provided biannual medical surveillance physicals, along with pre-employment baseline testing, to ensure any potential exposures do not have adverse impacts. Radiation exposure All our US operations have a radiation safety programme. A dedicated radiation safety officer monitors radiation levels by means of nuclear gauges. We comply with guidelines issued by the Nuclear Regulatory Commission. Reldan is registered with the Pennsylvania Department of Environmental Protection’s Bureau of Radiation Protection. This registration currently includes five pieces of on-site radiation- producing equipment. Title 25 PA Code Section 227.12a(d) requires that Reldan perform annual area surveys of its analytical equipment to confirm there is no detectable radiation leakage during the energised operation of this equipment. Title 25 PA Code Chapter 227.12(e) requires registrants to perform and document safety device inspections and checks at least annually. No issues were observed during the 2024 annual survey. Noise-induced hearing loss The US PGM operations’ dedicated hearing conservation programme provides training on the effects of noise as well as the use of PPE. We conduct annual hearing tests on full-time employees. Several forms of noise protective equipment are available at our US operations. Reldan has a hearing conversation programme that exceeds the regulatory standards. Reldan requires hearing protection in areas where the noise levels exceed 80 dB(A). We provide various types of hearing protection to our employees, to ensure they are a good fit. Annual training and audiometric testing of our employees is in place. No NIHL cases were identified. Respirable Crystalline Silica Our US operations have very low silica dust content, which is well contained, presenting negligible regulatory or health risks. Our US operations are below the new MSHA permissible exposure limit of 50mg/m3. A compulsory medical review is required for employees at the refinery, adapted to their risk exposure category, and a hearing test is part of the review. EU REGION –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Sandouville Noise-induced hearing loss Several choices of protective equipment are available to employees. In addition, many of our training and awareness programmes inform employees about occupationally related risk and what rules to apply to mitigate the risk. Dust In 2023, we carried out a new dust measurement initiative. The aim was to identify the workstations with a high risk of dust inhalation and to define actions to reduce the dust load in the working environment. To this end, we installed 21 mobile measurement devices (attached to operators) and nine fixed measurements devices. We also assess employees’ potential exposure to nickel through regular blood testing. Radiation Use of radiation equipment in France requires a permit in accordance with Decree no. 2018-437 on the protection of workers against the risks arising from ionising radiation. A radiation protection officer is trained and officially designated to manage radioactive sources and protect workers from ionising radiation. Keliber lithium project Noise-induced hearing loss Our noise-prevention programme identifies those working in risk areas (e.g. construction site supervisors) providing them with personal hearing protection. The planning of facilities considers noise risks. Dust The key risk related to both construction stage and operations is the crystalline silica dust that is classified as carcinogenic. This is considered in the process planning, with the first option being enclosing or otherwise containing dust-creating processes. The construction sites will have separate dust prevention programmes. We will continue co-operation with the Finnish Institute of Occupational Health to develop a comprehensive monitoring programme for occupational exposure during the ramp-up and operation of our plants. AUSTRALIAN REGION –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Century mine has an industry driven workplace medical that is now mandatory in mineral mines. This includes chest x-rays, hearing and lung function testing. Noise-induced hearing loss Multiple hearing protection options are available to crews to suit a varying noise exposure levels. Education on hearing loss is consistently communicated across site. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR – 131

Dust Annual third party testing is completed on site. This report is submitted to the governing body with any exceedances reported to Resources Safety & Health Queensland (RSHQ). Dust mitigation strategies are active across site and educational programmes are embedded in area inductions. Lead exposure Last year we had: Inspectors from RSHQ visited site to audit our compliance to blood lead sampling frequency and exposure levels. Both inspectors were pleased with our management of lead on site and gave advice on how to address short term visitors who are not monitored for blood lead levels. AWARDS In November 2024, Sibanye-Stillwater's SA gold operations were acknowledged for our dust leading practice adoption, earning the industry Leading Practice Adoption award. For more about our other safety awards, please see page 111. FUTURE FOCUS ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– AUS REGION • Annual exposure monitoring for RCS, lead and noise • Compliance to RSHQ blood lead levels and reporting • Face fit testing ongoing • Healthy habits programme • Enhanced access to comprehensive well-being support services through the EAP, which includes robust mental health support EU REGION Finland • Annual exposure monitoring for dust, crystalline silica and noise. • Including Critical Controls Audits in Safety walk programme • Achieve the criteria to obtain the Finnish “Traffic Safe Workplace” recognition • Launching Safety pair activities to enhance safety co-operation • Enhanced access to comprehensive wellbeing support services through the EAP, which includes robust mental health support France • Investigate hazards linked to potential new reactants and new processes developed in the GalliCam project • Enhanced access to comprehensive wellbeing support services through the EAP, which includes robust mental health support SA REGION • Sustained regulatory compliance through adoption of medical technologies, audits and total quality improvement programmes • Improved access to care through strategic financial restructuring, pooling of medical scheme contributions, and the integration of digital enabling technologies • Enhanced and equitable access to comprehensive wellbeing support services through the EAP, which includes robust mental health support • Improved labour availability through management of incapacity, sick leave and quality people-centered healthcare • Group minimum standards on occupational health and hygiene are planned for completion in 2025 US REGION • Enrichment of understanding and use of the four-layer risk management • Enhancement of contractor control management • Improved management of change practices with inclusion of risk management principles • Improved leading indicator data management with upgrades to digital technologies • Enhanced access to comprehensive wellbeing support services at Reldan through the EAP, which includes robust mental health support OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR – 132

OUR PEOPLE WHAT WE DID IN 2024 SUCCESSES • Total percentage of female employees increased to 18% (2023: 17.2%) • Strengthened focus on values: safety, accountability, and respect • Finalists for both the Gender Mainstreaming awards and the Standard Bank Topco Gender Empowerment awards • Integrated and aligned newly acquired business entities' people and culture processes effectively • Established responsive and globally integrated talent and succession management CHALLENGES • Resolving the effect of restructuring activities on employee morale • Budget constraints have limited the ability to deliver on planned leadership programmes. The challenge remains to balance financial limitations, while ensuring meaningful development opportunities • While successful, securing a one-year wage agreement with unions at SA gold operations proved resource-intensive OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SIBANYE-STILLWATER COMBINED INTEGRATED REPORT 2024 133 INCLUSIVE, DIVERSE AND BIONIC

APPROACH –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Our greatest asset is our people, and we are committed to providing opportunities for career growth. Attracting and retaining talented individuals, particularly in key mining roles, is crucial to our success, but challenging in a competitive environment where scarce skills and experience are highly sought after. We aim to promote an inclusive culture that celebrates excellence. We prioritise open, constructive engagement with employees and labour representatives across all our regions. In terms of our work environment, we empower and give responsibility to our workforce to take an active role in maintaining a safe and efficient workplace. We are dedicated to embedding a values-based culture in the workplace, in support of the Group’s health and safety imperatives and its vision To be a leader in superior shared value for all stakeholders. In this regard, we have changed the name of our Organisational development function to People effectiveness and culture change. This change highlights the importance of Group morale and the dynamism and expertise of our workforce, given our ambitious strategy, and our purpose to safeguard global sustainability through our metals. Key to our HR and culture goals is for employees to attach meaning to their efforts, contextualising their work commitments within our broader strategic differentiator of being Recognised as a force for good. Our human resources strategy includes a strong emphasis on developing leadership and on assessing the strengths and capabilities of leaders, ensuring we have the right people in the right key roles; and ensuring that our leaders have the wherewithal to manage change. TARGETS AND KEY OBJECTIVES Metric Performance Status See Group For 2024, increase the overall percentage of women in mining to 18% (base year 2023)1 % women 18.0% (2023: 17.2) Met Page 142 By 2025, to have 18.2% women across the Group New short term target; Page 142 For 2024, increase women in management to 28% (base year 2023) 28.4 (2023: 26.4) Met Page 142 By 2030 to have 22% women working at Sibanye-Stillwater and 34.1% women in management New medium term target Page 142 SA region By 2025, have 62.9% of historically disadvantaged people in management1 % HDP 62.3% 2023: 59.8% New short term target Page 145 1 HDP representation in management middle management (Paterson grading D-band and above) excluding Board and corporate office Our sustainability theme anchoring the chapter: People Alignment with UN SDG 1.1, 3.7, 4.4, 4.6, 5.1, 5.2, 5.5, 8.5, 8.8, 10.3, 10.4, 11.3 See the supplementary disclosure – Progressing the UN’s SDGs at www.sibanyestillwater.com/news-investors/reports/annual/ MATERIAL MATTERS M15 Advancing core skills, inclusion and diverse talent OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 134

Our Employee value proposition Sibanye-Stillwater recognises the importance of its employees as key stakeholders in the business; and as playing an important role in the Group’s profitability and longevity. The People at Sibanye-Stillwater model, anchored by our Employee value proposition, is aimed at creating superior value for our employees. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 135 OUR 3D STRATEGY l&#9;Purpose, vision and values l&#9;Operating model l&#9;Inclusivity Employee value proposition framework DIVERSITY, EQUITY, INCLUSION AND BELONGING AND SAFE WORK ENVIRONMENT COMPETITIVE REWARDS AND RECOGNITION REWARDING CAREER EXPERIENCE (GROWTH AND DEVELOPMENT) SOCIAL CONNECTEDNESS • Values and culture • Transformation and diversity • Work arrangement flexibility • Healthy, safe, productive and enabling environment • Enabling and engaged leadership • Sustainable future • Gender inclusivity • Appreciation and acknowledgement of performance excellence • Market-related, competitive remuneration and benefits – pay – incentive (short and long term) – production bonus – benefits • World-class training • Talent management and succession planning for employees at all levels – coaching and mentoring – leadership development • Encourage and support women in mining • Corporate social responsibility • Employee volunteering (community outreach initiatives) • Employee health and financial wellbeing • Cooperative and trusting relations P IL LA R S

ACCOUNTABILITY, GOVERNANCE AND ASSURANCE GOVERNANCE ACCOUNTABILITY Board • Remuneration Committee • Audit Committee • Social, Ethics and Sustainability Committee • Safety and Health Committee • Nominating and Governance Committee Executives and C-suite • Chief People and Culture Officer who oversees and drives strategic direction of the human capital, remuneration and reward and people effectiveness and change functions. • EVP: Head of Human Resources • SVP: People Effectiveness and Change • Diversity, equity, inclusion and belonging Council Regional • Chief Regional Officers and operational heads are supported by human resources Operational • SA region HR Transactional service centres are centralised as per new operating model • Employment equity committees at each mining right area, with a centralised employment equity oversight committee • Gender-related matters progressed through various WiM committee structures within the Group; all operations have Gender working groups to address gender equality KEY POLICIES, PROCEDURES AND POSITION STATEMENTS (list not exhaustive, only key policies listed) • Human rights policy, including our commitment to no child labour and no forced labour • Code of ethics • Recruitment and selection policy • Remote working policy • Diversity, equity, diversity and belonging policy guideline • Policies aligned to the International Labor Organization (ILO) Conventions on Labor Standards South Africa • Harassment policy • Recognition agreements with organised labour • Procedure for dealing with harassment, Leave policy (includes parental leave) • Retirement policy • Employment equity policy and guidelines • Mining Charter III • Overtime policy as per local legislation • Various statutory regulations including legal appointments United States • Various statutory regulations EU region • Various statutory regulations • Adopted Group policy guidelines • Keliber operational policy • Keliber equality plan Australia • Various statutory regulations • Gulf Community Agreement • State-based workplace health and safety legislation ASSURANCE AND REVIEWS Sibanye-Stillwater’s HR performance is monitored and audited by several external agencies such as the Department of Employment and Labour (and in the US by the Department of Labor and Industry) and the DMPR. The South African Commission on Gender Equality, and the Human Rights Commission also externally review certain practices. Selected employment equity KPIs are externally assured (limited assurance). We conducted audits as per South African business policy and procedures, to create a baseline for our HR service delivery framework. As part of our comprehensive strategy to enhance diversity, equity and inclusivity, the US PGM operations report demographic workforce data, including race, ethnicity, sex and job categories, to the US Equal Employment Opportunity Commission on an annual basis. External assurance are also provided against the requirements of Initiative for Responsible Mining Assurance (IRMA), International Council on Mining and Metals (ICMM) and World Gold Council (WGC). OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 136

PEOPLE AND CULTURE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Values-based culture At the heart of our approach is the development of future-ready leadership that drives values-informed decision-making and organisational transformation. We strive to foster an environment that empowers individuals, promotes continuous learning, and encourages agility, resilience and adaptability in the face of change. This focus on people effectiveness ensures that as we evolve, we remain responsive to emerging challenges, while strengthening our culture and capabilities for sustainable growth. Employee engagement An employee engagement survey in the SA region in August 2024, received responses from 15,400 (27%) of the workforce, including both regional and corporate employees. The survey showed that employees recognised our efforts at making Sibanye-Stillwater an inclusive work environment that is welcoming to diversity and generally empowering of employees. Employees generally expressed pride in working for Sibanye-Stillwater, believing that their work is worthwhile (this category received the highest score). Overall, the results provided valuable insights into our efforts to foster a values-based decision-making culture. Remedial initiatives will remain a priority throughout 2025 across all regions, with progress reassessed in Q4. These actions will ensure that we continue to enhance employee engagement and strengthen our culture transformation. Values reignition To align our values with behaviour, we have launched the Values reignition programme, a leader-led initiative to strengthen values- based decision-making. The programme adopts a systematic approach, emphasising the critical role leaders play in driving cultural transformation and modelling desired behaviour. All regions are afforded the opportunity to adapt their Values reignition programme for local needs. A key feature of the programme is its focus on measurable outcomes, allowing us to track shifts in behaviour and culture. 180/360 Values assessment The design of an integrated 180/360-degree values feedback assessment process (linking feedback to performance) is underway. This initiative is a critical step in advancing our ongoing transformation and strengthening our values-based culture. By aligning behaviours with the iCARES framework at all levels, we aim to reinforce our values and drive continuous improvement in leadership and performance. Future-ready leadership The Group’s leadership development initiatives are designed to enhance values-based decision-making, build leadership depth, and expedite the development of high-potential talent. Through leadership initiatives we aim to empower leaders to navigate change, as well as model adaptive behaviours. These efforts are designed to create a culture where change is embraced as a way of working, fostering long-term sustainability and organisational success. Our leadership development portfolio consists of various initiatives: the Accelerated development initiative (ADI) aimed at VP and higher levels; the Enhanced leadership development (ELD) programme D/E-band; and levels D-band and higher (globally) have the opportunity to attend emotional intelligence (EQ) masterclasses. Although leadership development initiatives are mainly focused on the SA region, the US and AUS regions are now participating in certain programmes and select European leaders are engaged in various initiatives. In keeping with the Group’s commitment to creating a caring and supportive work environment, we are growing our in-house mentoring capability. The Crucial conversations programme equips senior and executive managers with the essential competencies and tools to mentor employees. A total of 14 leaders completed the Crucial conversations mentoring journey in 2024 (2023: 17). In 2024, cost-saving requirements resulted in various leadership development initiatives being delayed. However, there was some significant progress made, notably: • A pilot programme involving four leaders, of the Evalex Assessment process (an assessment system that can evaluate a range of competencies and provide strategies for growth) • Our Senior talent councils developed an assessment framework to identify employee potential and promote a viable pipeline of capable leaders OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 137 EBTT tailings hydro mining near Saffy shaft, SA PGM operations

Progress on current initiatives • ELD: 57 leaders (Females: 10x African, 1x Coloured and 5x White; Males: 17x African, 1x Coloured, 11x White, 1x Indian; Australian region x10; European region x2) completed in 2024, with 218 having completed the programme since 2021 • ADI 1: 13 leaders (Females: 2x African; and Males: 3x African, 1x Indian, 7x White) completed, with 22 scheduled to complete in March 2025 (170 total since 2020) • ADI 2: 10 leaders (Females: 3x African, 1x White; and Males: 2x African and 3x White and European region x1 completed, with two groups moved to 2025 (103 total since 2021) • EQ: 34 leaders (Females: 6x African, 4x White; and Males: 7x African, 12x White, 1x Indian; US region x4) completed in 2024, 199 in progress, and two groups moved to 2025 (74 total since 2022) • Crucial conversations: 14 leaders (Females: 3x African, 5x White, 1x Indian; and Males: 2x African, 3x White) completed, with one group moved to 2025 (32 total since 2022) • Steel woman programme: This programme was paused for 2024; 35 women (27x African, 8x White) have completed their qualifications, while four are still in progress (59 total since 2022) International participation: Our leadership development initiatives are available globally, with involvement from all regions. In the AUS region, the ELD programme conclude with one group in November 2024 (10 leaders completed and 12 in progress), while one leader is currently engaged in the EQ Masterclass journey. In the US region, one group is actively participating in the ELD programme. In Europe, one leader completed the ADI programme in 2024, with two leaders currently progressing through the ELD programme and one in the EQ masterclasses. This global expansion reflects the Group’s commitment to cultivating strong, coherent leadership across all regions. Frontline leadership development In 2024, we continued with our leadership development of frontline teams as part of our Safety culture programme. The programme embeds a culture of safety, while promoting team effectiveness. At the SA gold operations 152 of the 336 frontline teams (45%) completed phase 3 (the Reconnect phase) of the programme. The SA PGM operations saw 11.15%, 162 crews (out of a total of 1,428 at Kroondal, Marikana, and Rustenburg) complete phase 2 of the programme. This programme is most valuable for embedding our safety culture and in empowering frontline employees to stop work in unsafe conditions, supporting the journey to fatal elimination. Satisfaction ratings (derived from participant feedback) for these programmes ranges from 95.5% to 98.8%. For supervisory level we offer the Critical behaviour skills workshops, which we revised in 2024, and which saw 119 shift bosses from the SA gold operations and 144 shift bosses from the SA PGM operations go through the programme, contributing to their supervisory acumen. See Ensuring safety and wellbeing, page 116. Behavioural skills training (BST) BST was launched in 2023 and is aimed at enhancing leadership and teamwork capabilities for middle management. This programme has demonstrated a significant positive impact on skills, team dynamics, and improved culture, enjoying a 94% participant satisfaction score. In 2024, BST onboarded and trained 16 D-Band employees, with seven completing their workshops in Q4 2024. Virtual academy strategic conversations The Virtual academy is a digital platform that facilitates strategic conversations between C-suite and managers (supervisors and higher) across jurisdictions. The platform is also useful for leadership to address management en masse, in real-time. Sibanye-Stillwater Academy The Sibanye-Stillwater Academy offers a comprehensive suite of internal learning initiatives tailored to upskill our workforce and cultivate industry leaders for tomorrow. It is accredited by the Mine Qualifications Authority (MQA), confirming our rigorous standards in adult education and training, engineering, mining, metallurgy, and technical services. The programmes include: • Adult education and training • Leadership development • Internships and learnerships programmes • Skills acquisition Flexible working arrangements Sibanye-Stillwater has a flexible working arrangements policy that helps us retain high-calibre employees who prefer flexibility in their work arrangements. In most cases, this is applicable to corporate employees and for those in services-related functions who do not need to be on site daily. Our small office, home office (SOHO) policy, first implemented in 2020 in response to COVID-19 lockdowns, is available for those who can work remotely, which currently is about 1,185 (2024)* in the SA region, 12 in the AUS region, 128 in the US region, and 78 in the EU region. * Numbers of SOHO employees is based on the average number of employees who logged a work from home shift during  2024 Planning for 2025 We will implement OKRs (objectives and key results) — to establish team and individual goals that align with our corporate strategy. These will be facilitated through workshops, starting at C-suite level and cascading downwards. We will continue to extend our leadership development initiatives to the US, Australian, and European regions. Employee engagement remains a priority. We will share survey feedback to identify strengths and areas for improvement and take action based on these insights. Additionally, we are developing a pilot programme to integrate change management into leadership responsibilities, with training to be launched soon. Future plans include conducting an organisational climate assessment in 2025 and regularly measuring employee engagement. Our actions will continue to reflect our dedication to enhancing organisational culture, leadership effectiveness, and employee engagement, in alignment with our strategy. 5.1, 10.3 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 138

RESTRUCTURING ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Depressed commodity prices in a fast-changing global economy necessitated restructuring and cost-cutting measures across the Group. While all retrenchments are regrettable, it was necessary to ensure the sustainability of the Group and protect the Group balance sheet by restructuring loss-making and closing end of life operations. Further restructuring of the SA regional services functions was required to align with the reduced operating footprint and for greater regional sustainability. It is encouraging that the restructuring efforts undertaken in the SA, EU and US regions have improved profitability. In South Africa, large scale restructuring occurs in accordance with Section 189 of South Africa's Labour Relations Act, which outlines the employer’s obligations, emphasising the necessity of consultation with affected employees and their representatives. Effective stakeholder engagement (including joint monitoring committees of union representatives and management) is a key focus throughout the S189 process, and transparent communication with unions and affected stakeholders helped smooth the process. During 2024, we concluded restructuring of the SA PGM operations, which commenced in October 2023 and concluded in February 2024, resulting in the closure of Simunye shaft at the Kroondal operation and 4 Belt shaft at the Marikana operation (from April 2024) as well as the rightsizing of the Siphumelele shaft at the Rustenburg operation and Rowland shaft at the Marikana operation impacting 3,500 employees and 595 contractors, including support services employees at the SA PGM operations. Of these: • 1,924 employees were granted voluntary separation or early retirement packages and 93 fixed-term employees were released • Retrenchment avoidance measures included natural attrition of 729 employees • 586 employees accepted transfers to other shafts at the SA PGM operations • 53 employees went to care and maintenance operations • 115 employees could not be accommodated through the agreed avoidance measures and were retrenched, with 805 contractor employees also impacted The consequent restructuring of the SA regional services to align with the reduced operational footprint began in April 2024 and was concluded in July 2024 with final execution by end December 2024. The restructuring of SA regional services along with the closure of Kloof 2 plant and conditional continuation of the Beatrix 1 shaft potentially affected 3,107 employees and 915 contractors. Following S189 consultations with relevant stakeholders, 1,313 employees were transferred internally or placed in other positions, with 1,794 employees remaining impacted. Of these: • 665 employees elected voluntary separation packages, or early retirement packages and 20 fixed-term employees were released • Natural attrition of 128 employees occurred during the period • 564 employees accepted internal transfers • 352 affected employees were retained • 65 employees could not be accommodated through the agreed retrenchment avoidance measures, and were retrenched, with an additional 1,130 contractor employees impacted It was agreed that mining operations at Beatrix 1 shaft will continue on condition of there being no net losses on an average trailing three-month basis from 1 June 2024. Should this not be sustained, and subject to certain conditions, the shaft will be placed on care and maintenance. Beatrix 1 shaft employs 422 employees and 100 contractors. Restructuring the US PGM operations was necessitated to stem losses due to low PGM prices and to optimise efficiencies at these operations. Restructuring was announced in September 2024 and finalised in Q4 2024, resulting in the following outcomes: • Reduced headcount by ~636 (employees and contractors) • Stillwater West mine placed on care and maintenance • As part of the mitigation measures, we implemented a job placement programme The retrenchment and operational repositioning affected local communities, given the interdependent relationship with the local region. Efforts were made in coordination with Montana’s Department of Labor to ensure unemployment services and job placement activities were available locally for departing employees. We also organised a reverse career fair, where potential employers met and interviewed departing employees. Onsite EAP services were provided by Lyra during the 60 days leading up to the retrenchments. In addition, we increased our onsite financial counselling services for all employees during this time. We continue to promote Lyra and seek out means of addressing mental health and wellbeing concerns for our employees (and ex-employees on a continuation of benefits) and their families during these stressful times. In August 2024, it was announced that we would cease the processing of nickel matte at the Sandouville nickel refinery due to the structurally depressed nickel market and the ongoing losses at the plant. The last nickel matte delivery was received in early January 2025 and the refinery is expected to be fully ramped down by end of H1 2025. The potential refurbishment of the refinery to produce pCAM in future (the GalliCam project) is subject to a pre-feasibility study which is set to be completed before the end of 2025. Restructuring requires effective stakeholder engagement and, during such processes, emotional support services for those affected are also offered. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 139

OUR WORKFORCE PROFILE ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Workforce by operation at December 2024 2024 2023 2022 1Employees 2Contractors Total 1Employees Contractors Total 1Employees Contractors Total SA region Beatrix 4,896 920 5,816 5,085 1,183 6,268 6,218 1,694 7,912 Driefontein 8,331 1,383 9,714 8,190 1,624 9,814 8,373 1,557 9,930 Kloof 5,634 1,278 6,912 6,975 1,969 8,944 8,685 1,759 10,444 Burnstone 142 48 190 907 951 1,858 765 490 1,255 Cooke 517 373 890 485 565 1,050 480 486 966 SA gold operations 19,520 4,002 23,522 21,642 6,292 27,934 24,521 5,986 30,507 Kroondal (100%) 4,749 2,223 6,972 5,088 2,966 8,054 5,312 2,832 8,144 Rustenburg 12,003 2,431 14,434 12,603 3,269 15,872 12,648 2,980 15,628 Marikana 16,696 2,758 19,454 18,960 4,519 23,479 18,800 3,860 22,660 SA PGM operations 33,448 7,412 40,860 36,651 10,754 47,405 36,760 9,672 46,432 SA regional services6 2,869 2,928 5,797 2466 2223 4689 2593 1936 4529 SA region – total 55,837 14,342 70,179 60,759 19,269 80,028 63,874 17,594 81,468 US region5 Stillwater 435 37 472 1,010 121 1,131 1,081 492 1,573 East Boulder 367 72 439 464 70 534 449 263 712 Columbus Metallurgical Complex 130 7 137 184 10 194 199 89 288 Reldan operations 179 11 190 US regional services3 116 0 116 111 5 116 104 0 104 US region – total 1,227 127 1,354 1,769 206 1,975 1,833 844 2,677 EU region Sandouville refinery 202 60 262 206 60 266 200 0 200 Keliber lithium project 149 8 157 63 8 71 30 0 30 EU regional services 26 1 27 18 1 19 5 0 5 EU region — total 377 69 446 287 69 356 235 0 235 AUS region Century operations 236 28 264 230 24 254 Mount Lyell project 24 0 24 21 0 21 AUS regional services 14 0 14 13 0 13 AUS region — total 274 28 302 264 24 288 Corporate office 4 142 0 142 141 0 141 101 0 101 Group – total 57,857 14,566 72,423 63,220 19,568 82,788 66,043 18,438 84,481 1 Employees include permanent and fixed-term employees 2 Contractors exclude ‘free’ contractors (i.e. those paid for work performed as opposed to being paid per head) 3 Regional services in the US includes executive management located in the Columbus and Montana offices 4 Blue Ridge included 5 US region numbers include all contractors including “free” contractors 6 The consolidation of service structures within the SA region have moved the operational services to be part of the regional services, where it was historically classified under the different operations which attribute to the increase in SA regional service personnel year-on-year OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 140

Workforce by age SA region 18&lt;30 years 2,912 2,816 5,728 8% 3,359 4,268 7,627 10% 3,525 4,037 7,562 9% 30-50 years 39,371 9,582 48,953 70% 42,643 12,566 55,209 69% 45,246 11,328 56,574 69% &gt;50 years 13,554 1,944 15,498 22% 14,757 2,435 17,192 21% 15,204 2,229 17,433 21 % US region2 19&lt;30 years 115 0 115 9% 241 0 241 14% 254 0 254 14% 30-50 years 684 0 684 56% 1,019 0 1,019 58% 1,040 0 1,040 57% &gt;50 years 428 0 428 35% 509 0 509 29% 539 0 539 29 % EU region2 18&lt;30 years 48 0 48 14% 25 0 25 10% 20 0 20 9% 30-50 years 222 0 222 63% 174 0 174 66% 148 0 148 64% &gt;50 years 81 0 81 23% 64 0 64 24% 62 0 62 27 % AUS region2 18&lt;30 years 31 0 31 11% 31 0 31 12% 30-50 years 135 0 135 49% 133 0 133 50% &gt;50 years 108 0 108 39% 100 0 100 38 % Corporate office 18&lt;30 years 10 0 10 7% 13 0 13 9% 6 0 6 6% 30-50 years 91 0 91 64% 96 0 96 68% 68 0 68 67% &gt;50 years 41 0 41 29% 32 0 32 23% 27 0 27 27% 2024 2023 2022 1Employees Contractors Total % Employees Contractors Total % Employees Contractors Total % 1 Employees include permanent and fixed term employees 2 Ages of contractors at US, EU and AUS region not available EMPLOYEE TURNOVER ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– The annual employee turnover for the SA region was 9,078 (15.97%) (2023: 13.6%); and of this total annual turnover rate, 2.15% (or 1,222) were women (2023: 2.4%). The annual turnover for management level employees for our SA region in 2024 was 1,683 (2024: 2.96%; 2023: 2.8%), including 1,264 HDPs (2024: 2.22%; 2023: 2.1%) and 333 for women in management (2024: 0.59%; 2023: 0.6%). At the SA gold operations, the turnover rate was 17.30% (3,466); while at the SA PGM operations it was 15.60%;(5,289) (2023: 18.0% and 11.1%). For 2024, annualised turnover in the US region was 20.8%, 5.7% of the total being women, while the turnover rate among miners was 17.4% (2023: 16.4% and 11.7%, respectively). Turnover numbers do not include reductions related to the restructuring. High rates are attributed to a low unemployment rate and skills shortage in the state of Montana and the country as a whole — a shortage of mining, geological and artisan skills. A strong focus on training and retaining the required skills whilst simultaneously improving the conditions of employment are being prioritised. Our Reldan operations had an average turnover of 3.29% for the year, with 73 employees leaving the operations. The Sandouville refinery employee turnover was 7% (2023: 7.8%). Keliber lithium project’s turnover was 2,68%. The annual turnover for the AUS region stabilised to 18% (2023: 30.3%). The successful integration of regional operations with the Group has fostered a sense of stability post-acquisition. Furthermore, external factors, including the slowdown or cessation of operations by local mining companies, have alleviated the pressure of workforce poaching. In 2025, our focus will be on retaining key and critical personnel to support the potential extension of mine life and the restart of operations at the Mt Lyell Project. ABSENTEEISM ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Absenteeism is monitored monthly via an attendance management programme, which focuses on work environmental, personal and behavioural influencing factors. Employees struggling with personal issues, or health issues, are encouraged to seek assistance through our EAP. Employees struggling with work related issues are encouraged to address these through either line supervisors, the health, safety and wellbeing forums and or the relevant Human Resources supporting teams. Employees struggling with poor attendance behaviour are address through our poor work attendance remedial processes (return to work counselling session/s, addressing absence abuse (Bradford factors report, poor work attendance tribunal) and referring to formal corrective action hearings. I2024, the annual average absenteeism at the Sandouville refinery was 4.96% (2023: 4.08%), and 6% (2023: 1.34%1) in the AUS region. The SA region’s2 absenteeism average was 0.56% (2023: 0.50%). 1 Absenteeism rate = average number of employees x missed workdays/average number of employees x total workdays 2 SA region excluding corporate - absenteeism is defined as any shift scheduled for an employee to be at work where the employee did not arrive (AWOP) as a percentage of required at work shifts. (Absent without permission (AWOP) divided by total shifts) OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 141

DIVERSITY, EQUITY, INCLUSION AND BELONGING (DEIB) –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– We are committed to creating an equitable workplace where all employees, regardless of their background, can enjoy equal opportunities. In this regard, our Group DEIB Council (established in 2022 as the DEI council and renamed to include ‘belonging’) drives initiatives across all regions, ensuring that diverse voices are heard and valued. Our DEIB strategy is to be globally aligned and locally responsive, i.e. appropriate to the cultural and socioeconomic context of each region. The DEIB Council incorporates members from the previous Women of Sibanye-Stillwater (WoSS) leadership group. However, the strategic priority of WoSS remains a central focus within DEIB Council discussions, ensuring that the unique perspectives and priorities of women within the Group are appropriately addressed. Further, our WoSS initiatives are ongoing. These include podcasts and training sessions, a Women in Mining South Africa (WiMSA) symposium, awards events, consultation with the Henley Business School, and a roundtable dialogue hosted by the SA region under the theme Empowering Women for the Mine of the Future. Regional DEIB specialists, accountable to the Chief regional officers (CROs), are responsible for their regional DEIB strategies, and design, operationalise and track progress, providing feedback to the DEIB Council, which includes representation from all regions. 5.1, 10.3 SA region The Leading inclusively workshop equips leaders with the information and skills necessary to inculcate DEIB. Leaders are encouraged to demonstrate the required behaviours consistently. In 2024, the programme engaged 1,546 leaders (2023: 1,335). Additionally, the Women's’ voice programme empowers women at all levels in the organisation, giving them a platform to develop skills, connect with peers, and have meaningful discussions in a supportive environment. This programme reinforces our commitment to diversity, providing women with opportunities to share insights and strengthen their presence within the organisation. At the end of 2024, 438 women had attended Women’s Voice workshops. Pilot workshops were conducted at our key operations: Driefontein; Kloof; Beatrix: Marikana and Rustenburg. These workshops aimed to promote respectful workplaces through living the Sibanye-Stillwater values and, in so doing, address harassment and GBV in the workplace. Sibanye-Stillwater was the only mining company invited to participate in the IFC’s pilot programme in South Africa called the Respect@Work programme. Following the training, which was led by the Shared Value Initiative, training for all C-band employees and above was conducted. This online training was attended by 260 people and covered topics including harassment, bullying and the creation of inclusive workplaces. US region Consistently low palladium market prices led to retrenchment of 40% of our US PGM operations workforce in 2024, which has complicated our inclusivity efforts there. Long commute times to rural work locations and inadequate childcare infrastructure in the region also affect workforce statistics, as the lack of childcare resources and high costs of private childcare lead many mothers to reduce their work hours or resign. In response, we are exploring regional childcare resources, with a survey planned to assess employee needs. Inclusivity efforts in the US region must also exist within the US regulatory environment in which mandated diversity targets are disallowed or disfavoured. We continue to focus our efforts on eliminating barriers for protected classes and creating a workplace accessible to all at both our US PGM operations and our Reldan operations. EU region In June 2024, at our Sandouville refinery, the Group signed an agreement with unions on gender equality in the workplace. The agreement emphasises the need for KPIs to track, monitor, and report gender measures in terms of compensation, access to vocational training, and hiring. The agreement also includes a commitment to solve potential gender-related gaps, thus complementing the France Labour Code in terms of gender equality in pay (for same level of classification), and systematic pay rises for women coming back from maternity leave. At the Keliber lithium project, the DEIB plan is reviewed on an annual basis. AUS region In Australia, the DEIB strategy emphasises increased representation among historically underrepresented groups, with a particular focus on Indigenous Australians. As part of the broader objective to promote inclusivity, the Group is actively working to create pathways that grow Indigenous participation in the workforce. This includes targeted recruitment initiatives and partnerships with community organisations aimed at building long-term employment opportunities for Indigenous people. Gender representation is another critical area of focus for the Australian region, with efforts to ensure that women are better represented across all levels of the organisation. This includes improving overall representation of women and improving representation of women at management level. Growing female representation in the workforce The Group’s HR policies aim to increase female representation across all levels of the organisation. Key policies focus on: (i) the attraction, retention, promotion and development of females within the Group; (ii) combating GBV; (iii) cultural transformation to a more inclusive and diverse work environment at all all levels. We have a three-year horizon (starting 2024) to have 30% women in management for the Group (from the current 28.4%), with the aim to have 34.1% women in management by 2030. The overall female representation for the Group increased from 17.2% in 2023 to 18.0% in 2024. Female board representation is at 15.4% (2023: 31%), the decrease being the result of the resignation of Savannah Danson in March 2024. As noted in the Chairman/CEO letter on page 18, we wish to increase the female representation on the board to ensure the Board strikes an appropriate balance that promotes effective leadership. See Board and executive leadership, page 8. Promotion and recruitment of women In 2024, at the SA region (including the corporate office) a total of 763 (18.4%) women were recruited of a total 4,157 hires (2023: 1690, 31.0%, out of a total of 5,443). For Corporate office the percentage of women new recruits in 2024 was 58.33%. The age group distribution of our new hires was 969 below the age of 30 (2023: 1,761), 2,808 between the ages of 30 and 50 (2023: 3,459), and 380 over 50 (2023: 223). For our US region in 2024, 10 new recruits were women; while for the EU region in 2024, it was 16. In the AUS region, of the 48 new recruits in 2024, 12 were women. In 2024, for our SA region, 20.95% of promotions were women, while for Corporate office the percentage was 41.67%. See also page 144. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 142

SA region: Gender diversity per level in 2024 Female (number) excluding foreign employees % Female (number) including foreign employees % Board1 1 7.7 2 15.4 Executive1 6 14.3 6 14.3 Senior management2 48 21.8 49 22.3 Middle management2 317 31.2 323 31.8 Junior management2 2,300 24.4 2,335 24.8 Core and critical skills3 7,122 14.8 7,343 15.2 Non-core3 2,761 35.3 2,812 35.9 1 Refers to the Board including CFO and CEO. Executive management include all F and G Patterson bands, excluding CEO and CFO 2 South African operations including Corporate office 3 The definition for core and non-core to has changed to align to the Department of Employment and Labour’s definitions Gender diversity of employees (2024) 2024 2023 2022 Female % Male % Female % Male % Female % Male % SA region1 10,092 18.1 45,745 81.9 10,553 17.4 50,206 82.6 10,412 16.3 53,462 83.7 SA gold operations 3,263 16.7 16,257 83.3 3538 16.3 18,104 83.7 3,729 15.2 20,792 84.8 SA PGM operations 5,744 17.2 27,704 82.8 6080 16.6 30,571 83.4 5,718 15.6 31,042 84.4 SA regional services 1,085 37.8 1,784 62.2 935 37.9 1,531 62.1 965 37.4 1,628 62.6 EU region 78 20.7 299 79.3 55 19.8 223 80.2 47 20.0 188 80.0 US region 2 164 13.4 1063 86.6 181 10.2 1,588 89.8 183 10.0 1650 90.0 AUS region 36 13.1 238 86.9 30 11.4 234 88.6 Corporate office 63 44.4 79 55.6 62 44.0 79 56.0 42 41.6 59 58.4 Group 10,433 18.0 47,424 82.0 10881 17.2 52,330 82.8 10684 16.2 55359 83.8 1 As at December 2024, we had 4,119, (25.59%) women employed at entry level (A-band) for SA region (incl Corporate services) 2 Includes services and other 5.5, 10.4 Working hours and leave The Leave policy for the SA region provides for maternal leave, paternal leave, and adoption leave for all full-time employees. As confirmed in various collective labour agreements, the SA region gives women employees four months fully paid maternity leave. This is more favourable than what is legally required. We allow all leave to accrue. In 2024, in the SA region 530 employees (530 women and 0 men) took parental leave (2023: 474 women and 0 men). Our retention rate after a 12-month period, post parental leave is 96.60% (2023: 94.94%). Our overtime policy for the SA region sets out the control mechanism to monitor overtime work and to manage excessive working hours. Monitoring includes overtime work planning and authorisation practices of overtime, ensuring we comply with the Basic Conditions of Employment Act thresholds. For our US operations our leave policies are in full compliance with US federal laws and with state laws. In 2024, we had four employees that took maternity leave, with our retention rate after a 12-month period at 37.5%. 3.7, 10.3, 5.1, 5.2, 8.5 Bursaries and internships Our Bursary scheme is intended to attract candidates fulfilling future skills requirements. As bursars complete their studies, they can access our internship programmes. The SA region offers bursaries to women (students/unemployed individuals) to attend higher education institutions, subject to contractual conditions. Of our current bursars*, 48% are women (2023: 38%); of our current interns, 41% are women (2023: 39%); of those receiving study grants from the Group, 49% are women (2023: 43%). Current HDP representation for bursars is 93% (2023:92%), Interns 98% (2023: 98%) and study grants 85% (2023: 83%). In 2024, we awarded special bursaries to an additional 9 top matriculants from disadvantaged schools around our SA operations. The Group launched this bursary scheme in 2019, which provides top performers from disadvantaged schools in local communities with full scholarships to pursue tertiary education. It has benefited 65 learners (33 male and 32 female) since its inception. Also see our Impact Report 2024, www.sibanyestillwater.com/news-investors/reports/ annual/ * Inclusive of employee study grants and community bursaries DEIB training for the US region In 2024, 48 employees completed the DEIB immersion workshop training. We have in-house trainers who are designated to train the workforce on DEIB principles. These trainers have provided DEIB immersion workshops for 159 employees to date. Post the restructure, we held all-employee meetings, which included training and a cross- functional team exercise around our iCARES values. Recognition for women empowerment In 2024, we were finalists for both the Gender Mainstreaming Awards and the Standard Bank Topco Gender Empowerment Awards. Further, we are represented on the DEI work group at the ICMM, which launched the DEIB roadmap on 5 December 2024. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 143

Social challenges Discrimination We do not tolerate discrimination, as stipulated in our Human rights policy statement. Our grievance processes allow for employees to lodge discrimination complaints formally or informally. Discrimination cases are referred to the Dispute resolution unit (DRU), which appoints an investigator. An employee can choose to lead their own grievance case or ask the DRU to lead. A presiding chair makes a ruling, which management ratifies. There were two complaints of discrimination lodged in 2024 (2023: four). One case was closed, with no evidence found that intimidation or discrimination occurred. The other case is still being investigated. Gender based violence (GBV) In the SA region in particular, we are most concerned about the scourge of gender-based violence (GBV). GBV as a broad term encompassing all forms of violence directed at someone because of their sex or gender, while Gender-Based Violence and Femicide (GBVF) specifically includes femicide, or the killing of women, as a key aspect. Women should be safe from physical harm in the workplace and safe in their homes and, thus, Sibanye-Stillwater is actively involved in protecting women from violence perpetrated against them. Recent data from Statistics South Africa (StatsSA) shows that rape and sexual violence are at extremely high levels in the country. In the mining sector, GBV remains one of the top priorities, and for our DEIB Council it is one of the most pressing concerns. Sibanye-Stillwater is firm in its commitment to zero tolerance of GBV and our Harassment procedure governs how to deal with sexual harassment cases. In 2024, in the SA region, we had 34 GBV-related cases (2023: 33), including nine sexual harassment cases, of which eight are closed and one is under investigation. We work with the Thuthuzela Care Centres, an initiative of the National Prosecuting Authority, to support victims of GBV with one- stop multi-disciplinary care and advice. Besides our sponsorship of external safe houses as part of our CSI commitments, we also run two of our own GBV centres where victims can seek help. These are managed by Protection services, in collaboration with the Health and Wellbeing department. The centres are run by trained, skilled investigators and social workers, some of whom have worked in the Sexual Offences Unit of the South African Police Services (SAPS). Protection services has a dedicated unit dealing with sexual misconduct, which handles all reports of sexual harassment, offering counselling to those affected. We have also been successful in helping victims obtain protection orders, relocating families, and providing ongoing psychosocial support. Thanks to internal collaboration between departments, we are also able to use our Property department to assist victims with emergency relocations to protect them from an abuser in the home. We have various means through which victims can report sexual harassment and abuse: an anonymous hotline, the WeR1 app, directly to line management, and walk-ins at our GBV centres. Awareness campaigns promoting respect of women In 2024, we continued our anti-sexual harassment campaigns, which includes anti-sexual harassment training during induction. We held an online training event for C-band and above employees across the Group that promoted respectful workplaces. This training, called Respect@Work, was conceptualised by the International Finance Corporation (IFC) and presented by Shared Value Africa (SVA). Additionally, we ran five pilot sessions at each of our operations, promoting dialogue on living the Sibanye-Stillwater values and building respectful workplaces. Feedback from the session proved valuable in building trust on the ground and addressing unconscious bias, particularly regarding gender stereotyping and disrespect of women. We also ran an internal awareness campaign aligned to the global campaign of 16 Days of Activism against GBVF. We continue to use the GBVF toolbox talk (introduced in 2023) as a complete educational training guide on GBVF. GBVF and MCOP In South Africa, the DMPR mandated that all mining companies develop a Mandatory Code of Practice (MCOP) to address GBVF, and safety and security issues for women in mining. This code obliges employers to take ownership of GBVF initiatives, ensuring accountability in implementation and reporting. This development was welcomed by the DEIB Council and aligns with the SA region’s efforts to deal with GBVF at their operations. Regional DEIB teams will take the lead on this DMPR initiative, with oversight and support provided by the Group DEIB Council, ensuring that the Group aligns with both regulatory requirements and broader organisational values in tackling GBVF. 3.7, 10.3,5.1,5.2 and 8.5 EMPLOYMENT EQUITY ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Sibanye-Stillwater is committed to transformation beyond compliance. Like many other South African companies, and in the interests of nation-building, we will advance programmes to address gaps where reasonable and applicable. The SA region has been implementing a Talent management strategy and recently revised Recruitment strategy which subsequently led to the development of the talent council model which incorporated VP levels and above employees. The Succession Management and Recruitment policies form the base of Talent councils and promotions held. Succession is ensured by a continuous process of evaluating internal employees for next level roles through talent council sessions where training interventions and exposure opportunities are provided. Of the 405 promotions which took place from 2022 to 2024, 75% were identified successors of which 32% constituted females. The SA region has various learner pipelines which contribute to transformation targets amongst others graduates and diplomats within Internships. Upon completion, the company pursues appointing these employees as far as possible given the availability of vacant positions. Study grants for tertiary qualifications are also offered to internal employees mainly from the succession pool. These pipelines ultimately feed the D-band and then above succession pipelines. This also assists the SA region with the retention of trained, skilled and further educated employees. • A total of 301 grants were provided during the period 2022 to 2024 of which 262 were awarded to HDP employees and 142 (47%) total female representation. Of these grants, 224 were granted to identified successors. During this period, a total of 77 grant holders were promoted, of which 68 were HDP and 30 (39%) female representation • A total of 176 internships were offered during the period 2022 to 2024 of which 162 were HDSA and 90 (51%) total female representation. During this period, a total of 127 interns were permanently appointed, of which 112 were HDSA and 50 (39%) female representation South Africa’s Mining Charter is a policy instrument to encourage the participation of HDPs in the mining and minerals industry. The main objectives of Mining Charter III are to deracialise ownership of the industry, redress the imbalances of historical injustices on racial divide, and enhance the social and economic welfare of employees and mine communities. Promotion and recruitment of HDP In 2024 SA region including corporate we seen appointments through promotions and new hires contributing towards our three HDP appointments of which two were HDP female in the executive OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 144 management category which contributed towards our 38.1% (2023:35.9%) HDP and 37.5% (2023:28.5%) HDP females at this level. Our senior management have made 28 HDP appointments of which 13 were HDP female which contributed towards our 50.0% (2023:49.54) HDP and 43.6% (2023: 37.38%) HDP females at this level. Middle management showed 99 HDP appointments of which 41 were HDP female which contributed towards our 64.6% (2023:62.90%) HDP and 48.3% (2023:47.10%) HDP females at this level. Junior management HDP appointments were 967 of which 274 were HDP female which contributed towards our 78.9% (2023:77.7%) HDP and 30.9% (2023:30.57%) HDP females at this level. SA region: HDP promotions and new hires 2024 SA region: HDP promotions HDP % % female representation of HDP Promotions excluding corporate Executive management 0% 0 % Senior management 59% 41 % Middle management 79% 47 % Junior management 89% 31 % Corporate only Executive management 50% 100 % Senior management 33% 100 % Middle management 33% 100 % Junior management 100% 100 % SA region: HDP new hires New hires excluding corporate Executive management 100% 0 % Senior management 70% 29 % Middle management 66% 31 % Junior management 89% 26 % Corporate only Executive management 50% 100 % Senior management 100% 100 % Middle management 25% 100 % Junior management 75% 67 % The table below shows that the Group has made significant progress against Mining Charter III targets for employment equity, exceeding the targets for middle management, junior management, and core and critical skills. SA region: Employment equity by category as at December 2024 Representation of HDP3 Board: 50% 30.77% 30.77 % Executive management: 50% 38.10% 38.10 % Senior management: 60% 50.00% 53.26 % Middle management: 60% 64.60% 63.98 % Junior management: 70% 78.88% 78.41 % Core and critical skills: 60% 77.41% 77.53 % Representation of HDP women as % of total HDPs4 Board: 20% 25.00% 25.00 % Executive management: 20% 37.50% 37.50 % Senior management: 25% 43.64% 24.49 % Middle management: 25% 48.25% 41.89 % Junior management: 30% 30.92% 27.92 % Employees with disabilities Disabilities 1.5% 0.90% 0.87 % Measure Target for 2024 Actual % achieved SA operations1 Actual % achieve SA operations (Mining Charter III)2 1 Includes SA regional services and Corporate office 2 Excludes SA regional services and Corporate office apart from Board and Executive Management 3 Board includes the CFO and CEO. Executive management refer to F and G bands excluding the CEO and CFO People with disabilities We are committed to including employees with disabilities in the work environment such that they can meaningfully contribute to the Group. This is how we integrate those affected by illness, mental challenges, physical impairment and other non-normative conditions. For the SA region, 1% of employees have a disability; of these 10.32% (52) are women and 89.68% (452) are men. 5.5 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 145

LOCAL EMPLOYMENT ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Local employment is crucial for the sustainable development of communities and local ecosystems. By hiring locally, businesses can significantly contribute to the economic growth of their regions. Local employment also means that the money earned by employees is spent within the community, thereby supporting local businesses and services. This economic activity can lead to further increased job creation, higher income levels, and overall financial stability for community members. In 2024, 82% (2023: 82%) of our SA region workforce consisted of South African citizens; of these, 65% (2023: 49%) were from our local communities*. Most of the remaining were from other southern African countries: Lesotho, Mozambique, Eswatini, Botswana and Zimbabwe. At our US PGM operations the majority of the workforce was made up of Montana residents. However, many supervisory roles and specialised positions were filled by people from other states, predominantly Nevada, Washington and Alaska. The Reldan operation is based in Fairless Hills, Pennsylvania where our main facility is located, and all positions are onsite. We actively recruit skills and experience from local towns, with a focus on hiring from disadvantaged areas and collaborating with local programmes that support displaced workers. While our sales team primarily operates out of South River, New Jersey, we also have remote sales representatives in Ohio and Illinois, along with sales support staff in Florida. The AUS region employs mostly from the state of Queensland, and the EU region employees are mostly from Central Ostrobothnia, Finland (Keliber lithium project) and Normandy, France (Sandouville). SA region: Local1 community recruitment2 2024 2023 2022 PGM Gold PGM Gold PGM Gold Appointments 2,636 1,456 3,892 1,342 3,914 1,779 Local recruits 2,122 790 2,634 782 2,617 1,193% 81% 54% 68% 58% 67% 67% 1 Within a 50 kilometre radius of the operations 2 Excluding Corporate and Integrated Services % LOCAL RECRUITED WOMEN AND BY OPERATION (SA REGION) 33.3% 25.0% 23.1%21.5% 20.2% 16.4% 15.4% 8.8% Burnstone Kloof Driefontein Marikana: WPL Beatrix Marikana: EPL Rustenburg Kroondal UPSKILLING OUR WORKFORCE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Training and development New employees undergo induction training, and all employees undergo refresher training every 18 months on important policies, standards and processes. During 2024, 71% of employees completed induction/refresher training. In 2024, our SA PGM operations spent R617 million on learning and development (2023: R58 million), while our SA gold operations spent R386m (2023: R464 million). Training spent for our US PGM operations were US$2.4 million (2023: US$3.6 million) with Reldan US$0.1 million. The 2024 training spent at our Sandouville nickel refinery and Keliber lithium project, combined, was R0.4 million (2023: R0.2 million). As part of the induction/refresher training, health, safety, environmental, human rights, conditions of employment and human resources policies and procedures are covered. Talent management and career growth SA region The SA region has been implementing a Talent management strategy and recently revised Recruitment strategy which subsequently led to the development of the talent council model. The Succession management and Recruitment policies form the base of Talent councils held and promotions. This ensures that we have sufficient skills and talent pipelines to enable smooth succession management. We encourage our employees to set career development goals, or individual development plans (IDPs), so that they can build successful careers within the organisation. In 2024, 71% of our vacant positions were filled by internal employees (2023: 67%). In 2024, 5,789 employees were identified for middle management and below career progression within the SA region (including Corporate services) (2023: 5,721). Of these 73% had IDPs for succession purposes, while 951 were promoted during 2024 (2023: 1,560). A moratorium on the filling of vacancies, as well as the S189 process, led to this lower figure compared to 2023. Talent management is important for any business, but perhaps more so in mining, which often faces skills shortages in engineering and technical areas. Therefore, we build capability and grow experience, ensuring that our employees have every opportunity to become their best professional self. Our performance management process requires that employees set performance deliverables (aligned to the Group’s strategy), which are tracked quarterly. During 2024,100% (all) of our D-level and above managers participated in a review process against their performance contracts and have been evaluated against the objectives set out in these contracts. SA region: identified successors in the talent pool1 2024 2023 2022 Talent pool size (A-D band) 5,789 5,721 5,422 Successors promoted 951 1,560 1,030 1 for middle management and below (A-D band Patterson grading) levels OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 146

Human resource development (HRD) SA region Mining Charter III required spend is 5% of total payroll on improving essential skills and HRD for employees and community members. HRD spend across the SA operations amounted to 4.9% of total payroll in 2024, (4.4% in 2023). Our education and training initiatives fall into five broad categories: • Skills development programmes (e.g. core skills and leadership development) • Adult education and training (aimed at functionally illiterate employees and community members) • Learnerships (two-year SETA accredited programme focused on core mining skills) • Internships (two-year programme for new graduates, including theory and practical) • Bursaries and study grants (Group-funded further learning opportunities) The impact of the business restructure resulting in deferment of staffing and learner intakes, together with implementation of initiatives to drive down expenditure within the business is reflected in the SA Region learning and development spend. In 2024, we spent R386 million on training at our SA gold operations (2023: R464 million) and R617 million at our SA PGM operations (2023: R582 million). The result of the deferred or late intakes carried out during 2024 is that we will see a higher number of learners carrying over into 2025, however, despite this learner roll-over and the cost associated therewith, our planned training for 2025 does show a significant reduction, and for the first time in three years our planned expenditure for 2025 HRD will drop below the R1 billion mark, at R910 million. 1.1a, 4.4, 4.6 SA region: Human resource development R million 2024 2023 2022 Operation SLP financial provision Actual training expenditure % of Payroll SLP financial provision Actual training expenditure % of Payroll SLP financial provision Actual training expenditure % of Payroll Beatrix 75.1 106.7 6,8% 76.9 131.4 7.1% 80.0 118.0 7.5 % Burnstone 13.1 6.3 4,6% 0.0 11.5 5.1% 0.4 10.0 8.9 % Cooke 0.0 2.2 1,0% 0.0 2.0 1.5% 0.0 2.0 1.8 % Driefontein 78.6 133.1 5,3% 67.8 137.6 5.0% 80.2 126.0 5.7 % Kloof 102.3 137.8 7,2% 86.4 181.2 6.2% 90.0 153.0 6.8 % Total SA gold operations 269.1 386.1 4.4% 231.2 463.6 4.9% 250.6 409.0 5.2 % Kroondal 45.3 90.9 4,6% 59.8 90.1 3.7% 85.0 130.0 5.2 % Rustenburg 128.8 232.9 4,8% 126.2 247.1 4.4% 118.0 279.0 5.3 % Marikana 154.5 293.5 2,0% 298.4 244.3 3.1% 87.4 259.0 3.6 % Total SA PGM operations 328.6 617.3 3.7% 484.3 581.5 3.8% 290.4 668.0 4.8 % Total 597.7 1,003.4 0.049 715.5 1,045.1 4.4% 541.0 1,077.0 5.1 % Total opportunities for 2024 were 591,105 (603,383 in 2023). Sibanye-Stillwater has made provision for an HRD budget of R910.4 million for 2025 to ensure outstanding commitments are achieved. 4.4 SA region: Human resource development (HRD)1 2024 Human resource development 2024 Expenditure (Rm) Number of learners HDP learners (%) Female learners (%) Total training hours (number of learners x average training days per learner) Average rand/ learner 2Average hour/ learner Internships1 97 324 98 41 648,000 298,807 2,000 Bursaries1 27 537 90 45 1,074,000 49,989 2,000 AET (employees) 59 761 100 22 1,522,000 77,582 2,000 AET (community) 3 223 100 64 446,000 14,804 2,000 Engineering learnerships 149 521 98 25 1,042,000 285,697 2,000 Mining learnerships 144 578 99 28 1,156,000 249,149 2,000 LO A-Stream 21 56 100 23 112,000 366,614 2,000 Portable skills (employees) 6 294 93 42 206,976 20,746 704 Portable skills (community) 5 219 100 69 138,408 24,186 632 Leadership development 30 7,790 94 16 560,880 3,906 72 Core skills training 410 534,385 93 15 17,100,320 768 32 Cadet training 21 128 100 25 181,248 164,028 1,416 Coaches/mentorship training 0 413 97 30 138,768 1 336 Employee indebtedness (CARE for iMali) 3 38,224 97 15 305,792 66 8 Other 28 6,652 90 22 745,024 4,231 112 1,003 591,105 94 15 25,377,416 1,697 43 1. The numbers are total reportable bursars which include new bursars and internships that are still part of the programmes from previous years as education programmes. Inclusive of study grants, full time bursars, Higher Certificate Programme for Management of Technology and Innovation (MOTI), and the Certificate in Occupational Health and Safety Practice in Mining qualification presented by WITS 2 The 2,000 average hours in several cells relate to the full year or multi-year programmes (12 months). The 2,000 is the actual hours spent during available days for training in the year, excluding weekends, and public holidays OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 147

SA region: HRD 2024 indicating gender and HDP per Patterson grading Patterson grade % Women trained % HDP trained A Band 21 99 B Band 10 99 C Band 14 80 D Band 20 56 E Band 14 47 Non-graded learners 29 97 % of total trained 15 94 1.1a, 4.4, 4.6 SA region: Employees per category by training type (average hour per learner) A-band B-band C-band D-band E-band F-band NG-band Internship 2,920 2,920 2,920 2,920 0 0 2,721 Bursaries 2,920 2,356 2,048 1,834 1,475 0 2,452 AET 1,239 1,413 748 0 0 0 1,413 Engineering learnerships 2,918 2,908 2,920 0 0 0 2,810 Mining learnerships 2,920 2,764 2,913 0 0 0 2,818 LO A-stream 0 0 0 0 0 0 2,920 Portable skills 102 77 51 48 0 0 129 Leadership development 71 37 48 38 17 12 84 Core skills training 23 23 15 16 12 8 33 Cadet training 606 1,337 0 0 0 0 502 Coaches/mentorship training 934 951 1,247 1,617 1,672 0 608 Employee indebtedness (Care for iMali) 9 21 32 38 8 0 75 Other 10 12 12 12 8 9 26 Portable skills Management recognises the need to prepare employees for post-employment and to offer useful skills in practical areas such as construction and farming. In addition, youth from local communities are offered training opportunities in areas such as welding, plumbing, sewing, agriculture and computer skills. The option to receive portable skills is available to our employees when they are retrenched. Despite the restructuring in the SA region, retrenchments were minimised through avoidance mechanisms such as a moratorium on new hires to fill vacancies other than necessary critical skills, which through natural attrition, enable internal transfers to fill existing and new vacancies. As a result of these job preservation measures, demand for portable skills offered to effected employees did not increase. Portable skills training was also extended to employees nearing retirement age, and these employees often complete the portable skills training a few years before retirement. Adult education and training (AET) AET classes are available for community members who want to improve their functional literacy. SA region: Adult education and training 2021 1,295 208 1,087 463 297 166 1,758 2022 906 174 732 212 139 73 1,118 2023 1,046 186 860 255 176 79 1,301 2024 761 165 596 223 142 81 984 Year Number of employees trained Gender Number of community members trained Gender Total number trained Female Male Female Male US region In 2024, the US operations recorded 30,985 total training hours (2023: 98,571). Training for our salaried workforce focused on leadership development as well as supervisory skills, while hourly training included mining task training as well as safety compliance training. Reldan recorded 2,400 training hours. Training was focused on employee development, first aid, and building a safety culture. 4.6 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 148

LABOUR RELATIONS ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– 8.8 Union representation SA region Our recognition agreements are formal joint commitments between the Group and the majority unions in the SA region, setting out, inter alia, relationship rights, respect for freedom of association, bargaining rights, workings of shaft and full-time stewards, industrial action procedures, and dispute procedures. Our Human rights policy stipulates that all employees have freedom of association and of movement as well as freedom to join, or to refrain from joining, labour organisations of their choice; it also allows for collective bargaining without discrimination or retaliation. We support collective bargaining and comply with all national labour legislation applicable to each region. All employees are subject to vetting procedures, including the verification of age, criminal record, and medical fitness. We support collective bargaining and freedom of association. In 2024, 88% (2023: 88%) of the total permanent workforce at our SA operations were represented by four recognised unions: Association of Mineworkers and Construction Union (AMCU), National Union of Mineworkers (NUM), Solidarity, and United Association of South Africa (UASA). On average 99% of our SA region employees are covered by collective bargaining units (category 4–9 up to official level). Our wage agreements provide more favourable conditions than SA labour-related legislation in terms of health coverage, sick leave, and wages. We also provide additional rights to full-time shop stewards as defined in our recognition agreements. Union representation at SA region (2024)1 Services and otherGold PGMs Total Membership 18,107 28,904 2,167 49,178 Union representation (%) 93% 86% 72% 88% 1 Including Corporate office SA region: Membership by union1 2024 2023 2022 Total Gold PGMs Services and other Total Gold PGMs Services and other Total Gold PGMs Services and other Membership AMCU 30,824 8,637 21,798 389 33,577 9,499 23,933 145 34,854 10,852 23,831 171 NUM 13,421 7,657 4,557 1,207 14,995 8,691 5,203 1,101 15,443 9,131 5,122 1,190 UASA 4,135 1,484 2,253 398 4,272 1,692 2,173 407 4,646 2,122 2,064 460 Solidarity 743 329 245 169 832 372 309 151 1,171 458 554 159 CEPPWAWU2 55 0 51 4 98 1 97 0 131 2 129 0 Non–unionised 6,801 1,413 4,549 839 7,126 1,387 4,941 798 7,730 1,956 5,060 714 Total 55,979 19,520 33,453 3,006 60,900 21,642 36,656 2,602 63,975 24,521 36,760 2,694 Membership representation (%) AMCU 55.1 44.2 65.2 12.9 55.1 43.9 65.3 5.6 54.5 44.3 64.8 6.3 NUM 24.0 39.2 13.6 40.2 24.6 40.2 14.2 42.3 24.1 37.2 13.9 44.2 UASA 7.4 7.6 6.7 13.2 7.0 7.8 5.9 15.6 7.3 8.7 5.6 17.1 Solidarity 1.3 1.7 0.7 5.6 1.4 1.7 0.8 5.8 1.8 1.9 1.5 5.9 CEPPWAWU 0.1 0.0 0.2 0.1 0.2 — 0.3 — 0.2 — 0.4 — Non–unionised 12.1 7.2 13.6 27.9 11.7 6.4 13.5 30.7 12.1 8.0 13.8 26.5 Total 100 100 100 100 100 100 100 100 100 100 100 100 1 Including Corporate 2 Chemical, energy, paper, printing, wool and allied workers union (CEPPWAWU) US region At our US region, a total of 69% (2023: 73%) of employees are members of the United Steel Workers International Union (USW). Labour relations at the US PGM operations continue to be constructive. Union representation at US region in 2024 Total Stillwater (including Blitz) Columbus metallurgical complex East Boulder Administrative support staff Reldan operations United Steel Workers (USW) 722 339 95 288 0 N/A Non-unionised 505 96 39 79 110 181 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 149

EU region In France, all companies with more than 11 employees are obliged to have a Social and Economic Committee (CSE) where the employer and employee representatives regularly exchange information and raise questions, www.service-public.fr/particuliers/ Two trade unions have representation at the Sandouville refinery: CGT, holding the majority members, and CFE-CGC. Last elections took place in January and February 2024. CGT represent more than 70% of the voters, but the tracking of Union organisation membership is not allowed in France. At Keliber three unions, Teollisuusliitto, Ammattiliitto PRO and Ylempien toimihenkil&ouml;iden neuvotteluj&auml;rjest&ouml; are represented. At Keliber 95% of employees are covered by collective agreements and at Sandouville all employees are covered by collective agreements. AUS region In Australia, the law prohibits tracking union membership, and employees are not required to disclose their union status. This supports the principles of freedom of association, ensuring that individuals can choose to join or not join a union without any pressure or adverse action. Wage negotiations US region In 2024, the US PGM operations reduced its workforce by nearly 40%, which included the layoff of over 500 mining workers. The layoffs were driven by a dramatic decline in palladium prices, which severely impacted Sibanye-Stillwater's US PGM operations. In response to the layoffs, the US Department of Labor awarded the state of Montana a $3.5 million grant to support those affected. This funding is intended to facilitate training, education, and apprenticeship opportunities, helping workers transition into new fields after the job losses. Montana’s Governor Greg Gianforte expressed gratitude for the grant, highlighting its importance as "critical relief" for the affected workers and their families. As part of a broader effort to address the needs of the displaced workforce, job service centres were opened in the region to provide immediate assistance. See page 139 for details regarding the retrenchments. SA PGM operations In November 2023, the Group concluded a five-year wage agreement with AMCU and NUM at the Kroondal PGM operation effective from 1 July 2023. This is a similar agreement to other SA PGM operations (Rustenburg and Marikana) in 2022. The agreement is inflation-linked, with category 4–8 employees receiving an increase of a minimum of 6% in each of the five-years of the agreement. Miners, artisans and officials will receive an increase of 6% in each year of the five-year agreement. The average annual increase in the total wage bill for the SA PGM operations, including all benefits over the five-year period, is approximately 6.4% per annum. SA gold operations In November 2024, we concluded a one-year wage deal (effective 1 July 2024 to 30 June 2025) with unions at our SA gold operations. Category 4-8 employees, and miners and artisans (category 9) receive a 5.5% increase or R900 per month, whichever is higher. Officials receive a 5.5% increase. EU region At the Sandouville refinery, wage negotiations take place annually with the unions. The Keliber lithium project follows the collective agreements of the Technology Industry in Finland. AUS region In December 2024, the Australian region commenced bargaining for the Copper Mines of Tasmania Maintenance Enterprise Agreement covering skilled trades at the Mt Lyell Project. LIVING WAGE AND WORKING POVERTY –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– For 2024, for the SA region our average entry-level (category 4) employee wage was R26,575 per month*, including benefits. This compares favourably against average entry level wages for other industries in South Africa and well above South Africa’s legislated minimum wage of R5,610 per month as of 1 March 2025. Our median annual compensation (the wage at which half of employees earn more and half earn less) is R367,325 per annum (2023: R324,577), and our average annual compensation is R422,532 per annum (2023: R415,549). Our lowest average annual compensation is R159,327 (2023: R150,618) per annum. * This is total remuneration per month for entry-level Category 4 employees and includes bonus and all allowances For South Africa, there is no agreed-upon definition of what constitutes a living wage. However, a study by and external party puts a living wage for an earner in a family of four at between R6,972 and R12,756. Our lowest wage is more than double the latter figure, without benefits and more than three times including benefits. Key salary and wage metrics (31 December 2024) SA region US region2 EU region: Sandouville EU region: Keliber AUS region Employee wages and benefits paid R million 25,546 4,947 350 39 537 Average salary per entry-level employee1 R26,575 per month US$60,070 per annum €45,442 per annum €29,000 per annum A$165,579 per annum Annual training spend R/US$/€/ A$ million1 1,003 2.52 0.19 0.18 0.18 1 Exchange rate for US$/R18.32, A$/R12.09 and €/R19.82. The SA region is reflecting per month average whereas the other regions per annum gross salary. See Remuneration report, part 3, page 233 for the average pay at operator level (Category 4-8). 2 Includes Reldan from March 2024 to December 2024. Excludes restructuring costs. 10.4 Employees in South Africa have access to financial and non- financial benefits exceeding those specified in the Basic Conditions of Employment Act. These include: • Retirement or provident funds for all employees • Medical insurance • Holiday leave allowance • Housing ownership help desk • Employee assistance programme provided by Lyra Wellbeing • Care for iMali financial literacy training See Care for iMali: Taking care of personal finances fact sheet, www.sibanyestillwater.com/news-investors/reports/annual/ The US PGM operations have a variety of leave benefits relating to personal and family medical needs, public or military service, as well as paid time off for leisure or other personal matters. These leave options are defined within our benefit plans and collective bargaining agreements. Leave is provided within the limits of these plans and is not to be exceeded as a condition of continued employment. Reldan a variety of leave benefits relating to personal and family medical needs, public or military service, as well as paid time off for leisure or other personal matters. These leave options are defined within our benefit plans. Leave is provided within the limits of these plans and is not to be exceeded as a condition of continued employment. EU region: All employees are paid higher than minimum salaries, employer provided pension and health care schemes are mandatory. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 150

Employee share ownership programme (ESOP) The purpose of ESOPs is to create shared value for employees, in keeping with our vision To lead in superior shared value for all stakeholders. We have three main ESOP schemes: Lonplats ESOP, Rustenburg Mines Employee Trust, and the Thusano Share Trust. In 2024, no dividends were paid as Sibanye-Stillwater resolved to not declare a final dividend, therefore no ESOP scheme made any payments. Thusano Trust The Thusano Trust is for employees at our SA gold operations. The vesting period of the Trust is 2025. Thusano holds 19,228,356 Sibanye-Stillwater shares for its 40,007 participants. In 2024, no dividends were paid from Sibanye-Stillwater. Rustenburg Mines Employee Trust When Sibanye-Stillwater acquired the Rustenburg operations in 2016, we concluded a broad-based black economic empowerment (B-BBEE) transaction whereby 26% of the Rustenburg entity is held jointly by four parties: the Rustenburg Mines Community Development Trust (24.8% share), the Rustenburg Mine Employees Trust (30.4%), Bakgatla-ba-Kgafela Investment Holdings (24.8%), and Siyanda Resources (20.0%). The Rustenburg Mines Employee Trust has 12,012 beneficiaries. The net dividend paid to the Trust which is distributed to all qualifying persons was R288 million (R163 million of net dividend in 2023) in total dividends in 2024. This meant that each beneficiary received R23,965 (2023: R13,431). Lonplats ESOP This ESOP was founded by Lonmin in 2014 and taken over by Sibanye-Stillwater in 2019. The scheme offers employees (mainly those at Marikana) a direct stake in the Group’s profits over and above their regular salary and bonus benefits. The Lonplats Employee Share Ownership Trust holds a 3.8% shareholding in each of Western Platinum Proprietary Limited (WPL) and Eastern Platinum Proprietary Limited (EPL) and is entitled to 3.8% of the dividends declared by the Board in any year. However, when the dividends paid to the trust is less than 3.8% of the profit after tax of WPL and EPL respectively, the dividends are then topped up to ensure that the trust receives 3.8% of the profit after tax from WPL and EPL. In 2024, the net dividend and profit share of Lonplats ESOP amounted to a total of R332 million (2023: R121 million) to 15,997 beneficiaries. Other regions There is no share ownership programme equivalent at our US, EU and AUS regions. Employee indebtedness Over-indebtedness is a burden for many at our SA operations. Sibanye-Stillwater offers a financial literacy and personal debt management programme, Care for iMali, to help alleviate financial stress. See Care for iMali: Taking care of personal finances fact sheet, www.sibanyestillwater.com/news-investors/reports/annual/ CARING FOR INJURED EMPLOYEES AND THEIR DEPENDENTS –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– We support dependents of injured and deceased employees. The Matshediso programme (SA gold operations), Lonmin Memorial Fund (SA PGM operations), provides assistance to the families and dependants of employees who are severely disabled or fatally injured in mine accidents. This includes covering costs (such as transport) for funerals and memorials. When Sibanye-Stillwater acquired Lonmin in 2019, we also inherited and enhanced the Sixteen-Eight Memorial Trust that were established by Lonmin after the 2012 massacre, which cares for the beneficiaries of those who lost their lives in the Marikana tragedy. See page 219 for more on the Sixteen-Eight Memorial Trust. Matshediso programme The Matshediso programme provides educational support to the children of employees who died or are permanently disabled and unemployable as the result of a work-related accident. It also gives such children preference, should they apply for a Sibanye South African Region study bursary, learnership or Internship. Matshediso is aimed at improving lives for dependents of deceased employees, and families of severely unfit or disabled parent by: • Ensuring that these dependents have good basic education to allow them access to good tertiary institutions • Ensuring some closure for families • Seeking to redress some legacy issues – reduce historical imbalances in migrant labour • Creating a skills pool towards bursars, learnerships, and job opportunities • Reducing poverty and unemployment Sibanye-Stillwater supported a total of 282 children as nominated beneficiaries at a cost of R2.6 million. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 151 Employees at K4 Marikana, SA PGM operations

Benefit 2024 2023 Host/local schools R12,500 (primary); R17,500 (secondary) R12,500 (primary); R17,500 (secondary) Boarding schools R30,000 R30,000 Uniform, stationery, text books and transport R2,500 (primary) and R3,500 (secondary) R2,500 (primary) and R3,500 (secondary) Extra classes at host/local schools R2,500 extra mural activities, R2,000 transport, R1,000 school trips, R2,500 career counselling, R5,550 from boarding school to home, extra classes R2,500 (primary) and R3,000 (secondary) R2,500 extra mural activities, R2,000 transport, R1,000 school trips, R2,500 career counselling, R5,550 from boarding school to home, extra classes R2,500 (primary) and R3,000 (secondary) Christmas voucher or hamper R1,500 per family R1,500 per family Total amount paid to beneficiaries R2.6 million R1.60 million Homes for beneficiaries and adaptations for disabled employees In 2024 at the SA PGM operations, we constructed 15 houses for nominated beneficiaries relating to colleagues that sadly passed as a result of mine fatalities. The houses are built to a design specification deemed suitable and of high standard. At the SA gold operations we built seven houses for employees fatally or severely injured as a result of a mine accident. Home adaptations and renovations: we undertake homebuilding and modification for disabled employees injured in workplace accidents; modifications include connecting to water supply or installing water tanks, widening doorways, building ramps and pathways, making bathrooms and toilets wheelchair-friendly. A total of seven widows or beneficiaries across our SA region benefited during 2024 from the home adaptation programme at a cost of R6.8 million. Lonmin Memorial Fund Through the Lonmin Memorial Fund, Sibanye-Stillwater supported 97 dependants in 2024 at a cost of R7 million (2023: 84 dependents at a cost of R4.4 million). A total of 68 of these dependants were in either primary or high schools in 2024, while 23 were at tertiary level, with six students graduating. HOUSING AND LIVING CONDITIONS –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– This section mostly focuses on South Africa, where the issue of housing and living conditions for workers is most relevant given the country’s history and socioeconomic conditions. In the US region, operations provide basic housing accommodation at a minimal cost to employees, whose primary residence is beyond ordinary daily commuting distances. In the AUS region remote locations (fly-in, fly-out operations) provide accommodation at no cost to employees. SA region Sibanye-Stillwater recognises that housing and living conditions for South Africa’s miners is of great importance to their wellbeing and dignity. Decent housing and living conditions also contribute to enhanced morale, which in turn positively influences productivity and further fosters sustainable communities. In the 2023 Integrated report, we provided a detailed outline of our Housing and socioeconomic strategy. In line with our strategy, during 2024, we remained steadfast in delivering on these strategic imperatives: a. Maintaining decent and secure accommodation for our employees residing in all Group-owned properties aligned to our operational footprint and life-of-mine b. Facilitate home ownership through incentivising the sale of company owned housing stock in proclaimed areas c. Leverage available resources (i.e. infrastructure, land, bulk services, etc.) as a force for good From a long-term perspective, in addition to the above short- to medium-term strategic imperatives, we have commenced with a feasibility study to facilitate the delivery of potential new housing in areas of growth and longevity to specifically solve for employees still residing in informal conditions. In terms of policy, our Housing and living conditions framework is guided by the Constitution of South Africa as well as various other legislative imperatives, including the Housing and Living Conditions Standards as per the Mineral and Petroleum Resources Development Act. One of the challenges of compliance in housing is that our operations are spread across multiple provinces and municipalities and thus require multiple agreements with the relevant authorities, who are often ill-resourced to implement their plans. That said, in delivering housing and socio-economic improvement, Sibanye-Stillwater must abide by the mandates of local government (and other levels of government authority). Apart from the beneficiaries themselves, they are the key stakeholders in such delivery. The Group encourages employees to live in decent accommodation and where possible invest in property from a home ownership perspective. We incentivise home ownership through discounted sales of Group-owned housing stock in proclaimed areas, as well as various housing related subsidies. We also strive to partner with government to deliver integrated solutions. It is through ownership that people have a sense of empowerment and belonging and are more invested in the sustainability of the community. Housing footprint 17,563 or 31% of our SA region employees live in mine accommodation, comprising various types as per the varying needs of our employees i.e. single or family accommodation units in mine villages or proclaimed towns. Our accommodation is located near our respective operational areas spanning across three provinces (North-West, Gauteng and Free State). Our housing footprint remains aligned to our operational footprint. This requires an ongoing review and alignment of expenditure in line with our life-of-mine projections and forecasts. In 2024, the SA region owned and maintained a total of 19,330 accommodation units available to employees on a rental basis. These units provide accommodation for approximately 31% (2023: 30%) of the SA region’s workforce. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 152

The graph below is an overview of Sibanye-Stillwater-owned accommodation as at the end of 2024. SA REGION ACCOMMODATION 8802 10528 Single accommodation Family accommodation 0 10000 20000 Our large accommodation footprint necessitates extensive maintenance, which requires significant ongoing investment. Part of our maintenance regimen involves keeping accommodation assets in good condition as per our life-of-mine plans. In 2024 we spent some R650 million (2023: R565 million) on maintenance. Part of our maintenance regimen involves keeping accommodation assets in good condition as per our life-of-mine plans. One upside for this maintenance budget is that it supports local procurement. Accommodation maintenance is earmarked/ ringfenced for local communities to provide much-needed commercial as well as employment opportunities. Healthy nutrition Related to housing and living conditions is the matter of healthy nutrition. Healthy food and nutrition play a vital role in a productive workforce. In 2024 our total spend on nutrition was R311 million (2023: R272 million). Our nutrition programmes include a mid-shift nutrition component as well as preparation of meals for those employees residing in our single accommodation villages. The mid-shift nutrition includes choices of various brands of nutritious non-alcoholic beverage that meets the standard or daily recommended intake to supplement as a good source of energy. All meals at our on-mine kitchens are prepared fresh and follow recommended daily intakes as guided by a professional nutritionist. Balanced nutrition is important to meet well-being needs of our employees in the face of rising burden of non-communicable diseases. Home ownership Our housing and socioeconomic strategy takes this into account the need to ensure that our employees benefit from homeownership. The barriers include creditworthiness and access to housing stock in areas of their preference. We do not invest in un-proclaimed1 areas, but rather seek to promote affordable housing for employees in areas that offer long- term value via our home ownership programme. We consider means to help employees to buy their homes, through subsidies, improved creditworthiness and debt rehabilitation, better financial planning and management, etc. (See Care for iMali: Taking care of personal finance fact sheet). We also have home ownership help desks to assist employees with the full cycle of transacting, through to successful transfer and conveyance. 1 Un-proclaimed means not in the municipal boundary or part of the mine properties. Employee housing survey In the 2023 Integrated report, we shared the outcome of an employee housing survey, please refer to pages 166, available on www.sibanyestillwater.com/news-investors/reports/annual/ Since inception in 2015, our home ownership programme has yielded 2,081 employee and 348 private home owners. This translates to an average of 243 home ownership transactions per annum, which is viewed as a significant success and a demonstration of commitment to changing lives and being a force for good. How does this programme work? We incentivise these purchases by offering employees a 20% discount on the property valuation, with a further 1% discount for each year of consecutive service with Sibanye-Stillwater. This programme enables employees to invest in the property market, and in doing so contribute to the dignity and legacy of their families. In 2024 at the SA gold operations we sold 174 properties to employees (2023: 174). This was not only of benefit to employees (noting the discounted rate) but also contributed to our footprint reduction programme. In 2024, at the SA PGM operations we concluded 172 home ownership transactions (2023: 198). Progress at Marikana Family accommodation upgrades During 2024 we commenced with various capex projects at all four on-mine family accommodation residences, which include the various blocks of infill apartments. These are multi-year projects focussed on the following scope of work: • Renovation of all accommodation units • Security parameter upgrades • Main entrance upgrades • Road and storm water upgrades • Kids play areas Similar to our maintenance approach, all these projects are placed on tender via our Procurement department for local participation/ beneficiation (economic and employment) and will ensure our residences align with our standard of providing decent accommodation and conducive living conditions for our employees. It should be noted that no further structural deformities or issues were raised at the Wonderkop infill apartments during 2024. Partnerships One of our key strategic imperatives include seeking partnerships. In this domain we successfully completed our phase 1 commitments towards the formalisation of Nkaneng in the Madibeng Local Municipality and / or Bojanala District. As previously reported, this included various technical studies, an enumeration survey, township establishment inputs as well as road grading, thus improving accessibility and overall road safety. In addition to the above, we have successfully delivered on the upgrade of the main entrance road into Nkaneng. This included a paved promenade road for vehicles, as well as a pedestrian walkway with high mast lighting that will address accessibility and overall safety and security as requested by stakeholders. We are eagerly awaiting next steps from Government towards the formalisation of Nkaneng. It is regrettable, however, that none of the other potential partnerships sought with Government (local, provincial and national) have yielded results yet. Most prominent is the Marikana Ext.13 integrated human settlement development (as lead by Government) for which we made several offers (donation of significant portions of land and technical support) as a contribution towards a novel and much-needed intervention, especially in the greater Marikana region. Mooinooi town Although proclaimed2, we continue to provide and maintain municipal infrastructure in Mooinooi, including water, electrical and sewer reticulation, wastewater treatment works plant, roads and storm water, landfill site, street lights and other civil infrastructure. We have attempted on numerous occasions to engage with the local authority to normalise the services in Mooinooi for them to take it over as per their duties under law (Municipal Systems Act, 32 of 2000), but regrettably these engagements have not been successful. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 153

With Mooinooi as the nearest major residential node to the Marikana operations, we have adopted an overarching approach to deliver on our housing and socioeconomic strategy by implementing much- needed upgrades to municipal services infrastructure. This is on the critical path for the potential expansion of Mooinooi as part of our new housing delivery strategy. Phase one (already completed) included the upgrade and expansion of the landfill site at a cost of c. R32 million. Phase two was implemented during 2024, focusing on the upgrade of roads, road markings, signage, sewer, storm water and electrical infrastructure (mini-subs, distribution kiosks, street lights) at a cost of c. R28 million. During 2024, we embarked on town planning interventions towards the densification of residential stands owned by the Group. This is earmarked to realise a total of 400 stands, with the potential to be the catalyst in the first batch of new affordable housing delivery. 2 Proclaimed means all property, including lands and buildings within the municipal service area Number of employees living in Single accommodation complexes (mine employees)2 7,199 1,611 5,588 7,667 8,129 Family accommodation (houses and on-mine residence)3 10,364 5,714 4,650 10,247 10,076 Private/other (balance of total workforce) 35,405 26,123 9,282 40,379 43,076 Number of company-owned houses sold Total 346 172 174 372 306 Employees 346 172 174 372 300 Private 0 0 0 0 6 Number of company-owned houses sold since programme inception (2015): cumulative total Total 2,429 730 1,699 2,083 1,711 Employees 2,081 718 1,363 1,735 1,363 Private 348 12 336 348 348 Number of houses built during the year4 22 15 7 19 5 Number of houses built since programme inception (2015) 98 39 59 76 57 Spend on accommodation maintenance/renovations1 (Rm) Family 484 367 117 382 298 Single 166 76 89 183 181 Spend on accommodation maintenance/renovations (excluding labour costs) (Rm) Family 1 365 293 72 183 153 Single 101 61 40 70 84 SA region: housing and accommodation 2024 2023 2022 Total SA PGMs Gold Total SA Total SA 1 The cost of accommodation, maintenance and renovation is comprehensive (not only painting) 2 Number reduced as a result of the restructuring and consolidation of Leseding and Koponang accommodation to improve efficiencies 3 At the SA gold operations, more employees have taken up the opportunity to reside in family accommodation compared to previous year 4 The number of houses constructed includes those houses constructed as part of the Matshediso programme as well as part of the houses for the widows of the Marikana tragedy 11.3 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 154 Employee at Kroondal, SA PGM operations

FUTURE FOCUS ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– GROUP • Embed a People and culture operating model that ensures alignment with the Group’s strategy and provides consistency across all regions • Progressing diversity, equity, inclusion and belonging with regional relevance • Rejuvenate performance management to foster a performance-driven culture • Strengthen future-ready leadership capability and values-based decision making • Remeasure the group culture and organisational health to enhance existing culture work • Continue advancement of future-ready leadership and culture development to navigation of a dynamic business environment and drive sustainable growth • Deliver value through ongoing improvement of HR competency and service delivery model • Enhance a market competitive Group reward philosophy and policy to develop and retain key talent AUS REGION • Focus on retention initiatives to maintain or improve the current turnover rate and retain key people in critical roles • Continue with the AUS region’s integration into the Group • Aligning policies and practices • Mobilise values re-ignition into the region • Relaunch of short term incentive programme (updated for 2025) • Continue integration of Mt Lyell into AUS region and broader Group, including conclusion of collective bargaining agreement • Access to robust and comprehensive integral wellbeing services EU REGION • Continue to embed Sibanye-Stillwater culture, values in our operations • Continue resourcing skills for Keliber lithium project • Continue with leadership development programme to ensure future ready leadership • Embed employee wellbeing services SA REGION • Retention for key talent and critical skills • Workforce planning, utilisation and productivity initiatives to optimise efficiencies • Continue to embed iCARES values to enhance culture transformation in line with company objectives • Shared value for employees through ESOP scheme • Concluding the wage agreement for the SA gold operations US REGION • Develop and launch a formal wellness programme and ensure access to robust and comprehensive integral-wellbeing support services • Progress the women and allies programme • Enhancing digital adoption: Continued training and support to ensure seamless adaptation to paperless processes • Policy refinement: Ongoing harmonisation efforts to align with regional compliance updates • Employee engagement and efficiency: Strengthening feedback loops and optimising digital tools to enhance productivity • Sustained compliance alignment: Regular updates to policies ensuring adherence to evolving US regulations and best practices OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION OUR PEOPLE continued IR – 155 East Boulder mine, US PGM operations – Montana, United States

PEOPLE: SOCIOECONOMIC DEVELOPMENT WHAT WE DID IN 2024 SUCCESSES • Socioeconomic studies completed for all regions demonstrating significant employment, economic, compensation and tax impacts • Collaborated with Wits Business School and the Department of Cooperative Governance and Traditional Affairs (COGTA) on capacity building for traditional leaders and local government in the SA region • Winner of the National SAB/ESG Africa awards in recognition for embedding sustainability • Achieved a level 4 B-BBEE score; an improvement from level 6 • Received final regulatory approval for the East Boulder Mine Lewis Gulch TSF, through, inter alia, effective and meaningful engagement with regulators and stakeholders such as environmental NGOs CHALLENGES • Ailing municipalities exacerbating social delivery challenges and increased expectations for delivery by the mining companies in some of the regions where we operate • Illegal land occupation and increase in informal settlements, without basic services, around mining operations due to increased • Poverty and unemployment bringing people closer to our operations in search of jobs and procurement opportunities Group Equivalent of 1.5% of declared dividends to be invested in the Sibanye Foundation % and R invested No dividends declared (2023:1.5%, R211 million) Page 157 By 2030, direct economic contribution to GDP, expressed as a % of Group revenue, to be in the range of +/-10% of the last five years average % contribution 16% above five year average range New medium term target; Page 160 SA region Cumulative number of jobs created 1,725 (2023:1,500) New short term target; Page 161 By 2025, have 1,800 cumulative number of new jobs created in alternative economies TARGETS AND KEY OBJECTIVES Metric Performance See Our sustainability theme anchoring the chapter: People and prosperity Alignment with UN SDG 1a,1.1, 2.1,2.2,2.4, 4.2,4.4, 5.2, 8.3,8.7,8.8,9.3,10.3,16.1, 16.3,16.5,17.17 See Progressing the UN’s SDGs, www.sibanyestillwater.comnewsinvestors/reports/annual/ MATERIAL MATTERS M4 Licence to operate M10 Sociopolitical instability OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SIBANYE-STILLWATER INTEGRATED REPORT 2024 156 INCLUSIVE, DIVERSE AND BIONIC

APPROACH ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Our US, EU and Australian regions are characterised by relatively stable governments, and good socioeconomic conditions where most citizens enjoy middle-class standards of living. The same cannot be said for the SA region, where economic growth is low and unemployment and poverty rates are unacceptably high. This is exacerbated by poor governmental capacity and it creates serious challenges for the Group. It is, however, also an opportunity for us to demonstrate our purpose and vision: To be a leader in creating superior shared value for all stakeholders, while Prospering in every region in which we operate. The sustainability theme of People includes the key pillars of Respect for people’s rights, and Social inclusion and community impact. The first of these includes human rights and the rights of indigenous peoples, on whose traditional lands some of our mines are sited. We respect the culture and heritage of the traditional owners of the land. Our approach is to share opportunity with local communities, maximising our economic impact to contribute to growing, sustainable economies where we operate. In short, and of particular relevance to the SA region, we collaborate with local communities, often through co-created compacts and partnerships, to build social capital where we operate. Prosperity is another of our sustainability themes and includes the pillar of Shared value and domestic prosperity. This theme points to the reality that unless we remain a profitable company, we cannot help tens of thousands of employees support themselves and their families. Further, our positive economic impact in our areas of operation would be lost, as would our considerable tax contributions to the national fiscus in the different regions we operate in. In 2024, the University of Montana's Bureau for Business and Economic Research (BBER) conducted an independent, third-party socioeconomic impact study, based on 2023 financial. The results indicate that where we have operations and facilities, Sibanye- Stillwater's operations contribute significantly to local GDP and economic activity and growth, job creation and taxes paid to national governments, thereby generating significant socio- economic value in the ecosystems where we operate. Post-closure economies are also an important factor under the pillar of Shared value and domestic prosperity. In this regard (and noting the importance of environmental sustainability for post-closure) we are pursuing opportunities for natural capital markets. By this we mean investing in nature, such that it returns sustainable value to local communities who remain incentivised to continue investing in it. We have also developed a pyramid of positive change model to operationalise our intent and enable superior shared value. The model provides a structured approach to achieving excellence across critical areas. At a foundational level it is about meeting compliance and being a good corporate citizen. To create shared value and stakeholder impact at the top tier of the pyramid, it requires purposeful action to innovate, partner and engage stakeholders, embed sustainability considerations into decision making and influence industry transformation for sustainability practices. (See Social, Ethics and Sustainability Committee, Chairman’s report, page 104). Employee volunteerism Our employee volunteerism scheme matches employee donations in time and money to worthy causes, with funds from the Group. In 2024, a total of R323 093 was donated by employees and Sibanye- Stillwater, this in addition to the Group’s seed fund of a R1 million. Furthermore, employees contributed 13,757 minutes in volunteering time to assist communities. The various worthy causes that we support include mitigation of gender-based violence and femicide (GBVF) and support of early- childhood development. Sibanye Foundation The Sibanye Foundation, a non-profit company (NPC), set up to augment the Group’s contribution to societal programmes, is premised on an equivalent of 1.5% contribution of dividends declared to shareholders. As at the end of 2024, the fund had financial reserves of approximately R197 million. In 2024, the Sibanye Foundation approved R32 million (US$1,7 million) for social, environmental and cultural programmes in line with its Memorandum of Incorporation. The Sibanye Foundation is managed by a board of directors and its affairs managed by’ William Radcliffe, as its independent administrator. SA region In partnership with the Gift of the Givers and Breadline Africa, the Sibanye Foundation delivered programmes in the areas of health, education and sanitation. Additionally the Sibanye Foundation successfully delivered programmes in skills development and infrastructure. R32 million was invested in: • Renovation of Boitekong clinic in Rustenburg • Provision of water, sanitation and hygiene services in various schools in Dipaleseng local municipality • Construction of multi-purpose sports facilities in various schools in Rustenburg, Merafong, Matjhabeng, Masilonyana and Dipaleseng local municipalities • Donation of 50 laptops to Mbulelo primary school In partnership with the Thabo Makgoba Foundation and the Breadline Africa NPC, the Sibanye Foundation also delivered water, sanitation and hygiene services at the St Marks schools in Limpopo and Ngqanda school in Eastern Cape. US region The Sibanye Foundation approved funding to several projects in Montana, reflecting our commitment to health, wellbeing and education. The donations are ringfenced for: • R18,950 (US$1,038) for the Columbus Mental Healthcare Centre to support community activities • R379,000 (US$20,779) for the Family Tree Nurturing Centre in Billings to address gender-based violence, child abuse and neglect • R113,700 (US$6,234) for the Red Lodge City for safety vests, food and clothing • R189,500 (U$10,389) for the Yellowstone Art Museum to promote Native American art • R284,250 (US$15,584) for the Rocky Mountain College to train future conservation stewards and to monitor changes on the Yellowstone River The disbursement of funds to beneficiaries will be concluded in H1 2025. SA region: Mining Charter and Social and labour plans (SLPs) The Mining Charter, a policy established under the Mineral and Petroleum Resources Development Act (MPRDA) of 2002, sets transformation targets for the South African mining industry. It aligns with the Broad-Based Black Economic Empowerment (B-BBEE) Act 53 of 2003, which provides a broader framework for socioeconomic transformation. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 157

SLPs serve as legal instruments used by the DMPR to manage the socioeconomic obligations of mining rights holders. In drawing up the SLP, a mining company is obliged to consult with relevant local communities, complete a needs analysis, and it must align its plans with the relevant SA Municipal Integrated Development Plans and to the National Development Plan. Once the DMPR approves the application, then the SLP becomes a legally-binding commitment with a five-year lifecycle. From the perspective of socioeconomic spend, SLPs are concerned with the following categories: • Local economic development projects • Human resources development (employees and communities) • Housing and living conditions (for employees) • Management of downscaling and retrenchment (provision of alternative skills training) • Procurement, enterprise and supplier development In terms of mine community development of the SLP, there is a portfolio of 153 LED projects at our SA region operations, 112 have been completed, 26 are in progress and 15 have not started. In addition, there are 34 projects that are awaiting DMPR approval To ensure transparency, the approved SLPs are translated into dominant spoken local languages e.g Setswana and isiXhosa and Sesotho. The approved SLPs are shared with stakeholders by posting them on the Sibanye-Stillwater website. See www.sibanyestillwater.com/sustainability/community/ and Social and labour plans: Summary of projects in South Africa fact sheet. Consultation process We follow a broad-based engagement approach that includes segments of communities (women, youth, traditional leaders, NGOs, and vulnerable people such as women and people living with disabilities). Our community engagement forums are multi- disciplinary. Stakeholders have been mapped and profiled. Community leaders are elected representatives and form part of Municipal councils. As elected representatives they form part of Sibanye-Stillwater’s community structure that meets every quarter through the quarterly community engagement forums. Traditional leaders are engaged through the traditional council structures. New projects must be accompanied by a portfolio of evidence in respect to stakeholder engagements and socioeconomic baseline analysis of local areas to ensure that we keep all relevant parties updated on how projects are developed. We identify and engage with key external stakeholders on sustainable development issues in an open and transparent manner. Through our open-door policy any member of the community can contact a representative of the Group, ask for support/advice, or request information in line with POPI Act. They can also engage the company in person, via email or telephone or at our quarterly community engagement forums, broad-based community forums which includes the vulnerable groups; NGO dialogues, as well as other ad hoc engagement platforms. We also participate in the Courageous Conversation, an inter-sectoral dialogue and action on the future of mining in South Africa. We use the following criteria to identify, and assess community stakeholders: • Interest • Level of influence • Expectations of engagement with Sibanye-Stillwater • Dependence on Sibanye-Stillwater • Shareholder value for Sibanye-Stillwater of engaging with specific stakeholders US region The Good Neighbor Agreement (GNA) with three local organisations, the Northern Plains Resource Council, the Stillwater Protective Association, and the Cottonwood Resource Council contractually binds Sibanye-Stillwater to certain responsible mining commitments. Montana’s Hard-Rock Mining Impact Act (HRMIA 1981) ensures that large-scale mineral developments do not burden local taxpayers. Social upliftment is part of the US and Montana regulatory structures and is included in permitting requirements and tax structures. Every ounce of metal we produce provides specific financial benefits to local counties. For further information, see The Good Neighbor Agreement fact sheet at www.sibanyestillwater.com/news-investors/reports/annual/ AUS region: Gulf Communities Agreement Century operations is a party to the Gulf Communities Agreement (GCA). This “native title agreement” was established in 1997 in connection with the grant of the mining leases at Century operations and contains the benefits that are shared with the traditional owners of the lands impacted by the mining operations. Reaching agreement in the spirit of commitment, cooperation, mutual benefit and respect for each other’s rights and interests. The GCA sets out several goals which are inclusive of maintaining aboriginal sites and cultural heritage and overall community welfare and social improvements. The GCA includes a requirement for the establishment of the Aboriginal Development Benefits Trust. The trust receives funding from Century operations to enhance Aboriginal economic development in the Gulf Communities. EU region: Public consultation for new industrial projects In Europe, the environmental permitting application process of most of mining and industrial projects typically includes an important phase of public consultation. Local stakeholders are asked to provide opinion, and their feedback plays an important part in determining the nature of the permit. Sandouville and Keliber have successfully completed this process. SA REGION: B-BBEE VERIFICATION –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Broad-Based Black Economic Empowerments (B-BBEE) is a South African government initiative to grow black involvement in business. B-BBEE credentials are assessed according to a scorecard made up of five criteria: ownership, management control, skills development, enterprise and supplier development, and socioeconomic development. Over the past few years Sibanye-Stillwater has steadily improved its B-BBEE score, from level 8 in 2021, to level 4 (achievement of 80.44 against the various weighted elements of 120). OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 158

B-BBEE scorecard* Element Points 2024 scoring based on 2023 data 2023 scoring based on 2022 data Movement Ownership 25 23.48 19 4.48 Management control 19 8.32 10.17 -1.85 Skills development 20+5 bonus points 10.43 10.17 0.26 Procurement 27+2 bonus points 25.94 25.95 0.01 Supplier development 10+1 bonus point 4 2.80+1 0.02 Enterprise development 5+1 bonus point 2.27+1 0.53+1 1.74 Socioeconomic development 5 5 5 Total 111+9 80.44 75.62 4.82 B-BBEE level 4 5 Discounting applied No Yes Recognised B-BBEE level 4 6 *Assessment was performed during 2024, based on 2023 information and data ACCOUNTABILITY, GOVERNANCE AND ASSURANCE GOVERNANCE ACCOUNTABILITY Board • Social, Ethics and Sustainability Committee • Audit Committee Executive Committee and C-suite • The Chief Sustainability Officer holds the Group accountable for social performance and reports to the CEO • Each region has an executive or VP position holding oversight responsibility for stakeholder relations and socioeconomic development programmes • Each region has an implementation structure for social commitments • Internal governance of SLPs is undertaken through multi-stakeholder forums at our mining operations • Sibanye Foundation with appointed trustees KEY POLICIES, PROCEDURES AND POSITION STATEMENT (list not exhaustive, only key policies listed) • Sustainability policy • Position statements on partnerships for development, heritage, land management, post-mining socioeconomic sustainability and closure, and on indigenous people and mining • Stakeholder engagement policy statement • Gifts, sponsorships and donations policy • Code of ethics See www.sibanyestillwater.com/about-us/ governance/ South Africa • Social performance toolkit • Complaints and grievance procedure United States • Complaints and grievance procedure • Good Neighbor Agreement Australia • Gulf Communities Agreement ASSURANCE AND REVIEWS (Tracking effectiveness) Group • External assurance on selected key sustainability performance indicators External audits are also performed against the requirements of Initiative for Responsible Mining Assurance (IRMA), International Council on Mining and Metals (ICMM) and World Gold Council (WGC) • In 2023, the SA and US regions, independent third-party human rights due diligence assessments were performed. The EU region completed the human rights self-assessment SA region • Several external agencies, DMPR, Human Rights Commission, conduct regulatory inspections on various regulatory elements • The social performance advisory committee (which includes external experts) reviews the implementation of the regional tactical plans OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 159

THE IMPACT OF OUR SOCIOECONOMIC INVESTMENT IN COUNTRIES OF OPERATIONS ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– In 2024, the Group commissioned the Bureau of Business and Economic Research (BBER) of the University of Montana to assess the socioeconomic contributions of Sibanye-Stillwater‘s global footprint. The results from the report are based on the 2023 financial data and other economic inputs and were derived from the widely used IMPLAN (input-output model for planning) economic models. These are some of the highlights of our socioeconomic impact based on inputs from 2023 across all regions: 1 Using implied multipliers indirectly gleaned from the 2023 BBER study, an estimate of employment impacts and compensation based on 2024 data 2 “Tax impact” is the tax base created across the different economies as a result of our operations and other induced economic activities. The size/quantum of the tax impacts reflects the taxes paid directly by mining activities, but also taxes paid throughout the economy that are induced and indirectly supported by the economic flows from mining activity, i.e. the multiplier effect is also considered. Hence tax impacts are not equal to direct taxes (such as corporate tax, production tax, carbon tax, etc) To give context to the above, Group revenue in 2023 was R114 billion (US$6 billion). Hence in 2023, our direct, indirect and induced socioeconomic impact (R225.9 billion) was 2.8x our Group revenue, with the ratio differing somewhat among regions: for the US region, it was: 3.5x revenue for 2023; for SA region: 2.5x, for the Australia region: 2.1x; and for the European region, 2.9x. The study illustrates that socioeconomic contributions by the Group are the result of spending on labour, vendors, suppliers, and taxes. These contributions supplement jobs, compensation, economic output, and tax payments directly connected to mining operations, demonstrating how the benefit from mining positively influences the overall economy. Economic flows generated by the Group are received by workers, businesses, and governments, who then reinvest part of this income in the broader economy, fostering additional job creation and business growth. This secondary spending generates demand for other goods and services, propelling further economic activities and creating new spending cycles. Notably, increased production and income taxes from our operations contribute to empowering governments to pursue societal and developmental priorities, including healthcare, poverty eradication, education, water and sanitation, transport, environmental initiatives, and the promotion of sustainable and inclusive economic growth. (See Group impact supplement, www.sibanyestillwater.com/news-investors/reports/annual/) OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 160 SA region: Strategic intent and roadmap Employment impact: 147,000 jobs supported, including 82,788 of our own employees and contractors Employment impacts for the Group 20241: 137,146 jobs supported (including 72,423 of our own employees and contractors) Economic impact (money dispersed into the economies of ecosystems where we operate): R225.9 billion (US$12 billion) Compensation impact (employee salaries and wages attributable to our operations): R61.3 billion (US$3.2 billion) Compensation impacts for the Group 20241: R57.8 billion/ US$3.2 billion Tax impact (total tax base inclusive of direct and indirect paid throughout economies where we operate: R27 billion2 (US$1.4 billion) Direct taxes (corporate, royalties, carbon) paid in 2024: R1.963 billion (US$0.107 billion)

PERFORMANCE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– SA region Facilitating sustainable post-mining economies One of our most important challenges is to contribute to a sustainable local economy after mines have closed. This involves helping to diversify the economies of mining towns, such that they can thrive post-mining. Sibanye-Stillwater’s restructuring and the closure of shafts and certain plants will impact SA region local communities. In response, since 2023, the Group’s economic programmes created 1,725 alternative jobs (permanent and temporary), offering economic alternatives for those impacted by closure. These jobs were created through projects such as the Beatrix circular economy and nature- based solutions, the Beatrix digital and non-digital entrepreneurship development project and the Marikana agri-hub and enterprise development hub, to name but some of the job-creation projects. 1a Collaboration and partnerships Our operations contribute significantly to local economic development and support institutional capacity in delivering basic services. In late 2023, we signed an MOU with the Department of Cooperative Governance and Traditional Affairs (COGTA) to work together to strengthen local government, so that it can more effectively deliver on its constitutional mandate of economic and social development. In partnership with Wits Business school, ShakesShem and COGTA we have launched a leadership development programme for Traditional Authorities residing near our operations and those who we lease land from. We invested R2 million in the programme, the goals of which include improved governance, trust building, improved financial management and administration, and the promotion of economic opportunities. Twenty traditional leaders completed the module on corporate governance. See Our impact report 2024. Leveraging land for impact A part of our commitment to socioeconomic development and environmental stewardship, we protect the land around our mining operations. We prioritise land heritage and biodiversity management and actively promote concurrent rehabilitation. Our strategy creates lasting value, facilitating a just transition to a post-mining economy. This includes supporting sustainable human settlements and driving economic development and growth. We manage land effectively through strategic allocations, rehabilitation efforts to reduce our footprint, proactive protection against land claims or invasions, and fostering economic development from subsistence to commercial initiatives. See also the Group impact supplement, www.sibanyestillwater.com/ news-investors/reports/annual/ Land strategy We have three workstream pillars for managing Sibanye-Stillwater land: mining, socioeconomic, housing and land. Mining: This includes land that is being used for mining-related activities and infrastructure and/or earmarked for future mining projects. For this land actions include reservation, zoning rehabilitation, footprint reduction and mine closures. Socioeconomic: This land is earmarked for socioeconomic development projects, including commercial agricultural projects to create alternative employment opportunities and to diversify regional economies. Actions include the freeing up of land for business purposes. Housing and land: This land has been earmarked specifically for integrated human settlements, which usually involve partnership between Government and the private sector. Land in this pillar is also made available for LED projects, agri-industry, social facilities and agriculture. Our process for implementing the strategy is as follows: 1. Identify and secure economically viable land parcels 2. Identify opportunities and partners, secure funding and markets 3. Develop skills to support opportunities 4. Create social value for the vulnerable All projects are dedicated to meeting one or both sustainability pillars of modern mining towns and sustainable environment. A land NPC has been established to partner with investors and communities to unlock the potential of the land and unused infrastructure for economic benefit. Land sales/donations/long-term lease projects West Rand Special Economic Zone (WRSEZ) The WRSEZ features the relocation and expansion of the Busmark factory into an industrial hub in Westonaria, which will enhance local manufacturing capacity using local labour and materials. Additionally, as part of the WRSEZ, we are launching an Agriculture cluster project that will develop a small livestock breeding scheme and feedlot, alongside ventures such as a snail abattoir, water purification plant and an aquaculture system. The WRSEZ supports the sustainability pillars of modern mining towns and a sustainable environment. It is being done in collaboration with the Gauteng Provincial Government and with private sector players. It aims to create jobs, enhance downstream value addition, and promote regional economic diversification. UNISA Experimental farm The UNISA Experimental Farm (also known as the UNISA College of Agriculture and Environmental Sciences for research and training) focuses on skills development to enhance the agricultural economy. This farm will serve as a practical training ground for students, offering hands-on farming experience. Additionally, it will provide training for ex-mine workers and bursaries for community students involved in the programme. The project will support our sustainability pillar of building modern mining towns, presenting opportunities for workforce development and community engagement while addressing challenges in transitioning from mining to agriculture. Merafong/GIFA Solar PV project The Merafong/GIFA Solar PV project is a collaborative effort to develop a solar photovoltaic cluster at our Driefontein operations, in partnership with the Gauteng Infrastructure Finance Agency (GIFA) and the Far West Rand Dolomitic Water Association. This initiative aims to support green economic growth in the solar power sector, aligning with the Gauteng Energy Security Strategy and the Green Strategic Programme, and has a potential capacity of 1,034MW. Focusing on sustainability, this project offers substantial opportunities for job creation and regional economic diversification, while helping to address the ongoing energy crisis. GIFA Agricultural Hub The GIFA Agricultural Hub focuses on both intensive and extensive agriculture, producing high-value crops such as vegetables, grains, and livestock while also engaging in animal husbandry through concentrated animal feeding operations for feedlot, dairy, chickens, and piggeries. The hub emphasises agro-processing for converting agricultural products into food and other goods, alongside land rehabilitation to restore areas degraded by mining. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 161

Land donation/long-term lease projects We have various other projects in the pipeline to work with partners in leveraging our land for impact. We have identified land around our Beatrix operations for a Beatrix animal husbandry project. We have identified the livestock owners who will benefit from the project and service providers to support it. In Bojanala and West Rand we are providing land for livestock management. Also, in Bojanala we are establishing an SEZ. We have a Cenotaph development and preservation project which aims to create jobs for people to preserve historical monuments and graves of World War II veterans. Near our Burnstone project we are establishing a farmer outgrower scheme comprising a rural smallholder farmer outreach and capacity building scheme within the Dipaleseng Local Municipality. All the above is in addition to ongoing land donations/long-term lease projects such as the Marikana Agri-hub, the Marikana Safe hub, and the Welkom Agri-hub. See case studies shared in the Impact supplement 2024 www.sibanyestillwater.com/news-investors/ reports/annual/ Land made available for socioeconomic projects Sibanye-Stillwater has made considerable amounts of land available for projects that boost socioeconomic development around our operations. West Rand post-mining socioeconomic projects: • UNISA Agricultural and Training Academy: 1,004ha • West Rand SEZ Agri-industrial Cluster: 1,657ha • West Rand SEZ Manufacturing Hub: 80ha • Caelum Agricultural Development Hub: 900ha • GIFA Agricultural Development Hub: 677ha • Merafong GIFA Solar PV Cluster: 1,348ha • Harmony Mponeng Solar PV: 618ha • Pan Africa Resources and Mogale Tailings Retreatment Solar PV Development: 150ha North-West post-mining socioeconomic projects: • Bojanala SEZ: 739ha • Marikana Agri-hub: 16ha • Marikana Safe-Hub: 8.54ha Free State post-mining socioeconomic projects: • Welkom Agri-Hub: 0.24ha • Beatrix Animal Husbandry Project: 2,500ha • Burnstone Outgrower Project: 89ha Marikana Renewal Since 2019, Sibanye-Stillwater has progressed the Marikana renewal process (inspired by the themes honour, engage and create). As part of Marikana Renewal’s honouring process, the Sixteen-Eight Memorial Trust funds the educational needs of dependents of those who died. In 2024, donated R14m to the Sixteen-Eight Memorial Trust. To date R90.1 million has been spent by the trust, which supports 155 beneficiaries, three of whom have completed tertiary education, with 41 that are studying at a tertiary institution and two having joined the company as interns in a work experience programme and three employed by the Group. See, https:// www.renewalprogramme.co.za/honour/sixteen-eight-memorial- trust/ Also as part of the honouring, our caring for widows and families programme has provided houses for widows and families who had not yet benefitted from the AMCU Trust; 15 of the 16 homes we committed to building have been handed over to the families. An additional two homes are being built to accommodate families in polygamous arrangements. As part of the engage process, the Group is supported by ReimagineSA (a non-profit organisation that facilitates meaningful engagements among South Africans). Their Letsema engagement process encourages collaboration and understanding to the benefit of all involved. For a full appraisal of the Marikana Renewal programme, see https://www.renewalprogramme.co.za/ 2.4, 4.4 and 17.17 Regarding the Group’s socioeconomic commitments to Marikana, in 2024 BASF (a German chemicals company with a large multinational footprint) facilitated a meeting between Sibanye-Stillwater and civil society and human rights groups from Germany and South Africa. BASF facilitated the session as they are connected to all the stakeholder groups. It was a platform to find common ground and create context with the role players, with the aim to ensure transparency on issues of mutual interest around human rights, at unlocking impasses between stakeholders around the Marikana community, and addressing environmental issues. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 162 Beatrix, SA gold operations

OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 163 Sibanye Foundation enhances community sports facilities In 2024, the Sibanye Foundation, in partnership with Gift of the Givers, inaugurated state-of-the-art astroturf multi-purpose sports facilities at schools in the North-West, Gauteng, Free State, and Mpumalanga provinces. These facilities, designed for netball, volleyball, soccer, and basketball, promote physical activity and foster community growth. Beneficiary schools include Mbulelo and Retlile primary schools in Merafong, Tekoloho and Mlamlankunzi primary schools in Dipaleseng, Mfidikwe and Ramochana primary schools in Rustenburg, and Lebogang and Bahale primary schools in Matjhabeng, Free State. In addition, 50 laptops were donated to Mbulelo primary school to enhance learning for both students and educators. Lerato Legong, Board of Director of the Sibanye Foundation, stated, "The Foundation recognises the disparities in educational and sporting facilities and is committed to addressing these gaps. By investing in holistic education that includes sport, we aim to empower learners to thrive in all areas of life." Nonduduzo Mnikathi from Gift of the Givers added, "These facilities nurture both body and mind, helping learners reach their full potential. We are grateful to our partners for making this vision a reality."

PROJECT SPEND AND IMPLEMENTATION ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– In 2024, we spent R2.4 billion on our SLPs (2023: R2.2 billion). In 2024, for the SA region, we spent R375 million on socioeconomic development (R605 million in 2023). See Social and labour plans: Summary of projects in South Africa fact sheet. SA region: SLP spend 2024 (R million) 2024 2023 Total Gold PGMs Total Gold PGMs Local economic development projects 36.4 12.5 23.9 59.6 26.3 33.3 Human resource development – communities 109.3 36.8 72.5 143.5 50.3 93.2 Human resource development – employees1 894.0 349.3 544.7 901.6 413.3 488.3 Housing and living conditions expenditure1 1,356.9 757.0 599.9 1,089.8 720.6 369.2 Management of downscaling and retrenchments (provision of alternative skills training) 24.7 8.4 16.2 7.5 7.5 0.0 Total SA SLP spend 2,421.3 1,164.0 1,257.3 2,201.9 1,218.0 983.9 1 Excluded from the updated definition from the SED expenditure SA region: Socioeconomic development (SED) expenditure (R million) 2024 2023 2022 Total Gold PGMs Total Gold PGMs Total Gold PGMs Local economic development projects1 36.4 12.5 23.9 59.6 26.3 33.3 122.4 49.9 72.5 Human resource development Communities1 109.3 36.8 72.5 143.5 50.3 93.2 130.9 54.9 76.0 Health 32.4 13.3 19.2 45.7 18.0 27.7 21.1 17.6 3.5 Education 37.5 13.8 23.8 37.3 11.2 26.1 28.3 2.4 25.9 Sport 28.5 12.4 16.1 22.2 12.8 9.5 12.9 9.6 3.3 Conservation and environment 7.9 — 7.9 8.4 2.0 6.4 6.6 — 6.6 Donations and charitable gifts 79.4 5.8 73.5 273.5 11.4 262.1 34.1 10.1 24.0 Community development 43.2 6.0 37.2 15.3 — 15.3 6.2 1.8 4.4 Total SED 374.5 100.4 274.1 605.4 132.0 473.5 362.4 146.2 216.2 1 Line item also included in the SLP definition -HRD for socioeconomic development (SED) spend excludes HRD for employees Corporate social responsibility in 2024 (R million)1 Group 1US region EU region AUS region 2 SA region Gold PGMs 2024 233.0 3.6 0.4 0.2 228.8 51.2 177.7 2023 409.8 6.5 0.9 402.4 55.4 347.0 2022 115.7 6.3 109.2 41.4 67.7 1 The annual CSR investment by the US region is over and above the social spend by the US government enabled by taxes paid. Exchange rates used to convert US PGM expenditure per year in 2024 is R18.32/US$ is (R18.42/US$ in 2023). For EU region exchange rate used to convert to rand is R19.82/€ (2023: R19.94/€). For the Australian region exchange rate used to convert to rand is R12.09/A$ 2 CSR investment for the SA operations is included in the socioeconomic development table above 1.1,2.1,2.2,4.2 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 164

COMMUNITY TRUSTS ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Our B-BBEE ownership structure for Marikana includes a 0.9% stake for the Lonplats Marikana Community Development Trust (MCT) and a 0.9% stake for the Bapo Ba Mogale LED Trust. With the acquisition of the Rustenburg operations in 2016, Sibanye- Stillwater concluded a 26% B-BBEE transaction. In terms of this transaction, 26% of the Rustenburg entity is held jointly (at the following share values) by the Sibanye Rustenburg Mines Community Development (SRMCD) Trust (24.8%), the Rustenburg Mine Employees Trust (30.4%), Bakgatla-ba-Kgafela Investment Holdings (24.8%), and Siyanda Resources (20%). Five Sibanye-Stillwater trusts in the SA region benefit our local communities, namely: 1) Sibanye Rustenburg Mine Community Development (SRMCD) Trust; 2) Lonplats Marikana Trust; 3) Kroondal Trust; 4) Bapo Ba Mogale LED Trust; and 5) Sibanye Foundation. In 2024, dividends to the value of R293,554,098 were paid out to the SRMCD Trust and the Sibanye Rustenburg Mine Employees Trust. The SRMCD Trust carries out public benefit programmes for communities adjacent to our mines. In Marikana in 2024, dividends to the value of R14,174,780 were paid out to the Bapo Ba Mogale LED Trust, Lonplats Marikana Community Development Trust and Lonplats Employee Share Ownership Trust. These trusts play a key role in community upliftment through offering bursaries to local learners and support for small business development, agriculture, early childhood development, health, crime prevention and GBVF prevention. 1.1a, 2.1, 2.2, 4.2, 8.6 Corporate social investment (CSI) and sponsorships We run CSI programmes focusing on vulnerable people, education, youth development, health, sports, and food security. These projects are funded by various budgets, including operational funds. In 2024, we invested R233.0 million in CSI programmes (2023: R409.8 million). The investment benefited municipalities, educational institutions, healthcare facilities, community development, and NPOs (e.g. faith- based organisations, schools, ECD organisations). See the Impact report for further detail on impacts and benefits created. For the SA region we include CSI as part of socioeconomic development, but not as part of our SLPs; for the US region CSI spend is over and above the social spend mandated by taxation. The AUS region expenditure relating only to the Gulf Communities Agreement. Of the R228.82 million CSI spend for the SA region, approximately R79.36 million was allocated to charitable donations and sponsorships. CSI initiatives in the SA region had a significant positive impact on communities: • Education and training: benefitted approximately 27,000 learners, 58 early childhood practitioners, and over 450,000 community members. Projects include equipping 28 schools with Wi-Fi connections, training educators, building a school hall, and various renovations to upgrade maths and science laboratories • Community development: benefited over 500,000 community members through road maintenance, capacity building, and civic and business centre upgrades • Healthcare: supported 14 churches and approximately 90,000 community members through water and sanitation upgrades and providing GBV toolkits and pods • Sport, art and culture: benefitted about 3,000 learners and club members through the building of sport facilities and supplying of resources to sports clubs • Conservation and environment: 27 schools benefitted through the planting of trees and the painting of ECD centres In terms of sponsorships and donations, the following initiatives benefitted from Sibanye-Stillwater investment: • R30.5 million towards adapting homes for employees with spinal cord injuries • R7.4 million to the Minerals Education Trust Fund (METF) to support university staff • R25 million towards the Wits Innovation Bridge • R14 million towards the SixteenEight Memorial Trust • R12.1 million towards supporting the enhancement of maths and science learning and education outcomes as schools US region Through our compliance to Montana’s Hard Rock Mining Impact Act (HRMIA) we meet infrastructure needs for schools and other public services. Our CSI initiatives include the Community Giving Team, led by charitable employees dedicated to helping those in the surrounding community. In 2024, CSI initiatives in the US region provided US$198,500 (US$400,000 in 2023) to support local non-profit organisations. In 2024, Reldan actively engaged employees in initiatives to give back to our local community. We planted trees, donated clothing, provided food to local food pantries, supported children in need around the holidays, and donated about US$15,000 to various other local charities. US region: Social activities and related expenditure (US$) 2024 2023 2022 Community projects (49%) 96,300 192,000 141,010 Education (37%) 73,500 108,650 143,740 Emergency and rural healthcare services (7%) 13,900 60,800 81,500 Environmental stewardship (7%) 14,800 38,550 21,750 Total 198,500 400,000 388,000 US local procurement expenditure1 Total procurement (US$m) Local procurement spend (US$m) % of local procurement 2024 370 224 61 2023 555 256 46 2022 459 212 0.46 1 Local procurement spend reflects the state of Montana EU region: social activities and related expenditure (€) EU region 2024 Sandouville Keliber Community projects 17,723 3,626 14,097 EU region: local procurement1 Total procurement (€m) Local procurement spend (€m) % local procurement Sandouville 147 36 24.5 Keliber 311 302 97 1 Local procurement spend is reflecting spent within the European union OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 165

AUSTRALIAN REGION –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Social operating context and stakeholder engagement Century operations The Gulf Communities Agreement (GCA) provides for the establishment of community and stakeholder engagement forums to address matters of concern to the Traditional Owners of the lands and waters impacted by Century operations. The GCA establishes community and stakeholder forums to address concerns of the Traditional owners of the lands and waters impacted by Century operations. The agreement, which includes the Waanyi, Mingginda and Ghuthaarn & Kukatji Native Title Groups, along with Century operations and the State of Queensland, serves as a framework for sharing benefits and opportunities through a comprehensive land- use agreement. To ensure meaningful engagement, Century operations facilitate and participates in structured consultation and decision-making processes with local communities. These engagements include formal committees focused on environmental management, employment and training and broader community development. In 2024, Century operations facilitated and participated in the following formal engagements with the stakeholders in the lower gulf communities: • Aboriginal Development Benefits Trust (six meetings) • Century Environmental Committee (three meetings) • Century Employment and Training Committee (three meetings) • Century Liaison and Advisory Committee (one meeting) Beyond these formal engagements, Century operations maintain regular informal and semi-formal contact with other community stakeholder groups including the Burke and Carpentaria Shire Councils, local landowners, State and Federal Members of Parliament, the Queensland Government and other interested stakeholders from the lower Gulf of Carpentaria. These engagements foster ongoing dialogue to address any concerns of Indigenous groups and other stakeholders in an appropriate manner; there were no reported incidents of violations. To support safe and equitable gender participation, Century operations actively promote inclusive employment practices and capacity building programmes. Training and employment programmes are developed in collaboration with Indigenous groups. AUS region: Gulf Communities agreement (A$m) Century Employment and training programmes for indigenous communities 2.1 Environmental activities and engagement with indigenous communities 0.1 Economic development initiatives with indigenous communities 1.6 Land-based compensation payments to indigenous communities 1.0 Administrative payment for implementing the Gulf communities agreement 0.2 Total (A$m) 4.9 AUS region: Local procurement (A$m) Total procurement (A$m) Local procurement spend (A$m) % local procurement Total AUS region 365.2 170.7 46.7 PROCUREMENT, ENTERPRISE AND SUPPLIER DEVELOPMENT –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Through the purchase of goods and services we have an opportunity to include marginalised people into the mainstream economy and to promote socioeconomic development. Procurement is managed at a local level, as we seek to procure as much as possible from doorstep communities This improves resilience (aligning with our strategic differentiator to build pandemic-resilient ecosystems) and in the SA region gives effect to our Mining Charter commitments. SA region In South Africa, the Mining Charter requires mining companies to leverage procurement in the interests of promoting businesses owned and run by HDPs (historically disadvantaged persons), women, and youth. With the gazetting of the third iteration of the Mining Charter in September 2018, the procurement targets, particularly as they relate to goods and services spend with women- and youth-owned companies, were considerably revised. The targets are to be achieved over a five-year period for mining goods and within a two- year period for services rendered. (Noting, as previously stated, that the Mining Charter is policy and not legislation.) The five-year transitional targets include: • A minimum of 70% of mining goods procurement must be spent on South African manufactured goods, of which 70% shall be allocated as follows: – 21% allocated to South African manufactured goods produced by HDP-owned companies – 5% allocated to women or youth-owned companies – 44% on B-BBEE-compliant companies • A minimum of 80% of services rendered must be spent by sourcing from South African-based suppliers, of which 80% shall be allocated as follows: – 50% spent on services supplied by HDP-owned companies – 15% spent on services supplied by women-owned companies – 5% spent on youth-owned companies – 10% spent on B-BBEE-compliant companies The SA region has met or surpassed the Mining Charter targets for procurement categories (mining goods, mining services, research & development, and sample analysis). Most operations/mining rights have performed well in procuring mining goods from HDP-owned, women-owned, and B-BBEE-compliant businesses. However, improvement is needed for certain operations. To address noncompliance and gaps, in 2024 we launched enterprise supplier development (ESD) programmes to develop black women-owned and black youth-owned suppliers. This includes incubating potential suppliers and ring-fencing certain commodities to prioritise historically disadvantaged South Africans. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 166

Coupa business spend management platform We use Coupa (a software platform) to help manage procurement and business spend. Using Amazon Web Services (AWS) (which has AI functionality) we have enhanced our processes with automation. Total discretionary procurement (Rm)1 B-BBEE procurement spend (Rm)2 % of B-BBEE procurement 2024 R28,677 R22,153 77 2023 R32,742 R25,018 76 2022 R28,373 R21,415 75 2021 R23,496 R16,442 70 (B-BBEE) Broad-Based Black Economic Empowerment, is a policy framework designed to address historical economic inequalities and promote the economic participation of black South Africans (HDP) - Historically disadvantaged person’’ means—(a) any person, category of persons or community, disadvantaged by unfair discrimination before the Constitution took effect;(b) any association, a majority of whose members are persons contemplated in(c) any juristic person other than an association, in which persons contemplated in paragraph (a) own and control a majority of the issued capital or members’ 1 Discretionary procurement expenditure - total procurement expenditure less non-discretionary procurement expenditure (expenditure that cannot be influenced by a mining company, such as procurement from the public sector and public enterprises) 2 Discretionary procurement spend to suppliers that are more than 25% owned by Historically Disadvantaged Persons (HDP) and who held a valid broad based black economic empowerment (B-BBEE) certificate / affidavit at any time during the reporting period There was a decrease in the discretionary spend and B-BBEE procurement expenditure from 2023, but the B-BBEE percentage increased from 76% to 77%. SA region: Discretionary B-BBEE procurement1 (%) 2024 2023 Total Mining Goods Spend Total Services Spend Valid Mining Goods Spend Valid Services Spend Mining goods Services Mining goods Services R'm R'm R'm R'm Target 70 % Target 80% Target 70 % Target 80% Gold Beatrix 496 735 366 490 74 67 76 52 Cooke 1, 2 and 3 315 338 168 196 53 58 48 68 Cooke 4 241 335 169 246 70 74 76 85 Driefontein 914 1151 716 772 78 67 77 55 Kloof 806 969 620 716 77 74 73 65 PGM Kroondal 800 1,994 668 1,464 83 73 83 88 Rustenburg 2,133 3,764 1,717 3,182 80 85 79 82 Marikana 2,182 4,054 1,677 2,925 77 72 75 65 Total 7,887 13,340 6,102 9,991 77 75 76 72 1 The Mining Charter’s procurement targets apply to procurement that “excludes non-discretionary procurement expenditure” – this excludes expenditure that cannot be influenced, such as procurement from the public sector and state enterprises. Procurement targets therefore apply to discretionary expenditure over which Sibanye-Stillwater has influence SA region: Total empowerment spend We have increased our procurement from black-owned businesses, which now constitutes 58% of the total discretionary procurement. 2024 2023 HDP (historically disadvantaged person) businesses R million % of total spend R million % of total spend Black-owned1 16,641 58 16,411 50 Women-owned2 7,288 25 7,754 24 1 Black ownership 51% and greater 2 Women ownership 30% and greater OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 167

Supplier development Sibanye-Stillwater is making significant strides in its supplier development programme. Our database includes some 811 local community suppliers1, helping to ease these entrepreneurs and small companies into our procurement process and encourage the growth of micro, small and medium-sized enterprises (SMMEs). We also offer support (e.g. onboarding, funding, training, better payment terms, admin assistance) for our community companies and a total of R3.38 billion (16.90% of our discretionary procurement) of the procurement budget was spent through our local community suppliers and local JVs (R3.67 billion in 2023). Despite facing ongoing logistics challenges post-COVID, Sibanye- Stillwater is focused on enhancing supplier relationship management and leveraging technologies like Coupa and AWS to improve procurement processes and data reporting. These efforts reflect a strong commitment to community upliftment and sustainable supplier practices. 1 Refers to a supplier from a community within a local, district, metropolitan municipality or traditional authority adjacent to the mining area, as defined in the MPRDA 9.3 Solar entrepreneurs One of our programmes involves training suppliers in solar installations. We trained 91 participants in 2024 in domestic-scale solar. We identified small operators that were already involved in electrical installations, giving them the wherewithal to expand their offering to include solar. Many of them are now benefiting from the added skills, and in the coming year we will work with a smaller group of these suppliers to give them the skills to do industrial solar installations. We also make use of these suppliers, should we need solar installations for our own projects. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 168 • Project manager appointed to review non-compliant suppliers with the commodity team and supplier development • Identify contract for inclusive procurement from non-compliant suppliers • Update/Validate our local community supplier with missing information/old information • Confirm the existing community suppliers’ capacity • Support community supplier through the supplier development programme • Local community spend of R3,38bn, 16.90% of our discretionary spend, 811 suppliers • Ring-fenced commodities for our communities • Identify any local community supplier gaps • Engage enterprise development to assist with the gaps • Business acceleration programme – training for community supplier individuals • Utilise our suppliers to train/incubate our community entrepreneurs, align with inclusive procurement • Sibanye-Stillwater funding programme – R87 million approved loans • Supply chain fund – R68 million (318 approved loans) • CEO fund – R19 million (80 approved loans) • Overall jobs created – 2 282 • Identify further opportunities • Review suppliers across different operations • Tender opportunities identified to increase spend

Supply chain and CEO Enterprise Development Fund Supplier development fund - objective is to fund SMME suppliers that have been awarded an order or contract at any of the Sibanye- Stillwater operations. The fund provides loans to applicants against a purchase order from Sibanye-Stillwater operations and are agreeable to signing a cession on the order or contract to Sibanye-Stillwater. CEO Enterprise development fund - utilised for grants or loans for the purchase of assets and related transactions for identified SMME suppliers at the various Sibanye-Stillwater operations as well as other emerging community suppliers within our different mining areas. We work with Phakamani, a company that specialises in enterprise and supplier development (ESD), to offer coaching, assessments and support in a range of areas, including funding, and skills development. In 2024, we facilitated 398 loans, which created 2,282 jobs, supporting 160 women entrepreneurs and 193 youth entrepreneurs, totalling R87 million (2023: 422 loans totalling R102 million). 2024 Supply Chain Fund CEO Fund Total Loan target 100 10 110 Number of loans approved 318 80 398 Funds approved by investment committee (R million) R68 R19 R87 Number of jobs created & sustained 2,015 267 2,282 Number of SMMEs supported 113 74 187 Female entrepreneurs supported 123 37 160 Youth entrepreneurs supported 150 43 193 *Number of companies being mentored (in total) 46 — 46 Enterprise development transactions 23 60 83 Total funds disbursed (Sibanye-Stillwater and IDF) (R million) R61 R13 R74 Fund recovered (2024 transactions) (R million) R44 R9 R53 Fund recovered (total for Sibanye-Stillwater) (R million) R388 R298 R686 Recovery rate 84.8% 9.3 ESD programmes and skills development During 2024, 519 individuals received business training through Phakamani, and there were also 50 individuals registered for NQF5 level accredited training. In addition to this, through our ED programmes 30 women-owned suppliers and 39 youth-owned suppliers were trained and mentored throughout 2024. See case studies in our Group impact supplement 2024, https://www.sibanyestillwater.com/news-investors/ reports/annual/ 2024 Generic management training enrolled (Qualification 59201 NQF5 accredited) 50 Skills development programmes: (Number of Individuals) 519 Microsoft MS-900 50 Health and safety 126 Marketing 105 Financial management 104 Project management 108 Workshops (building safety file) 26 Coupa training 44 ESD programmes: (Number of Suppliers) ED programmes (Woman suppliers) 30 ED programmes (Youth suppliers) 39 ED programmes (Solar individuals) 91 Suppliers participated in different training programmes 113 Individuals participated in different training programmes 660 Respecting peoples’ rights Human rights Our approach to human rights is best summed up in our iCARES values and in our Umdoni tree icon, whereby we play a vital role to enhance the lives of employees, communities and organised labour, among other stakeholders. Our Human rights policy statement is aligned to the ICMM, to the UN Global Compact, and to the WGC Responsible Mining Principles. Our Code of ethics has been updated to include human rights requirements. Our harassment procedure, anti-harassment guidelines, leave policy, Supplier code of conduct and disciplinary procedure are examples of other human rights-related procedures. These include provisions on harassment, bullying, discrimination, freedom of association, forced labour, modern slavery, human trafficking, and child labour, in alignment with UN SDG 8.7 (Eradicate forced labour, modern slavery, and human trafficking). 8.7 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 169

The oversight for human rights is the responsibility of the Social, Ethics and Sustainability Committee of the Board. Our learning management system has modules for ethics, fraud awareness, and human rights. Since the introduction of these modules through the KnowBe4 portal, 9,470 employees have been enrolled with 6,491 employees that have completed the ethics module. Further to this, in 2024, 71% (2023: 76%) employees received refresher training on our Code of ethics, Human rights policy, and on safety and health. In June 2024, we hosted a Sustainability Dialogue on “Embedding a culture of human rights inside and out”. The panel included representatives from the United Nations Working Group on Business and Human Rights, World Benchmarking Alliance, United Nations Global Compact and Concentric Alliance. The discussions centred around multinationals adapting and conforming to the transforming global business and human rights landscape such as mandatory human rights and environmental due diligence, protection of human rights defenders and integrating human rights due diligence across the business value chain. In October 2024, we participated in an ICMM-hosted training workshop held in Johannesburg, South Africa on the updated Human Rights Due Diligence guide. The two-day workshop provided insights on applying ongoing human rights due diligence for member companies to proactively assess actual and potential human rights impacts, act upon the findings, track responses and transparently communicate how impacts were addressed. In 2025, we will apply the train-the-trainer principle to socialise this to a wider regional audience. In November 2024, we hosted a thought-leadership session on indigenous peoples and mining. Speakers from Nelson Mandela University, as well Australian experts and advocates in Aboriginal heritage, addressed the event. They discussed the importance of acknowledging indigenous rights and examined the legal framework in South Africa designed to protect these rights. The Australian region is finalising the preparation of its 2024 Modern Slavery Statement, in accordance with the reporting requirements stipulated by Australia’s Modern Slavery Act. To ensure ongoing compliance with the Act, the Australian Region has established a Modern Slavery committee. Human rights due diligence (HRDD) The HRDD performed in 2023 followed the UN Guiding Principles on Business and Human rights. The 2023 HRDD included stakeholder interviews which included focus group discussions inclusive of organised labour, traditional leaders and community members as well as employees. In 2024, good progress was made in addressing the areas requiring improvement highlighted in the 2023 HRDDs for the SA region and the US region, respectively. HRDD action plans were compiled, developed in conjunction and socialised with the operational teams, and progress is being monitored. Progress on the US region HRDD areas highlighted were: • Approximately 64% of the identified action items completed. The remaining gaps will be addressed in 2025 • An area of focus in 2024 was an initiative that challenged our employees to reflect how the “Respect” value from the iCARES is exemplified throughout our operations • A series of Community update meetings were held to address community concerns and other issues (such as socialising the new US PGM operations Community Complaints and Grievance Procedure • A training programme for contractors on the Code of ethics, and on human rights related policies In our SA region, the following progress was made in 2024 towards the key five areas needing improvement: Safety and security A primary preventative security strategy to mitigate illegal mining was developed in 2024, which comprises the following key aspects: Physical security controls: • Risk assessment (informed by security events, reviews and trends against control vulnerabilities), access control, engineering controls, and mobile equipment and material management. See Safe production, page 117 A multidisciplinary approach: • Central information management, investigative response, public private partnerships and multi-stakeholder engagements, multi- disciplinary illegal mining task team; communication and awareness • Resources have been allocated to community development projects. In 2024, 19 alternative economic development projects were in implementation or planning phase in partnership with community stakeholders, partners and local government across the SA region. The intent is to facilitate post-mining economies. See People: Socioeconomic development, page 158 and 161 Gender equality, harassment and workplace discrimination • To continue our work to address any form of intimidation and harassment in the workplace, inclusive of training and awareness programmes • We conducted a labour standard compliance assessment, based on ILO conventions. Various policies were reviewed against the ILO Fundamental Principles, Article 7 (Right to just and favourable conditions of work) and supporting international frameworks. These assessments confirmed that our people and culture policies conform to the ILO Fundamental Principles and Rights to Work and related international frameworks, including the updated OECD Guidelines for Multinational Enterprises on Responsible Business Conduct, the International Convention on Economic Social and Cultural Rights, and the UN SDG 8 on Decent Work and Economic Growth Sibanye-Stillwater continues to address harassment and workplace discrimination through various initiatives and platforms that include, inter alia: • Policies and procedures regarding harassment in the workplace • A GBV reporting framework was launched and is displayed at all operations • Establishment of reporting platforms for GBV-related queries and issues Socioeconomic development Work had to be undertaken to engage local stakeholders and continue to invest in post-mining economies given the historical challenges around the operations. To ensure that we leave a positive legacy post the end of life of our operations and in line with our HRDD recommendation to strengthen our closure and rehabilitation plans in consultation with communities. We continue to develop operational level social closure plans, outlining societal context and complexities, risks and impacts and key opportunities to leverage. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 170

To ensure meaningful stakeholder engagement and participation we have intensified our integrated communication to create awareness of each operations’ life of mine, closure processes, inform and educate stakeholders about future closure and create awareness of possible impacts, manage expectations and address stakeholder concerns. Environmental: air quality We have completed air quality dispersion modelling to assess the impact of our operations on the atmospheric air quality. We have ongoing site-level measures to avoid, mitigate and monitor air quality-related impacts. Our monitoring includes compliance emissions sampling and as ongoing monthly ambient (air quality) monitoring. We participate in air quality platforms, such as the Bojanala, Waterberg and West Rand Air Quality Management Priority Areas engagements. And we give feedback on issues related to air quality as and when required and at our community engagement forums. Occupational safety Despite our best efforts, 8 fatalities still occurred at our operations in 2024. We remain committed to block the path to death and mine without fatalities. See Safe production, page 119. Prevention of discrimination Discrimination is not tolerated at Sibanye-Stillwater. We track and monitor trends about the application of policies and procedures. Policies are reviewed every three years (or earlier if required). In special circumstances we allow for hearings relating to discrimination to be chaired by an external party. Sibanye-Stillwater values diversity and does not tolerate any form of unequal treatment, racism, violence, exploitation of children or forced labour. The Group and regions have specific policies in place which must be adhered to, including: • Human rights policy (Group) • Employment equity policy (SA region) • Diversity and inclusion policy (Group) • Harassment policy (SA region) • Transformation policy (SA region) • Employee handbooks (Sandouville, Reldan and Stillwater) Employees have safe platforms, including the anonymous tip-of line, to raise concerns. 16.1, 5.2, 10.3, and 8.8 Gulf Communities Agreement (GCA) Federal Court proceedings In May 2023, various Traditional Owner bodies filed an application in the Federal Court of Australia seeking a share of the annual compensation payments under the GCA. The dispute centred on the validity of the administrative processes used by the Native Title Groups in appointing the Eligible Bodies that receive funding, which Century contended were correctly followed. The applicants argued that Century had improperly disbursed funds by complying with the Native Title Groups’ directions, a claim Century disputed, asserting adherence to the GCA. After mediation in Q3 2024, the matter was settled with no further payments made by Century. The applicants agreed to discontinue the proceedings, and Century, along with other respondents, agreed to this discontinuance on the basis that each party would bear its own costs. Additionally, the applicants agreed to release Century from all historical claims and any future payments, unless a decision is made by the Native Title Groups in the future recognising any of the applicants as Eligible Bodies under the GCA. The Aboriginal Development Benefits Trust (ADBT) partners with Sibanye-Stillwater in accordance with the requirements of the GCA to support sustainable economic development initiatives such as the Normanton Foodworks supermarket. Additionally, the Century operations has been delivering significant community-based training and social development initiatives in accordance with the requirements of Schedule 2 of the GCA. A new tender process for the appointment of a delivery partner in continuing these arrangements will be commenced in 2025. Supply chain Our terms and conditions for suppliers require that they follow human rights legislation and adhere to our policies and codes. Further, we prohibit gift offering from our suppliers to our employees. We have issued a Supplier Code of Conduct during the year regarding ethical sourcing, sustainability and human rights. We offer free online training on our Code of ethics. See, https://www.sibanyestillwater.com/ suppliers/ethics/ We also offer sustainability training through the UNGC provided courses. During the year 277 suppliers have completed the Code of ethics training and there have been 483 entries to the online platform for sustainability training. We also continued with the supplier sustainability awareness session, with 360 participants, and the session covered environmental, social and governance practices. We audit 50 suppliers a year against sustainability criteria, which include carbon management, water management, human rights, and fair labour practices. Since initiating this process, we have completed 162 supplier audits. Since inception of the audit programme the 162 suppliers audited, the coverage is 48% of our 2024 total discretionary spend (SA region). We committed to screen 75 suppliers to establish their scope 3 emissions. See www.sibanyestillwater.com/suppliers/; also see Planet: Minimising our environmental impact, page 193. As part of our due diligence processes and anti-corruption practices, we have blocked 11 suppliers due to unethical practices. Sibanye-Stillwater has a stringent registration process, each supplier is screened and vetted prior to transacting. Our contracts are written such that the rights and responsibilities of each party and made clear, in the interests of reducing reputational and compliance risks as they may relate to sustainability, or other factors. Security and human rights Sibanye-Stillwater’s Protection services (SA region), as well as the security function for our US operations are aligned to the Voluntary Principles on Security and Human Rights (a multi-stakeholder initiative to guide best practice on human rights in mining and other industries). For the SA region, our security service providers must show that they adhere to the Code of Conduct for Security Service Providers (prescribed under South Africa’s Private Security Industry Regulation Act, 2003) and that their employees are trained in human rights. They must also adhere to our Human rights policy statement and our Code of ethics (among other stipulations) which is managed within the terms and conditions agreed to between the parties. Security service providers are audited annually regarding compliance. See Combating illegal mining fact sheet, www.sibanyestillwater.com/news-investors/reports/annual/ In 2024, the Keliber lithium project in Finland completed an internal human rights self-assessment screening, which is a precursor to a HRDD scheduled for 2026. Similarly, our Century operation in Australia, will undertake a human rights self-assessment screening in H2 2025. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 171

Security staff training on human rights 2024 2023 2022 Employees Contractors Employees Contractors Employees Contractors SA PGM 244 118 536 781 699 514 SA gold 82 353 400 799 167 259 US PGM N/A 11 N/A 14 N/A 26 Total 326 482 936 1,594 866 799 Anti-bribery, anti-corruption and whistleblowing We are committed to conducting business with customers, suppliers, distributors, counterparties, and agents involved in legitimate business activity and whose funds are derived from legitimate sources. Our risk assessments include screening suppliers and the investigation of anonymous bribery and corruption tip-offs. We report the outcome of these investigations. See corporate governance, page 21. Performance For 2024, 969 incidents (2023: 723) relating to employee dishonesty (fraud and assisting illegal mining) were reported at Sibanye- Stillwater’s SA gold operations, leading to 1,025 (2023: 764) employees, including contractors, being subject to disciplinary proceedings. At our SA PGM operations, 137 incidents of corruption (2023: 110) were reported, with 36 employees (2023: 27) charged and disciplined in terms of our Code of ethics. A total of 352 anonymous calls (2023: 305) were received during 2024 at the SA and US regions, with most of these relating to fraud and corruption. Many of the calls provided valuable leads, which were investigated. Those concerned were charged and disciplined in terms of our Code of ethics, as well as being subject to criminal investigation if their misdemeanours included law-breaking. Crimes are recorded on the Crime incident and investigation management system and are investigated. 16.3, 16.5 Group: Anonymous calls Area 20241 2023 Fraud 76 66 Breach of company policy 65 73 Procurement fraud 35 29 Corruption 25 27 Illegal mining 43 39 Theft of mine property 17 10 Time and attendance fraud 3 11 Industrial action 0 0 Theft of GBM 7 2 Arson 0 0 Trespassing 1 1 Human resource related issues 36 13 Theft of PGM 3 2 Copper theft 5 1 Other 36 31 Total 352 305 1A total of nine calls were received for the US region, one from Zimbabwe and one from the AUS region. The calls relate to 1 x theft of GBM, 1 x fraud, 5 x breach of company policy related cases, 2 x HR related, 1 x safety issue and 1 call that does not fit into the formal categories and relates to a legal request issue Heritage Our heritage sites on the land we own include grave sites, iron age and stone age sites, historical mine buildings and structures that are over 60 years old. See Planet: Minimising our environmental impact, page 207. Resettlements The Group notes that during the life of its operations there might be a need to resettle communities. To this end, and when resettlement cannot be avoided, the Group undertakes resettlement legally and justly, giving affected parties fair and equitable alternatives. The SA region’s social performance toolkit includes a resettlement framework. In 2024 there were no resettlements of communities; and we currently have no plans to resettle communities. Fair labour practice 8.8 We promote the aims of UN SDG 8.8 (Protect labour rights and promote safe and secure working environments of all workers, including migrant workers, particularly women migrants, and those in precarious employment). All employees are subject to vetting procedures, including the verification of age, criminal record checks, and medical fitness assessments. We support collective bargaining and freedom of association, and any relevant labour legislation in the regions that we operate (noting that these are labour-friendly countries) and as per the International Labour Organisation Protocol on decent work and working conditions. See Our people, page 149. In Europe, both French and Finnish subsidiaries operate according to European labour rules. In France, employees are represented by a labour committee (CSE in the French abbreviation), aimed at optimising working conditions, they also have a dedicated budget allocated to training, leisure and social projects. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 172

FUTURE FOCUS ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– GROUP • Completion of a social value calculator on social return on investment, a tool that quantifies the social, economic, and environmental impact • Development of a social capital framework for the group • Group-wide retraining on human rights and an accelerated focus on HRDD and other human rights issues AUS REGION • Continued compliance with the requirements of the Gulf Communities Agreement at Century operations • Secure Queensland Government approval of Century’s Progressive Rehabilitation and Closure Plan • Continue study into the restart of the Mt Lyell Copper Mine in Tasmania and the opportunities for socioeconomic contributions that it can unlock • Conduct study into the potential for phosphate operations at Century to extend the economic life of those assets and operations • Conduct an HRDD for the Australian region EU REGION • Complete the ICMM self-assessment of mining principles and performance expectations • Investigate socioeconomic project opportunity to fund through the Sibanye foundation SA REGION • Ongoing implementation of the socio-economic development (SED), SLP, ESD and other related programmes • Continued engagement with key stakeholders, whilst building purposeful partnerships to achieve superior shared value • Further progression of our social closure plans, and the ongoing implementation and sustaining of projects for a post-mining economy US REGION • Through our curated Community Giving collaborations with local non-profits, our Community Giving Team, and our generous commercial partners we will continue to advance programmes to enhance cultural experiences • Connect employees and workplaces with communities and families through enhanced employee communications and community engagement events OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PEOPLE: SOCIOECONOMIC DEVELOPMENT continued IR – 173 Sandouville nickel refinery, Le Havre, France

INNOVATION, DIGITAL AND TECHNOLOGY Key enablers for our strategy WHAT WE DID IN 2024 SUCCESSES • Significant progress in establishing a foundation and capacity for innovation, digital, and technology development and adoption across the organisation • Further embedded a culture of innovation through a collaborative programme led by our functions and regions, and finalised several supporting initiatives for implementation in 2025 • Embedded digital capabilities to support the organisation in its drive to augment human capabilities with digital technologies (bionic) • Established the Intelligent core (cloud-based data and analytics platform), made significant progress in our people- based approach through people activation, and delivered several value initiatives throughout the business • Progressed a number of technology development initiatives focused on optimisation, automation and electrification • Filed a patent for a novel process using a chloride medium for pCAM production (the GalliCam project) CHALLENGES • The primary focus in the regions was on optimisation and organisational restructuring initiatives • Lack of access to, and retention of, the right skills that are able to leverage rapid innovation using digital technologies ALIGNMENT WITH SDGs 9, 16 See www.sibanyestillwater.com/business/innovation- technology/ MATERIAL MATTER M12 Innovation, digital evolution and cyber exposure INNOVATION, DIGITAL, AND TECHNOLOGY DEVELOPMENT AND ADOPTION ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Introduction Innovation is one of our values, and is defined as: “We intentionally find new ways to do things better.” Digital transformation, and technology development and adoption, are core capabilities supporting the delivery of our 3D strategy. Our focus in 2024 was establishing dedicated capacity to support key areas of our broader innovation drive. By fostering a culture of innovation, leveraging digital transformation to streamline processes and unlock data-driven insights, and advancing technology to develop solutions, we have created a dynamic ecosystem that drives continuous improvement, sustainable growth and competitive advantage. Each focus area plays a critical role in this integrated strategy: a culture of innovation encourages creative problem-solving, digital transformation supports scalability and agility, and the adoption of new technologies allows us to continuously improve and create competitive advantage. Such efforts optimise performance and support long-term resilience and value creation, aligning with our overarching purpose To safeguard global sustainability through our metals. In 2024, we spent R73.6 million (US$4.0 million) (2023: R87.8 million/ US$4.8 million) on strategic innovation, digital transformation and technology initiatives. Due to the Group’s restructuring and capital preservation efforts in 2024, no investments were made via the BioniCCube capital allocation mechanism (designed to support the development and scaling of new technologies and applications, particularly those that can create new business opportunities and enhance the Company's portfolio) while R13.3 million/US$0.7 million were invested in 2023). BioniCCube focuses on strategic innovation and technology investments. See www.sibanyestillwater.com/business/innovation-technology/ OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 174 INCLUSIVE, DIVERSE AND BIONIC

Embedding a culture of innovation In Q4 2023, we transitioned from strategic development to implementing our innovation culture strategy. Collaborating with leadership from across the organisation, we developed goals and strategies for our corporate and regional teams that form the foundation of our innovation roadmap through 2025. This programme aligns with the underlying behaviours that support our innovation value, including: • We understand the need to innovate • We invite everyone to innovate • We encourage innovation • We develop innovators • We recognise innovation In 2024, we put our strategy into practice by sharing our goals and objectives broadly across the organisation, and inviting everyone to innovate by responding to challenges set by leadership. The response was encouraging, with a significant number of ideas brought forward by employees, contributing to a growing pipeline of opportunities. In 2025, we will run a series of programmes aimed at encouraging the testing and implementation of these initiatives. In 2024, we built on existing learning and development capabilities, and recognition initiatives, to add innovation as a core Group focus. Two key initiatives emerged as early priorities, and were approved for implementation in 2025: a digital learning platform to promote innovation and digital capability development, and a Group innovation awards initiative. Several external research, development and innovation (RD&I) programmes complement our internal culture. These include academic sponsorships for the University of the Witwatersrand (Wits) and the University of Johannesburg (UJ), funding and participation in the Mandela Mining Precinct, and strategic advisory to the Council for Scientific and Industrial Research (CSIR). We have also remained active in the corporate incubation and development space through startup funding and support for our portfolio companies, and we retain an informal ecosystem of innovative companies and institutions from which we draw strategic insights on innovation in general. To date we have invested R130 million into Wits and UJ during decade-long partnerships; and we remain committed to continuing these partnerships in the near term. Digital In 2024, our digital focus shifted to establishing the foundational building blocks, in particular the Intelligent core and People activation. Intelligent core (IC) The IC allows for the integration of data from across different areas in the Group, better facilitating actionable insights. The IC is a central component of digital infrastructure that leverages AI, machine learning, data analytics, and automation to enhance efficiency. Using the Amazon Web Services (AWS) Industrial Data Platform, we launched the IC into production in 2024, integrating procure-to-pay (P2P) and integrated utilities management (IUM) as the first two use cases. Both received positive feedback from business, demonstrating demand for deeper performance insights and data analysis. Key innovations for the P2P use case include an AI-powered materials classification model and automated spend categorisation, with significantly reduced manual effort. For the IUM use case, we developed an anomaly detection model that identifies unusual water consumption patterns, helping to reduce leakage and theft. Such enhancements show how the IC can drive business value through data-driven insights and practical applications of AI. Value created through these initiatives range from enhanced productivity, reduced manual effort and preparation times by an order of magnitude, increasing on contract spend, reducing water leakage and general improvement of performance measurement and insights. People activation (PA) Digital transformation requires a significant focus on embedding the right culture (of innovation), capability and skills. We refer to this as “activating people”. The key focus areas here are digital awareness (and creating a sense of excitement about the potential thereof), and giving employees mechanisms to identify and enact ideas. Our PA focus gained significant momentum during 2024, with a quarterly cycle of business interactions including “snackable” learning events, digital transformation conversations, newsletters, and showcases. In addition, we ran master classes on topics of interest and key digital innovations, and launched our first digital challenge where participants across the organisation competed in an analytics challenge. We place a particular focus on also applying a data driven approach for our PA initiatives, which allows us to gauge engagement and participation, as well as identify areas requiring specific focus. DIGITAL AWARENESS DIGITAL DESIRE DIGITAL APPLICATION High awareness of Sibanye- Stillwater’s Digital ambition (4.2 out of 5) Respondents have enthusiasm and a willingness to learn new digital skills (4.2 out of 5) Respondents indicated some understanding of digital application and possible opportunities (3.9 out of 5) Digital engagements overview Leadership support and feedback mechanisms People Activation pillars and learning Community of Practice (CoP) Specialised digital skills Number of engagement sessions 9 65% of SVPs and 58% of VPs participated Number of LinkedIn Learning pilot participants 177 Number of Communities of Practice (CoP) established 3 Number of people commenced Amazon Web Services training 32 Number of unique participants 932 Number of people joined the Data2Insights challenge 108 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION INNOVATION, DIGITAL AND TECHNOLOGY continued IR – 175 4.2 4.2 3.9

Technology development and adoption Our technology development and adoption team works with our operations and digital team to pursue practical mining and metals processing technologies. A key priority includes safety of our workforce and other areas such as mobile machinery electrification, automation, technology to enable operational efficiency, and integrated operating systems etc. Innovation, digital and technology initiatives Below are some of our key innovation, digital and technology projects driving improvements across our Group. Safety initiatives The use of machine vision, also known as computer vision, stood out as one of the significant innovations of 2024. This project aimed to determine whether AI could detect unsafe behaviour and identify hazardous situations. We conducted a pilot project at Thembelani shaft (SA PGM operations) and the results indicated great potential for augmenting human capabilities with digital tools to enhance safety performance. Instead of requiring a safety officer to review video footage for hours, the AI can analyse the footage and extract valuable insights. It can process unlimited video, accumulating data and statistics on safety events. This advanced system will provide real insights into operational behaviours, uncovering repetitive patterns and ultimately helping to engineer solutions to mitigate unsafe behaviours. See page115 for more on our Safe production efforts. Battery electric vehicles (BEVs) We are trialling underground battery-electric mobile machinery. Our primary investigation has been on load, haul, and dump (LHD) vehicles at Bathopele (SA PGM operations). In 2023, we deployed our first BEV LHD trial and, after rigorous testing, optimisation and iteration in 2023 and 2024, determined that the unit significantly outperforms its diesel equivalent, delivering nearly 30% more production at full utilisation. As a final iteration, in 2025 we plan to invest in new battery and charging technology to increase capacity and reduce charging time, extending operating hours per shift. These upgrades should allow us to replace diesel equipment with BEVs at a 3:2 ratio, significantly improving BEV unit economics compared to diesel. While our rail-bound mobile machinery is already largely electrified apart from some of our SA gold operations, we are investigating the use of lithium-ion battery technology to replace the conventional lead-acid equivalent. The myriad benefits of this include a 15%–25% increase in round-trip energy efficiency and a 200%–300% increase in cycle life against a 30%–40% reduction in total unit-cost (including capital and operating costs). Technology to improve concentrators During 2024, we started working with our processing businesses to identify opportunities for value realisation through digital transformation. Initially focusing on concentration, we piloted froth flotation cameras and advanced process control to optimise mass pull (mass pull is the amount of material pulled from the feed into the flotation concentrate during the separation process). We also began development of an AI driven virtual expert for enhanced operation of the concentrators. These initiatives continue into 2025, together with exploring various other opportunities. Modernised mining method (drill rigs) In 2024, we completed the initial trial phase of our first modernised long hole drill rig at the Stillwater West mine (activity has subsequently been moved to the Stillwater East mine) at the US PGM operations, drilling 75,685 feet successfully, and increasing our confidence in its operational and commercial aspects. The drill rig has either met or exceeded several performance benchmarks and is now fully operational. This is an important step in the ongoing modernisation process at the US PGM operations, to improve efficiencies and drive down costs at the US PGM operations. Key operational benefits include better drilling accuracy, reduced waste, and improved efficiency, resulting in productivity and recovery improvements. Our first digitally enabled drill rig allows real- time remote monitoring of operations. In 2025, we intend to implement several automation upgrades to further improve the performance of the rig, while considering its widespread implementation across our operations. Integrated Mining Enterprise (IME) We have implemented the IME at the Saffy, Thembelani, K3 and K4 shafts, including MineRP planner (a digital platform that supports IME). Notably, the IME has helped us achieve significant advancements in production stability at Saffy by validating a conversion from down-dip to breast mining, and ensuring our ore reserve development is optimised. The IME has also enabled the identification of fundamental infrastructural issues at Thembelani. The implementation of IME at the Marikana operation’s K3 and K4 shafts is ongoing, with a particular focus on refining the blueprint mine design to ensure sustained continuity and stability of production in the future. As the IME is an enabling system, and there a numerous contributing factors, it is difficult to attribute value to the IME directly, however, we believe the IME has enabled an annualised revenue uplift of approximately R400 million across Saffy, Thembelani, K3 and K4 shafts at a similar unit cost. Digital twin technology for our US PGM operations A major focus is working with the US regional team to restructure operations with an aim to achieve a unit cost of US$1,000 per 2E ounce in the near future. One way of doing so is through digital twinning. A digital twin is a virtual version of our mining operations that allows us to test different strategies to improve productivity and lower costs without having to implement it in real life. It helps us quickly explore multiple scenarios for possible implementation. Significant progress has been made in developing models to identify productivity and cost saving opportunities and improve operational flow. The short-term focus is on reducing costs, while the long-term model will examine mine design and mining methods. Some early findings include: • Opportunities to improve development rates in certain mining methods • Potential benefits from adjusting mining methods at East Boulder and Stillwater • Major improvements will likely require a mix of method changes and better productivity In 2025, we will validate our initial results, refine our models, and continue exploring new improvement scenarios. Group project management framework (PMF) In 2022, we started to standardise project management, evolving from basic requirements to a comprehensive PMF. In 2023, we digitalised this framework through an online platform which includes principles, policies, procedures, and documentation. In 2024 we further developed this solution to include a full project life cycle manager (LCM) and launched the systemised PMF and LCM in Q2 of last year. We have since completed initial training on the digitalised PMF and LCM and have standardised it’s use for company significant capital projects across the Group. In 2025 we intend to further develop this solution to cater for alternative capital processes such as stay in business capital. Innovative, novel technologies In Europe, our two projects, Keliber and GalliCam, both aim to deploy novel technologies for production of battery materials that minimise energy consumption and waste production compared to existing processes. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION INNOVATION, DIGITAL AND TECHNOLOGY continued IR – 176

Future focus In 2025 we will complete innovation challenges for certain functions and regions, and advance those that have concluded their initial challenge into the encouragement phase. In this phase, teams will look for ways to foster and support innovation by providing the right tools and resources and removing barriers to innovation. Our digital learning platform will be rolled out in Q1 2025 and completed by Q3 2025. Initially targeting innovation and digital transformation, this platform will be central to our broader learning strategy. We aim to create a learning community to establish necessary principles and procedures that support the delivery of high-quality content to about 5,000 employees. The proposal for a Group-level innovation awards programme in 2025 has been approved by the C-Suite. This programme will concentrate on the value creation aspect of innovation and, to ensure cohesion and consistency, will be aligned with the Group's values recognition awards. In 2025, we will significantly increase our AI initiatives, focusing on awareness, capability-building, and value-creating projects. We finalised our AI policy in Q1 2025, enabling us to leverage AI capabilities responsibly and ethically. We will also launch the AI Advisory council, including representatives from digital, innovation, ICT, and governance and compliance. External experts will join as needed to guide responsible and ethical AI adoption. Our digital team will provide implementation support, with several learning interventions planned for 2025 to promote hands-on AI exposure. INFORMATION AND COMMUNICATION TECHNOLOGY (ICT) ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– ICT STRATEGY STRATEGIC PLAN Purpose Delivering secure, reliable and agile ICT services to Sibanye-Stillwater Key objectives Customer engagement Business unit delivery Innovation/hyper automation Project delivery Governance/security Ensure on-time/always-on ICT services and be the supplier of choice In support of the Group strategy and delivery, the effective deployment of ICT applications To learn and continuously innovate On-time, within cost and highly governed project delivery Management of a secure and resilient enterprise infrastructure Initiatives • Expand the Service Efficiency Centre (SEC) • Introduce chat bots to our global call centre • Central monitoring of ICT systems and applications • Adopt 24/7 operating model and implement the follow the sun strategy • Establish an agile ICT training function • Continuous optimisation • Reduce application footprint • Reduce cost baseline • Optimise licence structures • Optimise support structures globally • Ensure scalability • Establish global support operating model • ERP S4 upgrade programme • Adopt fit-for-purpose hybrid cloud strategy • Expand datacentre footprint globally • Enable enterprise mobility • Continuously drive automation – hyper automation • Establish support structure for robotic process automation (RPA) • Introduce private 5G LTE services • Compliance to project management framework • Project governance in all initiatives • All business ICT initiatives channelled through ICT project management office (PMO) • Introduce programme management framework • Digitise the ICT PMO function • Ensure ICT policies support strategy • Streamline ICT controls and align to business processes • Ensure high level of security architecture and control • Ensure high level of governance and compliance to regulatory requirements • ISO 27001 certification • Manage efficient data governance Key performance indicators • Customer experience • Increase productivity • Process efficiencies • Time/effort • Governance, risk and compliance • Financial management • Strategic delivery • % Increased efficiencies • % increased quality • Customer engagement • Delivery in scope/time • Financial management • Governance and compliance • Internal audit reports • Management of security control framework IT governance is overseen by the Audit Committee; and the head of ICT reports to this committee quarterly, specifically on matters relating to IT risk and security. Members of the Audit Committee have relevant experience and training in ICT and related matters. The Audit Committee is accountable to the Board for IT governance. While there may be various ICT-related risks facing the Company, we have identified the following priority ICT risks: • ICT infrastructure damage • Cyber threats • Unauthorised software usage We have extensive controls for these risks, and the ICT team reports progress on them to the Audit Committee. For IT governance and risk we use COBIT (Control Objectives for Information and Related Technologies) and ITIL (Information Technology Infrastructure Library), which are widely used in the industry. Further, IT risk, governance and security is managed comprehensively as per our internal audit plan. We restructured our operating model in 2024 by splitting out our governance, risk, and compliance (GRC) function from security, thereby creating a dedicated security function. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION INNOVATION, DIGITAL AND TECHNOLOGY continued IR – 177

Cybersecurity Cyber response strategy Following the cyber-attack, the Group enhanced its cyber response strategy which was presented to the Audit Committee, showcasing the Group’s defences against cyber threats. This strategy reflects a proactive approach to safeguarding our digital infrastructure. Recognising the ever-evolving nature of cybersecurity challenges, our strategy incorporates robust measures to detect, respond to, and where required disclose cyber incidents. The Group’s cybersecurity strategy and approach includes: • Mitigation of risks and vulnerabilities through performance of risk assessments to identify and assess potential cyber risks. The cyber and IT risks is incorporated into the Group’s strategic risk register which forms part of the Group’s risk management process • Ensuring standards and compliance through development and implementation of comprehensive Information Security Management System policies such as the ICT Code of conduct, Information security, Vulnerability, Backup and ICT disaster recovery policies, in alignment to international standards on ICT security • Responding to cybersecurity incidents through Intrusion detection and prevention by implementation of industry best practice technologies to protect our network • Fostering a cyber awareness culture through conducting security awareness training by continuously educating and creating awareness amongst users with an equal responsibility with respect to cybersecurity • Defense-in-depth security through regular backup of critical data and testing restoration • To protect against cyber threats, the Group employs various layers of security protection which includes the human layer, perimeter, network, endpoint, application and data security layers to protect mission critical assets • The Group follows a business impact assessment process (BIA) to ensure that ICT has visibility of business critical systems which are supported by ICT Cybersecurity response plan The Group’s cybersecurity response plan is defined in three steps which includes internal control, external reliance, and increased audit frequency. Cyber breach incident response and process To assist with any cyber breach incidents Sibanye-Stillwater has engaged the services of an external consultant for an on-demand cyber incident response service providing technical support and expertise when required. This external consultant is experienced in incident investigation, response, containment and has access to world-leading incident response support. Sibanye-Stillwater has incorporated terms and conditions around privacy, confidentiality, integrity and availability of information into the agreements of third parties. All third parties are notified of their responsibility to report any security incidents to the Sibanye-Stillwater relationship manager. The relationship manager will then follow the internal incident and response procedure. The cyber breach internal response process: Assess and contain • Triage by performing an internal impact assessment and categorisation. Based on the severity and complexity, the external contracted security company might be contacted • Contacting key individuals including but not limited to the CFO, VP Group ICT and management from the affected business area head of department (HOD) • Core response process triggered through confirmation of alert level and incident categorisation Core response • Incident management team oversee, communicate and engage support • Capture and analyse data using the contracted external security consultant • Assess materially of the of the cyber breach and potential impact with limited stakeholders • If the breach is determined to be material an assessment is then escalated to an extended team • The extended team includes VP Group ICT, Manager ICT: Infrastructure, Unit Manager Security, Manager ICT: Information Management, Senior Manager SOX Ethics and Policies, Compliance Manager, Manager Financial Reporting, Manager Risk and Insurance, VP Protection Services, VP Investor Relations and other relevant party that can add value to the process to be determined on a case by case basis • A disclosure assessment is performed using evaluation criteria in line with Sibanye-Stillwater's regulatory requirements. Relevant disclosures are prepared as required • Review solution and remediation steps considering all potentially impacted areas • Contain/mitigate the threat by remediation through fully removing or closing the incident and confirming successful remediation or recover if required Close out and review • Close out and review the incident logged • For each incident being closed out, we consider whether the cybersecurity incident has materially affected or is reasonably likely to materially affect the business strategy, operations, or financial condition and update the risk assessment and strategic register as required Management oversight of cybersecurity risk and incidents The Sibanye-Stillwater management team responsible for cybersecurity has extensive experience in all areas required to maintain an effective and safe ICT landscape. ICT team members responsible continuously engage in seminars, security forums and security briefs to ensure we remain up to date with industry developments. The VP group ICT reports the Cybersecurity strategy and posture directly to the Audit Committee. Members of the ICT team have undergone formal training and certification of auditor on ISO27001:2013 with the 2022 version transition. Management have created a cybersecurity strategy which involves leveraging several technologies, processes, skill sets, and risk mitigation products to manage the cyber risk holistically. Preventative and detective security measures are in place to reduce the risk of an incident occurring and causing business disruptions. Disaster recovery processes are in place and tested annually to ensure the continuity of business systems. Vulnerability assessments conducted by contracted specialised third parties provide Group ICT management with an independent view of the capabilities to respond to an incident and whether the appropriate controls are in place to mitigate against offensive threats. Following the assessment, the issues identified are tracked and remediated. Management then focuses on remediating the issues raised in the report. The main focus is to ensure continuous improvement and preventing reoccurrence of the same incident in the environment. The results of the independent assessments over the past financial periods have indicated a strong security posture. Management reviews cyber risks in several forums as part of the Group ICT Risk Management process. Whilst the risk of a cybersecurity incident event cannot be fully mitigated, Sibanye- Stillwater has taken further measures to receive technical, legal, and forensic support should a significant incident occur. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION INNOVATION, DIGITAL AND TECHNOLOGY continued IR – 178

Governance The Board and Audit committee oversee the ICT governance in Sibanye-Stillwater. The Board and Audit Committee delegate responsibility for the implementation of an ICT Governance framework to the Vice President Group ICT who is held accountable for the effectiveness of the cybersecurity programme and strategy. The Audit committee is informed quarterly about any change in cybersecurity risks or upon recognition of any material cybersecurity incident which may need to be reported. Training We launched a #CyberSafe platform, designed to instil a culture of cybersecurity awareness throughout the company. We also partnered with a global company called KnowBe4, the world’s largest integrated Security Awareness Training and Simulated Phishing platform. Employee training in cybersecurity is compulsory, and the risk scores of employees is shared with their head of department and team leaders. We have an incident response process in place should an employee notice any cybersecurity related events. Data classification and Leakage prevention The implementation of a content management platform (includes data classification and automated labelling) achieved significant milestones, including configuring the auto-labelling and classification functionalities for documents within our environment. We enlisted third-party experts to scan our environment to gain insights into the various types of data present, evaluate the application of data retention policies to documents, and pinpoint the location of personally identifiable information within the environment. We analysed the findings and considered our options for data loss prevention (DLP). We will enhance our DLP policies to adapt to evolving risks and emerging threats. These ongoing efforts, coupled with the utilisation of a robust content management features and the proactive strategies of data classification and automated labelling, have led to improved content management efficiency, heightened data protection capabilities, and increased adherence to data governance policies. See Corporate governance, page 30; Managing our risks and opportunities within the internal and external environment, page 45. Cyberattack event While there have been no material cybersecurity incidents that have affected Sibanye-Stillwater for the period covered by this annual report, on 8 July 2024, Sibanye-Stillwater experienced a cyberattack targeting its global ICT infrastructure. The attack posed a threat to business continuity and data integrity. While the cybersecurity attack had limited impact on the Group’s core operations, the incident caused temporary system outages, which resulted in the implementation of back-up manual processes on certain systems. As a result, certain operations, including the Columbus metallurgical complex at the US PGM operations, experienced short-term operational delays. As a result of the attack, an unauthorised party gained access to business information and personal information mainly related to current and former employees. The Group provided notice to impacted individuals and to regulatory agencies as required by U.S. federal and state law. Impacted individuals were offered complimentary credit monitoring and identity restoration services. While the Company delayed the publication of its operating and financial results for the first half of fiscal 2024, no material losses were recognised in connection with the incident. Through proactive measures and a timely response by the ICT Security team, with oversight and involvement from Sibanye-Stillwater’s Audit Committee and internal audit function, the Group mitigated the immediate risks and took the opportunity to initiate long-term enhancements in its cybersecurity posture. While the Group continues to monitor the impact of this incident, including other potential liabilities and pending class action litigation, we do not currently believe this incident or the pending litigation will have a material adverse effect on our business, operations, or financial results. In our ongoing efforts to strengthen and enhance our cybersecurity maturity, we maintained our ISO 27001 accreditation for our South Africa region and successfully transitioned to the 2022 version of the standard. Our strategy includes expanding our ISO 27001 accreditation to additional regions. Furthermore we have been proactive in data management, data classification, and preparing for potential threats across all regions. We have procured tools for personal information identification and managed threat hunting, enhancing our ability to detect and mitigate threats. Post-cyberattack, there has been a notable cultural shift within the organisation, with increased awareness of cybersecurity among employees. This focus is reflected in improved metrics on phishing susceptibility, which decreased significantly across our operations. Systems that were unaffected by the cyber event were successfully restored with no data loss. Systems that were impacted were restored from the last accessible and available restore point. Importantly, critical ERP systems were not impacted by any data loss during this event; and their data integrity was maintained throughout the recovery process. In September 2024, we conducted a SAPA (Security Awareness Proficiency Assessment). SAPA is a tool provided by KnowBe4 to measure an organisation's security awareness proficiency. Results revealed a significant improvement across all seven categories when comparing the initial assessment conducted in October 2023. This positive shift highlights the impact of our #CyberSafe programme in raising cyber awareness within the organisation, around threats such as phishing, social engineering, and malware. Post-incident, several strategic interventions were undertaken to further bolster security defences and address vulnerabilities exposed during the attack. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION INNOVATION, DIGITAL AND TECHNOLOGY continued IR – 179

Update on ICT strategic projects for 2024 In 2024, we embarked on several strategic initiatives aimed at advancing our business objectives. The first half of the year saw significant progress, particularly in integrating our acquired businesses. The integration of Century operations in the Australian region is nearing completion, and we have successfully finalised the integration of Keliber into the Group. Additionally, we initiated our plans for 2024, as outlined in the 2023 Integrated report, focusing on introducing new technologies, process optimisation, and streamlining IT services across the region and the Group. In the SA region, our primary focus was the ERP strategy, particularly concerning SAP and the upgrade to ERP SAP S4 by 2027. In the US region, we prioritised cost containment and have successfully reduced ICT costs by cutting down on licensing across various platforms. In the Australian region, 2024 began with challenges, including a flood, followed by a bushfire that damaged significant infrastructure at the Century mine. Despite these hurdles, we focused on integrating Australian operations into the Group’s ICT system, which is now complete. Regarding service delivery, we have launched several initiatives, including the integration of various operations into our IT service management (ITSM) system. Our Windows 11 readiness project (to upgrade all devices to Windows 11 by 2025) is progressing well, and is nearing completion. In Europe, we dispatched an ICT head to integrate operations into the Group system, focusing on reducing redundancy and delivering operational savings. Our ERP/SAP implementation for Keliber operations is critical, and we are ensuring the right systems are in place from the start of production. Keliber has been fully integrated into the Sibanye-Stillwater ICT ecosystem, encompassing critical projects such as the ERP system and HR systems. Service delivery In 2024, our service delivery teams managed 191,949 calls (162,965 in 2023) with a 97% SLA score achieved. In 2024, we upgraded the ITSM software and incorporated the ITSM into other global operations. Driving innovation in our services, we also implemented the cloud base contact centre on demand (CCoD), creating a single platform for all telephone enquiries globally. WeR1 and Ulwazi mobile app WeR1 is Sibanye-Stillwater’s digital employee engagement app. Currently 42,445 employees (60%) are registered on the platform, with 65% accessing WeAreOne via the mobile site; 18% use it through SMS and the remaining 17% use it via the app. In 2024, we sent over 14.8 million (2023: 21 million) SMS messages to keep employees aware of key updates and events across the organisation with a 10% decrease in active users from 2023, due to the shift to permanent employees, excluding contractors. WeR1 also surpassed 800,000 unique interactions. Ulwazi is Sibanye-Stillwater’s community engagement app that has been deployed across all SA communities within Sibanye-Stillwater’s operations. Initially, the platform was developed to deliver public participation process (PPP) requirements to ensure all stakeholders could access information and provide feedback and commentary as needed. The platform has subsequently taken on a broader community focus, bringing awareness to topics such as the Marikana ten-year anniversary, TSF safety, public participation processes, job opportunities and vendor requirements. Members can access information at no cost via the web or USSD. Ulwazi is Sibanye- Stillwater’s community engagement platform, with over 3,000 registered members, 86% accessing it via the mobile site, and the remaining 14% on USSD. See Empowering our workforce, page 134, Engaging with our stakeholders, page 60. SharePoint upgrade We redesigned our SharePoint intranet for enhanced functionality, i.e. improved collaboration, centralised storage, customisation, robust security features, ease of access, and availability on multiple devices. Our EU region now has a new SharePoint intranet site. Microsoft Digital PMO platform In the interests of improving our project management capability we rolled out the Microsoft Digital PMO platform to ICT and to the wider business. This was a success and is proving most useful to the Group. Windows 11 upgrade The objective of the upgrade is to ensure all devices are Windows 11 ready before 2025 (when Microsoft stops supporting Windows 10); and that in the process we include encryption technology for additional security. Wireless network capabilities and backup In 2024 we continued the implementation of a wireless network solution for the SA region, to improve availability on the connectivity between shafts and major back haul routes. Connectivity risks include interruption due to vandalism and damage to property, which is something a wireless solution solves. Digital risk and protection tool protection ICT implemented world class digital risk protection tools for combatting online scammers, be they social media impersonators, counterfeiters, trademark infringers, or online phishers. Ongoing training and development Employee training, development, and growth remain top priorities for our organisation. Providing exposure to new software and systems, along with training that supports certification, is essential to empowering our workforce and sustaining our company's growth Supporting IME (Integrated mining enterprise) ICT, in support of Group technology and innovation’s efforts around IME (See Innovation, digital and technology, page 174) is implementing MineRP’s digital enterprise software. MineRP is a world leader in technical software for mines. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION INNOVATION, DIGITAL AND TECHNOLOGY continued IR – 180 Employees at the Hlanganani shaft (5#), Driefontein operation, SA gold operations

Cost management Our goal is to be the lowest-cost service provider in the mining sector. In 2024, our overall ICT costs for South Africa amounted to R637 million/US$34 million, for the US PGM operations, it was US$7 million (2024: R129 million), and for the Sandouville refinery, it was €1 million/R20 million. In summary, we have rationalised and reduced costs within our multinational footprint while ensuring robust leadership in each region. Our structured approach has allowed us to distribute costs more equitably among operations throughout the Group, yielding ongoing synergies and governance benefits that extend beyond mere financial metrics. The commitment and efforts of our ICT team during challenging times are commendable and have played a crucial role in our recovery and continued progress. Risks Our top three risks are: Damage to ICT infrastructure due to theft/ sabotage or power surge/outage (which we are mitigating with wireless technology); cyber threats (for mitigation see below) and unauthorised software implemented by business (controls are in place to manage the risk). ICT future focus 2025 Cost efficiency (Continuation of project Phoenix Rise) (Group) Continuing our Phoenix Rise programme, aimed at initiating comprehensive cost-saving measures across the ICT landscape in all our operational regions. Amid rapid innovation and growth over the past few years, we've accumulated a complex array of technologies and software applications, often resulting in duplications. During 2024, we ran discovery workshops and identified several initiatives that would positively transform our environment. Strategic projects in the US region In 2025, the US operations will embark on several strategic initiatives aimed at modernising and standardising its ICT systems to support operational excellence and long-term growth. One of the key focus areas will be the exploration of potential replacements for the Laboratory information management system (LIMS) and the Navision system. These systems are critical for operational efficiency, and their modernisation will address future demands. Another significant milestone will be the execution of the Deswik project, which will involve deploying central mine applications across all US operations in Montana. This initiative is designed to standardise mine planning, scheduling, and operational management processes across the region. Australian region In 2025, the Australian operations will focus on several critical initiatives to strengthen and modernise their ICT landscape. A key project will be the migration of the ERP Pronto system to a cloud- based platform, leveraging vendor-managed infrastructure to enhance scalability and efficiency. Additionally, the integration of Mt Lyell into the Group ICT framework will be a top priority, requiring significant hardware renewals and replacements to ensure alignment with group standards. The continuation of the Windows 11 rollout across the region will further modernise the operating environment, improving security and performance. These activities collectively aim to drive operational excellence and technological advancement across the Australian operations. European region In 2025, the European region will focus on several key business initiatives to enhance its ICT infrastructure and support operational growth. The ERP project for Keliber remains a top priority, with a well known 3rd party service provider appointed to lead a pre-study and design of the business requirements. This critical phase will define the future state architecture of the SAP solution, ensuring alignment with Keliber's operational needs. Concurrently, ongoing activities such as network architecture and design will continue to support the Keliber operations' technological requirements. Additionally, preliminary efforts to transition the Sandouville operations to SAP S/4HANA will begin, marking a significant step in modernising the ERP landscape. Beyond these projects, the European region will actively explore opportunities for continuous optimisation and rationalisation, aiming to streamline processes and improve efficiency across its operations. These initiatives underscore a strategic commitment to innovation, scalability, and operational excellence in the region. Integrations The integration project for Reldan continues, with careful consideration is given to all required regulatory requirements throughout the integration process. The strategic goal is to fully integrate Reldan’s operations into the Group ICT operating model, aligning ICT standards, principles, and frameworks with those of the Group. Approved capital projects for 2025 The following capital projects were approved for implementation during 2025: • Control Systems (Engineering) WPL – Server Hardware Refresh / Virtualisation – SA PGM • IOT Networking Equipment – WPL (SA region) • SAP Hana S4 journey – Global • Firewall replacement projects – (SA region) • Brakpan BRM Hardware refresh – (SA region) • Teraco additional media agents – (SA region) • Shift Boss Electronic logbook – (SA region) • Teraco additional media agents (SA region) 16.10 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION INNOVATION, DIGITAL AND TECHNOLOGY continued IR – 181

PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT WHAT WE DID IN 2024 SUCCESSES • 111GWh (2%) of energy saved through demand-side energy management interventions • 407MW of dedicated renewable energy capacity in construction, with 267MW due to be operational by end-2025 • Completed eight water stewardship assessments supporting a holistic approach to water as a resource SA region • Financial close of the 140MW Umsinde Emoyeni Wind Farm (0.513 TWh p.a), 407MW of dedicated renewable energy capacity now in construction • Teams from the PMR and SA gold operations honoured at the Gauteng Province Emissions Reduction Recognition awards • Completed a land use framework for the SA region US region • Regulatory approval received for future tailings and waste rock storage facilities at the East Boulder mine • Water stewardship maturity assessment completed at East Boulder Mine CHALLENGES • Ongoing grid connection approval delays for our renewable energy projects in development in South Africa • Water scarcity at our SA PGM operations remains challenging and make the operations vulnerable to climate change- induced impacts OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION INNOVATION, DIGITAL AND TECHNOLOGY continued IR – 182 SUSTAINABILITY EMBEDDED AS THE WAY WE DO BUSINESS

Our sustainability theme anchoring the chapter: Planet Alignment with UN SDG 1.5,6.1,6.3,6.4,7.2,7.3,9.4,12.2,12.5,13.1,15.3,15.5 See Progressing the UN’s SDGs, www.sibanyestillwater.comnewsinvestors/reports/annual/ MATERIAL MATTERS M4 Licence to operate M14 Energy supply and security M8 Climate transitional risk M9 Climate physical risk M6 Water management OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 183 Beartooth Ranch Nye near the US PGM operations, Montana, United States

TARGETS AND KEY OBJECTIVES Metric Performance Status See Annual targets Group: zero level 4 or 5 environmental incidents Number of incidents 0 (2023:0) Met Page 202 Group: 10% reduction in level 3 environmental incidents year-on-year % reduction 0% (2 incidents in 2024, 2: 2024) Not met Page 202 Targets set for 2025 Group: Limiting GHG emissions to the 2023 normalised threshold of 6.263MtCO2e (scope 1 and 2)1 Scope 1 and 2 emissions 6,345* (2023:6.630) New short term target Page 187 Group: 92GWh saved through demand side energy management GWh reduced 110.74 (2023:196) New short term target Page 190 Group: 0.287TWh of additional strategic energy contracted in 2025 through signed PPAs TWh of renewable energy 0.513 (2023:0.920) New short term target Page 191 Group: 17,455ML total water purchased, an 18% reduction compared to 20232 ML water purchased 19,717 (2023: 21,343) New short term target Page 195 Group: To complete 7 baseline water stewardship assessments Number of assessments 8 New short term target; Page 195 Group: Maintaining GISTM compliance+closed out priority 1 recommendations Compliance 2024: 4/5 facilities upgrades completed (2023:GISTM conformance with a plan) New short term target; Page 205 Group: Strengthening community awareness in relation to TSF risks and emergency response by doing two external mock drills Number of drills 2 (2023:1) New short term target; Page 205 Group: SBTi-approved scope 1 and 2 carbon emissions reduction target of 27.3% by 2025 (2010 baseline, 7,226,717tCO2e)3 % reduction of scope 1 and 2 36% (2023: 30%) Met Page 188 Group: scope 3: Sibanye-Stillwater commits to screening of suppliers to establish the most relevant purchased goods and their emissions. The screening will cover our top 75 suppliers by spend and will be conducted by end 2025 Number of suppliers screened In progress In progress Page 193 Medium and longer-term targets Group: SBTi-aligned scope 1 and 2 carbon emissions reduction target of 42% by 2030 (2021 baseline, (7,406,966 tCO2e)4 Scope 1 and 2 emissions 16% (2023: target set) { In progress Page 188 Achieve carbon neutrality by 2040 (scope 1 and 2 emissions) Scope 1 and 2 emissions ‘000t 6,345 (2023:6,631) In progress Page 189 Achieve net zero by 2050 (scope 1, 2 and 3 emissions) Scope 1, 2 and 3 emissions ‘000t 7,636 (2023: 7,904) Group: to purchase 49% less water by 2030 compared to 2023 baseline Ml water purchased 19,717 (2023:21,343) In progress Page 195 1. Excludes the Reldan operations (&lt;5% of total) which are being integrated into our carbon reporting. Annual target set for the Sustainability scorecard exclude Reldan and AUS and was missed by 0.7% 2. EU region excluded 3 Excludes Marikana, EU region, AUS region and Reldan 4. The 2030 SBTI aligned target excludes AUS region and Reldan. * Sustainability scorecard target met Sustainability scorecard target not met APPROACH –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Under the theme of Planet, Sibanye-Stillwater is dedicated to climate leadership and environmental stewardship. Climate leadership is fostered by mining and producing green metals and reducing the carbon emissions at our operations. It requires investing in decarbonisation projects that reduce our carbon intensity, while building resilience against physical and transitional climate risks at each of our operations. By “environmental stewardship” we are referring to our diverse actions promoting responsible resource management and natural resource protection. Whereas mining often has a reputation of degrading the immediate environment, our approach is to at minimum maintain the environmental integrity of the areas where we operate and, where possible, to even improve them. A key focus area here is water stewardship. In short, our longer term commitment to nature can be described as: achieve a net positive impact across operations and address the environmental impact of mining by restoring sustainable value to disrupted ecosystems. Our environmental and climate commitments appear in the Sustainability scorecard of the LTI programme, see Remuneration report, page 244. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 184

From a material matter perspective, our licence to operate is maintained through environmental legal frameworks and enforcement mechanisms, specific to each region. Sibanye-Stillwater has a zero-tolerance policy with regard to non-compliance with laws, regulations and other requirements. Each region establishes, implements and maintains processes to evaluate and fulfil environmental compliance obligations. Our understanding of the Group’s climate-related risks has been refined with an updated scenario analysis based on TCFD requirements. (See Climate change supplement). Water management has shifted higher in our materiality assessment as water management intensified within all regions and especially in our SA region. Availability of water remains a concern with the national water infrastructure in South Africa deteriorating. Our commitment is to reduce water purchases generally, allowing for increased availability of potable water for household use. Our emphasis is also on recycling as far as practicable, with our recycled percentage being 75% at our SA gold operations, 59% at our SA PGM operations, 12% for the EU region, 63% for the AUS region and 62% for the US region. Our focus in all regions is continuous improvement of effluent water quality through appropriate technologies. Energy supply and security have improved following the implementation of several renewable energy alternatives and an improvement in Eskom generation performance. However, we remain focused on reducing energy costs and carbon emissions, and we remain committed to reducing our risk exposure to Eskom’s coal-intensive supply, with its high GHG emissions. This is to be achieved through the implementation of our energy and decarbonisation strategy. ACCOUNTABILITY, GOVERNANCE AND ASSURANCE GOVERNANCE ACCOUNTABILITY Board • Social, Ethics and Sustainability Committee • Risk Committee • Audit Committee C-suite and senior leadership • Chief Sustainability Officer • The Environmental department reports to the executive technical officers of each region • Vice Presidents (VPs) for tailings storage facilities (TSFs), energy and decarbonisation, and climate change • Group Sustainability Committee, previously known as the ESG Committee Regional Operational • Each region is supported by a dedicated segment-focused compliance team, headed by an environmental manager; the compliance teams are guided by a centralised team of environmental specialists who provide technical guidance across a range of disciplines • The regional environmental teams engage with regulators and other stakeholders to communicate and advocate for sound environmental practices • The US operations have “Operationalising ESG” teams that guide the strategy in each area of sustainability . KEY POLICIES, PROCEDURES AND POSITION STATEMENTS (list not exhaustive, only key policies listed) • Sustainability policy • Tailings stewardship policy statement • Air quality position statement • Biodiversity position statement • Heritage position statement • Climate change position statement • Land management position statement • Water stewardship position statement • Energy and decarbonisation position statement • Mineral and non-mineral waste position statement • Water health management position statement See www.sibanyestillwater.com/about-us/governance/ South Africa • ISO-based heritage resource procedures • Chance find protocol (for archaeological/heritage finds during construction/operation) • Various statutory regulations and permitting conditions United States • Good Neighbor Agreement (adaptive water management plan incorporated in agreement) • Various statutory regulations and permitting conditions Europe • Various statutory regulations and permitting conditions • Environmental code that is inclusive of the EU air quality directives (2008/50/EC) and those relating to arsenic, cadmium, mercury, nickel and polycyclic aromatic hydrocarbons in ambient air (2004/107/EU) Australia • Gulf Communities Agreement inclusive of cultural heritage preservation • Various statutory regulations and permitting conditions ASSURANCE AND REVIEWS (Evaluation) • Sibanye-Stillwater’s environmental compliance evaluations to legal authorisations/permits/licences and obligations is verified by an external service provider • External limited assurance on selected key sustainability performance indicators • Several external agencies across business, such as the DMPR, GNA Council, Department of Forestry, Fisheries and the Environment, and Department of Water and Sanitation conduct inspections and external audits on licences and authorisations • External assurance are also provided against the requirements of ICMM (excluding AUS) and WGC (focused on our gold operations) with IRMA audits at our SA PGM operations • ISO audits to maintain ISO 14001 certification (excluding Century); given the size of the AUS region and that the existing processes are fit for purpose ISO certification will only be considered once future developments of the operations take effect OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 185

ACCREDITATION AND COMPLIANCE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Other than the Century operation in the AUS region, all of our operations are ISO 14001: 2015 (Environmental management systems) certified. ISO requires that we identify legal and regulatory requirements, for which we have environmental registers that link environmental impacts to specific legal requirements. In 2024 we had 11 regulatory inspections (broadly examining compliance against authorisations) in the SA region (2023: 18). Of these, eight (2023: 14) were for the SA gold operations, and three (2023: 4) for the SA PGM operations. Of the 11 inspections conducted, no areas of non-compliance were raised from nine of them. For the other two, concerns were raised regarding dust mitigation and the stockpiling of waste toll material. The concerns raised by regulators pertain to the Rustenburg operations, Platinum Mile and Rand Uranium. Plans have been put in place and implemented to address both concerns and meet compliance standards. For our US PGM operations, we had 17 regulatory inspections in 2024 (2023: 19); which yielded no incidents of environment non- compliance. In 2024, Reldan underwent 4 regulatory inspections with zero non- compliance findings. Reldan also underwent five additional customer and management system compliance audits. Two inspections by French regulators were conducted at Sandouville and five by Finnish environmental authorities at the Keliber lithium project in 2024; none of these inspections resulted in formal notices of non-conformance. In late 2023, the Queensland Department of Environment, Science and Innovation (DESI) (as it was then known) issued a Notice to Conduct or Commission an Environmental Investigation (Environmental investigation) following the March 2023 flooding events at the Century operation. Century has been engaging with DESI in respect of the investigation, including via the provision of an investigation report and in responding to requests for further information. The Century operation is obliged to provide financial provisioning to the Queensland Government in the form of a surety for its rehabilitation obligations. The amount is based on an estimated rehabilitation cost (ERC) calculated in accordance with the Environmental Protection Act 1994 (EP Act). Currently, the surety is A$183 million and is provided by Citibank. Century operation’s latest ERC application was submitted in Q4 2024 and is being assessed by the Department. EMERGENCY PREPAREDNESS MANAGEMENT –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– We manage environmental emergencies, should they occur at our operations, according to the standards of ISO14001: 2015 and the Global Industry Standard on Tailings Management (GISTM). We undertake internal and external emergency mock drills at operations. The external mock drills include the respective Disaster Management Teams, first (EMS, Traffic Department, Fire Brigade etc) and second responders. These drills include scenarios related to significant environmental risks, e.g. for TSF failures. See Safe production on emergency planning, page 116. CLIMATE CHANGE RESILIENCE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– One of our strategic differentiators is to build a Unique global portfolio of green metals and energy solutions that enable reversal of climate change. We give effect to this strategy by investing in critical minerals, battery metals and recycling which are essential for the energy transition, and by reducing our operational GHG emissions in line with the goals of the 2015 Paris Agreement (a legally binding international treaty on climate change). Climate change is further included in our material matters: Climate physical risk and climate transition risk. The Group is committed to reducing GHG emissions (scope 1 and 2) by 42% by 2030 (from a 2021 base, excluding the AUS and Reldan operations), and to achieving carbon neutrality by 2040. These commitments are underpinned by our Group-wide energy and decarbonisation strategy and pathway (further detailed on page 189). Our foremost decarbonisation lever is a more than 600MW portfolio of renewable energy projects in South Africa, where electricity consumption contributes 92% of our Group operational emissions. 407MW of solar and wind projects are currently under construction. Accelerated decarbonisation will enable enhanced sustainability, and shared value creation for our stakeholders. From a climate risks and impacts perspective, we follow the recommendations of the Task-Force on Climate-Related Financial Disclosures (TCFD) where we model both the physical and transition risks associated with climate change. For physical risks, we observe seven risks that can result in property damage and/or business interruption; for transition risk we model six different risks that can increase costs or impact demand and pricing for the commodities that we produce. This is incorporated into our climate risk management plans where we identified appropriate mitigation strategies to address these risks. See Climate change position statement, www.sibanyestillwater.com/ sustainability/reports-policies/ Critical minerals, battery metals and recycling We are dedicated to climate leadership, by which we produce battery metals and green metals to support the transition away from fossil fuels. Battery metals are key to decarbonising road transport and to backing up the intermittent power of renewables. Recognising the increasing future demand for critical metals to enable the energy transition and the increasing strain on natural resources, we are building a global presence in the circular economy through our investments in recycling and tailings reprocessing operations. In March 2024, we concluded the acquisition of the Reldan recycling business, enhancing our footprint in the recycling industry in the US. Recycling at Sibanye-Stillwater Reldan operations The Sibanye-Stillwater Reldan refinery (Reldan), located within an industrial park, extracts precious metals (gold, silver, platinum, palladium, and copper) from various waste streams, such as post- consumer products and industrial waste. Our processes – mechanical reduction, melting, thermal destruction, and chemical processing – help divert over 273 million pounds of materials from landfills and significantly reduce the need for new mining of precious metals. Further, Sibanye-Stillwater Reldan’s environmental programme meets ISO 14001:2015 standards. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 186

Reldan has production facilities in the US with joint venture partnerships in India and Mexico. Reldan plays a crucial role in: keeping diverse manufacturing byproducts and electronic scrap out of landfills, extracting value from end-of-life products, creating sustainable jobs, and managing environmental and data security risks. In India, Reldan invested in a facility alongside KKR-backed Re- Sustainability, where we hold a 29.4% interest. Re-Sustainability is one of Asia's leading environmental waste management providers, processing approximately 7 million tons per annum across more than 85 operational locations in India, Singapore, UAE, Qatar, Saudi Arabia, Kuwait, Oman, Tanzania, and the US. Located outside Hyderabad, the 80,140 square foot facility is LEED Silver-certified and adheres to energy and water efficiency standards, employee safety protocols, and waste reduction practices. Reldan’s role in the circular economy includes: • Keeping a wide variety of manufacturing byproducts and post- consumer electronic scrap out of landfills • Extracting value from end-of-life products; creating sustainable jobs • Reducing the amount of new mining needed for critical precious metals • Offering a consultative approach to problem-solving around industrial precious metal byproducts, with the ability to manage environmental concerns and data security concerns Columbus metallurgical complex The Group’s other recycling businesses includes the Columbus metallurgical complex in Montana, which recycles autocatalysts to recover PGMs. (Autocatalytic converters reduce pollutants from combustion engines.) Compared to mining these minerals, this recycled production emits 5 to 6 times less GHG emissions, uses 65 to 70 times less water, and generates up to 100 times less rock waste. We source spent catalytic converters in accordance with our responsible sourcing framework from third-party suppliers, through outright purchases or toll processing agreements. Third-party aggregators collect materials mainly from automobile repair shops and scrap yards. Despite a volume decline over the last three years, our Columbus operations remain one of the leading global recyclers of PGMs from spent catalytic converters. Sibanye-Stillwater fed 316koz of 3E in 2024 to the furnace (310koz of 3E in 2023). The recycling segment is self-funded and delivers favourable free cash conversion rates. The facility has been operational for 21 years, providing quick turnaround quality assays in an industry-leading 5–7 days. We blend crushed catalyst material with primary concentrate from our Stillwater and East Boulder mines to enhance processing efficiencies for our 200t/d capacity smelters. Nickel and copper in our concentrates streamline PGM extraction while reducing costs. The facility has low SO2 emissions (at 1% of allowable levels) and a carbon footprint for recycled material 95% lower than primary PGMs, appealing to environmentally conscious consumers. Tailings retreatment We have two major interests in tailings retreatment: the Century zinc tailings retreatment in the AUS region and our 50.1% stake in DRDGOLD Limited, which operates surface tailings retreatment on the West Rand (the Far West Gold Recoveries operation) and on the East Rand, through the wholly-owned Ergo Mining subsidiary. The retreatment of tailings recovers metals at a reduced environmental footprint and further by redepositing the mine-waste onto tailings storage facilities that are managed in accordance with good practice standards, enhances tailings management. Further through retreatment it is freeing up land for redevelopment that yields both environmental and social impacts. See Climate change supplement, www.sibanyestillwater.com/news- investors/reports/annual/ CDP In 2024 we once again participated in the CDP (formerly the Carbon Disclosure Project) process which now entails one submission covering climate, water and nature. The CDP questionnaire is aligned with requirements of the TCFD, TNFD and other frameworks with scoring being conducted for the climate and water disciplines and covering all aspects. The 2024 scores achieved were Carbon: A- and Water: B, for the CDP which has transformed its questionnaire with six integrated modules covering climate, forest and water in a new reporting platform. (Carbon 2023: A- and Water: A-). See 2024 Water and climate change CDP disclosure submission, www.sibanyestillwater.com/sustainability/environment/; and www.cdp.net/en and see www.cdp.net/en Task Force on Climate-related Financial Disclosure In 2023, we employed the services of a risk consultancy firm to assist us in finalising a risk analysis to align us with TCFD. Physical and transitional risks were assessed, providing material insights specific to our Group. We have dashboards for management to view climate physical risks and projected financial losses due to climate change, informing our financial planning and risk management processes. This work also serves as a foundation for further IFRS S2 requirements that need to be considered for future reporting and disclosures. Further work is being planned for 2025 to assess physical risks in more detail within the SA region. For a full and detailed discussion of the TCFD and scenario analysis see Climate change supplement, www.sibanyestillwater.com/news- investors/reports/annual/ 13.1, 1.5 South African carbon tax – a transitional risk The Climate Change Act, 2024, has been enacted and we are awaiting the dates to be announced for it to take effect. In accordance with South Africa’s National GHG Emissions Reduction Trajectory, it establishes a process for allocating carbon budgets to companies that emit GHG emissions. The Act also allows for the setting of sectoral emissions targets, including for the mining industry. Industries that exceed their carbon budgets will face a higher carbon tax on excess GHG emissions. Our SA region is proactively addressing these potential obligations through our energy and decarbonisation strategy. It is important to note that the above Act will enable the mitigation of GHG emissions in South Africa, but does not replace or encompass existing Carbon Pricing legislation, namely the Carbon Tax Act which is administered in terms of the Customs and Excise Act. National Treasury further published a discussion paper on the implementation of Phase 2 of the Carbon Tax Act that is planned to take effect in 2026. The paper suggests, amongst several changes, that carbon taxes on electricity will remain cost neutral to consumers through to 2030, mitigating a potentially significant tax liability for our operations. During the year, we paid R1.53 million in carbon tax (R1.91 million in 2023). The carbon tax liability for the 2024 financial year is currently being calculated and verified, and will be payable in July 2025. See Climate change supplement, www.sibanyestillwater.com/news- investors/reports/annual Measuring carbon emissions Our scope 1, scope 2, and scope 3 emissions are externally assured, but the audit scope excludes Reldan, AUS and EU regions for the scope 3 emissions. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 187

For measuring GHG emissions, we adhere to the world’s most widely used protocol, the GHG Protocol, established by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD). We track carbon emissions, energy and decarbonisation performance monthly against our annual emission threshold targets, at both Group level and for individual operations. We have an online carbon inventory platform for enhanced monitoring which has embedded controls in place to increase the integrity of our data, with emission factors updated annually. In 2024, 96% of the Group’s emissions stemmed from electricity consumption (scope 2), almost exclusively (92%) attributable to South Africa’s power utility, Eskom, which derives the vast majority of its electricity from coal. In South Africa, Eskom has a legislated monopoly on power generation. However, new electricity regulation in 2021 allowed us to progress renewable energy projects. Our SA operations are extensively electrified, which means our investment in renewables will yield rapid decarbonisation results. Direct emissions (scope 1) made up 3.2% of overall emissions, while indirect emissions related to our electricity consumption (scope 2) contributed 16.9%. In 2024, our scope 1 emissions (including fugitive mine methane) decreased by 40.6%, largely attributable to a decrease in fugitive mine methane from the Beatrix operations, which decreased by 67.8% year-on-year. Diesel consumption for the group is 1,239 TJ (2023: 1,320TJ). Overall, there was an increase in scope 2 emissions ((1.9)%), and increase in scope 3 emissions (1%). Year-on-year for scope 1 and 2 the emissions decreased by (285.2) 000t CO2e. Our scope 1 and 2 emissions for the Group are 6,345 000t CO2e. The Group has 1,403 employees working from home, which reduces transport-related emissions associated with travelling to work. Total CO2e emissions: scope 1, 2 and 3 (000t CO2e) 2024 2023 2022 4Group US region6 EU region AUS region SA region 4Group US region EU region AUS region5 SA region 4Group US region EU region SA region Total PGMs Gold Total PGMs PGMs Gold Total PGMs PGMs Gold Scope 1 (excluding fugitive mine methane)1 180.4 43.4 13.0 8.6 103.2 12.1 208 51 13 Not yet reported 113 31 223 50 5 129 39 Scope 1 (fugitive mine methane)1 67.3 0.0 0.0 0.0 0.0 67.3 209 0 0 Not yet reported 0 209 272 0 0 0 272 Total scope 1 247.6 43.4 13.0 8.6 103.2 79.4 417 51 13 Not yet reported 113 240 495 50 5 129 311 Scope 22 6,097.7 165.2 1.3 86.4 2,937.5 2,907.2 6,214 173 1.5 Not yet reported 2,932 3,107 6,157 201 1 2,994 2,961 Scope 35 1,290.8 59.4 Not yet report ed Not yet report ed 1,005.8 225.6 1,273 53 Not yet reported Not yet reported 942 278 1,137 59 N/A 713 365 Total scope 1, 2 and scope 3 7,636.1 267.9 14.3 95.1 4,046.5 3,212.2 7,904 277 15 0 3,987 3,625 7,823 344 6 3,836 3,637 CO2e intensity (per tonne milled) for scope 1 and 23 0.1 0.17 N/A N/A 0.1 0.3 0.14 0.17 N/A Not yet reported 0.08 0.32 0.13 0.23 N/A 0.08 0.33 1 Scope 1 emissions include fugitive mine methane, but separately shown in this table. We are reporting our fugitive mine methane emissions in the Free State province of South Africa in line with the transparency principle of the ISO 14064 GHG quantification standard 2 In order to obtain the most accurate reflection of scope 2 emissions we are transferring to a market based approach, determined by a hierarchy of available grid and supplier specific emission factors.The following factors in tCO2e/MWh are used in our calculations. SA 1.04, Finland 0.038, France 0.028, US Montana 0.468, US Reldan 0.393, Century 0.44, Karumba 0.71 3 The ore at the US PGM operations is of a higher grade, contributing to a higher intensity rate for milling 4 Group total is inclusive of corporate-related emissions. Keliber lithium project excluded from EU and Group total as the project is still under construction 5 Scope 3 for EU, Reldan and AUS not yet reported. Limited assurance conducted on scope 3 categories 1,2,5,6,7,9 and 13 6 US region data for Reldan for 2024 is from 1 March 2024 – 31 December 2024 and included as part of US region 9.4 Science-based targets The Science Based Targets Initiative (SBTi) is an independent initiative that guides corporations in setting science-based emissions reduction targets. In 2019, the SBTi approved our scope 1 and 2 emissions reduction target of 27.3% by 20251, from a 2010 base year. This target was achieved in 2024, one year ahead of plan, having reduced our emissions by 36% relative to the 2010 baseline, (7,226,717tCO2e), as illustrated below. As this target was set before the acquisition of several operations and projects, in 2023 we formulated an updated science-based aligned scope 1 and 2 emissions reduction target of 42% by 20304, from a 2021 base year (7,406,966tCO2e). In 2024, we achieved a reduction of 16% against the 2021 baseline. Achievement of the 2025 SBTi target Scope 2025 target 2024 emissions 2023 emissions3 Scope 1 N/A 247,616 417,000 Scope 2 N/A 6,097,710 6,213,500 Scope 1 and 2 N/A 6,345,326 6,630,500 Scope 1 and 2 (excluding Marikana)2 5,676,919 4,606,0234 5,050,741 1 Excludes Marikana, EU region, AUS region and Reldan with 2010 baseline being 7,226,717 metric tons of CO2e 2 The only emissions scope with an approved SBTi target (scope1 and 2) 3. The 2023 emissions were overstated, but the updated figures now align with the target scope included in the SBTI target setting 4. Target excludes AUS region and Reldan, being integrated. &lt;5% exclusion from the minimum boundary OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 188

GROUP ENERGY AND DECARBONISATION STRATEGY –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Delivering on our commitment to carbon neutrality by 2040 in an economic and socially responsible manner m TC O ₂e FORECASTED GROUP GHG EMISSIONS AND DECARBONISATION PATHWAY (SCOPE 1 AND 2) Actual 1.5 degree / SBTi-aligned pathway Business-as-usual Planned Sibanye-Stillwater 2030 pathway Sibanye-Stillwater ambition pathway 20 19 20 20 20 21 20 22 20 23 20 24 20 25 20 26 20 27 20 28 20 29 20 30 20 31 20 32 20 33 20 34 20 35 20 36 20 37 20 38 20 39 20 40 20 41 20 42 0 1 2 3 4 5 6 7 8 IMPLEMENTATION LEVERS Decarbonisation advocacy and just transition Creating an enabling external and internal environment for decarbonisation Demand side energy management (DSEM) Eliminating energy waste and enhancing operational efficiency Strategic energy sourcing Sourcing low-cost, low-carbon reliable energy Technology adoption Leveraging technology including digital, electrification, storage and renewables Scope 3 emissions Addressing upstream and downstream emissions Carbon offsets Securing responsible carbon offsets to neutralise our remnant emissions OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 189 2030 target – 42% reduction from a 2021 base 2040 carbon neutral 1 Indicative based on 2024 life-of-mine production profiles and planned interventions, excluding Century and Reldan operations. Subject to several assumptions and may change. Will be updated for material divestment, acquisitions and/or projects LONG-TERM OBJECTIVE Carbon neutrality by 2040 NEAR-TERM OBJECTIVES 1. Ensure energy security 2. Decrease energy and carbon costs 3. Reduce absolute GHG emissions 4. Improve the carbon footprint of our products 5. Enable value chain decarbonisation 2025 GROUP DECARBONISATION TARGETS Limit absolute GHG emissions (Scope 1 and 2) to 6.263Mt CO2e Save 92GWh of energy through DSEM Contract an additional 0.287TWh of renewable energy LARGEST NEAR-TERM IMPACT

Decarbonisation advocacy and just transition Sibanye-Stillwater supports rapid decarbonisation and a just energy transition. To this end we engage with national and local governments, regulators, utilities and industry bodies, including (in South Africa) the Energy Intensive Users Group of Southern Africa, Business Unity of South Africa, the Energy Council of South Africa, and the Minerals Council of South Africa. Through these associations, we work with government, energy regulators and energy utilities to promote reform and expedite decarbonisation. Our membership in organisations like the WGC and ICMM, which publicly support the Paris Agreement, is aligned to our commitment to a science-aligned decarbonisation pathway. Demand-side energy management All our operations have developed five-year demand-side energy management programmes. Our demand-side energy management interventions use various tools and campaigns: e.g. digital twinning, supervisory control, and data acquisition (SCADA), automation, real- time monitoring, dynamic control initiatives, energy waste reduction, and energy awareness initiatives. Our energy consumption is accounted for through our carbon inventory, in line with the requirements of the GHG Reporting Protocol. In 2024 the Group achieved an energy efficiency improvement of 111GWh, exceeding our 2024 Sustainability scorecard target of 93GWh; resulting in avoided scope 2 emissions of 113,120tCO2e. SA region In 2024 our SA operations achieved an energy efficiency improvement of 107GWh, exceeding the internal target of 81GWh, and equating to abated scope 2 emissions of 111,280tCO2e. Both the SA gold and SA PGM operations contributed positively to this performance. A sizeable portion of the savings were derived from improved efficiency in fissure water pumping and compressed air usage. SA gold operations Demand-side energy management interventions yielded a 2024 energy efficiency improvement of 79GWh, a 2.7% reduction against plan (2023: 165GWh; 4.8% reduction). The 2024 energy intensity improved to 1.07GJ/tonne milled (2023: 1.08GJ/tonne milled; 2022: 1.05GJ/tonne milled). Total energy consumption for 2024 was 10.2 petajoules (2023:11.4PJ), primarily in the form of electricity from Eskom (99%). SA PGM operations Demand-side energy management interventions yielded a 2024 energy efficiency improvement of 28GWh, a 1.0% reduction against plan (2023: 31GWh and 1.1% of budget). 2024 energy intensity increased to 0.33GJ/tonne milled (2023: 0.31GJ/tonne milled; 2022: 0.30GJ/tonne milled), primarily due to reduced tonnes milled year- on-year. Total energy consumption for 2024 was 11.30PJ (2023: 11.6PJ), primarily in the form of electricity from Eskom (90%). US region Demand-side energy management interventions yielded a 2024 energy efficiency improvement of 4GWh, a 1.1% reduction against plan. In 2024, energy demand at our US operations was 1.87PJ (including Reldan) (2023: 1.8PJ excluding Reldan). Year-on-year energy intensity decreased to 1.30GJ/tonne milled (2023: 1.33GJ/tonne milled) following an increase in tonnes milled. Energy consumption was primarily in the form of grid-supplied electricity (68%). EU region In 2024, energy demand at our EU operations was 0.59PJ. A decline in energy consumption will be experienced at Sandouville following the decision to ramp down production. Keliber’s energy consumption will grow with the increase in construction and commissioning activities. AUS region The Australian region, including the Century operation, Karumba Port facility and Mt Lyell, consumed 0.88 PJ (2023:1.00PJ), largely in the form of electricity (87%). Energy consumption was lower year-on-year following operational interruptions due to a bushfire affecting the Century operation in the last quarter of 2024. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 190 SCIENCE-BASED DECARBONISATION PATHWAY • Paris Agreement and GHG pathway required by science • Science-based targets • Nationally determined contributions • 2040 carbon neutrality commitment GROUP AND REGIONAL DECARBONISATION PATHWAY TARGETS • Forward-looking annual scope 1 and 2 emission pathway targets (in mtCO2e) that ensure balanced delivery on our 2030 and 2040 commitments • Process to be run concurrently with operational budgeting and completed in January each year following the finalisation of operational budgets and life of mine (LOM) • The annual scope 1 and 2 emission pathway targets will inform the long-term incentive target on a 5-year rolling basis, adjusted for material influencing factors LIFE OF MINE AND OPERATIONAL BUDGETS • Production profiles and associated energy requirements • Forecasted GHG emissions profile • Required decarbonisation interventions and offsets • New projects and acquisitions MODIFIERS • Grid emission factors • Investor and customer requirements • Industry-body requirements e.g. ICMM • Government-imposed corporate carbon budgets • Technology availability • Carbon market mechanisms

TOTAL ENERGY CONSUMPTION BY OPERATION (PJ) 11.30, 45.5% 10.19, 41.0% 1.87, 7.5% 0.88, 3.6% 0.59, 2.4% SA PGM SA gold US PGM AUS region EU region Total energy consumption: 24.83 PJ, non-renewable energy sources: 19.74 PJ and renewable and nuclear energy sources: 5.09 PJ. Purchased steam was 0.079 PJ. TOTAL ENERGY CONSUMPTION BY SOURCE (PJ) 17.38, 70.0% 4.15, 16.7% 0.91, 3.7% 1.21, 4.9% 0.03, 0.1% 1.15, 4.6% Grid-supplied electricity (Non-renewable) Grid-supplied electricity (Renewable) Grid-supplied electricity (Nuclear) Diesel Biodiesel Other Strategic energy sourcing and renewables Sourcing energy from low-emissions sources is the most impactful opportunity to reduce GHG emissions, particularly for the SA region where Eskom (a coal-intensive utility) is responsible for 92% of Group scope 1 and 2 emissions. SA region renewables We are implementing a major portfolio of renewable energy projects in the SA region. Our goal is for 600MW of renewable capacity to be operational by late 2026, with 407MW of solar and wind projects currently under construction. The total portfolio will have a capital cost of R12 billion to R14 billion, being fully funded by third-parties through varying-tenor power purchase agreements (PPAs) entered between Sibanye-Stillwater and the project companies. We anticipate that once completed this renewable project portfolio will supplement around 30% of our total electrical energy requirements and yield material cost savings. The projects are also expected to contribute to alleviating the South African electricity crisis. In 2024, we concluded our fourth renewable energy PPA, and reached financial close, for an additional 140MW wind energy project, the Umsinde Emoyeni wind farm. Projects currently in construction, totalling 407MW: • 89MW Castle wind farm • 140MW Umsinde Emoyeni wind farm • 103MW Witberg wind farm • 75MW (of 150MW) SOLA Group solar project Castle wind farm The 89MW Castle wind farm marks a significant milestone for the Group and for South Africa's private renewable energy sector. In 2022, we led a procurement process and achieved financial close in May 2023, supported by a groundbreaking 15-year build, own, operate, and transfer PPA. Located near De Aar in the Northern Cape, the Castle wind farm benefits from some of South Africa's best wind resources and direct access to the main transmission corridor connecting the Cape provinces to the industrial north-east. Our early market entry secured vital grid access amid current capacity constraints that limit new wind project development. Having achieved commercial operation in Q1 2025, it has become the largest, operational private-offtake wind farm in the country, surpassing the 69MW Msenge wind farm developed for Sasol. Featuring 16 advanced 6.0MW wind turbines, the facility delivers a total capacity of 96MW, with an 89MW export limit. Key benefits include: • Annual generation of 309GWh (5.5% of our South African demand) • Reduction of 321,000tCO2e annually (5.0% of Group scope 1 and 2 emissions) and mitigation of potentially indirect associated carbon tax liabilities. • Initial unit cost savings in excess of 15% relative to prevailing utility rates, with CPI-linked escalation, generating a significant NPV for our operations. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 191 7.2

Extensive renewable energy programme: 407MW private sector power capacity under construction OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 192 A South African leader in private power procurement

EU region Keliber lithium project (Finland) and Sandouville (France) are in countries with extremely low grid emission factors. For both operations, steam is a major heat vector. Sandouville’s steam is mainly produced with waste heat from neighbouring industrial sites or waste incineration, which is favourable for the Group in that it contributes very little to overall Group emissions. Scope 3 emissions Our scope 3 emissions amounted to1,290,815t in 2024 (2023: 1,273,000t) contributing 17% (2023: 16.1%) to our total emissions. Scope 3 emissions primarily stem from our supply chain, from our investments, and from processing of sold products. By-products of our mining processes are currently not included. During 2025, a comprehensive review of our scope 3 inventory will be finalised to further reduce assumptions made and to ensure that our coverage regarding all categories improves. To better understand our upstream supplier emissions, we are screening our suppliers to identify the most relevant purchased goods and their emissions. By the end of 2025 we will have identified the top 75 suppliers by spend in terms of our scope 3 emissions. Electricity consumption (TWh) 2024 2023 2022 SA region 5.62 5.98 5.73 SA gold 2.80 3.08 2.85 Beatrix 0.27 0.36 0.42 Cooke 0.37 0.37 0.34 Driefontein 1.23 1.22 0.97 Kloof 0.91 1.10 1.10 Burnstone 0.03 0.03 0.02 SA PGMs 2.82 2.90 2.88 Kroondal 0.30 0.33 0.35 Rustenburg 1.02 1.07 1.08 Marikana 1.45 1.43 1.38 Platinum Mile 0.06 0.07 0.07 AUS region 0.21 0.41 Century1 0.20 0.39 Mt Lyell2 0.02 0.02 EU region 0.05 0.04 0.04 Sandouville 0.04 0.04 0.04 Keliber 0.00 0.00 N/A US region 0.35 0.37 0.37 Stillwater 0.27 0.28 0.28 East Boulder 0.08 0.09 0.08 Reldan 3 0.004 Group 6.24 6.80 6.13 1 Century was included in the 2024 calculation, following acquisition on 22 February 2023 2 Mt. Lyell was included in the 2024 calculation, following integration from 1 December 2023 3 Data for Reldan for 2024 is from 1 March 2024 – 31 December 2024 Energy intensity (GJ/tonne milled)1 SA region 0.49 0.45 0.45 SA gold 1.07 1.08 1.05 Beatrix 0.71 0.73 1.47 Cooke 0.25 0.25 0.24 Driefontein 2.12 2.22 2.36 Kloof 4.49 2.90 1.73 SA PGMs 0.33 0.31 0.30 Kroondal 0.29 0.27 0.25 Rustenburg 0.36 0.35 0.35 Marikana 0.53 0.50 0.53 Platinum Mile2 0.03 0.03 0.03 AUS region 0.12 N/A Century 0.12 N/A US region3 1.49 1.33 1.58 Stillwater 1.61 1.38 1.67 East Boulder 0.73 0.69 0.78 2024 2023 2022 1 The energy intensity factor takes into consideration purchased electricity and direct fuels used, which includes petrol, diesel, aviation fuel, liquid petroleum gas, acetylene, coal, paraffin, propane, natural gas, heavy fuel oil and methane. Reldan, Keliber and Sandouville excluded as not applicable 2 Platinum Mile was included in the 2024 calculation, following management integration mid-2021 3 The ore at the US PGM operations is of a higher grade, contributing to a higher energy intensity rate 7.3 Carbon offsets We intend to reduce our absolute scope 1 and 2 emissions in line with the requirements of the Paris Agreement and the latest climate science. Offsets will be used as a last resort to neutralise remnant, hard-to-abate emissions and achieve full carbon neutrality. We envision these offsets would be less than 2% of current scope 1 and 2 emissions. We are actively seeking to link carbon offsets with our local agri-industrial and rehabilitation programmes; and we will leverage advances and innovations in the field of offsets to derive the intended benefits. Reldan invested in 2,000t of Verra approved carbon offset credits in November of 2024, relating to an infrared automatic refrigerant leak detection system. In addition, 3600 RECs were also purchased during 2024 for offsetting purposes. Both the Verra approved credits and CERs were retired in January 2025 and will be included in our 2025 emission disclosures. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 193

AIR QUALITY –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Our approach to ambient air quality is provided in our Air quality position statement, which is supported by strategic initiatives and detailed action plans. See our Position statement www.sibanyestillwater.com/sustainability/reports-policies/ SA region Our SA operations use a standardised procedure, risk management framework and best practices to inform air quality management. We continue to carry out emission compliance sampling to maintain licences to operate. In 2024, SA PGM and SA gold recorded AEL emission compliance of 100% and 81%, respectively. Investigations are underway to find viable solutions to reduce particulate matter emissions from Ezulwini and Beatrix Kiln stacks. We use various emission reduction measures, including operational and technical levers, to manage our air emission footprint. Annual external audits were conducted to determine compliance to our AEL conditions. For 2024, the SA gold operations achieved an AEL compliance audit of 74% (2023: 87%); and the SA PGM operations (including the smelter, assay laboratory, base metal refinery, and precious metals refinery) achieved 99% AEL compliance (2023: 100%). A refined calculation approach has been adopted to improve the accuracy and reliability of the emission inventory reported to authorities in terms of the National Atmospheric Emission Reporting Regulations. We have set a target for our smelter operations to improve SO2 capturing and cleaning efficiency from 80% to 90% by 2027, and to 99% by 2030 which were subject to a pre-feasibility study. The pre- feasibility study results indicated that is not a viable investment project at this point in time and was put on hold and therefore we will not be able to progress the target. A reputable service provider will be appointed to develop air quality management plans consistent with the priority area regulations and the proposed National Dust Control Regulations. Stakeholder engagement The SA region participates in local air quality management forums. These include, among others, air quality forums in the Highveld priority area and the Waterberg-Bojanala priority area; where, among other things, we share air quality data. Ambient monitoring data is also shared via the South African Air Quality Information System (SAAQIS) We also engage with communities to address air quality concerns. Dust remains a prominent stakeholder concern and we follow root cause analysis and high potential investigations to assess controls and mitigation measures of high dust levels. The EU region participate in the joint air quality monitoring programme of the Kokkola Industrial Park. Nitrogen oxide and sulphur dioxide emissions (tonnes and intensity per tonne milled/treated) 2024 Emissions (in gram per tonne milled/ treated) 2024 Emissions in tonnes 2023 Emissions (in gram per tonne milled/ treated) 2023 Emissions in tonnes 2022 Emissions (in gram per tonne milled/ treated) 2022 Emissions in tonnes Nitrogen oxides (NOx) SA region1 29.3 1,284.5 36.0 1,569 31.6 1,529.0 SA PGM operations1 32.8 1,126.7 34.0 1,244 33.6 1,294.0 SA gold operations 16.6 157.9 38.0 397.0 23.7 235.0 AUS region N/A N/A N/A N/A EU region N/A 8.1 N/A 10.7 N/A N/A US region3,5 216.1 263.2 90.0 357.0 331.0 418.0 Group 39.0 1,555.8 34.0 1,926.0 39.1 1,947.0 Sulphur dioxides2 (SO2) SA region 27.1 932.3 44.0 1,642.46 53.2 2,576.0 SA PGM operations 27.1 932.3 44.0 1,642.46 66.9 2,576.0 SA gold operations N/A N/A N/A N/A N/A N/A AUS region N/A N/A N/A N/A US region5 1.0 1.3 0.6 0.8 1.2 1.5 Group 26.0 933.6 44.0 1,643.24 51.9 2,577.5 The SO2 intensity for 2023 was corrected to 44 g/ton milled or treated 1 Nitrogen oxide emissions for the SA region are derived by the multiplication of fuels (diesel, petrol, liquid petroleum gas, coal, helicopter fuel and paraffin) by the corresponding emission factors 2 SA region: Sulphur dioxide emissions are from the Marikana PGM smelters and quantified through a combination of stack measurements and mass balance. The US region also include SO2 emissions from the Columbus metallurgical complex. SO2 emissions from the EU region were not assured 3 The ore at the US region is of a higher grade, contributing to a higher intensity rate using tonnes milled versus ounces output 4 EU region: Keliber lithium project excluded as still in project phase 5 US region includes data for Reldan for 2024 as from 1 March 2024 – 31 December 2024 Year-on-year, there was a decrease of 19.2% in absolute NOx emissions at Group level. In terms of NOx, the SA region showed a year-on-year decrease of 22%. The US region showed a decrease of 26.3% in NOx emissions for 2024. The Group’s overall NOx intensity (grams of NOx emission emitted per tonne milled/treated) increased slightly year-on-year by 14.7%. The SA operations SO2 has significantly decreased (43%) from 2023 to 2024 and it is attributable to the continuous improvement on the advance process control on the plant and other improvements made e.g. scrubber and ducting replacement and redundancy and availability improvements. The Group’s overall SO2 intensity (grams of SO2 emitted per tonne milled/treated) decreased year-on-year by 40%. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 194

US region In 2024, the Columbus metallurgical complex (US PGM operations) emitted 1.24 tonnes of SO2, (2023: 0.78 tonnes), which is less than 2% of the permit limit. The US PGM operations are able to maintain industry-leading low SO2 emissions from the smelter year after year through a strong emphasis on process management and SO2 scrubbing. The scrubber system continues to be effective in capturing and treating more than 98% of the SO2 produced. In addition, the US PGM achieved 100% compliance with air quality permits across all operations. In 2024, the Reldan operations emitted 0.04 tonnes of SO2, (2023: 0.356 tonnes). The primary driver for SO2 at Reldan is from the operation of the Emergency Generator. In 2024 the Reldan operations emitted 5.22 tonnes of NOx, (2023: 5.95 tonnes). NOx is produced during the precious metal recovery process. Reldan employs a variety of air pollution control measures to minimise emissions. Our approach includes the use of afterburners to destroy volatilised organics, baghouses to collect particulate matter, and wet scrubbers to remove acid gases/neutralise chemicals. Additionally, we control fugitive acid gases through a general scrubber system. EU region Our environmental code includes the EU air quality directives, which are respected. At Keliber, we are still in the construction phase and air quality monitoring according to the environmental permit requirements will be in place once operations start. SA region: Dust The SA region uses a dust fallout monitoring system to measure dust. Our control and mitigation measures include ridge ploughing on TSFs, application of chemical dust suppressants, use of netting, and grassing and planting of indigenous eucalyptus trees. In 2024, our dust fallout levels were maintained at a compliance level of 94% for our SA gold operations and 96% for our SA PGM operations. Compliance levels are measured by dust buckets, monitored according to the standards of the American Society for Testing and Materials and in compliance with South Africa’s National Dust Control regulations. Exceedances are investigated and reported to authorities. See Incident management, page 202. WATER MANAGEMENT –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– We use water for primary mining activities, mineral processing, cooling, ore, waste/tailings conveyance, industrial processes and human consumption. We have policies and position statements relating to the correct use and protection of water resources. See our Position statement www.sibanyestillwater.com/sustainability/ reports-policies/ Water stewardship is one of our key priorities under the sustainability theme of Planet. To this end, reducing our reliance on purchased potable water is key. Our Sustainability scorecard goal for 2024, was to reduce purchased water by 7% compared to a 2023 baseline of 21,343ML. In 2024 our total water purchased was 19,717ML1, which bettered our sustainability scorecard target of 19,849ML by 0.6%. Our scorecard goal for 2025 (excluding EU region) is to reduce total purchased water by approximately 18% compared to the 2023 baseline of 21,343ML, a 11% improvement on 2024. The longer-term goal is to reduce purchased water (against the 2023 baseline) by 42% by 2030. The bulk of this planned reduction is for the SA region. In 2024, the SA operations spent R296.6 million (2023: R313.2 million) on potable water purchases from external sources. 1 Excluding AUS region, Reldan and Keliber lithium project Responsible water stewardship In 2024 we completed eight ICMM water stewardship assessments, evaluating operations against a range of requirements: governance and strategy, risks and opportunities, integration into business plans, performance, compliance, reporting transparency. A combined result of 141/160 was achieved, with most of the sites achieving an advanced practice level. A further seven water stewardship assessments are to be completed in 2025. These assessments will be followed up with action plans, to be completed by 2026, which will align to our water stewardship programme. The water stewardship tool is available at, www.icmm.com/en-gb/guidance/environmental-stewardship/ OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 195 Award for emissions reduction In November 2024, Sibanye-Stillwater teams from the SA PGM PMR and from our SA gold operations were honoured at the Gauteng Province Emission Reduction Recognition Awards, held at the Harmony Gold Mine West Wits Village Auditorium in Carletonville. This recognition highlights the Group’s commitment to fostering a sustainable future through responsible mining practices, which is an integral part of our long- term incentive programme. The awards were presented by Ms Sheila Peters, the MEC of Environment, along with Leroy Legabe and Xolile Mkruquli, both MMCs of Environment. This acknowledgment symbolises our dedication to reducing air pollutant emissions and shaping a better tomorrow for our planet and our communities.

It is standard practice for all our operations to recycle water: • Underground operations: once suspended solids have been removed, recycled water feeds underground operations (US PGM operations) • Our tailings facilities are designed so that, where applicable, tailings water is recycled for use in processing plants • Treated sewage effluent: 90% of sewage water at our SA PGM operations is recycled • Recycled water from the western basin: we reuse impacted water at our Cooke surface operations (SA gold operations) • At Sandouville and Keliber lithium project, part of the water is used in closed loop for steam generation and can be considered as recycled • At Century operations (AUS region) recycled water is maintained in a close loop system; the only water leaving the recycling loop is water used in the 300km pipeline carrying our concentrates to the Port of Karumba Percentage water recycled 2024 per region 2024 2023 2022 SA gold 75% 72% 70 % SA PGM 59% 61% 58 % EU region 12% 12% — % AUS region 63% 80% — % US region1 62% 60% 69% 1 US region data does not include Reldan The recycling percentages differ across the regions as water management practices differ in relation to the types of operations, process configurations and water availability. Further improvements in this field will further reduce our dependence on purchased water. The average percentage recycling for the SA region in 2024 was 67% (2023: 66.5%). In conjunction with active water treatment plants, the company is expanding the use of impacted water sources at our water-negative operations while enhancing water recycling initiatives across all sites. This approach has proven successful, resulting in a total water savings, in the SA region, of 1,842 ML compared to the total water purchased in 2023. Over the next 24 to 36 months, we will further diversify our water mix by introducing additional impacted regional water sources for mining and processing, reducing reliance on stressed municipal supplies and the limited resources of the integrated Vaal River Network. Our strategic water risks and mitigation Our water risks can be classified into three categories: • Physical risks (quantity), e.g water stress, water security of supply, water pricing, drought, riverine flooding, coastal flooding • Physical risk (quality), e.g. poor water quality (inbound water), poor water quality (discharged water), water pollution • Regulatory and reputational risk, e.g. onerous country or catchment specific legislation, lack of water stewardship, lack of WASH services We manage these risks at Group and operational level. We record various water parameters at regional level, allowing us to set objectives and design action plans. We have also set water related targets and embedded these in our Sustainability scorecard, which links to mitigation measures of these risks. Water management is one of our material matters (sixth on the list) and is given the full attention it deserves. The Group uses the World Resource Institute’s tool Aqueduct to assess water-related risks, see https://www.wri.org/aqueduct/ 6.1, 6.3 SA region: water risk mitigation Water is a scarce and competing resource in South Africa. Water is necessary to all aspects of our business including our growth prospects. We have a dichotomy of water exposures in our platinum and gold sectors. Our SA gold operations in the West Rand have a water positive balance due to the vast amounts of water that we pump out from underground. This is in fact fed to a large extent by the ingress water (fissure/extraneous water) into the workings which needs to be pumped to surface to allow operations to continue and prevent flooding of the workings and allow operations to continue. In the gold sector, we pump this water to surface, use and displace potable water as far as practical and the surplus volumes are discharged under strict monitoring protocols into our watercourses. By contrast, our platinum operations are under severe strain due to minimum availability of water. There is minimal ground water available in the region, and coupled to growth by both the mining sector as well as agricultural and other industrial users, there is a big and competing demand in this region. This is further amplified by water availability and infrastructure constraints in the Rustenburg region. In the platinum sector, our operations had been affected by water constraints for a total of 20 days in 2024. In the gold sector, excess water is sometimes a concern, and we resolve to ensure that we have maximum pumping capacity and holding capacity to address any anomalies in our water balance. This has ensured that we did not have downtime in the gold operations in 2024. The opportunity within our SA business is to optimise the surplus water to service the deficit. Academically, this is very plausible, the regions are however working on technical and engineering viability assessments to assuage the do-ability of a cross-catchment transfer scheme. Any potential opportunity will be a collaborative approach with our key stakeholders. In 2024, SA gold operations reviewed its surface and groundwater impact along the West Wits line. This area recently experienced increasing volumes of underground fissure water. Between 2020 to 2024 the average daily fissure water from the West Wits gold mines has increased from 218 ML/day to 328 ML/day. The difference in pumping volumes is attributable to the cyclical nature of our hydrological system where we do see spikes periodically, but we are also monitoring increases arising from surface run-off where municipal infrastructure has failed and water is coursing through the surface feeding into the underground through percolation and sinkholes which form through this unbridled discharge of water. This increase in the volume of water to be pumped from underground has increased costs of pumping (energy cost) and has increased safety risk. The 2024 pumping cost for the SA gold operations was R1.2 billion. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 196

Our water management interventions focus on our sinkhole mitigation strategy where we actively fill in the sinkholes soonest. We have in addition bolstered the integrity of our pipeline reticulation to carry the water effectively over the dolomites, reducing further ingress and we have increased our own pumping capacity . The water strategy in the SA gold region is largely a closure driven stature looking at stakeholder centric approach to regional closure. In the last 2 years we refined our geohydrological studies firming up our modelling and fine tuning our assumptions. We have a more robust and detailed model that is informing our interventions in the short and medium term. In the last year we have worked with our peer neighbours to understand our interfaces and longer term water programmes so that we can understand and manage our regional context collectively. From an operational perspective, our emphasis was on strengthening and executing our sealing programme which is designed to close the ingress into operational areas. This is an ongoing initiative and we anticipate seeing improvements in our pumping volumes. We therefore developed a fit-for-purpose regional water strategy, as the first phase predominately focused on the SA gold operations, to manage the increase in fissure water, in the short and long-term which required the contributions of several disciplines, with key focal areas: A water balance to visualise where the water originates from and the associated water volumes from the various sources. These sources of water are: • Groundwater – The mine workings are overlain by dolomitic formations that contain large volumes of groundwater. The characteristics of this aquifer and the mechanisms that transmit the water between the dolomite aquifer and the mines was assessed in light of the increased water ingress to effectively manage the groundwater volumes entering the mines • Surface water - The surface water interacts with the underlying groundwater. The Wonderfonteinspruit, which is the major drainage system in the study area, contributes to the recharge of the dolomite aquifer. Surface run-off from various sources into the Wonderfonteinspruit, has severe consequences for the water volumes that needs to be managed by our gold mines The engineering component of this study dealt with: • All aspects necessary to handle the extraneous water in the mines, including all pumping and piping infrastructure, as well as the electrical supply • Land management related to sinkhole formation and rehabilitation strategies • Mine closure timelines mapped against water volumes available post-closure • Visualisation included all water related information into a GIS database and to construct a 3D model of the mines. This is an ongoing process, and the model is updated as new information becomes available Phase two of the regional water strategy will focus on the PGM operations to improve water management within the water stressed area. The work will encompass water security to protect our operations from water related interruptions. This work entails water balance monitoring and optimisation, supplementing current supply with alternative water sources such as grey water, irrigation water, recycling and reuse technologies. Further advancements in water management techniques were implemented in 2024, with a more significant impact on responsible internal water use expected in 2025. By then, real-time visualisation of daily water performance will be more accessible across operations, enhancing efficiency and driving long-term sustainability. Social benefits of water production Collaboration and partnerships with other stakeholders for shared water use will be crucial in the strategy. A key area will be potable water independence with onsite potable water treatment systems and options for storage capacities and community benefits to minimise reliance on use of local resources. While reduction in total water purchased will improve our water use efficiencies through closed circuit water systems, evaporation, increase water recovery from the tailings storage facilities by introducing water recovery technologies. Our SA operations produce their own potable water by processing impacted mine water. In 2024 we had our best water production year to date, where we produced 9,206 ML. This water management initiative reduces our demand on the stressed municipal drinking water network, freeing up water for domestic use by members of the community. At an average daily potable water demand of 237l/ person, and an average household size of five people, our potable water production equates to the potable water demand of 106,417 people or 21,283 households. This speaks to the heart of UN SDG 6. SA gold operations In 2024, the SA gold operations purchased 3,555ML (2023: 5,124ML) from municipal and water boards (mainly Rand Water Board and Sedibeng Water Board) costing R75m. Some municipalities levy exorbitant fees over and above their cost from Rand Water Board for the supply of water (more than 100%), without any further value add, notwithstanding the tariffs for raw water being governed by the provisions of the Water Services Act of 1997, clause 10. The volume of ingress water at the SA gold operations was on average 336 ML/day, which is a 13.8% increase from the 2023 volume. This also significantly exceeds our internal freshwater requirements, which averages 35 ML/day. We have implemented strategies to better utilise the volume of ingress water in order to reduce our reliance on external sources of potable water. All excess water is treated and discharged, which is generally positive for the environment/catchments and for surrounding communities. The water is treated using various water treatment techniques to meet our own operational and environmental discharge standards. Some of the treatment techniques include nutrient removal and disinfection and our more complex systems removes dissolved metals from water bodies to make it safe for the downstream aquatic systems. At the Kloof operation, we have a 4ML/day water treatment facility based on a build-own-operate transfer model. In 2024, the plant met 34% (2023: 28%) of Kloof’s potable water demand. In 2024, the Driefontein water treatment facility with a capacity of 28ML/day met 97.1% of the mine’s 7,969ML demand (2023: 89% of 7,458ML). In 2024, the Ezulwini water treatment facility met 100% of the mine’s operational water demand. In 2023, the Group approved capital expenditure for the construction of a pilot plant for the recycling of ~1.3ML/day from our wastewater treatment works at Kloof. Designs were approved and orders placed for the manufacturing and delivery of equipment for the pilot plant. If successful, this type of technology will be rolled out to other sites in the SA region and elsewhere. The technology has the benefit of displacing potable water with treated impacted water further enhancing our water resource protection measures. It will also lend to bottom line benefits for Kloof. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 197

Meanwhile, onsite improvement initiatives have resulted in significant cost savings at Kloof and Driefontein. Interventions include optimising water usage for our cooling system and incorporating alternative water sources. Similar initiatives are planned for our SA PGM operations in 2025. These efforts also contributed to our overall potable water savings in 2024. To summarise, with Driefontein, Kloof, Burnstone and Ezulwini mine water producing plants (and two acid mine drainage plants) our SA gold operations produced a maximum volume of 37ML/day (2023: 35ML/day) of potable water, saving R200 million in 2024 (2023: R153 million). By using grey water in 2024 we offset our municipal potable water demand by 25ML per day (2023: 22.32ML per day) at the SA gold operations. This meant that more potable water was available to the Integrated Vaal River System, which serves communities in Mpumalanga, Free State, North West and Gauteng. SA PGM operations Our SA PGM operations are in a water-stressed area in the North West province. Here, we rely on Rand Water for 74% of our water needs. The SA PGM operations sourced 12,448ML (2023: 13,024 ML/ day from Rand Water. Further, we purchase 2,562ML/annum of treated effluent from the Rustenburg Local Municipality wastewater treatment works (via the Rustenburg Water Services Trust). Our purchase of this water has socioeconomic benefits, reducing our purchases of potable water, and giving opportunity to local contractors involved in providing the service. For the long-term we are integrating Marikana with the Kroondal- Rustenburg footprint, thus balancing water requirements across the footprint. Integrating Marikana allows us to transfer water from water-richer areas during the wet season to storage and to drier parts, noting that the Pandora pipeline supplies 6ML/day to our Karee operations. The completion of the Hartebeespoort/Pandora storage dam and associated pipeline in 2024 will support the SA PGM operations’ water security initiatives. This water will go into our planned water treatment facilities, which will reduce our Rand Water requirements by 10 ML per day, equating to a ~28% reduction. We also have projects to desilt water storage and containment facilities; and, in a first for the SA PGM operations, we have finalised a contract for a water treatment plant. The water treatment plant will be funded by a third party for an investment of R8.6 million. The third party will be responsible for the facility's operations and quality management for a period of five years, after which ownership will be transferred to Sibanye-Stillwater. Similar models have been successfully implemented at the SA gold operations. The treatment plant will be designed to treat 2.5 ML/day and is expected to come online in Q3 2025. This water treatment plant will translate to a monthly saving of R1.1 million per month. Noting that The SA PGM operations already have 13 wastewater treatment facilities that recycle water for operational use. These facilities currently recycle 78% (2023: 72%) of plant effluent back into the operations. In 2024 we reduced our reliance on water purchased totalling 15,103ML for the year (2023: 15,252ML) at the SA PGM operations. Stakeholder engagement on water management We participate in various external stakeholder forums that include a variety of groups: industry, government, research institutions, and community organisations, including: • Water catchment management forums hosted by the Department of Water and Sanitation (SA region) • Water forums hosted by the Rand Water Board (SA region) • Working groups hosted by the ICMM • SA Minerals Council engagement opportunities • Quarterly NGO sessions hosted by the community engagement department (to provide feedback on water matters) At our US PGM operations, we are part of the GNA, which is involved in water quality monitoring through an adaptive management plan (AMP). In H2 2024, both the US Forest Service and the Montana Department of Environmental Quality granted final approval of a permit to construct the next phase of tailings and waste rock storage at the East Boulder mine, without any public objection. This is rare in the US context. This public agreement was a result of years of collaboration under the GNA, as well as extensive community engagement before and during the permitting process. Additional work continues with the GNA on a similar permitting effort related to the next phase of tailings and waste rock storage at the Stillwater Mine. US region water risk mitigation Water quality is the primary physical risk to water resources in the US  region. The greatest risk is nitrogen in our mine water (from explosive residue), which we treat with a natural biological process, releasing the water back into the environment. The bacteria that propagate in our water treatment facilities also adsorb small concentrations of metals from our mine water. Through a final step of filtration, we remove both nitrogen and metals such that the excess mine water is treated to aquatic life standards (more stringent than drinking water standards) prior to discharge. In 2024, our US PGM operations discharged 2,901ML of treated water to groundwater resources near the operations where it is available for downstream beneficial uses such as aquatic life, recreation, farmland irrigation and drinking water. With respect to water quantity, the Stillwater and East Boulder mines are water independent. The Columbus metallurgical complex began work on a private groundwater well in late 2024. This will reduce the purchased water by more than 50% when commissioned, as planned, in 2025. The US region implemented adaptive management plans (AMP) as part of the GNA. The plans set more stringent requirements than the regulatory ones and trigger responses based on these strict water quality parameters. AMPs are reviewed annually and adjusted to anticipate changing conditions and changing regulation. During 2024, the US PGM operations worked with the GNA councils to develop post-closure water quality criteria (to be incorporated in the AMP) that achieves GNA objectives and is more protective than the regulatory standards. To protect groundwater quality at our US operations, all TSFs are lined to prevent impact on groundwater. In addition, liner and leachate collection systems are installed beneath the waste rock facilities at each operation. The collected water is directed back to the water treatment systems and either recycled for use in the underground mines or discharged to the environment. Reldan is a zero-discharge facility and does not maintain an industrial wastewater permit. Reldan processes its industrial wastewater onsite and recovers any remaining precious metal from this waste water. Reldan is currently focusing on improving this process with newer, more efficient, technology in the near future. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 198

EU region Sandouville nickel refinery Water is used for product washing and cooling. The Sandouville nickel refinery purchases industrial water collected from the Seine River and releases it back to the Seine River at one single point after being purified in the site’s internal wastewater treatment plant. The French Water Agency sets limits in terms of released water quality, especially for nickel. In case of heavy rains, stormwater flow may increase beyond the design capacity of wastewater treatment and when it happens, nickel production is temporarily downscaled to respect limits for water quality. Keliber lithium project During the construction phase the main risks are related to increased content of suspended solids in the waters being discharged. The risk is being mitigated by ongoing monitoring of the water-protection structures and sampling of the discharged waters. Further water risks at the Keliber lithium project were assessed as part of the environmental permitting process. Water management at the mining sites is based on keeping the Syv&auml;j&auml;rvi mine site waters separated from Rapasaari-P&auml;iv&auml;neva and generally keeping clean waters separated from contaminated mine water. All discharged water from the mine and the concentrator process is fed to the receiving water body through the water treatment system and via a site-wise single discharge point, equipped with flow measurement and sampling. AUS region Water, mainly groundwater, is used at Century for hydraulic mining as a method of extraction, coupled with a slurry pipeline to transport the concentrates to market via the Port of Karumba. One of our biggest risks is the failure of our water system assets, which we mitigate with a preventative maintenance strategy which uses real- time monitoring. Group water performance summary Total water withdrawn1 (ML) 158,873 3,188 945 10,930 143,810 22,069 121,740 151,362 2,792 1,015 4,636 142,919 26,609 116,310 130,681 3,001 785 126,895 23,691 103,204 Water discharged2 (ML) 113,295 3,026 792 1,783 107,693 94 107,600 99,160 2,983 977 1,428 93,772 86 93,686 84,102 2,901 36 81,165 229 80,936 Water used3 (ML) 44,487 255 153 9,417 34,662 20,389 14,274 52,076 286 38 3,208 48,545 26,072 22,473 39,441 227 — 39,214 23,462 15,752 Total water purchased4 (ML) 19,787 119 945 65 18,658 15,103 3,555 21,394 114 853 51 20,376 15,252 5,124 21,046 69 785 20,192 14,842 5,350 Water purchased from water services authorities %6 44 47 100 1 54 74 25 41 40 100 2 42 58 23 1 0 0 1 1 0 Tonne treated5 (Mt) 45.94 1.3 — 6.8 37.84 28.34 9.5 41.35 1.28 — — 40.07 29.54 10.53 38.82 1.25 — 37.57 28.22 9.35 Intensity (kl/tonne treated 0.97 0.20 N/A 1.38 0.92 0.72 1.50 1.26 0.22 N/A N/A 1.21 0.88 2.13 1.02 0.18 N/A 1.04 0.83 1.68 2024 2023 2022 Group US region 8 EU region AUS region SA region Group US region EU region AUS region 7 SA region Group US region EU region 8 SA region Total Total Total Total Total PGMs Gold Total PGMs Total Total Total PGMs Gold Total PGMs Total PGMs Gold 1 Total water withdrawn: water abstracted from ground- and surface-water sources and total purchased 2 Water discharged into environment at licensed discharge points (See incident management on page 198) 3 Water used is total water withdrawn minus water discharged; for US operations water added to concentrator plus potable water purchased 4 Total water purchased: all waters purchased from a third-party resource for mining and processing purposes, and includes potable water, industrial water, grey water and other surface water purchases from irrigation board(s) 5 Tonne treated: dry tonnes processed in Sibanye-Stillwater metallurgical plants and concentrators 6 EU region is reflective of Sandouville as Keliber lithium project is still in project phase 7 AUS region excludes Mt Lyell which is under care and maintenance 8 US region data for Reldan for 2024 is from 1 March 2024 – 31 December 2024 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 199 Wastewater treatment Wonderkop, Marikana operation, SA PGM operations

Water use in the context of quality 2024 (by ML) Group US region5 SA PGM operations SA gold operations Source/ destination Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used Ground water Fresh water1 111,362 3,026 9,243 3,069 3,026 166 1,479 1,479 106,814 7,598 Other water2 16,857 7,022 5,487 3,901 11,370 3,121 Total 128,219 3,026 16,265 3,069 3,026 166 6,966 — 5,380 118,184 — 10,719 Purchased water Fresh water 18,685 — 18,561 119 89 415,010 14,916 3,555 3,555 Other water — Total 18,685 18,561 119 — 89 15,010 — 14,916 3,555 — 3,555 Surface water Fresh water 93 97,354 93 93 94 93 97,260 Other water 10,340 10,340 Total 93 107,694 93 — — — 93 94 93 — 107,600 — Total 146,996 110,719 34,918 3,188 3,026 255 22,069 94 20,389 121,740 107,600 14,274 Tonnes treated (Mt)3 39.14 1.3 28.34 9.5 Total fresh water used 27,896 255 16,488 11,153 Fresh water used per (kl)/ton processed 0.71 0.20 0.58 1.17 1 Fresh water is water with a general total dissolved solids content of 1,000mg/l or less 2 Other water is water with a general total dissolved solids content of more than 1,000mg/l 3 Tonne treated: dry tonnes processed in Sibanye-Stillwater metallurgical plants and concentrators 4 Includes wastewater purchased at the Rustenburg operation 5 US region data include Reldan from 1 March 2024 – 31 December 2024 6.4.1, 6.1 The table below represents the proportionate volumes of water we withdraw, use and discharge according to water stress categories. 2024 Water stress (ML) Ground water Extrem ely high 0 0 0 0 0 0 0 0 0 0 0 0 High 130,32 8 1,783 19,829 0 0 0 0 0 0 10,865 1,783 9,417 6,966 5,380 112,497 5,032 Mediu m to high 3,069 3,026 166 3,069 3,026 166 0 0 0 0 0 0 Low 5,687 0 5,687 0 0 0 0 0 0 0 0 0 5,687 5,687 Total 139,08 4 4,809 25,682 3,069 3,026 166 0 0 0 10,865 1,783 9,417 6,966 0 5,380 118,184 0 10,719 Purchased water High 17,242 0 17,083 0 0 0 0 0 0 65 0 0 115,010 14,916 2,167 2,167 Mediu m to high 113 0 83 113 0 83 0 0 0 0 0 0 Low 2,333 792 1,541 0 0 0 945 792 153 0 0 0 1,388 1,388 Total 19,695 792 18,713 119 0 89 945 792 153 65 0 0 1 15,010 0 14,916 3,555 0 3,555 Surface water High 93 72,914 93 0 0 0 0 0 0 0 0 0 93 94 93 72,820 Low to mediu m 0 34,380 0 0 0 0 0 0 0 0 0 0 34,380 Low 0 400 0 0 0 0 0 0 0 0 0 0 400 Total 93 107,69 4 93 0 0 0 0 0 0 0 0 0 93 94 93 0 107,60 0 0 Total 158,87 1 113,29 4 44,488 3,188 3,026 255 945 792 153 10,930 1,783 9,417 22,069 94 20,389 121,739 107,60 0 14,274 Group US region3 EU region AUS region2 SA PGM operations SA gold operations Source/ destination Water stress area Water with- drawal Water discha rge Water used Water with- drawal Water discha rge Water used Water with- drawal Water discha rge Water used Water with- drawal Water discha rge Water used Water with- drawal Water discha rge Water used Water with- drawal Water discha rge Water used 1 Includes wastewater purchased at the Rustenburg operation 2 AUS region data excludes Mt Lyell which is under care and maintenance 3 US region data includes Reldan for the period from 1 March 2024 – 31 December 2024 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 200

Water treatment and quality SA region Our investment in water treatment, reduce pressure on freshwater supplies within the Integrated Vaal River System. The South African water treatment operations operate six dedicated water treatment plants capable of producing 37ML/day of potable water compliant with SANS 241:2015 drinking water standards, from impacted mine water. Additionally, to meet South African environmental discharge standards we manage two environmental compliance mine water treatment facilities that treat approximately 70ML/day of impacted mine water. Our SA region also has 22 active wastewater (sewage) treatment facilities, with a combined capacity of 50.6 ML/day, currently operating at 48% capacity. Our potable water treatment technologies at the various sites: • Driefontein: nanofiltration plant and the Driefontein IX plant zero- liquid discharge closed-circuit ion-exchange system • Kloof Phase 1, Burnstone and Ezulwini 2: reverse osmosis systems • Kloof Phase 2: zero-liquid discharge fluidised bed cold-lime softening plant, combined with a Nickel/Uranium specific Ion exchange system • In 2024, we increased our potable water production from SA gold operations by 13%, equivalent to 1057.59ML (2023: 358.86ML) Further, we have finalised a contract for our first water treatment plant for our SA PGM operations. We also upgraded a treatment facility for acid mine drainage water from our Gauteng based gold mines. Research and development water projects In 2024 various R&D projects, total spending R2,41 million (2023: R3.01 million) contributed to improving water quality, reducing operational water-related costs, and developing sustainable water solutions for post-mining. The work focused on improving our water qualities and improving our water recycling efficiencies. These initiatives will go into the pilot testing phase in 2025. The benefits of the R&D solutions is reflected in the continuous improvement of our mine discharge water qualities and the increase in the water related savings. Potable water purchased (ML) 2024 2023 2022 SA gold operations Beatrix 1,369 1,881 2,090 Cooke 1 156 310 Driefontein 228 805 525 Kloof 1,957 2,282 2,426 Gold – total 3,555 5,124 5,351 SA PGM operations Kroondal 969 882 1,165 Rustenburg 3,498 4,061 3,632 Marikana 7,982 7,750 7,254 PGM – total 12,448 12,693 12,051 SA region 16,004 17,817 17,402 AUS region 65 51 EU region1 2 10 9 US region2 119 114 69 Group total 16,125 17,941 17,480 1 EU region total water withdrawn was in 2022 an estimated potable water in M3 and not in ML – the updated value is the actual purchased water 2 US region data for Reldan for 2024 is from 1 March 2024 – 31 December 2024 Compliance A key focus for the SA region is to improve compliance to water use licences (WULs). In certain instances, some of the licence requirements will have to be amended where the licence conditions are not aligned to the nature of the operation, and we work with our regulator and its processes to resolve these. Beyond these challenges, we also manage down our risks whilst improving compliance through operational controls. There was no non- compliance notices issued to the Group in 2024. This confirms that our actions are yielding better compliance across the group. Our water quality procedure applies to water quality limits as well as discharges to both our SA gold and SA PGM operations. Important to note that our SA PGM operations are zero effluent/discharge operations, except Marikana, that allows for water discharges in compliance with the water use licence limits. Our non-conformance procedure mandates monthly examination of downstream water quality to various limits, keeping water use licence limits as the minimum standard. Water qualities and other water-related matters are presented at catchment management forums, which represent a diversity of stakeholders. In 2024, we achieved 90% (2023: 93%) average compliance to the limits during the year for all operations, excluding Rand Uranium and Ezulwini, and 87% (2023: 90%) compliance including Rand Uranium and Ezulwini. The SA gold operations are associated with sulphide rich rock material which poses a potential risk of acid mine drainage. These risks are actively monitored and mitigated. All the SA gold operations have action plans, including interception systems, amelioration of sediments and soils, as well as removal of sources and treatment as needed. There are no concerns regarding AMD. For our US PGM operations, discharge and water quality compliance is measured against the Montana Pollutant Discharge Elimination System (MPDES), whose standards our operations routinely surpass. The East Boulder mine achieved 100% (2023: 99%) compliance with the MPDES water discharge permit while the Stillwater mine achieved 99% (2023: 100%) compliance. The Reldan operation is a zero-discharge facility and was 100% compliant with the relevant storm water permit during 2024. At the Sandouville refinery, water discharge quality and quantity is continuously monitored and compared to the limits stated in the site’s environmental permit. Main parameters assessed are flow rate, pH, temperature, suspended particles and nickel. All of them are subject to a weekly reporting. Minor non-compliance can be observed and are communicated in due time to the local authorities. The Keliber lithium project is subject to environmental permit requirements and monitoring plans for effluent, and for ground and surface water. All results are reported to the environmental regulatory authorities. During the construction phase of the project, effluent waters (at both Syv&auml;j&auml;rvi and P&auml;iv&auml;neva – Rapasaari sites) are measured monthly for pH, conductivity, suspended solids, nitrogen, phosphorus, 12 metals, as well as some other substances. In addition, effluent water from Syv&auml;j&auml;rvi is measured once a month as an in-house control. Effluent waters at both sites are monitored online for water flow, pH and conductivity. Water quality and level of groundwaters are monitored four times per year. Surface water is also monitored four times a year. At the Kokkola site, during construction, groundwater level is monitored weekly, while groundwater quality is monitored four times per year. During 2024 average compliance to the limit values was 98% (2023:80%) See sustainability content index, www.sibanyestillwater.com/news- investors/reports/annual/ Discharge During 2024, Sibanye-Stillwater discharged 113,294.84ML (2023: 99,160.37ML) into various catchments at our SA operations, as per our licence conditions, for which (in the SA context) we provided frequent reporting to the Department of Water and Sanitation. 6.3 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 201

INCIDENT MANAGEMENT –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– All environmental incidents are evaluated monthly according to our incident and non-conformance management procedure; and reported externally to regulators when required. While we consider all environmental incidents as serious, we are obliged to disclose level 3 (short-term impact), level 4 (medium-term impact), and level 5 (long-term impact) environmental incidents to the regulatory authorities. Our target remains the achievement of zero environmental incidents. In 2024 we had for the group two level 3 environmental incidents. The two level 3 incidents at our SA PGM operations involved the overflow of return water dams. On January 12, 2024, the Klipgat return water dam was overflowing due to excessive rainfall of 68mm, which was compounded by the downtime of three plants that adversely affected recirculation. The overflow subsequently entered the non-perennial Klipgat spruit and the Hex River. Remedial actions have been implemented, including an action plan to desilt the dam, remove reeds, and review the water balance and reticulation systems to assess freeboard levels. The removal of reeds has been completed. Phase 3 and phase 4 of the Paardekraal RWD was completely desilted in 2024 and phase 1 of the Klipgat desilting is underway. On 11 April, 2024, the Western Platinum Limited tailings dam 5 return water dam at Marikana operation was discharging into the environment, with the discharge reaching the Maretlwane spruit. Water quality samples were collected to facilitate the incident investigation. The investigation revealed that the overflow was caused by large volumes of water being pumped from the tailings dam 6 return water dam, combined with heavy rainfall of 90mm. It was found necessary to desilt the dam to ensure it can reach full capacity. Remedial actions included desilting of the dam and diverting of water from it, as well as initiating water balance reticulation. Currently, water has been successfully diverted to the U2 pit to restore control over water levels, and silt and reeds have been partially removed from the tailings dam 5. Following these actions, the dam is now operating at the correct capacity with further desilting in progress. Further desilting of return water dams is planned, which will help prevent overflows from high-risk water/effluent storage facilities. Ezulwini water pumping status In line with the 2023 Supreme Court of Appeal Judgement which required the continuation of pumping activities at Ezulwini Mine (Cooke 4) until closure, we have maintained pumping of underground mine water, water treatment, and discharge to the environment. We are collaborating with Gold Fields through a formal feasibility study to be completed by end of 2025s to determine the best way to manage Ezulwini closure options. Sealing work continue on Cooke 1,2,3 towards Harmony where work is executed towards completion in 2027 This partnered approach is solutions driven and will deliver good practice in water management and mine closure. We will be presenting an integrated closure plan for the region to all stakeholders during 2025, part of this will be closure of underground activities in a phased approach, commencing with the Cooke 1-3 underground operations. Close-out of previously reported incident We reported in 2023 on a level 3 incident, 8 February 2023, at the Rustenburg operations’ Klipgat return water dam (SA PGM operations). Regarding this, we committed to the desilting of return water dams at Paardekraal and Klipgat, which was completed. We also reported on a 12 August, 2023 incident, whereby a storage tank at Stillwater mine (US PGM operations) leaked used compressor oil onto site soils. Soil samples were collected throughout the excavation process to ensure compliance with regulatory standards. The site mitigation actions were completed, and the incident was closed out in April 2024. EU region At Sandouville, following a formal notice following an inspection by local authorities in June 2022, air sanitation and retention systems for hazardous liquids have been fully refurbished and were completed in March 2024, and the formal notice was lifted on 26 November 2024. There were no level 3 or higher environmental incidents at either Sandouville or the Keliber lithium project during 2024. Dust incident in SA region In November 2024, we addressed concerns from neighbouring landowners about dust levels at the Leeudoorn TSF. The root cause analysis indicated that a dry beach area impacted by high wind speeds contributed to high dust levels. The capping and grassing of the dam are underway to mitigate the dust. After seeking legal advice and expert dust assessment, we concluded that dust exceedances did not breach legal limits. The incident is currently rated level 2 and we will continue to manage it carefully and address stakeholder concerns. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 202 Beatrix plant - Free State

RESOURCE UTILISATION ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Primary materials consumption Timber (t) 34,976 215 — N/A 14,329 20,432 40,553 969 — — 15,633 23,951 30,358 1,334 — 21,024 8,000 Cyanide (t)1 960 — N/A N/A N/A 960 1,264 N/A N/A N/A N/A 1,264 1,409 N/A N/A N/A 1,409 Explosives (t) 32,043 3,064 191 26,421 2,367 34,999 3,606 — — 28,647 2,746 35,867 3,792 180 30,115 1,781 Hydrochloric acid (t) 13,116 33 11,396 N/A — 1,688 11,964 5 11,075 — — 884 1,087 4 — — 1,083 Caustic soda (t) 9,473 1,079 6,873 N/A — 1,521 10,900 1,111 8,344 682 — 763 10,210 2,582 6,223 — 1,405 Lime (t) 63,904 5,665 — N/A — 58,239 59,875 5,521 — — — 54,354 74,749 5,975 — — 68,774 Cement (t) 15,412 11,134 — N/A 8,783 4,278 30,750 20,412 — — 10,227 111 39,259 21,527 — 9,959 7,773 Diesel (kl)2 32,939 6,025 1,948 2,449 19,591 2,927 41,993 8,170 472 4,285 21,650 7,416 34,985 8,310 — 22,335 4,340 Lubricating and hydraulic oil (Kl)3 963 12 — N/A 398 552 3,980 692 — 30 2,542 716 8,014 736 — 6,812 466 Grease (t) 102 3 — N/A 2 97 42 17 — 5 2 17 96 17 — 2 78 2024 2023 2022 Group US region 4 EU region AUS region 3 SA region Group US region EU region AUS region 3 SA region Group US region EU region SA region Total PGMs Gold Total PGMs PGM Gold Total PGMs1 PGMs Gold 1 Based on the 2024 Carbon inventory 2 Updated from previous disclosures to be the sum of the operational areas 3 AUS region also uses small volume of recycled fuel oil (1,227kl), copper sulphate (3,777t) 4 US region data for Reldan for 2024 is from 1 March 2024 – 31 December 2024 Our diesel consumption decreased by 22%, mainly due to a reduced need for standby electricity generation and we are continuing to trial battery electric vehicles, covering a range of applications, to further reduce our diesel usage and associated emissions. Cyanide Code In 2023 Sibanye-Stillwater become a Signatory to the International Cyanide Management Code (Cyanide Code) for the manufacture, transport and use of cyanide in the production of gold. Kloof 2 plant, Driefontein 1 plant, and Beatrix 1 plant have been audited and certified against the Cyanide Code. There will be a re-certification audit done in 2026. We had no Cyanide related environmental incidents at our SA gold operations. WASTE MANAGEMENT –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Waste is categorised into several types; general waste includes non- hazardous materials, hazardous waste and tailings. (For our purposes we also include building rubble under general waste.) A mine also creates other types of waste, including overburden (soil and rock excavated to access mineral deposits), slag (a byproduct of smelting) and waste rock. We adhere to circular economy principles, maximising the segregation, recycling, and reuse of general and hazardous waste streams, and reducing non-mineral waste to landfill. Details about the waste and how we dispose of it is captured on a waste data system, for each operation. This database, supported by waste inventories, informs targets and decision-making. Our Waste position statement commits us to being a leader in the area, as we reduce environmental impact and promote local economic growth. See Waste position statement, www.sibanyestillwater.com/ sustainability/reports-policies/ Non-mineral waste (general and hazardous waste) SA region Our SA region complies with the Waste Act (2008), and with the National Waste Management Strategy (2020), which offers detail on waste minimisation, circular economy, waste management hierarchy, compliance, enforcement and awareness. Regulations require that hazardous waste generators and landfill owners register with the South African Waste Information System, managed by the Department of Environmental Affairs. We also conducted third-party waste management audit for our external disposal landfill sites. For the SA region, 80.1% of general waste is recycled, refurbished or reused (2023: 82.2%). Waste minimisation initiatives include: • A windrow facility at the Wonderkop wastewater treatment facility (SA PGM) turns sewage sludge into compost; in 2024, we produced 94.3 tonnes of compost (2023: 86.2t) • For 2024 the SA PGM PMR diverted away from landfill and sewer disposal 20,000kL (2023: 25,965kL) of liquid hazardous waste (effluent); remaining solids are subjected to further tests to determine suitability for disposal to landfill, which is an opportunity to recover PGMs from our effluent • In 2024, under general waste recycled, reused and refurbished, 89,269 tonnes (2023: 46,868 tonnes) of building rubble was reused as backfilling material and diverted away from landfill at the SA PGM operations and 120,009 tonnes (2023: 62,529 tonnes) at the SA gold operations. The following landfill diversion trials were underway in 2024: • CaSOx treatment and reuse: The goal of the CaSOx trial was to establish whether unslaked lime could effectively reduce moisture content and enhance the material's suitability for use in the agricultural sector, particularly as a soil amendment or potential Ca/S-based fertiliser. • Thermal treatment of woodchips: A trial using woodchips from the Marikana operation involved heating the waste in a low-oxygen kiln at 650°C, producing vapours and carbon residue. The vapours were incinerated and rapidly cooled to prevent toxic reformation, and thoroughly cleaned before release. The carbon residue was analysed for reclassification and potential use as an alternative fuel resource. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 203

US region At our US region, the Environmental Protection Agency has designated the Stillwater mine as a small quantity generator, the East Boulder mine as a very small quantity generator, and the Columbus metallurgical complex as a large-quantity generator. This last designation (large-quantity generator) is to account for lead waste generated from the fire-assay analytical lab process. Both mines generate small quantities of hazardous waste from aerosol can contents and small quantities of other waste chemicals. The US PGM operations have a chemical review procedure for all new products, rejecting chemicals with safety and environmental risk, thus keeping hazardous waste generation low. 12.2 Waste minimisation initiatives in the US region include: • General steel waste recycled, reused and refurbished was 2,400 tonnes in 2024 (2023: 2,112 tonnes) • Reldan operations is designated a small quantity generator. Reldan operates as a pseudo transfer, destruction, and storage facility that under a permit-by-rule is allowed to receive precious metal bearing waste for recovery purposes. Through the recovery process of both electronic and industrial scrap Reldan has recycled the following: – metal for recycling: 448.4 tonnes – cardboard IN (baled) 52 tonnes – plastics: 42.2 tonnes – waste to energy: 57 tonnes – compost: 0.9 tonnes EU region Construction related waste remains the main source of waste from the Keliber lithium project. Waste management services are provided to sort and recycle the waste. At the Sandouville nickel refinery the nickel-containing sludge from effluent treatment is collected, gathered in a suitable storage area, and recycled back into the production process when appropriate. By the end of 2024, the quantity of nickel sludge stored on the site reached 6,368 tonnes (end of 2023: 6,250 tonnes that will be eliminated as part of the ceasing of production at the refinery. AUS region The main source of waste at the Century operation is regulated waste, which is disposed of into designated landfills. Steel, copper, high density polyethylene (HDPE), tyres and waste oil are segregated for recycling off-site. Stakeholder engagement In the SA region, we participate in various external stakeholder forums, such as the Rand West City Local Municipality Environmental forum, and the Bojanala Platinum District forum. We leverage waste minimisation opportunities from collaborative partnerships with Merafong Local Municipality, Rustenburg Local Municipality and Matjhabeng Local Municipality. We have participated, through the CSIR, in the Industrial Symbiosis Workshop and have collaborative discussions/initiatives with the National Cleaner Production Centre South Africa (NCPC-SA) on waste minimisation initiatives, and with Impact Catalyst on regional integrated waste minimisation solutions. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 204 Sibanye-Stillwater supports sustainable waste management In 2024, Sibanye-Stillwater SA region donated two roll-on truck containers to the Merafong Municipality's Solid Waste Management Department. This contribution addresses critical waste management challenges in the area and enhances operational efficiency. The roll-on truck containers will facilitate the transportation of waste from the waste transfer centres in Fochville and Welverdiend to the landfill site near Blybank. This initiative will streamline waste collection and disposal processes, ensuring a cleaner and healthier environment for local residents. This effort reflects Sibanye-Stillwater’s commitment to uplifting communities through strategic partnerships and sustainable practices. By providing essential infrastructure, the company actively supports the municipality’s goals of improving service delivery and effective waste management.

Mineral waste (tailings) Sibanye-Stillwater currently has 39 TSFs (24 active and 15 dormant) 34 in South Africa, three in the United States and two in Australia, most of which were inherited through acquisitions. As part of our obligations as a member of the ICMM, we have aligned our group tailings management system with the Global Industry Standard on Tailings Management (GISTM, 2020). In 2024, we undertook an extensive review and upgrade of the Group's tailings management system framework and guidelines to ensure consistent implementation of best engineering practices throughout the organisation. This enhancement incorporates critical insights and lessons learned from the GISTM conformance process, as well as industry best practices disseminated through the ICMM tailings management working group. In July 2024, the SA region’s Independent tailings review board (ITRB) completed its review, finding no priority 1 recommendations or immediate risks, concluding that TSFs are managed to a high standard. GISTM conformance Since 2021, we have spent an additional R300 million, mostly in the SA region, to ensure safe operation and GISTM conformance of all TSFs. In 2024, we allocated R90 million for compliance to the GISTM’s “meets with a plan” proviso, as per objectives we set in 2023. Having retained conformance to the GISTM at our SA and US operations, we are progressing well towards achieving compliance for the two TSFs at our Australian operations by the 5 August 2025 deadline. In 2024, an external assurance provider completed external assurance for GISTM conformance, with no material findings. We perform GISTM self-assessments on a quarterly basis per TSF, via our Pivot software system. See Tailings Management fact sheet and also see www.sibanyestillwater.com/sustainability/environment/tailings- management/ GISTM: Sustainability scorecard The GISTM mandates that senior-management incentives. For 2024, targets for our sustainability scorecard included completing five key tailing facility upgrades. We completed four of the five tailing facilities upgrades. Five upgrades were required as detailed below: 1. Kroondal buttress extension: In May 2024 we completed the 100m buttress extension for Kroondal K2 TSF. 2. Marikana Western Platinum Limb (WPL) TD5 geotechnical investigation: In April 2024 we completed a geotechnical investigation at WPL TD5. The study rendered no material concerns. 3. Beatrix TSF 2 buttress: In December 2024 we completed raising of the existing north west buttress and construction of a new buttress on the west flank. 4. Driefontein TSFs geotechnical Investigation: In October 2024 we completed a geotechnical investigation of the Driefontein TSFs. The study rendered no material concerns. 5. Paardekraal PK4 north and south flank buttresses: Construction was completed at the north flank buttress in November 2024. Due to several reasons, including community unrest and contractor underperformance, the completion of the construction of the south flank buttress was delayed to Q1 2025. The south flank buttress was successfully completed on 24 March 2025. GISTM and stakeholder engagement We completed sixteen vulnerability assessments and four emergency mock drills. The comprehensive vulnerability assessments, including door-to-door censuses to identify at-risk individuals supports our emergency response plans with valuable insights to our emergency preparations. We have site-specific emergency preparedness and response plans (EPRPs) in place. We engage with local emergency preparedness teams and disaster management stakeholders to develop emergency preparedness measures, emergency response simulations, and plans to minimise environmental impact. See, Group impact supplement 2024. We have formalised MOUs with first responders to ensure integrated approach to emergency response and disaster recovery in case of a failure. For our SA PGM operations we have all MOUs signed, whereas for our gold operations we are progressing the MOUs. Decipher: cloud-based tailings management platform Aligned with our focus on GISTM conformance and our drive to enhance surveillance, we implemented Decipher (a cloud-based tailings management platform owned by K2Fly) across all SA and US operations. Decipher includes satellite deformation monitoring and geo-referenced surveillance data; it improves risk identification and mitigation across our footprint and facilitates GISTM. Managing TSF risks We manage tailings risk by rigorous surveillance, following norms of global best practice, with third-party reviews by ITRBs and by respective EoRs. This applies to the SA region, the US region and the AUS region. The main tailings risk is rainfall in excess of design, with the potential to stop operations and to affect surrounding communities. All TSFs are managed to accommodate a 1:10,000 year flood event, as prescribed by the GISTM for extreme consequence TSFs. Our risk mitigation measures include: • Engineer of Record (EoR) conducts dam breach assessments, determines consequence classification, and identifies impacted areas • Warning sirens installed around the dam and in affected communities for activation during failures • Robust internal and external reviews by professional EoRs and an ITRB • Best available technology for monitoring TSFs: K2Fly and Geolytics Groundwork • EPRP for each dam with community emergency contacts • Trigger Action Response Plans detailing responsibilities for catastrophic TSF failures • Identified evacuation routes and assembly points for employees, contractors, and communities • Community engagement and education on TSF awareness and emergency preparedness • Internal and external mock drills with affected communities • Memorandum of Understandings with Gift of Givers for humanitarian aid and local municipalities See Tailings management fact sheet, www.sibanyestillwater.com/ news-investors/reports/annual/; also see www.sibanyestillwater.com/ sustainability/environment/tailings-management/ SA region Our SA operations have 32 upstream TSFs (16 active), of which 26 are classified (according to GISTM) as having either a very high or extreme consequence classification. Upstream facilities do pose a higher risk than downstream, and thus require an increased level of management, as has been practised for decades in South Africa.(Note: due to specific geological or geographic conditions certain countries have banned upstream construction, e.g. Chile due to earthquakes, and Brazil due to high rainfall). OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 205

A new TSF, the Marikana pit TSF, is in the permitting phase with commissioning scheduled for 2030. This TSF will provide sufficient capacity for the remaining life of the current PGM operations. It has been designed as an impoundment, with a centreline embankment constructed initially using overburden, in line with international best practice. US region Our US PGM operations have three downstream TSFs (two active), two classified as extreme consequence and one as very high consequence. Approximately 50% of tailings are re-used for backfilling in underground mining operations; we continue to optimise underground backfill and minimise the volume of tailings stored in TSFs. East Boulder mine continued construction of the stage 6 TSF expansion. This is expected to increase site tailings capacity through to 2031. The proposed Lewis Gulch TSF at the East Boulder Mine received final regulatory approval in September 2024. The approval of Amendment 004 concludes ten years of planning, design, and permitting. Once constructed, the Lewis Gulch TSF will provide the East Boulder mine with an additional 12 to 14 years of tailings storage capacity. In 2023, the NGOs Earthworks and Trout Unlimited participated in reviewing the EIA for the Lewis Gulch TSF and a representative joined the East Boulder tailings review board's annual inspection. Furthermore, the East Boulder mine is committed to further studies of the feasibility of future filtered tailings. At Stillwater mine, design and permitting of a new TSF (Hertzler stage 4/5 TSF) is on track to be completed by 2028. In terms of risks for the US region, the volume of water stored on the Hertzler and East Boulder TSFs exceeds operational target volumes. While this does not alter the dam safety risk of the TSFs, it introduces some mid-range operational risks. Water removal initiatives are underway to reduce the volumes. Without such initiatives, new TSFs may be required sooner than anticipated, potentially increasing costs. AUS region Century operations The Century TSF is an upstream TSF that is being re-mined for reprocessing, essentially rehabilitating for value with the resultant tailings deposited in the original Century open pit. The capacity of the pit is sufficient and there are no requirements for additional TSFs. Once depleted, the footprint of the existing TSF is to be rehabilitated as part of mine closure. Mt Lyell Mt Lyell has one TSF, Princess Creek, a downstream TSF with an engineered earth embankment. It will be used on the re- commissioning of operations. If required, the embankment will be raised in accordance with the original design and permit conditions. Future focus for TSFs In 2025, we will shift our focus to ongoing review and improvement, closing out existing ITRB recommendations, and conducting group- wide dam safety and ITRB reviews. Summary of waste streams 2024 Material (tonnes) Total 2024 US PGM EU region AUS region SA PGMs SA gold Total 2023 Total 2022 General waste to landfill 59,154.3 5,438.1 294.0 27,805.1 11,389.0 8,790.0 29,298.0 41,025.1 Hazardous waste to landfill 35,724.5 81.1 244.3 96.0 35,141.0 81.0 46,764.7 30,426.5 General and hazardous waste incinerated 243.2 23.3 64.0 62.7 22.0 48.0 437.2 25.9 General waste recycled, reused and refurbished 237,944.0 2,999.5 132.0 38.0 106,116.0 125,659.0 135,038.5 122,072.9 Hazardous waste recycled, reused and treated 5,490.9 0.0 208.0 7.9 2,819.0 2,456.0 45,828.7 42,454.4 Percentage general waste recycled, reused and refurbished 80.1 35.5 31.0 0.1 90.3 93.5 82.2 74.8 Percentage hazardous waste recycled, reused and refurbished 13.2 N/A N/A 0.0 7.4 N/A 49.3 58.2 Tailings storage facility deposition (Mt) 39.7 0.8 N/A 0.0 32.6 5.5 41.5 41.3 Tailings deposition into pits (Mt) 10.5 0.0 N/A 6.6 0.0 3.9 10.1 3.9 Waste Rock/DMS deposition (Mt) 2.6 0.4 N/A 0.0 1.8 0.0 3.1 3.4 Total mineral waste 51.5 1.2 0.0 6.6 34.4 9.4 54.7 48.7 Retreated mineral waste from waste-rock 2.0 0.0 N/A 0.0 0.0 2.0 2.5 2.9 Retreated mineral waste from tailings dams 22.4 0.0 N/A 6.8 15.6 0.0 21.8 16.0 Waste intensity (total waste/total mineral waste) 0.007 0.006 N/A 0.0 0.004 0.009 0.005 0.005 Note: Waste figures for Reldan are excluded from the table above 12.5 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 206

BIODIVERSITY –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Sibanye-Stillwater subscribes to the principles of no net loss and net gain. We recognise that biodiversity is a dynamic field, and we note the relevance to the UN 2030 agenda for Sustainable Development. We have continued with our concurrent rehabilitation commitments as the first step to enhance biodiversity around our facilities. SA region In the SA region, the University of Free State's Ecological Engineering team completed a baseline review of all regional biodiversity action plans (BAPs) and environmental management programme report commitments. The ongoing development of BAPs has identified gaps and opportunities for improvement across various regions. We are party to a strategic initiative to address nature loss in the Magaliesberg Biosphere Reserve (which includes the Cradle of Humankind World Heritage Site), near our SA PGM operations. This collaborative effort, which follows global best practices, aims to have a regional impact beyond direct mining operations. The project will proceed in several phases and involve multiple stakeholders. US region For 2024, biodiversity activities included progressive rehabilitation such as topsoil placement and revegetation of the East Boulder TSF embankment slopes. Biomonitoring of aquatic communities in the Stillwater River and East Boulder River occurs annually and continues to demonstrate the US PGM operations’ leading practice of protecting the health and vitality of these headwater streams as demonstrated by no measurable long-term impact to the fish, invertebrate and plant species that inhabit these rivers. Recently, the North American wolverine was listed as threatened under the Endangered Species Act. Critical wolverine habitat occurs near the East Boulder mine on land that the Group manages. The federal regulatory agencies completed a biological assessment in 2024 that concluded future project development at the East Boulder mine is not likely to adversely affect the wolverine population. Other biodiversity activities included invasive weed control and monitoring. EU region Keliber lithium project As per the permit directives, the Keliber lithium project is implementing a biodiversity management plan (BMP) to monitor and protect various species. Biodiversity monitoring programmes of coastal waters, air quality, and noise in the Kokkola industrial area are in place. The programmes also include groundwater monitoring and a five yearly bioindicator survey. AUS region The Mt Lyell feasibility study team commenced with a biodiversity assessment against the requirements under Australia's Environmental Protection and Biodiversity Conservation Act (1999) (EPBC Act). Additionally, the study team will conduct the necessary studies for state-level environmental approvals in Tasmania. See Biodiversity management fact sheet, www.sibanyestillwater.com/news-investors/reports/annual/ Riverine ecology We conduct biomonitoring across all operations to determine our impact on riverine ecology. Biomonitoring includes monitoring of water quality, habitat (vegetation, stones, mud, etc) and aquatic life. Findings are submitted to the relevant authorities. Wetland assessments continued and these assessments involve the integration of several indicators to evaluate the state of the wetland as compared to expected baseline conditions. 15.3.1, 15.5 Integration with stakeholders We participate in catchment management forums and we offer support to the Department of Water and Sanitation. Our site- specific biodiversity action plans are developed in collaboration with local communities. (See Biodiversity management fact sheet for more on integrated catchment initiatives with stakeholders). We promote awareness around biodiversity (internally and externally) through local and international platforms. HERITAGE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Sibanye-Stillwater has 851 heritage sites across the SA and US regions, including grave sites, iron age and stone age archaeological finds, and historical mine buildings. The frameworks to which we subscribe (e.g. ICMM, the WGC, and the UNGC) further supports the role industry play to protect cultural heritage. SA region Our heritage site inventories for the SA region use location mapping and are integrated with our geographic information system (GIS). See www.sibanyestillwater.com/sustainability/heritage/introduction/ In 2024, we met legal and strategic requirements for heritage resource management by: • monitoring the status of fencing and demarcation of heritage sites • monitoring and maintaining the accessibility of heritage sites • maintenance and cleaning of heritage sites (e.g. vegetation clearance) • finalising our heritage management plans for both the SA gold and PGM operations • finalising the Heritage audit reports • compliance with chance-find protocol Sibanye-Stillwater’s vision to create sustainable post mining economies resulted in a research study that deals with exploring all possibilities related to proactive engagements, initiatives and activities for a sustainable Far West Rand. The study’s primary focus is to determine the heritage and tourism potential with the option to create a centralised Far West Rand mining heritage and educational hub. The outcome of phase 1 was presented to internal and external stakeholders and was well received. Phase 2 of the study is planned for the 2-25/6 period. US region In the US region, known heritage sites were re-evaluated during the environmental and social impact assessment for the East Boulder Mine new tailings and waste rock facilities. Mitigations for potential impact to these sites were developed in collaboration with the regulatory agencies in 2024 and include a commitment to: 1) conduct an ethnographic study for the East Boulder River drainage 2) conduct additional field assessments and documentation of historic cultural heritage sites related to homesteading and mining in the late 1800s and early 1900s. EU region In Finland, protection of heritage sites is part of the EIA, which we completed for the Syv&auml;j&auml;rvi mine, Kokkola Lithium refinery, P&auml;iv&auml;neva concentrator and Rapasaari mine. The only antiquities identified were ancient tar pits located at the P&auml;iv&auml;neva concentrator and Syv&auml;j&auml;rvi mine areas. Our construction and mining development took this into consideration, and these sites are protected. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 207

AUS region Heritage sites at Century are documented and preserved pursuant to legislative requirements and the Gulf Communities Agreement (by which benefits of mining are shared with the traditional owners of the land). We also have a site-specific cultural heritage management plan to ensure compliance to the Gulf Communities Agreement. At Mt Lyell we have 29 heritage sites and management approaches are already in place in accordance with the Copper Mines of Tasmania Agreement. LAND MANAGEMENT Land management has two aspects to it: environmental and socioeconomic. The below deals with the environmental implications of our land management activities. For detail on how these activities relate to local economic development and socioeconomic development more broadly, see People: Socioeconomic Development: Leveraging land for impact, page 161. Managing our footprint and closure liability As legislated for, Sibanye-Stillwater sets aside funds (held in funded trusts and/or in the form of guarantees) for rehabilitation of the operations on closure, providing assurance to authorities that we will fund rehabilitation, according to the closure and rehabilitation plan. Land under Sibanye-Stillwater management (2024) Total AUS US Region EU SA PGMs SA gold Total land disturbed by waste rock and stockpiles (ha) 2,350 1,170 31 N/A 686 463 Total area covered by tailings (ha) 5,258 398 144 N/A 2,799 1,917 Total land area protected (ha) 0 0 0 0 not applic able not applic able Total land rehabilitated (ha)1 389 317 49 0 0 23 1 SA gold operations total land rehabilitated – still in care and maintenance phase SA region As of 2024, Sibanye-Stillwater owned 47,015 hectares of land around our SA gold operations and 16,876 hectares of land around our SA PGM operations. Our footprint-reduction programme to sustainably close mining is a vital component for reducing our total gross closure liability, which as at 31 December 2023 was R12.7 billion (2022: R13.9 billion). Of this, R6.9 billion (2023: R8.5 billion) was for the SA PGM operations, inclusive of the Marikana operations, and R5.8 billion (2023: R5.4 billion) for the SA gold operations. We continued with demolition of surface infrastructure, which includes the demolition of redundant buildings and shafts. The rehabilitation of sites is based on site-specific rehabilitation plans, which are aligned with each operation’s closure and rehabilitation plan. US region Total land under management at our US PGM operations is 1,089 hectares. In 2024, we continued a multi-year project for closure of the Nye TSF. To date, approximately 70% of the 16-hectare impoundment has been capped with waste rock; closure of the Nye TSF is scheduled for completion by 2026. AUS region The Century operations submitted a progressive rehabilitation closure plan in July 2024 to meet its statutory obligations. This plan sets out binding rehabilitation targets that must be achieved and remains under assessment by the regulator. Closure liability3 SA region Gross liability R million Cash funded R million Guarantee Funding R million SA gold operations1 5,848 3,433 2,920 SA PGM operations 6,869 789 5,169 Total SA operations 12,717 4,222 8,089 Closure liability3 US region Gross liability US$ million Cash funded US$ million Guarantee Funding US$ million US PGM operations2 73 0 0 Reldan N/A N/A N/A Total 73 0 0 Closure liability3 EU region Gross liability € million Cash funded € million Guarantee funding € million Sandouville nickel refinery 11 0 0 Keliber lithium project 2 0 0 Total 13 0 0 Closure liability3 AUS region Gross liability A$ million Cash funded A$ million Guarantee Funding A$ million Century 170 0 186 Mt. Lyell 33 0 6 Total 203 0 192 1 Numbers exclude DRDGOLD 2 Our financial assurance for the liability is in the form of surety bonds held by various insurance companies. None of the assured funds are held in cash, trust funds, or other corporate guarantees 3 Represents unscheduled gross closure cost and guarantee funding excludes 2024 top-up guarantees 15.3.1 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 208

FUTURE FOCUS ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– GROUP • To continue implementation of the TCFD recommendations and update our financial risk registers with findings • Review Group scope 3 inventory and onboarding acquisitions • Drive long-term water stewardship maturity at Sibanye-Stillwater by completing water stewardship maturity assessments at 8 out of 14 operations in 2024, and complete the remaining 7 operations in 2025 • Decarbonise in line with our 2030 GHG emissions reduction target AUS REGION • Properly made application associated with Century's progressive rehabilitation closure plan • Support Queensland Land Court ERC appeal process and subsequent ERC application to achieve favourable outcome for the business • Complete SED3, SED10 and Page Creek Level flood compliance design improvements and execute associated earthworks by November 2025 • Complete waste rock dump investigation report for the Department of Environment, Tourism, Science and Innovation by end of Q1 2025 • Drive compliance water management rectification earthworks • Drive disturbance footprint reduction programmes that can provide economic and compliance benefits to operation • Complete close-out report for tailings storage facility rehabilitation trial EU REGION • Develop best in class water management at the Keliber mine site • Develop robust decarbonisation plan for all EU region sites SA REGION • 407MW of renewable energy projects in construction • Completion of a surface rock dump rehabilitation strategy • Completion of rehabilitation plans for specific tailings storage facilities, and demolished areas for rehabilitation • Improvement on legal compliance, with a review and update of closure specific legal obligations • Conduct ICMM Water Stewardship assessments for SA region with phased execution of priority action plans • Undertake Biodiversity LEAP (Locate, Evaluate, Assess, Prepare) assessments aligned with TNFD • Review waste management inventory, set regional waste targets and approve waste mitigation strategy • Complete Climate Change Risk Profiling aligned with TCFD work undertaken in 2024 • Develop and approve carbon neutrality roadmap for SA region • Phase 1 of regional water strategy complete, with Phase 2 underway in 2025 US REGION • Long-term strategy for mineral waste: permitting of new tailings and waste rock storage facilities • Reduce purchased water by developing a production groundwater well for the Columbus smelter • Complete capping and closure of the Nye tailings storage facility • Complete all water stewardship assessments for US region • Reldan: Work on scope 3 efforts; Achieving zero landfill milestone by increasing the possible materials that can go to recycling or waste to energy; Continuing decarbonisation efforts; Completing the water stewardship maturity assessment OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION PLANET: MINIMISING OUR ENVIRONMENTAL IMPACT continued IR – 209

GOVERNANCE IN SUSTAINABILITY COMMITMENT TO SUSTAINABILITY –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– According to Section 72(4) of the Companies Act, the Social, Ethics and Sustainability Committee is obliged to oversee social and environmental contributions (or detriments). See Detail on board committees, page 253. Our Chief Sustainability Officer (CSO) reports directly to the CEO and is responsible for the development of the sustainability strategic framework and, among other things, developing the sustainability scorecard, which provides us with an objective measure on our progress on sustainability metrics. The key aspect of the Sustainability scorecard informs the long-term incentive (LTI) plan for senior management. The sustainability component of the LTI plan is 20%. The sustainability scorecard consists of various targets that fall under the sustainability themes of Planet, People, and Prosperity. See Remuneration report, page 244. Achievement across the targets are reported quarterly to the Social, Ethics and Sustainability Committee. Progress is also reported in this report and is periodically reviewed by the regional management committees. The responsibilities and accountabilities for implementation, operationalising, and maintenance of the sustainability programmes and delivery against the sustainability strategic framework are with the chief regional officers, and their sustainability management teams. We use independent third parties to audit and certify our sustainability credentials. Assurance activities, include self- assessment reviews, internal audit processes and third-party assurances. The sustainability standards and codes we subscribe to are fit for purpose in the evolving context. Our sustainability-related policies and position statements are developed in alignment to international standards, and in consultation outside experts where needed. Annual refresher training of our employees includes sustainability- related aspects of environment, safety, health, human rights, and work-related policies. Sustainability training and development programmes and thought leadership sessions are available to the business. The responsibilities and accountabilities for implementation, operationalising, and maintenance of the sustainability programmes to deliver against the sustainability strategic framework are with the chief regional officers, and their sustainability management teams. There are currently no material sustainability compliance issues to highlight at Group level; and there were no material or repeated regulatory penalties, sanctions or fines for contraventions of, or non- compliance with, statutory obligations in 2024. See Policies and position statements, www.sibanyestillwater.com/ sustainability/reports-policies/ and www.sibanyestillwater.com/ about-us/governance/; See Definitions for sustainability/ESG indicators, www.sibanyestillwater.com/news-investors/reports/ annual/ ICMM (International Council on Mining and Metals) The ICMM mandates members (of which we are one) to implement its Mining Principles and Performance Expectations at asset level. It also requires that we use the GRI Sustainability Reporting Standards to publicly report on our sustainability performance and that third party assurance must be obtained. We adhere to these requirements and our asset level disclosure against the ICMM requirements are available in Supplementary disclosure Sibanye- Stillwater’s ICMM self-assessment for 2024; www.sibanyestillwater.com/news-investors/reports/annual and see Sustainability content index, www.sibanyestillwater.com/news- investors/reports/annual/ Extractive Industry Transparency Initiative (EITI) The EITI has found Sibanye-Stillwater to be aligned with its criteria, https://eiti.org/documents/2023-assessment-eiti-supporting- companies. For disclosure against the supporting companies EITI expectations, see Sustainability content index, www.sibanyestillwater.com/news-investors/reports/annual/ UNGC (United Nations Global Compact) We participate in the UNGC, by which we communicate our impact against the UNGC principles and report against the UN SDGs. Due to our participant status with the UNGC, all employees can access its online academy on sustainability matters. We participated in the various available UNGC accelerators and youth innovators programmes. World Gold Council (WGC), Responsible Gold Mining Principles (RGMP) Using the equivalency benchmark between the WGC’s RGMPs and the ICMM’s Mining Principles and Performance Expectations, Sibanye-Stillwater was assessed by an external assurance provider and found compliant to the RGMP. See www.sibanyestillwater.com/about-us/governance/ In accordance with the WGC public disclosure requirement on gold trade transparency, our gold from our SA region’s operating mines is delivered to Rand Refinery (Pty) Limited, with its registered address at Refinery road, Industries west, Germiston, 1400, South Africa. See www.sibanyestillwater.com/about-us/governance/ International Platinum Group Metals Association (IPA) IPA and IRMA The IPA is a non-profit association for companies in the PGM industry. The IPA’s Sustainability committee encourages primary producers to assess themselves against the Initiative for Responsible Mining Assurance (IRMA). IRMA is a multi-stakeholder entity that offers independent, third-party assessments of industrial-scale mines, thus assuring for responsible mining. During 2024, the Rustenburg and Marikana operations (SA PGM) completed a stage 2 audit against the IRMA’s standards. The Rustenburg operations onsite testing, which will include Kroondal following the conclusion of the acquisition is scheduled in 2025. The Marikana operations has opted for the corrective action period, following stage 2 of the IRMA audit. We are on track to complete the IRMA verification process for all our SA PGM operations during 2025. Due to the decline of the PGM basket price and cost reduction programmes required to sustain our business, the East Boulder and Stillwater operations have deferred the IRMA audit. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 210 SUSTAINABILITY EMBEDDED AS THE WAY WE DO BUSINESS

International Organisation for Standardisation (ISO) Our South African, US (including Reldan), and EU operations, are certified as per ISO 14001 (Environmental management) and 45001 (Occupational health and safety). Reldan and Keliber are ISO 9001 certified (Quality). Group ICT achieved full ISO 27001 (information security) certification in 2023. With ISO 27001:2022 released to the market, Group ICT is working on completing the gaps from the 2013 version. Sandouville is compliant with ISO 50001 (Energy management) since 2023. ISO 17025 The PMR laboratory, as well as Reldan, has ISO/IEC 17025:2017 (the international standard for testing and calibration laboratories) accreditation for the analysis of impurities in pure rhodium, ruthenium sponge and PGMs in refinery effluent. The PMR laboratory is one of the few in the world that can analyse 31 impurities in pure PGMs by SAFT (spark analysis for trace elements). It is also one of the few that is ISO/IEC 17025:2017 accredited to analyse impurities in all five PGMs (Pt, Pd, Rh, Ru and Ir). The ability to deliver trusted results in any lab is critical; which is what ISO/IEC 17025:2017 assures for as the global standard for laboratories. Task Force on Climate-related Financial Disclosures (TCFD) In 2023, we conducted a TCFD reporting gap analysis that included scenario modelling climate-related risks (both physical risks and transition risks). The report quantified climate-related risks on free cash-flow forecasts and what the likely financial impacts of these risks would be, giving us a baseline for future disclosures and other frameworks, such as the ISSB’s IFRS S2 climate-related disclosures. See Climate change supplement and the Sustainability content index www.sibanyestillwater.com/news-investors/reports/annual/, see also our CDP disclosure. 13.1 NYSE and JSE The NYSE and the JSE provides best practice guidelines for sustainability reporting; these guidelines encompass the GRI, ISSB S1 and S2, and the SEC’s climate-related disclosure rule, which is based on TCFD guidelines. Our TCFD reporting gap analysis, mentioned above, positions the business to comply with the SEC climate-related disclosure rule, further ensuring our robust climate-related reporting. We note that the SEC withdrawn its legal defence on the SEC climate-related disclosure rule and the implications of this is yet to be determined. GRI In early 2024, the GRI launched its updated mining disclosure standard, effective in 2025. This standard aligns with existing GRI standards but introduces site-specific requirements, which will mean enhanced detail in our integrated reporting data tables and impact report. King IV report The JSE requires Sibanye-Stillwater to disclose and apply the principles of King IV, which sets the standard for corporate governance in South Africa. King IV emphasises sustainability, advocating for a stakeholder-inclusive approach, ethical leadership, and responsible corporate citizenship. Sibanye-Stillwater has aligned itself with King IV and publicly documents its commitment to these requirements. See application of King IV principles in 2023, www.sibanyestillwater.com/news-investors/reports/annual/ Changing standards landscape Sibanye-Stillwater subscribes to multiple voluntary standards, frameworks and codes. Sibanye-Stillwater (and the mining industry in general) welcomes the consolidation of standards, such that they are simpler, serve the needs of stakeholders, and set a high bar for responsible mining. Reporting standards Encouragingly, the International Sustainability Standards Board (ISSB) is promoting a global baseline for sustainability reporting, and has announced its interoperability with the European Sustainability Reporting Standards (ESRS). Meanwhile, the ESRS is endeavouring to avoid double reporting for companies applying IFRS and GRI standards. The Group is part of the South African early-adopters roundtable discussions hosted by IFRS. The Australian Accounting Standards Board has voluntarily adopted ASRS S1 (which aligns to ISSB S1) and mandated the climate-only standard. This will affect Sibanye-Stillwater in the 2025 financial year. Sibanye-Stillwater has adopted the GRI and we will progress towards ISSB S2 as our climate-related disclosure processes mature. Consolidated mining standard initiative The Consolidated Mining Standard Initiative (CMSI) is a collaboration between the Copper Mark, the ICMM, the Mining Association of Canada (MAC) and the WGC to consolidate different mining standards into one global standard. The proposed standard is to be overseen by an independent, multi-stakeholder board and underpinned by a robust assurance and audit process. For Sibanye- Stillwater it will bring cost savings between assurance processes for WGC and ICMM, and also offer a consolidation of leading practices. 16.10, 17.14 Awards and recognition Sibanye-Stillwater was again included in the FTSE4Good Index Series, achieving an 85th percentile ranking in the industry classification benchmark super sector for basic resources, surpassing both industry and sub-sector average scores in the main ESG pillars. We were also included in the S&P sustainability yearbook. In 2024, Sibanye-Stillwater won the SAB/ESG Africa awards by winning the Beyond Large-Scale Champion category. This award celebrates organisations that have successfully embedded sustainability into their business models and practices, with a significant and measurable impact. 12.6, 17.16 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION GOVERNANCE IN SUSTAINABILITY continued IR – 211

DUE DILIGENCE: METAL SOURCING ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Responsible sourcing Sibanye-Stillwater has a comprehensive internal management system for supply chain due diligence in the sourcing of metals; with governance provided by the Responsible sourcing committee. The committee oversees the responsible sourcing of PGMs, nickel and gold. It assesses our supply chain due diligence and approves counterparties. Our Responsible sourcing framework commits Sibanye-Stillwater to not use suppliers if preliminary assessments indicate serious human rights abuses, money laundering, financing armed conflict, or fraudulent misrepresentation of the origin of minerals. Due diligence of metal supplying counterparties are assessed against the framework and presented at Responsible sourcing committee meetings. Our Responsible sourcing of metals policy is aligned to the requirements of the London Metals Exchange (LME), the London Platinum and Palladium Market (LPPM) and conflict free gold standard. We are members of the International Lithium Association’s (ILiA) Responsible Production and Sourcing Subcommittee and contributed to developing the ten principles of their member commitments. Currently, there are no specific compliance requirements expected; if this changes we will update our compliance programme. Note: Century operations does not require responsible sourcing assurance given that they do not use third-party metals. See www.sibanyestillwater.com/about-us/governance/ London Metals Exchange (LME) In June 2024, we submitted our responsible sourcing Red flag self- assessment questionnaire to the LME. In July 2024, they informed us that our nickel brand must comply with a Track A audited submission. This requirement arose due to a red flag in our Red flag assessment regarding the transport of nickel through Zimbabwe, a high-risk country. The GalliCam project in Sandouville and the termination of a key supply contract with our nickel supplier by 31 December 2024, will affect our status as an approved LME listed brand. For now we remain on the approved LME brands list. Nickel cathode production at Sandouville will cease in H1-2025. If the plant conversion at Sandouville to produce pCAM proceeds, we will not need to adopt a recognised standard for the pCAM product. We will comply with the Sibanye-Stillwater responsible sourcing framework for Nickel pCAM. Conflict free gold standards (CFGS) The Group has engaged an external assurer for a limited assurance review regarding the requirements of the Conflict-Free Gold Standard (CFGS) and the Responsible Platinum/Palladium Guidance (RPPG). According to CFGS requirements we have performed due diligence on two potential toll treating counterparties. London Platinum and Palladium Market (LPPM) A reasonable assurance review in terms of the LPPM RPPG (Responsible Platinum/Palladium Guidance) for the period FY2023 was concluded in March 2024 and we remain on the London Good Delivery List of Acceptable refiners for Platinum and Palladium. See www.sibanyestillwater.com/sustainability/ Business relationships Due process is followed with regards to those business relationships where our normal management controls do not apply (e.g. Mimosa). In the case of Mimosa, a technical committee (which includes technical experts from the managing partner, from Sibanye- Stillwater, and board members from both) meets quarterly. The outcome of the technical committee sessions feeds into the quarterly Board meetings through the technical committee chair. These sessions cover safety, health, environmental, climate change, and labour-related matters. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION GOVERNANCE IN SUSTAINABILITY continued IR – 212 Syv&auml;j&auml;rvi borrow-pit – Keliber lithium project

REWARDING DELIVERY Remuneration report 214 Part 1: Background statement 216 Part 2: Remuneration policy 219 Part 3: Implementation report 231 IR – 213 Industrial sector end-uses for platinum include a wide range of electrical/electronic applications and restorative dentistry. It is widely used in electronic components owing to its properties of high electrical conductivity and durability.

REMUNERATION REPORT REMUNERATION AT A GLANCE Our remuneration philosophy and framework is designed to drive sustainable superior value creation by aligning executive and employee rewards with Sibanye-Stillwater’s strategic objectives and long-term performance. Key principles include: • Pay for performance – rewarding individuals who contribute meaningfully to our purpose, strategic priorities, and financial and operational targets, ensuring that value creation is directly linked to measurable outcomes • Performance differentiation – recognising and rewarding exceptional performance to drive a high-performance culture, while ensuring appropriate pay progression across different levels of responsibility • Market-competitive and equitable pay – maintaining reasonable internal and external parity for comparable roles, ensuring we attract and retain top talent while promoting fair and responsible pay differentiation • Fair and responsible remuneration – upholding principles of fairness in remuneration while considering the complexities of global markets, stakeholder expectations, and practical business realities Remuneration policy changes for 2025 During 2024, in addition to its routine duties, the Remuneration Committee (the Committee) approved the following additions and changes to our Remuneration policy for 2025 • Ongoing deliberate focus on our Safety strategy and performance with a revised set of specific operational safety measures with appropriate weightings per region and operation • Adjusted the respective weightings of the Operational Delivery scorecard relative to the Strategic/Personal scorecard KPIs from 70/30 to 90/10 in the STI assessment to increase leverage towards operational outcomes delivery Summary of Remuneration policy Total guaranteed pay (TGP) Short-term incentives (STI) Long-term incentives (LTI) WHY [ our aim ] Attract and retain talent Drive operational and strategic performance Align rewards to long-term shareholder value WHO [ participates ] All permanent employees All permanent employees Vice Presidents (VPs) and above WHEN [ paid/ performance period ] Monthly Annual, with an eighteen-month deferral of a portion of the total STI Three-year vesting period WHAT [ is measured ] Market aligned (peer benchmarking) Operational and strategic delivery Sustainable shareholder value creation (Performance Conditions) HOW [ paid ] Cash (base salary and benefits) Cash and share-price-linked cash Share-price-linked cash Range and composition of total pay scenarios for the CEO and CFO (Executive directors)* Threshold # On-target Stretch Super stretch R0m R40m R80m R120m Threshold # On-target Stretch Super stretch R0m R20m R40m R60m Pay mix TGP STI (cash component) DSTI (deferred share-price linked component of STI) LTI Percentages in stacked bars may not add up to 100% due to rounding *Share-price linked remuneration (DSTI and LTI) values do not reflect possible gains or losses from share price movement # The threshold is the point at which performance falls short of earning an incentive. All incentive pay depends on achieving certain performance levels OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 214 100% 28% 24% 16% 32% 16% 18% 28% 38% 15% 17% 25% 43% 100% 32% 24% 16% 29% 19% 19% 28% 34% 17% 17% 26% 39% % of TGP CEO CFO Percentage of total votes voted ‘For’ remuneration- related resolutions at the 2024 AGM Remuneration policy Implementation report Non-executive directors’ fees residing in Africa Non-executive directors’ fees residing outside Africa 98.2% 74.9% 96.9% 98.2%

Policy adjustments implemented in 2024 The Remuneration Committee oversaw implementation of the following policy adjustments during 2024, as disclosed in our previous year’s report. • The LTI awards were made in March 2024 without an‘on-award multiple’ being applied to reflect personal performance scores • No new entitlements to receive Matching share unit awards were granted after 1 April 2024 pursuant to the update of the Minimum shareholding requirements (MSR) plan rules • The Remuneration recovery policy, which allows for the clawback of overpaid remuneration due to financial misstatements, came into effect but was not applicable for the year under review as there were no financial misstatements that caused overpayment of remuneration Total remuneration for executive directors and prescribed officers* excluding termination benefits#– aggregated (R000) Salary* Pension scheme total contributions Cash bonus accrued Accrual of forfeitable share award Other cash payment Conditional share proceeds Other benefits Total single figure of remuneration 2024 91,083 10,072 67,446 44,966 3,431 18,605 2,507 238,110 2023 82,223 9,397 47,225 30,416 2,795 57,299 2,303 231,658 Year on year variance 2.8% * During 2023, there were nine prescribed officers for the full year, while one former prescribed officer was remunerated for fewer than eight months of the year. This compares to 10 prescribed officers for the full year during 2024 # For full disclosure of the Total remuneration, including termination benefits, refer to page 249 of this report STRUCTURE OF THE REMUNERATION REPORT ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– This report is presented in three parts, which accords with King IV specifications PART PART PART BACKGROUND STATEMENT See pages 216 – 218 REMUNERATION POLICY See pages 219 – 230 REMUNERATION IMPLEMENTATION See pages 231 – 251 Background to our activities during 2024 and our approach going forward Details on our current and amended remuneration practices, and the main elements of executive pay for the 2025 cycle, based on our remuneration philosophy Our application of the remuneration policy and practices for executive directors and prescribed officers since the last report, and disclosure of fees paid to non-executive directors OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT continued IR – 215

PART BACKGROUND STATEMENT Dear shareholders Following a marginal missed vote of 25.1% “Against” the Remuneration implementation report by shareholders who voted at last year’s AGM and despite a very supportive vote of almost 97% “For” the Remuneration Policy report, we undertook extensive steps to engage on these matters with dissenting shareholders as well as with major shareholders (representing 45% of shares held) in order to better understand the disconnect between these outcomes, irrespective of how they had voted. Accordingly, following the various comments and concerns raised, the Committee undertook a further review of the Group’s pay structures and considered adjustments to address these concerns. We are optimistic that the changes, including some further improvements to our remuneration-related disclosures, will meet our shareholders’ approval. Aligning pay with shareholder value creation During the year under review, previously approved refinements to the Long-Term Incentive (LTI) policy were implemented. These changes were designed to ensure that award outcomes more accurately reflect the Group’s long-term value drivers and to reduce the potential for short-term market volatility to unduly influence the granting or vesting of share-based awards. Notwithstanding these refinements, no structural remuneration adjustments were made to the policy during the year. The Committee remained confident that the Group’s performance-related pay mix – being more biased towards variable pay with somewhat lower comparable guaranteed pay – continues to support the execution of our long-term strategy. The approach is deliberately structured to deliver greater reward in years of strong performance and more moderate outcomes during commodity downturns, reinforcing the link between executive pay and sustainable stakeholder value creation. In support of this commitment, a detailed benchmarking review was commisioned across the C-Suite. The aim was to ensure that total remuneration remains competitive and fit-for-purpose across the global jurisdictions in which Sibanye-Stillwater operates. As a dual-listed multinational with a growing international footprint, the Group competes for executive talent across diverse labour markets. Using Deloitte’s proprietary ExecEval™ methodology, the benchmarking drew on data from 37 mining sector comparators and was tailored to role-specific and jurisdictional realities. The analysis confirmed that the Group’s executive pay positioning is broadly competitive across relevant markets. While no changes were made in this cycle, the analysis did highlight that the LTI opportunity levels for some roles are below reasonable market benchmarks. These insights will inform a broader review of our variable pay design in 2025. The Committee continues to focus on retaining and rewarding critical skills essential to delivering our strategy. A differentiated and market- informed approach to pay reviews ensures alignment with our long-term objectives and the sustainability of our leadership pipeline. Deductions from variable pay awards The goal of a 20% improvement in the Fatal Injury Frequency Rate (FIFR) when comparing the rate in 2024 to the average FIFR experienced over the previous three years was achieved at Group level and in all regions. This represents an ongoing fulfilment of a challenging trajectory for Sibanye-Stillwater to achieve FIFRs in line with the average ICMM member and to experience safety and injury rates at similar levels that are no worse than those experienced by most other mining operations, many of which have inherently lower levels of danger including mechanised opencast operations. The Group experienced a 2024 FIFR of 0.051, compared to the prior three-year average of 0.077, whereas the ICMM members’ average FIFR has reportedly been around 0.015. At the divisional level, those operational divisions within South Africa that did not achieve a 20% improvement or had a regression year-on-year in their specific FIFR had a proportionate deduction made to their STI scores in accordance with the Fatalities recognition formula. No other deductions for ESG factors were made from variable pay awards at a Group level. Remuneration Committee activities Summary of activities in 2024 Beyond the routine governance and approval items included in the Committee's annual work plan, the following issues were also addressed: • Reviewed alternative remuneration benchmarking methodologies and resolved to apply the approach used by Deloitte’s remuneration unit as the most suitable methodology for the Group • Concluded that no ESG and malus deductions were warranted from deferred STI payments and LTI award vestings pursuant to the cyberattack • Applied the criteria for reviewing fatalities which indicated that, given the 2024 FIFR had improved by 34% over the prior three-year average and that this was in excess of the 20% improvement target, no deductions should be made from STI payments for executives for the 2024 review • Undertook a benchmarking review of non-executive director fees. The results indicated the levels remain appropriate with the exception of the lead independent director (LID) fee • Reviewed the appropriate pay structure for the Chief Technical and Innovation Officer (CTIO) following his relocation to the United States • Determined the pay structure for the CEO Designate with reference to the appropriate benchmark reference point • Determined the termination payments for the mutual separation agreement with the Chief Commercial and Development Officer OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 216

Non-binding advisory votes As in prior years, shareholders will be given the opportunity to vote on two separate non-binding advisory resolutions at the forthcoming AGM on 29 May 2025. Resolution number 11 will be in respect of the Remuneration policy report (Part 2 of this Remuneration report), and Resolution number 12 will be in respect of the Remuneration implementation report (Part 3 of this Remuneration report). In the event that either or both are voted against by more than 25% of entitled voting rights exercised by shareholders, Sibanye-Stillwater commits to engage with dissenting shareholders to understand their objections and concerns, implement measures in an attempt to address legitimate and reasonable objections and concerns, and provide comprehensive disclosures in this regard in next year’s Integrated report. Addressing shareholder concerns on remuneration raised in 2024 Our improved Remuneration policy report garnered significant support at the AGM in 2024 with a voting outcome of 96.8%, although our Remuneration Implementation report narrowly missed the 75% approval threshold. Following this outcome, a structured engagement approach was undertaken to solicit and address concerns. A market/SENS announcement invited shareholder feedback, but responses were minimal. A review of voting registers via Strate provided limited insights, covering only 1% of total shareholding. To ensure meaningful engagement, personalised letters were sent to the top 10 shareholders (representing nearly 50% of total shareholding) and proxy advisors (ISS and Glass Lewis), regardless of their voting stance, requesting an engagement with them. This proactive outreach reflects the Board’s ongoing commitment to transparency, shareholder engagement, and governance best practices. The table below provides an overview of the main points arising from subsequent shareholder engagements as well as points raised by proxy advisors, together with a summary of our responses. Shareholder concerns and feedback 1 A concern was raised about the appropriateness of CEO pay levels and general market competitiveness of some executives We will continue to monitor market positioning closely. In 2025, our focus will be on benchmarking. We have maintained our established policy of awarding TGP increases solely based on cost-of-living adjustments in 2025. The Remuneration Committee will determine an appropriate pay level for the incoming CEO, ensuring it aligns with industry benchmarks. An independent benchmarking review, conducted by Deloitte using both their proprietary ExecEval system as well as role-specific benchmarking, confirmed that the CEO pay is within fair and competitive market ranges, reaffirming competitiveness of TGP for 2024. As a result of the policy adjustments that were effective in 2024, which removed the on-award multiple from LTI awards, the pay mix for on-target performance and the gearing of pay to performance was confirmed to be substantially in-line with market norms. 2 A concern was raised (in particular by ISS) about the alignment of STI outcomes with financial performance of the Group Although the key KPI elements in the STI scorecard remain the same for now, the decision to increase the weighting for the delivery of operational results from 70% to 90% for determining STI performance in 2025 – with the personal/strategic scorecard weighting reducing from 30% to 10% – places a greater emphasis on key operational and business factors that drive the Group’s financial performance. Besides this change, we will be undertaking a further review of the balance between financial and operational KPIs both with the STI as well as between the STI and LTI elements of remuneration. While noting the concern related to awarding of high STIs during periods of weak financial performance, the Group’s philosophy and policy is that STIs should primarily reward management based on factors under their control that deliver value to shareholders. Since earnings are most significantly influenced by cyclical commodity prices and exchange rates, our focus for STI purposes is not on profit or share price performance but rather on safe production and development and managing unit costs which are a direct reflection of management’s operational performance. Performance on these measures underpins the financial performance of the Group by determining the Group’s competitive position on the global cost curve that sets a floor level for commodity prices. These measures feature prominently in the short term incentive performance framework. By contrast, it is the LTI plan which provides more direct exposure to the Group’s financial performance over an extended time frame and – at this level – aligns the interests of management with shareholders. Against that background, the Remuneration Committee has reviewed the arrangements for determining performance for STI purposes in 2025 and will be conducting a broader review of the performance management structure during the course of 2025 to establish whether further refinement of the balance between financial and operational factors needs to be applied with potential implementation to be applied in 2026 as warranted. SHAREHOLDER CONCERNS/QUERIES RESPONSES CONSIDERED IMPLEMENTATION OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 1 – BACKGROUND STATEMENT continued IR – 217 FOCUS AREAS FOR 2025 • Ongoing monitoring of fair and responsible pay principles across comparable cohorts of employees while continuing to promote our remuneration philosophy of competitive and non-discriminatory pay • Further review of market practices related to variable pay-for-performance and its effect on executive pay mix, ensuring alignment with competitive benchmarks • Consideration of the optimal balance between operational and financial factors in structuring the STI scorecards • Review implications of impending legislation for the Group’s approach to remuneration governance

3 A query was made about whether the Personal strategic delivery scorecard performance makes a disproportionate contribution towards STI outcomes The shift to a 90/10 operational/ personal split in 2025 with business delivery dominating the performance outcome addresses this concern. Leading the corporate strategy is a fundamental responsibility for the C-suite, and it is important to adequately recognise this role when determining performance for STI purposes along with the delivery of business results. Nonetheless, in light of some concerns expressed, the Committee has decided to reduce the weighting of the personal scorecard from 30% to 10% for the 2025 cycle. This change will place greater emphasis on achieving business results while still acknowledging executives for their contributions to the broader corporate strategy, which is vital for the long-term sustainability of the business. 4 The appropriateness of some high Safety KPI scores in the STI scorecard despite a continuing incidence of fatalities was raised as a concern A more stringent requirement has been imposed to avoid a deduction on STI, increasing from the previous requirement of 20% improvement over the three-year trailing average FIFR to 25% for 2025. In addition, the weightings for safety-related KPIs in the STI scorecard have now been differentiated by region reflecting the different levels of risk exposure per region. It is important to reward management for their efforts in improving safety risk management in operations, utilising both leading and lagging indicators. Despite the ongoing incidence of fatalities, significant reductions have been achieved in key safety risk indicators to ‘best ever’ levels for the deep level hard rock mining operations, justifying fair and reasonable safety score ratings. While fatalities are not a specific line item in the STI scorecard, it must be remembered that fatalities are accounted for using a modifier approach. If the FIFR for the year under review has not improved by at least 20% over the annual average FIFR from the prior three years then the operational scorecard outcome will be reduced by up to 30%. This was applied to the full extent for 2023, but there has been no deduction in 2024 given that the FIFR experienced was 34% better than the prior three-year average. In consultation with the Health and Safety Committee, the Committee has reviewed the approach to measuring and rewarding safety improvements through the STI scorecard. The aim is to encourage continued progress in our safety enhancement journey and to expedite the reduction of fatalities. Several changes have been adopted, which will be implemented in 2025 including raising the bar even further in terms of the assessment of FIFR experienced during the year. 5 A comment was made about a perceived limitation in the linkage of personal delivery to shareholder value creation (as captured in the Personal delivery scorecards) Further refinement in the evaluation of personal delivery by executives to strengthen the linkage with creation of value for shareholders and to capture those aspects of their leadership roles for which they are assessed and held accountable over and above the joint- accountability for the Group’s outcomes as measured by the Operational delivery scorecard. The corporate strategy endorsed by the Board is designed to optimise the Group’s relevance to future requirements in a dynamic external environment. This informs the choice of KPIs, and their weightings, in executive personal delivery scorecards. While recognising that there is room for continuous improvement in setting personal delivery objectives, the Board regards delivery by executives on their personal objectives as being critical to the positioning of the Group for sustained value creation for shareholders. The chosen KPIs in their scorecards represent the key factors for the top executives to be focused on through the year in their leadership roles in order to drive the success of the business. Over and above the joint-accountability of the Group’s operational KPIs, they are then assessed and held accountable for the delivery on their personal and strategic leadership KPIs. SHAREHOLDER CONCERNS/QUERIES RESPONSES CONSIDERED IMPLEMENTATION Remuneration consultants During the initial part of the year, management made use of consulting services provided by remuneration experts at Remchannel (a subsidiary business of Old Mutual) to provide strategic remuneration advice. However, as the contract for management reward advisory services came up for renewal, a rigorous process of supplier selection was undertaken to ensure alignment with best-in-class reward governance practices. Following a competitive evaluation, Deloitte was appointed as the independent management reward advisory consultant from 1 October 2024 for the next three-year cycle. This appointment reinforces the Company’s commitment to maintaining a transparent, independent, and market-aligned reward framework that supports fair and competitive executive and senior management remuneration. The Remuneration Committee, separate from management, continues to engage with its expert remuneration advisor, Martin Hopkins: Head of Reward Advisory Services at Bowmans for additional advice. We are satisfied that these consultants are independent, objective, well-qualified, and suitably experienced for our purposes. Conclusion Based on thorough reviews conducted on an ongoing basis by the Remuneration Committee together with necessary refinements from time to time, we are confident that Sibanye-Stillwater’s remuneration philosophy and policies are appropriately suited to reward executive management fairly in respect of the value that they deliver to all stakeholders, and shareholders in particular. Appreciation Lastly, I would like to thank my Remuneration Committee colleagues for their assistance in ensuring that we devote proper attention to the key aspects of remuneration in the Group (both the development of policy and practice as well as its implementation) and that we deliver on our mandate appropriately. I also extend my thanks to the members of the management team for their hard work and dedication during another challenging year. We also acknowledge and appreciate those shareholders and proxy advisors who gave us constructive and candid feedback on our policies and practices. Tim Cumming Chairman: Remuneration Committee 25 April 2025 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 1 – BACKGROUND STATEMENT continued IR – 218

PART REMUNERATION POLICY This section includes an overview of the Remuneration policy as approved by the Remuneration Committee for the 2025 financial year. The policy, which was endorsed by almost 97% votes being in favour of the policy at the last AGM, has remained relatively unchanged year on year. Nonetheless, there are a few changes to the policy effective for 2025 which are set out in this section and are highlighted as follows: • Grandfathered the Minimum shareholding requirements (MSR) plan to participation already in effect at 1 April 2024 • Revised the Minimum Shareholding Requirements policy applicable to C-suite members requiring them to hold a specified target minimum shareholding within five years from 1 April 2024, or their date of appointment in a C-suite role • Refinement of the scorecards to be used for determination of STI awards in 2025 in order to better provide for KPIs of specific relevance to each of the regions as well as to provide greater weighting towards the delivery of operating results by increasing the operational component from 70% to 90% relative to the personal component which is reduced from 30% to 10% • Elevated the consequence of fatalities for variable pay by increasing the required improvement in FIFR for the year under review below the average FIFR of the prior three years from 20% to 25% to avoid a deduction from STI payments. Remuneration Governance Function of the Remuneration Committee The Remuneration Committee assists the Board in discharging its responsibilities for setting and administering the remuneration policy in line with the Group’s strategies, objectives and long-term interests. It has a particular focus on the remuneration of executive directors and prescribed officers (CxOs), while also considering the next layers of leadership. Our prescribed officers are members of the C-suite, which serves as the Group’s Executive Committee (Group Exco), constituting what King IV refers to as “executive management”. The Remuneration Committee also exercises oversight over the broader remuneration philosophy and practices, with particular reference to remuneration fairness and internal pay-parity. Composition and operation of the Remuneration Committee • There were two changes to the Committee’s membership during the year following the resignation of Savannah Danson on 11 March 2024 and the retirement of Nkosemntu Nika on 28 May 2024 we then had the appointment of Philippe Boisseau and Dr Elaine Dorward-King to the committee from 24 May 2024. See Detail about Board committees, page 253. • All members were independent non-executive directors in 2024. Non-independent directors can continue on the Committee in 2025, provided the majority of members remain independent. The JSE has granted dispensation for the chair to continue until the 2026 AGM, despite his reclassification to non-independent from 21 February 2025. These measures ensure continuity and effectiveness of the committee while preserving remuneration governance integrity until new succession plans are implemented • The Committee formally meets at least four times a year and reviews many resolutions via round robin, which are recorded at the next meeting. All meetings met quorum requirements, and member attendance is documented. We agree on an annual work plan that guides our agendas and focus areas for the year Attendees and independent consultants • In addition to Committee members, our meetings are typically attended by the CEO, the Chief People and Culture Officer (responsible for leadership development, culture, and talent), the CEO’s Chief of Staff (ensuring incentive remuneration aligns with strategic priorities), and the VP Group Total Reward (from 1 September 2024), with the Company Secretary handling administration. Executive management, who provide significant assistance to the committee, attend the meetings by invitation, but are recused from the meeting when their own remuneration is being discussed • Independent consultants include Martin Hopkins (Head of Reward Advisory Services at Bowmans) – who is appointed as an advisor to the Committee – and remuneration specialists from RemChannel, who were replaced by Deloitte following the change in strategic rewards advisory services provider from 1 October 2024. These advisors attend meetings to provide expert advice Terms of reference We are mandated through, and act on the basis of, the Remuneration Committee’s Terms of reference. (See www.sibanyestillwater.com/about-us/governance/) These Terms of reference are fully compliant with the principles and recommended practices of King IV. The Remuneration Committee is responsible for: • Considering and recommending the remuneration philosophy for all employment levels in the Group, with a particular focus on the remuneration of the Group Exco • Recommending to the Board the remuneration payable and conditions of employment for executive directors, and approving the remuneration payable to prescribed officers The Terms of reference did not change in any substantial manner during the year under review. Remuneration philosophy and strategic alignment Our approach to remuneration We emphasise collaboration and data-driven analysis to ensure our remuneration strategies align with legislative requirements and internal equity considerations. Our work includes engaging with stakeholders to improve pay disclosures, monitoring industry standards for compensation, and ensuring transparency in our reporting practices. Additionally, we will keep evaluating our employee compensation strategies to ensure fairness and competitiveness. These initiatives reflect our commitment to improving compensation fairness, and regulatory compliance. Given the imperative of employee morale, we are committed to not only pay fairly, but to provide evidence outlining our methods for doing so. In this regard, benchmarking and like-for-like comparisons are key. We collaborate with specialist consultants to produce such information, that transparently reveals our pay structures and the rationale behind them. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 219

However, although some mining assets are clearly superior to others (in terms of the potential for extraction of value), the success of a mining business strategically depends on the skills and application of its employees to deliver financial and shared value to all stakeholders. Furthermore, in order to drive and motivate exceptional performance, the financial stakeholders believe in the principle of sharing gains achieved on a basis that is fair and competitive. The consideration of fair and responsible pay is an inherent component of Sibanye-Stillwater’s remuneration philosophy, particularly in light of the diverse demographic of employees within the various jurisdictions in which the Group operates. In applying Sibanye-Stillwater’s remuneration philosophy and principles to our design of incentives, we are cognisant that there is no ‘one size fits all’ approach and that the expected result must be contextualised to ensure that appropriate value is derived for both executives and financial stakeholders. Ensuring the link between strategy and remuneration Sibanye-Stillwater continues to evolve as an enterprise in commodity type, size, reach, jurisdictions and complexity and we regularly assess whether our remuneration scorecards remain properly aligned with the Group’s goals and objectives. We take care to ensure that the scorecards are appropriately structured with a reasonable set of achievable, though challenging, operational and strategic outcomes. Sustainability embedded as the way we do business is one of the Group’s Strategic essentials and we continue to enhance how we target, measure and reward our overall Sustainability performance. Values-based decision-making Values-based decision-making is also at the core of our culture and we want our incentive systems to promote this approach to leadership, management and work. In reviewing our incentive measures we reflect on what behaviours they are most likely to promote and reward and whether these support our business objectives. Safety, production quality and efficiency as well as cost reduction are key drivers. As part of this assessment we not only consider ‘what’ we measure but ‘how’ we measure, to ensure that there is always a strong link between pay and performance. Corporate strategy development and how it relates to operational planning are covered in Our purpose, vision and strategy, page 32; Unpacking our three-dimensional strategy, page 42; Managing our risks and opportunities within the internal and external operating environment, page 45. GUIDING PRINCIPLES INFORM OUR REMUNERATION POLICY The key guiding principles that underpin our remuneration philosophy and which provide the framework for the design of our remuneration policies and practices are: FLEXIBILITY Accommodate diverse employment market practices across a multi-regional group with remuneration reflecting evolving job requirements and, where relevant, embracing global mobility in a digital-first world of work. TRANSPARENCY Provide executives and other employees with clarity on their roles and performance expectations and ensure that they understand how the remuneration practices and structures apply to them. EXTERNAL COMPETITIVENESS Adopt appropriate pay levels and structures for comparable jobs within the employment markets where we operate, while being mindful also to take into account the multi- regional responsibilities of some executives. INTERNAL COMPARABILITY Apply remuneration practice that ensures similar jobs are paid equitably across the Group within relevant employment markets without discrimination on the basis of factors not related to the role performed. RECOGNITION Reward performance through appropriate Total Guaranteed Pay (TGP) progression together with variable pay, comprised of cash and deferred STIs and, where applicable, LTIs. Extraordinary performance and contributions are rewarded at a level that reflects the value of the employee to the organisation and encourages retention and further commitment. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 2 – REMUNERATION POLICY continued IR – 220

Committed to fair and responsible remuneration We remain committed to remuneration fairness across all levels of the organisation. Fairness in remuneration is a complex matter which must be considered from the perspectives of different stakeholders. Different stakeholders often hold conflicting opinions on what constitutes fairness and we welcome feedback as we continually seek to balance these differences and strive to carry out our responsibilities to the Group. The two key criteria in considering what is fair are external parity and internal parity. Specifically, these refer to: • External parity: how Sibanye-Stillwater’s remuneration compares relative to people who undertake a similar role, have similar levels of skill, experience and responsibility in comparable organisations within the applicable country or regions • Internal parity: how remuneration compares relative to other people who are also working at Sibanye-Stillwater, in the same or similar roles in terms of their respective levels of work, skills, experience and responsibilities Accordingly, through application of appropriate policy, we seek to ensure that we are fair and equitable in this regard, with no discrimination that could be attributed to differences in race, gender or any other personal factor that has no bearing on the person’s ability to perform. Sibanye-Stillwater continues to assess income distribution metrics annually, including the Gini coefficient, Palma ratio, internal pay gap, and operator-level pay, as part of its ongoing commitment to fair and responsible pay. These analyses inform efforts to enhance employee wellbeing and monitor remuneration equity across the organisation. The Group is also monitoring potential regulatory developments that may introduce new disclosure requirements related to pay gap reporting and is preparing accordingly. While continuing to pay attention to income disparities – particularly between executives and lower-level workers – the Group remains mindful of the need to offer competitive remuneration to attract and retain critical talent, particularly as it grows its international footprint. Remuneration practices, benchmarking and market comparison Sibanye-Stillwater integrates remuneration policies and practices with organisational development strategies to ensure employee focus is aligned to the purpose and goals of the Group. At a transactional level, this is achieved when employees are provided with meaningful and value-adding work, as well as developmental opportunities, supported by a clear understanding of how their work contributes to business performance. Engaged employees who identify with the culture and strategic goals of the business should, through application of their discretionary efforts, deliver good performance which is a cornerstone of our vision. The Group takes care to design and implement remuneration structures which calibrate realistic performance targets with clear long-term sustainable value creation objectives that will enable earnings deferral for the senior leadership group as necessary. Superior value for our stakeholders is created through the attainment of both short- and long-term operational, financial and sustainability goals, and variable pay plans are specifically designed to avoid one being favoured over the other. Our remuneration practices prioritise the sustainability of the business, development of leaders and the management of emerging talent. Benchmarking approach As outlined in Part 1, the Group is continually evolving and competing for talent across its scope of business activities and operating sites that span multiple jurisdictions. During the past year, we engaged our strategic reward advisory partner to review, enhance and update our benchmarking approach. The comprehensive work undertaken incorporated a dual approach leveraging Deloitte’s proprietary ExecEval™ methodology and benchmarking against thirty-seven mining comparators on an incumbent basis. This provided the Remuneration Committee with an objective analysis with multiple reference points to assess the competitiveness of total remuneration, adjusting for global nuances, cost-of-living differentials, where appropriate, and role specificity. The approach reviewed all elements of remuneration to provide a true picture of total reward split across fixed pay and performance based variable pay delivered through STIs and LTIs as well as a comparison of our pay mix and resultant reward strategy. The approach ensured that it stayed true to Sibanye-Stillwater’s guiding remuneration principles highlighted above as well as accounting for the very real practicalities that the Group: • Is a large multinational competing for talent that can be based in multiple locations. The approach in selecting peers sized Sibanye- Stillwater across multiple financial dimensions to inform a peer set that is fair, robust and large enough to account for the role specificity that is required when doing any sort of benchmarking • Adopts a total remuneration approach to pay • Has a global leadership model with executive employees based across the globe with specific roles • Strives to ensure that it has a competitive remuneration value proposition to continue to retain and attract the calibre of employees that can drive and execute our strategy • Requires a peer group that is large enough to account for varying roles and their specificity and equally is not skewed by a peer set that is too small or irrelevant • Wanted to ensure that remuneration and any comparison to a benchmark is not inflated due to regional differences To ensure all of the above, the following peers were used as an input into the benchmarking analysis, representing a comprehensive peer set comprising 30 mining companies, with local and global exposure, but also importantly with the depth and breadth of roles seen in the industry. African Rainbow Minerals Ltd Eldorado Gold Corp IGO Ltd OceanaGold Corp Agnico Eagle Mines Ltd (Ontario) Endeavour Mining plc Impala Platinum Holdings Ltd Pan American Silver Corp Alcoa Corp Equinox Gold Corp Ivanhoe Mines Ltd Pilbara Minerals Ltd Anglo American Platinum Ltd Exxaro Resources Ltd Kinross Gold Corp Royal Gold Inc. Anglo American PLC Fortuna Mining Corp Lundin Mining Corp South32 Ltd AngloGold Ashanti PLC Franco-Nevada Corp Mineral Resources Ltd Triple Flag Precious Metals Corp Antofagasta PLC Freeport- McMoRan Inc. New Gold Inc. Wheaton Precious Metals Corp Barrick Gold Corp Fresnillo PLC Newmont Corporation Centerra Gold Inc. Gold Fields Ltd Northam Platinum Holdings Ltd Coeur Mining Inc. Harmony Gold Mining Company Ltd Northern Star Resources Ltd The peer group is comprehensive, and significant work went into ensuring that it was broad enough to accommodate our global multinational business with breadth and depth of roles. The chart below demonstrates this and Management and the Committee, was conscious not to cherry pick data points to inform a benchmark, but rather provide a market analysis that allowed the Committee to make informed decisions. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 2 – REMUNERATION POLICY continued IR – 221

Chart plotting size of Sibanye-Stillwater vs. broad peer set The peer set and benchmarks are adjusted to ensure fair comparisons and avoid skewed outcomes. The peer group includes companies from various countries, aiming to retain and attract executives globally. Executives consider purchasing power when choosing roles, as maintaining a similar lifestyle can require different salaries depending on location. Sibanye’s executives live in various places and are paid in specific currencies. Benchmarks are adjusted for location and converted to the same currency using a Purchasing Power Parity (PPP) factor, ensuring accurate comparisons. For example, Sibanye-Stillwater’s Chief Regional Officer: Europe is paid in Euros. Peer role figures are converted to Euros and adjusted with PPP to reflect the European cost of living. Using the above methodology and Deloitte’s ExecEval™ benchmarks, the Committee assessed the competitiveness of total remuneration by role specificity. The analysis showed no major changes were needed for this cycle, affirming Sibanye-Stillwater's policy. Some target LTI opportunities were below market levels, set for review in 2025. The Committee considers this analysis along with other factors to align with the firm's philosophy and talent strategy. Recognition of performance Sibanye-Stillwater’s pay mix Sibanye-Stillwater aims to prioritise "pay for performance" by providing more exposure to variable pay (STI, deferred STI, and LTI) and setting lower total guaranteed packages (TGP). Market practices are considered, with adjustments for jurisdictional and market differences. The company's pay mix design rewards management for achieving outcomes that create sustainable stakeholder value, with incentives increasing for senior roles. CEO and CxO roles have higher LTI weightings, while EVPs balance LTI and STI, and SVP/VP roles focus more on the STI component. Pay structure and mix Components of total remuneration Sibanye-Stillwater’s remuneration structure includes the following components: ALIGNMENT WITH REMUNERATION PHILOSOPHY Total guaranteed pay (TGP): Base salary and allowances including provision for medical and retirement contributions With reference to the relevant market benchmarks, as revealed from time to time in remuneration surveys. This provides the foundational element of the remuneration mix. Short-term incentives (STI): Annual portion of variable pay based on a combination of operational delivery and strategic delivery objectives. This is split between a cash payment and a conditional, cash- settled, share-price-linked deferred portion This performance-based reward provides recognition for performance during the year (with a portion deferred for up to 18 months) relative to the extent by which the scorecard KPIs (operational and personal/strategic) have been met. The KPIs selected are those which are largely within management’s control (i.e. they avoid factors which are totally or largely influenced by factors beyond management’s control, such as commodity prices and exchange rates) and as such are focused on the operational factors of safe production and development as well as the management of costs and quality. Some of these feed into the financial performance of the Group in the long run. The conditional deferred portion of the STI is designed for retention purposes and also incorporates an alignment with the delivery of value to shareholders through medium- term exposure to share price movement. Long-term incentives (LTI): A longer-term portion of variable pay comprised of cash- settled, share-price-linked awards, vesting in equal tranches over three years after being granted, with the value on vesting being determined through the assessment of achievement of leading and lagging indicators of shareholder value delivery (comprised of three performance conditions) The LTI awards serve both purposes of motivation and retention, with a strong shareholder-aligned financial performance component that seeks to incentivise and reward sustained delivery of superior shareholder value over the longer term. This is intended to align the outcomes for management with the outcomes for shareholders – whereas the STI deliberately has a more operational delivery focus. All remuneration elements, including those that are share-price-linked, have been awarded on a cash-settled basis as from the 2020 remuneration cycle. Furthermore, the exposure to fluctuations in Sibanye-Stillwater’s share price is bolstered by share price-related performance conditions on the LTI awards. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 2 – REMUNERATION POLICY continued IR – 222

Composition of total remuneration package – executive directors and prescribed officers The charts alongside indicate the composition of total pay made up of the various elements of pay under four different scenarios for the 2025 year going forward. For the STI-related scorecards, setting the KPI targets involves identifying three progressive levels of achievement: Threshold, On- target, and Stretch. The LTI-related scorecard (containing the performance conditions) used to determine the extent of the vesting of LTI awards has the same three levels of targeting as the STI scorecards but has a further category entitled ‘Super stretch’. Threshold performance relates to when performance falls short of the level required to trigger incentive payments. If this is not achieved for any particular KPI then that KPI carries a zero score for purposes of determining the STI or LTI score. Additionally, if in aggregate the threshold performance levels are not attained for both the STI and the LTI KPIs, then only the TGP would be paid and no STI remuneration is earned, nor would any LTI awards vest. On-target performance relates to where the targets per KPI, as set out in the operational and personal/strategic delivery scorecards, have been met. On-target performance achieved corresponds with paying 100% of the relevant incentive award value. In terms of the Shareholder value delivery LTI scorecard, On-target performance corresponds with a 100% vesting outcome. On our personal scorecard scoring scale of 1 – 5, a score of 3 represents an ‘on target’ score. Maximum performance (or Stretch) relates to where stretch performance outcomes have been achieved on all three performance scorecards. This results in an STI reward that is 200% of the On-target STI. Super stretch performance (only in the case of the LTI scorecard) envisages an outcome at exceptional performance and would result in a maximum score of 250% for that portion of vesting. Notes: In the analysis demonstrated through these charts, the impact of share price appreciation between the date of the award and the vesting date is not taken into account. Range and composition of total pay scenarios per executive Threshold On-target Stretch Super stretch R0m R40m R80m R120m Threshold On-target Stretch Super stretch R0m R20m R40m R60m Threshold On-target Stretch Super stretch R0m R10m R20m R30m R40m R50m Pay mix TGP STI (cash bonus component) STI (deferred share-price-linked component) LTI • Percentages in stacked bars may not add up to 100% due to rounding • Remuneration denominated in currencies other than R is converted at R18.24/USD and R19.80/EUR • The threshold is the point at which performance falls short of earning an incentive. All incentive pay depends on achieving certain performance levels Total guaranteed pay (TGP) TGP levels are reviewed against market benchmarks as and when required. The Group is evolving continually and a holistic in-depth benchmarking exercise was undertaken for the C-Suite. The benchmark for TGP tracks the market median as derived from independent remuneration surveys of peer mining companies, with differentiation by territory. The median is the first point of reference as a benchmark, and other factors taken into consideration include the time spent in the role and the extent to which the executive fulfils all aspects commensurate with the role. At the time of assessment, an executive’s actual remuneration may well be different to the median level, for the reasons mentioned above. As set out above the Group has most recently made use of Deloitte remuneration consulting team in this year’s benchmarking analysis but will supplement its work with data from other credible industry surveys as needs be. Sibanye-Stillwater’s international expansion is mirrored by an increase in responsibilities for the executive director and the CxO roles. Accordingly, our benchmarking methodology as described above has progressively taken into account the executives’ growing international responsibilities, focus of attention, and involvement. Performance-based variable remuneration Sibanye-Stillwater uses two distinct scorecards to guide and measure the success of the organisation and the senior executives in delivering on business plans and on our strategy. These are the primary inputs to determining variable pay. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 2 – REMUNERATION POLICY continued IR – 223 100% 28% 24% 16% 32% 16% 28% 18% 38% 15% 25% 17% 43% 100% 32% 24% 16% 29% 19% 28% 19% 34% 17% 26% 17% 39% 100% 32% 24% 16% 29% 19% 28% 19% 34% 17% 26% 17% 39% % of TGP CEO CFO Average CxO

Applicable performance scorecards 1. OPERATIONAL AND PERSONAL/STRATEGIC DELIVERY These scorecards are used to determine the STI remuneration outcomes (cash and deferred). The operational scorecard is comprised of four key operational Key Performance Areas (KPAs) for the Group and for the different regions namely: Safety, Cost, Production and Readiness for future production (e.g. orebody development). These are described in more detail below. The personal/strategic KPAs comprise a mix of various management and strategic objectives which are specific to the particular executive’s leadership and management roles deemed to be key for the pursuit and fulfilment of the corporate strategy. 2. SUSTAINABLE SHAREHOLDER VALUE DELIVERY This scorecard encapsulates the performance conditions that are applied to determine the extent of vesting of LTI awards. It assesses metrics that are central to achieving value for shareholders over a rolling three-year period. The scorecard comprises three performance conditions that relate to sustainable shareholder value creation, namely: the Group’s Sustainability performance (ESG), representing, in a sense, our social legitimacy to operate, the Group’s return on invested capital (ROIC) representing our financial legitimacy to operate and thirdly, the relative total share-price return (rTSR) that reflects our relative delivery of value to shareholders. Performance-based incentive plans Short-term incentives (STI) design and purpose The focus of the STI is to incentivise management to achieve safe, sustainable, and cost-effective delivery and to progress the Group’s strategic goals. While the STI component of the incentive plan rewards those elements of performance that are mostly within the control and line- of-sight of employees, the LTI is conditional on the achievement of longer-term financial hurdles that are aligned with shareholder value creation. See below for a graphic of how STI is calculated and settled. Cash STI The ‘On-target cash STI incentive’ percentages of TGP per executive level are shown in the following table: Level On target percentage of TGP CEO 85 % CxO 75 % EVP 65 % SVP 60 % VP 50 % The Remuneration Committee determines the appropriate balance of operational and strategic delivery by executives in formulating the overall scorecard for short-term incentive determination. To secure stronger focus on delivery of strong operating results in 2025, a 90% weighting on rewarding operational delivery has been adopted for 2025, which contrasts with the 70% that has been used in previous cycles. Group operational delivery As indicated earlier, the Group’s performance on operational delivery is determined using KPIs that comprise the four main categories of Safety, Production, Cost, and Readiness for future production (e.g. orebody development). For 2025, the scorecard has been refined to reflect key priorities for each region while largely retaining similar measures of safe production and cost to those adopted for 2024. More detail in this regard is provided in the implementation section of this report. Safety and accounting for fatalities The safety measures used in the STI Operational scorecard will continue to track how well leading indicators are being managed as well as monitoring key lagging safety indicators. However, with regard to the extremely important accounting for any fatalities, the Fatal Injury Frequency Rate (FIFR) is purposefully not included in the STI Operational scorecard but is rather addressed more explicitly by making provision to apply sizeable deductions to the STI amounts payable in the event that meaningful reductions in fatal injuries are not achieved when compared to a credible baseline. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 2 – REMUNERATION POLICY continued IR – 224 CALCULATION OF SHORT-TERM INCENTIVE (STI) GUARANTEED REMUNERATION (R) x ON-TARGET STI INCENTIVE BY JOB GRADE (%) x STI PERFORMANCE1 (0-200%) = STI (R) 1 STI performance is a combination of operational delivery and personal/strategic delivery FOR VICE PRESIDENTS AND ABOVE 100% = 60% PAID IN CASH + 40% PAID IN CASH ON A DEFERRED SHARE-PRICE-LINKED BASIS2 2 Settled in two tranches at nine months and eighteen months after payment of cash STI PAYMENT OF SHORT-TERM INCENTIVE

The criterion to determine the deduction to be applied to the operational delivery-related portion of STI continues to be the extent of improvement experienced in the FIFR for the year under review, compared to the average FIFR over the previous three years. However, compared to the approach applied during the past two years, a more stretching improvement will be required in 2025 to avoid a deduction being imposed with a more severe deduction to be applied for improvements below this threshold as illustrated in the chart. The Remuneration Committee believes that this will further stimulate the attention paid to the reduction and elimination of fatalities with the aim of achieving FIFRs that are in-line with or better than the ICMM member median FIFRs within a reasonable time frame. Each operating area has its record assessed individually. For 2025, an improvement of 25% or more in the FIFR comparison (compared to 20% in previous cycles) would result in no deduction to the STI payment. Improvements that are less than the 25% requirement will result in a deduction, using a sliding scale, ranging from a 20% deduction for no improvement down to a 0% deduction for an improvement of up to 25% (compared to 20% in previous cycles). Any deterioration in the past year’s FIFR compared to the FIFR for the previous three years in any region will continue to attract a deduction of 30% off the cash incentive attributable to the Operational scorecard result. These arrangements are subject to the discretion of the Remuneration Committee being able to impose a more severe deduction in the event of the FIFR outcomes being regarded as unacceptable. Target setting in the scorecards The forthcoming year’s targets (as per business plan) are used to set operational delivery targets. The Board pursues an intensive process to review and approve business plan commitments that are a fair statement of what Sibanye-Stillwater’s operations are capable of delivering. In determining the targets, consideration is given to realistically achievable performance, given the levels of operational risk that would normally be experienced, while allowing for an element of further ongoing improvement in safe production. The On-target level of operational delivery, therefore, represents expected performance of diligent and assiduous management. A suitable performance range, spanning from the threshold to maximum/stretch performance levels for the year is selected to evaluate the actual delivery. Maximum performance reflects exemplary management of operational risks to substantially below the historical exposure. It represents the performance that can be achieved through an exceptional management effort, with operating results nearing maximum potential. Bearing in mind that losses from disruptive risks tend to be more substantial than outperformance when risk is controlled, the threshold target is typically positioned further from On-target than is maximum/stretch target. The threshold and stretch targets are set with threshold performance resulting in a 0% rating for each measure, on-target resulting in 100% and a maximum/stretch performance outcome resulting in a 200% rating for each measure. At the start of each performance cycle the Remuneration Committee approves the KPIs, target performance levels and KPI ranges (i.e. threshold to maximum/stretch) for the Group’s operational delivery. Overall Group operational delivery is a weighted aggregate of performance achieved in the Company’s regions. Discretion to determine and adjust performance targets The Remuneration Committee has the discretion to adjust targets during the year in response to: • material and anomalous events and which result from causes that could not reasonably be expected to be under the control of management and fall outside the normal risk envelope allowed for when the targets were set in the original operational plan • conscious decisions to depart from the originally envisaged operational footprint and/or production rates – provided that these are structured in order to enhance the value generated from operations and respond to changes in the external and/or internal environment where they represent a material departure from the planning parameters and/or strategic assumptions at planning time • strategic reasons for adjusting the scorecard framework to reflect changes in strategic focus areas that might arise during the course of the year Examples of such events may be instances of force majeure, such as unavailability of services from national utilities, or extreme weather events. We also consider that it is important to have the ability to fairly reward values-based decisions that are in the best interests of the Group and its shareholders even if these result in shortfalls against the targets that were set. Any discretion that the Committee decides to apply to adjusting scorecard targets will be disclosed in the Remuneration implementation report. Personal and Strategic delivery The Remuneration Committee and the Audit Committee have oversight of the Personal/Strategic delivery scorecards of the CEO and the CFO. At conclusion of each annual cycle, the Remuneration Committee reviews the performance determinations of the executive directors, which are recommended to the Board for approval, and then also reviews the ratings of the rest of the Group Exco. These form the basis for approval of the STI payments. The KPIs in the Personal/Strategic delivery scorecards are largely structured around the strategic focus areas required from their roles in driving the Group’s success as well as assessing their key leadership responsibilities. As mentioned above, the Group uses a rating scale of 1 - 5 where On-target delivery is assigned a 3 rating, corresponding to a 100% performance outcome, with 5 resulting in a 200% outcome. Maximum STI achievable In the unlikely event that the maximum/stretch targets are achieved on both operational and strategic delivery, then the maximum STI payment would be double the On-target STI value. Deferral of a portion of STI into share price-based remuneration All VPs (and above) have 40% of their overall STI awarded to them as a deferred share-linked award, which will be settled in cash in two equal tranches after 9 and 18 months from the award date. The value of the cash received will vary directly according to how much the share price appreciated or depreciated from the date of the award to the date it becomes payable. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 2 – REMUNERATION POLICY continued IR – 225

SUSTAINABLE SHAREHOLDER VALUE DELIVERY SUSTAINABILITY – 20% SOCIAL LEGITIMACY TO OPERATE + ROIC – 30% FINANCIAL LEGITIMACY TO OPERATE + rTSR – 50% AGGREGATE INVESTMENT RETURN Moderation of awards and vestings to reduce impact of short term share price volatility To derive a share price representative of the sustainable value of the Group (without undue influence of short-term fluctuations), the revised methodology introduced in 2023 will continue to be used for determining the applicable share price for both STI and LTI, awards and their vesting, as well as for MSU awards made under the MSR plan. The 30-day VWAP at the award or vesting date as applicable will be the price used to determine the number of share units to be awarded, as well as the cash-settled value to be paid when awards vest. Furthermore, the applicable price will be subject to an assessment as to whether the 30-day VWAP price is above a determined ‘cap’ price or below a determined ‘floor’ price. Should the 30-day VWAP price exceed the cap or fall below the floor price then the applicable price for determining the awards will be limited to the cap or floor prices. This helps moderate any anomalous outcomes on the awards due to unusual spikes or troughs in the share price. The cap and floor prices are determined by calculating the 200-day moving average share price set at one-and-a-half standard deviations of the daily closing prices over the 200-day moving average period. This ‘cap and floor’ technique is applied in the same way as Bollinger bands are used when doing technical analysis (or ‘charting’) in portfolio management. Treatment on leaving the Group In the event of an employee resigning or having their employment contract terminated for cause after the award has been made, the deferred portion of the incentive will be forfeited, with a pro-rata payout applicable in the case of no-fault terminations. In the case of retirement at normal retirement age, the awards will run to the scheduled date for vesting. Long-term incentives (LTI) Plan structure and award process Annual LTI awards follow the current Sibanye-Stillwater senior management incentive plan for VP level and above. Following the removal of the Personal scorecard ‘on award multiple’ effective from the 2024 awards, the value of the award is only determined by multiplying the annual TGP of the executive by a set factor related to their job grade (‘On-target percentage’). These factors are shown in the table below. Level Award percentage of TGP CEO 115 % CxO 90 % EVP 65 % SVP 55 % VP 40 % The LTI awards vest on the third anniversary of the award date, subject to application of the performance conditions. The award is forfeited in the event of resignation of an executive or termination for cause. In the case of no-fault terminations, a pro-rata payout will be applicable, reflecting the time served of the applicable vesting period and measurement of performance except in the case of retirement at normal retirement age when the awards run to the scheduled date for vesting subject to the applicable performance conditions. Performance conditions for vesting The proportion of the LTI awards that vests after the three-year period depends on the extent to which Sibanye-Stillwater has performed relative to the three performance conditions over the applicable performance period. The three conditions that are applicable to determine the extent to which LTI awards made since March 2021 will vest: Relative Total Shareholder Return (rTSR ), Return on Invested Capital (ROIC )and Sustainability – which are weighted 50%, 30% and 20%, respectively. These may be adjusted for future award cycles if deemed appropriate for improved strategic alignment but there are no current plans to do so. For the 2025 awards, the performance condition outcomes will be evaluated using a five year period comprised of the results over the two prior years from the date of the award and the results achieved over the three prospective years from the awards. This approach was initiated on a phased in basis starting with the introduction of a two-year trailing period from the awards made in 2023. Relative TSR, which carries the greatest weighting, represents a ‘lagging indicator of value delivery’ and market sentiment, with ROIC and Sustainability (ESG) providing a counterbalance and representing a set of factors that can be considered as ‘leading indicators’ of market performance. ROIC focuses on the extent to which one ‘sweats’ the assets and on generating cash and quality earnings above the cost of invested capital. Good Sustainability performance is widely recognised as an important leading indicator of sustainable superior returns by many investors, and is now commonly tracked as a performance measure in both LTI as well as some STI schemes. The proportion of the LTI award that will vest at the end of each award cycle ranges from 0% to 250% of the initial award amount, dependent on the evaluation of the performance conditions. Achieving the upper end of that range would be very rare and would depend on stellar outcomes on all fronts. To ensure the use of share prices representative of the Group’s sustainable value on award and on vesting, the same share price moderation mechanism described above in the STI section has been applied from the March 2023 award cycle. More detail and further rationale for each of these performance conditions are set out below. Relative TSR – 50% contribution to the LTI vesting determination One of the important aspects of determining the rTSR comparator group is catering for the fact that we produce gold and PGMs with increasing exposure to ‘battery metals’ while many of the constituents of a comparator group are single-commodity companies. To better reflect Sibanye-Stillwater’s commodity exposure it was decided in 2020 that for future LTI awards the Sibanye-Stillwater’s rTSR will be assessed against a market-cap weighted reference TSR. This is determined with a two-year trailing performance period and a three-year prospective performance period, resulting in a five-year window for assessing this performance condition. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 2 – REMUNERATION POLICY continued IR – 226

A ‘weighted reference TSR’ is constructed – for now – from two comparator groups, a PGM comparator group and a gold comparator group, as reflected in the table below. Each constituent’s associated contribution to the weighted reference TSR is determined with reference to the market cap of the constituent company at award date relative to cumulative market cap of all constituents in the respective platinum and gold peer group, with a cap of 25% on any single company’s contribution to the index. PGMs Gold Anglo American Platinum AngloGold Ashanti Impala Platinum Gold Fields Northam Platinum Harmony Gold Fresnillo Kinross Gold Corporation The performance condition is determined by evaluating how Sibanye-Stillwater’s TSR compares to the reference level as explained below with the function illustrated in the graph. If the Group share price performance (expressed as a CAGR) is at or below the ‘weighted reference TSR’ rate then this results in a 0% vesting score. The On Target return level needed to achieve a 100% vesting score is set at the CAGR of the (’weighted reference TSR’ + 4%). The Stretch level is set at (‘weighted reference TSR’ + 8%) and the Super Stretch hurdle is set at (‘weighted reference TSR‘+10%). If the share price reaches these levels then the vesting score would be 200% and 250%, respectively. Where the TSR lies between any of the indicated levels then the percentage vesting score is determined on a linear proportional basis between the levels. Performance of Sibanye-Stillwater TSR relative to reference TSR (annualised %) (% ) rTSR PERFORMANCE CONDITION OUTCOME (%) -2 0 2 4 6 8 10 12 0 100 200 300 ROIC – 30% contribution to the LTI vesting determination ROIC is a capital efficiency measure which calculates how efficiently a company allocates its capital and the subsequent returns achieved thereon. It, therefore, indicates the quality of earnings and risk categorisation of the Company’s underlying asset portfolio. ROIC measures management’s ability to sweat operational assets and it provides an assessment of the investment success achieved from the capital invested. Annualised ROIC over the performance period, comprising two trailing and three prospective years, is determined by dividing net operating profit after tax (NOPAT), using EBIT x (1 – effective tax rate) by the invested capital in the Group, quantified as [total assets – current liabilities – cash]. The ROIC achieved by the Group over the period is compared to a reference return on capital represented by the SA long bond yield, using the five to 10-year South African Reserve Bank long bond rate, over the performance period to determine the performance condition using the function illustrated in the graph. The Threshold return is the (long bond rate + 2%). If the Group ROIC is at or below this rate then the vesting score for this category is 0%. The On-target level is the (long bond + 4%) and equates to a vesting score of 100%. Stretch and Super-stretch are achieved where the rate of return exceeds the long bond rate by + 6% and +7% with vesting scores of 200% and 250% respectively. Performance of Sibanye-Stillwater ROIC relative to SA long bond yield (annualised %) (% ) ROIC PERFORMANCE CONDITION OUTCOME (%) 0 1 2 3 4 5 6 7 8 9 10 0 100 200 300 Sustainability scorecard – 20% contribution to the LTI vesting determination When the Committee introduced an ESG component as a third LTI performance condition for all LTI awards made from March 2021 onwards, we adopted a phased approach to implementing a scorecard to track progress on our sustainability journey. For the 2025 year, the selection of key performance indicators for the scorecard was informed by our refreshed Group sustainability framework. See Our sustainability strategic framework, page 108. Our scorecard recognises our commitment to planet, people and prosperity, with the indicators focusing on GHG emissions, water, tailings, social investment, safety, and diversity, equity and inclusion(DEI) supported by appropriate key metrics. Each indicator is assessed along a continuum of achievement providing an outcome on a range of 0 to 250%. An outcome at 100% represents achievement of the ‘On-target’ objective (equivalent to a score of 3 on our 1 - 5 scale) and a 250% score represents meeting the ‘super stretch’ performance level (equivalent to a score of 5). The results are aggregated on a weighted basis to determine the overall result for the year. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 2 – REMUNERATION POLICY continued IR – 227

2025 SUSTAINABILITY MEASURES: ELEMENT OF PERFORMANCE CONDITION PLANET (50%) Indicator weight Metric weight Decarbonisation of operations 40 % Reduction in Scope 1 and 2 GHG emissions 40 % GWh saved through demand side management 30 % TWh of additional strategic energy contracted 30 % Water stewardship 40 % Total water purchased 50 % Baseline water stewardship assessments completed 20 % Improvement of performance score of baseline assessments completed in 2024 30 % Tailings storage facility management 20 % Improvement of Tailings Management to further reduce risk to business 80 % Strengthen community resilience in relation to tailings storage facilities risks and emergency response 20 % PEOPLE (30%) Safety 50 % Group total recordable injury frequency rate 50 % Percentage of stoppages of unsafe workplaces by frontline employees 50 % Diversity, equity and inclusion (DEI) 50 % Percentage of historically disadvantaged people in management (SA region) 50 % Percentage of women in Sibanye-Stillwater across the Group 50 % PROSPERITY (20%) Investment in host communities 100 % Cumulative number of new jobs created in alternative economies (SA region) 100 % Minimum shareholding requirements (MSR) The MSR plan was introduced in March 2022 to encourage leadership to take on further exposure to the Sibanye-Stillwater share price, thereby increasing the extent of alignment with shareholder interests. The Remuneration Committee determined in 2023 that there will be no further entitlements to matching share unit awards for new qualifying employees under the MSR Plan with effect from 1 April 2024. Entitlements already granted to qualifying executives by the end of March 2024 still received matching awards as those holdings were built up and holding commitments continued to be honoured. To qualify for awards of matching share units (MSUs), SVPs and above had to achieve the target minimum shareholding, as set out below, within five years from March 2022 (or from their appointment into a designated role). CEO – 200% of TGP CxO – 150% of TGP EVP – 125% of TGP SVP – 100% of TGP MSUs have been awarded on a 1:1 basis once the target minimum shareholding was met, up to a maximum qualifying level of double the target minimum shareholding. The MSUs awarded are subject to the same terms and performance conditions as those applicable to conditional share units (CSUs) awarded under the LTI incentive plan, including the performance conditions applicable in the relevant award cycle, the three-year vesting period and the share price moderation mechanism applicable on award and vesting as from the 2023 incentive cycle. Furthermore, it is an additional vesting condition that the committed shares which formed the basis for the award are retained to at least the target minimum shareholding for the duration of their employment with the Group, and may be subject to clawback provisions should they fail to meet this requirement. The plan was complemented by the introduction of the MSR policy during 2024 that requires members of the C-suite to build up their personal holdings to a target minimum level within five years of 1 April 2024 or their appointment into a C-suite position whichever is later. Holdings that attract awards under the MSR plan will also qualify towards meeting the requirements of the MSR policy. Malus and clawback For LTI and STI awards (both cash and deferred) in the senior management incentive plan, the Remuneration Committee has the discretion to invoke malus and clawback. Malus will be invoked where a trigger event is discovered before payment/ settlement. Clawback can be invoked up to three years after the payment/settlement date of the funds in question (provided the trigger event happened before the payment/settlement). OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 2 – REMUNERATION POLICY continued IR – 228

Trigger events include: • A material misstatement of the financial results resulting in an adjustment or restatement in the audited consolidated accounts of the Group, or the audited accounts of any member of the Group • Erroneous or misleading information used to determine awards • Serious misconduct or gross negligence • Participant’s decision or actions contribute to censure of the Group by a regulatory authority, or to significant reputational damage • For malus only, an ESG event (or fatalities) can be designated as a trigger event after consultation with the Safety and Health Committee and/or the Social, Ethics and Sustainability Committee A Recovery policy was implemented in 2023 in response to the updates to Section 811 “Erroneously Awarded Compensation” of the SEC, and by virtue of the Company’s status as a Foreign Private Issuer under the Securities Exchange Act of 1934, and as a trader of ADS Rights on the New York Stock Exchange • This Recovery policy will apply to all Incentive-based Compensation Received by Executive Officers on or after the Effective Date • This Recovery Policy is intended to facilitate the reasonably prompt recovery of Erroneously Awarded Compensation in the event that the Company is required to prepare an accounting restatement As described in the section above, an additional clawback provision applies to MSUs in respect of a failure to maintain the required holding of shares following the vesting of MSU awards. Non-executive director fees In terms of our Memorandum of incorporation, fees for non- executive directors (NEDs) are determined by the shareholders at AGMs, based on recommendations made by the Remuneration Committee. The appropriate level of fees and fee increases are determined through periodic benchmarking exercises in a similar manner to assessing executive remuneration. To this end a detailed benchmarking exercise was undertaken by Deloitte using an extensive review of comparable companies and allowing for jurisdictional Purchasing Power Parities (PPP) adjustments, it was determined that NED fees remain competitively positioned within the relevant ranges with the exception of the Lead Independent Director (LID), which warranted a slightly higher adjustment above inflation to bring it close to the median for internationally-based LIDs. Accordingly, for 2025, the Board, through the Remuneration Committee, is recommending to shareholders only "cost of living" increases to the current annual retainer fees amounting to 4.5% for African resident non-executive directors (NEDs) and 2.9% for non- African resident NEDs – with the exception of the LID whose increase is recommended to be 12.3% to bring that fee more in line with the international benchmark. In addition to these tabled fees, NEDs also receive "travel fees" of US$3,000 per day for each day that they are away from their home countries while away on Company business. It is proposed that this fee also be increased by the same amount as the international board fees (2.9%), to US$3,080. The following two tables set out the current and proposed annual retainer fees of NEDs according to whether they are resident in Africa or not. These tables and notes will be put to shareholders via the Notice of Meeting document for the shareholders’ consideration and approval at the AGM. The South African fees are exclusive of VAT which will be added where applicable according to the circumstances of the directors involved. VAT in South Africa is currently set at 15%. Annual retainer fees of non-executive directors resident in Africa 2024 Proposed 2025 % year-on- year increase 2025 fees converted to US$ at R18.24/US$ Chair of the Board, who is not eligible to receive fees in respect of committee chairmanship or membership except in the event having to attend additional ad hoc Board or committee meeting for which the relevant fees will apply. R3,662,000 R3,825,000 4.5 % US$209,704 Lead Independent Director, who is not eligible to receive fees in respect of committee chairmanship or membership except in the event of having to attend additional ad hoc Board or committee meeting for which the relevant fees will apply. R2,460,000 R2,570,700 4.5 % US$140,938 Members of the Board R1,212,000 1266480 4.5 % US$69,434 Chair of the Audit Committee R439,000 458760 4.5 % US$25,151 Chair of the Remuneration Committee R309,000 322920 4.5 % US$17,704 Chair of the Investment Committee# R166,000 R173,460 4.5 % US$9,510 Chairs of the Nominating and Governance Committee, Risk Committee, Social, Ethics and Sustainability Committee, and Safety and Health Committee R270,000 R282,120 4.5 % US$15,467 Members of the Audit Committee R228,000 R238,260 4.5 % US$13,063 Members of the Investment Committee# R88,000 R91,920 4.5 % US$5,039 Members of the Nominating and Governance Committee, Risk Committee, Remuneration Committee, Social, Ethics and Sustainability Committee and Safety and Health Committee. R171,000 R178,680 4.5 % US$9,796 Ad hoc meeting attendance - per meeting (Chair) R80,000 R83,600 4.5 % US$4,583 Ad hoc meeting attendance - per meeting (member) R46,420 R48,500 4.5 % US$2,659 #Based on two fixed scheduled meetings per year. 'Ad hoc' fees will apply to additional meetings. In addition to these tabled fees, non-executive directors also receive 'travel fees' of US$3,000 per day for each day that they are away from their home countries while away on company business. It is proposed that this fee also be increased by the same percentage as the US dollar denominated board fees paid to directors resident outside Africa (2.9%) to $3,080. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 2 – REMUNERATION POLICY continued IR – 229

Annual retainer fees of non-executive directors resident outside of Africa 2024 Proposed 2025 Fees % year-on- year increase 2025 fees converted to R at R18.24/ US$ Chair of the Board, who is not eligible to receive fees in respect of committee chairmanship or membership except in the event having to attend additional ad hoc Board or committee meeting for which the relevant fees will apply. US$290,000 US$298,320 2.9 % R5,441,357 Lead independent director, who is not eligible to receive fees in respect of committee chairmanship or membership except in the event having to attend additional ad hoc Board or committee meeting for which the relevant fees will apply. * US$196,000 US$220,200 12.3 % R4,016,448 Members of the Board US$96,600 US$99,360 2.9 % R1,812,326 Chair of the Audit Committee US$35,000 US$36,000 2.9 % R656,640 Chair of the Remuneration Committee US$24,600 US$25,320 2.9 % R461,837 Chair of the Investment Committee# US$13,200 US$13,584 2.9 % R247,772 Chairs of the Nominating and Governance Committee, Risk Committee, Social, Ethics and Sustainability Committee, and Safety and Health Committee. US$21,500 US$22,128 2.9 % R403,615 Members of the Audit Committee US$18,200 US$18,720 2.9 % R341,453 Members of the Investment Committee# US$7,000 US$7,200 2.9 % R131,328 Members of the Nominating and Governance Committee, Risk Committee, Remuneration Committee, Social, Ethics and Sustainability Committee and Safety and Health Committee. US$13,600 US$14,000 2.9 % R255,360 Ad hoc meeting attendance - per meeting (Chair) US$6,400 US$6,580 2.8 % R120,019 Ad hoc meeting attendance - per meeting (Member) US$3,700 US$3,800 2.7 % R69,312 #Based on two fixed scheduled meetings per year. 'Ad hoc' fees will apply to additional meetings. *Following the detailed benchmarking work undertaken by Deloitte using an extensive review of comparable companies and allowing for jurisdictional Purchasing Power Parities (PPP) adjustments, it was determined that NED fees remain competitively positioned within the relevant ranges with the exception of the Lead Independent Director when comparing this role to international benchmark data which warranted a slightly higher adjustment above inflation to bring it close to the median for internationally-based LIDs. In addition to these tabled fees, non-executive directors also receive 'travel fees' of US$3,000 per day for each day that they are away from their home countries while away on company business. It is proposed that this fee also be increased by the same percentage as the US dollar denominated board fees paid to directors resident outside Africa (2.9%) to $3,080. Foreign currency payments of directors’ fees will be converted at the relevant exchange rate at the time of payment. US$ equivalents are shown for illustrative purposes only. Executive director contracts of employment From March 2025, there were three executive directors appointed. Dr Richard Stewart was also appointed as an additional executive director as part of the CEO transition until the current CEO retires at the end of September 2025. The employment contracts of the CEO and CFO provide that their employment will continue until terminated upon (i) 12-months’ notice by either party, or (ii) retirement of the relevant executive director (currently provided for at age 65 in the contract). Sibanye-Stillwater can also terminate an executive director’s employment summarily for any reason recognised by law as justifying summary termination. The CEO designate is still employed on standard CxO terms and conditions that provide for a shorter notice period, though this will be reviewed when an updated employment contract is issued on assumption of the CEO position from 1 October 2025. The long-standing service agreements of the CEO and CFO contain ‘change of control’ conditions, set out below. Change of control is defined as the acquisition by a third party or concerned parties of 30% or more of Sibanye-Stillwater ordinary shares. In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other re-organisation, whether or not there is a change of control, if the executive director’s services are terminated, the ‘change of control’ provisions summarised above also apply. In the event of their employment being terminated as a result of a ‘change of control’, within 12 months of the ‘change of control’, the executive director is entitled to: • Payment of an amount equal to two times TGP • Payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years • Payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete • An entitlement to awards, in terms of the Sibanye-Stillwater incentive plan, shall accelerate on the date of termination of employment and settle with the full number of shares previously awarded • Any other payments and/or benefits due under the contracts The employment contracts further provide that payments will cover any compensation or damages the current CEO and CFO may have under any applicable employment legislation. These conditions will be honoured until they terminate. However, any future appointments of executive directors, and specifically including the updated employment contract on the incoming CEO, Dr Richard Stewart, will be made without provision for compensation for severance in their employment contracts because of change of control. We will also not include contractual provisions in future employment or variable pay contracts that allow for accelerated vesting without the testing of performance conditions. Non-binding vote on Remuneration policy The Remuneration policy, as set out here in Part 2 of this report, will be tabled for a separate non-binding advisory vote at the AGM. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 2 – REMUNERATION POLICY continued IR – 230

PART IMPLEMENTATION REPORT The Remuneration Committee is satisfied through its oversight of remuneration implementation in 2024, that Sibanye-Stillwater complied with its Remuneration policy with no material deviations experienced. TGP outcomes Adjustments during 2025 Our remuneration practice makes provision for annual TGP increments in March each year. Annual increases for members of the C-suite are treated as cost-of-living adjustments only, with personal performance not included as a factor, although market adjustments are implemented where pay benchmarking indicates a discrepancy. The relevant base-pay increase parameters in the South African market over the last year ranged between 5.7% and 6.0% with an average expected salary increase of around 6.0% for 2025. For the USA, the corresponding figures indicated increases of around 4.0%, around 2.0% for the United Kingdom and between 2.5% and 4.0% for Europe (Finland). For employees below the Group Executive Committee, we remain mindful of the challenge regarding the wage gap. Generally, TGP increases are, and will be, higher for those lower in the organisation than at the top. Across the Group, the increase in TGP for middle management and supervisory level employees was limited to a cost of living/CPI adjustment only, with the increases in collective bargaining agreements at roughly 1% higher. Executive 2024 cycle guaranteed remuneration (000's) Annual increase 2025 cycle guaranteed remuneration (000's) Neal Froneman R8,069 4.50 % R8,432 US$495 2.90 % US$508 Charl Keyter R8,815 4.50 % R9,211 Charles Carter US$756 2.90 % US$778 Lerato Legong R5,785 4.50 % R6,045 Melanie Naidoo-Vermaak R6,214 4.50 % R6,493 Mika Seitovirta €471 1.80% €479 Richard Stewart 1 R8,091 36.50 % R11,045 Robert van Niekerk 2 US$545 2.90 % US$561 Themba Nkosi R5,936 4.50 % R6,203 &sup1; Richard Stewart received a 36.5% TGP increase inclusive of the cost-of-living adjustment as part of his appointment as CEO designate effective 1 March 2025 2 Robert van Niekerk relocated to the United States effective 1 June 2024 and his remuneration package changed to a US$ denominated package Remuneration fairness In Part 2, we set out our Remuneration policy and the principles for fair and responsible remuneration. Since 2013, we have implemented a programme to address income inequality, while retaining a competitive total reward construct at management levels. This has involved higher salary increases for lower employee levels, as well as job enlargement and job enrichment to stimulate upward mobility and upward job re-grading. All employees across Sibanye-Stillwater have been included in the analysis. As with the 2023 report, a calculation of both the Gini coefficient and Palma ratio was performed on total remuneration paid (including LTIs awarded to senior staff). Prior to 2019, the calculation had been done only with respect to guaranteed base- pay (TGP) so the comparable TGP based outcomes are also presented to preserve the integrity of the trend. Considering the higher proportion of at-risk incentive pay in the remuneration mix for senior staff, it is to be expected that a less equal outcome is attained when computing remuneration disparity indicators based on total remuneration. We note the further potential reporting requirements when the South African Companies Act amendments come into effect regarding pay disclosures and implementation thereof. At present, given our business operations and staffing mix we believe that the Palma and Gini ratios are better ratios to monitor and track over time as discussed below. Palma ratio The Palma ratio is considered one of the better metrics to use in assessing the differences in earnings between the ‘top’ and the ‘bottom’ of a company. It is determined by taking the aggregate amount earned by the top 10% of the group’s employees and dividing that by the aggregate amount earned by the bottom 40%. Continuing our focus on total remuneration rather than guaranteed base-pay (TGP), employees comprising the top 10% of the payroll were earning total remuneration, in aggregate, about 1.49 times that of the bottom 40% in 2024 (this has increased slightly compared to last year due mainly to the group wide inclusion of our international operations in this year’s reporting). OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 231

As our footprint expands internationally, proportionately there will be more employees towards the upper end of our Group payroll compared to the spread in South Africa. This will skew the results with the group wide ratio likely to increase as it will become more impacted by employees earning pay in countries with higher remuneration and associated cost of living in relation to our employees in South Africa. When we look at the ratios at country level where depth of data allows for the analysis to be undertaken, it is evident that these are lower than the overall result for the Group providing a meaningful reflection of pay differentials. We will continue to use these ratios in an appropriate manner to inform our decisions, but are equally pleased that in all instances, we are below benchmarks and available comparators. In terms of an external comparison, Sibanye-Stillwater compares favourably to the recent nationwide salary trends study done by REMchannel® for South Africa where the Palma ratio reflects that the top 10% earn R2.70 for every R1.00 earned by the bottom 40% Based on guaranteed pay, the corresponding result for our South African employees is R0.94. Gini coefficient The Gini coefficient is an internationally accepted measure of the distribution of income within a society or within a group. A value of nil indicates complete equality of incomes and one indicates that one person receives all the income. The data below indicates that the Gini coefficient, based on total remuneration and on a like for like basis (SA and USA combined), decreased slightly from 0.35 in 2022 to 0.34 in 2023 and remained at 0.34 in 2024. By way of comparison, the Gini coefficient for the Group is significantly lower (better) than that determined from World Bank, on a country by country operations basis which we believe is a better indicator of local comparability. While not directly comparable, it is also interesting to note by way of contrast that South Africa’s sovereign Gini coefficient, as reported by the OECD for 2024, is 0.63, one of the most unequal in the world, although it must be borne in mind that this is primarily due to South Africa’s high levels of unemployment. When looking at our Group weighted Gini coefficient, we again compare favourably. As can be seen from the table and graph below, the trend of both the Palma ratio and Gini coefficient, demonstrates meaningful progress in reducing pay disparities over this time frame. Group Palma ratio and Gini coefficient Pay Differential Metric Overall Sibanye- Stillwater Group* South Africa USA France Australia Palma Ratio – TGP 1.39 0.94 0.55 0.78 0.61 Palma Ratio – TR 1.49 1.10 0.59 0.89 0.70 Gini - TGP 0.38 0.25 0.15 0.20 0.18 Gini - TR 0.40 0.28 0.16 0.23 0.19 Country Gini* - World Bank 0.63 0.41 0.32 0.34 * Group for 2024 include SA, the USA, France and Australia Remuneration differential indicators (SA and US only in line with historic reporting) # 2024 and previous years include only SA and the USA OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 232 REMUNERATION DIFFERENTIAL INDICATORS (SA and US only) Palma ratio (left axis) (based on TGP only) based on total remuneration Gini coefficient (right axis) (based on TGP only) based on total remuneration 2017 2018 2019 2020 2021 2022 2023 2024 1.00 1.20 1.40 1.60 1.80 0.30 0.32 0.34 0.36 0.38 0.40

Gender parity analysis As previously reported, a number of pay-parity audits have been performed since 2019. In our large mature markets where there is depth of roles, number of employees and representation across the different genders, the unadjusted or sometimes commonly known as the raw pay gap is negligible (&lt;1%), showing progress in female representation and our conscious commitment to fair pay for roles of equally substantive context or level of work (Median raw gap is R0.359 million vs R0.356 million, females vs males for guaranteed pay). The adjusted pay gap measures the difference in pay between women and men after accounting for factors that can fairly determine pay, such as job role, tenure, experience and or education to name a few factors. In a regression model, we tested multiple factors that we had available in our data sets to ensure comparability, such as job title and grade, tenure, age and education skill level to determine how well these factors when used in a statistical model can predict the pay gap. The result of the statistical model is a coefficient of determination or R-squared (R&sup2;) highlighting the largest factors impacting pay. As expected, job title and grade has the highest impact on R&sup2; with tenure and education having a marginal impact. When the other factors are tested in the regression model, the resultant increase in the R&sup2; is negligible (less that 1 percent) i.e. factors such has gender, ethnicity and age have no statistical effect on the model. This again highlights how we continue to drive practices of fair pay management and that we do not discriminate on unfair practices. Ongoing analysis continues to indicate no material concerns or unfair outcomes. We will continue to focus on ensuring consistent job architecture across operations to ensure comparability of roles and employees occupying those roles. We intend to continue to track our pay parity and gender pay gaps, and are committed to addressing any unfair or unjustified anomalies should they become evident. Compelling benefits for employees at lower levels Our people are our most important asset. We aim to deliver value to our people through a combination of approaches, centred around ‘empowering our workforce’, and constantly reassessing and revisiting our benefits to employees. While offering a competitive take-home pay is the foundation of these efforts, there are many other aspects which contribute to caring for our employees financially. We pride ourselves on the benefits which we offer to our on-site employees, and seek to ensure that these are fair and optimised across our operations. We also aim to assist employees in maximising their take-home pay through financial wellness education. Furthermore, we emphasise the importance of retirement planning and retirement funding as an essential part of our employees’ long-term financial wellbeing. Our retirement schemes provide life staging support options to enable agile investment plans in line with personal preferences. We also encourage our employees to reach their full potential in their careers through our structured career growth model which aligns technical, generic and leadership skills development in line with career paths to support personal growth aspirations as well as business needs. Nonetheless, determining and overseeing ‘fair pay’ remains a complex issue and requires clear rules and principles, aligned to a talent strategy and supported by a policy and governance framework. We believe we have those in place but readily refine them as needs be in pursuit of ensuring equity and fairness in the business. In South Africa, each operational unit is subject to independent wage negotiations at pre-determined and agreed frequencies. At the Operator level (Category 4–8) in South Africa, the average earnings are indicated in the table below, taking into consideration guaranteed and variable pay as well as the average training cost per employee. This amounts to an annual total value of R369,120. (See further details available on page 147, reflecting effort and cost for developing and empowering employees). Average 2024 pay (in rand) at operator level (Cat 4-8)1: 24,341 4,722 1,697 30,760 369,120 Included in the above: Basic pay Shift allowance Avg. Training cost based on all type of training intervention (learnerships, leadership, core training, Care for iMali etc.) Holiday leave allowance Stand by allowance Medical subsidy Skills allowances Living out allowance Transport allowances Retirement fund contribution Bonuses (all) Risk contributions Overtime (all) Base pay plus guaranteed benefits (per month) Variable pay (Allowances, Overtime, Bonus per month) Other benefits (Training per month) Total cost to company per month Annual cost to company STI outcomes As set out in Part 2 of this report, STI payments are based on measuring and rating the performance of executives against delivery on operational measures that are included in the Group’s Operational delivery scorecard combined with the assessment of their personal/strategic objectives which are contained in their individual Personal/Strategic scorecards. At the executive level, the overall result is a combined score applying a weight of 70% and 30% respectively to the scorecard outcomes. The Operational delivery scorecard results, which apply to the C- suite executives are set out in the following tables. The overall group operational delivery performance was evaluated at 86.3%. This is equivalent to a score of 2.7 on the scale of 1 – 5 where 3 represents an ‘On target’ score. For assurance, a ‘factual findings review’ by the auditors is conducted before finalising the performance-linked remuneration outcomes. There was a small moderation of a few performance targets initially agreed to by the Remuneration Committee at the start of the year as is allowed for in our policy (see Part 2 above) in instances where there were circumstances which arose during the year for which management could not reasonably be have been expected to cater for and which would have an negative impact on the ability for continued safe production or when it was agreed that management should pursue an alternative operational plan from the original business plan in order to enable the delivery of superior business outcomes from the original plan as deemed appropriate under the circumstances arising. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 233 1 Category 4 to 8 employees represent entry level to semi-skilled employment. These employees are in Patterson A and B band. Most employees start their career in Category 4 (Patterson A4) as a General Workers, with opportunities for advancement through the categories as their skills improve. Category 8 employees are mostly semi-skilled with the bulk of employees employed as Team Leaders (Patterson B and C-Lower)

These moderations were as follows: South Africa PGMs: It was decided to close down Marikana 4B shaft which had become unprofitable by late 2023 due to depleted reserves and a low-price environment. It had been operating on a contingent month-by- month basis until it was agreed (together with unions) to stop production in March. As a result, no production could be expected from this shaft despite its having been included in the original plan for the year. In addition, despite an initial expectation that there would be substantial development of ventilation circuits to support Bambanani shaft’s production, a later detailed review identified a preferable alternative that would require less development metres and reduced cost combined with a deferral of expenses into 2025. These changes reduced several of the PGM initial KPI targets but very marginally so (between 1% – 2% of the original targets). In any event, despite these changes, the SA PGM operational scorecard still resulted in a score of 0% for both the Production and the Cost KPIs and the scores for the Developed State KPI were unaffected for on-reef development and only fractionally advantaged for off-reef development. Americas region: In the Americas, the US PGM operations underwent a significant restructuring in Q4 in order to mitigate cash outflows amid a very weakened PGM price environment. Given the uncertainty around the restructuring process, revised targets were agreed to which incorporated actual performance data for Q4 instead of the originally planned production which had become irrelevant and was no longer applicable. The impact of these changes on the KPIs ranged from 3% to 14% and management were then assessed against the revised operational plan accordingly as shown in the tables below. Australia region: In Australia the operations at the New Century mine were disrupted by a regional bushfire of extraordinary ferocity and magnitude in October 2024, leading to lost production. However swift response and recovery efforts ensured that full operational capacity was restored by December. Appropriate firebreaks had been in place to the maximum permitted width allowed under environmental protection regulations but this had still proved insufficient to prevent the fire’s progress onto the mine’s property and infrastructure. An independent expert was brought in to assess the adequacy of the operation’s risk mitigation and they confirmed that it had been fit for purpose for reasonably expected fires. As the impact was due to a force of nature beyond reasonable planning parameters, an adjustment to their production metrics was allowed for in their plan. Moderations were made to reflect production losses, cost savings, and budgeted remediation expenses. The impact of these changes on the various KPIs ranged between 3% (for Cost related KPIs) and 11% (for the Production related KPIs). Despite this, the resultant score for Production in the scorecard still came out at 0% and the results for the Cost KPIs were only slightly advantaged. Southern African region (60% contribution to Group) SA gold operations (34% contribution to Southern African region) Safety 30% Serious Injury Frequency Rate (per million hours) 40% 3.00 2.73 2.59 2.78 81.5% Injuries with Potential for Loss of Life (IPLL) per million hours 20% 1.05 0.95 0.89 0.71 200.0% Fatal Risk Focus: GMS process maturity audit conducted and plans implemented to ensure full compliance. Exemptions approved. 20% Assess GMS process maturity utilising the revised audit protocol. Action plans and exemptions approved. Execute 100% of approved actions scheduled for completion during 2024, by year-end. Execute 20% of approved actions scheduled for completion during 2025, by year-end. All approved actions scheduled for 2024 completed with 5.6% of these more than three months after the scheduled completion date; 50% of approved actions scheduled for 2025 completed in 2024. 194.4% Fatal Risk Focus: “I believe that I can do my work safely without getting injured” Survey and improve perceptions. 20% Develop a questionnaire and survey process. Conduct a culture survey. Develop action plans, leadership intervention to change perception/ culture. Action plans approved by SVP. Resurvey and achieve 30% improvement on established base by year-end. Action plans formulated with regression from base in the resurvey after leadership intervention. 100.0% Production 30% Gold produced (kg) 100% 19,278 21,420 21,955 16,872 0.0% Cost 20% Underground operating cost (R/ underground ton milled) (ORD expensed, excluding capex and non- controllables) 50% 5,019 4,563 4,449 5,429 0.0% Total operating cost (R/ kg produced) (Surface and U/G kg's) (ORD expensed, excluding capex and non- controllables) 50% 1,056,970 960,882 936,860 1,286,170 0.0% KPI Weight Parameter Sub- weight Threshold On Target Maximum Performance achieved Rating0% 100% 200% OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 234

Developed state 20% Primary on-reef development (m) 50% 5,083 5,648 5,789 6,151 200.0% Primary off-reef development (including Capex) (m) 50% 16,855 18,728 19,196 18,144 68.8% SA gold operations result 66.3% SA PGM operations (66% contribution to Southern African region) Safety 30% Serious Injury Frequency Rate (per million hours) 40% 2.45 2.23 2.12 1.76 200.0% Injuries with Potential for Loss of Life (IPLL) per million hours 20% 0.73 0.66 0.62 0.50 200.0% Fatal Risk Focus: GMS process maturity audit conducted and plans implemented to ensure full compliance. Exemptions approved. 20% Assess GMS process maturity utilising the revised audit protocol. Action plans and exemptions approved. Execute 100% of approved actions scheduled for completion during 2024, by year-end. Execute 20% of approved actions scheduled for completion during 2025, by year-end. All approved actions scheduled for 2024 completed with 1.4% of these more than three months after the scheduled completion date; 29% of approved actions scheduled for 2025 completed in 2024. 198.6% Fatal Risk Focus: “I believe that I can do my work safely without getting injured” Survey and improve perceptions. 20% Develop a questionnaire and survey process. Conduct a culture survey. Develop action plans, leadership intervention to change perception/ culture. Action plans approved by SVP. Resurvey and achieve 30% improvement on established base by year-end. Action plans formulated with 17.6% improvement from base in the resurvey after leadership intervention. 158.7% Production 30% Ounces produced ('000 4E oz) 90% 1,642 1,824 1,870 1,616 0.0% Chrome produced ('000 tonnes) 10% 2,759 3,066 3,142 2,666 0.0% Cost 20% Underground operating cost (R/ underground reef ton hoisted) (ORD capitalised, excluding capex and non- controllables) 45% 1,980 1,800 1,755 2,039 0.0% Total operating cost (R/4E oz produced) (Surface and U/G oz's) (ORD expensed, excluding capex and non-controllables) 45% 23,806 21,642 21,101 24,143 0.0% Chrome operating costs at managed processing plants (R/t) 10% 349 317 310 375 0.0% Developed state 20% Primary on-reef development (m) 50% 57,880 64,312 65,919 66,544 200.0% Primary off-reef development (including Capex) (m) 50% 36,184 40,204 41,209 40,398 119.3% SA PGM operations result 89.4% Southern African region result 81.5% KPI Weight Parameter Sub- weight Threshold On Target Maximum Performance achieved Rating0% 100% 200% OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 235

American region (25% contribution to Group) PGM mining operations (75% contribution to American region) Safety 30% Serious Injury Frequency Rate (per million hours) 40% 3.91 3.55 3.37 6.43 0.0% Injuries with Potential for Loss of Life (IPLL) per million hours 20% 1.59 1.43 1.35 1.22 200.0% Fatal Risk Focus: GMS process maturity audit conducted and plan implemented to ensure full compliance. Exemptions approved. 20% Assess GMS process maturity utilising the revised audit protocol and exemptions approved. Execute 100% of approved actions scheduled for completion during 2024, by year-end. Execute 20% of approved actions scheduled for completion during 2025, by year-end. Approved plans available for 11 out of 18 applicable GMS by end August 2024; 95.2% of approved actions scheduled for 2024 completed on these plans all within three months of scheduled completion date; no approved actions scheduled for 2025 completed on these plans in 2024. 58.2% Fatal Risk Focus: "I believe that I can do my work safely without getting injured" Survey and improve perceptions. 20% Develop a questionnaire and survey process. Conduct a culture survey. Develop action plans, leadership intervention to change perception/ culture. Action plans approved by SVP. Resurvey and achieve 30% improvement on established base by year-end. Action plans formulated with regression from base in the resurvey after leadership intervention. 100.0% Production 30% Returnable 2E PGM produced ('000 oz) 100% 377.7 419.7 430.2 425.8 158.6% Cost 20% Underground operating cost ($/ underground reef ton milled) (ORD capitalised, excluding capex and non- controllables) 50% 288 262 255 275 50.4% Total operating cost ($/ oz produced excluding recycling)(ORD expensed, excluding capex and non- 50% 1,425 1,295 1,263 1,283 137.1% Developed state 20% Total development advance (equivalent ‘000 ft) 80% 64.6 71.8 73.6 59.1 0.0% Diamond Drilling ('000 drill ft) 20% 621 690 707 708 200.0% PGM mining operations result 95.8% Columbus recycling operations (25% contribution to American region) Production 40% Recycling receipts (tonnes received per day) 33% 9.5 10.6 10.9 10.7 138.9% Total ounces Fed ('000 3E oz) (post 96% recovery factor) 67% 286.2 318.0 326.0 316.5 95.2% Cost 30% Net profit margin (%) 50% 4.8% 5.3% 5.4% 4.2% 0.0% Recycling EBITDA (US$ million) 50% 14.6 16.2 16.6 11.6 0.0% Developed state 30% Working Capital: Days of inventory on hand based on average tpd received during the last quarter 100% 7.00 5.00 4.00 5.03 98.7% Columbus recycling operations result 73.4% American region result 90.2% KPI Weight Parameter Sub- weight Threshold On Target Maximum Performance achieved Rating0% 100% 200% OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 236

European region (10% contribution to Group) Sandouville operations (40% contribution to European region) Safety 30% Total Recordable Injury Frequency Rate (per million hours) 50% 5.35 3.56 1.78 3.98 76.5% Fatal Risk Focus: GMS process maturity audit conducted and plans implemented to ensure full compliance. Exemptions approved. 30% Assess GMS process maturity utilising the revised audit protocol. Action plans and exemptions approved. Execute 100% of approved actions scheduled for completion during 2024, by year-end. Execute 20% of approved actions scheduled for completion during 2025, by year-end. All approved actions scheduled for 2024 completed with 7.1% of these more than three months after the scheduled completion date; 21% of approved actions scheduled for 2025 completed in 2024. 192.9% Fatal Risk Focus: “I believe that I can do my work safely without getting injured” Survey and improve perceptions. 20% Develop a questionnaire and survey process. Conduct a culture survey. Develop action plans, leadership intervention to change perception/ culture. Action plans approved by SVP. Resurvey and achieve 30% improvement on established base by year-end. Action plans formulated with 9.1% improvement from base in the resurvey after leadership intervention. 130.3% Cost 70% Fixed costs (€ million) excluding allocated costs and feasibility project costs 30% 45.9 41.7 39.7 39.5 200.0% Variable costs (€/tonne Ni produced) 30% 2.72 2.47 2.35 1.79 200.0% EBITDA (€ million) based on price received after hedging excluding allocated costs and feasibility project costs 40% -38.8 -35.3 -33.5 -30.8 200.0% Sandouville operations result 176.7% Keliber lithium project (40% contribution to European Region) Safety 30% Total Recordable Injury Frequency Rate (per million hours) 50% 7.12 4.07 3.05 11.91 0.0% Fatal Risk Focus: GMS process maturity audit conducted and plans implemented to ensure full compliance. Exemptions approved. 30% Assess GMS process maturity utilising the revised audit protocol. Action plans and exemptions approved. Execute 100% of approved actions scheduled for completion during 2024, by year-end. Execute 20% of approved actions scheduled for completion during 2025, by year-end. All approved actions scheduled for 2024 completed within 3 months of the scheduled completion date; 25% of approved actions scheduled for 2025 completed in 2024. 200.0% Fatal Risk Focus: “I believe that I can do my work safely without getting injured” Survey and improve perceptions. 20% Develop a questionnaire and survey process. Conduct a culture survey. Develop action plans, leadership intervention to change perception/ culture. Action plans approved by SVP. Resurvey and achieve 30% improvement on established base by year-end. Action plans formulated with regression from base in the resurvey after leadership intervention. 100.0% Production 35% Project Schedule Performance Index (SPI) 100% 0.90 1.00 1.05 0.89 0.0% Cost 35% Project Cost Performance Index (CPI) 100% 0.90 1.00 1.05 0.97 68.7% Keliber lithium project result 48.0% KPI Weight Parameter Sub- weight Threshold On Target Maximum Performance achieved Rating0% 100% 200% OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 237

Strategic projects (20% contribution to European region) Developed state 100% Feasibility work on repurposing Sandouville for pCAM production. 70% Pre-feasibility study work completed enabling decision on advancement to definitive feasibility study. Threshold + one month work conducted on definitive feasibility study. Threshold + two months work conducted on definitive feasibility study. PFS work not completed enabling a decision on advancement to definitive feasibility study. 0.0% Grants to support investment in establishing pCAM operation. 30% Applications submitted to 2 grant schemes (EU Innovation fund and C3IV). 1 firm commitment to provide grant funding secured subject to conditions precedent and finalisation of funding amount. 2 firm commitments secured to provide grant funding subject to conditions precedent and finalisation of funding amount. Firm commitment secured for Innovation Fund; confirmation received that Gallicam project would be eligible for C3IV funding though financial health of applying company could not be improved to enable qualification. 200.0% Strategic projects result 60.0% European region result 101.9% Australian region (5% contribution to Group) Century operations (100% contribution to Australian region) Safety 30% Total Recordable Injury Frequency Rate (per million hours). 50% 4.00 3.33 0.00 7.25 0.0% Fatal Risk Focus: GMS process maturity audit conducted and plans implemented to ensure full compliance. Exemptions approved. 30% Assess GMS process maturity utilising the revised audit protocol. Action plans and exemptions approved. Execute 100% of approved actions scheduled for completion during 2024, by year-end. Execute 20% of approved actions scheduled for completion during 2025, by year-end. All approved actions scheduled for 2024 completed within 3 months of the scheduled completion date; no actions scheduled for 2025 to bring forward into 2024. 200.0% Fatal Risk focus: Fatal elimination plan approved. Implementation of approved fatal elimination plan actions per area. 20% A system implemented to measure compliance to critical controls and life-saving behaviours, on a monthly basis. Fatal elimination plans approved for all areas by end Q3 & ≥90% of employees signed a moral commitment to uphold critical control and behaviours by year- end. 100% of 2024 actions executed of approved fatal elimination plan by year-end. 97% of staff signed up to moral commitment. Fatal elimination plan approved with 100% of 2024 actions executed. 200.0% Production 35% Payable zinc metal tonnes produced (tonnes) 100% 83,873 88,287 92,701 82,338 0.0% Cost 35% Almost All in Sustaining Cost (AAISC, AUD) per payable zinc tonne – produced basis not sold. Equal to AISC less susCAPEX. 50% 3,412 3,249 3,087 3,157 156.6% Cost per tonne of payable zinc metal over ships rail – produced basis not sold (AKA Century1 costs in AUD). 50% 2,246 2,139 2,032 2,010 200.0% Century operations result 92.4% Australian region result 92.4% Overall group result 86.3% KPI Weight Parameter Sub- weight Threshold On Target Maximum Performance achieved Rating0% 100% 200% The performance in terms of personal/strategic delivery of the CEO and CFO is provided in the following summaries of their scorecards. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 238

For both executives, the scores from their Personal/Strategic scorecards carry a 30% weight towards their overall STI score with the Operational scorecard carrying a 70% weight. As indicated in Part 2, the rating scale ranges from 1 to 5 where 3 represents the desired Target or outcome and corresponds with a 100% score on the STI scale with 4 representing a Stretch/Above target outcome and 5 would be at Super Stretch or maximum representing a 200% score. Scores are determined linearly between the range limits. Personal / Strategic delivery – Neal Froneman – CEO Protect and enhance the Balance Sheet 40% Strategies executed to secure sustainable cost profiles through a down cycle Restructuring of the South Africa region operations and Montana mining operations substantially completed conducive to operational sustainability in a challenging economic context 4.2 Further required restructuring steps mapped out to address loss-making operations with the Sandouville nickel matte feedstock contract terminated effective from 31 December 2024 Effectively addressed disruptive factors including the cyber attack and the Appian legal case without distraction of focus from strategic priorities for the future of the business Financial strategy pursued to preserve key financial ratios within covenants Raised non-debt capital of $100 million through the gold pre-pay Further $600-700 million non-debt financing through streams and prepays subject to final approval technicalities Protected the balance sheet through other measures to mitigate financial risk including a temporary covenant uplift, and gold and currency hedging programmes Realisation of value from non-core assets Beisa sale contract concluded with Neo Energy providing immediate cash benefit and assumption of operating liabilities, with ongoing exposure to the commercial potential of the asset Agreed the disposal of Blue Ridge to Mantengu Mining that liberates value from the asset under which the acquirer assumes loans with a total value of R1.1 billion and takes on ongoing care and maintenance in a socially sensitive area Keliber financing strategy with managed debt exposure EUR500 million green loan raised to finalise Keliber financing requirements maintaining strong liquidity Strong lender ratings enabled debt refinancing and upsizing on favourable terms Government measures secured to safeguard profitability of domestic strategic mineral mining Discussions with US treasury to extend 45X tax credits to critical minerals mining and processing resulting in eligibility for a cash inflow of $220 million Discussions with US authorities regarding measures to protect strategic domestic supply of palladium in the US Retain optionality for the corporation’s growth into a geographicall y diversified green metals and energy solutions business 20% Effective and prudent dynamic capital allocation Solid progress on the Keliber capital programme with adaptation to market conditions and unexpectedly strenuous permit conditions 3.8 Optionality maintained through prudent capital allocation on a strong portfolio of organic growth opportunities being advanced through the capital investment pipeline including Rhyolite Ridge, GalliCam, and replacement ounces to sustain the South Africa PGM 10+ year production profile along with the other specific opportunities specifically covered under other strategic focus areas Business model for value realisation from uranium assets Strategic partnership concluded to support development of the uranium business Validated opportunities to realise value from Australia asset base Advanced Mount Lyell into the next phase of feasibility study based on positive results from the class 3 work Initiated the PhosOne feasibility study with North West Phosphate to determine potential for extending the productive life of Century infrastructure Expanded North America recycling footprint delivering value Reldan effectively integrated and delivering well with EBITDA growth to above the transaction rationale Influence SA business leadership to resolving issues affecting business competitiven ess in South Africa 20% Strategic direction and progress on the B4SA crime and corruption workstream Established BACSA as a standalone entity through which to channel the business activities that form part of the B4SA crime and corruption workstream 3.9 Established an agreed scope of the crime and corruption collaborative workstream between business and government in South Africa Instrumental in raising pledges approaching R100 million required to support the budget for business supported activities in the programme to combat crime and corruption Business advocacy influencing government measures to promote private sector competitiveness As part of business leadership in South Africa meaningfully influenced measures taken by the South African government to improve public service delivery and shape a policy environment creating conditions more conducive to business led inclusive economic growth with acceleration secured post formation of the government of national unity Organised business engagement strategy formulated to relate with the post-election national government Significant impact in the South African business leadership contingent that influenced development of the government of national unity's working arrangements and relationships with business Priorities for 2024 Weight Strategic focus areas Performance OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 239

Building an innovative, profitable, future ready and stakeholder centric ethos 20% Structured transformative process translating strategic intent into organisational practice Programme designed and launched to reinvigorate our values as the guide for operating practice 3.5 While continued improvement on key safety indicators reflects reducing safety risk, disregard for values that resulted in eight fatalities in mine accidents is indicative of shortcomings in securing values-based behaviour and the extent of the gap to be bridged Region strategies matured and in execution under high calibre region leadership teams in support of attaining the planned positioning of the corporation Mobilisation arrangements established under C-suite leadership to instil the innovative, profitable, future ready and stakeholder centric ethos into business and operating practices across the group Evidence of progress towards adopting an innovative, profitable, future ready and stakeholder centric ethos Significant advances in applying digital technologies for business and operating effectiveness with digital enablement of the organisation Good progress in instilling a culture of innovation through encouragement of the behaviours and habits that are conducive to innovation Refreshed the group strategic sustainability framework with focus on enhancing delivery of shared stakeholder value Influenced the course of the consolidated mining standards initiative through ICMM and WGC shaping a progressive future for the mining standards landscape Pilot demonstration of value through adoption of pathfinders and strategic differentiators in the regions Implemented new collaborative models of community engagement that are proving effective in enhancing community welfare and securing recognition for the company as an integral partner in the socio-economic ecosystem Advanced a new model in the WGC chair role through the Gold 247 concept that transforms the global gold markets to improve the accessibility, relevance and confidence in gold Glint making headway in shaping new applications for tokenised gold with strategic backing from authorities Overall rating 3.9 Priorities for 2024 Weight Strategic focus areas Performance OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 240 Cooke 1 Water treatment plant, SA gold operations

Personal/Strategic delivery – Charl Keyter – CFO Priorities for 2024 Weight Strategic focus areas Performance Strategic Financial Management 50% Enhance the balance sheet through covenant and non- debt instruments Executed on the following Balance Sheet measures: • Covenant uplift (3.5X for 12 months, 3.0X for 6 months and 2.5X thereafter) • Currency hedging (SRPM and WPL) • ZAR Gold prepay ~US$100 million • Chrome prepay transaction initial US$50 million received in December 2024. In progress: • US$500 million stream agreement signed, SARB approved with funds expected to flow in Q1 2025 4.5 Maintain liquidity within a targeted range Liquidity maintained between 4.5X and 5.0X one month's Opex & Capex throughout the year, given profitability headwinds (Target &gt;2.0X). Structuring of financing on credible terms • Rand Revolving Credit Facility upsized from R5.5 billion to R6.0 billion on similar terms during August 2024. Executed additional R500 million accordion during December 2024 increasing the Rand Revolving Credit Facility to R6.5 billion. • Keliber €500 million financing executed as a Green Loan on eight-year term at estimated average margin of 2.01%. Profitability and margin management • EBITDA – Planned ~R14 billion, with actual achieved of R14.6 billion (pro-forma including 2024 Section 45X Production Tax Credit) • EBITDA positive impact – Section 45X Production Tax Credit of R2.2 billion (2023) and R1.6 billion (2024) • EBITDA negative impact – Gold produced (-17%), SA PGM (-11%), US PGM (-6%), Sandouville (-12%) and Reldan (no budget) • Net Income – Planned minus R5.0 billion with actual achieved of minus R1.6 billion, and normalised for unplanned US impairment of R7.5 billion was positive R5.9 billion Financial systems and structures 15% Improve cash management through appropriate treasury structure • Domestic Treasury Management Company – Decided not to follow the DTMC route due to the R5 billion limit imposed by the SARB which is insufficient for our needs. • Global Treasury Management Company – UK based entity incorporated. The stream proceeds was received on 28 February 2025 in the GTMC. 3.3 Enhance financial reporting, budgeting, forecasting and consolidation system/s SAP S4 roadmap development finalised leading to 2027 end of current version/system support: • SAP Roadmap developed, presented, and signed off at the ICT Group Steering committee. • Project on track to commence early 2025. Budgeting/Reporting and Consolidation project – project tendered, awarded and registered during 2024, with execution started in 2024 for go-live in 2025 • Project Scope signed, and tender process completed. • Vendor adjudication completed. • First steering committee meeting was held. • The SAP Analytics Cloud provisioning by SAP has been completed. Risk Management 25% Improve risk management through implementation and utilisation of an effective platform Continued use of Inclus risk management platform at Group Strategic level and successfully rolled out at Regional level. Reporting to Risk Committee done in line with the use of the platform. 3.5 Continuous improvement and strengthening of the corporation's governance systems Work completed and awaiting external audit sign off on remediating material weaknesses including implementation of new controls and assistance with control execution. Innovation 10% Embed financial innovation culture The Finance, Risk and ICT team exceeded expectations with respect to the innovation culture process. Extensive time committed to progressing the ‘we will understand innovation’, and ‘we will invite everyone to innovate’ steps of the process. The team was the first in the Group to complete their challenge process which resulted in 25 well- constructed initiatives in response to their innovation ambition, strategy, and challenge. The team has discovered a number of cultural enablers to innovation, the institutionalisation of which will be a key focus in 2025. 4.0 Overall rating 4.0 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 241

STI outcomes for executive directors and prescribed officers for 2024 The table below sets out the STI outcomes for 2024 based on the Operational and Personal/Strategic scorecard results for each executive showing the amounts of the cash portion and the deferred share-price-linked portion of the STI awards. The overall outcome was determined by the combined weighted score from the two scorecards applying a 70% weight for the Operational score and a 30% weight for the Personal/Strategic score. In determining the final STI awards, the Remuneration Committee needed also to review and determine the impact of fatality outcomes in 2024 and to decide on any deductions to be made in accordance with the agreed basis of assessing the improvement of the 2024 Fatal Incident Frequency Rate (FIFR) against the prior three-year FIFR average. (See page 224 in Part 2 for details.) The FIFR for 2024 for the Group was 0.051 which represents an improvement of 34% over the prior three year’s average FIFR for the Group of 0.077. Since this is an improvement of more than 20% and noting also the year-on-year reduction in the number of fatalities, the Remuneration Committee determined that no FIFR deduction should be applied in respect of 2024 cash STI payments. The Remuneration Committee also determined that no malus deduction was warranted. STI outcomes for 2024 Executive Operational delivery Personal/ strategic delivery Overall delivery TGP (000’s) Cash incentive (000’s) Value of deferred share-based award (000’s) Neal Froneman RSA 86.3% 145.0% 103.9 % R8,068 R7,126 R4,750 USA US$494 US$436 US$291 Charl Keyter 86.3% 150.0% 105.4 % R8,814 R6,967 R4,645 Charles Carter 90.2% 150.0% 108.1 % US$756 US$613 US$409 Lerato Legong 86.3% 130.0% 99.4 % R5,784 R4,312 R2,874 Melanie Naidoo-Vermaak 86.3% 135.0% 100.9 % R6,213 R4,702 R3,134 Mika Seitovirta 101.9% 130.0% 110.3% €471 €389 €259 Richard Stewart 81.5% 145.0% 100.6 % R8,090 R6,101 R4,067 Robert van Niekerk CTIO 1 ZAR 86.3% 135.0% 100.9 % R5,811 R1,832 R1,221 USD US$436 US$193 US$128 Robert van Niekerk CRO Australia ZAR 92.4% 140.0% 106.7 % R1,453 R476 R317 USD US$109 US$51 US$34 Themba Nkosi 86.3% 135.0% 100.9 % R5,935 R4,491 R2,994 1. Robert van Niekerk has a dual responsibility as Chief Technical and Innovation Officer and Chief Regional Officer Australia and moved to a US$ denominated package effective 1 June 2024. His short term incentive was determined proportionally at 80% and 20% of the full time rate in respect of his performance in these roles with pro rata apportionment to his service based in South Africa and the United States LTI awards and outcomes LTI awards made in March 2024 Details for the determination of the conditional (performance) share-price-linked LTI awards made to executive directors and prescribed officers on 1 March 2024 are shown in the table below. The applicable Sibanye-Stillwater share prices used to determine the number of LTI share-price-linked units for each executive (determined by dividing the share price into the value of the award) was R21.19 per share and US$4.50 per ADR. These are the 30-day VWAP values of the shares immediately prior to the date of the award. In addition, the Remuneration Committee determined the applicable floor and cap share prices at that time using the moderating mechanism introduced in 2023 (and which is described in Part 2 above). These were, respectively, R19.76 and R34.18, respectively for the JSE-listed shares and US$4.26 and US$7.41 for the ADRs. As such, the 30-day VWAP price sat between the floor and cap price levels at this time, so no moderation was required to the 30-day VWAP price used to determine the number of LTI units granted in this instance. These LTI awards are subject to the performance conditions in effect at the time when vesting is due which will result in a portion or multiple of these share unit awards actually vesting, in a range between 0 and 250% of the units awarded. This will be evaluated over the five year performance period that comprises the two trailing years before the date on which the awards were made in 2024 together with the three prospective years from the date of award up until the vesting date on 1 March 2027. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 242

2024 LTI awards Executive % of annual TGP awarded Value of share price linked LTI award (000's) Number of LTI share price linked units awarded Neal Froneman 115.0 % R9,279 437,823 US$569 126,415 Charl Keyter 90.0 % R7,933 374,312 Charles Carter 90.0 % US$680 151,212 Laurent Charbonnier 90.0% £475 538,086 Lerato Legong 90.0 % R5,206 245,647 Melanie Naidoo-Vermaak 90.0 % R6,475 305,552 Mika Seitovirta 90.0% €424 409,774 Richard Stewart 90.0 % R7,281 343,568 Robert van Niekerk 90.0 % R6,538 308,486 Themba Nkosi 90.0 % R5,342 252,068 Note: The number of share units for US$ denominated awards refers to ADR’s, while, for other non-South African currencies, the awards are made in terms of Sibanye-Stillwater shares with a R value converted from the relevant foreign currency using a representative exchange rate LTI awards made in March 2025 The details for the determination of share-price-linked, cash-settled LTI awards for executive directors and prescribed officers on 1 March 2025 are shown below. LTIs are awarded in accordance with the on-target percentages as stipulated in the senior management incentive plan approved by the Board as presented in Part 2 of this report. The fair value awards presented in the table below are determined based on annual TGP post the approved March 2025 increases and will be subject to the assessment of the performance conditions, which will determine the actual number of share units vesting in March 2028 (in the range from 0 to 250%). The awards will be cash-settled after three years, taking into account the performance conditions and share price appreciation by the time of settlement. As for the LTI awards made from 2023, the basis on which these share-price-linked awards are determined in March 2025 is explained in Part 2 of this report. The applicable share prices used this year to determine the number of share-price-linked units for each executive (determined by dividing the share price into the rand value of the award) was R15.92 per share for the JSE listed shares and US$3.67 per ADR for the NYSE- listed shares. These are the 30-day VWAP values of the shares immediately prior to the date of the award. In addition, the Remuneration Committee determined the applicable floor and cap share prices at that time using the moderating mechanism introduced last year (and which is described in Part 2 above). These were, respectively, R15.54 and R22.35 for the JSE-listed shares and US$3.43 and US$5.00 for the ADRs. As the 30-day VWAP falls between the floor and cap prices, it was the 30-day VWAP price that was applicable, and no moderation was required to the price used to determine the number of LTI units awarded in this instance. 2025 LTI awards Executive % of annual TGP awarded Value of share price linked LTI award (000's) Number of LTI share price linked units awarded Neal Froneman 115.0 % R9,696 609,021 US$584 159,237 Charl Keyter 90.0 % R8,290 520,676 Charles Carter 90.0 % US$700 190,750 Lerato Legong 90.0 % R5,440 341,700 Melanie Naidoo-Vermaak 90.0 % R5,844 367,044 Mika Seitovirta 90.0% €431 522,979 Richard Stewart 90.0 % R9,940 624,344 Robert van Niekerk 90.0 % US$505 137,547 Themba Nkosi 90.0 % R5,582 350,632 Note: The number of share units for US$ denominated awards refers to ADRs, while for other non-South African currencies, the awards are made in terms of Sibanye-Stillwater shares with a R value converted from the relevant foreign currency using a representative exchange rate Vesting outcomes for 2021 LTI awards that vested in March 2024 Outcomes for each of the performance conditions rTSR performance condition Over the three-year performance period to March 2024, the rTSR (relative total shareholder return) vesting percentage was evaluated at 0.0%. This was due to the fact that Sibanye-Stillwater’s annualised TSR of -27.04% over the vesting period was lower than the average TSR of the market capitalisation weighted peer group which came in at -12.76% This factor carries a 50% weight in the total LTI vesting determination. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 243

ROIC performance condition The ROIC (return on invested capital) over the 2021, 2022 and 2023 financial years was determined at 27.05% and exceeded the ‘super stretch’ target, thereby attaining a score of 250%. As set out in Part 2 above, the hurdle to attain a ‘super stretch’ score is set at exceeding the (five to 10-year SARB long bond rate + 7%), which, in this instance, amounted to 9.84% + 7% = 16.84%. Since this hurdle is exceeded by over 10% the ROIC element of the vesting determination was evaluated at 250%. This factor carries a 30% weighting in the overall Performance condition. Sustainability/ESG performance condition An ESG element was introduced as a third performance condition for all LTI awards made from March 2021 onwards. It carries a weight of 20% towards the overall vesting score. With the March 2021 awards now vesting, this ESG performance condition has been applied for the first time. ESG performance was determined using the evaluation frameworks presented in our 2020, 2021 and 2022 remuneration reports. Performance was evaluated by comparing the outcomes achieved with targets that had been set objectively. Meeting the target results in a score of 100%, with a shortfall below the target resulting in a 0% outcome. Achieving a ‘stretch’ level of delivery results in a 200% performance rating and if an exceptional ‘super stretch’ target can be achieved it would translate in a 250% score for that factor. This spectrum of targets aligns with the other 0 to 250% ranges applicable for the other two LTI as detailed in Part 2 above. The aggregate ESG score for the three year period came to 119.9%. This was the average of the annual scores for each of the years namely; 147.5% for 2021, 116.4% for 2022 and 95.8% for 2023. The detail for each of the years, per indicator and per target is available in supplemental information, https://www.sibanyestillwater.com/ news-investors/reports/annual/ The outcomes of the scoring for the ESG scorecards are shown for each of the three years in the tables below. 2021 ESG scorecard outcome Environmental (30%) Carbon and climate Energy and fuel efficiency 100% 158.3%Land management and closure Concurrent rehabilitation 133% Tailings management 200% Water conservation and demand management Water intensity 200% Social (40%) Safety and wellness Healthcare strategy 100% 112.5% Community partnerships Social compact/GNA 150% Transformation Community development 100% 100% Diversity and inclusion 100% Human rights No human rights infringements 100% Governance (30%) Ethics Code of conduct 200% 183.3% Corporate governance Management policies, systems and disclosure 250% Compliance IT Governance, cybersecurity and data privacy 100% 100% Approval frameworks 0% Social and labour plans 100% Environmental 200% Overall outcome 147.5% Element Strategic thrust Indicator Performance OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 244

2022 ESG scorecard outcome Developing a climate change-resilient business (40%) Group reduction in GHG emissions 200% 114.5% Water intensity and quality management 125% Responsive, proactive and responsible supply chains 33% Reduction in risk presented by tailings 100% Integrated post-mining economies (30%) Increase in concurrent rehabilitation 175% 91.7%Increase in stakeholder perception matrix 0% Percentage aligned socioeconomic alternatives 100% Human rights inside and outside (25%) Increase in Human rights engagement indicators 50% 163.0% Increase in equity and inclusion indicators – WiM, pay-parity, bursaries and learnerships 150% Increase in awareness of safety as a philosophy and system to reduce fatalities 250% Increase in health resilience indicators of our employees and door-step communities 175% Data driven and considered decision making (5%) Increase in robustness integrity of global Governance framework 50% 50.0% Overall outcome 116.4% Sustainability theme Indicators Performance 2023 ESG scorecard outcome Climate change resilient business (40%) Group reduction in GHG emissions (Scope 1 and 2) 200% 83.3% Water intensity and quality management 0% Responsive, proactive and responsible supply chains 100% Reduction in risk presented by tailings 200% Integrated post-mining economies (30%) Increase in concurrent rehabilitation 175% 137.5% Percentage aligned socioeconomic alternatives 100% Human rights inside and outside (25%) Increase in Human rights engagement indicators 100% 65.0% Increase in equity and inclusion indicators – WiM 0% Increase in awareness of safety as a philosophy and system to reduce fatalities 125% Increase in health resilience indicators of our employees and door-step communities 100% Data driven and considered decision making (5%) Increase in robustness integrity of global Governance framework 100% 100.0% Overall outcome 95.8% Sustainability theme Indicators Performance Combined outcome for LTI awards vesting in March 2024 The overall vesting result for the 2021 LTI awards, following the weighted combination of all three performance condition scores, came to 98.98%. In accordance with the Remuneration Committee’s decision relating to the Wolwepan and Rietpan environmental incident (mentioned above), a 5% malus deduction has then been applied to the vestings for members of the C-suite. The share price at which the vesting took place was R19.70 being the three-day VWAP applicable under the rules in 2021. This represents a 72% depreciation when compared to the share price at the time the award was made in 2021, which was R70.88 at that time. Combining the effect of the performance conditions, the malus deduction and the share price depreciation over the vesting period, only 26.1% of the value awarded vested to the executives in contrast to previous cycles which experienced higher performance condition outcomes and very significant share price appreciation. This is not an uncommon occurrence given the cyclical nature of commodities businesses and aligns the outcomes for management with those of shareholders over the period. Vesting outcomes for 2022 LTI awards that vested in March 2025 Outcomes for each of the performance conditions The vesting of the 2022 LTI awards in March 2025 is based on a four-year performance period comprising one trailing year from the date of the award and three prospective years until the vesting date. rTSR performance condition Over the performance period to 3 March 2025, the rTSR (relative total shareholder return) vesting percentage was again evaluated at 0.0%. This was due to the fact that Sibanye-Stillwater’s annualised TSR of -24.7% over the performance period was lower than the average TSR of the market capitalisation weighted peer group which came in at -2.6%. This factor carries a 50% weight in the total LTI vesting determination. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 245

ROIC performance condition The ROIC (return on invested capital) over the 2021, 2022, 2023 and 2024 financial years was determined at 18.9% and exceeded the ‘super stretch’ target, thereby attaining a score of 250%. As set out in Part 2 above, the hurdle to attain a ‘super stretch’ score is set at exceeding the (five to 10-year SARB long bond rate + 7%) which, in this instance, amounted to 9.8% + 7% = 16.8%. Since this hurdle is exceeded by 2.1% the ROIC element of the vesting determination was evaluated at 250%. This factor carries a 30% weighting in the overall Performance condition. Sustainability / ESG performance condition In contrast to previous years, in line with the basis for setting performance targets for each measuring point, the ESG performance for 2024 was evaluated through linear interpolation of the actual result between the points on the performance scale as compared with the discrete outcomes used in previous years dependent on which performance threshold had been met. Detail of the scoring for the 2024 ESG scorecard is presented below. See, the Sustainability scorecard of LTIs supplement for additional information. 2024 Sustainability scorecard outcome Climate change resilient business (50%) Group reduction in GHG emissions (Scope 1 and 2) 92% 138.1% GWh saved through demand side energy management (% reduction) 140% TWh of additional strategic energy contracted 109% Total water purchased 133% Number of operations completed water stewardship assessments 250% Reduction of risks by upgrading TSFs in accordance with GISTM 92% Human rights inside and outside (30%) Group TRIFR 128% 154.9% % of stoppages of unsafe workplaces by frontline employees 210% % of women in mining across the group 102% % of women in management 180% Integrated post mining economies (20%) New jobs created in alternative economies 125% 162.5% Number of regions in which socioeconomic models completed 200% Overall outcome 148.1% Sustainability theme Indicators Performance The aggregate sustainability score for the four-year period came to 127.0%. This was the average of the annual scores for each of the years namely; 147.5% for 2021, 116.4% for 2022 and 95.8% for 2023 presented above combined with the result for 2024 of 148.1%. See the Sustainability scorecard for the LTIs supplement, available www.sibanyestillwater.com/news-investors/reports/annual/ Combined outcome for LTI awards vesting in March 2025 The overall vesting result for the 2022 LTI awards, following the weighted combination of all three performance condition scores, comes to 100.4%. The Remuneration Committee determined that no malus should be applied to this vesting. The share price at which the vesting took place was R14.24 being the three-day VWAP applicable under the rules in 2022. This represents a 79.4% decline from the share price at the time of the award, which was R69.27. As a result the award value which vested to the executives was 20.6% of the implied value at the time of being awarded in 2022. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 246 K4 shaft, Marikana, SA PGM operations

Summary of share-price-linked cash-settled awards The table below sets out values of those remuneration elements comprised of share-price-linked units per executive. The Face value column reflects the total value of the award on the award date. It is determined by multiplying the number of units awarded by the share price at the date of the award. The two Expected value columns reflect the value that would be realised on vesting of each award as was estimated on the dates specified. These were calculated using a simulation that projects the rTSR performance condition, which is market related, and the share price at the scheduled vesting date using data that was available on the date of estimation. The non-market-related Performance conditions (ROIC and ESG) are set at 100%. The Expected value is determined by multiplying the number of units awarded by the projected performance condition and the share price at vesting. Executive Directors Neal Froneman Conditional Share Unit Awards CSU – 1 March 2021 01-Mar-2021 R0.00 01-Mar-2024 348,463 (20,799) — 327,664 — 6,321,944 24,699,580 28,249,895 — CSU – 1 March 2022 01-Mar-2022 R0.00 03-Mar-2025 459,554 — — — 459,554 — 31,831,054 35,757,897 3,442,059 CSU – 1 March 2023 01-Mar-2023 R0.00 01-Mar-2026 801,943 — — — 801,943 — 34,305,999 22,173,724 6,040,154 CSU – 1 March 2024 01-Mar-2024 R0.00 01-Mar-2027 — 943,483 — — 943,483 — 19,996,273 11,329,533 7,145,752 Matching Share Unit Awards MSU – 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 934,296 — — — 934,296 — 57,408,659 72,697,572 6,997,877 Forfeitable Share Unit Awards FSU – 1 March 2023 01-Mar-2023 R0.00 01-Sep-2024 97,887 — — 97,887 — 1,737,878 — — — FSU – 1 March 2024 01-Mar-2024 R0.00 02-Dec-2024 — 152,756 — 152,756 — 3,124,615 3,237,526 3,003,183 — FSU – 1 March 2024 01-Mar-2024 R0.00 01-Sep-2025 — 152,760 — — 152,760 — 3,237,611 3,003,262 2,288,345 Total 2,642,143 1,228,200 — 578,307 3,292,036 11,184,437 174,716,701 176,215,065 25,914,187 Charl Keyter Conditional Share Unit Awards CSU – 1 March 2021 01-Mar-2021 R0.00 01-Mar-2024 172,214 (10,280) — 161,934 — 3,190,277 12,206,787 13,961,389 — CSU – 1 March 2022 01-Mar-2022 R0.00 01-Mar-25 198,456 — — — 198,456 — 13,746,075 15,441,861 1,486,435 CSU – 1 March 2023 01-Mar-2023 R0.00 01-Mar-26 301,338 — — — 301,338 — 12,890,818 8,331,996 2,269,648 CSU – 1 March 2024 01-Mar-2024 R0.00 01-Mar-2027 — 374,312 — — 374,312 — 7,933,206 4,494,813 2,834,964 Matching Share Unit Awards MSU – 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 200,000 — — — 200,000 — 12,289,180 15,562,000 1,498,000 MSU – 1 March 2022 02-Dec-2024 R0.00 02-Dec-2027 — 186,660 — — 186,660 — 11,469,492 1,851,667 1,502,688 Forfeitable Share Unit Awards FSU – 1 March 2023 01-Mar-2023 R0.00 01-Sep-2024 43,186 — — 43,186 — 758,795 — — — FSU – 1 March 2024 01-Mar-2024 R0.00 02-Dec-2024 — 67,805 — 67,805 — 1,360,914 1,437,066 1,333,046 — FSU – 1 March 2024 01-Mar-2024 R0.00 01-Sep-2025 — 67,805 — — 67,805 — 1,437,066 1,333,046 1,015,719 Total 915,194 686,302 — 272,925 1,328,571 5,309,986 73,409,689 62,309,819 10,607,454 Prescribed officers Charles Carter Conditional Share Unit Awards CSU – 1 June 2022 01-Jun-2022 R0.00 01-Jun-2025 148,732 — — — 148,732 — 7,583,384 6,457,943 1,111,816 CSU – 1 March 2023 01-Mar-2023 R0.00 01-Mar-2026 433,544 — — — 433,544 — 18,546,405 11,987,492 3,265,410 CSU – 1 March 2024 01-Mar-2024 R0.00 01-Mar-2027 — 604,848 — — 604,848 — 12,819,209 7,263,136 4,580,998 Matching Share Unit Awards MSU – 1 June 2023 01-Jun-2023 R0.00 01-Jun-2026 440,000 — — — 440,000 — 22,434,236 9,842,800 3,382,808 MSU – 1 September 2023 01-Sep-2023 R0.00 01-Sep-2026 40,000 — — — 40,000 — 2,039,476 828,800 310,536 MSU – 1 December 2023 01-Dec-2023 R0.00 01-Dec-2026 100,000 — — — 100,000 — 5,098,690 2,072,000 811,400 Forfeitable Share Unit Awards FSU – 1 March 2023 01-Mar-2023 R0.00 01-Sep-2024 46,336 — — 46,336 — 830,115 — — — FSU – 1 March 2024 01-Mar-2024 R0.00 02-Dec-2024 — 87,772 — 87,772 — 1,824,136 1,860,249 1,725,598 — FSU – 1 March 2024 01-Mar-2024 R0.00 01-Sep-2025 — 87,776 — — 87,776 — 1,860,333 1,725,676 1,314,884 Total 1,208,612 780,396 — 134,108 1,854,900 2,654,251 72,241,982 41,903,444 14,777,853 Laurent Charbonnier Conditional Share Unit Awards CSU – 1 December 2020 01-Dec-2020 R0.00 01-Dec-2023 20,689 (1,034) — 19,655 — 374,058 1,073,250 599,774 — CSU – 1 March 2021 01-Mar-2021 R0.00 01-Mar-2024 83,251 (4,969) — 78,282 — 1,487,970 5,900,956 6,749,159 — CSU – 1 September 2021 01-Sep-2021 R0.00 01-Sep-2024 26,878 (13,439) — — 13,439 — 1,589,777 1,546,291 100,658 CSU – 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 249,596 — — — 249,596 — 17,288,292 19,421,065 1,879,932 CSU – 1 March 2023 01-Mar-2023 R0.00 01-Mar-2026 398,482 (4,746) — — 393,736 — 17,046,502 11,018,027 2,982,078 CSU – 1 March 2024 01-Mar-2024 R0.00 01-Mar-2027 — 538,086 — — 538,086 — 11,404,248 6,461,444 4,075,356 Forfeitable Share Unit Awards FSU – 1 March 2023 01-Mar-2023 R0.00 01-Sep-2024 58,913 (702) — 58,211 — 1,027,460 2,520,216 2,289,359 — FSU – 1 March 2024 01-Mar-2024 R0.00 02-Dec-2024 — 102,832 — 102,832 — 2,115,532 2,179,432 2,021,677 — FSU – 1 March 2024 01-Mar-2024 R0.00 01-Sep-2025 — 102,833 — — 102,833 — 2,179,453 2,021,697 1,540,438 Total 837,809 718,861 — 258,980 1,297,690 5,005,020 61,182,126 52,128,493 10,578,462 Award Award date Award price Vesting date Share unit awards at 31 December 2023 Number of share units awarded during 2024 including application of performance conditions Number of share units vesting forfeited during the year Number of share units vested during 2024 Unvested share unit awards at 31 December 2024 Cash Flow Face value at award date Expected value at award date Expected value at 31 December 2024 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 247

Lerato Legong Conditional Share Unit Awards CSU – 1 September 2020 01-Sep-2020 R0.00 01-Sep-2023 5,133 (257) — 4,876 — 95,724 263,257 156,454 — CSU – 1 March 2021 01-Mar-2021 R0.00 01-Mar-2024 53,926 (3,219) — 50,707 — 998,984 — 4,371,781 — CSU – 1 September 2021 01-Sep-2021 R0.00 01-Sep-2024 497 (249) — — 248 — 14,669 28,592 1,858 CSU – 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 96,474 — — — 96,474 — 6,682,281 7,506,642 726,633 CSU – 1 March 2023 01-Mar-2023 R0.00 01-Mar-2026 150,467 — — — 150,467 — 6,436,768 4,160,413 1,139,607 CSU – 1 March 2024 01-Mar-2024 R0.00 01-Mar-2027 — 245,647 — — 245,647 — 5,206,267 2,949,778 1,860,481 Forfeitable Share Unit Awards FSU – 1 March 2023 01-Mar-2023 R0.00 01-Sep-2024 23,456 — — 23,456 — 412,131 1,003,415 911,500 — FSU – 1 March 2024 01-Mar-2024 R0.00 02-Dec-2024 — 41,733 — 41,733 — 837,623 884,493 820,471 — FSU – 1 March 2024 01-Mar-2024 R0.00 01-Sep-2025 — 41,733 — — 41,733 — 884,493 820,471 625,160 Total 329,953 325,388 — 120,772 534,569 2,344,462 21,375,643 21,726,102 4,353,739 Melanie Naidoo- Vermaak Conditional Share Unit Awards CSU – 1 March 2024 01-Mar-2024 R0.00 01-Mar-2027 — 305,552 — — 305,552 — 6,475,900 3,669,130 2,314,190 Total — 305,552 — — 305,552 — 6,475,900 3,669,130 2,314,190 Mika Seitovirta Conditional Share Unit Awards CSU – 1 September 2022 01-Sep-2022 R0.00 01-Sep-2025 116,231 — — — 116,231 — 4,558,336 3,196,353 868,989 CSU – 1 March 2023 01-Mar-2023 R0.00 01-Mar-2026 356,864 (6,442) — — 350,422 — 15,266,142 9,867,290 2,654,026 CSU – 1 March 2024 01-Mar-2024 R0.00 01-Mar-2027 — 409,774 — — 409,774 — 8,684,791 4,920,648 3,103,546 Forfeitable Share Unit Awards FSU – 1 March 2023 01-Mar-2023 R0.00 01-Sep-2024 31,017 (560) — 30,457 — 540,092 1,326,864 1,205,321 — FSU – 1 March 2024 01-Mar-2024 R0.00 02-Dec-2024 — 106,157 — 106,157 — 2,213,441 2,249,902 2,087,047 — FSU – 1 March 2024 01-Mar-2024 R0.00 01-Sep-2025 — 106,157 — — 106,157 — 2,249,902 2,087,047 1,590,232 Total 504,112 615,086 — 136,614 982,584 2,753,533 34,335,937 23,363,704 8,216,794 Richard Stewart Conditional Share Unit Awards CSU – 1 March 2021 01-Mar-2021 R0.00 01-Mar-2024 131,277 (7,836) — 123,441 — 2,431,923 9,305,111 10,642,626 — CSU – 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 170,932 — — — 170,932 — 11,839,622 13,300,219 1,280,281 CSU – 1 March 2023 01-Mar-2023 R0.00 01-Mar-2026 286,063 — — — 286,063 — 12,237,375 7,909,642 2,154,598 CSU – 1 March 2024 01-Mar-2024 R0.00 01-Mar-2027 — 343,568 — — 343,568 — 7,281,615 4,125,633 2,602,115 Matching Share Unit Awards MSU – 1 September 2022 01-Sep-2022 R0.00 01-Sep-2025 321,140 — — — 321,140 — 19,732,736 8,831,350 2,400,971 Forfeitable Share Unit Awards FSU – 1 March 2023 01-Mar-2023 R0.00 01-Sep-2024 36,643 — — 36,643 — 643,832 1,567,536 1,423,947 — FSU – 1 March 2024 01-Mar-2024 R0.00 02-Dec-2024 — 66,793 — 66,793 — 1,340,602 1,415,618 1,313,150 — FSU – 1 March 2024 01-Mar-2024 R0.00 01-Sep-2025 — 66,794 — — 66,794 — 1,415,639 1,313,170 1,000,574 Total 946,055 469,319 — 226,877 1,188,497 4,416,358 64,795,251 48,859,738 9,438,539 Robert van Niekerk Conditional Share Unit Awards CSU – 1 March 2021 01-Mar-2021 R0.00 01-Mar-2024 135,230 (8,072) — 127,158 — 2,505,152 9,585,305 10,963,096 — CSU – 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 157,498 — — — 157,498 — 10,909,115 12,254,919 1,179,660 CSU – 1 March 2023 01-Mar-2023 R0.00 01-Mar-2026 258,692 — — — 258,692 — 11,066,482 7,152,834 1,948,442 CSU – 1 March 2024 01-Mar-2024 R0.00 01-Mar-2027 — 308,486 — — 308,486 — 6,538,083 3,704,362 2,336,411 Matching Share Unit Awards MSU – 1 September 2022 01-Sep-2022 R0.00 01-Sep-2025 200,000 — — — 200,000 — 12,289,180 5,500,000 1,495,280 MSU – 3 June 2024 03-Jun-2024 R0.00 03-Jun-2027 118,660 — — 118,660 — 7,291,170 1,876,323 914,738 Forfeitable Share Unit Awards FSU – 1 March 2023 01-Mar-2023 R0.00 01-Sep-2024 36,164 — — 36,164 — 639,197 1,547,045 1,405,333 — FSU – 1 March 2024 01-Mar-2024 R0.00 02-Dec-2024 — 57,038 — 57,038 — 1,167,087 1,208,869 1,121,367 — FSU – 1 March 2024 01-Mar-2024 R0.00 01-Sep-2025 — 57,038 — — 57,038 — 1,208,869 1,121,367 854,429 Total 787,584 533,150 — 220,360 1,100,374 4,311,437 61,644,119 45,099,601 8,728,961 Themba Nkosi Conditional Share Unit Awards CSU – 1 March 2021 01-Mar-2021 R0.00 01-Mar-2024 64,724 (3,863) — 60,861 — 1,199,029 4,587,734 5,247,175 — CSU – 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 103,299 — — — 103,299 — 7,155,016 8,037,695 773,710 CSU – 1 March 2023 01-Mar-2023 R0.00 01-Mar-2026 169,104 — — — 169,104 — 7,234,032 4,675,726 1,273,674 CSU – 1 March 2024 01-Mar-2024 R0.00 01-Mar-2027 — 252,068 — — 252,068 — 5,342,354 3,026,883 1,909,113 Matching Share Unit Awards MSU – 1 June 2022 01-Jun-2022 R0.00 01-Jun-2025 131,000 — — — 131,000 — 8,049,413 5,688,020 979,264 MSU – 1 December 2023 01-Dec-2023 R0.00 01-Dec-2026 95,420 — — — 95,420 — 5,863,168 1,378,390 774,238 Forfeitable Share Unit Awards FSU – 1 March 2023 01-Mar-2023 R0.00 01-Sep-2024 24,882 — — 24,882 — 437,187 1,064,417 966,915 — FSU – 1 March 2024 01-Mar-2024 R0.00 02-Dec-2024 — 45,661 — 45,661 — 916,462 967,744 897,695 — FSU – 1 March 2024 01-Mar-2024 R0.00 01-Sep-2025 — 45,661 — — 45,661 — 967,744 897,695 684,002 Total 588,429 339,527 — 131,404 796,552 2,552,677 41,231,622 30,816,193 6,394,001 Award Award date Award price Vesting date Share unit awards at 31 December 2023 Number of share units awarded during 2024 including application of performance conditions Number of share units vesting forfeited during the year Number of share units vested during 2024 Unvested share unit awards at 31 December 2024 Cash Flow Face value at award date Expected value at award date Expected value at 31 December 2024 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 248

Minimum Shareholding requirement The table below provides a summary of progress with implementation of the MSR plan and policy as at 31 December 2024. The target date for all executives to meet the target minimum shareholding requirement under the MSR Policy is 31 March 2029, while the target minimum shareholding must be met by 28 February 2027 to qualify for MSU awards under the MSR plan for those who remain eligible. In cases where the holdings are denominated in ADRs, the equivalent numbers in Sibanye-Stillwater shares listed on the JSE are quoted at the issue ratio of four Sibanye-Stillwater shares per ADR. Executive Target Minimum Shareholding for MSR Plan and MSR Policy Maximum Qualifying Shareholding for MSR Plan Shares committed under the MSR Plan rules MSU's awarded under the MSR Plan rules Shareholding as at 31 December 2024 Neal Froneman 467,148 934,296 934,296 934,296 1,829,452 Charl Keyter 193,330 386,660 386,660 386,660 1,766,181 Charles Carter 316,308 632,616 580,000 580,000 680,000 Laurent Charbonnier 253,708 507,416 — — 151,012 Lerato Legong 110,326 220,652 — — — Melanie Naidoo-Vermaak 423,432 846,864 — — 146,858 Mika Seitovirta 250,142 500,284 — — — Richard Stewart 160,570 321,140 321,140 321,140 788,771 Robert van Niekerk 159,331 318,662 318,662 318,662 490,429 Themba Nkosi 113,210 226,420 226,420 226,420 251,583 Note: Share commitments made in the form of ADRs have been converted to the equivalent Sibanye-Stillwater shares at a ratio of 4:1. MSUs refers to Matching Share Unit awards which were offered at the introduction of the MSR plan. This opportunity will no longer be applicable for new employees from 1 April 2024 Executive directors’ and prescribed officers’ single figure of remuneration The tables below provide an aggregated view of the outcome of all the remuneration elements for the executive directors and prescribed officers for 2024. The outcomes for 2023 are also included for comparison and were shown in the report for 2023. Two perspectives are provided, the first is a single total figure of remuneration that reflects earnings attributable during the relevant cycle; the second, total cash remuneration, reflects earnings received by each executive director and prescribed officer during the cycle. This should be considered in conjunction with the table of unvested awards, which provides a view of the unvested long term incentive share-based awards for each executive during the cycle. In this report, both the cash portion of the STI and the deferred portion of the STI, (which are in proportion to the cash incentive with deferred vesting), are reported on an accrued basis in the single total figure of remuneration. The long term incentive awards (made in conditional share units) are reported at vesting i.e. the actual paid during the financial year which vested during 2024. To determine cash earnings in the cycle, amounts accrued in 2024 but not settled are subtracted, while amounts accrued in previous years which were settled in 2024 are added back in. Finally, adjustments are included to take account of market movements in the share price from the date of accrual to the vesting date, that impact on the amounts settled in 2024. Remuneration paid to Sibanye-Stillwater executive directors and prescribed officers for the year ended 31 December 2024 2024 (R000) Salary Pension scheme total contributions Cash bonus accrued Accrual of forfeitable share award Other cash payment Conditional share proceeds Other benefits Accrued Termination/ Separation benefits Total single figure of remuneration Less: Amount accrued not settled in 2024 Plus: Amount of previous accruals settled in 2024 Adjustments for market movements on accruals settled Total value received Executive directors Neal Froneman 1 Paid in SA 7,199 800 7,126 4,751 — 3,447 248 — 23,571 (11,877) 7,922 (1,233) 18,383 Paid in US 8,998 720 7,995 5,330 931 2,875 436 — 27,285 (13,325) 8,861 (1,117) 21,704 Total 16,197 1,520 15,121 10,081 931 6,322 684 — 50,856 (25,202) 16,783 (2,350) 40,087 Charl Keyter 7,646 1,092 6,968 4,645 — 3,190 — — 23,541 (11,613) 7,596 (1,165) 18,359 Prescribed officers Charles Carter &sup2; 13,812 1,105 11,242 7,495 — — 326 — 33,980 (18,737) 9,114 (1,000) 23,357 Laurent Charbonnier 3 12,275 94 — — — 1,862 — 29,590 43,821 (29,590) 10,670 (1,273) 23,628 Lerato Legong 5,046 688 4,312 2,875 — 1,095 — — 14,016 (7,187) 4,541 (931) 10,439 Melanie Naidoo- Vermaak 4 5,774 385 4,702 3,135 2,500 16,496 (7,837) 6,270 (1,567) 13,362 Mika Seitovirta 5 9,338 3,145 7,726 5,151 — — 1,294 — 26,654 (12,877) 9,939 (614) 23,102 Richard Stewart 7,166 796 6,102 4,068 — 2,432 — — 20,564 (10,170) 7,230 (999) 16,625 Robert van Niekerk 8,496 696 6,781 4,521 — 2,505 203 — 23,202 (11,302) 6,383 (1,736) 16,547 Themba Nkosi 5,333 551 4,492 2,995 — 1,199 — — 14,570 (7,487) 4,935 (678) 11,340 Total 91,083 10,072 67,446 44,966 3,431 18,605 2,507 29,590 267,700 (142,002) 83,461 (12,313) 196,846 1 Dual service contract entered into with effect 1 May 2018. Remuneration paid in US$ was converted at the average exchange rate of R18.32/US$ applicable for the 12-month period ending 31 December 2024 2 Remuneration paid in US$ has been converted in this table using the average exchange rate of R18.32/US$ applicable for the 12-month period ending 31 December 2024. The CCDO exited early in 2025 and the exit payments are in lieu of incentive payments, as per the mutually agreed terms 3 Remuneration paid in GBP was converted at the average exchange rate of R23.40/GBP applicable for the 12-month period ending 31 December 2024 4 Assumed a prescribed officer role on 1 January 2024 5 Remuneration paid in Euro was converted at the average exchange rate of R19.82/€ applicable for the 12-month period ending 31 December 2024 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 249

Remuneration paid to Sibanye-Stillwater executive directors and prescribed officers for the year ended 31 December 2023 2023 (R000) Salary Pension scheme total contributions Cash bonus accrued Accrual of forfeitable share award Other cash payment Conditional share proceeds Other benefits Termination /Separation benefits Total single figure of remuneration Less: Amount accrued not settled in 2023 Plus: Amount of previous accruals settled in 2023 Adjustments for market movements on accruals settled Total value received Executive directors Neal Froneman 1 Paid in SA 6,817 757 4,473 2,982 260 12,503 265 — 28,057 (7,455) 9,465 (1,943) 28,124 Paid in US 8,723 747 5,126 3,417 250 9,625 389 — 28,277 (8,543) 9,221 (1,497) 27,458 Total 15,540 1,504 9,599 6,399 510 22,128 654 — 56,334 (15,998) 18,686 (3,440) 55,582 Charl Keyter 7,248 1,035 4,311 2,874 237 9,797 199 — 25,701 (7,185) 8,791 (1,749) 25,558 Prescribed officers Charles Carter &sup2; 13,594 1,213 5,459 3,640 47 — 369 — 24,322 (9,099) 7,340 (771) 21,792 Dawie Mostert &sup3; 2,994 676 1,601 — 141 5,438 — 3,663 14,513 (1,601) 5,915 (1,138) 17,689 Laurent Charbonnier 4 11,932 92 6,254 4,169 1,101 — — — 23,548 (10,423) 10,950 (2,072) 22,003 Lerato Legong 4,324 581 2,653 1,769 127 1,306 — — 10,760 (4,422) 4,744 (931) 10,151 Mika Seitovirta 5 9,377 2,452 6,571 4,381 109 — 1,081 — 23,971 (10,952) 4,709 (469) 17,259 Richard Stewart 6,478 720 4,247 2,831 194 5,477 — — 19,947 (7,078) 7,354 (1,420) 18,803 Robert van Niekerk 6,143 683 3,627 2,418 193 8,792 — — 21,856 (6,045) 7,273 (1,411) 21,673 Themba Nkosi 4,593 441 2,903 1,935 136 4,361 — — 14,369 (4,838) 5,050 (999) 13,582 Total 82,223 9,397 47,225 30,416 2,795 57,299 2,303 3,663 235,321 (77,641) 80,812 (14,400) 224,092 1 Dual service contract entered into with effect 1 May 2018. Remuneration paid in US$ was converted at the average exchange rate of R18.42/US$ applicable for the 12-month period ending 31 December 2023 2 Remuneration paid in US$ has been converted in this table using the average exchange rate of R18.42/US$ applicable for the 12-month period ending 31 December 2023 3 Left the company on 4 August 2023. Remuneration settled in connection with Dawie’s separation was in accordance with the terms of a mutual separation agreement 4 Remuneration paid in GBP was converted at the average exchange rate of R22.93/GBP applicable for the 12-month period ending 31 December 2023 5 Remuneration paid in Euro was converted at the average exchange rate of R19.94/€ applicable for the 12-month period ending 31 December 2023 Pay relative to shareholder value creation The analysis below illustrates how the variable remuneration outcomes for the CEO over the past seven years compare to the three-year rolling TSR performance for the Group (measured over a March to February period to best correspond to the LTI award performance period) relative to the JSE All Share index and the JSE Resource index. The variable pay elements are shown in the bar chart in three portions: ‘Cash portion of STI’; ‘Accrual of deferred STI value’ and ‘LTI proceeds’. The graphs below clearly indicate that there is a fundamental and appropriate correlation between Sibanye-Stillwater’s variable pay and shareholder value delivery, and especially with the LTI payments. They also highlight that Sibanye-Stillwater’s three-year rolling TSR performance significantly outpaces the performance of the JSE All Share and JSE Resource indices for the periods ending in 2021 and 2022 (Sibanye-Stillwater’s TSR is c.11.4 times and c.3 times greater than that of the respective indices at the peak of the Group’s performance at 2021). This significant TSR outperformance meant that a substantial component of LTI vesting proceeds were attributable to Sibanye- Stillwater’s share price growth outcomes - which is in line with the intention to align the outcomes for the executives with those of the shareholder via the LTI awards. For the past two years, where Sibanye-Stillwater’s TSR is below the market performance outcomes, a substantial reduction in variable pay is observed sustaining the strong correlation between shareholder value creation (TSR performance) and the CEO pay outcomes. The next graph illustrates the split in the total value of the LTI proceeds for the CEO between the value at the time of the grant adjusted for actual performance outcomes and the value that was added due to share price performance over the three-year period until vesting. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 250 LINKING PAY WITH THE DELIVERY OF LONG-TERM SHAREHOLDER VALUE -14.9% -23.1% 25.0% 86.4% 73.3% 12.1% -29.4% 3.0% 22.4% 14.5% 29.0% 29.9% 22.9% -2.7% 6.1% 7.4% 3.2% 7.6% 14.8% 19.5% 7.5% JSE All Share 3 year CAGR @ March to Feb JSE Basic Materials 3 year CAGR @ March to Feb Sibanye-Stillwater TSR 3 year CAGR @ Feb LTI proceeds Accrual of deferred STI Cash portion of STI 2018 2019 2020 2021 2022 2023 2024 0 100,000 200,000 300,000 -30% 0% 30% 60% 90%

Non-executive director fees Fees and reimbursements paid in respect of non-executive directors’ 2024 Board and committee duties are presented in the table below reflecting the total amount paid to each non-executive director (exclusive of 15% VAT where applicable), as approved by shareholders. R000’s Non-executive director Directors’ fees Committee fees Expenses reimbursed Total Dr Elaine Dorward-King 1,747 1,385 1,069 4,201 Dr Peter Hancock 1,166 1,172 1,113 3,451 Dr Vincent Maphai 3,662 210 — 3,872 Harry Kenyon-Slaney 3,546 834 1,052 5,432 Jeremiah Vilakazi 1,212 989 — 2,201 Keith Rayner 1,212 2,124 — 3,336 Nkosemntu Nika 404 247.00 9 660 Philippe Boisseau 1,283 839 368 2,490 Richard Menell 2,124 528 58 2,710 Savannah Danson 303 185 — 488 Sindiswa Zilwa 1,212 1,142 — 2,354 Susan van der Merwe 505 309 21 835 Terence Nombembe 448 227.00 — 675 Timothy Cumming 1,212 1,275 107 2,594 Total 20,036 11,466 3,797 35,299 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION REMUNERATION REPORT PART 3 – IMPLEMENTATION REPORT continued IR – 251 R '0 00 CSU PROCEEDS SPLIT: GRANT DATE RELATIVE TO SHARE PRICE IMPACT Grant date value of vested shares (performance-adjusted) Change in value due to share price movement 2018 2019 2020 2021 2022 2023 2024 -50,000 0 50,000 100,000 150,000 200,000 250,000 Sunset over Bathopele mine - Rustenburg, SA PGM operations

ANCILLARY INFORMATION Detail on Board committees 253 Four-year statistical review 258 Our material matters – determination, definitions and references 267 Our shared value in numbers 271 Shareholder information 272 Forward-looking statements 275 Administrative and corporate information 276 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SIBANYE-STILLWATER COMBINED INTEGRATED REPORT 2024 252 Gold’s properties have been innovatively applied in a number of technological, industrial and medical applications. Gold is used in catalytic converters and in space travel to protect against radiation and heat. In the medical field, gold nanoparticles have become commonplace in rapid diagnostic testing.

DETAIL ON BOARD COMMITTEES OUR BOARD AND ITS COMMITTEES ON 25 APRIL 2025 BOARD Has ultimate responsibility for providing ethical leadership and strategic guidance, ensuring that the principles of good corporate governance are observed in delivering on our strategy. Chairman: Dr Vincent Maphai Members: seven independent non-executive directors, four non-executive directors and three executive directors Number of meetings annually: four and two strategy sessions Number of meetings in 2024: seven meetings and three training sessions. One training session was a deep dive on TCFD and climate change reporting requirements. Another training session was on Whistle-blowing, ABC and AML-CTF Policies. The last training and deep dive was on cyber incidents. All members attended all meetings in 2024 AUDIT COMMITTEE Ensures financial sustainability of the Group by monitoring and reviewing financial controls and procedures, as well as the effectiveness and integrity of internal audit and control systems. Appoints independent, external auditor. Oversees regulatory and legislative compliance. Chairman: Keith Rayner Members: Timothy Cumming, Richard Menell, Sindiswa Zilwa, Harry Kenyon- Slaney, Dr Peter Hancock and Terence Nombembe Number of meetings annually: six Number of meetings in 2024: ten All members attended all meetings in 2024 except for Harry Kenyon-Slaney, Dr Peter Hancock and Terence Nombembe who were only appointed to the committee on 24 May and 8 November 2024 respectively. INVESTMENT COMMITTEE Established in February 2021 to discharge a pivotal role in guiding and overseeing the allocation of capital and to oversee the Group’s investment activities. Chairman: Keith Rayner Members:Timothy Cumming, Harry Kenyon-Slaney, Philippe Boisseau, Dr Peter Hancock, Jeremiah Vilakazi, Terence Nombembe, and Sindiswa Zilwa Two annual meetings scheduled and three additional ad-hoc Number of meetings in 2024: six All members attended all meetings in 2024 except for Philippe Boisseau,Dr Peter Hancock and Terence Nombembe who were only appointed to the committee on 24 May and 8 November 2024 respectively. NOMINATING AND GOVERNANCE COMMITTEE Develops our approach to corporate governance matters and makes recommendations to the Board on all such matters while keeping abreast of best practice. Monitors and evaluates the effectiveness and composition of the Board and director and senior executive succession planning. Chairman: Dr Vincent Maphai Members: Richard Menell, Keith Rayner, Jeremiah Vilakazi, and Harry Kenyon- Slaney (appointed on 11 March 2024) Number of meetings annually: four Number of meetings in 2024: eight All members attended all meetings in 2024 REMUNERATION COMMITTEE Ensures payment of fair rewards to attract, retain and motivate executive management with the skills and experience necessary to support and sustain the company and its strategy, and evaluates performance in relation to reward. Chairman: Timothy Cumming Members: Harry Kenyon-Slaney, Dr Vincent Maphai, Dr Elaine Dorward-King, Philippe Boisseau and Keith Rayner Number of meetings annually: four Number of meetings in 2024: five All members attended all meetings in 2024, except Dr Vincent Maphai who missed one meeting for the year and except for, Dr Elaine Dorward-King and Philippe Boisseau who were only appointed to the committee on 24 May 2024. RISK COMMITTEE Ensures Group sustainability by evaluating and overseeing implementation of efficient risk management processes and controls to identify, monitor and mitigate risks and to act on opportunities identified. Chairman: Harry Kenyon-Slaney Members: Timothy Cumming, Dr Elaine Dorward-King, Philippe Boisseau, Dr Peter Hancock, Neal Froneman, Sindiswa Zilwa, Harry Kenyon-Slaney, Keith Rayner Richard Menell and Terence Nombembe Number of meetings annually: four Number of meetings in 2024: four All members attended all meetings in 2024 except for Philippe Boisseau, Dr Peter Hancock and Terence Nombembe who were only appointed to the committee on 24 May and 8 November 2024 respectively. SAFETY AND HEALTH COMMITTEE Ensures adherence to occupational health and safety laws, regulations and external standards, reviews relevant policy and monitors performance of related key indicators so as to minimise mining-related accidents and their impacts. The Safety and Health Committee analyses safety incidents to understand the root causes and to evaluate action plans to prevent future occurrences. Chairman: Jeremiah Vilakazi Members: Dr Elaine Dorward-King, Neal Froneman, Dr Vincent Maphai, Harry Kenyon-Slaney, Dr Peter Hancock, Sindiswa Zilwa and Richard Menell Number of meetings annually: eight Number of meetings in 2024: eight All members attended all meetings in 2024, except Rick Menell who missed one meeting for the year, Sindiswa Zilwa who missed two meetings for the year and Dr Peter Hancock who was only appointed to the committee on 24 May 2024. SOCIAL ETHICS AND SUSTAINABILITY COMMITTEE Supports and assists the Board in ensuring compliance with best practice recommendations relating to the ethical conduct of our stakeholder engagement together with transformation and inclusive economy targets. Oversees and monitors anti- corruption policy and performance, the Group’s standing as a responsible corporate citizen, particularly in relation to the Code of ethics. Monitors compliance in terms of the UNGC principles. Chairman: Dr Elaine Dorward-King Members: Timothy Cumming, Dr Elaine Dorward-King, Harry Kenyon- Slaney, Philippe Boisseau, Dr Vincent Maphai, Richard Menell, Jerry Vilakazi, Keith Rayner and Terence Nombembe Number of meetings annually: four Number of meetings in 2024: five All members attended all meetings in 2024, except Dr Vincent Maphai and Tim Cumming, both of whom missed one meeting for the year.Philippe Boisseau and Terence Nombembe were only appointed to the committee on 24 May and 8 November 2024 respectively. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 253

BOARD COMMITTEES ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Audit Committee Member Appointed to committee 2024 Meeting attendance Keith Rayner (Chair) 24 February 2020 10/10 Timothy Cumming 24 February 2020 10/10 Savannah Danson (resigned 11 March 2024) 24 February 2020 1/10 Richard Menell 24 February 2020 10/10 Susan van der Merwe (resigned 28 May 2024) 24 February 2020 1/10 Nkosemntu Nika (resigned 28 May 2024) 24 February 2020 1/10 Sindiswa Zilwa 16 February 2021 10/10 Harry Kenyon-Slaney 2 4 24 May 2024 7/10 since joining Dr Peter Hancock 2 4 24 May 2024 7/10 since joining Terence Nombembe 8 8 November 2024 3/10 since joining 2024: Contribution to value creation 2025: Planned areas of focus Capital allocation • Allocation of funds organically, inorganically and as dividends to be monitored each quarter • Quarterly solvency and liquidity review to support planned capital allocation • Cybersecurity IFRS Accounting Standards • Ensure implementation of new and revised International Financial Reporting Standards Accounting Standards throughout the business Internal controls and SOX • Group internal controls were monitored quarterly from Internal audit and SOX quarterly reports to ensure Group controls are effective See – Annual financial report – Report of the Audit Committee for more detail. Continued monitoring of: • Solvency and liquidity review to be performed quarterly to support planned capital allocation • Internal controls and SOX • ICT governance and cybersecurity • New legislation pertaining to financial reporting • Financial risks • Succession planning for committee composition For the Audit Committee’s Terms of reference, see www.sibanyestillwater.com/about-us/corporate-governance/ ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Risk Committee Member Appointed to the Committee 2024 Meeting attendance Harry Kenyon-Slaney (Chair from 1 January 2024) 24 February 2020 4/4 Richard Menell 24 February 2020 4/4 Neal Froneman 24 February 2020 4/4 Timothy Cumming 24 February 2020 4/4 Keith Rayner 24 February 2020 4/4 Savannah Danson (resigned 11 March 2024) 24 February 2020 0/4 Susan van der Merwe (resigned 28 May 2024) 24 February 2020 1/4 Sindiswa Zilwa 16 February 2021 4/4 Dr Elaine Dorward-King 26 May 2023 4/4 Philippe Boisseau 24 May 2024 3/4 since joining Dr Peter Hancock 24 May 2024 3/4 since joining Terence Nombembe 8 November 2024 1/4 since joining 2024: Contribution to value creation 2025: Planned areas of focus • Annual review of Enterprise risk management (ERM) framework • Annual review of Group risk tolerance and risk appetite statements • Annual review of ERM process assurance • Review of Group and regional strategic risk register (review) • Corporate compliance reports (review) • Insurance renewal • Approval of the Risk-related disclosures for the IR (approval) • Continued monitoring: ERM process assurance and maturity (review) • Annual review of Group risk tolerance and risk appetite statements • Continued review of Group strategic risk register For the Risk Committee’s Terms of reference see www.sibanyestillwater.com/about-us/corporate-governance/ OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION DETAIL ON BOARD COMMITTEES continued IR – 254

––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Nominating and Governance Committee Dr Vincent Maphai (Chair) 24 February 2020 8/8 Richard Menell 24 February 2020 8/8 Nkosemntu Nika (resigned 28 May 2024) 24 February 2020 1/8 Jeremiah Vilakazi 24 February 2020 8/8 Susan van der Merwe (resigned 28 May 2024) 24 February 2020 1/8 Keith Rayner 16 February 2021 8/8 Harry Kenyon-Slaney 11 March 2024 7/8 since joining Member Appointed to the Committee 2024 Meeting attendance 2024: Contribution to value creation 2025: Planned areas of focus • Directors’ and officers’ insurance (review and approval) • Implementation of the external board evaluators’ recommendations • Embedding succession planning for Chairman, CEO and the C-suite • Corporate governance and key legislation updates • Embedding Board evolution principles and appointment of new directors with particular attention to gender diversity • Succession planning for committee chairs The Nominating and Governance Committee Terms of reference are available at www.sibanyestillwater.com/about-us/corporate-governance/ ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Remuneration Committee Member Appointed to the Committee 2024 Meeting attendance Timothy Cumming (Chair) 24 February 2020 5/5 Harry Kenyon-Slaney 24 February 2020 5/5 Savannah Danson (resigned 11 March 2024) 24 February 2020 0/5 Dr Vincent Maphai 24 February 2020 4/5 Nkosemntu Nika (resigned 28 May 2024) 24 February 2020 2/5 Keith Rayner 24 February 2020 5/5 Philippe Boisseau 5 4 3 24 May 2024 2/5 since joining Dr Elaine Dorward-King 5 4 3 24 May 2024 2/5 since joining 2024: Contribution to value creation 2025: Planned areas of focus • Remuneration benchmarking in the context of increasing global mobility and the Group’s increased geographic diversification (review) • Continued consideration of appropriate factors to track for Sustainability / ESG for purposes of impacting variable pay outcomes • Refinement of scorecard framework for variable pay determinations taking into regard the different contexts and operating risks and opportunities in the various regions. See Remuneration report for more detail. • Continued attention to benchmarking and appropriate pay mix • Review of best practices in terms of balance between operational and financial metrics in variable pay assessment for mining companies • Continued monitoring for avoidance of gender related pay gaps The Remuneration Committee’s Terms of reference are available at www.sibanyestillwater.com/about-us/corporate-governance/ OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION DETAIL ON BOARD COMMITTEES continued IR – 255

––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Safety and Health Committee Member Appointed to the Committee 2024 Meeting attendance Jeremiah Vilakazi (Chair from 1 January 2024) 8 / 8 1 January 2024 8/8 Savannah Danson (resigned 11 March 2024) 24 February 2020 0/8 Neal Froneman 24 February 2020 8/8 Richard Menell 24 February 2020 7/8 Vincent Maphai 24 February 2020 8/8 Susan van der Merwe (resigned on 28 May 2024) 24 February 2020 1/8 Harry Kenyon-Slaney 24 February 2020 8/8 Dr Elaine Dorward-King 27 March 2020 8/8 Sindiswa Zilwa 16 February 2021 6/8 Dr Peter Hancock 24 May 2024 6/8 since joining 2024: Contribution to value creation 2025: Planned areas of focus • Converting cultural and leadership transformation work into improved health and safety outcomes • Establishment of a post-incident review process to ensure actions and lessons from incident investigation are implemented • Overseeing the development and ongoing implementation of the Group's fatal elimination strategy • Continuing to drive the development and implementation of the Group's new set of global safety standards and guidelines • Monitoring the creation of the desired Zero harm safety culture and ensuring its practical conversion into the way all staff think, act and behave in the workplace • Ensuring rigorous investigations are conducted into all serious incidents and that the lessons learned are applied swiftly and universally across the Group • Encouraging the use of technological innovation to reduce risk, to distance people from machinery where possible and to advance the ability to identify areas at high risk of geotechnical failure • Continued implementation of the Noise-induced hearing loss (NIHL) and Diesel particulate matter (DPM) strategy • Continued monitoring of the cultural and leadership transformation work into improved health and safety outcomes • Continued oversight of the fatal elimination strategy • Encouraging the use of technological innovation to reduce risk • Continue to strive to make the safety and health systems and processes as efficient, effective, clear and usable and the implementation of the visualisation of the risk strategy The Safety and Health Committee’s Terms of reference are available at: www.sibanyestillwater.com/about-us/corporate-governance/ ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Social, Ethics and Sustainability Committee Member Appointed to the Committee 2024 Meeting attendance Dr Elaine Dorward-King (Chair from 1 January 2024) 3 9 1 27 March 2020 5/5 Jeremiah Vilakazi 24 February 2020 5/5 Timothy Cumming 24 February 2020 4/5 Harry Kenyon-Slaney 24 February 2020 5/5 Richard Menell 24 February 2020 5/5 Dr Vincent Maphai 24 February 2020 4/5 Nkosemntu Nika (resigned 28 May 2024) 24 February 2020 1/5 Keith Rayner 24 February 2020 5/5 Philippe Boisseau 24 May 2024 3/5 since joining Terence Nombembe 8 November 2024 1/5 since joining OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION DETAIL ON BOARD COMMITTEES continued IR – 256

2024: Contribution to value creation 2025: Planned areas of focus • Continued monitoring of the journey towards carbon neutrality by 2040 and Developing a climate change-resilient business • Embedded regionalised business model reporting • Continued focus on diversity, equity, and inclusion across all regions • Supporting local communities in becoming self-sustaining • Repositioning the business to aim to be nature positive See Social, Ethics and Sustainability Committee: Chairman’s report for more detail • Continued oversight of the four sustainability themes; emphasis on tailings management, TCFD and TNFD progress • Continued promotion of an inclusive economy • Embedding human rights due diligence results The Social, Ethics and Sustainability Committee’s Terms of reference are available at: www.sibanyestillwater.com/about-us/corporate-governance/ ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Investment Committee Members Appointed to Committee 2024 Meeting attendance Keith Rayner (Chair from 1 January 2024) 16 February 2021 6/6 Timothy Cumming 16 February 2021 6/6 Harry Kenyon-Slaney 16 February 2021 6/6 Savannah Danson (resigned 11 March 2024) 16 February 2021 1/6 Richard Menell 16 February 2021 6/6 Jeremiah Vilakazi 16 February 2021 6/6 Sindiswa Zilwa 16 February 2021 6/6 Philippe Boisseau 24 May 2024 2/6 since joining Dr Peter Hancock 24 May 2024 2/6 since joining Terence Nombembe 8 November 2024 1/6 since joining 2024: Contribution to value creation 2025: Planned areas of focus • Post-investment analysis • Review and conclusion of investments Review and approval of the capital allocation framework • Reviewed and approved reports on the strategic planning, forecasting and sources of capital for allocation • Approved capital raising initiatives • Review of investments • Post-investment analysis • Succession planning for committee composition • Review and approval of the capital allocation framework For the Investment Committee’s Terms of reference, see www.sibanyestillwater.com/about-us/corporate-governance/ OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION DETAIL ON BOARD COMMITTEES continued IR – 257 Hlanganani shaft, Driefontein, SA gold operations

FOUR-YEAR STATISTICAL REVIEW SUSTAINABLE DEVELOPMENT STATISTICS 2024 2023 Group US region1 EU region AUS region SA region Group US region EU region AUS region SA region Unit PGM Gold PGM PGM Gold Employment Salaries and wages paid R million 31,380 4,947 350 537 16,691 8,855 30,591 5,108 360 502 15,157 9,463 Employee costs share % of cost of sales before amortisation and depreciation % 37.6 5.2 0.4 0.6 17.3 9.2 34.1 5.7 0.4 0.6 16.9 10.5 No. of employees including contractors – total3 Number 72,423 1,354 446 302 40,860 23,522 82,788 1,975 356 288 47,405 27,934 Women in the workforce/ Women of Sibanye-Stillwater (WoSS)2,4% 18.0 13.4 20.7 13.1 17.2 16.7 17.2 10.2 19.8 11.4 16.6 16.3 Safety Fatalities4 Number 8 0 0 0 5 3 11 1 0 0 2 8 Lost-time injury frequency rate (LTIFR)5 Rate 3.86 9.49 8.34 1.45 3.36 4.29 4.57 7.03 6.14 1.90 4.37 4.72 Total recordable injury frequency rate (TRIFR)4,5 Rate 4.36 11.02 9.53 7.25 3.78 4.76 5.24 10.66 6.14 5.70 5.01 5.21 Medically treated injury frequency rate (MTIFR)5,6 Rate 0.50 1.53 1.19 5.80 0.42 0.47 0.67 3.63 1.23 3.80 0.64 0.49 Health No. of cases reported Silicosis4,8 Number 48 N/A N/A N/A 5 43 111 N/A N/A N/A 18 93 Noise-induced hearing loss (NIHL)4,8,9 Number 231 6 N/A N/A 75 150 239 3 N/A N/A 83 153 Chronic obstructive pulmonary disease (COPD)4,8 Number 8 N/A N/A N/A 0 8 35 N/A N/A N/A 30 5 Cardiorespiratory tuberculosis (TB) – new and retreatment cases4 Number 226 N/A N/A N/A 102 124 299 N/A N/A N/A 135 164 TB incidence – new and relapse cases4 Number 238 N/A N/A N/A 104 134 339 N/A N/A N/A 149 190 Highly-active antiretroviral treatment (HAART) patients on treatment and in active employment4,10 Number 12,818 N/A N/A N/A 7,978 4,840 13,948 N/A N/A N/A 8,933 5,015 N/A = Not applicable 1 The US region includes the Reldan operations from March 2024 to 31 December 2024 2 Our percentage of women of Sibanye-Stillwater (WoSS)/women in the workforce for the SA region (inclusive of SA regional services) is 18.1% for 2024 3 For a detailed breakdown of employees and contractor numbers, See Our workforce profile on page 140 in the Our people section of this report; Group total is inclusive of corporate office 4 For details on assured numbers in prior years, see prior integrated reports available at www.sibanyestillwater.com/news-investors/reports/annual/, also see our Definitions for sustainability indicators supplementary information, www.sibanyestillwater.com/news-investors/reports/annual/. For the 2024 assured numbers as per a defined scope and boundary, see page 262 5 Rate per million hours worked: total number of injuries x 1,000,000 hours worked 6 Also referred to as treat-and-return injury frequency rate and includes certain minor injuries 7 The SA gold operations recorded a fatal incident on 27 February 2022, this was however restated to the date of accident 21 October 2021, as per the reporting protocol 8 Includes new and resubmission cases reported 9 The NIHL testing method differs at the US and SA regions 10 HAART statistics only include employees on medical aid OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 258

Employment Salaries and wages paid R million 26,544 4,438 257 13,968 7,881 26,214 3,691 13,259 9,264 Employee costs share % of cost of sales before amortisation and depreciation % 28.0 5.0 0.3 15.0 8.0 26.0 4.0 13.0 9.0 No. of employees including contractors – total3 Number 84,481 2,677 235 46,432 30,507 84,981 2,904 46,004 31,142 Women in the workforce/Women of Sibanye- Stillwater (WoSS)4% 16.2 10.0 20.0 15.6 15.2 14.4 9.8 13.5 13.5 Safety Fatalities 4,7 Number 5 0 0 3 2 21 2 6 13 Lost-time injury frequency rate (LTIFR)5 Rate 4.41 4.03 8.88 4.36 4.48 6.02 6.77 6.21 5.72 Total recordable injury frequency rate (TRIFR)4,5 Rate 5.07 7.61 10.65 4.90 5.10 7.10 10.48 7.09 6.88 Medically treated injury frequency rate (MTIFR)5,6 Rate 0.66 3.58 1.78 0.54 0.62 1.08 3.71 0.88 1.16 Health No. of cases reported Silicosis4,8 Number 88 N/A N/A 29 59 93 N/A 32 61 Noise-induced hearing loss (NIHL)4,8,9 Number 264 N/A N/A 101 163 294 N/A 122 172 Chronic obstructive pulmonary disease4,8 Number 32 N/A N/A 26 6 30 N/A 24 6 Cardiorespiratory tuberculosis (TB) – new and retreatment cases4 Number 376 N/A N/A 193 183 406 N/A 183 223 TB incidence – new and relapse cases4 Number 404 N/A N/A 203 201 446 N/A 197 249 Highly-active antiretroviral treatment (HAART) patients on treatment and in active employment4,10 Number 14,620 N/A N/A 8,796 5,824 15,160 N/A 8,326 6,834 2022 2021 Group US region EU region SA region Group US region SA region Unit PGM PGM Gold PGM PGM Gold OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION FOUR-YEAR STATISTICAL REVIEW continued IR – 259 Employee at the Sandouville nickel refinery in Le Havre,France

Environment Cyanide consumption tonne 960 0.2 N/A N/A N/A 960 1,264 N/A N/A N/A N/A 1,264 Total CO2e emissions: Scope 1 and 22,3 000t 6,345 209 14 95 3,041 2,987 6,631 224 15 Not yet report ed 3,045 3,347 Total CO2e emissions: Scope 32,4 000t 1,291 59 Not yet report ed Not yet report ed 1006 226 1,273 53 Not yet report ed Not yet report ed 942 278 Emissions intensity5 tCO2e/t milled 0.14 0.17 N/A N/A 0.09 0.31 0.14 0.17 N/A Not yet report ed 0.08 0.32 GHG Emissions intensity (Scope 1 and 2)5 tCO2e/oz 2.1 0.3 N/A Not yet report ed 1.8 5.5 2.1 0.3 N/A Not yet report ed 1.7 5.2 SO2 emissions2,6 tonnes 933.6 1.28 N/A N/A 932.3 N/A 1,643.2 0.8 0.1 N/A 1,642.5 N/A Electricity consumed2 TWh 6.24 0.35 0.05 0.21 2.82 2.80 6.80 0.37 0.04 0.41 2.90 3.08 Diesel energy2 TJ 1,239 205 71 105 746 112 1,320 242 0.6 158 802 275 Total water withdrawn2 000ML 158.9 3.19 1 11 22.07 121.74 151.4 2.8 1.0 4.6 26.6 116.3 Water used 000ML 44.49 0.25 0 9 20.39 14.27 52.08 0.29 0.04 3.21 26.07 22.47 Water use intensity7 kl/t treated 0.97 0.20 N/A 1 0.72 1.50 1.26 0.22 N/A N/A 0.88 2.13 Environmental incidents: level 3 and higher2 Number 2 0 0 0 2 0 2 1 0 0 1 0 Gross rehabilitation liabilities R billion 16.71 1.37 0.25 2.37 6.87 5.85 18.15 1.35 0.14 2.78 8.49 5.38 Representation (HDP South Africans)9 Top management (Board)2% 30.8 N/A N/A N/A 30.8 30.8 46.2 N/A N/A N/A 46.2 46.2 Executive management2% 38.1 N/A N/A N/A 38.1 38.1 35.9 N/A N/A N/A 35.9 35.9 Senior management2% 50.0 N/A N/A N/A 52.7 55.6 49.5 N/A N/A N/A 48.1 63.2 Middle management 2% 64.6 N/A N/A N/A 65.6 59.7 62.9 N/A N/A N/A 64.8 58.1 Junior management2% 78.9 N/A N/A N/A 82.3 70.2 77.8 N/A N/A N/A 81.2 69.1 Social and procurement spend Total socioeconomic development (SED)2 R million 378.7 3.6 0.4 0.2 274.1 100.4 612.9 6.5 0.9 0.0 473.5 132.0 Social and labour plan (SLP) projects2 R million 2,421 N/A N/A N/A 1,257 1,164 2,202 N/A N/A N/A 984 1,218 Total B-BBEE procurement spend2,8 R million 22,153 N/A N/A N/A 12,039 10,113 25,018 N/A N/A N/A 13,676 11,341 Services8% 75 N/A N/A N/A 78 70 73 N/A N/A N/A 77 82 Mining goods8% 80 N/A N/A N/A 79 81 80 N/A N/A N/A 78 66 % of total procurement8% 77 N/A N/A N/A 78 76 76 N/A N/A N/A 77 75 Other Current tax and royalties10 R million 1,963 146 0 216 1,458 132 4,230 (343) 80 133 3,886 443 Research and development R million 73.6 87.8 2024 2023 Group US region1 EU region AUS region SA region Group US region EU region AUS region SA region Unit PGM Gold PGM PGM Gold 1 The US region includes the Reldan operations from March 2024 to 31 December 2024 2 For details on assured numbers in prior years, see prior integrated reports available at www.sibanyestillwater.com/news-investors/reports/annual/, also see our Definitions for sustainability indicators supplementary information, www.sibanyestillwater.com/news-investors/reports/annual/. For the 2024 assured numbers as per a defined scope and boundary, see page 262 3 Scope 1 and 2 emissions include fugitive mine methane. We have chosen to report our scope 1 and scope 2 emissions separately from our scope 3 emissions as scope 1 and 2 emissions are under our direct control while scope 3 emissions represent the effect of our business activities across the supply chain. Although it is not a mandatory Intergovernmental Panel on Climate Change reporting category, we are also reporting our fugitive mine methane emissions in the Free State province of South Africa in line with the transparency principle of the ISO 14064 greenhouse gas quantification standard. Scope 2 emissions are representative of the location-based method 4 The following scope 3 categories are included, also see supplementary report, Climate change-related disclosure: Category 1: Purchased goods and services; Category 2: Capital goods; Category 3: Fuel- and energy-related activities; Category 4: Upstream transportation and distribution; Category 5: Waste generated in operations; Category 6: Business travel; Category 7: Employee commuting; Category 8: Upstream leased assets; Category 9: Downstream transportation and distribution; Category 10: Processing of sold products; Category 11: Use of sold products; Category 12: End-of-life treatment of sold products; Category 13: Downstream leased assets; Category 14: Franchises; Category 15: Investments 5 Emissions intensity (t CO2e per tonne milled or oz produced) is the intensity ratio of total scope 1 and 2 emissions to tonnes milled or ounces produced at the operations under our operational control. The ore at the US PGM operations is of a higher grade, contributing to a higher intensity rate using tonnes milled versus ounces output 6 SA region: Sulphur dioxide (SO2) emissions are from the Marikana PGM smelters and quantified through a combination of stack measurements and mass balance. The US region also include the emissions from the Columbus metallurgical complex 7 Water use intensity in the US operations is low due to higher grade ores being processed 8 The B-BBEE proportion of total procurement applies to procurement spend in South Africa only. The spend reflected for the SA gold operations includes Shared Service department spend 9 HDP in management includes management classified as designated groups and employed at management levels (excluding foreign nationals and white males) 10 Current tax and royalties for the Group includes current tax on Group Corporate and Reconciling items of R18 million (2023: R34 million, 2022: R4 million, 2021: R70 million and 2020: R45 million) OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION FOUR-YEAR STATISTICAL REVIEW continued IR – 260

Environment Cyanide consumption 000t 1,409 N/A N/A N/A 1,409 2,979 N/A N/A 2,979 Total CO2e emissions Scope 1 and 22,3 000t 6,686 285 6 3,123 3,272 7,302 259 3,023 4,020 Scope 32,4 000t 1,137 59 N/A 713 365 1,506 123 823 560 Emissions intensity2,5 tCO2e/t milled 0.13 0.23 N/A 0.08 0.33 0.16 0.17 0.10 0.27 GHG Emissions intensity (Scope 1 and 2)5 tCO2e/oz 2.0 0.29 N/A 1.7 7.4 1.4 0.08 0.97 4.51 SO2 emissions2,6 tonnes 2,578 1.5 N/A 2,576 N/A 1,747 3.83 1,743 N/A Electricity consumed2 TWh 6.13 0.37 0.04 2.88 2.85 6.59 0.37 2.75 3.47 Diesel2 TJ 1,302 286 0 851 166 1,281 372 775 134 Total water withdrawn2 000ML 130.7 3 0.8 23.7 103.2 124.6 3.4 24.2 97.1 Water used 000ML 39.44 0.23 0 23.46 15.75 47.65 0.20 23.89 23.56 Water use intensity7 kl/t treated 1.02 0.18 N/A 0.83 1.68 1.02 0.13 0.80 1.56 Environmental incidents level 3 and higher2 Number 2 1 0 0 1 5 1 2 2 Gross rehabilitation liabilities R billion 12.42 1.18 0 6.23 5.01 11.15 0.99 5.51 4.65 Representation (HDP South Africans)9 Top management (Board)2% 46.2 N/A N/A 46.2 46.2 46.2 N/A 46.2 46.2 Executive management2% 42.4 N/A N/A 42.4 42.4 37.8 N/A 37.8 37.8 Senior management2% 46.0 N/A N/A 44.3 47.1 40.5 N/A 40.5 40.5 Middle management2% 60.3 N/A N/A 63.4 53.3 47.2 N/A 49.3 27.8 Junior management2% 76.5 N/A N/A 79.8 68.8 57.1 N/A 60.1 48.7 Social and procurement spend Total socioeconomic development (SED)2 R million 368.9 6.3 0.2 216.2 146.2 352.4 5.9 200.5 146.0 Social and labour plan (SLP) projects2,8 R million 2,195 N/A N/A 1,098 1,097 2,085 N/A 934 1,151 Total B-BBEE procurement spend2,8 R million 21,415 N/A N/A 12,684 8,731 16,442 N/A 10,637 5,805 Services8% 73 N/A N/A 75 70 65 N/A 62 71 Consumables8% 78 N/A N/A 81 77 78 N/A 82 71 % of total procurement8% 75 N/A N/A 77 74 70 N/A 69 71 Other Current tax and royalties10 R million 11,106 655 0 10,145 302 16,220 1,422 14,291 437 Research and development R million 125.1 55 2022 2021 Group US region EU region SA region Group US region SA region Unit PGM PGM Gold PGM PGM Gold OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION FOUR-YEAR STATISTICAL REVIEW continued IR – 261 Thuthukani shaft, Kloof, SA gold operations

SELECTED KEY SUSTAINABILITY PERFORMANCE INDICATORS, ASSURED, FOR THE 2024 YEAR The table below contains the selected key performance indicators (KPIs) which have been selected for limited assurance (limited assurance in accordance with the International Standards on Assurance Engagements (ISAE) 3000 (revised) and the ISAE 3410, issued by the International Auditing and Assurance Standards Board) for the 2024 year. Selected KPI Boundary Unit of measure Number assured for the 2024 year based on the boundary Environment 1 Total CO2e emissions: Scope 1 and 2 Group excluding Reldan ’000 tCO2e 6,342 2 Total CO2e emissions: Scope 31 Group excluding Reldan, AUS and EU regions ’000 tCO2e 202.6 3 GHG emissions intensity (Scope 1 and 2) Group excluding Reldan tCO2e/oz 2.1 4 Electricity consumed Group excluding Reldan TWh 6.24 5 Diesel energy Group excluding Reldan TJ 1,239 6 Number of environmental incidents: Level 3 and higher Group excluding Reldan Number 2 7 Total water withdrawn Group excluding Reldan ’000 ML 158.8 Health 8 Number of new and resubmitted silicosis cases reported SA region Number of cases 48 9 Number of new and resubmitted noise induced hearing loss (NIHL) cases reported Group excluding Reldan Number of cases 231 10 Number of new and resubmitted chronic obstructive pulmonary diseases (COPD) cases reported SA region Number of cases 8 11 Number of new and retreatment cardiorespiratory tuberculosis (TB) cases reported SA region Number of cases 226 12 Number of new and relapsed tuberculosis (TB) incidence cases reported SA region Number of cases 238 13 Highly-active antiretroviral treatment (HAART) patients on treatment and in active employment2 SA region Number of patients 12,818 Safety 14 Total recordable injury frequency rate (TRIFR)3 Group excluding Reldan Rate 4.34 15 Frontline work stoppages4 Group excluding Reldan % 81 16 Number of fatalities Group excluding Reldan Number 8 Social 17 Total socioeconomic development (SED) spend Group excluding Reldan R million 378.7 18 Total approved social and labour plan (SLP) project spend SA region R million 2,421.3 19 HDP representation in SA region • top management (Board) % 30.8 • executive management % 38.1 • senior management % 50.0 • middle management % 64.6 • junior management % 78.9 20 Total B-BBEE procurement spend SA region R million 22,153 21 Women in the workforce/ Women of Sibanye-Stillwater (WoSS) Group excluding Reldan % 18.0 1 Scope 3 categories included for limited assurance: Category 1 (Purchased Goods and Services), Category 2 (Capital Goods), Category 5 (Waste Generated in Operations), Category 6 (Business Travel), Category 7 (Employee Commuting), Category 9 (Downstream Transportation and Distribution), Category 13 (Downstream Leased Assets) 2 HAART statistics only include employees on medical aid 3 Rate per million hours worked: total number of injuries x 1,000,000 hours worked 4 Frontline work stoppages reported for the month of December 2024 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION FOUR-YEAR STATISTICAL REVIEW continued IR – 262

OPERATING STATISTICS ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– 2024 2023 2022 2021 US PGM operations Production Ore milled 000t 1,129 1,174 1,154 1,469 2E PGM production kg 13,245 13,290 13,099 17,741 000oz 426 427 421 570 Price and costs Average PGM basket price R/2Eoz 18,097 22,890 30482.3822041 216 31,021 US$/2Eoz 988 1,243 1,862 2,097 R/3Eoz 23,189 42,981 50,202 51,987 US$/3Eoz 1,266 2,334 3,067 3,515 Operating cost1 R/2Eoz 20,775 21,539 18,671 13,324 US$/2Eoz 1,134 1,170 1,141 901 Revenue Rm 16,781 23,812 46,090 59,053 Adjusted EBITDA2 Rm 215 1,317 7,604 12,256 Adjusted EBITDA margin3% 1 6 16 21 All-in sustaining cost4 R/2Eoz 25042 34465 25951 14851 US$/2Eoz 1,367 1872 1,586 1,004 Total capital expenditure US$m 154 371 331 309 Rm 2,822 6,841 5,416 4,556 US Reldan operations21 Volume sold: Gold oz 107,680 Silver oz 1,660,299 Platinum oz 15,292 Palladium oz 19,835 Other (Rhodium, Ruthenium, Iridium) oz 63 Copper Lbs 2,590,335 Mixed scrap Lbs 4,690,801 Price and costs Revenue Rm 6,306 Adjusted EBITDA2 Rm 268 Adjusted EBITDA margin3% 4 Total capital expenditure US$m 1 Rm 10 SA PGM operations (attributable) Production Ore milled 000t 35,842 36,048 36,644 38,307 4E PGM production kg 54,087 52,034 51,864 57,110 000oz 1,739 1,673 1,667 1,836 Price and costs Average PGM basket price R/4Eoz 24,213 28,979 42,914 47,066 US$/4Eoz 1,322 1,574 2,622 3,182 Operating cost1 R/4Eoz 23,933 21,951 19,543 16,780 US$/4Eoz 1,307 1,192 1,194 1,135 Revenue Rm 51,257 55,593 71,665 85,154 Adjusted EBITDA2 Rm 7,399 17,620 38,135 51,608 Adjusted EBITDA margin3% 14 32 53 61 All-in sustaining cost4,11 R/4Eoz 21,948 20,054 19,313 16,982 US$/4Eoz 1,198 1,089 1,180 1,148 Total capital expenditure Rm 5,846 5,647 5,104 3,799 US$m 319 307 312 257 SA gold operations Production Ore milled 000t 33,522 31,941 36,172 44,402 Gold produced kg 21,915 25,212 19,301 33,372 000oz 705 811 621 1,073 Price and costs Gold price R/kg 1,400,468 1,146,093 946,073 849,703 US$/oz 2,378 1,936 1,798 1,787 2024 2023 2022 2021 SA OPERATIONS OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION FOUR-YEAR STATISTICAL REVIEW continued IR – 263

Operating cost1 R/kg 1,065,070 953,118 1,074,400 669,723 Revenue Rm 31,145 29,143 17,842 28,358 Adjusted EBITDA2 Rm 5,832 3,523 (3,546) 5,113 Adjusted EBITDA margin3% 19 12 (20) 18 All-in sustaining cost4 R/kg 1,251,810 1,127,138 1,268,360 803,260 US$/oz 2,126 1,904 2,410 1,689 Total capital expenditure Rm 7,253 6,708 4,559 4,380 US$m 396 364 278 296 2024 2023 2022 2021 SA OPERATIONS 2024 2023 2022 EUROPEAN OPERATIONS Sandouville nickel refinery12 Volumes produced Nickel Salts13 tonnes 1,156 1,411 2,003 Nickel Metal tonnes 6,549 5,714 4,839 Total Nickel production tNi 7,705 7,125 6,842 Nickel Cakes14 tonnes 283 320 284 Cobalt Chloride (CoCl2) 15 tonnes 101 127 153 Ferric Chloride (FeCl3) 15 tonnes 1,069 1,214 1,399 Volumes sales Nickel Salts13 tonnes 1,490 1,134 1,860 Nickel Metal tonnes 6,225 5,721 4,987 Total Nickel sold tNi 7,715 6,855 6,847 Nickel Cakes14 tonnes 77 21 — Cobalt Chloride (CoCl2) 15 tonnes 92 116 164 Ferric Chloride (FeCl3) 15 tonnes 1,069 1,214 1,399 Price and costs Nickel equivalent average basket price16 R/tNi 360,855 441,138 458,595 US$/tNi 19,701 23,955 28,019 Revenue Rm 2,784 3,024 3,140 Adjusted EBITDA2 Rm (723) (1,328) (492) Adjusted EBITDA margin3% (26) (44) (16) Nickel equivalent sustaining cost4 R/tNi 449,644 653,246 527,676 US$/tNi 24,548 35,474 32,239 Total Capital expenditure Rm 173 248 90 US$m 9 13 5 2024 2023 AUSTRALIAN OPERATIONS Century zinc retreatment operation17 Production Ore mined and processed kt 6,807 6,097 Zinc metal produced (payable)18 kt 82 76 Zinc sold (payable)19 kt 82 77 Price and costs Average equivalent zinc concentrate price20 R/tZn 49,046 31,815 US$/tZn 2,678 1,728 Revenue Rm 3,983 2,251 Adjusted EBITDA2 Rm 641 (285) Adjusted EBITDA margin3% 16 (13) All-in sustaining cost4 R/tZn 42,446 36,361 US$/tZn 2,317 1,975 Total Capital expenditure Rm 192 165 US$m 10 9 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION FOUR-YEAR STATISTICAL REVIEW continued IR – 264

Revenue R million 112,129 113,684 138,288 172,194 (Loss)/profit for the year R million (5,710) (37,430) 18,980 33,796 Earnings per share cents (258) (1,334) 651 1,140 Headline earnings per share cents 64 63 652 1,272 Number of shares in issue at end of period 000 2,830,567 2,830,567 2,830,370 2,808,406 Statement of financial position (extract) Cash and cash equivalents R million 16,049 25,560 26,076 30,292 Total assets R million 137,992 142,941 166,631 152,994 Borrowings5 R million 41,687 36,618 22,728 20,298 Total liabilities R million 89,703 91,334 75,627 71,649 Statement of cash flows (extract) Net (decrease)/increase in cash and cash equivalents R million (9,490) (1,967) (5,328) 9,344 Other financial data Adjusted EBITDA2 R million 13,088 20,556 41,111 68,606 Net debt/(cash)6 R million 23,424 11,918 (5,850) (11,466) Net debt/(cash) to adjusted EBITDA ratio 1.79 0.58 (0.14) (0.17) Net asset value per share R 17.06 18.23 32.15 28.96 Debt to equity7 ratio 1.86 1.77 0.83 0.88 Dividends declared per share ZAR cents — 53 260 479 Dividend yield8% — 2.1 5.8 9.8 Average exchange rate9 R/US$ 18.32 18.42 16.37 14.79 Closing exchange rate10 R/US$ 18.76 18.57 17.03 15.94 Share data Market capitalisation at year-end R billion 42 70.5 126.6 137.9 US$ billion 2.3 3.8 7.5 8.8 Average daily volume of shares traded ’000 14,664 13,533 12,162 14,175 Ordinary share price – high R/share 27.17 51.68 75.4 74.67 Ordinary share price – low R/share 14.1 18.7 35.74 45.58 Ordinary share price at year end R/share 14.98 24.90 44.72 49.1 GROUP FINANCIAL STATISTICS Income statement (extract) 2024 2023 2022 2021 1 Operating cost is a non-IFRS measure see pages AFR-43 for additional information. Operating cost is the average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled in the same period, and operating cost per ounce and kilogram is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold kilograms produced or platinum group metals (PGM) 2E or 4E ounces produced in the same period 2 The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA is a non-IFRS measure see pages AFR-42 for additional information. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS Accounting Standards and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.10 Capital management 3 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is a non-IFRS measure see pages AFR-42 for additional information 4 Sibanye-Stillwater presents the financial measures “All-in sustaining costs”, “All-in costs”, “All-in sustaining cost per kilogram”, “All-in sustaining cost per ounce”, “All-in sustaining cost per tonne”,“All- in cost per kilogram”, “All-in cost per ounce” and “All-in cost per tonne”, which were introduced during the year ended 31 December 2013 by the World Gold Council (the Council). The Council is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold from industry, consumers and investors and is not a regulatory organisation. The Council has worked with its member companies to develop a metric that expands on IFRS Accounting Standards measures such as cost of goods sold and currently accepted non-IFRS measures to provide relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining operations related to expenditures, operating performance and the ability to generate cash flow from operations. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this metric All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in sustaining cost per tonne, All-in cost per kilogram, All-in cost per ounce and All-in cost per tonne metrics are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS Accounting Standards and should not be considered in isolation or as alternatives to cost of sales, (loss)/profit before tax, (loss)/profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in sustaining cost per tonne, All-in cost per kilogram, All-in cost per ounce and All-in cost per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. All-in costs excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. For a reconciliation of cost of sales, before amortisation and depreciation to All-in costs and Nickel equivalent sustaining cost, see – Overview – Management’s discussion and analysis of the financial statements – 2024 financial performance compared with 2023 – Cost of sales – All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost The Nickel equivalent sustaining cost, is the cost to sustain current operations. Nickel equivalent sustaining cost per tonne nickel is calculated by dividing the Nickel equivalent sustaining cost, in a period by the total nickel products sold over the same period. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION FOUR-YEAR STATISTICAL REVIEW continued IR – 265 based upon each company’s internal policies. For a reconciliation of cost of sales, before amortisation and depreciation to Nickel equivalent sustaining cost, see – Overview – Management’s discussion and analysis of the financial statements – 2024 financial performance compared with 2023 – Cost of sales – All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost 5 This represents total borrowings as per the consolidated financial statements. See the Consolidated financial statements – Notes to the consolidated financial statements – Note 28: Borrowings and derivative financial instrument 6 Net (cash)/debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater, and, therefore, exclude the Burnstone Debt. Net (cash)/debt excludes cash of Burnstone 7 The debt to equity ratio is a debt ratio used to measure the Group’s financial leverage and is calculated by dividing total liabilities by equity 8 The dividend yield is a financial ratio that indicates how much a company pays out in dividends each year relative to its share price. Dividend yield is represented as a percentage and is calculated by dividing the dividends per share declared in a given year by the ordinary share price at the end of the year 9 The average exchange rate during the relevant period as reported by EquityRT. 10 The closing exchange rate at period end as reported by EquityRT. Fluctuations in the exchange rate between the rand and the US dollar will affect the US dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Shares (ADSs) trading on the NYSE. These fluctuations will also affect the US dollar amounts received by owners of ADSs on the conversion of any dividends paid in rand on the ordinary shares 11 The SA PGM operations excludes the production and costs associated with purchase of concentrate (PoC) from third parties at the Marikana operations from 1 January 2020 12 Amounts included since effective date of the acquisition on 4 February 2022 13 Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution 14 Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process 15 Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis 16 The nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold 17 The Century operations in Queensland, Australia was acquired by the Group on 22 February 2023 18 Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions 19 Zinc sold (payable) is the payable quantity of zinc metal sold after applying smelter content deductions 20 Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold 21 The acquisition of the Reldan Group of Companies (Reldan) was concluded on 15 March 2024. The year ended 31 December 2024 include the results since acquisition OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION FOUR-YEAR STATISTICAL REVIEW continued IR – 266 P&auml;iv&auml;neva concentrator in Kaustinen, Keliber lithium project, Finland

OUR MATERIAL MATTERS – DETERMINATION, DEFINITIONS AND REFERENCES OUR PROCESS OF DETERMINING MATERIAL ISSUES ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– In support of the disclosure on page 3 about materiality and our material matters for this Integrated report, please see the process followed in determining the material matters, followed by the more detailed description of each element of the process: OUR PROCESS OF DETERMINING MATERIAL ISSUES STRATEGIC FOCUS We considered materiality against our three-dimensional strategy, following the changing context of business, stakeholders’ feedback and emerging trends on the global front. DEFINING MATERIALITY The double materiality lens was adopted during the materiality workshop. Materiality relevance from the Group’s financial materiality level was adopted for the financial materiality considerations, as per the IFRS S1 Practice Statement 2 (see Annual financial report, note 1.2, available at www.sibanyestillwater.com/news-investors/reports/annual). The global macro-economic environment, the sector and the various ecosystems making up the value-chain of economies were discussed. The enterprise value lens was applied in considering the positive and negative impacts of the Group on the economy, society and the environment. STAKEHOLDERS External stakeholder perspectives, gathered through perception surveys, meeting minutes, grievance processes, informal and formal discussions and peer group analysis were used as validation processes to material matters. ESG analysts’ reviews, the external media analysis, analysts’ research notes and investor feedback were also considered. The workshop also considered the inputs of key internal individuals who liaise with stakeholders on a regular basis. RISKS CONSIDERATION The Group and regional risk registers and risk movements from the previous year were discussed in the context of material matters. The Group’s risk management thresholds were considered as part of the review of the material matters. VALUE DRIVER ALIGNMENT AND RANKING The value drivers and the business model were considered as the assessment of the material matters was refined. Relevant internal representatives participated in the workshop and scoring. They include representatives from the Group and the regions in the form of the C-suite, senior executives, and operational and functional specialists. The material matters were listed and scored according to their expected financial impact on Sibanye-Stillwater and also by the expected external impact of Sibanye-Stillwater on the economies of the countries in which we operate, as well as the societal and environmental impacts. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 267

MATERIAL ISSUES – DESCRIPTION AND REFERENCES WITHIN THE REPORT AND SUITE OF REPORTS 1 Profitability Various challenges impact our operational profitability, include inflationary pressures, rising stakeholder expectations, and persistent external macroeconomic challenges. We are assessing our operations to ensure optimal performance and sustainability throughout economic cycles. We recognise that shared value delivery may fall short of desired levels due to pressures on profitability. To address the commercial landscape, we are implementing necessary restructuring and right-sizing on underperforming operations. This strategic approach will help sustain us amid current precious metal prices. See Chief Financial Officer’s report, pages , 75 . Also see the Group Annual Financial report www.sibanyestillwater.co m/news-investors/reports/ annual/ Strategic essential: Maintaining a profitable business and optimising capital allocation 2 Safety and health Underground mining involves managing a hazardous work environment: confined spaces, dynamic movement of rock, large vehicles, heavy machinery, and the like. Additionally, in the interests of meeting global ESG standards, the deep and labour-intensive nature of most South African mines demands ongoing attention to employee safety and wellbeing. Our Zero harm framework involves institutionalising our controls, behaviours and management routines to “block the path to death”. Dealing with this material matter also includes the issue of corporate culture and creating a safe working environment that promotes mental and physical wellbeing. Indicators assured: number of fatalities; total recordable injury frequency rate, work stoppages, number of noise induced hearing loss cases reported, number of new and resubmitted chronic obstructive pulmonary diseases cases reported, number of new and relapse tuberculosis cases reported, highly-active antiretroviral treatment patients on treatment and in active employment page 123. See Safe production, page 111 and Health, wellbeing and occupational hygiene, page 123 Strategic essential: Ensuring safety and wellbeing 3 Capital allocation and balance sheet strength Our capital allocation framework is our guide for growth and diversification of opportunities. Maintaining our capital discipline in weaker market conditions requires us to be prudent with capital investments. Our sound financial decision-making structures and mechanisms ensures that Group manages costs and remains profitable over the long term. See Chief Financial Officer’s report, page 75 and 80 Strategic essential: Maintaining a profitable business and optimising capital allocation 4 Licence to operate Without a licence to operate, we cannot undertake our business activities as a multinational mining Group. This material matter refers to regulatory compliance with frameworks (and other regulatory obligations) as well as our social licence. We operate within complex regulatory environments across geographies, and we must keep abreast of dynamic social concerns and changes in the regulatory landscape. Indicators assured: total approved social and labour plan project spend and socio- economic development spend, total B-BBEE procurement spend. See Corporate governance page 30, see accountability, governance and assurance information on pages 124, 136, and 156 Strategic essential: Prospering in every region in which we operate 5 Tailings storage facilities management Tailings facilities store a mine’s primary waste stream. Without proper management, these facilities can pose a significant risk to local communities and to the natural environment. There is also a circular economy opportunity to unlock value from the retreatment of tailings, with some of our operations dedicated to this. We mitigate risk in tailings by adhering to global standards. See Planet: minimising our environmental impact, page 205 Strategic essential: Ensuring safety and wellbeing 6 Water management Water is a precious shared resource. Climate change is making droughts and floods more severe, impacting water resources. We manage water management at an operational level, where the different water footprints and risks at each region require their own unique approach. Our SA PGM operations are located in a water-stressed region, while our SA gold operations are in a water-rich location. The US and EU operations are also in water-rich locations, with water quality the primary factor. Indicators assured: total water withdrawn, water use, water use intensity. Indicator assured: Total water-withdrawn See Planet: Minimising our environmental impact, page 195 Strategic essential: Sustainability embedded as the way we do business 7 Nature, pollution & mine rehabilitation Recognising that communities are embedded in the natural environment, and are reliant on it for resources such as water, we note the importance of environmental sustainability, ecosystem health and biodiversity. Concurrent rehabilitation and pollution prevention are crucial in addressing environmental challenges. We aim for a net positive impact, whereby our mining operations contribute to the health of ecosystems. Indicators assured: Gross rehabilitation liabilities. Indicator assured: Number of environmental incidents – level 3 and higher See Planet: Minimising our environmental impact, page 207 Strategic essential: Sustainability embedded as the way we do business Material issue For more information Strategic essentials and differentiators OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MATERIAL MATTERS – DETERMINATION, DEFINITIONS AND REFERENCES continued IR – 268

8 Climate transitional risk In 2023, we completed a TCFD reporting gap analysis and scenario modelling of climate related risks, which included quantifying the business impacts associated with the transition to a lower carbon economy. The transition may entail higher borrowing costs, due to Sibanye-Stillwater being seen as belonging to a high-emitting industry. Carbon emissions related costs, e.g. carbon tax, are our most significant transitional costs. See Planet: Minimising our environmental impact, page 189 and Managing our risks and opportunities within the external environment, page 50 Strategic essential: Sustainability embedded as the way we do business 9 Climate physical risk Our TCFD reporting gap analysis and scenario modelling of climate related risks noted seven perils: coastal flood, freeze, riverine flood, temperate windstorm, tropical wind storm, drought and heatwave. All operational assets were assessed against climate scenarios. For the SA gold operations temperate windstorm is the main risk driver of property damage and cost increases. For the SA PGM operations, drought is the main driver of the risk of increases in business interruption, with significant contributions from heatwave and riverine flood. For the US PGM operations, freeze (which is also a precursor to potential floods) is the main risk driver of property and business interruption, although it decreases over time. The impacts of riverine flooding and temperate windstorm increase over time for our European operations. For the Australian operations, drought and heatwaves are the main drivers of business interruption, increasing over time. The Australian and US operations experienced flooding events before which evidences the increasing volatility of unexpected climate change events. Indicators assured: Total carbon equivalent emissions scope 1, 2 and 3 and GHG emissions intensity (scope 1 and 2). See Planet: Minimising our environmental impact, page 186 and Managing our risks and opportunities within the external environment, page 52 Strategic essential: Sustainability embedded as the way we do business 10 Sociopolitical instability With Sibanye-Stillwater’s growing global footprint, we are increasingly exposed to sociopolitical risks, some of which are caused by geopolitical tensions. Low economic growth, joblessness and and poor delivery of government services exacerbate instability in South Africa; while there are also political tensions in the US and France. Sibanye- Stillwater has a positive role to play (articulated in our vision as shared value), whereby we are dedicated to being part of the solution, by contributing to industrial growth and socioeconomic recovery that is fair and just for society and for the environment. But ultimately we rely on a certain measure of sociopolitical stability to conduct our operations, noting the high standards of human rights and other ethical concerns to which we hold ourselves. Indicators assured: total socioeconomic development spend, total approved social and labour plan project spend, total B-BBEE procurement spend. See People: Socioeconomic development, page 156, External environment for our business and operations, page 36, Managing our risks and opportunities within the external environment, page 50 Strategic essential: Prospering in every region in which we operate 11 Macroeconomic and geopolitical volatility We are part of a complex value-chain that spans geographies. We are vulnerable to interruptions in our supply chain, perhaps caused by geopolitical ructions. Demand for PGMs is dependent on industry growth and automotive manufacturing. Therefore, it is important to build resilience across our operations, our communities, and our supply chains; as well as to diversify appropriately when opportunity presents itself. See External environment for our business and operations page 35 Strategic differentiator: Building a pandemic resilient ecosystem 12 Innovation and digital evolution As a digital-first organisation, Sibanye-Stillwater upholds global best practice in digital technology adoption, while mitigating against ICT risks. On 8 July 2024 we experienced a cyberattack targeting ICT infrastructure and affecting over 1,000 servers, posing a threat to business continuity, data integrity and security. This material matter is about the need to stay competitive and to reshape the way we work, it also speaks to the risk of cyber threats, which demand constant vigilance and an adherence to world-class systems and standards for countering the threats. Our strategic differentiator Inclusive, diverse and bionic addresses the need to stay on the cutting edge of technology, and use it to enhance productivity. See Innovation, digital and technology, page 174 Our strategic foundation: Material issue For more information Strategic essentials and differentiators OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MATERIAL MATTERS – DETERMINATION, DEFINITIONS AND REFERENCES continued IR – 269

13 Security, crime and extortion This material matter is of particular concern for our SA region, where illegal mining, crime, community unrest, and extortion are real threats to our operations, as well as to our reputation. They also have potentially fatal consequences; and they affect South Africa’s entire mining industry. Illegal mining is linked to organised crime, with syndicates threatening our employees and community members with violence. Our operations are also sometimes threatened by bogus “business forums” who try to extort tenders and employment opportunities through illegitimate protest action. All of the above can lead to financial losses and reputational harm. At worst, we could be forced to suspend or close down certain operations. We have various measures in place to engage stakeholders, collaborate with authorities, leverage technology and innovation, and mitigate security risks before they get out of hand. See Safe production, Impact of illegal mining and crime on our SA operations, page 117 Strategic essential: Ensuring safety and wellbeing 14 Energy supply and security Our dependence on energy poses a risk to the sustainability of our daily operations. In South Africa our reliance on Eskom and their carbon intensive electricity is a growing risk. In 2024, Sibanye-Stillwater continued to invest in renewable projects in South Africa. We're targeting to have 600MW of renewable projects operational by the end of 2026, with 407MW of solar and wind capacity already nearing completion. Indicators assured: electricity consumed, and diesel energy. See Planet: Minimising our environmental impact, page 190 and Managing our risks and opportunities within an external environment, page 50 Strategic essential: Sustainability embedded as the way we do business 15 Advancing core skills, inclusion and diverse talent The shortage of high-end mining skills hampers efficiency, making talent management essential for value creation. There is a competitive market for technical talent and it can be challenging to attract professionals to remote locations, particularly as younger people are less inclined to pursue mining careers. We foster a values-based work culture, with an emphasis on safety and wellbeing and on meeting ESG standards, including DEI. We recognise that “diversity” should go beyond gender and race to include aptitude and experience. Despite challenges (e.g. the relative under-representation of women at Sibanye-Stillwater) we are dedicated to meeting our inclusivity and diversity goals through specific initiatives, such as our DEIB Council. Indicators assured: HDP representation: top, executive, senior, middle and junior management, and women in the workforce. See Our people, page 138,142 and 146 Strategic differentiator: Prospering in every region in which we operate Material issue For more information Strategic essentials and differentiators Also see Chairman and Chief Executive Officer’s review, page 13; see Social, ethics and sustainability committee: Chairman’s 2024 report, page 104. See also the Sustainability content index on material matters. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION MATERIAL MATTERS – DETERMINATION, DEFINITIONS AND REFERENCES continued IR – 270

OUR SHARED VALUE IN NUMBERS Leaves of the Umdoni tree Fruits of the Umdoni tree Represents all our stakeholders Signifying the shared value to our stakeholders Unit 2013 2023 2024 2024 vs 2023 % change 2024 vs 2013 % change Cumulative (12 years) Employees and organised labour Employees including contractors Number 36,274 82,788 72,423 (13) % 100% 72,423 Salaries and benefits Rbn 6.2 30.6 31.4 3% 410% 220.2 US$bn 0.6 1.7 1.7 3% 167% 14.5 Average salaries and benefits per employee R 169,708 369,510 433,288 17% 155 % US$ 17,678 20,060 23,651 18% 34 % Communities Invested in socioeconomic development and CSI Rbn 1.0 2.7 2.7 2% 161% 19.7 US$bn 0.1 0.1 0.1 2% 37% 1.3 Government and regulators Taxes and royalties paid1 Rbn 0.6 4.1 2.2 (46) % 304% 50.1 US$bn 0.06 0.2 0.1 (46) % 112% 3.3 Shareholders Dividends and share buybacks Rbn 0.3 5.0 — (100) % (100) % 46.0 US$bn 0.03 0.3 — (100) % (100) % 3.0 Suppliers Total discretionary procurement - specific to SA region Rbn 5.1 32.7 28.7 (12) % 462% 206.4 US$bn 0.5 1.8 1.6 (12) % 194% 13.5 Black economic empowerment (BEE) procurement - specific to SA region Rbn 2.9 25.0 22.2 (11) % 675% 153.5 US$bn 0.3 1.4 1.2 (11) % 306% 10.0 Customers Green revenue factor % — 68 73 8% 100% 73 % Environment Water used (from 2015 to 2024) 000Ml 42.0 52.1 44.5 (15) % 6% 480.7 Water use intensity (from 2015 to 2024) kl/t treated 2.09 1.26 0.97 (23) % (54) % Company Total capital expenditure/investment Rbn 2.9 22.1 22.5 2% 677% 117.4 US$bn 0.3 1.2 1.2 3% 307% 7.5 Exchange rate* R/US$ 9.60 18.42 18.32 (1) % 91% 1 Taxes and royalties paid as per the consolidated statement of cash flows in the Group Annual financial report * Exchange rates for 2013: R9.60/US$, 2014: R10.82/US$, 2015: R12.75/US$, 2016: R14.68/US$, 2017: 13.31/US$, 2018: R13.24/US$, 2019: R14.46/US$, 2020: R16.46/US$, 2021: R14.79/US$, 2022: R16.37/US$, 2023: R18.42/US$, 2024; R18.32/US$ OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 271 36,274 employees incl. contractors R6.16 billion paid in salaries and benefits R1.05 billion invested in socioeconomic development and CSI R554 million taxes and royalties1 R316 million invested in training and development R5.1 billion spent on total discretionary procurement 20242013 72,423 employees incl. contractors R31.4 billion paid in salaries and benefits R2.7 billion invested in socioeconomic development and CSI R2.2 billion taxes and royalties1 R1 billion invested in training and development R28.7 billion spent on total discretionary procurement in South Africa

SHAREHOLDER INFORMATION SHARE INFORMATION Sector Resources Issued share capital at 31 December 2024 2,830,567,264 at 31 December 2023 2,830,567,264 at 31 December 2022 2,830,370,251 JSE Ticker: SSW Market capitalisation at 28 March 2025 R57.4 billion at 31 December 2024 R42.4 billion at 31 December 2023 R70.5 billion at 31 December 2022 R126.6 billion 12-month average daily share trading volumes year ended 31 December 2024 14,085,886 year ended 31 December 2023 14,030,137 year ended 31 December 2022 12,055,276 Share price statistics 12-month low and high for 2024 Low: R14.10 High: R27.17 12-month low and high for 2023 Low: R18.70 High: R51.68 12-month low and high for 2022 Low: R35.74 High: R75.40 closing price as at 31 December 2024 R14.98 closing price as at 31 December 2023 R24.90 closing price as at 31 December 2022 R44.72 NYSE Ticker: SBSW Market capitalisation at 28 March 2025 US$3.1 billion at 31 December 2024 US$2.3 billion at 31 December 2023 US$3.8 billion at 31 December 2022 US$7.5 billion 12-month average daily share trading volumes on the NYSE and other US platforms year ended 31 December 2024 6,046,982 year ended 31 December 2023 4,454,107 year ended 31 December 2022 3,690,141 Share price statistics 12-month low and high for 2024 Low US$3.18 High US$5.69 12-month low and high for 2023 Low US$4.27 High US$12.31 12-month low and high for 2022 Low US$8.16 High US$20.32 closing price as at 31 December 2024 US$3.30 closing price as at 31 December 2023 US$5.43 closing price as at 31 December 2022 US$10.66 Free float1 100% ADS ratio 1 ADS:4 ordinary shares ADSs outstanding 31 December 2024 1,015,072,822 31 December 2023 808,627,726 31 December 2022 529,817,698 1 Excluding directors, prescribed officers and their relations, as well as the employee share trust OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 272

Ownership summary at 31 December 2024 – top 10 shareholders Rank Investor Current combined holding of shares in issue % of shares in issue 1 Public Investment Corporation (PIC)1 393,904,882 13.92 2 Lingotto Investment Management, LLP1 214,319,720 7.57 3 BlackRock Inc1 142,494,663 5.03 4 Allan Gray Proprietary Limited 116,811,664 4.13 5 The Vanguard Group Inc 112,552,369 3.98 6 Global X Management Company LLC 59,753,795 2.11 7 State Street Global Advisors Ltd 52,448,806 1.85 8 Dimensional Fund Advisors 50,968,669 1.80 9 Two Sigma Investments LLC 36,477,904 1.29 10 Polunin Capital Partners Ltd 36,280,576 1.28 1 These are major shareholders in line with the JSE listings requirements 8.63(e) Registered shareholder spread at 31 December 2024 Number of holders % of total shareholders Number of shares2 % of shares in issue1,3 1-1,000 shares 41,412 74.23 7,861,549 0.28 1,001-10,000 shares 11,419 20.47 36,335,999 1.28 10,001-100,000 shares 2,169 3.89 63,806,307 2.25 100,001-1,000,000 shares 618 1.11 196,112,499 6.93 1,000,001 shares and above 166 0.30 2,526,450,910 89.26 Total 55,784 100.00 2,830,567,264 100.00 1 Figures may not add due to rounding 2 As of 28 March 2024, the issued share capital of Sibanye-Stillwater consisted of 2,830,567,264 ordinary shares 3 To our knowledge: (1) Sibanye-Stillwater is not directly or indirectly owned or controlled (a) by another entity or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Sibanye-Stillwater. To the knowledge of Sibanye-Stillwater’s management, there is no controlling shareholder of Sibanye-Stillwater Public and non-public shareholdings at 31 December 2024 Shareholder type Number of holders % of total shareholders Number of shares % of shares in issue Non-public shareholders 15 0.03 25,704,534 0.91 Directors and associates 8 0.02 3,962,126 0.14 Prescribed Officers and associates 6 0.01 2,508,653 0.09 Share trust1 1 0.00 19,233,755 0.68 Public shareholders 55,769 99.97 2,804,862,730 99.09 Total 55,784 100.00 2,830,567,264 100 1 Included in the number of non-public shareholders for the Share trust are trustees who are beneficiaries of this trust Foreign custodian holdings of 5% or more at 31 December 2024 Number of shares % of shares in issue Bank of New York Mellon (ADSs Sponsor) 1,015,072,822 35.86 State Street Bank & Trust Co. 225,812,765 7.98 JPMorgan Chase & Co. 148,414,154 5.24 OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SHAREHOLDER INFORMATION continued IR – 273

The tables below show the change in the percentage ownership of Sibanye-Stillwater’s major shareholders, to the knowledge of Sibanye- Stillwater’s management, between 2022 and 2024. Investment management shareholdings of 5% or more at 31 December 20241 PIC 393,904,882 13.92 488,960,260 17.27 433,088,187 15.30 Lingotto Investment Management, LLP 214,319,720 7.57 157,104,510 5.55 — 0.00 BlackRock Inc 142,494,663 5.03 132,257,343 4.67 153391012 5.42 Allan Gray 116,811,664 4.13 181,546,600 6.41 195,293,037 6.9 2024 2023 2022 Number of shares % of shares in issue Number of shares % of shares issue Number of shares % of shares issue 1. A list of the investment managers holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 5% or more of the issued share capital of Sibanye- Stillwater as of 28 March 2025 is set forth below: Number of shares % of shares in issue Government Employees Pension Fund (PIC)2 395,173,969 13.96 Lingotto Investment Management, LLP 219,615,264 7.76 2. This represents funds managed by the PIC as an investment fund manager, which holds the majority of its shares on behalf of the Government Employees Pension Fund Beneficial shareholdings 5% or more at 31 December 20241 2024 2023 2022 Number of shares % Number of shares % Number of shares % Government Employees Pension Fund (PIC)2 390,972,890 13.81 495,015,046 17.49 503,471,582 17.72 1 A list of the individuals and organisations holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 5% or more of the issued share capital of Sibanye- Stillwater as of 28 March 2024 is set forth below: Number of shares % of shares in issue Government Employees Pension Fund (PIC)2 398,421,794 14.08 2 This is the aggregate shareholding for the Government Employees Pension Fund the majority of which is managed by the Public Investment Corporation (PIC) Sibanye-Stillwater’s ordinary shares are subject to dilution as a result of any non-pre-emptive share issuance, including upon the exercise of Sibanye-Stillwater’s outstanding share options, issues of shares by the Board in compliance with B-BBEE legislation or in connection with acquisitions. The principal non-United States trading market for the ordinary shares of Sibanye-Stillwater is the JSE Limited, on which they trade under the symbol “SSW”. Sibanye-Stillwater’s American depositary shares (ADSs) trade in the United States on the NYSE under the symbol “SBSW”. The ADRs representing the ADSs were issued by The Bank of New York Mellon (BNYM) as depositary under the ADR programme. Each ADS represents four ordinary shares. No public takeover offers by third parties have been made in respect of Sibanye-Stillwater’s shares or by Sibanye-Stillwater in respect of other companies’ shares during the last and current fiscal year, other than Sibanye-Stillwater's public takeover offer for New Century Resources. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION SHAREHOLDER INFORMATION continued IR – 274

DISCLAIMER Forward-looking statements The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye- Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, silver, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the outcome of any disputes or litigation; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions, or maintain required board gender diversity; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of contagious diseases, including global pandemics. Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2024 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2024 on Form 20-F filed with the United States Securities and Exchange Commission on 25 April 2025 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors. Non-IFRS1 measures The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, adjusted EBITDA margin, adjusted free cash flow, AISC, AIC, Nickel equivalent sustaining cost and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. The forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors. 1 IFRS refers to

International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB) Mineral Resources and Mineral Reserves Sibanye-Stillwater’s Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the exchange rates, operating costs, mining permits, changes in legislation and operating factors. Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the United States Securities and Exchange Commission (SEC) and the JSE at all managed operations, development, and exploration properties. Websites References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report. OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 275

ADMINISTRATIVE AND CORPORATE INFORMATION SIBANYE STILLWATER LIMITED (SIBANYE-STILLWATER) Incorporated in the Republic of South Africa Registration number 2014/243852/06 Share code: SSW and SBSW Issuer code: SSW ISIN: ZAE000259701 LISTINGS JSE: SSW NYSE: SBSW WEBSITE www.sibanyestillwater.com REGISTERED AND CORPORATE OFFICE Constantia Office Park Bridgeview House, Building 11, Ground floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park 1709 South Africa Private Bag X5 Westonaria 1780 South Africa Tel: +27 11 278 9600 Fax: +27 11 278 9863 COMPANY SECRETARY Lerato Matlosa Email: lerato.matlosa@sibanyestillwater.com DIRECTORS Dr Vincent Maphai* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Dr Elaine Dorward-King* Harry Kenyon-Slaney* ^ Jeremiah Vilakazi*@ Keith Rayner* @ Dr Peter Hancock*** Philippe Boisseau** Richard Menell*@# Sindiswa Zilwa* Terence Nombembe^^ Timothy Cumming*@ Dr Richard Stewart (CEO designate)+ * Independent non-executive *@ Non-executive ^ Appointed as lead independent director 1 January 2024 # Resigned as lead independent director 1 January 2024 ** Appointed as independent non-executive director 8 April 2024 *** Appointed as independent non-executive director 6 May 2024 ^^ Appointed as independent non-executive director 11 September 2024 + Appointed Executive Director 1 March 2025 INVESTOR ENQUIRIES James Wellsted Executive Vice President: Investor Relations and Corporate Affairs Mobile: +27 83 453 4014 Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com JSE SPONSOR J.P. Morgan Equities South Africa Proprietary Limited Registration number 1995/011815/07 1 Fricker Road, Illovo Johannesburg 2196 South Africa Private Bag X9936 Sandton 2146 South Africa AUDITORS Ernst & Young Inc (EY)* 102 Rivonia Road Sandton 2196 South Africa Private Bag X14 Sandton 2146 South Africa Tel: +27 11 772 3000 *to resign at the 2025 AGM AMERICAN DEPOSITARY RECEIPTS TRANSFER AGENT BNY Mellon Shareowner Correspondence (ADSs) Mailing address of agent: TMS PO Box 43078 Providence, RI 02940-3078 Overnight/certified/registered delivery: TMS 150 Royal Street, Suite 101 Canton, MA 02021 US toll free: + 1 888 269 2377 Tel: +1 201 680 6825 Email: shrrelations@cpushareownerservices.com Tatyana Vesselovskaya Relationship Manager - BNY Mellon Depositary Receipts Email: tatyana.vesselovskaya@bnymellon.com TRANSFER SECRETARIES SOUTH AFRICA Computershare Investor Services Proprietary Limited Rosebank Towers 15 Biermann Avenue Rosebank 2196 PO Box 61051 Marshalltown 2107 South Africa Tel: +27 11 370 5000 Fax: +27 11 688 5248 Forms of proxy to Meeting Scrutineers The Meeting Specialist Proprietary Limited JSE Building One Exchange Square 2 Gwen Lane Sandown Sandton, 2196 South Africa PO Box 62043 Marshalltown, 2107 South Africa Contact Farhana Adam Tel: +27 84 433 4836 Izzy van Schoor Tel: +27 81 711 4255 Michael Wenner Tel: +27 61 440 0654 e-mail: proxy@tmsmeetings.co.za OUR BUSINESS AND LEADERSHIP WHAT DRIVES US OUR PERFORMANCE REWARDING DELIVERY ANCILLARY INFORMATION IR – 276

Our strategic differentiator, inclusive, diverse, and bionic, is depicted in this image. The small markings signify computer code, highlighting the balance between technology and human individuality. This design emphasises how technology can enhance humanity while preserving our unique identities. We value our employees’ contributions, each leaving their unique ‘fingerprint’ on our business, and honour their commitment to our values, which drive our innovation and shared value.

AFR –	1
CONTENTS

Four-year financial performance	AFR – 2
Management’s discussion and analysis of the financial statements	AFR – 8
Statement of responsibility by the Board of Directors	AFR – 41
Company secretary’s confirmation	AFR – 41
Report of the Audit Committee	AFR – 42
Directors’ report	AFR – 47
Report of independent registered public accounting firm	AFR – 53
Consolidated income statement	AFR – 57
Consolidated statement of other comprehensive income	AFR – 57
Consolidated statement of financial position	AFR – 58
Consolidated statement of changes in equity	AFR – 59
Consolidated statement of cash flows	AFR – 60
Notes to the consolidated financial statements	AFR – 61
Shareholder information	AFR – 171
Administration and corporate information	AFR – 174

The audited consolidated financial statements for the year ended 31 December 2024 have been prepared by Sibanye-Stillwater’s group financial reporting team headed by Henning Opperman CA (SA). This process was supervised by the Group’s CFO, Charl Keyter and authorised for issue by Sibanye-Stillwater’s Board of Directors on 25 April 2025.

AFR –	2
FOUR-YEAR FINANCIAL PERFORMANCE

		2024	2023	2022	2021
Group financial statistics[1]
Income statement
Revenue	Rm	112,129	113,684	138,288	172,194
Cost of sales, before amortisation and depreciation	Rm	(96,398)	(89,756)	(94,537)	(101,013)
Amortisation and depreciation	Rm	(8,810)	(10,012)	(7,087)	(8,293)
(Loss)/profit for the year	Rm	(5,710)	(37,430)	18,980	33,796
(Loss)/profit for the year attributable to owners of Sibanye-Stillwater	Rm	(7,297)	(37,772)	18,396	33,054
Basic earnings per share	cents	(258)	(1,334)	651	1,140
Diluted earnings per share	cents	(258)	(1,334)	650	1,129
Headline earnings per share	cents	64	63	652	1,272
Diluted headline earnings per share	cents	64	63	651	1,260
Dividend per share	cents	—	53	260	479
Weighted average number of shares	’000	2,830,567	2,830,528	2,826,085	2,898,804
Diluted weighted average number of shares	’000	2,830,567	2,830,567	2,830,781	2,927,246
Number of shares in issue at end of period	’000	2,830,567	2,830,567	2,830,370	2,808,406
Statement of financial position
Property, plant and equipment	Rm	66,906	61,338	76,909	62,494
Cash and cash equivalents	Rm	16,049	25,560	26,076	30,292
Total assets	Rm	137,992	142,941	166,631	152,994
Net assets	Rm	48,289	51,607	91,004	81,345
Stated share capital	Rm	21,647	21,647	21,647	21,647
Borrowings[2]	Rm	41,687	36,618	22,728	20,298
Total liabilities	Rm	89,703	91,334	75,627	71,649
Statement of cash flows
Net cash from operating activities	Rm	10,113	7,095	15,543	32,256
Net cash used in investing activities	Rm	(24,338)	(22,038)	(17,374)	(14,568)
Net cash from/(used in) financing activities	Rm	4,735	12,976	(3,497)	(8,344)
Net (decrease)/increase in cash and cash equivalents	Rm	(9,490)	(1,967)	(5,328)	9,344
Other financial data
Adjusted EBITDA[3]	Rm	13,088	20,556	41,111	68,606
Net debt/(cash)[4]	Rm	23,424	11,918	(5,850)	(11,466)
Net debt/(cash) to adjusted EBITDA[5]	ratio	1.79	0.58	(0.14)	(0.17)
Net asset value per share[6]	R	17.06	18.23	32.15	28.96
Average exchange rate[7]	R/US$	18.32	18.42	16.37	14.79
Closing exchange rate[8]	R/US$	18.76	18.57	17.03	15.94
Share data
Ordinary share price – high	R	27.17	51.68	75.40	74.67
Ordinary share price – low	R	14.10	18.70	35.74	45.58
Ordinary share price at year end	R	14.98	24.90	44.72	49.10
Average daily volume of shares traded	’000	14,664	13,533	12,162	14,175
Market capitalisation at year end	Rbn	42	71	127	138
1The selected historical consolidated financial data set out above have been derived from Sibanye-Stillwater’s consolidated financial statements for those periods and as at those dates which have been prepared in accordance with IFRS Accounting Standards taking into account any changes in accounting principles. Headline earnings per share is calculated in terms of the guidance issued by the South African Institute of Chartered Accountants (SAICA), see – Consolidated financial statements – Notes to the consolidated financial statements – Note 12.3 Headline earnings per share
2This represents total borrowings as per the consolidated financial statements, see – Consolidated financial statements – Notes to the consolidated financial statements –
Note 28 Borrowings and derivative financial instrument
3The adjusted EBITDA is based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS Accounting Standards and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of (loss)/profit before royalties and tax to adjusted EBITDA, see –
Consolidated financial statements – Notes to the consolidated financial statements – Note 28.10 Capital management
4Net debt/(cash) represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye- Stillwater, and, therefore, exclude the Burnstone Debt and include the derivative financial instrument. Net debt excludes cash of Burnstone. Where cash and cash equivalents exceed borrowings and bank overdraft this represents a net cash position and the negative amount is shown in brackets
5Net debt/(cash) to adjusted EBITDA (ratio) is defined as net debt/(cash) as at the end of a reporting period divided by adjusted EBITDA of the last 12 months ending on the same reporting date. Where a net cash position arises the Net debt/(cash) to adjusted EBITDA (ratio) is negative and the amount is shown in brackets
6Net asset value per share (ratio) is defined as total assets as at the end of a reporting period minus total liabilities as at the end of a reporting period divided by the total number of shares in issue on the same reporting date
7The average exchange rate during the relevant period as reported by Equity RT/IRESS. The average exchange rate for the period through 17 April 2025 was R18.58/US$. The table below sets forth the high and low exchange rates for each month during the previous six months

AFR –	3
FOUR-YEAR FINANCIAL PERFORMANCE continued
Table of high and low exchange rates for six months from October 2024 to March 2025

Month ended	High	Low
31 October 2024	17.87	17.20
30 November 2024	18.39	17.27
31 December 2024	18.90	17.61
31 January 2025	19.22	18.29
28 February 2025	19.03	18.29
31 March 2025	19.22	18.00
Through 17 April 2025	19.93	18.00
The closing exchange rate at period end. The closing exchange rate on 17 April 2025, as reported by EquityRT, was R18.78/US$. Fluctuations in the exchange rate between the rand and the US dollar will affect the US dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Shares
(ADSs) trading on the NYSE. These fluctuations will also affect the US dollar amounts received by owners of ADSs on the conversion of any dividends paid in rand on the ordinary shares

		2024	2023	2022	2021

Group operating statistics
US PGM operations[1]
Production
Ore milled	’000t	1,129	1,174	1,154	1,469
Platinum produced	‘000oz	97	98	97	129
Palladium produced	‘000oz	329	330	325	441
PGM produced	‘000 2Eoz	426	427	421	570
PGM sold	‘000 2Eoz	462	425	419	548
PGM recycled	‘000 3Eoz	316	310	599	755
Price and costs
Average basket price	R/2Eoz	18,097	22,890	30,482	31,021
	US$/2Eoz	988	1,243	1,862	2,097
	R/3Eoz	23,189	42,981	50,202	51,987
	US$/3Eoz	1,266	2,334	3,067	3,515
Operating cost[2]	R/t	7,839	7,837	6,811	5,174
	US$/t	428	426	416	350
	R/2Eoz	20,775	21,539	18,671	13,324
	US$/2Eoz	1,134	1,170	1,141	901
Revenue	Rm	16,781	23,812	46,090	59,053
Adjusted EBITDA[3]	Rm	215	1,317	7,604	12,256
Adjusted EBITDA margin[4]	%	1	6	16	21
All-in sustaining cost[5]	R/2Eoz	25,042	34,465	25,951	14,851
	US$/2Eoz	1,367	1,872	1,586	1,004
All-in cost[5]	R/2Eoz	25,784	36,277	29,145	19,078
	US$/2Eoz	1,408	1,970	1,781	1,290
Capital expenditure
Total capital expenditure	Rm	2,822	6,841	5,416	4,556

AFR –	4
FOUR-YEAR FINANCIAL PERFORMANCE continued

		2024	2023	2022	2021

US RELDAN OPERATIONS[6]
Volume sold:
Gold	oz	107,680
Silver	oz	1,660,299
Platinum	oz	15,292
Palladium	oz	19,835
Other (Rhodium, Ruthenium, Iridium)	oz	63
Copper	Lbs	2,590,335
Mixed scrap	Lbs	4,690,801
Revenue	Rm	6,306
Adjusted EBITDA[3]	Rm	268
Adjusted EBITDA margin[4]	%	4
Capital expenditure
Total capital expenditure	Rm	10

SA PGM operations[7]
Production
Ore milled	’000t	35,842	36,048	36,644	38,307
Platinum produced	‘000oz	1,090	1,054	1,028	1,123
Palladium produced	‘000oz	549	526	517	566
PGM produced	‘000 4Eoz	1,739	1,673	1,667	1,836
PGM sold including PoC	‘000 4Eoz	1,807	1,720	1,662	1,886
Price and costs[8]
Average basket price	R/4Eoz	24,213	28,979	42,914	47,066
	US$/4Eoz	1,322	1,574	2,622	3,182
Operating cost[2]	R/t	1,125	986	860	781
	US$/t	61	54	53	53
	R/4Eoz	23,933	21,951	19,543	16,780
	US$/4Eoz	1,307	1,192	1,194	1,135
Revenue	Rm	51,257	55,593	71,665	85,154
Adjusted EBITDA[3]	Rm	7,399	17,620	38,135	51,608
Adjusted EBITDA margin[4]	%	14	32	53	61
All-in sustaining cost[5]	R/4Eoz	21,948	20,054	19,313	16,982
	US$/4Eoz	1,198	1,089	1,180	1,148
All-in cost[5]	R/4Eoz	22,465	20,726	19,916	17,108
	US$/4Eoz	1,226	1,125	1,217	1,157
Capital expenditure
Total capital expenditure	Rm	5,846	5,647	5,104	3,799

SA gold operations
Production
Ore milled	’000t	33,522	31,941	36,172	44,402
Gold produced	kg	21,915	25,212	19,301	33,372
	’000oz	705	811	621	1,073
Gold sold	kg	22,239	25,429	18,859	33,374
	’000oz	715	818	606	1,073

Price and costs
Gold price	R/kg	1,400,468	1,146,093	946,073	849,703
	US$/oz	2,378	1,936	1,798	1,787
Operating cost[2]	R/t	696	752	573	503
	US$/t	38	41	35	34
	R/kg	1,065,070	953,118	1,074,400	669,723
	US$/oz	1,809	1,610	2,042	1,408
Revenue	Rm	31,145	29,143	17,842	28,358
Adjusted EBITDA[3]	Rm	5,832	3,523	(3,546)	5,113
Adjusted EBITDA margin[4]	%	19	12	(20)	18
All-in sustaining cost[5]	R/kg	1,251,810	1,127,138	1,268,360	803,260
	US$/oz	2,126	1,904	2,410	1,689
All-in cost[5]	R/kg	1,411,619	1,230,328	1,341,588	821,358
	US$/oz	2,397	2,078	2,549	1,727
Capital expenditure
Total capital expenditure	Rm	7,253	6,708	4,559	4,380

AFR –	5
FOUR-YEAR FINANCIAL PERFORMANCE continued

		2024	2023	2022
Sandouville nickel refinery[9]
Volumes produced
Nickel Salts[10]	tonnes	1,156	1,411	2,003
Nickel Metal	tonnes	6,549	5,714	4,839
Total Nickel production	tNi	7,705	7,125	6,842
Nickel Cakes[11]	tonnes	283	320	284
Cobalt Chloride (CoCl2)[12]	tonnes	101	127	153
Ferric Chloride (FeCl3)[12]	tonnes	1,069	1,214	1,399
Volumes sales
Nickel Salts[10]	tonnes	1,490	1,134	1,860
Nickel Metal	tonnes	6,225	5,721	4,987
Total Nickel sold	tNi	7,715	6,855	6,847
Nickel Cakes[11]	tonnes	77	21	—
Cobalt Chloride (CoCl2)[12]	tonnes	92	116	164
Ferric Chloride (FeCl3)[12]	tonnes	1,069	1,214	1,399
Price and costs
Nickel equivalent average basket price[13]	R/tNi	360,855	441,138	458,595
	US$/tNi	19,701	23,955	28,019
Revenue	Rm	2,784	3,024	3,140
Adjusted EBITDA[3]	Rm	(723)	(1,328)	(492)
Adjusted EBITDA margin[4]	%	(26)	(44)	(16)
Nickel equivalent sustaining cost[14]	R/tNi	449,644	653,246	527,676
	US$/tNi	24,548	35,474	32,239
Capital expenditure
Total capital expenditure	Rm	173	248	90

		2024	2023
Century zinc retreatment operation[15]
Production
Ore mined and processed	kt	6,807	6,097
Zinc metal produced (payable)[16]	kt	82	76
Zinc sold (payable)[17]	kt	82	77
Price and costs
Average equivalent zinc concentrate price[18]	R/tZn	49,046	31,815
	US$/tZn	2,678	1,728
Revenue	Rm	3,983	2,251
Adjusted EBITDA[3]	Rm	641	(285)
Adjusted EBITDA margin[4]	%	16	(13)
All-in sustaining cost[5]	R/tZn	42,446	36,361
	US$/tZn	2,317	1,975
All-in cost[5]	R/tZn	42,617	39,359
	US$/tZn	2,327	2,137
Capital expenditure
Total capital expenditure	Rm	192	165

AFR –	6
FOUR-YEAR FINANCIAL PERFORMANCE continued
Figures in tables below may not add as they are rounded independently

Unit operating cost[2]: US underground PGM operations		2024	2023	2022	2021
Cost of sales, before amortisation and depreciation	Rm	9,846	9,680	7,458	7,567
Inventory change	Rm	(999)	(477)	405	33
Total operating cost	Rm	8,847	9,203	7,863	7,600

Tonnes milled/treated	000't	1,129	1,174	1,154	1,469
PGM production	000 2Eoz	426	427	421	570

Operating cost[2]	R/t	7,839	7,837	6,811	5,174
	US$/t	428	426	416	350
	R/2Eoz	20,775	21,539	18,671	13,324
	US$/2Eoz	1,134	1,170	1,141	901

Unit operating cost[2]: SA PGM operations (excluding Mimosa and Purchase of Concentrate (PoC))		2024	2023	2022	2021
Cost of sales, before amortisation and depreciation	Rm	42,964	36,699	32,281	31,972
Inventory change	Rm	182	1,938	2,315	1,294
Less: Chrome cost of sales	Rm	(2,056)	(1,715)	(1,528)	(1,286)
Less: Purchase cost of PoC	Rm	(2,407)	(2,753)	(2,738)	(3,170)
Total operating cost excluding third party PoC	Rm	38,683	34,169	30,330	28,810

Tonnes milled/treated	000't	35,842	36,048	36,644	38,307
Less: Mimosa tonnes (equity accounted)	000't	(1,469)	(1,392)	(1,387)	(1,422)
PGM tonnes excluding Mimosa and third party PoC	000't	34,373	34,656	35,257	36,885

PGM production (excluding PoC)	000 4Eoz	1,739	1,673	1,667	1,836
Less: Mimosa production (equity accounted)	000 4Eoz	(123)	(116)	(116)	(119)
PGM production excluding Mimosa and third party PoC	000 4Eoz	1,616	1,557	1,552	1,717

Operating cost[2]	R/t	1,125	986	860	781
	US$/t	61	54	53	53
	R/4Eoz	23,933	21,951	19,543	16,780
	US$/4Eoz	1,307	1,192	1,194	1,135

Unit operating cost[2]: SA Gold operations		2024	2023	2022	2021
Cost of sales, before amortisation and depreciation	Rm	23,598	24,080	20,175	22,256
Inventory change (Gold in process)	Rm	(257)	(50)	562	94
Total operating cost	Rm	23,341	24,030	20,737	22,350

Tonnes milled/treated	000't	33,522	31,941	36,172	44,402
Gold Production	kg	21,915	25,212	19,301	33,372
	000'oz	705	811	621	1,073

Operating cost[2]	R/t	696	752	573	503
	US$/t	38	41	35	34
	R/kg	1,065,070	953,118	1,074,400	669,723
	US$/oz	1,809	1,610	2,041	1,408
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes recycling material which is excluded from the 2E PGM production, 2E average basket price, operating cost, total capital expenditure, All-in sustaining cost and All-in cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
2Operating cost is a non-IFRS measure see page AFR-39 for additional information. Operating cost is the average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled in the same period, and operating cost per ounce and kilogram is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold kilograms produced or platinum group metals (PGM) 2E or 4E ounces produced in the same period

AFR –	7
FOUR-YEAR FINANCIAL PERFORMANCE continued
3The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA is a non-IFRS measure see page AFR-38 for additional information. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS Accounting Standards and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.10 Capital management
4Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is a non-IFRS measure see page AFR-38 for additional information
5Sibanye-Stillwater presents the financial measures “All-in sustaining costs”, “All-in costs”, “All-in sustaining cost per kilogram”, “All-in sustaining cost per ounce”,  “All-in sustaining cost per tonne”,“All- in cost per kilogram”, “All-in cost per ounce” and “All-in cost per tonne”, which were introduced during the year ended 31 December 2013 by the World Gold Council (the Council). The Council is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold from industry, consumers and investors and is not a regulatory organisation. The Council has worked with its member companies to develop a metric that expands on IFRS
Accounting Standards measures such as cost of goods sold and currently accepted non-IFRS measures to provide relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining operations related to expenditures, operating performance and the ability to generate cash flow from operations. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this metric
    All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in sustaining cost per tonne, All-in cost per kilogram, All-in cost per ounce and All-in cost per tonne  metrics are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS Accounting
Standards and should not be considered in isolation or as alternatives to cost of sales, (loss)/profit before tax, (loss)/profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in sustaining cost per tonne,  All-in cost per kilogram, All-in cost per ounce and All-in cost per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. All-in costs excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. For a reconciliation of cost of sales, before amortisation and depreciation to All-in costs and Nickel equivalent sustaining cost, see – Overview – Management’s discussion and analysis of the financial statements – 2024 financial performance compared with 2023 – Cost of sales – All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost
6 The acquisition of the Reldan Group of Companies (Reldan) was concluded on 15 March 2024. The year ended 31 December 2024 include the results since acquisition
7SA PGM operations excludes the production and costs associated with the purchase of concentrate (PoC) from third parties from 1 January 2020 onwards. During 2024, the
SA PGM operations produced 96,464 4Eoz (2023: 96,403 4Eoz; 2022: 63,344 4Eoz; 2021: 60,532 4Eoz) of PoC at a cost of R2.4 billion (2023: R2.8 billion; 2022: R2.7 billion; 2021:
R3,2 billion)
8The total SA PGM operations unit cost benchmarks (including capital expenditure) exclude the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales
9Amounts included since effective date of the acquisition on 4 February 2022
10Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution
11Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process
12Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis
13The Nickel equivalent average basket price per tonne  is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
14The Nickel equivalent sustaining cost, is  the cost to sustain current operations. Nickel equivalent sustaining cost per tonne nickel is calculated by dividing the Nickel equivalent sustaining cost, in a period by the total nickel products sold over the same period. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with
IFRS. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. For a reconciliation of cost of sales, before amortisation and depreciation to Nickel equivalent sustaining cost, see –
Overview – Management’s discussion and analysis of the financial statements – 2024 financial performance compared with 2023 – Cost of sales – All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost
15Century is a leading tailings reprocessing and rehabilitation asset that currently owns and operates the Century zinc tailings retreatment operation in Queensland, Australia.
Century was acquired by the Group on 22 February 2023
16Zinc metal produced (payable) is the payable quantity of zinc metal produced after applying smelter content deductions
17Zinc sold (payable) is the payable quantity of zinc metal sold after applying smelter content deductions
18Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold

AFR –	8
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS
The following discussion and analysis should be read together with Sibanye Stillwater Limited's Group (the "Group" or "Sibanye-Stillwater")
consolidated financial statements, including the notes. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. For a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Annual Financial Report, see –
Disclaimer – Forward-looking statements. The comparison of the Group’s 2023 financial performance to the Group’s 2022 financial performance can be found on pages AFR-8 to AFR-38 of Sibanye Stillwater Limited’s Annual Report on Form 20-F for the year ended 31
December 2023 that was filed with United States Securities and Exchange Commission on 26 April 2024.
Introduction
Sibanye-Stillwater is a multinational mining and metals processing Group with a diverse portfolio of mining, recycling and processing operations, projects and investments across five continents. The Group is one of the foremost global recyclers of precious metals including platinum group metals (PGMs) from spent autocatalysts and has controlling interests in leading mine tailings retreatment operations.
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
Our operations
Americas
PGMs
Sibanye-Stillwater wholly owns and operates PGM mining, processing and recycling operations located in Montana, US. These assets include the Stillwater mine (inclusive of the Stillwater west and east mines), the East Boulder mine, two concentrator plants and PGM mining claims located near the town of Nye. In addition, the Group owns and operates a metallurgical smelter and base metals refinery complex situated in the town of Columbus, Montana, which also serves as the base for our PGM recycling business that recovers PGMs from used catalytic converters. The Group also has a 13.85% (2023: 13.90%) equity holding in Generation Mining Ltd, the owners and operator of the Marathon
PGM project in Canada.
At 31 December 2024, the Group also held an effective 48.61%, non-managed interest in the Altar copper-gold porphyry exploration project in Argentina. This effective interest comprised of the Group's 40% legal interest held at 31 December 2024 in Peregrine Metals Limited
(Peregrine) and the Group's 14.34% equity holding in Aldebaran Resources Inc. (Aldebaran). At 31 December 2024 Aldebaran owned a 60%
legal interest in Peregrine. Subsequent to 31 December 2024, the final earn-in process was completed and additional Peregrine shares were issued to Aldebaran, resulting in the Group’s remaining shareholding in Peregrine to be 20%, and a 31.47% effective interest in the Altar project.
Sibanye-Stillwater acquired Reldan Group of Companies (Reldan) on 15 March 2024 by acquiring 100% of the shares and voting interest.
Reldan processes and refines a range of precious metals recovered from scrap jewellery, industrial waste, and electronic scrap. These materials are transformed into various low- and high-grade precious metal products. High-grade metals are refined to 99.9% purity through chemical purification, then cast into ingots or bars and supplied to leading refiners worldwide. Lower-grade materials are sent to major copper smelters for further processing.
Battery metals
The Group holds a 6.19% interest in ioneer Limited, the owner and operator of the Rhyolite Ridge lithium and boron project in Nevada. The
Group had an agreement with ioneer Limited to establish a 50:50 Joint Venture (JV) with respect to the Rhyolite Ridge project in Nevada, subject to the satisfaction of all conditions precedent. Post 31 December 2024 but prior to the Board approval of these consolidated financial statements for issue, Sibanye-Stillwater notified ioneer that the Board had made a decision not to proceed with the Rhyolite Ridge
Lithium-Boron Project under the JV agreement.
Southern Africa
During the year, to optimise the SA region for sustained, safe production, the SA gold and SA PGM operations were consolidated into a single regional operational structure with functional support from a streamlined services structure. The revised operating model and structure enables operational teams to focus on core operational outputs with services support geared towards operational delivery and an enabling environment for innovation and sustainability.
PGMs
The SA PGM operations comprise three managed underground operations (Marikana, Rustenburg and Kroondal). In addition, the PGM segment has a 50% attributable interest in a non-managed, underground operation (Mimosa) in Zimbabwe.
The Rustenburg (74% attributable) and Kroondal (87% attributable) operations produce concentrate which is processed in terms of a toll-
treatment agreement by Rustenburg Platinum Mines Limited, a wholly owned subsidiary of Anglo American Platinum Limited.
The Marikana operation (80.64% attributable) processes its own as well as third-party concentrate via a metallurgical smelter and base metals refinery situated at the operations, and a precious metals refinery complex located in Brakpan, to the east of Johannesburg.

AFR –	9
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Apart from the primary mining operations, significant tailings treatment operations exist:
•the Platinum Mile tailings retreatment facility (100% owned and managed) recovers PGMs from historic Rustenburg Tailings Storage
Facilities (TSF) as well as live tailings streams from the Rustenburg concentrator plants
•the Western Limb tailings retreatment (WLTR) plant recovers PGMs from historic TSFs at the Rustenburg operation
•the Bulk tailings treatment (BTT) facility recovers chrome and PGMs from the Eastern Platinum Tailings Dam Number 1 TSF at the Marikana
operation
•the Eastern tailings treatment project (ETTP) facility recovers PGMs from live tailings material from the Eastern Platinum Proprietary Limited concentrator at the Marikana operation. Chrome recovery from EPL live tailings occurs at the EPL Glencore Chrome Recovery Plant
•at the Rustenburg, Kroondal and Marikana operations, chrome concentrate is recovered as a by-product from the UG2 tailings streams
The Akanani exploration project (80.13% attributable) is an exploration asset on the northern limb of the Bushveld Igneous Complex (BIC)
near the town of Mokopane. The Limpopo exploration project, located approximately 50km southeast of Mokopane, consists of the care and maintenance Baobab operation (80.64% attributable), the Dwaalkop mining right (50:50 JV area with Northam, 40.32% attributable), and the Doornvlei mining right (80.64% attributable).
Gold
The SA gold operations are made up of four managed, producing, underground and surface operations in South Africa, namely the Kloof
(100% attributable), Driefontein (100% attributable) and Cooke (76% attributable) operations in the West Wits region, and Beatrix (100%
attributable) operation in the Free State province.
Burnstone (100% attributable) is a development project in the Mpumalanga province. In addition, and in support of its gold mining activities,
Sibanye-Stillwater owns and manages five metallurgical processing facilities where gold-bearing ore is processed and gold extracted.
Wholly-owned and managed projects in study phase include Bloemhoek and De Bron Merriespruit, which form part of the Southern Free
State (SOFS) exploration project.
The Group also reports Mineral Resources and Mineral Reserves on an attributable basis for DRDGOLD Limited (DRDGOLD) due to its 50.23%
effective equity interest. DRDGOLD operates the Far West Gold Recoveries (FWGR) and the Ergo Gold Recoveries operations.
Green metals
Significant quantities of uranium are present in the historic TSFs of the Cooke operation, as well as the Beisa project area, a combined gold and uranium deposit at the Beatrix operation. These are considered exploration projects, even though they occur within existing operational mining right areas.
The feasibility study (FS) into the exploitation of the Cooke dump is progressing well with the FS expected to be delivered by Q4 2025 and a final investment decision expected in 2026. The Beisa Mineral Resource is reported subject to a pending transaction with
Neo Energy Metals PLC, expected to close in early 2026, for the sale of the Beisa uranium asset in exchange for a consideration of
R250 million in cash and R250 million in equity in Neo (approximately 40%).
Europe
Battery metals
The Group is developing the Keliber lithium project in Finland(79.82% attributable). During 2024, construction of the lithium-hydroxide refinery and the concentrator plant near Kaustinen were advanced (Scheduled for completion in 2025). Open pit excavation is scheduled to commence in Q3 2025, with first lithium hydroxide monohydrate production in H1 2027. Hot commissioning of the Keliber concentrator is expected to start in Q1 2026 followed by hot commissioning of the lithium refinery in Q2 2026. Significant exploration activities are also ongoing at the extensive mineral title holdings.
Australia
Green metals
The Group owns 100% of the Century zinc operation in Queensland, which operates the largest tailings retreatment operation in Australia.
The Group is studying and investigating alternative uses for the considerable fixed infrastructure that would extend the life of the operation, post the TSF depletion. In addition, the feasibility study into reopening the Mt Lyell (under care and maintenance) copper mine in Tasmania is continuing, with an Association for the Advancement of Cost Engineering (AACE) Class 2 study expected to be delivered in Q4 2025, followed by a final investment decision in early 2026.
Metals and Production Summary
At our PGM operations in South Africa and Zimbabwe, the primary PGMs produced are platinum, palladium and rhodium, which together with gold, are referred to as 4E (3 PGM+Au). 4E Production prill split ratio in 2024 was approximately 59% (2023: 59%) platinum (Pt), 30% (2023:
30%) palladium (Pd), 9% (2023: 9%) rhodium (Rh) and gold (Au) 2% (2023: 2%). During 2024 Kroondal transitioned to the Rustenburg operation toll treatment (Toll) arrangement with Anglo American Platinum Limited (Anglo Plats). Under the Toll arrangement Sibanye-Stillwater uses
Anglo Plats to smelt and refine concentrate from its Rustenburg operation and it retains ownership of the refined 4E metal produced. At our
Marikana operation all concentrate is smelted to produce furnace matte and is further refined by the base metal and precious metal refineries. The final refined metals are produced as ingots or sponge and comprise platinum, palladium, rhodium, gold, iridium and ruthenium which together are referred to as the 6E. Platinum Mile operations remain on a PoC agreement with Anglo Plats. The Marikana operation has agreements in place to purchase PGM concentrate from third parties. The processing of third-party material allows better utilisation of excess smelting and refining capacity.

AFR –	10
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
The US PGM operations primarily produce 77% (2023: 77%) palladium and 23% (2023: 23%) platinum, referred to as 2E (or 2PGM) from primary mining and 21% (2023: 20%) platinum, 71% (2023: 71%) palladium and 8% (2023: 9%) rhodium, referred to as 3E (or 3PGM) from the recycling of spent autocatalytic converters. Ore extraction at its mines takes place within the J-M Reef. A mill at each of the mining operations upgrades the mined production into a concentrated form. Sibanye-Stillwater operates a smelter and base metal refinery in Columbus,
Montana which further upgrades the mined concentrates into a PGM-rich filter cake. The filter cake is then shipped to a third-party refiner for final refining before the PGMs are sold to third-parties.
The major sources of demand for PGMs are for use in autocatalysts and jewellery. Combined, these two areas accounted for around 61%
(2023: 59%) of gross platinum demand in 2024. Gross autocatalyst demand alone accounted for 43% (2023: 41%) of platinum demand and for 84% (2023: 84%) of palladium demand in 2024. Sibanye-Stillwater sells PGM concentrate from its SA PGM operations locally and it also sells refined PGMs to customers in the USA, UK, EU, Canada and Japan.
Sibanye-Stillwater mines, extracts and processes gold-bearing ore at its SA gold operations to produce a beneficiated product, doré, which is then refined at Rand Refinery Proprietary Limited (Rand Refinery) to gold bars with a purity of at least 99.9% in accordance with the
London Bullion Market Association’s standards of Good Delivery. Sibanye-Stillwater holds a 44% interest in Rand Refinery, one of the largest refiners of gold globally and the largest in Africa. Sibanye-Stillwater sells the refined gold to its customers who are international and local banks based  and a residual amount (below 5%) is sold to Rand Refinery. The main sources of demand for gold are as a store of value (such as central bank holdings), as an investment (exchange traded funds, bars and coins), jewellery and for various industrial purposes.
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
In 2024, Sibanye-Stillwater delivered attributable PGM production of 1.84Moz (4E) (2023: 1.77Moz (4E)) and 0.43Moz (2E) (2023: 0.43Moz (2E)),
and produced 21,915kg (0.70Moz) (2023: 25,212kg or 0.81Moz) of gold, from its SA PGM, US PGM, SA gold operations respectively. Sibanye-
Stillwater also produced 7,705 tonnes of Nickel (tNi) (2023: 7,125tNi) at Sandouville and 100 kilotonnes (kt) of zinc in a 45.8% zinc concentrate for 82kt of payable zinc metal at its Century zinc retreatment operation (2023: 92 kt of zinc in a 45.2% zinc concentrate for 76kt of payable zinc metal for 10 months)
During the 2024 year, Sibanye-Stillwater incurred a loss of R5,710 million (2023: R37,430 million), of which a R7,297 million loss (2023: R37,772) is attributable to the owners of Sibanye-Stillwater.
At 31 December 2024, Sibanye-Stillwater had the following attributable mineral reserves
•2E PGM mineral reserves of 19.0Moz (2023: 26.3Moz)
•4E PGM mineral reserves of 28.1Moz (2023: 28.1Moz)
•gold mineral reserves of 10.0Moz (2023: 10.9Moz)
•zinc mineral reserve of 1,218.4Mlb (2023: 1,726.2Mlb)
•lithium mineral reserve of 248.4kt (2023: 181.9kt)
Strategy
Strategic review
Chrome value opportunity
On 19 February 2025 a strategic enhancement to the historical Marikana chrome contract (Marikana Contract) and a new Chrome
Management Agreement (CMA) were signed with the Glencore Merafe Venture (GM Venture). The majority of the Chrome Recovery Plants
(CRPs) at Sibanye-Stillwater’s SA PGM operations will be operated by the GM Venture once the CMA is effective, which intends to leverage its processing expertise to optimise chrome production yields and reduce operational costs across all relevant CRPs.
The enhanced Marikana Contract is expected to accelerate completion of delivery of contracted chrome volumes agreed between
Lonmin and the GM Venture in 2011, by approximately 20 years, through increasing feed and improving recoveries from the Marikana CRPs.
Upon expiry of the Marikana Contract, the Marikana CRPs will become subject to the terms of the CMA, increasing Sibanye-Stillwater's share of free cash flow from chrome production from the Marikana CRPs. Together, these agreements are expected to allow greater exposure to chrome prices and incentivise future chrome production growth, realising significant value for Sibanye-Stillwater and enhancing value creation opportunities for the Marikana operation.
The improved economics of Sibanye-Stillwater's chrome production are expected to enhance the inherent value and commercial viability of development and extension projects at the SA PGM operations, which are currently being assessed.
Uranium strategy
On 9 December 2024, the Group announced that it had agreed to sell its Beatrix 4 shaft, Beatrix operations in the Free State (which includes the Beisa uranium project), to Neo Energy Metals Plc. (Neo Energy) for a total Transaction consideration of R500 million, comprising R250 million in cash and R250 million in newly issued shares in Neo Energy (which on signing equated to Sibanye-Stillwater owning a shareholding of approximately 40% in Neo Energy). Neo Energy is a uranium exploration and development company listed on the main board of the
London Stock Exchange (LSE) and dual-listed in South Africa on the A2X market.
This transaction advances the Group uranium strategy by presenting Neo Energy with an opportunity to develop the Beisa uranium project to be developed by Neo Energy, while allowing Sibanye-Stillwater to maintain exposure to future uranium production without sole reliance on Group capital funding.

AFR –	11
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
The Group is also assessing various alternatives to release value from its significant surface uranium resources at Cooke. Further details will be announced as appropriate.
The following financial review provides stakeholders with greater insight into the financial performance and position of the Group during the periods indicated.
Factors affecting Sibanye-Stillwater’s performance
Commodity prices
Sibanye-Stillwater’s revenues are primarily from the sale of the PGMs and gold produced from its own mines and its U.S. PGM recycling facilities, which include the U.S. Reldan operations. At these facilities, the Group generates revenue from the sale of gold, silver, copper, and
PGMs recovered from reclaimed industrial manufacturing scrap, post-consumer electronic scrap, and jewellery, as well as from the sale of silver and mixed scrap. At the Sandouville nickel refinery Sibanye-Stillwater derives revenues from the sale of nickel metal and nickel salts which are currently 2% of Group Revenue and at the Century zinc retreatment operation, Sibanye-Stillwater derives revenues from the sale of zinc and silver in concentrate which is currently 4% of Group revenue. For mined production, Sibanye-Stillwater does not generally enter into forward sales, commodity derivatives or other hedging arrangements in order to establish a price in advance of the sale of its production, unless these derivatives are used for risk mitigation and project funding initiatives. As a result, Sibanye-Stillwater is normally fully exposed to changes in commodity prices for its mined production.
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
Metals from recycled material, which is produced at the Columbus metallurgical facilities in Montana and Reldan facilities in Pennsylvania, are sold forward at the time the material is purchased and they are delivered against the forward sales contracts when the ounces are recovered. This negates commodity price volatility and exposure during the outturn period of approximately sixty to ninety days in the case of Columbus and thirty to one hundred and twenty days in the case of Reldan.
As detailed previously, PGM, gold, nickel and zinc hedging is normally considered under one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; financing projects; or to safeguard the viability of higher cost operations. For a list of commodity price hedges outstanding at 31 December 2024, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 36.2: Risk management activities.
Historically, platinum, palladium and rhodium prices were subject to wide fluctuations and are affected by numerous factors beyond
Sibanye-Stillwater’s control, including international macroeconomic conditions and outlook, levels of supply and/or demand, any actual or potential threats to the stability of supply and/or demand, inventory levels maintained by users and producers, liquidity of above ground excess inventories, actions of participants in the commodities markets and currency exchange rates, particularly the rand to the US dollar.
The platinum price continued to trade broadly sideways in a wide range despite an estimated deficit market in 2024. The price reached a high of $1,100/oz in May after dipping below $900/oz in the first quarter. The palladium price was relatively subdued in 2024, falling below
$900/oz on a few occasions, with $1,100/oz proving to be the top of its trading range. At the G7 meeting in October the US was reported to have suggested sanctioning Russian palladium and the palladium price jumped to $1,250/oz, but rapidly gave back those gains. The rhodium price gradually appreciated during 2024. Stock sales from the glass industry were much more limited than in 2023.
The volatility of the price of platinum is illustrated in the platinum price table below (which shows the annual high, low and average market price of platinum). Over the period from 2022 to 2024, the platinum price fluctuated between a high price of US$1,181/oz and a low price
US$829/oz.

	US$/oz1,2
Platinum	High	Low	Average
2022	1,181	829	964
2023	1,132	839	962
2024	1,105	865	956
2025 (through 17 April 2025)	1,052	852	969
[1] Rounded to the nearest US dollar
[2] Metal price sourced from EquityRT
The market price of platinum was US$894/oz at 31 December 2024 and was US$964/oz on 17 April 2025.

AFR –	12
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
The volatility in the price of palladium is illustrated in the palladium price table below (which shows the annual high, low and average market price of palladium). Over the period from 2022 to 2024, the palladium price fluctuated between a high price of US$3,433/oz and a low price
US$808/oz.

	US$/oz1,2
Palladium	High	Low	Average
2022	3,433	1,668	2,117
2023	1,840	920	1,321
2024	1,248	808	975
2025 (through 17 April 2025)	1,070	861	952
1 Rounded to the nearest US dollar
2 Metal price sourced from EquityRT
The market price of palladium was US$889/oz at 31 December 2024 and was US$946/oz on 17 April 2025.
The volatility of the price of rhodium is illustrated in the rhodium price table below (which shows the annual high, low and average market price of rhodium). Over the period from 2022 to 2024, the rhodium price fluctuated between a high price of US$22,200/oz and a low price
US$4,000/oz.

	US$/oz1,2
Rhodium	High	Low	Average
2022	22,200	12,250	15,466
2023	12,400	4,000	6,108
2024	4,825	4,325	4,638
2025 (through 17 April 2025)	6,050	4,575	5,013
1 Rounded to the nearest US dollar
2 Metal price sourced from EquityRT
The market price of rhodium was US$4,575/oz at 31 December 2024 and was US$5,400/oz on 17 April 2024.
The gold price rose by nearly a third in 2024 on a confluence of factors including the initiation of central bank rate cutting cycles, geopolitical tensions, conflicts and the US election. Successive new all-time highs resulted in gold breaching $2,750/oz for the first time ever in
October 2024. Gold broke through the key $3,000 barrier on 14 March 2025 for the first time, as investors piled on to a historic rally in the safe-
haven asset to seek cover from economic uncertainty sparked by U.S. President Donald Trump's tariff wars.
The market price of gold has historically been volatile and is affected by numerous factors over which Sibanye-Stillwater has no control, such as general supply and demand, speculative trading activity, geopolitical issues and global economic drivers. Further, over the period from
2022 to 2024, the gold price fluctuated between a high price of US$2,790/oz and a low price US$1,618/oz.
The volatility of the price of gold is illustrated in the gold price table below (which shows the annual high, low and average of the London afternoon fixing price of gold).

	US$/oz1,2
Gold	High	Low	Average
2022	2,039	1,618	1,800
2023	2,135	1,804	1,943
2024	2,790	1,984	2,390
2025 (through 17 April 2025)	3,358	2,615	2,904
1 Rounded to the nearest US dollar
2 Metal price sourced from EquityRT
The London afternoon fixing price of gold was US$2,624/oz at 31 December 2024 and was US$3,326/oz on 17 April 2025.

AFR –	13
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Excluding a week-long period when riots in New Caledonia prompted a rally, the nickel price remained in a trading range between $15,600 and $20,000/t in 2024. The market remains in surplus owing to the rapid growth in supply from Indonesia in 2024.
The volatility of the price of nickel is illustrated in the nickel price table below (which shows the annual high, low and average market price of nickel). Over the period from 2022 to 2024, the nickel price fluctuated between a high price of US$48,248/t and a low price US$15,065/t.

	US$/t1,2
Nickel	High	Low	Average
2022	48,248	19,100	26,516
2023	30,958	15,721	21,218
2024	21,650	15,065	17,003
2025 (through 17 April 2025)	16,780	13,865	15,684
1 Rounded to the nearest US dollar
2 Metal price sourced from EquityRT
The market price of nickel was US$15,300/t at 31 December 2024 and was US$15,745/t on17 April 2025.
The zinc price (LME Cash Settlement Price) started relatively low in January 2024, then slowly climbed up to just over US$3,000/tonne in
December 2024. Due to the tightness in the Zinc concentrate market, spot treatment charges declined gradually to all-time lows in
September 2024. In a rare occurrence at the Century operation, it managed to secure a spot sale in September whereby it received US$40/
tonne from a customer in order to treat the product sold to the customer, resulting in no treatment charges being incurred. Global smelter production dropped by 3.8% in 2024, led by Chinese smelters which comprise approximately 50% of the global smelting capacity. Global implied stocks also fell from the equivalent of 74 days of global consumption to 63 days. Although the tightness of concentrate supply started easing after September 2024, all-time low annual benchmark treatment changes are still expected in 2025. Zinc price, together with other base metal prices, will be supported by interest rates cut in the US and Europe and a return of investors’ confidence in base metals.
However, the uncertainty of US tariffs will still have an impact on global zinc demand.
The volatility of the price of zinc is illustrated in the zinc price table below (which shows the annual high, low and average market price of zinc). Over the period from 22 February 2023 to 31 December 2024, the zinc price fluctuated between a high price of US$3,296/t and a low price US$2,045/t.

	US$/t1,2
Zinc	High	Low	Average
2023	3,116	2,045	2,555
2024	3,296	2,301	2,812
2025 (through 17 April 2025)	2,997	2,518	2,839
1 Rounded to the nearest US dollar
2 Metal price sourced from EquityRT
The market price of zinc was US$2,979/t at 31 December 2024 and was US$2,592/t on17 April 2025.
Silver ended 2024 at $28.94, a 21% gain for the year. Fundamentally silver demand, largely driven by manufacturing and industrial applications, continues to outpace supply, providing underlying support for prices. Demand for silver in solar photovoltaics remains strong, even as U.S. environmental policies scale back. Additionally, expansion in the electronics and chemical sectors is expected to keep the market in deficit.
The volatility of the price of silver is illustrated in the silver price table below (which shows the annual high, low and average market price of silver). Over the period from 15 March 2024 to 31 December 2024, the silver price fluctuated between a high price of US$34.86 and a low price US$24.32.

	US$/oz1,2
Silver	High	Low	Average
2024	34.86	24.32	29.59
2025 (through 17 April 2025)	34.58	28.43	31.76
1 Rounded to the nearest US dollar
2 Metal price sourced from EquityRT
The market price of silver was US$28.94/oz at 31 December 2024 and was US$32.51/t on17 April 2025.

AFR –	14
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Exchange rate
Sibanye-Stillwater’s SA PGM and gold operations (with the exception of Mimosa) are all located in South Africa, and its revenues are equally sensitive to changes in the US dollar PGM (4E) basket and gold prices, and the rand/US dollar exchange rate (the exchange rate).
Depreciation of the rand against the US dollar results in Sibanye-Stillwater’s revenues and operating margins increasing. Conversely, should the rand appreciate against the US dollar, revenues and operating margins would decrease. The impact on profitability of any change in the exchange rate can be substantial. Furthermore, the exchange rates obtained when converting US dollars to rand are set by foreign exchange markets, over which Sibanye-Stillwater has no control. The relationship between currencies and commodities, which includes the
PGM (4E) basket, gold, nickel, silver and zinc prices, is complex, and changes in exchange rates can influence commodity prices, and vice versa.
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
The South African inflation rate or Consumer Price Index (CPI) was 4.4% in 2024 (2023: 6.9%). Inflation in the mining industry has historically been higher than CPI driven by above inflation wage increases, electricity tariffs, steel and steel related consumables. During 2024, the average inflation rate for the year decreased to 4,4% (2023: 6.0%), the lowest in four years since the pandemic in 2020 when the average rate was 3,3%. However, electricity and other fuels maintained their annual growth rate of 11.4% in December 2024. The annual inflation rate for the US fluctuated between a low of 2.4% and a high of 3.5% in 2024 and ended the 2024 year with an average of 2.9% (2023: 4.1%). The annual inflation rate for France for 2024 was 2.0% (2023: 4.9%) and the annual inflation rate for Finland for 2024 was 0.7% (2023: 6.3%). The
Australian inflation rate or Consumer Price Index (CPI) was 4.1% over the 12 months to December 2024 (December 2023: 4.1%). The Australian
economy remains robust, with low unemployment continuing against a backdrop of moderating inflation after peaking in December 2022, with the tightening cycle coming to an end as seen by the first Reserve Bank of Australia interest rate decrease in early 2025. The Australian mining sector continues to feel the effects of softening commodity prices, without any relief from local cost pressures emanating mainly from power and labour.
Sibanye-Stillwater’s operations are labour intensive. Labour represented 32% and 34%  during 2024 and 2023 respectively, of Group cost of sales, before amortisation and depreciation.
At the US PGM operations the collective bargaining agreement covering certain employees at the Stillwater mine and the metallurgical processing facilities were concluded in April 2019. The five-year agreement had similar terms to the prior agreement, with minor revisions. In terms of the agreement there was a 2.75% increase for all job categories effective from 15 April 2019, followed by annual increases of 2.5%
for 2020, 3.0% in 2021, 2.5% in 2022 and 3.0% in 2023, all of which were effective annually on 1 June. For 2024 the collective bargaining agreement was concluded in July 2024. The eleven-month agreement has similar terms to the prior agreement, with minor revisions. In terms of the agreement there was a 3.5% increase for all job categories effective from 7 July 2024.
Negotiations with the United Steel Workers International Union (USW) regarding East Boulder were concluded during February 2022. A new wage contract was signed that covers the period from 16 February 2022 to 31 July 2024. The agreed wage increases were a 2.5% increase
2022, 3.0% in 2023 and 3.0% in 2024. In addition to the base increase in 2022, an increase to benefits and incentive has been agreed, which will result in an effective average increase of 5.4% for 2022 if all safety and quality deliverables are fully met. Negotiations were also concluded during July 2024. A new wage contract was signed that covers the period from 1 August 2024 to 31 July 2025 with an agreed wage increase of 3.5%. The next wage negotiations are expected to commence in July 2025.
Labour represented approximately 3% of Sibanye-Stillwater’s Reldan operations costs for 2024. Reldan’s workforce is non-unionised and received an inflationary adjusted wage increase of approximately 4% for the 2024 financial year.
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
Miners and artisans will receive average annual wage increases of 6% per annum for each of the five years. The increases in other benefits remain the same as the previous offer. The final agreement was extended to all unionised and non-unionised employees at these operations.

AFR –	15
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
The SA gold operations, signed a three-year wage agreement on 14 March 2022 with the Solidarity and UASA and on 11 June 2022 with
AMCU and NUM after a lockout of approximately three months in respect of wages and conditions of service for the period from 1 July 2021 to 30 June 2024. The agreement allowed for increases to the basic wage of Category 4-8 surface and underground employees of R1,000 per month in year one, R900 per month in year two and R750 per month in year three. Miners, artisans and officials received increases of 5.0% in year one and *5.5% or CPI (or CPI if CPI is between 5% and 5.5%) in year 2; and 5% in year three of the agreement. In addition to category 4
– 8 employees, the once off hardship allowance of R3,000 proposed by the CCMA was extended to Miners, Artisans, and Officials.
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
The SA gold operations, signed a one-year wage agreement on 11 November 2024 with the representative unions the Association of
Mineworkers and Construction Union (AMCU), the National Union of Mineworkers (NUM), UASA, and Solidarity, with respect to annual wages and benefits for employees at its Beatrix, Driefontein and Kloof operations. This agreement, effective from 1 July 2024 to 30 June 2025, comprises increases of 5.5% or R900 per month (whichever is higher) for both category 4 to 8 employees and miners and artisans for the year ending 30 June 2025, with officials receiving a 5.5% increase.
Historically, the South African mining industry experienced union unrest. Unions such as AMCU and NUM are dominant in the industry and engagements remain robust, but could result in disputes and industrial action, with the risk of disrupting Sibanye-Stillwater’s business and expose Sibanye-Stillwater to liability.
In France, it is mandatory to sit down with the Unions once a year to discuss compensation/ hours of work and this annual negotiation is called “Négociation Annuelle Obligatoire” (NAO). This annual meeting ends up either with a signed agreement or with a signed disagreement. At Sandouville, the negotiation period takes place early in the year and the provisions are effective backdated to 1January of the same year. During the 2024 year as part of NAO, management proposed a zero salary increase, an annual Macron premium
(exempted from tax) of €1,000 paid in three equal instalments, subject to the condition of achieving a monthly saving of €700 thousand on top of the 2024 annual plan, based on the areas of variable cost, fixed cost and nickel yield. This proposal was endorsed by the unions, however, did apply for 2024. NAO negotiations have not started yet for 2025. Meanwhile, there is a proposal to find an agreement about decreasing headcount in the context of the GalliCam project, between the ramp down period (H1 2025) and the ramp up of the new operation (estimated 2027-2028). A Voluntary Leave program was proposed and is still under negotiation.
The Australian region labour market remains competitive, especially in the mining industry, which has seen steady growth in employment over the recent years and is expected to grow by 5.9% over the next 1 to 2 years to November 2026. The Mt Lyell Project, which is currently in care and maintenance, has an existing, but expired, wage agreement which is in the process of being renegotiated and contemporised in early 2025. For the Century and Karumba operations in far North Queensland and the Australian regional office, no wage agreements are in place, preferencing a direct engagement with employees and wage increases are based on a paid for performance approach, with the overall wage increase not exceeding 3% for 2025. Keliber does not have specific wage agreements and have followed the Group plan for general wage increases.
Despite above inflation increases in electricity tariffs, power and water in total comprised only 12% of Group cost of sales, before amortisation and depreciation in both 2024 and 2023, respectively.
The purchasing costs of spent catalytic material incurred by the US PGM recycling operation are variable and correlated with the PGM prices and comprised 7% and 14% of Group Cost of Sales, before amortisation and depreciation in 2024 and 2023, respectively. Similarly, the purchasing costs of third-party concentrate at the SA PGM operations are variable and correlated with the PGM prices and comprised 6%
and 8% of the total SA PGM cost of Sales, before amortisation and depreciation in 2024 and 2023.
The effect of the above-mentioned increases, especially being above average inflation, adversely affected and, may continue to adversely affect, the profitability of Sibanye-Stillwater’s SA PGM and gold operations. Further, Sibanye-Stillwater’s SA PGM and gold operations’ costs are primarily denominated in rand, while revenues from PGM and gold sales are in US dollars. Generally when inflation is high the rand tends to devalue, thereby increasing rand revenues, and potentially offsetting any increase in costs. However, there can be no guarantee that any cost saving measures or the effects of any potential devaluation will offset the effects of increased inflation and production costs. At
Sandouville, energy and reagents costs have continued their decrease initiated at the end of 2023 but remained higher than before the
Ukrainian invasion.
Production
Sibanye-Stillwater’s revenues are driven by its production levels and the price it realises from the sale of PGMs, gold, nickel, zinc and associated co- and by- products, as discussed above. Production can be affected by a number of factors including mining grades, safety related work stoppages, industrial action and other mining related incidents and any global grey elephant events including climate change related events such as a flood. These factors could have an impact on production levels in the future.
Mined PGM production from the US PGM operations in 2024 of 425,842 2Eoz was flat when compared to 2023, this was mainly due to repositioning the US PGM operations for lower PGM prices, by deferring production growth and maintaining lower levels of production. 3E
PGM recycled production for 2024 increased marginally by 2% to 316,470 3Eoz mainly due the global autocatalyst recycling market remaining depressed. Persistent macroeconomic challenges, including high interest rates, inflationary pressures and elevated prices of used and new vehicles, continue to dampen consumer demand for new vehicles. The recycling operations fed an average of 10.6 tonnes per day of spent autocatalyst for 2024, 1% lower than for 2023, which was due to carrying a reduced inventory of spent autocatalysts. Since its acquisition in March 2024, Reldan has processed over 20 million pounds of mixed scrap and industrial waste and increased its operating margin by processing higher volumes of higher margin industrial waste and reducing volumes of lower margin electronic waste processed.

AFR –	16
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
The SA PGM operations delivered another consistent operational performance  with PGM production of 1,835,410 4Eoz for 2024 (including attributable ounces from Mimosa and third-party PoC ) 4% higher than 2023. 4E PGM PoC production was flat when compared to  2023 at
96,464 4Eoz for 2024. The increase in production from the SA PGM operations year-on-year reflects the acquisition of Anglo American
Platinum’s 50% share in the Kroondal pool-and-share agreement which added 140,278 4Eoz or 8% to 2024 production (excluding PoC), and offset lower production from the Rustenburg operation due to the Siphumelele shaft ore collector bin and conveyor system incident, the impact of illegal industrial action at the Kroondal operation and restructuring of high cost shafts at Rustenburg and Marikana and closure of the high cost and end of life 4B shaft at Marikana.
Gold production at the managed SA gold operations of 16,896kg (543,219oz) for 2024 was 16% lower than 2023, mainly due to disruptions at the Kloof operation and the back-break incident at Beatrix 3 shaft.
The Sandouville refinery produced 6,549 tonnes of nickel (tNi) metal representing an increase of 15% compared to 2023 and 1,156 tonnes of nickel salts representing a decrease of 18% compared to 2023. Production of nickel metal was positively impacted due to improved plant stability and less maintenance downtime during 2024 and production of nickel salts declined due to low demand for nickel carbonate (one of the three nickel salts) which led to production stoppages in order to reduce working capital. The overall production of 7,705tNi was 8%
higher year-on-year. Costs were well controlled with nickel equivalent sustaining cost of R449,644/tNi (2023: R653,246/tNi) 31% lower year-on-
year, driven by lower feedstock prices linked to the price of nickel, lower variable costs (reagents, energy including electricity and gas) and
30% lower sustaining capital.
The Century zinc tailings retreatment operation produced 82kt of payable zinc metal for 2024 at an AISC of R42,446/tZn (2023: R36,361/tZn).
Production for Q1 2024 was impacted by heavy wet season conditions which caused numerous interruptions to production. After a strong production recovery during Q2 and Q3 2024, with good operational consistency, production was again impacted in Q4 2024 by a regional bushfire which engulfed the mine on the 9 October 2024, damaging 23km of polyethylene piping, vital for operating activities. After replacing all the damaged infrastructure, normalised levels of production were achieved in early December 2024.
Stringent enforcement of relatively new environmental legislation is on the rise in South Africa. Regulators, such as the Department of Mineral
Resources and Energy in South Africa, can and do issue in the ordinary course of operations, instructions, such as Section 54 work stoppages, after routine visits or following safety incidents or accidents to partially or completely halt operations at affected mines until corrective measures are agreed and implemented. In 2024, Sibanye-Stillwater’s South African gold operations experienced 24 Section 54 work stoppages (2023: 40) and 27 Section 54 work stoppages at the South African PGM operations (2023: 39).
In the United States, underground mines, including the Stillwater and East Boulder Operations, are continuously inspected by the Mine Safety and Health Administration (MSHA) which can lead to notices of violation. Any of Sibanye-Stillwater’s US mines could be subject to a temporary or extended shut down as a result of a violation alleged by the MSHA, known as “k-orders”. In 2024 the US Region had 6 “k-orders”
issued (2023: 4).
The Sibanye-Stillwater Reldan operations did not have any work stoppages as a result of inspections by the Occupational Safety and Health
Administration (OSHA) and the Environmental Protection Agency (EPA).
At the European region there were no safety related issues at Keliber. At the Sandouville nickel refinery in France, a site classified as high risk for industrial risk, is subject to several inspections by the French administration. In the event of deviation, the administration could go as far as requesting withdrawal of the operating permit. At Sandouville, regional authorities have officially lifted the only remaining formal notice related to retention ponds sealing and to chlorine unloading safety system at the end of 2024.
The Australian region did not have any work stoppages as a result of inspections by the relevant governing bodies, the Department of
Environmental, Science and Innovation (DESI) and Resources Safety & Health Queensland (RSHQ).
Royalties, carbon tax and mining tax
South African mining operations pay a royalty tax to the South African government based on revenue, in terms of the Mineral and Petroleum
Resource Royalty Act 2008 (Royalty Act). The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Royalty Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Royalty Act) minerals payable to the State. The formula for calculating royalties takes into account whether the mineral is refined or unrefined and the profitability of individual operations. The maximum royalty payable on refined minerals and unrefined minerals is 5% and 7%, respectively.
Carbon tax is a tax in response to climate change, which is aimed at reducing greenhouse gas emissions in a sustainable, cost effective and affordable manner. In South Africa the Carbon Tax Act of 2019 came into effect on 1 June 2019. The South African Government introduced
Carbon tax based on a polluter-pays-principle and the aim of which is to help ensure that companies and consumers take the negative adverse costs (externalities) of climate change into account in their future production, consumption and investment decisions. Phase 1 of the Carbon Tax was extended by three years to 31 December 2025. The Carbon Tax Rate increased from R159/tonne CO2e in 2023 to R190/
tonne CO2e from 1 January 2024. Sibanye-Stillwater’s final carbon tax liability is determined by its gross GHG emission output as reported on in terms of the GHG reporting regulations and the extent to which it is able to make use of the full suite of allowances that are built into the carbon tax design. Sibanye-Stillwater’s net GHG emissions (gross GHG emissions less applicable allowances) is then multiplied by the applicable carbon tax rate to determine its carbon tax liability. The South African Treasury is also consulting with respect to the implementation of a carbon tax penalty of R640 per ton of CO₂ for emissions exceeding carbon budgets and an announcement and discussion paper are expected.
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
expenditure perspective. As a result, only taxable losses can be offset between the Beatrix, Kloof and Driefontein operations (as these are separate mining operations under one legal entity, Sibanye Gold Proprietary Limited) to reduce taxable income from another operation.
Depending on the profitability of the operations, the tax rate can vary significantly from year to year. Sibanye-Stillwater’s SA PGM operations

AFR –	17
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
are subject to the tax at the South African corporate income tax (CIT) rate and the mining operations are also ring fenced from capital expenditure. For 2024 and subsequent years a CIT rate of 27% applies to Sibanye-Stillwater and its South African subsidiaries, which apply a
CIT rate, but are reassessed by the government on an annual basis.
Under United States tax legislation there are no federal taxes specific to minerals extraction. General federal, state, county and municipal taxes apply to mining companies, including income taxes, payroll taxes, sales taxes, property taxes and use taxes. Federal tax laws generally do not distinguish between domestic and foreign mining operators. Sibanye-Stillwater’s US PGM operations are subject to a statutory tax rate of 21% and are subject to tax in the states of California, Colorado, Florida, Montana, Utah and Pennsylvania. The Inflation Reduction Act
(IRA) of 2022 added a new tax code, Section 45X, which allows for an advanced manufacturing production tax credit for manufacturing of critical minerals within the US. Under the final rules issued in October 2024, the company is eligible to claim a 10% production tax credit on costs associated with the production of primary (mined) and secondary (recycled) applicable critical minerals. Under the initial draft regulation our interpretation was that we were not eligible for a significant credit, but the 2024 revised regulations include extraction and initial processing cost, as well as the costs of purchasing recycle material so long as that material does not yet meet the final purity metrics.
The final eligibility step requires certification from the company's contract refiner, which is in process. Furthermore, the Section 45X rules are retrospective with combined credits relating to the 2023 and 2024 financial years estimated at approximately US$120 million (R2.2 billion) and
US$90 million (R1.6 billion), respectively. These credits are expected to be received in 2026 or 2027 when the tax returns will be assessed.
There is no carbon tax in the United States.
The French tax legislation taxes a resident company at a corporate income tax rate of 25%. Carbon tax is calculated based on the amount of greenhouse gas emissions produced by the use of fossil fuels such as gasoline, diesel, coal and natural gas and is currently taxed at a rate of €44.60/tonne CO2e for 2024 (2023: €44.60/tonne CO2e) and is not taxed directly but included in the purchase price of fossil fuels. As of
December 31, 2024, Sandouville had no corporate income tax liability. A new scheme for compensating indirect carbon costs is being implemented, and Sandouville's products qualify for this scheme. Sandouville applied for and received compensation, contingent upon the execution of an energy performance plan. However, the shutdown of the plant has jeopardised the implementation of this plan. It is currently unclear whether the compensation will need to be partially or fully reimbursed; therefore, the full amount was provisioned in 2025.
Additionally, there is a scheme in France to support research and development (R&D) known as the "Crédit d'Impôt Recherche" (CIR). This scheme provides a tax credit of 30% of the resources allocated to R&D. Part of the Gallicam project cost is eligible for the CIR in 2024. There was no corporate and income tax liability for Sandouville at 31 December 2024.
From 2024, private parties carrying out mining activities in Finland are subject to income taxes and royalty-type taxes on minerals extracted in Finland. Tax on minerals are applicable to the extraction of metallic and industrial minerals. A tax of 0.6% is levied on the taxable value of a listed group of mostly metallic minerals, based on international trading prices, that will be limited to a list covering precious minerals such as platinum, palladium, gold and silver, base metals such as copper, nickel, cobalt, zinc and lead as well as iron, lithium and uranium. Under
Finnish tax legislation resident companies are subject to Finnish corporate income tax on their taxable income at a rate of 20%. In Finland, carbon tax is calculated based on the amount of CO2e produced by the use of fossil fuels at a rate of €93/tonne for 2024 (2023: €84/tonne).
Keliber is not paying any corporate income tax since it is in the project development phase and is currently incurring losses.
Australian tax legislation levies a 30% tax on corporate income and there is no carbon tax in Australia. There was no corporate income tax liability for the Australian region at 31 December 2024. Royalty tax is payable on zinc concentrate produced in all states of Australia. All royalty systems in Australia are value-based, and the rate applied depends on the form in which the mineral is sold and the sales price. For concentrate material subject to substantial enrichment through a concentration plant, which is produced in Queensland, the royalty rate is varies between 2.5 and 5.0 per cent of the sales value.
Capital expenditure
Capital allocation falls under one of the Group's strategic essentials, which is maintaining a profitable business and optimising capital allocation. The disciplined application of our capital allocation framework also relates to our green metals strategy. Sibanye-Stillwater will invest in value accretive operational sustainability when spending project capital and will continue to invest capital in new and existing infrastructure and possible growth opportunities. In South Africa only the best projects, inter alia, those with low capital intensity, relatively short lead time and quick payback currently meet the required investment hurdle rates. Current capital projects include the K4 project at the SA PGM operations and Keliber lithium project in Finland. The Burnstone project remained on care and maintenance during 2024 and due to the lower prevailing PGM precious metal prices, the Group decided to continue deferring the capital expenditure at Burnstone during 2025. Management will consider, on an ongoing basis, the capital expenditure necessary to achieve its sustainable production objectives against other demands on cash. At Burnstone, due to the high gold price, options are being evaluated to continue development.
In 2024, Sibanye-Stillwater’s total capital expenditure was R21,569 million (2023: R22,411 million), an increase of 4%. The increased capital spend in 2024 was mainly due to the project capital expenditure on the K4 project (SA PGM operations) and Keliber. These investments will contribute towards the future operational sustainability of the Group and deliver significant economic value to all stakeholders over the long term.
US PGM operations
Capital expenditure at the US PGM operations for 2024 was 59% lower at R2,834 million (2023: R6,843 million) with sustaining capital 71% lower at R623 million (2023: R2,180 million) and ore reserve development (ORD) expenditure 51% lower at R1,920 million (2023: R3,889 million). The
ORD and sustaining capital expenditure were lower as per the reduced production plan as part of restructuring the US PGM operations.
Growth or project capital was 62% lower at R291 million (2023: R774 million) with with expenditure limited to the East Boulder Stage 5/6 tailings and waste storage facilities.
US Reldan operations
Capital expenditure at the US PGM operations for 2024 was R10 million.

AFR –	18
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
SA PGM operations
Capital expenditure at the SA PGM operations increased by 4% from R5,646 million in 2023 to R5,845 million in 2024, with ore reserve development 3% lower at R2,472 million (2023: R2,551 million) , sustaining capital 25% higher at R2,566 million (2023: R2,057 million)  and project spend decreasing by 22% from R1,038 million in 2023 to R807 million in 2024.  Sustaining capital was 25% higher due to the consolidation of 100% of Kroondal sustaining capex (limited ORD at mechanised operations) and 40% higher sustaining capital at
Rustenburg. Project spend declined by 22% mainly due to expenditure of R680 million at Marikana (R652 million relating to K4 and R29 million, related to project study work)and lower expenditure at Platinum mile following the commissioning of the chrome plant in December 2023.
Project capital at Rustenburg of R101 million for 2024 was spent on the Reflux Classifier plant upgrade and preparation for the Siphumelele mechanised UG2 project.
SA gold operations
Total capital expenditure at the managed SA gold operations decreased by 28% from R5,393 million in 2023 to R3,882 million in 2024, primarily due to the closure of Kloof 4 shaft. Project capital at the managed SA gold operations decreased by 79% to R354 million (2023:
R1,671 million) mainly due to due to the closure of the Kloof 4 shaft and the Burnstone project being placed on care-and-maintenance.
European region
Total capital expenditure from the European region included project expenditure capitalised on the Keliber project of R6,221 million (EUR314 million) and sustaining capital expenditure at Sandouville nickel refinery of R173 million which included spend on revamping of production units, new bagging line, improvement of waste water treatment facility and anodic boxes for metal production.
Keliber lithium project:
Construction activities at the Keliber lithium refinery in Kokkola, Finland have continued with good progress. The main equipment installations are being finalised and pre-commissioning activities have started in Q1 2025. The lithium refinery is expected to be completed in Q3 2025, with cold commissioning commencing thereafter. The construction works on the second phase of the Keliber lithium project comprising the concentrator in Päiväneva, Kaustinen and the development of the Syväjärvi open pit mine commenced in late 2023 and both are on schedule. Mining of Syväjärvi ore will commence in Q3 2025 and hot commissioning of the Keliber concentrator will start in Q1 2026 followed by hot commissioning of the lithium refinery in Q2 2026. For commercial reasons, it was decided not to purchase third party spodumene concentrate and to postpone the ramp-up of the lithium refinery until a sufficient stockpile of own concentrate is available.
Australian region
Total capital expenditure from the Century operation of R192 million included R186 million of sustaining capital expenditure and R6 million of growth projects.
Mt Lyell copper project:
The Mt Lyell feasibility study (AACE Class 3 Estimate) was completed in H1 2024. Positive project economics indicated an immediate transition to the next stage of required study (AACE Class 2 Estimate), scheduled for completion in H2 2025.
Sibanye-Stillwater expects to spend approximately R21.1 billion on capital in 2025, which includes the capital expenditure of DRDGOLD
(R3.4 billion) and Mimosa (R0.3 billion). The actual amount of capital expenditure will depend on a number of factors, such as production volumes, the commodity prices and general economic conditions and may differ from the amount forecast. Some of these factors are outside of the control of Sibanye-Stillwater.

AFR –	19
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
2024 financial performance compared with 2023
Group loss for the year decreased from R37,430 million in 2023 to R5,710 million in 2024. The reasons for this decrease are discussed below.
The primary factors explaining the movement are set out in the table below.

Figures in million – SA rand	2024	2023	% Change 2024/2023
Revenue	112,129	113,684	(1)
Cost of sales	(105,208)	(99,768)	5
Interest income	1,337	1,369	(2)
Finance expense	(4,571)	(3,299)	39
Share-based payment expenses	(251)	(113)	122
Gain on financial instruments	5,433	235	*
(Loss)/gain on foreign exchange differences	(215)	1,973	(111)
Share of results of equity-accounted investees after tax	212	(1,174)	(118)
Impairments	(9,173)	(47,454)	(81)
Gain on acquisition	—	898	(100)
Occupational healthcare gain	76	365	(79)
Gain on remeasurement of previous interest in Kroondal	—	298	(100)
Insurance proceeds	875	—	N/A
Onerous contract provision utilisation/change in estimate/(provision)	817	(1,865)	(144)
Restructuring costs	(550)	(515)	7
Transaction costs	(851)	(474)	80
Care and maintenance	(1,609)	(1,378)	17
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	(446)	45	*
Cost incurred on employee and community trusts	(204)	(469)	(57)
Corporate and social investment costs	(405)	(149)	172
Exploration costs	(36)	(183)	(80)
Non-mining royalties	(73)	(84)	(13)
Strike related costs	—	(3)	(100)
Net other costs	(956)	(733)	30
Loss before royalties, carbon tax and tax	(3,669)	(38,794)	(91)
Royalties	(543)	(1,050)	(48)
Carbon tax	(2)	(2)	—
Loss before tax	(4,214)	(39,846)	(89)
Mining and income tax	(1,496)	2,416	(162)
Loss for the year	(5,710)	(37,430)	(85)
* Percentage variance is greater than 1,000%

AFR –	20
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Group financial performance
Group revenue for 2024 decreased by 1% to R112,129 million mainly due to continued lower average PGM basket prices realised during
2024, partially offset by increased revenue at both the SA gold operations and the Century zinc retreatment operation due to higher gold and zinc in concentrate prices, respectively, and the acquisition of the Reldan operations effective March 2024. The acquisition of Reldan and Anglo American Platinum Limited's (AAPL) 50% share of the Kroondal PSA operations were the primary reasons for the 7% increase to
R96,398 million in Group cost of sales, before amortisation and depreciation, partially offset by lower average PGM basket prices affecting the cost of purchasing recycling material and third-party PoC at the US PGM Recycling and Marikana operations (SA PGM), respectively.
Group loss before royalties, carbon tax and tax decreased by 91% or R35,125 million to R3,669 million, which is mainly attributable to the decrease in impairments recognised of R38,281 million in 2024. Group adjusted EBITDA for 2024 decreased by 36% or R7,468 million to R13,088 million. Group amortisation and depreciation decreased by 12% to R8,810 million mainly due to the impact of the impairments recognised during H2 2023 at the US PGM, Century zinc retreatment operations and at the Sandouville nickel refinery, as well as lower progressive capital expenditure at the US PGM underground operations.
Revenue
Revenue decreased by 1% to R112,129 million in 2024 from R113,684 million in 2023, driven by continued lower average PGM basket prices at the SA PGM, US PGM and US Recycling operations during 2024, partially offset by higher prices received at the SA gold operations and the inclusion of sales volumes from the US Reldan operations.

Figures in million – SA rand	2024	2023	% Change 2024/2023
Americas
US PGM underground operations	9,207	10,494	(12)
US PGM Recycling	7,574	13,318	(43)
US Reldan operations	6,306	—	—
Southern Africa
SA PGM operations	51,257	55,593	(8)
Managed SA gold operations	24,077	23,327	3
DRDGOLD	7,068	5,816	22
Europe
Sandouville nickel refinery	2,784	3,024	(8)
Australia
Century zinc retreatment operation	3,983	2,251	77
Group Corporate and reconciling items[1]	(127)	(139)	(9)
Total revenue	112,129	113,684	(1)
1  Included in Group Corporate and reconciling items is net revenue generated through the streaming arrangement with Wheaton International
Revenue from the US PGM underground operations decreased by 12% to R9,207 million (2023: R10,494 million) in 2024 due to a 21% lower average 2E basket price of US$988/2Eoz, partially offset by a  9% or 36,655 2Eoz increase in mined ounces sold, which correlates with the higher production achieved. Revenue from US PGM recycling operation decreased by 43% to R7,574 million (2023: R13,318 million) in 2024, mainly due to a 46% lower average 3E basket price of US$1,266/3Eoz, partially offset by 5% higher sales volumes
The US Reldan operations contributed R6,306 million or 6% towards total Group revenue since its acquisition on 15 March 2024.
Revenue from the SA PGM operations decreased by 8% to R51,257 million in 2024 from R55,593 million in 2023, due to a 16% lower average 4E basket price received of R24,213/4Eoz, partially offset by a 5% or 79,715 4Eoz increase in PGMs sold.
Revenue from the managed SA gold operations increased by 3% to R24,077 million (2023: R23,327 million) in 2024, mainly due to a 20% higher rand gold price of R1,373,156/kg, partially offset by a 15% or 3,125 kg decrease in gold sold due to lower production resulting from disruptions at the Kloof operation and closure of Kloof 4 shaft during H2 2023. Revenue from DRDGOLD increased by 22% to R7,068 million (2023: R5,274 million) mainly due to a 23% higher rand gold price received of R1,407,688/kg, partially offset by 1% lower sales volumes.
Revenue from the Sandouville nickel refinery decreased by 8% to R2,784 million (2023: R3,024 million) in 2024, mainly due to a 18% lower average rand nickel equivalent basket price of R360,855/tNi, partially offset by a 13% increase in sales volumes.
Revenue from the Century zinc retreatment operation increased by 77% to R3,983 million (2023: R2,251 million) in 2024, mainly due to a 54%
higher average equivalent zinc concentrate price of R49,046/tZn and a 6% increase in sales volumes.

AFR –	21
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Cost of sales
Cost of sales increased by 5% to R105,208 million (2023: R99,768 million) in 2024, mainly due to the lower sales volumes at the US PGM recycling operation and lower average PGM basket prices which impacts the cost of third-party PoC and recycling material at the SA PGM and US PGM recycling operations, respectively.
The primary drivers of cost of sales are set out in the table below. The analysis that follows provides a more detailed discussion of cost of sales, together with the total cash cost, All-in sustaining cost and All-in cost.

Figures in million – SA rand	2024	2023	% Change 2024/2023
Salaries and wages	(31,380)	(30,591)	3
Consumable stores	(24,685)	(25,778)	(4)
Utilities	(11,556)	(11,029)	5
Mine contracts	(7,109)	(8,005)	(11)
Recycling[1]	(13,280)	(12,711)	4
Other	(15,617)	(10,779)	45
Ore reserve development costs capitalised	7,229	9,137	(21)
Cost of sales, before amortisation and depreciation[2]	(96,398)	(89,756)	7
Americas
US PGM underground operations	(9,848)	(9,680)	2
US Reldan operations	(6,032)	—	N/A
US PGM Recycling	(7,248)	(12,711)	(43)
Southern Africa
SA PGM operations	(42,963)	(36,699)	17
Managed SA gold operations	(19,113)	(20,041)	(5)
DRDGOLD	(4,484)	(4,040)	11
Europe
Sandouville nickel refinery	(3,384)	(4,329)	(22)
Australia
Century zinc retreatment operation	(3,326)	(2,256)	47
Amortisation and depreciation	(8,810)	(10,012)	(12)
Americas
US PGM underground operations	(1,929)	(3,386)	(43)
US Reldan operations	(171)	—	N/A
US PGM Recycling	(5)	(4)	25
Southern Africa
SA PGM operations	(3,647)	(2,975)	23
Managed SA gold operations[3]	(2,589)	(2,188)	18
DRDGOLD	(312)	(194)	61
Europe
Sandouville nickel refinery[4]	(38)	(206)	(82)
Australia
Century zinc retreatment operation	(117)	(1,059)	(89)
Total cost of sales	(105,208)	(99,768)	5
Americas
US PGM underground operations	(11,777)	(13,066)	(10)
US Reldan operations	(6,203)	—	N/A
US PGM Recycling	(7,253)	(12,715)	(43)
Southern Africa
SA PGM operations	(46,610)	(39,674)	17
Managed SA gold operations[3]	(21,702)	(22,229)	(2)
DRDGOLD	(4,796)	(4,234)	13
Europe
Sandouville nickel refinery[4]	(3,422)	(4,535)	(25)
Australia
Century zinc retreatment operation	(3,443)	(3,315)	4
1Recycling cost consists of cost relating to the purchasing of spent catalytic material and the cost incurred to convert the spent catalytic material into finished PGMs
2Included in cost of sales, before amortisation and depreciation for the year ended 31 December 2024 is total write-down of inventory to net realisable value amounting to
R4,794 million (2023: R1,694 million). The write-down mainly relates to PGM in process and PGM finished goods of R3,843 million (2023: R1,179 million) and R844 million
(2023:R423 million), respectively, as a result of the lower commodity price environment
3Amortisation for the Managed SA gold operations includes amortisation related to corporate and reconciling items of R25 million (2023: R48 million)
4Included in amortisation for the Sandouville nickel refinery is amortisation related to corporate and reconciling items of R9 million (2023: R7 million)

AFR –	22
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Cost of sales, before amortisation and depreciation
Cost of sales, before amortisation and depreciation at the US PGM underground operations increased marginally by 2% to R9,848 million mainly due to the impact of restructuring undertaken which resulted in reduced production and operating costs as a result of deferring growth arising from repositioning the US PGM operations for lower PGM prices. An increase of 9% in sales volumes to 461,662
2Eoz also had a limited impact on cost of sales. Cost of sales, before amortisation and depreciation at the US PGM recycling operation decreased, in line with the decrease in revenue, by 43% from R12,711 million to R7,248 million mainly due to lower average PGM basket prices.
The US Reldan operations contributed R6,032 million or 6% towards Group cost of sales since its acquisition on 15 March 2024.
Cost of sales, before amortisation and depreciation at the SA PGM operations increased by 17% to R42,963 million due to an increase of 5% in PGMs sold, the inclusion of the Kroondal operation post the acquisition of Anglo American Platinum Limited's (AAPL) 50% share of the Kroondal PSA  and above inflation increases in costs of electricity and imported spares. Mined underground 4E PGM production decreased by 5% to 1,463,337 4Eoz and surface production volumes excluding third-party PoC were 7% lower at 152,970 4Eoz. Third-
party concentrate purchased and processed at the Marikana smelting and refining operations was flat at 96,464 4Eoz. Third-party PoC material is purchased at a higher cost, than own mined ore, due to the direct correlation to the basket price of PGM’s.
Cost of sales, before amortisation and depreciation at the managed SA gold operations decreased by 5% to R19,113 million due to a
15% decrease sales volumes, partially offset by above inflationary increases in in electricity, support and consumables costs. Cost of sales, before amortisation and depreciation from DRDGOLD increased by 11% to R4,484 million due to above inflationary cost increases in electricity due to a delay in the solar project completion and increased security costs in response to risk.
Cost of sales, before amortisation and depreciation at the Sandouville nickel refinery decreased by 22% to R3,384 million mainly due to a combination of lower variable costs correlated with lower production volumes, a decline in chemical prices and lower labour and maintenance costs, partially offset by a 13% increase sales volumes.
Cost of sales, before amortisation and depreciation at the Century zinc retreatment operation increased by 47% to R3,326 million mainly due to a 6% increase in sales volumes.
Amortisation and depreciation
Amortisation and depreciation at the US PGM underground operations decreased by 43% to R1,929 million. The lower progressive capital expenditure at the US PGM underground operations and the impairments raised during H2 2023 and in H1 2024, resulted in the 43% decrease in amortisation and depreciation. For the ten months ended 31 December 2024 amortisation and depreciation at the Reldan operations was R171 million. Amortisation and depreciation at the SA PGM operations increased by 23% to R3,647 million mainly due to additional depreciation post the acquisition of AAPL's 50% share of the Kroondal PSA and 4% higher production volumes. Amortisation and depreciation at the managed SA gold operations increased by 18% to R2,589 million mainly due to the higher on reef development capitalised since H2 2023 and the accelerated depreciation for Kloof 2 plant, partially offset by impairments raised during H2 2023, whereas the amortisation and depreciation of DRDGOLD increased by 61% to R312 million due to the startup of the new reclamation sites at Ergo and
FWGR during H1 2024 and the Solar plant. Amortisation and depreciation at the Sandouville nickel refinery decreased by 82% to R38 million mainly due to impairments recognised during H2 2023 and 8% lower production. Amortisation at the Century zinc retreatment operation decreased by 89% to R117 million mainly due to impairments recognised during H2 2023, partially offset by 9% higher production.
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
period by the total nickel products sold over the same period.
All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost are non-IFRS measures see pages AFR-38 and AFR-39 for additional information.

AFR –	23
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
The below tables set out a reconciliation of All-in-sustaining cost, All-in-cost and Nickel equivalent sustaining cost to cost of sales before amortisation and depreciation.

Figures in million - SA rand		US PGM operations[1]	Total SA PGM operations[2]	Rustenburg operations	Marikana operation[2]	Kroondal[3]	Platinum Mile	Mimosa	Corporate and re- conciling items	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Group Corporate and reconciling items
2024
Cost of sales, before amortisation and depreciation[4]		9,846	42,964	16,602	20,912	4,624	826	2,483	(2,483)	23,598	6,949	6,326	4,260	1,579	4,484	—
Plus:
Community costs[5]		—	338	54	232	52	—	—	—	13	—	—	—	—	13	—
Inventory change		(999)	182	(401)	(1,439)	2,022	—	8	(8)
Share-based payments[6]		89	204	65	95	38	2	—	—	121	39	33	18	—	27	4
Royalties[7]		—	212	82	117	12	—	131	(130)	115	49	34	56	6	—	(30)
Carbon tax[8]		—	1	—	1	—	—	—	—	—	—	—	—	—	—	—
Rehabilitation[9]		45	93	(6)	18	81	—	6	(6)	226	(2)	25	104	105	(12)	6
Leases[10]		4	63	20	38	4	2	—	(1)	33	—	9	6	—	18	—
ORD[11]		1,920	2,472	699	1,773	—	—	—	—	2,837	1,663	932	242	—	—	—
Sustaining capital expenditure[12]		611	2,567	903	1,118	504	42	548	(548)	931	380	247	64	—	240	—
Less:
By-product credit[13]		(852)	(11,676)	(5,012)	(5,005)	(1,233)	(426)	(588)	588	(35)	(10)	(4)	(4)	—	(17)	—
All-in sustaining cost[14]		10,664	37,420	13,006	17,860	6,104	446	2,588	(2,588)	27,839	9,068	7,602	4,746	1,690	4,753	(20)
Plus:
Corporate cost, growth and other capital expenditure		316	835	101	708	—	18	—	8	3,554	—	—	—	—	3,131	423
All-in cost[14]		10,980	38,255	13,107	18,568	6,104	464	2,588	(2,580)	31,393	9,068	7,602	4,746	1,690	7,884	403
Gold sold/4E PGM produced/2E PGM produced	kg	13,245	57,088	18,986	24,127	8,726	1,434	3,815	—	22,239	7,176	4,952	3,873	1,217	5,021	—
	‘000oz	426	1,835	610	776	281	46	123	—	715	231	159	125	39	161	—
All-in sustaining cost[14]	R/kg									1,251,810	1,263,657	1,535,137	1,225,407	1,388,661	946,624	—
	R/oz	25,042	21,848	21,307	23,024	21,757	9,674	21,103	—
	US$/oz	1,367	1,193	1,163	1,257	1,188	528	1,152	—	2,126	2,146	2,607	2,081	2,358	1,607	—
All-in cost[14]	R/kg
	R/oz	25,784	22,335	21,473	23,937	21,757	10,065	21,103	—	1,411,619	1,263,657	1,535,137	1,225,407	1,388,661	1,570,205	—
	US$/oz	1,408	1,219	1,172	1,307	1,188	549	1,152	—	2,397	2,146	2,607	2,081	2,358	2,666	—

AFR –	24
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Figures in million - SA rand		Sandouville nickel refinery	Figures in million - SA rand		Century zinc retreatment operation[17]
2024			2024
Nickel equivalent sustaining cost			Cost of sales, before amortisation and depreciation[4]		3,326
Cost of sales, before amortisation and depreciation[4]		3,384	Royalties[7]		216
Share-based payments[6]		30	Community costs[5]		54
Rehabilitation interest and amortisation[9]		3	Inventory change		(348)
Leases[10]		20	Share-based payments[6]		7
Sustaining capital expenditure[12]		173	Rehabilitation interest and amortisation[9]		156
Less: By-product credit[15]		(141)	Leases[10]		116
Nickel equivalent sustaining cost[16]		3,469	Sustaining capital expenditure[12]		186
Nickel products sold	tNi	7,715	Less: By-product credit[13]		(218)
Nickel equivalent sustaining cost[16]	R/tNi	449,644	Total All-in-sustaining costs[14]		3,495
Nickel equivalent sustaining cost[16]	US$/tNi	24,548	Plus: Corporate cost, growth and capital expenditure		14
			Total All-in-costs[14]		3,509
			Zinc metal produced (payable)	kt	82
			All-in-sustaining cost[14]	R/tZn	42,446
				US$/tZn	2,317
			All-in-cost[14]	R/tZn	42,617
				US$/tZn	2,327

AFR –	25
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Figures in million - SA rand		US PGM operations[1]	Total SA PGM operations[2]	Rustenburg operations	Marikana operation[2]	Kroondal[3]	Platinum Mile	Mimosa	Corporate and re- conciling items	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Group Corporate and reconciling items
2023
Cost of sales, before amortisation and depreciation[4]		9,680	36,699	15,147	16,961	3,950	641	2,409	(2,409)	24,080	6,566	8,150	4,058	1,266	4,040	—
Plus:
Community costs[5]		—	99	16	80	2	—	—	—	4	—	—	(7)	—	11	—
Inventory change		(477)	1,938	54	1,890	(6)	—	(10)	10
Share-based payments[6]		122	86	33	49	2	1	—	—	84	23	19	10	—	25	7
Royalties[7]		—	803	355	440	8	—	133	(133)	115	41	44	24	6	—	—
Carbon tax[8]		—	2	—	2	—	—	—	—	1	—	—	—	—	1	—
Rehabilitation[9]		84	128	(5)	59	74	—	5	(5)	186	1	22	74	89	(5)	5
Leases[10]		8	67	23	39	5	—	—	—	59	1	16	20	1	21	—
ORD[11]		3,889	2,551	669	1,882	—	—	—	—	2,697	1,461	912	324	—	—	—
Sustaining capital expenditure[12]		2,178	2,058	644	1,097	287	30	1,057	(1,057)	1,457	490	421	114	—	432	—
Less:
By-product credit[13]		(758)	(10,897)	(4,950)	(5,169)	(701)	(77)	(773)	773	(21)	(6)	(5)	(3)	—	(7)	—
All-in sustaining cost[14]		14,726	33,534	11,986	17,330	3,621	595	2,821	(2,821)	28,662	8,577	9,579	4,614	1,362	4,518	12
Plus:
Corporate cost, growth and other capital expenditure		774	1,045	—	900	20	125	—	—	2,624	—	117	—	—	882	1,625
All-in cost[14]		15,500	34,579	11,986	18,230	3,641	720	2,821	(2,821)	31,286	8,577	9,696	4,614	1,362	5,400	1,637
Gold sold/4E PGM produced/2E PGM produced	kg	13,290	55,032	20,479	23,531	5,793	1,611	3,618	—	25,429	7,224	7,708	4,192	1,219	5,086	—
	‘000oz	427	1,769	658	757	186	52	116	—	818	232	248	135	39	164	—
All-in sustaining cost[14]	R/kg									1,127,138	1,187,292	1,242,735	1,100,668	1,117,309	888,321	—
	R/oz	34,465	20,286	18,204	22,907	19,441	11,486	24,255	—
	US$/oz	1,872	1,102	989	1,244	1,056	624	1,317	—	1,904	2,005	2,099	1,859	1,887	1,500	—
All-in cost[14]	R/kg									1,230,328	1,187,292	1,257,914	1,100,668	1,117,309	1,061,738	—
	R/oz	36,277	20,919	18,204	24,096	19,549	13,899	24,255	—
	US$/oz	1,970	1,136	989	1,309	1,062	755	1,317	—	2,078	2,005	2,125	1,859	1,887	1,793	—

AFR –	26
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Figures in million - SA rand		Sandouville nickel refinery
2023
Nickel equivalent sustaining cost
Cost of sales, before amortisation and depreciation[4]		4,329
Share-based payments[6]		21
Rehabilitation interest and amortisation[9]		9
Leases[10]		20
Sustaining capital expenditure[11]		248
Less: By-product credit[15]		(149)
Nickel equivalent sustaining cost[16]		4,478
Nickel products sold	tNi	6,855
Nickel equivalent sustaining cost[16]	R/tNi	653,246
Nickel equivalent sustaining cost[16]	US$/tNi	35,474

Figures in million - SA rand		Century zinc retreatment operation[17]
2023
Cost of sales, before amortisation and depreciation[4]		2,257
Royalties[7]		131
Community costs[5]		47
Inventory change		216
Share-based payments[6]		—
Rehabilitation interest and amortisation[9]		14
Leases[10]		99
Sustaining capital expenditure[12]		114
Less: By-product credit[13]		(125)
Total All-in-sustaining costs[14]		2,753
Plus: Corporate cost, growth and capital expenditure		227
Total All-in-costs[14]		2,980
Zinc metal produced (payable)	kt	76
All-in-sustaining cost[14]	R/tZn	36,361
	US$/tZn	1,975
All-in-cost[14]	R/tZn	39,359
	US$/tZn	2,137

AFR –	27
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
The average exchange rate for the year ended 31 December 2024 was R18.32/US$ (2023: R18.42/US$)
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown
2The total SA PGM and Marikana includes the production and costs associated with the third party PoC
3Kroondal operation includes 100% of production and costs from 1 November 2023, the effective date of acquiring Anglo Platinum's 50% share of the Kroondal PSA
4Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs and permitting costs
5Community costs includes costs related to community development
6Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
7Royalties are the current royalty on refined and unrefined minerals payable to the South African government
8In South Africa the Carbon Tax Act of 2019 came into effect on 1 June 2019. The South African Government introduced Carbon tax based on a polluter-pays-principle and the aim of which is to help ensure that companies and consumers take the negative adverse costs (externalities) of climate change into account in their future production, consumption and investment decisions. The first phase of the Carbon Tax Act applies to the so-called “Scope 1” emissions from 1 June 2019 to 31 December 2022. Under the first phase, the introduction of the carbon tax is not expected to have an immediate impact on the price of electricity. Accordingly, although the statutory rate of carbon tax in 2024 was R190 per tonne (2023: R159 per tonne) of carbon dioxide equivalent
(CO2e) emissions, allowances under the Carbon Tax Act resulted in an effective carbon tax rate of R10 to R65 per tonne of CO2e emissions (2023: R8 to R64). The carbon tax liability for 2024 will be determined payable by half year June 2025. Phase 1 of the
Carbon Tax has been extended to 31 December 2025
9Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs recorded as an asset. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs do not reflect annual cash outflows and are calculated in accordance with IFRS Accounting Standards. The interest charge and amortisation reflect the periodic costs of rehabilitation associated with current production and are, therefore, included in the measure
10Leases represent the lease payment costs for the year
11ORD are those capital expenditures that allow access to reserves that are economically recoverable in the future, including, but not limited to, crosscuts, footwalls, return airways and box holes which will avail production or reserves
12Sustaining capital expenditure are those capital expenditures that are necessary to maintain current production and execute the current mine plan. Sustaining capital costs are relevant to the All-in sustaining cost metric as these are needed to maintain
Sibanye-Stillwater’s current operations and provide improved transparency related to Sibanye-Stillwater’s ability to finance these expenditures
13By-product credit - The All-in cost metric is focused on the cost associated with producing and selling a kilogram of gold or an ounce of 4E/2E PGMs, and therefore the metric captures the benefit of mining other metals when gold and 4E/2E PGMs are produced and sold. In determining the All-in cost, the costs associated with producing and selling a kilogram of gold or an ounce of 4E/2E PGMs are reduced by the benefit received from the sale of co-products and by-products, recognised as product sales, which is extracted and processed along with the gold and 4E/2E PGMs produced. At the SA gold operations, the sale of silver is recognised as product sales, and at the PGM operations in both regions, the minor PGMs – iridium and ruthenium – are produced as co-products, which together with the three primary PGMs, are referred to as 6E (5PGM+Au). In addition, nickel, copper and chrome, among other minerals, are by-products at these operations. This is relevant to the All-in cost metric as it aids in the investor’s analysis of the profitability of producing a kilogram of gold or an ounce of 4E/2E PGMs, without the need to consider multiple metal prices
14For information on how Sibanye-Stillwater has calculated All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in sustaining cost per tonne, All-in cost per kilogram, All-in cost per ounce and All-in cost per tonne, see – Management’s discussion and analysis of the financial statements - 2023 financial performance compared with 2022. All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in sustaining cost per tonne, All-
in cost per kilogram, All-in cost per ounce and All-in cost per tonne are non-IFRS measures see page AFR-42 for additional information
15By-product credit - The Nickel equivalent sustaining cost is associated with the cost of refining and selling a tonne of nickel, and therefore the metric captures the benefit of other metals when nickel is refined and sold. In determining the Nickel equivalent sustaining cost, the costs associated with producing and selling a tonne of nickel are reduced by the benefit received from the sale of co-products, recognised as product sales, which are extracted at the beginning of the nickel refining process. At
Sandouville, the sale of cobalt chloride and ferric chloride are recognised as by-product sales
16The Nickel equivalent sustaining cost, being the cost to sustain current operations. Nickel equivalent sustaining cost per tonne nickel is calculated by dividing the Nickel equivalent sustaining cost, in a period by the total nickel products sold over the same period (non-IFRS measures see page AFR-43 for additional information)
17Century is a leading tailings reprocessing and rehabilitation asset that currently owns and operates the Century zinc tailings retreatment operation in Queensland, Australia. Century was acquired by the Group on 22 February 2023

AFR –	28
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Cost of production
The All-in sustaining cost (AISC) at the US PGM operations decreased by 27% to US$1,367/2Eoz in 2024 primarily due to reduced ore reserve development (ORD) and reduced sustaining capital expenditure arising from repositioning the US PGM operations for lower PGM prices, by deferring production growth and maintaining lower levels of production. Despite disciplined cost containment measures, the AISC at the SA
PGM operations of R21,848/4Eoz (including third-party PoC) increased by 8% from R20,286/4Eoz  due to above inflation increases in costs of electricity and imported spares and 4% higher production volumes. The AISC at the SA gold operations increased by 11% to R1,251,810/kg in
2024 and was mainly due to 13% lower production volumes arising from the disruptions at the Kloof operation and the break-back incident at the Beatrix 3 shaft and above average inflationary increases in electricity, support and consumables costs. At Sandouville, production costs were well controlled with nickel equivalent AISC for 2024 of R449,644/tNi, 31% lower year-on-year. This was driven by lower feedstock prices linked to the price of nickel, lower variable costs (reagents, energy including electricity and gas) and 30% lower sustaining capital to
R0.2 billion (US$9 million) as a result of lower replacement costs due to the closure of current production lines in H1 2025. The the Century zinc retreatment operation, AISC of US$42,446/tZn for 2024 was 17% higher than 2023 levels as a result of 66% higher royalties and sustaining capital which was 64% higher at R0.2 billion (US$10 million) of which R0.1 billion (US$4 million) related to the bushfire recovery costs, partially offset by by-product credits which increased by 75% to R0.2 billion (US$12 million) as a result of the higher prices of silver and increased sales.
Loss for year
As a result of the factors discussed above and matters discussed later in the management's discussion and analysis of the financial statements, the loss for 2024 was R5,710 million compared with the loss in 2023 of R37,430 million. The following table depicts contributions from various segments to the loss for the year.

Figures in million – SA rand	2024	2023
Americas	(10,515)	(36,497)
US PGM operations	(10,562)	(36,497)
US Reldan operations	47	—
Southern Africa	6,381	10,039
SA PGM operations	3,868	12,346
Rustenburg operation [1]	9,853	5,410
Marikana	1,998	8,773
Kroondal	(282)	1,053
Platinum Mile	124	96
Mimosa	(97)	(1,900)
Corporate and reconciling items[1,2]	(7,728)	(1,086)
SA gold operations	2,513	(2,307)
Driefontein	659	(246)
Kloof	(1,361)	(2,744)
Beatrix	112	(220)
Cooke	(1,186)	(847)
DRDGOLD	1,755	1,373
Corporate and reconciling items[2]	2,534	377
Europe	4	(5,277)
Sandouville	(531)	(4,900)
Corporate and reconciling items[2]	535	(377)
Australia	(395)	(4,767)
Century zinc retreatment operation	(139)	(4,706)
Corporate and reconciling items[2]	(256)	(61)
Group Corporate and reconciling items	(1,185)	(928)
Total (Loss)/profit for the year	(5,710)	(37,430)
1The net profit on the Rustenburg operation in 2024 was impacted by the fair value gain on the obligation for future dividends payable to its shareholders of R11,435 million
(2023: R5,060 million fair value gain) and the loss on revised cash flow of Rnil (2023: R4 million) on the deferred payment to Rustenburg Platinum Mines Limited. R8,522 million of the fair value loss (2023: R4,714 million) on the future dividend obligation eliminates in the corporate and reconciling items at a SA PGM operations level
2Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. Also included is impairment recognised related to the Burnstone project (SA gold operations) for 2023 year only and the equity-accounted investment in Mimosa (SA PGM operations). Included in Europe is the Keliber project as well other general corporate expenses and included in Australia is other general corporate expenses. This does not represent a separate segment as it does not generate revenue
Adjusted EBITDA
Group Adjusted EBITDA of R13,088 million in 2024 decreased by 36% from R20,556 million in 2023. Adjusted EBITDA from the US PGM underground operations decreased by 116% to an Adjusted EBITDA loss of R111 million mainly due to continued lower 2E PGM basket prices.
For the US PGM recycling operations Adjusted EBITDA decreased by 46% to R326 million mainly due to lower 3E PGM basket prices. The US
Reldan operations generated adjusted EBITDA of R268 million. Adjusted EBITDA for the SA PGM operations decreased by 58% to R7,399 million due to continued lower 4E PGM basket prices. Adjusted EBITDA at the SA gold operations increased by 66% to R5,832 million in 2024, mainly due to a 22% increase in the rand gold price. Negative adjusted EBITDA from the Sandouville nickel refinery decreased by 46% to negative R723 million, mainly due to 13% higher volumes. Adjusted EBITDA at the Century zinc retreatment operation increased by 325% to
R641 million due to a 54% higher average equivalent zinc concentrate price. The US Reldan operations generated adjusted EBITDA of R268 million.

AFR –	29
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Adjusted EBITDA includes other cash costs, strike costs, care and maintenance costs, corporate and social investment costs and non-mining royalties expenditures. The care and maintenance costs were R1,609 million in 2024 compared with R1,378 million in 2023. Corporate and social investment costs (CSI) were R405 million in 2024 compared with R149 million in 2023. Non-mining royalties relating to royalties payable to the Bafokeng nation were R73 million in 2024 compared with R84 million in 2023.
Non-IFRS measures such as Adjusted EBITDA is considered as pro forma financial information as per the JSE Listings Requirements. The pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, Adjusted EBITDA should not be considered as a representation of financial performance see – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.10: Capital management
The below table illustrates the reconciliation of (loss)/profit before royalties, carbon tax and tax to adjusted EBITDA:

2024
Figures in million – SA rand	Group[1]	Total US PGM	Underground	Recycling	Reldan operations	Total SA PGM	Total SA gold	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation
(Loss)/profit before royalties, carbon tax and tax	(3,669)	(10,474)	(10,795)	321	20	5,177	2,954	—	(531)	(179)	77
Adjusted for:
Amortisation and depreciation	8,810	1,934	1,929	5	171	3,647	2,900	38	29	118	117
Interest income	(1,337)	(305)	(305)	—	(8)	(468)	(498)	(53)	(1)	(2)	(1)
Finance expense	4,571	1,761	1,761	—	30	611	1,337	204	70	302	288
Share-based payments	251	35	35	—	—	99	79	13	7	5	5
(Gain)/loss on financial instruments	(5,433)	(1,733)	(1,733)	—	(136)	(2,341)	(787)	(772)	(7)	269	269
Loss/(gain) on foreign exchange movements	215	5	5	—	(2)	53	21	97	110	(12)	(10)
Share of results of equity-accounted investees after tax	(212)	—	—	—	7	97	(327)	—	—	—	—
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	447	—	—	—	—	206	244	23	23	(26)	(22)
(Gain)/loss on disposal of property, plant and equipment	(55)	40	40	—	—	(33)	(62)	—	—	—	—
Impairments	9,173	8,824	8,824	—	—	124	(107)	221	221	111	4
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	(76)	—	—	—	—	—	(76)	—	—	—	—
Restructuring costs	550	126	126	—	—	271	153	—	—	—	—
Transaction and project costs	851	26	26	—	187	—	—	193	193	21	—
Lease payments	(244)	(5)	(5)	—	(1)	(62)	(35)	(25)	(20)	(116)	(116)
Onerous contract provision	(817)	—	—	—	—	—	—	(817)	(817)	—	—
Provision for community costs post closure	24	—	—	—	—	—	—	—	—	24	24
Cyber security costs	67	7	7	—	—	18	36	—	—	6	6
Compensation for losses incurred	(26)	(26)	(26)	—	—	—	—	—	—	—	—
Gain on increase in equity- accounted investment	(2)	—	—	—	—	—	—	—	—	—	—
Gain on remeasurement of previous interest in Kroondal	—	—	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	13,088	215	(111)	326	268	7,399	5,832	(878)	(723)	521	641
1  The SA rand amounts can be translated to US dollar at an average exchange rate of R18.32/US$
2  Included in total Group is Group corporate which comprises mainly the Wheaton Stream transaction, corporate tax, interest and transaction costs
3  Adjusted EBITDA is a non-IFRS measure see page AFR-42 for additional information on this non-IFRS measure.

AFR –	30
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
The below table illustrates the reconciliation of profit/(loss) before royalties, carbon tax and tax to adjusted EBITDA:

2023
Figures in million – SA rand	Group[1]	Total US PGM	Underground	Recycling	Total SA PGM	Total SA gold	Total EU operations	Sandouville nickel refinery	Total AUS operations	Century zinc retreatment operation
(Loss)/profit before royalties, carbon tax and tax	(38,794)	(44,109)	(44,712)	603	17,303	(1,227)	(5,233)	(4,900)	(4,634)	(4,575)
Adjusted for:
Amortisation and depreciation	10,012	3,390	3,386	4	2,975	2,382	206	199	1,059	1,059
Interest income	(1,369)	(213)	(213)	—	(478)	(611)	(53)	—	(10)	(6)
Finance expense	3,299	1,134	1,134	—	706	897	67	13	184	158
Share-based payments	113	39	39	—	18	53	(6)	8	—	—
(Gain)/loss on financial instruments	(235)	2,064	2,064	—	(1,957)	19	168	(44)	(515)	(515)
(Gain)/loss on foreign exchange movements	(1,973)	(12)	(12)	—	(1,894)	(26)	(55)	(55)	39	4
Share of results of equity-accounted investees after tax	1,174	—	—	—	1,471	(315)	—	—	—	—
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	(45)	—	—	—	(45)	—	—	—	—	—
(Gain)/loss on disposal of property, plant and equipment	(105)	45	45	—	(79)	(71)	—	—	—	—
Impairments	47,454	38,919	38,919	—	506	2,733	1,607	1,607	3,689	3,689
Gain on acquisition	(898)	—	—	—	(898)	—	—	—	—	—
Occupational healthcare gain	(365)	—	—	—	—	(365)	—	—	—	—
Restructuring costs	515	41	41	—	351	123	—	—	—	—
Transaction and project costs	474	27	27	—	—	—	—	—	2	—
Lease payments	(263)	(8)	(8)	—	(61)	(69)	(25)	(21)	(100)	(99)
Onerous contract provision	1,865	—	—	—	—	—	1,865	1,865	—	—
Gain/increase in equity-accounted investment	(5)	—	—	—	—	—	—	—	—	—
Gain on remeasurement of previous interest in Kroondal	(298)	—	—	—	(298)	—	—	—	—	—
Adjusted EBITDA	20,556	1,317	710	607	17,620	3,523	(1,459)	(1,328)	(286)	(285)
1The SA rand amounts can be translated to US dollar at an average exchange rate of R18.42/US$
2Included in total Group is Group corporate which comprises mainly the Wheaton Stream transaction, corporate tax, interest and transaction costs
3Adjusted EBITDA is a non-IFRS measure see page AFR-42 for additional information on this non-IFRS measure.

AFR –	31
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Interest income
Interest income for 2024 decreased by R32 million to R1,337 million (2023: R1,369 million) which was mainly due to interest received on lower cash balances, partially offset by higher interest on rehabilitation obligation funds invested. Interest income mainly includes interest received on cash deposits amounting to R882 million (2023: R998 million), interest received on rehabilitation obligation funds of R404 million (2023: R339 million), interest earned on right of recovery asset of Rnil (2023: R25 million) and other interest earned of R51 million (2023: R7 million).
For additional information on finance income see – Consolidated financial statements – Notes to the consolidated financial statements –
Note 5.1: Finance income.
Finance expense
Finance expense for 2024 increased by R1,272 million to R4,571 million (2023: R3,299 million) which was mainly due to a R754 million increase in interest on borrowings and a R329 million increase in the unwinding of amortised cost on borrowings following an increase in average outstanding borrowings for 2024, R208 million increase in unwinding of the environmental rehabilitation obligation, R44 million increase in the unwinding of the finance costs on the deferred revenue transactions and an increase of R114 million in sundry interest, all partially offset by a
R85 million decrease in Rustenburg deferred payment, R48 million decrease in the unwinding of the Marikana dividend obligation, R9 million decrease in interest on lease liabilities, R3 million decrease in the Pandora deferred payment and a R32 million decrease in interest on the occupational healthcare obligation. Borrowings increased due to funding capital expenditure on the Keliber lithium project and the SA RCF borrowings were used to fund expenditure in the SA region. For additional information on finance expense see – Consolidated financial statements – Notes to the consolidated financial statements – Note 5.2: Finance expense.
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
Sibanye-Stillwater’s gross debt outstanding, excluding the Burnstone Debt and including the derivative financial instrument was R39,426 million as at 31 December 2024 compared with approximately R37,437 million at 31 December 2023.
Share-based payments
The share-based payments expense increased by 122% to R251 million (2023: R113 million) in 2024. The share-based payments expense includes R27 million (2023: R25 million) relating to the DRDGOLD equity-settled share options and R224 million (2023: R88 million) relating to the cash-settled Sibanye-Stillwater Share Plan. For additional information on share-based payments see – Consolidated financial statements –
Notes to the consolidated financial statements – Note 6: Share-based payments.
Gain on financial instruments
The gain on financial instruments increased from R235 million to R5,433 million for 2024, representing a year-on-year of increase R5,198 million.
The net gain for 2024 is mainly attributable to a combined fair value gain of R1,860 million on the Rustenburg (R649 million) and Marikana
(R165 million) B-BBEE cash-settled share-based payment obligations and the Marikana dividend obligation (R1,046 million), all due to lower forecast cash flows over the respective life-of-mines. In addition, fair value gains on the Keliber dividend obligation of R811 million, SRPM contingent consideration (Kroondal acquisition) of R396 million, derivative financial instrument relating to US$ Convertible Bond of R1,733 million and revised cash flow of the Burnstone Debt of R1,053 million also contributed to the net gain on financial instruments and arose due to a decrease in these liabilities which  resulted primarily from lower consensus commodity prices. These gains were partially offset by the fair value losses on the gold hedge contract of R448 million and zinc hedge contracts of R234 million, respectively. For additional information on the gain on financial instruments see – Consolidated financial statements – Notes to the consolidated financial statements – Note 7: Gain/
(loss)Loss on financial instruments.
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
Loss/(gain) on foreign exchange differences
The loss on foreign exchange differences of R215 million in 2024 compared with a gain of R1,973 million in 2023. The gain on foreign exchange differences in 2024 was mainly due to a net foreign currency translation loss reclassified to profit or loss with the deregistration of foreign subsidiaries of R55 million, R38 million loss on the Burnstone debt due to a stronger rand, foreign exchange losses of R125 million on intra-group loans with a real foreign exchange exposure, partially offset by foreign exchange gains of R47 million on receivables and payables.
The gain on foreign exchange differences of R1,973 million in 2023 compared with a gain of R616 million in 2022. The gain on foreign exchange differences in 2023 was mainly due to a net foreign currency translation gain reclassified to profit or loss with the deregistration of foreign subsidiaries of R1,663 million, foreign exchange gains of R173 million on intra-group loans with a real foreign exchange exposure, foreign exchange gains of R214 million on receivables and payables, partially offset by a R231 million loss on the Burnstone debt due to a weaker rand.

AFR –	32
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Share of results of equity-accounted investees after tax
The profit from share of results of equity-accounted investees of R212 million in 2024 (2023: R1,174 million loss) was primarily due to profit of
R327 million (2023: R315 million) relating to Sibanye-Stillwater’s 44% interest in Rand Refinery, partially offset by share of losses of R97 million
(2023: R1,479 million) relating to Sibanye-Stillwater’s 50% attributable share in Mimosa. In 2023, a lower estimated value in use for Mimosa led to an after tax equity accounted impairment of property, plant and equipment amounting to R1,384 million and was the main reason for the loss on Sibanye-Stillwater’s 50% attributable share in Mimosa of R1,479 million in 2023. For additional information on the share of results of equity-accounted investees after tax, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 18:
Equity-accounted investments.
Impairments
During 2024 the Group recognised impairment losses of R9,173 million compared to impairment losses recognised in 2023 of R47,454 million.
The impairments raised of R9,173 million at 31 December 2024 mainly related to:
•The carrying value of the US PGM operations (Stillwater CGU) was impaired by R1,292 million at 31 December 2024, in addition to the
R7,499 million recognised at 30 June 2024. The impairment is due to the resulting recoverable amount determined from the updated life-
of-mine plan which incorporates the restructure of the US PGM operations announced after 30 June 2024, and includes suspending the operations at the Stillwater West Mine and reducing mining at East Boulder Mine. Many of the actions relating to the restructure were implemented towards the end of the financial year. There was also a further decrease in the expected long-term palladium and platinum prices which resulted in a decrease in the expected future net cash flows from the Stillwater CGU, and contributed to the reduced value in use at 31 December 2024. The impairment recognised at 30 June 2024 was due to the decrease in medium to long-
term forecast palladium and platinum prices which also resulted in a decrease in the expected future net cash flows from the Stillwater
CGU
•Specific asset impairment for the year ended 31 December 2024 relates to the Sandouville nickel refinery which was impaired by
R221 million resulting from the settlement agreement concluded during the six months ended 31 December 2024, in terms of which the last nickel matte was delivered early January 2025 and the remaining inventory is scheduled to be processed by the end of March 2025.
The Sandouville nickel refining operation will wind-down during H1 2025. The outcome of the pre-feasibility study to assess the potential conversion of the Sandouville plant to produce pCAM is expected by the end of 2025. A further R34 million specific asset impairment was recognised at Stillwater related to assets classified as held for sale and written down to fair value. Further specific asset impairments recognised related to shaft 4B at Marikana which was impaired by R112 million due to closure and the Klipfontein open cast assets by
R11 million due to the mining area not being economically viable.
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
Gain on acquisition
During 2023 Sibanye-Stillwater through its subsidiary Sibanye Rustenburg Platinum Mines Limited (SRPM) entered into an agreement with
Rustenburg Platinum Mines Limited (RPM) a subsidiary of Anglo American Platinum Limited, whereby the Group assumed full ownership of the Kroondal operation with SRPM acquiring RPM's 50% ownership in the pool and share agreement (Kroondal PSA) between Kroondal
Operations Proprietary Limited (wholly-owned subsidiary of the Group) and RPM. On 1 November 2023, Sibanye-Stillwater announced that the transaction had been brought forward and all conditions precedent had either been met or waived in order for SRPM to acquire RPM's
50% share in the Kroondal PSA effective 1 November 2023 (acquisition date). The consideration at the effective date is based on the remaining Kroondal agreed PSA ounces payable to RPM. Historically, and up to delivering the last agreed PSA ounce to RPM (expected

AFR –	33
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
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
Occupational healthcare gain
At 31 December 2024 Sibanye-Stillwater provided R336 million (2023: R400 million) for its share of the settlement cost. The estimated costs at
31 December 2024 and 2023 was determined by an actuarial specialist and as a result, a change in estimate of R76 million gain was recognised in profit or loss for the year (2023: R365 million). For additional information on the occupational healthcare expense, see –
Consolidated financial statements – Notes to the consolidated financial statements – Note 31: Occupational healthcare obligation.
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
operations.
Restructuring costs
Maintaining loss-making operations is not sustainable over an extended period. Cross-subsidising loss making operations erodes value, is a drain on cash flows and, as a result, threatens the sustainability and economic viability of other operations. The Group, therefore, continually reviews and assesses the operating and financial performance of its assets. Restructuring costs of R550 million (2023: R515 million) were incurred during 2024 which mainly related to the SA gold operations (R144 million (2023: R114 million)), SA PGM operations (R269 million
(2023: R351 million)), Protection Services (R11 million (2023: Rnil)) and US PGM operations (R126 million (2023: R41 million)). Restructuring costs for 2023 included a provision and actual costs amounting to R303 million for voluntary separation packages, voluntary early retirement packages and involuntary retrenchments mainly relating to the S189 process at the SA gold operations (Beatrix R6 million and Kloof
R100 million) and SA PGM operations (Marikana R211 million, Rustenburg of R86 million and Kroondal of R46 million).
Transaction costs
Transaction costs were R851 million in 2024 compared with R474 million in 2023. The transaction costs in 2024 mainly included project cost of the GalliCam pre-feasibility study R193 million (2023: Rnil), legal and advisory fees on merger and acquisition activities relating to Reldan R187 million (2023: R74 million), Appian R115 million (2023: R17 million), acquisition related advisory and legal fees of R55 million (2023: R112 million)
and other transaction related general legal and advisory fees of R301 million (2023: R242 million) and convertible bond fees of Rnil
(2023: R29 million).
Care and maintenance costs
Care and maintenance costs were R1,609 million in 2024 compared with R1,378 million in 2023. The care and maintenance costs included
R970 million (2023: R883 million) at Cooke, R14 million (2023: R261 million) at Beatrix, R340 million (2023: R117 million) at Kloof, R69 million (2023:
R103 million) at Marikana, R10 million (2023: R2 million) at Rustenburg, R10 million (2023: R11 million) at Kroondal and Rnil (2023: R1 million) at
DRDGOLD.
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable was an income of R40 million in 2024(2023: R45 million). The decrease in the income is mainly due to changes in gross closure cost estimates, changes in discount rates and changes in expected timing of rehabilitation for operations on care and maintenance and operations that are being rehabilitated
(recognised through profit or loss).
Cost incurred on employee and community trusts
Cost incurred on employee and community trusts were R204 million in 2024 compared with R469 million in 2023. These costs were incurred on the Marikana R288 million (2023: R103 million) and SRPM employee Trusts R84 million (2023: R364 million).
Corporate and social investment costs
Corporate and social investment costs (CSI) were R405 million in 2024 compared with R149 million in 2023. CSI costs mainly related to the SA gold operations (R13 million (2023: R4 million)), SA PGM operations (R337 million (2023: R98 million)) and Century operation (R54 million
(2023: R47 million)).
Onerous contract provision utilisation/change in estimate/(provision)
The onerous contract provision in 2024 of R200 million compared with R1,865 million in 2023. In 2023, a provision was recognised for an onerous supply contract at the Sandouville nickel refinery. Sustained losses incurred at the Sandouville nickel refinery resulted in the Group's assessment and conclusion that the supply contract is onerous, as the unavoidable costs of meeting the obligations under the contract exceed the expected economic benefits. During 2024, the Group agreed with the supplier to terminate this supply contract with final delivery made in January 2025. During the year, additional provisions were raised for onerous contracts amounting to R200 million in respect of the Sandouville nickel refinery's production process, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 30.2: Other provisions.
Exploration costs
Exploration costs were R36 million in 2024 compared with R183 million in 2023. The exploration costs in 2023 mainly related to the SA PGM operations (R28 million (2023: R7 million)) and Century operation (R8 million (2023: R176 million)).

AFR –	34
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Non-mining royalties
Non-mining royalties relating to royalties payable to the Bafokeng nation were R73 million in 2024 compared with R84 million in 2023 and decreased mainly due to lower PGM prices and lower volumes at the Marikana and Kroondal operations. The non-mining royalties were incurred at the Marikana (R17 million (2023: R17 million)), Kroondal  (Rnil (2023: R18 million)) and Rustenburg (R56 million (2023: R49 million))
operations.
Strike related costs
Strike related costs of R3 million in 2023 were incurred at the SA PGM operations as a preventative measure to protect property during a contractor employee strike.
Royalties
Royalties decreased by 48% to R543 million in 2024 from R1,050 million in 2023. The decrease in 2024 was mainly due to the decreased revenue and profitability at the SA PGM operations as a result of continued lower PGM basket prices in 2024, partially offset by the increase in royalties payable by New Century due to higher zinc concentrate prices in 2024. The decrease in 2023 was mainly due to the decreased revenue and profitability at the SA PGM operations as a result of the lower PGM prices in 2023, partially offset by the increase in royalties payable by New Century which was acquired during 2023.
Mining and income tax
Mining and income tax charge increased to R1,496 million in 2024 compared to a net credit of R2,416 million in 2023 which is mainly attributable to unrecognised or derecognised deferred tax assets in 2024 compared to a loss before tax in 2023. The table below indicates
Sibanye-Stillwater’s effective tax expense rate in 2024 and 2023.

		2024	2023
Mining and income tax	Rm	1,496	(2,416)
Effective tax rate	%	(36)	6
In 2024, the tax  charge on the loss before tax at the South African statutory company tax rate of 27%, or R1,138 million, compared with tax charge of R1,496 million is mainly due to the impact on the statutory tax rate of the following
•R3,929 million unrecognised or derecognised deferred tax assets
•R320 million non-deductible finance expense
•R210 million net other non-taxable income and non-deductible expenditure
•R81 million tax adjustment in respect of prior periods
•R62 million non-deductible transaction costs
•R40 million US statutory tax rate adjustment
•R10 million non-taxable gain on foreign exchange differences
•R7 million non-deductible share-based payments
The above was partially offset by the following
•R1,196 million non-deductible loss on fair value of financial instruments
•R365 million US state tax adjustment
•R364 million change in estimated deferred tax rate
•R59 million non-taxable share of results of equity-accounted investee
•R41 million SA gold mining tax formula rate adjustment
In 2023, the tax credit on the loss before tax at the South African statutory company tax rate of 27%, or R10,758 million, compared with a tax credit of R2,416 million is mainly due to the impact on the statutory tax rate of the following
•R4,085 million unrecognised or derecognised deferred tax assets
•R2,392 million non-deductible impairments
•R2,176 million US statutory tax rate adjustment
•R726 million change in estimated deferred tax rate
•R317 million non-taxable share of results of equity-accounted investee
•R272 million net other non-taxable income and non-deductible expenditure
•R180 million non-deductible finance expense
•R158 million non-deductible transaction costs
•R101 million non-deductible loss on fair value of financial instruments
•R7 million non-deductible share-based payments
•R2 million non-deductible amortisation and depreciation

AFR –	35
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
The above was partially offset by the following
•R1,121 million US state tax adjustment
•R463 million non-taxable gain on foreign exchange differences
•R236 million SA gold mining tax formula rate adjustment
•R243 million non-taxable gain on acquisition
•R10 million tax adjustment in respect of prior periods
•R1 million non-taxable dividend received
Liquidity and capital resources
Cash flow analysis
Net decrease in cash and cash equivalents in 2024 was R9,490 million compared with a net decrease in cash and cash equivalents in 2023 of R1,967 million. The principal factors explaining the changes in net cash flow for the year are set out in the table below.

Figures in million - SA rand	2024	2023	% Change 2024/2023
Net cash from operating activities	10,113	7,095	43
Adjusted for:
Dividends paid	173	5,318	(97)
Net interest paid	1,219	306	298
Deferred revenue advance received	(3,307)	(935)	254
Less:
Additions to property, plant and equipment	(21,569)	(22,411)	(4)
Adjusted free cash flow[1]	(13,371)	(10,627)	26
Acquisition of subsidiaries, net of cash acquired	(2,690)	471	(671)
Acquisition of non-controlling interests	—	(1,009)	(100)
Proceeds from NCI on rights issue	—	1,096	(100)
Payment of Deferred Payment	(292)	—	N/A
Net borrowings repaid	4,943	13,108	(62)
1 One of the drivers to sustain and increase shareholder value is adjusted free cash flow generation as that determines the cash available for dividends and other investing activities. Adjusted free cash flow is defined as net cash from operating activities before dividends paid, net interest paid, deferred revenue advance received less additions to property, plant and equipment
Net cash from operating activities
Net cash from operating activities increased by R3,018 million to R10,113 million in 2024 from R7,095 million in 2023. The items contributing to the increase in 2024 and decrease in 2023 are indicated in the table below.

Figures in million - SA rand	2024	2023
Decrease in cash generated by operations¹	(14,312)	(22,020)
Increase in deferred revenue advance received²	2,372	911
Increase in cash-settled share-based payments paid	(114)	(365)
Decrease in change in working capital	5,103	1,364
Increase in interest paid	(797)	(186)
Decrease in royalties and tax paid³	1,894	6,551
Decrease in dividends paid[4]	5,145	4,135
Decrease in additional deferred payments relating to acquisition of a business[5]	3,689	812
Other	37	350
Increase/(decrease) in net cash from operating activities	3,018	(8,448)
1The decrease in cash generated by operations in 2024 was mainly due to continued lower average realised PGM basket prices at the SA PGM, US PGM and US Recycling operations  partially offset by additional increases in the gold price for 2024. The decrease in cash generated by operations in 2023 was mainly due to lower average realised
PGM basket prices at the SA PGM, US PGM and US Recycling operations partially offset by an increase in the gold price for 2023.
2The amount received for the year ended 31 December 2024 of R3,307 million relates to income received in advance from customers of Century of R366 million, Reldan deferred proceeds of R243 million and cash prepayments received in respect of the gold prepay and chrome prepay amounting to R1,793 million and R905 million, respectively.  The amount received of R935 million the year ended 31 December 2023 relates to  income received in advance from customers of Century.
3The decrease in royalties and tax paid in 2024 was due to the decrease in revenue and taxable mining income as a result of lower average realised PGM basket prices at the SA PGM, US PGM and US Recycling operations, partially offset by an increase in the gold price for 2024 and the decrease in royalties and tax paid in 2023 was due to the decrease in revenue and taxable mining income as a result of lower average realised PGM basket prices at the SA PGM, US PGM and US Recycling operations, partially offset by an increase in the gold price for 2023
4There were no dividends paid by the Group during 2024 and dividends paid by subsidiary companies to their non-controlling shareholders was R173 million and for 2023 a final dividend for 2022 and interim dividend for 2023 of R3,452 million and R1,501 million, respectively paid by the Group and dividends paid by subsidiary companies to their non-controlling shareholders of R365 million
5The acquisition date fair value of deferred payments and contingent consideration relating to business combinations is part of the aggregate consideration for obtaining control of the underlying net assets. Therefore, unless the obligations are clearly part of the borrowing structure of the group, repayments of the acquisition date fair value are classified as investing activities. Additional deferred/contingent payments in excess of the grant date fair value are considered to be operating activity cash flows by nature and amounted to Rnil in 2024 and R3,733 million in 2023 mainly relating to the acquisition of the Sibanye Rustenburg Platinum Mines Proprietary Limited

AFR –	36
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Cash flows from investing activities
Net cash used in investing activities increased to R24,338 million in 2024 from R22,038 million in 2023. The increase in cash used in investing activities was mainly due to additions to property, plant and equipment of R21,569 million in 2024 compared to R22,411 million in 2023.
Net cash used in investing activities increased to R22,038 million in 2023 from R17,374 million in 2022. The increase in the 2023 net cash used in investing activities was mainly due to additions to property, plant and equipment of R22,411 million, compared to R15,899 million in 2022.
Cash additions to property, plant and equipment at the individual mines is shown in the table below.

Figures in million – SA rand	2024	2023
Americas	(2,998)	(6,877)
US PGM underground operations	(2,988)	(6,875)
US PGM Recycling	—	(2)
US Reldan operations	(10)	—
Southern Africa	(12,451)	(12,924)
SA PGM operations	(5,683)	(5,663)
Rustenburg operation	(1,678)	(1,379)
Marikana	(3,464)	(3,823)
Kroondal	(477)	(310)
Platinum Mile	(56)	(151)
Corporate and reconciling items[1]	(8)	—
SA gold operations	(6,768)	(7,261)
Driefontein	(2,050)	(1,941)
Kloof	(1,182)	(1,445)
Beatrix	(312)	(441)
Cooke	—	—
DRDGOLD	(2,870)	(1,880)
Corporate and reconciling items[1]	(354)	(1,554)
Europe	(5,905)	(2,460)
Sandouville	(173)	(248)
Corporate and reconciling items[1]	(5,732)	(2,212)
Australia	(217)	(150)
Century zinc retreatment operation	(207)	(150)
Corporate and reconciling items[1]	(10)	—
Group Corporate and reconciling items	2	—
Total Capital Expenditure	(21,569)	(22,411)
1Corporate and reconciling items does not represent a separate segment as it does not generate revenue. Corporate and reconciling items for SA gold operations include the Burnstone project,  total EU operations include the Keliber project and the Australian operations include the Mt Lyell project
Cash additions to capital expenditure
Cash additions to capital expenditure decreased to R21,569 million in 2024 from R22,411 million in 2023. Capital expenditure at the US PGM operations for 2024 was R2,988 million compared to R6,877 million for 2023, at the SA PGM operations for 2024 was R5,683 million compared to R5,663  in 2023, at the managed SA gold operations for 2024 was R3,899 million compared to R5,381 million in 2023. At the Sandouville refinery capital expenditure for 2024 was R173 million compared to R248 million in 2023 and on the Keliber lithium project capital expenditure was R5,732 million compared to R2,212 million in 2023. Capital expenditure at the Century zinc tailings retreatment facility for 2024 was R207 million compared to R150 million in 2023. In 2024 capital expenditure at the Reldan operations was R10 million.
Cash flows from financing activities
Net cash from financing activities of R4,735 million in 2024 compared with R12,976 million in 2023. Net cash from financing activities comprised loans raised of R8,278 million (2023: R14,431 million) and proceeds from non-controlling interests on rights issue of Rnil (2023: R1,096 million), partially offset by lease payments of R208 million (2023: R219 million), loans repaid of R3,335 million (2023: R1,323 million) and acquisition of non-controlling interests (NCI) of Rnil  (2023: R1,009 million).
Sibanye-Stillwater executed a EUR500 million green loan financing facility (Green loan) for the Keliber lithium project, through the Group's subsidiary, Keliber Technology Oy. The Green loan secures capital expenditure funding required for the construction and development
Keliber's lithium mining, processing and refining facilities. The Green loan is a distinctive credit facility, comprising a bank financed EUR250 million export credit agency (ECA) guaranteed tranche, a EUR150 million tranche provided by the European Investment Bank (EIB) and a
EUR100 million syndicated commercial bank tranche, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.7: Keliber loan facilities.
Sibanye-Stillwater (through its wholly-owned subsidiary Stillwater) launched an offering of US$500 million senior, unsecured, guaranteed bonds, due in November 2028 and after the receipt of the requisite approval by the general meeting of the shareholders of Sibanye-
Stillwater, are convertible into new and/or existing Sibanye-Stillwater ordinary shares (Convertible Bonds) at the option of the convertible bond holders, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.5: US$ Convertible Bond.

AFR –	37
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
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
Net (decrease)/increase in cash and cash equivalents
As a result of the above, net cash and cash equivalents (excluding the effect of exchange rate fluctuations on cash held) decreased by
R9,490 million in 2023 compared with a decrease of R1,967 million in 2022.
Total Group cash and cash equivalents amounted to R16,049 million at 31 December 2024 (2023: R25,560 million).
Statement of financial position
Borrowings
Total borrowings (short- and long-term) excluding R2,260 million (2023: R2,991 million) attributable to Burnstone, which has no recourse to
Sibanye-Stillwater’s balance sheet, and including the derivative financial instrument increased to R39,426 million at 31 December 2024 from
R37,437 million at 31 December 2023. Total debt increased by R5,069 million to R41,687 million (2023: R36,618 million) at 31 December 2024 and was mainly attributable to R1,000 million drawn down on the R6.5 billion RCF (2023: R5,000 million drawn down on R5.5 billion RCF) of which R2,000 million was repaid by 31 December 2024 (2023: R1,000 million repaid on R5.5 billion RCF), the issue of the US$ Convertible Bond of Rnil (2023: R7,455nil) and foreign exchange movements on foreign denominated debt (mainly Burnstone, 2026 and 2029 Notes and the
US$ Convertible Bond) of R344 million (2023: R2,105 million). The derivative financial instrument was initially recognised at R1,653 million in
2023 and at the 2024 year end a fair value loss on derivative instrument was recognised amounting to R1,733 million (2023: R2,136 million gain) and following the shareholder approval in 2024, the derivative element of R2,009 million (2023: Rnil) was transferred to equity on 26
June 2024 as a result of the removal of the cash conversion option bringing the fair value of the US$ Convertible Bond derivative component to Rnil (2023: Rnil) at 31 December 2024.
At 31 December 2024, Sibanye-Stillwater had committed undrawn facilities of 26,743 million (31 December 2023: 20,755 million) available under the US$1 billion RCF, the R6.5 billion RCF and on other short-term borrowing facilities.
For a description of borrowings, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 28:
Borrowings and derivative financial instrument.
Working capital and going concern assessment
For the year ended 31 December 2024, the Group incurred a loss of R5,710 million (2023: loss of R37,430 million and 2022: profit of
R18,980 million). As at 31 December 2024, the Group’s current assets exceeded its current liabilities by R27,554 million (2023: R25,415 million and 2022: R40,545 million) and the Group’s total assets exceeded its total liabilities by R48,289 million (2023: R51,607 million and 2022:
R91,004 million). During the year ended 31 December 2024 the Group generated net cash from operating activities of R10,113 million (2023:
R7,095 million and 2022: R15,543 million).
The Group has committed undrawn debt facilities of R26,743 million at 31 December 2024 (2023: R20,755 million and 2022: R16,403 million)
and cash balances of R16,049 million (2023: R25,560 million and 2022: R26,076 million). The Group concluded the financing of the Keliber project on 20 August 2024 and the refinancing of its R5.5 billion RCF on 16 August 2024. The R5.5 billion RCF was upsized to a R6 billion facility with a R1 billion accordion, of which R0.5 billion was executed in December 2024. This R6.5 billion RCF matures in August 2027 with two optional one-year extensions. During August 2024 and December 2024 respectively, the Group entered into two prepay transactions where the Group received a R1.8 billion prepayment from a financial institution in exchange for delivering gold in equal monthly deliveries and the
Group received R905 million (US$50 million) in exchange for delivering chrome concentrate (see note 32). The Group’s leverage ratio (net debt/(cash) to adjusted EBITDA) as at 31 December 2024 was 1.79:1 (2023 was 0.58:1 and 2022 was (0.14):1) and its interest coverage ratio
(adjusted EBITDA to net finance charges/(income)) was 11:1 (2023 was 66:1 and 2022 was 93:1). Both considerably better than the uplifted maximum permitted leverage ratio of at most 3.5:1 and minimum required interest coverage ratio of 3.0:1, calculated on a quarterly basis, required under the US$1 billion RCF, the R6.5 billion RCF and the Keliber Facility. The maximum permitted leverage ratio up to 30 June 2025 is
3.5:1, up to 31 December 2025 3.0:1 and thereafter 2.5:1. The maximum required interest coverage ratio up to 30 June 2025 is 3.0:1, up to
31 December 2025 3.5:1 and 4.0:1 thereafter. At the date of approving these consolidated financial statements for issue, the US$1 billion RCF is undrawn and R3 billion of the R6.5 billion RCF was undrawn. On 28 Febaruary 2025 the Group also completed the US$500 million streaming agreement with Franco-Nevada (Barbados) Corporation, a wholly-owned subsidiary of Franco-Nevada Corporation (Franco-Nevada) in exchange for the sale of gold and platinum streams with reference to the Marikana, Kroondal, and Rustenburg operations. Had the US$500 million stream proceeds received in February 2025 been received by 31 Dec 2024, net debt to adjusted EBITDA would have reduced to
1.08x.
Notwithstanding the exceptionally strong liquidity position, severe unforeseen events could negatively impact the production outlook and deteriorate the Group’s forecasted liquidity position and may require the Group to further increase operational flexibility by adjusting mine plans and reducing capital expenditure. The Group may also consider options to further increase funding flexibility through streaming facilities and  prepayment facilities. If other options are not deemed preferable or achievable by the Board, the Group may consider an equity capital raise. During past adversity, management has successfully implemented similar actions.

AFR –	38
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Management believes that the cash forecasted to be generated by operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due for a period of at least eighteen months after the reporting date. The consolidated financial statements for the year ended 31 December 2024 have therefore been prepared on a going concern basis.
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
Off balance sheet arrangements and contractual commitments
At 31 December 2024, Sibanye-Stillwater had no off balance sheet items. For a description of Sibanye-Stillwater’s contractual commitments,
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
Critical accounting policies and estimates
Sibanye-Stillwater’s material accounting policies are fully described in the various notes to its consolidated financial statements. Some of the
Group’s accounting policies require the application of significant judgements and estimates by management that can affect the amounts reported in the consolidated financial statements.
These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the consolidated financial statements.
For Sibanye-Stillwater’s material accounting policies that are subject to significant judgements, estimates and assumptions, see the following notes to the consolidated financial statements:

Accounting policy	Note to the consolidated financial statements
Unconsolidated structured entities	1 - Consolidation
Revenue	3 - Revenue
Cash-settled share-based payment obligation	6 - Share-based payments
Royalties, mining and income tax, and deferred tax	11 - Royalties, mining and income tax, and deferred tax
Property, plant and equipment	14 - Property, plant and equipment
Business combinations	16 - Acquisitions
Goodwill	17 - Goodwill and other intangibles
Equity-accounted investments	18 - Equity-accounted investments
Other investments	20 - Other investments
Other receivables and other payables	22 - Other receivables and other payables
Inventories	23 - Inventories
Borrowings and derivative financial instrument	28 - Borrowings and derivative financial instrument
Environmental rehabilitation obligation	30 - Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	31 - Occupational healthcare obligation
Deferred revenue	32 - Deferred revenue
Contingent liabilities	38 - Contingent liabilities/assets

AFR –	39
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Non-IFRS measures
Sibanye-Stillwater presents certain non-IFRS figures to provide readers with additional financial information that is regularly reviewed by management to assess the operational performance of the Group and is the responsibility of the Group's Board of Directors. These non-IFRS
measures should not be considered as alternatives to IFRS Accounting Standards measures, including cost of sales, net operating profit,
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
eliminating the effects of various one-time,
irregular, and non-recurring items from the
standard EBITDA calculation
		Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	AFR 29,30
Adjusted EBITDA margin	Adjusted EBITDA divided by revenue	Report, relative to revenue, the contribution by our operations to adjusted EBITDA and thus the covenant ratio: net debt/(cash) to adjusted EBITDA	AFR 3,4,5
Adjusted free cash flow (FCF)	Net cash from operating activities before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment	Report one of the drivers considered by management to illustrate cash available for dividends and other investing activities	AFR 35
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
AFR 22,23,24,25
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
AFR 22,23,24,25
AISC/AIC per unit	AISC/AIC divided by the total PGM produced/ gold sold/zinc produced (payable)
Developed by the World Gold council for the
purpose of the gold mining industry, AISC/AIC per
unit provides a metric that aims to reflect the full
cost to sustain the production and sale, after
including growth capital (AIC), of an ounce/
kilogram/tonne of commodity and reporting this
metric allows for a meaningful comparisons across
our operations and different mining companies
AFR 22,23,24,25
Headline earnings	Calculated based on the requirements set out in SAICA Circular 1/2023	Reported in compliance with the Johannesburg Stock Exchange (JSE) Listings Requirements	AFR 105
Headline earnings per share (HEPS)	Headline earnings divided by the weighted average number of ordinary shares in issue during the year	Reported in compliance with the JSE Listings Requirements	AFR 105
Diluted headline earnings per share	Headline earnings divided by the diluted weighted average number of ordinary shares in issue during the year	Reported in compliance with the JSE Listings Requirements	AFR 105
Interest coverage ratio	Adjusted EBITDA divided by net contractual finance charges/(income) settled in cash during the period	Report compliance with the debt covenant: interest coverage ratio	AFR 167
Net debt/(cash)	Borrowings and bank overdraft less cash and cash equivalents, excluding Burnstone debt, bank overdraft and cash	Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	AFR 150
Net debt/(cash) to adjusted EBITDA (ratio)	Net debt/(cash) as of the end of a reporting period divided by adjusted EBITDA of the last 12 months ended on the same reporting date	Report compliance with the debt covenant: net debt/(cash) to adjusted EBITDA ratio	AFR 150

AFR –	40
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Non-IFRS measure	Definition	Purpose why these non-IFRS measures are reported	Reconciled on page
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
AFR 24,26
Nickel equivalent sustaining cost per tonne	Nickel equivalent sustaining cost divided by the total volume of nickel products sold
We have adapted this measure developed by
the World Gold Council, nickel equivalent
sustaining cost per tonne provides a metric that
aims to reflect the full cost to sustain the
production and sale of a tonne of nickel and
reporting this metric allows for a meaningful
comparisons across different companies
AFR 24,26
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
equity-accounted investees, all after tax and the
impact of NCI, and changes in estimated
deferred tax rate
		Report the measure used by the Group to determine dividend payments in line with our dividend policy	AFR 107
Operating costs
The average cost of production, and operating
cost per tonne is calculated by dividing the cost
of sales, before amortisation and depreciation
and change in inventory in a period by the tonnes
milled/treated in the same period, and operating
cost per ounce (and kilograms) is calculated by
dividing the cost of sales, before amortisation and
depreciation and change in inventory in a period
by the gold kilograms produced or PGM 2E and
4E ounces produced in the same period
		Report a measure that aims to reflect the operating cost to produce our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	AFR 6

AFR –	41
STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS
The directors are responsible for the preparation and fair presentation of the consolidated annual financial statements of Sibanye-Stillwater, comprising the consolidated statement of financial position as at 31 December 2024, consolidated income statement and consolidated statements of other comprehensive income, changes in equity and cash flows for the year then ended, and the notes to the consolidated financial statements, which include a summary of material accounting policies, and other explanatory notes. The consolidated financial statements have been prepared on a going concern basis in accordance with International Financial Reporting Standards Accounting
Standards (IFRS Accounting Standards), as issued by the International Accounting Standards Board (IASB), the South African Institute of
Chartered Accountants Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements
issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act  and JSE Listings
Requirements. The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including derivative instruments) which are measured at fair value through profit or loss or other comprehensive income.
In addition, the directors are responsible for preparing the directors’ report.
The directors consider that, in preparing the consolidated financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS Accounting Standards that they consider to be applicable have been complied with for the financial year ended 31 December 2024. The directors are satisfied that the information contained in the consolidated financial statements fairly presents the results of operations for the year and the financial position of the Group at year end. The directors are responsible for the information included in the Annual financial report, and are responsible for both its accuracy and its consistency with the consolidated annual financial statements.
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
25 April 2025
COMPANY SECRETARY’S CONFIRMATION
In terms of section 88(2)(e) of the Companies Act, as amended, I certify that to the best of my knowledge, the Company has lodged with the
Companies and Intellectual Property Commission all such returns as are required to be lodged by a public company in terms of the Companies
Act, and that all such returns are true, correct and up to date.

Lerato Matlosa
Company Secretary

25 April 2025

AFR –	42
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
There were some resignations, retirements and appointments of independent non-executive directors during the 2024 year which affected the
Audit Committee membership. However, the Audit Committee maintained a minimum of six independent non-executive directors for the period from 1 January 2024 to 31 December 2024. For membership, see – Integrated report - Our business and leadership - Board and executive leadership.
The Board believes that the members collectively possess the knowledge and experience to supervise Sibanye-Stillwater’s financial management, internal and external auditors, the quality of Sibanye-Stillwater’s financial controls, the preparation and evaluation of Sibanye-
Stillwater’s audited consolidated financial statements and Sibanye-Stillwater’s periodic financial reporting.
The Board has established and maintains internal controls and procedures, which are reviewed on a regular basis. These are designed to manage the risk of business failures and to provide reasonable assurance against such failures. However, despite having these measures, there is no guarantee that the controls and procedures will be effective.
Responsibility
It is the duty of the Audit Committee, inter alia, to monitor and review on a Company and Group (Company, Group or Company and Group)
basis
•the effectiveness of the internal audit function and by extension, the effectiveness of Group internal controls, see – Internal Audit (below)
•external auditor suitability and recommendation for appointment, see – External Auditor suitability review (below)
•external auditor independence and fees, see – Auditor independence and fees (below)
•reports of both internal and external auditors
•evaluation of the expertise and experience of the Chief Financial Officer (CFO)
•financial reporting systems and ensure that Group reporting procedures are functioning properly
•the governance of information technology (IT) and the effectiveness of the Group’s information systems
•interim results and report (Interim Report), quarterly operating reports, company and consolidated financial statements and all other widely distributed financial documents
•the Form 20-F filing with the SEC
•accounting policies of the Company and Group and proposed revisions
•compliance with applicable legislation, requirements of appropriate regulatory authorities and Sibanye-Stillwater’s Code of Ethics
•policies and procedures for preventing and detecting fraud
•the integrity of the content of the Interim Report, consolidated financial statements and the integrated report and associated reports
(Integrated report) and then recommending same to the Board for approval
Access and meetings
Internal and external auditors have unrestricted access to the Audit Committee, the Audit Committee Chairman and the Chairman of the Board,
ensuring that both internal and external auditors are able to maintain their independence. Both the internal and external auditors report at Audit
Committee meetings. The Audit Committee meets with internal audit and the SOX departments on a quarterly basis, without other invitees being present, and the Audit committee Chairman meets with the external auditors on a quarterly basis without other invitees being present.
Management attend Audit Committee meetings by invitation.
Annual financial statements
The Committee has reviewed and is satisfied that the consolidated financial statements (this term includes reference to "annual report", a term newly defined in the JSE LR which includes consolidated and company separate financial statements), including accounting policies, are appropriate and comply with International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards), as issued by the
International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the Companies Act, JSE LR and the requirements of the SEC.
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
•the Reldan business combination and related purchase price accounting
In addition, the Audit Committee also assessed the impact of the Cyberattack event, which occurred during July 2024. This is discussed later in this report

AFR –	43
REPORT OF THE AUDIT COMMITTEE continued
The above matters were addressed by management and by the Audit Committee on a review basis as follows:

The physical quantities of WPL's PGM in process
For the year ended 31 December 2024, management determined the physical quantities of PGMs in process at
WPL as follows:
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
After recording a positive inventory variance to adjust theoretical inventory quantities to physical, management concluded that the PGMs in process are accurate and exist at 31 December 2024. Significant accounting judgements and estimates are appropriately disclosed in note 23 to the consolidated financial statements.

The impairment assessment of property, plant and equipment, right-of-use assets, goodwill arising from business combinations, other intangible assets and equity- accounted investments
For the year ended 31 December 2024, management performed an impairment assessment over the property, plant and equipment, right-of-use assets, goodwill, other intangible assets and equity-accounted investments as follows:
•assessed whether there is an indication, based on either internal or external sources of information, that an asset or cash-generating unit (CGU) may be impaired
•where indications of impairment were identified and where the CGU has allocated goodwill, calculated the recoverable amount of the CGU, based on expected discounted net forecast cash flows arising from the expected mining of the ore reserves
•considered the excess of recoverable amount over the carrying value for each CGU
Management concluded that the carrying value of property, plant and equipment and right-of-use assets included in the US PGM operation and Sandouville nickel refinery CGUs exceed their estimated recoverable amounts. As disclosed in notes 10 and 15 to the consolidated financial statements, impairment losses were recognised relating to the US PGM operation (R8,791 million), Sandouville nickel refinery(R221 million). A specific asset impairment which related to assets classified as held for sale at Stillwater and written down to fair value of
R34 million was also recognised. The planned closure of the Marikana 4B shaft (Marikana CGU) led to the specific impairment of property, plant and equipment amounting to R112 million and the Klipfontein open cast assets were impaired by R11 million due to the mining area not being economically viable.

The Reldan business combination and related purchase price accounting
For the year ended 31 December 2024, management prepared a provisional purchase price allocation of the
Reldan business combination as follows:
•engaged an external valuation expert to determine the fair value of the property, plant and equipment based on the expected discounted net cash flows
•determined the fair value of the remaining assets acquired and liabilities assumed using appropriate valuation techniques
•during the 12 month remeasurement period management continued to assess whether there were any changes required to the provisional accounting previously reported. This will continue until the 12 months remeasurement period allowed by IFRS Accounting Standards are completed.
Management recognised goodwill on acquisition of R283 million, attributable to human capital and the premium paid for the synergies and benefits expected to be derived from enhancing the Group's recycling business across the US, Mexico and India

External Auditor suitability review
In terms of section 90(1) of the Companies Act, each year at its annual general meeting (AGM), the Company must appoint an external audit firm and designated individual partner in compliance with the requirements of the Companies Act and the JSE LR, respectively.
In terms of the JSE LR, the Audit Committee has the responsibility to review the Company’s appointed audit firm and designated individual partner for appointment. After such review, the Audit Committee makes a recommendation to the Board, and the Board in turn considers same and then makes a recommendation to shareholders in the notice of AGM.
Following a formal tender process initiated by Sibanye-Stillwater for commercial reasons in 2024, and a recommendation from the Audit
Committee to the Board of Directors, BDO South Africa Inc. was appointed as the Group auditor from the 2025 financial year onwards.
Accordingly, in compliance with paragraph 3.84(g)(iii) of the JSE LR, the Audit Committee assessed the suitability of BDO South Africa Inc. for appointment as external auditors of the Group, and appointment of Servaas Kranhold as the designated individual partner (Auditor Suitability
Review).

AFR –	44
REPORT OF THE AUDIT COMMITTEE continued
The Auditor Suitability Review performed by the Audit Committee included an examination and review of
•the results of the most recent Independent Regulatory Board for Auditors (IRBA) inspections of BDO South Africa Inc., including the responses of the firm on observations/findings on the firm and on selected audit files raised by IRBA
•the results of the most recent IRBA inspection of the designated individual audit partner
•a summary of the audit firms ISQM 1 internal inspection process and the process to analyse and conclude on the results of the internal inspection (Internal Quality Review)
•a summary of the outcome of the designated individual partner’s latest Internal Quality Review
•the results of the most recent Public Company Accounting Oversight Board (PCAOB) inspection review of BDO South Africa Inc.
•a summary and results of all legal and disciplinary proceedings, completed or pending, within the past five years, which were instituted in terms of any legislation or by any professional body of which the audit firm and/or designated individual partner are a member or regulator to whom they are accountable, including where the matter is settled by consent order or payment of a fine
Based on the results of the Auditor Suitability Review and a review of the independence of BDO South Africa Inc. and the designated individual partner, the Audit Committee has satisfied itself in terms of paragraph 3.84(g)(iii) of the JSE LR and recommended to the Board that BDO South
Africa Inc. be appointed as the auditors of the Company and that Servaas Kranhold be appointed as the designated individual partner. The
Board concurred with the recommendation. BDO South Africa Inc.'s appointment as external auditors will be effective immediately after Ernst and Young Inc.’s appointment ends, subject to receiving the requisite shareholder approval at the next annual general meeting.
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
Audit Committee is satisfied that Ernst & Young Inc. and BDO South Africa Inc. are independent of the Company and Group. The following aggregate audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee and billed by the Ernst & Young Inc.
for 2024, 2023 and 2022 as follows

Figures in million - SA rand	2024	2023	2022
Audit fees[1]	100.0	89.3	69.8
Audit-related fees[2]	2.1	2.9	1.2
Tax fees[3]	0.1	1.2	0.3
Total[4]	102.2	93.4	71.3
1Audit fees consist of the aggregate fees billed for the annual audit of Sibanye-Stillwater’s respective Company and Group consolidated financial statements, audit of the Group’s internal control over financial reporting in accordance with section 404 of the Sarbanes-Oxley Act (SOX Act) and the audit of statutory financial statements of the Company’s subsidiaries, including fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of the Company’s financial statements that are services that only an external auditor can reasonably provide. The 2024 audit fees include an inflationary increase and fees for the review of the audit of the Reldan
Group of Companies and additional statutory audits
2Audit-related fees consist of the aggregate fees billed in each fiscal year for factual findings reports and the review of documents filed with regulatory authorities
3Tax fees include the aggregate fees billed in each fiscal year for tax compliance, tax advice, tax planning and other tax-related services
4All fees quoted are exclusive of VAT
The Audit Committee determines the nature and extent of non-audit services that the auditor can provide and pre-approves all permitted non-
audit assignments by the Group’s external auditor. In accordance with the SEC rules regarding auditor independence, the Audit Committee has established policies and procedures for audit and non-audit services provided by the Group’s external auditor. The rules apply to Sibanye-
Stillwater and it’s legally controlled unlisted subsidiaries engaging any accounting firms for audit services and the auditor who audits the accounts filed with the SEC (the Group’s independent external auditor) for permissible non-audit services. When engaging the Group’s external auditor for permissible non-audit services (audit related services, tax services, and all other services), pre-approval is obtained prior to the commencement of the services.
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
Sibanye-Stillwater’s Internal Audit operates in accordance with the International Standards for the Professional Practice of Internal Auditing as
prescribed by the Institute of Internal Auditors. Internal Audit activities carried out during the year were identified and planned through a combination of the Sibanye-Stillwater Risk Management framework and the risk-based methodologies adopted by Internal Audit. The Audit
Committee approves the annual internal audit assurance plan presented by Internal Audit and monitors progress against the plan.

AFR –	45
REPORT OF THE AUDIT COMMITTEE continued
Internal Audit reports deficiencies to the Audit Committee every quarter together with recommended remedial actions, which are then followed
up. Internal Audit provided the Audit Committee with a written report, which assessed the governance, risk management and control processes, including internal controls over financial reporting, as generally adequate and effective during 2024.
The Audit Committee is responsible for IT governance on behalf of the Board and reviews the report of the Vice President: Group ICT at each
Audit Committee meeting.
JSE LR
In accordance with the JSE LR, the Audit Committee reports and confirms that it has:
•evaluated the expertise, experience and performance of the Group CFO during 2024 and is satisfied that he has the appropriate expertise and experience to carry out his duties, and is supported by qualified and competent senior staff
•ensured that the Group has established appropriate financial reporting procedures and that those procedures are operating, this included consideration of all entities consolidated into the group financial statements, ensuring that management had access to all the required financial information to allow the effective preparation and report on consolidated financial statements
•has performed the Auditor Suitability Review of both the appointed external audit firm and designated individual audit partner as detailed above
•notwithstanding the provisions of Section 90(6) of the Companies Act, ensured that the proposed appointment of the audit firm and designated individual partner is presented and included as a resolution in the notice of annual general meeting pursuant to Section 61(8) of the Companies Act
•ensured that the Chief Executive Officer and Chief Financial Officer have complied with the requirements of the attestation statement as per paragraph 3.84(k) of the JSE LR
Cyberattack event
IT governance is overseen by the Audit Committee; and the head of ICT reports to this committee quarterly, specifically on matters relating to IT risk and security including progress related to the top 3 ICT risks which includes cyber threats. In line with the proposed U.S. Securities and
Exchange Commission (SEC) regulations, the Board, through the Nominating and Governance Committee, appointed Sindiswa Zilwa as the
Board of Directors’ cybersecurity expert.
On 8 July 2024, Sibanye-Stillwater experienced a cyberattack targeting its ICT infrastructure. The attack posed a threat to business continuity and data integrity. As soon as Sibanye-Stillwater became aware of the incident, immediate containment measures were implemented in line with the
Group’s Incident Response plan, to proactively isolate IT systems and safeguard data.
Systems that were unaffected by the cyberattack were successfully restored with no data loss while impacted systems were restored from the last accessible and available restore point. Importantly, critical ERP systems were not impacted by any data loss during this event  and their data integrity was maintained throughout the recovery process. Although the cyberattack had limited impact on core operations, it caused temporary system outages which resulted in the implementation of back-up manual processes on certain systems at the operations and this resulted in the Group rescheduling the publication of its operating and financial results for the period ended 30 June 2024.
This incident was voluntarily reported to the appropriate regulators. However, through proactive measures and a timely response, the Group was able to mitigate the immediate risks and took the opportunity to initiate long-term enhancements in its cybersecurity posture.
Audit Committee statement
Based on information from, and discussions with, management and external auditors, the Audit Committee is of the opinion that the financial records may be relied upon as the basis for preparation of the consolidated financial statements.
Management, as of 31 December 2023, has identified a material weakness in internal control over financial reporting which impacted cash and cash equivalents in the South African region, platinum group metals (“PGM”) inventory at Stillwater Mining Company, and certain inventory in process at Western Platinum Proprietary Limited. During 2024, management finalised the remediation plan and began implementation thereof.
As a result of the remediation efforts, management have concluded that the aspect of the material weakness impacting cash and cash equivalents was remediated as of 31 December 2024. Management has also concluded that, whilst progress was made on remediation efforts related to PGM inventory at Stillwater Mining Company and the inventory in process at Western Platinum Proprietary Limited, further remediation is still required.
Management further identified control deficiencies in the South African region relating to the management of user access in the company’s
Information Technology General Controls (“ITGC”) environment, which  in the aggregate, constituted a material weakness as of 31 December
2024.
The material weaknesses did not result in any misstatement in respect of the consolidated financial statements for the years ended 31 December
2024 and 31 December 2023. Notwithstanding such material weaknesses in internal control over financial reporting, management has concluded that the consolidated financial statements present fairly, in all material respects, the financial position, results of our operations and cash flows for the periods presented in this Annual Financial Report, in conformity with International Financial Reporting Standards Accounting Standards (IFRS
Accounting Standards) as issued by the International Accounting Standards Board (IASB).

AFR –	46
REPORT OF THE AUDIT COMMITTEE continued
The Audit Committee has considered and discussed the consolidated financial statements and associated reports with both management and the external auditors. During this process, the Audit Committee
•evaluated significant judgements and reporting decisions
•determined that the going-concern basis of reporting is appropriate
•evaluated the material factors and risks that could impact on the consolidated financial statements
•evaluated the completeness of the financial and sustainability discussion and disclosures
•discussed the treatment of significant and unusual transactions with management and the external auditors
The Audit Committee considers that the Integrated report and consolidated financial statements comply in all material respects with all compliance requirements detailed earlier in this report. In addition, the Audit Committee considers whether the company separate financial statements comply in all material respects with all compliance requirements relevant to those financial statements (refer to the company financial statements which include the Report of the Audit Committee dealing with the responsibilities of the Audit Committee relevant to the
Company financial statements). The Audit Committee recommended to the Board that the Integrated report and consolidated financial statements be adopted and approved by the Board. The Board subsequently adopted and approved the Integrated report and consolidated financial statements.
Keith Rayner CA(SA)
Chairman: Audit Committee
25 April 2025

AFR –	47
DIRECTORS’ REPORT
The directors have pleasure in submitting this report and the consolidated annual financial statements of Sibanye-Stillwater for the year ended 31
December 2024.
Group profile and location of our operations
Sibanye-Stillwater is a multinational mining and metals processing Group with a diverse portfolio of operations, projects and investments across five continents. The Group is also a foremost global recycler and has controlling interests in leading mine tailings retreatment operations.
Sibanye-Stillwater is one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has begun to diversify its asset portfolio into battery metals and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. Domiciled in South
Africa, Sibanye-Stillwater currently owns and operates a portfolio of high-quality operations and projects, which are grouped into four regions, namely, Southern Africa (SA region), Americas, Europe and Australian. The portfolio consists of:
Southern Africa Region
•PGM operations in South Africa (SA) and Zimbabwe
•gold operations
•Burnstone gold project
•gold, PGM and uranium exploration projects in SA
Americas Region
•PGM operations in the United States (US)
•PGM recycling operations in US
•industrial and e-scrap recycling operations in US
•copper and PGM exploration properties in North and South America
European Region
•Keliber lithium project in Finland
•nickel operations at the Sandouville refinery in France
Australian Region
•zinc operations in Australia
•Mt Lyell copper exploration project
For information on the nature of the Group's business see – Consolidated Financial Statements – Notes to the consolidated financial statements –
Note 1.1: Reporting entity.
Financial affairs
Results for the year
The Group loss for the year decreased from R37,430 million in 2023 to a loss of R5,710 million in 2024. The SA PGM operations recorded a profit for the year of R3,868 million (2023: R12,346 million) which was significantly lower due to the continued lower average PGM basket prices received.
The major source of earnings for 2024 was the SA PGM operations, which accounted for approximately 57% (2023: 86%) of Group adjusted
EBITDA, which was followed by the SA gold operations contribution of 45% (2023: 17%), the Century zinc retreatment operation of 5% (2023: 1%
negative adjusted EBITDA), the US PGM operations contribution of 2% (2023: 6%) and the US Reldan operations contribution of 2% (2023: nil), partially offset by negative contributions to Group adjusted EBITDA by the Sandouville nickel refinery 6% (2023: 6% negative adjusted EBITDA).
Notwithstanding the highest contribution of adjusted EBITDA to the Group by the SA PGM operations, its adjusted EBITDA decreased to R7,399 million (2023: R17,620 million) mainly due to a 16% lower average 4E PGM basket price received of R24,213/4Eoz at the managed SA PGM operations. The adjusted EBITDA contribution from the US PGM operations decreased by 84% to R215 million (2023: R1,317 million), mainly due to a
21% lower average 2E PGM basket price received of R18,097/2Eoz. The US Reldan operations contributed R268 million to adjusted EBITDA in 2024
(2023: Rnil). The adjusted EBITDA contribution from the SA gold operations increased to R5,832 million (2023: R3,523 million) and was mainly due to a 22% higher average rand gold price of R1,400,468/kg. The negative adjusted EBITDA contribution from Sandouville of R723 million in 2024 (2023:
R1,328 million negative adjusted EBITDA) was mainly due to an 18% lower rand nickel equivalent average basket price of R360,855/tNi (2023:
R441,138/tNi). The adjusted EBITDA contribution of Century increased to R641 million in 2024 (2023: R285 million negative adjusted EBITDA) and was mainly due to a 54% higher average equivalent zinc concentrate price of R49,046/zinc tonne. For a review of Sibanye-Stillwater’s financial performance for 2024, see – Overview – Management’s discussion and analysis of the financial statements.
Dividends
Sibanye-Stillwater’s dividend policy is to return between 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. Normalised earnings is defined earnings attributable to the owners of Sibanye-
Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments and related compensation, gain/
loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gain on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of NCI, and changes in estimated deferred tax rate. Normalised earnings constitutes pro forma financial

AFR –	48
DIRECTORS’ REPORT continued
information in terms of the JSE Listings Requirements and is the responsibility of the Board of Directors (Board), see – Consolidated financial statements – Notes to the consolidated financial statements – Note 13: Dividends
In line with Sibanye-Stillwater’s Capital Allocation Framework, the Board of Directors resolved not to declare a final dividend for the year ended
31 December 2024 (2023: 0 SA cents per share) and with no interim dividend declared during 2024 (2023: 53 SA cents per share), there was no total dividend for the year ended 31 December 2024 (2023: 53 SA cents per share).
Borrowing powers
In terms of Clause 4 of the Company’s Memorandum of Incorporation, the borrowing powers of the Sibanye Stillwater Limited (the Company) are unlimited. As at 31 December 2024, the borrowings of the Group, excluding the Burnstone Debt and including the derivative financial instrument, was R39,426 million (2023: R37,437 million), see – Consolidated financial statements – Notes to the consolidated financial statements – Note 28:
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
Events after reporting date
The events that occurred after 31 December 2024 up to the date on which the consolidated financial statements for the year ended 31
December 2024 were authorised for issue, are disclosed in the consolidated financial statements, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 41: Events after reporting date.
Working capital and going concern assessment
The consolidated financial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors believe that the Group has adequate resources to continue as a going concern, and therefore realise its assets and settle its liabilities in the ordinary course of business for the foreseeable future.
The directors believe that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due in the ordinary course of business for a period of at least eighteen months after the reporting date. The consolidated financial statements for the year ended 31 December 2024, therefore, have been prepared on a going concern basis, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 36.2:
Risk management activities – Working capital and going concern assessment.
Significant announcements
Certain announcements during the financial year, after last filing date of 26 April 2024
Sibanye-Stillwater reports a cyber security attack
On 11 July 2024, Sibanye-Stillwater advised stakeholders that it had experienced a cyber-attack which affected its IT systems globally.
As soon as the Company became aware of the incident, immediate containment measures were implemented in line with our Incident
Response plan, to proactively isolate IT systems and safeguard data. While the investigation into the incident is ongoing, there has been limited disruption to the Group’s operations globally.
Sibanye-Stillwater takes this incident seriously and is committed to addressing the cyber-attack. Our efforts remain focused on working towards the full remediation of the effects of this attack. We are voluntarily reporting this incident to the appropriate regulators and will provide further updates as necessary.
On 25 July 2024, Sibanye-Stillwater updated stakeholders regarding the cyber-attack which affected its IT systems globally.
Due to the cyber-attack, which remains under investigation, we further enhanced our IT security and implemented a phased system start-up approach to ensure the protection of our environment, enabling mining and extraction operations to continue globally with minimal disruption.
The Columbus metallurgical complex at the US PGM operations however experienced some short-term operational delays, due to IT outages affecting the smelting of underground concentrate and the recycling of spent autocatalysts, but was able to quickly resume full operations.
Although the cyber-attack has had limited impact on our core operations, it caused temporary system outages which resulted in the implementation of back-up manual processes on certain systems at the operations. The Group's systems are largely now restored, however, the publication of Group operating and financial results for the period ended 30 June 2024 (H1 2024), were delayed, and the announcement and presentation had to be rescheduled to Thursday, 12 September 2024.
Sibanye-Stillwater refinances and upsizes its rand Revolving Credit Facility to R6 billion and concludes an
R1.8 billion gold prepay arrangement
On 21 August 2024, Sibanye-Stillwater announced that it has refinanced and upsized its rand Revolving Credit Facility (rand RCF), from R5.5 billion to R6 billion with the refinanced facility maturing in August 2027 and concluded an R1.8 billion gold prepayment arrangement strengthening and enhancing balance sheet flexibility.

AFR –	49
DIRECTORS’ REPORT continued
More information: Refinancing and upsizing of the rand RCF
Sibanye-Stillwater has refinanced and upsized its rand RCF, which was due to mature on 11 November 2024, from R5.5 billion to R6 billion, with the refinanced facility maturing in August 2027.
More information: gold prepayment arrangement
Sibanye-Stillwater, through its wholly owned subsidiary, Sibanye Gold Proprietary Limited (the SA gold operations), has concluded a prepayment arrangement for an amount of R1.8 billion in exchange for delivery of 1,497 kilograms of gold in equal monthly tranches from October 2024 to
November 2026. The gold delivered will be subject to a floor price of R1,350,000 per kilogram and a cap price of R1,736,000 per kilogram.
The funding will be applied toward partially repaying the Group’s rand revolving credit facility.
Sibanye-Stillwater secures up to €500 million Green financing package for its Keliber lithium project
On 21 August 2024, Sibanye-Stillwater announced that it has executed a €500 million green loan financing facility (Green loan) for its Keliber lithium project in Finland, through its subsidiary Keliber Technology Oy. The Green loan secures capital expenditure funding required for the construction and development of its lithium mining, processing and refining facilities in Kaustinen, Kronoby and Kokkola, Finland respectively. The
Green loan not only completes the financing requirement for the Keliber lithium project, but also represents a significant injection of capital for
Sibanye-Stillwater, improving Group financial flexibility and liquidity and ensuring that available Group cash and debt facilities are ring-fenced for operational and corporate requirements.
The Green loan is a distinctive credit facility, comprising a bank financed €250 million Export Credit Agency (ECA) guaranteed tranche, a €150 million tranche provided by the European Investment Bank (EIB) and a €100 million syndicated commercial bank tranche.
The Green loan facilities are governed by a “Green Financing Framework” (available for download at www.sibanyestillwater.com/green-
financing-framework) and its green credentials have been confirmed by an independent second party, achieving a "Medium Green"
classification from S&P Global ratings. The Green Financing Framework has been prepared in alignment with the Loan Market Association’s 2023
Green Loan Principles and contains the following sections: (1) Use of Proceeds; (2) Process for Evaluation and Selection; (3) Management of
Proceeds; and (4) Reporting. This Green loan underscores Sibanye-Stillwater's commitment to the green energy transition in partnership with supportive lenders and confirms the transparency, robust disclosure, and integrity of the Keliber lithium project’s green financing efforts.
Finnvera, the Finnish state owned ECA, has provided a guarantee covering 80% of the €250 million ECA tranche. This funding is aligned with
Finnvera’s strategic aim of strengthening the operating potential and competitiveness of Finnish enterprises by providing loans, domestic guarantees, export credit guarantees, and other services associated with the financing of exports.
The EIB financing of €150 million is consistent with EIB’s intent to accelerate the green transition in Europe, boost technological innovation, and support regional development. This marks the first EIB financing support for mining critical raw materials in the European Union (EU) and is an important step towards the EU’s strategic autonomy.
Sibanye-Stillwater welcomes positive amendments to section 45X of the US IRA regulations
On 25 October 2024, Sibanye-Stillwater announced that it welcomed the US Department of the Treasury's publication of the final regulations for
Section 45X of the Inflation Reduction Act (IRA). It anticipated that these regulations would benefit our US PGM operations in Montana.
See – Consolidated financial statements – Notes to the consolidated financial statements – Note 4: Cost of sales
Sibanye-Stillwater advances its uranium strategy, unlocking value through the sale of its Beatrix
4 shaft, which includes the Beisa uranium project
On 9 December 2024, Sibanye-Stillwater announced that it had agreed to sell its Beatrix 4 shaft, which includes the Beisa uranium project (the
Transaction), to Neo Energy Metals Plc. (Neo Energy), in a transaction that will allow the Beisa uranium project to be developed by Neo Energy, while Sibanye-Stillwater will retain exposure to future uranium production. Neo Energy is a uranium exploration and development company listed on the main board of the London Stock Exchange and dual-listed in South Africa on the A2X market. The Beisa uranium project, located at the
Beatrix 4 shaft in the Free State Province of South Africa, accesses the Beisa uranium reef through the upper sections of the Beatrix 4 shaft infrastructure.
Through the Transaction, Sibanye-Stillwater will retain exposure to both the Beisa uranium project, and a listed junior uranium company. In addition, the Transaction immediately crystalises value for Sibanye-Stillwater shareholders and fast-tracks the possible development of the Beisa uranium project, without extending the Group balance sheet.
See – Consolidated financial statements – Notes to the consolidated financial statements – Note 1.6: Assets and associated liabilities classified as held for sale
Sibanye-Stillwater secures US$500m (R8.8bn) streaming agreement with Franco-Nevada
On 19 December 2024, Sibanye-Stillwater announced that it had entered into a US$500 million streaming agreement with Franco-Nevada
(Barbados) Corporation, a wholly-owned subsidiary of Franco-Nevada Corporation (Franco-Nevada) (the Stream agreement) in exchange for the sale of gold and platinum streams (Stream) with reference to its Marikana, Kroondal, and Rustenburg operations (the Stream Area).
See – Consolidated financial statements – Notes to the consolidated financial statements – Note 41.1: Franco-Nevada stream

AFR –	50
DIRECTORS’ REPORT continued
Announcements after the financial year end of 31 December 2024
Sibanye-Stillwater to unlock significant shared value from enhanced and new chrome agreements with the
Glencore Merafe Venture
On 19 February 2025, Sibanye-Stillwater announced that, a strategic, mutually beneficial enhancement to the historical Marikana Contract
(Marikana Contract) and a new Chrome Management Agreement (CMA) had been signed with the Glencore Merafe Venture (GM Venture), which is expected to optimise value from future chrome production for all parties (the Transaction).
Chrome is an important by-product of PGM production, and the SA PGM operations are collectively, a significant global chrome ore producer.
The enhanced Marikana Contract provides for the accelerated completion of delivery of the required chrome volumes which will expedite the close out of the legacy agreement previously concluded between Lonmin and the GM Venture. Together with the CMA, this will allow greater exposure to chrome prices and incentivise future chrome production growth, realising significant value for Sibanye-Stillwater and enhance value creation opportunities for the Marikana operation. The majority of the Chrome Recovery Plants at Sibanye-Stillwater’s SA PGM operations, will be operated by the GM Venture once the CMA is effective, enabling both parties to leverage synergies and increase chrome output.
Update on Sibanye-Stillwater’s participation in the Rhyolite Ridge project
On 26 February 2025, Sibanye-Stillwater advised stakeholders that the Board of directors of Sibanye-Stillwater had made a decision not to proceed with the Rhyolite Ridge Lithium-Boron Project (Rhyolite Ridge) under the joint venture agreement with ioneer Ltd.
In October 2024, Sibanye-Stillwater received updated project and technical information from ioneer in the form of a technical report summary and other updated technical reports. Management, with the assistance of external specialists and advisors, carefully reviewed and conducted due diligence on that information, and based on the results of this work, the Board resolved not to proceed with Rhyolite Ridge as, among other things, the Project did not meet the Sibanye-Stillwater investment hurdle rates at prudent pricing assumptions.
Directorate

Name	Position	Date appointed	Date resigned
Vincent Maphai	Chairman and independent non-executive director	24 February 2020
Neal Froneman	Chief Executive Officer	24 February 2020
Charl Keyter	Chief Financial Officer	24 February 2020
Elaine Dorward-King	Independent non-executive director	27 March 2020
Harry Kenyon-Slaney	Lead Independent and non-executive director	24 February 2020
Jeremiah Vilakazi	Non-executive director*	24 February 2020
Keith Rayner	Non-executive director*	24 February 2020
Nkosemntu Nika	Independent non-executive director	24 February 2020	28 May 2024
Peter Hancock	Independent non-executive director	06 May 2024
Philippe Boisseau	Independent non-executive director	08 April 2024
Richard Menell	Non-executive director*	24 February 2020
Richard Stewart	Executive director	01 March 2025
Savannah Danson	Independent non-executive director	24 February 2020	11 March 2024
Sindiswa Zilwa	Independent non-executive director	01 January 2021
Susan van der Merwe	Independent non-executive director	24 February 2020	28 May 2024
Terence Nombembe	Independent non-executive director	11 September 2024
Timothy Cumming	Non-executive director*	24 February 2020
* Achieved 12-year tenures and with effect from 24 March 2025 no longer regarded as independent and classified as non-executive directors
Rotation of directors
In accordance with Sibanye-Stillwater’s Memorandum of Incorporation (MOI), one third of the directors shall retire from office at each AGM. The first to retire are those directors appointed as additional members of the Board, followed by the longest-serving members. The Board, assisted by the Nominating and Governance Committee, can recommend the eligibility of retiring directors (subject to availability and their contribution to the business) for re-appointment. Retiring directors can be immediately re-elected by the shareholders at the AGM. The directors retiring in terms of the Company’s MOI are Keith Rayner, Neal Froneman and Peter Hancock. Terence Nombembe and Richard Stewart were appointed to the
Board on 11 September 2024 and 1 March 2025, respectively and are eligible and available for election at the AGM.
Director changes
The following director appointment and retirement have been announced since 31 December 2024:
•Neal Froneman will retire as Chief Executive Officer (CEO) and as executive director from the Board effective 30 September 2025
•Richard Stewart current Chief Regional Officer Southern Africa region will succeed Neal as CEO and was appointed as CEO designate and executive director to the Board on 1 March 2025
We thank Neal for his service, inspirational and values based leadership and unwavering commitment.

AFR –	51
DIRECTORS’ REPORT continued
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
Special resolutions passed by subsidiary companies
The following special resolutions were passed by subsidiary companies during the year ended 31 December 2024.
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
•Akanani Mining Proprietary Limited*
•Akanani Share Warehousing Co RF Proprietary Limited*
•Ezulwini Mining Company Proprietary Limited
•K2013164354 Proprietary Limited
•M Janse van Rensburg Proprietary Limited
•Milen Mining Proprietary Limited
•Newshelf 1114 Proprietary Limited*
•Newshelf 1335 Proprietary Limited*
•Puma Gold Proprietary Limited
•Rand Uranium Proprietary Limited
•Sibanye Gold Academy Proprietary Limited
•Sibanye Gold Eastern Operations Proprietary Limited
•Sibanye Gold Proprietary Limited
•Sibanye Gold Protection Services Limited
•Sibanye Gold Shared Services Proprietary Limited
•Witwatersrand Consolidated Gold Resources Proprietary Limited
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
The first phase of the proceedings related to whether the geotechnical event was, or could reasonably be expected to be, material and adverse (the Liability Trial). In a judgment handed down on 10 October 2024, the Court ruled that the geotechnical event was not, and was not reasonably expected to be, material and adverse, such that Sibanye-Stillwater was not entitled to terminate the SPAs. However, the Court dismissed Appian's claim of wilful misconduct, ruling that the management of Sibanye-Stillwater genuinely believed that it was entitled to terminate the SPAs in what they perceived as the best interests of Sibanye-Stillwater.

AFR –	52
DIRECTORS’ REPORT continued
The proceedings now progress to a second phase through a trial listed for November 2025 (the Quantum Trial), at which the Court will determine if there are any potential recoverable damages. Sibanye-Stillwater may be required to pay to Appian. Judgment on the Quantum Trial is expected to follow in Q1 2026.
See – Consolidated financial statements – Notes to the consolidated financial statements – Note 38: Contingent liabilities/assets.
Company Secretary
Lerato Matlosa was appointed Company Secretary of Sibanye-Stillwater with effect from 1 June 2018.
Auditors
A change of external auditors following a formal tender process was initiated by Sibanye-Stillwater for commercial reasons and following a recommendation from the Audit Committee to the Board of Directors, BDO South Africa Inc. (BDO) was appointed as the Company’s external auditors. Servaas Kranhold will be the designated audit partner for the financial year ending 31 December 2025.
The appointment of Ernst and Young Inc. as external auditors will end on conclusion of its responsibilities relating to the audit for the financial year ending 31 December 2024, which is expected to be concluded during the first half of 2025. BDO’s appointment as external auditors will be effective immediately after Ernst and Young Inc.’s appointment ends and they have resigned, subject to receiving the requisite shareholder approval at the next annual general meeting which is expected to be held during May 2025.
For additional information see – Accountability – Report of the Audit Committee – External Auditor suitability review.
AFR - 53
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Sibanye Stillwater Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Sibanye Stillwater Limited (the Company) as of 31
December 2024, 2023, and 2022, the related consolidated income statements, consolidated statements of other comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2024, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2024, in conformity with International Financial Reporting Standards as issued by the International
Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the
Company's internal control over financial reporting as of 31 December 2024, based on criteria established in Internal Control-Integrated
Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 25 April
2025 expressed an adverse opinion thereon.
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

Impairment assessment of Cash Generating Units (CGUs)
Description of the Matter
As described in Notes 10, 14 and 17 to the consolidated financial statements, significant accounting judgments and estimates are made in relation to the impairment assessment of CGUs.
Management performs an impairment assessment for CGUs, whenever events or changes in circumstances indicate that such carrying value may not be recoverable. Impairment indicators were identified in the current year for certain
CGUs and an impairment loss of R8,791m was recognized for the year ended 31 December 2024 relating to the
Stillwater CGU. In determining the recoverable amount of the CGUs with impairment indicators, management used a value in use calculation.
Auditing management’s CGU impairment assessments was complex, due to the significant judgement required by management to determine the recoverable amounts of the CGUs, in particular, the significant assumptions used to calculate the estimated future cash flows. The estimated future cash flows are sensitive to changes in significant assumptions, such as expected commodity prices, discount rates, life-of-mine plans and foreign exchange rates. The life-of-mine plans include projected operating cash flows, sustaining capital expenditures and developmental capital expenditure, where applicable, based on reserves and estimates of future production. For the Stillwater CGU, a significant portion of the recoverable amount is based on the estimated income expected from Section 45X
Advanced Manufacturing Production Tax Credit (S45X credit) for critical minerals in the US. In addition, significant judgment and specialized industry knowledge was required to assess management's estimate of the reserves used in the life-of-mine plans. These significant assumptions, described above, are forward-looking and could be affected by future economic, operating and market conditions.

AFR - 54
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM continued

Impairment assessment of Cash Generating Units (CGUs)
How We Addressed the Matter In Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the
Company’s CGU impairment assessment process. For example, we tested the controls over management’s review of the significant assumptions used in determining the recoverable amount.
To test the recoverable amounts in the impairment assessments of the CGUs, our audit procedures included, among others, an evaluation of the methodologies applied in the cash flow models against the requirements of IAS 36 and testing of the significant assumptions used. We involved our valuation specialists to assist in our evaluation of significant assumptions, such as the discount rates, by calculating an independent range using available market information and comparing it against management’s discount rates and performing independent sensitivity analyses thereon.
In addition, with the assistance of our valuation specialists, we compared management’s projected future commodity price assumptions and foreign currency exchange rates to observable market data and current industry and economic forecasts. We compared the projected operating cash flows and sustaining and developmental capital expenditures movements included in the life-of-mine plans, against historical trends. We also performed trend analyses to evaluate the correlation of future production against both projected operating costs and sustaining capital expenditures. For the S45X credit, with the assistance of our tax professionals, we evaluated management’s assessment that the Company was eligible for the S45X credit, as well as management’s assessment of the allowable costs to be claimed per mineral, based on the critical mineral criteria requirements contained in the Section 45X Advanced
Manufacturing Production Credit regulations.
We involved our mining technical specialists for the Stillwater CGU and certain other CGUs to assist in evaluating management’s reserve estimation procedures and the application of their methodology and primary inputs into the quantification of reserves, against industry practices and the regulatory reserves reporting requirements.
We assessed the adequacy of the Company’s disclosures in the consolidated financial statements over impairment assessments, including the description of the estimates and judgements used in the assessments, against the requirements of IAS 36.

Physical quantities of Marikana’s Platinum Group Metals (PGM) inventory in process
Description of the Matter
As described in Note 23 to the consolidated financial statements, the quantity of PGM inventory in process is determined by both metal content and physical quantities (collectively “quantities”). PGM inventory in process is sampled and assayed by management, to determine the metal content and how this is split by metal.
Management determines the quantities by various methods, such as weighing or recording tank readings, depending on the type of carrier material and then applying engineering estimates.  This determination is complex and requires estimation by the Company’s metallurgical specialists. The accuracy of the determination of quantities can vary significantly depending on the nature of the vessel in which the materials are contained, the state of the conversion of material and the recoverability levels, which could materially impact the value of PGM inventory in process at year end. Only the Marikana operations process their own refined metal inventory, and Marikana’s PGM inventory in process amounted to R5,724m as of 31 December 2024.
The audit of the quantities of Marikana’s PGM inventory in process is complex, due to the technical nature of the process, the estimation uncertainty and the specialised knowledge required in performing our audit procedures.

How We Addressed the Matter in Our Audit
To test the Company’s quantity of PGM inventory in process at the Marikana operations, our audit procedures included, among others, an evaluation, against industry standards and practices, of the Company’s estimation process and the data used by the Company from the weighing, tank readings and assaying results to estimate the total amount of PGM inventory in process. With the assistance of our metallurgical specialists, we observed inventory counts held at an interim date at the metal inventory processing areas, including management’s sampling and assaying of the carrier material and quantity readings. To assess the information gathered from the inventory counts, we also involved our metallurgical specialists to assist us in evaluating the reasonability of the measurements performed by management and the engineering estimates applied, by comparing the methodologies used by management in determining the PGM inventory in process quantity, to industry practice and standards. We performed roll-forward procedures from the inventory count date to 31 December 2024, which included testing a sample of movements of inputs received, and quantities produced and dispatched. We involved our metallurgical specialists to perform an analysis on assay results during the period to assess if the results are within industry standards and industry standard deviation ranges. We tested the mass balance reconciliation of inventory, by agreeing the opening balance of inventory adjusted for movements during the year to the closing balance of inventory as determined by the inventory count procedures.
We assessed the adequacy of the Company’s disclosures in respect to the PGM inventory in process, including the description of the estimates and judgements in estimating the quantity of PGM inventory in process.

AFR - 55
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM continued

Business combination of Reldan – Valuation of intangible assets
Description of the Matter
As described in Note 16 to the consolidated financial statements, the Company completed a business combination during 2024. The Reldan acquisition was completed on 15 March 2024 for a total consideration of R3,052m. The fair value of identifiable net assets acquired amounted to R2,769m, which included intangible assets of R1,397m.
Auditing the Company’s accounting for the business combination was complex, due to the significant judgement and estimation required by management to determine the fair value of the identified assets acquired and liabilities assumed. In particular, the valuation of the intangible assets is sensitive to changes in significant assumptions, primarily the discount rate and revenue growth rates included in the future net cash flows, which are forward looking and could be affected by future economic, operating and market conditions.

How We Addressed the Matter In Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the
Company’s accounting for business combinations. For example, we tested controls over the identification and valuation of the net assets acquired for the acquisition, including management’s review of the valuation models and underlying assumptions used to develop such estimates.
To test the estimated fair value of the intangible assets, we performed audit procedures with the assistance of our valuation specialists that included among others, evaluating the Company’s selection of valuation methodologies against industry practice and calculating an independent discount rate and comparing it to management’s discount rate. We compared the assumptions used by management to determine the revenue growth rates to observable market pricing data and historical production trends of the acquired business.
We assessed the adequacy of the Company’s disclosures in respect to the business combination, including the description of the estimates and judgements in estimating the fair value of the net assets acquired and liabilities assumed, against the requirements of IFRS 3.

/s/ Ernst & Young Incorporated
We have served as the Company’s auditor since 2019.
Johannesburg, Republic of South Africa
25 April 2025
AFR - 56
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM continued
To the Shareholders and the Board of Directors of Sibanye Stillwater Limited
Opinion on Internal Control Over Financial Reporting
We have audited Sibanye Stillwater Limited’s internal control over financial reporting as of 31 December 2024, based on criteria established in
Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework)
(the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Sibanye Stillwater Limited (the Company) has not maintained effective internal control over financial reporting as of 31
December 2024, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Reldan Group of Companies
(Reldan), which is included in the 2024 consolidated financial statements of the Company and constituted 1.1% of total assets as of 31 December
2024 and 5.6% and 0.9% of revenues and loss for the year, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Reldan.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in controls related to deficiencies in inventory: in-process platinum group metals at Stillwater Mining Company and certain inventory processes at Western Platinum Proprietary Limited; and deficiencies in the management of user access in the Company’s ITGC environment, and controls relying on these related systems, in the South African region.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the
consolidated statement of financial position as of 31 December 2024, 2023 and 2022, the related consolidated income statements, consolidated statements of other comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December
2024, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated 25 April 2025, which expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Incorporated
Johannesburg, Republic of South Africa
25 April 2025
AFR – 57
CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2024

Figures in million – SA rand	Notes	2024	2023	2022
Revenue	3	112,129	113,684	138,288
Cost of sales	4	(105,208)	(99,768)	(101,624)
Interest income	5.1	1,337	1,369	1,203
Finance expense	5.2	(4,571)	(3,299)	(2,840)
Share-based payment expenses	6.7	(251)	(113)	(218)
Gain/(loss) on financial instruments	7	5,433	235	(4,279)
(Loss)/gain on foreign exchange differences		(215)	1,973	616
Share of results of equity-accounted investees after tax		212	(1,174)	1,287
Other costs	8.1	(4,722)	(5,858)	(3,679)
Other income	8.2	2,630	1,232	1,110
Gain on disposal of property, plant and equipment		55	105	162
(Impairments)/reversal of impairments	10	(9,173)	(47,454)	6
Gain on acquisition		—	898	—
Occupational healthcare gain	31	76	365	211
Restructuring costs	9	(550)	(515)	(363)
Transaction costs		(851)	(474)	(152)
(Loss)/profit before royalties, carbon tax and tax		(3,669)	(38,794)	29,728
Royalties	11.1	(543)	(1,050)	(1,834)
Carbon tax		(2)	(2)	10
(Loss)/profit before tax		(4,214)	(39,846)	27,904
Mining and income tax	11.2	(1,496)	2,416	(8,924)
(Loss)/profit for the year		(5,710)	(37,430)	18,980
Attributable to:
Owners of Sibanye-Stillwater		(7,297)	(37,772)	18,396
Non-controlling interests (NCI)		1,587	342	584
Earnings per share attributable to owners of Sibanye-Stillwater
Basic earnings per share — cents	12.1	(258)	(1,334)	651
Diluted earnings per share — cents	12.2	(258)	(1,334)	650
The accompanying notes form an integral part of these consolidated financial statements
CONSOLIDATED STATEMENT OF OTHER
COMPREHENSIVE INCOME
For the year ended 31 December 2024

Figures in million – SA rand	2024	2023 (restated)	2022 (restated)
(Loss)/profit for the year	(5,710)	(37,430)	18,980
Other comprehensive income (OCI), net of tax	538	2,985	2,355
Foreign currency translation adjustments[1]	255	3,569	3,826
Fair value adjustment on other investments[2]	283	(582)	(1,467)
Re-measurement of defined benefit plan[2]	—	(2)	(4)
Total comprehensive income	(5,172)	(34,445)	21,335
Attributable to:
Owners of Sibanye-Stillwater	(6,769)	(34,847)	20,657
Non-controlling interests	1,597	402	678
1 These gains and losses will be reclassified to profit or loss in accordance with the accounting policy in note 1.4. See note 1.5 for restatement disclosure
2 These gains and losses will never be reclassified to profit or loss
The accompanying notes form an integral part of these consolidated financial statements
AFR – 58
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2024

Figures in million – SA rand	Notes	2024	2023	2022
Assets
Non-current assets		89,583	81,119	105,867
Property, plant and equipment	14	66,906	61,338	76,909
Right-of-use assets	15	156	560	279
Goodwill and other intangibles	17	2,058	502	8,322
Equity-accounted investments	18	7,323	7,148	8,471
Other investments	20	3,507	3,179	3,340
Environmental rehabilitation obligation funds	21	6,691	5,927	5,306
Other receivables	22.1	491	523	798
Deferred tax assets	11.3	2,451	1,942	2,442
Current assets		48,409	61,822	60,764
Inventories	23	25,549	26,363	26,384
Trade and other receivables	24	5,722	8,900	7,500
Other receivables	22.1	156	26	81
Tax receivable	11.4	863	973	723
Assets held for sale	1.6	70	—	—
Cash and cash equivalents	25	16,049	25,560	26,076
Total assets		137,992	142,941	166,631
Equity and liabilities
Equity attributable to owners of Sibanye-Stillwater		43,979	48,730	88,101
Stated share capital	26	21,647	21,647	21,647
Other reserves		36,149	35,553	32,673
Accumulated (loss)/profit		(13,817)	(8,470)	33,781
Non-controlling interests	27	4,310	2,877	2,903
Total equity		48,289	51,607	91,004
Non-current liabilities		68,848	54,927	55,408
Borrowings and derivative financial instrument	28	41,135	24,946	22,606
Lease liabilities	29	203	384	208
Environmental rehabilitation obligation and other provisions	30	11,922	12,505	8,552
Occupational healthcare obligation	31	334	400	781
Cash-settled share-based payment obligations	6.6	1,686	2,718	4,991
Other payables	22.2	1,815	3,407	2,500
Deferred revenue	32	6,983	6,327	6,399
Tax, carbon tax and royalties payable	11.4	13	64	11
Deferred tax liabilities	11.3	4,757	4,176	9,360
Current liabilities		20,855	36,407	20,219
Borrowings and derivative financial instrument	28	552	15,482	122
Lease liabilities	29	175	198	111
Environmental rehabilitation obligation and other provisions	30	327	832	—
Occupational healthcare obligation	31	2	—	44
Cash-settled share-based payment obligations	6.6	121	432	284
Trade and other payables	33	15,604	16,464	15,653
Other payables	22.2	1,634	2,015	3,891
Deferred revenue	32	1,660	305	21
Liabilities associated with assets held for sale	1.6	451	—	—
Tax, carbon tax and royalties payable	11.4	329	679	93
Total equity and liabilities		137,992	142,941	166,631
The accompanying notes form an integral part of these consolidated financial statements
AFR – 59
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2024

Figures in million – SA rand	Notes	Stated share capital	Re- organisation reserve	Share-based payment reserve	Mark-to- market reserve	Foreign currency translation reserve	Accumulated profit/(loss)	Equity attributable to owners of Sibanye- Stillwater	Non- controlling interests	Total equity
Balance at 31 December 2021		21,647	23,001	4,170	1,221	1,940	27,414	79,393	1,952	81,345
Total comprehensive income for the year (restated)	1.5	—	—	—	(1,519)	3,784	18,392	20,657	678	21,335
Profit for the year		—	—	—	—	—	18,396	18,396	584	18,980
Other comprehensive income, net of tax (restated)	1.5	—	—	—	(1,519)	3,784	(4)	2,261	94	2,355
Equity-settled share-based payments	6.7	—	—	14	—	—	—	14	10	24
Dividends	13	—	—	—	—	—	(9,197)	(9,197)	(256)	(9,453)
Keliber asset acquisition		—	—	—	—	—	—	—	1,219	1,219
Transaction with Keliber Oy (Keliber) shareholders	27.1	—	—	—	—	62	(2,828)	(2,766)	(686)	(3,452)
Sale of Lonmin Canada Incorporated (Lonmin Canada)	8.2	—	—	—	—	—	—	—	(14)	(14)
Balance at 31 December 2022		21,647	23,001	4,184	(298)	5,786	33,781	88,101	2,903	91,004
Total comprehensive income for the year (restated)	1.5	—	—	—	(642)	3,569	(37,774)	(34,847)	402	(34,445)
Profit for the year		—	—	—	—	—	(37,772)	(37,772)	342	(37,430)
Other comprehensive income, net of tax (restated)	1.5	—	—	—	(642)	3,569	(2)	2,925	60	2,985
Equity-settled share-based payments		—	—	24	—	—	—	24	24	48
Dividends	13	—	—	—	—	—	(4,953)	(4,953)	(365)	(5,318)
Century business combination		—	—	—	—	—	—	—	919	919
Transaction with Keliber shareholders	27.1	—	—	—	—	(66)	463	397	700	1,097
Keliber dividend obligation	22.2	—	—	—	—	—	—	—	(792)	(792)
Transaction with Century shareholders	27.1	—	—	—	—	(5)	13	8	(914)	(906)
Balance at 31 December 2023		21,647	23,001	4,208	(940)	9,284	(8,470)	48,730	2,877	51,607
Total comprehensive income for the year		—	—	—	273	255	(7,297)	(6,769)	1,597	(5,172)
Loss for the year		—	—	—	—	—	(7,297)	(7,297)	1,587	(5,710)
Other comprehensive income, net of tax		—	—	—	273	255	—	528	10	538
Equity-settled share-based payments		—	—	9	—	—	—	9	9	18
Dividends	13	—	—	—	—	—	—	—	(173)	(173)
Recognition of derivative financial instrument in equity[1]	28.5	—	—	—	—	—	2,009	2,009	—	2,009
Transfer between reserves		—	—	—	59	—	(59)	—	—	—
Balance at 31 December 2024		21,647	23,001	4,217	(608)	9,539	(13,817)	43,979	4,310	48,289
1The derivative financial instrument to equity upon derecognition (see note 28.5) amounted to R2,009 million on 26 June 2024, which was the last day that cash conversion could have been requested
The accompanying notes form an integral part of these consolidated financial statements
AFR – 60
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2024

Figures in million – SA rand	Notes	2024	2023	2022
Cash flows from operating activities
Cash generated by operations	34	4,414	18,726	40,746
Deferred revenue advance received	32	3,307	935	24
Post-retirement health care payments		—	—	(1)
Cash-settled share-based payments paid	6.6	(751)	(637)	(272)
Payment of Marikana dividend obligation	22.2	(38)	(191)	(225)
Additional deferred/contingent payments relating to acquisition of a business	22.2	(44)	(3,733)	(4,545)
Change in working capital	35	6,853	1,750	386
		13,741	16,850	36,113
Interest received	5.2	882	998	682
Interest paid	5.2	(2,101)	(1,304)	(1,118)
Royalties and carbon tax paid	11.4	(784)	(922)	(1,815)
Tax paid	11.4	(1,452)	(3,209)	(8,866)
Dividends paid	13	(173)	(5,318)	(9,453)
Net cash from operating activities		10,113	7,095	15,543
Cash flow from investing activities
Additions to property, plant and equipment		(21,569)	(22,411)	(15,899)
Proceeds on disposal of property, plant and equipment		129	168	191
Acquisition of subsidiaries, net of cash acquired	16.1	(2,690)	471	(1,132)
Dividends received		402	449	564
Additions to other investments		(465)	(658)	(772)
Disposals of other investments		457	202	—
Loans advanced to investee		(26)	—	—
Acquisition of equity-accounted investment	18.4	(35)	(396)	(92)
Contributions to environmental rehabilitation funds	21	(273)	(185)	(86)
Payment of deferred/contingent payment	22.2	(292)	—	(185)
Contributions to enterprise development fund		—	—	(10)
Cash outflow on loss of control of subsidiaries		—	—	(58)
Proceeds on disposal of Lonmin Canada		—	—	72
Proceeds from environmental rehabilitation funds	21	24	322	33
Net cash used in investing activities		(24,338)	(22,038)	(17,374)
Cash flow from financing activities
Loans raised	28	8,278	14,431	8,000
Loans repaid	28	(3,335)	(1,323)	(8,003)
Lease payments		(208)	(219)	(131)
Acquisition of NCI	27.1	—	(1,009)	(3,363)
Proceeds from NCI on rights issue	27.1	—	1,096	—
Net cash from/(used in) financing activities		4,735	12,976	(3,497)
Net decrease in cash and cash equivalents		(9,490)	(1,967)	(5,328)
Effect of exchange rate fluctuations on cash held		(21)	1,451	1,112
Cash and cash equivalents at beginning of the year		25,560	26,076	30,292
Cash and cash equivalents at end of the year	25	16,049	25,560	26,076
The accompanying notes form an integral part of these consolidated financial statements
AFR – 61
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended  31 December 2024
1.    Accounting policies
The material accounting policies applied in the preparation of these consolidated financial statements are set out below. Where an accounting policy is specific to a note, the policy is described in the note to which it relates. These policies have been consistently applied to all the periods presented.
1.1  Reporting entity
Sibanye Stillwater Limited (the Company) and its subsidiaries (together referred to as the Group or Sibanye-Stillwater) is a multinational mining and metals processing Group with a diverse portfolio of mining and processing operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations. Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium and rhodium and is also a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The
Group also built and diversified its asset portfolio into battery metals and green metals mining and processing, and increased its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. Domiciled in South Africa,
Sibanye-Stillwater currently owns and operates a portfolio of high-quality operations and projects, which are grouped into four regions, namely, Southern Africa (SA region), Americas, Europe and Australia.
The SA region houses the gold and PGM operations and projects located in South Africa and Zimbabwe. The underground and surface gold mining operations in South Africa are the Driefontein, Kloof and Cooke operations in the West Witwatersrand (West Wits) region,
DRDGOLD Limited (DRDGOLD) with a surface tailings treatment plant in the East of Johannesburg in Gauteng and in the West Wits, and the
Beatrix operation in the southern Free State. Sibanye-Stillwater also owns and manages significant gold extraction and processing facilities where ore is treated and beneficiated to produce gold doré. In addition, several organic projects currently underway are aimed at sustaining these gold mining operations into the long term. Burnstone is a shallow developmental stage gold mine and processing operation located in the South Rand Goldfield of the Witwatersrand Basin in the Mpumalanga province, and comprises two established shaft complexes, a carbon-in-leach gold processing plant, tailings storage facility and related surface infrastructure and mining rights.
Although development at Burnstone progressed well during 2023, in line with the Group's capital allocation framework, it was decided to delay the Burnstone project. The Southern Free State project is an advanced exploration stage project that includes the Bloemhoek, De
Bron-Merriespruit, Robijn and Hakkies areas. It is located adjacent to the Beatrix operation in the Free State province.
Beatrix, a conventional mining operation, comprises two operating vertical shafts and one metallurgical plant mining the Beatrix/VS5 reef, the Aandenk/Kalkoenkrans reef as well as some historical surface rock dump material. During 2024, the Group agreed to sell the Beatrix 4 shaft which includes the Beisa uranium project (see note 30.1). Driefontein is an established mine consisting of four operating vertical shaft complexes and one metallurgical plant mining three different reefs as well as some historical surface rock dump material. Kloof is also an ongoing mine with three operating vertical shaft complexes and one metallurgical plant. Four reefs are extracted at Kloof, together with the mining of some historical surface rock dump material. The Cooke underground operations consist of four vertical shafts, which currently are under care-and-maintenance. The surface mining section, known as Randfontein Surface Operations, mines historical surface tailings facilities and surface rock dumps, processing them at the Cooke and Ezulwini metallurgical plants.
The PGM assets in the SA region are the Kroondal operation, the Rustenburg operation (SRPM), the Marikana operation (Marikana) and the tailings retreatment entity, Platinum Mile in the North West Province, and Mimosa (50%) in Zimbabwe. Marikana currently has five contributing shafts namely K3, K4 (commenced production in 2023), Rowland, Saffy and E3 and the ore mined at the Marikana operations is processed through four of the eight concentrators on site. The PGM concentrate produced is dispatched to the smelter where a sulphide-
rich matte is produced for further processing at the base metal refinery (BMR). At the BMR, base metals are removed and the resulting
PGM-rich product is sent to the precious metal refinery (PMR) for final treatment. Marikana therefore sells refined metals to customers. In addition to underground operations, there is one tailings retreatment operation (Bulk Tailings Treatment (BTT) plant), which transitioned from hydraulic remining to mechanical remining of a dormant tailings storage facility during the period and the tailings are retreated at the BTT plant for the recovery of coarse chrome and PGMs.
The Rustenburg operation comprise of three operating vertical shafts (Siphumelele 1, Khuseleka 1 and Thembelani 1), two declines at
Bathopele, two concentrating plants (the Waterval UG2 concentrator and the Waterval retrofit concentrator), a chrome recovery plant, the Western Limb tailings retreatment plant and related surface infrastructure and assets. In addition, remining operations are carried out on one dormant tailings storage facility (Waterval West dam). Ore is processed through the Waterval UG2 concentrator and Waterval retrofit concentrator. Tailings are treated at the Western Limb Tailings Retreatment Plant, Platinum Mile and at the Chrome retreatment plant where a saleable chromite concentrate is recovered. Tailings from the Rustenburg operation are piped to Platinum Mile for further beneficiation and recovery of chrome and PGMs. The tailings from Platinum Mile are pumped to an active tailings storage facility for final disposal. The Rustenburg operation has a tolling agreement with a third party and currently sells refined metals as well as PGM concentrate to customers. In addition, Platinum Mile successfully commissioned a coarse chrome recovery plant in 2023.
Kroondal comprises of four operating decline shafts. Ore is processed at Kroondal through two concentrator plants (K1 and K2). Tailings from the K1 and K2 plants are piped to three adjacent tailings storage facilities and at a fourth tailings storage facility at Marikana. The
Group obtained a 100% shareholding in the Kroondal pool and share agreement (Kroondal PSA) during 2023 through the Rustenburg operation, which acquired Rustenburg Platinum Mines Limited's (a subsidiary of Anglo American Platinum Limited) 50% share in the Kroondal
PSA. Platinum Mile is a tailings retreatment facility located on the Rustenburg lease area adjacent to our Kroondal operations. This facility recovers PGMs and chrome from the live tailings at our Rustenburg operations. Kroondal and Platinum Mile currently only sells PGM concentrate and chrome to customers.
AFR – 62
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
The US region houses the PGM operations located in the US and exploration-stage projects located in Canada and Argentina. The US PGM operations include the East Boulder and Stillwater mining operations (including the Blitz project) in Montana. The assets in Montana also include the Metallurgical complex in Columbus, Montana. This complex houses the smelter, BMR and an analytical laboratory which produces a PGM-rich filter cake that is further refined by a third-party precious metal refinery. These processing and metallurgical facilities are also used to process recycled material such as spent autocatalytic convertors and petroleum refinery catalysts. The US region also includes the newly acquired Reldan Group of Companies (Reldan) (see note 16.1) which is a precious metals recycling group with facilities in Pennsylvania, USA, as well as Mexico and India, processing primarily e-scrap to produce both green precious and base metals.
Keliber, a Finnish mining and battery chemical company, owns the Keliber project, an advanced lithium hydroxide project located in the
Kaustinen region of Finland. Since the Sibanye-Stillwater Board of Directors approved the Keliber project and the immediate construction of the Keliber Lithium Refinery in 2022, construction activities thereof have continued successfully after commencing in March 2023. Similarly, the earthworks and selected infrastructure works commenced at the Päiväneva concentrator site in late 2023. Once developed, the
Keliber project will sustainably produce battery-grade lithium hydroxide, with first production expected in 2025. The Group holds a 79.82%
shareholding interest in Keliber. In 2022, the Group also acquired French mining group Eramet SA's Sandouville hydrometallurgical nickel processing facilities near Le Havre, France's second largest industrial port. The Sandouville facilities currently include a hydrometallurgical nickel refinery whose production was severely hampered by plant availability in 2023. The nickel refining operation will wind down over the first six months of 2025, and the outcome of a pre-feasibility study to assess the potential conversion of the Sandouville plant to produce
pCAM is expected by the end of 2025.
The Group's green metals investments also include the acquisition of a 100% stake in the Australian based entity, New Century Resources
Limited (Century), which owns a zinc tailings retreatment operation. The Group has also exercised an option to acquire a 100%
shareholding in Copper Mines of Tasmania Proprietary Limited, who owns the Mt Lyell Copper Mine in Australia .
The Group also owns a strategic 6.19% investment in ioneer Limited (ioneer), an ASX-listed mining development company and the Group announced in 2021 that it had reached an agreement with ioneer to establish a 50% joint venture to develop the Rhyolite Ridge lithium-
boron project in the US following the satisfaction of certain conditions precedent, one of which included a final investment decision by the
Board affirming its commitment to proceed with the project. In 2025, the Group decided not to proceed with the joint venture with ioneer after receiving updated project and technical information from ioneer in the form of a technical report summary and other updated technical reports.
1.2  Basis of preparation
The consolidated financial statements for the year ended 31 December 2024 have been prepared on a going concern basis in accordance with International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards), as issued by the
International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act and JSE Listings Requirements. The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including derivative instruments) which are measured at fair value through profit or loss or other comprehensive income.
AFR – 63
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Standards, interpretations and amendments to published standards effective for the year ended 31 December 2024
During the financial year, the following amendments to standards applicable to the Group became effective and had no material impact on the Group’s consolidated financial statements:

Pronouncement	Details of amendments	Effective date[1]
Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
To promote consistency in application and clarify the requirements on determining if a liability is current or non-current, the IASB amended IAS 1 Presentation of
Financial Statements (IAS 1) to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability.
1 January 2024
Non-current Liabilities with Covenants (Amendments to IAS 1)
The amendment confirms that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect the classification at that date. However, when non-
current liabilities are subject to future covenants, companies will now need to disclose information to help users understand the risk that those liabilities may become repayable within twelve months. The amendments also clarify how a company classifies a liability that can be settled in its own shares and indicate that when assessing if the host liability should be classified as current or non-current, an entity can ignore conversion options that are recognised as equity. The amendments are applicable to the Group's US$ Convertible Bond (see note 28.5), which will be converted to ordinary shares of Sibanye-Stillwater. The host instrument is classified as non-current after approval was obtained from Sibanye-
Stillwater shareholders.
1 January 2024
International Financial Reporting
Standards Sustainability Disclosure
Standards (IFRS Sustainability
Disclosure Standards) S1 General
requirements for disclosure of
sustainability-related financial
information (IFRS S1) and IFRS
Sustainability Disclosure Standards
S2 climate-related disclosures
(IFRS S2)

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
Adopting the standards is dependent on local jurisdictions, which will result in a different date of first application for different countries across the world. Voluntary adoption is permitted. The effective date for application in South Africa has not been announced, therefore the Group will not apply IFRS S1 and IFRS S2 from 1
January 2024. The Group is in process of assessing the potential future impact of
IFRS S1 and IFRS S2.
1 January 2024[2]
1Effective date refers to annual period beginning on or after the effective date
2Not yet adopted by the Group since the implementation date for South Africa has not yet been determined
AFR – 64
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Standards, interpretations and amendments to published standards which are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that apply to the accounting periods beginning on or after 1 January 2025 but have not been early adopted by the Group. The standards, amendments and interpretations that are applicable to the Group are:

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
1 January 2025
Amendments to the classification and measurement of financial instruments (Amendments to IFRS 9 Financial Instruments (IFRS 9) and IFRS 7 Financial Instruments: Disclosures (IFRS 7))[2]
The amendments provide guidance on the classification of financial assets with contingent features. Under IFRS 9, it was unclear whether the contractual cash flows of some financial assets with ESG-linked features represented the solely payments of principal and interest (SPPI) criterion, which is a condition for measurement at amortised cost. The amendments apply to all contingent features, not just ESG-linked features and introduce an additional SPPI test for financial assets with contingent features that are not related directly to a change in basic lending risks or costs. The amendments also include additional disclosures for all financial assets and financial liabilities that have certain contingent features that are not related directly to a change in basic lending risks or costs, and are not measured at fair value through profit or loss. The amendments to IFRS
9 also clarifies when a financial asset and financial liability is recognised and derecognised and provides an exception for certain financial liabilities settled using an electronic payment system. The exception allows for financial liabilities to be derecognised before the settlement date if certain criteria are met.
1 January 2026
Annual improvements to IFRS Accounting Standards (Amendments to IFRS 7, IFRS 9, IFRS 10 Consolidated Financial Statements, and IAS 7 Statement of Cash Flows)[2]
The IASB published annual improvements to IFRS Accounting Standards relating to various standards applied by the Group in the consolidated financial statements. The amendments are primarily clarifications, internal referencing updates and editorial changes to IFRS Accounting Standards.
1 January 2026
Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7)[2]
The amendments address challenges in contracts referencing nature-dependent electricity, referred to as renewable power purchase agreements (PPAs). The amendments include the own-use exemption for purchasers in PPAs and hedge accounting requirements for purchasers and sellers in PPAs. To apply the own-use exemption to a PPA, IFRS 9 currently requires the contract to be for receipt of electricity in line with the entity’s expected purchase or usage requirements. The amendments allow an entity to apply the own-use exemption to PPAs if the entity is, and expects to be, a net-purchaser of electricity for the contract period.
1 January 2026
IFRS 18 Presentation and Disclosure in Financial Statements (IFRS 18)
IFRS 18 was issued to address the need for more relevant information in financial statements. IFRS 18 will have no impact on net profit, however it will change how the
Group's results are presented on the consolidated income statement and information disclosed in the notes to the consolidated financial statements. This also includes disclosure of certain non-GAAP measures, which will form part of the audited consolidated financial statements. IFRS 18 introduces a more structured income statement such as a newly defined subtotal for operating profit and a requirement for entities to allocate all income and expenses between three new distinct categories based on the entity’s main business activities (operating, investing, and financing activities). IFRS 18 also requires entities to analyse their operating expenses directly on the income statement, which is either by nature, by function or using a mixed presentation.
IFRS 18 also requires entities to report some of their non-GAAP measures in the financial statements. It introduces a narrow definition for management performance measures
(MPM) and requires MPMs to be a subtotal of income and expenses that is used in public communications outside of the financial statements and reflective of management’s view of financial performance of an entity as a whole.
Management is in the process of assessing the potential impact on the Group's consolidated financial statements.
1 January 2027
1Effective date refers to annual period beginning on or after said date
2No material impact expected
AFR – 65
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Significant accounting judgements and estimates
The preparation of the consolidated financial statements requires the Group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases valuation techniques. Actual results could differ from those estimates.
For material accounting policies that are subject to significant judgement, estimates and assumptions, see the following notes to the consolidated financial statements:

Accounting policy	Note to the consolidated financial statements
Unconsolidated structured entities	1 - Consolidation
Revenue	3 - Revenue
Cash-settled share-based payment obligation	6 - Share-based payments
Royalties, mining and income tax, and deferred tax	11 - Royalties, mining and income tax, and deferred tax
Property, plant and equipment	14 - Property, plant and equipment
Business combinations	16 - Acquisitions
Goodwill	17 - Goodwill and other intangibles
Equity-accounted investments	18 - Equity-accounted investments
Other investments	20 - Other investments
Other receivables and other payables	22 - Other receivables and other payables
Inventories	23 - Inventories
Borrowings and derivative financial instrument	28 - Borrowings and derivative financial instrument
Environmental rehabilitation obligation	30 - Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	31 - Occupational healthcare obligation
Deferred revenue	32 - Deferred revenue
Contingent liabilities	38 - Contingent liabilities/assets
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
For the year ended  31 December 2024
1.3  Consolidation
AFR – 67
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
1The NCI in the statement of changes in equity at 31 December 2024, relates to the attributable share of accumulated profits of DRDGOLD, Group Technical Security
Management Proprietary Limited (GTSM) and Keliber OY (see note 27)
2Witwatersrand Consolidated Gold Resources Proprietary Limited (Wits Gold) has ceded and pledged its shares in K2013164354 Proprietary Limited (K2013) (a dormant entity) and K2013 has ceded and pledged it shares in Sibanye Gold Eastern Operations Proprietary Limited (SGEO) in favour of the lenders of the Burnstone Debt (see note
28.6)
3Rand Uranium Proprietary Limited (Rand Uranium) and Ezulwini Mining Company Proprietary Limited (Ezulwini) together own a number of underground and surface mining operations. These operations report to the Group’s chief operating decision maker (the executive management team) as a separate segment, namely Cooke
4In terms of the Rustenburg operation transaction, a 26% stake in Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM) was acquired through Newshelf 1335
Proprietary Limited (B-BBEE SPV). The shareholders of B-BBEE SPV are Rustenburg Mine Employees Trust (30.4%), Rustenburg Mine Community Development Trust (24.8%),
Bakgatla-Ba-Kgafela Investment Holdings (24.8%) and Siyanda Resources Proprietary Limited (20.0%). The Rustenburg Mine Employees Trust and the Rustenburg Mine
Community Development Trust are controlled and consolidated by Sibanye-Stillwater and cash-settled share-based payment obligations amounting to R864 million and
R705 million, respectively, are eliminated upon consolidation
5The Group has no current or contractual obligation to provide financial support to any of its structured entities
6Sibanye-Stillwater recognises no NCI in Akanani on a similar basis as described for Western Platinum Proprietary Limited (WPL) and Eastern Platinum Proprietary Limited
(EPL) below (see footnote 7 below), since a revised shareholders' agreement replaced the equity interests with a right to receive dividends
7Sibanye-Stillwater recognises no NCI in WPL and EPL. The shareholding of Lonplats Employee Share Ownership Trust (Employee Trust) (3.8%,) the Bapo Ba Mogale Local
Economic Development Trust (Bapo Trust) (0.9%) and Lonplats Marikana Community Development Trust (Community Trust) (0.9%) (together Marikana Trusts) is not considered since these trusts are controlled and consolidated by Sibanye-Stillwater. Cash-settled share-based payment obligations amounting to R631 million relating to the Marikana Trusts are eliminated upon consolidation. In addition, as a result of the Marikana broad-based black economic empowerment (B-BBEE) transaction (see note 6.5), the equity interests of  shareholders in WPL and EPL, including all non-controlling shareholders, were replaced with the right to receive dividends. As a result, the effective shareholding interests were replaced by a share-based payment obligation and dividend obligation for entities not forming part of the Group (see note 6.5 and
22.2)
8Effective 10 January 2020, the Group exercised its option to acquire an additional 12.05% in DRDGOLD. The consideration amounted to R1,086 million for the subscription of 168,158,944 additional new ordinary shares resulting in a 50.1% shareholding in DRDGOLD. The effective shareholding at 31 December 2024 was 50.23% (2023: 50.28%
and 2022: 50.33%) after considering treasury shares held by DRDGOLD (see note 27.1)
9At 31 December 2024, the Group had a 40% legal interest in Peregrine Metals Limited (Peregrine), as a result of completion of the Initial Earn-in arrangement of 60% by
Aldebaran Resources Inc. (Aldebaran) during August 2023 (see note 18.3)
10The Group has a 76% legal interest in the Newshelf 1114 Proprietary Limited (Newshelf 1114) group and the NCI can acquire a further 2% legal shareholding once they have implemented the necessary funding structure. However, no accounting NCI is recognised, since the NCI’s vendor loan financing exceeds their proportionate interest in Newshelf 1114 and therefore no effective shareholding exists
11The Group has an effective shareholding of 79.82% (2023: 79.82%, 2022: 85.90%) in Keliber OY at 31 December 2024. Keliber Oy is incorporated in Finland. The Group's effective shareholding in Keliber OY at 31 December 2022 of 85.90% compared to a legal interest of 84.96% was due to put options held by shareholders holding approximately 1% in the share capital of Keliber and that could be exercised at fair value less 10% (see note 27.1)
12The Group acquired a 100% shareholding in the Century on 10 May 2023 and also exercised its option to acquire a 100% shareholding in Copper Mines of Tasmania
Proprietary Limited which owns the Mt Lyell copper mine
13The Group, through Sibanye Reldan Holdco Inc., acquired a 100% shareholding in the Reldan Group of Companies (Reldan) on 15 March 2024 (see note 16.1)
AFR – 68
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Subsidiaries
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
Inter-company transactions, balances and unrealised gains or losses on transactions between Group companies are eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Unconsolidated structured entities
In assessing whether the Group controls a special purpose vehicle (SPV), significant judgements include the extent of the Group's involvement in the setup and design of the power purchase agreement (PPA) including decisions related to the underlying infrastructure, whether there is any financial recourse to the Group in relation to financing the SPV or any project-related risk, as well as terms and conditions of any options to acquire the underlying power generating infrastructure.
During 2023, the Group entered into two substantially similar wind energy power purchase agreements. The PPA is a 89-megawatt (MW)
project entered into by Sibanye Energy Proprietary Limited (Sibanye Energy). This clean energy will be generated by the Castle Wind Farm
(Castle), located near the town of De Aar in the Northern Cape province of South Africa, and will supply the SA operations via a wheeling agreement with Eskom. Under the terms of the 15-year PPA, Castle is funded, built, and operated by a project consortium. The Group has an option to acquire the project company or plant at the end of the 15-year PPA in exchange for an additional payment incorporated into the energy tariff as well as a nominal exercise price. Alternatively, the PPA can be extended for an additional period of five years, whereafter it can be further extended for a period agreed between the parties. Other than in the event of default on electricity payments to be made by the Group, there is no recourse to the Group for funding or project-related risk. Castle became operational during Q1 2025.
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
During 2024, Sibanye-Stillwater concluded an additional 140MW wind energy project, the Umsinde Emoyeni Wind Farm, located on the border between the Northern Cape Province and the Western Cape Province near Murraysburg, South Africa. Commercial operation is scheduled for Q4 2026. The project will supply Sibanye-Stillwater’s SA operations utilising the national grid through a secured wheeling agreement with Eskom. Under the terms of a 20-year PPA with Sibanye-Stillwater, the project will be fully funded by a project consortium which will build, own and operate the project. The arrangement does not contain any fixed or minimum payments and the Group does not have an option to purchase the wind farm.
The Group holds no shareholding or voting interest in the project companies and did not provide a guarantee for any of the obligations of these companies towards their shareholders or funders. Management concluded that the Group does not control the project companies under IFRS 10 Consolidated Financial Statements (IFRS 10) since it does not have power over the relevant activities as contemplated in IFRS
10. At the reporting date, there were no assets or liabilities recognised by the Group relating to the project companies and no financial or other support had been provided. There is also no intention to provide financial or other support to the project companies, other than payment of the electricity tariff in future periods when electricity is produced
Transactions with shareholders
Transactions with owners in the capacity as equity participants are not recognised in profit or loss, but instead are recognised in equity with a corresponding change in assets or liabilities. Changes in a parent’s ownership interest in a subsidiary that does not result in the parent losing control of the subsidiary are equity transactions.
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
For the year ended  31 December 2024
Foreign operations
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•Assets and liabilities are translated at the exchange rate ruling at the reporting date. Equity items are translated at historical rates. The income and expenses are translated at the average exchange rate for the year, unless this average is not a reasonable approximation of the rates prevailing on the transaction dates, in which case these items are translated at the rate prevailing on the date of the transaction. Exchange differences on translation are accounted for in other comprehensive income. These differences are recognised in profit or loss upon realisation of the underlying operation
•Exchange differences arising from the translation of the net investment in foreign operations, which includes certain long-term borrowings (i.e. the reporting entity’s interest in the net assets of that operation), are taken to other comprehensive income. When a foreign operation is sold, exchange differences that were recorded in other comprehensive income are recognised in profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss. If a company in the Group repays a portion of long-term borrowings forming part of a net investment in foreign operations, amounts previously recorded in other comprehensive income are only recognised in profit or loss upon disposal of the relevant operation. These amounts are reclassified to profit or loss through OCI, consistent with where the amounts were previously included.
•Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at each reporting date at the closing rate
1.5  Comparatives
Restatement of other comprehensive income, net of tax
The Group restated its OCI for the years ended 31 December 2022 and 31 December 2023 as presented on the consolidated statement of other comprehensive income and consolidated statement of changes in equity, to include the amount of the foreign currency translation reserve (FCTR) reclassified to profit or loss. The reclassified FCTR amount related to the deregistration of dormant subsidiaries in the Group, which was accounted for as reclassifications of the related FCTR balances from OCI to profit or loss in accordance with the Group's policy disclosed in note 1.4. Management identified that they incorrectly presented and disclosed the reclassification of FCTR as a separate line item in the consolidated statement of changes in equity, rather than to include the reclassification of the FCTR balances in the applicable line item disclosed in the consolidated statement of other comprehensive income in accordance with IAS 1 paragraph 93, which requires reclassification adjustments to be presented and disclosed with the related component of OCI in the period that the adjustment is reclassified to profit or loss.
The impact of the previous presentation and disclosure resulted in the OCI and total comprehensive income, net of tax, disclosed in the consolidated statement of other comprehensive income to be overstated by R14 million (2022) and R1,663 million (2023). This does not have an impact on the closing balances of reserves disclosed in the consolidated statement of changes in equity, the consolidated statement of financial position, the consolidated income statement and the consolidated statement of cash flows.
The impact of the restatement on the consolidated financial statements is illustrated in the table below:

	31 December 2023			31 December 2022
Figures in million – SA rand	As previously presented	Adjustment	As restated	As previously presented	Adjustment	As restated
Consolidated statement of other comprehensive income
Other comprehensive income, net of tax	4,648	(1,663)	2,985	2,369	(14)	2,355
Foreign currency translation adjustments	5,232	(1,663)	3,569	3,840	(14)	3,826
Total comprehensive income	(32,782)	(1,663)	(34,445)	21,349	(14)	21,335
Attributable to:
Owners of Sibanye-Stillwater	(33,184)	(1,663)	(34,847)	20,671	(14)	20,657
Non-controlling interests	402	—	402	678	—	678

Consolidated statement of changes in equity
Foreign currency translation reserve[1]
Balance at the beginning of the year	5,786	—	5,786	1,940	—	1,940
Total comprehensive income for the year	5,232	(1,663)	3,569	3,798	(14)	3,784
Other comprehensive income, net of tax	5,232	(1,663)	3,569	3,798	(14)	3,784
Foreign exchange movement recycled through profit or loss	(1,663)	1,663	—	(14)	14	—
Balance at the end of the year[2]	9,284	—	9,284	5,786	—	5,786
1The restatement only impacts the foreign currency translation reserve in the consolidated statement of changes in equity. It has no impact on non-controlling interests
2The restatement has no impact on the consolidated statement of financial position, consolidated income statement and consolidated statement of cash flows, as well as no impact on earnings per share or headline earnings per share
AFR – 70
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
1.6  Assets and associated liabilities classified as held for sale
During the six months ended 31 December 2024, the Group agreed to sell the Beatrix 4 shaft which forms part of the Beatrix gold operations and includes the Beisa uranium project, to Neo Energy Metals Plc. (Neo Energy). The transaction will allow the Beisa project to be developed by Neo Energy, while Sibanye-Stillwater will retain exposure to future uranium production. The Beatrix 4 shaft was placed on care and maintenance by Sibanye-Stillwater in 2023 primarily due to declining gold reserves and a depressed uranium price, which has subsequently recovered. The transaction includes total consideration of R500 million, comprising R250 million cash and R250 million in newly issued shares in Neo Energy (equalling approximately 40% shareholding in Neo Energy at the time of signing the sale agreement). The transaction was subject to certain outstanding conditions precedent at the reporting date, however the assets and liabilities associated with the transaction were classified as held for sale in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and
Discontinued Operations. Neo Energy will assume responsibility for all Beatrix 4 shaft rehabilitation and environmental liabilities, which amounts to a carrying value of R451 million at 31 December 2024. Property, plant and equipment of
R30 million relating to the Beatrix 4 shaft disposal, which is measured at the lower of its carrying value and fair value less cost to sell, is included in assets held for sale at 31 December 2024. At 31 December 2024, other assets classified as assets held for sale amount to
R40 million.
AFR – 71
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
2.    Segment reporting

Accounting Policy
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker and is based on individual mining operations (operating segments) per geographic area. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive management team that makes strategic decisions.

The table below summarises the segmental information disclosed in note 2.1 and 2.2:

		31 December 2024								31 December 2023								31 December 2022
		Group	America s	Southern Africa			Europe	Australia	Group	Group	Americas	Southern Africa			Europe	Australia	Group	Group	Americas	Southern Africa			Europe	Group
Figures in million – SA rand	Notes	Total	Total US operatio ns	Total SA operatio ns	Total SA PGM	Total SA gold	Total EU operatio ns	Total AUS operatio ns	Group Corpor ate and reconci ling items[1]	Total	Total US PGM operatio ns	Total SA operatio ns	Total SA PGM	Total SA gold	Total EU operati ons	Total AUS operatio ns	Group Corpor ate and reconci ling items[1]	Total	Total US PGM operatio ns	Total SA operatio ns	Total SA PGM	Total SA gold	Total EU operati ons	Group Corpor ate and reconci ling items[1]
Revenue		112,129	23,087	82,402	51,257	31,145	2,784	3,983	(127)	113,684	23,812	84,736	55,593	29,143	3,024	2,251	(139)	138,288	46,090	89,507	71,665	17,842	3,140	(449)
Underground		78,867	9,207	69,787	48,314	21,473	—	—	(127)	83,612	10,494	73,257	52,375	20,882	—	—	(139)	92,325	13,823	78,951	68,182	10,769	—	(449)
Surface		16,598	—	12,615	2,943	9,672	—	3,983	—	13,730	—	11,479	3,218	8,261	—	2,251	—	10,556	—	10,556	3,483	7,073	—	—
Recycling/processing		16,664	13,880	—	—	—	2,784	—	—	16,342	13,318	—	—	—	3,024	—	—	35,407	32,267	—	—	—	3,140	—
Cost of sales, before amortisation and depreciation		(96,398)	(23,128)	(66,560)	(42,963)	(23,597)	(3,384)	(3,326)	—	(89,756)	(22,391)	(60,780)	(36,699)	(24,081)	(4,329)	(2,256)	—	(94,537)	(38,452)	(52,454)	(32,280)	(20,174)	(3,631)	—
Underground		(67,784)	(9,848)	(57,936)	(40,994)	(16,942)	—	—	—	(62,482)	(9,680)	(52,802)	(34,819)	(17,983)	—	—	—	(52,734)	(7,459)	(45,275)	(30,528)	(14,747)	—	—
Surface		(11,950)	—	(8,624)	(1,969)	(6,655)	—	(3,326)	—	(10,234)	—	(7,978)	(1,880)	(6,098)	—	(2,256)	—	(7,179)	—	(7,179)	(1,752)	(5,427)	—	—
Recycling/processing		(16,664)	(13,280)	—	—	—	(3,384)	—	—	(17,040)	(12,711)	—	—	—	(4,329)	—	—	(34,624)	(30,993)	—	—	—	(3,631)	—
Amortisation and depreciation		(8,810)	(2,105)	(6,547)	(3,647)	(2,900)	(38)	(118)	(2)	(10,012)	(3,390)	(5,357)	(2,975)	(2,382)	(206)	(1,059)	—	(7,087)	(2,803)	(4,126)	(2,418)	(1,708)	(158)	—
Interest income		1,337	313	966	468	498	53	2	3	1,369	213	1,089	478	611	53	10	4	1,203	309	893	402	491	—	1
Finance expense		(4,571)	(1,791)	(1,948)	(611)	(1,337)	(204)	(302)	(326)	(3,299)	(1,134)	(1,603)	(706)	(897)	(67)	(184)	(311)	(2,840)	(952)	(1,547)	(831)	(716)	(15)	(326)
Share-based payments		(251)	(35)	(178)	(99)	(79)	(13)	(5)	(20)	(113)	(39)	(71)	(18)	(53)	6	—	(9)	(218)	(47)	(169)	(73)	(96)	—	(2)
Gain/(loss)on financial instruments	7	5,433	1,869	3,128	2,341	787	772	(269)	(67)	235	(2,064)	1,938	1,957	(19)	(168)	515	14	(4,279)	(242)	(4,188)	(3,477)	(711)	144	7
Gain/(loss) on foreign exchange differences		(215)	(3)	(74)	(53)	(21)	(97)	12	(53)	1,973	12	1,920	1,894	26	55	(39)	25	616	(8)	623	208	415	(49)	50
Share of results of equity- accounted investees after tax		212	(7)	230	(97)	327	—	—	(11)	(1,174)	—	(1,156)	(1,471)	315	—	—	(18)	1,287	—	1,298	1,062	236	—	(11)
Other costs	8.1	(4,722)	(314)	(3,470)	(1,259)	(2,211)	(489)	(237)	(212)	(5,858)	(108)	(3,411)	(1,441)	(1,970)	(2,096)	(223)	(20)	(3,679)	(129)	(3,379)	(1,616)	(1,763)	(116)	(55)
Other income	8.2	2,630	863	452	202	250	1,030	213	72	1,232	12	1,071	571	500	102	42	5	1,110	102	963	385	578	45	—
Gain/(loss) on disposal of property, plant and equipment		55	(40)	95	33	62	—	—	—	105	(45)	150	79	71	—	—	—	162	5	157	54	103	—	—
(Impairments)/reversal of impairments	10	(9,173)	(8,824)	(17)	(124)	107	(221)	(111)	—	(47,454)	(38,919)	(3,239)	(506)	(2,733)	(1,607)	(3,689)	—	6	—	6	6	—	—	—
Gain on acquisition		—	—	—	—	—	—	—	—	898	—	898	898	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain		76	—	76	—	76	—	—	—	365	—	365	—	365	—	—	—	211	—	211	—	211	—	—
Restructuring costs		(550)	(126)	(424)	(271)	(153)	—	—	—	(515)	(41)	(474)	(351)	(123)	—	—	—	(363)	(2)	(361)	(26)	(335)	—	—
Transaction costs		(851)	(213)	—	—	—	(193)	(21)	(424)	(474)	(27)	—	—	—	—	(2)	(445)	(152)	(8)	(2)	(3)	1	—	(142)
Royalties and carbon tax		(545)	—	(329)	(212)	(117)	—	(216)	—	(1,052)	—	(921)	(805)	(116)	—	(131)	—	(1,824)	—	(1,824)	(1,772)	(52)	—	—
Mining and income tax		(1,496)	(61)	(1,421)	(1,097)	(324)	4	—	(18)	2,416	7,612	(5,116)	(4,152)	(964)	(44)	(2)	(34)	(8,924)	(340)	(8,541)	(9,705)	1,164	(39)	(4)
Current taxation		(1,418)	(146)	(1,261)	(1,246)	(15)	—	—	(11)	(3,178)	343	(3,408)	(3,081)	(327)	(80)	(2)	(31)	(9,282)	(655)	(8,623)	(8,373)	(250)	—	(4)
Deferred taxation		(78)	85	(160)	149	(309)	4	—	(7)	5,594	7,269	(1,708)	(1,071)	(637)	36	—	(3)	358	315	82	(1,332)	1,414	(39)	—
(Loss)/profit for the year		(5,710)	(10,515)	6,381	3,868	2,513	4	(395)	(1,185)	(37,430)	(36,497)	10,039	12,346	(2,307)	(5,277)	(4,767)	(928)	18,980	3,523	17,067	21,581	(4,514)	(679)	(931)
Sustaining capital expenditure		(4,489)	(633)	(3,497)	(2,566)	(931)	(173)	(186)	—	(6,056)	(2,180)	(3,514)	(2,057)	(1,457)	(248)	(114)	—	(4,946)	(1,185)	(3,671)	(2,056)	(1,615)	(90)	—
Ore reserve development		(7,229)	(1,920)	(5,309)	(2,472)	(2,837)	—	—	—	(9,137)	(3,889)	(5,248)	(2,551)	(2,697)	—	—	—	(6,640)	(2,887)	(3,753)	(2,123)	(1,630)	—	—
Growth projects		(10,822)	(291)	(4,292)	(807)	(3,485)	(6,221)	(16)	(2)	(6,886)	(774)	(3,591)	(1,038)	(2,553)	(2,470)	(51)	—	(4,313)	(1,345)	(2,239)	(925)	(1,314)	(729)	—
Total capital expenditure		(22,540)	(2,844)	(13,098)	(5,845)	(7,253)	(6,394)	(202)	(2)	(22,079)	(6,843)	(12,353)	(5,646)	(6,707)	(2,718)	(165)	—	(15,899)	(5,417)	(9,663)	(5,104)	(4,559)	(819)	—
			note 2.1				note 2.2				note 2.1				note 2.2				note 2.1				note 2.2
1Group corporate includes the Wheaton Stream transaction and mainly includes, corporate tax, interest and transaction costs
AFR – 72
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
2.1    US PGM and total SA operations

Figures in million – SA rand	Total US operations	Total US PGM	Undergro und	Recycling	Reldan operations[1]	Total SA operations	Total SA PGM	Rustenbur g	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling items[2]	Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate and reconciling items[2]
2024
Revenue	23,087	16,781	9,207	7,574	6,306	82,402	51,257	19,515	25,311	5,182	1,249	3,104	(3,104)	31,145	9,848	6,769	5,329	1,697	7,068	434
Underground	9,207	9,207	9,207	—	—	69,787	48,314	17,469	25,311	5,182	352	3,104	(3,104)	21,473	9,759	5,970	5,310	—	—	434
Surface	—	—	—	—	—	12,615	2,943	2,046	—	—	897	—	—	9,672	89	799	19	1,697	7,068	—
Recycling/processing	13,880	7,574	—	7,574	6,306	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[3,4]	(23,128)	(17,096)	(9,848)	(7,248)	(6,032)	(66,560)	(42,963)	(16,601)	(20,912)	(4,624)	(826)	(2,483)	2,483	(23,597)	(6,948)	(6,326)	(4,260)	(1,579)	(4,484)	—
Underground	(9,848)	(9,848)	(9,848)	—	—	(57,936)	(40,994)	(15,292)	(20,912)	(4,624)	(166)	(2,483)	2,483	(16,942)	(6,933)	(5,774)	(4,235)	—	—	—
Surface	—	—	—	—	—	(8,624)	(1,969)	(1,309)	—	—	(660)	—	—	(6,655)	(15)	(552)	(25)	(1,579)	(4,484)	—
Recycling/processing	(13,280)	(7,248)	—	(7,248)	(6,032)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(2,105)	(1,934)	(1,929)	(5)	(171)	(6,547)	(3,647)	(1,162)	(1,884)	(487)	(43)	(334)	263	(2,900)	(1,380)	(788)	(395)	—	(312)	(25)
Interest income	313	305	305	—	8	966	468	86	224	135	23	6	(6)	498	81	82	46	27	230	32
Finance expense	(1,791)	(1,761)	(1,761)	—	(30)	(1,948)	(611)	(3,240)	(392)	(131)	—	(45)	3,197	(1,337)	(260)	(294)	(193)	(132)	(78)	(380)
Share-based payments	(35)	(35)	(35)	—	—	(178)	(99)	(31)	(47)	(18)	(1)	—	(2)	(79)	(17)	(12)	(7)	—	(27)	(16)
Gain/(loss) on financial instruments	1,869	1,733	1,733	—	136	3,128	2,341	11,878	1,249	(2)	—	—	(10,784)	787	19	18	11	39	19	681
(Loss)/gain on foreign exchange differences	(3)	(5)	(5)	—	2	(74)	(53)	66	(31)	(73)	3	(129)	111	(21)	—	—	—	—	11	(32)
Share of results of equity-accounted investees after tax	(7)	—	—	—	(7)	230	(97)	—	—	—	—	—	(97)	327	—	—	—	—	—	327
Other costs[5]	(314)	(309)	(309)	—	(5)	(3,470)	(1,259)	(2)	(789)	(259)	(235)	(5)	31	(2,211)	(66)	(369)	(39)	(1,232)	(24)	(481)
Other income	863	863	863	—	—	452	202	1	158	1	—	3	39	250	3	—	13	—	1	233
(Loss)/gain on disposal of property, plant and equipment	(40)	(40)	(40)	—	—	95	33	17	15	1	—	(1)	1	62	18	17	24	—	1	2
(Impairments)/reversal of impairments	(8,824)	(8,824)	(8,824)	—	—	(17)	(124)	—	(112)	9	—	(26)	5	107	—	—	—	—	—	107
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	—	—	—	—	—	76	—	—	—	—	—	—	—	76	—	—	—	—	—	76
Restructuring costs	(126)	(126)	(126)	—	—	(424)	(271)	(47)	(218)	(4)	—	—	(2)	(153)	(14)	(3)	(10)	—	—	(126)
Transaction costs	(213)	(26)	(26)	—	(187)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	—	—	(329)	(212)	(82)	(118)	(12)	—	(131)	131	(117)	(49)	(34)	(56)	(6)	—	28
Mining and income tax	(61)	(88)			27	(1,421)	(1,097)	(545)	(456)	—	(46)	(56)	6	(324)	(576)	(421)	(351)	—	(650)	1,674
Current taxation	(146)	(21)			(125)	(1,261)	(1,246)	(673)	(437)	(17)	(39)	—	(80)	(15)	(3)	(2)	(1)	—	3	(12)
Deferred taxation	85	(67)			152	(160)	149	128	(19)	17	(7)	(56)	86	(309)	(573)	(419)	(350)	—	(653)	1,686
(Loss)/profit for the year	(10,515)	(10,562)			47	6,381	3,868	9,853	1,998	(282)	124	(97)	(7,728)	2,513	659	(1,361)	112	(1,186)	1,755	2,534

Cost of sales before amortisation and depreciation consists of the following[4]:
Salaries and wages	(4,947)	(4,687)	(4,687)	—	(260)	(25,546)	(16,691)	(5,806)	(8,533)	(2,301)	(51)	(45)	45	(8,855)	(3,388)	(2,438)	(2,002)	(262)	(765)	—
Consumable stores	(2,852)	(2,808)	(2,808)	—	(44)	(18,789)	(13,232)	(3,617)	(7,653)	(1,776)	(186)	—	—	(5,557)	(1,338)	(1,239)	(938)	(687)	(1,355)	—
Utilities	(624)	(613)	(613)	—	(11)	(10,362)	(4,658)	(1,975)	(1,937)	(744)	(2)	(259)	259	(5,704)	(2,228)	(1,679)	(497)	(683)	(617)	—
Mine contracts	(920)	(920)	(920)	—	—	(5,529)	(2,368)	(693)	(379)	(1,092)	(204)	—	—	(3,161)	(700)	(654)	(429)	(511)	(867)	—
Recycling	(13,280)	(7,248)	—	(7,248)	(6,032)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	(505)	(820)	(820)	—	315	(6,334)	(6,014)	(4,510)	(2,410)	1,289	(383)	(2,179)	2,179	(320)	706	(316)	(394)	564	(880)	—
Total cost of sales before amortisation and depreciation	(23,128)	(17,096)	(9,848)	(7,248)	(6,032)	(66,560)	(42,963)	(16,601)	(20,912)	(4,624)	(826)	(2,483)	2,483	(23,597)	(6,948)	(6,326)	(4,260)	(1,579)	(4,484)	—

Capital expenditure
Sustaining capital expenditure	(633)	(623)	(611)	(12)	(10)	(3,497)	(2,566)	(903)	(1,118)	(503)	(42)	(548)	548	(931)	(380)	(247)	(64)	—	(240)	—
Ore reserve development	(1,920)	(1,920)	(1,920)	—	—	(5,309)	(2,472)	(699)	(1,773)	—	—	—	—	(2,837)	(1,663)	(932)	(242)	—	—	—
Growth projects	(291)	(291)	(291)	—	—	(4,292)	(807)	(101)	(680)	—	(18)	—	(8)	(3,485)	—	—	—	—	(3,131)	(354)
Total capital expenditure	(2,844)	(2,834)	(2,822)	(12)	(10)	(13,098)	(5,845)	(1,703)	(3,571)	(503)	(60)	(548)	540	(7,253)	(2,043)	(1,179)	(306)	—	(3,371)	(354)
1Reldan's results are included for the nine and a half months ended 31 December 2024 since the effective date of acquisition (see note 16.1)
2Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
3Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R4,784 million. This write-down mainly relates to PGM in process and PGM finished goods of R3,843 million and R844 million, respectively, of which R3,774 million, R588 million, R264 million and R61 million, relates to Stillwater, SRPM, Kroondal and Marikana, respectively, as a result of the lower commodity price environment
AFR – 73
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
4The Group disaggregated the cost of sales before amortisation and depreciation amount (see note 4) to conform with the IFRS Accounting Standards requirement to disclose, separately, material items of income or expense for 2024, 2023 and 2022
5Other costs includes care and maintenance costs which were mainly incurred at Cooke (R970 million), Kloof (R340 million), Burnstone (R194 million) and Marikana (R69 million)
AFR – 74
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024

Figures in million – SA rand	Total US PGM operations	Undergroun d	Recycling	Total SA operations	Total SA PGM	Rustenburg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling items[1]	Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate and reconciling items[1]
2023
Revenue	23,812	10,494	13,318	84,736	55,593	22,722	27,282	4,563	1,026	3,217	(3,217)	29,143	8,292	8,833	4,804	1,398	5,816	—
Underground	10,494	10,494	—	73,257	52,375	20,530	27,282	4,563	—	3,217	(3,217)	20,882	8,106	8,062	4,714	—	—	—
Surface	—	—	—	11,479	3,218	2,192	—	—	1,026	—	—	8,261	186	771	90	1,398	5,816	—
Recycling	13,318	—	13,318	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(22,391)	(9,680)	(12,711)	(60,780)	(36,699)	(15,147)	(16,961)	(3,950)	(641)	(2,409)	2,409	(24,081)	(6,567)	(8,149)	(4,059)	(1,266)	(4,040)	—
Underground	(9,680)	(9,680)	—	(52,802)	(34,819)	(13,908)	(16,961)	(3,950)	—	(2,409)	2,409	(17,983)	(6,468)	(7,552)	(3,963)	—	—	—
Surface	—	—	—	(7,978)	(1,880)	(1,239)		—	(641)	—	—	(6,098)	(99)	(597)	(96)	(1,266)	(4,040)	—
Recycling	(12,711)	—	(12,711)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(3,390)	(3,386)	(4)	(5,357)	(2,975)	(1,135)	(1,537)	(234)	(47)	(475)	453	(2,382)	(1,015)	(796)	(328)	(1)	(194)	(48)
Interest income	213	213	—	1,089	478	50	248	126	42	32	(20)	611	75	73	41	24	311	87
Finance expense	(1,134)	(1,134)	—	(1,603)	(706)	(4,066)	(413)	(122)	—	(28)	3,923	(897)	(116)	(126)	(113)	(113)	(72)	(357)
Share-based payments	(39)	(39)	—	(71)	(18)	(9)	(13)	5	—	—	(1)	(53)	(3)	(2)	—	—	(25)	(23)
(Loss)/gain on financial instruments	(2,064)	(2,064)	—	1,938	1,957	5,067	1,753	(148)	—	—	(4,715)	(19)	23	18	13	28	14	(115)
Gain/(loss) on foreign exchange differences	12	12	—	1,920	1,894	(5)	1,703	165	33	(233)	231	26	—	—	—	—	5	21
Share of results of equity-accounted investees after tax	—	—	—	(1,156)	(1,471)	—	8	—	—	—	(1,479)	315	—	—	—	—	—	315
Other costs[3]	(108)	(108)	—	(3,411)	(1,441)	83	(696)	(124)	(282)	(30)	(392)	(1,970)	(79)	(147)	(267)	(887)	(20)	(570)
Other income	12	12	—	1,071	571	2	164	50	—	37	318	500	3	—	19	(19)	1	496
(Loss)/gain on disposal of property, plant and equipment	(45)	(45)	—	150	79	33	44	3	—	(1)	—	71	23	15	16	—	10	7
Reversal of impairments/(impairments)	(38,919)	(38,919)	—	(3,239)	(506)	(2)	—	(21)	—	(2,287)	1,804	(2,733)	(2)	(1,616)	—	—	—	(1,115)
Gain on acquisition	—	—	—	898	898	—	—	898	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	—	—	—	365	—	—	—	—	—	—	—	365	—	—	—	—	—	365
Restructuring costs	(41)	(41)	—	(474)	(351)	(94)	(206)	(50)	—	—	(1)	(123)	(25)	(232)	147	(4)	—	(9)
Transaction costs	(27)	(27)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Royalties and carbon tax	—	—	—	(921)	(805)	(355)	(442)	(9)	—	(133)	134	(116)	(41)	(44)	(24)	(6)	(1)	—
Mining and income tax	7,612			(5,116)	(4,152)	(1,734)	(2,161)	(99)	(35)	410	(533)	(964)	(814)	(571)	(469)	(1)	(432)	1,323
Current taxation	343			(3,408)	(3,081)	(1,195)	(1,621)	(124)	(11)	(38)	(92)	(327)	(2)	—	1	(1)	(305)	(20)
Deferred taxation	7,269			(1,708)	(1,071)	(539)	(540)	25	(24)	448	(441)	(637)	(812)	(571)	(470)	—	(127)	1,343
(Loss)/profit for the year	(36,497)			10,039	12,346	5,410	8,773	1,053	96	(1,900)	(1,086)	(2,307)	(246)	(2,744)	(220)	(847)	1,373	377

Cost of sales before amortisation and depreciation consists of the following:
Salaries and wages	(5,108)	(5,108)	—	(24,621)	(15,157)	(5,628)	(8,036)	(1,446)	(47)	(25)	25	(9,464)	(3,229)	(3,235)	(2,049)	(245)	(706)	—
Consumable stores	(3,467)	(3,467)	—	(18,551)	(12,569)	(3,359)	(7,962)	(1,069)	(179)	—	—	(5,982)	(1,395)	(1,728)	(979)	(668)	(1,212)	—
Utilities	(647)	(647)	—	(9,454)	(3,943)	(1,835)	(1,715)	(391)	(2)	(242)	242	(5,511)	(1,973)	(1,740)	(584)	(594)	(620)	—
Mine contracts	(2,076)	(2,076)	—	(5,400)	(2,346)	(1,234)	(227)	(668)	(217)	—	—	(3,054)	(708)	(696)	(518)	(391)	(741)	—
Recycling	(12,711)	—	(12,711)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	1,618	1,618	—	(2,754)	(2,684)	(3,091)	979	(376)	(196)	(2,142)	2,142	(70)	738	(750)	71	632	(761)	—
Total cost of sales before amortisation and depreciation	(22,391)	(9,680)	(12,711)	(60,780)	(36,699)	(15,147)	(16,961)	(3,950)	(641)	(2,409)	2,409	(24,081)	(6,567)	(8,149)	(4,059)	(1,266)	(4,040)	—

Capital expenditure
Sustaining capital expenditure	(2,180)	(2,178)	(2)	(3,514)	(2,057)	(644)	(1,097)	(286)	(30)	(1,057)	1,057	(1,457)	(490)	(421)	(114)	—	(432)	—
Ore reserve development	(3,889)	(3,889)	—	(5,248)	(2,551)	(669)	(1,882)	—	—	—	—	(2,697)	(1,461)	(912)	(324)	—	—	—
Growth projects	(774)	(774)	—	(3,591)	(1,038)	—	(893)	(20)	(125)	—	—	(2,553)	—	(117)	—	—	(882)	(1,554)
Total capital expenditure	(6,843)	(6,841)	(2)	(12,353)	(5,646)	(1,313)	(3,872)	(306)	(155)	(1,057)	1,057	(6,707)	(1,951)	(1,450)	(438)	—	(1,314)	(1,554)
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R1,694 million. This write-down mainly relates to PGM in process and PGM finished goods of R1,179 million and
R423 million, respectively, of which R1,374 million relates to Stillwater as a result of the lower commodity price environment
3Other costs includes care and maintenance costs which were mainly incurred at Cooke (R883 million), Kloof (R117 million), Beatrix (R261 million) and Marikana (R103 million)
AFR – 75
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024

Figures in million – SA rand	Total US PGM operations	Undergroun d	Recycling	Total SA operations	Total SA PGM	Rustenburg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling items[1]	Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate and reconciling items[1]
2022
Revenue	46,090	13,823	32,267	89,507	71,665	29,104	32,753	8,371	1,437	4,267	(4,267)	17,842	4,486	4,486	2,681	915	5,274	—
Underground	13,823	13,823	—	78,951	68,182	27,058	32,753	8,371	—	4,267	(4,267)	10,769	4,213	3,924	2,632	—	—	—
Surface	—	—	—	10,556	3,483	2,046	—	—	1,437	—	—	7,073	273	562	49	915	5,274	—
Recycling	32,267	—	32,267	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation	(38,452)	(7,459)	(30,993)	(52,454)	(32,280)	(13,546)	(14,603)	(3,548)	(583)	(1,936)	1,936	(20,174)	(5,281)	(6,381)	(3,910)	(822)	(3,780)	—
Underground	(7,459)	(7,459)	—	(45,275)	(30,528)	(12,377)	(14,603)	(3,548)	—	(1,936)	1,936	(14,747)	(5,085)	(5,821)	(3,841)	—	—	—
Surface	—	—	—	(7,179)	(1,752)	(1,169)	—	—	(583)	—	—	(5,427)	(196)	(560)	(69)	(822)	(3,780)	—
Recycling	(30,993)	—	(30,993)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation and depreciation	(2,803)	(2,799)	(4)	(4,126)	(2,418)	(981)	(1,205)	(180)	(40)	(342)	330	(1,708)	(721)	(469)	(305)	(3)	(176)	(34)
Interest income	309	81	228	893	402	43	214	109	30	102	(96)	491	68	57	35	35	265	31
Finance expense	(952)	(952)	—	(1,547)	(831)	(4,618)	(320)	(111)	—	(36)	4,254	(716)	(100)	(95)	(95)	(86)	(78)	(262)
Share-based payments	(47)	(47)	—	(169)	(73)	(27)	(36)	(9)	(1)	—	—	(96)	(20)	(15)	(10)	—	(19)	(32)
(Loss)/gain on financial instruments	(242)	(242)	—	(4,188)	(3,477)	(9,520)	(1,502)	—	—	(16)	7,561	(711)	7	8	6	—	—	(732)
(Loss)/gain on foreign exchange differences	(8)	(8)	—	623	208	155	(127)	165	5	(482)	492	415	—	—	—	—	4	411
Share of results of equity-accounted investees after tax	—	—	—	1,298	1,062	—	—	—	—	—	1,062	236	—	—	—	—	—	236
Other costs	(129)	(129)	—	(3,379)	(1,616)	161	(1,040)	(123)	(407)	(22)	(185)	(1,763)	(169)	(149)	(95)	(713)	(21)	(616)
Other income	102	102	—	963	385	2	220	133	—	1	29	578	2	—	—	(54)	85	545
Gain/(loss) on disposal of property, plant and equipment	5	5	—	157	54	20	35	—	—	(2)	1	103	16	19	9	—	10	49
Impairments	—	—	—	6	6	—	7	(1)	—	—	—	—	—	—	—	—	—	—
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	—	—	—	211	—	—	—	—	—	—	—	211	—	—	—	—	—	211
Restructuring costs	(2)	(2)	—	(361)	(26)	(10)	(13)	(3)	—	—	—	(335)	(6)	(33)	(290)	(2)	—	(4)
Transaction costs	(8)	(8)	—	(2)	(3)	—	(3)	—	—	—	—	1	—	—	—	—	—	1
Royalties and carbon tax	—	—	—	(1,824)	(1,772)	(1,023)	(735)	(13)	—	(127)	126	(52)	(22)	(22)	(3)	(5)	—	—
Mining and income tax	(340)	—	—	(8,541)	(9,705)	(3,759)	(4,459)	(1,348)	(122)	(346)	329	1,164	78	(187)	154	—	(351)	1,470
Current taxation	(655)			(8,623)	(8,373)	(3,169)	(3,766)	(1,288)	(130)	(208)	188	(250)	(6)	(3)	—	—	(226)	(15)
Deferred taxation	315			82	(1,332)	(590)	(693)	(60)	8	(138)	141	1,414	84	(184)	154	—	(125)	1,485
Profit/(loss) for the year	3,523			17,067	21,581	(3,999)	9,186	3,442	319	1,061	11,572	(4,514)	(1,662)	(2,781)	(1,823)	(735)	1,213	1,274

Cost of sales before amortisation and depreciation consists of the following:
Salaries and wages	(4,439)	(4,439)	—	(21,848)	(13,968)	(5,305)	(7,368)	(1,261)	(34)	(22)	22	(7,880)	(2,543)	(2,551)	(1,897)	(220)	(669)	—
Consumable stores	(2,743)	(2,743)	—	(15,855)	(11,165)	(2,937)	(7,070)	(980)	(178)	—	—	(4,690)	(1,014)	(1,328)	(749)	(493)	(1,106)	—
Utilities	(433)	(433)	—	(7,844)	(3,335)	(1,573)	(1,437)	(323)	(2)	(145)	145	(4,509)	(1,341)	(1,507)	(588)	(467)	(606)	—
Mine contracts	(1,293)	(1,293)	—	(4,875)	(2,060)	(1,318)	(2)	(540)	(200)	—	—	(2,815)	(515)	(634)	(465)	(563)	(638)	—
Recycling	(30,993)	—	(30,993)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	1,449	1,449	—	(2,032)	(1,752)	(2,413)	1,274	(444)	(169)	(1,769)	1,769	(280)	132	(361)	(211)	921	(761)	—
Total cost of sales before amortisation and depreciation	(38,452)	(7,459)	(30,993)	(52,454)	(32,280)	(13,546)	(14,603)	(3,548)	(583)	(1,936)	1,936	(20,174)	(5,281)	(6,381)	(3,910)	(822)	(3,780)	—

Capital expenditure
Sustaining capital expenditure	(1,185)	(1,184)	(1)	(3,671)	(2,056)	(690)	(1,072)	(273)	(21)	(864)	864	(1,615)	(358)	(455)	(155)	—	(647)	—
Ore reserve development	(2,887)	(2,887)	—	(3,753)	(2,123)	(687)	(1,436)	—	—	—	—	(1,630)	(794)	(620)	(216)	—	—	—
Growth projects	(1,345)	(1,345)	—	(2,239)	(925)	—	(924)	—	—	—	(1)	(1,314)	—	(210)	(4)	—	(124)	(976)
Total capital expenditure	(5,417)	(5,416)	(1)	(9,663)	(5,104)	(1,377)	(3,432)	(273)	(21)	(864)	863	(4,559)	(1,152)	(1,285)	(375)	—	(771)	(976)
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
AFR – 76
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
2.2    Sandouville nickel refinery and Century zinc retreatment operation

	31 December 2024						31 December 2023						31 December 2022
Figures in million – SA rand	Total EU operations	Sandouville nickel refinery	Corporate and reconciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and reconciling items[1]	Total EU operations	Sandouville nickel refinery	Corporate and reconciling items[1]	Total AUS operations	Century zinc retreatment operation[2]	Corporate and reconciling items[1]	Total EU operations	Sandouville nickel refinery[3]	Corporate and reconciling items[1]
Revenue	2,784	2,784	—	3,983	3,983	—	3,024	3,024	—	2,251	2,251	—	3,140	3,140	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	3,983	3,983	—	—	—	—	2,251	2,251	—	—	—	—
Recycling/processing	2,784	2,784	—	—	—	—	3,024	3,024	—	—	—	—	3,140	3,140	—
Cost of sales, before amortisation and depreciation	(3,384)	(3,384)	—	(3,326)	(3,326)	—	(4,329)	(4,329)	—	(2,256)	(2,256)	—	(3,631)	(3,631)	—
Underground	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Surface	—	—	—	(3,326)	(3,326)	—	—	—	—	(2,256)	(2,256)	—	—	—	—
Recycling/processing	(3,384)	(3,384)	—	—	—	—	(4,329)	(4,329)	—	—	—	—	(3,631)	(3,631)	—
Amortisation and depreciation	(38)	(29)	(9)	(118)	(117)	(1)	(206)	(199)	(7)	(1,059)	(1,059)	—	(158)	(153)	(5)
Interest income	53	1	52	2	1	1	53	—	53	10	6	4	—	—	—
Finance expense	(204)	(70)	(134)	(302)	(288)	(14)	(67)	(13)	(54)	(184)	(158)	(26)	(15)	(13)	(2)
Share-based payments	(13)	(7)	(6)	(5)	(5)	—	6	(8)	14	—	—	—	—	—	—
Gain/(loss) on financial instruments	772	7	765	(269)	(269)	—	(168)	44	(212)	515	515	—	144	—	144
(Loss)/gain on foreign exchange differences	(97)	(110)	13	12	10	2	55	55	—	(39)	(4)	(35)	(49)	9	(58)
Share of results of equity-accounted investees after tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other costs	(489)	(328)	(161)	(237)	(108)	(129)	(2,096)	(1,962)	(134)	(223)	(223)	—	(116)	(31)	(85)
Other income	1,030	1,019	11	213	200	13	102	95	7	42	42	—	45	44	1
Gain/(loss) on disposal of property, plant and equipment	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Impairments	(221)	(221)	—	(111)	(4)	(107)	(1,607)	(1,607)	—	(3,689)	(3,689)	—	—	—	—
Occupational healthcare gain	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transaction costs	(193)	(193)	—	(21)	—	(21)	—	—	—	(2)	—	(2)	—	—	—
Royalties and carbon tax	—	—	—	(216)	(216)	—	—	—	—	(131)	(131)	—	—	—	—
Mining and income tax	4	—	4	—	—	—	(44)	—	(44)	(2)	—	(2)	(39)	—	(39)
Current taxation	—	—	—	—	—	—	(80)	—	(80)	(2)	—	(2)	—	—	—
Deferred taxation	4	—	4	—	—	—	36	—	36	—	—	—	(39)	—	(39)
Profit/(loss) for the year	4	(531)	535	(395)	(139)	(256)	(5,277)	(4,900)	(377)	(4,767)	(4,706)	(61)	(679)	(635)	(44)

Cost of sales before amortisation and depreciation consists of the following[4]:
Salaries and wages	(350)	(350)	—	(537)	(537)	—	(360)	(360)	—	(502)	(502)	—	(257)	(257)	—
Consumable stores	(2,276)	(2,276)	—	(769)	(769)	—	(3,015)	(3,015)	—	(745)	(745)	—	(3,331)	(3,331)	—
Utilities	(8)	(8)	—	(561)	(561)	—	(424)	(424)	—	(504)	(504)	—	(188)	(188)	—
Mine contracts	(331)	(331)	—	(328)	(328)	—	(374)	(374)	—	(155)	(155)	—	(334)	(334)	—
Recycling	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	(419)	(419)	—	(1,131)	(1,131)	—	(156)	(156)	—	(350)	(350)	—	479	479	—
Total cost of sales before amortisation and depreciation	(3,384)	(3,384)	—	(3,326)	(3,326)	—	(4,329)	(4,329)	—	(2,256)	(2,256)	—	(3,631)	(3,631)	—

Capital expenditure
Sustaining capital expenditure	(173)	(173)	—	(186)	(186)	—	(248)	(248)	—	(114)	(114)	—	(90)	(90)	—
Ore reserve development	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Growth projects	(6,221)	—	(6,221)	(16)	(6)	(10)	(2,470)	—	(2,470)	(51)	(51)	—	(729)	—	(729)
Total capital expenditure	(6,394)	(173)	(6,221)	(202)	(192)	(10)	(2,718)	(248)	(2,470)	(165)	(165)	—	(819)	(90)	(729)
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate revenue. Corporate and reconciling items for total EU operations includes Keliber
2Century's results are included for the 10 months ended 31 December 2023 since the effective date of acquisition
3Sandouville nickel refinery's results are included for the eleven months ended 31 December 2022 since the effective date of acquisition
4The Group disaggregated the cost of sales before amortisation and depreciation (see note 4) to conform with the IFRS Accounting Standards requirement to disclose, separately, material items of income or expense
AFR – 77
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
3.    Revenue

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
Streaming and other forward sale and prepayment transactions
Upon entering into a streaming or other forward sale/prepayment transaction, management applies judgement to determine the most appropriate IFRS Accounting Standard applicable to the transaction. This includes an assessment of whether the transaction is revenue, debt, a lease or the disposal of a portion of an operation. In performing this assessment, management also considers whether the transaction will be settled through physical delivery of metals, including metal credits, and whether there are any embedded derivative features to be accounted for separately.
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
Revenue from e-scrap recycling consists primarily of the sale of precious metals to refiners in the form of bullion, and is recognised when control is transferred. These sales include shipping of low-grade and high-grade precious metals from the Group's refining facility to downstream refiners on which the Group is compensated for the precious metals by either returnable metal and/or cash. For low-grade metals, revenue is recognised upon mutual acceptance of the metals assay profile and/or settlement and invoicing of customer. In some instances, the Group receives cash advances for low-grade metals that have been received and weighed by the downstream refiner, however not yet processed (see note 32). For high-grade metals, payments consist of provisional payments and final payments made by customers and revenue is recognised when control transfers. which is typically at the time of payment. The transaction price is determined based on market prices of the precious metals contained in the shipment.

AFR – 78
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024

Revenue from sale of other metals produced in Europe, USA and Australia is measured and recognised based on the consideration specified in a contract with a customer. The Group recognises revenue from these metal sales when the customer obtains control of the product, which is typically upon delivery.
Streaming revenue
The Group enters into long-term metal streaming transactions whereby it receives advance payments as well as additional cash payments for delivery of future ounces to streaming entities, typically over the entire life-of-mine of the operations subject to the stream.
These contracts are typically settled by the Group transferring metal credits, representing underlying refined metals, to the streaming entity's metal account. These transactions provide for settlement in physical commodity ounces or metal credits. Each ounce is identified as a separate performance obligation.
The transaction price under IFRS 15 Revenue from Contracts with Customers (IFRS 15), being the advance payment (see note 32) and future cash payments to be received, is recognised as revenue each month when the commodity ounces or metal credits are transferred to the streaming entity's account. It is from this date that the streaming entity has effectively accepted the metal, has physical control of the related metal and has the risk and reward of the respective metal (i.e. control has transferred).
Revenue is recognised over the life-of-mine of the relevant operations in line with the timing of control transfer discussed above. To the extent that the life-of-mine changes or other key inputs are changed (see note 32), these changes are recognised prospectively as a cumulative catch-up in revenue in the year that the change occurs.
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

The Group’s sources of revenue are:

Figures in million – SA rand	2024	2023	2022
Primary mining:
Gold mining activities	24,077	23,327	12,568
PGM mining activities[1]	59,682	66,275	84,359
Nickel refining activities	2,784	3,024	3,140
Secondary mining:
Zinc retreatment operation[2]	4,220	2,580	—
Gold tailings retreatment[3]	7,068	5,816	5,274
Recycling:
E-scrap recycling activities[4]	6,306	—	—
US PGM recycling activities	7,574	13,318	32,267
Other:
Stream[1]	581	509	338
Toll treatment arrangement (SA PGM)[5]	—	—	105
Total revenue from contracts with customers	112,292	114,849	138,051
Adjustments relating to sales of PGM concentrate provisional pricing[6]	74	(836)	237
Adjustments relating to Zinc operation provisional pricing[6]	(237)	(329)	—
Total revenue	112,129	113,684	138,288
1The difference between revenue from PGM mining activities above and total revenue from PGM mining activities per the segment report relates to the separate disclosure of revenue from the gold and palladium streaming arrangement with Wheaton Precious Metals International (Wheaton International) (Wheaton Stream) in the
above. Revenue relating to the Wheaton Stream is incorporated in the Group corporate segment as described in the segment report (see note 2)
2The difference between revenue from the zinc retreatment operation above and total revenue from zinc retreatment operation per the segment report relates to the separate disclosure of revenue related to adjustments on the provisional pricing on zinc sales
3Gold tailings retreatment (previously included in "Gold mining activities") relates to DRDGOLD, which is included in the SA gold segment
4Includes revenue from Reldan since the date of acquisition (see note 16.1)
5This relates to revenue recognised in respect of a toll treatment arrangement entered into by Marikana during 2021. This arrangement concluded on 31 December 2021 and toll treatment revenue recognised for the year ended 31 December 2022 represents revenue earned for the processing of material received before 31 December
2021
6These adjustments relate to provisional pricing arrangements resulting in subsequent changes to the amount of revenue recognised
AFR – 79
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Revenue per geographical region of the relevant operations:

Figures in million – SA rand	2024	2023	2022
Southern Africa (SA)	82,402	84,736	89,507
United States (US)[1]	22,960	23,673	45,641
Europe (EU)	2,784	3,024	3,140
Australia (AUS)	3,983	2,251	—
Total revenue	112,129	113,684	138,288
1The difference between revenue generated by operations in the US and the revenue in the total US operations per segment disclosures relates to the Wheaton Stream
Percentage of revenue per segment based on the geographical location of customers purchasing from the Group
SA Gold
US and SA PGM
AFR – 80
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Nickel refining (Europe)
Zinc retreatment (Australia)
E-scrap recycling (US)
AFR – 81
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Revenue generated per product:

Figures in million – SA rand	2024	2023	2022
Gold	37,138	30,257	18,812
PGMs	59,547	71,090	111,070
Platinum	20,573	19,775	17,826
Palladium	19,919	25,271	42,275
Rhodium	14,747	21,991	47,166
Iridium	2,824	2,883	2,480
Ruthenium	1,484	1,170	1,323
Chrome	6,069	5,165	3,481
Nickel	3,626	4,334	4,305
Zinc	3,765	2,126	—
Silver	1,008	152	20
Other[1]	976	560	600
Total revenue	112,129	113,684	138,288
1Other primarily includes revenue from cobalt and copper sales. For the year ended 31 December 2022, revenue from the Marikana toll treatment arrangement of
R105 million is included (see note 32)
Major customers
The table below illustrates the Group's major customers for the year ended:

Figures in million – SA rand	2024			2023			2022
	Customers			Customers			Customers
Operating segments	A	B	C	A	B	C	A	B	C
US PGM, SA PGM and Reldan	24,719	—	—	—	—	—	—	—	—
US PGM and SA PGM	—	12,332	—	28,764	13,804		42,555	—	23,492
SA gold	—	—	12,183	—	—	14,405	—	—	—
US PGM, SA PGM and Sandouville nickel refinery	—	—	—	—	—	—	—	18,140	—
Market risk
Foreign currency sensitivity
The US, European and Australian regions' revenue (and expenses) are translated from their functional currencies (US dollars, Euros and
Australian dollars, respectively) to the Group’s presentation currency (SA rand) and, therefore, the Group’s “presentation currency”
earnings are sensitive to changes in the exchange rate. A one percentage point change in the SA rand average exchange rate for the year ended 31 December 2024 of R18.32/US$, R19.82/EUR and R12.09/AUD would have changed profit or loss by approximately
R109 million.
AFR – 82
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
Government grants
Government grants are recognised once there is reasonable assurance that the Group will comply with the conditions attached to them and the grant will be received. For government grants compensating for expenditure incurred by the Group, the related expense is presented net of the grant income.

Figures in million – SA rand	Notes	2024	2023	2022
Salaries and wages		(31,380)	(30,591)	(26,544)
Consumable stores	23	(24,685)	(25,778)	(21,929)
Utilities		(11,556)	(11,029)	(8,465)
Mine contracts		(7,109)	(8,005)	(6,502)
Recycling[1]		(13,280)	(12,711)	(30,993)
Other		(15,617)	(10,779)	(6,745)
Ore reserve development costs capitalised		7,229	9,137	6,641
Cost of sales, before amortisation and depreciation[2]		(96,398)	(89,756)	(94,537)
Amortisation and depreciation	14,15,17	(8,810)	(10,012)	(7,087)
Total cost of sales		(105,208)	(99,768)	(101,624)
1Recycling cost consists of cost relating to the purchasing of spent catalytic material and the cost incurred to convert the spent catalytic material into finished PGMs
2Included in cost of sales, before amortisation and depreciation for the year ended 31 December 2024 is total write-down of inventory to net realisable value amounting to
R4,784 million (2023: R1,694 million and 2022: R111 million. The write-down for mainly relates to PGM in process and PGM finished goods of R3,843 million (2023:
R1,179 million) and R844 million (2023: R423 million), respectively, as a result of the lower commodity price environment. The write-down in 2022 related to consumable stores
The SA and European region employees are members of various defined contribution retirement plans. The cost of providing retirement benefits for the year amounted to R1,774 million (2023: R1,752 million and 2022: R1,506 million).
Section 45X Advance Manufacturing Production Credit
The Inflation Reduction Act (IRA) in the US is a comprehensive legislative package aimed at addressing various economic challenges, primarily focusing on reducing inflation, enhancing economic stability, and providing financial relief to households and businesses. The IRA includes several tax credits to encourage the production and sale of energy components within the US, with one such credit being S45X
Advanced Manufacturing Production (“AMP”) credit.
To claim the Section 45X credit, eligible components must be produced within the US or a US territory. Section 45X(c)(6) includes four critical minerals applicable to the Stillwater operations, being platinum, palladium, rhodium, and nickel. The final IRA and S45X regulations published during October 2024 allow for the inclusion of extraction costs so long as the entity performing the extraction is the same entity purifying the eligible critical minerals. Platinum, palladium and rhodium are refined by Stillwater and purified by an external third party.
Stillwater evaluated the impact of the above in respect of platinum, palladium and rhodium, with the assistance of external advisors, and concluded that the Stillwater operations is eligible for the Section 45X Advanced Manufacturing Production Credit for critical minerals produced in the US and sold to unrelated third parties. Due to the fact that Stillwater outsources the purification of platinum, palladium and rhodium to an unrelated third party, the contract manufacturing rules apply, which requires that, in order to claim the credit utilising the final regulations issued in October 2024, Stillwater must enter into an agreement with the third party that identifies Stillwater as the sole party that may claim the credit and both the third party and Stillwater signs a certification statement reflecting this agreement.
AFR – 83
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
For any applicable critical mineral, the credit amount is equal to 10 percent of the costs incurred by the taxpayer with respect to production of such mineral. The estimated credits relating to the 31 December 2023 and 31 December 2024 financial years amounts to approximately US$120 million and US$90 million, respectively. Stillwater is at an advance stage of agreeing the required agreement with the third party and therefore the estimated credits were not recognised.
Other provisions of section 45X generally expires through credit phaseouts, however, critical mineral production is specifically exempted from those rules. As such the Section 45X credit for critical minerals can be considered permanent until any changes in legislation occur.
5.    Interest income and finance expense

Accounting policy
Interest income comprises interest income on cash deposits, rehabilitation obligation funds, the right of recovery asset and other assets.
Interest income is recognised using the effective interest method. Interest income on funds specifically borrowed for the purpose of constructing a qualifying asset is offset against the related interest expense capitalised to the relevant item.
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

5.1  Interest income

Figures in million – SA rand	Note	2024	2023	2022
Interest received on cash deposits		882	998	910
Interest received on rehabilitation obligation funds	21	404	339	235
Interest on right of recovery asset		—	25	31
Other		51	7	27
Total interest income		1,337	1,369	1,203
5.2  Finance expense

Figures in million – SA rand	Notes	2024	2023	2022
Interest charge on:
Borrowings (interest)	28	(1,946)	(1,192)	(1,046)
Borrowings (unwinding of amortised cost)	28	(688)	(359)	(216)
Lease liabilities	29	(34)	(43)	(31)
Environmental rehabilitation obligation	30.1	(966)	(758)	(611)
Occupational healthcare obligation	31	(38)	(70)	(85)
Deferred payment (related to the Rustenburg operation acquisition)	22.2	—	(85)	(266)
Deferred revenue[1]	32	(371)	(327)	(326)
Deferred consideration (related to Pandora acquisition)	22.2	—	(3)	(18)
Marikana dividend obligation	22.2	(188)	(236)	(165)
Other		(340)	(226)	(76)
Total finance expense		(4,571)	(3,299)	(2,840)
1For the year ended 31 December 2024, interest expense includes non-cash interest of R291 million (2023: R299 million, 2022: R326 million) relating to the Wheaton Stream.
Although there is no cash financing cost related to this arrangement, IFRS 15 requires the Group to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations
Net interest paid
The table below provides a summary of the cash interest paid and received:

Figures in million – SA rand	2024	2023	2022
Interest paid[1]	(2,101)	(1,304)	(1,118)
Interest received[2]	882	998	682
Net interest paid	(1,219)	(306)	(436)
1Interest paid primarily consist of accrued interest paid on borrowed funds (see note 28) and lease liabilities
2Interest received primarily consists of interest on cash deposits
AFR – 84
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
Accounting policy
Equity-settled share-based payments
In prior periods, the Group operated equity-settled compensation plans in which certain employees of the Group participated (see note
6.2 for DRDGOLD equity-settled scheme). The fair value of the equity-settled instruments is measured by reference to the fair value of the relevant equity instruments granted, taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using appropriate valuation models and appropriate assumptions at the grant date. Service and non-market performance conditions are not taken into account when estimating the fair value of the equity-settled instruments at grant date. Market conditions are taken into account in determining the fair value at grant date.
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

6.1  Equity-settled share-based payments — Sibanye-Stillwater
On 21 November 2012, the shareholders of Sibanye-Stillwater approved the adoption of the Sibanye Gold Proprietary Limited (previously
Sibanye Gold Limited) (SGL) 2013 share plan (2013 Share Plan) with effect from the date of the listing of SGL. The 2013 Share Plan provided for two methods of participation, namely Bonus Shares and Performance Shares. This plan sought to attract, retain, motivate and reward participating employees on a basis which seeks to align the interest of such employees with those of the shareholders. On 23 May 2017, the shareholders of Sibanye-Stillwater approved the adoption of the Sibanye-Stillwater 2017 share plan (2017 Share Plan) on essentially similar terms to the previous 2013 Share Plan. From the implementation of a scheme of arrangement in 2020, any awards vesting under the equity-
settled share plans were settled in the Company’s shares. The 2017 Share Plan was replaced by the 2020 cash-settled plan (2020 Share
Plan) as well as subsequent cash-settled plans for all awards issued from March 2020 (see note 6.3).
AFR – 85
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
For the year ended  31 December 2024

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
Valuation model and inputs
A Monte Carlo Simulation model was used to value equity-settled share-based payment awards in the past. Since the last equity-settled awards were made in 2019, there are no new valuation inputs to disclose.
Share awards granted, exercised and forfeited under the 2017 Share Plan

Performance shares				Bonus shares
2022	2023	2024	Number of instruments	2024	2023	2022
25,199,516	410,357	—	Outstanding at beginning of the year	—	—	—
			Movement during the year:
—	—	—	Granted during the year	—	—	—
(21,823,219)	(197,017)	—	Vested	—	—	—
(2,965,940)	(213,340)	—	Forfeited	—	—	—
410,357	—	—	Outstanding at end of the year[1]	—	—	—
1The balance at 31 December 2022 was subject to the ROCE performance condition that was measured in Q1 2023 when the 2022 financial results were finalised
AFR – 87
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
6.3  Cash-settled share-based payments — Sibanye-Stillwater
2020 to 2024 Share Plans
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
Further revisions were introduced to cash-settled awards from the March 2022 remuneration cycle for new awards granted (2022 Share
Plan). The 2022 Share Plan is similar to the 2021 Share Plan as it remains cash-settled, consists of FSU and CSU awards, contains the same service conditions, performance conditions, performance condition weightings and peer companies. Key revisions included the replacement of the ESG override with additional malus and clawback triggers and the deferral of the settlement of FSU dividend equivalents until vesting. In addition, for CSU awards, trailing years are being phased into the performance period with awards in 2022 having one trailing year for measurement purposes, which increases to two trailing years from the 2023 award cycle. For example, performance conditions relating to the 2022 award cycle include 2021, 2022, 2023 and 2024 as the performance period to measure the value of the awards upon vesting.
The 2023 and 2024 Share Plans are similar to the 2022 Share Plan, with key revisions such as FSU dividend equivalents no longer being deferred and the introduction of a volatility adjustment to the VWAP used for making awards and determining the settlement value of awards. The volatility adjustment incorporates a cap and floor price, which is to be applied to the relevant VWAP and is calculated as 1.5 standard deviations in the average closing share prices over a trailing 200-day period.
AFR – 88
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
Each committed share qualifies for one MSU once the target minimum shareholding is reached (1:1 ratio). Other than the requirement to hold committed shares for the vesting period, the MSR Plan has the same terms as the 2022, 2023 and 2024 Share Plans.
Total Shareholder Return (TSR) — 50% Weighting
The peer companies under the 2021, 2022, 2023 and 2024 Share Plans and MSR Plan relating to the TSR performance condition are as follows:

Peer group companies for TSR comparison
AngloGold Ashanti Limited
Anglo American Platinum Limited
Gold Fields Limited
Impala Platinum Holdings Limited
Northam Platinum Limited
Fresnilo Plc
Harmony Gold Mining Company Limited
Kinross Gold Corporation
Awards granted, exercised and forfeited under the 2020 Share Plan

Conditional Share Units				Forfeitable Share Units
2022	2023	2024	Number of units	2024	2023	2022
13,754,209	12,578,174	83,646	Outstanding at beginning of the year	—	17,955	53,868
			Movement during the year:
(206,462)	(4,765,694)	(80,651)	Vested	—	(17,955)	(35,913)
(969,573)	(7,728,834)	(2,995)	Forfeited	—	—	—
12,578,174	83,646	—	Outstanding at end of the year	—	—	17,955
Awards granted, exercised and forfeited under the 2021 Share Plan

Conditional Share Units				Forfeitable Share Units
2022	2023	2024	Number of units	2024	2023	2022
3,445,487	3,281,578	2,940,337	Outstanding at beginning of the year	—	—	696,314
			Movement during the year:
32,618	618	—	Granted during the year	—	—	—
(52,356)	(45,104)	(2,722,274)	Vested	—	—	(673,849)
(144,171)	(296,755)	(149,490)	Forfeited	—	—	(22,465)
3,281,578	2,940,337	68,573	Outstanding at end of the year	—	—	—
AFR – 89
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Awards granted, exercised and forfeited under the 2022 Share Plan and the MSR plan

Conditional and matching Share Units[1]				Forfeitable Share Units
2022	2023	2024	Number of units	2024	2023	2022
—	7,196,744	6,897,210	Outstanding at beginning of the year	—	670,522	—
			Movement during the year:
7,401,740	301,388	—	Granted during the year	—	9,783	1,410,614
(5,967)	(21,485)	(84,635)	Vested	—	(626,241)	(678,252)
(199,029)	(579,437)	(62,120)	Forfeited	—	(54,064)	(61,840)
7,196,744	6,897,210	6,750,455	Outstanding at end of the year	—	—	670,522
1Includes matching share units under the MSR plan with effect from the March 2022 remuneration cycle
Awards granted, exercised and forfeited under the 2023 Share Plan and the MSR plan

Conditional and matching Share Units[1]				Forfeitable Share Units
2022	2023	2024	Number of units	2024	2023	2022
—	—	8,934,250	Outstanding at beginning of the year	1,232,760	—	—
			Movement during the year:
—	9,598,092	257,534	Granted during the year	—	2,722,393	—
—	(8,024)	(63,791)	Vested	(1,196,886)	(1,269,811)	—
—	(655,818)	(281,980)	Forfeited	(35,874)	(219,822)	—
—	8,934,250	8,846,013	Outstanding at end of the year	—	1,232,760	—
1Includes matching share units under the MSR plan with effect from the March 2023 remuneration cycle
Awards granted, exercised and forfeited under the 2024 Share Plan and the MSR plan

Conditional and Matching Share Units[1]				Forfeitable Share Units
2022	2023	2024	Number of units	2024	2023	2022
—	—	—	Outstanding at beginning of the year	—	—	—
			Movement during the year:
—	—	13,817,578	Granted during the year	9,736,035	—	—
—	—	—	Vested	(4,770,248)	—	—
—	—	(210,776)	Forfeited	(280,119)	—	—
—	—	13,606,802	Outstanding at end of the year	4,685,668	—	—
1Includes matching share units under the MSR plan with effect from the March 2024 remuneration cycle
Valuation model and inputs
At each reporting date, vesting date and settlement date, the liability for the cash payment relating to the FSUs, CSUs and MSUs awarded is measured/remeasured at fair value. A Monte Carlo Simulation model is used to value cash-settled share-based payment awards. The inputs to the valuation model for share awards granted were as follows:

Conditional and Matching Share Units				Forfeitable Share Units
2022	2023	2024	MONTE CARLO SIMULATION	2024	2023	2022
48.29 - 52.15	49.47 - 60.64	52.57 - 59.87	Weighted average historical volatility[1] %	n/a	n/a	n/a
2 - 35	2 - 35	2 - 35	Expected term (months)	8	8	8
7.45 - 17.83	0 - 4.44	0 - 3.24	Expected dividend yield (US/SA) %	5.95/0.29	2.98/2.81	54.24/11.14
7.16 - 7.82	7.67 - 8.30	7.30 - 7.68	Risk-free interest rate (US/SA) %	4.15/7.44	2.22/8.17	2.48/7.55
R44.72	R24.90	R14.98	Weighted average share price (ADSs/JSE)	US$3.30/R14.98	US$5.43/R24.9	US$10.66/ R44.72
23.69	15.45	8.60	Weighted average fair value (SA rand)	16.00	29.51	49.95
1Based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option
AFR – 90
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Directors' and prescribed officers’ cash-settled instruments
The directors and prescribed officers of Sibanye-Stillwater held the following cash-settled instruments as at 31 December 2024:

	2023	Instruments granted	Cash-settled instruments vested during the year			Instruments forfeited	2024
	Number of instruments	Number of instruments	Number of instruments	Average price	Cash proceeds (rand)¹	Number of instruments	Number of instruments
Executive directors
Neal Froneman[2]	2,642,143	1,228,200	578,307	19.34	11,184,437	—	3,292,036
Charl Keyter	915,194	686,302	272,925	19.46	5,309,986	—	1,328,571
Prescribed officers
Charles Carter	1,208,612	780,396	134,108	19.79	2,654,251	—	1,854,900
Mika Seitovirta	504,112	615,086	136,614	20.16	2,753,533	—	982,584
Themba Nkosi	588,429	339,527	131,404	19.43	2,552,677	—	796,552
Richard Stewart	946,055	469,319	226,877	19.47	4,416,358	—	1,188,497
Laurent Charbonnier	837,809	732,300	258,980	19.33	5,005,020	—	1,311,129
Lerato Legong	329,953	325,388	120,772	19.41	2,344,462	—	534,569
Robert van Niekerk	787,584	533,150	220,360	19.57	4,311,437	—	1,100,374
1Amounts represents pre-tax earnings paid to participants. For South African participants, these amounts were calculated by taking the Company’s VWAP share price on vesting date multiplied by the number of vested units
2Numbers include ADSs and JSE listed shares as a result of the dual service contract
6.4  Cash-settled share-based payments — Rustenburg B-BBEE transaction
In terms of the Rustenburg operation transaction, a 26% equity stake in SRPM was acquired by B-BBEE SPV (the Rustenburg B-BBEE
Transaction) by a vendor financed facility from Sibanye Platinum Proprietary Limited (Sibanye Platinum), on the following terms:
•Interest at up to 0.2% above Sibanye-Stillwater’s highest cost of debt. Once the capped amount is reached, interest ceases to accrue so that the capped amount is not exceeded. However, once the facility reduces below R3.5bn, interest starts to accrue again
•Post payment of the annual deferred payment to Rustenburg Platinum Mines Limited (RPM) and in respect of any repayment by SRPM of shareholder loans or the distribution of dividends, 74% will be paid to Sibanye Platinum and 26% to B-BBEE SPV
•Of the 26% payment to B-BBEE SPV, 85% will be used to service the facility owing by B-BBEE SPV to Sibanye Platinum
•The remaining 15% of any such payment or 100%, once the facility owing by B-BBEE SPV to Sibanye Platinum is repaid, will be declared by B-BBEE SPV as a dividend to the B-BBEE SPV shareholders
•The facility will be capped at R3,500 million (fully settled by the dividend payment made by SRPM in H1 2023)
The IFRS 2 expense is based on 44.8% of the 26% interest relating to Bakgatla-Ba-Kgafela Investment Holdings and Siyanda Resources
Proprietary Limited, as the Rustenburg Mine Community Trust and Rustenburg Mine Employees Trust are controlled and consolidated by
Sibanye-Stillwater. Cash-settled share-based payment obligations to the Rustenburg Mine Community Trust and Rustenburg Mine
Employees Trust amounting to R705 million (2023: R1,365 million and 2022: R1,723 million) and R864 million (2023: R1,673 million and 2022:
R2,112 million), respectively, are eliminated upon consolidation. The calculation of the expense and obligation relating to 44.8% of the 26%
interest is based on the expected discounted future cash flows of the expected PGM reserves and costs to extract the PGMs.
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
For the year ended  31 December 2024
The obligations to pay dividends to entities controlled by the Group, being REO and the Marikana Trusts, eliminate on consolidation.
Cash-settled share-based payment obligations amounting to R631 million (2023: R1,481 million and 2022: R1,821 million) relating to the
Marikana Trusts are eliminated upon consolidation.
Marikana’s obligation to pay dividends to the Phembani Group through an intermediate company holding structure, is recognised as a cash-settled share-based payment liability measured at fair value. Changes in fair value is recognised in profit or loss.
The following assumptions were applied in the 31 December 2024 calculation:

		2024	2023	2022
Long-term PGM (4E) basket price	R/4Eoz	26,380	28,656	26,397
Real discount rate — South Africa	%	15.7	15.7 - 15.8	15.0% - 15.2%
Inflation rate — South Africa	%	5.0	6.0	6.5
Life-of-mine	years	17 - 45	17 - 47	19 - 49
6.6  Cash-settled share-based payment obligations
The following table shows a reconciliation of the total cash-settled share-based payment obligation of the Group for the year ended 31
December 2024:

Figures in million – SA rand	Notes	2024	2023	2022
Reconciliation of the cash-settled share-based payment obligations
Balance at beginning of the year		3,150	5,275	2,887
Share-based payment obligation on acquisition of subsidiary		—	31	14
Derecognition with deemed disposal of interest in joint operation	19	—	(15)	—
Cash-settled share-based payments expense[1]		224	77	233
Recognised on deconsolidation of subsidiary		—	—	251
Fair value (gain)/loss on obligations[2]	7	(814)	(1,589)	2,155
Cash-settled share-based payments paid[3]		(751)	(637)	(272)
Foreign currency translation		(2)	8	7
Balance at end of the year		1,807	3,150	5,275
Reconciliation of the cash-settled share-based payment obligations in the Group
Cash-settled share-based payment — Rustenburg B-BBEE transaction		1,286	2,466	3,112
Cash-settled share-based payment — Marikana B-BBEE transaction		241	415	1,732
Cash-settled share-based payment — Employee incentive schemes		280	269	431
Balance at end of the year		1,807	3,150	5,275
Current portion of cash-settled share-based payment obligations		(121)	(432)	(284)
Non-current portion of cash-settled share-based payment obligations		1,686	2,718	4,991
1Included in the amount is a cash-settled share-based payment expense for the year ended 31 December 2024 relating to the 2020 to 2024 and MSR Share Plans amounting to R224 million (2023: R88 million relating to the 2020 to 2023 and MSR Share Plans, 2022: R194 million relating to the 2020 to 2022 and MSR Share Plans).
Also included in the cash-settled share-based payment obligation for the year ended 31 December 2023 is a reversal of R11 million related to Keliber (2022: expense capitalised of R39 million)
2The fair value gain relates to the Rustenburg and Marikana B-BBEE transactions amounting to a gain of R649 million (2023: gain of R346 million, 2022: loss of R1,190 million)
and gain of R165 million (2023: gain of R1,243 million, 2022: loss of R965 million), respectively, and is included in the loss/gain on financial instruments in profit or loss
3Payments made during the year relate to vesting of cash-settled awards to employees and payments made on the Rustenburg and Marikana B-BBEE transactions
AFR – 92
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
6.7  Share-based payment expenses
Share based payment expenses for the year consisted of the following:

Figures in million – SA rand	Notes	2024	2023	2022
Sibanye-Stillwater 2020 to 2024 Share Plans (cash-settled scheme)	6.3	(224)	(88)	(194)
Sibanye-Stillwater 2017 Share Plan (equity-settled scheme)	6.1	—	—	(5)
DRDGOLD (equity-settled scheme)	6.2	(27)	(25)	(19)
Total share-based payment expense		(251)	(113)	(218)
Reconciliation of the cash-settled and equity-settled share-based payment expense:
Cash-settled share-based payment expense[1]		(224)	(88)	(194)
Equity-settled share-based payment expense		(27)	(25)	(24)
Total share-based payment expense		(251)	(113)	(218)
1Included in the cash-settled share-based payment expense for the year ended 31 December 2024 is the grant date fair value portion of the expense amounting to
R558 million (2023: R372 million, 2022: R507 million) and fair value gains after grant date of R341 million (2023: R293 million, 2022: R313 million) relating to the 2020 to 2024
Share Plans and MSR Share Plans
7.    Gain/(loss) on financial instruments

Figures in million – SA rand	Notes	2024	2023	2022
Fair value loss on gold hedge contracts[1]		(448)	(140)	—
Fair value gain/(loss) on palladium hedge contract[2]		—	72	(241)
Fair value (loss)/gain on zinc hedge contracts[3]		(234)	491	—
Fair value gain/(loss) on cash-settled share-based payment obligations (Rustenburg and Marikana B-BBEE transactions)	6.6	814	1,589	(2,155)
Loss on the revised cash flow of the Rustenburg operation deferred payment	22.2	—	(4)	(773)
Fair value gain/(loss) on derivative instrument	28.5	1,733	(2,136)	—
Gain/(loss) on the revised cash flow of the Burnstone Debt	28.6	1,053	32	(776)
Gain/(loss) on the revised cash flow of the Marikana dividend obligation	22.2	1,046	548	(650)
Fair value gain/(loss) on contingent consideration (Kroondal acquisition)	22.2	396	(137)	—
Fair value gain/(loss) on Keliber dividend obligation	22.2	811	(287)	—
Fair value (loss)/gain on other investments		(24)	116	152
Other		286	91	164
Total gain/(loss) on financial instruments[4]		5,433	235	(4,279)
1On 3 May 2023, Sibanye Gold Proprietary Limited (SGL) concluded a gold hedge agreement which commenced on 4 May 2023. The agreement is structured at monthly average prices, comprising the delivery of 154,320 ounces of gold over 12 months (12,860 ounces per month) with a zero cost collar which establishes a floor and cap of
R34,214 and R46,050 per ounce, respectively. The hedge agreement concluded in April 2024. On 17 November 2023, SGL concluded two additional gold hedge agreements which commenced on 17 November 2023. The agreements are structured at monthly average prices, comprising the delivery of 120,000 and 240,000 ounces of gold over 12 months, respectively. The agreements have a zero cost collar which establishes a floor of R34,214 per ounce for both agreements and cap of R43,545 and
R43,800 per ounce, respectively. On 4 November 2024, SGL concluded a new gold hedge agreement which commenced on 2 December 2024. The agreement is structured at monthly average prices, comprising the delivery of 182,000 ounces of gold over 13 months (14,000 ounces per month) with a zero cost collar which establishes a floor and cap of R45,000 and R58,500 per ounce, respectively. On 9 December 2024, SGL concluded an additional gold hedge agreement, which commenced on 2 January 2025. The agreement is structured at monthly average prices, comprising the delivery of 168,000 ounces of gold over 12 months (14,000 ounces per month) with a zero cost collar which establishes a floor and cap of R45,000 and R54,400 per ounce, respectively. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
2On 17 January 2020, Stillwater Mining Company (Stillwater) concluded a palladium hedge agreement which commenced on 28 February 2020, comprising the delivery of
240,000 ounces of palladium over two years (10,000 ounces per month) with a zero cost collar which establishes a minimum and a maximum cap of US$1,500 and
US$3,400 per ounce, respectively. On 24 March 2021, Stillwater concluded an additional palladium hedge agreement commencing on 28 February 2022, comprising the delivery of 140,000 ounces of palladium over a 14-month period (10,000 ounces per month) with a zero cost collar which establishes a minimum floor and a maximum cap of US$1,800 and US$3,300 per ounce, respectively. The hedge agreement concluded in March 2023. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
3Century mine concluded a hedge agreement on 15 June 2021 for 90,000 tonnes of payable zinc over three years which commenced July 2021 to June 2024 in equal monthly deliveries (2,500 tonnes per month) at a fixed monthly price of A$3,717/t net of all fees and costs. In November 2021, Century mine concluded an additional hedge agreement for 90,000 tonnes of payable zinc for two years (3,750 tonnes per month) which commenced January 2022 to December 2023 at a fixed price of
A$3,938/t net of all fees and costs. During June 2024, Century concluded two additional zinc hedge agreements, which both commenced on 1 July 2024. The first agreement is structured at monthly average prices, comprising the delivery of 5,940 tonnes of zinc over 18 months (330 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,300 and A$4,830 per tonne, respectively. The second zinc hedge agreement is structured at monthly average prices, comprising the delivery of 30,060 tonnes of zinc over 18 months (1,670 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,100 and A$4,340 per tonne, respectively. During  November 2024, Century concluded two additional zinc hedge agreements, which both commenced in January 2025. The first agreement comprises the delivery of 6,000 tonnes of zinc in January 2025 with a zero cost collar which establishes a floor and cap of A$4,150 and A$4,500 per tonne, respectively. The second zinc hedge agreement is structured at monthly average prices, comprising the delivery of 12,000 tonnes of zinc over 12 months (1,000 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,200 and A$4,780 per tonne, respectively. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
4The unrealised loss for the purpose of the statement of cash flows amounted to R5,574 million (2023: gain of R101 million and 2022: loss of R4,279 million)
AFR – 93
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
8.    Other costs and other income
8.1  Other costs

Figures in million – SA rand	Note	2024	2023	2022
Care and maintenance		(1,609)	(1,378)	(794)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		(486)	—	—
Corporate and social investment costs		(405)	(149)	(237)
Cost incurred on employee and community trusts		(204)	(469)	(429)
Onerous contract provision	30.2	(200)	(1,865)	—
Exploration costs		(36)	(183)	(12)
Non-mining royalties		(73)	(84)	(235)
Strike related costs		—	(3)	(258)
Service entity costs		(466)	(366)	(569)
Loss on deconsolidation of a subsidiary		—	—	(309)
Other		(1,243)	(1,361)	(836)
Total other costs		(4,722)	(5,858)	(3,679)
8.2  Other income

Figures in million – SA rand	Notes	2024	2023	2022
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		40	45	71
Service entity income		307	497	464
Gain on remeasurement of previous interest in Kroondal	19	—	298	—
Sundry income		389	387	429
Insurance proceeds[1]		875	—	—
Onerous contract provision utilisation/change in estimate	30.2	1,017	—	—
Profit on sale of Lonmin Canada		—	—	145
Gain on increase in equity-accounted investment		2	5	—
Gain on deregistration of a subsidiary		—	—	1
Total other income		2,630	1,232	1,110
1Relates mainly to the business interruption insurance claim lodged by the Group at its US PGM operations resulting from the flood event which occurred during June 2022 amounting to R838 million, also includes R26 million received as compensation for losses incurred  in respect of a property damage claim lodged by the Group at is
Australian operations
9.    Restructuring costs
Restructuring costs of R550 million (2023: R515 million, 2022: R363 million) were incurred in 2024 and included voluntary separation packages.
The restructuring costs mainly related to the SA gold operations and the SA PGM operations, which amounted to R43 million (2023:
R113 million, 2022: R330 million) and R269 million (2023: R351 million, 2022: R26 million), respectively. Also included in the restructuring costs for the year ended 31 December 2024 was restructuring costs incurred at Stillwater and Burnstone amounting to R126 million and R77 million, respectively.
AFR – 94
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
10.  (Impairments)/reversal of impairments

Figures in million – SA rand	Notes	2024	2023	2022
Impairment of mining assets	14	(9,113)	(38,492)	(1)
Impairment of right-of-use assets — mining assets	15	(60)	—	—
Impairment of intangible assets	17	—	(86)	—
Impairment of goodwill	17	—	(8,435)	—
Impairment of investment in equity-accounted investee[1]	18.2	—	(423)	—
Impairment of loan to equity-accounted investee	18.3	—	(18)	—
Other reversal of impairment		—	—	7
Total (impairments)/reversal of impairments		(9,173)	(47,454)	6
1A 5.3% decrease in the expected life-of-mine average recovered grade due to plant recoveries being affected by a change in the mineralogy of the ore, combined with above inflationary increases in working costs, resulted in a decrease in the expected future net cash flows from Mimosa. The lower value in use at 31 December 2023 led to an after tax equity accounted impairment of property, plant and equipment amounting to R1,384 million (see note 12.3) and the further impairment of the investment in the equity-accounted investee of R423 million (included in SA PGM in the segment report — see note 2). The weighted average PGM (4E) basket price, nominal discount rate and life-of-mine used in the 31 December 2023 Mimosa impairment assessment was R26,632/4Eoz, 31.2% and 11 years, respectively. The recoverable amount at 31 December 2023 was determined as R2,757 million
31 December 2024
The carrying value of the US PGM operations (Stillwater CGU) was impaired by R1,292 million at 31 December 2024, in addition to the
R7,499 million recognised at 30 June 2024. The impairment is due to the resulting recoverable amount determined from the updated life-of-
mine plan which incorporates the restructure of the US PGM operations announced after 30 June 2024, and includes suspending the operations at the Stillwater West Mine for a period of time and reducing mining at East Boulder Mine. Many of the actions relating to the restructure were implemented towards the end of the financial year. There was also a further decrease in the expected long-term palladium and platinum prices which resulted in a decrease in the expected future net cash flows from the Stillwater CGU, and contributed to the reduced value in use at 31 December 2024. The impairment recognised at 30 June 2024 was due to the decrease in medium to long-term forecast palladium and platinum prices which also resulted in a decrease in the expected future net cash flows from the
Stillwater CGU.
Specific asset impairment for the year ended 31 December 2024 relates to the Sandouville nickel refinery which was impaired by
R221 million resulting from the settlement agreement concluded during the six months ended 31 December 2024, in terms of which the last nickel matte was delivered early January 2025 and the remaining inventory is scheduled to be processed by the end of March 2025. The
Sandouville nickel refining operation will wind-down during H1 2025. The outcome of the pre-feasibility study to assess the potential conversion of the Sandouville plant to produce pCAM is expected by the end of 2025. A further R34 million specific asset impairment was recognised at Stillwater related to assets classified as held for sale and written down to fair value. Specific asset impairments recognised for the six months ended 30 June 2024 related to shaft 4B at Marikana which was impaired by R112 million due to closure and the Klipfontein open cast assets by R11 million due to the mining area not being economically viable.
The impairment of mining assets for the year ended 31 December 2024 related to the following classes of assets:

Figures in million – SA rand	Stillwater	Other	Total
Mine development, infrastructure and other	8,825	288	9,113
Right-of-use assets	—	60	60
Total impairment	8,825	348	9,173
The assumptions applied in the 30 June 2024 and 31 December 2024 value in use impairment calculation as well as the recoverable amount for each of the cash-generating units (CGU) impacted by the impairments are set out below:

		Stillwater
		30 June 2024	31 Dec 2024
Weighted average PGM (2E) basket price[1]	US$/2Eoz	1,206	1,120
Inflation rate[2]	%	2.5	2.1
Nominal discount rate[3]	%	11.5	13.0
Life-of-mine[4]	years	45.5	35
Recoverable amount	R' million	15,224	13,682
1The weighted average commodity prices and exchange rate were derived by considering various bank and commodity broker consensus forecasts
2The inflation rate is based on the expected forecast inflation rate for the geographic region which most affects the CGU's cash flows
3The nominal discount rate is calculated as the weighted average cost of capital of the respective CGUs
4Periods longer than five years are considered appropriate based on the nature of the operations since a formally approved life-of-mine plan is used to determine cash flows over the life of each mine based on the available reserves
AFR – 95
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
31 December 2023
The impairment of mining assets and goodwill for the year ended 31 December 2023 related to the following classes of assets:

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
1Various operational constraints, as previously reported, in the ramp-up of the Blitz project, coupled with higher than inflation increases in operating costs and a decrease in medium to long-term forecast palladium prices, resulted in a decrease in the expected future net cash flows from the US PGM operation. The higher weighted average cost of capital, driven by a higher beta, in combination with the aforementioned factors, contributed to the reduced value in use at 31 December 2023, which led to an impairment of property, plant and equipment and goodwill amounting to R38,900 million. In addition, goodwill allocated to the US PGM operation amounting to
R60 million pertaining to the acquisition of SFA (Oxford) was impaired
2An onerous supply contract (see note 30.2), higher fixed and variable costs, significantly reduced expected sustainable production volumes and higher than initially expected sustaining capital expenditure, resulted in the decrease in expected future net cash flows from the Sandouville nickel refinery. This, together with lower nickel prices, reduced the value in use at 31 December 2023 and led to an impairment of property, plant and equipment, intangible assets and goodwill amounting to
R1,606 million
3Lower than expected production volumes, above inflationary increases in operating costs, higher sustaining capital, the approaching end of life-of-mine and the diminishing window of opportunity to develop and operate the expansion projects concurrent with the ongoing operation, resulted in a decrease in the expected future net cash flows from the Century zinc retreatment operation. The lower value in use at 31 December 2023 led to an impairment of property, plant and equipment amounting to R3,689 million
4Consistent with the requirements of the Group’s capital allocation framework, the Burnstone project (included in the SA Gold corporate and reconciling items reportable segment) was delayed and was expected to ramp-up again during 2025. The additional costs during the delay, the deferral of mine ramp-up and higher weighted average cost of capital due to an increase in the beta, risk free rate and cost of debt, resulted in a decrease in the expected future net cash flows from Burnstone. The lower value in use at 31 December 2023 led to an impairment of property, plant and equipment amounting to R1,115 million
5Operational constraints, including seismicity and cooling, at the Kloof 4 shaft, compounded by the shaft incident during H2 2023 that damaged the shaft infrastructure, resulted in a severe deterioration in productivity that negatively impacted the financial viability of the Kloof 4 shaft. Consequently, during 2023, following a consultative process, the Group announced the closure of Kloof 4 shaft, which led to the specific impairment of property, plant and equipment amounting to R1,616 million
The assumptions applied in the 31 December 2023 value in use impairment calculation as well as the recoverable amount for each of the
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
1The weighted average commodity prices and exchange rate were derived by considering various bank and commodity broker consensus forecasts
2The inflation rate is based on the expected forecast inflation rate for the geographic region which most affects the CGU's cash flows
3The nominal discount rate is calculated as the weighted average cost of capital of the respective CGUs
4Periods longer than five years are considered appropriate based on the nature of the operations since a formally approved life-of-mine plan is used to determine cash flows over the life of each mine based on the available reserves
AFR – 96
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
11.  Royalties, mining and income tax, and deferred tax

Significant accounting judgements and estimates
The Group, directly and indirectly, is subject to income tax in South Africa, Zimbabwe, the United Kingdom (UK), France, Finland,
Australia, India, Mexico and the US. Significant judgement is required in determining the liability for income tax due to the complexity of legislation. During the ordinary course of business, transactions and calculations may occur for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on the best estimates of whether additional taxes will be due. The Group reassesses its judgements and estimates if facts and circumstances change. To the extent required, these transactions are disclosed in accordance with management's probability assessment. Where the facts and circumstances change or when the final tax outcome of these matters are different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
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
Additionally, future changes in tax laws in South Africa, Zimbabwe, the UK, France, Finland, Australia, India, Mexico and the US could limit the ability of the Group to obtain tax deductions in future periods.
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
For the year ended  31 December 2024
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
The Group is not exposed to royalty taxes in the US, France and Finland, however the Finnish government has introduced a mineral royalty tax which became effective in 2024. Since the Group does not yet produce minerals from the Keliber operations, no royalties were paid for the year ended 31 December 2024.

Figures in million – SA rand	2024	2023	2022
Current charge	(543)	(1,050)	(1,834)
SA gold royalties	(115)	(115)	(64)
SA PGM royalties	(212)	(804)	(1,770)
Australian royalties	(216)	(131)	—
Total royalties	(543)	(1,050)	(1,834)
11.2 Mining and income tax
South African statutory tax rates
Gold mining, mining and non-mining tax
Gold mining tax is determined according to a formula which takes into account the profit and revenue attributable to gold mining operations. Mining taxable income (SA PGM and SA gold) is determined after the deduction of all mining capital expenditure, with the provision that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is disregarded for the purpose of calculating mining tax.
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
US statutory tax rates
The US PGM operations are subject to tax at the statutory tax rate in the states of Montana (6.75%), Pennsylvania (8.49%) and Florida (5.5%)
as well as the federal statutory rate (21%). Effective 1 January 2025, all apportionable income in Montana will be apportioned using a single sales factor formula, while it currently uses a three-factor apportionment formula. The estimated impact of this change was incorporated in the Group's mining and income tax provision to the extent appropriate, which includes any related deferred tax impacts. The Reldan operations are subject to tax at the statutory tax rate in the state of Pennsylvania (8.49%) as well as the federal statutory tax rate (21%).
France, Finland and Australia statutory tax rates
Sandouville, Keliber and Century mine are subject to tax at a corporate income tax rate of 25%, 20% and 30%, respectively.
International tax reform - Pillar Two Model Rules exposure
The Organisation for Economic Co-operation and Development (OECD) published the Pillar Two model rules designed to address the tax challenges arising from the digitalisation of the global economy. It is unclear if the Pillar Two model rules will create additional temporary differences, whether it will result in the remeasurement of deferred taxes and which tax rate should be used to measure deferred taxes. The
Group applied the temporary exception issued as part of the amendments to IAS 12 Income Taxes to not recognise or disclose information about deferred tax assets and liabilities related to the proposed Pillar Two model rules.
Pillar Two legislation is enacted or substantively enacted in certain jurisdictions where the Group operates, namely, South Africa, Australia,
Barbados, France, Finland, Canada, the United Kingdom and Zimbabwe and was effective in these jurisdictions for the Group’s financial year beginning 1 January 2024 for purposes of the Income Inclusion Rule (IIR) and Qualified Domestic Minimum Top-up Tax (QDMTT). The
Group performed an assessment of the potential exposure arising from Pillar Two legislation for jurisdictions where Pillar Two requirements are effective for the year ended 31 December 2024. Based on the assessment performed by the Group and application of the available transitional safe harbours, there is no impact on mining and income tax for jurisdictions where Pillar Two legislation is effective.
AFR – 98
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
In the remaining jurisdictions where the Group operates, Pillar Two legislation is not yet effective for the year ended 31 December 2024. In
Gibraltar (where the Group owns an insurance cell investment), legislation was prepared and enacted, however, the legislation will only be effective for the Group’s 2025 financial year. The Group performed an assessment of the potential exposure to Pillar Two income taxes based on the most recent financial information for 2024. Based on the assessment performed, the Pillar Two effective tax rates in all jurisdictions in which the Group operates are above 15%, being the minimum proposed tax rate, or the jurisdiction will meet one of the transitional safe harbours and management is not currently aware of any circumstances under which this might change. Therefore, the
Group does not expect a potential significant exposure to Pillar Two top-up taxes for the remaining jurisdictions where the Group operates, based on the latest information for the year ended 31 December 2024.
Mining and income tax
The components of mining and income tax are as follows:

Figures in million – SA rand	Note	2024	2023	2022
Current tax		(1,418)	(3,178)	(9,282)
Mining tax		(752)	(2,960)	(8,225)
Non-mining tax		(427)	(370)	(310)
Company and withholding tax		(239)	152	(747)
Deferred tax	11.3	(78)	5,594	358
Deferred tax charge		(333)	6,277	305
Prior year adjustment		(109)	43	—
Deferred tax rate adjustment[1]		364	(726)	53
Total mining and income tax		(1,496)	2,416	(8,924)
1The deferred tax rate adjustment in South Africa and the US was:

Figures in million – SA rand	2024	2023	2022
South Africa	570	(731)	(150)
United States	(206)	5	203
Deferred tax rate adjustment	364	(726)	53
The change in the estimated long-term deferred tax rate at which the temporary differences are expected to reverse as a result of applying the mining tax formula at the
SA gold operations amounted to a deferred tax benefit of R570 million for the year ended 31 December 2024 (2023: charge of R731 million, 2022: charge of R150 million, which included a partial offset resulting from the change in the South African corporate tax rate from 28% to 27% from 1 January 2023)
AFR – 99
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Reconciliation of the Group’s mining and income tax to the South African statutory company tax rate of 27% (2023: 27%, 2022: 28%):

Figures in million – SA rand	2024	2023	2022
Tax on loss/(profit) before tax at maximum South African statutory company tax rate (27% (2023: 27%, 2022: 28%))	1,138	10,758	(7,813)
South African gold mining tax formula rate adjustment	41	236	19
US state tax adjustment	365	1,121	(168)
US statutory tax rate adjustment	(40)	(2,176)	181
Deferred tax rate differentials	—	—	16
Non-deductible amortisation and depreciation	—	(2)	(2)
Non-taxable dividend received	—	1	4
Non-deductible finance expense	(320)	(180)	(196)
Non-deductible share-based payments	(7)	(7)	(7)
Non taxable gain/(non-deductible loss) on fair value of financial instruments	1,196	(101)	(976)
Non-taxable gain on acquisition	—	243	—
(Non-deductible loss)/non-taxable gain on foreign exchange differences	(10)	463	22
Non-taxable share of results of equity-accounted investees	59	(317)	360
(Non-deductible impairments)/non-taxable reversal of impairments	—	(2,392)	1
Non-deductible transaction costs	(62)	(158)	(76)
Tax adjustment in respect of prior periods	(81)	10	(35)
Net other non-taxable income and non-deductible expenditure	(210)	(272)	324
Change in estimated deferred tax rate	364	(726)	53
Unrecognised or derecognised deferred tax assets[1]	(3,929)	(4,085)	(631)
Mining and income tax	(1,496)	2,416	(8,924)
Effective tax rate	(36%)	6%	32%
1The amount for the year ended 31 December 2024 relates mainly to unrecognised deferred tax assets at the US PGM operations of R3,503 million and Cooke of
R344 million. The amount for the year ended 31 December 2023 relates mainly to unrecognised deferred tax assets at Sandouville nickel refinery of R1,358 million, Century of R1,319 million, Burnstone of R436 million, Cooke of R278 million and SGL of R384 million. The amount for the year ended 31 December 2022 mainly consist of deferred tax assets not recognised of R86 million at SGL, R227 million at Cooke and R287 million at Burnstone
11.3 Deferred tax

Figures in million – SA rand	Notes	2024	2023	2022
Included in the statement of financial position as follows:
Deferred tax assets		(2,451)	(1,942)	(2,442)
Deferred tax liabilities		4,757	4,176	9,360
Net deferred tax liabilities		2,306	2,234	6,918
Reconciliation of the deferred tax balance:
Balance at beginning of the year		2,234	6,918	6,912
Deferred tax on acquisition of subsidiaries		—	348	—
Loss on remeasurement of previous interest in joint operation		—	21	—
Derecognition with deemed disposal of interest in joint operation	19	—	(142)	—
Deferred tax recognised in profit or loss	11.2	78	(5,594)	(358)
Deferred tax recognised in other comprehensive income		7	58	(81)
Foreign currency translation		(13)	625	445
Balance at end of the year		2,306	2,234	6,918
The detailed components of the net deferred tax liabilities which result from the differences between the amounts of assets and liabilities recognised for financial reporting and tax purposes are:
AFR – 100
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024

Figures in million – SA rand	2024	2023	2022
Deferred tax liabilities
Mining assets	12,821	9,387	13,001
Environmental rehabilitation obligation funds	888	973	713
US$ Convertible bond	—	349	—
Other	692	939	294
Gross deferred tax liabilities[1]	14,401	11,648	14,008
Deferred tax assets
Environmental rehabilitation obligation	(1,724)	(1,583)	(1,404)
Occupational healthcare obligation	(86)	(91)	(121)
Other payables and provisions[2]	(2,432)	(2,047)	(1,385)
Derivative financial instrument	—	(349)	—
Financial instruments	(307)	(416)	—
Tax losses and unredeemed capital expenditure	(7,473)	(4,857)	(4,097)
Share-based payment obligation	(73)	(71)	(83)
Gross deferred tax assets[3]	(12,095)	(9,414)	(7,090)
Net deferred tax liabilities	2,306	2,234	6,918
1The aggregate amount of temporary differences associated with investments in subsidiaries, for which no deferred tax liabilities have been recognised under the IAS 12.39 exemption at 31 December 2024, amounts to R956 million (2023: R811 million and 2022: R13,659 million)
2This includes other payables such as lease liabilities as well as employee-related liabilities. No deferred tax asset was recognised at 31 December 2024 and 31 December
2023 for the onerous contract provision due to the low probability of future taxable profits for the Sandouville nickel refinery
3The amount of deductible temporary differences, unused tax losses as well as unredeemed capital expenditure for which no deferred tax asset is recognised, amounted to R87,331 million (2023: R68,868 million and 2022: R48,648 million ). The amount of capital losses for which no deferred tax asset was recognised amounted to R5,686 million
(2023: R6,157 million, 2022: R5,613 million). Tax losses are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than one year for the South African operations. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. Tax losses are also available to be utilised against income generated by the relevant tax entity in France and Australia and do not expire. In Canada, tax losses expire after 20 years
11.4 Net tax, carbon tax and royalties (receivable)/payable

Figures in million – SA rand	Note	2024	2023	2022
Included in the statement of financial position as follows:
Tax, carbon tax and royalties receivable		(863)	(973)	(723)
Tax, carbon tax and royalties payable		342	743	104
Non-current portion of tax, carbon tax and royalties payable		13	64	11
Current portion of tax, carbon tax and royalties payable		329	679	93
Net tax, carbon tax and royalties receivable		(521)	(230)	(619)

Reconciliation of the net tax, carbon tax and royalties receivable balance:
Balance at beginning of the year		(230)	(619)	(1,046)
Royalties, carbon tax and current tax[1]		1,963	4,230	11,106
Royalties, carbon tax and tax paid		(2,236)	(4,131)	(10,681)
Royalties and carbon tax paid		(784)	(922)	(1,815)
Tax paid		(1,452)	(3,209)	(8,866)
Tax payable/(receivable) on acquisition of subsidiaries	16.1	—	285	(3)
Other		—	10	(8)
Foreign currency translation		(18)	(5)	13
Balance at end of the year		(521)	(230)	(619)
1The amount is made up of royalties tax charge of R543 million (2023: R1,050 million and 2022: R1,834 million) (see note 11.1), carbon tax charge of R2 million (2023: tax charge of R2 million and 2022: tax income of R10 million) and current tax charge of R1,418 million (2023: R3,178 million and 2022: R9,282 million) (see note 11.2)
AFR – 101
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
12.  Earnings per share

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

	2024	2023	2022
Weighted average number of shares
Ordinary shares in issue (’000)	2,830,567	2,830,567	2,830,370
Adjustment for weighting of ordinary shares in issue (’000)	—	(39)	(4,285)
Weighted average number of shares (’000)	2,830,567	2,830,528	2,826,085
(Loss)/profit attributable to owners of Sibanye-Stillwater (SA rand million)	(7,297)	(37,772)	18,396
Basic EPS (cents)	(258)	(1,334)	651
12.2 Diluted earnings per share
Diluted EPS is calculated by dividing the profit attributable to owners of Sibanye-Stillwater by the diluted number of ordinary shares in issue during the year.
Dilutive shares are the number of potentially dilutive ordinary shares that could be issued as a result of share awards granted to employees under the equity-settled share-based payment schemes (see note 6.1). The assumed conversion of the US$ Convertible Bond could potentially dilute basic earnings per share in future, however the bonds were anti-dilutive for the year ended 31 December 2023 and 31
December 2024.

	2024	2023	2022
Diluted weighted average number of shares
Weighted average number of shares (’000)	2,830,567	2,830,528	2,826,085
Potential ordinary shares (’000)	—	39	4,696
Diluted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,781
Diluted basic EPS (cents)	(258)	(1,334)	650
AFR – 102
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
12.3 Headline earnings per share
Headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year.
Reconciliation of profit attributable to owners of Sibanye-Stillwater to headline earnings:

Figures in million – SA rand unless otherwise stated	Notes	Gross	Net of tax
2024
Loss attributable to owners of Sibanye-Stillwater			(7,297)
Gain on disposal of property, plant and equipment		(55)	(38)
Impairments	10	9,173	9,098
Impairment recognised by equity-accounted investee, net of tax		19	19
Compensation for losses incurred		(26)	(20)
Foreign exchange movement recycled through profit or loss		55	55
Re-measurement items, attributable to NCI			—
Headline earnings			1,817
Weighted average number of shares (’000)			2,830,567
Headline EPS (cents)			64
2023
Loss attributable to owners of Sibanye-Stillwater			(37,772)
Gain on disposal of property, plant and equipment		(105)	(79)
Impairments	10	47,454	41,106
Gain on acquisition		(898)	(898)
Gain on remeasurement of previous interest in Kroondal	19	(298)	(298)
Impairment recognised by equity-accounted investee, net of tax	10	1,384	1,384
Foreign exchange movement recycled through profit or loss		(1,663)	(1,663)
Re-measurement items, attributable to NCI			4
Headline earnings			1,784
Weighted average number of shares (’000)			2,830,528
Headline EPS (cents)			63
2022
Profit attributable to owners of Sibanye-Stillwater			18,396
Gain on disposal of property, plant and equipment		(162)	(128)
Reversal of impairments	10	(6)	(4)
Loss on deconsolidation of subsidiaries		308	308
Profit on sale of Lonmin Canada		(145)	(145)
Foreign exchange movement recycled through profit or loss		(14)	(14)
Re-measurement items, attributable to NCI			9
Headline earnings			18,422
Weighted average number of shares (’000)			2,826,085
Headline EPS (cents)			652
12.4 Diluted headline earnings per share
Diluted headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the diluted weighted average number of ordinary shares in issue during the year.

	2024	2023	2022
Diluted headline earnings (R' million)	1,817	1,784	18,422
Diluted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,781
Diluted headline EPS (cents)	64	63	651
AFR – 103
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
Cash flows from dividends paid are classified under operating activities in the statement of cash flows.

The table below illustrates the dividends declared and paid:

Figures in million – SA rand unless stated otherwise	2024	2023	2022
Dividend declared and paid (interim)	—	1,501	3,905
Dividend declared after 31 December (final)	—	—	3,452
Total dividends declared for the year	—	1,501	7,357
Dividend per share (interim) — cents	—	53	138
Dividend per share (final) — cents	—	—	122
Dividends paid during the financial year	—	4,953	9,197
Dividends paid to NCI of subsidiaries during the financial year	173	365	256
Total dividends paid for the year[1]	173	5,318	9,453
1The dividends paid is impacted by the number of shares in issue at the time of payment
Dividend policy
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
Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments and related compensation, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gain on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of NCI, and changes in estimated deferred tax rate.
Consistent with Sibanye-Stillwater’s dividend policy and Capital Allocation Framework, the Board of Directors resolved not to declare a final dividend (2023: zero and 2022: 122 SA cents per share) as well as no interim dividend (2023: 53 and 2022: 138 SA cents per share).The total dividend for the year ended 31 December 2023 and 31 December 2022 was 53 and 260 SA cents per share, respectively.
AFR – 104
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Reconciliation of profit attributable to the owners of Sibanye-Stillwater to normalised earnings

Figures in million – SA rand	2024	2023	2022
(Loss)/profit attributable to the owners of Sibanye-Stillwater	(7,297)	(37,772)	18,396
Adjusted for:
(Gain)/loss on financial instruments	(5,433)	(235)	4,279
Gain on foreign exchange differences	215	(1,973)	(616)
Gain on disposal of property, plant and equipment	(55)	(105)	(162)
Impairments/(reversal of impairments)	9,173	47,454	(6)
Gain on acquisition	—	(898)	—
Restructuring costs	550	515	363
Transaction costs	851	474	152
Occupational healthcare gain	(76)	(365)	(211)
Gain on remeasurement of previous interest in Kroondal	—	(298)	—
Gain on increase in equity-accounted investment	(2)	(5)	—
Change in estimated deferred tax rate	(364)	726	(53)
Share of results of equity-accounted investees after tax	(212)	1,174	(1,287)
Provision for community costs post closure	24	—	—
Cyber security costs	67	—	—
Compensation for losses incurred	(26)	—	—
Loss on deconsolidation of subsidiaries	—	—	308
Profit on sale of Lonmin Canada	—	—	(145)
Tax effect of the items adjusted above	332	(6,664)	(33)
NCI effect of the items listed above	793	(276)	36
Normalised earnings[1]	(1,460)	1,752	21,021
1.Non-IFRS measures such as normalised earnings is the responsibility of the Group’s Board of Directors and presented for illustration purposes only, and because of its nature, normalised earnings should not be considered as a representation of financial performance under IFRS Accounting Standards
AFR – 105
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
These factors could include:
•changes in proved and probable mineral reserves
•differences between actual commodity prices and commodity price assumptions
•unforeseen operational issues at mine sites
•conversion of resources into proven and probable mineral reserves
•changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates
•changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine
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
For the year ended  31 December 2024

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
Mine development and infrastructure
Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost, which includes capitalised borrowing costs for qualifying assets, less accumulated depreciation and accumulated impairment losses.
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
Other assets
Non-mining assets are recorded at cost less accumulated depreciation and accumulated impairment losses. These assets include the assets of the mining operations that are not included in mine development and infrastructure. It also includes borrowing costs for qualifying assets, mineral and surface rights, land and all the assets of the non-mining operations.
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
For the year ended  31 December 2024

Depreciation of non-mining assets
Non-mining assets are recorded at cost and depreciated on a straight-line basis over their current expected useful lives to their residual values as follows:
•Vehicles: 5 years
•Computers: 3 - 5 years
•Furniture and equipment: 1 - 10 years
•Buildings and improvements: 5 - 39 years
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
Impairment losses are recognised in profit or loss. Impairment recognised in respect of a CGU is allocated first to goodwill allocated/
attributable to that particular CGU and thereafter to the individual assets in the CGU.
When any infrastructure is closed down or placed on care and maintenance during the year, any carrying value attributable to that infrastructure is tested for impairment and any impairment loss attributable to infrastructure is recognised. Expenditure incurred on care and maintenance is recognised in profit or loss.
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

AFR – 108
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024

Figures in million – SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2024
Cost
Balance at beginning of the year		177,016	144,102	30,145	2,769
Additions		22,471	22,378	72	21
Borrowings costs capitalised		64	64	—	—
Change in estimates of rehabilitation assets		220	35	185	—
Disposals		(573)	(570)	(3)	—
Derecognition of property, plant and equipment[1]		(4,355)	(4,345)	(10)	—
Transfers to/from right-of-use assets	15	241	123	118	—
Transfers between classes of property, plant and equipment		—	(347)	114	233
Transfer to assets held for sale		(169)	(169)	—	—
Assets acquired on acquisition of subsidiaries	16	542	489	53	—
Foreign currency translation		4	(108)	153	(41)
Balance at end of the year		195,461	161,652	30,827	2,982
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		115,678	84,832	28,728	2,118
Amortisation and depreciation	4	8,575	8,432	143	—
Impairment	10	9,113	9,113	—	—
Disposals		(500)	(497)	(3)	—
Derecognition of property, plant and equipment[1]		(4,355)	(4,345)	(10)	—
Transfer to asset held for sale		(130)	(130)	—	—
Depreciation capitalised to inventory		(60)	(60)	—	—
Foreign currency translation		234	93	171	(30)
Balance at end of the year		128,555	97,438	29,029	2,088
Carrying value at end of the year		66,906	64,214	1,798	894
1Included in the derecognition during the year, is short-term ore reserve development, which was capitalised up to 31 December 2021 and fully depreciated by 2023, and was derecognised, as well as other items of property, plant and equipment as no future economic benefits are expected from its use
AFR – 109
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024

Figures in million – SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2023
Cost
Balance at beginning of the year		148,893	119,545	27,563	1,785
Additions		22,092	21,849	190	53
Change in estimates of rehabilitation assets[1]		(415)	27	(441)	(1)
Disposals		(688)	(676)	(12)	—
Derecognition of property, plant and equipment[2]		(3,156)	(2,552)	(511)	(93)
Transfers between classes of property, plant and equipment		—	(703)	56	647
Transfers to right-of-use assets	15	(15)	(15)	—	—
Gain on remeasurement of previous interest in joint operation		320	320	—	—
Derecognition with deemed disposal of interest in joint operation[3]		(3,465)	(3,465)	—	—
Assets acquired on acquisition of subsidiaries		7,259	5,760	1,144	355
Foreign currency translation		6,191	4,012	2,156	23
Balance at end of the year		177,016	144,102	30,145	2,769
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		71,984	63,446	6,753	1,785
Amortisation and depreciation	4	9,798	8,894	904	—
Impairment	10	38,492	16,844	21,236	412
Disposals		(630)	(618)	(12)	—
Derecognition of property, plant and equipment[2]		(3,151)	(2,547)	(511)	(93)
Derecognition with deemed disposal of interest in joint operation[3]		(2,438)	(2,438)	—	—
Depreciation capitalised to inventory		96	96	—	—
Foreign currency translation		1,527	1,155	358	14
Balance at end of the year		115,678	84,832	28,728	2,118
Carrying value at end of the year		61,338	59,270	1,417	651
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
For the year ended  31 December 2024

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
AFR – 111
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
15.  Right-of-use assets

Accounting policy
Right-of-use assets comprise land and related infrastructure, mining equipment, vehicles and office rentals (included in the mine development, infrastructure and other asset class) of which none meet the definition of investment property. These right-of-use assets comprise the initial measurement of the corresponding lease liability, any initial direct costs incurred by the lessee, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset.
Right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses if applicable. The assets are depreciated over the shorter period of the lease term and useful life of the underlying asset.
If a lease transfers ownership of the underlying asset, or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.
See note 29 for additional detail.

Figures in million – SA rand	Notes	2024	2023	2022
Balance at beginning of the year		560	279	222
Additions and modifications		10	164	45
Right-of-use assets acquired on acquisition of subsidiaries	16	3	297	109
Assets derecognised with deemed disposal of interest in joint operation	19	—	(2)	—
Impairment of mining assets	10	(60)	—	—
Depreciation		(109)	(210)	(101)
Transfers and other movements		(244)	15	(2)
Foreign currency translation		(4)	17	6
Balance at end of the year		156	560	279
AFR – 112
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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

AFR – 113
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
16.1 Reldan business combination (revised)
Sibanye-Stillwater successfully concluded the acquisition of the Reldan on 15 March 2024 by acquiring 100% of the shares and voting interest. Reldan is a recycling group which reprocesses various waste streams to recycle precious metals and is based in Pennsylvania, USA.
In addition to Reldan's US operations, it has also established a presence in Mexico and India where it has forged strategic joint ventures with local partners. The acquisition complements the Group's US PGM recycling business in Montana and enhances its exposure to the circular economy.
Reldan's financial results were consolidated from the effective date. For the nine and a half months ended 31 December 2024,
Reldan contributed revenue of R6,306 million (US$344 million) and a net profit of R47 million (US$2 million) to the Group's results. Reldan's pro forma revenue and net profit would have been R7,353 million (US$423 million) and R24 million (US$1 million), respectively, had the acquisition been effective from 1 January 2024. Total revenue and total net loss of the Group for the year ended 31 December 2024 would have been R113,176 million and R5,733 million had the acquisition been effective from 1 January 2024. In determining these amounts, management assumed that the fair value adjustments that arose on the date of acquisition would be the same if the acquisition occurred on 1 January 2024. The functional currency of Reldan's US operations is the US dollar.
The purchase price allocation on the effective date was allocated on a provisional basis in accordance with IFRS 3 for, amongst others, property, plant and equipment, investments, contingent liabilities, provisions, as well as any deferred tax implications. During the 12 month measurement period commencing on the acquisition date and ending 15 March 2025, management provisionally revised the initial purchase price allocation due to new information obtained in accordance with IFRS 3.
Consideration
The fair value of the consideration, including previous interest held is as follows:

Figures in million – SA rand	2024
Consideration paid[1]	2,943
Fair value of NCI put liability[2]	109
Total consideration	3,052
1Includes transaction-related cost of US$1 million (R23 million) paid by Reldan on behalf of the previous owners. Cash consideration amounted to US$155.9 million
(R2,920 million)
2Relates to an NCI put option in respect of an intermediate Reldan holding company which owns an interest in the Indian joint venture operations, and may require the
Group to purchase shares from the non-controlling shareholders of Reldan if exercised by the NCI. The put option can be exercised by the NCI between three and five years at a market price
Reldan acquisition related costs
The Group incurred total acquisition related costs of R111 million for the year ended 31 December 2024 (2023: R75 million) on advisory and legal fees. These costs are recognised as transaction costs in profit or loss during the period in which incurred.
AFR – 114
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Identified assets acquired and liabilities assumed
The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures in million – SA rand	Notes	2024
Property, plant and equipment[2]	14	542
Intangible assets[2]	17	1,397
Right-of-use assets	15	3
Equity-accounted investments[2]		269
Inventories[2]		1,503
Trade and other receivables		163
Cash and cash equivalents[3,4]		230
Lease liabilities	29	(3)
Other payables[3]	22	(956)
Borrowings[2]	28.8	(84)
Deferred revenue	32	(120)
Trade and other payables[3]		(175)
Fair value of identifiable net assets acquired[1]		2,769
1Carrying value approximate fair value, except as detailed in footnote 2 below
2Fair value of assets and liabilities for which the carrying value does not approximate fair value, excluding those not within the IFRS 3 measurement scope, were determined as follows:
•The fair value of property, plant and equipment was determined based on market prices for similar items and where relevant, the fair value was determined using the depreciated replacement cost method
•The fair value of intangible assets was determined based on the relief-from-royalty method which considers the discounted estimated royalty payments that are avoided as a result of ownership as well as an income approach (multi-period excess earnings method) which considers the present value of future net cash flows to value the vendor relationships
•The fair value of equity-accounted investments was determined based on an income approach which considers the discounted expected future cash flows of the investment
•The fair value of inventories was based on an assessment of net realisable value
•The fair value of borrowings was determined based on a market-related discount rate
3  Cash and cash equivalents , other payables and trade and other payables, previously amounting to R71 million, R733 million and R104 million at 30 June 2024, respectively, were revised based on new information obtained in accordance with IFRS 3
4  The transaction results in net cash paid of R2,690 million based on cash and cash equivalents acquired of R230 million and cash consideration paid of R2,920 million
Goodwill
Goodwill arising from the business combination is as follows:

Figures in million – SA rand	2024
Consideration paid	3,052
Fair value of identifiable net assets acquired	(2,769)
Goodwill[1,2,3]	283
1The goodwill is attributable to the human capital and the premium paid for the synergies and benefits expected to be derived from enhancing the Group's recycling business across the US, Mexico and India
2US tax legislation requires the purchase consideration to be allocated in order to determine future tax deduction. An amount of R1,092 million (US$58 million) is estimated to be deductible for tax purposes in the future
3Goodwill, previously amounting to R148 million at 30 June 2024, was revised based on new information obtained in accordance with IFRS 3. The net adjustments based on the new information obtained resulted in additional goodwill
The table below provides a summary of the net cash paid on the acquisition of Reldan during the year ended 31 December 2024:

Figures in million – SA rand	2024
Reldan acquisition, net of cash acquired	(2,690)
Cash consideration paid	(2,920)
Cash and cash equivalents acquired	230
AFR – 115
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
Accounting policy
Goodwill is stated at cost less accumulated impairment losses. Goodwill is not amortised. In accordance with the requirements of IAS 36
Impairment of Assets, the Group performs its annual impairment review of goodwill at each financial year end or whenever there are impairment indicators to establish whether there is any indication of impairment to goodwill. Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. An impairment is made if the carrying amount exceeds the recoverable amount. The recoverable amount is determined as the higher of “value in use” and “fair value less cost to sell”, based on the cash flows over the life of the CGUs and discounted to a present value at an appropriate discount rate. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill allocated to the entity sold. Other intangible assets, including customer relationships, software, patents and trademarks that are acquired by the Group and have finite useful lives, are measured at cost less accumulated amortisation and any accumulated impairment losses.
Amortisation on intangible assets is calculated on a straight-line method over the estimated useful lives, and is generally recognised in profit or loss. The estimated useful lives for intangible assets are as follows:
•Vendor relationships - Aggregators: 5 years
•Vendor relationships - Manufacturers: 10 years
•Brand: 5 years

Figures in million – SA rand	Notes	2024	2023	2022
Goodwill
Balance at beginning of the year		499	8,241	7,727
Goodwill on acquisition of subsidiaries	16.1	283	—	23
Impairment	10	—	(8,435)	—
Foreign currency translation		—	693	491
Carrying value at end of the year[1]		782	499	8,241
Other intangibles
Cost
Balance at beginning of the year		98	86	—
Intangible assets acquired on acquisition of subsidiaries	16.1	1,397	—	83
Additions		4	—	—
Foreign currency translation		(3)	12	3
Balance at end of the year		1,496	98	86

Accumulated amortisation and impairment
Balance at beginning of the year		95	5	—
Impairment	10	—	86	—
Foreign currency translation		(1)	—	—
Charge for the year		126	4	5
Balance at end of the year		220	95	5
Carrying value at end of the year2		1,276	3	81
Total goodwill and other intangibles		2,058	502	8,322
1The goodwill arose on the acquisition of the below subsidiaries:
•SFA (Oxford), amounting to R123 million allocated to the Stillwater (R60 million), Rustenburg (R44 million) and Kroondal (R18 million) CGUs, where it is tested for impairment. During 2023, the R60 million goodwill allocated to Stillwater was impaired (see note 10). The remaining carrying value of goodwill related to the SFA (Oxford)
acquisition amounts to R63 million at 31 December 2023
•Qinisele Resources, amounting to R54 million and fully impaired by 31 December 2020
•Cooke, amounting to R737 million which was fully impaired by 31 December 2020
•Aquarius Platinum (South Africa) Proprietary Limited (Aquarius), amounting to R401 million allocated to the Kroondal (R134 million) and the Rustenburg operation (R267 million) CGUs, where it is tested for impairment. No impairment has been recognised
AFR – 116
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
•Stillwater, amounting to US$450 million (R5,874 million), at the exchange rate on the acquisition effective date) allocated to the Stillwater CGU. During 2023, the entire goodwill amount allocated to the Stillwater CGU with a carrying value of R8,352 million was impaired (see note 10)
•DRDGOLD, amounting to R35 million allocated to the DRDGOLD CGU, where it is tested for impairment. No impairment has been recognised
•Sandouville, amounting to R23 million allocated to the Sandouville CGU. During 2023, the entire goodwill amount allocated to the Sandouville CGU was impaired (see note 10)
•Reldan, amounting to R283 million allocated to the Reldan CGU, where it is tested for impairment. No impairment has been recognised
2Included in the balance at 31 December 2024, is an intangible asset in respect of vendor relationships - manufacturers amounting to R1,146 million with a remaining amortisation period of approximately nine years
The recoverable amount of goodwill was calculated based on the value in use of the CGUs to which to goodwill was allocated.
Goodwill amounting  to R1,092 million (US$58 million) is deductible for tax purposes in respect of the Reldan acquisition (see note 16.1).
The Group’s estimates and assumptions used in the 31 December 2024 impairment testing include:

		Gold operations[1]			PGM operations			Europe (Sandouville nickel refinery)[2]		AUS operations	*	Reldan
		2024	2023	2022	2024	2023	2022	2023	2022	2023		2024
Average gold price[3,5]	R/kg	1,324,530	1,072,364	869,035
Average PGM (4E) basket price[4,5]	R/4Eoz				26,963	29,124	27,566
Average PGM (2E) basket price[5]	US$/2Eoz				1,120	1,281	1,334
Average nickel price[5]	US$/lbs							8.9	8.3
Average cobalt price[5]	US$/lbs							15.8	22.1
Average zinc price[5]	A$/t									3,873
Average gold price[5]	US$/oz											2,329
Average silver price[5]	US$/oz											29
Nominal discount rate — South Africa[6,7]	%	14.3- 15.7	13.7 - 15.8	13.9 - 15.8	21.3 - 21.5	22.5 - 22.7	22.5 - 22.6
Nominal discount rate — US7%					13.0	12.0	12.9					15.3
Nominal discount rate — Europe[7]	%							7.4	9.8
Nominal discount rate — Australia[7]	%									9.3
Inflation rate — South Africa[3,8]	%	5.0	6.0	6.5	5.0	6.0	6.5
Inflation rate — US8%					2.1	2.5	4.0					2.1
Inflation rate — Europe[8]	%							1.6	2.5
Inflation rate — Australia[8]	%									2.9
Life-of-mine[3,9]	years	4 - 10	4 - 11	4 - 10	13 - 45	14 - 47	15 - 49	23	24	4		N/A
*No impairment assessment performed at 31 December 2024 as carrying values reduced to nil due to change in the rehabilitation provision
1Include the operating gold mines Driefontein, Kloof and Beatrix
2The Keliber impairment assessment at 31 December 2024 applied an average lithium hydroxide price of US$18,640/t (2023: US$22,933/t), nominal discount rate of 9.9%
(2023: 10.1%), inflation rate of 2% (2023: 2%) and a life-of-mine of 23 years (2023: 24 years)
3The estimates and assumptions used in the impairment assessment of the Burnstone project include an average gold price of R1,189,493/kg (2023: R1,012,625/kg, 2022:
R793,473/kg), inflation rate of 5.0% (2023: 6.0%, 2022: 6.5%) and life-of-mine of 25 years (2023: 25 years, 2022: 22 years)
4The average PGM basket price used on the Mimosa equity-accounted joint venture was R25,433/4Eoz (2023: R26,632/4Eoz, 2022: R25,420/4Eoz)
5The average prices and the exchange rate were derived by considering various bank and commodity broker consensus forecasts
6Nominal discount rate for the Burnstone project is 17.5% (2023: 18.9%, 2022: 17.4%) and for the equity-accounted joint venture Mimosa, 22.7% (2023: 31.2%, 2022: 30.7%)
7The nominal discount rate is calculated as the weighted average cost of capital of the respective CGUs
8The inflation rate is based on the expected forecast inflation rate in the geographical region which most affects the CGU's cash flows
9Periods longer than five years are considered appropriate based on the nature of the operations since a formally approved life-of-mine plan is used to determine cash flows over the life of each mine based on the available reserves
AFR – 117
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
The cash flows are based on the annual life-of-mine plans that takes into account the following:
•Proved and probable ore reserves of the CGUs
•Revenue based on the consensus forecast commodity prices and operating costs
•Sustaining capital expenditure estimates over the life-of-mine plan
•Developmental capital expenditure, where applicable
Results of impairment assessments for the Group's CGUs and goodwill allocated to CGUs
Other than the impairment recognised in note 10, no further impairment was recognised at 31 December 2024 for the Group's CGUs, or any
CGUs with allocated goodwill. However, holding all other assumptions constant, the table below illustrates possible changes in certain key assumptions used in the Group's impairment assessments that could result in impairment. There was low to minimal headroom in the recoverable amounts for the CGUs listed below.

CGU	Key assumption	Value of key assumption	Change to key assumption resulting in impairment
Marikana	Average 4E PGM basket price	R26,380/4Eoz	4.3%
Keliber	Average lithium hydroxide price	US$18,640/t	0.1%
Mimosa	Average 4E PGM basket price	R25,433/4Eoz	0.1%
In addition, a significant portion of the recoverable amount of the Stillwater CGU is based on the income expected from Section 45X
Advanced Manufacturing Production Tax Credit for critical minerals in the US. Negative legislative changes could have a significant impact on the recoverable amount of the Stillwater CGU. A 1% change in the value of the credit has a 12% impact on the recoverable amount of this CGU.
AFR – 118
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
Mimosa functional currency
The functional currency of Mimosa, which is domiciled in Zimbabwe, has been determined as US dollar. During 2024, the Zimbabwean government introduced a new gold-backed currency replacing the Zimbabwean dollar, referred to as the Zimbabwe Gold (ZiG). As a result of this change, management reassessed whether there is a change in the functional currency of Mimosa. This assessment depends on the primary economic environment in which the company operates, which is considered to be the environment in which it generates and expends cash. These considerations include the currency primarily influencing sales prices, the country whose competitive forces and regulations mainly determine sales prices and the currency that influences labour, material and other costs of production. Judgements and assumptions made in determining the functional currency may have a significant impact on the results presented for the Group.
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
For the year ended  31 December 2024

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

The Group holds the following equity-accounted investments:

Figures in million – SA rand	Notes	2024	2023	2022
Rand Refinery[1]	18.1	766	660	578
Mimosa[2]	18.2	4,920	5,146	6,650
Peregrine[2]	18.3	1,260	1,247	1,160
Other equity-accounted investments[3]		377	95	83
Total equity-accounted investments		7,323	7,148	8,471
1Associate
2Joint venture
3Includes the Group's investment in Glint Incorporated (associate) acquired during 2022. The investment has a carrying value of R118 million (2023: R92 million, 2022:
R81 million) at 31 December 2024. The balance also includes the Group's equity-accounted investments in Mexico and India, acquired through the Reldan business combination (see note 16.1) which has a combined carrying value of R258 million at 31 December 2024
18.1 Rand Refinery
Sibanye-Stillwater has a 44.4% interest in Rand Refinery Proprietary Limited (Rand Refinery), a company incorporated in South Africa, which is involved in the refining of bullion and by-products sourced from, inter alia, South African and foreign gold producing mining companies.
Rand Refinery is accounted for using the equity method.
The movement in the equity-accounted investment in Rand Refinery for the year is as follows:

Figures in million – SA rand	2024	2023	2022
Balance at beginning of the year	660	578	649
Share of results of equity-accounted investee after tax[1]	327	315	236
Dividends received	(221)	(233)	(307)
Balance at end of the year	766	660	578
1Since Rand Refinery has a 31 August year end, it is equity-accounted based on its latest management accounts for the period ended 30 November
AFR – 120
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
The Group’s interest in the summarised financial statements of Rand Refinery is as follows:

Figures in million – SA rand	2024	2023	2022
Revenue	2,129	1,738	1,189
Total comprehensive income	735	708	532
Non-current assets	803	761	556
Current assets	2,238	1,890	1,955
Non-current liabilities	(117)	(44)	(50)
Current liabilities	(529)	(688)	(565)
Net assets (100%)	2,395	1,919	1,896
Reconciliation of the total investment in Rand Refinery with attributable net assets:
Net assets (44.4%)	1,065	853	843
Dividend received[1]	(221)	(116)	(188)
Fair value adjustment[2]	(36)	(36)	(36)
Reconciling items[3]	(42)	(41)	(41)
Total investment in Rand Refinery	766	660	578
1The dividend received relates to the dividend received from Rand Refinery after 30 November. The total dividend received for 2024 amounted to R221 million (2023:
R233 million, 2022: R307 million)
2The investment in equity-accounted investee was fair valued at 1 July 2002, the date when significant influence was obtained
3Reconciling items relate to adjustments on consolidation of DRDGOLD’s interest in Rand Refinery
18.2 Mimosa
Sibanye-Stillwater has a 50% interest in Mimosa Investments Limited (Mimosa), which owns and operates the Mimosa mine. The mine produces platinum and is situated in Zimbabwe.
The movement in the equity-accounted investment in Mimosa for the year is as follows:

Figures in million – SA rand	Note	2024	2023	2022
Balance at the beginning of the year		5,146	6,650	5,413
Share of results of equity-accounted investee after tax		(97)	(1,479)	1,061
Impairment	10	—	(423)	—
Dividends received		(180)	(208)	(243)
Foreign currency translation		51	606	419
Balance at end of the year		4,920	5,146	6,650
AFR – 121
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
The Group’s interest in the summarised financial statements of Mimosa is as follows:

Figures in million – SA rand	2024	2023	2022
Revenue	6,207	6,433	8,535
Amortisation and depreciation	(667)	(951)	(685)
Interest income	12	64	203
Finance expense	(89)	(56)	(71)
Income and royalty tax	(374)	554	(946)
Income tax	(112)	820	(692)
Royalty tax	(262)	(266)	(254)
Profit or loss	(194)	(2,957)	2,123
Other comprehensive income	101	1,213	838
Total comprehensive income	(93)	(1,744)	2,961
Non-current assets	6,062	5,675	7,560
Property, plant and equipment[1]	6,062	5,675	7,560
Right-of-use assets	—	—	—
Current assets	6,406	6,997	8,124
Cash and cash equivalents	274	770	1,545
Other current assets	6,132	6,227	6,579
Non-current liabilities	(1,216)	(1,037)	(1,840)
Non-current financial liabilities[2]	—	—	—
Other non-current liabilities	(1,216)	(1,037)	(1,840)
Current liabilities	(573)	(403)	(453)
Current financial liabilities[2]	(573)	(403)	(453)
Other current liabilities	—	—	—
Net assets (100%)	10,679	11,232	13,391
Reconciliation of the total investment in Mimosa with attributable net assets:
Net assets (50%)	5,340	5,616	6,696
Impairment of investment in Mimosa	—	(423)	—
Reconciling items[3]	(420)	(47)	(46)
Total investment in Mimosa	4,920	5,146	6,650
1The Group impaired the property, plant and equipment of Mimosa at 31 December 2023 (see note 10) amounted to R3,728 million of which the Group's 50% share amounted to R1,864 million (R1,384 million net of tax (see note 12.3)).
2Non-current and current financial liabilities (excluding trade and other payables and provisions) were zero for all periods presented, except for 2022, when the current financial liabilities (excluding trade and other payables and provisions) amounted to R35 million
3The reconciling items include the difference between the carrying amount and fair value of the Mimosa’s identifiable assets and liabilities on acquisition less accumulated amortisation, and foreign exchange differences on translation of assets and liabilities of the foreign joint venture
Repatriation of funds from Zimbabwe is subject to regulatory approval in Zimbabwe.
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
•A commitment from Aldebaran to carry the next US$30 million of exploration spend at the Altar Project over a maximum of five years(inclusive of 2018 drilling that was conducted between February and May of 2018) as an initial earn-in of a 60% interest in the Altar
Project (the Initial Earn-in)
Pursuant to the Arrangement Agreement, Aldebaran also received the right to elect to earn-in an additional 20% interest in the Altar
Project by spending an additional US$25 million exploration expenditure over a three-year period following the Initial Earn-in.
AFR – 122
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Peregrine was a subsidiary of Stillwater Canada. On 25 October 2018, Aldebaran issued an aggregate of 15,449,555 Aldebaran shares to
Sibanye-Stillwater, representing 19.9% of the current 77,635,957 issued and outstanding Aldebaran shares, and made an upfront cash payment of US$15 million to Sibanye-Stillwater in accordance with the Arrangement Agreement. From this date, Stillwater Canada and
Aldebaran act together to direct the relevant activities of and, therefore, collectively control Peregrine. As a result of the loss of control,
Peregrine was derecognised as a subsidiary and accounted for as an equity-accounted investment. On 14 August 2023, Aldebaran successfully completed the Initial Earn-in and elected to earn-in an additional 20% in Peregrine over a three-year period for an additional exploration expenditure of US$25 million. Subsequent to 31 December 2024, the additional earn-in process was completed. On 7
November 2024, Aldebaran announced that they have entered into a joint venture agreement with Nuton Holdings Limited (Nuton), whereby Nuton can acquire a 20% indirect interest in the Altar Project by making staged payments totalling US$250 million. Final payment in terms of the agreement is expected to be made in 2026 if Nuton agrees to proceed. The Group will retain a 20% interest in Peregrine upon conclusion of the additional earn-in by Aldebaran as well as the conclusion of the JV agreement with Nuton.
At 31 December 2024, the Group had a 40% (2023: 40%, 2022: 100%) legal interest in Peregrine, which is subject to an additional earn-in arrangement of 20% as described above. At 31 December 2024, Aldebaran was not in breach of the earn-in requirements.
The equity-accounted investment in Peregrine movement for the year is as follows:

Figures in million – SA rand	Note	2024	2023	2022
Balance at the beginning of the year		1,247	1,160	1,086
Impairment of loan to Peregrine	10	—	(18)	—
Foreign currency translation		13	105	74
Balance at end of the year		1,260	1,247	1,160
The Group’s interest in the summarised financial statements of Peregrine is as follows:

Figures in million – SA rand	2024	2023	2022
Non-current assets	2,859	2,830	3,004
Current assets	—	—	—
Non-current liabilities	(10)	(9)	(426)
Current liabilities	—	—	(16)
Net assets (100%)	2,849	2,821	2,562
Reconciliation of the total investment in Peregrine with attributable net assets:
Net assets (20% (2023: 20% and 2022: 40%))[1]	570	564	1,025
Reconciling items[2]	690	683	135
Total investment in Peregrine	1,260	1,247	1,160
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
dilution in the interest resulting from the earn-in requirements
18.4 Cash additions to equity-accounted investments
The table below summarises the cash paid during the year for investments in equity-accounted investees:

Figures in million – SA rand	2024	2023	2022
Century	—	(373)	—
Glint	(35)	(23)	(92)
Total cash paid	(35)	(396)	(92)
AFR – 123
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
19.  Interests in joint operations

Accounting policy
A joint operation is a joint arrangement in which the parties that share joint control have rights to the assets, and obligations for the liabilities, relating to the arrangement.
The following are recognised in the consolidated financial statements in relation to the Group’s interests in joint operations:
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

Kroondal Mine
The Group’s interests in joint operations included a 50% interest in the Kroondal PSA. On 31 January 2022, Sibanye-Stillwater announced it had entered into an agreement with RPM, through its subsidiary SRPM, which resulted in SRPM assuming full ownership of the Kroondal operation. On 1 November 2023, the sale transaction became effective and the Group assumed full ownership of Kroondal. In accordance with the requirements of IFRS 3, the Group remeasured its interest in Kroondal to fair value at the effective date of the acquisition. This resulted in a gain on remeasurement of R298 million, which was included in other income (see note 8.2). The fair value of the existing interest in the Kroondal joint operation at the date of acquisition was included in calculating the gain on acquisition of R898 million and formed part of the total assets and liabilities acquired in the business combination.
The table below summarises the assets and liabilities after remeasurement to fair value, which were held by the Group through its interest in the Kroondal joint operation, and deemed to be disposed of, at the effective date of the acquisition:

Figures in million – SA rand	Notes	2023
Property, plant and equipment	14	1,027
Right-of-use asset	15	2
Environmental rehabilitation obligation funds	21	260
Other receivables		255
Inventories		97
Trade and other receivables		1,731
Cash and cash equivalents		489
Environmental rehabilitation obligation and other provisions	30.1	(818)
Deferred tax liabilities	11.3	(142)
Other payables		(23)
Cash-settled share-based payment obligations	6.6	(15)
Trade and other payables		(509)
Total fair value of previously held interest		2,354
AFR – 124
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
20.  Other investments

Significant accounting judgements
Where the Group holds less than 20% interest in a company, the assessment of whether there is significant influence and hence an equity-
accounted investment may involve judgement. These judgements typically include the extent of representation on the board of directors, other involvement in the company such as technical committee, any other contractual arrangements as well as the effective influence that the particular shareholding interest provides. A different conclusion could have a significant impact on the measurement, presentation and disclosure of the particular investment.

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

The Group holds the following investments:

Figures in million – SA rand	2024	2023	2022
Designated at FVTOCI investments:
Rand Mutual Assurance Company Limited	197	166	149
Furuya Metal Company Limited[1]	515	500	455
Aldebaran[2]	608	304	238
Generation Mining Limited[3]	64	106	322
ioneer Limited[4]	272	277	643
Century[5]	—	—	258
Other	8	22	98
Mandatorily measured at FVTPL investments:
Verkor S.A. (Verkor)[6]	904	951	554
EnHyWhere	41	107	78
Other	562	452	380
Amortised cost investments	336	294	165
Total other investments	3,507	3,179	3,340
1The Group holds approximately 4.89% in Furuya Metal Company Limited which is incorporated in Japan and listed on the Tokyo Stock Exchange. Its main business is the manufacture/sale of industrial-use precious metals
2The Group holds 14.34% in Aldebaran which is incorporated in Canada and listed on the Toronto Stock Exchange (TSX). Aldebaran is a mineral exploration company
3The Group holds 13.85% in Generation Mining Limited which is incorporated in Canada and listed on the TSX. Generation Mining Limited is in the process of developing the
Marathon copper-palladium project
4The Group holds 6.19% in ioneer Limited (ioneer) which is incorporated in Australia. ioneer is an emerging lithium-boron producer listed on the Australian Securities
Exchange (ASX) and currently owns 100% of the Rhyolite Ridge lithium-boron project (Rhyolite Ridge) in Nevada in the US. The fair value of the investment is based on the listed share price of ioneer at 31 December 2024 (see note 36.2)
5On 27 October 2021, Sibanye-Stillwater entered into a subscription agreement with Century Resources Limited incorporated in Australia (and listed on the ASX), where the
Group agreed to purchase ordinary shares as part of a capital raising by Century. The aggregate investment represented a 19.9% ownership interest at 31 December
2022. The Group acquired a 100% shareholding in Century during 2023
6On 22 March 2022, the Group, through its wholly-owned subsidiary, Sibanye Battery Metals Proprietary Limited, invested in Verkor by subscribing for a €25 million
(R409 million) convertible bond. Verkor is a French Gigafactory project aiming to enter the European battery materials market as a manufacturer of low-carbon footprint batteries for application in electric vehicles and large-scale stationary storage markets. The convertible bond was converted into preference shares during September
2023. The convertible bond was recognised as an investment measured at fair value, with net gains and losses recognised in profit or loss. Subsequent to conversion, the preference shares continue to be measured at fair value through profit or loss. During September 2023, the Group also subscribed for a further €15 million (R303 million)
preference share investment, which is measured at fair value through profit or loss. The fair value of the total investment in Verkor amounted to R904 million at 31
December 2024 (2023: R951 million, 2022: R554 million), with R46 million (2023: R93 million gain, 2022: R145 million gain) recognised as a fair value loss for the year ended 31
December 2024
Fair value of other investments
Other investments consists primarily of listed investments and other short-term investment products, which are measured at fair value or have carrying amounts that approximates fair value. The fair values of non-listed investments included in other investments are determined through valuation techniques that include inputs that are not based on observable market data. Fair value measurements of listed investments are categorised as level 1 and 2 under the fair value hierarchy and non-listed investments as level 3 (see note 36.1).
AFR – 125
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
21.  Environmental rehabilitation obligation funds
In order to offset the environmental effects of the Group's mining activities, the Group sets aside funds for rehabilitation of the environmental impacts of its operations, in order to fund rehabilitation according to the expected closure and rehabilitation plans.

Accounting policy
The Group’s rehabilitation obligation funds consist of investments measured at FVTPL and those measured at amortised cost. Rehabilitation obligation funds measured at fair value include a fixed income portfolio of bonds, rehabilitation policies and cell captive investments.
These funds are measured at fair value at each reporting date. The fair value is determined with reference to underlying bond prices using industry valuation techniques and appropriate models. Rehabilitation obligation funds measured at amortised cost mainly comprise term and notice deposits. These financial instruments are measured at amortised cost, using the effective interest method.
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
In addition, funds are set aside to serve as collateral against the guarantees made to regulatory authorities for environmental rehabilitation obligations.

Figures in million – SA rand	Notes	2024	2023	2022
Balance at beginning of the year		5,927	5,306	5,202
Assets acquired on acquisition of subsidiary	16	—	616	—
Assets derecognised with deemed disposal of interest in joint operation	19	—	(260)	—
Contributions made		273	185	86
Payments received		(24)	(322)	(33)
Interest income	5.1	404	339	235
Transfer to other financial assets		—	(22)	(264)
Fair value gain[1]		112	80	80
Foreign currency translation		(1)	5	—
Balance at end of the year		6,691	5,927	5,306

Environmental rehabilitation obligation funds are measured as follows:
FVTPL		3,750	3,212	2,801
Amortised cost		2,941	2,715	2,505

Environmental rehabilitation obligation funds comprise of the following:
Restricted funds[2]		2,134	1,850	1,616
Other funds		4,557	4,077	3,690
1The environmental rehabilitation trust fund includes a fixed income portfolio of bonds that are fair valued at each reporting date
2The funds are set aside to serve as collateral against the guarantees made to the Department of Minerals, Resources and Energy for environmental rehabilitation obligations
Fair value of environmental rehabilitation obligation funds
Environmental rehabilitation obligation funds comprise fixed income portfolio of bonds, rehabilitation policies, investment in a cell captive as well as fixed and notice deposits. A portion of the environmental rehabilitation obligation funds are measured at FVTPL as stated above, while the carrying values of those measured at amortised cost, approximate fair value based on the nature and terms of the investments
(see note 36.1).
Credit risk
The Group is exposed to credit risk on the total carrying value of the investments held in the environmental rehabilitation obligation funds.
The Group has reduced its exposure to credit risk by investing in funds with a limited number of major financial institutions.
AFR – 126
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
Subsequent to initial recognition, financial instruments included in other receivables and other payables are measured at amortised cost, except where fair value through profit or loss measurement is appropriate. Contingent consideration, the metals borrowings liability and derivative financial instruments are measured at fair value through profit or loss.
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

22.1 Other receivables

Figures in million – SA rand	2024	2023	2022
Right of recovery receivable	—	—	275
Rates and taxes receivable	94	74	93
Pre-paid royalties	296	310	322
Palladium hedge derivative asset	—	—	50
Other	257	165	139
Total other receivables	647	549	879
Reconciliation of the non-current and current portion of the other receivables:
Other receivables	647	549	879
Current portion of other receivables	(156)	(26)	(81)
Non-current portion of other receivables	491	523	798
22.2 Other payables

Figures in million – SA rand	2024	2023	2022
Deferred payment (Rustenburg operation acquisition)	—	—	3,518
Contingent consideration (Kroondal acquisition)	—	1,570	—
Right of recovery payable	—	—	34
Deferred/contingent consideration (Pandora acquisition)	—	44	128
Marikana dividend obligation	730	1,626	2,129
Keliber dividend obligation	388	1,147	—
Metals borrowings liability	855	—	—
NCI put liability	109	—	—
Gold and zinc hedge derivative liability	494	173	—
Other	873	862	582
Total other payables	3,449	5,422	6,391
Reconciliation of the non-current and current portion of the other receivables:
Other payables	3,449	5,422	6,391
Current portion of other payables	(1,634)	(2,015)	(3,891)
Non-current portion of other payables	1,815	3,407	2,500
AFR – 127
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Right of recovery receivable and payable
Based on the Kroondal PSA with Anglo American Platinum Limited, Kroondal held a contractual right to recover 50% of the rehabilitation obligation relating to environmental rehabilitation resulting from PSA operations from RPM, where this rehabilitation relates to property owned by the Kroondal operation. Likewise RPM held a contractual right to recover 50% of the rehabilitation obligation relating to environmental rehabilitation resulting from the PSA operations from Kroondal Operations, where the rehabilitation relates to property owned by RPM. On 1 November 2023, the Group (through SRPM) acquired RPM's 50% of the PSA (see note 19), which included RPM's respective right of recovery receivable and payable. As a result, the right of recovery receivable and payable eliminates on consolidation following the Kroondal acquisition.
Deferred payment (Rustenburg operation acquisition)
The purchase consideration in the Rustenburg operation transaction included a deferred payment, calculated as being equal to 35% of the distributable free cash flow generated by the Rustenburg operation over a six year (1 January 2017 to 31 December 2022) period from inception (latest of the transaction closing or 1 January 2017), subject to a minimum payment of R3.0 billion. The deferred payment liability at 31 December 2022 was calculated based on the actual distributable free cash flow of the Rustenburg operation for the year ended 31
December 2022. For prior periods, the deferred payment liability was calculated using estimated cash flow models that used several key assumptions, including estimates of future sales volumes, PGM prices, operating costs and capital expenditure. The liability was settled on
30 March 2023.
The deferred payment movement for the year is as follows:

Figures in million – SA rand	Notes	2024	2023	2022
Balance at the beginning of the year		—	3,518	6,920
Interest charge	5.2	—	85	266
Payment of deferred payment		—	(3,607)	(4,441)
Loss on revised estimated cash flows	7	—	4	773
Balance at end of the year		—	—	3,518
Contingent consideration (Kroondal acquisition)
The Group (through SRPM) assumed full ownership of Kroondal on 1 November 2023 (effective date) by acquiring RPM's 50% in the
Kroondal PSA. The Group agreed to pay RPM a contingent consideration based on a percentage of the cumulative pre-tax cash flows of the Kroondal PSA until a total of 1,350,000 4E ounces (on a 100% basis) was delivered to RPM (agreed PSA ounces). At the effective date, approximately 204,517 4E ounces were still outstanding in terms of the Kroondal PSA and continued to be delivered under the terms of the
PoC arrangement. The percentage was determined based on a sliding scale/specific ranges of the PGM basket price included in the sale agreement. The Group would not make any payment to RPM if the cumulative pre-tax cash flows of the Kroondal PSA was negative. The remaining ounces were delivered during 2024 and resulted in the Group settling this portion of the contingent consideration amounting to cash payments of R292 million. The Group also agreed to pay RPM an amount equal to 50%of the amount receivable from RPM at the end of the final measurement period in respect of the agreed PSA ounces (agreed PSA ounces receivable). The Group determined the contingent consideration at the effective date as 50% of the agreed PSA ounces receivable. RPM withheld 50% of each payment of the agreed PSA ounces receivable until the payment of R882 million was paid in full. This payment is a non-cash transaction for the Group, as the contingent consideration was offset with the 50% of the PSA ounces.
The Kroondal contingent consideration movement for the year is as follows:

Figures in million – SA rand	Note	2024	2023	2022
Balance at the beginning of the year		1,570	—	—
Contingent consideration on acquisition of subsidiary		—	1,433	—
Payment made		(1,174)	—	—
(Gain)/loss on revised estimated cash flows[1]	7	(396)	137	—
Balance at end of the year		—	1,570	—
1The total net (gain)/loss is made up of the fair value movement recognised on the contingent consideration in respect of the delivery of the agreed PSA ounces (gain of
R8 million (2023: R33 million)) and the agreed PSA ounces receivable (gain of R388 million (2023: loss of R170 million))
Deferred/contingent consideration (Pandora acquisition)
The Lonmin group acquired the remaining 50% stake in Pandora Joint Venture in 2017. The purchase price included a deferred and contingent consideration element. The deferred payment element represented a minimum consideration of R400 million, which was settled through a cash payment based on 20% of the distributable free cash flows generated from the Pandora E3 operations on an annual basis for a period of 6 years, ended on 30 November 2023. The fair value of the deferred consideration at acquisition of Lonmin by the Group was determined using the present value of the future cash flows at a discount rate of 12.5%. The contingent consideration element was based on the extent to which 20% of the distributable free cash flows exceeded R400 million. This element was valued at R44 million at 31
December 2023 (2022: R13 million). The distributable free cash flow was derived from forecast cash flow models. These models used several key assumptions, including estimates of future sales volumes, PGM prices, operating costs and capital expenditure. The Group settled the remaining R44 million liability on 1 February 2024.
AFR – 128
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
The Pandora deferred consideration movement for the year is as follows:

Figures in million – SA rand	Note	2024	2023	2022
Balance at the beginning of the year		44	128	400
Interest charge	5.2	—	3	18
Loss/(gain) on revised estimated cash flows		—	39	(112)
Payment made		(44)	(126)	(178)
Balance at end of the year		—	44	128
Marikana dividend obligation
The Marikana dividend obligation relates to amounts payable to external shareholders through an intermediate company holding structure. The obligation is classified as a financial liability measured at amortised cost. At year end, the dividend obligation was measured applying the same assumptions as set out in note 6.5, except for the discount rates of 11.64% (EPL) and 11.71% (WPL), which remains consistent over the life of the obligation (see note 6.5 for additional detail regarding the Marikana B-BBEE transaction).
The following table summarises the changes in the Marikana dividend obligation:

Figures in million – SA rand	Notes	2024	2023	2022
Balance at the beginning of the year		1,626	2,129	1,539
Interest — unwinding of amortised cost	5.2	188	236	165
(Gain)/loss on revised estimated cash flows[1]	7	(1,046)	(548)	650
Payments made		(38)	(191)	(225)
Balance at end of the year		730	1,626	2,129
1The gain on revised estimated cash flow in 2024 is primarily as a result of a decrease in the estimated future net cash flows over the life-of-mine as a result of the decrease in the long term 4E PGM basket price
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
obligation eliminates on consolidation. The dividend obligation is a financial liability and was initially measured at fair value less any directly attributable costs, and subsequently measured at amortised cost.
At 31 December 2024 the following assumptions were applied in measuring the Keliber dividend obligation:

		2024	2023	2022
Average lithium hydroxide price	US$/t	18,640	22,933	—
Real discount rate	%	9.83	9.83	—
Inflation rate	%	2.5	2.5	—
Life-of-mine	years	23	24	0
The following table summarises the changes in the Keliber dividend obligation:

Figures in million – SA rand	Note	2024	2023	2022
Balance at the beginning of the year		1,147	—	—
Initial recognition of the Keliber dividend obligation		—	792	—
(Gain)/loss on revised estimated cash flows[1]	7	(811)	287	—
Interest — unwinding of amortised cost		109	52	—
Foreign currency translation reserve		(57)	16	—
Balance at end of the year		388	1,147	—
1The gain on revised estimated cash flow for the year ended 31 December 2024 is primarily as a result of a decrease in the long term lithium hydroxide price
AFR – 129
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Metals borrowings liability
The metals borrowings liability relates to precious metals that are borrowed and repaid under a consignment arrangement with a financial institution for working capital cash management purposes, and was acquired by the Group as part of the acquisition of Reldan (see note
16.1). The precious metal traded are gold, silver, platinum and palladium, and transactions with the lender are recorded at the daily market prices on the day the metals are traded. Settlement of transactions is usually within two to three business days after the trade date. The liability is measured at fair value according to the market borrowing position, with fair value movements recognised in profit or loss.
The following table summarises the changes in the metals borrowings liability:

Figures in million – SA rand	Note	2024	2023	2022
Balance at the beginning of the year		—	—	—
Initial recognition on acquisition of subsidiary	16.1	956	—	—
Cash advances received		4,337	—	—
Settlements through delivery of metals		(4,308)	—	—
Gain on commodity price movements		(136)	—	—
Foreign currency translation reserve		6	—	—
Balance at end of the year		855	—	—
Deferred/contingent payments made
The table below summarises the cash deferred/contingent payments made during the year on the obligations set out above:

Figures in million – SA rand	2024	2023	2022
Deferred payment (Rustenburg operation)	—	3,607	4,441
Deferred/contingent consideration (Pandora acquisition)	44	126	178
Contingent consideration (Kroondal acquisition)	292	—	—
Contingent consideration (SFA (Oxford) acquisition)	—	—	111
Total cash payments made	336	3,733	4,730
Payments in excess of the original fair value (operating cash flows)	44	3,733	4,545
Payments up to initial fair value (investing cash flows)	292	—	185
Fair value of other receivables and other payables
Due to the approaches applied in calculating the carrying values as described above, the fair values approximate the respective carrying values, except for the Marikana dividend obligation and the Keliber dividend obligation. At 31 December 2024, the fair values (level 3) of the Marikana dividend obligation and the Keliber dividend obligation amounted to R559 million (2023: R1,257 million) and R532 million
(2023: R1,434 million), respectively. The fair values at 31 December 2024 were calculated by applying a market-related discount rate to expected future cash flows available for dividends. At 31 December 2022, the Marikana dividend obligation's carrying value approximated fair value (see note 36.1).
Market risk
The deferred/contingent consideration relating to Pandora (up to 31 December 2023), Kroondal contingent consideration (up to 31
December 2023) and the Marikana dividend obligation are sensitive to changes in the 4E basket price. A one percentage point increase in the 4E basket price would have impacted profit/loss before tax by R34 million (2023: R70 million, 2022: R52 million). The Keliber dividend obligation is sensitive to changes in the lithium hydroxide price. A one percentage point increase in the lithium hydroxide price would have impacted profit/loss before tax by R26 million (2023: R27 million).
Credit risk
The carrying value of the other receivables represents the maximum credit risk exposure of the Group in relation to these receivables. The
Group has reduced its exposure to credit risk by dealing with a limited number of approved counterparties (see note 36.2).
AFR – 130
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
Metals in process quantities
Recoverable metal quantities are reconciled to ore input and actual metal recoveries. Due to inherent limitations on precise monitoring of recoverability levels, the process of metallurgically balancing inputs and outputs is regularly monitored and metallurgical estimates are refined through reference to actual results. Periodic inventory counts are conducted at refineries to assess the accuracy of inventory quantities. Where required, changes in metallurgical estimates are factored into the measurement of metal inventory. Due to expected levels of estimation uncertainty, reasonable tolerances of total metals are accepted in the measurement of PGM in process quantities.
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
The Group values ore stockpiles and metal-in-process when it can be reliably measured. Cost is determined on the following basis:
•Gold reef ore stockpiles and gold-in-process are valued using weighted average cost. Cost includes production, amortisation, depreciation and related administration costs
•PGM and battery metals inventory is valued using weighted average cost by allocating cost, based on the joint cost of production, apportioned according to the relative sales value of each of the PGMs and battery metals produced. The group recognises the metal produced in each development phase in inventory with an appropriate proportion of cost. Cost includes production, amortisation, depreciation and related administration costs
•By-product metals are identified based on the relative importance and materiality of the relevant metals in relation to the basket of metals mined or produced at each operation. By-product metals are generally valued at the incremental cost of production from the point of split-off from the joint products in the relevant processing stream, considering the nature and objective of the operation
•Consumable stores are valued at weighted average cost after appropriate provision for surplus and slow-moving items

Figures in million – SA rand	2024	2023	2022
Consumable stores[1]	3,420	3,317	2,066
PGM ore and mill inventory	134	276	535
PGM in process[2]	14,241	13,292	13,673
PGM finished goods	6,160	6,948	7,856
Gold in process	371	320	233
Gold bullion	665	959	1,096
Sandouville metals in process	244	327	357
Sandouville raw materials	140	168	307
Sandouville finished goods	94	292	187
Zinc concentrate inventory	19	345	—
Other	61	119	74
Total inventories	25,549	26,363	26,384
1The cost of consumable stores consumed during the year and included in operating cost amounted to R24,685 million (2023: R25,778 million and 2022:R21,929 million)
2Included in PGM in process, is R5,724 million (2023: R6,771 million, 2022: R5,882 million) relating to the Marikana operations
Inventories were reduced during 2024 by R4,784 million (2023: R1,694 million and 2022: R111 million) due to write-down to net realisable value. The write-downs mainly relate to PGM in process and PGM finished goods of R3,843 million (2023: R1,179 million) and R844 million
(2023: R423 million), respectively, as a result of the lower commodity price environment. The write-down in 2022 related to consumable stores. The write-downs are included in cost of sales (see note 4).
AFR – 131
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
In addition to other types of PGM sales, trade receivables include actual invoiced sales of PGM concentrate, as well as sales not yet invoiced for which deliveries have been made and the control has transferred. This is similar for sales of zinc concentrate also included in trade receivables. The PGM and zinc concentrate receivables are financial assets measured at fair value through profit or loss, as the solely payments of principle and interest criteria is not met. The receivable amount calculated for the PGM and zinc concentrate delivered but not yet invoiced is recorded at the fair value of the consideration receivable at the date of delivery. At each subsequent reporting date the receivable is remeasured to reflect the fair value movements in the pricing mechanism which are recognised in revenue. Foreign exchange movements on foreign currency denominated receivables are recognised as a foreign exchange gain or loss in profit or loss subsequent to the recognition of a sale.

Figures in million – SA rand	2024	2023	2022
Trade receivables — gold operations	56	—	—
Trade receivables — PGM operations	2,099	5,353	4,304
PGM sales concentrate	965	3,407	3,564
PGM sales other	1,134	1,946	740
Trade receivables — zinc concentrate sales	356	108	—
Trade receivables — Sandouville metals sales	122	261	135
Trade receivables — e-scrap recycling	249	—	—
Other trade and non-trade receivables[1]	783	947	1,389
Payroll debtors	192	273	361
Interest receivable	42	90	90
Financial assets	3,899	7,032	6,279
Prepayments[2]	793	1,219	433
Value added tax	1,030	649	788
Total trade and other receivables	5,722	8,900	7,500
1These receivables arise from the Group's non-core activities such as services rendered by service entities to third parties, scrap metal and diesel sales, recovery of water and electricity and other miscellaneous items, and therefore do not include the Group's proceeds from the sale of products
2Prepayments include prepayments of DRDGOLD made towards capital projects amounting to R113 million at 31 December 2024 (2023: R610 million)
Fair value of trade and other receivables
The fair value of trade receivables for PGM concentrate sales are determined based on ruling market prices, volatilities and interest rates, and constitutes level 2 on the fair value hierarchy (see note 36.1).
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
AFR – 132
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
The table below summarises the impairment allowance raised on other non-trade receivables that are considered to be impaired:

Figures in million – SA rand	2024	2023	2022
Balance at beginning of the year	101	214	201
Impairment allowance recognised in profit or loss for the year	161	21	28
Financial assets written off	(6)	(132)	—
Impaired financial assets recovered during the year	(3)	(2)	(15)
Balance at end of the year[1]	253	101	214
1The impairment allowance mainly relates to payroll receivables, property rentals and certain supplier loans. During 2024, an impairment allowance related to a receivable balance from Blue Ridge Platinum Proprietary Limited (Blue Ridge) was recognised amounting to R118 million. The remaining impairment allowance recognised for 2024 also relates to non-core activity receivables of the Group
Commodity price risk
The Group is exposed to commodity price risk on PGM concentrate receivables that are still subject to provisional pricing adjustments after the reporting date. A change in the 4E basket price of one percent would impact revenue and the related PGM concentrate receivables by R8 million.
Foreign currency sensitivity
Certain of the Group’s components with SA rand as their functional currency have trade and other receivables which are settled in
US dollars. The balances are sensitive to changes in the rand/US dollar exchange rate. A one percentage point change in the SA rand closing exchange rate of R18.76/US$ would have impacted profit/loss before tax by R12 million.
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

Figures in million – SA rand	2024	2023	2022
Cash at the bank, on hand and cash equivalents	16,049	25,560	26,076
Total cash and cash equivalents	16,049	25,560	26,076
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
For the year ended  31 December 2024
26.  Stated share capital

Accounting policy Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.
Authorised and issued
The roll forward below shows the movement of the legally issued shares of the Company for the periods indicated.

Figures in thousand	2024	2023	2022
Authorised number of shares	10,000,000	10,000,000	10,000,000

Reconciliation of issued number of shares:
Number of shares in issue at beginning of the year	2,830,567	2,830,370	2,808,406
Shares issued under Sibanye-Stillwater/SGL Share Plan	—	197	21,964
Number of shares in issue at end of the year	2,830,567	2,830,567	2,830,370
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

The Group’s NCI relates to the following subsidiaries:

Figures in million – SA rand	Notes	2024	2023	2022
NCI of DRDGOLD	27.1	3,396	2,634	2,283
NCI of Keliber	27.1	908	237	616
NCI of Group Technical Security Management		6	6	6
NCI of Marikana	27.1	—	—	(2)
Total NCI		4,310	2,877	2,903
The summarised financial information of DRDGOLD and Keliber is provided below. This information is based on amounts before intercompany eliminations.
AFR – 134
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024

Figures in million – SA rand	2024	2023	2022
DRDGOLD Limited
Revenue	7,068	5,816	5,274
Profit for the year	1,713	1,333	1,157
Total comprehensive income	1,707	1,348	1,156
Profit attributable to NCI	852	662	573
Net (decrease)/increase in cash and cash equivalents	(868)	(863)	153
Dividends paid	171	363	255
Non-current assets	8,673	5,523	4,303
Current Assets	1,620	2,751	2,985
Non-current liabilities	(2,021)	(1,329)	(1,183)
Current liabilities	(672)	(730)	(552)
Net assets	7,600	6,215	5,553

Figures in million – SA rand	2024	2023	2022
Keliber Oy
Revenue	—	—	—
Profit/(loss) for the year	552	(429)	(93)
Total comprehensive income	329	3	154
Profit/(loss) attributable to NCI	672	(352)	(14)
Net (decrease)/increase in cash and cash equivalents	(116)	145	1,819
Dividends paid	—	—	—
Non-current assets	10,995	5,000	2,314
Current Assets	2,782	2,511	2,304
Non-current liabilities	(6,152)	(1,219)	(81)
Current liabilities	(1,586)	(582)	(248)
Net assets	6,039	5,710	4,289
AFR – 135
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
27.1 Subsequent NCI transactions
DRDGOLD transaction
DRDGOLD is a company incorporated in South Africa with its head office in Johannesburg. DRDGOLD’s primary listing is on the JSE Limited and its secondary listing is on the New York Stock Exchange. DRDGOLD's production is derived from retreatment of surface tailings in South
Africa. Following Sibanye-Stillwater’s exercise of its option to acquire an additional 12.05% in DRDGOLD effective 10 January 2020, NCI held a 49.90% at 31 December 2024 (2023: 49.90% and 2022: 49.90%) with an effective holding of 49.77% at 31 December 2024 (2023: 49.72% and
2022: 49.67%) after considering the impact of treasury shares held by DRDGOLD. In calculating the reattribution to NCI, the Group used the net asset value of DRDGOLD at the effective date of the option exercise, including the consideration paid for the subscription, and determined a reattribution between NCI and the Group.
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
For the year ended  31 December 2024
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
Sibanye-Stillwater acquired additional shares in Century through its original take-over offer subsequent to the effective date of the acquisition. On 10 May 2023, Sibanye-Stillwater, through on-and off-market trades, obtained a 100% interest in Century through cash
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
For the year ended  31 December 2024
28.  Borrowings and derivative financial instrument

Significant accounting judgements and estimates
Borrowings
Expected future cash flows used to determine the carrying amount of the Burnstone Debt are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the expected commodity price, foreign currency exchange rates, and estimates of production costs, future capital expenditure and discount rates, and ultimately the timing and amount of capital and interest that are expected to be repaid, as well as the timing and repayment on Sibanye-Stillwater funding provided to date.
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
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. For borrowings that can be settled in shares, the Group disregards conversion options that are recognised as equity when assessing the host liability's classification as current or non-current.
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

Figures in million – SA rand	Note	2024	2023	2022
Borrowings		41,687	36,618	22,728
Derivative financial instrument	28.5	—	3,810	—
Balance at end of the year		41,687	40,428	22,728
Current portion of borrowings and derivative financial instrument		(552)	(15,482)	(122)
Non-current portion of borrowings and derivative financial instrument		41,135	24,946	22,606
AFR – 138
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Borrowings

Figures in million – SA rand	Notes	2024	2023	2022
US$1 billion RCF	28.1	—	—	—
R5.5 billion RCF	28.2	—	4,000	—
R6.5 billion RCF	28.3	3,000	—	—
2026 and 2029 Notes	28.4	22,354	22,042	20,140
US$ Convertible Bond	28.5	7,921	7,538	—
Burnstone Debt	28.6	2,260	2,991	2,540
Keliber loan facilities	28.7	5,724	—	—
Other borrowings	28.8	424	40	42
Franco-Nevada liability		4	3	2
Stillwater Convertible Debentures		—	4	4
Total borrowings		41,687	36,618	22,728
Reconciliation of the non-current and current portion of the borrowings:
Borrowings		41,687	36,618	22,728
Current portion of borrowings		(552)	(11,672)	(122)
Non-current portion of borrowings		41,135	24,946	22,606
The current portion of borrowings will be repaid out of operational cash flows or it will be refinanced by utilising available Group facilities.
Included in the current portion of borrowings at 31 December 2023 is the US$ Convertible Bond, which was subject to approval by a general meeting of Sibanye-Stillwater shareholders to be convertible into ordinary shares of Sibanye-Stillwater. Following the shareholder approval in 2024, the bond component of the US$ Convertible Bond was reclassified to non-current and the derivative component derecognised (see note 28.5).
The roll forward of borrowings in the current year is as follows:

Figures in million - SA rand	Notes	2024	2023	2022
Balance at beginning of the year		36,618	22,728	20,298
Borrowings acquired on acquisition of subsidiary	16	84	6	39
Loans raised[1]		8,278	12,758	8,000
Loans repaid		(3,335)	(1,323)	(8,003)
Unwinding of loans recognised at amortised cost	5.2	688	359	216
Accrued interest[2]	5.2	1,946	1,192	1,046
Accrued interest paid		(1,947)	(1,175)	(1,061)
Borrowing costs capitalised		64	—	—
(Gain)/loss on the revised cash flow of the Burnstone Debt	28.6	(1,053)	(32)	776
Loss on foreign exchange differences and foreign currency translation		344	2,105	1,417
Balance at end of the year		41,687	36,618	22,728
1Total loans raised per the statement of cash flows for the year ended 31 December 2023 included the initial recognition of the derivative element of the US$ Convertible
Bond of R1,673 million (see note 28.5)
2Relates to the 2022 and 2025 Notes, 2026 and 2029 Notes, US$ Convertible Bond and the RCFs
AFR – 139
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
28.1 US$1 billion RCF
Sibanye-Stillwater concluded the refinancing of its undrawn US$600 million RCF on 6 April 2023. The facility will be used in financing of the
Group's ongoing capital expenditure, working capital and general corporate expenditure requirements, which may include the financing of future acquisitions or business combinations. The RCF is linked to a Secured Overnight Financing Rate (SOFR), which is a recently effective interest rate published as part of the interbank offered rate (IBOR) reform initiative.
Terms of the US$1 billion RCF

Facility:	US$1 billion
Interest rate:	Linked term SOFR
Interest rate margin:	1.60% if net debt to adjusted EBITDA is equal to or less than 1.0x
1.80% if net debt to adjusted EBITDA is greater than 1.0x and less than or equal to 2.0x
2.00% if net debt to adjusted EBITDA is greater than 2.0x and less than or equal to 3.0x
2.20% if net debt to adjusted EBITDA is greater than 3.0x
Term of facility:
Three years, subject to two optional one-year extensions depending on lenders' approval. During April 2025, all facility lenders approved the second extension with the facility now maturing on 6 April 2028

Borrowers:	The Company, SGL, Stillwater, Kroondal, SRPM, EPL, WPL and Sandouville
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM, EPL, WPL, Sandouville, Keliber Technology Oy and Keliber

Figures in million – SA rand	2024	2023	2022
Balance at beginning of the year	—	—	—
Loans raised	—	—	—
Loans repaid	—	—	—
Accrued interest[1]	185	73	—
Accrued interest paid	(185)	(73)	—
Loss on foreign exchange differences	—	—	—
Balance at end of the year	—	—	—
Current portion of balance	—	—	—
Non-current portion of balance	—	—	—
1Includes commitment fees
28.2 R5.5 billion RCF
Sibanye-Stillwater refinanced its R6.0 billion RCF, which matured on 15 November 2019, by entering into a new R5.5 billion RCF on 25
October 2019 and drawing under the new RCF on 11 November 2019. The purpose of the facility was to refinance facilities, finance ongoing capital expenditure and general corporate expenditure requirements. This facility was refinanced by the Group through a new
R6 billion RCF (see note 28.3).

Terms of the R5.5 billion RCF
Facility:	R5.5 billion
Interest rate:	JIBAR
Interest rate margin:	2.4% if net debt to adjusted EBITDA is equal to or less than 2.0x
2.6% if net debt to adjusted EBITDA is greater than 2.0x
Term of facility:
Three years, subject to two optional one-year extensions depending on lenders' approval. All facility lenders have approved the first and second extension with the loan facility matured on 11 November 2024.

Borrowers:	The Company, SGL, Kroondal, SRPM, EPL and WPL
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM, EPL and WPL
AFR – 140
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024

Figures in million –SA rand	Note	2024	2023	2022
Balance at beginning of the year		4,000	—	—
Loans raised		—	5,000	8,000
Loans repaid		—	(1,000)	(8,000)
Accrued interest[1]		319	125	155
Accrued interest paid		(319)	(125)	(155)
Inter bank transfer	28.3	(4,000)	—	—
Balance at end of the year		—	4,000	—
Current portion of balance		—	(4,000)	—
Non-current portion of balance		—	—	—
1Includes commitment fees
28.3 R6.5 billion RCF
Sibanye-Stillwater refinanced its R5.5 billion RCF on 16 August 2024, which was to mature on 11 November 2024, by entering into a new
R6 billion RCF including an option for Sibanye-Stillwater to increase the RCF by a further R1 billion during the term through inclusion of additional lenders. The Group executed a R500 million increase in the facility on 6 December 2024. The purpose of the facility is to refinance facilities, finance ongoing capital expenditure and general corporate expenditure requirements.
Terms of the R6.5 billion RCF

Facility:	R6.5 billion
Interest rate:	JIBAR[1]
Interest rate margin:	2.2% if net debt to adjusted EBITDA is equal to or less than 1.0x
2.4% if net debt to adjusted EBITDA is greater than 1.0x but less than or equal to 2.0x
2.6% if net debt to adjusted EBITDA is greater than 2.0x but less than or equal to 3.0x
2.8% if net debt to adjusted EBITDA is greater than 3.0x
Term of facility:	Three years, subject to two optional one-year extensions depending on lenders' approval
Borrowers:	The Company, SGL, Kroondal, SRPM, EPL and WPL
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM, EPL, WPL, Keliber and Keliber Technology Oy
1The facility will transfer to a newly published interest rate in accordance with IBOR reform amendments prior to the date on which the JIBAR will no longer be available for use

Figures in million – SA rand	Note	2024	2023	2022
Balance at beginning of the year		—	—	—
Inter bank transfer	28.2	4,000	—	—
Loans raised		1,000	—	—
Loans repaid		(2,000)	—	—
Accrued interest[1]		97	—	—
Accrued interest paid		(97)	—	—
Balance at end of the year		3,000	—	—
Current portion of balance		—	—	—
Non-current portion of balance		3,000	—	—
1Includes commitment fees
AFR – 141
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
Guarantors:
Each of the Notes are fully and unconditionally guaranteed, jointly and severally by the Guarantors (the
Company, SGL, Kroondal, SRPM, EPL, WPL, Sandouville, Keliber Technology Oy and Keliber). The guarantees rank equally in right of payment to all existing and future senior debt of the Guarantors.

Figures in million – SA rand	2024	2023	2022
Balance at beginning of the year	22,042	20,140	18,785
Interest charge	928	932	829
Unwinding of amortised cost	98	80	68
Accrued interest paid	(932)	(951)	(844)
Loss on foreign exchange differences	218	1,841	1,302
Balance at end of the year	22,354	22,042	20,140
Current portion of balance	(118)	(116)	(107)
Non-current portion of balance	22,236	21,926	20,033
28.5 US$ Convertible Bond
Sibanye-Stillwater (through its wholly-owned subsidiary Stillwater) launched an offering of US$500 million senior, unsecured, guaranteed bonds, due in November 2028 and subject to the receipt of the requisite approval by a general meeting of the shareholders of Sibanye-
Stillwater, will be convertible into new and/or existing Sibanye-Stillwater ordinary shares (Convertible Bonds). Prior to, and/or absent of such approval, holders of the Convertible Bonds would, on conversion, receive a cash amount equal to the value of the underlying ordinary shares. The proceeds of the bonds will be applied to the advancement of the Group's growth strategy including the funding of future
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
The US$ Convertible Bond consisted of two components. The option component was recognised as a derivative financial instrument
(financial liability), measured at fair value, with changes in fair value recognised in profit or loss. The non-derivative host instrument (i.e.
bond component) was recognised as a financial liability measured at amortised cost using the effective interest method. On 28 May 2024,
Sibanye-Stillwater shareholder approval was obtained for the US$ Convertible Bond to be convertible into ordinary shares of the Company at the option of the holders. The share conversion start date was 28 June 2024, with the last day that cash conversion could be requested being 26 June 2024. The derivative element was transferred to equity on 26 June 2024 as a result of the removal of the cash conversion option. At 31 December 2023, the bond component and derivative financial instrument was fully classified as current liabilities while shareholder approval for the conversion option remained outstanding. Upon removal of the cash conversion option, the bond component was reclassified as a non-current liability.
AFR – 142
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Convertible bond at amortised cost

Figures in million – SA rand	2024	2023	2022
Balance at beginning of the year	7,538	—	—
Loans raised	—	7,455	—
Interest charge	389	36	—
Interest paid	(385)	—	—
Unwinding of amortised cost	298	27	—
Loss on foreign exchange differences	81	20	—
Balance at end of the year	7,921	7,538	—
Current portion of balance	(37)	(7,538)	—
Non-current portion of balance	7,884	—	—
Derivative financial instrument

Figures in million – SA rand	Note	2024	2023	2022
Balance at beginning of the year		3,810	—	—
Initial recognition of derivative instrument		—	1,673	—
Transfer to equity		(2,009)	—	—
(Gain)/loss on financial instruments[1]	7	(1,733)	2,136	—
Loss on foreign exchange differences		(68)	1	—
Balance at end of the year		—	3,810	—
Current portion of balance		—	(3,810)	—
Non-current portion of balance		—	—	—
1The fair value gain for 2024 on the derivative financial instrument is mainly due to a decrease in the Sibanye-Stillwater share price since the previous reporting date
28.6 Burnstone Debt
Sibanye Gold Eastern Operations (SGEO) has bank debt of US$178 million (the Burnstone Debt) outstanding as part of the net assets acquired on 1 July 2014.
Terms of the Burnstone Debt

Facility:	A1: US$0.2 million
A2: US$7.8 million
A3: US$51.0 million
A4: US$119.1 million
Interest rate:	A1 and A2: Interest free
A3 and A4: Interest free until 1 July 2017, then at term Secured Overnight Financing Rate (SOFR)
Interest rate margin:	A3 and A4: 4% from 1 July 2017
Term of loan:	No fixed term
Repayment period:	A1: Repaid on 1 July 2014

A2: From 1 July 2017 the first 50% of Burnstone’s free cash flow (as defined in the settlement agreement) will be used to repay the intercompany Wits Gold Shareholder Loan and the balance of 50% to repay A2.

A3 and A4: On settlement of A2, 90% of Burnstone’s free cash flow will be used to repay the intercompany Wits
Gold Shareholder Loan and the balance of 10% to repay the Burnstone Debt. On settlement of the intercompany Wits Gold Shareholder Loan and interest, 30% of Burnstone’s free cash flow will be used to repay the Burnstone Debt and the balance will be distributed to Wits Gold.

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

AFR – 143
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024

Figures in million – SA rand	Note	2024	2023	2022
Balance at beginning of the year		2,991	2,540	1,507
Unwinding of amortised cost		284	252	148
(Gain)/loss on revised estimated cash flows[1]	7	(1,053)	(32)	776
Loss on foreign exchange differences		38	231	109
Balance at end of the year		2,260	2,991	2,540
Current portion of balance		—	—	—
Non-current portion of balance		2,260	2,991	2,540
1.At 31 December 2024, the expected free cash flows expected to repay the loan as detailed above were revised as a result of revised cash flows over the life-of-mine plan due to a change in the allocation between SGL and the financial institutions in terms of the shareholder loan agreement and the term loan agreement. The cash flows over the life of mine were also revised due to:
•Revised forecast costs and capital expenditure, and
•Revised weighted average gold prices 2024: R1,189,493/kg (2023: R1,012,625/kg and 2022: R793,473/kg) and long term exchange rates 2024: R18.00/US$ (2023: R18.50/
US$ and 2022: R15.50/US$) based on a LOM of 25 years. A2 is discounted using a 5.9% discount rate and A3 and A4 is discounted at 9.5%
•In line with the Group's Capital Allocation Framework, the Burnstone project is delayed and is expected to ramp-up again during 2025. The additional costs during the delay and the deferral of mine ramp-up has resulted in a decrease in the expected future net cash flows from Burnstone, offsetting the impact of the increase in the weighted average gold price
28.7 Keliber loan facilities
Sibanye-Stillwater executed a EUR500 million green loan financing facility (Green loan) for the Keliber lithium project, through the Group's subsidiary, Keliber Technology Oy. The Green loan secures capital expenditure funding required for the construction and development
Keliber's lithium mining, processing and refining facilities. The Green loan is a distinctive credit facility, comprising a bank financed
EUR250 million export credit agency (ECA) guaranteed tranche, a EUR150 million tranche provided by the European Investment Bank (EIB)
and a EUR100 million syndicated commercial bank tranche.
Terms of the EUR250 million ECA facility

Facility:	EUR250 million
Interest rate:	EURIBOR
Interest rate margin:	1.30%
Term of facility:	Seven years, with final payment on 20 August 2031
Borrowers:	Keliber Technology Oy
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM, EPL, WPL, Keliber and Sandouville
Terms of the EUR150 million EIB facility

Facility:	EUR150 million
Interest rate:	EURIBOR
Interest rate margin:	2.05%
Term of facility:	Eight years, with final payment on 20 August 2032
Borrowers:	Keliber Technology Oy
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM, EPL, WPL, Keliber and Sandouville
Terms of the EUR100 million commercial bank facility

Facility:	EUR100 million
Interest rate:	EURIBOR
Interest rate margin:	2.1% if net debt to adjusted EBITDA is less than 2.5x
2.3% if net debt to adjusted EBITDA is greater than 2.5x but less than or equal to 3.0x
2.5% if net debt to adjusted EBITDA is greater than 3.0x
Term of facility:	Seven years, with final payment on 20 August 2031
Borrowers:	Keliber Technology Oy
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM, EPL, WPL, Keliber and Sandouville
AFR – 144
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024

Figures in million – SA rand	2024	2023	2022
Balance at beginning of the year	—	—	—
Loans raised[1]	5,618	—	—
Unwinding of amortised cost	8	—	—
Accrued interest	64	—	—
Loss on foreign exchange differences	34	—	—
Balance at end of the year	5,724	—	—
Current portion of balance	(66)	—	—
Non-current portion of balance	5,658	—	—
1The loans raised during the year is made up of EUR142 million, EUR89 million and EUR59 million drawn on the EUR250 million ECA facility, EUR150 million EIB facility and the
EUR100 million commercial bank facility, respectively
28.8 Other borrowings
Short-term credit facilities and other borrowings
Sibanye-Stillwater has committed and uncommitted short term loan facilities with various banks to fund capital expenditure, general corporate expenses as well as provide financing flexibility at its operations. These facilities have no fixed terms, are short-term in nature and interest rates are market related. Other borrowings also include borrowings acquired on and after acquisition of Sandouville, Keliber,
Century and Reldan.

Figures in million – SA rand	Note	2024	2023	2022
Balance at beginning of the year		40	42	—
Loans raised		1,660	303	—
Loans repaid		(1,335)	(323)	(3)
Accrued interest		28	6	—
Accrued interest paid		(29)	(6)	—
Borrowings acquired on acquisition of subsidiary	16.1	84	6	39
Loss/(gain) on foreign exchange differences		(24)	12	6
Balance at end of the year		424	40	42
Current portion of balance		(328)	(11)	(8)
Non-current portion of balance		96	29	34
AFR – 145
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
28.9 Fair value of financial instruments and risk management
Fair value of borrowings
The carrying amounts of variable interest rate borrowings approximates fair value as the interest rates charged are considered market related. The fair value of fixed interest rate borrowings was determined through reference to ruling market prices and interest rates.
The table below shows the fair value and carrying amount of financial instruments where the carrying amount does not approximate fair value:

	Carrying value	Fair value
Figures in million - SA rand		Level 1	Level 2	Level 3
31 December 2024
2026 and 2029 Notes[1]	22,354	20,327	—	—
Burnstone Debt[2]	2,260	—	—	2,235
US$ Convertible Bond[3]	7,921	8,734	—	—
Total	32,535	29,061	—	2,235
31 December 2023
2026 and 2029 Notes[1]	22,042	18,949	—	—
Burnstone Debt[2]	2,991	—	—	2,509
US$ Convertible Bond[3]	7,538	—	7,471	—
Total	32,571	18,949	7,471	2,509
31 December 2022
2022 and 2025 Notes[1]	20,140	17,379	—	—
Burnstone Debt[2]	2,540	—	—	2,245
Total	22,680	17,379	—	2,245
1The fair value is based on the quoted market prices of the notes
2The fair value of the Burnstone Debt is derived from discounted cash flow models. These models use several key assumptions, including estimates of future sales volumes, gold prices, operating costs, capital expenditure and discount rate. See note 28.6 for the key assumptions used, except for the discount rate applied in the fair value disclosure above of 9.55% (2023: 10.74%,  2022: 10.52%), which was adjusted to a market-related rate. The fair value estimate is sensitive to changes in the key assumptions, for example, increases in the market related discount rate would decrease the fair value if all other inputs remain unchanged. The extent of the fair value changes would depend on how inputs change in relation to each other
3The fair value at 31 December 2024 represents the quoted price of the US$ Convertible Bond. The fair value of the amortised cost component amounts to R8,231 million
(level 2) at 31 December 2024 and is calculated by deducting the fair value of the share conversion option from the quoted price. Following the transfer of the derivative component to equity (see note 28.5), it is no longer remeasured to fair value through profit or loss. The fair value at 31 December 2023 represents the fair value of the amortised cost component of the US$ Convertible Bond, which was calculated based on the quoted price of the instrument after separating the fair value of the derivative component
Liquidity risk
The Group's liquidity risk management and maturity analysis of financial liabilities are disclosed in note 36.2.
Market risk
Foreign currency sensitivity
Certain of the Group’s foreign currency borrowing facilities are repayable by companies with SA rand as their functional currency, therefore some of the Group’s borrowings are sensitive to changes in the rand/US dollar exchange rate. The Group is also exposed to foreign currency risk on intercompany loans denominated in USD, EUR and AUD to the extent that foreign exchange differences are recognised in profit or loss. A one percentage point change in the SA rand closing exchange rate of R18.76/US$ (2023: R18.57/US$ and
2022: R17.03/US$), R19.53/€ (2023: R20.53/€, 2022: R18.22/€) and R11.67/A$ (2023: R12.66/A$) would have changed the profit/loss before tax by R13 million (2023: R25 million and 2022: R31 million).
Interest rate sensitivity
As at 31 December 2024, the Group’s total borrowings amounted to R41,687 million (2023: R36,618 million and 2022: R22,728 million). The
Group generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.
The portion of Sibanye-Stillwater’s interest-bearing borrowings at period end that is exposed to interest rate fluctuations is R10,898 million
(2023: R6,873 million and 2022: R2,424 million). This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period. See the Group's exposure to interest rate changes presented further in this note.
AFR – 146
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
The Burnstone debt and the R6.5 billion RCF are affected by the amendments to IFRS 9 relating to interest rate benchmark reform, in particular the replacement of IBORs, which came into effect on 1 January 2021. However, the R6.5 billion RCF is linked to JIBAR and is only expected to be impacted by the IBOR reform at a later stage. Any impact thereof can only be considered when this occurs since it is unknown if the RCF will be drawn down at that stage. The Burnstone debt was linked to a US LIBOR at 31 December 2023 and on 1 March
2024, the Group transitioned the Burnstone debt to a term SOFR (consistent with the US$1 billion RCF). Management performed an assessment on the transition of the Burnstone debt to the new interest rate and there was no material impact on the Group.
The table below summarises the effect of a change in finance expense on the Group’s profit/loss before tax had JIBAR, term SOFR, EURIBOR or LIBOR (up to 2023) differed as indicated. The analysis is based on the assumption that the applicable interest rate increased/decreased with all other variables remaining constant. All financial instruments with fixed interest rates that are carried at amortised cost are not subject to the interest rate sensitivity analysis.
Interest rate sensitivity analysis

	Change in interest expenses for a change in interest rate[1]
Figures in million - SA rand	(1.5)%	(1.0)%	(0.5)%	0.5%	1.0%	1.5%
31 December 2024
- JIBAR	(45)	(30)	(15)	15	30	45
- Term SOFR	(33)	(22)	(11)	11	22	33
- EURIBOR	(86)	(57)	(29)	29	57	86
Change in finance expense	(164)	(109)	(55)	55	109	164
31 December 2023
- JIBAR	(60)	(40)	(20)	20	40	60
- LIBOR	(43)	(29)	(14)	14	29	43
Change in finance expense	(103)	(69)	(34)	34	69	103
31 December 2022
- JIBAR	—	—	—	—	—	—
- LIBOR	36	24	12	(12)	(24)	(36)
Change in finance expense	36	24	12	(12)	(24)	(36)
1Interest rate sensitivity analysis is performed on the borrowings balance at 31 December
The exposure to interest rate changes and the contractual repricing dates
The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the reporting dates is as follows:

Figures in million - SA rand	2024	2023	2022
Floating rate with exposure to change in JIBAR	3,000	4,000	—
Floating rate with exposure to change in term SOFR	2,174	—	—
Floating rate with exposure to change in LIBOR	—	2,873	2,424
Floating rate with exposure to change in EURIBOR	5,724	—	—
Non-current borrowings exposed to interest rate changes	10,898	6,873	2,424
The Group has the following undrawn borrowing facilities:
Committed	26,743	20,755	16,403
Uncommitted	2,933	3,274	2,427
Total undrawn facilities	29,676	24,029	18,830
All of the above facilities have floating rates. The undrawn committed facilities have the following expiry dates:
- within one year	685	2,185	10,903
- later than one year and not later than two years	—	—	5,500
- later than two years and not later than three years	22,260	18,570	—
- later than three years	3,798	—	—
Total undrawn committed facilities	26,743	20,755	16,403
AFR – 147
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
This may take the form of raising equity, market or bank debt or hybrids thereof. Opportunities in the market are also monitored closely to ensure that the most efficient funding solutions are implemented.
The Group monitors capital using the ratio of net debt/(cash) to adjusted earnings before interest, taxes, depreciation and amortisation
(EBITDA), but does not set absolute limits for this ratio.

Figures in million - SA rand	2024	2023	2022
Adjusted borrowings[1]	39,426	37,437	20,188
Adjusted cash and cash equivalents[2]	16,002	25,519	26,038
Net debt/(cash)[3]	23,424	11,918	(5,850)
Adjusted EBITDA[4]	13,088	20,556	41,111
Net debt/(cash) to adjusted EBITDA (ratio)[5]	1.79	0.58	(0.14)
1Adjusted borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Adjusted borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument relating to the US$ Convertible Bond, until it was derecognised on 26 June 2024
2Adjusted cash and cash equivalents exclude cash of Burnstone
3Net debt/(cash) represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument relating to the US$ Convertible Bond, until it was derecognised on 26 June
2024. Net debt/(cash) excludes cash of Burnstone
4The adjusted EBITDA calculation is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS Accounting Standards and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity
5Net debt/(cash) to adjusted EBITDA ratio is defined as net debt/(cash) as of the end of a reporting period divided by adjusted EBITDA of the 12 months ended on the same reporting date. Non-IFRS measures such as net debt/(cash) to adjusted EBITDA is presented for illustration purposes only, and because of its nature, net debt/(cash)
to adjusted EBITDA should not be considered as a representation of financial performance under IFRS Accounting Standards and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity
AFR – 148
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Reconciliation of (loss)/profit before royalties, carbon tax and tax to adjusted EBITDA:

Figures in million - SA rand	2024	2023	2022
(Loss)/profit before royalties, carbon tax and tax	(3,669)	(38,794)	29,728
Adjusted for:
Amortisation and depreciation	8,810	10,012	7,087
Interest income	(1,337)	(1,369)	(1,203)
Finance expense	4,571	3,299	2,840
Share-based payments	251	113	218
(Gain)/loss on financial instruments	(5,433)	(235)	4,279
Loss/(gain) on foreign exchange differences	215	(1,973)	(616)
Share of results of equity-accounted investees after tax	(212)	1,174	(1,287)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	447	(45)	(71)
Gain on disposal of property, plant and equipment	(55)	(105)	(162)
Impairments/(reversal of impairments)	9,173	47,454	(6)
Onerous contract provision	(817)	1,865	—
Gain on acquisition	—	(898)	—
Cyber security costs	67	—	—
Provision for community costs post closure	24	—	—
Loss on deconsolidation of subsidiaries	—	—	308
Gain on remeasurement of previous interest in Kroondal	—	(298)	—
Gain on increase in equity-accounted investment	(2)	(5)	—
Restructuring costs	550	515	363
Transaction costs	851	474	152
IFRS 16 lease payments	(244)	(263)	(163)
Profit on sale of Lonmin Canada	—	—	(145)
Compensation for losses incurred	(26)	—	—
Occupational healthcare gain	(76)	(365)	(211)
Adjusted EBITDA	13,088	20,556	41,111
AFR – 149
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred.

Figures in million - SA rand	Notes	2024	2023	2022
Balance at beginning of the year		582	319	281
New leases and modifications		25	144	45
Lease liabilities on acquisition of subsidiaries	16.1	3	315	120
Repayment of lease liabilities		(244)	(263)	(163)
Interest charge	5.2	34	43	31
Foreign currency translation		(22)	24	5
Balance at end of the year		378	582	319
Current portion of lease liabilities		(175)	(198)	(111)
Non-current lease liabilities		203	384	208
Lease payments not recognised as a liability but expensed during the year

Figures in million - SA rand	2024	2023	2022
Short-term leases	179	69	41
Leases of low value assets	55	48	56
Variable lease payments	235	248	301
Total	469	365	398
Maturity Analysis
The lease liabilities are secured by the related underlying assets. The undiscounted maturity analysis of lease liabilities at 31 December is as follows:

Figures in million - SA rand	Total	Within one year	Between one and five years	After five years
Contractual undiscounted cash flows — 2024	422	190	149	83
Contractual undiscounted cash flows — 2023	625	221	330	74
Contractual undiscounted cash flows — 2022	351	121	161	69
AFR – 150
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
30.  Environmental rehabilitation obligation and other provisions

Significant accounting judgements and estimates
Environmental rehabilitation obligation
The Group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The
Group recognises a provision for management’s best estimate for asset retirement and environmental obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life-of-mine estimates and discount rates could affect the carrying amounts of these provisions.

These provisions are calculated using the following assumptions:
	Inflation rate	Discount rate	Discount period
2024
SA gold operations	7.0%	8.3% – 11.1%	1 – 25 years
SA PGM operations	7.0%	8.3% – 11.1%	1 – 45 years
US PGM operations	3.5%	4.8%	25 – 35 years
European operations	2.5%	2.3% – 3.0%	2 – 23 years
Australian operations	2.5%	3.9%	5 – 19 years
2023
SA gold operations	7.0%	8.9% – 12.3%	1 – 25 years
SA PGM operations	7.0%	8.9% – 12.3%	1 – 48 years
US PGM operations	3.5%	4.0%	31 – 46 years
European operations	2.1%	3.1%	23 years
Australian operations	2.8%	3.7%	40 months
2022
SA gold operations	6.5%	7.8% – 11.5%	1 – 22 years
SA PGM operations	6.5%	7.8% – 11.6%	1 – 49 years
US PGM operations	4.0%	4.0%	31 – 43 years
European operations	2.5%	3.3%	24 years

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

AFR – 151
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024

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
Annual changes in the provision consist of notional finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimated cost of rehabilitation, remediation and decommissioning.
Changes in estimates are capitalised or reversed against the related asset to the extent that it meets the definition of dismantling and removing the item and restoring the site on which it is located. Costs that relate to an existing condition caused by past operations and do not have a future economic benefit are recognised in profit or loss. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in profit or loss. The present value of environmental disturbances created are capitalised to mining assets against an increase in the environmental rehabilitation obligation. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control environmental disturbances is recognised in profit or loss as incurred. The unwinding of the discount due to the passage of time is recognised as finance cost, and the capitalised cost is amortised over the remaining lives of the mines.
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

Figures in million – SA rand	Notes	2024	2023	2022
Environmental rehabilitation obligation	30.1	11,805	11,355	8,435
Other provisions	30.2	444	1,982	117
Balance at end of the year		12,249	13,337	8,552
Current portion of environmental rehabilitation obligation and other provisions		(327)	(832)	—
Non-current portion of environmental rehabilitation obligation and other provisions		11,922	12,505	8,552
30.1  Environmental rehabilitation obligation

Figures in million - SA rand	Notes	2024	2023	2022
Balance at beginning of the year		11,355	8,435	8,146
Interest charge	5.2	966	758	611
Utilisation of environmental rehabilitation obligation[1]		(488)	(274)	(236)
Change in estimates charged to profit or loss[2]		433	(82)	(183)
Change in estimates capitalised[2]		204	(419)	(85)
Environmental rehabilitation obligation on acquisition of subsidiaries		—	3,576	97
Derecognition with deemed disposal of interest in joint operation	19	—	(818)	—
Liabilities associated with assets held for sale		(451)	—	—
Foreign currency translation		(214)	179	85
Balance at end of the year		11,805	11,355	8,435
Reconciliation of the non-current and current portion of the environmental rehabilitation obligation:
Environmental rehabilitation obligation		11,805	11,355	8,435
Current portion of environmental rehabilitation obligation		—	—	—
Non-current portion of environmental rehabilitation obligation		11,805	11,355	8,435
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
AFR – 152
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
The Group's environmental rehabilitation obligation is sensitive to changes in certain assumptions applied in the calculation of the balance of the obligation at 31 December 2024. The table below illustrates the impact of certain changes to the assumptions on the balance of the obligation at 31 December 2024, holding all other assumptions constant:

Key assumption	Change to key assumption	Impact on the environmental rehabilitation obligation (SA rand millions)
Discount rate	1%	R987 million
Inflation rate	1%	R1,238 million
Discount period	1 year	R311 million
30.2  Other provisions

Figures in million - SA rand	Notes	2024	2023	2022
Balance at beginning of the year		1,982	117	117
Onerous contract provision recognised[1]	8.1	200	1,865	—
Finance expense		58	—	—
Change in onerous contract provision recognised through profit or loss[2]	8.2	(1,017)	—	—
Payments made - cash[3]		(665)	—	—
Foreign currency translation		(114)	—	—
Balance at end of the year		444	1,982	117
Other provisions consists of:
Onerous contract provisions[4]		327	1,865	—
Other		117	117	117
Other provisions		444	1,982	117
Reconciliation of the non-current and current portion of other provisions:
Other provisions		444	1,982	117
Current portion of other provisions[5]		(327)	(832)	—
Non-current portion of other provisions		117	1,150	117
1This is an onerous supply contract provision relating to the raw material used in the Sandouville nickel refinery's production process, which is purchased under a single supply contract previously  maturing on 31 December 2027. Due to sustained losses incurred at the operation, the Group assessed whether the supply contract is onerous at 31 December 2023. Consequently, the Group determined whether the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it. Based on this assessment, the Group recognised an onerous contract provision amounting to
R1,865 million, which represents the present value at 31 December 2023 of the penalty payable on early exiting the supply contract and the unavoidable losses to be incurred in meeting Sandouville's obligations under the contract during the notice period. Before the separate provision for the onerous contract was established, the
Group recognised an impairment loss on assets, partially dedicated to the contract (see note 10). The onerous contract provision was calculated based on an expectation of terminating the contract in line with the required notice period and discounted at a pre-tax rate of 5.75%, reflecting the risks specific to the provision.
During 2024, the Group agreed with the supplier to terminate this supply contract with final delivery made in January 2025. During the year, additional provisions were raised for onerous contracts amounting to R200 million in respect of the Sandouville nickel refinery's production process
2The provision, included in Sandouville segment, decreased due to the realisation of onerous contract losses provided for at 31 December 2023
3The payment was made in respect of a penalty resulting from early exiting the supply contract
4Included in the balance is the onerous contract provision relating to the raw material used in the Sandouville nickel refinery's production amounting to R121 million and the balance relates to additional provisions raised for onerous contracts in respect of the Sandouville nickel refinery's production process
5The current portion at 31 December 2024 and 31 December 2023 relates to the onerous contract provisions
Post closure water management liability
The Sibanye-Stillwater SA Region continues to monitor the potential risk of long-term acid and non-acidic mine impacted water and other groundwater pollution challenges also experienced by peer mining groups operating in similar geological settings. Acid mine drainage
(AMD) specifically relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing rock/ore contained in underground mines, rock dumps, tailings facilities and pits on surface. The  SA Region  has made significant progress in reliably determining the financial impact that AMD and groundwater pollution may have on the Group. The quantification of any post-closure latent environmental impacts is deemed to become a requirement once the proposed amended Financial Provisioning Regulations comes into effect (this date is yet to be announced). All water-related risks, whether operational or post-closure, are dealt with as part of our enterprise risk management framework.
As at 31 December 2024, closure liability assessments make financial provision of  R3,536 million (undiscounted) for what it specifically termed “Post Closure Aspects”. This includes but is not limited to amongst others, post-closure water management aspects such as initial and post-decant surface and groundwater monitoring, wetlands, biomonitoring and aquatics monitoring and care-and-maintenance monitoring. This value includes a revised post closure water treatment scenario for the Marikana operations. During the operational life-of-
mine, pre-closure, the Group aims at investigating and implementing practical, sustainable and cost-effective solutions that, where possible, reduces post-closure impacts as effectively as possible, whilst also promoting the establishment and implementation of self-
sustaining ecosystems and processes, respectively, that would require very limited or no ongoing active management by the operation, in a post-closure scenario. This is directly aligned to the Group’s long-term vision of full water stewardship maturity by 2033.
AFR – 153
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
Estimates that were used in the assessment include value of benefits per claimant, disease progression rates, required contributions, timing of payments, tracing pattern, period discount rates, period inflation rates and a 60% take-up rate (2023: 66% and 2022: 70%). These estimates were informed by a professional opinion. Management discounted the possible cash outflows using a discount rate of 10.31%
(2023: 9.44% and 2022: 8.76%).
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
On 19 December 2019 Sibanye-Stillwater provided a guarantee for an amount not exceeding R1,372 million in respect of administration contributions, initial benefit contributions and benefit contributions to the Trust as required by the trust deed. At 31 December 2024, the value of the guarantee amounted to R958 million (2023: R992 million, 2022: R1,372 million).
AFR – 154
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Sibanye-Stillwater's current provision for its share of the settlement cost amounts to R336 million. The provision is subject to adjustment in the future based on the number of eligible workers and changes in other assumptions.

Figures in million - SA rand	Note	2024	2023	2022
Balance at beginning of the year		400	825	1,017
Interest charge	5.2	38	70	85
Change in estimate recognised in profit or loss[1]		(76)	(365)	(211)
Payments made		(26)	(130)	(66)
Balance at the end of the year		336	400	825
Reconciliation of the non-current and current portion of the occupational healthcare obligation:
Occupational healthcare obligation		336	400	825
Current portion of occupational healthcare obligation		(2)	—	(44)
Non-current portion of occupational healthcare obligation		334	400	781
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
AFR – 155
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue. Key inputs into the model are:
Key input	Estimate at year end	Further information
Estimated financing rate over life of arrangement	4.6% - 5.2%	Rate applied to discount the palladium and gold stream
Remaining life of stream	Approximately 83 years	The life of the stream is based on the approved life-of-mine for the US PGM operations, plus 50% of inferred resources, resulting in approximately 83 years of remaining life of the stream.
Palladium entitlement percentage	4.5%
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
The monthly cash payment to be received is 18%, 16%, 14% or 10% of the market price of the metal credit delivery to Wheaton International while the advance is not fully reduced. After the advance has been fully reduced, the cash percentage is
22%, 20%, 18% or 14%. The percentage applicable depends on the investment grade of the Group and its leverage ratio. As long as Sibanye-Stillwater’s current investment grade condition as stipulated in the contract remains, the monthly cash
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

AFR – 156
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Wheaton Stream
In July 2018, the Group entered into a gold and palladium supply arrangement with Wheaton International in exchange for an upfront advance payment of R6,555 million (US$500 million) (Wheaton Stream). 100% of refined mined gold and currently 4.5% of refined mined palladium from the Stillwater operations will be delivered to Wheaton International over the life-of-mine of the US PGM operations. In addition to the advance payment, Wheaton International currently pays the Group 18% cash based on the value of gold and palladium deliveries each month. The arrangement has been accounted for as a contract in the scope of IFRS 15 whereby the advance payment has been recorded as deferred revenue. The revenue from the advance payment is recognised as the gold and palladium is allocated to the appropriate Wheaton International account. An interest cost, representing the significant financing component of the upfront deposit on the deferred revenue balance, is also recognised as part of finance costs. This finance cost increases the deferred revenue balance, ultimately resulting in revenue when the deferred revenue is recognised over the life-of-mine.
Gold prepay
On 21 August 2024, Sibanye-Stillwater, through its subsidiary SGL, concluded a gold prepayment arrangement whereby the Group received a cash prepayment of R1,793 million in exchange for delivery of 1,497 kilograms of gold in equal monthly tranches (1,851 ounces per month) from October 2024 to November 2026. The revenue from the prepayment will be recognised in equal parts on delivery of the gold.
The gold price delivered under the prepayment is hedged with a cap price of R1,736,000 per kilogram and a floor price of R1,350,000 per kilogram. Sibanye-Stillwater receives, and recognises, the difference between the floor price and the spot price (subject to a maximum of the cap price) on delivery of the gold.
Chrome prepay
On 1 December 2024, Sibanye-Stillwater, through its subsidiary SRPM, commenced a chrome prepayment arrangement whereby the
Group received a cash prepayment of US$50 million (R905 million) for delivery of chrome concentrate. The delivery will be made monthly of minimum 40,000 tonnes (up to a maximum of 70,000 tonnes) of chrome concentrate until the prepaid amount (including interest) is settled in full. The prepayment is amortised over an estimated period of six months in accordance with the chrome price per tonne stipulated in the agreement.
The following table summarises the changes in deferred revenue:

Figures in million - SA rand	Notes	2024	2023	2022
Balance at beginning of the year		6,632	6,420	6,360
Deferred revenue recognised on acquisition of subsidiary	16.1	120	198	—
Deferred revenue advance received[1]		3,307	935	24
Deferred revenue recognised during the period[2]		(1,768)	(1,252)	(290)
Interest charge	5.2	371	327	326
Foreign currency translation		(19)	4	—
Balance at the end of the year		8,643	6,632	6,420
Reconciliation of the deferred revenue transactions balance at year end:
Wheaton Stream		6,164	6,327	6,420
Gold prepay		1,626	—	—
Chrome prepay		733	—	—
Century deferred proceeds[3]		—	305	—
Reldan deferred proceeds[3]		120	—	—
Balance at the end of the year		8,643	6,632	6,420

Reconciliation of the non-current and current portion of the deferred revenue:
Deferred revenue		8,643	6,632	6,420
Current portion of deferred revenue		(1,660)	(305)	(21)
Non-current portion of deferred revenue		6,983	6,327	6,399
1The amount received for the year ended 31 December 2024 relates to Century deferred proceeds, amounting to cash receipts of R366 million (2023: R935 million) and
Reldan deferred proceeds amounting R243 million. The amount received also includes the cash prepayments received in respect of the gold prepay and chrome prepay amounting to R1,793 million and R905 million, respectively. The amount received for 31 December 2022 relates to the toll treatment arrangement entered into by
Marikana, representing cash receipts of R24 million
2Revenue recognised during the year of R1,768 million relates to R455 million recognised on the Wheaton Stream (2023: R392 million, 2022: R198 million), R662 million(2023:
R860 million) recognised in respect of Century deferred proceeds, R245 million recognised in respect of Reldan deferred proceeds, R234 million recognised on the gold prepay and R172 million recognised on the chrome prepay. The remaining revenue recognised relates to R92 million recognised for the year ended 31 December 2022 on material received during 2021 with respect to the toll treatment arrangement entered into by Marikana during 2021
3The deferred proceeds relate to agreements with limited customers of Century and Reldan where proceeds for products are received in advance. Delivery of sold product to customers is made between one and two months after receipt of the proceeds
AFR – 157
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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

Figures in million - SA rand	2024	2023	2022
Trade creditors	3,983	4,278	4,147
Accruals and other creditors	5,524	6,609	5,470
Other	867	791	1,276
Financial liabilities	10,374	11,678	10,893
Payroll creditors	2,640	3,014	2,496
Leave pay accrual	2,516	1,686	2,123
VAT payable	74	86	141
Total trade and other payables	15,604	16,464	15,653
Fair value of trade and other payables
The carrying value of trade and other payables approximate the fair value due to the short maturity of the amounts payable.
Liquidity risk
Trade and other creditors are expected to be settled within 12 months from the reporting date (see note 36.2).
AFR – 158
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
34.  Cash generated by operations

Figures in million - SA rand	Notes	2024	2023	2022
(Loss)/profit for the year		(5,710)	(37,430)	18,980
Royalties	11.1	543	1,050	1,834
Carbon tax		2	2	(10)
Mining and income tax	11.2	1,496	(2,416)	8,924
Interest income	5.1	(1,337)	(1,369)	(1,203)
Finance expense	5.2	4,571	3,299	2,840
Profit before interest, royalties, carbon tax and tax		(435)	(36,864)	31,365
Non-cash adjusting items:
Amortisation and depreciation	4	8,810	10,012	7,087
Share-based payments	6.7	251	113	218
(Gain)/loss on financial instruments	7	(5,574)	(101)	4,279
Foreign currency exchange adjustment		168	(1,647)	82
Share of results of equity-accounted investees after tax		(212)	1,174	(1,287)
Impairments/(reversal of impairments)	10	9,173	47,454	(6)
Gain on acquisition		—	(898)	—
Gain on remeasurement of previous interest in Kroondal	8.2	—	(298)	—
Onerous contract provision	30.2	(817)	1,865	—
Occupational healthcare gain	31	(76)	(365)	(211)
Loss on deconsolidation of subsidiary	8.1	—	—	309
Profit on sale of Lonmin Canada	8.2	—	—	(145)
Change in estimate of environmental rehabilitation obligation		433	(56)	(99)
Settlement of metals borrowings liability	22.2	(4,308)	—	—
Deferred revenue recognised	32	(1,768)	(1,252)	(290)
Cash adjusting items:
Early termination penalty relating to onerous contract provision	30.2	(665)	—	—
Payment of occupational healthcare liability	31	(26)	(130)	(66)
Other non-cash and cash adjusting items		(540)	(281)	(490)
Total cash generated by operations		4,414	18,726	40,746
35.  Change in working capital

Figures in million - SA rand	2024	2023	2022
Inventories	2,153	1,513	605
Trade and other receivables	1,767	1,328	116
Trade and other payables	2,933	(1,091)	(335)
Total change in working capital	6,853	1,750	386
AFR – 159
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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

AFR – 160
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
36.1 Accounting classifications and measurement of fair values
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
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
•Other receivables and other payables
Due to the methods applied in calculating the carrying values as described in note 22, the carrying values approximate fair value, except for the Marikana dividend obligation and the Keliber dividend obligation (see note 22). The fair value at 31 December 2023 of the contingent consideration relating to the Kroondal acquisition was derived from discounted cash flow models. The models used several key assumptions, including estimates of future production volumes, PGM basket prices, operating costs, capital expenditure and market related discount rate (see note 22). The extent of the fair value changes would depend on how inputs change in relation to each other. The fair value of the metals borrowing liability was calculated based on spot prices of the relevant metals owed to the financial institution.
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
•Environmental rehabilitation obligation funds
Environmental rehabilitation obligation funds comprise a fixed income portfolio of bonds, rehabilitation policies, investment in a cell captive as well as fixed and notice deposits. The environmental rehabilitation obligation funds, not measured at amortised cost, are stated at fair value based on the nature of the fund’s investments. For investments measured at fair value classified as level 2, the fair value is determined through valuation techniques that include inputs other than quoted prices in level 1 that are observable for the asset, either directly or indirectly. The valuation techniques applied make reference to the net asset value of the underlying assets in the relevant policy or cell captive, adjusted for any entity-specific risk. These underlying assets comprise predominantly money-market and similar highly liquid investments for which the carrying values approximate fair value.
Based on the observability of the inputs used in valuing the investments relating to the Group's environmental rehabilitation obligation funds, management identified in the current year that classification as level 2  is more appropriate, since investments held do not have unadjusted quoted prices. Of these investments, R2,365 million and R2,023 million at 31 December 2023 and 31 December 2022, respectively, previously classified as level 1 are now classified as level 2. In addition, the table below previously included investments categorised as level 1 of R2,715 million and R2,505 million at 31 December 2023 and 31 December 2022, respectively, which are measured at amortised cost and have carrying values approximating fair values. These investments have now been excluded since fair value hierarchy disclosure is not required for investments measured at amortised cost.
•Other investments
The fair values of listed investments are based on the quoted prices available from the relevant stock exchanges. The carrying amounts of other short-term investment products with short maturity dates approximate fair value. The fair values of non-listed investments are determined through valuation techniques that include inputs that are not based on observable market data. These inputs include price/book ratios as well as marketability and minority shareholding discounts which are impacted by the size of the shareholding. The level 3 balance consists primarily of an investment in Verkor, which is valued based on a share subscription price determined by market participants at acquisition and since Verkor is a pre-revenue operation still in development, the subscription price is considered a reasonable approximation of fair value. An expert valuation was performed in the current year to confirm the reasonability of the fair value. The difference between other investments in the statement of financial position and note 20, relates to investments measured at amortised cost, with carrying amounts that approximate fair value.
Based on the observability of the inputs used in valuing other investments, management identified in the current year that classification as level 2 is more appropriate for certain investments amounting to R411 million and R345 million at 31 December 2023 and 31
December 2022, respectively, since some investments held do not have unadjusted quoted prices, although reference is made to observable inputs in the valuations. These investments were previously classified as level 1.
•Borrowings
The carrying value of variable interest rate borrowings approximates fair value as the interest rates charged are considered marked related. However, since there are also fixed interest rate borrowings, fair values are disclosed in note 28.
AFR – 161
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
•Derivative financial instruments
The fair value of derivative financial instruments is estimated based on ruling market prices, volatilities and interest rates, and option pricing methodologies based on observable quoted inputs. All derivatives are carried on the statement of financial position at fair value. The fair value of the gold and palladium hedge is determined using a Monte Carlo simulation model based on market forward prices, volatilities and interest rates. The fair value of the zinc hedge is determined by using a Monte Carlo simulation model based on historical zinc market spot and forward prices, volatilities and interest rates and the relevant foreign exchange forward curve data
The following table sets out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand	2024			2023 (restated)			2022 (restated)
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Environmental rehabilitation obligation funds	—	3,750	—	—	3,212	—	—	2,801	—
Trade receivables — PGM concentrate sales	—	965	—	—	3,407	—	—	3,564	—
Trade receivables — Zinc provisional price sales	—	356	—	—	108	—	—	—	—
Other investments	1,517	504	1,151	1,241	411	1,233	1,975	345	855
Palladium hedge contract	—	—	—	—	—	—	—	50	—
Financial liabilities measured at fair value
Derivative financial instrument	—	—	—	—	3,810	—	—	—	—
Gold hedge contracts	—	282	—	—	140	—	—	—	—
Zinc hedge contracts	—	208	—	—	33	—	—	—	—
Metals borrowing liability	855	—	—	—	—	—	—	—	—
Contingent consideration	—	—	—	—	—	1,570	—	—	—
The table below summarises the movement in financial assets and financial liabilities classified as level 3 in the table above:

Figures in million - SA rand	2024	2023	2022
Financial assets measured at fair value
Balance at beginning of the year	1,233	855	224
Fair value movement recognised in profit or loss	(113)	108	152
Fair value movement recognised in other comprehensive income	31	(59)	(8)
Additions	—	323	483
Foreign currency translation	—	6	4
Balance at end of the year	1,151	1,233	855

Financial liabilities measured at fair value
Balance at beginning of the year	1,570	—	—
Initial recognition	—	1,433	—
Fair value movement recognised in profit or loss	(396)	137	—
Payment made	(1,174)	—	—
Balance at end of the year	—	1,570	—
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
Sibanye-Stillwater has policies in areas such as counterparty exposure, hedging practices and prudential limits, which are approved by
Sibanye-Stillwater’s Board of Directors (the Board) on an annual basis, or more frequent if changes are required. Management of financial risk is centralised at Sibanye-Stillwater's treasury department (Treasury). Treasury manages financial risk in accordance with the policies and procedures established by the Board and the Audit Committee.
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
AFR – 162
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
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
•Investment risk management: the objective is to achieve optimal returns on surplus funds at acceptable risk.
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
•Cash and cash equivalents: the Group's cash and cash equivalents are held with a small number of financial institutions and banks which are rated between B and AA+ (long term issuer default ratings). The high credit ratings support a low probability of default and indicates that the Group's exposure to credit risk is minimal
•Environmental rehabilitation funds: these funds are invested with financial institutions and banks that are rated between B and AA+
(long term issuer default ratings) and therefore do not expose the Group to material credit risk
•Trade receivables: the Group's trade and other receivables consist largely of gold, PGM, chrome, silver, cobalt, nickel and zinc metals sales. The Group's exposure to credit risk on these sales is limited due to payment terms of the agreements as well as dealings with a small number of reputable customers. External credit ratings on these customers range between BBB- and AA-, therefore exposure to credit risk is minimal. The risk of default on other receivables is low due to the Group's approval process followed when entering into these transactions.
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
Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements (see note 22.2, 28.9 and 33).
AFR – 163
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
The following are contractually due, undiscounted cash flows resulting from maturities of financial liabilities including interest payments:

Figures in million – SA rand	Total	Within one year	Between one and two years	Between two and three years	Between three and five years	After five years
31 December 2024
Other payables	6,758	1,644	94	175	245	4,600
Trade and other payables	10,374	10,374	—	—	—	—
Borrowings
- Capital
R6.5 billion RCF	3,000	—	—	3,000	—	—
US$ Convertible Bond	9,380	—	—	—	9,380	—
2026 and 2029 Notes	22,512	—	12,663	—	9,849	—
Burnstone Debt	146	—	—	—	—	146
Keliber loan facilities	5,858	—	—	422	2,314	3,122
Other borrowings	438	331	12	13	28	54
Franco-Nevada liability	4	4	—	—	—	—
- Interest	17,407	1,930	1,880	1,317	1,680	10,600
Total	75,877	14,283	14,649	4,927	23,496	18,522
31 December 2023
Other payables	12,757	2,203	188	277	477	9,612
Trade and other payables	11,678	11,678	—	—	—	—
Borrowings
- Capital
R5.5 billion RCF	4,000	4,000	—	—	—	—
US$ Convertible Bond	9,285	9,285	—	—	—	—
2026 and 2029 Notes	22,284	—	—	12,535	—	9,749
Burnstone Debt	145	—	—	—	145	—
Other borrowings	40	11	5	5	10	9
Franco-Nevada liability	3	3	—	—	—	—
Stillwater Convertible Debentures	4	4	—	—	—	—
- Interest	17,328	1,339	941	876	1,049	13,123
Total	77,524	28,523	1,134	13,693	1,681	32,493
31 December 2022
Other payables	11,201	4,050	201	467	986	5,497
Trade and other payables	10,893	10,893	—	—	—	—
Borrowings
- Capital
2026 and 2029 Notes	20,436	—	—	—	11,495	8,941
Burnstone Debt	132	—	25	107	—	—
Other borrowings	41	9	7	4	8	13
Franco-Nevada liability	2	2	—	—	—	—
Stillwater Convertible Debentures	4	4	—	—	—	—
- Interest	13,412	862	865	868	1,344	9,473
Total	56,121	15,820	1,098	1,446	13,833	23,924
AFR – 164
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Working capital and going concern assessment
For the year ended 31 December 2024, the Group incurred a loss of R5,710 million (2023: loss of R37,430 million and 2022: profit of
R18,980 million). As at 31 December 2024, the Group’s current assets exceeded its current liabilities by R27,554 million (2023: R25,415 million and 2022: R40,545 million) and the Group’s total assets exceeded its total liabilities by R48,289 million (2023: R51,607 million and 2022:
R91,004 million). During the year ended 31 December 2024 the Group generated net cash from operating activities of R10,113 million (2023:
R7,095 million and 2022: R15,543 million).
The Group has committed undrawn debt facilities of R26,743 million at 31 December 2024 (2023: R20,755 million and 2022: R16,403 million)
and cash balances of R16,049 million (2023: R25,560 million and 2022: R26,076 million). The Group concluded the financing of the Keliber project on 20 August 2024 and the refinancing of its R5.5 billion RCF on 16 August 2024. The R5.5 billion RCF was upsized to a R6 billion facility with a R1 billion accordion, of which R0.5 billion was executed in December 2024. This R6.5 billion RCF matures in August 2027 with two optional one-year extensions. During August 2024 and December 2024 respectively, the Group entered into two prepay transactions where the Group received a R1.8 billion prepayment from a financial institution in exchange for delivering gold in equal monthly deliveries and the
Group received R905 million (US$50 million) in exchange for delivering chrome concentrate (see note 32). The Group’s leverage ratio (net debt/(cash) to adjusted EBITDA) as at 31 December 2024 was 1.79:1 (2023 was 0.58:1 and 2022 was (0.14):1) and its interest coverage ratio
(adjusted EBITDA to net finance charges/(income)) was 11:1 (2023 was 66:1 and 2022 was 93:1). Both considerably better than the uplifted maximum permitted leverage ratio of at most 3.5:1 and minimum required interest coverage ratio of 3.0:1, calculated on a quarterly basis, required under the US$1 billion RCF, the R6.5 billion RCF and the Keliber Facility. The maximum permitted leverage ratio up to 30 June 2025 is
3.5:1, up to 31 December 2025 3.0:1 and thereafter 2.5:1. The maximum required interest coverage ratio up to 30 June 2025 is 3.0:1, up to 31
December 2025 3.5:1 and 4.0:1 thereafter. At the date of approving these consolidated financial statements for issue, the US$1 billion RCF is undrawn and R3 billion of the R6.5 billion RCF was undrawn. On 28 February 2025 the Group also completed the US$500 million streaming agreement with Franco-Nevada (Barbados) Corporation, a wholly-owned subsidiary of Franco-Nevada Corporation (Franco-Nevada) in exchange for the sale of gold and platinum streams with reference to the Marikana, Kroondal, and Rustenburg operations.
Notwithstanding the exceptionally strong liquidity position, severe unforeseen events could negatively impact the production outlook and deteriorate the Group’s forecasted liquidity position and may require the Group to further increase operational flexibility by adjusting mine plans and reducing capital expenditure. The Group may also consider options to further increase funding flexibility through streaming facilities and  prepayment facilities. If other options are not deemed preferable or achievable by the Board, the Group may consider an equity capital raise. During past adversity, management has successfully implemented similar actions.
Management believes that the cash forecasted to be generated by operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due for a period of at least eighteen months after the reporting date. The consolidated financial statements for the year ended 31 December 2024 have therefore been prepared on a going concern basis.
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
Foreign currency risk
Sibanye-Stillwater’s operations are located in South Africa, US, Zimbabwe, Finland, France, Mexico, India and Australia. The Group's
revenues are sensitive to changes in the US dollar gold and PGM price and the SA rand/US dollar and to a lesser extent Euro/US dollar and
AUD/US dollar exchange rates (the exchange rates). Depreciation of the SA rand against the US dollar results in Sibanye-Stillwater’s revenues and operating margin increasing. Conversely, should the rand appreciate against the US dollar, revenues and operating margins would decrease. The impact on profitability of any change in the exchange rate can be substantial. Furthermore, the exchange rates obtained when converting US dollars to rand are set by foreign exchange markets over which Sibanye-Stillwater has no control.
The relationship between currencies and commodities, which includes the gold price, is complex and changes in exchange rates can influence commodity prices and vice versa.
In the ordinary course of business, the Group enters into transactions, such as gold, PGM and other metal sales, denominated in foreign currencies, primarily US dollar. Although this exposes the Group to transaction and translation exposure from fluctuations in foreign currency exchange rates, the Group does not generally hedge this exposure. However, hedging could be considered for significant expenditures based in foreign currency or those items which have long lead times to produce or deliver. Also, the Group on occasion undertakes currency hedging to take advantage of favourable short-term fluctuations in exchange rates when management believes exchange rates are at unsustainably high levels.
Currency risk also exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. This includes but is not limited to US$1 billion RCF, to the extent drawn (see note 28.1), Burnstone Debt (see note 28.6)
and the Franco-Nevada liability.
AFR – 165
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
For additional disclosures, see notes 3 and 28.
Foreign currency economic hedging exposure
During 2024, 2023 and 2022 a number of intra month (i.e. up to 21 days) forward exchange rate contracts were executed to hedge a known currency inflow.
At 31 December 2024, the Group had no material outstanding foreign currency contract positions.
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
Commodity price hedging exposure
At 31 December 2024, Sibanye-Stillwater had the following commodity price hedges outstanding:
•gold for a total of 168,000oz gold at a floor price of R45,000/oz and capped price of R58,500/oz, which commenced in December 2024 and matures in December 2025
•gold for a total of 168,000oz gold at a floor price of R45,000/oz and capped price of R54,400/oz, which commenced in January 2025 and matures in December 2025
•zinc for a total of 3,960t zinc at a floor price of A$4,300/t and a cap price of A$4,830/t, which commenced in July 2024 and matures in
December 2025
•zinc for a total of 20,040t zinc at a floor price of A$4,100/t and a cap price of A$4,340/t, which commenced in July 2024 and matures in
December 2025
•zinc for a total of 6,000t zinc at a floor price of A$4,150/t and a cap price of A$4,500/t, which commenced and matured in January
2025
•zinc for a total of 12,000t zinc at a floor price of A$4,200/t and a cap price of A$4,780/t, which commenced in January 2025 and matures in December 2025
Commodity price contract position
As of 31 December 2024, Sibanye-Stillwater had no outstanding commodity forward sale contracts for mined production other than the gold and chrome prepays (see note 32).
Interest rate risk
The Group’s income and operating cash flows are impacted by changes in market interest rates. The Group’s interest rate risk arises from long-term borrowings.
For additional disclosures, see note 28.9.
AFR – 166
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
37.  Commitments

Figures in million - SA rand	2024	2023	2022
Capital expenditure
Authorised	18,931	26,439	43,616
Kloof	946	1,104	1,731
Driefontein	693	664	990
Beatrix	131	144	262
SGL corporate	297	359	521
Cooke	—	—	3
Burnstone	—	199	2,741
Kroondal	661	581	332
Platinum Mile	28	30	25
Rustenburg operation	2,514	2,280	2,697
Marikana	5,232	3,138	27,955
Sandouville nickel refinery	11	164	290
Keliber	4,404	13,470	4,324
Other[1]	4,014	4,306	1,745
Contracted for	6,983	8,162	4,113
Other guarantees[2]	3,918	3,647	3,314
1Includes authorised capital expenditure relating to DRDGOLD of R3,700 million (2023: R3,700 million, 2022: R1,458 million)
2Included in the amount are guarantees related to the Marikana operations of R2.3 billion (2023: R2.2 billion, 2022: R2.2 billion). The Group has an insurance policy over these guarantees which includes a pledge of non-financial and financial assets of Sibanye UK, WPL, EPL, Messina Limited and Messina Platinum Mines Limited (collectively the insured entities) in the event that the insured entities enter liquidation. At 31 December 2024, the insured entities' total assets amounted to R32,357 million which includes property, plant and equipment of R10,745 million, trade receivables of R1,347 million, inventory of R9,322 million and cash and cash equivalents of R2,141 million.
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

Notice from Appian Capital to commence legal proceedings
On 26 October 2021, Sibanye-Stillwater entered into share purchase agreements (the Atlantic Nickel SPA and the MVV SPA, respectively
(together, the SPAs)) to acquire the Santa Rita nickel mine and Serrote copper mine (together, the Assets) from affiliates of Appian Capital
Advisory LLP (Appian). On 9 November 2021, a geotechnical event occurred at the Santa Rita Mine. After becoming aware of the geotechnical event, Sibanye-Stillwater assessed the event and its effect and concluded that the event was and was reasonably expected to be material and adverse to the business, financial condition, results of operations, the properties, assets, liabilities or operations of the
Santa Rita Mine. Sibanye-Stillwater therefore considered that a condition to closing under the Atlantic Nickel SPA – namely, that no material adverse effect had occurred since the date of the SPA – had not been satisfied. Accordingly, Sibanye-Stillwater gave notice of termination of the Atlantic Nickel SPA on 24 January 2022. As the MVV SPA was conditional on the closing of the Atlantic Nickel SPA, Sibanye-Stillwater also gave notice of termination of the MVV SPA on the same day.
On 3 February 2022, Appian sent a letter to Sibanye-Stillwater indicating that it was terminating the SPAs by reason of Sibanye-Stillwater’s wrongful repudiation and/or renunciation of the SPAs. On 16 February 2022, Appian served a claim notice to Sibanye-Stillwater, and, on 27
May 2022, it initiated legal proceedings before the High Court of England and Wales (the Court).
AFR – 167
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
The first phase of the proceedings related to whether the geotechnical event was, or could reasonably be expected to be, material and adverse (the Liability Trial). In a judgment handed down on 10 October 2024, the Court ruled that the geotechnical event was not, and was not reasonably expected to be, material and adverse, such that Sibanye-Stillwater was not entitled to terminate the SPAs. However, the
Court dismissed Appian's claim of wilful misconduct, ruling that the management of Sibanye-Stillwater genuinely believed that it was entitled to terminate the SPAs in what they perceived as the best interests of Sibanye-Stillwater.
The second phase of the proceedings is scheduled to proceed to a trial in November 2025 (the Quantum Trial), at which the Court will determine the damages (if any) that Sibanye-Stillwater may be required to pay to Appian. The parties disagree as to how Appian's recoverable losses should be calculated. The basis for calculating damages will largely depend on the Court's view as to the appropriate date on which to value the Assets and the correct basis on which to calculate interest. The appropriate date for valuing the Assets will depend on the Court's view as to whether and, if so, when Appian could have sold the Assets at a fair price to an alternative buyer. That valuation date will, in turn, inform the appropriate basis for valuing the Assets. This is a matter for expert evidence, the process for which is ongoing at the reporting date. However, relevant factors for valuing the Assets are likely to include whether, and to what extent, various offers received by Appian for the Assets (including, in respect of MVV, the sale completed between Appian and Baiyin in April 2025), and other factors such as commodity price volatility, should be taken into account. The appropriate basis on which to calculate interest will depend on the Court's view as to the principal amount on which Appian may claim interest, and the appropriate interest rate to be applied. This will also be the subject of expert evidence.
Based on the parties' current expert evidence, and depending on the valuation methodology adopted, Appian's recoverable loss
(including interest) may be between US$nil and US$721 million. This has increased from US$522 million primarily due to recalculation of
Appian's interest claim up to the date of the Quantum Trial in November 2025, where previously it was calculated to the date of the Liability
Trial in July 2024. This is subject to any amendments to the parties' pleadings between the reporting date and the Quantum Trial, as well as further evidence, including expert valuation reports, to be exchanged between the parties ahead of the Quantum Trial.
It is not possible to assign probabilities to the possible loss scenarios as at the reporting date and there is currently no single most likely outcome. Since the range of potential outcomes is wide and the actual outcome can be materially different to any current estimate, management concluded that the potential obligation, if any, cannot be reliably measured at the reporting date. Judgment on the
Quantum Trial is expected to follow in Q1 2026.
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
Blue Ridge
During 2024, an impairment allowance related to a receivable balance from Blue Ridge was recognised amounting to R118 million (see note 24).
Reldan Mexico S. de R.L. de C.V. (Reldan Mexico)
During the year, the Group acquired a 72% investment in Reldan Mexico, through its wholly-owned subsidiary, Reldan International Holding
Company LLC (see note 16.1). For the year ended 31 December 2024, the Group purchased post-consumer e-scrap from Reldan Mexico amounting to R372 million.
Rand Refinery
Rand Refinery, in which Sibanye-Stillwater holds a 44.4% interest, has an agreement with the Group whereby it refines all of the Group’s gold production. For the year ended 31 December 2024, the Group received a dividend of R221 million (2023: R233 million and 2022:
R307 million) from Rand Refinery, and sold gold and paid refining fees to Rand Refinery. See note 18.1 for additional information in respect of the Group’s investment in Rand Refinery.
The table below details the transactions and balances between the Group and its related parties:

Figures in million - SA rand	2024	2023	2022
Rand Refinery
Gold sales	818	710	187
Refining fees paid	(40)	(44)	(24)
Trade payable	(9)	(6)	(6)
AFR – 168
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
Key management remuneration
Total key management personnel compensation recognised under IFRS Accounting Standards:

Figures in thousands - SA rand	2024	2023	2022
Short-term employee benefits[1]	194,057	138,209	127,542
Post-employment benefits	10,072	9,397	6,957
Share-based payment	44,047	34,578	65,338
Total	248,176	182,184	199,837
1Includes termination benefits of R29,590,540 (2023: R3,663,146)
40.  Directors' and prescribed officers' remuneration
The disclosure below incorporates remuneration for services rendered to various companies within the Group during the year.
The executive directors and prescribed officers were paid the following remuneration during the year:

Figures in thousands - SA rand	Salary	Cash bonus accrued for 2024 paid in 2025	Accrual of share-based payment benefits	Pension scheme total contributions	Expense allowance and other benefits	2024	2023	2022
Executive directors
Neal Froneman[1]	16,197	15,121	16,403	1,520	1,615	50,856	56,334	198,032
Charl Keyter	7,646	6,968	7,835	1,092	—	23,541	25,701	87,482
Prescribed officers
Dawie Mostert[2]	—	—	—	—	—	—	14,513	50,765
Themba Nkosi	5,333	4,492	4,194	551	—	14,570	14,369	46,480
Richard Stewart	7,166	6,102	6,500	796	—	20,564	19,947	60,125
Robert van Niekerk	8,496	6,781	7,026	696	203	23,202	21,856	78,632
Laurent Charbonnier[3]	12,275	—	1,862	94	29,590	43,821	23,548	24,102
Lerato Legong	5,046	4,312	3,970	688	—	14,016	10,760	9,553
Mika Seitovirta[4]	9,338	7,726	5,151	3,145	1,294	26,654	23,971	15,899
Charles Carter[5]	13,812	11,242	7,495	1,105	326	33,980	24,322	17,008
Melanie Naidoo-Vermaak[6]	5,774	4,702	3,135	385	2,500	16,496	—	—
Total	91,083	67,446	63,571	10,072	35,528	267,700	235,321	588,078
1Entered into a dual service contract with effect 1 May 2018. Remuneration paid by Stillwater in US dollars was converted at the average exchange rate of R18.32/US$
(2023: R18.42/US$ and 2022: R16.37/US$) for the year ended 31 December 2024
2Ceased performing a prescribed officer role on 4 August 2023
3Remuneration paid in GBP was converted at the average exchange rate of R23.40/GBP (2023: R22.93/GBP and 2022: R20.18/GBP) for the year ended 31 December 2024.
Laurent ceased performing a prescribed officer role on 31 January 2025, expense allowance and other benefits includes a separation benefit of R29,590,540
4Remuneration paid in Euros was converted at the average exchange rate of R19.82/Euro (2023: R19.94/Euro, 2022: R17.20/Euro) for the year ended 31 December 2024
5Remuneration paid in US dollars converted at the average exchange rate of R18.32/US$ (2023: R18.42/US$, 2022:R16.37/US$)
6Appointed 1 January 2024
AFR – 169
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
The non-executive directors were paid the following fees during the year:

Figures in thousands - SA rand	Directors fees	Committee fees	Expense allowance	2024	2023	2022
Timothy Cumming	1,212	1,275	107	2,594	2,535	2,212
Savannah Danson[1]	303	185	—	488	2,229	1,901
Harry Kenyon-Slaney	3,546	834	1,052	5,432	3,371	2,542
Richard Menell	2,124	528	58	2,710	3,610	2,735
Nkosemntu Nika[2]	404	247	9	660	1,927	1,843
Keith Rayner	1,212	2,124	—	3,336	2,655	2,296
Susan van der Merwe[2]	505	309	21	835	2,037	1,830
Jeremiah Vilakazi	1,212	989	—	2,201	1,994	1,662
Vincent Maphai	3,662	210	—	3,872	3,714	3,405
Elaine Dorward-King	1,747	1,385	1,069	4,201	2,799	2,803
Sindiswa Zilwa	1,212	1,142	—	2,354	2,146	1,821
Philipe Boisseau[3]	1,283	839	368	2,490	—	—
Peter Hancock[4]	1,166	1,172	1,113	3,451	—	—
Terence Nombembe[5]	448	227	—	675	—	—
Total	20,036	11,466	3,797	35,299	29,017	25,050
1Resigned as non-executive director on 11 March 2024
2Resigned as non-executive director on 28 May 2024
3Appointed on 8 April 2024
4Appointed on 6 May 2024
5Appointed on 11 September 2024
AFR – 170
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
The directors’ and prescribed officers’ (including their associates) direct and indirect share ownership at 31 December 2024 was:

	Number of shares*			%
	2024	2023	2022	2024	2023	2022
Executive directors[1]
Neal Froneman[2]	1,829,452	3,284,428	8,559,665	0.06	0.12	0.30
Charl Keyter	1,776,481	1,776,481	1,466,181	0.06	0.06	0.05
Non-executive directors[1]
Timothy Cumming	20,000	20,000	6,000	—	—	—
Richard Menell	10,125	10,125	10,125	—	—	—
Keith Rayner	78,992	73,992	68,992	—	—	—
Susan van der Merwe[3]	—	1,028	1,028	—	—	—
Jeremiah Vilakazi	2,000	4,220	4,220	—	—	—
Vincent Maphai	228,224	228,224	199,724	0.01	0.01	0.01
Savannah Danson[4]	—	16,519	16,519	—	—	—
Harry Kenyon-Slaney[5]	16,852	16,852	16,852	—	—	—
Elaine Dorward-King	—	—	10,000	—	—	—
Total share ownership by directors	3,962,126	5,431,869	10,359,306	0.14	0.19	0.37
Prescribed officers[1]
Dawie Mostert[6]	—	136,302	136,302	—	—	—
Themba Nkosi[7]	251,583	251,583	251,583	0.01	0.01	0.01
Richard Stewart	788,771	788,771	788,771	0.03	0.03	0.03
Robert van Niekerk	490,429	490,429	1,766,770	0.02	0.02	0.06
Laurent Charbonnier[8]	151,012	151,012	151,012	0.01	0.01	0.01
Charles Carter[9]	680,000	580,000	300,000	0.02	0.02	0.01
Melanie Naidoo-Vermaak[10]	146,858	—	—	0.01	—	—
Total	6,470,779	7,829,966	13,753,744	0.23	0.28	0.49
*This is the shareholding at the reporting date unless otherwise stated
1Share ownership (including shares held by associates) in the Company at the date of this report was unchanged
2Neal Froneman and his associates hold 388,863 ADSs at 31 December 2024 (2023: 388,863, 2022: 225,408) which convert to 1,555,452 (2023: 1,555,452, 2022: 901,632)
ordinary shares in the Company
3Ceased performing a non-executive director role on 28 May 2024
4Last known shareholding when ceased performing a non-executive director role on 11 March 2024
5Harry Kenyon-Slaney and his associates hold 4,213 ADSs at 31 December 2024 (2023 and 2022:4,213) which convert to 16,852 (2023 and 2022: 16,852) ordinary shares in the
Company
6Last known shareholding when ceased performing prescribed officer role on 4 August 2023
7Themba Nkosi and his associates hold 5,300 ADSs at 31 December 2024 (2023 and 2022: 5,300) which convert into 21,200 (2023 and 2022: 21,200) ordinary shares in the
Company
8Laurent Charbonnier and his associates hold 37,753 ADSs at 31 December 2024 (2023 and 2022: 37,753) which convert to 151,012 (2023 and 2022: 151,012) ordinary shares in the Company. The ordinary shares held by Laurent and his associates represents the last known shareholding when he ceased performing a prescribed officer role on
31 January 2025
9Charles Carter and his associates hold 170,000 ADSs at 31 December 2024 (2023: 145,000, 2022: 75,000) which convert to 680,000 (2023: 580,000, 2022: 300,000) ordinary shares in the Company
10Melanie Naidoo-Vermaak was appointed on 1 January 2024
AFR – 171
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2024
41.  Events after reporting date
There were no events that could have a material impact on the financial results of the Group after 31 December 2024 up to the date on which the consolidated financial statements for the year ended 31 December 2024 were authorised for issue, other than those disclosed below.
41.1 Franco-Nevada stream
On 19 December 2024 Sibanye-Stillwater entered into a US$500 million streaming agreement with Franco-Nevada in exchange for the sale of gold and platinum streams with reference to its Marikana, Kroondal, and Rustenburg operations (the Stream). As at 31 December 2024 there were certain conditions precedent outstanding for the transaction to become effective, which were closed by the end of February
2025 and the US$500 million cash was received on 28 February 2025.
Under the Stream, Sibanye-Stillwater received US$500 million upfront cash payment in exchange for the future delivery of gold ounces (oz)
equal to 1.1% of 4E PGM oz contained in concentrate produced until delivery of 87,500 oz of gold, then 0.75% of 4E PGM oz contained in concentrate produced until the delivery of 237,000 oz of gold. After the delivery of 237,000 oz of gold, 80% of the gold contained in the concentrate for the remaining life of mine will be delivered. Platinum oz equal to 1.0% of platinum contained in concentrate produced will be delivered up to 48,000 oz of platinum, then 2.1% of platinum contained in concentrate produced until a total delivery of 294,000 oz of platinum, whereafter the platinum stream will end.
Sibanye-Stillwater will receive a production payment equal to 5% per ounce of the spot gold price on the date of each gold delivery until the delivery of 237,000 oz of gold, which will increase to 10% of the spot gold price thereafter. A production payment equal to 5% of the spot platinum price on the date of each platinum delivery will also be paid by Franco-Nevada until the end of the platinum stream. The production payment may change depending on certain scenarios. Sibanye-Stillwater may elect to substitute platinum deliveries with gold ounces and vice versa.
The Stream will be accounted for under IFRS 15 Revenue from Contracts with Customers, similar to the Wheaton stream.
41.2 Kroondal merger
On 31 January 2025, the Group entered into an amalgamation transaction, whereby the assets of Kroondal Operations Proprietary Limited
(Kroondal) were transferred to Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM) in exchange for SRPM assuming the liabilities of Kroondal.
Since 26% of SRPM is held by broad-based black economic empowerment (B-BBEE) parties through a special purpose vehicle under the
Rustenburg B-BBEE structure, the transfer of Kroondal’s net assets to SRPM resulted in a value increase for the relevant B-BBEE parties. In order to fund the additional value attributable to the B-BBEE parties, Sibanye Platinum Proprietary Limited, being the holding company of
SRPM, subscribed for new class B preference shares in the  special purpose vehicle at a nominal subscription price of R100. Until the payment of a capped preference dividend of R350 million, the lesser of 85% of any dividends paid by SRPM and R175 million will be paid as preference dividends by the special purpose vehicle, whereafter the preference shares will be fully redeemed. The capped preference dividend of R350 million increases annually based on an agreed rate.
Other than the change to the B-BBEE structure described above, the amalgamation transaction will not impact the consolidated carrying values of the assets and liabilities held by the Group.
41.3 Glencore chrome arrangement
On 18 February 2025 Sibanye-Stillwater concluded a strategic enhancement to a historical Marikana contract (Marikana Contract) and a new chrome management agreement (CMA) with the Glencore Merafe Venture (GM Venture), which will optimise value from future chrome production for all parties.
Sibanye-Stillwater currently partners with various third parties, including the GM Venture, to recover and market chrome ore produced by its
SA PGM operations. Chrome is an important by-product of PGM production, and the SA PGM operations are collectively a significant global chrome ore producer.
The historical contractual terms governing the Marikana Contract offered limited commercial value for Sibanye-Stillwater and was restrictive regarding future growth and value creation opportunities for the Marikana operation. The enhanced Marikana Contract provides for the accelerated completion of the delivery of the required chrome volumes which will expedite the close out of this legacy agreement concluded between Lonmin and the GM Venture. This, together with the new CMA will allow greater exposure to increased future chrome production volumes and chrome prices and realisation of significant value for Sibanye-Stillwater.
The majority of the chrome recovery plants (CRPs) at Sibanye-Stillwater’s SA PGM operations will be solely and exclusively operated by
Glencore once the conditions precedent to the CMA have been satisfied, enabling both parties to leverage synergies and increase chrome output. The IFRS Accounting Standards implications are in the process of being assessed.
AFR – 172
SHAREHOLDER INFORMATION
Registered shareholder spread at 31 December 2024

	Number of holders	% of total shareholders	Number of shares[1]	% of shares in issue[2,3]
1-1,000 shares	41,412	74.23	7,861,549	0.28
1,001-10,000 shares	11,419	20.47	36,335,999	1.28
10,001-100,000 shares	2,169	3.89	63,806,307	2.25
100,001-1,000,000 shares	618	1.11	196,112,499	6.93
1,000,001 shares and above	166	0.30	2,526,450,910	89.26
Total	55,784	100.00	2,830,567,264	100.00
1As of 28 March 2025, the issued share capital of Sibanye-Stillwater consisted of 2,830,567,264 ordinary shares
2Figures may not add due to rounding
3To our knowledge: (1) Sibanye-Stillwater is not directly or indirectly owned or controlled (a) by another entity or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Sibanye-Stillwater. To the knowledge of Sibanye-Stillwater’s management, there is no controlling shareholder of Sibanye-Stillwater
Public and non-public shareholdings at 31 December 2024

Shareholder type	Number of holders	% of total shareholders	Number of shares	% of shares in issue
Non-public shareholders	15	0.03	25,704,534	0.91
Directors and associates	8	0.02	3,962,126	0.14
Prescribed Officers and associates	6	0.01	2,508,653	0.09
Share trust[1]	1	0.00	19,233,755	0.68
Public shareholders	55,769	99.97	2,804,862,730	99.09
Total	55,784	100.00	2,830,567,264	100.00
1 Included in the number of non-public shareholders for the Share trust are trustees who are beneficiaries of this trust
Foreign custodians of 5% or more at 31 December 2024

	Number of shares	% of shares in issue
Bank of New York Mellon (ADSs Sponsor)	1,015,072,822	35.86
State Street Bank & Trust Co.	225,812,765	7.98
JPMorgan Chase & Co.	148,414,154	5.24
AFR – 173
SHAREHOLDER INFORMATION continued
Beneficial shareholder categories at 31 December 2024

	Number of holders	% of shareholders	Number of shares[1]	% of shares in issue[1]
American Depository Receipts	143	0.26	1,015,072,822	35.86
Black Economic Empowerment	2	—	6,409,204	0.23
Charity	2	—	1,094,983	0.04
Corporate Holding	4	0.01	24,765,407	0.87
Custodians	63	0.11	138,947,963	4.91
ESG	3	0.01	1,564,170	0.06
Exchange-Traded Fund	44	0.08	116,551,223	4.12
Foreign Government	3	0.01	430,094	0.02
Hedge Fund	6	0.01	7,662,918	0.27
Insurance Companies	22	0.04	28,324,482	1.00
Investment Trust	2	—	166,403	0.01
Local Authority	2	—	545,413	0.02
Medical Aid Scheme	9	0.02	4,998,651	0.18
Other managed funds	54,623	97.92	225,734,965	7.97
Pension Funds	196	0.35	572,947,538	20.24
Private Equity	1	—	510,773	0.02
Private Investor	232	0.42	128,508,143	4.54
Sovereign Wealth	25	0.04	71,403,386	2.52
Stock Brokers	3	0.01	2,112,821	0.07
Trading Position	26	0.05	66,325,317	2.34
Unit Trusts/Mutual Fund	365	0.65	644,652,885	22.78
University	8	0.01	3,320,098	0.12
Total	55,784	100.00	3,062,049,659	108.19
1 The number of shares and percentage shares in issue in the beneficial shareholder category table above, are over the shares in issue of 2,830,567,264 at 31 December 2024 due to stock lending
AFR – 174
SHAREHOLDER INFORMATION continued
The tables below show the change in the percentage ownership of Sibanye-Stillwater’s major shareholders, to the knowledge of Sibanye-
Stillwater’s management, between 2022 and 2024.
Investment management shareholdings of 5% or more at 31 December1

	2024		2023		2022
	Number of shares	% of shares in issue	Number of shares	% of shares in issue	Number of shares	% of shares in issue
PIC	393,904,882	13.92	488,960,260	17.27	433,088,187	15.30
Lingotto Investment Management, LLP	214,319,720	7.57	157,104,510	5.55	—	—
BlackRock Inc	142,494,663	5.03	132,257,343	4.67	153,391,012	5.42
Allan Gray	116,811,664	4.13	181,546,600	6.41	195,293,037	6.90
1A list of the investment managers holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 5% or more of the issued share capital of Sibanye-Stillwater as of 28 March 2025 is set forth below:

	Number of shares	% of shares in issue
Government Employees Pension Fund (PIC)[2]	395,173,969	13.96
Lingotto Investment Management LLP	219,615,264	7.76
2This represents funds managed by the PIC as an investment fund manager, which holds the majority of its shares on behalf of the Government Employees Pension Fund
Beneficial shareholdings of 5% or more at 31 December1

	2024		2023		2022
	Number of shares	%	Number of shares	%	Number of shares	%
Government Employees Pension Fund (PIC)[2]	390,972,890	13.81	495,015,046	17.49	503,471,582	17.72
1A list of the individuals and organisations holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, beneficial holdings of 5% or more of the issued share capital of Sibanye-Stillwater as of 28 March 2025 is set forth below:

	Number of shares	% of shares in issue
Government Employees Pension Fund (PIC)[2]	398,421,794	14.08
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
AFR – 175
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
Dr Vincent Maphai* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney* ^
Jeremiah Vilakazi*@
Keith Rayner* @
Dr Peter Hancock***
Philippe Boisseau**
Richard Menell*@#
Sindiswa Zilwa*
Terence Nombembe^^
Timothy Cumming*@
Dr Richard Stewart (CEO designate)+
*    Independent non-executive
*@  Non-executive
^  Appointed as lead independent director 1 January 2024
#  Resigned as lead independent director 1 January 2024
**  Appointed as independent non-executive director 8 April 2024
*** Appointed as independent non-executive director 6 May 2024
^^ Appointed as independent non-executive director 11 September 2024
+    Appointed Executive Director 1 March 2025
INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com
JSE SPONSOR
J.P. Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road, Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa

AUDITORS
Ernst & Young Inc (EY)*
102 Rivonia Road
Sandton 2196
South Africa
Private Bag X14
Sandton 2146
South Africa
Tel: +27 11 772 3000
*to resign at the 2025 AGM
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADSs)
Mailing address of agent:
TMS
PO Box 43078
Providence, RI 02940-3078
Overnight/certified/registered delivery:
TMS
150 Royal Street, Suite 101
Canton, MA 02021
US toll free: + 1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com
Tatyana Vesselovskaya
Relationship Manager - BNY Mellon
Depositary Receipts
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES  SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248
Forms of proxy to Meeting Scrutineers
The Meeting Specialist Proprietary Limited
JSE Building
One Exchange Square
2 Gwen Lane
Sandown
Sandton, 2196
South Africa
PO Box 62043
Marshalltown, 2107
South Africa
Contact
Farhana Adam
Tel: +27 84 433 4836
Izzy van Schoor
Tel: +27 81 711 4255
Michael Wenner
Tel: +27 61 440 0654
e-mail: proxy@tmsmeetings.co.za

2024 OVERVIEW SA PGM: 28.1Moz (-0.2%) 4E Mineral Reserves & 144.7Moz (+0.04%) of Mineral Resources US PGM: 19.0Moz (-27.8%) 2E Mineral Reserves & 55.9Moz (-2.3%) of 2E Mineral Resources The operations are positioned for profitability at current spot 4E PGM basket prices. A highlight is the inclusion of the Siphumelele mechanised UG2 project Mineral Reserves (0.8Moz). Sustained low 2E PGM spot prices has necessitated an operational restructuring as well as a shift in extraction strategy. Combined with a lower 2E LoM basket price assumption, this has impacted the operation’s Mineral Resources and Mineral Reserves. SA gold operations and projects: 10.0Moz (-8.0%) Mineral Reserves & 36.9Moz (-0.7%) Mineral Resources Lithium: 248kt (+36.6%) LCE Mineral Reserves & 424kt (-3.7%) of LCE Mineral Resources The reduction in Mineral Reserves was largely driven by depletion and geological model changes informed by the addition of new data. The positive change is informed by an updated Mineral Reserve estimate at the Keliber lithium project in Finland. The new LoM is now 18 years at the first two pits, with further upside potential at L&auml;ntt&auml;, Outovesi and Tuoreetsaaret. Copper: 17,604Mlb (115.6%) Mineral Resources Zinc: 1,218Mlb (-29.4%) Mineral Reserves & 1,252Mlb (unchanged) Mineral Resources; Uranium: 59.2Mlb U3O8 Mineral Resources (unchanged) At the Mt Lyell copper project in Tasmania, Australia, an update to the Mineral Resource estimate has added 335Mlb of contained copper. At the Altar project in Argentina, an update to the Mineral Resource estimate added 9,106Mlb of attributable copper Mineral Resources. Zinc informed by the depletion of the tailings at the Century zinc operation. The uranium excludes the pending completion of the Beisa (27Mlb) sales transaction with Neo Energy Metals PLC (Neo), expected to close in early 2026, in exchange for R250m in cash and R250m in shares (40%). Note: Mineral Resources are exclusive of Mineral Reserves SUPPORTING FACT SHEETS AND SUPPLEMENTARY INFORMATION AVAILABLE ONLINE ————————————————————————— 1. Climate change supplement 2. Sustainability scorecards for the long term incentive (LTI) awards 3. Social and labour plans (SLPs): Summary of projects 4. Tailings management 5. Biodiversity management 6. Combating illegal mining 7. The Good Neighbor Agreement 8. Care for iMali: Taking care of personal finance 9. Progressing the UN’s SDGs 10.Sibanye-Stillwater’s ICMM self-assessment for 2024 11.Sustainability content index 12.Application of King IV Principles in 2024 13.Tax supplement 14.Definitions for sustainability/ESG indicators * This report encompasses data pertaining to the financial year ended on 31 December 2024. As necessary or where pertinent, certain information has been incorporated subsequent to year-end About our cover designs: Our strategic differentiator, inclusive, diverse, and bionic, is depicted in this image. The small markings signify computer code, highlighting the balance between technology and human individuality. This design emphasises how technology can enhance humanity while preserving our unique identities. We value our employees’ contributions, each leaving their unique “fingerprint" on our business, and honour their commitment to our values, which drive our innovation and shared value. OUR 2024 REPORTS –––––––––––––––––––––––––––––––––––––––––––––––––––––––– These reports cover the financial year from 1 January to 31 December 2024* For more about the reports in the suite and a glossary of abbreviations, see the Navigation and glossary document at https:// reports.sibanyestillwater.com/navigation

CONTENTS OUR BUSINESS Introduction 3 Corporate governance and regulatory compliance 4 Location of our operations and projects 5 Fundamental notes 7 Group summary of mining properties 8 Auditing and risk 15 Environmental management 15 Mineral title 17 Exploration 17 Annual planning process 17 Commodity price assumptions 19 Competent persons’ declaration and consent 20 AMERICAS LOCATION 24 US PGM OPERATIONS 25 Stillwater and East Boulder 25 PGM EXPLORATION 33 Marathon 33 BATTERY METALS EXPLORATION 35 LITHIUM 35 Rhyolite Ridge 35 COPPER 37 Altar 37 SOUTHERN AFRICA LOCATION 40 PGM OPERATIONS 41 Marikana 45 Rustenburg 51 Kroondal 56 Mimosa 61 PGM EXPLORATION 63 Akanani 63 Limpopo 64 GOLD OPERATIONS 65 Kloof 67 Driefontein 71 Beatrix 75 Cooke 79 DRDGOLD 82 GOLD DEVELOPMENT 85 Burnstone 85 GOLD EXPLORATION 87 Southern Free State (SOFS) 87 EUROPE LOCATION 89 BATTERY METALS DEVELOPMENT 90 LITHIUM 90 Keliber 90 AUSTRALIA LOCATION 96 ZINC OPERATION 97 Century 97 COPPER EXPLORATION 99 Mt Lyell 99 ANCILLARY INFORMATION Professional organisations 103 SAMREC Code definitions 104 SK-1300 definitions 115 Glossary of terms 106 Abbreviations 107 Disclaimer 109 Administration and company information 110 RSA Generic mining permit conditions 111 DISCLOSURE PURSUANT TO SK-1300 Summary property disclosure pursuant to Item 1303 under SK-1300 4 Individual property disclosure pursuant to Item 1304 under SK-1300 Stillwater and East Boulder (US PGM) 25 Marikana 45 Rustenburg 51 Kroondal 56 Kloof 67 Driefontein 71 Keliber 90 Internal controls disclosure pursuant to Item 1305 under SK-1300 Americas 27 Southern Africa PGM 43 Southern Africa Gold 65 Europe 91 R&R – 1 1 2 Your feedback and suggestions are welcome. Please direct them to James Wellsted, Head of Investor Relations and Corporate Affairs: ir@sibanyestillwater.com www.sibanyestillwater.com 3 4 5 6

OUR BUSINESS Introduction 3 Corporate governance and regulatory compliance 4 Location of our operations and projects 5 Fundamental notes 7 Group summary of mining properties 8 Auditing and risk 15 Environmental management 15 Mineral title 17 Exploration 17 Annual planning process 17 Commodity price assumptions 19 Competent persons’ declaration and consent 20 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 2

INTRODUCTION Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also a foremost global recycler and has interests in leading mine tailings retreatment operations. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 3 Sibanye-Stillwater is one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines zinc, iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has begun to diversify its asset portfolio into battery metals and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information, see  www.sibanyestillwater.com. Our fundamental strategic goal is to ensure that we consistently deliver on our purpose to “safeguard global sustainability through our metals and energy solutions”, while strengthening our position as a leading international mining Group, and ensuring we are true to our vision To be a leader in superior shared value for all stakeholders. Everything we do is driven by our iCARES values of innovation, commitment, accountability, respect, enabling and safety

CORPORATE GOVERNANCE AND REGULATORY COMPLIANCE Sibanye-Stillwater is listed on the JSE and the NYSE and is required to comply with section 12.13 of the JSE Listings Requirements and the requirements of Subpart 1300 of Regulation S-K of the U.S. Securities Act (SK-1300). For all our managed operations, development and exploration properties, as well as for certain non-managed assets (DRDGOLD and Mimosa), the primary Mineral Resources, Mineral Reserves, and the mineral asset valuations supporting the Mineral Reserve estimates, have been prepared in compliance with the South African Code for Reporting of the Exploration Results, Mineral Resources and Mineral Reserves (SAMREC 2016 edition, including Table 1 and Appendices) and the South African Code for the Reporting of Mineral Asset Valuation (SAMVAL 2016 edition), and all requirements thereof have been complied with. That disclosure can be found at www.sibanyestillwater.com/news- investors/reports/annual For the non-managed properties (all non-material assets), the Marathon and Altar exploration properties estimates were prepared in compliance with the Canadian NI 43-101; and for the Rhyolite Ridge property in compliance with the Australian JORC Code (2017), which are both Committees for Mineral Reserves International Reporting Standards (CRIRSCO) sister codes of SAMREC and SAMVAL. The Group has verified them for alignment to SAMREC/SAMVAL and SK-1300, and believe that the final estimates would be similar (barring reporting methodology), and that the estimates can be considered current. In complying with the requirements of SK-1300, this document (EDGAR SEC version) serves to satisfy both the summary disclosure requirements set out under Item 1303 of SK-1300 (Item 1303) and individual material property disclosure requirements set out under Item 1304 of SK-1300 (Item 1304). Section 1 contains all summary disclosure related information set out under Item 1303, while sections 2, 3, 4 and 5 contain individual material property disclosure information required under Item 1304 of SK-1300 for material properties. To ensure alignment and continuity with past disclosures, the Group is also disclosing additional and relevant information on non-material properties in sections 2-5. This report also complies with the internal controls disclosure requirements set out under Item 1305 of SK-1300 (Item 1305). Disclosure pursuant to Item 1305 can be found in sections 2, 3, 4 and 5. MATERIAL PROPERTIES ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– A comprehensive materiality assessment has been conducted on the Group’s mineral properties, which led to the identification of seven material properties which are the key drivers of the Groups’ Mineral Reserves, revenue, profits and strategy. The properties considered material for the purpose of SK-1300 are listed below. PGM ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– • Americas: the US PGM operations consisting of the East Boulder and Stillwater mines • Southern Africa: the Marikana, Rustenburg (SRPM), and Kroondal operations GOLD ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– • Southern Africa: the Kloof and Driefontein operations BATTERY METALS ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– • Finland: the Keliber lithium project In support of the material property disclosure for the 2024 reporting period, Sibanye-Stillwater has filed updated Technical Report Summaries (TRS) for: • Keliber lithium project, in support of the materially increased Mineral Reserves estimated in 2024 • US PGM operations, due to a material reduction in Mineral Reserves These filings with the United States Securities and Exchange Commission (SEC) on Form 6-K, were incorporated by reference as exhibits to the 2024 annual report on Form 20-F and can be accessed via EDGAR. In this document, Mineral Resources are reported exclusive of Mineral Reserves, on an attributable legal interest basis. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 4 Keliber lithium project landscape, Finland

OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 5 LOCATION OF OUR OPERATIONS AND PROJECTS A UNIQUE, GREEN PORTFOLIO OF GEOGRAPHICALLY DIVERSIFIED ASSETS AND COMMODITIES AMERICAS ASSETS US PGM OPERATIONS Stillwater (100%)** Mineral Resources: 31.2Moz 2E Mineral Reserves: 11.2Moz 2E East Boulder (100%)** Mineral Resources: 24.7Moz 2E Mineral Reserves: 7.8Moz 2E PGM EXPLORATION Marathon (13.85%)* Mineral Resources: 0.8Moz 2E LITHIUM EXPLORATION Rhyolite-Ridge (6.19%)* Mineral Resources: 201kt LCE COPPER EXPLORATION Altar (48.61%)* Mineral Resources: 15,492Mlb Cu SOUTHERN AFRICAN ASSETS SA PGM OPERATIONS Marikana (80.64%)** Mineral Resources: 90.7Moz 4E Mineral Reserves: 16.1Moz 4E Rustenburg (74%)** Mineral Resources: 44.3Moz 4E Mineral Reserves: 9.8Moz 4E Kroondal (87%)** Mineral Resources: 5.3Moz 4E Mineral Reserves: 0.7Moz 4E Mimosa (50%)* Mineral Resources: 4.4Moz 4E Mineral Reserves: 1.5Moz 4E SA PGM EXPLORATION Akanani (80.13%) Mineral Resources: 31.6Moz 4E Limpopo: Voorspoed and  Doornvlei (80.64%), and Dwaalkop (40.32%) Mineral Resources: 19.9Moz 4E SA GOLD OPERATIONS Kloof (100%)** Mineral Resources: 13.8Moz Au Mineral Reserves: 1.6Moz Au Driefontein (100%)** Mineral Resources: 7.5Moz Au Mineral Reserves: 2.4Moz Au Beatrix (100%) Mineral Resources: 6.5Moz Au Mineral Reserves: 0.7Moz Au Cooke (76%) Mineral Resources: 1.6Moz Au Mineral Reserves: 0.04Moz Au DRDGOLD (50.23%)* Mineral Resources: 1.8Moz Au Mineral Reserves: 2.7Moz Au EUROPEAN ASSETS LITHIUM DEVELOPMENT Keliber (79.82%)** Mineral Resources: 223kt LCE Mineral Reserves: 248kt LCE AUSTRALIAN ASSETS ZINC OPERATIONS Century (100%) Mineral Resources: 1,252Mlbs Zn Mineral Reserves: 1,218Mlbs Zn COPPER EXPLORATION Mount Lyell (100%) Mineral Resources: 1,945Mlbs Cu SA GOLD DEVELOPMENT Burnstone (100%) Mineral Resources: 5.5Moz Au Mineral Reserves: 2.5Moz Au SA GOLD EXPLORATION SOFS (Southern Free State project) (100%) Mineral Resources: 6.9Moz Au SA URANIUM EXPLORATION Beisa (100%) Mineral Resources: 27.0Mlb U3O8 Cooke (76%) Mineral Resources: 32.2Mlb U3O8 SECONDARY MINING BATTERY METALS GREEN METALS * Non-managed ** Material property under SK-1300 PGM = platinum group metals, Au = gold, Cu = copper, LCE = lithium carbonate equivalent, Zn = zinc, U3O8 = uranium oxide 1. Reldan is a non-mineral property, forming a part of the Group’s recycling operations 2. Sandouville is a non-mineral property, metallurgical facility 3. Mineral Resources are exclusive of Mineral Reserves

AMERICAS ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– PGMs Sibanye-Stillwater wholly owns and operates PGM mining, processing and recycling operations located in Montana, US. These assets include the Stillwater mine (inclusive of the Stillwater West and Stillwater East mines), the East Boulder mine, two concentrator plants, and PGM mining claims located near the town of Nye. In addition, the Group owns and operates a metallurgical smelter and base metals refinery complex situated in the town of Columbus, Montana, which also serves as the base for our PGM recycling business which recovers PGMs from used catalytic converters. The Group also has a 13.85% equity holding in Generation Mining Ltd, the owner and operator of the Marathon PGM project in Canada. Battery metals The Group holds a 6.19% interest ioneer Limited, the owner and operator of the Rhyolite Ridge lithium and boron project in Nevada. The Group had an agreement with ioneer Limited to establish a 50:50 Joint Venture (JV) with respect to the Rhyolite Ridge project in Nevada, subject to the satisfaction of all conditions precedent. On 25 October 2024, a positive Record of Decision (ROD) was issued by the US Bureau of Land Management, completing a major US Federal permitting step and advancing the project toward a construction decision. Post 31 December 2024, and prior to the filing of our IAR suite, Sibanye-Stillwater notified ioneer that the Board had made a decision not to proceed with the Rhyolite Ridge Lithium- Boron project under the JV agreement with ioneer. The Group also holds a 48.61%, non-managed interest in the Altar copper-gold porphyry exploration project in Argentina. SOUTHERN AFRICA ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– PGMs The SA PGM operations comprise three managed underground operations (Marikana, Rustenburg and Kroondal). In addition, the PGM segment has a 50% attributable interest in a non-managed, underground operation (Mimosa) in Zimbabwe. The Rustenburg (74% attributable) and Kroondal (87% attributable) operations produce concentrate which is processed in terms of toll- treatment and Purchase of Concentrate (PoC) agreements with Rustenburg Platinum Mines Pty Ltd, a division of Anglo American Platinum Ltd. The Marikana operation (80.64% attributable) processes its own as well as third-party concentrate via a metallurgical smelter and base metals refinery situated at the operations, and a precious metals refinery complex located in Brakpan, to the east of Johannesburg. Apart from the primary mining operations, significant surface tailings treatment operations exist: • The Platinum Mile tailings retreatment facility (100% owned and managed) recovers PGMs from historic Rustenburg TSFs as well as live tailings streams from the Rustenburg concentrator plants • The Western Limb tailings retreatment (WLTR) plant recovers PGMs from historic TSFs at the Rustenburg operation • The Bulk tailings treatment (BTT) facility recovers chrome and PGMs from the ETD1 TSF at the Marikana operation • The Eastern tailings treatment project (ETTP) facility recovers PGMs from live tailings material from the EPL concentrator at the Marikana operation. Chrome recovery from EPL live tailings occurs at the EPL Glencore Chrome Recovery Plant • At the Rustenburg, Kroondal and Marikana operations, chrome concentrate is recovered as a by-product from the UG2 tailings streams The Akanani exploration project (80.13% attributable) is an exploration asset on the northern limb of the Bushveld Igneous Complex (BIC) near the town of Mokopane. The Limpopo exploration project, located approximately 50km southeast of Mokopane, consists of the care and maintenance Baobab operation (80.64% attributable), the Dwaalkop mining right (50:50 JV area with Northam, 40.32% attributable), and the Doornvlei mining right (80.64% attributable). Gold The SA gold operations are made up of four managed, producing, underground and surface operations in South Africa, namely the Kloof (100% attributable), Driefontein (100% attributable) and Cooke (76% attributable) operations in the West Wits region, and Beatrix (100% attributable) operation in the Free State province. Burnstone (100% attributable) is a development project in the Mpumalanga province. In addition, and in support of its gold mining activities, Sibanye-Stillwater owns and manages five metallurgical processing facilities where gold-bearing ore is processed, and gold extracted. Wholly-owned and managed projects in study phase include Bloemhoek and De Bron Merriespruit, which form part of the Southern Free State (SOFS) exploration project. The Group also reports Mineral Resources and Mineral Reserves on an attributable basis for DRDGOLD Limited (DRDGOLD) due to its 50.23% equity interest. DRDGOLD operates the Far West Gold Recoveries (FWGR) and the ERGO Gold Recoveries operations. Green metals Significant quantities of uranium are present in the historic TSFs of the Cooke operation, as well as the Beisa project area, a combined gold and uranium deposit at the Beatrix operation. These are considered exploration projects, even though they occur within existing operational mining right areas. The feasibility study (FS) into the exploitation of the Cooke dump is progressing well with the FS expected to be delivered by Q4 2025 and a final investment decision expected in 2026. The Beisa Mineral Resource is reported subject to a pending transaction with Neo Energy Metals PLC, expected to close in early 2026, for the sale of the Beisa uranium asset in exchange for a consideration of R250 million in cash and R250 million in equity in Neo (approximately 40%). EUROPE ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Battery metals The Group is developing the Keliber lithium project in Finland(79.82% attributable). During 2024, construction of the lithium-hydroxide refinery and the concentrator plant near Kaustinen were advanced (Scheduled for completion in 2025). Open pit excavation is scheduled to commence in Q3 2025, with first lithium hydroxide monohydrate production in H1 2027. Significant exploration activities are also ongoing at the extensive mineral title holdings. AUSTRALIA ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Green metals The Group owns 100% of the Century zinc operation in Queensland, which operates the largest tailings retreatment operation in Australia. The Group is undertaking a feasibility study incorporating the mining of neighbouring phosphate deposits as an alternative use for the considerable fixed infrastructure that would extend the life of the operation, post the TSF depletion. In addition, the feasibility study into reopening the Mt Lyell (under care and maintenance) copper mine in Tasmania is continuing, with an Association for the Advancement of Cost Engineering (AACE) Class 2 study expected to be delivered in Q4. 2025, followed by a final investment decision in early 2026. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION LOCATION OF OUR OPERATIONS AND PROJECTS continued R&R – 6

FUNDAMENTAL NOTES 1 This Mineral Resources and Mineral Reserves Report for Sibanye-Stillwater covers a full description of all of the Group’s mineral property assets, as at 31 December 2024. 2 The Mineral Resources and Mineral Reserves year-on-year reconciliation may be impacted by variations in commodity prices, currency exchange rates, legislation, permitting changes, costs and operating performance. 3 All stated Mineral Resource and Mineral Reserve estimates are net of 12-month’s production depletion since 31 December 2023. The depletion applied to the managed operations includes the actual measured depletion up until end of September 2024, while the remaining depletion is estimated up to 31 December 2024. 4 Mineral Resource and Mineral Reserve price assumptions for non-managed properties may vary from those used for the managed operations. In those cases, the reader is directed to the notes provided below the classification tables for detailed information. 5 SA PGM operations Mineral Resource and Mineral Reserve reporting accounts for four elements (4E) of the basket of PGMs (platinum, palladium, rhodium and gold), while the US PGM operations Mineral Resource and Mineral Reserve reporting accounts for two elements (2E) of PGMs (palladium and platinum). Other associated precious metals – such as iridium, ruthenium (SA PGM), gold and silver (US PGM) – are generally not material to the estimations or calculations. The base metals (copper, nickel, cobalt and chromium) are also extracted as by-products in conjunction with these PGMs. These are not reported on individually, but their average concentrations in the various ores are provided as guidelines. Mineral Resource and Mineral Reserve economic calculations are based on a basket price, taking into consideration all metals extracted and recovered. 6 In line with industry practice, lithium (Li) and lithium oxide (Li2O) Mineral Resources and Mineral Reserves total metal content is quoted in lithium carbonate (Li2CO3) equivalent (LCE), which is one of the final products produced in the lithium mining value chain. LCE is derived from in-situ Li content by multiplying by a factor of 5.323, and from Li2O by multiplying by a factor of 2.473. Lithium hydroxide monohydrate (LiOH.H2O) can be derived from LCE by dividing by a factor of 0.88. 7 No inferred Mineral Resources have been included in any of the economic studies for the reporting of Mineral Reserves. 8 Mineral Resources are reported in-situ, incorporating provision for geological losses; and takes due consideration of the reasonable prospect for eventual economic extraction (RPEEE), based on our Mineral Resource metal price assumptions. 9 Detailed financial models are constructed to estimate the economic viability of our Mineral Reserves. Modifying factors applied are all-inclusive from mine to mill. Mineral Reserves are reported as tonnes and contained metal reporting to the mill, with the exception of lithium and boron, where equivalent final produced product is included as well. 10 Mineral Resources and Mineral Reserves are reported on an attributable, legal, equity interest basis, considering both direct (project level) and indirect (holding entity level) interests, and also include indirect holdings via subsidiaries and treasury shares. In addition, the full (100% basis) Mineral Resources and Mineral Reserves for each property are also provided for full transparency. 11 Rounding-off of figures in this report may result in minor computational discrepancies. Where this occurs, it is not deemed significant and reflects the level of accuracy of the estimate. 12 All references to tonnes (t) are in metric units. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 7

GROUP SUMMARY OF MINING PROPERTIES Group material mineral property summary Commodity Region Stage Property name Area (ha) Attributable ownership Ownership type Mine type Operator Mineralisation style PGM Americas Production Stillwater and East Boulder 9,746 100% Fully owned private subsidiary Underground Sibanye Stillwater Ltd Magmatic PGM Southern Africa Production Marikana 26,223 80.64% Majority owned private subsidiary Underground Sibanye Stillwater Ltd Magmatic PGM Southern Africa Production Rustenburg 18,565 74/86.35%* Majority owned private subsidiary Underground Sibanye Stillwater Ltd Magmatic PGM Southern Africa Production Kroondal 8,122 87% Majority owned private subsidiary Underground Sibanye Stillwater Ltd Magmatic Gold Southern Africa Production Kloof 20,087 100% Fully owned private subsidiary Underground Sibanye Stillwater Ltd Paleoplacer Gold Southern Africa Production Driefontein 8,561 100% Fully owned private subsidiary Underground Sibanye Stillwater Ltd Paleoplacer Lithium Europe Development Keliber 7,451 79.82% Majority owned private subsidiary Open pit Sibanye Stillwater Ltd Magmatic * 86.35% applicable to the Hoedspruit prospecting right area Group non-material mineral property summary Commodity Region Stage Property name Area (ha) Attributable ownership Ownership type Mine type Operator Mineralisation style PGM Americas Exploration Marathon* 24,388 13.85% Equity in listed entity Open pit Generation Mining Ltd Magmatic PGM Southern Africa Production Mimosa* 6,594 50% Joint Venture Underground Mimosa Mining Pty Ltd Magmatic PGM Southern Africa Exploration Akanani 4,095 80.13% Majority owned private subsidiary Underground Sibanye Stillwater Ltd Magmatic PGM Southern Africa Exploration Limpopo 5,706 40.32**/ 80.64% Majority owned private subsidiary & Joint Venture via majority owned subsidiary Underground Sibanye Stillwater Ltd Magmatic Gold Southern Africa Production Beatrix 16,821 100% Sibanye Stillwater Ltd Underground Sibanye Stillwater Ltd Paleoplacer Gold Southern Africa Production Cooke 14,724 76% Majority owned private subsidiary Re-treatment Sibanye Stillwater Ltd Tailings Gold Southern Africa Production DRDGOLD* 31,566 50.23% Equity in listed entity Re-treatment DRDGOLD Ltd Tailings Gold Southern Africa Development Burnstone 13,136 100% Fully owned private subsidiary Underground Sibanye Stillwater Ltd Paleoplacer Gold Southern Africa Exploration SOFS 17,022 100% Fully owned private subsidiary Underground Sibanye Stillwater Ltd Paleoplacer Uranium Southern Africa Exploration Cooke (TSF's) 8,119 76% Majority owned private subsidiary Re-treatment Sibanye Stillwater Ltd Tailings Lithium Americas Exploration Rhyolite Ridge* 3,160 6.19% Equity in listed entity Open pit ioneer Ltd Sedimentary Copper Americas Exploration Altar* 8,440 48.61% Minority project level shareholding & equity holding in listed entity Underground & Open pit Aldebaran Resources Ltd Magmatic Zinc Australia Production Century 75,784 100% Fully owned private subsidiary Re-treatment New Century Resources Pty Ltd Tailings Copper Australia Exploration Mt Lyell 4,648 100% Fully owned private subsidiary Underground New Century Resources Pty Ltd Volcanogenic * Non-Managed ** 40.32% applicable to the Dwaalkop JV Group production summary Year ended 31 December Region 2024 2023 2022 Milled Yield Produced Milled Yield Produced Milled Yield Produced kt g/t 2E/4E/AU koz kt g/t 2E/4E/AU koz kt g/t 2E/4E/AU koz US PGM 1,129 11.7 426 1,174 11.4 427 1,154 11.3 421 SA PGM 35,842 1.5 1,739 36,048 1.4 1,673 36,644 1.4 1,668 SA Gold 33,522 0.7 705 31,941 0.8 811 36,172 0.5 620 Encumbrances There are no Group significant or material encumbrances in the mineral properties licensing tenure that would restrict our planned mining activities. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 8

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES AT 31 DECEMBER 2024 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 Attributable 100 % Attributable 100 % PGM OPERATIONS Tonnes Grade PGM PGM Tonnes Grade PGM PGM (Mt) (g/t) (Moz) (Moz) (Mt) (g/t) (Moz) (Moz) Americas&sup1; Stillwater and Measured 16.3 14.1 7.4 7.4 21.1 11.5 7.8 7.8 East Boulder** Indicated 18.8 12.4 7.5 7.5 19.3 9.2 5.7 5.7 Measured + Indicated 35.1 13.2 14.8 14.8 40.4 10.4 13.5 13.5 Inferred 91.2 14.0 41.1 41.1 113.8 11.9 43.7 43.7 Southern Africa&sup2; Marikana** Measured 48.3 4.7 7.3 9.0 44.9 3.9 5.6 6.9 Indicated 441.4 3.8 54.5 67.6 436.2 3.9 54.9 68.1 Measured + Indicated 489.6 3.9 61.8 76.6 481.1 3.9 60.5 75.0 Inferred 211.5 4.3 29.0 35.9 200.3 4.4 28.6 35.4 Rustenburg** Measured 170.8 5.1 28.0 37.8 174.9 5.1 28.6 38.7 Indicated 84.4 5.3 14.3 19.4 85.0 5.3 14.6 19.5 Measured + Indicated 255.3 5.2 42.3 57.2 259.8 5.2 43.2 58.2 Inferred 10.9 5.6 2.0 2.6 26.1 5.7 4.8 5.9 Kroondal** Measured 93.1 1.6 4.8 5.5 25.3 3.3 2.7 3.1 Indicated 4.8 3.3 0.5 0.6 4.8 3.3 0.5 0.6 Measured + Indicated 97.9 1.7 5.3 6.1 30.2 3.3 3.2 3.7 Inferred — — — — — — — — Mimosa Measured 17.1 3.4 1.9 3.8 16.9 3.4 1.9 3.7 Indicated 8.2 3.6 0.9 1.9 8.3 3.6 1.0 1.9 Measured + Indicated 25.3 3.5 2.8 5.6 25.3 3.5 2.8 5.6 Inferred 14.5 3.4 1.6 3.2 14.4 3.4 1.6 3.2 OPERATIONS Total Measured + Indicated 903.2 4.4 127.0 160.3 836.7 4.6 123.3 156.1 OPERATIONS – Grand total 1,231.3 5.1 200.6 243.2 1,191.4 5.3 201.9 244.3 PGM EXPLORATION Americas Marathon Measured 22.0 0.8 0.6 4.1 22.1 0.8 0.6 4.1 Indicated 10.0 0.6 0.2 1.3 10.0 0.6 0.2 1.3 Measured + Indicated 31.9 0.7 0.7 5.4 32.1 0.7 0.7 5.4 Inferred 4.0 0.5 0.1 0.4 4.0 0.5 0.1 0.4 Southern Africa Akanani Measured — — — — — — — — Indicated 164.5 4.2 22.0 27.5 164.5 4.2 22.0 27.5 Measured + Indicated 164.5 4.2 22.0 27.5 164.5 4.2 22.0 27.5 Inferred 87.9 3.4 9.6 12.0 87.9 3.4 9.6 12.0 Limpopo Measured 1.8 4.2 0.2 0.3 1.8 4.2 0.2 0.3 Indicated 80.0 4.1 10.5 17.6 80.0 4.1 10.5 17.6 Measured + Indicated 81.7 4.1 10.7 17.9 81.7 4.1 10.7 17.9 Inferred 70.9 4.0 9.2 14.2 70.9 4.0 9.2 14.2 EXPLORATION Total Measured + Indicated 278.2 3.7 33.5 50.8 278.3 3.7 33.5 50.8 EXPLORATION - Grand Total 440.9 3.7 52.3 77.4 441.1 3.7 52.3 77.4 PGM TOTAL Measured + Indicated 1,181.4 4.2 160.5 211.1 1,115.0 4.4 156.7 206.9 PGM TOTAL 1,672.3 4.7 253.0 320.6 1,632.5 4.8 254.2 321.7 Note: ** Material property under SK-1300 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GROUP SUMMARY OF MINING PROPERTIES continued R&R – 9

Mineral Reserves 31 Dec 2024 31 Dec 2023 Attributable 100 % Attributable 100 % PGM OPERATIONS Tonnes Grade PGM PGM Tonnes Grade PGM PGM (Mt) (g/t) (Moz) (Moz) (Mt) (g/t) (Moz) (Moz) Americas&sup1; Stillwater and Proved 9.5 13.1 4.0 4.0 10.9 13.5 4.8 4.8 East Boulder** Probable 35.1 13.3 15.0 15.0 49.5 13.6 21.5 21.5 Proved + Probable 44.5 13.3 19.0 19.0 60.4 13.5 26.3 26.3 Southern Africa&sup2; Marikana** Proved 17.7 3.9 2.2 2.7 19.8 3.9 2.5 3.1 Probable 125.8 3.4 13.9 17.3 111.5 3.9 14.0 17.4 Proved + Probable 143.5 3.5 16.1 20.0 131.4 3.9 16.5 20.4 Rustenburg** Proved 76.6 3.6 8.8 11.9 72.9 3.6 8.4 11.4 Probable 19.9 1.6 1.0 1.4 17.9 1.6 0.9 1.2 Proved + Probable 96.5 3.2 9.8 13.2 90.9 3.2 9.3 12.6 Kroondal** Proved 9.1 2.5 0.7 0.8 9.1 2.5 0.7 0.8 Probable — — — — — — — — Proved + Probable 9.1 2.5 0.7 0.8 9.1 2.5 0.7 0.8 Mimosa Proved 12.0 3.4 1.3 2.6 11.3 3.5 1.3 2.6 Probable 1.4 3.3 0.2 0.3 3.3 3.3 0.4 0.7 Proved + Probable 13.5 3.4 1.5 2.9 14.6 3.5 1.6 3.3 PGM TOTAL Proved + Probable 307.1 4.8 47.1 56.0 306.4 5.5 54.5 63.4 Notes: 1 For the US PGM operations, PGM is represented by the 2E (Pt and Pd) 2 For the SA PGM operations, PGM is represented by the 4E (Pt, Pd, Rh and Au) ** Material property under SK-1300 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GROUP SUMMARY OF MINING PROPERTIES continued R&R – 10 Columbus metallurgical smelter and base metal refinery complex, US PGM operations

Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 Attributable 100 % Attributable 100 % GOLD OPERATIONS Tonnes Grade Gold Gold Tonnes Grade Gold Gold (Mt) (g/t) (Moz) (Moz) (Mt) (g/t) (Moz) (Moz) Southern Africa Kloof** Measured 22.5 11.4 8.2 8.2 26.7 9.6 8.2 8.2 Indicated 22.1 6.4 4.5 4.5 24.5 5.5 4.3 4.3 Measured + Indicated 44.7 8.9 12.8 12.8 51.2 7.6 12.5 12.5 Inferred 6.2 5.3 1.0 1.0 7.0 4.5 1.0 1.0 Driefontein** Measured 13.4 11.1 4.8 4.8 15.6 9.1 4.6 4.6 Indicated 8.0 8.2 2.1 2.1 10.3 7.6 2.5 2.5 Measured + Indicated 21.4 10.0 6.9 6.9 25.9 8.5 7.1 7.1 Inferred 3.3 6.2 0.7 0.7 4.5 5.0 0.7 0.7 Beatrix Measured 14.7 5.6 2.6 2.6 16.2 5.3 2.8 2.8 Indicated 22.3 5.0 3.6 3.6 23.8 5.0 3.8 3.8 Measured + Indicated 37.0 5.3 6.3 6.3 40.0 5.1 6.6 6.6 Inferred 1.7 4.9 0.3 0.3 0.5 4.0 0.1 0.1 Cooke Measured 150.6 0.3 1.2 1.6 150.8 0.3 1.2 1.6 Indicated 40.8 0.3 0.4 0.5 40.1 0.3 0.4 0.5 Measured + Indicated 191.3 0.3 1.6 2.2 191.0 0.3 1.6 2.2 Inferred — — — — — — — — DRDGOLD Measured 33.2 0.3 0.3 0.6 33.4 0.3 0.3 0.6 Indicated 183.6 0.2 1.4 2.9 188.2 0.2 1.5 3.0 Measured + Indicated 216.7 0.2 1.7 3.4 221.6 0.3 1.8 3.6 Inferred 10.7 0.2 0.1 0.2 10.7 0.2 0.1 0.2 OPERATIONS Total Measured + Indicated 511.2 1.8 29.3 31.5 529.7 1.7 29.6 31.9 OPERATIONS - Grand total 533.0 1.8 31.3 33.6 552.4 1.8 31.5 33.9 GOLD DEVELOPMENT Southern Africa Burnstone Measured 0.4 4.6 0.1 0.1 0.4 4.4 0.1 0.1 Indicated 10.5 4.8 1.6 1.6 10.9 4.4 1.6 1.6 Measured + Indicated 10.9 4.8 1.7 1.7 11.4 4.4 1.6 1.6 Inferred 27.8 4.3 3.9 3.9 29.3 4.3 4.1 4.1 DEVELOPMENT Total Measured + Indicated 10.9 4.8 1.7 1.7 11.4 4.4 1.6 1.6 DEVELOPMENT - Grand Total 38.7 4.5 5.5 5.5 40.7 4.3 5.7 5.7 GOLD EXPLORATION Southern Africa SOFS Measured — — — — — — — — Indicated 44.1 4.5 6.4 6.4 44.1 4.5 6.4 6.4 Measured + Indicated 44.1 4.5 6.4 6.4 44.1 4.5 6.4 6.4 Inferred 4.0 3.6 0.5 0.5 4.0 3.6 0.5 0.5 Australia Mt Lyell Measured 3.7 0.2 0.03 0.03 3.7 0.2 0.03 0.03 Indicated 71.5 0.3 0.6 0.6 51.4 0.3 0.4 0.4 Measured + Indicated 75.2 0.3 0.6 0.6 55.1 0.2 0.4 0.4 Inferred 11.3 0.3 0.1 0.1 24.3 0.1 0.1 0.1 Americas Altar Measured 387.2 0.1 1.3 2.7 310.1 0.1 1.2 2.4 Indicated 787.8 0.1 1.4 2.9 282.1 0.1 0.7 1.5 Measured + Indicated 1,175.1 0.1 2.7 5.6 592.2 0.1 1.9 3.9 Inferred 591.6 0.04 0.8 1.7 92.6 0.1 0.2 0.4 Marathon Measured 22.0 0.1 0.05 0.4 22.1 0.1 0.05 0.4 Indicated 10.0 0.1 0.02 0.1 10.0 0.1 0.02 0.1 Measured + Indicated 31.9 0.1 0.1 0.5 32.1 0.1 0.1 0.5 Inferred 4.0 0.05 0.01 0.04 4.0 0.05 0.01 0.04 EXPLORATION Total Measured + Indicated 1,326.4 0.2 9.8 13.1 723.4 0.4 8.8 11.3 EXPLORATION - Grand Total 1,937.2 0.2 11.2 15.4 848.3 0.4 9.6 12.3 GOLD TOTAL Measured + Indicated 1,848.4 0.7 40.8 46.3 1,264.5 1.0 40.0 44.8 GOLD TOTAL 2,508.9 0.6 48.1 54.6 1,441.3 1.0 46.7 51.8 Note: ** Material property under SK-1300 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GROUP SUMMARY OF MINING PROPERTIES continued R&R – 11

Mineral Reserves 31 Dec 2024 31 Dec 2023 Attributable 100 % Attributable 100 % GOLD OPERATIONS Tonnes Grade Gold Gold Tonnes Grade Gold Gold (Mt) (g/t) (Moz) (Moz) (Mt) (g/t) (Moz) (Moz) Southern Africa Kloof** Proved 6.6 5.8 1.2 1.2 7.6 5.1 1.3 1.3 Probable 2.4 5.2 0.4 0.4 3.2 5.6 0.6 0.6 Proved + Probable 8.9 5.6 1.6 1.6 10.8 5.3 1.8 1.8 Driefontein** Proved 5.6 6.9 1.2 1.2 5.6 8.7 1.6 1.6 Probable 5.4 6.8 1.2 1.2 6.0 7.1 1.4 1.4 Proved + Probable 11.0 6.8 2.4 2.4 11.6 7.9 2.9 2.9 Beatrix Proved 4.6 3.9 0.6 0.6 4.7 3.5 0.5 0.5 Probable 1.4 2.6 0.1 0.1 1.2 3.5 0.1 0.1 Proved + Probable 6.0 3.6 0.7 0.7 5.9 3.5 0.7 0.7 Cooke Proved — — — — — — — — Probable 5.4 0.3 0.04 0.1 8.8 0.3 0.1 0.1 Proved + Probable 5.4 0.3 0.04 0.1 8.8 0.3 0.1 0.1 DRDGOLD Proved 181.1 0.3 1.8 3.6 193.8 0.3 2.0 4.0 Probable 105.0 0.3 0.9 1.7 105.1 0.3 0.9 1.7 Proved + Probable 286.1 0.3 2.7 5.4 298.9 0.3 2.9 5.7 OPERATIONS Total Proved + Probable 317.5 0.7 7.5 10.2 336.0 0.8 8.4 11.2 GOLD DEVELOPMENT Southern Africa Burnstone Proved — — — — — — — — Probable 20.0 4.0 2.5 2.5 19.8 4.0 2.5 2.5 Proved + Probable 20.0 4.0 2.5 2.5 19.8 4.0 2.5 2.5 DEVELOPMENT Total Proved + Probable 20.0 4.0 2.5 2.5 19.8 4.0 2.5 2.5 GOLD TOTAL Proved + Probable 337.4 0.9 10.0 12.7 355.8 1.0 10.9 13.7 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 Attributable 100 % Attributable 100 % LITHIUM DEVELOPMENT Tonnes Li Li₂O LCE LCE Tonnes Li Li₂O LCE LCE (Mt) (%) (%) (kt) (kt) (Mt) (%) (%) (kt) (kt) Europe&sup3; Keliber** Measured 0.5 0.58 1.26 15 18 0.4 0.58 1.25 12 15 Indicated 2.9 0.55 1.19 86 108 3.5 0.56 1.20 103 129 Measured + Indicated 3.4 0.56 1.20 101 126 3.9 0.56 1.20 115 144 Inferred 4.5 0.51 1.10 122 153 3.6 0.50 1.07 94 118 DEVELOPMENT - Grand Total 7.9 0.53 1.14 223 279 7.4 0.53 1.14 209 262 LITHIUM EXPLORATION Americas3,4 Rhyolite Ridge Measured 4.6 0.18 0.40 45 734 3.0 0.17 0.37 28 403 Indicated 11.3 0.17 0.36 102 1,645 17.3 0.17 0.37 160 2,317 Measured + Indicated 16.0 0.17 0.37 147 2,379 20.4 0.17 0.37 188 2,720 Inferred 5.8 0.18 0.38 54 874 4.5 0.18 0.39 44 630 EXPLORATION - Grand Total 21.8 0.17 0.37 201 3,253 24.9 0.17 0.38 232 3,350 LITHIUM TOTAL Measured + Indicated 19.4 0.24 0.52 248 2,505 24.2 0.24 0.51 303 2,864 LITHIUM TOTAL 29.6 0.27 0.58 424 3,532 32.3 0.26 0.55 440 3,612 Mineral Reserves 31 Dec 2024 31 Dec 2023 Attributable 100 % Attributable 100 % LITHIUM DEVELOPMENT Tonnes Li Li₂O LCE LCE Tonnes Li Li₂O LCE LCE (Mt) (%) (%) (kt) (kt) (Mt) (%) (%) (kt) (kt) Europe&sup3; Keliber** Proved 3.5 0.51 1.09 93 117 3.1 0.48 1.04 80 101 Probable 6.9 0.42 0.91 155 195 4.6 0.42 0.90 102 127 LITHIUM TOTAL Proved + Probable 10.3 0.45 0.97 248 311 7.7 0.44 0.96 182 228 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GROUP SUMMARY OF MINING PROPERTIES continued R&R – 12

Mineral Resources 31 Dec 2024 31 Dec 2023 Attributable 100 % Attributable 100 % COPPER EXPLORATION Tonnes Grade Copper Copper Tonnes Grade Copper Copper (Mt) (%) (Mlb) (Mlb) (Mt) (%) (Mlb) (Mlb) Australia Mt Lyell Measured 3.7 0.93 77 77 3.7 0.89 73 73 Indicated 75.1 0.96 1,597 1,597 51.4 0.91 1,036 1,036 Measured + Indicated 78.8 0.96 1,674 1,674 55.1 0.91 1,108 1,108 Inferred 14.2 0.86 271 271 24.3 0.94 501 501 Americas Marathon Measured 22.0 0.20 99 712 22.1 0.20 99 712 Indicated 10.0 0.22 48 350 10.0 0.22 49 350 Measured + Indicated 31.9 0.21 147 1,062 32.1 0.21 148 1,062 Inferred 4.0 0.23 20 143 4.0 0.23 20 143 Altar Measured 387.2 0.42 3,585 7,375 310.1 0.43 2,963 6,095 Indicated 787.8 0.41 7,127 14,662 282.1 0.41 2,573 5,293 Measured + Indicated 1,175.1 0.41 10,712 22,037 592.2 0.42 5,536 11,388 Inferred 591.6 0.37 4,780 9,833 92.6 0.42 851 1,750 COPPER TOTAL Measured + Indicated 1,285.8 0.44 12,533 24,773 679.3 0.45 6,792 13,558 COPPER TOTAL 1,895.6 0.42 17,604 35,020 800.2 0.46 8,163 15,952 Notes: 3 LCE content was calculated by multiplying the Li(%) content by a factor of 5.323. Lithium hydroxide monohydrate (LiOH.H2O) can be derived from LCE by dividing by 0.88 ⁴ Rhyolite Ridge H3BO3 Mineral Resources are excluded here, but reported under the individual property disclosure ** Material property under SK-1300 Mineral Resources 31 Dec 2024 31 Dec 2023 Attributable 100 % Attributable 100 % URANIUM EXPLORATION Tonnes Grade U₃O₈ U₃O₈ Tonnes Grade U₃O₈ U₃O₈ (Mt) (kg/t) (Mlb) (Mlb) (Mt) (kg/t) (Mlb) (Mlb) Southern Africa Beatrix (Beisa) Measured 3.6 1.09 8.5 8.5 3.6 1.09 8.5 8.5 Indicated 7.8 1.07 18.3 18.3 7.8 1.07 18.3 18.3 Measured + Indicated 11.4 1.07 26.9 26.9 11.4 1.07 26.9 26.9 Inferred 0.04 1.10 0.1 0.1 0.04 1.10 0.1 0.1 Cooke Measured 60.3 0.19 24.7 32.5 60.3 0.19 24.7 32.5 Indicated 39.7 0.09 7.6 9.9 39.7 0.09 7.6 9.9 Measured + Indicated 100.0 0.15 32.2 42.4 100.0 0.15 32.2 42.4 Inferred — — — — — — — — URANIUM TOTAL Measured + Indicated 111.4 0.24 59.1 69.3 111.4 0.24 59.1 69.3 URANIUM TOTAL 111.4 0.24 59.2 69.4 111.4 0.24 59.2 69.4 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 Attributable 100 % Attributable 100 % ZINC EXPLORATION = Tonnes Grade Zinc Zinc Tonnes Grade Zinc Zinc (Mt) (%) (Mlb) (Mlb) (Mt) (%) (Mlb) (Mlb) Australia Century Measured 1.0 4.80 106 106 1.0 4.80 106 106 Indicated 8.9 5.66 1,111 1,111 8.9 5.66 1,111 1,111 Measured + Indicated 9.9 5.58 1,217 1,217 9.9 5.58 1,217 1,217 Inferred 0.6 2.67 35 35 0.6 2.67 35 35 ZINC EXPLORATION - Grand Total 10.5 5.41 1,252 1,252 10.5 5.41 1,252 1,252 Mineral Reserves 31 Dec 2024 31 Dec 2023 Attributable 100 % Attributable 100 % ZINC OPERATIONS = Tonnes Grade Zinc Zinc Tonnes Grade Zinc Zinc (Mt) (%) (Mlb) (Mlb) (Mt) (%) (Mlb) (Mlb) Australia Century Proved 18.7 2.95 1,218 1,218 26.1 3.00 1,726 1,726 ZINC TOTAL Proved + Probable 18.7 2.95 1,218 1,218 26.1 3.00 1,726 1,726 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GROUP SUMMARY OF MINING PROPERTIES continued R&R – 13

THE GROUP AT A GLANCE PG M ( 2E ( U S) /4 E (S A ) (M o z) PGM exploration properties – Mineral Resources — 0.2 0.6 22.0 10.5 0.2 9.6 9.2 0.1 Measured Indicated Inferred A ka n a n i Li m p o p o M a ra th o n 0 5 10 15 20 25 C u ( M lb ) Copper exploration properties – Mineral Resources 3,585 77 99 7,127 1,597 48 4,780 271 20 Measured Indicated Inferred A lta r M t Ly e ll M a ra th o n 0 2,500 5,000 7,500 U ₃O ₈ ( M lb ) Uranium exploration properties – Mineral Resources 24.7 8.5 7.6 18.3 — 0.1 Measured Indicated Inferred C o o ke Be a tr ix ( Be isa ) 0 10 20 30 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GROUP SUMMARY OF MINING PROPERTIES continued R&R – 14

AUDITING AND RISK Sibanye-Stillwater manages risk to protect the Group’s assets, stakeholders, environment, and reputation and to ensure the achievement of the business objectives. The Group maintains sound risk management practices and systems that are consistent with international best practice and in line with the following three risk management frameworks and guidelines: 1 Committee of Sponsoring Organisations of the Treadway Commission (COSO) 2 ISO 31000:2009 Risk Management: Principles and Guidelines 3 The King IV Report on Corporate GovernanceTM for South Africa, 2016 Group-wide risk is addressed in detail in the Integrated Annual Report 2023, the form 20-F, and the Annual Financial Report 2024. These reports cover the remedial or preventative actions to mitigate and/or manage any identified risks. These documents can be accessed in the investor section of our corporate website: www.sibanyestillwater.com/news-investors/news/news-releases In addition to this, the process followed in producing the Group’s Mineral Resources and Mineral Reserves declaration is in alignment with the guiding principles of the Sarbanes-Oxley Act of 2002 (SOX); there are internal controls in place for financial reporting that cover the Group’s Mineral Resource management function as applicable. The Group internal audit function provides assurance as to the effectiveness of Sibanye-Stillwater’s governance, risk management and control processes. Both internal and external audits are regularly conducted to ensure that corporate governance best practices are being followed. External technical audits take place biennially. For the 2024 (current reporting) cycle, external verification of the Mineral Resources and Mineral Reserves for all our managed operations have been conducted, both in the form of a process audit, as well as verification of actual estimates; and a copy of the final certified sign-offs by the independent consultancy (SRK), verifying the published numbers, is provided as evidence. Risk registers are kept for each operation, covering key risks pertaining to, but not limited to, technical, environmental, social, health, safety, economic and political aspects. Mitigation measures are put in place to address the material risks at each operation. Risks to the various properties’ estimates are summarised and discussed within section 2 of this document, which deals with the individual property disclosures. ENVIRONMENTAL MANAGEMENT The Group practices sound environmental management principles in the estimation and extraction of it’s Mineral Reserves. A detailed summary of our environmental management practices and related funding, can be accessed in the Integrated Report, Social, ethics and Sustainability Committee Chair’s report, page106. Further detail is available in Planet: Minimising our environmental impact, pages 182-209, available at www.sibanyestillwater.com/news-investors/ reports/annual OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 15 The lithium refinery in Kokkola, Keliber lithium project, Finland

EXTERNAL AUDIT NOTE R&R – 16

MINERAL TITLE With the exception of Akanani Mining Pty Ltd (as described in Section 3, PGM Exploration, Akanani) Sibanye-Stillwater has legal entitlement to all the properties and minerals being reported on. For the managed production properties, all the required operating permits have been obtained and are in good standing with the regulators. In certain cases, where licenses and permits have expired, but are the subject of renewal or conversion applications, there are reasonable grounds to believe that those will be granted, and hence the Mineral Resources and Mineral Reserves continue to be reported. For all non-managed properties, the Group has confirmed that the mineral titles being reported on are in good standing. The directors of the Group confirm that there are no other material legal proceedings or other material conditions that will impact on the Group’s ability to continue its mining or exploration activities. More detailed information on the various properties can be found under the “license status and holdings” section of the individual property disclosures. EXPLORATION The majority of the Group’s managed exploration activities are aimed at the ongoing delineation of Mineral Resources at our existing operations, for ultimate conversion to Mineral Reserves. This is made up of a combination of drilling for ore-body extensions, as underground development progresses, and infill drilling in known areas of mineralisation where additional ore-body definition is required to facilitate mining. The majority of this drilling is conducted from underground. Surface drilling activities for 2024 at our managed operations were limited to our SA PGM operations, the Keliber lithium development project in Finland, and the Century Mine in Queensland, Australia. In addition, significant amounts of surface drilling was also conducted by our partners at the non-managed properties of Altar, Rhyolite Ridge and Marathon, which have led to Mineral Resource updates at Altar and Rhyolite Ridge. Most notably, at Altar, an update to the Mineral Resource estimate added 9,106Mlb of attributable copper Mineral Resources. A high-level Group summary of all managed drilling conducted is provided below. Detail on quantities, annual spend and material results are provided within the individual property disclosures in sections 2 and 3 of this report. Group drilling summary Region Area Meters Costs (Rm) US PGM Underground 215,723 156.3 SA PGM Surface 15,896 23.4 SA PGM Underground 19,557 27.0 SA Gold Underground 30,225 46.7 Europe Surface 15,019 35.1 Australia Surface 371 2.3 Grand Total 296,420 288.4 ANNUAL PLANNING PROCESS For the managed mining operations (production properties), the reported Mineral Resources and Mineral Reserves are derived through a comprehensive annual operational planning process. The annual planning process is cyclical, starting in January and running through to December. It begins with a review of the previous LoM plans and the development of strategic plans based on that portion of the Mineral Resource for which technical and economic studies have demonstrated justified extraction at the time of disclosure, to a minimum pre-feasibility study (PFS) level. Strategic plan directives, parameters and factors are issued to guide the operations. The analysis of historical performance is done to assist with the development of realistic productivity and cost parameters and modifying factors. All operations document the guidelines and then focus on producing a business plan. All mine design and planning is based on the latest available geological and Mineral Resource models. Mineral Resource classification categories guide and constrain the mining layouts. Measured and Indicated Mineral Resources typically become Proved and Probable Mineral Reserves respectively, but additional mining risk can be factored in and used to downgrade Mineral Reserve confidence. The operational plan is based on detailed monthly scheduling and zero-based costing. All underground mine design, sequencing, scheduling and evaluation is done in an appropriate 3D software applications. Once detailed 12-month production profiles, operating and capital cost estimates, and the required stay-in- business capital estimates to sustain the business have been OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 17 Exploration drill rig at Altar, Argentina prepared, these are extended to five-year and LoM production schedules. Multi-disciplinary review processes are conducted at stage-gate intervals during the planning process. During these reviews, mining, support and technical departments are involved in the verification of the inputs and the modifying factors that are incorporated into the business plan. Ultimately, all business plans and LoM plans are approved by both the relevant regional management team, as well as the Group executives. Technical economic modelling is undertaken using a discounted cash-flow approach. The detailed one-year operating budget is used to determine cost drivers, down to shaft level, which are then applied to the remainder of the LoM plan. Sensitivities are calculated based on a range of commodity prices and operating and capital costs to assess the robustness of the plan. The financial and technical assumptions underlying the Mineral Resources and Mineral Reserves estimations contained in this report are current as at 31 December 2024. Such assumptions rely on various factors that may change after the reporting period, including as a result of operational reviews which Sibanye-Stillwater undertakes from time to time and when necessary. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 18 Springbok solar plant, SA gold operations

COMMODITY PRICE ASSUMPTIONS The Group reports in accordance with both the JSE and the US Securities and Exchange Commission (SEC) rules and guidelines for the estimation of Mineral Resources and Mineral Reserves at all managed operations, development, and exploration properties. Forward looking prices, based on comprehensive market research, are used in the Mineral Resources and Mineral Reserves estimations. Price assumptions for Mineral Resources focus on longer timeframes and are based on moderately higher prices than for Mineral Reserves, demonstrating their reasonable prospects for economic extraction and ore-body flexibility. The commodity prices used in the estimation of Mineral Resources and Mineral Reserves at non- managed entities, over which we don’t have control, are provided in the notes to the relevant tables. Given the decline in the PGM prices, we have adjusted our palladium and rhodium price outlook downwards. We now forecast palladium at US$1,150/oz (2023: US$1,250) and rhodium at US$4,500/ oz (2023:US$6,000). The long-term outlook of US$1,250/oz for platinum is maintained based on expected mine depletion, which will lower supply, and the expected realisation of hydrogen demand. The ongoing global polarisation and the increased associated risk, as evidenced by the wars in Ukraine and the Middle East, has continued to drive gold prices higher. Combined with lingering above-average inflation levels, there appears to be a new structural floor developing for gold. At our leveraged South African gold operations, we have considered the most recent bank consensus forward-looking prices (years 2025 to 2028) for Mineral Reserves estimation before reverting to a higher but still conservative long-term outlook of US$1,750/oz (2023:US$1,650). Regarding base metals, we have revised our longer-term price outlooks for chrome ore and uranium. Over the past year we have seen sustained 40.5% chromium oxide (Cr2O3) UG2 concentrate prices well above US$200/tonne and, in line with bank consensus, we have adjusted our long-term price to US$230/tonne. The structural support for a sustained uranium market rally continues to grow, underpinned by the growing recognition of uranium as a source of green energy and as a crucial contributor to the global decarbonisation requirements in future. As a result, we have adjusted our view of the long-term contract price to US$63/lb. This bodes well for the future of the Cooke tailings storage facility (TSF) uranium project, which is undergoing a feasibility study (FS). For the Keliber lithium project, where we have comprehensively updated the Mineral Reserve estimate via detailed new pit designs, we have taken cognisance of the weaker current, short term outlook and have considered a Li price of ~US$20,000/tonne lithium hydroxide monohydrate (LiOH.H2O). The exchange rates applied for the South African Mineral Resources and Mineral Reserves calculations as at 31 December 2024 is R18.24:US$ (down from R17.00:US$ at end 2023), reflecting the continuing deteriorating long-term R:US$ outlook. Other rates applied are US$1.12:EUR, R19.80:EUR and US$0.71:AUS$. Forward looking price assumptions as at 31 December 2024 (Excluding SA Gold Mineral Reserves) 31 December 2024 31 December 2023 MINERAL RESOURCES MINERAL RESERVES MINERAL RESERVES Precious metals US$/oz R/oz R/kg US$/oz R/oz R/kg US$/oz R/oz R/kg Gold1 2,000 36,480 1,172,858 1,750 31,920 1,026,251 1,650 28,050 901,828 Platinum 1,350 24,624 791,679 1,250 22,800 733,036 1,250 21,250 683,203 Palladium 1,350 24,624 791,679 1,150 20,976 674,394 1,250 21,250 683,203 Rhodium 5,000 91,200 2,932,146 4,500 82,080 2,638,931 6,000 102,000 3,279,374 Iridium 6,500 118,560 3,811,790 5,500 100,320 3,225,360 2,500 42,500 1,366,406 Ruthenium 450 8,208 263,893 400 7,296 234,572 300 5,100 163,969 Base metals US$/lb US$/tonne R/tonne US$/lb US$/tonne R/tonne US$/lb US$/tonne R/tonne Nickel 8.50 18,750 342,000 8.00 17,640 321,754 7.35 16,200 275,400 Copper 4.54 10,000 182,400 4.06 8,950 163,248 4.06 8,950 152,150 Cobalt 25.00 55,116 1,005,307 22.00 48,502 884,670 22.00 48,502 824,528 Zinc 1.30 2,866 52,276 1.15 2,535 46,244 1.15 2,535 43,100 Uranium oxide (U3O8) 2 80.00 176,370 3,216,982 63.00 138,891 2,533,373 50.00 110,231 1,873,927 Chromium oxide (Cr₂O₃, 40.5% UG2 conc.)2 0.11 250 4,560 0.10 230 4,195 0.09 200 3,400 Lithium hydroxide monohydrate 15.88 35,000 638,400 9.07 20,000 364,800 14.51 32,000 544,000 1 Long-term (2029 onwards) 2 Long-term contract prices Forward looking price assumptions as at 31 December 2024 (SA Gold Mineral Reserves) 2025 2026 2027 2028 Long Term (US$/oz) 2,068 1,958 1,921 1,905 1,750 (R/kg) 1,212,602 1,148,474 1,126,775 1,117,183 1,026,251 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 19

COMPETENT PERSONS’ DECLARATION AND CONSENT The Mineral Resources and Mineral Reserves are estimated by teams of appointed competent/qualified persons (CPs or QPs), who have sufficient experience relative to the type and style of the mineral deposits under consideration. In addition, corporate governance on the overall compliance of the Group’s figures and responsibility for the generation of a Group consolidated statement has been overseen by the Group lead CP/QP, included in the list below. For non-managed properties, where the company holds a minority stake in a project or company and reports an attributable proportion of the asset’s Mineral Resources and Mineral Reserves, the Group has reviewed those estimates (or had them reviewed externally), and verified the estimates as compliant to the SAMREC code and SK-1300. The Group has the written confirmation of the CPs/QPs listed below that the information disclosed in this report may be published in the form and context for which it was intended. The Group lead CP/QP also confirms that the information disclosed in this report is compliant with the relevant security exchanges’ requirements (Section 12 of the JSE Listings Requirements, SAMREC Table 1 and the US SEC regulation SK-1300). The names, qualifications, job titles, relationship with the Group, professional registrations, work address, area of competency, and years of relevant experience, are defined in the table below. SIBANYE-STILLWATER GROUP Group Lead Competent Persons Stephan Stander BSc (Hons) – Geochemistry, BCom, MBL, GDE, Dipl.PM. Senior Vice President – Mineral Resource Management Full-time employee SACNASP 400089/96 Constantia Office Park, Bridgeview House, Building 11, Ground floor, Cnr 14th Avenue & Hendrik Potgieter Road, Weltevreden Park, 1709, RSA Sibanye- Stillwater Group Mineral Resources 32 AMERICAS PGM OPERATIONS Lead Competent Persons Jeff Hughs BSc (Geology) Technical Services Manager – Geology Montana Mines Full-time employee AIPG CPG 11792 US PGM Operations, 1600 E 1st Ave S, PO Box 1330, Columbus MT 59019, USA Stillwater and East Boulder Operations Mineral Resources 20 Tyler Luxner BSc (Mining Engineering) Technical Services Manager – Engineering Montana Mines Full-time employee SME 4292355 US PGM Operations, 1600 E 1st Ave S, PO Box 1330, Columbus MT 59019, USA Stillwater and East Boulder Operations Mineral Reserves 15 Team of Competent Persons Troy Himes BSc (Geology) Senior Engineer Full-time employee AusIMM 315318 US PGM Operations, 1600 E 1st Ave S, PO Box 1330, Columbus MT 59019, USA Stillwater and East Boulder Operations Mineral Reserves 27 Jennifer Backlin BSc (Geology) Senior Geologist Full-time employee AIPG CPG 11669 US PGM Operations, 1600 E 1st Ave S, PO Box 1330, Columbus MT 59019, USA East Boulder Operation Mineral Resources 20 Matt Ladvala BSc (Geology) Senior Geologist Full-time employee AIPG CPG 11941 US PGM Operations, 1600 E 1st Ave S, PO Box 1330, Columbus MT 59019, USA Stillwater Operation Mineral Resources 17 Kevin Butak MSc (Geology) Senior Geologist Full-time employee AIPG CPG 12012 US PGM Operations, 1600 E 1st Ave S, PO Box 1330, Columbus MT 59019, USA Stillwater Operation Mineral Resources 17 AMERICAS PGM EXPLORATION Competent Persons Matthew Pitts BSc (Geology) Exploration Manager – Generation Mining External: Full-time employee of Generation Mining PGO 2881 92 McKenzie St, Marathon, ON POT 2E0, Canada Marathon Mineral Resources 14 Name Relationship with Group Professional registrations Work address Area of responsibility Competency/ specialisation Years of relevant experience OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 20

AMERICAS BATTERY METALS EXPLORATION Competent Persons Stanford Foy BSc (Geological Engineering) Vice President: Project Development – Aldebaran External: Full-time employee of Aldebaran Resources AIPG CPG 10946 SME 4140727 38 Bannock Cir 1449, Red Lodge, MT 59068, USA Altar Mineral Resources 30 Herbert Welhener BSc (Geology) Vice President & Principal Mining Engineer External: Full-time employee of Independent Mining Consultants, Inc. SME 3434330 3560 East Gas Road, Tucson, Arizona 85714, USA Rhyolite Ridge Mineral Resources 50 SOUTHERN AFRICA PGM OPERATIONS & EXPLORATION Lead Competent Persons Charl Labuschagne BSc (Hons) Geology, MSc Environmental Management, GDE Mining Engineering Vice President: Mine Technical Services Full-time employee SACNASP 400237/08 Constantia Office Park, Bridgeview House, Building 11, Ground floor, Cnr 14th Avenue & Hendrik Potgieter Road, Weltevreden Park 1709, RSA SA PGM operations Mineral Resources and Surface Mineral Reserves 22 Manie Keyser MEng (Mining Engineering) Vice President: Mine Technical Services Full-time employee SACNASP 400284/06  Hex River Complex, Old Mine Road, Rustenburg, Bleskop, 0292 SA PGM operations Underground Mineral Reserves 31 Team of Competent Persons Nicole Wansbury MSc (Geology) Unit Manager: Geology Full-time employee SACNASP 400060/11 Hex River Complex, Old Mine Road, Rustenburg, Bleskop, 0292 SA PGM operations Mineral Resources 19 Leon Koorsse GDE (Mining Engineering) Unit Manager: Survey Full-time employee SAGC GPr MS 0134 Hex River Complex, Old Mine Road, Rustenburg, Bleskop, 0292 SA PGM operations Mineral Reserves 39 Brian Smith MEng MRM Unit Manager: Survey Full-time employee SAGC GPr MS 0218 Hex River Complex, Old Mine Road, Rustenburg, Bleskop, 0292 SA PGM operations Mineral Reserves 37 Leonard Changara MSc (Geology); MBA Unit Manager: Geology Full-time employee SACNASP 400089/08 Hex River Complex, Old Mine Road, Rustenburg, Bleskop, 0292 SA PGM operations Geology and exploration 25 SOUTHERN AFRICA GOLD OPERATIONS, DEVELOPMENT & EXPLORATION Lead Competent Persons Charl Labuschagne BSc (Hons) Geology, MSc Environmental Management, GDE Mining Engineering Vice President: Mine Technical Services Full-time employee SACNASP 400237/08 Constantia Office Park, Bridgeview House, Building 11, Ground floor, Cnr 14th Avenue & Hendrik Potgieter Road, Weltevreden Park, 1709, RSA SA Gold operations Mineral Resources and Surface Reserves 22 Manie Keyser MEng (Mining Engineering) Vice President: Mine Technical Services Full-time employee SACNASP 400284/06  Hex River Complex, Old Mine Road, Rustenburg, Bleskop, 0292 SA Gold operations Underground Mineral Reserves 31 Team of Competent Persons Renier van Vuuren BSc (Hons) Geology Unit Manager Mineral Resources Full-time employee SACNASP 153249 Constantia Office Park, Bridgeview House, Building 11, Ground floor, Cnr 14th Avenue & Hendrik Potgieter Road, Weltevreden Park, 1709, RSA SA Gold operations Mineral Resources 15 Steven Wild GDE Mining Engineering, NHD MRM Unit Manager Mine Planning Full-time employee SAIMM 706556 Constantia Office Park, Bridgeview House, Building 11, Ground floor, Cnr 14th Avenue & Hendrik Potgieter Road, Weltevreden Park, 1709, RSA SA Gold operations Mineral Reserves 29 Lindelani Mudimeli BSc (Hons) Geology, GDE Mining Engineering Unit Manager Geology Full-time employee SACNASP 013678 Constantia Office Park, Bridgeview House, Building 11, Ground floor, Cnr 14th Avenue & Hendrik Potgieter Road, Weltevreden Park, 1709, RSA SA Gold operations Geology and exploration 17 Mpfariseni Mudau MSc Eng. Director RVN Group External: Independent consultant to DRDGOLD SACNASP 400305/12 21 Willowbrook Villas, Van Hoof St, Willowbrook, Roodepoort, 1724, Gauteng, South Africa DRD – ERGO Mining Proprietary Limited Mineral Resources 18 Name Relationship with Group Professional registrations Work address Area of responsibility Competency/ specialisation Years of relevant experience OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION COMPETENT PERSONS’ DECLARATION AND CONSENT continued R&R – 21

Prof. Steven Rupprecht PhD (Mech. Eng.) Associate Principal Mining Engineer: RVN Group External: Independent consultant to DRDGOLD SAIMM 701013 21 Willowbrook Villas, Van Hoof St, Willowbrook, Roodepoort, 1724, Gauteng, South Africa DRD – ERGO Mining Proprietary Limited Mineral Reserves 37 Nicholas Weeks BSc (Hons) Geology Director Sound Mining External: Independent consultant to DRDGOLD SACNASP 155508 Sound Mining House, 2A Fifth avenue, Rivonia, 2128, Johannesburg, Gauteng, South Africa Far West Gold Recoveries Proprietary Limited Mineral Resources 5 Vaughn Duke BSc Mining Engineering Partner Sound Mining External: Independent consultant to DRDGOLD SAIMM 37179 ECSA 940314 Sound Mining House, 2A Fifth avenue, Rivonia, 2128, Johannesburg, Gauteng, South Africa Far West Gold Recoveries Proprietary Limited Mineral Reserves 39 EUROPE BATTERY METALS DEVELOPMENT Competent Persons Sifiso Siwela BSc (Hons) Geology, GDE Principal Consultant and Africa Lead - Technical Mining Services External: Full-time employee of ERM SACNASP 400124/10 Ground Floor, Building 27, The Woodlands Office Park, Woodlands Drive, Woodmead, 2148, RSA Keliber development project Mineral Resources 20 Wilhelm Warschkuhl B Eng. (Hons) Mining Management Executive & Principal Mining Engineer External: Full-time employee of VBKOM ECSA 20170173 SAIMM 706664 95 Lyttelton Rd, Clubview, Centurion, 0014, RSA Keliber development project Mineral Reserves 15 AUSTRALIA GREEN METALS OPERATIONS Competent Persons Michael Thompson BSc Earth Science Principal Geologist Full-time employee AusIMM 309043 L26, 360 Collins St, Melbourne, VIC, 3000, Australia Century operation Mineral Resource 21 Brad Evans BEng (Mining) VP Technical Services Full-time employee AusIMM 112822 L26, 360 Collins St, Melbourne, VIC, 3000, Australia Century operation Mineral Reserve 27 AUSTRALIA GREEN METALS EXPLORATION Competent Persons Michael Thompson BSc Earth Science Principal Geologist Full-time employee AusIMM 309043 L26, 360 Collins St, Melbourne, VIC, 3000, Australia Mt Lyell project Mineral Resource 21 Name Relationship with Group Professional registrations Work address Area of responsibility Competency/ specialisation Years of relevant experience OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION COMPETENT PERSONS’ DECLARATION AND CONSENT continued R&R – 22 Syv&auml;j&auml;rvi borrow-pit, Keliber lithium project, Finland

AMERICAS LOCATION 24 US PGM OPERATIONS 25 Stillwater and East Boulder 25 PGM EXPLORATION 33 Marathon 33 BATTERY METALS EXPLORATION 35 LITHIUM 35 Rhyolite Ridge 35 COPPER 37 Altar 37 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 23

LOCATION OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 24

US PGM OPERATIONS STILLWATER AND EAST BOULDER ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description The Stillwater (including Stillwater West and Stillwater East mines) and East Boulder mines are underground mining operations, located near the towns of Nye and McLeod in Montana, US respectively. The mines are located on the front range of the Beartooth Mountains, with elevations exceeding 2,700m above mean sea level (amsl). The two operations are located within the Custer Gallatin National Forest. The mines both target the J-M Reef zone, predominantly via selective mechanised ramp and fill mining methods. As discussed in section 1, the Group considers the Stillwater and East Boulder mines, (together, the US PGM operations) material for the purpose of SK-1300. Ore from the operation is milled and treated at integrated concentrator complexes located at each operation. Concentrate smelting and refining takes place at the Columbus smelter complex, situated in the town of Columbus, Montana. The Stillwater mine currently produces approximately 120-150 koz 2E per annum of platinum and palladium in concentrate. The Stillwater mine has two principal mining sections: the Stillwater West section, which has been in operation since 1986 until placed on temporary suspension in 2024, and the Stillwater East section, which began ore production in 2017. The western section of the operation is accessed by a 580m deep shaft and five surface portals, while Stillwater East is accessed via three portal drives. The East Boulder mine has been in operation since 2002 and is accessed via twin 5,800m long tunnel bored portal drives. Mineral title Sibanye-Stillwater holds or leases 1,712 patented and unpatented lode, placer, tunnel or mill site claims in the Stillwater, Sweet Grass and Park counties of south-central Montana, encompassing 97.46km&sup2;. These claims cover the entirety of the known J-M reef apex, as well as areas to the north of the northward dipping reef. The 1,712 claims are in good standing and have no expiration date. Of the 1,712 claims, 1,506 unpatented claims must be renewed annually with the Bureau of Land Management (BLM) and county offices, and an annual maintenance fee per claim is paid to the BLM to keep these claims valid. For operations involving more than 5 acres (~0.2km&sup2;), a detailed plan of operations must be filed with the appropriate BLM field office. Sibanye-Stillwater has a plan of operations for Stillwater and East Boulder mines approved by the US Forest Service and the Montana Department of Environmental Quality. The 13.96km&sup2; of permitted operating areas are in good standing. Infrastructure and equipment Stillwater mine Key infrastructure includes the mining operations and ancillary buildings that contain the concentrator, surface workshop, warehouse, changing facilities, headframe, hoist house, sand and paste plants, water treatment, storage facilities, and offices. The original concentrator plant was built in 1986. A new concentrate handling system was added in 2021 as part of a new plant construction. The balance of the new processing facility was commissioned in 2023. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 25

East Boulder mine Key infrastructure includes the mining operations and ancillary buildings that contain the concentrator, workshop, warehouse, changing facilities, twin tunnels to access the mine, sand plant, water treatment, storage facilities and offices. The Columbus metallurgical complex Key infrastructure includes the smelting, base metal refining, laboratory and recycling facilities. The plants were constructed in the early to mid-1990s. The combined property, plant and equipment book value, as at 31 December 2024 of the two mines and the metallurgical complex totals R15,26 billion (US$ 813.6 million). HOISTING AND PRODUCTION CAPACITIES Operating shaft Operating hoisting capacity (ktpm) 5- year planned production (ktpm)* Stillwater shaft 91 14 Stillwater East rail 76 54 East Boulder rail 91 61 * Planned production is five-year hoisted average from 2025 onwards MINERAL PROCESSING AND CAPACITY Plant name Type Design capacity (ktpm) Current operation capacity (ktpm) Average recovery factor (%) Stillwater Flotation 93 22 92.2 East Boulder Flotation 69 35 90.8 Mineralisation characteristics • The J-M Reef is a magmatic deposit defined as a palladium- platinum rich stratigraphic interval, mainly occurring within a troctolite (OB-I zone) of the Lower Banded Series • Palladium and platinum are the main PGMs exploited/present, together constituting between 7g/t to 40g/t over a variable economic mineralised thickness ranging from 0.9m to 2.7m and averaging 1.8m • Ratios of palladium to platinum measured at the concentrators are known to range from 3.46:1 ( in situ 3.4:1) at Stillwater to 3.65:1 ( in situ 3.6:1) at East Boulder Stillwater operation reef ore zone model looking north-west Stillwater and East Boulder operations typical drilling section looking west Mineral resource estimation Diamond drilling data, combined with geological mapping and underground face mapping, are used to derive the Mineral Resource estimates. The drilling data is a combination of widely spaced surface drilling and underground definition drilling (typically at a 15m by 15m spacing), drilled from levels spaced vertically between 91m to 122m. Zones of continuous ore-grade mineralisation are identified in drilling, flagged, and composited with respect to their length, to yield single values for platinum and palladium for each reef intersection. The composited grade is then multiplied by the width of the composite to get a grade thickness value for each reef intersection to be used in Mineral Resource estimation. Based on the distribution of each geostatistical domain, grade thickness is capped at the ninety-seventh percentile to keep high- grade composites from unduly influencing the estimate. Wireframe models are constructed implicitly for all Mineral Resource categories, and are separated by individual domains. Block models are constructed based on the wireframes for the individual domains. A minimum mining width, and a 9.74g/t grade cut-off at Stillwater or a 7.20g/t grade cut-off at East Boulder, are used to define Resource areas. Then a shipping strategy (to cater for low- grade material mined in process to access ore-grade) grade of 1.71g/t is used for the final tabulation of the Mineral Resources. Mineral Resource estimations are divided into three confidence categories: Measured, Indicated, and Inferred. The criteria that separate these three categories is predominantly the density of drilling and range of the grade continuity from the variograms. Definition drilling at 15m spacing is used to define the metal distribution with adequate geological certainty for estimating the Measured Resources. The Measured Resources also include the area outside the definition drilled area, but within a range of 91m from the edge of the definition drilling. The Indicated Mineral Resources are found in the area outside the Measured Mineral Resources, but within 305m of the definition drilling boundary. Inferred Mineral Resources are limited by faults and geological continuity of the J-M Reef where it can be reasonably expected to occur based on surface drilling, geological mapping, and regional and local geological structure. The Measured Resource areas are estimated using ordinary kriging, while simple kriging is used in the estimation of the Indicated and Inferred areas. Simple kriging uses the available drilling data but relies heavily on the global mean for the areas further from drilling data. The 2E (Pt and Pd) metal within the Mineral Resources is reasonably constant, as illustrated in the table below. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION US PGM OPERATIONS STILLWATER AND EAST BOULDER continued R&R – 26

2E PGM prill split Metal Unit Stillwater East Boulder Average Platinum % 22.4 21.5 22.0 Palladium % 77.6 78.5 78.0 Internal controls (QA/QC) Diamond drilling is proposed by an experienced geologist, and drilling locations are assigned and surveyed. The proposal is entered into a diamond drilling database. After drilling, the final angles and setup are measured and recorded underground. Geologists log the core, which is then reviewed by a more senior geologist. Waste blanks, as well as selected pulp repeats, are submitted to the internal laboratory. Selected pulps for re-assay are submitted to an outside laboratory to assure data integrity. 2.9% of the pulps from Stillwater and 5.2% from East Boulder are sent for re-assay. The mines utilise their own internal assay laboratory. Samples are received into a laboratory information management system (LIMS), crushed, split and pulverised. X-ray fluorescence (XRF) and fire assay, with acid digestion and dilution, is used for final induction, coupled with plasma mass spectrometry (ICP-MS) analysis. Each set of geology samples is fire assayed with two reference standards. Balances used for charging fire assay samples are tested for accuracy at each shift, using certified check weights. A third party performs preventative maintenance and calibration on the scales on an annual basis. Samples are recorded and bar-coded into the diamond drilling database, which is linked to the internal LIMS. Final assay results are reviewed and approved by an experienced geologist. The geologist compares visual sulphides occurrence to the assay results, and also checks platinum/palladium ratios for reasonableness. Assays are only checked into the diamond drilling database once approved. As key data is received into the database, a timestamp is applied, whereafter data is exported to a modelling software. A density of 2.83 t/m3 is used to calculate tonnage. This density is supported by a large dataset of density measurements taken on drill core. Grade control and Mineral Resource definition drilling summary Planned 2025 Actual 2024 Actual 2023 Operation Drilled (m) Expenditure (Rm) Drilled (m) Expenditure (Rm) Drilled (m) Expenditure (Rm) Stillwater 57,787 45.6 169,586 123.3 237,611 234.1 East Boulder 27,907 23.5 46,137 33.0 42,242 32.6 2PGE Mineral Resource estimate at 31 December 2024 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 PGM Americas Tonnes Grade PGM Tonnes Grade PGM Stillwater and East Boulder (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Stillwater Underground Measured 10.8 14.8 5.1 14.6 11.8 5.5 Indicated 8.9 13.1 3.8 10.4 9.0 3.0 Measured + Indicated 19.7 14.0 8.9 24.9 10.6 8.5 Inferred 42.5 16.3 22.3 58.0 12.0 22.4 East Boulder Underground Measured 5.5 12.7 2.3 6.5 11.0 2.3 Indicated 9.8 11.7 3.7 8.9 9.5 2.7 Measured + Indicated 15.3 12.1 5.9 15.4 10.2 5.0 Inferred 48.8 12.0 18.8 55.8 11.9 21.3 Total Measured + Indicated 35.1 13.2 14.8 40.4 10.4 13.5 Grand total 126.3 13.8 55.9 154.2 11.5 57.2 Notes: Cut-off grade Stillwater 9.74g/t, East Boulder 7.20 g/t. For assumed Metallurgical recoveries refer to page 26. For commodity price assumptions refer to page 19 Section 1 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION US PGM OPERATIONS STILLWATER AND EAST BOULDER continued R&R – 27

M o z Combined Stillwater and East Boulder 2E PGM Mineral Resource reconciliation 87.8 -0.5 -0.5 -0.02 -2.4 -5.3 79.1 -23.2 55.9 20 23 (I nc lu siv e of R es er ve s) D ep le tio n In cl us io n/ ex cl us io n G eo lo gy Es tim at io n Ec on om ic s 20 24 (I nc lu siv e of R es er ve s) D isc ou nt ed fo r R es er ve s 20 24 (E xc lu siv e of R es er ve s) 0 25 50 75 100 Notes: The -9.9% change year-on-year in the stated Mineral Resources (inclusive of Mineral Reserves) is mainly attributed to a change in cut-off grade and continued improvement and refinement of the Mineral Resource estimation methodology, which led to: – a decrease of 0.5Moz due to a slight reduction in the size of the Indicated and Inferred Resource areas – a decrease of 2.4Moz due to an adjustment in estimation methodology – a decrease of 5.3Moz due to a change in cut-off grade impacted by a lower Pd price and increased costs On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is -2.3%, mainly attributed to a change in cut-off grade and continued improvement and refinement of the Mineral Resource estimation methodology Mineral Reserves estimation Mineral Reserves are estimated via the detailed operational planning process explained in section 1. As continuity and grade distribution can have significant variance between definition-drill holes, detailed designs are performed to determine stoping from the definition-drilled area. The stope design process takes into account various technical parameters and includes an economic assessment to determine stope viability; this informs the Proved Mineral Reserves. The variability of the ore, coupled with the stope design process, preclude the use of typical cut-off grades. Mineral Resource to Mineral Reserve Modifying factors, such as overbreak, ore loss (deletion) and minimum mining widths associated with different mining methods, are employed during planning and scheduling. Probable Mineral Reserves are derived from the area outside the definition-drilled area, but within the Measured and Indicated Mineral Resources envelope. A mining mix is applied to the Probable Reserves to account for the percentages of different mining methods to be used. A domain specific mineability block factor, the grades from the mineability calculations, and modifying factors are then applied to reach the final Probable Mineral Reserves estimate. Mineability is defined as the proportion of mineable ore in stope blocks to total ore within each domain’s definition drilled area at current economic conditions. Mining method The two principal mining methods are: • Mechanised cut and fill - primarily overhand (80% to 90%) • Sub-level extraction (SLE) by long hole, open stoping (10% to 20%) OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION US PGM OPERATIONS STILLWATER AND EAST BOULDER continued R&R – 28 East Boulder Mine site and tailing storage facility, US PGM operations

Modifying factors applied in converting Mineral Resources to Mineral Reserves Stillwater East Boulder Parameter Unit 2024 2023 2024 2023 Mineral Reserve cut-off grade g/t 11.1 6.8 8.8 1.7 Mineability factor % 59.5 57 62 70 Sub-level extraction loss factor % 25 25 25 25 Ramp and fill stoping proportion % 93 93 80 80 Sub-level stoping proportion % 7 7 20 20 Overbreak factor % 15.0 15.0 12.0 8.0 MCF deletion factor % 15.0 16.0 18.0 7.0 SLE deletion factor % 5.0 9.0 6.0 5.0 Survey excess factor % N/A N/A 17.0 0.0 Mine call factor % N/A N/A 96 100 Minimum mining width cm 229 229 229 229 Plant recovery % 91.5 91.5 90.3 90.3 2PGE Mineral Reserve estimate at 31 December 2024 Mineral Reserves 31 Dec 2024 31 Dec 2023 PGM Americas Tonnes Grade PGM Tonnes Grade PGM Stillwater and East Boulder (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Stillwater Underground Proved 6.1 14.8 2.9 6.8 15.1 3.3 Probable 16.4 15.7 8.3 25.0 15.5 12.4 Proved + Probable 22.5 15.4 11.2 31.7 15.4 15.7 East Boulder Underground Proved 3.4 10.0 1.1 4.2 11.0 1.5 Probable 18.7 11.2 6.7 24.5 11.6 9.1 Proved + Probable 22.1 11.0 7.8 28.7 11.5 10.6 Grand total Proved + Probable 44.5 13.3 19.0 60.4 13.5 26.3 Notes: For commodity price assumptions refer to page 19 Section 1. Please refer to the modifying factor table above for cut-off grades and metallurgical recoveries Stillwater mine Mineral Reserve classification: Section looking north East Boulder mine Mineral Reserve classification: Section looking north OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION US PGM OPERATIONS STILLWATER AND EAST BOULDER continued R&R – 29

M o z Combined Stillwater and East Boulder 2E PGM Mineral Reserve reconciliation 26.3 -0.5 -0.2 0.1 -0.4 -5.5 -0.8 19.0 20 23 R es er ve s D ep le tio n A re a in cl us io ns /e xc lu sio ns G eo lo gi ca l in te rp re ta tio n Es tim at io n m et ho do lo gy Ec on om ic v al ua tio n M od ify in g fa ct or s 20 24 R es er ve s 0 10 20 30 Notes: The -27.8% change year-on-year in the stated Mineral Reserves are principally attributed to the following: – a decrease of 0.4Moz due to an adjustment in estimation methodology – a decrease of 5.5Moz attributed to the economic valuation. This was driven by increased costs, combined with a lower 2E PGM price assumption – a decrease of 0.8Moz attributed to an adjustment of the modifying factors Life of mine The Stillwater mine It is estimated that the current Mineral Reserves will sustain the Stillwater mine until 2049. At both sections of the mine, there is potential to significantly expand the LoM beyond 2049. East Boulder It is estimated that the current Mineral Reserves will sustain East Boulder until 2059. There is potential to significantly expand the LoM beyond 2059. Estimation risks Commodity prices: Sibanye-Stillwater has adopted forward-looking price assumptions. Any material deviations from these assumptions could impact the Mineral Reserves, especially at marginal operations. The assumed PGM prices are higher than current spot prices, implying a degree of short-term risk should these prices persist and the longer term forecast not be realised. Geological: The grade distribution is generally variable, and in areas where drilling density is low, localised estimation might be inaccurate. Globally though, mineralised trends tend to be more consistent, decreasing the risk over the LoM. To mitigate this risk, definition drilling density in the Proved Reserve areas are typically high (15m spacing). Geohydrological: Although mining operations at Stillwater and East Boulder have not experienced material interruptions due to groundwater problems, a significant amount of groundwater was encountered at the Stillwater East project during the development of the main access adits and the Benbow decline. The Stillwater mine has initiated a multi-pronged approach to mitigating this risk. Geotechnical: Ground conditions can be challenging in certain parts of the mine, with Stillwater East mine experiencing more regional challenges. Areas of poor ground conditions can impact mining productivity. Both mines have accumulated an extensive geotechnical database and developed ground classifications and support measures that are suited to the rock mass. The support systems and standards in place at both mines are sufficient to minimise the potential impact of any geotechnical risk, provided that cementitious paste fill is available for areas of poor ground at Stillwater Mine. An existing paste fill plant supports the Stillwater West section; an underground paste plant is planned for the Stillwater East section to support the LOM plan Operational Performance: Operational underperformance and a slower than planned production build-up may result in variations between planned and achieved production rates. Short interval controls are in place to enable the correction of deviance to plans and mitigate the risk. Skilled labour: Despite the recent restructuring, which has led to a reduction in mine labour, the region is still experiencing a shortage of skilled personnel, high attrition rates and an industry-wide labour scarcity. This has the potential to impact production rates, which could impact the execution of LoM plans. The operations have put in place retention and improvement initiatives, and have instituted training programs to hire local people to fill critical roles, e.g. mechanics. Cost escalation: The previously mentioned factors, compounded by operational constraints relating to the COVID-19 pandemic and various production disruptions, resulted in significantly higher unit costs and constrained the initial planned production build-up. Despite operational restructuring undertaken in Q4 2023, including measures to improve site cost efficacy, costs remained above spot 2E PGM basket price levels for 2024, necessitating further restructuring during Q4 2024, including placing the Stillwater West mine on care and maintenance. These initiatives will be supplemented by ongoing measures to improve productivity including the investigation into more modern mining methods and technologies to reduce costs and secure long_term profitability. Tailings storage capacity: The current TSFs at the Stillwater and East Boulder mines have adequate storage capacity for the medium term (seven to ten-year period) at current planned mining rates. An extensive federal and state permitting process for the next phase of tailings and waste rock storage at the East Boulder Mine, with capacity into the 2040s, was completed in the fall of 2024. Permitting for the next phase of tailings and waste rock storage (post 2029) at the Stillwater Mine is underway. Any delays in either permitting or construction could impact the Mineral Reserves. Capital Requirements: Detailed capital requirements are determined from the LoM Plan to support the advancing mining front, update aged infrastructure, and enable production ramp ups. It is assumed that capital will be available when required. Changes in commodity prices, interest rates, investment hurdles, or other factors affecting capital availability may impact the execution of the LoM Plan. Tailings deposition and capacity Stillwater On average, 52% of all concentrator tailings are returned underground for backfill. The remaining 48% are sent via pipeline to the Hertzler TSF, situated 11km north of Stillwater mine. The current storage facility has 3,400kt of storage remaining, with expansion planned to add an additional 10,200kt of storage from the early 2030s. The Hertzler storage facility, with the planned expansion, will have adequate storage for current Proved and Probable Mineral Reserves. East Boulder On average, 44% of all concentrator tailings are returned underground for backfill, with the remaining 56% sent via pipeline to a TSF adjacent to the mine site. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION US PGM OPERATIONS STILLWATER AND EAST BOULDER continued R&R – 30

The current storage facility, with the recent 2024 expansion, has 2,274kt of storage remaining in Stage 5; with 1,700kt of storage under construction in Stage 6 of the expansion (2027). In addition, a future expansion is planned to add an additional 5,500kt of storage in the early 2030s at the Lewis Gulch facility. These expansions will accommodate tailing storage through to approximately 2044. Additional tailings storage capacity to handle the remaining Reserves is included in the LoM financials, and detailed designs will be completed in the coming years. Key developments and brownfields projects The sustained low 2E PGM spot prices during 2024 necessitated further operational restructuring. The Stillwater West mine was placed on care and maintenance and the Stillwater Mine production focus has transitioned to the Stillwater East mine for 2025. Production was also reduced at the East Boulder mine, with production focusing on higher grade and more productive areas to reduce costs. Annual development results Category Unit 2024 2023 Stillwater Primary off-reef development (declines, inclines, haulage, crosscuts) m 2,989 4,899 Footwall lateral m 2,163 4,841 Secondary off reef development (stope access and stope ramps) m 7,554 8,064 Total m 12,705 17,803 East Boulder Primary off-reef development (declines, inclines, haulage, crosscuts) m 501 696 Footwall lateral m 656 1,180 Secondary off reef development (stope access and stope ramps) m 4,142 4,609 Total m 5,299 6,486 Note: The significant reduction year-on-year in development was consistent with the shift in strategy from growth towards lower production which requires less ore reserve development and stay in business capital investment Operational statistics and history Operational statistics 2024 2023 2022 Underground tonnes milled (kt) 1,129 1,174 1,154 Underground yield (g/t) 11.74 11.37 11.31 Total Annual 2E production (koz) 426 427 421 Operating cost underground (R/t) 7,839 7,837 6,811 Total capital expenditure (Rm) 2,822 6,841 5,416 AISC (R/oz) 25,042 34,465 25,951 AISC (US$/oz) 1,367 1,872 1,586 Note: AISC calculated based on produced Oz • The J-M Reef was discovered in 1974 by Johns-Manville Corporation, and was developed by Manville, Chevron and LAC Minerals Ltd with production commencing in 1986 • By 1990, the smelter was commissioned and in 1994, the Stillwater Mining Company (SMC) was listed • In 1996, the vertical shaft at the Stillwater mine was completed • In 2000, the Hertzler tailings impoundment was constructed • The East Boulder mine was established in 2002 • On 23 June 2003, SMC completed a stock purchase transaction with MMC Norilsk Nickel, whereby a subsidiary of Norilsk Nickel became a majority stockholder of the company. In December 2010, Norilsk Nickel disposed of its entire ownership interest in SMC through a secondary offering of the SMC shares in the public market • From 2010, SMC operated as a NYSE listed company until May 2017, when it was delisted following its acquisition by Sibanye Gold Limited • The PGM recycling business was established in 2010 • In 2017, first production from the Stillwater East project • In 2024, Stillwater West production was temporarily suspended due to restructuring activities OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION US PGM OPERATIONS STILLWATER AND EAST BOULDER continued R&R – 31 Diamond drilling core, US PGM operations

OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION US PGM OPERATIONS STILLWATER AND EAST BOULDER continued R&R – 32

PGM EXPLORATION MARATHON –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description The Marathon project is an advanced stage PGM-gold-copper exploration project, located approximately 10km north of the town of Marathon, Ontario, Canada, situated adjacent to the Trans- Canada Highway No. 17 on the north-east shore of Lake Superior. The project is at FS level. Exploration for copper and nickel deposits in the greater Marathon area started in the 1920s and continued until the 1940s with the discovery of several titaniferous magnetite and disseminated chalcopyrite occurrences. During the past four decades, the Marathon PGM-copper project has undergone several phases of exploration and economic evaluation, including geophysical surveys, prospecting, trenching, a diamond drilling programme, geological studies, resource estimates, metallurgical studies, mining studies and economic analyses. As at 31 December 2024, Sibanye-Stillwater owned an effective attributable share of 13.85%, via its equity interest in Generation Mining Ltd. Mineral title Generation Mining’s land position includes 46 leases covering 66.03km&sup2;, and 924 mining claims covering 243.88km&sup2;. The expiry dates of the leases vary between 2031 and 2041, while the mining claims expires between 2027 and 2029. The claims are registered in the name of Generation PGM Inc, a subsidiary of Generation Mining. All exploration activities are required to follow Schedule 1 of Ontario Regulations 308/12 and applicable Provincial Standards for Early Exploration. All claims have been renewed to their respective anniversary dates. Assessment reporting and transfer of work credits are required for claims to keep them in good standing. To renew leases is via an application, along with a fee and a written report of past activities justifying the need for renewal. This is required to be completed three months before the respective expiry dates. Mineralisation characteristics The Marathon deposit consists of several large, thick, and continuous zones of disseminated sulphide mineralisation hosted within the Two Duck Lake Gabbro. The mineralised zones occur as shallow, dipping, sub-parallel lenses that follow the basal gabbro contact, and are labelled as footwall zone, main zone, hanging wall zone, and W-horizon. The main zone is the thickest and most continuous zone. For 516 drill hole intersections, with intervals greater than 4m thick, the average thickness is 35m and the maximum is 183m. The Marathon PGM-gold-copper deposit, formed by sulphide accumulation in basins and troughs of the magma conduit, underwent significant upgrading of copper and PGM content by the process of multistage dissolution upgrading. The Geordie deposit is hosted by the Geordie Lake Gabbro, which has a north trending strike length of 2.5km, and varies in thickness from 50m to 600m. Mineralisation consists primarily of disseminated chalcopyrite and bornite, and occurs within a thick continuous basal zone that dips 45° to 60° west, and can be traced over a strike length of 1.7km. The Sally deposit is situated on the north-eastern margin of the complex, and strikes east-southeast, dips 45° to 50° south, extends over a 1.2km strike length, and is open in all directions. Drilling has identified four main mineralised zones at Sally. The second and third mineralised zones are typically 40m to 50m thick, and are hosted by the Two Duck Lake Gabbro, which is the same host rock as at the Marathon deposit. Key developments During 2024, Generation Mining advanced the Marathon project by completing project design optimisation work, focussing on maximising metal production and deferring waste stripping in the early years of operations in order to improve early cash flows and reduce the payback period; and reviewing and optimisation of the plant design and layout, including sizing of key equipment, plant footprint and foundations, in order to reduce the initial project capital cost. Key outcomes of this included: • A reduced strip ratio bringing an additional 78k ounces of palladium, 34k ounces of platinum and 2Mlb of copper in the first three years • CAD$190 million in additional payable revenues and operating cost benefits by the end of year three • Capital estimate reduced by CAD$89 million • Improved project economics with a 26% after-tax IRR and 2.1 year after-tax payback period Key project approvals milestones achieved during the year include: • Received approved amendments to Schedule 2 of the Metal and Diamond Mining Effluent Regulations, which allows for the construction of specific water management structures and operation of key infrastructure for the Marathon project. • Received the Fisheries Act Authorization from Fisheries and Oceans Canada, which approves the company’s plan to avoid, mitigate and offset impacts to fish and fish habitat related to the development of the Marathon project. Specifically, the authorisation allows for the construction of the tailings storage facility and water management structures required for the construction and operation of the Marathon project. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 33

The project requires three remaining provincial approvals to be issued by the Ministry of the Environment, Conservation and Parks and the Ministry of Natural Resources, for construction to be approved. Generation Mining has published Mineral Reserves for the project on the back of the FS outcome. Sibanye-Stillwater is only publishing attributable Mineral Resources until such stage as the project has been fully permitted, funded and approved for construction. For more detail on the project, please visit https://genmining.com/ projects/feasibility-study/ Marathon Mineral Resource estimate at 31 December 2024 Mineral Resources 31 Dec 2024 PGM Americas Tonnes PGM PGM Copper Copper Silver Silver Gold Gold Exploration (Mt) (g/t) (Moz) (%) (Mlb) (g/t) (Moz) (g/t) (Moz) Marathon Measured 22.0 0.8 0.6 0.20 99 1.8 1.2 0.07 0.05 Indicated 10.0 0.6 0.2 0.22 48 1.5 0.5 0.06 0.02 Measured + Indicated 31.9 0.7 0.7 0.21 147 1.7 1.7 0.07 0.07 Inferred 4.0 0.5 0.1 0.23 20 1.4 0.2 0.05 0.01 Grand total 35.9 0.7 0.8 0.21 167 1.7 1.9 0.06 0.07 Marathon Mineral Resource estimate at 31 December 2023 Mineral Resources 31 Dec 2023 PGM Americas Tonnes PGM PGM Copper Copper Silver Silver Gold Gold Exploration (Mt) (g/t) (Moz) (%) (Mlb) (g/t) (Moz) (g/t) (Moz) Marathon Measured 22.1 0.8 0.6 0.20 99 1.8 1.2 0.07 0.05 Indicated 10.0 0.6 0.2 0.22 49 1.5 0.5 0.06 0.02 Measured + Indicated 32.1 0.7 0.7 0.21 148 1.7 1.7 0.07 0.07 Inferred 4.0 0.5 0.1 0.23 20 1.4 0.2 0.05 0.01 Grand total 36.0 0.7 0.8 0.21 167 1.7 1.9 0.06 0.08 Notes: • PGM = Pt+Pd (prill split 25%+75%) • Estimate based on CIM NI 43-101 standards • For full, official Generation Mining statement, please visit https://genmining.com/site/assets/files/3823/2023-03-31_technical_report_presentation.pdf • The attributable Marathon Mineral Resources changed from 2023 to 2024 (-0.05%) due to a change in attributable interest to 13.85% (2023: 13.90%) • The estimate includes the main Marathon and the satellite Geordie and Sally deposits • The Marathon deposit Mineral Resources are reported within an optimised pit shell at a cut-off NSR value of CAD$15/t, and Geordie and Sally at CAD$13/t • The Marathon Mineral Resource estimate was based on metal prices of US$1,800/oz Pd, US$3.50/lb Cu, US$1,000/oz Pt, US$1,600/oz Au and US$20/oz Ag and an exchange rate of 1.30CAD$ to 1US$ • The Sally and Geordie Mineral Resource estimates were based on metal prices of. US$1,600/oz Pd, US$3.00/lb Cu, US$900/oz Pt, US$1,500/oz Au and US$18/oz Ag • Marathon NSR (CAD$/t) = (Cu % x 88.72) + (Ag g/t x 0.47) + (Au g/t x 44.69) + (Pd g/t x 58.63) + (Pt g/t x 28.54) - 3.37 • Sally and Geordie NSR (CAD$/t) = (Ag g/t x 0.48) + (Au g/t x 42.14) + (Cu % x 73.27) + (Pd g/t x 50.50) + (Pt g/t x 25.07) – 2.62 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM EXPLORATION MARATHON continued R&R – 34

BATTERY METALS EXPLORATION LITHIUM RHYOLITE RIDGE ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description Rhyolite Ridge is an advanced stage exploration project located in Esmeralda County, Nevada, US. Rhyolite Ridge aims to extract a large, shallow lithium-boron deposit, located close to existing infrastructure, and located between Las Vegas and Reno, Nevada and aims to be one of the first large- scale US lithium project to enter production. The future (as at 31 December 2024) 50:50 JV agreement between Sibanye-Stillwater and ioneer Limited, whereby ioneer would maintain the operational management responsibility, was subject to the satisfaction of certain conditions precedent before Sibanye- Stillwater will commit funding to the project. Until such time as the conditions were met, the attributable disclosure is based on Sibanye-Stillwater's current 6.19% equity stake in ioneer Limited. Mineral title In relation to its mine plan of operations (MPO), ioneer holds 386 unpatented relevant mining claims located on US federal land administered by the Bureau of Land Management (BLM), totalling 31.6km&sup2;. Mineralisation characteristics Rhyolite Ridge is a sediment hosted lithium-boron deposit. The mineralisation is hosted within carbonate-rich, fine-grained sediments (marl) of tertiary age, that were deposited in a shallow lake environment. The tenements cover two sedimentary basins (north and south) containing thick, shallow, flat-lying zones of lithium-boron-potassium mineralisation. The lithium occurs within mixed illite-smectite layers, while the boron occurs in the mineral searlesite. The mineralised layers vary in thickness from 13m to 40m, outcrops towards the west, is relatively flat dipping, and is typically overlain by ~21m thick overburden. The current defined Mineral Resource is restricted to the South basin, where the majority of ioneer's work has focused due to higher lithium and boron grades present. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 35 Orebody outcrop, Rhyolite Ridge project

Key developments In October 2024, ioneer received its federal permit for the Rhyolite Ridge Lithium-Boron project from the Bureau of Land Management. With the positive decision, Rhyolite Ridge became the first US. lithium project approved by the then Biden Administration as part of its efforts to accelerate domestic critical mineral production and advances the Esmeralda County, Nevada investment toward anticipated construction in 2025 and first production in 2028. Effective 19 April 2024, ioneer announced an updated Mineral Resource estimate. The total Mineral Resource decreased slightly compared to 2023 due to: • an adjustment in density assumptions based on new, superior density data, and • the updated geological/structural model which captured a break in continuity of the units where faulting has uplifted a block in the central part of the basin Subsequent Events In October 2024, Sibanye-Stillwater received updated project and technical information from ioneer, which was subjected to a detailed technical review and also reviewed for compliance with the agreement conditions. Post 31 December 2024, and prior to the filing of our IAR suite, Sibanye-Stillwater notified ioneer that the Board of directors of Sibanye-Stillwater had, after careful review, made a decision not to proceed with the Rhyolite Ridge Lithium-Boron project under the joint venture agreement with ioneer Ltd. Among other things, the project did not meet the Sibanye-Stillwater investment hurdle rates at prudent pricing assumptions. Rhyolite Ridge Mineral Resource estimate at 31 December 2024 Mineral Resources 31 Dec 2024 31 Dec 2023 LITHIUM Americas Tonnes Li LCE H₃BO₃ H₃BO₃ Tonnes Li LCE H₃BO₃ H₃BO₃ (Mt) (%) (kt) (%) (kt) (Mt) (%) (kt) (%) (kt) Exploration Rhyolite Ridge&sup1; Measured 4.6 0.18 45 5.2 243 3.0 0.17 28 8.2 248 Indicated 11.3 0.17 102 3.3 377 17.3 0.17 160 3.4 595 Measured + Indicated 16.0 0.17 147 3.9 619 20.4 0.17 188 4.1 843 Inferred 5.8 0.18 54 3.0 174 4.5 0.18 44 2.8 128 Grand total 21.8 0.17 201 3.6 793 24.9 0.17 232 3.9 971 Notes: • Estimated for ioneer by the CP of Independent Mining Consultants, Inc. (IMC) in compliance with JORC Code (2012) • For the full, official ioneer company statement and news release, please visit https://wcsecure.weblink.com.au/pdf/INR/02801115.pdf • The reported Mineral Resources has been adjusted to reflect Sibanye-Stillwater’s 6.19% interest in ioneer Ltd • For the lithium Mineral Resources, LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium hydroxide monohydrate (LiOH.H2O) can be derived from LCE by dividing by a factor of 0.88 • The Mineral Resource was constrained by a conceptual optimized pit shell for the purpose of establishing reasonable prospects of eventual economic extraction based on potential mining, metallurgical and processing grade parameters identified by mining, metallurgical and processing studies performed to date on the project. Key inputs in developing the Mineral Resource pit shell included a 5,000ppm boron cut-off grade for HiB-Li mineralisation, 1,090ppm lithium cut-off grade for LoB-Li low clay mineralisation and 1,090 ppm lithium cut-off grade for LoB-Li high clay mineralisation; mining cost of US$1.54 /tonne; plant feed processing and grade control costs which range between US$52.34/tonne and US$87.43/tonne of plant feed (based on the acid consumption per seam based on the Mineral Resource average grades); boron and lithium recovery for Stream 1 of 80.2% and 85.7%; Stream 2 and 3: M5 65% and 78%, B5 80% and 86%, S5 50% and 88%, L6 37% and 85%, respectively; boric acid sales price of US$1,016.67/ tonne; lithium carbonate sales price of US$17,868.50/tonne Reconciliation with the 2023 Mineral Resource (notes): The year-on-year change (-7%) in the total (Non attributable) estimate was influenced by the following: • Additional drilling - identified lower grade extensions to the deposit • A new geologic interpretation which included the representation of faulting within the geologic framework used for grade assignments to the mineralised seams • A reduction in the density assigned to each of the mineralised seams, ranging from a 21% reduction for M5 to a 6% reduction for L6 • The inclusion of the calculation of acid consumption during processing and accounting for this cost, which raised the process costs • A change in the grade estimation parameters resulted in slightly shorter search distances for assigning grades in the block model and a more conservative method of assigning measured and indicated classifications • The updated Mineral Resource estimate also presents a net expansion of the constraining Mineral Resource pit shell. Additional exploration drilling conducted between November 2022 to December 2023 has allowed for the expansion of the resource to the south and east, expanding the 3.0km2 area as estimated in March 2023 to 4.67km2 for the April 2024 Mineral Resource OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION BATTERY METALS EXPLORATION LITHIUM: RHYOLITE RIDGE continued R&R – 36

COPPER ALTAR –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description The Altar project is a large, shallow to intermediate depth, copper- gold porphyry deposit located in San Juan province, Argentina. The Altar deposit was discovered in the mid-1990s and early-phase exploration continued until 1999. Project evaluation work to date has primarily focused on assessing the feasibility of an open-pit and/ or underground operation. Sibanye-Stillwater acquired the Altar project in 2017 as part of the Stillwater acquisition. Aldebaran Resources Ltd (Aldebaran) entered into an arrangement agreement with Sibanye-Stillwater in 2018 to acquire a 60%, and eventually 80%, interest in the Altar project, subject to funding certain exploration expenditures. Aldebaran also assumed management of the project. Mineral title The property and mineral concessions are held by Peregrine Metals Ltd, which includes the Argentine subsidiary Minera Peregrine Argentina. The Altar project consists of nine mining concessions and nine land easements comprising rights of way or occupancy. It also includes an option on the five adjacent Rio Cenicero concessions, four of which are adjacent to the Altar property and one located to the south-west. The Altar concessions and exploration permits collectively cover about 84.4km&sup2;, and the Rio Cenicero concessions cover an additional 37.2km&sup2;. In addition, permits to open and service the camp, as well as access water for exploration purposes, are maintained annually. All legal aspects and tenure are in order. Mineralisation characteristics The two main ore zones within the Altar area of the deposit are the Altar central and the Altar east zones. The Quebrada de la Mina (QDM) Mineral Resource (inclusive of the Altar project) is located 3km west of the main Altar deposit and is a near-surface gold Mineral Resource hosted in pyrite within a dacite porphyry. Mineralisation at the Altar deposits is closely associated with the different porphyry stocks and related hydrothermal breccias, but is also found in rhyolites, andesites and volcanic breccias. The well- developed copper mineralisation shows a strong relationship to the distribution and intensity of sericitic and potassic alteration. The copper mineralisation associated with the potassic alteration, mainly porphyry style chalcopyrite–bornite mineralisation, was reconstituted as hypogene assemblages of pyrite, chalcocite and bornite within the sericitic alteration zone. Key developments After the incorporation of successful exploration drilling data, Aldebaran, the project manager, published an updated Mineral Resource estimate, effective 31 December 2024. The new estimate totals Measured and Indicated Mineral Resources of 2.40 billion tonnes, with grades of 0.42% copper, 0.07 g/t gold, 1.22 g/t silver, and 42 g/t molybdenum. As at 31 December 2024, Aldebaran had given notice that they had crossed the agreed financial spend threshold to earn an 80% interest in the Altar project from Sibanye-Stillwater (up from 60% as at 31 December 2023), pending final audited financials. This is expected to become official in early 2025 and until such time, the attributable reporting remains based on a 40% project-level interest and a 14.34% direct corporate-level interest, for a combined 48.61% attributable interest. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 37

Altar Mineral Resource estimate as at 31 December 2024 Mineral Resources 31 Dec 2024 31 Dec 2023 COPPER Americas Tonnes Copper Copper Gold Gold Tonnes Copper Copper Gold Gold Exploration (Mt) (%) (Mlb) (g/t) (Moz) (Mt) (%) (Mlb) (g/t) (Moz) Altar&sup1; Measured 387.2 0.42 3,585 0.1 1.3 310.1 0.43 2,963 0.1 1.2 Indicated 787.8 0.41 7,127 0.1 1.4 282.1 0.41 2,573 0.1 0.7 Measured + Indicated 1,175.1 0.41 10,712 0.1 2.7 592.2 0.42 5,536 0.1 1.9 Inferred 591.6 0.37 4,780 — 0.8 92.6 0.42 851 0.1 0.2 Grand total 1,766.6 0.40 15,492 0.1 3.6 684.7 0.42 6,386 0.1 2.1 Notes: • All Mineral Resources are contained within conceptual pit geometries • Silver mineralisation is excluded due to lack of materiality • Mineral Resources are based on metal prices of US$3.75/lb copper, US$1,800/oz gold and US$23.00/oz silver • Cut-off grades are based on net smelter return (NSR) assuming processing by flotation to produce a copper concentrate and subsequent smelting • Arsenic grades and smelter terms, including arsenic penalties, vary by block in the model • Average smelter terms, including arsenic penalties for the 2024 Altar Mineral Resource, is approximately US$0.71/lb copper • Equivalent copper cut-off grade calculations at Altar are approximate due to the complexities of arsenic penalty calculations by block • For the official, full Aldebaran Mineral Resource summary, please refer to: https://wp-aldebaranresources-2023.s3.ca-central-1.amazonaws.com/ media/2025/01/09162223/NI-43101-Technical-Report-on-Altars-Mineral-Resource-Estimate-2024.pdf OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION BATTERY METALS EXPLORATION COPPER: ALTAR continued R&R – 38 Altar exploration camp, San Juan Province, Argentina

SOUTHERN AFRICA LOCATION 40 PGM OPERATIONS 41 Marikana 45 Rustenburg 51 Kroondal 56 Mimosa 61 PGM EXPLORATION 63 Akanani 63 Limpopo 64 GOLD OPERATIONS 65 Kloof 67 Driefontein 71 Beatrix 75 Cooke 79 DRDGOLD 82 GOLD DEVELOPMENT 85 Burnstone 85 GOLD EXPLORATION 87 Southern Free State (SOFS) 87 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 39

LOCATION OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 40

PGM OPERATIONS GEOLOGICAL SETTING –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– South African operations The Bushveld Igneous Complex (BIC) is the world’s largest known mafic igneous layered intrusion, and contains more than 85% of the world’s known Mineral Resources of PGMs. The mineralised Merensky and UG2 reefs are host to the PGMs at the Rustenburg, Kroondal and Marikana operations, and are contained within the Rustenburg layered suite (RLS) of ultramafic to mafic rocks. These reefs are laterally continuous and extensive. The BIC occurs geographically as discrete compartments categorised as limbs. Sibanye-Stillwater’s PGM operations (Marikana, Rustenburg and Kroondal) are located on the Western Limb, south-east of the Pilanesberg Complex, while the PGM exploration projects are located on the eastern and northern limbs of the BIC. The Merensky Reef typically consists of a pegmatoidal feldspathic pyroxenite layer, bounded on the top and bottom by thin chromitite layers (stringers) dipping approximately 9&ordm; to 12&ordm; in a north-easterly direction. The Merensky Reef transitions across the Sibanye-Stillwater operations, from a thin pegmatoidal reef to a thick non- pegmatoidal reef, with a major transition at the Marikana operation. The Merensky Reef contains economically significant base metal sulphide and PGM mineralisation. The UG2 Reef is rich in chromitite, but with lower gold, copper and nickel values, as compared to that of the Merensky Reef. The main UG2 layer (main seam) has an average thickness varying between 55cm and 75cm. The top of the UG2 Reef consists of a thin layer of chromitite, averaging 20cm in thickness generally referred to as the leader seam, separated from the main seam by a non-mineralised pyroxenite layer of variable thickness of 5cm to 6m. Across the PGM operations, the UG2 Reef occurs vertically between 90m and 180m below the Merensky Reef. The Merensky and the UG2 Reefs are affected by structural and other geological features, including potholes and iron-rich ultramafic pegmatoids (IRUPs), which result in geological losses and have an impact on mining. Geology of the Bushveld Igneous Complex Zimbabwean operation The Mimosa mine is located on the Wedza sub-chamber of the southern portion of the Great Dyke in Zimbabwe, approximately 32km from the town of Zvishavane. The Great Dyke is divided vertically into a lower ultramafic sequence, and an upper mafic unit. Economic PGM mineralisation occurs within the main sulphide zone (MSZ). The MSZ is typically 2m to 3m thick, but can reach up to 20m thick locally, resulting in a marked decrease in grade with thickening of the zone. Although mineralisation is very consistent, localised disruption to the reef due to pegmatoids and washout channels have been encountered in some areas of the operation. Unlike the BIC, the reef is not in contact with or within chromitite seams. The MSZ has definitive metal profiles that are consistent. Simplified stratigraphy of the Rustenburg Layered Suite (after Smith et al. 2004) OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 41

Mineral Resource estimation (managed operations) The Mineral Resource estimates are based on data generated from underground and surface diamond drilling, underground channel sampling, geological mapping, 3D surface seismic surveys, and aerial magnetic surveys. Mineral Resource estimation is carried out using advanced geological modelling software. The Merensky and UG2 reefs are subdivided into a number of geozones, which are used as separate geostatistical domains for estimation. Detailed exploratory data analysis are carried out on individual domains. No interpolation takes place across significant geological structures. Modelling at the Rustenburg, Kroondal and Marikana operation is completed using 2D block models. The main interpolation methodology utilised is ordinary kriging. The block widths in the Mineral Resources are compiled over a minimum practical mining cut for both Merensky and UG2 Reefs. It includes additional varying thickness overbreak material to a minimum mining width. At the Rustenburg operation, for both the Merensky and UG2 reef, a minimum mining width of 105cm was adopted where a conventional mining method is applied. At the Kroondal operation and the Rustenburg Bathopele shaft, a minimum mining width of 200cm was modelled for all areas where a trackless mining method is applied. At the Marikana operation, for both the Merensky and UG2 reef, a minimum mining width of 110cm was modelled based on a combination of the reef width and rock engineering considerations. Geological losses are split into known and unknown (anticipated) losses, and determined for each structural domain and per shaft. All Mineral Resources reported are exclusive of geological losses. The final Mineral Resource quantities are determined by projecting the 2D estimated parameters onto the 3D structural polygons, exclusive of the geological losses, and reporting them on a 4E and 6E composite grade basis. Due to the persistent grade distribution across the operations and no mining selectivity, typical cut-off grades are not applied. On a regional scale, more than 99.9% of Mineral Resource blocks meets reasonable prospect for eventual economic extraction (RPEEE) criteria; those blocks that don’t meet this prospect would have to be extracted to reach the balance. Areas that are deemed unmineable due to aspects such as IRUP, structural complexity and facies, are excluded. Resource classifications are based on the scoring and rating of five statistical parameters (kriging variance, kriging efficiency, slopes of regression, search volume, and number of samples) and seven non- statistical parameters: aeromagnetic survey, seismic interpretation, structural model, facies interpretation, geological loss estimates, historical data (mining history), and quality assurance/quality control (QA/QC) reports. Prill splits The 4E PGMs (platinum, palladium, rhodium and gold) at the SA PGM operations occur together with other PGMs, including ruthenium and iridium and metals such as copper, nickel, cobalt and chromium. The table below details the ratio of occurrence of the elements in the various ore types, also called the “prill split”, on a 4E and 6E basis. 4E PGM prill split 4E Prill split (SA PGM operations) Unit Marikana Rustenburg Kroondal Mimosa MER UG2 MER UG2 UG2 MSZ Platinum % 61.5 59.0 63.6 54.6 58.1 49.0 Palladium % 28.1 29.2 27.5 34.3 31.1 38.7 Rhodium % 3.4 11.2 4.0 10.2 10.2 4.0 Gold % 7.1 0.6 5.0 0.8 0.7 8.3 6E PGM prill split and base metal concentrations Marikana Rustenburg Kroondal Mimosa Metal Unit MER UG2 MER UG2 UG2 MSZ Prill Split Platinum % 56.84 47.89 58.32 45.76 49.11 46.00 Palladium % 25.77 23.68 25.24 28.75 26.28 36.30 Rhodium % 3.09 9.10 3.62 8.54 8.60 3.80 Gold % 6.59 0.48 4.54 0.70 0.56 7.70 Iridium % 1.23 3.67 1.78 3.57 2.55 2.30 Ruthenium % 6.47 15.18 6.50 12.68 12.89 3.90 Base metal concentrations Copper % 0.09 0.07 0.10 0.01 0.01 0.11 Nickel % 0.16 0.28 0.21 0.19 0.10 0.14 Cobalt % — — — 0.06 0.08 0.05 Chromium oxide (Cr2O₃) % — 17.30 1.04 24.10 13.90 — OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS continued R&R – 42

Internal controls (QAQC) (managed operations) Quality assurance/quality control (QA/QC) is a key component of the Mineral Resource estimation process, spanning from data sources to the final assay data accepted for modelling. All data is acquired through standard acceptable procedures, with built-in QA/QC protocols. Certified reference material (CRM) and blanks are inserted into each batch sent to the laboratory, and makes up approximately 5% of total sample numbers. The CRMs are prepared specifically for UG2 and Merensky reefs, with different PGM grade ranges. In depth QA/QC analysis is performed in preparation for Mineral Resource modelling, using a relational SQL databases for the evaluation of assay results. All current samples from both the Rustenburg and Kroondal operations are analysed at Quality Laboratory Services Pty Ltd (Rustenburg), Reg No. 2008/004664/07, which is fully accredited with the South African National Accreditation System (SANAS), Ref No. T0487 for Chemical and Microbiological Analysis, reference ISO/IEC 17025:2005. All underground channel samples at the Marikana operation are analysed at the on-site laboratory, which received full accreditation in March 2021 with the South African National Accreditation System (SANAS), Ref No. T0930 for Chemical Analysis, reference ISO/IEC 17025:2017. All surface drilling samples are sent to appropriately accredited external laboratories. Mineral reserve estimation (managed operations) Mineral Reserves are estimated via the detailed operational planning process explained in section 1. Due to the high level of continuity and consistent grade distribution of the two ore-bodies across the operations, with moderate grade changes typically only occurring regionally, typical cut-off grades are not applicable. Mineral Reserves are assessed for economic feasibility on a shaft by shaft basis, based on total volumes planned, and ore is not mined selectively. Normal Mineral Resource to Mineral Reserve modifying factors are applied based on the type of mining method, which varies from shaft to shaft. Typically, the shallow UG2 operations are accessed via decline shafts and mined using the low profile mechanised bord-and-pillar method, while deeper ore, both Merensky and UG2, is accessed via vertical shafts and conventionally mined using breast and down-dip methods. Mineral Resource to Mineral Reserve modifying factors applied include provision for off-reef mining due to geological disturbances, dilution to mining widths to cater for historical realistically achievable widths, waste scalping in the case of mechanised mining, and a mine call factor to make provision for unaccounted for but realised metal losses. Estimation risks (Managed operations) There are no deemed material risks to the Mineral Resource estimation. The key operational risks that could impact the Mineral Reserves are listed below. Commodity prices and exchange rate assumptions: Sibanye- Stillwater has adopted forward-looking price assumptions. Any material deviations from these assumptions could impact the Mineral Reserves, especially at marginal operations. The assumed forecast PGM prices are higher than current spot prices, implying a degree of short-term risk should lower prices persist and the longer term forecast not realise. Eskom electricity supply: Loadshedding and load curtailment due to unreliable and erratic electricity supply from the national service provider has started to impact productivity at the operations. Even though Sibanye-Stillwater is actively working towards becoming less reliant on Eskom, with various renewable energy projects in advanced construction phase, this risk persists in the short to medium term. Cost escalation: Above average cost inflation could impact operating margins, and hence Mineral Reserves. Although cost increases have been well maintained and cost escalation assumptions relating to factors such as wages, utilities (including electricity) and other operational consumables are aligned with Group estimates, continuous improvement initiatives are adopted to contain cost escalation to mitigate this risk. Operational performance: Operational underperformance and slower than planned production build-up at projects may result in variations between planned and achieved production rates. Short interval controls are in place to enable the implementation of timeous interventions and, therefore, correction of deviations to plans. Environmental and social factors: From an environmental perspective, the region experiences significant pressure on potable and fresh water supply. The adoption of the PGM water stewardship, and footprint reduction strategy during 2022, have enabled these operations to meet the requirements defined by the ESG commitments made. The SA PGM operations are situated in close proximity to large communities with high unemployment rates. As such, they are exposed to potential social unrest. From a social and governance perspective, Sibanye-Stillwater has implemented appropriate actions to address this risk. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS continued R&R – 43 Fire assay

UG2 Mineral Reserve classification map for the combined South African PGM operations Merensky Mineral Reserve classification map for the combined South African PGM operations OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS continued R&R – 44

MARIKANA ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description The Marikana operation (Western Platinum Proprietary Limited (WPL) and Eastern Platinum Proprietary Limited (EPL)) is located in the Marikana district, 40km to the east of the town of Rustenburg in the North West province of South Africa. The lease area covers approximately 214km&sup2; and extends in excess of 30km from east to west and 15km from north to south. As discussed in section 1, the Group considers the Marikana operation as material for the purpose of SK-1300. The Marikana operation currently has five operating shafts: K3, K4, Rowland, Saffy, and E3. The Merensky and the UG2 reefs are mined simultaneously at an average depth of 500m and are accessed via infrastructure consisting of shallow incline and deeper vertical shafts. The K3, K4 and Rowland vertical shafts – target both the Merensky Reef and UG2 reef horizons, while the E3 shallow incline and the Saffy vertical shaft target only the UG2 reef. The vertical shaft complexes account for the largest portion of the Mineral Reserves. The Mineral Reserves are mined using a combination of conventional and mechanised underground mining methods. The E3 shallow incline shaft extends to a depth of approximately 400m below surface; the K3, Rowland and Saffy vertical shafts extend to approximately 900m below surface, and the K4 vertical shaft to 1,130m. 42% (46.8Moz) of the total Mineral Resources are above shaft bottom infrastructure (AI), and 58% (64.7Moz), are below shaft bottom infrastructure (BI). The ore mined is processed through four of the eight concentrators on site (of which two are on care and maintenance and two are treating tailings material), with a combined ore milling capacity of approximately 600,000t per month. The concentrate is dispatched to the smelter where a sulphide-rich matte is produced for further processing at the base metal refinery (BMR). At the BMR, base metals (nickel and copper) are extracted and the resulting PGM- rich product is sent to the precious metal refinery (PMR) in Brakpan for final treatment. The PMR produces the final refined precious metal products. In addition to the underground operations, there are also two tailings retreatment operations: • The re-mining of the remainder of the eastern tailings dam 1 (ETD1) occurs by mechanical mining methods where previously it was mined with high pressure water guns. The tailings are retreated at the bulk tailings treatment (BTT) plant which recently has installed scrubbers in order to help process the mechanically mined TSF material • Tailings from the EPL concentrator, post the chrome recovery unit, are pumped to the ETTP plant, where a portion of the remaining PGMs are recovered Mineral title The mineral title for the Marikana operation comprises several mining rights and is divided between WPL and EPL. WPL is the holder of four mining rights under the following DMRE reference numbers: NW30/5/1/2/2/107MR (29.3km&sup2;, expires 03 September 2037), NW30/5/1/2/2/106MR (101.7km&sup2;, expires 03 September 2037), NW30/5/1/2/2/161MR (1.8km&sup2;, expires 20 December 2036) and NW30/5/1/2/2/190MR (0.3km&sup2;, expires 20 December 2036). EPL is the holder of five mining rights under the following DMRE reference numbers: NW30/5/1/2/2/109MR (38.2km&sup2;, expires 03 September 2037), NW30/5/1/2/2/110MR (0.6km&sup2;, expires 03 September 2037), NW30/5/1/2/2/111MR (1.7km&sup2;, expires 03 September 2037), NW30/5/1/2/2/292MR (46.2km&sup2;, expires 22 January 2044) and NW30/5/1/2/2/433MR (42.9km&sup2;, expires 22 January 2044). The Schaapkraal prospecting right (held under DMRE reference number: NW30/5/1/1/2/13438PR, and valid until 28 November 2026), covers the western down-dip extension at Marikana, and is currently subject to a S102 application for incorporation into the WPL mining right with DMRE reference number: NW30/5/1/2/2/106 MR. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS continued R&R – 45

Infrastructure and equipment The Marikana operation is a large, established, shallow to moderate depth PGM mining complex that is accessed from surface through numerous incline and vertical shaft systems. All facilities are in good condition. All the permanent infrastructure required to access and mine the LoM plan is already established and in use. Major infrastructure consists of: • Five vertical shafts, of which four are in production and one on care and maintenance • Five incline shafts of which one is in production and the remainder are on care and maintenance • Eight PGM concentrator plants • A smelter plant with five furnaces, a base metal refinery plant, and a precious metal refinery plant • Three hospitals/medical centres • Workshops, office blocks, a laboratory, and equipment stores • Accommodation quarters and hostels • Water treatment plants The mining complex has been in operation since 1987, and the age and modernisation of these assets varies greatly. The equipment used is extensive. The vertical and incline shafts predominantly make use of conventional handheld mining equipment, combined with rail-bound equipment for logistical movement of ore, people and material. The smelter has five furnaces. The two larger furnaces (furnace 1 and 2) are usually in operation, with the three smaller pyro- metallurgical furnaces being utilised as back-up or spare capacity. The BMR, which was commissioned in 1985, extracts base metals (nickel and copper) and the resulting PGM-rich product is refined at the PMR in Brakpan. The PMR produces the final precious metal products. The equipment at all operations, including the plants, is subject to detailed planned maintenance programmes and stay in business (SIB) capital provisions are made on an annual basis to cater for repairs and replacements as needed. The property, plant and equipment book value (100%) of all the mine’s assets as at 31 December 2024, was R10.56 billion (US$562.8 million). HOISTING AND PRODUCTION CAPACITIES Operating shaft Operating hoisting Five-year planned capacity (ktpm) production (ktpm) K4 vertical 225 108 K3 vertical 290 211 Rowland vertical 200 116 Saffy vertical 200 176 E3 incline 80 60 Note: Planned production is five-year hoisted average from 2024 onwards MINERAL PROCESSING AND CAPACITY Concentrator plant Design Current operational capacity (ktpm) Average recovery factor (%) Material capacity (ktpm) treated Karee A 140 143 88 MER underground Karee B 120 123 87 UG2 underground K4 125 100 87 MER and UG2 underground EPL 180 230 80 UG2 underground 1 Shaft BTT 300 300 26 Historic tailings ETTP 274 227 31 Current arising tailings Chrome processing Concentrator plant Design Current operational capacity (ktpm) Average recovery factor (%) Material capacity (ktpm) treated Glencore (EPL) 300 227 60 EP UG2 tailings Arxo (K3 B) 120 126 35 WP UG2 tailings Glencore (K4) 130 124 24 WP UG2 tailings Chrometech (BTT) 300 300 20 EP UG2 tailings Note: On 19 February 2025, the Group announced a strategic enhancement to the historical Marikana Chrome Contract, and a new Chrome Management Agreement (CMA) with the Glencore Merafe Venture (GM Venture), which is expected to optimise value from future chrome production for all parties. The Group partners with various third parties, including the GM Venture, to recover and market chrome, which is an important by-product of PGM production, and the SA PGM operations are collectively a significant global chrome ore producer. The majority of the Chrome Recovery Plants (CRPs) at Sibanye-Stillwater’s SA PGM operations will be operated by the GM Venture once the CMA is effective, enabling both parties to leverage synergies and increase chrome output OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS MARIKANA continued R&R – 46 Froth flotation, K3 concentrator

PGM and Base Metal processing Refinery Planned feed capacity (t/m) Achieved operational capacity (t/m) Average three-year recovery factor (%) Material treated Smelter1 13,133 11,689 104 Concentrate and filter cake from various internal and external plants BMR 416 370 97 Smelter converter matte PMR 4 3 98 BMR PGM concentrate Note: 1 Smelter recovery over 100% is due to historical material processed during year-end plant clean-up Grade control and Mineral Resource definition drilling summary Planned 2025 Actual 2024 Actual 2023 Drilled Expenditure Drilled Expenditure Drilled Expenditure (m) (Rm) (m) (Rm) (m) (Rm) Marikana surface 7,172 24.91 13,680 31.01 5,250 4.20 Marikana underground 15,860 12.62 7,655 6.31 17,394 37.10 Total 23,032 37.52 21,335 37.32 22,643 41.30 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS MARIKANA continued R&R – 47 Saffy shaft, Marikana, SA PGM operations

4E PGM Mineral Resource estimate at 31 December 2024 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 PGM Southern Africa Tonnes Grade PGM Tonnes Grade PGM Marikana (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Underground Measured 48.3 4.7 7.3 44.9 3.9 5.6 Indicated 419.7 4.0 53.9 436.2 3.9 54.9 Measured + Indicated 467.9 4.1 61.1 481.1 3.9 60.5 Inferred 199.1 4.5 28.6 200.3 4.4 28.6 TSF Surface Measured — — — — — — Indicated 21.7 0.9 0.6 — — — Measured + Indicated 21.7 0.9 0.6 — — — Inferred 12.4 1.0 0.4 — — — Total Measured + Indicated 489.6 3.9 61.8 481.1 3.9 60.5 Grand total 701.2 4.0 90.7 681.4 4.1 89.0 Notes: Reported at a zero cut-off grade. For commodity price assumptions refer to page 19 Section 1. For metallurgical recoveries, please refer to page 46 and page 46 4E P G M ( M o z) Marikana operation 4E PGM Mineral Resource reconciliation 111.1 -0.8 1.8 -0.6 -0.1 111.6 -20.8 90.7 20 23 (I nc lu siv e of R es er ve s) D ep le tio ns In cl us io ns /e xc lu sio ns G eo lo gy Es tim at io n 20 24 (I nc lu siv e of R es er ve s) D isc ou nt ed fo r R es er ve s 20 24 (E xc lu siv e of R es er ve s) 0 20 40 60 80 100 120 Notes: The +0.45% change year-on-year in the stated Mineral Resources (inclusive of Mineral Reserves) is attributed to: – -0.8Moz in depletions – +1.8Moz in area inclusions due to the inclusion of the ETD2 and KTD1 TSF Mineral Resources – -0.6Moz due to changes in geological losses and interpretation – -0.1Moz due to the addition of new data and subsequent change to the Mineral Resource models On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is +1.9%. The main impact relates to the inclusion of the ETD2 and KTD1 TSFs (+1.8Moz), changes in geology and estimation, and depletion (-0.8Moz). Mining method • Vertical shafts: conventional up-dip and down-dip mining with a limited amount of conventional breast mining • Shallow inclines: mechanised primary development, combined with conventional on-reef breast mining and a limited amount of conventional up-dip and down-dip mining • TSF: hydraulic (Hydrojet) Annual development results Category Unit 2024 2023 Primary waste development (capital, declines, haulages, crosscuts, ore passes, travelling ways) m 29,794 31,884 Primary reef development (raise, winzes, wide raises) m 46,853 51,371 Modifying factors (underground) in converting Mineral Resources to Mineral Reserves Parameter Unit 2024 2023 Off-reef % 1.5 1.5 Dilution cm 19 20 Stoping width cm 136 135 Mine call factor % 99.6 99.8 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS MARIKANA continued R&R – 48

4E PGM Mineral Reserves estimate as at 31 December 2024 Mineral Reserves 31 Dec 2024 31 Dec 2023 PGM Southern Africa Tonnes Grade PGM Tonnes Grade PGM Marikana (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Underground Proved 17.7 3.9 2.2 19.8 3.9 2.5 Probable 100.1 4.1 13.1 106.6 4.0 13.9 Proved + Probable 117.8 4.0 15.3 126.4 4.0 16.3 TSF Surface Proved — — — — — — Probable 25.7 1.0 0.8 5.0 0.9 0.1 Proved + Probable 25.7 1.0 0.8 5.0 0.9 0.1 Grand total Proved + Probable 143.5 3.5 16.1 131.4 3.9 16.5 Notes: Reported at a 0 cut-off grade. Refer to the processing section, page 46 and page 46, for metallurgical recoveries. For commodity price assumptions refer to page 19 Section 1 4E P G M ( M o z) Marikana operation 4E PGM Mineral Reserve reconciliation 16.5 -0.7 0.1 0.5 -0.1 -0.02 -0.1 16.1 20 23 R es er ve s D ep le tio n Es tim at io n Ec on om ic s G eo lo gy In cl us io ns /e xc lu sio ns M od ify in g fa ct or s 20 24 R es er ve s 0 5 10 15 20 Notes: The -1.9% change year-on-year in the stated Mineral Reserves is attributed to: – -0.7Moz in depletions – +0.1Moz associated with a change in geostatistical evaluation – +0.5Moz due to LoM gains associated with tail cut economics and the inclusion of additional surface sources Key developments and brownfield projects The K4 project build-up phase continues with a focus on infrastructure completion and primary development. Steady state is envisioned by 2031, with planned mining production at 2.2Mtpa, yielding approximately 250Koz 4E PGMs per annum. The E3 UG2 inclined shaft deepening and extension study was advanced. It would be a brownfields expansion of the current E3 mine, down-dip to current workings, and will serve as replacement ore for E3. The target is for the implementation of a mechanised mining section as an extension of the existing conventional mine. Geo-technical drilling in the area has been completed and will support the feasibility study that is planned to commence in H2 of 2025. Similarly, geo-technical drilling was also completed at the E4 project (also historically called Pandora), which would be a new, stand- alone decline system from surface. The mechanised mining feasibility study is planned to be completed by year end 2025. The Saffy Deeps (UG2) brownfields project pre-feasibility study work was advanced in 2024, and will be continued during 2026. Life of mine • It is estimated that the current Mineral Reserves will sustain the individual operations for periods varying up to 2036 (TSF material), 2032 (K3), 2036 (Rowland), 2034 (E3), 2041 (Saffy) and 2069 (K4). Tailings deposition and capacity Tailings deposition is managed in an integrated manner across the TSFs detailed below: • Karee tailings dam 2 – fed from K3 UG2 plant at 101ktpm (life of TSF until 2025 at current deposition rate, after which these tailings will be diverted to the WLRT) • Karee tailings dam 3 – fed from K3 MR plant at 147ktpm (life of TSF until 2027 at current deposition rate, after which these tailings will be diverted to the Karee TD4) • Karee tailings dam 4 – fed from K4 plant at 116ktpm (life of TSF until 2044 at current deposition rate) • Eastern tailings dam 2 – fed from EPL and ETTP plants at 160ktpm (life of TSF until 2025 at current deposition rate, after which these tailings will be diverted to the WPL TD5) • Western Platinum tailings dam 6 – fed from BTT plant at 318ktpm (life of TSF until 2033 at current deposition rate) The Marikana TSFs have a remaining capacity of 70Mt. The LoM requires 210Mt TSF capacity, resulting in a shortfall of 140Mt. The current capacity constraints will be mitigated through the integrated consolidated surface operations strategy, which addresses tailings deposition at the SA PGM segment, across all three operations. Due to the synergistic nature of the operations, the short- to medium-term approach will therefore be to divert tailings to other existing Group facilities within the SA PGM operations. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS MARIKANA continued R&R – 49

Operational statistics and history Operational statistics 2024 2023 2022 Underground tonnes milled (kt) 6,138 6,253 6,315 Underground yield (g/t) 3.27 3.14 3.19 Surface tonnes milled (kt) 4,036 3,626 3,698 Surface yield (g/t) 0.27 0.24 0.22 Annual 4E PGM production - Underground (koz) 644 632 647 Annual 4E PGM production - surface (koz) 35 28 26 Total Annual 4E PGM production (koz) 679 660 673 Operating cost combined u/g and surf (R/t) including PoC 1,875 1,862 1,642 Operating cost combined u/g and surf (R/t) excluding PoC 1,639 1,583 1,369 Total capital expenditure (Rm) 3,571 3,872 3,432 AISC (R/oz) including PoC 23,024 22,907 22,076 AISC (US$/oz) including PoC 1,257 1,244 1,349 AISC (R/oz) excluding PoC 23,430 22,742 20,500 AISC (US$/oz) excluding PoC 1,279 1,235 1,253 Note: AISC calculated based on produced Oz • In 1987, the London and Rhodesian Mining and Land Company Limited (Lonhro) commissioned the sinking of the Rowland shaft • By 1989 the Karee mine shafts were operational • In 1998, Lonhro PLC split and Lonhro Africa PLC was formed • In 1999, Lonhro PLC was renamed to Lonmin PLC • In 2000, Lonmin PLC sold off all non-PGM assets and became a primary PGM producer • In 2001, the eastern declines were sunk, Saffy shaft was commissioned and Lonmin entered into a JV with Anglo American Platinum for the Pandora property • By 2003, the Hossy shaft was commissioned, with the K4 Shaft commissioned in 2006 • In 2011, the K3 Shaft decline was sunk • in 2012, the K4 Shaft was placed on care and maintenance • In 2016, Saffy shaft began to produce at full capacity • In 2018, Lonmin acquired 100% of the Pandora JV from Anglo American Platinum • In 2019, Sibanye-Stillwater acquired Lonmin PLC • In 2019, Hossy Shaft was placed on care and maintenance • In 2021, the resumption of the K4 project was approved • In 2024, the 4B Shaft was closed OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS MARIKANA continued R&R – 50 Drill rig, Marikana, SA PGM operations

RUSTENBURG ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description The Rustenburg operation is located in the North West province, north-east of the towns of Rustenburg and Kroondal, 123km west of Pretoria and 126km north-west of Johannesburg. The lease area covers approximately 130km&sup2; and is in excess of 20km from east to west, and 15km from north to south. As discussed in section 1, the Group considers the Rustenburg operation as material for the purpose of SK-1300. The Rustenburg operation consists of three intermediate depth vertical shafts that utilise a conventional mining method – Siphumelele 1, Khuseleka 1, and Thembelani 1 – and the Bathopele inclined shafts, which utilises a shallow bord-and-pillar mining method. The Mineral Resource is accessed to 34 level (the lowest working level) at Siphumelele 1 shaft, approximately 1,350m below surface; to 28 level (the lowest working level) at Khuseleka 1 shaft, approximately 950m below surface; and 29 level (the lowest working level) at Thembelani 1 shaft, approximately 1,030m below surface. The Mineral Resource at Bathopele shaft is accessed via two decline clusters to a depth of approximately 500m below surface. 67% (37.7Moz) of the total Mineral Resources are above shaft bottom infrastructure (AI), and 33% (18.6Moz), are below shaft bottom infrastructure (BI). The vertical shafts mine both Merensky Reef and UG2 Reef horizons, while the shallow, mechanised Bathopele shaft only mines UG2 Reef. The underground ore is treated at the Waterval UG2 and Waterval retrofit concentrators, with the concentrate processed in terms of toll and PoC agreements by Anglo American Platinum. The Waterval UG2 concentrator has an integrated chrome recovery circuit, which recovers a chrome concentrate from the ore. In addition to the underground operations, there are also two tailings retreatment operations: • Western Limb tailings retreatment plant (WLTRP) treats tailings from the old Waterval TSF, which has changed from being hydro mined to mechanically mined. Due to this change, scrubbers have recently been installed in order to process the mechanically mined TSF material • Tailings from the Waterval TSFs and live tailings from Waterval UG2 and retrofit concentrators are retreated at the Platinum Mile plant Mineral title Sibanye Rustenburg Platinum Mines Pty Ltd (SRPM) is the holder of a converted mining right under DMRE reference number NW30/5/1/2/2/82MR (82 MR) measuring 153km&sup2; in extent and the holder of converted mining right under DMRE reference number NW30/5/1/2/2/80 MR (80 MR) measuring 32km2 , which was ceded from Anglo American Platinum in November 2023. Both SRPM rights are  valid from 29 July 2010 to 28 July 2040. Also included into the Rustenburg operation is the Hoedspruit prospecting right area, which forms a natural north-east extension to the Siphumelele 1 shaft Mineral Resource. The Hoedspruit prospecting right is held under DMRE reference number: NW 30/5/1/1/2/10405 PR. Infrastructure and equipment The Rustenburg mining complex has been in operation since the 1940s and the age and modernisation of the shafts and assets vary. Key infrastructure consists of: • Eleven vertical shafts, of which three are in production and the rest on care and maintenance • Two incline shafts (at Bathopele), mined on a bord-and-pillar system with mechanised equipment • Four PGM concentrator plants, with two of the concentrators treating underground material and two of the concentrators treating surface or tailings material OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS continued R&R – 51

• One hospital/medical centre • Workshops, office blocks and equipment stores • Accommodation and hostels • Water treatment plants The vertical shafts make use of conventional handheld equipment, combined with rail-bound equipment for logistical movement of ore, men and material, while the inclined shaft operation makes use of tyred, low-profile, mechanised equipment. The equipment at all operations, including the plants, is subject to - detailed planned maintenance programmes; SIB capital provisions are made on an annual basis to cater for both repairs and replacements as needed. The property, plant and equipment book value (100%) for the assets of the Rustenburg operation (Including PlatMile) as at 31 December 2024 was R6.50 billion (US$346.8 million). HOISTING AND PRODUCTION CAPACITIES Operating Operating hoisting Five-year planned shaft capacity (ktpm) production (ktpm) Siphumelele vertical 41 38 Khuseleka vertical 154 141 Thembelani vertical 131 123 Bathopele incline 257 181 Note: Planned production is five-year hoisted average from 2025 onwards Mineral processing and capacity Concentrator plant Design Current operational capacity (ktpm) Average recovery factor (%) Material capacity (ktpm) treated Waterval UG2 concentrator 450 475 86 MER and UG2 Waterval retrofit concentrator 620 130 86 MER and UG2 CRP&sup1; 440 440 30-35 Fresh UG2 tailings WLTR plant 450 450 32 Historic tailings Platinum Mile 1000 940 16 Fresh and historic tailings Note: &sup1; Chrome retreatment plant (CRP) treats UG2 rougher middlings to recover a saleable chromite concentrate Grade control and Mineral Resource definition drilling summary Planned 2025 Actual 2024 Actual 2023 Drilled Expenditure Drilled Expenditure Drilled Expenditure (m) (Rm) (m) (Rm) (m) (Rm) Rustenburg surface 622 2.19 872 3.13 662 5.60 Rustenburg underground 15,360 15.56 11,948 13.66 11,118 10.30 Total 15,982 17.75 12,820 16.78 11,780 15.90 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS RUSTENBURG continued R&R – 52 Sunset over Bathopele shaft, Rustenburg, SA PGM operations

4E PGM Mineral Resource estimate as at 31 December 2024 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 PGM Southern Africa Tonnes Grade PGM Tonnes Grade PGM Rustenburg (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Rustenburg Underground Measured 170.8 5.1 28.0 174.6 5.1 28.6 Indicated 84.4 5.3 14.3 79.3 5.4 13.6 Measured + Indicated 255.3 5.2 42.3 253.8 5.2 42.2 Inferred 10.9 5.6 2.0 11.0 5.6 2.0 Hoedspruit Underground Measured — — — 0.3 5.3 0.1 Indicated — — — 5.7 5.1 0.9 Measured + Indicated — — — 6.0 5.2 1.0 Inferred — — — 15.1 5.8 2.8 Total Measured + Indicated 255.3 5.2 42.3 259.8 5.2 43.2 Grand total 266.1 5.2 44.3 286.0 5.2 48.0 Notes: Reported at a zero cut-off grade. For commodity price assumptions refer to page 19 Section 1. For metallurgical recoveries, please refer to page 52 4E P G M ( M o z) Rustenburg operation 4E PGM Mineral Resource reconciliation 60.4 -0.7 -4.0 -0.8 1.1 56.3 -12.0 44.3 20 23 (I nc lu siv e of R es er ve s) D ep le tio ns In cl us io ns /e xc lu sio ns G eo lo gy Es tim at io n 20 24 (I nc lu siv e of R es er ve s) D isc ou nt ed fo r R es er ve s 20 24 (E xc lu siv e of R es er ve s) 0 20 40 60 Notes: The -7.3% change year-on-year in the stated Mineral Resources (inclusive of Mineral Reserves) is attributed to: – -0.7Moz in depletions – -4.0Moz in area exclusions due to the removal of the Hoedspruit Prospecting Right area from the UG2 and Merensky Mineral Resources for economic reasons – -0.8Moz decrease due to changes in geological losses and interpretation – 1.1Moz increase due to the addition of new data and subsequent change to the Mineral Resource models, particularly in the Siphumelele UG2 project where a previously conventional cut was updated to a mechanised cut On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is -8.3%. The biggest impact is due to the removal of the Hoedspruit Prospecting Right areas from the UG2 and Merensky Mineral Resources (-3.8Moz), with changes in geological losses and interpretation, and depletion (-0.7Moz) having lessor impacts. Modifying factors in converting Mineral Resources to Mineral Reserves Parameter Unit 2024 2023 Off-reef % 3.8 3.8 Dilution cm 13 11 Stoping width cm 146 147 Scalping % 1.7 1.8 Mine call factor % 96.0 96.4 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS RUSTENBURG continued R&R – 53

4E PGM Mineral Reserve estimate as at 31 December 2024 Mineral Reserves 31 Dec 2024 31 Dec 2023 PGM Southern Africa Tonnes Grade PGM Tonnes Grade PGM Rustenburg (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Underground Proved 76.6 3.6 8.8 72.9 3.6 8.4 Probable 4.3 3.7 0.5 3.3 4.0 0.4 Proved + Probable 80.9 3.6 9.3 76.3 3.6 8.8 TSF Surface Proved — — — — — — Probable 15.6 1.0 0.5 14.6 1.0 0.5 Proved + Probable 15.6 1.0 0.5 14.6 1.0 0.5 Grand total Proved + Probable 96.5 3.2 9.8 90.9 3.2 9.3 Notes: Reported at a 0 cut-off grade. Refer to the processing section, page 52, for metallurgical recoveries. For commodity price assumptions refer to page 19 Section 1 4E P G M ( M O z) Rustenburg operation 4E PGM Mineral Reserve reconciliation 9.3 -0.7 1.0 0.1 0.01 0.1 9.8 20 23 R es er ve s D ep le tio n Ec on om ic s Es tim at io n In cl us io ns /e xc lu sio ns M od ify in g fa ct or s 20 24 R es er ve s 0 5 10 Notes: The +5.2% change year-on-year in the stated Mineral Reserves is attributed to: – -0.7Moz in depletions – +1.0Moz due to the inclusion of the Siphumelele UG2 project and LoM gains associated with tail end optimisation Life of mine It is estimated that the current Mineral Reserves will sustain the TSF operations until 2026, Bathopele until 2028, Siphumelele until 2038 Khuseleka until 2045 and Thembelani until 2057. Tailings deposition and capacity Tailings deposition is managed across the following TSFs: • Paardekraal TSF (PK4 & PK5) – fed from Waterval UG2 and Waterval retrofit plants after PGM extraction at Platinum Mile, at 750ktpm (life of TSF until 2069, with activation of PK5 dormant area) • Paardekraal TSF (PK Central) – fed from Waterval UG2 and Waterval retrofit plants after PGM extraction at Platinum Mile, at 250ktpm (life of TSF until 2026) • Hoedspruit TSF – fed from WLTRP plants at 480ktpm (life of TSF until 2044) The Rustenburg TSFs have a remaining capacity of 225Mt. The LoM requires 120.7Mt, resulting in a surplus of 104.3Mt. The current capacity can be increased further through the activation of the PK5 dormant area. This surplus feeds into the integrated SA PGM tailings management strategy and will alleviate shortages elsewhere. Key developments and brownfield projects The Siphumelele mechanised UG2 project, for which a FS has been completed and which is expected to enter execution during 2025, has been included in the Mineral Reserves for the first time (+0.8Moz). This project, which will exploit synergies between the Kroondal and Rustenburg operations, demonstrates the value being unlocked through the acquisition of Anglo American Platinum's 50% interest in the Kroondal operation. Sibanye-Stillwater has operated the Kroondal Operations since 2016. These operations were historically subject to a 50/50 pool and share agreement ("PSA") between Kroondal Operations (Pty) Ltd ("Kroondal") (a 100% held subsidiary of Sibanye-Stillwater) and Rustenburg Platinum Mines Limited’s (“RPM”) (a subsidiary of Anglo American Platinum Limited). In November 2023, Sibanye Rustenburg Platinum Mines (Pty) Limited (“SRPM”) acquired RPM's 50% interest in the PSA. On 31 January 2025, SRPM acquired all the assets and liabilities of Kroondal through an amalgamation and as such Kroondal Operations as an individual entity will no longer be reported on going forward. Annual development results Category Unit 2024 2023 Primary waste development (capital, declines, haulages, crosscuts, ore passes, travelling ways) m 10,450 11,714 Primary reef development (raise, winzes, wide raises) m 9,770 11,383 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS RUSTENBURG continued R&R – 54

Operational statistics and history Operational statistics 2024 2023 2022 Underground tonnes milled (kt) 5,576 6,073 6,037 Underground yield (g/t) 3.00 2.94 2.85 Surface tonnes milled (kt) 5,370 5,486 5,610 Surface yield (g/t) 0.42 0.48 0.42 Annual 4E PGM production - Underground (koz) 538 574 554 Annual 4E PGM production - surface (koz) 72 84 75 Total Annual 4E PGM production (koz) 610 658 629 Operating cost underground (R/t) 2,400 2,075 1,869 Operating cost surface (R/t) 249 247 240 Total capital expenditure (Rm) 1,703 1,313 1,377 AISC (R/oz) 21,307 18,204 19,914 AISC (US$/oz) 1,163 989 1,217 Note: AISC calculated based on produced Oz • In 1925, exploration on the eastern limb of the BIC started • In 1929, the first vertical shaft at Rustenburg section was sunk at what was to become Rustenburg Platinum Mines Ltd • In 1935, the Waterfall vertical shaft was constructed, while the Central Deep shaft and the Siphumelele 3 shaft were constructed in 1951 and 1953, respectively • Johannesburg Consolidated Investments (JCI) acquired a controlling interest in Rustenburg Platinum Mines and eventually the principal shareholder of JCI was Anglo American, which acquired a controlling interest in JCI in 1960 • The control ultimately passed on from JCI when Anglo American Platinum was formed in 1995, and JCI, with its remaining assets sold, was unbundled • In 2016, Sibanye-Stillwater acquired the Rustenburg operation from Anglo American Platinum OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS RUSTENBURG continued R&R – 55 A marked-up UG2 face, Rustenburg, SA PGM operation

KROONDAL ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description The Kroondal operation is situated in the magisterial district of Rustenburg, approximately 120km north-west of Johannesburg and about 120km west of Pretoria (Tshwane) in the North West province of South Africa. As discussed in section 1, the Group considers the Kroondal operation as material for the purpose of SK-1300. The Kroondal operation consists of four shallow, operational, mechanised shafts in the western limb of the BIC. The UG2 Reef is accessed from surface using decline systems; underground mining takes place at depths of between 250m and 550m below surface. Ore is processed by two concentrator plants (K1 and K2). The concentrate was sold to a wholly-owned subsidiary of Anglo American Platinum, under a purchase of concentrate (PoC) off- take agreement, but has transitioned to a 4E PGM toll agreement since September 2024. Mineral title Apart from the principal mining right (held under DMRE reference number: NW30/5/1/2/2/80MR by SRPM, 32.1km&sup2;, expiring 28 July 2040), Kroondal Operation Pty Ltd is the holder of a converted mining right under DMRE reference number: NW30/5/1/2/2/104MR (Kroondal MR), in respect of a mining area totalling approximately 17.0km&sup2;, as well as a further mining right under DMRE reference number: NW30/5/1/2/2/113MR, in respect of a mining area totalling approximately 25.1km&sup2;, both valid from 17 October 2006 to 16 October 2022. Renewal applications in respect of these rights were submitted during 2022, within the official administrative window, and a successful outcome was granted on 23 July 2024, renewing the mining rights from 1 October 2024 to 30 September 2039. The Group has also applied for Section 11 approval for the transfer all Kroondal mineral title to SRPM, in line with the SRPM/Kroondal transaction referred to on page 54. Infrastructure and equipment All the permanent infrastructure required to access and mine the LoM plan is already established and in use. Major infrastructure consists of: • Four producing decline shafts, mined on a bord-and-pillar system with mechanised equipment • Two PGM concentrator plants treating the underground and open-pit material • Dense media separation plants at both concentrators that remove &plusmn;35% of the total volume delivered (principally waste) • Workshops, office blocks, and equipment stores • Water treatment plants The Kroondal mining complex has been in operation since early 2000 and the age and modernisation of these assets vary. The equipment used for underground mining consists predominantly of mechanised drilling, loading and hauling equipment. The ore is transported to the surface via conveyor belt systems and transported to the concentrators by rail and truck. The equipment at all shafts, including the plants, is subject to - detailed planned maintenance programmes; and SIB capital provisions are made on an annual basis to cater for repairs and replacements as needed. The property, plant and equipment book value (100% basis) for the assets of Kroondal, as at 31 December 2024, was R2.13 billion (US$113.9 million). OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS continued R&R – 56

HOISTING AND PRODUCTION CAPACITIES Operating shaft Operating hoisting Five-year planned capacity (ktpm) production (ktpm) Kwezi incline 72 57 K6 incline 135 87 Kopaneng incline 136 99 Bambanani incline 108 102 Note: Planned production is five-year hoisted average from 2025 onwards MINERAL PROCESSING AND CAPACITY Concentrator Plant Design Current operational capacity (ktpm) Average recovery factor (%) Material capacity (ktpm) treated K1 concentrator 290 148 82 UG2 K2 concentrator 300 255 80 UG2 K1 CRP 167 107 20 UG2 K2 CRP 167 165 12 UG2 Glencore (K150) 144 43 12 UG2 Glencore (K250) 192 66 7 UG2 Notes: Ore from Kopaneng and K6 shaft is processed at the K1 plant and ore from Kwezi and Bambanani shaft is processed at the K2 plant OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS KROONDAL continued R&R – 57 Shaft access portal at K6, Kroondal, SA PGM operations

4E PGM Mineral Resource estimate at 31 December 2024 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 PGM Southern Africa Tonnes Grade PGM Tonnes Grade PGM Kroondal (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Kroondal Underground Measured 25.5 3.3 2.7 25.3 3.3 2.7 Indicated 4.8 3.3 0.5 4.8 3.3 0.5 Measured + Indicated 30.3 3.3 3.2 30.2 3.3 3.2 Inferred — — — — — — TSF Surface Measured 67.6 0.9 2.1 — — — Indicated — — — — — — Measured + Indicated 67.6 0.9 2.1 — — — Inferred — — — — — — Total Measured + Indicated 97.9 1.7 5.3 30.2 3.3 3.2 Grand total 97.9 1.7 5.3 30.2 3.3 3.2 Notes: Reported at a zero cut-off grade. For commodity price assumptions refer to page 19 Section 1. For metallurgical recoveries, please refer to page 57 4E P G M ( M o z) Kroondal operation 4E PGM Mineral Resource reconciliation 4.4 -0.2 2.1 0.3 -0.3 6.2 -0.9 5.3 20 23 (I nc lu siv e of R es er ve s) D ep le tio ns In cl us io ns /e xc lu sio ns G eo lo gy Es tim at io n 20 24 (I nc lu siv e of R es er ve s) D isc ou nt ed fo r R es er ve s 20 24 (E xc lu siv e of R es er ve s) 0 2 4 6 8 Notes: The +41% change year-on-year to the stated Mineral Resources (inclusive of Mineral Reserves) is attributed to: – -0.2Moz in depletions – +2.1Moz in area inclusions due to the addition of three TSF Mineral Resources (K1, K2 and Marikana, which were drilled and estimated recently) as well as the inclusion of the Kwezi Shallows mining areas, which are shallow, remnant blocks previously excluded. – minor increase due to changes in geological losses and interpretation – -0.3Moz due to the addition of new data and subsequent change to the Mineral Resource models On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is +65%. The biggest driver of the change was the inclusion of three TSFs in the Mineral Resources (+2.1Moz). Depletion of -0.2Moz and geology and estimation aspects had lessor impacts. Grade control and ore definition drilling summary Planned 2025 Actual 2024 Actual 2023 Drilled Expenditure Drilled Expenditure Drilled Expenditure (m) (Rm) (m) (Rm) (m) (Rm) Kroondal surface 5,127 15.98 3,603 10.51 4,096 6.70 Kroondal underground 9,849 8.78 4,585 4.31 6,079 4.60 Total 14,976 24.76 8,188 14.82 10,175 11.30 Mining method Bord-and-pillar OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS KROONDAL continued R&R – 58

Modifying factors (underground) in converting Mineral Resources to Mineral Reserves Parameter Unit 2024 2023 Off-reef % 6.0 6.1 Dilution planned cm 16 15 Stoping width cm 219 219 Scalping % 3.0 3.7 Mine call factor % 92.0 95.0 4E PGM Mineral Reserve estimate at 31 December 2024 Mineral Reserves 31 Dec 2024 31 Dec 2023 PGM Southern Africa Tonnes Grade PGM Tonnes Grade PGM Kroondal (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Kroondal Underground Proved 9.1 2.5 0.73 9.1 2.5 0.73 Probable — — — — — — Proved + Probable 9.1 2.5 0.73 9.1 2.5 0.73 Klipfontein Opencast Surface Proved — — — — — — Probable — — — — — — Proved + Probable — — — — — — Grand total Proved + Probable 9.1 2.5 0.73 9.1 2.5 0.73 Notes: Reported at a 0 cut-off grade. Refer to the processing section, page 57, for metallurgical recoveries. For commodity price assumptions refer to page 19 Section 1. 4E P G M ( M o z) Kroondal operation 4E PGM Mineral Reserve reconciliation 0.7 -0.2 0.1 0.2 -0.02 0.7 2 02 3 Re se rv es D ep le tio n Ec on om ic s Es tim at io n M od ify in g fa ct or s 20 24 R es er ve s 0 0.5 1 Notes: The -1.0% change year-on-year in the stated Mineral Reserves is principally attributed to depletion of -0.2Moz, offset by marginal gains associated with economics and estimation Life of mine • It is estimated that the current Mineral Reserves will sustain the individual operations for periods up to 2027 (K6), 2028 (Kwezi), 2028 (Kopaneng) and 2037 (Bambanani). These timeframes include the depth extensions of the Kopaneng and Bambanani shafts into the Rustenburg mining right. The Mineral Reserves relating to these extensions are included in the Rustenburg operation totals. Tailings deposition and capacity TSFs are detailed below: • K1 TSF is fed from K1 plant at 28ktpm (life of TSF until 2030 at current deposition rate) • K150 TSF is fed from K1 plant at 86ktpm (life of TSF until 2028 at current deposition rate) • K2 TSF is fed from K1 (80%) and K2 (20%) plants at 86ktpm (life of TSF until 2030 at current deposition rate) • Marikana TSF is fed from K2 plant at 200ktpm (life of TSF until 2037 at current deposition rate) The Kroondal TSFs have a remaining capacity of 18.4Mt. The LoM requires 23.3Mt TSF capacity, resulting in a shortfall of 4.9Mt. The current capacity constraints will be mitigated through the integrated consolidated surface operations strategy which addresses tailings deposition across the SA PGM segment. A new TSF, the Marikana pit TSF, is currently subject to permitting by the authorities, and the appeal process for the Marikana pit TSF water use licence continues. Key developments and brownfield projects Please refer to the related Rustenburg (SRPM) section on page 54 regarding the Siphumelele Mechanised UG2 project, which would make use of the Bambanani decline infrastructure to access UG2 Mineral Resources located within the SRPM lease area, as well as the pending amalgamation of the SRPM and Kroondal operations. Annual development results Category Unit 2024 2023 Primary waste development (capital, declines, haulages, crosscuts, ore passes, travelling ways) m 153 621 Primary reef development (raise, winzes, wide raises) m 9,921 11,123 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS KROONDAL continued R&R – 59

Operational statistics and history Operational statistics 2024 2023 2022 Underground tonnes milled (kt) 4,765 3,068 3,251 Underground yield (g/t) 1.83 1.89 1.93 Total Annual 4E PGM production (koz) 281 186 202 Operating cost underground (R/t) 1,392 1,282 1,049 Total capital expenditure (Rm) 504 307 273 AISC (R/oz) 21,757 19,441 15,514 AISC (US$/oz) 1,188 1,056 948 Note: AISC calculated based on produced Oz • In 1996, a PFS on the Kroondal platinum project, in which Aquarius Platinum Ltd (Aquarius) had a 45% stake, was completed • Mine development began in 1998 and an initial off-take agreement was signed with Impala Platinum Ltd that continued until 2008 • Mining via two decline shafts began in March 1999 • In 2000, Aquarius increased its stake in Kroondal to 100% • • Between 2001 and 2003, Aquarius entered into JV (50:50) agreements with RPM, a subsidiary of Anglo American Platinum (AAP), to extract Mineral Reserves located on adjacent Anglo American Platinum mining rights. This included the construction of a second concentrator plant and enabled doubling of production. This agreement included a PoC off-take agreement with AAP • By 2005, the second concentrator plant was commissioned and by 2011, five decline shafts were in production • In 2013, the extent of the Mineral Resource included in the PSA was extended, prolonging Kroondal’s LoM • Sibanye-Stillwater acquired a 50% stake in Kroondal in 2016, via the acquisition of Aquarius in 2016 • In 2021 agreements with AAP were concluded allowing Kroondal to mine into the Rustenburg (SRPM) mining right • During 2022, the Group reached an agreement with AAP to take full ownership of Kroondal, and all contractual obligations were fulfilled during 2023 • In January 2025, Sibanye Rustenburg Platinum Mines Pty Ltd (SRPM) received regulatory approval to acquire all the assets and liabilities of Kroondal Operation Pty Ltd OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS KROONDAL continued R&R – 60 UG2 Ore stockpiling, SA PGM operations

MIMOSA –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Mineral Reserve classification map for Mimosa Property description Mimosa is a shallow, mechanised PGM and base metal mining operation located in the Wedza sub-chamber of the Great Dyke of Zimbabwe, some 32km west of Zvishavane, a major mining centre situated 340km south-west of Harare, the capital city of Zimbabwe. Mimosa Mining Company is jointly owned by Impala Platinum and Sibanye-Stillwater in terms of a 50:50 JV shareholding. The Mimosa operation has four mineralised areas: North Hill, South Hill, Far South Hill and the Mtshingwe Block. The Mimosa mine is an underground operation on the South Hill ore deposit, consisting of two shafts, namely the Blore shaft and the Wedza shaft. Mineral title The Mimosa mining right covers a mining lease for 65.94km&sup2;. The mining lease, Lease No 24, was granted to Mimosa Mines (Pvt) Ltd on 5 September 1996, giving it the exclusive mining rights for PGMs and base metals within the vertical limits of its boundary. As per Zimbabwean law, the mining right does not expire so long as annual renewal fees are up to date. In addition, Mimosa holds the 3.70km&sup2; South Ridge mining claims to the South. Infrastructure and equipment Mimosa is an established, mechanised, bord-and-pillar mining operation, with all the facilities and equipment to mine and produce precious and base metals concentrate. There are two decline shafts, and a small vertical shaft at 26 level south, which is equipped for hoisting people to surface in case of an emergency. Underground infrastructure includes an ore bunker, main and satellite workshops, pump stations, strike and dip conveyors, as well as the main conveyor in Blore shaft. Blore shaft has an operational capacity of 280ktpm. There is a fleet of mining machinery to enable the mechanised bord-and-pillar operation. The fleet of TMM equipment is serviced and repaired in the main underground workshop, which is adequately equipped for the purpose. Surface Infrastructure includes an ore stockpile, concentrator plant, garage, workshops, dirty water settling ponds, service and potable water storage tanks, a clinic and housing for selected essential staff. The Mimosa concentrator has an operational capacity of ~233 ktpm. Concentrates are transported by road to South Africa for smelting and refining at the Impala Platinum facilities. Tailings deposition and capacity Mimosa has completed the construction of TSF4, which is now operational. The TSF4 was designed with the capacity to handle the Mimosa LoM. It provides an additional 55Mt, a surplus capacity of 31Mt. 4E PGM Mineral Resource estimate at 31 December 2024 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 PGM Southern Africa Tonnes Grade PGM Tonnes Grade PGM Mimosa (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Underground Measured 17.1 3.4 1.9 16.9 3.4 1.9 Indicated 8.2 3.6 0.9 8.3 3.6 1.0 Measured + Indicated 25.3 3.5 2.8 25.3 3.5 2.8 Inferred 14.5 3.4 1.6 14.4 3.4 1.6 Grand total 39.8 3.5 4.4 39.7 3.5 4.4 Note: Mining is non-selective on a regional scale, and cut-off grades have not been applied, but mineralised cuts are optimised for economic metal extraction OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS continued R&R – 61

4E P G M ( M o z) Mimosa operation 4E PGM Mineral Resource reconciliation 6.9 -0.2 0.04 0.01 6.7 -2.3 4.4 20 23 (I nc lu siv e of R es er ve s) D ep le tio ns In cl us io ns /e xc lu sio ns Es tim at io n 20 24 (I nc lu siv e of R es er ve s) D isc ou nt ed fo r R es er ve s 20 24 (E xc lu siv e of R es er ve s) 0 2 4 6 8 Notes: The -2.9% change year-on-year to the stated Mineral Resources (inclusive of Mineral Reserves) is attributed to: – -0.2Moz in depletions – +0.04Moz in area inclusions – +0.01Moz due to the addition of new data and subsequent change to the Mineral Resource models On a Mineral Resources exclusive of Mineral Reserves basis there is no change year- on-year, with depletions off-set by gains. 4E P G M ( M o z) Mimosa operation 4E PGM Mineral Reserve reconciliation 1.6 -0.2 0.02 0.01 -0.04 1.5 20 23 R es er ve s D ep le tio n G eo lo gy Es tim at io n M od ify in g fa ct or s 20 24 R es er ve s 0 1 2 Notes: The -11.3% change year-on-year in the stated Mineral Reserves is attributed to: – -0.2Moz in depletions – Minor gains and losses associated with geology, estimation and modifying factors 4E PGM Mineral Reserves estimate at 31 December 2024 Mineral Reserves 31/Dec/2024 31/Dec/2023 PGM Southern Africa Tonnes Grade PGM Tonnes Grade PGM Mimosa (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Underground Proved 12.0 3.4 1.3 11.3 3.5 1.3 Probable 1.4 3.3 0.2 3.3 3.3 0.4 Grand total Proved + Probable 13.5 3.4 1.5 14.6 3.5 1.6 Notes: Based on a commodity price (US$/oz) assumption of Platinum 906; Palladium 1,010; Rhodium 4,600; Gold 2,169 and an exchange rate R/US$ of 18.50 Operational statistics 2024 2023 2022 Underground tonnes milled (kt) 1,469 1,392 1,387 Underground yield (g/t) 2.60 2.60 2.59 Total Annual 4E PGM production (koz) 123 116 116 Operating cost underground (R/t) 1,696 1,723 1,385 Total capital expenditure (Rm) 548 1,057 864 AISC (R/oz) 21,103 24,255 18,817 AISC (US$/oz) 1,152 1,317 1,150 Note: AISC calculated based on produced Oz OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM OPERATIONS MIMOSA continued R&R – 62

PGM EXPLORATION AKANANI –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description Akanani is an exploration project located on the northern limb of the BIC, in the Limpopo province of South Africa, 30km north-east of the town of Mokopane (Akanani project area). Extensive exploration drilling has been conducted on the south- eastern portion of the property, confirming significant Mineral Resources which offers the potential for a long-life, low-cost operation. The wide orebody (&gt;20m thick for the P2 unit) would enable a mechanised, long-hole, open-stope mining operation. Mineral title Akanani Mining Proprietary Limited (Akanani) was the holder of a converted prospecting right (Akanani PR) held under DMRE reference number LP 30/5/1/1/2/806 PR, registered in the MPTRO under reference MPT No. 249/2006 for platinum group metals, gold, silver, nickel, copper and cobalt on the farms Moordkopje and Zwartfontein which covered 40.95km&sup2;. The Akanani PR was renewed under the same DMRE reference number and ultimately expired on 3 April 2021. An application for a mining right over the Akanani project area was submitted by Akanani in March 2021, prior to expiry of the renewed Akanani PR. Based on what Sibanye-Stillwater believes is an incorrect interpretation of the prevailing legislation and case law, the DMRE granted a prospecting right to a third-party applicant over the Akanani project area and rejected the Akanani mining right application. Mineralisation characteristics The Mineral Resource is contained within the Platreef Pyroxenite unit that is considered to represent the Upper Critical Zone in this area and starts at approximately 750m below surface, with an economically depth cut-off of 2,000m applied. The Platreef Pyroxenite, which can be hundreds of metres thick, contains zones of PGM mineralisation, associated with various lithological units. The higher grade mineralisation is generally well constrained within a geological unit towards the top of the Platreef known as the P2 Unit that has an average thickness of approximately 20m. Mineralisation in the P1 unit occurs over a wider interval (30m) and appears to be less continuous than that of the P2 unit. The P1 unit is generally of lower grade than the P2 unit. Potholes and IRUP intrusions, such as those that occur on the Merensky and UG2 reefs, have not been recognised on the Platreef at the Akanani project. Losses in the Mineral Resource area are anticipated to occur as a result of dykes and veins, faults and localised alteration, particularly calc-silicate alteration. Such alteration is rare in the P2 unit and more common in the P1 unit. Major discontinuities, such as faults and dykes, have been identified throughout the deposit, via the interpretation of magnetic survey and diamond drilling information. A unique feature of the Platreef mineralisation is the ratio of platinum:palladium, which is close to 1:1, as well as the high concentration in base metal by-products, with nickel and copper grading 0.24% and 0.13% respectively, making for a very attractive and diversified metal mix. Key developments Sibanye-Stillwater is contesting the award of a prospecting right to a third party over the Akanani project area and the matter is expected to be heard by way of a review application in the High Court in the next twelve to eighteen months. Sibanye-Stillwater’s expectation is that the court will rule in its favour and set aside the granting of the prospecting right to a third party, and award the mining right over the Akanani project area to Sibanye-Stillwater. 4E PGM Mineral Resource estimate at 31 December 2024 Mineral Resources 31 Dec 2024 31 Dec 2023 PGM Southern Africa Tonnes Grade PGM Tonnes Grade PGM Akanani (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Exploration Underground Measured — — — — — — Indicated 164.5 4.2 22.0 164.5 4.2 22.0 Measured + Indicated 164.5 4.2 22.0 164.5 4.2 22.0 Inferred 87.9 3.4 9.6 87.9 3.4 9.6 Grand total 252.4 3.9 31.6 252.4 3.9 31.6 Notes: The Mineral Resource estimates includes both the P2 and P1 Units 10% geological losses were applied to the P2 model and 20% geological losses were applied to the P1 model OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 63

LIMPOPO ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description The wider Limpopo project area is located on the northern sector of the eastern limb of the BIC in the Limpopo province, approximately 50km south of the city of Polokwane. The project area consists of three mineral title areas, Voorspoed (Including the Baobab mining right and the Voorspoed prospecting area), Dwaalkop and Doornvlei mining right areas. The Baobab property has the full surface and underground infrastructure to support a mining rate of 90ktpm. It has a vertical shaft to a depth of 450m. There is a 90ktpm concentrator on the property. The Limpopo Baobab property was a producing operation that reached a maximum extraction rate of 75ktpm, before being placed on care and maintenance in early 2009. The concentrator plant is currently being leased to Anglo American Platinum. The Dwaalkop project is a 50:50 JV with Northam Platinum. Doornvlei is an undeveloped property. Mineral title Messina Platinum Mines Proprietary Limited (MPML) holds a converted mining right (Voorspoed MR) under DMRE reference number: LP30/5/1/2/2/77MR in respect of the Baobab mining area, covering an area of 6.024km&sup2;, expiring on 25 February 2044. MPML further holds a converted mining right (Doornvlei MR) under DMRE reference number: LP30/5/1/2/2/140MR. The Doornvlei MR expires on 25 February 2044. WPL was granted a Mining Right (Dwaalkop MR) under DMRE reference number: LP30/5/1/2/2/99MR by the DMRE during 2021, which is currently awaiting execution. MPML is also the holder of a converted prospecting right, the Voorspoed PR under DMRE reference number: LP 30/5/1/1/2/873 PR covering an area of 29km&sup2;. The Voorspoed PR expired on 28 November 2009 and a renewal application was submitted in September 2009. The renewal application remains pending at the DMRE. Mineralisation characteristics The UG2 and Merensky reefs are developed approximately 130m apart. The average width of the UG2 Reef for each property varies between approximately 1.90m and 3.05m, and the average width of the Merensky Reef for each property varies between approximately 0.90m and 2.25m. The reef dip is relatively steep in this area, with the dip in the Baobab and Dwaalkop-Doornvlei blocks being approximately 60° to the south. The Mineral Resources occur over a strike length of approximately 15km and are dislocated by several large faults, which form the lateral boundaries of the delineated Mineral Resource blocks of Baobab, Baobab East, Dwaalkop and Doornvlei. The UG2 Reef Mineral Resources in the northern sector of the Eastern Limb differ from other areas in the BIC in that the concentrations of both copper and nickel are elevated. These base metals form an important by-product of PGM mining. Key developments Due to the steep dip of the UG2 and Merensky reefs, the project remains an attractive mechanisation option, which fits well with Sibanye-Stillwater’s strategic goals. During 2023, the Group completed a concept level study into the re-opening of the Baobab shaft. Development of the project remains subject to Group capital expenditure ranking. 4E PGM Mineral Resource estimate as at 31 December 2024 Mineral Resources 31 Dec 2024 31 Dec 2023 PGM Southern Africa Tonnes Grade PGM Tonnes Grade PGM Limpopo (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Exploration Underground Measured 1.8 4.2 0.2 1.8 4.2 0.2 Indicated 80.0 4.1 10.5 80.0 4.1 10.5 Measured + Indicated 81.7 4.1 10.7 81.7 4.1 10.7 Inferred 70.9 4.0 9.2 70.9 4.0 9.2 Grand total 152.6 4.1 19.9 152.6 4.1 19.9 Notes: Mineral Resource estimates are based on a practical mining cut of not less than 90cm and may include some diluting material The Mineral Resources at Dwaalkop and Doornvlei occur from surface to a maximum depth of 800m beyond the last line of surface drill holes OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION PGM EXPLORATION continued R&R – 64

GOLD OPERATIONS OVERVIEW ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Geological setting Gold occurs in quartz-pebble conglomeritic units (or reefs) in a thick succession of metamorphosed sediments in what is known as the Witwatersrand Basin in South Africa. The basin is geographically located in the central-north to north-eastern part of South Africa and extends from Johannesburg in the north to some 40km south of Welkom and covers an area of approximately 70,000km&sup2;. More than 150 mines have operated in the basin since gold was first discovered in 1886, primarily producing gold. Uranium has also been historically produced, often as a by-product, since the early 1950s. The reefs, which are generally less than 2m thick, are widely considered to represent extensive alluvial fan deposits within structurally controlled basin edges. The gold is considered to have been syngenetically deposited with the conglomerates. Although the gold generally occurs in native form and is usually associated with pyrite, carbon and uranium, most of it has been subsequently modified and remobilised during secondary hydrothermal alteration. This is the generally accepted model for the origin of gold and uranium mineralisation of the Witwatersrand Basin. The most fundamental control to the gold distribution remains the association with mature quartz-pebble conglomerates on intra- basinal unconformity surfaces. The reefs are typically laterally continuous, as a consequence of the regional nature of the erosional surfaces. Consequently, the identification and modelling of erosional/sedimentary features are the key to in-situ Mineral Resource estimation. Mineral resource estimation (managed operations) Diamond drillhole and underground chip sample data forms the bulk of the analytical data used in the estimation. The data used in the Mineral Resource estimation is stored in a relational SQL database and becomes available after QA/QC validation processes are completed. Simplified stratigraphic column of the Witwatersrand Basin, highlighting the reefs mined at our operations Geological facies and 3D structural modelling are completed, based on data gathered from drillholes, chip sampling and underground mapping. Geological facies interpretation is considered in the statistical analysis and estimation process. The resulting statistical domains may be further sub-divided or combined to ensure homogeneity of data and are used as hard boundaries in the estimation for the block sizes of 10m by 10m, 25m by 25m, and 100m by 100m. Detailed exploratory data analysis is carried out on data within individual domains. The main interpolation methodology utilised is ordinary kriging for the 10m by 10m, and 25m by 25m blocks. Simple kriging is only used for 100m by 100m blocks. Mineral Resource tonnages and grades are estimated in-situ over an estimated minimum mining width, and may include mineralisation below the selected cut-off grade to ensure that the Mineral Resources comprise practical mining blocks of adequate size and continuity. Mineral Resource estimations are depleted within defined 2D structurally modelled blocks, and dip corrections are applied to reflect true tonnages. The Mineral Resources are reported using an economic cm.g/t (grade x thickness) cut-off, based on our long term Mineral Resource price outlook. Mineral Resource classification is based on the robustness of various data sources available including the confidence in the geological interpretation, variography and other estimation parameters. A Measured Resource classification is based on slope of regression on average greater than 95% in the first range of variograms for the block models of 10m by 10m and 25m by 25m. An Indicated Resource classification is based on the first and/or second search ellipse ranges and the number of samples averaging seventeen within the 100m by 100m block models. The areas in the third range of the variograms on the block size of 100m by 100m are classified as Inferred. Internal controls (QA/QC) (managed operations) The gold operations follow industry best practice in data acquisition, ensuring data reliability, and utilise accredited analytical laboratories, which are frequently audited, both internally and externally. QA/QC procedures are followed on all drilling and sampling programmes (including underground chip sampling). The database system in use at Sibanye-Stillwater is a relational SQL database. This has various levels of security and is managed by an onsite database administrator and audited by external service providers. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 65

Analytical QA/QC is maintained and enforced through the submission of blanks and certified reference material; on average at least one QA/QC sample is inserted in every batch of 100 samples. This approximates to 1% of the total sampling database. Analysis of the QA/QC samples consists of checks on the certified reference materials’ expected values, and analysis of blank material. An internal procedure to check the deviation from the expected value for the reference materials of samples are accepted within three standard deviations. Laboratory reporting of underground sampling results is not split into separate gold and silver assays. A combined grade is reported. For chip sampling, a “bullion” factor is then generated by the laboratory and released periodically to the operations to account for the silver content in the analysis. The laboratory is required to participate in various round robin exercises as part of maintaining their accreditation status. Internal audits of the laboratories are conducted every three months by the Mineral Resource department. The laboratory currently in use at the Sibanye-Stillwater gold operations, i.e. the Driefontein laboratory (Reg No 2002/031431/06) is SANAS (South African National Accreditation System) accredited with accreditation No T0379. GOLD PRICE VARIATION M in e ra l R e se rv e s (M o z) Gold Mineral Reserves price sensitivity 7.8 9.7 10.0 10.3 10.5 0.7 0.7 0.7 0.7 0.7 — — 0.04 0.04 0.04 1.8 2.3 2.4 2.5 2.6 0.3 1.6 1.6 1.7 1.72.2 2.4 2.5 2.7 2.82.7 2.7 2.7 2.7 2.7 Beatrix Cooke Driefontein Kloof Burnstone DRDGOLD -10% -5% 0% 5% 10% 0 2.5 5 7.5 10 12.5 Mineral Reserve Estimation (managed operations) The calculation of the Mineral Reserves from the Mineral Resource estimate includes the application of cut-off grades to ensure an average mining value that is above the pay limit. The pay limit is defined as the average value at which an orebody can be mined, at an all-in break-even cost, based on the planned mining volumes, updated modifying factors, and the estimated working cost. The cut-off grades, which are the absolute minimum mining grades that can be mined in order to maintain an average Mineral Reserve value aligned with the pay limit, are calculated using the latest pay limits and costs per mining area. Mining area selection is based on the cut-off grades, structural models, and pillar requirements, together with other practical mining considerations. Plans are developed with an approach that encourages the production team’s input into the process with guidance from all technical departments at multiple points in the planning process. The sensitivities of gold Mineral Reserve ounces at all operations are shown in the accompanying chart at -10%, -5%, base (R1,026,251kg), +5% and +10%, and are derived from a factored application of the base-case scheduled Mineral Reserves, reflecting the impact of a changing gold price on the prevailing cut-offs. The Mineral Reserve sensitivities are not based on detailed depletion schedules and should be considered on a relative and indicative basis only. Estimation risks Given the extensive mining history and well-understood nature of the orebodies, there are no deemed material risks to the Mineral Resource estimation. The key operational risks that could impact the Mineral Reserves are listed below. Commodity prices and exchange rate assumptions: Sibanye- Stillwater has adopted forward-looking price assumptions. Any material deviations from these assumptions could impact the Mineral Reserves, especially at marginal operations. Power supply interruptions: Loadshedding and load curtailment due to unreliable and erratic electricity supply from the national service provider has started to impact productivity at the operations. Even though Sibanye-Stillwater is actively working towards becoming less reliant on Eskom, with various renewable energy projects in construction phase, it will still be exposed to this risk in the short to medium term. Cost escalation: Above average cost inflation could impact operating margins, and hence Mineral Reserves. Although cost increases have been well maintained and cost escalation assumptions relating to factors such as wages, utilities (including electricity) and other operational consumables are aligned with Group estimates, continuous improvement initiatives are adopted to contain cost escalation to mitigate this risk. Operational performance: Operational underperformance and a slower than planned production build-up at projects may result in variations between planned and achieved production rates. Short interval controls are in place to enable the implementation of timeous interventions and, therefore, correction of deviations to plans. Ageing infrastructure: All the operating mines were developed between the 1960s and 1980s, and the original infrastructure needs regular maintenance, without which frequent break-downs and mining interruptions could occur. All major installations are continuously reviewed and a comprehensive planned maintenance system is in place Seismic risk: Mining at depth and the extraction of high-stressed areas makes the mines prone to mining-induced seismic events, which could result in interruptions, loss of mineable areas and serious injury. All mine plans are reviewed and approved by qualified rock engineers, a comprehensive seismic monitoring system is in place, and seismic response to production is monitored daily. Illegal mining: Mining activities are occasionally disrupted by illegal miners who gain access to the underground workings and operating footprint. These issues pose threats to the safety of our employees and to our operations, and contribute to increasing security-related costs. All shafts are completely fenced off, with strict access control; all operating areas are monitored via CCTV, and patrolled by security personnel. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS continued R&R – 66

KLOOF –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description The Kloof operation is an intermediate to deep level gold mining complex, situated in the West Wits Line of the Witwatersrand Basin, near the towns of Randfontein and Westonaria, approximately 60km west of Johannesburg, in the Gauteng province of South Africa. As discussed in section 1, the Group considers the Kloof operation as material for the purpose of SK-1300. The Kloof operation consists of three producing vertical shafts, namely No.1 shaft, No. 7 shaft and No. 8 shaft. 40 Level is currently the deepest working level at No. 7 shaft, approximately 3,200m below surface. Fresh ore is transported by road to the Driefontein No. 1 plant, approximately 20km to the west of the Kloof Operation, as part of infrastructure optimisation. In addition, selected Kloof surface rock dump (SRD) material is treated at the Ezulwini processing plant. Mineral Title The Kloof operation is operated in terms of a converted mining right, held by Sibanye Gold Pty Ltd under DMRE reference number GP30/5/1/2/2(66) MR (Kloof MR), valid from 30 January 2007 to 29 January 2027, for gold ore and associated minerals, in respect of a mining area totalling 200.87km&sup2;. Based on the current LoM, Kloof is preparing to submit a renewal application in terms of the provisions of the MPRDA from 2027. Infrastructure and equipment The Kloof operation is a mature, established mine, making use of conventional breast mining techniques, with all the permanent infrastructure required to access and mine the underground ore over the currently estimated eight year LoM. In addition, all the surface infrastructure required to process the material and produce dor&eacute; is in place. Additional to the three producing shaft systems, No. 10 shaft is used for pumping. Historic underground development is extensive, as can be expected of a mature mine of this size. Underground infrastructure includes access infrastructure (to convey personnel, materials and equipment to and from the working areas) and associated services to support mining operations. Horizontal infrastructure includes crosscuts, return airway drives, footwall haulage levels, and declines/inclines. Infrastructure required for ore flow and services include ore and waste passes, conveyor belts, battery powered rail conveyances, ore bins, loading stations, water dams, dewatering pump stations, secondary ventilation and workshops. Electrical, compressed air, and water reticulation are also part of the installed underground infrastructure All equipment required to operate is already in place and in use. SIB capital provisions are made in the LoM technical-economic model for all major equipment upgrades, replacements and maintenance to support the LoM. The property, plant and equipment book value (100%) of all the mine’s assets as at 31 December 2024, was R3.15 billion (US$168 million). Despite the age of the general infrastructure, all surface and underground infrastructure is reasonably well maintained and equipped. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS continued R&R – 67 Thuthukani shaft, Kloof, SA gold operations

HOISTING AND PRODUCTION CAPACITIES Operating shaft (No) Operating hoisting capacity (ktpm) 5-year planned production (ktpm) No. 1* Shaft 108/55/42 72 No. 7* Shaft** 52/63 10 No. 8 Shaft 35 25 Notes: * Main/sub-vertical ** To close end 2025 MINERAL PROCESSING AND CAPACITY Plant Design capacity (ktpm) Operational capacity (ktpm) Type Average recovery factor (%) Material treated Driefontein No. 1 Plant 240 240 CIP 97.0 UG Ezulwini Plant 200 133 CIL 82.8 SRD Mineralisation characteristics The Kloof orebodies comprise four gold-bearing reefs, namely the Ventersdorp contact reef (VCR), the Middelvlei reef (MVR), the Kloof reef (KR), and the Libanon reef (LR). The VCR, located at the top of the Central Rand Group, is the main historically exploited reef, but currently accounts for only 44% of ore mined at Kloof, while the KR, MVR, and LR account for 38%, 17% and 1%, respectively. This shift away from the VCR is partly due to the depletion of the VCR, but also accelerated by the recent closure of Kloof 4 shaft. The average dip of the reefs is 25 to 35 degrees to the south-east and the strike is approximately north-east south-west. The reefs are generally less than two metres thick. Approximately 1% of the total planned gold production comes from low-grade SRDs, which is primarily constituted of development waste rock, and does not form part of the official Mineral Resources or Mineral Reserves. Grade control and ore definition drilling summary Planned 2025 Actual 2024 Actual 2023 Drilled (m) Expenditure (Rm) Drilled (m) Expenditure (Rm) Drilled (m) Expenditure (Rm) Grade control and ore definition 18,835 27.10 10,812 20.30 14,600 25.00 Gold Mineral Resource estimate at 31 December 2024 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 GOLD Southern Africa Tonnes Grade Gold Tonnes Grade Gold Kloof (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Underground Measured 22.5 11.4 8.2 26.7 9.6 8.2 Indicated 22.1 6.4 4.5 24.5 5.5 4.3 Measured + Indicated 44.7 8.9 12.8 51.2 7.6 12.5 Inferred 6.2 5.3 1.0 7.0 4.5 1.0 Grand total 50.9 8.5 13.8 58.2 7.2 13.5 Notes: Weighted average cut-off grade of 560 cm.g/t. For commodity price assumptions refer to page 19 Section 1. For metallurgical recoveries, please refer to the Mineral Processing and capacity table on page 68 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS KLOOF continued R&R – 68

M o z Kloof operation gold Mineral Resource reconciliation 15.6 -0.2 0.1 0.4 -0.2 15.6 -1.8 13.8 20 23 (I nc lu siv e of R es er ve s) D ep le tio n G eo lo gy Es tim at io n Ec on om ic s 20 24 (I nc lu siv e of R es er ve s) D isc ou nt ed fo r R es er ve s 20 24 (E xc lu siv e of R es er ve s) 0 10 20 Notes: The +0.1% change year-on-year in the stated Mineral Resources (inclusive of Mineral Reserves) is mainly attributed to: – -0.2Moz in depletions – +0.1Moz due to geology relating to the extension of the Kloof reef sub-outcrop position – +0.4Moz due to the clean-up of data and subsequent update of estimation domains of the Kloof reef – -0.2Moz due to economical parameters related to changes in cut-off grades On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is +2.4%, driven primarily by changes relating to geology (+0.1Moz), and estimation (+0.4Moz), off-set by depletions (-0.2Moz) and economics (-0.2Moz). Modifying factors (Underground) in converting Mineral Resources to Mineral Reserves Parameter Unit 2024 2023 Average mined value (over LoM) (cm.g/t) 1,396 1,444 Off-reef mining % 2.7 2.2 Mine call factor % 83.7 84.2 Plant recovery factor % 97.0 98.0 Development to mill % 9.5 8.1 Survey discrepancy % 8.4 17.4 Resource channel width cm 117 111 Average stoping width cm 165 166 Average weighted reserve cut-off grade (cm.g/t) 560 640 Mineral Reserves pay limit (Year 1) (cm.g/t) 1,500 1,650 Gold Mineral Reserve estimate at 31 December 2024 Mineral Reserves 31 Dec 2024 31 Dec 2023 GOLD Southern Africa Tonnes Grade Gold Tonnes Grade Gold Kloof (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Underground Proved 6.6 5.8 1.2 7.6 5.1 1.3 Probable 2.4 5.2 0.4 3.2 5.6 0.6 Grand total Proved + Probable 8.9 5.6 1.6 10.8 5.3 1.8 Notes: For commodity price assumptions refer to page 19 Section 1. For cut-off grades and metallurgical recoveries, please refer to the modifying factors table above Annual development results Category Unit 2024 2023 Primary waste development (capital, declines, haulages, crosscuts, boxholes, travelling ways) m 5,982 6,879 Primary reef development (raise, winzes, wide raises) m 1,441 2,435 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS KLOOF continued R&R – 69

Mineral Reserve classification map for Kloof operation M o z Kloof operation gold Mineral Reserve reconciliation 1.8 -0.1 0.2 -0.1 -0.1 -0.001 1.6 20 23 R es er ve s D ep le tio n A re a in cl us io ns /e xc lu sio ns G eo lo gi ca l in te rp re ta tio n Ec on om ic p ar am et er s M od ify in g fa ct or s 20 24 R es er ve s 0 1 2 Notes: The -11.2% change year-on-year in the stated Mineral Reserves is attributed to: – -0.1Moz in depletions – +0.2Moz due to secondary reef inclusions – -0.1Moz due to changes in the underlying geological and estimation models at No. 8 Shaft and geotechnical exclusions at No. 1 Shaft – -0.1Moz due to the impact of revised cost/revenue – -0.001Moz due to changes in the modifying factors Tailings deposition and capacity Tailings will be deposited on the Driefontein TSFs as the Kloof material is being processed at the Driefontein No. 1 Plant. (see Driefontein tailings section). Key developments and brownfield projects The Kloof integration project, which aims to optimise and rationalise the infrastructure between No. 1 shaft and No. 3 shaft, is continuing as planned. This optimisation entails the re-opening of old development areas between No. 1 shaft and No. 3 shaft, which will allow the mining of the remaining VCR and other secondary reefs at No. 3 shaft, from No. 1 shaft. The Kloof operation has several secondary reefs (orebodies), including the MVR, the KR and the LR. Secondary reefs represent additional gold-bearing formations within the mine beyond the primary reef (the VCR). These secondary reefs can contain economically viable concentrations of gold and are targeted for exploration and extraction to extend the lifespan of the mine and increase overall productivity. Studies are underway to identify and test new mining methods, specifically targeting these large secondary reef areas, to secure a stable base which can then be enhanced with the addition of some of the higher grade remaining VCR areas. Operational statistics and history • In 1887, Gold Fields of South Africa Limited was established • In 1892, Gold Fields of South Africa Limited was renamed Consolidated Gold Fields of South Africa • Geophysical prospecting work conducted in the1930s led to the drilling and subsequent sinking of Venterspost shaft in 1934 • In 1964, Kloof’s main twin-shaft complex was initiated and the mine was officially opened in 1968 • In 2000 Kloof Gold Mine in its present form commenced with the amalgamation of Venterspost, Libanon, Kloof and Leeudoorn • In 2012, the conventional South African assets of Gold Fields Limited were unbundled into Sibanye Gold Limited • During 2023 Kloof 4 shaft was closed due to economic and safety considerations Operational statistics 2024 2023 2022 Underground tonnes milled (kt) 1,147 1,399 992 Underground yield (g/t) 3.77 4.85 4.34 Surface tonnes milled (kt) 1,358 1,565 1,954 Surface yield (g/t) 0.42 0.42 0.32 Annual Au production - Underground (koz) 139 218 138 Annual Au production - surface (koz) 18 21 20 Total Annual Au production (koz) 157 239 158 Operating cost underground (R/t) 4,973 5,276 6,045 Operating cost surface (R/t) 398 362 302 Total capital expenditure (Rm) 1,179 1,450 1,285 AISC (R/kg) 1,535,137 1,242,735 1,592,030 AISC (US$/oz) 2,607 2,099 3,025 Note: AISC calculated based on Oz sold OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS KLOOF continued R&R – 70

DRIEFONTEIN –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description The Driefontein operation is a mature, deep to ultra-deep level gold mine, located near Carletonville, approximately 70km west of Johannesburg, in the Gauteng province of South Africa. It consists of four vertical operating shafts, No. 1 shaft, No. 4 shaft, No. 5 shaft and No. 8 shaft, extending down to 50 level (the lowest working level) at No. 5 shaft, approximately 3,300m below surface. As discussed in section 1, the Group considers the Driefontein operation as material for the purpose of SK-1300. Ore from all the shafts is processed at the Driefontein No. 1 plant. The production from No. 4 shaft and No. 5 shaft is conveyed underground to No. 2 shaft on 22 and 24 levels for hoisting. The Driefontein operation has three fissure water pumping shafts: No. 8 shaft, No. 10 shaft, and North shaft, of which only No. 8 shaft is still producing gold. North shaft pumps bulk fissure water for treatment to potable water standards for own use. These shafts combined pump approximately 100ML/day to prevent the operations from flooding. Mineral title The Driefontein operation is operated in terms of a converted mining right held by Sibanye Gold Pty Ltd under DMRE reference number GP30/5/1/2/2(51) MR (Driefontein MR), valid from 30 January 2007 to 29 January 2037, for gold and associated minerals, in respect of a mining area totalling 85.61km&sup2;. Infrastructure and equipment The Driefontein operation has been in production since the 1950s, with the last shafts being commissioned in the late 1990s. It includes all the permanent infrastructure required to access and mine the underground areas. All the mineral processing infrastructure is also well established and in use. The shafts are well maintained and will support mining operations over the estimated ten year LoM. The historic underground development is extensive, as can be expected of a mature mine of this size. All footwall access development is mined using mechanical rail-bound methods that are well understood. All stoping is completed using conventional, narrow tabular methods and as such is relatively labour intensive. Provision is made in the LoM and technical-economic model for all major equipment upgrades, replacements and maintenance to support the LoM. The property, plant and equipment book value (100%) of all the mine’s assets as at 31 December 2024, was R5.02 billion (US$267.6 million). HOISTING AND PRODUCTION CAPACITIES Operating shaft (No) Operating hoisting capacity (ktpm) 5-year planned production (ktpm) No. 1* Shaft 46/41/53 24 No. 2** Shaft 73 61 No. 4 SV Shaft 64 22 No. 5 T Shaft 41 39 No. 8 Shaft 44 26 Notes: * Main/sub-vertical/tertiary ** No. 4 and No. 5 Shafts’ hoisted to surface at No. 2 Shaft MINERAL PROCESSING AND CAPACITY Plant Design capacity (ktpm) Operational capacity (ktpm) Type Average recovery factor (%) Material treated No. 1 Plant 240 240 CIP 97 UG Mineralisation characteristics The Driefontein operation exploits three primary orebodies, namely the Ventersdorp contact reef (VCR) located at the top of the Central Rand Group, the Carbon leader reef (CLR) near the base of the group, and the Middelvlei reef (MVR), which stratigraphically occurs some 50 to 75 metres above the CLR. The VCR strikes east-north-east and has a regional dip of about 21° to the south-southeast. CLR strikes west-south-west and dips to the south at approximately 25°; MVR strikes west-south-west, with a regional dip of approximately 22° to the south-southeast. Most of the mining takes place on the VCR, which constitutes 60% of the Mineral Reserves, the CLR 34%, and MVR the remaining 6%. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS continued R&R – 71 Ya Rona shaft, Driefontein, SA gold operations

Grade control and definition drilling summary Planned 2025 Actual 2024 Actual 2023 Drilled (m) Expenditure (Rm) Drilled (m) Expenditure (Rm) Drilled (m) Expenditure (Rm) Grade control and ore definition 27,092 41.17 17,984 24.94 16,947 22.47 Gold Mineral Resource estimate at 31 December 2024 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 GOLD Southern Africa Tonnes Grade Gold Tonnes Grade Gold Driefontein (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Underground Measured 13.4 11.1 4.8 15.6 9.1 4.6 Indicated 8.0 8.2 2.1 10.3 7.6 2.5 Measured + Indicated 21.4 10.0 6.9 25.9 8.5 7.1 Inferred 3.3 6.2 0.7 4.5 5.0 0.7 Grand total 24.7 9.5 7.5 30.4 8.0 7.8 Notes: Weighted average cut-off grade of 628 cm.g/t. For commodity price assumptions refer to page 19 Section 1. For metallurgical recoveries, please refer to the Mineral Processing and recoveries table on page 71 M o z Driefontein operation gold Mineral Resource reconciliation 11.5 -0.3 -0.2 -0.3 -0.1 10.7 -3.1 7.5 20 23 (I nc lu siv e of R es er ve s) D ep le tio n G eo lo gy Es tim at io n Ec on om ic s 20 24 (I nc lu siv e of R es er ve s) D isc ou nt ed fo r R es er ve s 20 24 (E xc lu siv e of R es er ve s) 0 5 10 Notes: The -7.3% change year-on-year in the stated Mineral Resources (inclusive of Mineral Reserves) is attributed to: – -0.3Moz in depletions – -0.2Moz in changes to the VCR geological interpretation at No. 5 shaft – -0.3Moz in estimation due to the addition of new data and re-interpretation of VCR domains – -0.1Moz due to a change in economical parameters: decrease in the cut-off grades at No. 1. shaft (-0.07Moz) and No. 4. shaft (-0.01Moz) On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is -3.4%, driven primarily by the changes relating to geology (-0.2Moz), estimation (-0.3Moz) and depletion (-0.3Moz). Modifying factors (underground) in converting Mineral Resources to Mineral Reserves Parameter Unit 2024 2023 Average mined value (over LoM) (cm.g/t) 1,869 1,929 Off-reef mining % 6.2 5.5 Mine call factor % 84.4 84.1 Plant recovery factor % 97.0 97.0 Development to mill % 9.9 9.5 Survey discrepancy % 12.1 12.1 Resource channel width cm 67 71 Average stoping width cm 173 154 Average weighted reserve cut-off grade (cm.g/t) 628 550 Mineral Reserves Pay Limit (Year 1) (cm.g/t) 1,920 1,970 Gold Mineral Reserve estimate at 31 December 2024 Mineral Reserves 31 Dec 2024 31 Dec 2023 GOLD Southern Africa Tonnes Grade Gold Tonnes Grade Gold Driefontein (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Underground Proved 5.6 6.9 1.2 5.6 8.7 1.6 Probable 5.4 6.8 1.2 6.0 7.1 1.4 Grand total Proved + Probable 11.0 6.8 2.4 11.6 7.9 2.9 Notes: For commodity price assumptions refer to page 22 Section 1. For cut-off grades and metallurgical recoveries, please refer to the modifying factors table on page 79 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS DRIEFONTEIN continued R&R – 72

Mineral Reserve classification map for the Driefontein operation M o z Driefontein operation gold Mineral Reserve reconciliation 2.9 -0.2 -0.3 0.04 -0.1 -0.004 2.4 20 23 R es er ve s D ep le tio n A re a in cl us io ns /e xc lu sio ns G eo lo gi ca l in te rp re ta tio n Ec on om ic p ar am et er s M od ify in g fa ct or s 20 24 R es er ve s 0 1 2 3 Notes: The -18.1% change year-on-year in the stated Mineral Reserves is attributed to: – -0.2Moz in depletions – -0.3Moz in exclusions of lower grade areas on VCR at No. 1 shaft and No. 5 shaft – -0.1Moz dropped due to decreasing value as a result of the slope reef intersection on the VCR Tailings deposition and capacity There are two active TSFs, Driefontein TSF1 and Driefontein TSF2, both being fed with fresh underground tailings: • Driefontein TSF1 has available capacity of 11.9Mt, with an estimated LoM depositional requirement of 10.0Mt, resulting in surplus capacity of 1.9Mt • Driefontein TSF2 has available capacity of 11.8Mt, with an estimated LoM depositional requirement of 10.0Mt, resulting in surplus capacity of 1.8Mt The LoM depositional requirement includes tailings from the processing of the Kloof underground material over the life of the operation. Key developments and brownfield projects The No. 4 shaft pillar extraction project is in progress, with wide raise development and selected stoping being done on the perimeter, making up more than one third of the total Mineral Reserves for No. 4 shaft. Final extraction has been sequenced to coincide with the extraction of the remaining Mineral Reserves on the lower levels. The exploration of the secondary VCR at No. 1 shaft and No. 5 shaft continues to yield positive results with the VCR currently comprising 60% of the total mining planned over the LoM. Continuous exploration drilling of the VCR at No. 1 shaft and No. 5 shaft is likely to continue playing a critical role in securing LoM extensions at these shafts. Annual development results Category Unit 2024 2023 Primary waste development (capital, declines, haulages, crosscuts, boxholes, travelling ways) m 7,497 7,398 Primary reef development (raise, winzes, wide raises) m 1,823 1,249 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS DRIEFONTEIN continued R&R – 73

Operational statistics and history Operational statistics 2024 2023 2022 Underground tonnes milled (kt) 1,152 1,237 840 Underground yield (g/t) 6.05 5.76 5.45 Surface tonnes milled (kt) 50 258 694 Surface yield (g/t) 1.00 0.52 0.46 Annual Au production - Underground (koz) 224 229 147 Annual Au production - surface (koz) 2 4 10 Total Annual Au production (koz) 226 233 157 Operating cost underground (R/t) 5,912 5,267 6,289 Operating cost surface (R/t) 300 384 282 Total capital expenditure (Rm) 2,043 1,951 1,152 AISC (R/kg) 1,263,657 1,187,292 1,378,868 AISC (US$/oz) 2,146 2,005 2,620 Note: AISC calculated based on Oz sold • Exploration activities from 1933 to 1939 culminated in the registration of West Driefontein Mining Company in 1945 • West Driefontein started milling ore in 1952 following shaft sinking • Further exploration lead to the adjoining East Driefontein Gold Mining Company Limited in 1968, with first production in 1972 • In 1981, East Driefontein Gold Mining Company Ltd became a wholly-owned subsidiary of Driefontein Consolidated Ltd • In 1999, Gold Fields Limited obtained full control of Driefontein Gold Mine by buying AngloGold Ashanti Limited’s 21.5% shareholding • In 2012, the conventional South African assets of Gold Fields Limited were unbundled into Sibanye Gold Limited • In 2014, Sibanye-Stillwater completed the PFS of the Driefontein No. 5 Shaft Drop-down project and drop-down development commenced. This decline project was deferred in 2018 • In 2019 the No. 4 shaft pillar extraction project commenced • The COVID-19 pandemic and the associated national lockdown halted all production from April to the middle of May 2020, at which point a gradual build-up in production was initiated • In 2021, successful exploration of the secondary VCR at No.1 Shaft and No. 5 shaft increased Mineral Reserves by &gt;0.3Moz. Ongoing success has resulted in an extension of LoM to 2034 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS DRIEFONTEIN continued R&R – 74 VCR working panel, SA gold operations

BEATRIX –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description The Beatrix operation is a mature, shallow to intermediate depth underground gold operation. It is located near the towns of Welkom and Virginia, approximately 280km south-west of Johannesburg, in the Free State province of South Africa. The Beatrix operation is a conventional, breast mining operation, consisting of two operating shafts: No. 1 shaft and No. 3 shaft. The ore-body is accessed using a vertical shaft system, down to 26 level (the lowest working level at No. 3 shaft), approximately 1,350m below surface. Mining predominantly takes place from No. 3 shaft. The No. 1 shaft remains open as a secondary escape way for No. 3 shaft. Beatrix. 4 shaft was closed in early 2023. Mineral title The Beatrix operation is operated under a converted mining right held by Sibanye Gold Pty Ltd under DMRE reference number: FS30/5/1/2/2/10047 (Beatrix MR) in respect of gold and associated minerals over a mining area totalling 168.21km&sup2;. The Beatrix MR is valid until 6 February 2030. Mineralisation characteristics The Beatrix operation exploits the VS5/Beatrix reefs (VS5/BR) at the base of the Eldorado Formation. In general, the composite reefs range between 130cm and 350cm in width. The orebody is shallow, dipping at 10&ordm; to 15&ordm;. Grade control and definition drilling summary Planned 2025 Actual 2024 Actual 2023 Drilled (m) Expenditure (Rm) Drilled (m) Expenditure (Rm) Drilled (m) Expenditure (Rm) 1,400 1.31 1,182 1.25 2,780 2.44 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS continued R&R – 75 Beatrix plant, SA gold operations

Gold Mineral Resource estimate at 31 December 2024 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 GOLD Southern Africa Tonnes Grade Gold Tonnes Grade Gold Beatrix (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Beatrix Underground Measured 11.1 6.4 2.3 12.6 5.9 2.4 Indicated 14.6 6.0 2.8 16.0 5.8 3.0 Measured + Indicated 25.6 6.2 5.1 28.6 5.8 5.4 Inferred 1.7 4.9 0.3 0.5 4.1 0.1 Beisa Underground Measured 3.6 3.2 0.4 3.6 3.2 0.4 Indicated 7.8 3.3 0.8 7.8 3.3 0.8 Measured + Indicated 11.4 3.3 1.2 11.4 3.3 1.2 Inferred 0.04 3.3 0.004 0.04 3.3 0.004 Total Measured + Indicated 37.0 5.3 6.3 40.0 5.1 6.6 Grand total 38.7 5.2 6.5 40.5 5.1 6.6 Notes: Weighted average cut-off grade of 440 cm.g/t. For commodity price assumptions refer to page 19 Section 1. Metallurgical recoveries of 94.5% Modifying factors (underground) in converting Mineral Resources to Mineral Reserves Parameter Unit 2024 2023 Average mined value (over LoM) (cm.g/t) 1,083 1,097 Off-reef mining % 3.0 2.8 Mine call factor % 66.6 65.8 Plant recovery factor % 94.5 94.5 Development to mill % 2.9 2.7 Survey discrepancy % 5.5 5.5 Resource channel width cm 131 144 Average stoping width cm 179 184 Average weighted reserve cut-off grade (cm.g/t) 440 440 Mineral Reserves pay limit (Year 1) (cm.g/t) 990 1,030 Gold Mineral Reserves estimate at 31 December 2024 Mineral Reserves 31 Dec 2024 31 Dec 2023 GOLD Southern Africa Tonnes Grade Gold Tonnes Grade Gold Beatrix (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Underground Proved 4.6 3.9 0.6 4.7 3.5 0.5 Probable 1.4 2.6 0.1 1.2 3.5 0.1 Grand total Proved + Probable 6.0 3.6 0.7 5.9 3.5 0.7 Notes: For commodity price assumptions refer to page 19 Section 1. For cut-off grades and metallurgical recoveries, please refer to the modifying factors table above OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS BEATRIX continued R&R – 76

Beatrix Mineral Reserve classification map M o z Beatrix operation gold Mineral Reserve reconciliation 0.7 -0.1 0.1 0.02 0.01 0.002 0.7 20 23 R es er ve s D ep le tio n A re a in cl us io ns /e xc lu sio ns G eo lo gi ca l in te rp re ta tio n Ec on om ic p ar am et er s M od ify in g fa ct or s 20 24 R es er ve s 0.0 0.5 1.0 Notes: The +5.5% change year-on-year in the stated Mineral Reserves is attributed to: – -0.1Moz in depletions – +0.1Moz in additions based on optimisation of No. 3 shaft Tailings deposition and capacity There is one active TSF, the Beatrix TSF; and one dormant TSF, the No. 4 shaft TSF. The Beatrix TSF has remaining capacity of 15.4Mt, with expected LoM deposition of 6.0Mt, leading to a 9.4Mt surplus. Key developments and brownfield projects The Beatrix operation current LoM is anticipated to end in 2028. No. 1 shaft is being kept open on an incremental value contribution basis, and is not included in the official LoM plan. Previously unmined (white) areas have been included in the 2024 Mineral Reserves, extending the LoM by 1 year over previous estimates. Remaining areas are continuously assessed for viability. Operational statistics Annual development results Category Unit 2024 2023 Primary waste development (capital, declines, haulages, crosscuts, boxholes, travelling ways) m 2,956 5,018 Primary reef development (raise, winzes, wide raises) m 2,887 2,480 Total m 5,843 7,497 Operational statistics 2024 2023 2022 Underground tonnes milled (kt) 1,295 1,420 929 Underground yield (g/t) 2.90 2.93 3.08 Surface tonnes milled (kt) 76 366 124 Surface yield (g/t) 0.18 0.22 0.41 Annual Au production - Underground (koz) 121 134 92 Annual Au production - surface (koz) 0.5 3 2 Total Annual Au production (koz) 121 136 94 Operating cost underground (R/t) 3,210 2,822 4,277 Operating cost surface (R/t) 327 262 557 Total capital expenditure (Rm) 306 438 375 AISC (R/kg) 1,225,407 1,100,668 1,573,006 AISC (US$/oz) 2,081 1,859 2,989 Note: AISC calculated based on oz sold OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS BEATRIX continued R&R – 77

Uranium at Beatrix The Beisa uranium Mineral Resource (which is unchanged from 2023) is contained in the Beisa reef, that occurs in the western portion (No. 4 shaft) of the Beatrix operation mining right. The Beisa uranium and gold Mineral Resource subject to a pending transaction with Neo Energy Metals PLC (Neo), expected to close in early 2026, for the sale of the Beisa mine for a consideration of R250 million in cash and R250 million in equity in Neo (approximately 40%). Uranium (U3O8) Mineral Resource estimate at 31 December 2024 Mineral Resources 31 Dec 2024 31 Dec 2023 URANIUM Southern Africa Tonnes Grade U₃O₈ Tonnes Grade U₃O₈ BEATRIX (Mt) (kg/t) (Mlb) (Mt) (kg/t) (Mlb) Exploration Beisa Underground Measured 3.6 1.09 8.5 3.6 1.09 8.5 Indicated 7.8 1.07 18.3 7.8 1.07 18.3 Measured + Indicated 11.4 1.07 26.9 11.4 1.07 26.9 Inferred 0.04 1.10 0.1 0.04 1.10 0.1 Total Measured + Indicated 11.4 1.07 26.9 11.4 1.07 26.9 Grand total 11.4 1.07 27.0 11.4 1.07 27.0 Notes: * Unchanged year-on-year * For commodity price assumptions refer to page 19 Section 1 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS BEATRIX continued R&R – 78 3 Shaft, Beatrix, SA gold operations

COOKE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description The Cooke operation is situated in the West Wits Line of the Witwatersrand Basin, near the town of Randfontein, approximately 35km south-west of Johannesburg, in the Gauteng province of South Africa. It was previously a large underground mining complex, consisting of four vertical production shafts, but the underground workings were placed on care and maintenance during 2017. Current operations comprise of the Randfontein surface operation (RSO), which processes historic tailings through the Cooke gold plant. In addition,the Ezulwini gold plant (at No. 4 shaft) is used as a toll treatment facility, catering to both external and internal operations. Mineral title Rand Uranium Pty Ltd (a subsidiary of Sibanye Gold Pty Ltd) holds a converted mining right over the operations known as Cooke No. 1, No. 2 and No. 3 in terms of the MPRDA, under DMRE reference number: GP30/5/1/2/2/07 MR (Cooke 123 MR), valid from 18 December 2007 to 17 December 2037 and covering a total area of 78.75km&sup2;. Rand Uranium Pty Ltd also holds a converted mining right over the operation known as Randfontein surface operation (RSO) in terms of the MPRDA, under DMRE reference number: GP30/5/1/2/2/173 MR (RSO MR) valid from 7 May 2009 to 6 May 2039, with a total area of 31.30km&sup2;. Ezulwini Mining Company Pty Ltd (a subsidiary of Sibanye Gold Pty Ltd) holds a converted mining right over the operation known as Cooke No. 4 (Ezulwini), under DMRE reference number: GP30/5/1/2/2/38 MR (Ezulwini MR), valid from 20 November 2006 to 19 November 2036 and covering a total area of 37.18km&sup2;. Infrastructure and equipment The RSO is a mature, established and ongoing reprocessing operation. All the permanent infrastructure required to mine and process the surface Mineral Reserves declared in support of the LoM plan, is already established and in use. The mining method is via monitored high-pressure water jets. The Cooke gold plant has a design capacity of 400ktpa, while the Ezulwini gold plant can process 200ktpa. Mineralisation characteristics The mineral assets are historical gold plant tailings material from the mining of auriferous and uraniferous quartz conglomerate ore from the Witwatersrand Basin. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS continued R&R – 79 TSF Drilling at Cooke dump Millsite TSF, aerial image

Gold Mineral Resource estimate at 31 December 2024 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 GOLD Southern Africa Tonnes Grade Gold Tonnes Grade Gold Cooke (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations Cooke TSF Surface Measured 60.3 0.3 0.5 60.3 0.3 0.5 Indicated 5.3 0.4 0.1 5.3 0.4 0.1 Measured + Indicated 65.6 0.3 0.6 65.6 0.3 0.6 Inferred — — — — — — RSO-Millsite TSF Surface Measured 90.3 0.2 0.7 90.6 0.2 0.7 Indicated 1.0 0.3 0.009 0.4 0.2 — Measured + Indicated 91.3 0.2 0.7 91.0 0.2 0.7 Inferred — — — — — — Cooke 4 TSF Surface Measured — — — — — — Indicated 34.4 0.3 0.3 34.4 0.3 0.3 Measured + Indicated 34.4 0.3 0.3 34.4 0.3 0.3 Inferred — — — — — — Total Measured + Indicated 191.3 0.3 1.6 191.0 0.3 1.6 Grand total 191.3 0.3 1.6 191.0 0.3 1.6 Notes: Reported at a zero cut-off grade. For commodity price assumptions refer to page 19 Section 1 M o z RSO and Cooke operation gold Mineral Resource reconciliation 1.7 -0.02 1.7 -0.04 1.6 20 23 (I nc lu siv e of R es er ve s) D ep le tio n 20 24 (I nc lu siv e of R es er ve s) D isc ou nt ed fo r R es er ve s 20 24 (E xc lu siv e of R es er ve s) 0 0.5 1 1.5 2 2.5 M o z Cooke operation gold Mineral Reserve reconciliation 0.07 -0.02 -0.01 0.04 20 23 R es er ve s D ep le tio n Ec on om ic p ar am et er s 20 24 R es er ve s 0.00 0.05 0.10 Gold Mineral Reserve estimate at 31 December 2024 Mineral Reserves 31 Dec 2024 31 Dec 2023 GOLD Southern Africa Tonnes Grade Gold Tonnes Grade Gold Cooke (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations TSF Surface Proved — — — — — — Probable 5.4 0.3 0.04 8.8 0.3 0.1 Grand total Proved + Probable 5.4 0.3 0.04 8.8 0.3 0.1 Note: For commodity price assumptions refer to page 19 Section 1 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS COOKE continued R&R – 80

Mineral Reserve classification map for the RSO (Millsite) Tailings deposition and capacity Tailings from Cooke plant are deposited into historic, unrehabilitated, open pits connected to the old underground workings of the historic Randfontein Estates Gold Mine as part of the approved environmental management programme report (EMPR). The volumetric depositional capacity available in these pits, which assumes there is no further storage capacity in the connected underground workings, is used to constrain the current two year LoM. Longer term, the exploitation of the remaining surface Mineral Resources are dependent on the establishment of a new regional TSF, which is being pursued via DRDGOLD. Key developments and brownfield projects Since the Mineral Reserves are limited by the availability of tailings storage in the old pits, a focus for the operation is to secure additional tailings depositional capacity that could support an increase in the reported two years LoM. The Millsite TSF complex, which is currently being exploited, and represents the bulk of the reported Mineral Resources, contains a total of approximately 96.8Mt of attributable Mineral Resources, potentially supporting a twenty year LoM. The regional TSF being pursued by DRDGOLD, as part of their phase two expansion of the FWGR operation (See page 84), is an alternative depositional solution being investigated. Operational statistics Operational statistics 2024 2023 2022 Surface tonnes milled (kt) 4,425 4,289 4,074 Surface yield (g/t) 0.28 0.28 0.25 Total Annual Au production (koz) 39 38 32 Operating cost surface (R/t) 364 294 210 AISC (R/kg) 1,388,661 1,117,309 907,407 AISC (US$/oz) 2,358 1,887 1,724 Note: AISC calculated based on Oz sold Uranium at Cooke The Cooke uranium Mineral Resources are contained within two historic TSFs situated on the Cooke mineral rights. They are classified as “moveable assets” and as such the right to mine is not tied to the mining right. The uranium Mineral Resources are by-products of gold mining at the historic Cooke operations. These surface uranium Mineral Resources represent a key strategic opportunity due to the proximity of the existing Cooke (gold only) and Ezulwini (gold and uranium) processing plants. The feasibility study (FS) into the exploitation of the uranium in the Cooke dump is progressing well with the FS expected to be delivered by Q4 2025 and a final investment decision expected in 2026. Uranium Mineral Resource estimate at 31 December 2024 Mineral Resources 31 Dec 2024 31 Dec 2023 URANIUM Southern Africa Tonnes Grade U₃O₈ Tonnes Grade U₃O₈ COOKE (Mt) (kg/t) (Mlb) (Mt) (kg/t) (Mlb) Exploration Cooke TSF Surface Measured 60.3 0.19 24.7 60.3 0.19 24.7 Indicated 5.3 0.12 1.4 5.3 0.12 1.4 Measured + Indicated 65.6 0.18 26.1 65.6 0.18 26.1 Inferred — — — — — — Cooke 4 TSF Surface Measured — — — — — — Indicated 34.4 0.08 6.2 34.4 0.08 6.2 Measured + Indicated 34.4 0.08 6.2 34.4 0.08 6.2 Inferred — — — — — — Total Measured + Indicated 100.0 0.15 32.2 100.0 0.15 32.2 Grand total 100.0 0.15 32.2 100.0 0.15 32.2 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS COOKE continued R&R – 81

DRDGOLD ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description DRDGOLD (50.23% owned by Sibanye-Stillwater) is a JSE and NYSE- listed company that operates the ERGO and Far West Gold Recoveries (FWGR) operations, recovering gold from the retreatment of historic gold TSFs: • The ERGO metallurgical plant, and its associated TSFs, are located 70km east of Johannesburg in the Gauteng province • The Knights plant, located 25km east of Johannesburg, off the R29 Main Reef road, previously operated as a metallurgical plant and has been reconfigured to operate as a milling and pump station which feeds material to the ERGO plant • City Deep is a milling plant which operates as a pump/milling station feeding the ERGO and Knights metallurgical plants The FWGR assets, acquired in 2018 from Sibanye-Stillwater, are situated in the West Rand of the Gauteng province, 30km south- west of Johannesburg. The FWGR operation includes historical TSFs, with a total area of 4.1km&sup2;, and includes the Driefontein No. 2 metallurgical plant. Mineral title DRDGOLD and its subsidiaries hold the rights to some of the properties where the Mineral Resources are located. In other cases, agreements are in place with the landowners to mine the dump material and rehabilitate the land for other uses. The necessary agreements are in place for all properties in the LoM plan. At ERGO, DRDGOLD has submitted an application to renew and consolidate all the related mining rights into a single mining right for 30 years, which is the maximum allowable period as detailed in the MPRDA. Mining rights are held at ERGO Mining Pty Ltd level, and their current status are listed below: • CMR GP, 30/5/1/2/2/10024 MR, 6,16km&sup2;, expired on 20/06/2014. Renewal application submitted. Awaiting grant • Crown GP, 30/5/1/2/2/10022 MR, 11,25km&sup2;, expired on 20/06/2014. Renewal application submitted. Awaiting grant • City Deep GP, 30/5/1/2/2/10023 MR, 5.7km&sup2;, expired on 17/01/2014. Renewal application submitted. Awaiting grant • Knights GP, 30/5/1/2/2/10067 MR, 5.76km&sup2;, expired on 20/06/2018. Renewal application submitted. Awaiting grant • ERGO GP, MR 30/5/1/2/2/10097, 33,58km&sup2;, expired on 27/10/2021. Renewal application submitted. Awaiting grant These rights are enforceable until such stage as the DMRE has accepted or rejected the mining renewal applications as per the MPRDA. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS continued R&R – 82 Far West Gold Recoveries, TSF reclamation

There are impediments on the right to mine at the Grootvlei complex and Marievale TSFs. Please refer to the DRDGOLD Annual Integrated Report 2024 for details (page 111). Infrastructure and equipment The ERGO assets include multiple TSFs, an extensive network of pipelines, and tailings deposition facilities including the significant Brakpan/Withok TSF. The ERGO plant has a processing capacity of 1.7Mtpm capacity. Material treated at the ERGO plant is deposited onto the Brakpan/Withok TSF with a depositional capacity of 2.0Mtpm. At FWGR, the upgraded Driefontein No. 2 plant currently has a treatment capacity of 0.6Mtpm of material from Driefontein No. 3 TSF. Treated material is deposited on the Driefontein No. 4 TSF with a depositional capacity of 0.5Mtpm. At ERGO, sandy material is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. At both operations, fine tailings are reclaimed hydraulically using high- pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills, and carbon-in-leach (CIL) technology to extract the gold. ERGO LoM is estimated at 18 years. At the FWGR operations there is a smelting agreement in place with Sibanye-Stillwater, for the Driefontein No. 2 plant (600ktpm capacity), whereby Sibanye-Stillwater receives a fee based on the smelting costs, plus 10% thereof. FWGR has sufficient Mineral Reserves to allow processing of an eventual 1.2Mtpm for approximately 17 years. Mineralisation characteristics DRDGOLD’s reprocesses surface tailings deposits from legacy underground mines in the regions it operates which were residue of the processing of gold and uranium ores of the gold bearing late Archaean (2.7Ga to 3.2Ga) Witwatersrand sedimentary basin. M o z DRDGOLD gold Mineral Resources reconciliation 4.7 -0.14 -0.06 4.5 -2.7 1.8 20 23 (I nc lu siv e of R es er ve s) D ep le tio n In cl us io n/ ex cl us io n 20 24 (I nc lu siv e of R es er ve s) D isc ou nt ed fo r R es er ve s 20 24 (E xc lu siv e of R es er ve s) 0 2 4 6 Gold Mineral Resource estimate at 31 December 2024 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 GOLD Southern Africa Tonnes Grade Gold Tonnes Grade Gold DRDGOLD (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations ERGO TSF Surface Measured 33.2 0.3 0.3 33.4 0.3 0.3 Indicated 183.6 0.2 1.4 188.2 0.2 1.5 Measured + Indicated 216.7 0.2 1.7 221.6 0.3 1.8 Inferred 10.7 0.2 0.1 10.7 0.2 0.1 Grand total 227.4 0.2 1.8 232.3 0.3 1.9 Modifying factors in converting Mineral Resources to Mineral Reserves Parameter Unit 2024 2023 Cut-off grade (ERGO) g/t 0.23 0.23 Cut-off grade (FWGR) g/t 0.19 0.17 Plant recovery factor (ERGO) % 42.0 41.0 Plant recovery factor (FWGR) % 51.0 53.0 Tailings deposition and capacity ERGO currently deposits tailings on the Brakpan/Withok TSF. The last regulatory requirements will be obtained for the final life design of the Brakpan/Withok TSF to support ERGO's current LoM of 18 years. Despite the Daggafontein TSF being classified as a Mineral Reserve, the TSF has been evaluated for its capacity to accept tailings and remains an option as an additional TSF if required. FWGR phase one production tailings are currently deposited on Driefontein 4 TSF. From 2026, depositioning is scheduled to reduce as the TSF is expected to reach full capacity. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS DRDGOLD continued R&R – 83

Gold Mineral Reserves estimate as at 31 December 2024 Mineral Reserves 31 Dec 2024 31 Dec 2023 GOLD Southern Africa Tonnes Grade Gold Tonnes Grade Gold DRDGOLD (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Operations ERGO TSF Surface Proved 80.8 0.3 0.8 90.2 0.3 0.9 Probable 98.5 0.3 0.8 98.6 0.3 0.8 Proved + Probable 179.3 0.3 1.6 188.9 0.3 1.7 FWGR TSF Surface Proved 100.3 0.3 1.0 103.6 0.3 1.1 Probable 6.5 0.3 0.1 6.5 0.3 0.1 Proved + Probable 106.8 0.3 1.1 110.0 0.3 1.2 Grand total Proved + Probable 286.1 0.3 2.7 298.9 0.3 2.9 Note: The principle contributor to the difference in Mineral Resources and Mineral Reserves year-on-year is depletion Key developments and brownfield projects DRDGOLD is developing the FWGR assets into a large scale (1.2Mtpm), long life operation through a phased approach. Phase one, involving the retreatment of the Driefontein No. 5 TSF through the Driefontein No. 2 plant and deposition on the Driefontein No. 4 TSF, is operational. Construction of phase two, which involves the construction of a regional storage facility for retreatment of the remaining historical TSFs, is underway and progressing well. Civil works on the expansion of the Driefontein 2 Plant, to enable the treatment of 1.2Mtpa, is progressing well. The majority of earthworks have been completed and structural and mechanical Installation work has commenced. Operational statistics Operational statistics 2024 2023 2022 Surface tonnes milled (kt) 24,019 21,408 26,565 Surface yield (g/t) 0.21 0.24 0.21 Total Annual Au production (koz) 161 164 179 Operating cost surface (R/t) 186 192 142 AISC (R/kg) 946,624 888,321 804,297 AISC (US$/oz) 1,607 1,500 1,528 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD OPERATIONS DRDGOLD continued R&R – 84 Far West gold recoveries, Driefontein 4 TSF

GOLD DEVELOPMENT BURNSTONE –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description The Burnstone project is a shallow gold development project, situated near Balfour in the Mpumalanga province, South Africa, 80km south-east of Johannesburg. The Burnstone project intends mining the UK9A Kimberley reef to produce approximately 140kozpa over a 25-year LoM. Sibanye-Stillwater acquired the Burnstone project through the acquisition of WitsGold Ltd in 2014. Following an updated feasibility study, the Sibanye-Stillwater Board gave approval for the continuation of the Burnstone project in early 2021. Consistent with the requirements of the Group’s capital allocation framework, development of the Burnstone project was deferred following the capital review in H2 2023. Mineral title Sibanye Gold Eastern Operations Pty Ltd is the holder of a mining right in respect of the Burnstone project under DMRE reference number: MP30/5/1/2/2/(248)MR (Burnstone MR). The Burnstone MR is valid from 17 February 2009 to 16 February 2027 in respect of an area totalling 131.36km&sup2;, and is located in the Dipaleseng District Municipality (Balfour) in the Mpumalanga Province of South Africa. Infrastructure and equipment The Burnstone project is planned as a shallow trackless/ conventional hybrid project and was significantly pre-developed by previous owners. The mining layout was revised by Sibanye-Stillwater to incorporate both trackless development and conventional stoping, with the aim of being able to negotiate the geological structures. The Burnstone project has two established access points into the underground workings: a three-legged decline shaft and a vertical shaft (165ktpm capacity), as well as an established metallurgical processing facility. All surface infrastructure to support the underground mining is either in place or has been planned in the LoM. A mineral processing plant (125ktpm capacity, upgradeable to 175ktpm with the addition of another mill) is situated next to the vertical shaft, where the bulk of the tonnage will be hoisted. It is currently on care and maintenance. Mineralisation characteristics The targetted UK9A reef is a thin (less than 100cm), highly channelised and shallow dipping (&lt;10°) conglomerate orebody. Tailings deposition and capacity There is an existing TSF with a capacity of 24.1Mt, which is a surplus of 4.1Mt over LoM requirements. Operational statistics Operational statistics 2024 2023 2022 Total capital expenditure (Rm) 351 1,517 934 Key developments and brownfield projects The existing FS and LoM plan are being re-assessed with the aim of making an investment decision considering the improvement in the Group financial position and the positive gold price outlook. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 85 Burnstone project, SA gold operations

Gold Mineral Resource estimate at 31 December 2024 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 GOLD Southern Africa Tonnes Grade Gold Tonnes Grade Gold Burnstone (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Development Underground Measured 0.4 4.6 0.1 0.4 4.4 0.1 Indicated 10.5 4.8 1.6 10.9 4.4 1.6 Measured + Indicated 10.9 4.8 1.7 11.4 4.4 1.6 Inferred 27.8 4.3 3.9 29.3 4.3 4.1 Grand total 38.7 4.5 5.5 40.7 4.3 5.7 M o z Burnstone project gold Mineral Resource reconciliation 8.8 -0.1 0.01 8.6 -3.1 5.5 20 23 (I nc lu siv e of R es er ve s) Es tim at io n Ec on om ic s 20 24 (I nc lu siv e of R es er ve s) D isc ou nt ed fo r R es er ve s 20 24 (E xc lu siv e of R es er ve s) 0 2 4 6 8 10 Notes: The -1.3% change year-on-year in the stated Mineral Resources (inclusive of Mineral Reserves) is attributed to: – -0.1Moz due to the addition of new data and subsequent change to the Mineral Resource model – +0.01Moz due to development and subsequent cut-off grade adjustment On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is -2.3%. Mineral Reserve classification map for Burnstone Gold Mineral Reserve estimate at 31 December 2024 Mineral Reserves 31 Dec 2024 31 Dec 2023 GOLD Southern Africa Tonnes Grade Gold Tonnes Grade Gold Burnstone (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Development Underground Proved — — — — — — Probable 20.0 4.0 2.5 19.8 4.0 2.5 Grand total Proved + Probable 20.0 4.0 2.5 19.8 4.0 2.5 Note: The Mineral Reserve remained effectively unchanged year-on-year OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION GOLD DEVELOPMENT BURNSTONE continued R&R – 86

GOLD EXPLORATION SOUTHERN FREE STATE (SOFS) –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description SOFS is an advanced stage exploration project, including the Bloemhoek, De Bron-Merriespruit (DBM), Robijn and Hakkies areas, situated close to the town of Virginia in the Free State province of South Africa, adjacent and contiguous to the Beatrix operation. Mineral title A subsidiary of Sibanye Stillwater Limited, Witwatersrand Consolidated Gold Resources Pty Ltd (WitsGold) holds a mining right under DMRE reference number: FS30/5/1/2/2/10005 MR (SOFS MR) to extract gold, silver and uranium from a 170.22km&sup2; mining area. The SOFS MR was granted on 25 February 2014, executed on 14 June 2017 and is valid until 13 June 2040. An application was submitted in terms of Section 102 of the MPRDA on 30 November 2018 for Ministerial consent to amend the SOFS MR to include various properties, including the Merriespruit area, into the SOFS MR area. The relevant Section 102 application is yet to be finalised. Given the inactive status of the project, Sibanye-Stillwater submitted an application in terms of Section 25(2)(b) of the MPRDA to the DMRE in the name of WitsGold for Ministerial consent to extend the period by when mining operations at the SOFS MR should commence. This application has not yet been finally decided. Mineralisation characteristics Four orebodies containing gold and uranium are present on well- defined regional unconformities in the SOFS area. These include the Beatrix/VS5, Aandenk, B, and Leader reefs, all of which have been mined extensively in the southern Free State goldfields. The four reefs are developed within a 20m to 40m stratigraphic interval on the DBM property and are present at depths of between 500m and 1,200m below surface. The Beatrix/VS5 and Aandenk reefs constitute the principal economic orebodies, while the less extensive Leader and B reefs are regarded as secondary. The reefs are generally characterised by shallow dips of between 10° and 25° and a thickness of 60cm to 210cm. Key developments The SOFS project is currently inactive, with no change year-on-year in the reported Mineral Resources. Gold Mineral Resource estimate at 31 December 2024 Mineral Resources 31 Dec 2024 31 Dec 2023 GOLD Southern Africa Tonnes Grade Gold Tonnes Grade Gold SOFS (Mt) (g/t) (Moz) (Mt) (g/t) (Moz) Exploration Bloemhoek Underground Measured — — — — — — Indicated 27.4 4.7 4.2 27.4 4.7 4.2 Measured + Indicated 27.4 4.7 4.2 27.4 4.7 4.2 Inferred 0.9 4.9 0.1 0.9 4.9 0.1 De Bron Underground Measured — — — — — — Merriespruit Indicated 16.7 4.2 2.3 16.7 4.2 2.3 Measured + Indicated 16.7 4.2 2.3 16.7 4.2 2.3 Inferred 3.1 3.2 0.3 3.1 3.2 0.3 Total Measured + Indicated 44.1 4.5 6.4 44.1 4.5 6.4 Grand total 48.1 4.4 6.9 48.1 4.4 6.9 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 87

EUROPE LOCATION 89 BATTERY METALS DEVELOPMENT 90 LITHIUM 90 Keliber 90 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 88

LOCATION OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 89

BATTERY METALS DEVELOPMENT LITHIUM KELIBER ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description The Keliber lithium project is an advanced development stage project, located in the Central Ostrobothnian area; Kaustinen, Kokkola and Kruunupyy municipalities, western Finland.The Group considers the Keliber lithium project as material for the purpose of SK-1300. The Keliber lithium project will initially consist of open-pit mining operations from two deposits (Syv&auml;j&auml;rvi & Rapasaari), with further production potential at the L&auml;nt&auml; and Outovesi deposits; a mineral processing plant (P&auml;iv&auml;neva concentrator) at Kaustinen and a lithium hydroxide monohydrate (LiOH.H2O) refinery at the port of Kokkola. The Sibanye-Stillwater Board approved the project, beginning with the construction of the Keliber lithium hydroxide monohydrate (LiOH.H2O) refinery (the Keliber refinery) during late 2022, followed by the P&auml;iv&auml;neva concentrator during late 2023. Commissioning of the project is anticipated in H1 2026. Mineral title The Keliber lithium project has three mining permits (7.12km&sup2;) and twenty seven exploration permit areas covering a total area of 74.51km&sup2;. In addition there are a further eleven exploration permits (30.27km&sup2;) under application. The expiry date for the exploration permits varies between 2025-2028. Renewal is, however, possible under standard conditions under the Finnish mining act. Infrastructure and equipment Apart from the mines, the P&auml;iv&auml;neva concentrator and the Kokkola refinery, the major infrastructure will comprise of access roads, internal roads, power transmission lines, main electrical substations, security, weighbridges, offices, laboratories, and workshops. The property, plant and equipment book value as at 31 December 2024 was R10.95 billion (100% basis) (US$583.8 million). OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 90

Mineralisation characteristics Lithium mineralisation in the Kaustinen region is hosted within spodumene bearing pegmatite dyke intrusions which have intruded into supra crustal rocks in different orientations. Mineral Resources have been delineated in seven deposits, all within 25km of the village of Kaustinen. The spodumene-rich pegmatite veins vary in thickness between 1m and 30m. Pegmatites in this region have been classified into the albite-spodumene subgroup of the Li, Cs, Ta pegmatite family, and are typically coarse-grained, light-coloured and mineralogically similar. At most of the deposits, no weathering is observed. At the Rapasaari deposit, however, partial weathering or fracture oxidation occurs to a depth of 20m to 30m. At each deposit, bedrock is covered by sandy till and peat with an average thickness of about 5m. At the Syv&auml;j&auml;rvi deposit, the main dyke intrusion cuts the host rocks, forming a thick elliptic body plunging gently to the north-north-east. The massive body has some narrow subparallel veins on both sides and in the western area it bends downwards to a more strata- bound orientation. The thickest drilled pegmatite intercepts are 20-30m (true thickness). Mineral Resource estimation All modelling and estimation work was conducted making use of industry standard software. Lithological modelling was conducted for overburden, pegmatite and country rock, with pegmatite further subdivided into spodumene and muscovite bearing pegmatite. Any volumetric outputs less than 5,000m3 were discarded. Analytical results were composited to 2m lengths. Grades were estimated using ordinary kriging for the larger domains, and inverse distance weighting (power of 2) for the smaller composite datasets. The quality and quantity of data, geological understanding and continuity, along with grade continuity, were considered in the Mineral Resource classification. Inferred Mineral Resources were classified up to 30m beyond drilling data, Indicated Mineral Resource up to 20m beyond drilling data (supported by a 40m by 40m drilling spacing) and Measured Mineral Resources up to 15m beyond drilling data (supported by a 30 m by 30 drilling spacing). To allow for alignment between the Mineral Resource and Mineral Reserve estimates, the Mineral Resource estimate has not been updated in 2024 and kept unchanged year-on-year. Based on an RPEEE assessment, it remains valid at current commodity price assumptions. Internal controls (QA/QC) The Keliber lithium project is following well-defined logging, sampling and analytical procedures. The sampling and core storage facility in Kaustinen is secure, and the preparation and analytical methodologies appropriate for the commodity being evaluated (lithium). All samples analysed on the project were sourced from split diamond drill core. To ensure confidence in the results, Keliber have since 2013 employed a quality assurance and quality control (QA/QC) standard operating procedure. This includes the insertion of CRMs, blanks and duplicates into the sampling stream at a frequency of one in every 20 samples (5%). All sample preparation and analyses were completed by Labtiums’ and Eurofins’ laboratory facilities in Kuopio and Oulu, Finland, which also submitted regular check samples to ALS Ltd. Since 2024, the main assay laboratory for pegmatite samples has been ALS Ltd, having sample preparation in Outokumpu, Finland, and analyses in Loughrea, Ireland. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION BATTERY METALS DEVELOPMENT KELIBER continued R&R – 91 P&auml;iv&auml;neva concentrator in Kaustinen, Keliber lithium project, Finland

Drilling summary Planned 2025 Actual 2024 Actual 2023 Drilled (m) Expenditure (Rm) Drilled (m) Expenditure (Rm) Drilled (m) Expenditure (Rm) Ore definition 7,500 17.50 15,019 35.10 31,670 88.89 Lithium Mineral Resource estimate as at 31 December 2024 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 Lithium Europe Tonnes Li Li₂O LCE Tonnes Li Li₂O LCE Keliber (Mt) (%) (%) (kt) (Mt) (%) (%) (kt) Development Rapasaari Opencast Surface Measured 0.1 0.59 1.27 2 0.2 0.61 1.31 6 Indicated 0.8 0.52 1.13 24 1.5 0.55 1.17 42 Measured + Indicated 0.9 0.53 1.14 25 1.6 0.55 1.19 48 Inferred 1.5 0.58 1.25 46 0.8 0.58 1.26 25 Syv&auml;j&auml;rvi Opencast Surface Measured 0.1 0.56 1.21 3 0.1 0.55 1.19 3 Indicated 0.2 0.59 1.28 6 0.3 0.60 1.29 9 Measured + Indicated 0.3 0.58 1.26 9 0.4 0.59 1.27 12 Inferred 0.3 0.58 1.24 9 0.2 0.56 1.20 5 Tuoreetsaaret Opencast Surface Measured — — — — — — — — Indicated 0.3 0.43 0.94 8 0.3 0.43 0.94 8 Measured + Indicated 0.3 0.43 0.94 8 0.3 0.43 0.94 8 Inferred 1.4 0.40 0.87 29 1.4 0.40 0.87 29 L&auml;ntt&auml; Opencast Surface Measured 0.3 0.59 1.27 10 0.1 0.56 1.21 4 Indicated 0.6 0.55 1.18 17 0.4 0.54 1.17 13 Measured + Indicated 0.9 0.56 1.21 27 0.6 0.55 1.18 16 Inferred 0.3 0.54 1.16 10 0.3 0.54 1.16 8 Emmes Underground Measured — — — — — — — — Indicated 0.7 0.62 1.33 22 0.7 0.62 1.33 22 Measured + Indicated 0.7 0.62 1.33 22 0.7 0.62 1.33 22 Inferred 0.3 0.61 1.31 9 0.3 0.61 1.31 9 Outovesi Opencast Surface Measured — — — — — — — — Indicated 0.1 0.64 1.38 4 0.1 0.64 1.38 4 Measured + Indicated 0.1 0.64 1.38 4 0.1 0.64 1.38 4 Inferred 0.1 0.67 1.44 4 0.1 0.67 1.44 3 Levi&auml;kangas Opencast Surface Measured — — — — — — — — Indicated 0.2 0.55 1.19 6 0.2 0.55 1.19 6 Measured + Indicated 0.2 0.55 1.19 6 0.2 0.55 1.19 6 Inferred 0.5 0.47 1.00 14 0.5 0.47 1.00 14 Total Measured + Indicated 3.4 0.56 1.20 101 3.9 0.56 1.20 115 Grand total 7.9 0.53 1.14 223 7.4 0.53 1.14 209 Notes: • Li has been derived from the original Li2O based estimate by multiplying by a factor of 0.464 • For the lithium Mineral Resources, LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium hydroxide monohydrate (LiOH.H2O)) can be derived from LCE by dividing by a factor of 0.88 • The year-on-year change of +6.6% is due to an updated Mineral Reserve estimate which has resulted in more Mineral Resource being converted to Mineral Reserves, off-set by the inclusion of Inferred classification inside the revised pit shell which was largely excluded in the previous estimate (+24kt LCE) • Cut-off grade at 0.50% Li₂O for all deposits • Concentrator recovery of 88% and refinery recovery of 86% OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION BATTERY METALS DEVELOPMENT KELIBER continued R&R – 92

Mineral Reserve classification section for the Rapasaari pit Mineral Reserve classification section for the Syv&auml;j&auml;rvi pit Mineral Reserve estimation An optimisation exercise was conducted to evaluate the economic open-pit sizes for the Mineral Reserves. The resulting maximum sizes that fit within the permitted footprints were used as a basis for the final engineering design of the open-pits. An additional geotechnical study was performed, in accordance with international accepted design criteria factors of safety and probabilities of failure, to determine overall slope angles and other geotechnical design parameters. The open-pit optimisations and pit designs were performed using Deswik™. The input parameters to the exercise included the Mineral Resource estimation block model (, all necessary operational costs, modifying factors, time costs, selling and processing costs of the final product, and product revenues. The Mineral Resource block models were regularised to an SMU of 5m by 5m by 2.5m incorporating dilution and losses, resulting in global dilution of 11.1% at Syv&auml;j&auml;rvi and 11.7% at Rapasaari, and mining losses at 15.0% and 15.7% respectively. Other key assumptions included a marginal cut-off grade of 0.2% Li2O at Syv&auml;j&auml;rvi and 0.3% Li2O at Rapasaari, with a concentrator yield of 88% and a refinery yield of 86% (inclusive of a 97% conversion factor). The planned operation, which first targets the Syv&auml;j&auml;rvi deposit and then the Rapasaari deposit, aims to produce battery-grade lithium hydroxide monohydrate (LiOH.H2O). Over the open-pit LoM a total of 14.4Mt of ore is expected to be mined at a stripping ratio of 6.2:1(excluding overburden and topsoil), and at an average crusher feed grade of 0.95% Li2O and a post-sorter mill feed grade of 1.11% Li2O. Steady state production of ~790ktpa of ore will result in the production of ~15,000tpa of battery-grade lithium hydroxide monohydrate. Over the LoM, the maximum processing feed is 76.9&#8198;ktpm. Underground mining from various deposits are planned to supplement open-pit mining production. The underground studies are currently at scoping study level and have not been included in the Mineral Reserves. Lithium Mineral Reserve estimate as at 31 December 2024 Mineral Reserves 31 Dec 2024 31 Dec 2023 Lithium Europe Tonnes Li Li₂O LCE Tonnes Li Li₂O LCE Keliber (Mt) (%) (%) (kt) (Mt) (%) (%) (kt) Development Rapasaari Opencast Surface Proved 1.9 0.48 1.03 49 1.7 0.46 0.98 41 Probable 6.1 0.43 0.92 138 3.9 0.40 0.87 84 Proved + Probable 8.0 0.44 0.95 188 5.6 0.42 0.90 125 Syv&auml;j&auml;rvi Opencast Surface Proved 1.5 0.54 1.16 44 1.3 0.52 1.12 35 Probable 0.8 0.40 0.87 17 0.4 0.42 0.91 10 Proved + Probable 2.3 0.49 1.06 61 1.7 0.50 1.07 45 L&auml;ntt&auml; Opencast Surface Proved — — — — 0.1 0.51 1.10 4 Probable — — — — 0.1 0.47 1.01 2 Proved + Probable — — — — 0.2 0.50 1.07 6 Outovesi Opencast Surface Proved — — — — — — — — Probable — — — — 0.2 0.61 1.31 6 Proved + Probable — — — — 0.2 0.61 1.31 6 Grand total Proved + Probable 10.3 0.45 0.97 248 7.7 0.44 0.96 182 Notes: • Li derived from the original Li2O based estimate by multiplying by a factor of 0.464 and LCE content was calculated by multiplying the Li (%) content by a factor of 5.323 • Mineral Reserves are reported on a 79.82% attributable to Sibanye-Stillwater basis • Cut-off grade for Syv&auml;j&auml;rvi at 0.20% Li₂O, and Rapasaari at 0.30% Li₂O OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION BATTERY METALS DEVELOPMENT KELIBER continued R&R – 93

Estimation risks There are no deemed material risks to the Mineral Resource estimation. The key operational risks that could impact the Mineral Reserves are listed below. Commodity prices and exchange rate assumptions: Sibanye- Stillwater has adopted forward-looking price assumptions. Any material deviations from these assumptions could impact the Mineral Reserves. The assumed prices are above current spot prices, implying a degree of risk should these prices persist and the longer term forecast not realise. Permitting: Although all of the required permits to enable construction have been obtained, potential timing delays relating to permitting authority decisions regarding permitting conditions at the P&auml;iv&auml;neva concentrator and two open pits could impact production timelines. Processing: The soda leach process employed in the flow-sheet towards producing lithium hydroxide monohydrate, developed by Outotec, is a novel process. Despite extensive successful pilot scale testing, this remains a risk to the project and the reported mineral reserves. The effectiveness of ore sorting, to screen out 73% of waste, could impact plant feed grades once applied at full-scale. Human capital: A significant amount of skilled personnel will be required to develop and work at the operations. Labour availability could impact planned production and build-ups. Tailings deposition and capacity: The TSF and ancillary dams have been designed according to the Finnish Dam Safety Guide (2018) and the Swedish Guide for Mine Dams (2010), and will be constructed in stages as of March 2025. The TSF and related dams are fully permitted, but any delays in the construction of the dams could impact production build-up and profitably, potentially impacting the Mineral Reserves. LC E( kt ) Keliber lithium development Mineral Reserve reconciliation 182 -12 38 41 248 20 23 R es er ve s A re a in cl us io ns /e xc lu sio ns M in er al R es ou rc e up da te Ec on om ic p ar am et er s 20 24 R es er ve s 0 50 100 150 200 250 Notes: The +36.6% change year-on-year in the stated Mineral Reserves is attributed to: – -12kt due to area exclusion – +38kt due to updated Mineral Resource models – +41kt due to changes in the economical parameters Key developments The construction of the Keliber lithium hydroxide monohydrate refinery commenced during March 2023, and is making good progress. Hot commissioning and ramp up is expected from Q2 2026. Construction of the P&auml;iv&auml;neva concentrator started late in 2023 and hot commissioning and ramp up is expected from Q1 2026. The project has received all the required key permits to facilitate construction, although the following decisions by the permitting authority is still awaited to facilitate production: • For the P&auml;iv&auml;neva concentrator, the Group is awaiting the permitting authority’s review and the issuing of an enforceable permit decision relating to the placement of a magnetic waste stream to a storage facility at the concentrator. This is expected in Q2 2025. • For the Syv&auml;j&auml;rvi mine, the Group submitted an amendment application relating to a storage area for sulphidic waste rock in October 2024. The permit decision is expected by the end of 2025 • For the Rapasaari mine, the Group submitted and application in March 2025 pertaining to the placement of certain waste rock streams. On the technical front, the key focus in 2024 has been to update the Mineral Reserves for the two major deposits (Syv&auml;j&auml;rvi and Rapasaari). Detailed front-end engineering design work was completed, with optimisation work conducted on the open pit design, surface lay-out, logistics management and grade control design, in anticipation of the commencement of mining at Syv&auml;j&auml;rvi during H2 2025. Recruitment of mining personnel and the selection of the preferred mining contractor is in full swing, while early works to set up the mining site infrastructure is progressing well. Successful exploration drilling on the highly prospective tenement package is ongoing and it is envisaged that sufficient additional data will be gathered to enable a revised and updated Mineral Resource estimate in 2025. History • The mineral rights to the L&auml;nt&auml;, Emmes and Syv&auml;j&auml;rvi deposits were first owned by Suomen Mineraali Oy and then by Paraisten Kalkkivuori Oy (Later Partek Oy). These rights expired in 1992 and the areas were unclaimed until 1999 • In 1999, Olle Siren, together with private partners, claimed the L&auml;nt&auml; deposit and later the Emmes deposit • From 2003 to 2012, the Geological Survey of Finland (GTK) held the mineral rights of the Syv&auml;j&auml;rvi and Rapasaari deposits • From 2012 to 2018, the Finnish State’s shareholding at Keliber was managed by the Finnish Industry Investment Ltd • The Finnish Minerals Group (FMG), which manages the Finnish State’s mining industry shareholdings, became the significant shareholder in 2018 • In 2021 Sibanye-Stillwater acquired an initial 26.4% interest in Keliber Oy • During 2022, Sibanye-Stillwater increased its stake to 84.96%, becoming the majority owner of Keliber Oy and the Keliber lithium project. This was subsequently reduced during to 79.82% during 2023, with the Finish Mineral Group increasing their share to 20% • During 2024, the construction of the Lithium refinery at Kokkola was almost completed, and the construction of the P&auml;iv&auml;neva Concentrator commenced OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION BATTERY METALS DEVELOPMENT KELIBER continued R&R – 94

AUSTRALIA LOCATION 96 ZINC OPERATION 97 Century 97 COPPER EXPLORATION 99 Mt Lyell 99 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 95

LOCATION OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 96

ZINC OPERATION CENTURY –––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description The Century zinc operation is a mine tailings reprocessing operation located at Lawn Hill, 250km north-west of Mount Isa in the Lower Gulf of Carpentaria, Queensland, Australia owned 100% by Sibanye- Stillwater. The Century zinc mining operation first began open-pit production of zinc in 1999 and was one of the largest zinc mines in the world, recovering at least 10Mt Zinc metal, in 20Mt of concentrate from approximately 150Mt of ore before being put on care and maintenance in 2016. New Century Resources Ltd acquired the operation in 2017 from MMG Ltd, focusing on processing the historic mine tailings, a Mineral Resource of &gt;2Mt Zinc metal prior to commencement of reprocessing in 2018. Integrated with the mine is a 304km, wholly owned and fully permitted, underground pipeline to Century’s port facility at Karumba, from where the transfer vessel, the M.V. Wunma, transfers concentrate to export ships anchored in the Gulf of Carpentaria. In October 2021, Sibanye-Stillwater acquired a 19.99% shareholding in New Century Resources Ltd, aiming to expand it’s exposure to the global circular economy. This was increased to 100% during 2023, after an offer to minorities, following which the New Century was delisted from the Australian stock exchange. Mineral title The Century TSF lies within the mining lease ML90045, which is owned by Century Mining Pty Ltd, a wholly owned subsidiary of Sibanye Stillwater Australia Operations Pty Ltd. There are also one further mining lease and one exploration permit granted: • ML90045, Century Mine, granted 19/09/1997, expiring on 18/09/2037, for 146.88km&sup2; • ML90058, Century Mine, granted 19/09/1997, expiring on 18/09/2037, for 84.96km&sup2; • EPM10544, Lawn Hill, granted 23/06/1995, expiring on 31/12/2025, for 368km&sup2; Infrastructure and equipment TSF reclamation takes place via hydraulic mining. The current LoM is 2.5 years, up to mid 2027, when the TSF Mineral Reserve will be depleted. Processing infrastructure (12Mtpa tailings capacity) includes primary crushing and grinding facilities, consisting of one SAG mill (not in use) and two ball mills (one in use), fifteen ultrafine sand mills, a conventional froth flotation circuit, a full onsite laboratory capable of handling all exploration and plant samples and workshops and stores suitable for all maintenance. The existing, historical Century mine open-pit workings has been licensed as a TSF to deposit the reprocessed tailings. Sufficient capacity exists for the LoM. The concentrate is transferred in slurry form via a 304km, wholly owned and fully permitted, underground pipeline to Century’s port facility at Karumba. Century’s transfer vessel, the M.V. Wunma, is custom-built for the shallow waters of the Norman River channel, and is used to transfer concentrate to export ships anchored in the Gulf of Carpentaria. Mineralisation characteristics The remaining in-situ portion of the broader Century deposit consists of sediment hosted stratiform Zn-Pb-Ag sulphide mineralisation hosted within a sequence of shale, siltstone and sandstone marine sediments. The deposit is dislocated by substantial brittle faulting almost certainly associated with an Ordovician impact event, imposing a striking crater and annulus formation peripheral to the Main Sulphide orebody. The remaining South Block mineralisation is an elongated tabular body that is approximately 1km in length, between 80m and 150m wide, approximately 30m thick, and ranges from 20m to 218m deep. The East Fault Block is a small remnant located 35m below the surface of the run-of-mine stockpile area at the mine site and extends to a depth of 112m. Discovered in 1897, the adjacent Silver King deposit consists of a series of moderate to steep dipping quartz-galena-sphalerite- siderite veins associated with a north-east trending dextral strike-slip fault. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 97

Zinc Mineral Resource estimate at 31 December 2024 Mineral Resources exclusive of Mineral Reserves 31 Dec 2024 31 Dec 2023 Australia Tonnes Zinc Zinc Lead Lead Tonnes Zinc Zinc Lead Lead Century (Mt) (%) (Mlb) (%) (Mlb) (Mt) (%) (Mlb) (%) (Mlb) Exploration Silver King Open Pit Measured 1.00 4.80 106 5.40 119 1.0 4.80 106 5.40 119 Indicated — — — — — — — — — — Measured + Indicated 1.00 4.80 106 5.40 119 1.0 4.80 106 5.40 119 Inferred — — — — — — — — — — Underground Measured — — — — — — — — — — Indicated 2.1 5.05 234 5.29 245 2.1 5.05 234 5.29 245 Measured + Indicated 2.1 5.05 234 5.29 245 2.1 5.05 234 5.29 245 Inferred 0.6 2.67 35 6.17 82 0.6 2.67 35 6.17 82 East Fault Block Open Pit Measured — — — — — — — — — — Indicated 0.6 10.50 139 1.17 15 0.6 10.50 139 1.17 15 Measured + Indicated 0.6 10.50 139 1.17 15 0.6 10.50 139 1.17 15 Inferred — — — — — — — — — — South Block Underground Measured — — — — — — — — — — Indicated 6.2 5.40 739 1.50 205 6.2 5.40 739 1.50 205 Measured + Indicated 6.2 5.40 739 1.50 205 6.2 5.40 739 1.50 205 Inferred — — — — — — — — — — Total Measured + Indicated 9.9 5.58 1,217 2.68 584 9.9 5.58 1,217 2.68 584 Grand total 10.5 5.41 1,252 2.88 666 10.5 5.41 1,252 2.88 666 Notes: • The year-on-year change was solely driven by mining depletion • No cut-off grades have been applied to the TSF Mineral Resources, as it will all be depleted as part of the site reclamation and rehabilitation • TSF Mineral Resource constrained within a boundary string defining the dam walls and excluding outflow areas • Silver King Mineral Resource has been reported above a cut-off grade of Pb+Zn &gt;4% • East Fault Block and South Block Mineral Resources have been reported at a nominal 3.0% zinc equivalence (ZnEq) cut-off grade Zinc Mineral Reserve estimate at 31 December 2024 Mineral Reserves 31 Dec 2024 31 Dec 2023 Australia Tonnes Zinc Zinc Tonnes Zinc Zinc Century (Mt) (%) (Mlb) (Mt) (%) (Mlb) Operations Century Tailings TSF Surface Proved 18.7 2.95 1,218 26.1 3.00 1,726 Probable — — — — — — Grand total Proved + Probable 18.7 2.95 1,218 26.1 3.00 1,726 Notes: • Assumed metallurgical recoveries of Zn 48.1% and Ag 40% • For commodity price assumptions refer to page 19 Section 1 • The year-on-year change was solely driven by mining depletion Key developments and brownfield projects Given the relatively limited mine-life of the remaining TSF Mineral Reserves, studies are underway into alternative ways to leverage the considerable fixed infrastructure (Metallurgical plant, pipeline and port facilities) for value. The region is host to significant phosphate deposits which are currently being assessed for potential development, with the existing Century infrastructure offering potential value opportunities. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION ZINC OPERATION CENTURY continued R&R – 98

COPPER EXPLORATION MT LYELL ––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––– Property description The acquisition of New Century Resources Ltd during 2023 included an option to acquire the historic Mt Lyell copper project (currently on care and maintenance) located near the west coast of Tasmania, near the township of Queenstown, 170 km north-west of Hobart, Australia. The option was exercised during November 2023, and Mt Lyell is currently the subject of a feasibility study into the possible re-opening of the mine. The Mt Lyell copper mines operated from 1883, recovering at least 1.9Mt copper and 1.7Moz gold from 155Mt of ore up to 2015. The Prince Lyell SLC, as a bulk low-grade operation, yielded approximately 1Mt of the total recovered copper at a head grade of approximately 1.2% copper. The North Lyell deposit, representative of high-grade lower tonnage ores, produced 5Mt of sulphide ore at the spectacular grade of 5.4% copper. The Mt Lyell operation was placed on care and maintenance by Vedanta during 2014. Mineral title There are three main leases related to mining activities at the Mt Lyell copper project, and four leases for supporting infrastructure. The leases predominantly cover unallocated crown land. The leases adjoin parts of the township, the Mt Dundas Regional Reserve and the public reserve allocated for the town’s aerodrome. The main leases are as follows: – 9M/2013 (22.37km2) – Main mining lease covering Prince Lyell, Western Tharsis, Copper Chert and the Princess Creek TSF – 10M/2013 (0.55km2) – West Queen Dams – 25M/1995 (0.56km2) – Lynchford limestone quarry Mineralisation characteristics The regional geology consists of Cambrian volcano sedimentary rocks of the Mount Read volcanics, which are locally intensely hydrothermally altered, and mineralised. Alteration assemblages fall into a range of categories from “hotter-deeper-proximal” styles to “cooler-shallower-distal” styles, based on the relative proportions of pyrite, sericite, chlorite and silica. Pyrite-rich and pyrite-poor categories further discriminate the sheet silicate assemblages, as does the presence of chlorite relative to sericite. Intense silica alteration is prevalent in the “shallower-cooler-distal” styles to the north where the presence or intensity of bornite discriminates the high-grade ore types common to that zone from the bulkier lower grade pyrite-chalcopyrite styles further south, best represented OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 99

today as the Cape Horn-Green Horn and Prince Lyell orebodies , respectively. Key developments During 2024, the Mineral Resource estimate of the Mt Lyell Copper project was updated, resulting in a material increase in copper and gold Mineral Resources (See reconciliation on page 101). The feasibility study is continuing, with an Association for the Advancement of Cost Engineering (AACE) Class 2 study expected to be delivered in Q4 2025. The project study targets mining extraction from four underground deposits (Prince Lyell, Western Tharsis, Cape Horn-Green Horn and Copper Chert), via sub-level caving and open stoping mining methods. It anticipates the construction of a new concentrator plant, as well as the refurbishing of the historic vertical shaft. Section view, looking east, of the Mt Lyell orebodies OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION COPPER EXPLORATION MT LYELL continued R&R – 100 Historic Mt Lyell mine site

Mineral Resources 31 Dec 2024 COPPER Australia Tonnes Grade Copper Grade Gold Mt Lyell (Mt) (%) (Mlb) (g/t) (Moz) Exploration Prince Lyell Underground Measured 3.7 0.93 77 0.2 0.03 Indicated 45.4 0.92 917 0.2 0.3 Measured + Indicated 49.2 0.92 994 0.2 0.4 Inferred 5.7 0.78 98 0.2 0.03 Western Tharsis Underground Measured — — — — — Indicated 23.1 0.98 502 0.3 0.2 Measured + Indicated 23.1 0.98 502 0.3 0.2 Inferred 4.3 0.89 84 0.2 0.03 Copper Chert Underground Measured — — — — — Indicated 2.9 1.51 98 0.7 0.1 Measured + Indicated 2.9 1.51 98 0.7 0.1 Inferred 1.3 1.10 31 0.6 0.03 Cape Horn- Green Horn Underground Measured — — — — — Indicated 3.6 1.01 80 — — Measured + Indicated 3.6 1.01 80 — — Inferred 2.9 0.89 57 — — Total Measured + Indicated 78.8 0.96 1,674 0.2 0.6 Grand total 93.1 0.95 1,945 0.2 0.7 Notes: • Western Tharsis, Copper Chert and Cape Horn-Green Horn reported at a 0.6% Cu cut-off grade • Prince Lyell reported at a 0.5% Cu cut-off grade M lb Mt Lyell copper exploration Mineral Resource reconciliation 1,609 137 110 88 1,945 20 23 R es ou rc e In cl us io n/ ex cl us io n G eo lo gy Es tim at io n 20 24 R es ou rc e 0 500 1,000 1,500 2,000 Notes: The +20.8% change year-on-year in the stated Mineral Resources is mainly attributed to: – +137Mlb in area inclusions due to the inclusion of Cape Horn-Green Horn – +110Mlb due to improvements in estimation domain construction – +88Mlb due to improvements in estimation methodology OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION COPPER EXPLORATION MT LYELL continued R&R – 101 Mt Lyell cave pit

ANCILLARY INFORMATION Professional Organisations 103 SAMREC Code definitions 104 SK-1300 definitions 115 Glossary of terms 106 Abbreviations 107 Disclaimer 109 Administration and company information 110 RSA Generic Mining Permit Conditions 111 OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 102

PROFESSIONAL ORGANISATIONS GEOLOGICAL SOCIETY OF SOUTH AFRICA (GSSA) Building 10, Thornhill Office Park, 94 Bekker Street, Vorna Valley, Midrand, 1686 Johannesburg, South Africa Tel: +27 10 143 2096 Email: info@gssa.org.za Website: www.gssa.org.za SOCIETY FOR MINING METALLURGY AND EXPLORATION (SME) 12999 E. Adam Aircraft Circle Englewood, CO 80112 United States Tel: +1 303 948 4200 / +1 720 738 4085 Email: cs@smenet.org Website: www.smenet.org THE ASSOCIATION OF PROFESSIONAL ENGINEERS AND GEOSCIENTISTS OF ALBERTA (APEGA) 1500 Tower One 10060 Jasper Avenue NW Edmonton, Alberta T5J 4A2 Canada Tel: 780 426 3990 Website: www.apega.ca SOUTH AFRICAN COUNCIL FOR NATURAL SCIENTIFIC PROFESSIONS (SACNASP) Innovation Hub, Enterprise Building Suite L4, Mark Shuttleworth Street, Pretoria, South Africa Tel: +27 12 748 6500 Email: sacnasp@sacnasp.org.za Website: www.sacnasp.org.za ENGINEERING COUNCIL OF SOUTH AFRICA (ECSA) 1st Floor, Waterview Corner Building, 2 Ernest Oppenheimer Avenue Bruma Lake Office Park, Bruma, Johannesburg, 2198, South Africa Tel: +27 86 122 5555 Fax: +27 11 607 9556 Email: engineer@ecsa.co.za Website: www.ecsa.co.za PROFESSIONAL GEOSCIENTIST ONTARIO (PGO) One Yonge St Suite 704, Toronto, ON M5E 1E5, Canada Tel: +1-416-203-2746 Email: info@pgo.ca Website: www.pgo.ca AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS (AIPG) 1333 W. 120th Avenue, Suite 211 Westminster, Colorado 80234-2710 United States Tel: +1 404 303 412 6205 Email: aipg@aipg.org Website: www.aipg.org SOUTHERN AFRICAN INSTITUTE OF MINING AND METALLURGY (SAIMM) The Minerals Council South Africa 7th Floor, Rosebank Towers , 19 Biermann Avenue, Rosebank, 2196 Johannesburg, South Africa Tel: +27 11 538 0231 Email: naomi@saimm.co.za Website: www.saimm.co.za AUSTRALASIAN INSTITUTE OF MINING AND METALLURGY (AusIMM) Ground Floor, 204 Lygon St, Carlton VIC 3053 Melbourne, Australia Tel: +61 3 9658 6100 Website: www.ausimm.com SOUTH AFRICAN GEOMATICS COUNCIL (SAGC) Unit 3, Building 2 Bruma Boulevard Office Park 20 Zulberg Close Bruma, Johannesburg South Africa Tel: +27 11 626 1040 Email: admin@sagc.org.za Website: www.sagc.org.za OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 103

SAMREC CODE DEFINITIONS Competency The public report is based on work that is the responsibility of suitably qualified and experienced persons who are subject to an enforceable professional code of ethics. Competent Person A Competent Person is a person who is registered with SACNASP, the Engineering Council of South Africa, or is a member or fellow of the Southern African Institute of Mining and Metallurgy (SAIMM), the Geological Society of South Africa (GSSA) or a Recognised Professional Organisation (RPO). The Competent Person must comply with the provisions of the relevant promulgated acts, have a minimum of five years experience relevant to the style of mineralisation and type of deposit or class of deposit under consideration and to the activity he or she is undertaking. Persons being called upon to sign as a Competent Person must be clearly satisfied in their own minds that they are able to face their peers and demonstrate competence in the commodity, type of deposit and the situation under consideration. Deposit A concentration (or occurrence) of material of possible economic interest, in or on the earth crust, that may include mineralised material that cannot be estimated with sufficient confidence to be classified in the Inferred category. Portions of a deposit that do not have reasonable and realistic prospects for eventual economic extraction are not included in a Mineral Resource. Materiality A public report contains all the relevant information that investors and their professional advisors would reasonably require, and expect to find, for the purpose of making a reasoned and balanced judgement regarding the exploration results, Mineral Resources and Mineral Reserves reported on. Mineral Resource A concentration or occurrence of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, or estimated from specific geological evidence, sampling and knowledge interpreted from an appropriately constrained and portrayed geological model. Mineral Resources are subdivided, and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured categories. Measured Mineral Resource That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable information from exploration, sampling and testing of material from locations such as outcrops, trenches, pits, workings and drillholes. The locations are spaced closely enough to confirm geological and grade continuity. Indicated Mineral Resource That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on information from exploration, sampling and testing of material gathered from locations such as outcrops, trenches, pits, workings and drillholes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed. Inferred Mineral Resource That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and sampling, and assumed but not verified geologically or through analysis of grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that may be limited or of uncertain quality and reliability. Mineral Reserve The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a PFS for a project and a LoM plan for an operation must have been completed, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors (the modifying factors). Such modifying factors must be disclosed. Proved Mineral Reserve Economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It includes diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a PFS for a project or a LoM plan for an operation must have been carried out, including consideration of, and modification by, realistic assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Such modifying factors must be disclosed. Probable Mineral Reserve Economically mineable material derived from a Measured or Indicated Mineral Resource or both. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It includes diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a PFS for a project or a LoM plan for an operation must have been carried out, including consideration of, and modification by, realistic assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Such modifying factors must be disclosed. Transparency The reader of a public report must be provided with sufficient information, the presentation of which is clear and unambiguous, to understand the report and not to be misled. TERM DEFINITION OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 104

REGULATION SK-1300 DEFINITIONS Competency The public report is based on work that is the responsibility of suitably qualified and experienced persons who are subject to an enforceable professional code of ethics. Competent Person A ‘‘qualified person’’ is a person who is a mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is conducting. A qualified person must be an eligible member or licensee in good standing of a recognized professional organisation at the time a technical report is prepared. Materiality When determining the materiality of a property relative to its business or financial condition, a registrant must apply the same standards and other considerations to each individual property as required when determining whether its mining operations as a whole are material. The term material has the same meaning as under Securities Act Rule 405 or Exchange Act Rule 12b–2.65. When determining whether its mining operations are material, a registrant must consider both quantitative and qualitative factors, assessed in the context of the registrant’s overall business and financial condition; aggregate mining operations on all of its mining properties, regardless of the stage of the mining property, and size or type of commodity produced, including coal, metalliferous minerals, industrial materials, and mineral brines; and include, for each property, as applicable, all related activities from exploration through extraction to the first point of material external sale, including processing, transportation, and warehousing. Mineral Resource A concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. Measured Mineral Resource That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. ‘‘Conclusive geological evidence’’ means evidence that is sufficient to test and confirm geological and grade or quality continuity. This means that the level of geological certainty associated with a measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Indicated Mineral Resource That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. “Adequate geological evidence’’ means evidence that is sufficient to establish geological and grade or quality continuity with reasonable certainty. This means that the level of geological certainty associated with an indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Inferred Mineral Resource That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. ‘‘limited geological evidence’’ means evidence that is only sufficient to establish that geological and grade or quality continuity is more likely than not. The level of geological uncertainty associated with an inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence prospects of economic extraction in a manner useful for evaluation of economic viability. Mineral Reserve That part of a mineral deposit which could be economically and legally extracted or produced at the time of the Mineral Reserve determination. It is to be based on a qualified person’s detailed evaluation of the modifying factors as applied to indicated or Measured Mineral resources, which would demonstrate the economic viability of the mining property or project. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Modifying factors are the factors that a qualified person must apply to indicated and measured resources and then evaluate in order to establish the economic viability of Mineral Reserves. Proved Mineral Reserve The economically mineable part of a measured Mineral Resource. For a proven Mineral Reserve, the qualified person must have a high degree of confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality. Moreover, a proven Mineral Reserve can only result from conversion of a measured Mineral Resource. Probable Mineral Reserve The economically mineable part of an indicated and, in some cases, a measured Mineral Resource. For a probable Mineral Reserve, the qualified person’s confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality is lower than what is sufficient for a classification as a proven Mineral Reserve, but is still sufficient to demonstrate that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions. Transparency Registrants should include only information that is brief and relevant to property disclosure. TERM DEFINITION OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 105

GLOSSARY OF TERMS TERM DEFINITION Above infrastructure (AI) That part of the Mineral Resources and/or Mineral Reserves, which are above the lowest mining level and can be accessed via the current mine infrastructure (shafts and underground haulages). Below infrastructure (BI) That part of the Mineral Resources and/or Mineral Reserves which are below the lowest mining level and that can only be accessed following approved capital expenditure. Brownfield A mineral deposit, not yet exploited but conceptualised as an extractable orebody. Bushveld Igneous Complex World’s largest known layered mafic-ultramafic intrusive complex, covering an area of approximately 67,000km&sup2;, containing more than 80% of all known PGM resource. Carbon-in-leach (CIL) Gold is leached from a gold ore slurry with cyanide in agitation tanks and absorbed onto carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to extract the gold. Carbon-in-pulp (CIP) Gold is leached conventionally from a gold ore slurry with cyanide in agitation tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is absorbed onto the carbon. The carbon granules are separated from the slurry and treated in an elution circuit to extract the gold. Concept study A study of the viability of options to determine the potential value of the opportunity and confirm alignment with the business strategy. The study details the required work to fully define the opportunity, and outlines the economic potential of that being studied. Cut-off grade The grade of ore that would result in direct mining costs to be covered. Depletion The decrease in the quantity of ore in a deposit or property (mining right) resulting from extraction or production. Dilution Waste or material below the cut-off grade that contaminates the ore during the course of mining operations and thereby reduces the average grade mined. Feasibility study (FS) A comprehensive design and costing study of a project. Appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable) and the factors reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The overall confidence of the study should be stated. Life of mine (LoM) Number of years that an operation is currently planning to mine and treat ore and is derived from the current mining plan. Mine call factor (MCF) The ratio expressed as a percentage in which the specific product accounted for in “recovery plus residue” bears the corresponding product “called for” by the mine’s measuring and evaluation methods. Pay limit The average mining grade for a mine that would result in all direct and indirect costs being covered. Pillars Pillars comprise of: • Dip and strike stability pillars • Water and ventilation pillars • Regional stability pillars as defined by rock engineering • Bracket pillars adjacent to seismically active areas or large structures • Boundary and remnant pillars • Abandoned pillars Inter alia, some pillars may become available to mine once appropriate investigations and rehabilitation have taken place. Plant recovery factor The ratio expressed as a percentage of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. Post depletion After accounting for mined out Mineral Resources and Mineral Reserves during the financial year. Prefeasibility study (PFS) A comprehensive study of the viability of options for a mineral project that has advanced to a stage at which the preferred mining method in the case of underground mining or the pit configuration in the case of an open pit has been established. Additionally, an effective method of mineral processing has been determined. It includes a financial analysis based on realistic assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors that are sufficient for a Competent Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. The overall confidence of the study should be stated. A PFS is at a lower confidence level than a FS. Prill Split The ratio of co-occurring precious metals present in ore expressed as a percentage. Reef A geological horizon or stratigraphic horizon that may contain economic levels of mineralisation. Stope Underground excavation where the orebody is extracted. Survey shortfall Difference between the tonnage hoisted as ore and that accounted for by the plant measuring methods. Discrepancy is referred to as a shortfall when the calculated tonnage is less than the tonnage accounted for by the plant, or an excess when the opposite occurs. Unconformity An erosional marker surface indicating a lapse in time between two differing aged stratigraphic units. White areas Areas that were excluded from previous LoM plans that have since been proven to have realistic expectation of safe economic extraction, with the required investigations, rock engineering modelling and detail mining plan to support it. White areas include open ground, areas that were excluded due to economics or lack of information and pillars. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 106

ABBREVIATIONS TERM DEFINITION 2D Two dimensional 2E PGM Platinum, palladium 3D Three dimensional 4E PGM Platinum, palladium, rhodium, gold 6E PGM Platinum, palladium, rhodium, gold, ruthenium, iridium AACE Association of Advanced Cost Engineering AAP Anglo American Platinum AAR Aandenk Reef Ag Silver AI Above infrastructure AIPG American Institute of Professional Geologists AISC All-in sustaining costs Amsl Above mean sea level Aquarius Aquarius Platinum Ltd Au Gold AUS$ Australian dollar BI Below infrastructure BIC Bushveld Igneous Complex BMR Base metal refinery BR Beatrix Reef BTTP Bulk Tailing Treatment Project CAD$ Canadian dollar C&F Cut and fill CCTV Closed Circuit Television CDP Community Development Programme CEO Chief Executive Officer CIL Carbon-in-leach CIM Canadian Institute of Mining, Metallurgy and Petroleum CIM NI 43-101 Canadian Institute of Mining – National Instrument 43-101 CIP Carbon-in-pulp CLR Carbon Leader Reef cm Centimetre cm.g/t Centimetre gramme per tonne COVID-19 Coronavirus Disease CP/QP Competent Person/Qualified Person CPG Certified Professional Geologists for the AIPG CPR Competent Persons Report Cr2O3 Chromium oxide CRIRSCO Committee for Mineral Reserves International Reporting Standards CRM Certified reference materials CRP Chrome retreatment plant Cs Caesium Cu Copper CW Channel width DBM De Bron Merriespruit DMRE Department of Mineral Resources and Energy DRDGOLD DRDGOLD Limited DWS Department of Water and Sanitation EDGAR Electronic data gathering, analysis, and retrieval system EIA Environmental Impact Assessment EIS Environmental impact statement EL Exploration License TERM DEFINITION EMC Ezulwini Mining Company EMPR Environment Management Plan Requirements EPL Eastern Platinum Limited EqCu Copper Equivalent ERGO East Rand Gold Operations ESG Environmental Social and Governance ETTP Eastern Tailings Treatment Plant ETD1 Eastern Tailings Dam One FS Feasibility study FWGR Far West Gold Recoveries g Gramme g/t Grammes per tonne Ga (Giga-annum) billion years GBG Great Basin Gold GDE Graduate Diploma in Engineering GHG Green House Gas GISTM Global Industry Standard on Tailings Management GSSA Geological Society of South Africa GTC Grade tonnage curve Guide 7 SEC Industry Guide 7 ha Hectare ICMM International Council on Mining and Metals ICP-MS Induction Coupled Plasma Mass Spectrometry IOCG Iron-oxide copper-gold Ir Iridium IRUP Iron-rich ultramafic pegmatoids ISO/IEC International standard on how to manage information security JCI Johannesburg Consolidated Investments JM Johns Manville (a manufacturer) JSE Johannesburg Stock Exchange Limited JV Joint venture kg Kilogramme kg/t Kilogrammes per tonne KKR Kalkoenkrans Reef km Kilometre Km&sup2; Square kilometres koz Thousand ounces KPM Kroondal Platinum Mines KR Kloof Reef kt Thousand tonnes Ktpm Thousand tonnes per month lb Pounds LCE Lithium Carbonate Equivalent LHD Load haul dump truck Li Lithium LIMS Lab Information Management System LoM Life of mine LR Libanon Reef m Metre m&sup2; Square metre Ma (Mega annum) million years m.a.s.l. Meters above sea level MBA Master of Business Administration MBL Master of Business Leadership OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 107

MBCCR Multiband Carbon Leader Reef m.b.s.l. Meters below sea level MCF Mine call factor MER Merensky Reef Mlb Million pounds mm Millimetre MMSA Mining and Metallurgical Society of America Moz Million ounces MPO Mine Plan of Operations MPRDA Minerals and Petroleum Resources Development Act MPTRO Mineral and Petroleum Titles Registration Office MR Mining right MRM Mineral Resource Management MSCC Mine Surveyor Certificate of Competency MSZ Main Sulphide Zone Mt Million tonnes Mtpa Million tonnes per annum MVR Middelvlei Reef MWP Mine Works Programme NDEP Nevada Division of Environmental Protection NDEP- BMRR Nevada Bureau of Mining Regulation and Reclamation NDT Non-destructive testing NEPA National Environmental Protection Authority Ni Nickel NPV Net present value NSR Net Smelter Royalty NYSE New York Stock Exchange OB-I Olivine occurrence Opt Ounces per tonne ORET Ore reserves economic test Os Osmium oz Ounces (troy) PSA Pool and Share Agreement Pb Lead Pd Palladium PdEq Palladium equivalent PEA Preliminary economic assessment PFS Prefeasibility study PGM Platinum Group Metals PGO Professional Geoscientist Ontario PoC Purchase of concentrate PR Prospecting right Pr.Sci.Nat Professional Natural Scientist Pt Platinum QA/QC Quality assurance / quality control QDM Quebrada de la Mina QEMSCAN Quantitative evaluation of minerals by scanning electron microscopy R South African Rand R/kg South African Rand per kilogramme REGM Randfontein Estates Gold Mine Rh Rhodium RLS Rustenburg Layered Suite ROM Run-of-mine RPA Roscoe Postle Associates Inc RPEEE Reasonable prospects for eventual economic extraction TERM DEFINITION RPM Rustenburg Platinum Mines RPO Recognised Professional Organisation RSO Randfontein Surface Operation Ru Ruthenium SACNASP South African Council for Natural Scientific Professions SAGC South African Geomatics Council SAIMM Southern African Institute of Mining and Metallurgy SAMREC CODE The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves SAMVAL CODE The South African Code for the Reporting of Mineral Asset Valuation SANAS South African National Accreditation System SDG’s Sustainable development goals SEC The United States Securities and Exchange Commission SIB Stay in business SIC Stillwater Igneous Complex SK-1300 Subpart 1300 of Regulation S-K under the US Securities Act of 1993 SLE Sub-level extraction SLP Social and labour plan SMC Stillwater Mining Company SME Society for Mining Metallurgy and Exploration SMU Selective mining unit SOFS Southern Free State projects SOX Sarbanes-Oxley Act of 2002 SQL Structured Query Language SRD Surface rock dump SRPM Sibanye Rustenburg Platinum Mine SV Sub-vertical SW Stoping width SWE Stillwater East t Metric tonne Ta Tantalum TCFD Task force on climate-related financial disclosures TMM Trackless Mining Machinery tpm Tonnes per month TSF Tailings storage facility U Uranium U3O8 Uranium oxide UG Underground UG2 Upper group two chromium layer US United States US$ United States dollar US$/oz United States dollar per ounce VCR Ventersdorp Contact Reef VS5 VS5 Reef of the Eldorado Formation WCWDM Water conservation and water demand management Wits Gold Witwatersrand Consolidated Gold Resources Limited WLTRP Western Limb Tailings Retreatment Project WPL Western Platinum Limited WRTRP West Rand Tailings Retreatment Project XRF X-ray fluorescence ZAR South African Rand Zn Zinc TERM DEFINITION OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 108

DISCLAIMER Forward-looking statements The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye- Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, silver, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the outcome of any disputes or litigation; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including  natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions, or maintain required board gender diversity; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of contagious diseases, including global pandemics. Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2024 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2024 on Form 20-F filed with the United States Securities and Exchange Commission on 25 April 2025 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors. Non-IFRS1 measures The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, adjusted EBITDA margin, adjusted free cash flow, AISC, AIC, Nickel equivalent sustaining cost and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. The forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors. 1 IFRS refers to

International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB) Mineral Resources and Mineral Reserves Sibanye-Stillwater’s Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the exchange rates, operating costs, mining permits, changes in legislation and operating factors. Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the United States Securities and Exchange Commission (SEC) and the JSE at all managed operations, development, and exploration properties. Websites References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report. OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 109

ADMINISTRATION AND CORPORATE INFORMATION SIBANYE STILLWATER LIMITED (SIBANYE-STILLWATER) Incorporated in the Republic of South Africa Registration number 2014/243852/06 Share code: SSW and SBSW Issuer code: SSW ISIN: ZAE000259701 LISTINGS JSE: SSW NYSE: SBSW WEBSITE www.sibanyestillwater.com REGISTERED AND CORPORATE OFFICE Constantia Office Park Bridgeview House, Building 11, Ground floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park 1709 South Africa Private Bag X5 Westonaria 1780 South Africa Tel: +27 11 278 9600 Fax: +27 11 278 9863 COMPANY SECRETARY Lerato Matlosa Email: lerato.matlosa@sibanyestillwater.com DIRECTORS Dr Vincent Maphai* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Dr Elaine Dorward-King* Harry Kenyon-Slaney* ^ Jeremiah Vilakazi*@ Keith Rayner* @ Dr Peter Hancock*** Philippe Boisseau** Richard Menell*@# Sindiswa Zilwa* Terence Nombembe^^ Timothy Cumming*@ Dr Richard Stewart (CEO designate)+ * Independent non-executive *@ Non-executive ^ Appointed as lead independent director 1 January 2024 # Resigned as lead independent director 1 January 2024 ** Appointed as independent non-executive director 8 April 2024 *** Appointed as independent non-executive director 6 May 2024 ^^ Appointed as independent non-executive director 11 September 2024 + Appointed Executive Director 1 March 2025 INVESTOR ENQUIRIES James Wellsted Executive Vice President: Investor Relations and Corporate Affairs Mobile: +27 83 453 4014 Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com JSE SPONSOR J.P. Morgan Equities South Africa Proprietary Limited Registration number 1995/011815/07 1 Fricker Road, Illovo Johannesburg 2196 South Africa Private Bag X9936 Sandton 2146 South Africa AUDITORS Ernst & Young Inc (EY)* 102 Rivonia Road Sandton 2196 South Africa Private Bag X14 Sandton 2146 South Africa Tel: +27 11 772 3000 *to resign at the 2025 AGM AMERICAN DEPOSITARY RECEIPTS TRANSFER AGENT BNY Mellon Shareowner Correspondence (ADSs) Mailing address of agent: TMS PO Box 43078 Providence, RI 02940-3078 Overnight/certified/registered delivery: TMS 150 Royal Street, Suite 101 Canton, MA 02021 US toll free: + 1 888 269 2377 Tel: +1 201 680 6825 Email: shrrelations@cpushareownerservices.com Tatyana Vesselovskaya Relationship Manager - BNY Mellon Depositary Receipts Email: tatyana.vesselovskaya@bnymellon.com TRANSFER SECRETARIES SOUTH AFRICA Computershare Investor Services Proprietary Limited Rosebank Towers 15 Biermann Avenue Rosebank 2196 PO Box 61051 Marshalltown 2107 South Africa Tel: +27 11 370 5000 Fax: +27 11 688 5248 Forms of proxy to Meeting Scrutineers The Meeting Specialist Proprietary Limited JSE Building One Exchange Square 2 Gwen Lane Sandown Sandton, 2196 South Africa PO Box 62043 Marshalltown, 2107 South Africa Contact Farhana Adam Tel: +27 84 433 4836 Izzy van Schoor Tel: +27 81 711 4255 Michael Wenner Tel: +27 61 440 0654 e-mail: proxy@tmsmeetings.co.za OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 110

RSA GENERIC MINING PERMIT CONDITIONS The following is an extract of the key, generic Mining Permit conditions, as applicable to the South African operations. 1. Mining right renewal applications are to be submitted 60 working days prior to the date of expiry of the right 2. The holder of a MR must continue with mining operations, failing which the right may be suspended or cancelled 3. The terms of the right may not be varied or amended without the consent of the Minister of Mineral Resources and Energy 4. The Holder shall be entitled to abandon or relinquish the right of the area covered by the right entirely or in part. Upon abandonment or relinquishment the Holder must: a. Furnish the Regional Manager with all prospecting and/or mining results and/or information, as well as the general evaluation of the geological, geophysical and borehole data in respect of such abandoned area; and b. Apply for a closure certificate in terms of section 43(3) of the MPRDA 5. The holder shall pay royalties to the State in accordance with section 25(2)g of the MPRDA throughout the duration of the mining right 6. The holder shall pay royalties to the State in accordance with section 25(2)g of the MPRDA throughout the duration of the mining right 7. Mining operations must be conducted in accordance with the Mining Work Programme (MWP) and any amendment to the MWP and an approved Environmental Management Plan (EMP) 8. The holder shall not trespass or enter into any homestead, house or its curtilage, nor interfere with or prejudice the interests of the occupiers and/or owners of the surface of the mining right area except to the extent to which such interference or prejudice is necessary for the purposes of enabling the holder to properly exercise the holder’s rights under the mining right 9. The holder must dispose of all minerals derived from mining at competitive market prices which shall mean in all cases, non- discriminatory prices or non-export parity prices 10. A shareholding, an equity, an interest or participation in the mining right or joint venture, or a controlling interest in a company/JV may not be encumbered, ceded, transferred, mortgaged, let, sublet, assigned, alienated or otherwise disposed of without the written consent of the Minister, except in the case of a change of controlling interest in listed companies 11. All boreholes, shafts, adits, excavations and openings created by the holder shall be sealed, closed, fenced and made safe in accordance with the approved EMP and the Mine Health and Safety Act 12. The holder of the mining right, while carrying out mining operations, should safeguard and protect the environment, the mining area and any person using or entitled to use the surface of the mining area from possible damage or injury 13. The Minister or a person authorised by the Minister shall be entitled to inspect the mining area and the execution of the approved mining right conditions 14. A mining right may be cancelled or suspended subject to Section 47 of the MPRDA if the holder: a. Submits inaccurate, incorrect and/or misleading information in connection with any matter required to be submitted under this act b. Fails to honour or carry out any agreement, arrangement or undertaking, including the undertaking made by the holder in terms of the Broad Based Socio Economic Empowerment Charter and Social and Labour Plan c. Breaches any material term and condition of the mining right d. Conducts mining in contravention of the MPRDA e. Contravenes the requirements of the approved EMP f. Contravenes any provisions of this act in any other manner 15. The Holder shall submit monthly returns contemplated in Section 28 (2) of the MPRDA no later than the 15th of every month, and maintain all such books, plans and records in regard to mining of the mining area as may be required by the act 16. The holder shall, at the end of each year, following commencement of this mining right, inform the Regional Manager in writing of any new developments and of the future mining activities planned in connection with the exploitation/ mining of the minerals in the mining area 17. Provisions relating to Section 2(d) and Section 2(f) of the MPRDA, relating to the Broad Based Socio Economic Empowerment Charter differs in each mining right 18. The mining right does not exempt the holder from complying with the MHSA or any act in South Africa 19. The holder shall, annually, no later than three months before financial year end, submit a detailed implementation plan to give effect to Regulation 46(e)(i), (ii) and (iii) in line with the Social and Labour Plan 20. The holder shall, annually, no later than three months after finalization of its audited annual report, submit a detailed report on the implementation of the previous year’s SLP SLP COMPLIANCE REQUIREMENTS 1. A new Social and Labour Plan is to be submitted and reviewed every 5 years 2. Social and Labour Plan implementation plans must be submitted annually 3. A Social and Labour Plan report is to be submitted annually ENVIRONMENTAL MANAGEMENT COMPLIANCE REQUIREMENTS 1. A performance assessment relating to the EMP is to be conducted biannually 2. A performance assessment relating to the Water Use License is to be conducted annually 3. A performance assessment relating to the Atmospheric Emission License is to be conducted annually OUR BUSINESS AMERICAS SOUTHERN AFRICA EUROPE AUSTRALIA ANCILLARY INFORMATION R&R – 111

Our strategic differentiator, inclusive, diverse, and bionic, is depicted in this image. The small markings signify computer code, highlighting the balance between technology and human individuality. This design emphasises how technology can enhance humanity while preserving our unique identities. We value our employees’ contributions, each leaving their unique ‘fingerprint’ on our business, and honour their commitment to our values, which drive our innovation and shared value.

RISK FACTORS
In addition to the other information included in this annual report, the considerations listed below could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition, resulting in a decline in the trading price of Sibanye-Stillwater’s ordinary shares or American Depositary Shares (ADSs). The risks set forth below comprise the material risks currently known to us. These factors should be considered carefully, together with the information and financial data set forth in this document.
Risk Factors Summary
The risks which could have a material effect on Sibanye-Stillwater have been classified into six categories. The following is an outline of the key risks within these categories:
Risks related to environmental, social and corporate governance (ESG)
•Mining is inherently hazardous and the related events that cause disruptions to Sibanye-Stillwater’s mining operations could result in increased production costs, financial and regulatory liabilities and reputational damage
•Sibanye-Stillwater’s operations are subject to extensive environmental, social and health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws
•The failure of a tailings storage facility could negatively impact Sibanye-Stillwater’s business, reputation, operating results and financial condition
•Social unrest, including the risk of service delivery protests, sickness or natural or man-made disasters in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations may disrupt its business or may lead to greater social or regulatory impositions on Sibanye-Stillwater
•The failure of Sibanye-Stillwater’s information, communication or technology platforms or application systems, or the failure to protect sensitive commercial or personal data, could significantly impact Sibanye-Stillwater’s operations and business
•The physical impacts of climate change may adversely affect Sibanye-Stillwater’s mining operations, workforce and supply chain, damage its mining assets and equipment and impose significant costs and burdens
Legal, regulatory and compliance risks
•If Sibanye-Stillwater is unable to implement and maintain an effective system of internal control over financial reporting, it may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud
•Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which may be the subject of dispute
•Title to Sibanye-Stillwater’s properties may be subject to challenge
•If Sibanye-Stillwater loses senior or regional management or is unable to hire and/or retain sufficient technically skilled employees in any of its regions or sufficient historically disadvantaged persons (HDPs) representation in management positions in South Africa, or maintain required board gender diversity, Sibanye-Stillwater’s business may be materially adversely affected
•Sibanye-Stillwater is subject to risks associated with litigation and regulatory proceedings
Risks Related to Production Delivery from Operations
•Energy shortages, load curtailment (including the risk of a total blackout) and usage constraints may force Sibanye-Stillwater to reduce or halt operations
•Economic, political or social factors affecting the regions where Sibanye-Stillwater operates may have a material adverse effect on Sibanye-Stillwater’s operations and profits
•Due to the mature infrastructure at Sibanye-Stillwater’s mining operations, unplanned breakdowns, statutory mandated modifications and stoppages may result in production delays, increased costs and industrial accidents
•Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity
•Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Sibanye-Stillwater’s operations and profit
•Sibanye-Stillwater’s mineral reserves and mineral resources are estimates at a specific point in time, based on a number of technical and economic assumptions, which, if changed, may require Sibanye-Stillwater to lower the estimated mineral reserves and mineral resources
Risks Related to Earnings Delivery
•Sibanye-Stillwater has a large amount of indebtedness. Failure to comply with its debt covenants or difficulties in obtaining necessary financing could have a material adverse effect on its business, operating results and financial condition
•Depressed commodity prices may impact Sibanye-Stillwater’s ability to implement its business strategy, fund capital expenditures and obtain financing
//    1

•Changes in the market price for gold, silver, PGMs, nickel, zinc and lithium and related by-products may affect the profitability of Sibanye-Stillwater’s major capital projects, recycling, mining and refining operations and the cash flows generated by those operations
•Because gold and PGMs are generally sold in US dollars, while the majority of Sibanye-Stillwater’s gold production and a substantial amount of Sibanye-Stillwater’s PGM production costs are denominated in rand, Sibanye-Stillwater’s operating results and financial condition will be materially affected if there is a material change in the value of the rand
Strategic Risks
•Sibanye-Stillwater’s pursuit of value accretive acquisitions and joint ventures may not deliver anticipated outcomes in the timeframe anticipated or at all
•Acquisitions, business combinations, development projects and joint ventures, including Sibanye-Stillwater’s green metals projects, may expose Sibanye-Stillwater to new or increased regulatory oversight or requirements, including in geographies in which it is unfamiliar
•To the extent that Sibanye-Stillwater seeks to further expand its existing mining operations, it may experience challenges associated with mineral exploration or development of mining projects
Risks related to Sibanye-Stillwater’s shares and ADSs
•Sibanye-Stillwater’s non-South African shareholders may face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in rand
•Sibanye-Stillwater may not pay dividends or make similar payments to its shareholders in the future due to various factors and any dividend payments made may be subject to withholding tax
Risks related to ESG
Mining is inherently hazardous and the related events that cause disruptions to Sibanye-Stillwater’s mining operations could result in increased production costs, financial and regulatory liabilities and reputational damage
Mining by its nature involves significant risks and hazards, including environmental hazards, as well as industrial and mining incidents. These include, for example, seismic events, heat, unusual or unexpected rock formations affecting ore or rock characteristics, ground or slope failures, rock bursts, sink holes, fires, falls of ground and blockages, flooding, discharges of gasses and toxic substances, contamination of water, air or soil resources, radioactivity and other incidents or conditions resulting from mining activities including, among other things, shaft incidents, machinery related incidents, unplanned detonation of explosives, blasting and the transport, loading, storage and handling of hazardous and other materials.
Sibanye-Stillwater has experienced and continues to remain at risk of experiencing such events, which have and may continue to result in work stoppages, the precautionary suspension of operations, serious injury and loss of life, including as a result of unauthorised access to its properties and illegal mining. Sibanye-Stillwater is more susceptible than other mining operations, particularly at its South African operations, to certain of these risks due to mining at depth. In 2024, Sibanye-Stillwater recorded several safety incidents, including 8 fatalities at its South African operations and no fatalities at its United States operations. Any future such incidents could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Seismic activity is of particular concern in the underground mining environment, particularly in South Africa, as a consequence of the extent and depth of mining. Seismic events have previously caused death and injury to employees and contractors and can result in safety-related stoppages and impact production. For example, seismicity reduced the mineable area at Driefontein and Kloof in 2023 and 2024, resulting in reduced production. Seismic activity has also caused a loss of mining equipment, damage to and destruction of mineral properties and production facilities, monetary losses, environmental damage and potential legal liabilities. Mining activity may also result in heat-related incidents, which has and could continue to lead to employee injuries or fatalities, the suspension of operations and mine closures.
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
The principal legislative frameworks that govern such matters include the Mineral and Petroleum Resources Development Act, 2002 (MPRDA), the National Environmental Management Act, 1998 (Act No. 107 of 1998) (NEMA), the National Water Act, 1998 (Act No. 36 of 1998) (NWA), the National Environmental Management Laws Amendment Act, 2022 (Act No. 2 of 2022) (NEMLAA), the National Environmental Management: Air Quality Act, 2004 (Act No. 39 of 2004) (Air Quality Act), the National Environmental Management: Waste Act, 2008 (Act No. 59 of 2008) (Waste Act), the National Heritage Resources Act (Act No. 25 of 1999) (National Heritage Resources Act), the National Environmental Management: Biodiversity Act (Act No. 10 of 2004) (the Biodiversity Act) and the National Nuclear Regulatory Act (Act No 47 of 1999) (NNR Act), amongst others, in South Africa, as well as the Clean Air Act (Clean Air Act), the Federal Water Pollution Control Act (Clean Water Act), the Toxic Substances Control Act (TSCA), the Resource Conservation and Recovery Act (RCRA), the Emergency Planning and Community Right-to-Know Act (EPCRA), the Endangered Species Act (Endangered Species Act), the National Environmental Policy Act (NEPA), the Comprehensive Environmental Response, Metals Mines Reclamation Act, the Compensation and Liability Act (CERCLA) and analogous state laws in the United States as well as the regulatory regimes and applicable permit stipulations across all of the jurisdictions where Sibanye-Stillwater operates, including Finland, France and Australia. For further details, see – Environmental and Regulatory Matters.
Sibanye-Stillwater may also be subject to new rules, regulations and frameworks with respect to ESG-related disclosures by virtue of its operations and the public listing of its securities, such as the proposed Corporate Sustainability Due Diligence Directive (CSDDD) and the Corporate Sustainability Reporting Directive (CSRD) in the EU and the IFRS sustainability disclosure standards issued by the International Sustainability Standards Board (ISSB), as well as increasing investor expectations with respect to ESG-related disclosures. Complying with such requirements and/or market expectations, which may vary or conflict across jurisdictions, may require Sibanye-Stillwater to expend significant time and resources, and may subject it to heightened exposure to claims of “greenwashing”, i.e., claims that certain of its ESG disclosures are misleading or overstate potential ESG benefits. This may also result in increased litigation risk from private parties and governmental authorities related to its emissions reduction or other ESG efforts.
In addition to laws and regulatory requirements, Sibanye-Stillwater is party to environmental and social collaborations with local communities and interest groups, such as the Good Neighbor Agreement (GNA) in the United States, Social and Labour Plans (SLPs) in South Africa and the Gulf Communities Agreement (GCA) at Sibanye-Stillwater’s Century zinc tailings retreatment operation (Century operation) in Australia, which legally bind Sibanye-Stillwater and hold it to higher standards than regulations require.
In addition to compliance with local laws and regulations, Sibanye-Stillwater’s operations are also increasingly subject to stringent stakeholder expectations, including regarding voluntary conformance to internationally recognised environmental, health and safety and social standards, performance expectations and benchmarks. Such standards and performance expectations include the World Gold Council’s Responsible Gold Mining Principles, IFC Performance Standards, the International Council on Mining and Metals (ICMM) Principles, Initiative on Responsible Mining Assurance, Extractive Industry Transparency Initiative and other World Bank guidelines.
The environmental and health and safety laws, regulations and frameworks applicable to Sibanye-Stillwater impose significant compliance costs and may open Sibanye-Stillwater to enforcement actions and potential litigation.
Compliance costs
Sibanye-Stillwater has incurred and may in the future incur significant costs to comply with environmental, health and safety requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the manner in which they are applied. For example, under a number of aforementioned existing or upcoming legislative frameworks, Sibanye-Stillwater may be required to take specific anti-pollution measures, be subjected to charges and/or taxes for its waste water and air emissions, remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators, or wastes disposed of by Sibanye-Stillwater’s operations in compliance with laws in effect in the past that have been subsequently amended), to clean up contaminated property (including contaminated soil and groundwater), to perform remedial operations to prevent future contamination or to demolish mine infrastructure and rehabilitate it to set standards.
Existing South African legislation requires Sibanye-Stillwater to fund its closure liabilities and obligations, environmental rehabilitation and remediation costs, which may be significant. Under NEMA (as amended by NEMLAA), read with the MPRDA, there is a risk that Sibanye-Stillwater may be unable to fully extinguish its environmental liability in respect of its mining operations if the regulator is unwilling to issue closure certificates. This would result in Sibanye-Stillwater incurring additional costs relating to prolonged care and maintenance and other related costs. Further, under the Financial Provision Regulations, 2015 (as amended) (Financial Provisioning Regulations), Sibanye-Stillwater is required to update its financial provisions for annual environmental rehabilitation and remediation costs, decommissioning and closure activities and latent or residual environmental impacts (including the pumping and treatment of polluted or extraneous water), which mining companies have not fully quantified or provided for in the past. These regulations, once effective, will also require annual rehabilitation to be funded through an operational budget, which could lead to double provisioning (where funds have already been set aside in a rehabilitation trust fund for annual rehabilitation). Generally, these regulations are strongly opposed by the mining industry, and there has been industry-wide concern about their ambiguity and implementation. In the United States, Sibanye-Stillwater is required to post and maintain surety bonds for its reclamation obligations, which are substantial. As at 31 December 2024, Sibanye-Stillwater had US$94 million (R1.7 billion) of outstanding environmental surety bonds in the United States. In Queensland, Australia, the Mineral and Energy Resources Financial Provisioning Act, 2018 (the MERFP Act), requires resource companies to provide surety to the State to guard against their potential failure to comply with their environmental management and rehabilitation obligations. In fiscal year 2024, Sibanye-Stillwater had surety provisions of US$115 million (R2.2 billion) held by the Queensland Government. Such financial surety obligations generally increase over time as the underlying rehabilitation cost estimates rise. Failure to secure and maintain adequate surety coverage could result in the operating permits of the Century operation being revoked. Century Mining Proprietary Limited has appealed the 2022 decision of the Department of Environment, Tourism, Science and Innovation (DETSI) regarding its Estimated Cost of Rehabilitation (ERC) application. The primary issue in dispute relates to the cover system for the waste rock dumps at the Century operation. Century’s cover design features a reduced permeability layer (RPL) that is 0.3m thick, while DETSI considers that the RPL should be 0.5m thick, with the RPL thickness determined by DETSI having a higher cost to execute. The relevant period for the 2022 ERC decision expired during 2024 and the appeal was dismissed in the first quarter of fiscal 2025, with no order as to costs and no change to the surety amount. A new ERC application was made in December 2024 in accordance with statutory requirements. The 2024 ERC application has substantially the same cover design for the waste rock dumps and includes an increased ERC amount reflecting inflationary impacts and changes to the calculation of certain aspects of the ERC required by DETSI. Century’s 2024 ERC application submits that the amount required as a surety provision should increase by between US$17 million (R310 million) and US$22 million (R415 million), depending on the RPL thickness that is ultimately determined by DETSI. DETSI has not yet made a decision on the 2024 ERC application.
Enforcement actions
Regulators are increasingly focusing on the enforcement of applicable environmental, health and safety laws and regulations and permitting requirements, including in South Africa, the United States and other jurisdictions where Sibanye-Stillwater operates. Enforcement actions may cause Sibanye-Stillwater’s operations to cease or to be suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Non-renewal of permits, the inability to secure new permits, or the imposition of additional conditions could eliminate or severely restrict Sibanye-Stillwater’s ability to conduct its operations. Adverse permitting decisions may cause significant delays in the completion of planned development projects and require the Group to incur additional costs to appeal and/or modify its development plans. For example, in February 2024, certain conditions relating to the environmental permits for the Keliber operations were referred to the Permitting Authority for further review. While construction work can continue during this review process, the commencement of production is subject to issuance of an enforceable permit decision. While it is currently expected that production will commence as planned, there can be no guarantee that the review will be resolved within the anticipated timeframe or at all.
Regulators, such as the DMRE in South Africa, can and do issue, in the ordinary course of operations, directives and/or instructions, such as Section 54 work stoppages, after routine visits or following safety incidents or accidents to partially or completely halt operations at affected mines until corrective measures are agreed and implemented. In 2024, Sibanye-Stillwater’s South African gold operations experienced 24 Section 54 work stoppages (2023: 40; 2022: 25) and 27 Section 54 work stoppages at the South African PGM operations (2023: 39; 2022: 77). In the United States, underground mines, including the Stillwater and East Boulder Operations, are continuously inspected by the MSHA, which can lead to notices of violation. Any of Sibanye-Stillwater’s US mines could be subject to a temporary or extended shut down because of a violation alleged by the MSHA, known as “k-orders”. In 2024, the United States PGM operations had 6 “k-orders” issued (2023: 4; 2022: 2).
In addition, there can be no assurance that unions will not take industrial action, including in response to such accidents, which could lead to losses in Sibanye-Stillwater’s production. Any additional stoppages in production as a result of regulatory enforcement or union actions may negatively affect Sibanye-Stillwater’s reputation with regulators and stakeholders.
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
Litigation
Sibanye-Stillwater has been, and may in the future also be, subject to litigation and other costs as well as actions by authorities relating to environmental, climate change, data protection, health and safety matters, including mine closures, the suspension of operations, legal representation during accident inquiries, investigations and/or inquests and prosecution for mining accidents as well as significant penalties and fines for noncompliance. Sibanye-Stillwater may also be subject to litigation brought by members of the community affected by environmental-related impacts, as well as non-governmental organisations (NGOs) and public bodies. In this regard, recent case law in South Africa has provided a precedent for private prosecution by environmental NGOs for environmental infringements and non-compliance with key environmental legislation. South African legislation also provides for potential director, shareholder and lender liability for environmental damage in certain circumstances. Contravention of environmental and health and safety laws and regulations may also constitute a criminal offence and result in a fine or imprisonment, or both in addition to administrative penalties.
Some of the principal health risks associated with Sibanye-Stillwater’s mining operations arise from occupational exposure and community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and radioactive particulates. The most significant occupational diseases affecting Sibanye-Stillwater’s workforce include lung diseases (such as silicosis, tuberculosis (TB), a combination of the two and chronic obstructive airways disease (COAD)) as well as noise induced hearing loss (NIHL). Employees have sought and may continue to seek, compensation for certain illnesses, such as silicosis, from Sibanye-Stillwater.
In 2019, Sibanye-Stillwater entered into a R1.4 billion guarantee facility (reduced to R958 million in 2024) with Nedbank Limited in relation to its obligations under a settlement agreement between several South African mining companies, including Sibanye-Stillwater (collectively, the Gold Working Group), to compensate all eligible workers (or their surviving relatives) who worked at the Gold Working Group companies’ mines from 12 March 1965 to the effective date of the settlement agreement who suffered from silicosis. The payment of compensation for the claims may have an adverse financial impact on Sibanye-Stillwater. For further information, see – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 31: Occupational healthcare obligation.
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
The failure of a tailings storage facility (TSF) could negatively impact Sibanye-Stillwater’s business, reputation, operating results and financial condition
Mining companies face inherent risks in their operation of TSFs. TSFs are engineered structures built for the containment of the uneconomical milled ore residue and water, known as tailings. The use of TSFs exposes Sibanye-Stillwater to certain risks, including the failure of a facility due to events such as earthquakes, high rainfall, snow melt, overtopping, piping, mud slides or seepage failures. The potential occurrence of a tailings storage failure at one of Sibanye-Stillwater’s facilities could lead to the loss of human life and/or extensive property and environmental damage.
Sibanye-Stillwater maintains a Group-wide tailings management system to manage the safety of its facilities, which aligns to the Global Industry Standard on Tailings Management (GISTM) and international best practice. Although Sibanye-Stillwater has a TSF management system, the effectiveness of its designs, construction quality or regular monitoring cannot be guaranteed throughout its operations and it cannot be guaranteed that these measures will prevent the failure of one or more of its TSFs or that such potential failure will be detected in advance. Sibanye-Stillwater may also be required to undertake remedial work to reinforce its facilities if a vulnerability is discovered, which may require it to reduce or suspend operations while remediation takes place. For example, in 2021, Sibanye-Stillwater temporarily suspended processing operations at Beatrix to allow for completion of rehabilitation work on the Beatrix tailing storage facility.
In addition, although Sibanye-Stillwater generally requires its partners to maintain such systems, it cannot guarantee that its partners maintain similar safety precautions or monitoring systems on their TSFs. There is no assurance that any safety measures implemented will prevent the failure of any TSF.
The failure of a TSF could lead to multiple legal proceedings and investigations, which could include securities class actions, criminal proceedings and public civil actions (against Sibanye-Stillwater or individuals) for significant amounts of damages. Furthermore, the elimination of the “conventional” practice of storing wet tailings (e.g. by alternatively filtering, “dry” stacking and compacting the tailings) could require the research and development of new technologies, which could lead to additional large expenditures. Following TSF failures in South Africa in 2022, Brazil in 2015 and 2019 and Canada in 2014 (none of which were associated with Sibanye-Stillwater) and other tailing storage facility failures, additional environmental and health and safety laws and regulations are being considered globally, including in jurisdictions where Sibanye-Stillwater operates. In addition, changes in laws and regulations may impose more stringent conditions in connection with the construction of TSFs, particularly with respect to upstream TSFs, the licensing process of projects and operations, the ability to procure appropriate insurance coverage with respect to tailings facilities and increased criminal and civil liability for companies, officers and contractors. For example, in 2020, the ICMM, the United Nations Environment Programme (UNEP) and the Principles for Responsible Investment (PRI) established an international tailings standard, the GISTM. ICMM members, including Sibanye-Stillwater, have committed to conform by August 2025 for all of their facilities. Sibanye-Stillwater may incur significant costs to comply with such standards or may be unable to comply by committed timeframes.
Furthermore, the unexpected failure of a TSF could lead to the need for a large expenditure on contingencies and on recovering the regions and people affected, extensive and permanent environmental damage and the payment of penalties, fines or other money damages or civil claims.
The occurrence of any of such risks could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater’s operations are subject to water use and wastewater regulations, which could impose significant costs and burden
Sibanye-Stillwater’s operations are subject to regulatory controls on their usage and disposal of waste water and solid waste. Under South African and US law, mining operations are subject to water use licences and/or authorisations that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. All of Sibanye-Stillwater’s operations hold the required water-related permits, although at certain operations in South Africa (Driefontein, Beatrix, Burnstone, Kloof, Rand Uranium, Ezulwini, Marikana, Rustenburg and Kroondal), the water use licences issued under the NWA, are currently subject to review and amendment by the Department of Water and Sanitation (DWS) for final issuance.
In addition, the DWS intends to roll-out a waste discharge charge system by for all waste-related activities that may impact on water resources, and in this regard published a revised Pricing Strategy for Raw Water Use Charges in June 2024, with an effective date of April 2026. Once fully implemented, the Water Discharge Charge System may have significant cost implications for Sibanye-Stillwater’s operations in South Africa.
Sibanye-Stillwater’s operations are heavily dependent on external water sources to facilitate the functioning of its mines. Any loss of the Group’s water use licencing, or a substantial decrease in the capacity of the local government or water boards to provide fresh water to these operations, may cause it to cease operations until such services are reinstated. Should any of the aforementioned occur, Sibanye-Stillwater expects to incur significant expenditure to achieve and maintain compliance with the licence requirements at each of its operations. Any failure on Sibanye-Stillwater’s part to achieve or maintain compliance with the requirements of these licences could result in Sibanye-Stillwater being subject to remedial actions, substantial claims, penalties, fees and expenses, significant delays in operations, criminal proceedings or the revocation of the relevant water use licence, which could curtail or halt production at the affected operation. Any of the above, and any significant constraints to availability of water, particularly at Sibanye-Stillwater’s South African PGM operations, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater has identified a risk of potential long-term acid mine drainage (AMD) issues. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings storage facilities and pits on the surface. Should Sibanye-Stillwater’s current preventative and active AMD and water management measures be unsuccessful, the Group may fail to comply with its water use licence requirements and expose Sibanye-Stillwater to liabilities and unforeseen costs associated with the pumping and treatment of polluted or extraneous water whether during operation or in the post-closure context.
Social unrest, including the risk of service delivery protests, sickness or natural or man-made disasters in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations, may disrupt its business or may lead to greater social or regulatory impositions on Sibanye-Stillwater
There are a number of informal settlements located in the vicinity of some of Sibanye-Stillwater’s South African-based operations. These settlements are populated by mining company employees (including Sibanye-Stillwater employees), the families of mining company employees and others. As at 31 December 2024, approximately 34% (2023: 43%; 2022: 58%) of Sibanye-Stillwater’s South African-based workforce opted to receive a “living out allowance” and management expects that a number of these individuals reside in informal settlements. In recent years, the size of these settlements has grown substantially. Poor living conditions in these settlements may lead to the spread of disease or other health hazards, which may increase absences or affect the productivity of employees. The population of such settlements or the surrounding communities may also demand jobs, improved delivery of social services or infrastructure from the local mining operations, including Sibanye-Stillwater. Any such demands or other demands from these communities may lead to increased costs or regulatory burdens on Sibanye-Stillwater. Such demands may also lead to protests, including service delivery protests related to poor service delivery in such communities, or other actions that may hinder Sibanye-Stillwater’s ability to operate, including incurring expenses to defend its rights through initiating or defending against litigation proceedings.
In addition, in December 2019, the Minister of the DMRE (DMRE Minister) published the Housing and Living Conditions Standard for implementation, requiring miners, including Sibanye-Stillwater, to revise its current housing and living condition plans under the Group’s social and labour plans (SLPs). The Housing and Living Conditions Standards were submitted to the DMRE and are being implemented, including applications by Sibanye-Stillwater for the eviction of illegally occupied houses earmarked for employee ownership. Sibanye-Stillwater estimates spend on its Housing and Living Conditions Plans for the South African PGM and gold segments to amount to R3.4 billion (US$181 million) and R3.2 billion (US$170 million), respectively, over the next five years. If actual spend exceeds the amounts estimated, it could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial conditions.
The failure of Sibanye-Stillwater’s information, communication or technology platforms or application systems, or the failure to protect sensitive commercial or personal data, could significantly impact Sibanye-Stillwater’s operations and business
Sibanye-Stillwater utilises and is reliant on various internal and external information, communication and technology platforms or application systems, such as SAP, Microsoft, mine technical and other applications, to support its business activities. Damage or interruption of Sibanye-Stillwater’s information, communication or technology platforms or application systems (including systems of third party vendors that it relies on), whether due to accidents, old or obsolete information technology platforms or application systems and equipment, human error, natural events or malicious acts (including cyber-attacks), may lead to important data, including commercially or personally sensitive information, being irretrievably lost, exposed or damaged, thereby adversely affecting Sibanye-Stillwater’s business, operating results and financial condition.
Information technology systems that Sibanye-Stillwater utilises (including systems operated by third party vendors) store voluminous personal information related to employees and sensitive information relating to suppliers and customers as well as recipients of bursaries and social investments payments from Sibanye-Stillwater. The information security management system protecting Sibanye-Stillwater’s information, communication and technology infrastructure and network has been and may continue to be subject to security breaches (e.g. cybercrime or activists) or other incidents in the future that can result in misappropriation of funds, increased health and safety risks to people, disruption to its operations, environmental damage, loss of intellectual property, disclosure of commercially or personally sensitive information, legal proceedings or regulatory investigations or actions and liability, other costs and reputational damage.
In July 2024, Sibanye-Stillwater detected a cybersecurity attack on the Company’s IT systems and undertook measures to contain, investigate and remediate the effects of the attack. While the cybersecurity attack had limited impact on the Group’s core operations, the incident caused temporary system outages which resulted in the implementation of back-up manual processes on certain systems. As a result, certain operations, including the Columbus metallurgical complex at the US PGM operations, experienced short-term operational delays. While the Company delayed the publication of its operating and financial results for the first half of fiscal 2024 as a result of the incident, no material losses were recognised in connection with the incident. The Company continues to monitor potential liabilities arising from this incident, including as related to pending class action litigation. While Sibanye-Stillwater does not currently believe that this incident or pending litigation arising from this incident will have a material adverse effect on the Group’s business, operating results or financial condition, there is no guarantee that further operational, legal or regulatory impacts will not materialise.
In addition, given the increasing sophistication and evolving nature of cybersecurity threats, the possibility of further events occurring in the future cannot be ruled out. Sibanye-Stillwater performs periodic safety testing and annual disaster recovery testing which includes reviews of recovery procedures and security controls, and all identified critical applications have been replicated at alternative data centres throughout Sibanye-Stillwater’s operations. Despite these measures, there is still a risk of inadequate or failed disaster recovery. An extended failure of critical system components, caused by accidental actions, such as failed hardware or failed network infrastructure, or malicious actions, including those resulting from a cybersecurity attack, could result in a significant environmental incident, commercial loss or interruption to operations. In addition, Sibanye-Stillwater has incurred and may in the future incur significant costs to protect against or repair damage caused by disruptions or security breaches in the future, such as rebuilding internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries, or taking remedial steps with respect to third parties, among others.
In addition, the interpretation and application of consumer, privacy and data protection laws in South Africa, the United States, the EU, Australia and elsewhere are uncertain and evolving. It is possible that regulators may interpret and apply these laws in a manner that is inconsistent with Sibanye-Stillwater’s data processes and practices. Complying with these various laws is difficult and could cause Sibanye-Stillwater to incur significant costs or require it to change its business practices. This includes, among other things, compliance with South Africa’s data privacy legislation, the Protection of Personal Information Act, 2013 (POPIA) and the EU’s General Data Protection Regulation (GDPR). While Sibanye-Stillwater seeks to comply with additional legislation relating to cybersecurity breaches, such as the South African Cybercrimes Act, applicable United States state data breach notification laws and the SEC’s final rules on cybersecurity risk management, strategy, governance, and incident disclosure, there is no guarantee that the Group’s efforts will meet the evolving privacy, data protection and cybersecurity standards and regulations. Security breaches compromising confidential and proprietary data have historically been a significant risk for the mining sector, and failure to comply with such applicable legislation may also lead to reputational damage, substantial penalties, fines and/or imprisonment, depending on the severity of the infraction. Sibanye-Stillwater may also have insufficient cyber insurance coverage for any cybersecurity incidents. See – Sibanye-Stillwater’s insurance coverage may not adequately satisfy all potential claims and exposures.
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
In order to maintain its social licence to operate, Sibanye-Stillwater may need to design or redesign parts of its mining operations to minimise their adverse impact on such communities and the environment, either by changing mining plans to avoid such adverse impact, by modifying operations, by changing planned capital expenditures or by relocating the affected people to an agreed location. In South Africa, anti-mining sentiment in some of the communities in which Sibanye-Stillwater operates has been exacerbated by forced resettlement of residents, pervasive misinformation related to Sibanye-Stillwater or the industry in general, environmental incidents, blasting, injuries and fatalities sustained on Sibanye-Stillwater’s mining properties, including as a result of unauthorised access and illegal mining, violent crime rates and high levels of unemployment. For example, the official unemployment rate in South Africa was 33.5% in the second quarter of fiscal 2024 mainly due to slow economic growth and poor infrastructure. There is no assurance that a prolonged economic downturn will not result in an extended period of high unemployment, further exacerbating anti-mining sentiment in South Africa. Furthermore, the rise of ESG factors in investment decisions may result in divestments of certain parts of the mining sector or increased difficulties with access to finance, or access to affordable finance.
Responsive measures may require Sibanye-Stillwater to take costly and time-consuming remedial measures, including the full restoration of livelihoods of those impacted, and remediation of the environment. In addition, Sibanye-Stillwater is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. In this regard, the approved SLPs which form part of Sibanye-Stillwater’s mining rights must make provision for local economic development, among other obligations. See – Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which may be the subject of dispute. In addition, Sibanye-Stillwater has several joint venture arrangements and associated investments, and the companies which Sibanye-Stillwater partners with may apply different corporate governance standards and responsible citizen procedures. As Sibanye-Stillwater has a long history of mining operations in certain regions or has purchased operations that have a long history, issues may arise regarding historical as well as potential future environmental or health impacts in those areas.
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
For example, the South African government introduced a carbon tax under the Carbon Tax Act with effect from 1 June 2019, imposing a tax on carbon dioxide equivalent (CO2e) emissions which exceed applicable tax-free allowances. As a result of these tax-free allowances, Sibanye Stillwater’s effective carbon tax rates is much lower than the statutory carbon tax rates: 2024 (statutory rate: R190 per tonne of CO2e emissions, effective rate: R10 to R75 per tonne); 2023 (statutory rate: R159 per tonne, effective rate: R8 to R63 per tonne) and 2022 (statutory rate: R144 per tonne, effective rate: R7 to R58 per tonne). However, it is expected that the gradual phasing out of the tax-free allowances will result in higher effective carbon tax rates over time. In addition, as Eskom begins to pay carbon tax following the end of Phase 1 of the Carbon Tax Act (extended to 31 December 2025), it is anticipated that it will pass on such costs in the form of higher electricity tariffs, which it will charge to Sibanye-Stillwater.
To prepare South Africa for the structural and sustainable transition to a climate‐resilient and low carbon economy, in 2022, the Carbon Tax Act was amended to include progressive increases in the carbon tax rate, set to increase from R190 for fiscal 2024 to R462 in fiscal 2030, with further increases to be announced thereafter.
A carbon fuel levy was also introduced under the Customs and Excise Act, 1964 as part of the current South African fuel levy regime. The carbon fuel levy applies to stationary and non-stationary mobile emissions resulting from the use of liquid fuels, primarily petrol and diesel. The 9c/litre carbon fuel levy on diesel, which came into effect on 5 June 2019, was increased to 14c/litre on 3 April 2024, as a result of the increase in the carbon tax rate.
In addition, the South African government enacted the Climate Change Act 22 of 2024 (Climate Change Act) in July 2024, which imposes “carbon budgets” on entities in certain high-emitting industries, such as mining. The carbon budgets are intended to operate as statutory limits for CO2e emissions, and a failure to adopt plans to reduce exceedances may lead to a fine or other punitive measures. The Carbon Tax Act will be aligned with the Climate Change Act, such that companies will be required to pay R640 per tonne of gross CO2e emissions exceeding the applicable carbon budget. The Carbon Tax Act will include the higher rate once the Department of Forestry, Fisheries and the Environment (DFFE) publishes the carbon budged regulations, with implementation anticipated from 1 January of the year following their finalisation. Further, after the mandatory carbon budgeting system comes into effect, it is expected that the South African government will phase out the current carbon budget allowance of 5% provided for under the Carbon Tax Act. Sibanye-Stillwater’s costs under the existing legislation will be impacted by the finalisation of the GHG reporting regulations and the extent to which it is able to make use of the allowances that are built into the carbon tax design. Sibanye-Stillwater had a net carbon tax expense for the year ended 31 December 2024 of R2 million (2023: R2 million credit; 2022: R10 million expense).
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
Sibanye-Stillwater is also subject to GHG reporting requirements for specified large GHG emission sources in the United States. Sibanye-Stillwater’s United States PGM operations hold a Title V Major Air Quality Permit, which requires Sibanye-Stillwater to annually calculate its GHG emissions and compare these amounts against reporting thresholds. Because current levels are below reporting thresholds, the United

States PGM operations are not currently required to report GHG emissions. Additionally, the assessment of GHG emissions has become an increasingly important part of NEPA assessments in recent years, and in May 2024, the White House Council on Environmental Quality issued its Phase 2 final rule, which could affect how agencies consider GHG emissions in NEPA assessments. However, the rule is currently being challenged in the federal court system, and it remains uncertain whether, in the future, Sibanye-Stillwater will be required to mitigate its GHG emissions in connection with any NEPA review.
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
Regulation of GHG emissions in the jurisdictions of Sibanye-Stillwater’s end-user customers and value chain participants could also have an adverse effect on the demand for certain of its products, which may in turn, have a material adverse effect on Sibanye-Stillwater’s production levels, business, operating results and financial condition. Additionally, Sibanye-Stillwater may in the future be required to calculate Scope 3 or value chain emissions, which will incur increased costs, particularly as Scope 3 emissions relate to other organisations’ emissions and are therefore subject to a range of uncertainties and challenges.
Sibanye-Stillwater may not meet its decarbonisation targets in the timeframe anticipated, or at all
As a commercial consumer of power, Sibanye-Stillwater’s ability to reduce its GHG emissions is impacted by its mix of energy suppliers, including Sibanye-Stillwater’s ability to reduce its dependence on Eskom in South Africa, which accounted for approximately 92% of its total Scope 1 and Scope 2 GHG emissions for the year ended 31 December 2024. See – Regulation of greenhouse gas (GHG) emissions may materially adversely affect Sibanye-Stillwater’s operations. To reduce its emissions, Sibanye-Stillwater aims to diversify its energy mix with renewable projects. For example, in 2023 and 2024, Sibanye-Stillwater entered into power purchase agreements to obtain energy from wind and solar photovoltaic projects in South Africa. However, there is no guarantee that these projects will be successfully completed in the time frame or to the standard anticipated, or that the energy produced from these projects will be sufficient to reduce Sibanye-Stillwater’s reliance on Eskom and other non-renewable sources of energy. See also — Sibanye-Stillwater’s pursuit of value accretive acquisitions and joint ventures, may not deliver anticipated outcomes in the timeframe anticipated or at all. In addition, Sibanye-Stillwater’s ability to diversify its energy mix in South Africa may also be impacted by government policies or actions, including the liberalisation of the electricity supply industry and technological innovations, including electrification. However, there is no guarantee that such market enhancement will develop as expected, or at all.
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
Failure by Sibanye-Stillwater to achieve or maintain its decarbonisation performance targets and credentials may result in significant reputational damage, make it harder to obtain or maintain third-party contracts or financing or result in regulatory enforcement and fines, which may materially affect its business, operating results and financial condition.
The physical impacts of climate change may adversely affect Sibanye-Stillwater’s mining operations, workforce and supply chain, damage its mining assets and equipment and impose significant costs and burdens
Sibanye-Stillwater’s operations, workforce, supply chain, mining assets and equipment may be exposed to changing weather patterns resulting from climate change, particularly changes in the frequency, intensity and/or duration of intense storms, drought, flooding, wildfire, and other extreme weather events and patterns. For example, in April 2022, nickel sulphide from Sibanye-Stillwater’s Marikana operations that was stored in a warehouse awaiting shipment was contaminated due to a flooding event. Additionally, flooding in Montana prevented access via public transit routes and led to a suspension of the Group’s United States PGM operations for seven weeks in mid-June 2022, which resulted in lower production levels as compared to the previous year. Operations were similarly suspended at the Century operation in Queensland, Australia, following record levels of rainfall in March 2023, and experienced similar disruptions in the first quarter of 2024 as a result of severe regional weather. In October 2024, the Century operation was further impacted by a regional bushfire. Although primary infrastructure was safeguarded, there was extensive loss of surface piping, including the feed and water lines connecting the hydro mine to the processing plant and other key service lines. Due to the amount of piping required for remediation, operations were suspended for 6 weeks, resulting in lower production levels in the fourth quarter of 2024.
Such potential physical impacts of climate change on Sibanye-Stillwater’s operations are highly uncertain, and would vary by operation based on particular geographic circumstances. In particular, damage to, or destruction of, mining assets or equipment could lead to substantial costs, delays in mining or processing and/or legal liabilities. As a result, Sibanye-Stillwater may face production interruptions, increased operational costs associated with power and supply chain disruption, project delays and increased production pricing. In addition, the potential for overall decreases in precipitation could affect the availability of water needed for Sibanye-Stillwater’s operations, leading to increased operating costs, or in extreme cases, disruptions to mining operations.
In addition, as part of Sibanye-Stillwater’s commitment to implementing the GISTM, it may be required to undertake additional measures to mitigate the environmental impact at its tailings facilities, including physical impacts arising from climate change. Any such obligations could increase operational expenses or required capital investments.
Legal, regulatory and compliance risks
If Sibanye-Stillwater is unable to implement and maintain an effective system of internal control over financial reporting, it may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, US reporting companies, including Sibanye-Stillwater, are required to include a management report on its internal control over financial reporting in its annual report, including management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the Company’s internal control over financial reporting. In connection with the preparation of its consolidated financial statements for the year ended 31 December 2023, Sibanye-Stillwater identified a material weakness in its internal control over financial reporting due to design and operating deficiencies which resulted from insufficient evidence of management review and performance of control procedures, including the level of precision in the execution of controls and procedures to ascertain completeness and accuracy of information produced by the company (IPC). These deficiencies impacted cash and cash equivalents in the South African region and platinum group metals (“PGM”) inventory at Stillwater Mining Company, and certain inventory in process at Western Platinum Proprietary Limited.
During the preparation of the financial statements for the year ended 31 December 2024, Sibanye-Stillwater further identified control deficiencies in the Southern African region relating to the management of user access in the company’s Information Technology General Controls (“ITGC”) environment, and controls relying on these related systems, which in the aggregate, constituted a material weakness as of 31 December 2024. These deficiencies specifically relate to (i) insufficient monitoring of user access controls that restrict user and privileged access to key Information Technology ("IT") applications within the ERP system, business supporting systems and related data to appropriate company personnel, and (ii) insufficient monitoring of access management to the Active Directory network layer that provides centralized authentication and authorisation of users to the environment.
Management has initiated remedial measures to further enhance its processes and controls over financial reporting and is actively engaged to formulate a comprehensive plan for remediation of the material weaknesses as discussed in Item 15 Controls and Procedures. The material weaknesses will not be considered remediated until the remediation plans have been implemented to a sufficient degree and there has been appropriate time for the management to conclude, through testing, that the controls are designed, implemented, and operating effectively to provide reasonable assurance that a material misstatement to the consolidated financial statements would be prevented, or detected and corrected. Management will continue to monitor the effectiveness of the remedial measures in their future assessments of the effectiveness of internal control over financial reporting and disclosure controls and procedures and will make necessary changes to the design of the remedial plan and take other actions that is deemed appropriate given the circumstances.
There can be no assurance, however, that the measures Sibanye-Stillwater has taken to date, and actions it may take in the future, will be sufficient to prevent or avoid potential future material weaknesses. In addition, current controls and any new controls that Sibanye-Stillwater develops may become inadequate because of changes in conditions in its business.
Sibanye-Stillwater’s appointment of a new independent registered public accounting firm could result in additional costs and difficulties in complying with regulations governing public company corporate governance including reporting delays in the filing of its reports with the SEC and JSE, and Sibanye-Stillwater’s new independent registered public accounting firm may interpret accounting rules differently than its former firm, which could adversely impact its business
On 19 December 2024, Sibanye-Stillwater appointed BDO South Africa Inc. (BDO) as its new independent registered public accounting firm following the completion of a formal tender process. Sibanye-Stillwater’s former independent registered public accounting firm, Ernst & Young Inc. (EY), will resign as the Group’s independent registered public accounting firm on conclusion of its responsibilities relating to the 31 December 2024 financial year audit. Consequently, Sibanye-Stillwater’s new independent registered public accounting firm will be reviewing and auditing its financial reporting in the future. Sibanye-Stillwater’s continuing preparation for and implementation of various corporate governance reforms and enhanced disclosure laws and regulations adopted in recent years requires it to incur significant additional accounting and legal costs, and this change in auditors could add to the overall cost required for compliance. Any new auditor will not have the institutional knowledge of Sibanye-Stillwater and its management held by the previous auditor, and the transition will require significant additional efforts on the parts of Sibanye-Stillwater’s personnel and management. Given the complexities of public-company accounting rules and the differences in how those rules are interpreted by various accounting firms, including in respect of their application specifically to the mining industry, it is possible that Sibanye-Stillwater’s new independent registered public accounting firm will require it to characterise certain transactions and/or present financial data differently than previously audited financial information. Similarly, it is possible that the new independent registered public accounting firm will disagree with the way Sibanye-Stillwater has presented financial results in prior periods, in which case it may be required to restate those financial results. In either case, these changes could negatively impact Sibanye-Stillwater’s future financial results and/or previously reported financial results, could subject it to the expense and other consequences of restating prior financial statements, and could lead to government investigation and/or shareholder litigation. Any unanticipated difficulties in preparing for and implementing these and other corporate governance and reporting reforms could result in material delays in compliance or significantly increase Sibanye-Stillwater’s costs which could have a material adverse effect on Sibanye-Stillwater’s business, operating results, and financial condition.
Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which may be the subject of dispute
Sibanye-Stillwater’s right to own and exploit mineral deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Sibanye-Stillwater’s mineral resources and mineral reserves are located in countries where mining rights could be suspended or cancelled should it breach its obligations in respect of the acquisition and exercise of these rights.
In all of the countries where Sibanye-Stillwater operates, the formulation or implementation of governmental policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights and ownership of mining assets and the right to prospect and mine, variation of conditions, and, in extreme cases, nationalisation, expropriation or nullification of existing rights, concessions, licences, permits, agreements and contracts.
Our operations in South Africa are subject to legislation regulating the exploitation of mineral resources through the granting of rights required to prospect and mine for minerals, which includes the Mineral and Petroleum Resources Development Act, 2002 (MPRDA) as well as Broad-Based Socio-Economic Empowerment Charter contemplated in section 100(2)(1) of the MPRDA, a voluntary code designed to effect the entry and participation of historically disadvantaged South Africans (HDSAs) into the mining industry and increase their participation in the South African economy.
The MPRDA also requires, among other things, that mining companies submit SLPs to the DMRE, which set out their commitments relating to human resource development, labour planning and socio-economic development planning. In addition to significant reputational damage, companies that fail to comply with such commitments may be sanctioned, required to undertake remedial action and ultimately, may have their mining rights suspended or cancelled.
There is no guarantee that any steps Sibanye-Stillwater has already taken or might take in the future will ensure the retention of its existing mining rights, the successful renewal of its existing mining rights, the granting of applications for new mining rights or that the terms of renewals of its mining rights would not be significantly less favourable than the terms of its current mining rights. For example, in March 2021, Sibanye-Stillwater submitted an application for a mining right at Akanani prior to expiry of its converted prospecting right. However, the DMRE granted a prospecting right to a third-party applicant based on what Sibanye-Stillwater believes is an incorrect interpretation of the prevailing legislation and case law. In 2023, Sibanye-Stillwater referred the dispute to the High Court for review, however, the outcome of the dispute remains uncertain. Failure by Sibanye-Stillwater to comply with mineral rights legislation or to renew mining leases in any of the jurisdictions in which it operates may cause it to lose the right to mine, fail to acquire new rights to mine and may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
In addition, South Africa’s changing black economic empowerment (BEE) policies may adversely affect Sibanye-Stillwater’s mining rights and its ability to conduct operations. Under section 47 of the MPRDA, the DMRE Minister may suspend or cancel the existing mining rights or, under section 23(3) of the MPRDA, refuse to grant applications for new mining rights by mining companies, including Sibanye-Stillwater, should such holders of mining rights be deemed not to be in compliance with the requirements of the MPRDA as read with South Africa’s mining industry empowerment requirements. See [– Environmental and Regulatory Matters – South Africa – Mining Rights]. If the DMRE Minister were to determine that Sibanye-Stillwater is not in compliance with the requirements of the MPRDA, for any reason, including HDSA ownership requirements, Sibanye-Stillwater may challenge such a decision in court which may be costly and unsuccessful or may be required to engage in remedial steps, including changes to management and actions that require shareholder approval.

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
If Sibanye-Stillwater loses senior or regional management in any of its regions or is unable to hire and/or retain sufficient technically skilled employees or sufficient historically disadvantaged persons (HDPs) representation in management positions in South Africa, or maintain required board gender diversity, Sibanye-Stillwater’s business may be materially adversely affected
Sibanye-Stillwater’s ability to operate or expand effectively depends largely on the experience, skills and performance of its senior and regional management teams and technically skilled employees. However, the global mining industry, including Sibanye-Stillwater, continues to experience a shortage of qualified management and technically skilled employees. In particular, Sibanye-Stillwater has historically experienced shortages in technically skilled employees and high turnover at its United States PGM operations, which have affected productivity and unit costs, including in the first half of 2024.
Additionally, in connection with the 2018 Mining Charter, mining companies are required to ensure sufficient HDPs participation in management and core and critical skills, and failure to do so could result in fines, the loss or suspension of mining rights or other instructions issued to Sibanye-Stillwater in terms of the MPRDA. See – Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which may be the subject of dispute. Sibanye-Stillwater is also legislatively required to take proactive steps to achieve an equitable representation of HDPs at all occupational levels and to report on the extent to which its plan is being achieved. If Sibanye-Stillwater is unable to hire or retain appropriate management and technically skilled personnel or is unable to obtain sufficient HDP representation in management positions, or if there are not sufficient succession plans in place, this could have a material adverse effect on Sibanye-Stillwater’s business, result in the imposition of fines and have a negative effect on production levels, operating results and financial position.
Further, Sibanye-Stillwater will be required to comply with sectoral targets to be set by the Minister of Employment and Labour, in terms of the Employment Equity Amendment Act (EEAA). Failing to do so may result in it being fined and not being issued with a certificate of compliance with the EEAA. President Cyril Ramaphosa has proclaimed 1 January 2025 as the effective date for the EEAA. However, the sectoral targets to be set by the Minister of Employment and Labour have not yet been finalised.
In addition, the JSE Listings Requirements mandate that listed companies have a broad diversity policy focused on the promotion of various diversity attributes including gender diversity and report on gender representation to their stakeholders. Similarly, the MPRDA requires that at least 20% of Board members are women. There can be no assurance that Sibanye-Stillwater will be able to recruit, attract and/or retain qualified members of its Board and satisfy gender and diversity requirements under the JSE Listings Requirements, the MPRDA or any other law that may become applicable to the Company, which may expose Sibanye-Stillwater to financial penalties and adversely affect its reputation.

Sibanye-Stillwater is subject to risks associated with litigation and regulatory proceedings
As with most large corporations, Sibanye-Stillwater is, from time to time, involved as a party in litigation, arbitration, regulatory proceedings and other disputes. Litigation, arbitration, regulatory proceedings and other types of disputes involve inherent uncertainties and, as a result, Sibanye-Stillwater faces risks associated with adverse judgments or outcomes in such cases. Even where Sibanye-Stillwater may ultimately prevail on the merits of any such dispute, Sibanye-Stillwater may face significant costs defending its rights, lose certain rights or benefits during the pendency of any such litigation, arbitration, regulatory proceeding or other dispute, or suffer negative publicity or reputational damage as a result of its involvement. Sibanye-Stillwater is currently engaged in a number of legal and regulatory proceedings, including as described in Annual Financial Report-Directors’ report-Litigation, the outcome of which remains uncertain. For example, in May 2022, Appian Capital Advisory (Appian) commenced proceedings in the High Court of England & Wales in relation to Sibanye-Stillwater’s decision to exercise its termination rights in respect of the proposed acquisition of two Brazilian mining assets owned by Appian. In October 2024, the High Court ruled in favour of Appian, ordering Sibanye-Stillwater to pay damages resulting from the termination. The trial to determine the quantum of these damages has been set for November 2025. There can be no assurance as to the outcome of any litigation, arbitration, regulatory proceeding or other dispute, and the adverse determination of material litigation could have a materially adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
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
Under the Minerals Marketing Corporation Act, 1983 (MMCZ Act), the Mineral Marketing Corporation of Zimbabwe (MMCZ) is the sole legal exporter of all minerals mined in Zimbabwe and is entitled to a commission in relation to all sales, as an agent to the mining companies, which is stipulated by the MMCZ Act. There is no requirement, legal or otherwise, for MMCZ to be involved in Mimosa’s operations or management, and Sibanye-Stillwater has no contractual or other relationship with MMCZ outside of the MMCZ Act requirements. Mimosa received an exemption from having to comply with the MMCZ Act from 4 August 2021, and in 2024, the MMCZ provided Mimosa notice of its intention to revoke such exemption. While any commissions paid are not currently expected to be material, there can be no guarantee that this will be the case in future, or that other requirements will not be imposed with respect to the MMCZ Act.
In 2020, the Zimbabwean Government introduced a 5% export tax on semi-processed platinum group metal concentrates to provide an incentive for the development of processing facilities in Zimbabwe. Subsequently the tax was deferred until 1 January 2025. Although the tax became legally effective on this date, Mimosa is currently seeking a further deferment. Due to the ongoing deferment negotiations, the Zimbabwe Revenue Authority has not begun collecting the export tax. If the deferment is granted, it is expected to apply retrospectively to 1 January 2025, resulting in no tax liability for Mimosa under the 5% export tax. Further, the Zimbabwean Government have also recently introduced a 7% royalty on platinum group metals, which the consortium has appealed to reduce to around 3%, with the royalty reviewed in line with movements in platinum prices, up to a maximum of 5%. It is uncertain if the Zimbabwe Government will grant the further deferment of the export tax or reduce the royalty on the basis appealed for and if both requests are not granted, they may adversely impact on the financial viability of projects in Zimbabwe.
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
Under load curtailment, Sibanye-Stillwater’s South African operations are required to reduce power demand which can result in production losses. In 2023, the levels and duration of load curtailments hit record highs, affecting approximately 1.4% of total production output at Sibanye-Stillwater’s South African PGM operations. While the situation improved significantly in 2024, achieving more than 275 consecutive days without load shedding, there is no guarantee that such improvements can be maintained or that Sibanye-Stillwater will be able to comply with future curtailment requirements without incurring material production losses in the future.
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
In addition to supply constraints, severe weather events and labour unrest in South Africa has disrupted, and may in the future disrupt, the supply of coal to power stations operated by Eskom or may incapacitate the power stations directly, resulting in curtailed supply. For example, in November 2023, a heat wave across South Africa resulted in higher power station efficiency losses and higher national demand. This, combined with unplanned power station outages, resulted in significant national load shedding and load curtailment at Sibanye-Stillwater’s SA operations. Eskom may also face regulatory enforcement action that may disrupt its supply of electricity. For example, in 2021, Eskom received unfavourable decisions from the DFFE for multiple power generation facilities in response to its applications for the postponement of air quality Minimum Emission Standards set out in terms of the Air Quality Act. If implemented, the decisions will result in Eskom having to shut down 16,000MW of installed coal fired capacity. Eskom has appealed against the adverse decision and the issue remains unresolved. Eskom subsequently received an exemption to continue operating several power stations outside of the Minimum Emissions Standards through 2030. Energy shortages may also occur as a result of copper cable theft (and other non-ferrous metals) at its SA operations. For example, theft of metal resulted in the collapse of a pylon in February 2022, which cut power supply to Sibanye-Stillwater’s Cooke shafts. See also – Theft of gold, PGM and production inputs, cable theft, as well as illegal mining, may occur on some of Sibanye-Stillwater’s properties. These activities can disrupt Sibanye-Stillwater’s business and can expose Sibanye-Stillwater to liability.
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
In 2019, the President of South Africa announced that South Africa will proceed with nationalising the SARB. This position was reaffirmed by the ANC at its 2022 National Elective Conference, and in September 2024, the National Assembly’s Standing Committee on Finance resolved to conduct public hearings on the SARB Amendment Bill concerning nationalisation of the SARB. While the SARB’s independence is constitutionally guaranteed, any economic or political instability caused by a nationalisation process, may create complications relating to the movement of funds into or out of South Africa and impact the general business environment in South Africa, including for companies such as Sibanye-Stillwater. Any such negative impact on the South African economy may adversely affect Sibanye-Stillwater’s business, operating results and financial condition.
While the South African government has stated that it does not intend to nationalise mining assets or mining companies, certain political parties favour a policy of nationalisation. See – Sibanye-Stillwater’s operations and financial condition could also be adversely affected by policies and legislation related to greater state intervention in the mining industry and potentially the expropriation of mining assets without compensation. Any potential, or actual proceedings, to nationalise any of Sibanye-Stillwater’s assets could halt or curtail operations, resulting in a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition and could cause the value of Sibanye-Stillwater’s securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.
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
Due to the mature infrastructure at Sibanye-Stillwater’s mining operations, unplanned breakdowns, statutory mandated modifications and stoppages may result in production delays, increased costs and industrial accidents
Nearly all of Sibanye-Stillwater’s operating shafts and processing plants at its gold and PGM operations, as well as the recently acquired Sandouville hydrometallurgical nickel processing facility and Century zinc retreatment operations, are relatively mature. Ageing infrastructure and recurring maintenance issues also significantly impact Sibanye-Stillwater’s Sandouville nickel processing facility. Maintaining this infrastructure requires skilled people, capital allocation, management and regular, planned maintenance. Once a shaft or a processing plant has reached the end of its intended lifespan or needs modification to comply with the applicable regulatory standards and to continue operating reliably, more than normal maintenance, care and remediation is required. In addition, the breakdown of certain critical infrastructure and components, including as a result of operating errors, may temporarily halt production. Although Sibanye-Stillwater has comprehensive inspection and maintenance strategies in place, incidents resulting in production delays, increased costs or industrial accidents may occur. There is also a risk that delays in procuring critical spares for major repairs may result in disruptions to production. Such incidents may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity
Sibanye-Stillwater’s workforce is unionised across all its operations, with a total of approximately 88% unionised employees (excluding DRDGOLD, Keliber, Sandouville and Century operations) as of 31 December 2024. Organised labour dynamics in the mining sector, particularly in South Africa, are volatile and uncertain and, as such, they have had, and may in the future have, a material adverse impact on Sibanye-Stillwater’s operations, production and financial performance. Union activity and labour unrest in South Africa may result in industrial disputes and extended negotiations that have, along with other factors, negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of the country’s leading mining companies. Sibanye-Stillwater has in the past, and may in the future, experience strikes and work stoppages, including both protected and unprotected industrial action. For example, in March 2022, AMCU and NUM announced a strike action at Sibanye-Stillwater’s gold mines that commenced on 9 March 2022 and concluded on 13 June 2022, during which time the vast majority of gold production ceased. Wage disputes, and any resulting industrial actions, are difficult to control and can lead to significant disruptions at Sibanye-Stillwater’s operations, expose it to liability and materially and adversely affect its business, operating results and financial condition. In addition, rivalries between unions, such as AMCU and NUM, may also destabilise labour relations in the mining sector. For example, in October 2023, sit-in protests were initiated by workers affiliated with an unrecognised rival union at two gold mines in South Africa (neither of which was operated by Sibanye-Stillwater) resulting in hundreds of workers remaining underground for several days. Although such incidents are not related to Sibanye-Stillwater’s normal operations, they may impact ongoing labour relations at Sibanye-Stillwater and in South Africa, in general.

In addition, Sibanye-Stillwater has in the past, and may in the future, undertake restructuring processes in response to, among other things, the cost structure of an operation, commodity prices, currency exchange rates, operating shafts reaching their end-of-life, acquisitions, and/or business combinations, which may result in the retrenchment of employees. Such restructurings may lead to labour unrest, reduced production levels and reputational harm to Sibanye-Stillwater, which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. In addition, there is no guarantee that any such process will provide the cost savings or other benefits anticipated by management whether due to labour unrest, reduced production or other factors.
In the United States, Sibanye-Stillwater’s employees located at the United States PGM Stillwater & Metallurgical Complex and East Boulder operations and the Metallurgical Processing facilities are covered by an eleven-month collective bargaining agreement and a one-year collective bargaining agreement with the United Steel Workers Local 11-001 (USW Local 11-0001) expiring on 31 May 2025 and 31 July 2025, respectively. Sibanye-Stillwater is subject to a risk of strikes and other labour disputes at its US operations, and its ability to alter labour costs is restricted by the fact that unionised employees are party to collective bargaining agreements.
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
Because Sibanye-Stillwater’s operations are regionally concentrated, disruptions in these regions could have a material adverse impact on the operations
Sibanye-Stillwater’s South African PGM operations (Marikana, Rustenburg, Kroondal and Platinum Mile) are located between the two towns of Rustenburg and Brits and the majority of its gold mining operations are located in the north western and south western margins of the Witwatersrand Basin in South Africa. While Sibanye-Stillwater has recently diversified its operations into a number of additional new jurisdictions beyond its first international expansion into the United States, including Finland, France and Australia, and into new metals, this diversification has only reduced its reliance on South African gold and PGM production to a limited extent. As a result, any adverse economic, political or social conditions affecting these regions or surrounding regions, as well as natural disasters or coordinated strikes or other work stoppages, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Contagious diseases, including global pandemics, pose risks to Sibanye-Stillwater in terms of lost productivity and increased costs
Sibanye-Stillwater’s operations have been and may in future be impacted by the spread of contagious diseases and global pandemics (such as COVID-19). Employee or contractor absences due to such illnesses have in the past, and may in the future, lead to labour shortages or disruptions to Sibanye-Stillwater’s production (including potential temporary cessation) and increased operational costs. In addition, a pandemic or the fear thereof could adversely affect global economies and financial markets, resulting in volatility or an economic downturn, which may in turn impact global metals prices and the Group's ability to raise sufficient capital to finance ongoing projects. Any actions taken by governments or regulators in response to such outbreaks, including travel-related restrictions, could result in the inability of Sibanye-Stillwater’s suppliers to deliver components or raw materials on a timely basis and may limit or prevent Sibanye-Stillwater’s management and employees and other important third-parties from travelling to, or visiting, Sibanye-Stillwater’s operations.
The spread of contagious diseases such as respiratory diseases may be exacerbated by communal housing and close quarters. The spread of such diseases could impact employees’ productivity, treatment costs and, therefore, operational costs, which may in turn have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater’s mineral reserves and mineral resources are estimates at a specific point in time, based on a number of technical and economic assumptions, which, if changed, may require Sibanye-Stillwater to lower the estimated mineral reserves and mineral resources
The mineral reserves and mineral resources of Sibanye-Stillwater are estimates based on assumptions regarding, among other things, Sibanye-Stillwater’s costs, expenditures, commodity prices, currency exchange rates, metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond its control. Mineral reserves are classified as proved or probable, to reflect the level of confidence in both the underlying techno-economic and mineral resources. The mineral resource estimates that feed into the mineral reserves depend on statistical inferences and structural modelling, drawn from drilling information and face samples, which may prove to be inaccurate, unreliable or unrepresentative due to the inherent variability and complexity of an orebody. Although mineral resource classifications take cognisance of the inherent uncertainty, sometimes unexpected geologic conditions, such as faulting, dykes, “potholes” or poor ground conditions can be encountered as mining proceeds. The effect of these can result in mining area losses, increased costs and additional dilution of ore grade during mining operations. In the event that Sibanye-Stillwater adversely revises any of the techno-economic assumptions that underlie its mineral reserves, this may result in a revision of mining plans and/or mineral reserves.
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
Risks Related to Earnings Delivery
Changes in the market price for gold, silver, PGMs, nickel, zinc and lithium and may affect the profitability of Sibanye-Stillwater’s major capital projects, recycling, mining and refining operations and the cash flows generated by those operations
Sibanye-Stillwater’s revenue from its mining and other operations is primarily derived from the sale of the commodities that it produces. As a result, it is generally exposed to changes in the gold and PGM prices, which could lead to reduced revenue should the gold or PGM basket price decline. For example, during the year ended 31 December 2024, the gold price fluctuated between US$1,984/oz and US$2,790/oz, the platinum price fluctuated between US$865/oz and US$1,105/oz, the palladium price fluctuated between US$808/oz and US$1,248/oz and the rhodium price fluctuated between US$4,325/oz and US$4,825/oz. Sibanye-Stillwater has in the past, and may in the future, utilise commodity derivative or other hedging products, including to protect cash flows at times of significant capital expenditure, financing projects or to safeguard the viability of higher cost operations. In its US autocatalyst recycling business, Sibanye-Stillwater regularly enters into fixed forward sales contracts for metal produced from the processing of precious metal bearing waste and spent autocatalyst recycling, normally making these commitments at the time the precious metal bearing waste material is purchased to achieve price matching between process feedstock and product. For Sibanye-Stillwater’s fixed forward sales related to recycling, Sibanye-Stillwater is subject to the customers’ compliance with the terms of the agreements, their ability to terminate or suspend the agreements and their willingness and ability to pay. There can be no assurance that the use of such commodity derivative or other hedging products will result in outcomes that are favourable to Sibanye-Stillwater. For example, hedging instruments may fail to prevent losses from being realised in the event of subsequent decreases in commodity prices or, conversely, may limit the ability of Sibanye-Stillwater to benefit from subsequent increases in commodity prices. As a result, Sibanye-Stillwater may not realise the anticipated benefits of hedging instruments, and in the absence of such benefits, there could be a material adverse effect on Sibanye-Stillwater's financial performance.
The market price for gold has historically been volatile and is affected by numerous factors over which Sibanye-Stillwater has no control, such as general supply and demand, speculative trading activity and global macro-economic drivers. For example, gold has historically been used as a hedge against unstable or lower economic performance, thus improved economic performance, particularly in the United States, may have a negative impact on the price for gold.
The market price for PGMs has been similarly volatile, and in recent years, has declined precipitously primarily as a result of global macroeconomic conditions. As of 31 December 2024, the prices of gold, platinum, palladium and rhodium prices were US$2,624/oz, US$894/oz, US$889/oz and US$4,575/oz, respectively.
Should the gold or PGM price decline below Sibanye-Stillwater’s production costs, it may experience losses and, should this situation persist for an extended period, Sibanye-Stillwater may be forced to curtail or suspend some or all of its projects, operations and/or reduce operational capital expenditures. For example, in 2024, Sibanye-Stillwater completed a Section 189A of the Labour Relations Act, 1995 (LRA) restructuring process (189A process) at four shafts of the South African PGM operations, partly attributable to a decline in PGM prices making two of the shafts unprofitable, and two others reaching end of life. Additionally in November 2024, Sibanye-Stillwater completed a restructuring in Montana which resulted in placing Stillwater West on care and maintenance, following a sustained decline in PGM prices, as a result of which output is expected to decrease at the US PGM operations, in order to phase expansion capital over the next two to three years. Sibanye-Stillwater might not be able to recover any losses incurred during, or after, such events.
A sustained period of significant gold or PGM price volatility may also adversely affect Sibanye-Stillwater’s ability to undertake new capital projects or to make other long-term strategic decisions.
In addition, changes in demand drivers for PGMs may cause the prices of PGMs to fall over the short or long-term. For example, PGM prices are linked to demand for catalytic converters in combustion engine and hybrid automobiles, among other things. Beginning in 2022, continued macroeconomic uncertainty, together with persistent inflation and higher interest rates, led to decreased consumer demand for new vehicles, with vehicles remaining in service for extended periods and fewer vehicles being scrapped. Such decreased demand contributed to a continued decline in PGM prices during the first half of 2024. Any economic downturn or other event that reduces the sale of automobiles will also likely impact the price of PGMs. In addition, high PGM prices may cause demand destruction, which would cause the price of such PGMs to fall. In addition, the increase in the number of electric cars has, and may further in future, reduce the price for PGMs by reducing demand for catalytic converters (which require PGMs) used in gasoline and diesel powered vehicles.

Sibanye-Stillwater is also impacted by fluctuations in other core metals and by-products. For example, in recent years the market prices for nickel, zinc, silver and lithium have fluctuated widely. During the year ended 31 December 2024, the price of nickel, zinc, silver, chrome and lithium hydroxide monohydrate fluctuated between US$15,065/tonne and US$21,650/tonne, US$2,301/tonne and US$3,296/tonne, US$22/oz and US$35/oz, US$200/tonne and US$325/tonne, and US$9,402/tonne and US$15,070/tonne, respectively. Such fluctuations may affect the profitability of the Group’s operations and the viability of its major capital investment projects.
Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Because gold and PGMs are generally sold in US dollars, while the majority of Sibanye-Stillwater’s gold production and a substantial amount of Sibanye-Stillwater’s PGM production costs are denominated in rand, Sibanye-Stillwater’s operating results and financial condition will be materially affected if there is a material change in the value of the rand
Gold and PGMs are principally sold throughout the world in US dollars, but Sibanye-Stillwater’s costs of production at its operations in South Africa are primarily incurred in rand. Recent volatility in the rand has made Sibanye-Stillwater’s costs and operating results less predictable than when currency exchange rates are more stable. Throughout 2022 and 2023, the rand gradually weakened against the dollar, falling to a yearly average exchange rate of R16.38/US$ for the year ended 31 December 2022 and R18.46 for the year ended 31 December 2023. For the year ended 31 December 2024, the rand recovered marginally to a yearly average exchange rate of R18.32/US$. See – The continued status of South Africa’s credit rating as non-investment grade, as well as the greylisting of South Africa by the Financial Action Task Force, may have an adverse effect on Sibanye-Stillwater’s ability to secure financing or could result in any such financing being available only at greater cost. Any significant appreciation of the rand against the US dollar would increase Sibanye-Stillwater’s operating costs in US dollar terms, and reduce revenue in rand terms, which could materially adversely affect its operating results and financial condition from the South African operations. Conversely, a weakening of the rand may result in higher inflation in South Africa, which would increase the prices Sibanye-Stillwater pays for products and services. In light of these factors and the likely impact on cash flow, management regularly re-evaluates its current growth capital expenditure plans, and from time to time, Sibanye-Stillwater utilises currency hedges to protect cash flows. For example, Sibanye-Stillwater entered into currency hedges for the period from June 2024 to May 2025 to safeguard the viability of its SA PGM operations in the event that the Rand strengthened significantly against the US Dollar post the 2024 South African national elections. However, there is no guarantee that such hedges will sufficiently protect Sibanye-Stillwater from the material adverse effects of exchange rate fluctuations.
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
Sibanye-Stillwater has a large amount of indebtedness. Failure to comply with its debt covenants or difficulties in obtaining necessary financing could have a material adverse effect on its business, operating results and financial condition
As at 31 December 2024, Sibanye-Stillwater had R39.4 billion (US$2.1 billion) principal amount of indebtedness outstanding (excluding the Burnstone Debt), in addition to committed undrawn debt facilities of R26.7 billion (US$1.4 billion). Sibanye-Stillwater’s borrowings and credit facilities contain financial and/or other covenants and restrictions. Such covenants may include restrictions on Sibanye-Stillwater incurring additional financial indebtedness and obligations to maintain certain financial covenant ratios for as long as any amount is outstanding under such facilities. Specifically, Sibanye-Stillwater’s borrowing facilities generally permit a maximum leverage ratio (net cash/debt to adjusted EBITDA) of 2.5:1, calculated on a quarterly basis, although this ratio has been temporarily relaxed to 3.5:1 until 30 June 2025, and 3.0:1 until 31 December 2025. The significant decline in commodity prices over the course of 2023 coupled with operational and production challenges resulted in a deterioration of the leverage ratio from a net cash to adjusted EBITDA of 0.14:1 as at 31 December 2022 to a net debt to adjusted EBITDA ratio of 0.58:1 at 31 December 2023, which further deteriorated to a net debt to adjusted EBITDA ratio of 1.79:1 as at 31 December 2024. Sibanye-Stillwater’s overall liquidity position, including its ability to maintain its leverage ratio, may be impacted, among other factors, by a further decline in commodity prices, prolonged period at current depressed prices or a decline in production, including as a result of industrial action, shaft incidents, natural events and other operational incidents that constrain production at Sibanye-Stillwater’s operations. See – Depressed commodity prices may impact Sibanye-Stillwater’s ability to implement its business strategy, fund necessary and strategic capital expenditures and obtain financing and -Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity.
Sibanye-Stillwater intends to incur additional indebtedness to develop its projects in furtherance of its green metals strategy. In addition to targeted borrowings to fund its green metals strategy, in the near-term, Sibanye-Stillwater expects to manage its liquidity needs from cash generated by its operations, cash on hand, the committed and unutilised debt facilities, as well as additional funding mechanisms. Sibanye-Stillwater, if necessary, in order to manage its covenants, may also consider additional options to increase funding flexibility which may include, among others, streaming facilities, prepayment facilities, facility restructuring, or in the event that other options are not deemed preferable by the Board, an equity capital raise. However, there can be no assurance that funding will be available to Sibanye-Stillwater on acceptable terms, if at all, and that any of the measures which Sibanye-Stillwater may undertake to increase liquidity or actively manage its covenants would be successful.

If Sibanye-Stillwater’s cost of debt were to increase or if it were to encounter other difficulties in obtaining financing, its sources of funding may not match its financing needs, which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Depressed commodity prices may impact Sibanye-Stillwater’s ability to implement its business strategy, fund capital expenditures and obtain financing
Commodity prices significantly influence the Group’s revenue, profitability, access to capital and future rate of growth. Lower commodity prices may reduce Sibanye-Stillwater’s cash flows and borrowing ability and make it more difficult to execute its business strategy, including strategic acquisitions, capital intensive projects and its ability to execute and achieve sustainability plans and targets. For example, since 2022, continued macroeconomic uncertainty, together with continued inflation and higher interest rates, led to a marked decline in PGM prices. As a result of this decline in PGM prices, certain shafts of Sibanye-Stillwater’s South African and United States PGM operations have become unprofitable and the Group has completed targeted restructuring consultations in respect of such operations. A continued decline in PGM or other commodity prices impacting the Group’s revenue may cause the Group to suspend or further restructure certain of its operations, reduce capital expenditure and materially impact its profitability and ability to execute its strategy.
Reduced commodity prices or prolonged depressed commodity market conditions may also make it harder for Sibanye-Stillwater to allocate capital or obtain financing on satisfactory terms, which could impact its ability to develop future reserves and lead to a decline in Sibanye-Stillwater’s earnings potential. Lower long term commodity prices may also impact the economic viability of Sibanye-Stillwater’s mineral reserves, resulting in a reclassification or reduction in proven reserves and/or resources at affected operations. Any of the foregoing may materially and adversely affect Sibanye-Stillwater’s future business, operating results, financial condition, as well as its operations, liquidity, or ability to finance planned capital expenditures.
The continued status of South Africa’s credit rating as non-investment grade, as well as the greylisting of South Africa by the Financial Action Task Force, may have an adverse effect on Sibanye-Stillwater’s ability to secure financing or could result in any such financing being available only at greater cost
On 1 April 2022, Moody’s revised South Africa’s sovereign credit rating to Ba2 with a stable outlook. On 9 March 2023, Standard & Poor’s downgraded its outlook to stable from positive, but reaffirmed South Africa’s sovereign credit rating of BB-, warning however that it could lower them if the government’s ongoing reforms to address the power crisis do not progress as planned. On 17 July 2023 and 13 September 2024, Fitch Ratings affirmed South Africa’s sovereign credit rating of BB- and maintained a stable outlook. On 15 November 2024, Standard & Poor’s affirmed South Africa’s sovereign credit rating of BB- and upgraded its outlook from stable to positive. On 4 December 2024, Moody’s affirmed South Africa's sovereign credit rating as Ba2 with a stable outlook.
The continued status of South Africa’s sovereign credit rating as non-investment grade by Standard & Poor’s, Moody’s or Fitch Ratings may impact the ability of the private sector to raise capital, making it more difficult for Sibanye-Stillwater to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. The recent downgrades of South Africa’s sovereign credit rating could also have a material adverse effect on the South African economy as many pension funds and other large investors are required by internal rules to sell bonds once two separate agencies rate them as non-investment grade. Additionally, in February 2023, South Africa was “greylisted” by the Financial Action Task Force, which subjects it to increased monitoring and may have a negative impact on South Africa’s financial growth and discourage foreign investment. While South Africa’s National Treasury has taken steps to implement the recommendations of the Financial Action Task Force with a view to exit greylisting by October 2025, there is no guarantee that this will be achieved. Any such negative impact on the South African economy may adversely affect Sibanye-Stillwater’s business, operating results and financial condition.
Energy cost increases may adversely affect Sibanye-Stillwater’s results of operations
Sibanye-Stillwater’s mining operations in South Africa largely depend upon electrical power generated by the state-owned power supply utility, Eskom. Eskom, which supplied the vast majority of the country’s electricity needs during 2024, has historically experienced financial difficulties that have been caused by several factors. Some factors include inadequate maintenance and replacement strategy of aging generation units, the inability for the national transmission grid is to accommodate new renewable energy generation, over expenditure on capital projects, under recovery of revenues from defaulting customers, high levels of indebtedness, inadequate maintenance and high primary energy costs. More recently, during certain periods of supply-constraint, Eskom has utilised significant amounts of diesel to run its gas turbines while concurrently losing electricity sales as a result of load shedding or curtailment, which has contributed to above inflation tariff applications. See – Energy shortages, load curtailment (including the risk of a total blackout) and usage constraints may force Sibanye-Stillwater to reduce or halt operations.
The electricity supply industry in South Africa, including Eskom tariffs, is regulated by the National Energy Regulator of South Africa (NERSA). Eskom tariffs are determined through a consultative multi-year price determination (MYPD) process, with recoveries of prudently incurred over-expenditure in prior years recoverable through supplementary levies under the regulatory clear account (RCA) mechanism. In January 2025, NERSA approved a 12.74% increase for 1 April 2025, a 5.36% increase for 1 April 2026 and a 6.19% increase for 1 April 2027, informed by NERSA’s assessment of Eskom’s MYPD 6 application. Concurrently, Eskom has submitted an application to NERSA requesting the restructuring of regulated electricity tariffs in South Africa. [The changes, if approved, will negatively increase fixed electricity costs and reduce planned renewable energy savings.]
Combined, these outcomes create uncertainty as to the tariff structure and rates that will ultimately be applicable to Sibanye-Stillwater, and in the event that existing conditions persist or are exacerbated, the electricity tariff will continue to increase significantly in coming years.
In February 2019, the President of South Africa announced the vertical unbundling of Eskom. While full state ownership will be maintained, the unbundling is expected to result in the separation of Eskom’s transmission and distribution functions into separate entities, with Eskom’s generation function being retained in Eskom and Eskom’s management and administrative functions being transferred to a new holding company, which may require legislative and/or policy reform. The unbundling is currently underway and the agreements related to the legal separation of the transmission function were concluded in December 2021. Conditions precedent to these agreements were fulfilled in June 2024, and as such the separation of the transmission function has become effective, with this function residing in the National Transmission Company of South Africa SOC Limited, a wholly-owned subsidiary of Eskom. However, the legal separation of the distribution function has not yet occurred. Poor reliability of the supply of electricity and instability in prices through the unbundling process is expected to continue. Should Sibanye-Stillwater experience further power tariff increases, its business operating results and financial condition may be adversely impacted.
In the United States, changes in the US energy market, including a potential movement away from coal power, may increase the operating cost of Sibanye-Stillwater’s US operations, which could have a material adverse effect on its business, operating results and financial condition.
Ongoing war in Ukraine and conflict in the Middle East continued to impact the availability of energy sources globally in 2024. Resulting embargoes and sanctions have further contributed to volatility in global energy costs across oil and gas, increased commodity prices and demand for renewable energy components and, in certain jurisdictions, risk of energy supply constraints. This has impacted the availability and cost of energy for Sibanye-Stillwater’s operations and projects in Europe and elsewhere. Further disruptions to global energy value chains may affect operation continuity and increase the operating cost of Sibanye-Stillwater’s European operations, which could have a material adverse effect on its business, operating results and financial condition.
If any of Sibanye-Stillwater’s operations do not perform in line with expectations, Sibanye-Stillwater may be required to write down the carrying value of its long-term assets, which could affect Sibanye-Stillwater’s profitability and financial condition
Under IFRS Accounting Standards, Sibanye-Stillwater is required to annually test for indicators of impairment of the carrying value of long-term assets, and annual mandatory impairment testing of cash generating units to which goodwill were allocated. The Group must perform this test more frequently if it has reason to believe that the expected recoverable amount of long-term assets, or cash-generating units with allocated goodwill, may be lower than the carrying value (which are indications for impairment). If the results of operations and cash flows generated by Sibanye-Stillwater’s gold, PGM, nickel and lithium operations are not in line with its expectations, it may be required to write down the carrying value of its assets or investment to the recoverable amount. Any write down could materially affect Sibanye-Stillwater’s profits and financial condition.
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
Theft of gold, PGM and production inputs, cable theft, as well as illegal mining, may occur on some of Sibanye-Stillwater’s properties. These activities can disrupt Sibanye-Stillwater’s business and can expose Sibanye-Stillwater to liability
Sibanye-Stillwater experiences illegal mining activities and theft of precious metal bearing materials (which may be by employees or third parties) at its South African-based properties. Incidences of illegal mining and theft remain concerning as a result of challenging social and economic conditions and the value derived from precious metals and non-ferrous metals driven by local and international criminal enterprise. In 2024, Sibanye-Stillwater experienced 1,149 incidents of illegal mining and assisting illegal miners at its underground operations (2023: 459), resulting in the arrests of 1,464 illegal miners and 700 employees for assisting illegal mining activities. During the same period, there has been 1,190 incidents of illegal mining at Sibanye-Stillwater’s surface operations (2023: 623), which resulted in the arrests of 294 illegal miners.

Sibanye-Stillwater has also experienced the theft of copper (and other non-ferrous metals) at its SA operations, including from organised crime syndicates. The theft of such metals poses a risk to Sibanye-Stillwater’s surface infrastructure as well as its underground mines. In 2024, Sibanye-Stillwater experienced 1,613 incidents of non-ferrous metals theft at its South African gold and PGM operations, a decrease from 2,010 incidents in 2023. Theft of metal resulted in the collapse of a pylon in February 2022, which cut power supply to Sibanye-Stillwater’s Cooke shafts. About 20 employees conducting maintenance at the shaft were stranded underground for about three hours.
Rising gold, PGM and non-ferrous metal prices have been known to result in increased metals theft. It is possible that mine owners may be held responsible for the actions of illegal miners or for damages, injuries or fatalities that occur due to their actions. The activities of illegal miners could also lead to a reduction of mineral reserves, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations. These activities may also cause possible operational disruption, project delays, and pollution or damage to property for which Sibanye-Stillwater could potentially be held responsible and lead to fines or other costs. Disputes with illegal miners can adversely affect Sibanye-Stillwater’s relationships with local communities. The Artisanal and Small-Scale Mining Policy published on 30 March 2022 by the South African Minister of the DMRE aims to create a formalised, sustainable, artisanal and small-scale mining industry in South Africa, to eliminate illegal mining operations and promote job creation. The intention in adopting this policy is, where possible, to formalise artisanal and small-scale mining and provide for the co-existence of artisanal and small-scale miners and large mining operations. The occurrence of any of these events could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater’s operations and financial condition could also be adversely affected by policies and legislation related to greater state intervention in the mining industry and potentially the expropriation of mining assets without compensation
In recent years, governments, communities, NGOs and trade unions in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. Such resource nationalism, whether in the form of cost imposts, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation could impact the global mining industry and Sibanye-Stillwater’s business, operating results and financial condition.
On 24 January 2025, the Expropriation Act 13, 2024 (Expropriation Act) was assented to by the President of South Africa and has been signed into law. The Expropriation Act allows the state, subject to due process being followed, to expropriate land without compensation where doing so would be for a public purpose or in the public interest. Pursuant to section 12(3) of the Expropriation Act, land which falls within one of the following categories may be subject to expropriation without compensation:
•land not in use, with the owner’s primary purpose not being development or income generation, but benefiting from appreciation in market value;
•land held by an organ of state, not used for core functions, not reasonably likely to be needed for future activities, and acquired without consideration;
•land which the owner has abandoned by failing to exercise control over it despite being reasonably capable of doing so; and
•land where the market value is equivalent to or less than the present value of direct state investment or subsidy in its acquisition and beneficial capital improvement.
Section 5(3) of the MPRDA provides a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the holder to own the land on which it conducts operations.
In South Africa, the Government of National Unity (GNU) was formed after the most recent election in May 2024. The GNU’s priorities and minimum programme have generally aligned with the ANC’s commitments and policies. With respect to the mining industry, while the ANC has rejected the possibility of mine nationalisation, it supports, among other things, greater state intervention in the mining industry, including the revision of existing royalties and the imposition of new taxes. For example, Sibanye-Stillwater is engaged in disputes with South African municipalities regarding the interpretation of new legislation which includes the value of mining rights in property valuations, resulting in the imposition of significantly higher rates and taxes in respect of mine property. Its second approach contemplates the South African government taking a more active role in the mining sector, including through the introduction of a state mining company to be involved in new projects either through partnerships or individually. It is currently unclear as to the approach that the recently constituted GNU will adopt, however the policy adopted may impose additional restrictions, obligations, operational costs, taxes or royalty payments on mining companies, including Sibanye-Stillwater, any of which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
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
The prices of certain of Sibanye-Stillwater’s production inputs are impacted by, among other things, the prices of oil and steel, which may be volatile. For example, in fiscal year 2024, the price of oil fluctuated between US$65 and US$88 (2023: US$64 and US$92) per barrel of Brent Crude. This volatility has and is expected to continue given the continuation of sanctions and embargoes on natural gas and oil resulting from the ongoing war in Ukraine. As at 31 March 2025, the price of oil was US$71 per barrel of Brent Crude. During fiscal 2024, the Group also experienced above inflation increases on imported spares, steel related products, ammonia-based products, fuel, oil and electricity.
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
Sibanye-Stillwater’s US PGM recycling business relies on supply of precious metal bearing waste including spent autocatalytic converters from third-party suppliers
In the United States, Sibanye-Stillwater sources precious metal bearing waste, including automotive and industrial catalyst materials, from third-parties through both purchase and tolling arrangements. The Sibanye-Stillwater Columbus operation that processes spent autocatalysts has entered into sourcing arrangements for spent autocatalytic materials with various suppliers, and it depends on those suppliers to source and provide catalyst and other industrial sources for recycling in a responsible manner. Sibanye-Stillwater’s suppliers are contractually subject to compliance with responsible sourcing terms and Sibanye-Stillwater may terminate or suspend contracts with suppliers in the event they do not adhere to such terms. Should one or more of these sourcing arrangements be terminated (for non-compliance or otherwise), or if there is a reduction or slowdown in the global number of vehicles being scrapped Sibanye-Stillwater might be unable to source replacement recyclable materials on terms that are acceptable to Sibanye-Stillwater. If Sibanye-Stillwater is unable to source sufficient quantities of recycled materials, the US recycling business would become less profitable, and this loss could negatively affect Sibanye-Stillwater’s business and results of operations. For example, autocatalyst recycling was negatively impacted in 2022 due to a combination of war in Ukraine, rising inflation, tightening financing conditions and the availability of new vehicles globally following the global chip shortage and supply chain constraints and in 2023 and 2024 by low PGM prices and a general slowdown in automotive scrapping. This has resulted in used vehicles remaining in circulation with a reduction in recycle volumes. This led to significantly lower production in the US recycling business, which fell by 21% in fiscal year 2022, by 48% in fiscal year 2023 and increased marginally by 2% in fiscal year 2024. Any constraint on the suppliers’ ability to source material could reduce the profitability of Sibanye-Stillwater’s US recycling business.
In its US recycling business, Sibanye-Stillwater regularly enters into fixed forward sales contracts for metal produced from catalyst recycling, normally making these commitments at the time the catalyst material is purchased. Similarly, in its Reldan operations, Sibanye-Stillwater enters into fixed forward sales contracts for precious metal bearing waste. For Sibanye-Stillwater’s fixed forward sales related to recycling of catalysts and precious metal bearing waste, Sibanye-Stillwater is subject to the customers’ compliance with the terms of the agreements, their ability to terminate or suspend the agreements and their willingness and ability to pay. The loss of any of these agreements or failure of a counterparty to perform could require Sibanye-Stillwater to sell or purchase the contracted metal in the open market, potentially at a significant loss. Sibanye-Stillwater’s revenues for the year ended 31 December 2024, included 7% from US PGM recycling sales and tolling fees in the United States.

Should it become necessary at any point to reduce or suspend primary mining operations, the proportion of costs allocated to the Columbus recycling segment would increase substantially. Further, the ability to operate the smelter and refinery without significant volumes of primary mine concentrates is likely to require modification to the processing facilities. There is no assurance that the recycling facilities can operate profitably in the absence of significant primary mine concentrates, or that capital would be available to complete necessary modifications to the processing facilities.
For its PGMs mined in the United States, Sibanye-Stillwater’s tolling and sales arrangement concentrates all its final refining activity and all PGM sales from mine production with one entity
Sibanye-Stillwater utilises a single company for all of its precious metals refining services for its United States PGM mining operations, and, with the exception of certain pre-existing platinum sales commitments, all of Sibanye-Stillwater’s current mined palladium and platinum in the United States is committed for sale to such company. In addition, this company has the right to bid on any recycling PGM ounces Sibanye-Stillwater has available in the United States.
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
Value chain standards are becoming more stringent and may result in increased capital and operating expenditures and decreased production
In addition to rapidly evolving legal and regulatory requirements in the jurisdictions in which it operates, Sibanye-Stillwater is also subject to evolving industry and value chain standards, including increasingly stringent offtaker and supply chain requirements. As environmental, health and safety regulations become stricter globally and there is increased regulation on supply chain transparency and traceability, the value chains in which Sibanye-Stillwater participates have increasingly adopted heightened requirements. For example, many downstream users of PGMs such as automobile manufacturers insist on stringent accreditation of all commodities to the extent of specifying Initiative for Responsible Mining Assurance (IRMA) as the required standard to demonstrate site-level ESG performance. In extreme cases, there is a risk that costs could exceed the production value in certain of the markets in which the Group participates or is expanding, such as in respect of its green metals projects.
Sibanye-Stillwater is also subject to responsible sourcing standards for procurement of feedstock from third party suppliers. The Group’s nickel refinery and recycling operations source all feedstock from third party suppliers and the South African gold and PGM operations supplement their mined material with additional feedstock. This procurement from third parties also presents a reputational risk if the Group unintentionally sources illicit material, particularly if it were related to support for armed conflict, organised crime or human rights abuses. For example, in 2022 Sibanye-Stillwater indefinitely suspended a third party supplier of spent autocatalysts at its recycling operation in the United States after it emerged that this supplier was being investigated.
To the extent that Sibanye-Stillwater is unable to conform with such standards or incurs significant capital expenditures or investments to do so, its business, operating results and financial condition may be materially impacted.
The impact of protectionist measures such as tariffs on Sibanye-Stillwater’s business, operating results and financial condition is uncertain.
On 2 April 2025, an executive order was issued by the United States government imposing significant increases in tariffs on a broad range of imported goods, effective 5 April 2025. These measures have triggered retaliatory actions from certain US trading partners and may result in further retaliatory actions in the future. The continuation or escalation of such tariffs may lead to broader trade conflicts such as trade wars, which could disrupt global supply chains, reduce international trade, and adversely impact global economic growth and stability.
In particular, the United States has imposed or proposed tariffs on exports from several jurisdictions in which Sibanye-Stillwater operates, including South Africa, the European Union, Zimbabwe and Australia. The direct and indirect effects of tariffs on the economies of these jurisdictions, including potential inflationary pressures and reduced economic activity, remain uncertain and could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater’s operations involve certain metals, including PGMs, gold and chrome, which are currently excluded from the scope of the new tariffs. However, there can be no assurance that such exclusions will be maintained, and any future inclusion of these commodities in tariff schedules could result in reduced demand or increased costs, which could adversely affect Sibanye-Stillwater’s business, operating results and financial condition.
In addition, the imposition of tariffs on automobile imports may result in increased vehicle prices, which could reduce consumer demand for automobiles. Any reduction in automobile production or sales as a result of such tariffs may negatively affect demand for PGMs, which could lead to downward pressure on PGM prices or reduced sales volumes. Any of the foregoing could impact Sibanye-Stillwater’s South

African and US PGM operations, which could in turn have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
The effect of US tax credits on Sibanye-Stillwater and its subsidiaries is uncertain
In August 2022, former US President Biden signed the Inflation Reduction Act (IRA) into law. The IRA amended US tax law by, among other things, supporting the US-based EV supply chain and identified 50 “critical minerals”, including lithium, palladium and nickel, for such support by, among other measures, (1) amending the existing Section 30D of the US Internal Revenue Code, which provides for a credit claimable by certain purchasers of electric vehicles (EVs), and (2) providing for a brand new tax credit incentivising manufacturing conducted within the United States, under Section 45X of the US Internal Revenue Code. The first of these incentives provides a tax credit for EV purchasers, a portion of which is available only if an applicable percentage of the critical mineral in the EV’s battery is either: (i) extracted or processed in the United States or in any country with which the United States has a free trade agreement in effect; or (ii) recycled in North America (the Critical Minerals Requirement). Under the second of the aforementioned incentives, the IRA also added the new Section 45X of the US Internal Revenue Code, which provides for a tax credit (Section 45X Credit) for the manufacturing and sale to an unrelated person of certain eligible components within the United States. An eligible component for these purposes importantly includes certain “applicable critical minerals” including those minerals considered critical for purposes of the aforementioned EV credit, and also includes certain specified components of clean energy facilities (including facilities using solar photovoltaic and wind energy to produce electricity). In cases where the Section 45X Credit is claimed in connection with production of applicable critical minerals, the Section 45X Credit is equal to 10% of the cost to produce or extract such critical mineral.
As of May 2024, the US Treasury Department (US Treasury) and Internal Revenue Service (IRS) had issued final regulations on Section 30D that contain guidance on the Critical Minerals Requirement (the Section 30D Regulations). The Section 30D Regulations provide criteria for whether a country is considered to have a free trade agreement with the United States (FTA Country). The Section 30D Regulations contemplate that the list of FTA Countries will be dynamic, stating that the US Treasury will continue to work with the applicable US Federal government representatives to determine whether and to what extent it will be appropriate to list additional countries. However, notwithstanding the foregoing, of the jurisdictions outside the United States in which Sibanye-Stillwater operates, only Australia is currently deemed to be an FTA Country. Additionally, in order for a critical mineral to qualify as extracted or processed in the United States or in an FTA Country under the Critical Minerals Requirement, at least 50% of the value added to the applicable critical mineral by extraction or processing must be derived from extraction or processing (as applicable) that occurred in the United States or an FTA Country. Similarly, in order for a critical mineral to qualify as recycled in North America under the Critical Minerals Requirement, at least 50% of the value added to the applicable critical mineral by recycling must be derived from recycling that occurred in North America. The Section 30D Regulations further anticipate that the 50% value added test will become more stringent for EVs placed in service after 2024. The Section 30D Regulations therefore may have a significant impact on non-US manufacturers and miners of critical minerals hoping to increase marketability to EV distributors and end users through qualification for tax credits under Section 30D of the US Internal Revenue Code and thus the stringent and narrow application of these rules, as described above, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
In October 2024, the US Treasury also released final regulations pertaining to the Section 45X Credit (Final Regulations). The Final Regulations provided specific substantiation and documentation requirements for taxpayers seeking to claim the Section 45X Credit for production of critical minerals. Specifically, the Final Regulations imposed the following requirements: (i) the taxpayer must attach to its tax return and maintain in its books and records a certification from any supplier from which the taxpayer purchased any constituent elements, materials, or subcomponents of the taxpayer’s applicable critical mineral, stating that the supplier is not claiming the Section 45X Credit with respect to any of the material acquired by the taxpayer, nor is the supplier aware that any prior supplier in the chain of production of that material claimed a Section 45X Credit for the material; (ii) the taxpayer must maintain in its books and records a document that provides an analysis of any constituent elements, materials, or subcomponents that concludes the material did not meet the definition of an eligible component at the time of acquisition by the taxpayer; (iii) the taxpayer must maintain in its books and records a list of all direct and indirect material costs and the amount of such costs that were included within the taxpayer’s total production cost for each applicable critical mineral; (iv) the taxpayer must maintain in its books and records a document related to the taxpayer’s production activities with respect to the direct and indirect material costs that establishes the materials were used in the production of the applicable critical mineral; and (v) the taxpayer must maintain in its books and records any other information related to the direct or indirect materials as specified in applicable guidance. Sibanye-Stillwater may be unable to claim its Section 45X Credit unless it complies with such substantiation and documentation requirements, including the requirement that all relevant suppliers, such as refineries, provide required certifications.
The Final Regulations also provided that, among other costs, certain direct or indirect material costs and costs related to the extraction or acquisition of raw materials could be taken into account for purposes of the Section 45X Credit. This was a notable change in position from the proposed regulations issued in December of 2023, which would not have allowed consideration of such costs in calculating the Section 45X Credit. Specifically, this development is expected to be a material financial benefit for Sibanye-Stillwater's US PGM recycling operations, representing credit values of approximately US$59 million for 2023, US$32 million for 2024, and US$30 million for 2025. Similarly, the US PGM underground operations anticipate claiming a significant portion of the recoverable amount as the Section 45X Credit representing credit values of approximately US$61 million for 2023, US$58 million for 2024, and US$30 million for 2025. The Section 45X Credit values for the total US PGM operations is expected to amount to approximately US$120 million for 2023, US$90 million for 2024, and US$60 million for 2025. See – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 4: Cost of sales. The unavailability of the Section 45X Credit or a change in its value, including as a result of legislative changes, could reduce the recoverable amount, which could in turn have a material adverse impact on Sibanye-Stillwater’s financial position. Although US law is technically settled on the ability to claim a Section 45X Credit for these costs, political uncertainty in the United States may jeopardise the status of the Final Regulations, or even the Section 45X Credit altogether. See – Sibanye-Stillwater could be subject to adverse changes in tax laws, regulations and interpretations or challenges to the Group’s tax positions. Any such changes could jeopardise the availability of the Section 45X Credit to Sibanye-Stillwater and for the reasons mentioned above, could therefore have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater could be subject to adverse changes in tax laws, regulations and interpretations or challenges to the Group’s tax positions
Tax laws and regulations are complex and subject to varying interpretations, and Sibanye-Stillwater is subject to regular review and audit by tax authorities in the jurisdictions in which it operates. Any adverse outcome of such a review or audit could have a negative impact on the Group’s effective tax rate, tax payments, financial condition or results of operations. In addition, the determination of the Group’s income tax provision and other tax liabilities requires significant judgement, and there are many transactions and calculations, including in respect of intragroup transactions, where the ultimate tax determination is uncertain. Any significant failure to comply with applicable tax laws and regulations in all relevant jurisdictions could give rise to substantial penalties and liabilities. In addition, tax is a complex and evolving area where laws and regulations are changing regularly leading to the risk of unexpected tax exposures.
In addition, the tax systems in certain jurisdictions in which the Group operates are unpredictable, which gives rise to significant uncertainties and complicates the Group’s tax planning and business decisions. Government policies and regulations on taxation, customs and excise duties in emerging markets may change from time to time as is considered necessary for the development of the economy. The tax authorities in these jurisdictions may be arbitrary in their interpretation of tax laws as well as in their enforcement and tax collection activities. Changes in government policies on taxation, customs and excise duties, inconsistencies in the interpretation of and decisions relating to tax laws, or a failure by the Group to meet any of these taxation requirements, could also have an adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Furthermore, the rules dealing with US federal income taxation are constantly under review by persons involved in the legislative process, by the IRS and by the US Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect Sibanye-Stillwater and its shareholders. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to Sibanye-Stillwater or its shareholders will be changed, but the current political climate in the US is believed by many to be one in which significant changes to provisions fostered by the IRA may be imminent. Such changes could implicate, for example, Section 30D and Section 45X Credits. See – The effect of US tax credits on Sibanye-Stillwater and its subsidiaries is uncertain. Specifically, in a January 2025 executive order, the US administration announced that it would consider ending EV credits, suggesting that the US Congress may seek to repeal the Section 30D Credit in its entirety in the near future. Shareholders are urged to consult their tax advisors with respect to tax considerations applicable to them by holding shares in Sibanye-Stillwater and to monitor any potential legislation, amendments or changes to the relevant tax laws.
Changes in tax laws or regulations increase tax uncertainty, could have a prospective or retroactive application to the Group, and could have a negative impact on the Group’s effective tax rate or tax payments, any of which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Strategic Risks
Sibanye-Stillwater’s pursuit of value accretive acquisitions and joint ventures may not deliver anticipated outcomes in the timeframe anticipated or at all
As part of its growth strategy, Sibanye-Stillwater pursues, from time to time, growth opportunities through acquisitions and business combination transactions, in order to deliver more effectively on its purpose, consolidate operations, diversify its minerals portfolio, increase its exposure to businesses adjacent to primary mining, expand into new markets, increase scale, reduce its risk profile and implement best practices across operations. For example, between 2021 and 2024, Sibanye-Stillwater made a number of strategic acquisitions and investments, including investment in the Keliber lithium project, the acquisitions of the Sandouville nickel processing facility and Century zinc retreatment tailings operations, purchase of the remaining 50% stake in Kroondal joint venture and acquisition of Reldan, a precious metals recycling group.
The acquisition of operating assets for commodities other than gold or PGMs, including for example, the Sandouville nickel processing facility in France, the Keliber lithium project in Finland and the Century operation in Australia, exposes Sibanye-Stillwater to the risk of operating in environments and markets in which its senior management has less experience. As a result, it needs to rely on regionalised management and technical teams. In addition, to the extent Sibanye-Stillwater participates in the development of a project through a joint venture or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals among the parties, which could jeopardise the success of the project. There can be no assurance that any acquisition, business combination or joint venture, or the acquisition of any new mining assets or operations, will achieve the results intended or in the timeframe anticipated, and, as such, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. For example, Sibanye-Stillwater entered into a partnership with Heraeus to develop and commercialise novel electrolyser catalysts for the production of green hydrogen, the results of which cannot be guaranteed.
Sibanye-Stillwater may face challenges in the integration of acquired assets, such as higher levels of capital expenditure or lower production levels than expected, which could disrupt its current operations or result in higher costs or worse overall performance than anticipated. For example, the integration of the Sandouville nickel processing facility into the Group faced various operational and logistical issues during 2022, including solvent supply constraints and engineering failures in July 2022, which temporarily took 40% of its capacity offline and have required higher levels of capital expenditure to improve the facility. Despite the improved operational performance in 2023 and 2024, Sandouville refinery remained loss making, due to a pre-existing onerous supply contract (which was terminated in 2024), continued inflationary cost pressures (leading to higher fixed and variable costs), elevated maintenance costs, low installed capacity leading to higher fixed costs per production unit and a further decline in the average nickel price and nickel cathode premiums. While the Group is currently exploring the potential of producing precursor cathode active materials at Sandouville, there is no guarantee it will be able to do so, or that economically viable production can be achieved.
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
Sibanye-Stillwater faces intense competition for the acquisition of attractive assets. The decision to acquire these properties may be based on a variety of factors, including historical operating results, estimates and assumptions regarding the extent of the ore reserve, cash and other operating costs, mineral prices, projected economic returns and evaluations of existing or potential liabilities (including environment liabilities) associated with the relevant property and its operations and how these factors may change in the future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the ore reserve. In addition, although Sibanye-Stillwater typically receives representations, warranties and indemnities and conducts general due diligence with respect to its acquisitions, there can be no assurance that Sibanye-Stillwater identified all the liabilities of, and risks associated with, its acquisitions or that it will not be subject to unknown liabilities of, and risks associated with, the entities acquired, including liabilities and risks that may become evident only after Sibanye-Stillwater has been involved in the operational management of the relevant entities.
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
To the extent that Sibanye-Stillwater seeks to further expand its existing mining operations, it may experience challenges associated with mineral exploration or development of mining projects
Sibanye-Stillwater aims to expand its operations and mineral reserve base through targeted acquisitions, joint ventures and development projects as well as organically, through its existing exploration programmes and investigations. However, such projects may be capital intensive, have a long lead time and are subject to risks relating to the location of economic ore bodies, the development of appropriate extractive processes, cost overruns and delays. Such projects may also be impacted by delay in the receipt of necessary governmental permits and regulatory approvals and the extension of mining and processing facilities at the mining site. For example, Sibanye-Stillwater has in the past, and may in the future, require new or amended permits to expand water, rock and tailing storage facilities in respect of its Stillwater operations. If it is unable to obtain such permits, or do so in a timely manner, its operations would be significantly impacted.
Sibanye-Stillwater is continuing to investigate the exploitation of mineralisation below and adjacent to the current mining areas and infrastructure limits at its operations. This includes brownfields exploration drilling at selected operations in South Africa, as well as at Stillwater and at Keliber, to further define mineral resources that can be converted to mineral reserves in the future. At Keliber, exploratory drilling is ongoing as part of its regional lithium exploration. Sibanye-Stillwater has also been undertaking exploration activities in conjunction with its joint venture partner, Regulus Resources Ltd (Regulus), at the Altar project, a large porphyry-style copper-gold deposit in Argentina. There can be no assurance that any exploration or expansion projects will be successful, partially or at all, and the failure of Sibanye-Stillwater to expand its mineral reserves through such projects could have a material adverse effect on its business, operating results and financial condition.
Sibanye-Stillwater’s green metals strategy is subject to certain risks, and Sibanye-Stillwater may never develop minerals in sufficient grade or quantities to justify commercial operations
As part of its green metals strategy, Sibanye-Stillwater has made, and may continue to make, strategic investments in green metals development projects to enhance its positioning in the future green economy. Recent examples of such investments include shareholdings in Keliber in 2021 and the exercise of Sibanye-Stillwater's option in the Mt. Lyell copper mine in 2023. Mineral resource exploration, development, and operations are complex and are characterised by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral resources, and from finding mineral resources which, though present, are insufficient in quantity and quality to return a profit from production. Once mineralisation is discovered, it may take a number of years from the initial exploration phases before production is possible, during which time the potential feasibility of the project may change adversely. For example, the novel soda pressure leaching technology utilised at Keliber may fail to perform at the expected level as the process is not yet in industrial use and therefore may result in lower mineral quality and/or higher costs.
No assurance can be given that minerals will be discovered in sufficient grade or quantities to justify commercial operations. Whether an exploration property will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; availability of and effectiveness of technology to recover, trans-ship, transport and process modules; availability of required personnel, third-party partners and contractors, any required financing; commercial demand in the marketplace for such metals and government regulations and approvals, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection. Sibanye-Stillwater’s investments are conditional upon the receipt of operating permits at the site, and compliance with these regulatory requirements may be expensive and significantly lengthen the time needed to develop exploration properties.
The precise impact of these factors cannot accurately be predicted, but the combination of these factors may result in a delay or the inability of Sibanye-Stillwater’s strategic investments to operate or generate an adequate return on invested capital. In addition, value chain requirements are rapidly evolving in such markets, which may require Sibanye-Stillwater to expend significant time and resources to conform, as a result of which the profitability of such investments may decline. See – Value chain standards are becoming more stringent and may result in increased capital and operating expenditures and decreased production.
The prevailing market prices of nickel, lithium, copper and other commodities will have a material impact on the commercial success of Sibanye-Stillwater’s green metals strategy
The profitability of Sibanye-Stillwater’s green metals strategy will be significantly affected by changes in the market price of green metals (e.g., nickel, lithium and copper) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements. Prices of such metals are affected by numerous factors beyond Sibanye-Stillwater’s control, including: prevailing interest rates and returns on other asset classes; expectations regarding inflation, monetary policy and currency values; speculation; governmental and exchange decisions regarding the disposal of metal stockpiles; political and economic conditions; available supplies of green metals from mine production, inventories and recycled metal; sales by holders and producers of green metals; and demand for products containing nickel, lithium and copper. The price of such green metals and other minerals and oil has fluctuated widely in recent years, and if prices decline or are lower than expected, this could have a material adverse impact on Sibanye-Stillwater’s strategy, revenues and costs base, and as a result, its business, operating results and financial condition.
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
•rate of cost reductions of EVs, including as a result of delays in the battery technology advancements and the inability to achieve lower unit costs
•the availability of adequate and reliable charging infrastructure needed to support mass adoption of EVs, including the grid capacity necessary to support EV charging
•consumer confidence in the performance and economics of electric vehicles
•uncertainty in the regulatory timelines associated with the ban on combustion engine vehicles, especially in Europe and North America

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
Sibanye-Stillwater may not pay dividends or make similar payments to its shareholders in the future due to various factors and any dividend payments made may be subject to withholding tax
Sibanye-Stillwater’s current dividend policy is to return at least 25% to 35% of normalised earnings to shareholders. Sibanye-Stillwater may pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a number of factors, including operational, financial and legal considerations. Given these factors and the Sibanye-Stillwater Board’s discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. It should be noted that a 20% withholding tax is required to be withheld on dividends paid by, among others, certain South African resident companies (including Sibanye-Stillwater) to any person, unless an exemption from or a reduction in the withholding tax is applicable.
The withholding tax on dividends is subject to domestic exemptions or relief in terms of an applicable double taxation treaty. The application of such domestic exemptions or relief in terms of an applicable double taxation treaty is subject to the making of certain declarations and undertakings by the beneficial owner of the dividends and providing the same to Sibanye-Stillwater or regulated intermediary making payment of the dividend. In terms of the US-South Africa Treaty, the dividends tax rate is reduced to 5% of the gross amount of the dividends if a corporate US holder holds directly at least 10% of the voting stock of a South African company, or alternatively reduced to 15% of the gross amount of the dividend in all other cases. Based on current legislation, the declaration and undertaking entitling the holder to a reduced dividend tax must be renewed at least every five years, subject to certain exemptions. See – Taxation – Certain South African tax considerations – Withholding tax on dividends and Financial information – Dividend Policy and Dividend Distributions.
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
In 2023, Stillwater Mining Company issued convertible bonds in the aggregate principal amount of US$500 million. Upon conversion, Sibanye-Stillwater’s existing shareholders will experience immediate dilution of voting rights and its share price may decline. Furthermore, the perception that such dilution could occur may cause the Group’s share price to decline. See – Sibanye-Stillwater has a large amount of indebtedness. Failure to comply with its debt covenants or difficulties in obtaining necessary financing could have a material adverse effect on its business, operating results and financial condition.
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
Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgments, against Sibanye-Stillwater, the directors and the executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa
Sibanye-Stillwater is incorporated in South Africa. Most of the directors and executive officers reside outside of the United States and substantially all of the assets of these persons and approximately 76% of the assets of Sibanye-Stillwater are located outside the United States. As a result, it may be difficult for investors to enforce against these persons or Sibanye-Stillwater a judgment obtained in a US court predicated upon the civil liabilities provisions of the federal securities or other laws of the United States or any state thereof. In addition, investors in other jurisdictions outside South Africa may face similar difficulties.
Investors should be aware that, as a matter of South African law, courts may only award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Consequently, South African courts will not enforce foreign judgements based on revenue laws, penal claims, or punitive or multiple damages. Furthermore, the courts will decline to enforce judgements deemed contrary to current public policy or obtained by fraud or similar misconduct. Awards of punitive damages, in particular, are unknown to the South African legal system and are regarded as being contrary to public policy. Whether a judgment is contrary to public policy will depend on the facts of each case. Exorbitant, unconscionable or excessive awards may be contrary to public policy and contractually stipulated penalties are subject to and limited by the provisions of the Conventional Penalties Act, 1962. In instances where a party seeks to have a foreign judgment recognised and enforced in South Africa, South African courts will only enforce judgements deemed final by a competent court or authority in the relevant foreign jurisdiction. Similarly, the courts will not enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws in relation to recognition of foreign judgments before enforcing and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. Where a party relies on a foreign law, the content of that foreign law must be proved to the South African court’s satisfaction and the court may, in certain circumstances, require expert evidence in that regard. It is doubtful whether an original action based on US federal securities laws or the laws of other jurisdictions outside South Africa may be brought before South African courts. Further, a plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. In addition, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.
Investors should also be aware that a foreign judgment is not directly enforceable in South Africa, but only constitutes a cause of action. Such a judgment will be enforced by South African courts only if certain conditions are met.

DIRECTORS AND EXECUTIVE MANAGEMENT
Independent Non-Executive Chairman of the Board
Thabane Vincent Maphai (73)
BA (Hons), BPhil (cum laude), MPhil, Catholic University of Leuven; PhD, University of Natal; Advanced Management Programme (Finance for Senior Executives), Harvard University
Dr. Vincent Maphai was appointed a director of Sibanye-Stillwater on 1 June 2019 and became the non-executive Chairman of Sibanye-Stillwater, effective 30 September 2019. He is also a non-executive director and chairman of the board of Stadio Holdings Limited.  Dr. Maphai has accumulated over 20 years’ experience in the academic profession, and 20 years as a senior executive in the private sector. He has served on the boards of various companies as non-executive chairperson and previously as chairman and non-executive director of Discovery Limited.
Executive Directors
Neal John Froneman (65)
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
Charl Keyter (51)
Chief Financial Officer
BCom (Accounting), University of Johannesburg; MBA, North-West University; ACMA
Charl Keyter was appointed a director of Sibanye-Stillwater on 9 November 2012, and executive director and CFO on 1 January 2013. He led the deleveraging of the Group, following the significant growth of Sibanye-Stillwater into a leading diversified metals producer with an international operating footprint ranking among the world’s top three PGM producers and more recently contributed towards the development of the Group’s 3D strategy. His career spans more than 30 years in mining and he previously worked 18 years at Gold Fields in various senior positions, having begun his career in February 1995 as a post-graduate trainee.
Non-Executive Directors
Richard Peter Menell (69)
MA (Natural Sciences, Geology), Trinity College, University of Cambridge; MSc (Mineral Exploration and Management), Stanford University; FGS, FSAIMM and FAusIMM
Richard (Rick) Menell is a Sibanye-Stillwater non-executive director and was appointed on 1 January 2013. He has over 44 years’ experience in the mining industry. Previously, he occupied the positions of President of the Minerals Council, President and CEO of TEAL Exploration & Mining Inc., chairman of Anglovaal Mining Limited and of Avgold Limited, chairman of Bateman Engineering Limited, deputy chairman of Harmony and of African Rainbow Minerals Limited. He has also been a director of Telkom SA SOC Limited, Standard Bank of South Africa Limited, Weir Group PLC, Mutual and Federal Insurance Company Limited and Deputy chairman and non-executive director of Gold Fields. He recently retired as Senior Advisor to the Credit Suisse Group AG (Credit Suisse Group). Rick is a trustee of the Carrick Foundation and of the Claude Leon Foundation. He is co-chairman of the City Year South Africa Youth Service Organisation, co-chairman and trustee of the Paleontological Scientific Trust and was appointed to the board of Perseus Mining as an independent non-executive chairman in 2024. He serves as a Trustee of the University of the Western Cape Foundation.
Timothy John Cumming (67)
BSc (Hons) (Engineering), University of Cape Town; MA (PPE), Oxford University
Timothy (Tim) Cumming is a Sibanye-Stillwater non-executive director and was appointed on 21 February 2013. He is the founder and executive director of Scatterlinks Proprietary Limited, a South African-based company providing leadership development services to senior
//    31

business executives as well as strategic advisory services. He has a wealth of experience in financial services, including periods as an executive at Old Mutual Limited, HSBC Bank PLC (HSBC Bank) and Allan Gray Limited. He is currently also the non-executive chairman of DRDGOLD Limited, an independent non-executive director of both Nedgroup Investments Limited and Sasol Limited, and non-executive chairman of RisCura Holdings Proprietary Limited. Tim started his career as an engineer at Anglo American Corporation of South Africa Limited (Anglo American Corporation). He worked on a number of gold mines and diamond mines in Southern Africa. He is also the chairman of the Woodside Endowment Trust and of the Investment Committee of the Mandela Rhodes Foundation.
Elaine Jay Dorward-King (67)
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
Harry James Rodolph Kenyon-Slaney (64)
BSc (Hons) (Geology), Southampton University; International Executive Programme, INSEAD (France)
Harry Kenyon-Slaney is the lead independent non-executive director of Sibanye-Stillwater, having first been appointed as a director on 16 January 2019. He is currently Chairman of Gem Diamonds Limited, the senior independent director of WE Soda Ltd, a member of the Advisory Board of Phoenix Copper Limited and a senior advisor to McKinsey & Co., in which roles he uses his wide experience to support operational, health and safety and business transformation programmes. He was previously a member of the Advisory Board of Schenck Process Holding GmbH until it was sold in 2023 and was a director of Bridon Bekeart Ropes Group until 2018.
Harry, who has more than 42 years of experience in the mining industry, principally with Rio Tinto PLC, is a geologist by training and his experience spans operations, marketing, projects and business development. Until 2015 he was a member of Rio Tinto’s Group Executive Committee, where he held the roles of Chief Executive – Energy, and before that, Chief Executive – Diamonds and Minerals. Prior to this, he led Rio Tinto’s global titanium dioxide business, was chief executive of Rio Tinto’s listed subsidiary, Energy Resources of Australia Limited, was General Manager Operations at Phalaborwa Mining Company Limited in South Africa, and held senior marketing roles in copper, uranium and industrial minerals.
Keith Alfred Rayner (68)
BCom, Rhodes University; CTA; CA (SA)
Keith Rayner is a Sibanye-Stillwater non-executive director and was appointed on 1 January 2013. Keith is CEO of KA Rayner Presentations CC, an advisory and presentation corporation specialising in corporate finance and regulatory advice. He is an independent non-executive director of Telkom SA SOC Limited. He is a non-executive director of Nexus Intertrade Proprietary Limited, Sabi Gold Proprietary Limited (dormant), Keidav Properties Proprietary Limited (dormant) and Appropriate Process Technologies Proprietary Limited. He is a member of the JSE Limited’s Issuer Regulation Advisory Committee and is a member of the Investment Analysts Society. He was previously a director of Afristrat Investment Holdings Limited and 2 Quins Engineered Business Information Proprietary Limited.
In compliance with the Sarbanes-Oxley Act, the Board has identified Keith Rayner as the Audit Committee’s financial expert.
Jeremiah Skhulumi Vilakazi (64)
BA, University of South Africa; MA, Thames Valley University; MA, University of London; MBA, California Coast University
Jeremiah (Jerry) Vilakazi is a Sibanye-Stillwater non-executive director and was appointed on 1 January 2013. Jerry is a Professor in the Department of Business Management, Unisa. He is currently a non-executive director of Blue Label Telecoms Limited and Cell C Limited. He is the founder and Chairman of Palama Investments. He previously held the position of Chairman of Netcare Limited and directorships of Pretoria Portland Cement Company Limited, Goliath Gold Limited, SANPARKS and Computershare Limited. He is a past CEO of Business Unity South Africa NPC and Managing Director of the Black Management Forum NPC and former director of Commerce and Industry at the South African Institute of Chartered Accountants. He has served on the King Committee on Corporate Governance which led reforms on corporate governance in South Africa. Jerry served as Chief Director of the Department of Home Affairs prior to being appointed Public Service Commissioner in 1999 and later serving on the National Planning Commission and the Presidential Broad-based Black Economic

Empowerment Advisory Council. He has also served as Chairman of the Mpumalanga Economic Growth Agency, Mpumalanga Gambling Board and of the State Information Technology Agency (SOC) Proprietary Limited.
Sindiswa Victoria Zilwa (57)
BCompt (Hons), University of South Africa; CTA; CA (SA); CD(SA); Advanced Taxation Certificate, University of South Africa; Advanced Diploma in Financial Planning, University of the Free State; Advanced Diploma in Banking, University of Johannesburg; Harvard VPAL Cybersecurity Certificate Programme: Managing Risk in the Information Age, Harvard University
Sindiswa (Sindi) Zilwa is a Sibanye-Stillwater independent non-executive director and was appointed on 1 January 2021. A chartered accountant by profession, Sindi is an expert in the areas of accounting, auditing, governance, transformation and business management. Sindi is also a chartered director (SA) and has vast experience as a director in the public and private sectors, currently serving as a non-executive director of Cell C Limited, Delta Property Fund Limited, Gijima Group Limited, Mercedes-Benz South Africa Limited, Metrofile Limited and Tourvest Group Proprietary Limited and was recently appointed as an independent non-executive director of the ABSA Group Limited with effect from 1 April 2025. She is an author of “The ACE Model-Winning Formula for Audit Committees”, formerly used by the Institute of Directors to train audit committee members in South Africa, and the author of “Creating Board and Committee Effectiveness”. She is a member of the South African Institute of Chartered Accountants and Institute of Directors. Sindi was the co-founder and retired Chief Executive Officer of Nkonki Incorporated, having held the position from 1993 to 2016. Her other former non-executive directorships over the past five years included AngloGold Ashanti Limited (AngloGold), Aspen Pharmacare Holdings Limited, Consol Holdings Proprietary Limited, Consol Glass Proprietary Limited, Discovery Limited, Massmart Limited and Redefine Properties Limited. In 2023, Sindi completed a cybersecurity certificate programme at Harvard University online, entitled “Cybersecurity: Managing Risk in the Information Age”.
Terence Mncedisi Nombembe (63)
BCom; Bachelor of Accounting Science (Hons), Walter Sisulu University; CA (SA)
Terence Nombembe is a Sibanye-Stillwater independent non-executive director and was appointed in September 2024. Terence has expertise in accounting, auditing, risk management, corporate governance, and stakeholder management. Terence was the chief executive officer of the South African Institute of Chartered Accountants (SAICA) from 2014 to 2019, and before that, he was the Auditor-General of South Africa from 2006 to 2013. Terence was most recently a non-executive director of the South African Reserve Bank (SARB), having stepped down from that role in 2023. Honorary awards received by Terence include the Jorg Kandutsch Excellence Award from the International Organisation of Supreme Audit Institutes (2010), Doctor of Accounting Science from the Walter Sisulu University (2014), Unisa’s Chancellor’s Calabash Award – Outstanding Alumnus (2014), and Honorary Member of the Golden Key International Honour Society (2015). Terence is an Independent Non-Executive Director of the Nedbank Group Limited and Nedbank Limited and serves as a member of its Group Audit Committee and Group Risk and Capital Management Committee.
Philippe François Marie-Joseph Boisseau (63)
MSc (Theoretical Physics), École Polytechnic
Philippe Boisseau has over 26 years of executive leadership experience. He is the former CEO of Compañía Española de Petróleos, S.A. (CEPSA), a Spanish multinational oil and gas, chemicals, and renewable energy business, from 2019 to 2021. He also acted as Senior Advisor to the CEO and the Board of CEPSA in 2022. Before joining CEPSA, he was a Senior Advisor to Carlyle International Energy Partners.
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
Peter James Hancock (61)
PhD (Metallurgical Engineering), McGill University; MSc (Metallurgical Engineering), Dalhousie University; BE (Metallurgical Engineering), Dalhousie University
Peter Hancock is a Sibanye-Stillwater independent non-executive director and was appointed on 6 May 2024. He is a mining industry executive with more than 30 years of experience with Glencore plc overseeing nickel mining operations, developing and commercialising process technologies and ramping up nickel projects. As vice president of Glencore’s Nickel assets in Western Australia, Peter oversaw the Murrin Nickel-Cobalt mining operations. In his time as president of Koniambo Nickel SAS in New Caledonia from 2011 to 2016, Peter led the completion, commissioning, and ramp-up of a US$7 billion greenfield Nickel Mine project. He previously led the Brunswick Smelter and also led Technology and Business Development for Noranda Zinc. Earlier in his career, he contributed to significant advancements in his field as a program leader and research engineer at the Noranda Technology Center. More recently, he served as strategic advisor to Nemaska

Lithium Inc. Peter is an independent non-executive director of Sherritt International Corporation and previously served as chair of the Resources Operations and Capital Committee until March 2025.
Rotation of directors
In accordance with Sibanye-Stillwater’s Memorandum of Incorporation (MOI), one third of the directors shall retire from office at each AGM. The first to retire are those directors appointed as additional members of the Board, followed by the longest-serving members. The Board, assisted by the Nominating and Governance Committee, can recommend the eligibility of retiring directors (subject to availability and their contribution to the business) for re-appointment. Retiring directors can be immediately re-elected by the shareholders at the AGM. The directors retiring in terms of the Company’s MOI are Keith Rayner, Neal Froneman and Peter Hancock. Terence Nombembe and Richard Stewart were appointed to the Board on 11 September 2024 and 1 March 2025, respectively and are eligible and available for election at the AGM.
Director changes
The following Director appointment and retirement have been announced since 31 December 2024:
•Neal Froneman will retire as Chief Executive Officer (CEO) and as executive director from the Board effective 30 September 2025
•Richard Stewart current Chief Regional Officer Southern Africa region will succeed Neal as CEO and was appointed as CEO designate and executive director to the Board on 1 March 2025
We thank Neal for his service, inspirational and values based leadership and unwavering commitment.
The following directors have achieved 12 year tenures and with effect from 24 March 2025 are no longer regarded as independent and are classified as non-executive directors:
•Jeremiah Vilakazi
•Keith Rayner
•Richard Menell
•Timothy Cumming
C-Suite Management
Richard Andrew Stewart (49)
Chief Regional Officer: Southern Africa
BSc (Hons), PhD (Geology), University of the Witwatersrand; MBA, Warwick Business School (UK); PrSciNat
Richard Stewart has held the position of Chief Regional Officer: Southern Africa from 31 May 2022, subsequent to being the Group Chief Operating Officer (COO) from 1 December 2020. Prior to being COO, Richard was the Executive Vice President: Business Development at Sibanye-Stillwater. Richard has more than 25 years’ experience in South Africa’s geological and mining industries and is a Vice President of the Minerals Council of South Africa, Fellow of the Geological Society of South Africa and a Registered Natural Scientist. He joined the Group in 2014, and has contributed significantly to a successful and value-accretive acquisition and growth strategy. Prior to joining Sibanye-Stillwater, he served on the Gold One Executive Committee from 2009, where his last appointment was Executive Vice President: Technical Services. Prior to this Richard served as CEO of Goliath Gold Limited, held management positions at the Council for Scientific and Industrial Research (CSIR) Mining Technology division, Dunrose Trading 186 Proprietary Limited trading as Shango Solutions and Uranium One, and was an investment consultant for African Global Capital Proprietary Limited. Richard’s appointment as CEO designate and executive director takes effect from 1 March 2025, while continuing his CRO: SA region responsibilities and he will succeed Neal Froneman as CEO on 1 October 2025.
Robert van Niekerk (60)
Chief Technical and Innovation Officer
National Higher Diploma (Metalliferous Mining), Technikon Witwatersrand; BSc (Mining Engineering), University of the Witwatersrand; South African Mine Manager’s Certificate of Competency
Robert van Niekerk was appointed as Chief Technical and Innovation Officer for the Group from 31 May 2022 expanding his previous role as Chief Technical Officer. Previously he served as the Executive Vice President: Group Technical Services (from April 2020). Between 2013 and 2020 he held several positions in the Group, including Executive Vice President: SA PGM operations, Divisional CEO: Platinum and Executive Vice President: Organisational Effectiveness. Prior to joining Sibanye-Stillwater (in February 2013), he was the Senior Vice President and Group Technical Head of Mining at Gold Fields. He previously occupied several senior operational and executive management positions at Harmony, Anglo American Platinum Limited (Anglo American Platinum), Uranium One and Gold One. Robert began his mining career in 1982 as a Learner Official and progressed through the ranks at a number of underground and surface mining operations locally and outside of South Africa.

Themba George Nkosi (52)
Chief People and Culture Officer
BA Hons (Employment Relations), University of Johannesburg; BTech (Human Resources), Peninsula Technikon; Human Resources Executive Programme, University of Michigan; Business Sustainability Management certificate, University of Cambridge (Institute for Sustainability Leadership)
Themba Nkosi is the Chief People and Culture Officer at Sibanye-Stillwater from October 2023, transitioning from being the Chief Sustainability Officer of the Group since May 2022 when his role broadened from being Chief Social Performance Officer with a primary focus on South Africa to Group leadership for ESG and sustainability as part of the C-Suite. Themba joined the Group in July 2016 as Executive Vice President: Human Capital for the Group and has more than 28 years’ experience across various industries in human resources, corporate affairs, communication, stakeholder management, ESG and sustainability. Prior to joining Sibanye-Stillwater, he was Head: Human Resources, Transformation and Corporate Communications at ArcelorMittal South Africa Limited (ArcelorMittal) from June 2009. He previously occupied several senior management positions at ArcelorMittal and Human Resources Director for sub-Saharan Africa at the PepsiCo Incorporated.
Mika Seitovirta (63)
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
Lerato Legong (46)
Chief Legal Officer
LLB, University of Pretoria
Lerato Legong is the Chief Legal Officer of Sibanye-Stillwater. He has over 22 years’ experience and has served both in South African and international private practice and as in-house counsel in the mining industry. Prior to joining Sibanye-Stillwater on 16 March 2020, he held management positions at South32 Limited and served as head of legal at the Minerals Council South Africa. He has also held legal positions at Mintails Limited, Anglo Operations Limited and Sasol Oil Proprietary Limited.
Charles Carter (62)
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
Melanie Naidoo-Vermaak (50)
Chief Sustainability Officer
BSc, BSc (Hons), University of KwaZulu Natal; MSc (Sustainable Development), University of Johannesburg; MBA, University of Southern Queensland
Melanie Naidoo-Vermaak was appointed as the Chief Sustainability Officer on 1 January 2024. Her expertise in sustainable development has been built over 21 years in the private mining and public sectors in South Africa as well as in international environmental management exposure gained in the United Kingdom, Australia, Papua New Guinea, Fiji and in Africa. Before joining Sibanye-Stillwater, she worked at leading international mining companies, including Harmony, De Beers Consolidated Mines Limited, BHP Billiton Limited and Anglo American PLC. Melanie is a member of the Minerals Council South Africa’s environmental policy committee. Melanie held various directorships in her capacity as Senior Executive and Prescribed Officer at Harmony. These included Chemwes Proprietary Limited, Covalent Water Company Proprietary Limited, First Uranium Proprietary Limited, Nuclear Fuels Association of South Africa Proprietary Limited, Tswelopele Beneficiation Operation Proprietary Limited, Platistone Kalgold Proprietary Limited, Golden Core Trade and Invest Proprietary Limited, Harmony Moab Khotsong Operations Proprietary Limited, Mine Waste Solutions Proprietary Limited, Margaret Water Company Non-Profit Company, Virginia

Jewellery School Non-Profit Company, Virginia Sports Academy Non-Profit Company, Harmony Community Trust, Harmony Environmental Trust, Harmony Social Trust and Wonderfontein Trust.
Former Directors and C-Suite Management
Former directors
Savannah Nonhlanhla Danson (57)
BA (Hons) (Communication Science and Finance), Bridgewater University, United States; MBA (Strategic Planning and Finance), DeMontford University
Savannah Danson served as a Sibanye-Stillwater independent non-executive director from 23 May 2017 until her resignation on 11 March 2024. As the founder and executive chairperson of Bunengi Investment Group, Savannah has a wealth of experience from the finance, mining, infrastructure and media sectors. Savannah is also the chairperson of WSP Group Africa, a Canadian-listed engineering group and she is also the Minister of Information, Communication and Technology for Swaziland.
Nkosemntu Gladman Nika (67)
BCom, University of Fort Hare; BCompt (Hons), University of South Africa; Advanced Management Programme, INSEAD (France); CA (SA)
Nkosemntu Nika was a Sibanye-Stillwater independent non-executive director from 21 February 2013 until his retirement effective 28 May 2024. He is currently an independent non-executive director and chairman of Grinding Media South Africa Proprietary Limited and chairman of the Audit and Risk Committee of Foskor Proprietary Limited. He also serves as an independent non-executive director of Trollope Mining Services 6000 Proprietary Limited, Engen Limited and Coega Dairy Holdings Limited. He was previously CFO and Finance Director of PetroSA (SOC) Limited and Executive Manager: Finance at the Development Bank of Southern Africa. He has held various internal auditing positions at Eskom Holdings (SOC) Limited, Shell Company of South Africa Limited and Anglo American Corporation. He was also a non-executive board member of the Industrial Development Corporation of South Africa Limited, and previously chaired its Audit and Risk Committee and Governance and Ethics Committee.
Susan Comber van der Merwe (70)
BA, University of Cape Town
Susan (Sue) van der Merwe was a Sibanye-Stillwater independent non-executive director from 21 February 2013 until her retirement effective 28 May 2024. She served as a member of Parliament for 18 years until October 2013, and held various positions, including Deputy Minister of Foreign Affairs from 2004 to 2010 and previously served as a trustee and Chair of the Kay Mason Foundation, which is a non-profit organisation assisting disadvantaged scholars in Cape Town. She has participated in various civil society organisations and since 2014, has been a member of the National Council of the South African Institute of International Affairs, a non-governmental research institute focused on South Africa’s and Africa’s international relations.
Former C-Suite Management
Laurent Charbonnier (50)
Chief Commercial and Development Officer
École Centrale Paris, Institut d’Etudes Politiques de Paris
Laurent Charbonnier was the Chief Commercial and Development Officer at Sibanye-Stillwater until his resignation on 31 January 2025. He has over 20 years’ experience in investment banking and was appointed on 16 November 2020. Prior to joining Sibanye-Stillwater, Laurent worked at UBS Group AG, Credit Suisse Group and HSBC Bank, where he was Managing Director and Global Head for Metals and Mining. Laurent has been involved in numerous large merger and acquisitions, initial public offerings, rights issues, bonds and other structured financings for the metals and mining sector. In particular, he was the lead advisor to Sibanye-Stillwater on the acquisitions and related financings (bridge financing, rights issue and bonds) of Aquarius, Rustenburg, Stillwater and Lonmin.

ENVIRONMENTAL AND REGULATORY MATTERS
South Africa
Environmental
Overview
Sibanye-Stillwater’s SA operations are subject to various laws and regulations relating to the protection of the environment. In particular, the Constitution of South Africa, 1996 (South African Constitution) grants the right to an environment that is not harmful to human health or wellbeing, and to the protection of that environment for the benefit of present and future generations through reasonable legislation and other measures that secure ecologically sustainable development. In addition, the South African Constitution and various environmental legislation enacted and implemented since 1996, grant legal standing to a wide range of interest groups to enforce their environmental rights against private entities as well as the South African government.
South African environmental legislation requires companies with activities that are reasonably expected to have environmental impacts to obtain authorisations, permits, licences and other approvals to ensure such companies assess the extent of such impacts and put reasonable measures in place to manage and mitigate these impacts.
The most critical and applicable environmental legislation for the mining industry in South Africa are the MPRDA, the Air Quality Act, the Waste Act, the NEMA and the NWA. Under the One Environmental System (OES), the DMRE Minister (and thus by delegation, the prescribed officials of the DMRE) is the Competent Authority for all environmental issues within the mining industry, including the approval or rejection of environmental authorisations (EAs) under the NEMA framework for listed activities pertaining to prospecting and mining operations. The Minister of the DFFE is the Appeal Authority for any applications/authorisations approved or rejected by the DMRE Minister. Under the transitional arrangements between the MPRDA and the NEMA, all Environmental Management Programmes (EMPRs) previously approved under the MPRDA are deemed to be approved under NEMA.
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
Financial Provisioning Regulations
The Financial Provisioning Regulations require mining companies to make financial provision for degradation and rehabilitation available prior to the commencement of mining activities to ensure adequate funding upon mine closure. Various vehicles may be utilised, including rehabilitation guarantees, insurance policies and rehabilitation trust funds. Mining companies are also required to undertake progressive rehabilitation on an ongoing basis in respect of environmental rehabilitation. Compliance with the Financial Provision Regulations was temporarily suspended in February 2024, until publication in the Government Gazette. Sibanye-Stillwater will continue to assess the quantum of its financial provision in line with the updated methodologies stipulated by the Financial Provisioning Regulations.
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
For companies that are required to register as carbon tax entities under the Carbon Tax Act, final carbon tax liability is calculated as gross carbon dioxide equivalent (CO2e) emission, less allowances that are built into the carbon tax design. Net CO2e emission is multiplied by the applicable carbon tax rate to determine carbon tax liability. During the initial transition phase, tax-free allowances were introduced to ease the impact of the initial implementation of the tax. These allowances range from 60% to 75% of emissions across sectors, with additional allowances and offsets of up to 95% for the mining sector. The Carbon Offset Regulations, 2019 (Carbon Offset Regulation) outline the eligibility criteria for offset projects (which include certain types of renewable energy, energy efficiency and onsite cogeneration projects) and the procedures for claiming offset allowances. Companies are allowed to use such projects to offset up to a maximum of 5% to 10% of their total CO2e emissions to reduce their tax liability.
It is expected that Sibanye-Stillwater’s carbon tax liability will increase with Phase 2 of the carbon tax implementation (planned for 2026), during which the carbon tax rates will increase and some of the Phase 1 carbon tax allowances are anticipated to gradually fall away. A higher carbon tax rate of R640/tCO2e will apply to the portion of CO2e emissions which exceed the mandatory carbon budget to be allocated to companies under the Climate Change Act 22 of 2024 (Climate Change Act). The Carbon Tax Act will include the higher rate once the DFFE publishes the carbon budged regulations, with implementation anticipated from 1 January of the year following their finalisation.

The Climate Change Act was enacted by the South African government in July 2024 and is expected to update the CO2e reporting regime applicable to Sibanye-Stillwater. Under the Climate Change Act, the South African government will implement measures to address climate change through sectoral emission targets and will mandate major emitting companies to comply with mandatory carbon budgets. Companies that have been allocated a carbon budget will further be required to prepare a greenhouse gas mitigation plan for approval by the Minister of Environmental Affairs. At the time of the first mandatory carbon budget cycle, all approved pollution prevention plans under the Air Quality Act and the National Pollution Prevention Plans Regulations, 2017 must be deemed to be greenhouse gas mitigation plans for the purposes of Climate Change Act.
The implementation and roll-out of Sibanye-Stillwater’s Energy and Decarbonisation Strategy, which includes the introduction of renewable energy in the form of solar and wind into Sibanye-Stillwater's energy mix, is expected to reduce its Scope 2 emissions, which in turn is anticipated to reduce the financial impact of its indirect exposure to carbon tax in its supply chain. For further information regarding Carbon Tax and other risks related to Sibanye-Stillwater’s CO2e emissions, see – Risk Factors – Regulation of greenhouse gas emissions may materially adversely affect Sibanye-Stillwater’s operations.
Air Quality Act
Under the Air Quality Act, the South African government has established minimum emission standards for certain activities that result in air emissions and for which atmospheric emission licences (AELs) must be held. The new plant standards or minimum emission standards for all existing plants will apply from no later than March 2025. Noncompliance with the conditions of an AEL as well as the minimum emissions standards under the Air Quality Act, is an offence. Emissions are reported to the regulator in accordance with the AEL conditions. Air dispersion modelling is conducted as part of air quality impact assessments. This is used to predict air quality concentrations at receptor locations in nearby communities. The AEL reports, which include results of stack emissions, are in place to demonstrate levels of compliance.
Waste Act
The Waste Act regulates, among other things, the identification, investigation, remediation, rehabilitation and inventorying of contaminated land. The Waste Act requires that waste management licences (WMLs) are obtained for activities relating to the establishment and reclamation of residue deposits and residue stockpiles.
The Waste Act also provides for waste licensing requirements for general and hazardous waste for listed activities ranging from storage of waste salvage yards and wastewater treatment plants through to disposal by landfill. Sibanye-Stillwater currently has a number of licenced waste management facilities, such as its Beatrix operations, Rustenburg Operations, Marikana Operations and the Precious Metals Refinery. These facilities are managed in compliance with the Waste Act. In addition, the waste management activities at some of Sibanye-Stillwater’s facilities are regulated by and managed through the existing approved EMPRs, in accordance with the transitional provisions contained in the Waste Act and its regulations.
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
The Waste Act further defines the requirements and risk-based assessment process to be undertaken to have waste streams excluded from the definition of waste, provided there is a defined beneficial use for this waste. Sibanye-Stillwater has identified waste ash and calcium sulphate (CaSOX) as potential waste streams that fall within the parameters of these regulations, with submission to be made to obtain approval on exclusions.
In 2023, NEMLAA introduced key changes to the regulation of management of residue deposits and stockpiles, such that residue stockpiles and residue deposits no longer qualify as waste, or require an WML under the Waste Act. Instead, residue stockpiles and deposits will be regulated under NEMA once the relevant NEMLAA sections come into effect.
Water Use
Under South African law, mining operations are subject to water use licences (WULs) and general authorisations that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. The NWA provides for the management of all surface and groundwater resources, including the protection of the water systems for ecological requirements. The NWA, as well as the associated notices published thereunder provide for conditions that must be adhered to and dictate the requirements for water use authorisation for various water uses that contain activity specific requirements based on the specialist information submitted by means of the application process. All of Sibanye-Stillwater’s SA operations hold the necessary water-related permits. Certain WULs held by Sibanye-Stillwater’s SA operations are currently being reviewed and amended by the DWS for final issuance. While certain amendments were granted in 2024, key risk areas still require revision by the Department of Water and Sanitation to ensure alignment between Sibanye-Stillwater’s water use licence limits and the Resource Quality Objectives of the catchments in which Sibanye-Stillwater operates.

On 17 November 2023, the Minister of Water and Sanitation published the National Water Amendment Bill that proposed amendments to the NWA, including introducing a penalty of up to R10 million in fines or a maximum imprisonment term of 10 years, or both, for certain water law infringements as well as potential directors’ liability.
A Waste Discharge Charge System is being implemented by the DWS to enhance water resource management. Once fully implemented, the system will provide additional mechanisms for managing water resources effectively. As part of this rollout, the DWS has recently started imposing a water resource management charge related to waste discharge, pursuant to the Pricing Strategy for Raw Water Use Charges established in 2007. The DWS plans to extend the discharge charge to cover all waste-related activities impacting water resources and, to this end, published a revised Pricing Strategy for Raw Water Use Charges on 21 June 2024, which is expected to become effective in April 2026. Once fully implemented, the Waste Discharge Charge System may have significant cost implications for Sibanye-Stillwater’s SA operations. See – Risk Factors – Risks related to ESG – Sibanye-Stillwater’s operations are subject to water use and wastewater regulations, which could impose significant costs and burdens.
Biodiversity Act
The Biodiversity Act aims to protect the natural diversity within South Africa, particularly threatened and endangered species, as well as the protection of essential ecosystems and the associated services. The Biodiversity Act necessitates certain management requirements and permits for any restricted activity involving a specimen of a listed threatened or protected species.
National Nuclear Regulator Act (NNR Act)
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
•regulation of residue stockpiles and deposits shifted from the Waste Act to NEMA; and
•requiring applicants for rectification under section 24G of NEMA to undertake certain measures, including suspending, investigating, assessing and/or remediating the adverse impacts of certain activities and increasing the maximum administrative fine to R10 million.
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
Health and Safety
Mining health and safety performance is regulated by the South African Mine Health and Safety Act, 1996 (MHSA). The MHSA, among others, requires the employer to ensure, as far as reasonably practicable, that operating mines provide and maintain, as far as reasonably practicable, a safe and healthy working environment. For non-operating mines where no closure certificate has been issued, the employer must take reasonable steps to continuously prevent injuries, ill health, loss of life or damage of any kind. Employees have the right to leave a dangerous and/or unsafe working place. The MHSA describes the powers and functions of the Mine Health and Safety Inspectorate (MHSI), within the jurisdiction of the DMRE, as part of the process of enforcement.
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
The Occupational Diseases in Mines and Works Act, 1973 (ODMWA) governs compensation paid to mining employees who contract certain occupational illnesses, such as silicosis. The South African Constitutional Court has ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from an employer in a civil action under common law (either as individuals or as a class). In 2018, the Gold Working Group, including Sibanye-Stillwater, agreed to the Settlement Agreement, which was approved by the Gauteng High Court in Johannesburg, to compensate all eligible workers (or their surviving relatives) suffering from silicosis who worked in the Gold Working Group companies’ mines from 12 March 1965 to 26 July 2019, the date of the Settlement Agreement. The terms of the Settlement Agreement are confidential. See – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 31: Occupational healthcare obligation.
A failure to comply with MHSA is a criminal offence for which an employer, or any responsible person, may be charged and, if successfully prosecuted, be fined or imprisoned, or both. The MHSI also has the power to impose administrative fines upon an employer in the event of a breach of the MHSA. The maximum administrative fine that may be imposed is R1 million per transgression.
Mining Rights
The MPRDA
Under the MPRDA Regulations, which came into effect in 2004, prospecting rights may be granted for an initial maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. A wide range of factors and principles will be considered by the DMRE Minister when exercising his discretion whether to grant or renew these rights. A prospecting or mining right can be suspended or cancelled if the holder conducts prospecting or mining operations in breach of the MPRDA, a term or condition of the right or an environmental management plan, programme or environmental authorisation (as may be applicable), or if the holder of the right submits false, incorrect or misleading information to the DMRE. The MPRDA sets out a process which must be followed before the DMRE Minister is entitled to suspend or cancel the prospecting or mining right.
The MPRDA also empowers the DMRE Minister to develop a Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry to set the framework, targets and timetable for effecting entry of HDPs into the mining industry and to allow such South Africans to benefit from the exploitation of the country’s mineral resources.
The MPRDA requires mining companies to submit annual reports on HDP ownership and implementation of the approved SLP applicable to the mining right in question, setting out their commitments, among other things, to human resource and local economic development.
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
Mining right holders are furthermore required to prepare closure reports in accordance with the provisions of NEMA and the EIA Regulations. Section 96 of the MPRDA provides for internal appeals. The amended MPRDA Regulations, which came into force on 27 March 2020, prescribe the procedure for the lodgment and adjudication of internal appeals.
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
2018 Mining Charter
On 27 September 2018, the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (2018 Mining Charter) was published and came into effect on the same day. In September 2021, the High Court of South Africa held that the 2018 Mining Charter is a policy document and does not, per se, bind holders of mining titles, unless its terms have been lawfully incorporated into such mining titles. The High Court also set aside various provisions of the 2018 Mining Charter. Following the judgment, the 2018 Mining Charter recognises the “once empowered, always empowered” principle in relation to existing rights and requires that all applications for new mining rights, excluding renewal applications, must have a minimum of 30% HDP ownership. The DMRE confirmed that it does not intend on appealing the outcome of the judgment.
For further information on the 2018 Mining Charter see – Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute.
While the constitutional and legislative processes required for the amendments to the MPRDA may be lengthy, to the extent necessary to comply with legislative changes, Sibanye-Stillwater may in the future be required to adjust the ownership structure of its mining assets in order to meet B-BBEE requirements, which may be prescribed by law at such time. Sibanye-Stillwater may also incur significant costs or have to issue additional shares as a result of changes in the interpretation of existing laws and guidelines or the imposition of new laws relating to HDP ownership requirements, which may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
The Broad-Based Black Economic Empowerment Act, 2003 (B-BBEE Act) and the Broad-Based Black Economic Empowerment Amendment Act, 2013 (B-BBEE Amendment Act)
The B-BBEE Act establishes a national policy on broad-based black economic empowerment with the objective of increasing the participation of black people in the economy. The B-BBEE Act provides for various measures to promote B-BBEE, including empowering the Minister of Trade, Industry and Competition to issue the Codes of Good Practice for Broad-based Black Economic Empowerment (B-BBEE Codes), with which organs of state and public entities and parties interacting with them or obtaining rights and licences from them would be required to comply. The B-BBEE Act and the B-BBEE Codes do not require the DMRE to apply the B-BBEE Codes when determining the qualification criteria for the issuing of mining rights, nor do they require that the DMRE apply the B-BBEE Codes as a requirement for the retention of existing mining rights. The B-BBEE Codes will nevertheless apply to mining companies if they wish to be scored for the purpose of contracting with state institutions. B-BBEE also has a cascading effect, even where a particular company does not interact with the South African government or the public sector. In order to score highly on the procurement element of the scorecard, companies need to ensure that as many of their service providers as possible also score highly on the scorecard and will, therefore, give preference to service providers who have good B-BBEE credentials. Whilst compliance with the B-BBEE Codes is more often a commercial imperative as opposed to a legal one, a public company listed on the JSE must annually submit a compliance report (in terms of section 13G(2) of the B-BBEE Act) to the B-BBEE Commission in the prescribed form.
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
This raises the question of whether the B-BBEE Act and the B-BBEE Codes may overrule the Mining Charter (which for the purposes of comparison with the B-BBEE Act, would include later iterations of the Mining Charter) in the future. There is no clarity on this point at this stage. The revised Broad-Based Black Economic Empowerment Codes of Good Practice (the Revised BEE Codes) became effective on 1 May 2015. Both the B-BBEE Amendment Act and the Revised BEE Codes expressly stipulate that where an economic sector in South Africa has a sector code in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the B-BBEE Act, the Mining Charter (as amended) is not a Sector Code. It is not clear at this stage how the Mining Charter and Revised BEE Codes relate to each other. On 17 February 2016, the Minister of Trade, Industry and Competition published a gazette notice which repealed and confirmed the validity of a number of Sector Codes. The omission of the Mining Charter from the notice can be interpreted as confirmation that the Mining Charter is not contemplated as a Sector Code. This supports the interpretation that the B-BBEE Act was not intended to trump the Mining Charter. While it is not clear how this will be interpreted, it appears that the B-BBEE Act and the B-BBEE Codes will not overrule the Mining Charter in the future. However, this remains undetermined in law and may be resolved through either government clarification or judicial intervention.

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
In April 2023, President Cyril Ramaphosa signed into law the Employment Equity Amendment Act, 2022 (EEAA), with an effective date of 1 January 2025. The EEAA amends the existing Employment Equity Act, 1998 with new measures to promote diversity and equality in the workplace. The key aspects of the EEAA include the introduction of sectoral numerical targets, as set by the South African Minister of Employment and Labour, the purpose which is to ensure the equitable representation of people from designated groups (historically disadvantaged groups of people based on race, gender and disability) at all occupational levels in the workforce. Sibanye-Stillwater will be required to comply with any sectoral targets set by the South African Minister of Employment and Labour as well as the EEAA more broadly, and will be subject to penalties for noncompliance. In February 2024, the Minister of Employment and Labour published the draft employment equity regulations, which contain the sectoral targets, for comment. Members of the public were invited to comment until 2 May 2024. The Minister has not yet published the final employment equity regulations.
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
SARB approval, or approval by a SARB appointed authorised dealer (as appropriate) is therefore required for Sibanye-Stillwater and its South African subsidiaries to incur and/or repay loans from or to non-South African residents, including non-South African Group companies. Similarly, Sibanye-Stillwater and its South African subsidiaries would require SARB approval in order to guarantee obligations of any of Sibanye-Stillwater’s subsidiaries with regard to commitments towards or funds obtained from non-residents of the CMA.
Transfers of funds from South Africa for the purchase of offshore assets or shares in offshore entities or for the creation or expansion of business ventures offshore also require SARB approval. A SARB appointed authorised dealer may approve such investment if the investment is a new outward foreign direct investment (minimum 10% interest) where the total investment does not exceed R5 billion per company per calendar year.
Sibanye-Stillwater must also obtain approval from the SARB for any fundraising involving a currency other than South African Rand. It is possible that the SARB may impose conditions on Sibanye-Stillwater’s use of the proceeds of any such capital raising, such as limits on Sibanye-Stillwater’s ability to retain the proceeds of the fundraising outside South Africa or requirements that Sibanye-Stillwater seeks further SARB approval prior to applying any such funds to a specific use.
Historically, so called “loop structures” have also been prohibited. A loop structure could occur where a South African exchange control resident (such as Sibanye-Stillwater, or one of its South African subsidiaries) sets up an offshore structure which reinvests into the CMA by acquiring shares or other interests (e.g. loans) in a CMA company or CMA asset. The full loop structure restriction has been lifted with effect from 1 January 2021, on the conditions that an existing loop structure be placed on record with the SARB, or any new loop structure similarly be placed on record subsequent to the finalisation of the transaction and that, where South African assets are acquired through the loop structure, that this takes place on an arm’s length basis.
United States
Environmental
Overview
In the United States, Sibanye-Stillwater’s US operations are subject to extensive federal, state and local government controls and regulations, including regulation of mining and exploration activities which could involve the discharge of materials and contaminants into the environment, the investigation and clean-up of such discharges, disturbance of land, reclamation of disturbed lands, associated potential impacts to threatened or endangered species, management of waste materials, and other environmental concerns.
In particular, statutes including, but not limited to, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act (the TSCA), the RCRA, the EPCRA, the Endangered Species Act, the NEPA and CERCLA impose permit requirements, effluent standards, air emission standards, waste handling and disposal restrictions and other design and operational requirements, as well as record keeping and reporting requirements, upon various aspects of mineral exploration, extraction and processing. In addition, the existing mining operations may become subject to additional environmental control and mitigation requirements if applicable federal, state and local laws and regulations governing environmental protection, land use and species protection are amended or become more stringent in the future.
In addition, the federal regulation under the RCRA governing the manner in which secondary materials and byproducts of mineral extraction and beneficiation are handled, stored and reclaimed or reused is subject to frequent review by regulatory agencies.
Generally, compliance with the applicable environmental rules and regulations in the United States requires Sibanye-Stillwater US operations to obtain permits issued by federal, state and local regulatory agencies and to file various reports that track operational monitoring, compliance, performance, records maintenance activities and measure its operational effect on the environment. Certain permits require periodic renewal or review of their conditions.
Climate Change and CO2e Emissions Regulations
In the United States, Sibanye-Stillwater is subject to legislative and regulatory initiatives that are underway to limit GHG emissions. The US Congress has considered legislation that would control CO2e emissions through a “cap and trade” program and several US states have already implemented programs to reduce CO2e emissions. In addition, the US Supreme Court determined in a 2007 ruling that GHG emissions are “air pollutants” within the meaning of the federal Clean Air Act. In response, the EPA promulgated an endangerment finding paving the way for regulation of CO2e emissions under the Clean Air Act. In 2010, the EPA issued a final rule, known as the “Tailoring Rule”, which makes certain large stationary sources and modification projects subject to permitting requirements for GHG emissions under the Clean Air Act. In June 2014, the US Supreme Court invalidated portions of the federal Tailoring Rule, but the ruling upheld the EPA’s authority to require new or modified facilities that are already subject to permitting requirements for conventional pollutants to comply with BACT for CO2e, as well. New or modified sources subject to permitting for conventional pollutants will be required to access BACT for CO2e if the new source or the modification will result in an annual increase of 75,000 tons per year of CO2e.
Sibanye-Stillwater is also subject to CO2e reporting requirements for specified large CO2e emission sources in the United States. Portions of Sibanye-Stillwater’s US operations hold a Title V Major Air Quality Permit, which requires Sibanye-Stillwater to annually calculate the CO2e emissions from the US operations and compare these amounts against reporting thresholds. Because current levels are well below reporting thresholds, the Sibanye-Stillwater’s US operations are not currently required to report CO2e emissions. Portions of Sibanye-Stillwater’s US operations also hold a Synthetic Minor Source Permit, which requires Sibanye-Stillwater to report an annual air emission inventory. Pursuant to this licence, Sibanye-Stillwater is required to report its Scope 1 CO2e emissions at the state level in respect of its Pennsylvania facility.
Additionally, the assessment of CO2e emissions has become an increasingly important part of NEPA assessments in recent years, particularly with the restoration of previously modified NEPA regulations in April 2022, and in May 2024, the White House Council on Environmental Quality under the Biden administration issued its Phase 2 final rule, which could further affect how agencies consider CO2e emissions in NEPA assessments. However, the rule is currently being challenged in the federal court system. It remains uncertain whether, in the future, Sibanye-Stillwater will be required to mitigate its CO2e emissions in connection with any NEPA review.
Clean Air Act
In the United States, Sibanye-Stillwater’s US operations are subject to the federal Clean Air Act and comparable state and local laws and regulations. These laws and regulations regulate emissions of air pollutants from various industrial sources, including ventilation exhaust, rock crushing activities, and mill processing used at Sibanye-Stillwater’s US PGM operations’ mines as well as smelting and refining stack emissions from its processing operations, and also imposes various monitoring and reporting requirements. For example, the smelting and refining operations are subject to particulate matter, carbon monoxide and nitrogen oxide limits under the federal New Source Performance Standards (NSPS), in addition to stringent sulphur dioxide (SO2) limits at the Sibanye-Stillwater’s US PGM smelting operations. The US Reldan operations are similarly subject to various limits related to the emission of particulate matter (PM), nitrogen dioxide (Nox), Volatile Organic Compounds (VOCs), mercury, and other pollutants.
Additionally, as its operations continue to grow and expand, ventilation demands, and associated emissions continue to escalate resulting in increases in ventilation exhaust emissions. Air quality laws and regulations may require that Sibanye-Stillwater’s US operations obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with air permits containing various emission and operational limitations and utilise specific emission control technologies to limit emissions.
Hazardous Substances and Waste
In the United States, Sibanye-Stillwater’s US operations are subject to environmental laws and regulations relating to the management and release of hazardous substances, solid wastes and hazardous wastes. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous wastes and may impose strict joint and several liability for the investigation and remediation of affected areas where hazardous substances may have been released or disposed. For instance, the CERCLA, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a hazardous substance into the environment.
While some of the industrial wastes generated by Sibanye-Stillwater’s US operations are excluded from hazardous wastes regulations, it also generates industrial wastes that are subject to the requirements of the RCRA and comparable state statutes, as well as the TSCA with respect to the Reldan operations.
Sibanye-Stillwater’s US operations annually reports to the EPA, as well as the United States Forest Service (USFS) and the Montana Department of Environmental Quality (Montana DEQ) with respect to the US PGM operations and the Pennsylvania Department of Environmental Protection (DEP) with respect to the Reldan operations, in relation to releases of hazardous or toxic substances to the extent they exceed certain federal and state thresholds.
Water Discharges

In the United States, Sibanye-Stillwater’s US operations are subject to the federal Clean Water Act and analogous state laws that impose restrictions and strict controls on the discharge of pollutants into waters, and construction activities in waters and wetlands. The scope of these regulated waters has been subject to controversy in recent years, culminating in the issuance of a revised definition of “waters of the United States” by the EPA in December 2022, which exerts federal jurisdiction under the Clean Water Act over traditional navigable waters, the territorial seas, interstate waters, as well as upstream water resources that significantly affect those waters. In addition, certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of pollutants and chemicals. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of regulated waters in the event of a tank spill, rupture or leak.
In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. For example, these permits may require Sibanye-Stillwater’s US PGM operations to monitor and sample the storm water runoff from certain of its facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.
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
Permitting and Reclamation
Operating Permits 00118 and 00149 issued by Montana DEQ encompass approximately 2,414 acres at the Stillwater Mine located in Stillwater County, Montana and 1631 acres at the East Boulder Mine located in Sweet Grass County, Montana. The permits delineate lands that may be subject to surface disturbance. Sibanye-Stillwater’s US PGM operations employs concurrent reclamation wherever feasible. Operating permits in respect of the Reldan operations are issued by the Pennsylania DEP.
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
Permits governing air and water quality are issued to Sibanye-Stillwater’s US PGM operations by the Montana DEQ and to Sibanye-Stillwater’s Reldan operations by the Pennsylvania DEP, which has been delegated such authority by the federal government. Operating permits issued to the Company by the Montana DEQ, the Pennsylvania DEP and the USFS do not have an expiration date but are subject to periodic reviews. The reviews evaluate bonding levels, monitor reclamation progress, and assess compliance with all applicable permit requirements, mitigation measures and state and federal environmental standards. Closure and reclamation obligations are reviewed and reassessed by the agencies on a five-year rotating schedule. Bonding and financial guarantees are posted with the agencies to cover final reclamation costs at the end of the reconciliation and reassessment process.
Health and Safety
Sibanye-Stillwater’s US PGM operations are subject to regulation by the MSHA under the Federal Mine Safety and Health Act (FMSH Act). MSHA inspects Sibanye-Stillwater’s US PGM mine operations on a regular basis and issues various citations and orders when it believes a violation has occurred under the FMSH Act. Sibanye-Stillwater’s US PGM and Reldan operations are also subject to general occupational standards administered by the Occupational Safety and Health Administration.
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
Environmental Impact Assessment and Environmental Permitting
Environmental Impact Assessments (EIA) in Finland are regulated through the Act on Environmental Impact Assessment Procedure (252/2017, as amended) and the Decree on Environmental Impact Assessment Procedure (277/2017, as amended). Large-scale projects with potentially significant environmental impacts require an EIA, requiring impacts of a project to be assessed at the preparation stage. The EIA processes required for the Keliber mining operations in Syväjärvi and Rapasaari, concentrator in Päiväneva and chemical plant in Kokkola have been completed.
Legally valid environmental permits were acquired for the Syväjärvi Mine and the Kokkola Lithium refinery in 2021 and 2022, respectively, with amendment applications relating to certain permitting conditions submitted in October 2024 and June 2024, respectively. A joint environmental permit for the Rapasaari mine and Päiväneva concentrator has been legally valid since April 2024 following a Vaasa administrative court ruling, which also included sending certain permit conditions back to the permitting authority (Regional State Administrative Agency for Western and Inland Finland) for further review. These conditions pertain to the placement of Rapasaari mine waste rock streams and magnetic waste stream from the concentrator, the closure plan for the extractive waste areas and the associated financial guarantees.
For the Päiväneva concentrator, the application concerning the permit conditions subject to further review was submitted in May 2024. Permit decision is expected in the second quarter of 2025. Existing permit allows the construction of the concentrator and required critical infrastructures such as tailings storage facilities, but the commencement of production at the concentrator is, however, subject to the permitting authority’s review and the issuing of an enforceable permit decision relating to the placement of magnetic waste stream to a storage facility at the concentrator.
For the Rapasaari mine, the application concerning the permit conditions subject to further review was submitted in March 2025 and the respective permit decision is expected during the second quarter of 2026.
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

Where necessary, Natura assessments are included in the EIAs. The Vionneva Natura site (code FI1000019) is close to the Rapasaari Mine and a separate Natura assessment has been made for it. The Natura assessment relating to the Vionneva Natura site and Keliber’s planned Hoikkaneva permitting process was revisited in 2024 as a part of the environmental impact assessment for Hoikkaneva. At Kokkola, the Rummelön-Harrbådan Natura area (code FI1000003) is located over 2 kilometres from the Lithium Hydroxide Chemical Refinery and no separate assessment was needed.
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
Following adoption of the CSRD in the EU, Finnish companies will be progressively required to assess their Carbon footprint on Scope 1, 2 and 3 emissions and make relevant disclosures in their annual integrated report. Following EU Taxonomy regulation, Finnish companies will be progressively required to declare the proportion and their activity deemed environmentally sustainable according to a common framework.
Keliber completed an LCA assessment in April 2024, which produced information regarding its future carbon footprint and the most significant contributors of Scope 1, 2 and 3 emissions. A climate change risk assessment was also completed in June 2024 to identify and assess climate-related risks and opportunities. Based on the information gathered in these assessments, Keliber has drafted a decarbonisation plan and in October 2024 established a working group to effectuate the plan.
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
The waste and tailings ponds at Päiväneva concentrator area are covered by dam safety legislation and the statement from the supervising authority was included in the environmental permit application. The permit applications for both sites have been submitted to the Permitting Authority, the Finnish Safety and Chemicals Agency.
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
Keliber holds legally valid mining permits for the Syväjärvi, Rapasaari and Länttä mines and a mining safety permit for the Syväjärvi mine.
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
The environmental harm regime (préjudice écologique) is a tortious liability regime under the Civil Code. Under the environmental harm regime, any person responsible for an environmental harm is under an obligation to repair it, even in the absence of fault or negligence. The sanctions may consist of preventive measures and compensation. Compensation is primarily in kind. If compensation-in-kind measures are impossible or insufficient, the judge may order the person responsible for the environmental harm to pay damages.
Environmental authorisation
The operation of the Sandouville hydrometallurgical plant is subject to an environmental authorisation. Under the environmental authorisation regime provided for in the Environmental Code, a single environmental authorisation covers several authorisations such as the authorisation related to the safeguarding of water (known as a water law authorisation or IOTA) and the Installation Classified for the Protection of the Environment (ICPE) authorisation. Sandouville’s environmental authorisations are renewed every five years conditioned on the performance of a hazard study to assess ongoing environmental impact. Sandouville’s environmental authorisation was renewed on 2 October 2024 and will be valid for five years. Additional permitting request actions are presently being prepared to adapt the site to pCAM (pre-cursor cathode active material) production in connection with the GalliCam Project.
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
The French Multi-Annual Energy Plan (MAEP) establishes priorities for government action regarding energy policy for Metropolitan France in the next decade. Every 5 years the Multi-Annual Energy Plan is updated, the second 5-year period is revised and a subsequent 5-year period is added. The MAEP is governed by the Energy Code, amended by the law of 17 August 2015 on the energy transition for green growth. It most notably covers aspects relating to improvement of energy efficiency and reductions in primary energy consumption, especially fossil fuel consumption and promotion of the use of renewable and recovered energies. Following adoption of CSRD, French companies will be required to progressively assess their carbon footprint on Scope 1, 2, 3 emissions and will be required to make relevant disclosures in their annual integrated report. EU Taxonomy regulation will also require French companies to progressively declare the proportion of activities deemed environmentally sustainable according to a common framework.
In January 2024, Sandouville Nickel refinery performed its environmental footprint (Scope 1, 2 and 3 emissions) and life cycle analysis of all its products according to ISO 14040.
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
Australia
Environmental
The Century zinc tailings retreatment operation, located in Queensland, is Sibanye-Stillwater’s sole operating asset in Australia. As such, Sibanye-Stillwater’s operations in Australia are primarily subject to the environmental laws and regulations of the State of Queensland which require, among other things, that Sibanye-Stillwater obtains necessary environmental approvals, environmental licences, works approvals and mining approvals to implement and carry out its mining operations.
The Environmental Protection Act 1994 (Qld) (EP Act) is Queensland's primary environmental legislation. The object of the EP Act is to protect the Queensland environment alongside ecologically sustainable development. The EP Act requires authority for certain environmentally relevant activities, including mining, and makes certain adverse impacts to the environment unlawful unless they are authorised by an environmental authority or other approval.
Environmental authorities have been granted to Sibanye-Stillwater for the following activities:
•mining at the Century operation, and activities ancillary to mining, such as waste disposal, mineral processing and fuel burning
•port operations at the Port of Karumba, including bulk material handling
These environmental authorities contain conditions that must be complied with in carrying out the relevant activities. Port operations are also regulated by a development approval issued under Queensland's planning framework. The Century to Karumba underground slurry pipeline is operated in accordance with a corridor licence and an operational licence under the Transport Infrastructure Act 1994 (Qld). The operational licence requires compliance with an Environmental Management Plan attached to the licence.
The Federal Environment Protection and Biodiversity Conservation Act 1999 (Cth) (EPBC Act) also applies to activities in Queensland. The EPBC Act regulates impacts to specific "matters of national environmental significance" including listed threatened species, migratory species and World Heritage places. Although Sibanye-Stillwater’s existing operations at Century and the Port of Karumba do not currently require any referral or approval under the EPBC Act, a substantial expansion or change to these activities could trigger additional requirements.
Health and Safety
Work health and safety law in Australia is regulated by the States. In respect of the Queensland operations, the following laws apply:
•The Mining and Quarrying (Safety and Health) Act 1999 (Qld) regulates metalliferous mines in Queensland, including the Century operation. Mine operators and the site senior executives have primary obligations to ensure that the risk to workers and other persons arising from operations at the mine is at an "acceptable level", being as low as reasonably achievable and within acceptable limits. To that end, they must develop and implement an appropriate safety and health management system for the mine. Mine workers must be consulted in the development of that system. Contracting businesses performing work at mines have a primary obligation to ensure the safety and health of persons is not adversely affected by the way the contractor undertakes work at the mine, including by ensuring they comply with the applicable safety and health management system.
•The Work Health and Safety Act 2011 (Qld) is the general safety law that regulates work and workplaces in Queensland (but it does not apply to mines). However, this legislation applies to the pipeline that carries slurry concentrates (outside the boundary of the mine) to the Port of Karumba. It places a primary duty on all persons conducting a business or undertaking (including corporations) to, so far as is reasonably practicable, ensure the health and safety of their workers, and that the safety and health of other persons is not adversely affected by the conduct of the business or undertaking. Workers must be consulted in the identification of hazards, risks and controls to ensure that risk is eliminated or minimised to the extent reasonably practicable.
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
Mineral Rights
In Australia, the ownership of land is separate from the ownership of most minerals, which are the property of the State in which they are located and are thus regulated by the States. The mining tenure required for the Century operation was granted under the Century Zinc Project Act 1997 (Qld). The mining tenure is administered under the Mineral Resources Act 1989 (Qld) (MR Act) and the Mineral and Energy Resources (Common Provisions) Act 2014 (Qld) (MERCP Act).

The MR Act regulates the grant and conditions for resource authorities, provision of security to the State, application processes, payment of royalties to the State and offences. The MERCP Act largely deals with the registration of dealings such as caveats and mortgages, land access, and provides an overlapping resource authority regime.
Land Claims/Heritage
Native Title
Native Title is regulated by the Native Title Act 1993 (Cth) (NTA). The object of the NTA is to provide for the recognition and protection of Native Title, and establishes ways in which future acts affecting Native Title may proceed. Where Native Title exists, any dealings in the land must comply with the NTA. Resource activities may affect Native Title rights, in which case the Native Title party is entitled to seek compensation.
Century Mining Proprietary Limited (CML), the State of Queensland and the Waanyi, Mingginda and Gkuthaarn and Kukatj Native Title Groups are the parties to the Gulf Communities Agreement (GCA). The GCA was entered into to provide Native Title consent for the grant of the mining leases and other associated tenures required for the Century operation. CML is also a party to a number of other agreements with Native Title parties and Traditional Owners in relation to the Century operation.
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
Mt Lyell Copper Project, Tasmania
In November 2023, Sibanye-Stillwater acquired Copper Mines of Tasmania Pty Ltd, which owns the Mt Lyell Copper Project in Tasmania, Australia. It is currently in care and maintenance and a feasibility study, which considers the re-establishment of operations, is underway. Sibanye-Stillwater will review its options upon completion of the feasibility study. A similar regime as described above for Queensland applies under Tasmanian law.

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
Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments and related compensation, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transaction costs, share-based payment expenses on B-BBEE transactions, gain on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest and changes in estimated deferred tax rate. For a reconciliation of profit attributable to the owners of Sibanye-Stillwater to normalised earnings, see – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 13: Dividends.
In line with Sibanye-Stillwater’s Dividend policy and its Capital Allocation Framework, the Board resolved not to declare a final dividend for the year ended 31 December 2024 (2023: 53) SA cents per share.
There is no arrangement under which future dividends are waived or agreed to be waived.

THE LISTING
Sibanye-Stillwater’s ordinary shares trade on the JSE under the trading symbol “SSW”. Sibanye-Stillwater’s ADSs trade on the NYSE under the trading symbol “SBSW”.

MEMORANDUM OF INCORPORATION
General
Sibanye-Stillwater is a public company registered in South Africa under the Companies Act, Act 71 of 2008, as amended, (Companies Act), which limits the liability of Sibanye-Stillwater shareholders (Shareholders), and is governed by the Sibanye-Stillwater Memorandum of Incorporation (MOI). Sibanye-Stillwater was registered as a public company in South Africa on 6 July 2018. Sibanye-Stillwater’s registration number is 2014/243852/06.
The MOI is not required to include, and does not include, the details of the objects and purpose of Sibanye-Stillwater.
Dividends and payments to Sibanye-Stillwater Shareholders
Sibanye-Stillwater may make payments (including the payment of dividends) to its Shareholders from time to time in accordance with provisions of the Companies Act, the listings requirements of the JSE Limited (JSE) (JSE Listings Requirements) and the MOI. As read together, these prohibit any payment (including the payment of any dividend) to a company’s shareholders if there are reasonable grounds for believing that:
•the company and the group is, or would be, after the payment, unable to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of making such payment; or
•the consolidated assets of the company and the group fairly valued would, after the payment, be less than the consolidated liabilities of the company and the group, fairly valued.
Subject to the above requirements, and, in certain circumstances, approval of Shareholders by way of an ordinary resolution, the Sibanye-Stillwater board of directors (Board) may from time to time declare a payment to be made to Shareholders and to the holders of share warrants (if any) in proportion to the number of the Sibanye-Stillwater Shares held by them.
Sibanye-Stillwater must hold all unclaimed dividends due to its Shareholders in a trust, subject to the laws of prescription, and accordingly may release any dividends once the prescriptive period in relation to those dividends has prescribed. Sibanye-Stillwater shall be entitled at any time to delegate its obligations in respect of unclaimed dividends or other unclaimed distributions, to any one of its bankers from time to time.
Sibanye-Stillwater directors (Directors) may resolve that any return of capital made to all or any Shareholders whose registered addresses are outside South Africa will, subject to any exchange control regulations then in force, be paid in such other currencies as may be stipulated by the Directors. The Directors may also stipulate the date for converting Rand to those currencies and the provisional rate of exchange, provided that the date for conversion must be within a period of thirty days prior to the date of payment.
Voting rights
Every Shareholder, or proxy representative of a Shareholder, who is present at a Sibanye-Stillwater Shareholders’ meeting has one vote on a show of hands, regardless of the number of Sibanye-Stillwater Shares he or she holds or represents or, in the case of a proxy representative, the number of Shareholders he or she represents, unless a poll is demanded. Every Shareholder is, on a poll, entitled to one vote per Sibanye-Stillwater Share held. A poll may be demanded by: (i) not less than five persons having the right to vote on that matter; or (ii) a person or persons entitled to exercise not less than one tenth of the total voting rights entitled to vote on that matter; or (iii) the chairperson of the meeting. Neither the Companies Act nor the Sibanye-Stillwater MOI provide for cumulative voting.
A Shareholder is entitled to appoint a proxy representative to attend, speak and vote at any meeting on his or her behalf. The proxy representative need not be a Shareholder. There are limitations on the proxy representative’s powers namely that the proxy representative cannot delegate the authority granted to him or her as a proxy representative.
To the knowledge of management, none of the beneficial Shareholders listed in the Shareholder Information section hold voting rights which are different from those held by other Sibanye-Stillwater Shareholders. See – Annual Financial Report – Shareholder information.
Issue of additional shares and pre-emptive rights
Shareholder approval is required for any issuance of additional Sibanye-Stillwater Shares, other than if Sibanye-Stillwater Shares are issued pursuant to a pro rata rights offer to all Shareholders, provided that the voting power of the class of Sibanye-Stillwater Shares subject to the offer is less than 30% of the voting power of all Sibanye-Stillwater Shares of that class held by Shareholders immediately before the issue. An issue of Sibanye-Stillwater Shares that meets or exceeds this 30% threshold requires Shareholder approval by way of a special resolution.
Shareholders, by ordinary resolution (passed by a 75% majority) or special resolution, which requires an independent vote in the case of specific authority, may either convey a general or specific authority to the Board to issue Sibanye-Stillwater Shares for cash. Such authority is valid for the period provided in the applicable resolution, but may be revoked by ordinary or special resolution, as the case may be, at any time. General authority may only be valid until the earlier of the next annual general meeting and 15 months after the authority was granted.

The JSE Listings Requirements, as read with the MOI, requires that any new issue of equity shares by Sibanye-Stillwater must first be offered to existing Shareholders in proportion to their shareholding in Sibanye-Stillwater unless, among other things, the issuance to new Shareholders is:
•pursuant to a Shareholder approved employee share incentive scheme;
•to raise cash through a general issuance at the discretion of the Board to the general public of up to 30% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30 business day weighted average trading price prior to the date that the application is made to the JSE to list the shares, provided that a 75% majority of the votes cast by Shareholders at a general meeting or annual general meeting must approve the granting of such authority to the Board;
•to raise cash through a specific issuance of Sibanye-Stillwater Shares for cash, provided that a 75% majority of the votes cast by Shareholders, other than parties and their associates participating in the specific issue for cash, vote in favour of the resolution to issue the shares;
•a capitalisation issue;
•an issue for an acquisition of assets (including another company) subject to compliance with Sections 9 and 10 of the JSE Listings Requirements or a fundamental transaction, amalgamation or merger in terms of the Companies Act; or
•in terms of option rights or conversion rights.
In terms of the Companies Act, an issue of equity shares by Sibanye-Stillwater must be approved by a special resolution of Shareholders if the Sibanye-Stillwater Shares are to be issued, among other things, to:
•a Director, future Director, prescribed officer or future prescribed officer of Sibanye-Stillwater; or
•a person related or inter-related to Sibanye-Stillwater, or related to a Director or prescribed officer of Sibanye-Stillwater, unless the issue of Sibanye-Stillwater Shares is, among other things:
•under an agreement underwriting the Sibanye-Stillwater Shares;
•in proportion to existing holdings, and on the same terms and conditions that have been offered to all the Shareholders;
•pursuant to an employee share scheme that satisfies the requirements of section 97 of the Companies Act; or
•pursuant to an offer to the public as defined in section 95(1)(h), read with section 96, of the Companies Act.
Transfer of Sibanye-Stillwater Shares
The transfer of any Sibanye-Stillwater certificated shares will be implemented in accordance with the provisions of the Companies Act using the then common form of transfer. Dematerialised Sibanye-Stillwater Shares which have been traded on the JSE are transferred on the STRATE system and delivered three business days after each trade. The transferor of any Sibanye-Stillwater Share is deemed to remain the holder of that Sibanye-Stillwater Share until the name of the transferee is entered in Sibanye-Stillwater’s securities register (the Sibanye-Stillwater Register) for that Sibanye-Stillwater Share. Since Sibanye-Stillwater Shares are traded through STRATE, only shares which have been Dematerialised may be traded on the JSE. Accordingly, Shareholders who hold shares in certificated form will need to Dematerialise their Sibanye-Stillwater Shares in order to trade on the JSE.
General meetings of Sibanye-Stillwater Shareholders
The Board may convene general meetings of Sibanye-Stillwater Shareholders and a general meeting may also be convened on a requisition by Shareholders made pursuant to the Companies Act. Sibanye-Stillwater is obligated to hold an annual general meeting once in every calendar year, but no more than 15 months after the date of the previous annual general meeting.
All general meetings require 15 business days’ notice in writing of, among other things, the place, day and time of the meeting to Shareholders. Documents related to the meeting (e.g., proxy forms, resolutions, financial statements) must be made available to Shareholders at least 7 calendar days before the meeting.
Business may be transacted at any meeting of Shareholders only while a quorum of Shareholders is present. Shareholders representing at least 25% of the voting rights which are entitled to be exercised in respect of at least one matter to be decided at that Shareholders’ meeting present personally or by proxy representative and entitled to vote constitute a quorum for a general meeting and an annual general meeting. However, a Shareholders’ meeting may not begin unless there are three Shareholders present at a meeting in person or by proxy representative.
The annual general meeting deals with and disposes of all matters prescribed by the MOI and the Companies Act, including, among other things:
•the re-appointment or appointment of auditors and designated individual partner;
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
•the presentation of the consolidated and company audited annual financial statements (annual financial statements) and report of the independent external auditors; and
•the election of new and rotating Directors.
Annual report and accounts
Sibanye-Stillwater is required to keep the accounting records and books of accounts up to date as is necessary to present the state of affairs of Sibanye-Stillwater and to explain the financial position of Sibanye-Stillwater as prescribed by the Companies Act. Apart from the Sibanye-Stillwater Shareholders and holders of a beneficial interest in Sibanye-Stillwater, no person has the right to inspect any account, book or document of Sibanye-Stillwater (other than the Sibanye-Stillwater Register), except as conferred by the Companies Act, the Promotion of Access to Information Act, 2000 or authorised by Directors.
The Directors will cause to be prepared and published company and consolidated annual financial statements, an annual report and notice of annual general meeting as required by the Companies Act and the JSE Listings Requirements within four months of the fiscal year end. Sibanye-Stillwater will notify the Shareholders and the holders of beneficial interests in Sibanye-Stillwater of the publication of any annual financial statements and make the same available to every Shareholder who so requests a copy of the annual report and annual financial statements. Not later than three months after the first six months of its fiscal year, Sibanye-Stillwater will make available to every Shareholder an interim report for the previous six-month period.
Changes in capital or objects and powers of Sibanye-Stillwater
The Shareholders may, by the passing of a special resolution, among other things:
•increase Sibanye-Stillwater’s authorised share capital;
•consolidate and reduce the number of the issued no par value Sibanye-Stillwater Shares, if any;
•subdivide all or any portion of Sibanye-Stillwater Shares into shares of a smaller amount than is fixed by the MOI;
•reduce Sibanye-Stillwater’s authorised share capital and, if required by law, its issued share capital;
•alter the provisions of the MOI with respect to the objects and powers of Sibanye-Stillwater, if any are stated therein; and
•subject to the provisions of the Companies Act, or any other South African law governing companies, and the JSE Listings Requirements and any other stock exchange upon which the shares of Sibanye-Stillwater may be quoted or listed from time to time, allow Sibanye-Stillwater to acquire shares issued by itself or in any subsidiary of Sibanye-Stillwater from time to time.
Variation of rights
All or any of the rights, privileges or conditions attached to Sibanye-Stillwater Shares may be varied by a special resolution of Shareholders passed in accordance with the provisions of the Companies Act; provided that, in circumstances where a Shareholder dissents to such variation which materially and adversely affects his or her rights, that Shareholder shall be entitled to be paid the fair value for his or her shares in accordance with the provisions of section 37(8) of the Companies Act, as read with the appraisal rights provided for in section 164 of the Companies Act.
Distribution of assets on liquidation
In the event of a voluntary or compulsory liquidation, dissolution or winding-up, the assets remaining after payment of all the debts and liabilities of Sibanye-Stillwater, including the cost of liquidation, shall be dealt with by a liquidator who may, among other things, divide among the Shareholders any part of the assets of Sibanye-Stillwater, and may vest any part of the assets of Sibanye-Stillwater as instructed at a meeting of Shareholders in an inter vivos trust for the benefit of Shareholders. If so resolved at a meeting of Shareholders, the division of assets is not required to be done in accordance with the legal rights of Sibanye-Stillwater Shareholders in their capacities as Shareholders.
Purchase of shares
The Companies Act and the JSE Listings Requirements permit the establishment of share incentive schemes for the purpose of purchasing shares of a company for the benefit of its employees, including salaried directors. These share incentive schemes are permitted to extend loans to Sibanye-Stillwater employees, other than non-salaried Directors, for the purpose of purchasing or subscribing for Sibanye-Stillwater Shares.
Sibanye-Stillwater or any subsidiary or subsidiaries of it may, if authorised by special resolution, acquire its own shares; provided that, there are no reasonable grounds for believing that Sibanye-Stillwater is or would be, after the payment, unable to pay its debts as they become due or that Sibanye-Stillwater’s consolidated assets would, after the payment, be less than its consolidated liabilities. The procedure for acquisition of Sibanye-Stillwater Shares by Sibanye-Stillwater is regulated by the MOI, the Companies Act and the JSE Listings Requirements.
Directors

The minimum number of Directors shall be four and the maximum shall be 15. However, the failure by Sibanye-Stillwater to have the prescribed number of Directors shall not invalidate anything done by the Board. If the number of Directors falls below the minimum in the MOI, the remaining Directors shall not act after a period of three months from the date the deficiency in the minimum number of Directors arose, except for the purpose of filling such vacancy or for the purpose of calling a meeting of Shareholders in order to fill such vacancy. One third of the Board shall be required to retire from office at the annual general meeting held each year. The retiring Director shall be eligible for re-election.
There are no qualifications prescribed by Sibanye-Stillwater for a person to serve as a Director or alternate Director, other than the requirements stipulated in the Companies Act.
Directors may be paid their travelling and other expenses which are necessarily incurred by them in connection with the business of Sibanye-Stillwater, and in attending the meetings of Directors or of committees thereof, and if any Director shall be required to perform extra services, to go or to reside abroad or otherwise, or be specially occupied about Sibanye-Stillwater’s business, such Director shall be entitled to receive remuneration as approved by a special resolution by the Shareholders.
If a Director has a personal financial interest in a matter to be considered by the Board, the Director must disclose such personal financial interest before the matter is considered at the meeting and must, among other things, disclose any information relating to the matter, and known to the Director, disclose any insights and not take part in the decision to execute any documents on behalf of Sibanye-Stillwater in relation to the matter. However, a decision by the Board or a transaction/agreement approved by the Board will be valid despite any personal financial interest of a Director or a person related to a Director if it was ratified or approved by ordinary resolution of the Shareholders or declared valid by a court of law.
Borrowing powers
The Board may exercise all the powers of Sibanye-Stillwater to borrow money and to give all or any part of its property as security whether outright or as security for any debt, liability or obligation of Sibanye-Stillwater or of any third party. Sibanye-Stillwater has unlimited borrowing powers. Furthermore, the Board may create and issue debt instruments, as contemplated in section 43(1)(a) of the Companies Act, on such terms and conditions and in such manner as the Board may from time to time determine, in accordance with the requirements of section 43 of the Companies Act, provided that, for so long as Sibanye-Stillwater is listed on the JSE, a debt instrument issued by Sibanye-Stillwater may not grant special privileges regarding attending and voting at general meetings and the appointment of Directors, as contemplated in the JSE Listings Requirements.
The Board’s borrowing powers may only be changed by special resolution of the Shareholders amending the MOI.
Non-South African shareholders
There are no limitations imposed by South African law or by the MOI on the rights of non-South African Shareholders to hold or vote Sibanye-Stillwater Shares.
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
Under South African law, a registered holder of Sibanye-Stillwater Shares who is not the holder of the beneficial interest in such shares is required to disclose the identity of the person on whose behalf that security is held and the identity of each person with a beneficial interest in the securities so held, the number and class of securities held for each such person with a beneficial interest, and the extent of each such person with a beneficial interest. This information must be disclosed in writing to Sibanye-Stillwater within five business days after the end of every month during which a change has occurred in the information or more promptly or frequently to the extent so provided by the requirements of a central securities depository or otherwise be provided on payment of a prescribed fee charged by the registered holder of securities. Moreover, Sibanye-Stillwater may, by notice in writing, require a person who is a registered Sibanye-Stillwater Shareholder, or whom Sibanye-Stillwater knows or has reasonable cause to believe has a beneficial interest in Sibanye-Stillwater Shares, to confirm or deny whether or not such person holds the Sibanye-Stillwater Shares or a beneficial interest therein and, if the Sibanye-Stillwater Shares are held for another person, to disclose to Sibanye-Stillwater the identity of the person on whose behalf the Sibanye-Stillwater Shares are held. Sibanye-Stillwater may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice.

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
Under section 122 of the Companies Act, a Shareholder is required to notify Sibanye-Stillwater within three business days if it acquires or disposes of a beneficial interest in Sibanye-Stillwater Shares such that its shareholding amounts to or ceases to amount to a 5% multiple when measured against the issued Sibanye-Stillwater Shares at that time.
Disclosure by Sibanye-Stillwater
Under the JSE Listings Requirements and the Companies Act, as the case may be, and pursuant to the General Laws (Anti Money Laundering and Combatting the Financing of Terrorism) Amendment Act, 2022, as a public company listed on the JSE, Sibanye-Stillwater is obligated to:
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
•disclose to the South African Takeover Regulation Panel and deliver to the Sibanye-Stillwater Shareholders by means of a SENS announcement, every notification received from the Shareholders in terms of section 122 of the Companies Act, unless it relates to the disposal of any beneficial interest of less than 1% of the issued Sibanye-Stillwater Shares at that time; and
•file with the Companies and Intellectual Property Commission (CIPC), together with its annual returns, a copy of its securities register and BI Register (except to the extent there is an applicable CIPC exemption).
The BI Register is to be updated within ten business days of notification by the Shareholders. Sibanye-Stillwater will be obliged to submit a copy of the notification, applicable CoR Form and BI Register to the CIPC, who will maintain a register of the notices pursuant to section 122 of the Companies Act.
Periodic and beneficial ownership reporting under US securities laws
Under the Exchange Act, for so long as Sibanye-Stillwater continues to qualify as a “foreign private issuer”, Sibanye-Stillwater is required to publicly file with the SEC annual reports on Form 20-F within four months of the end of the financial year covered by the report. As a foreign private issuer, Sibanye-Stillwater is also required to publicly file with the SEC on Form 6-K material information that it makes or is required to make public pursuant to South African law, files or is required to file with any stock exchange on which the Sibanye-Stillwater Shares trade and which was made public by that exchange, or is otherwise distributed or required to be distributed to Shareholders.
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
Following amendments to Regulation 13D-G adopted by the SEC in October 2023, a Schedule 13D must be filed within five days after an acquisition of securities that brings the acquirer above the 5% level, and must be amended within two days of a material change in the facts disclosed in the filing. A Schedule 13G must be filed (by the Shareholder, as it is the individual responsibility of each beneficial owner of more than 5% of company shares to make the filing and not Sibanye-Stillwater’s responsibility) within 45 calendar days of the end of each calendar year, although Shareholders who did not acquire the securities with the purpose or effect of changing or influencing control of the issuer (a “passive investor”), and who is a beneficial owner of 20% or less of a relevant class of equity securities, must file within ten days of the acquisition of securities that triggers the obligation. Effective 30 September 2024, a Schedule 13G must now also be filed within 45 calendar days of the end of each quarter in which beneficial ownership exceeds 5%, except with respect to passive investors with 20% or less of a relevant class of equity securities, who must file within five days of the relevant triggering event. “Beneficial owner”, a technical term defined in Rule 13d-3 under the Exchange Act, generally encompasses not only the record owner of securities, but also any person who has the power to either direct the investment of, or exercise the power to vote, such securities. In addition, a person is deemed to be a beneficial owner of a security if he or she has the right to acquire beneficial ownership of the security, including through the exercise of an option, within 60 days.

MATERIAL CONTRACTS
The following are material contracts not entered into in the ordinary course of business that were entered into, novated or amended by Sibanye-Stillwater in the period under review.
2026 and 2029 Notes
On 16 November 2021 Stillwater Mining Company (Stillwater), as a subsidiary of Sibanye-Stillwater, issued at face value US$1.2 billion of senior notes (the 2021 Senior Notes) to an indenture dated 16 November 2021 among Sibanye-Stillwater, The Bank of New York Mellon and certain guarantors. The 2021 Senior Notes offering comprises of two tranches, US$675 million 4.000% senior notes due 2026, which bear interest at a rate of 4.000% per annum (the 2026 Notes) and US$525 million 4.500% senior notes due 2029, which bear interest at a rate of 4.500% per annum (the 2029 Notes) (together the 2026 and 2029 Notes). The 2026 and 2029 Notes are denominated in US Dollars, mature and become due and payable on 16 May 2026 and 16 November 2026, respectively. Interest is paid semi-annually in arrears. The 2026 and 2029 Notes are fully and unconditionally guaranteed, jointly and severally by Sibanye Stillwater Limited, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Sibanye Gold Proprietary Limited and Western Platinum Proprietary Limited. On 14 June 2023, Eastern Platinum Proprietary Limited and Sibanye Stillwater Sandouville Refinery acceded to the 2021 Senior Notes as additional guarantors, and on 7 August 2024, Keliber Oy and Keliber Technology Oy acceded to the 2021 Senior Notes as additional guarantors. The guarantees rank equally in right of payment to all existing and future senior debt of the guarantors.
At any time on or after 16 November 2023, in the case of the 2026 Notes, or 16 November 2025, in the case of the 2029 Notes, Stillwater may redeem all or part of the 2026 Notes or 2029 Notes by paying the relevant price (expressed as a percentage of the principal amount of the 2026 Notes or 2029 Notes plus an applicable premium) plus accrued and unpaid interest on the 2026 Notes or 2029 Notes. In addition, prior to 16 November 2023, Stillwater may have redeemed up to 35% of the original aggregate principal amount of the 2026 Notes or 2029 Notes with the net proceeds from certain equity offerings. If Sibanye-Stillwater undergoes a change of control, Sibanye-Stillwater or Stillwater will be required to make an offer to purchase each of the 2026 Notes and 2029 Notes at a purchase price equal to 101% of the principal amount of each of the Notes, plus accrued and unpaid interest to the date of purchase. In the event of certain developments affecting taxation, Stillwater may redeem all, but not less than all, of the 2026 and 2029 Notes.
Sibanye-Stillwater used the proceeds of the 2026 and 2029 Notes to redeem its US$550 million of 7.125% senior notes due 2025 (the 2025 Notes), as well as general corporate purposes, including advancing Sibanye-Stillwater’s battery metals strategy through, among other things, investments and accretive acquisitions and improving earnings diversification. For information on Sibanye-Stillwater’s 2026 and 2029 Notes, see – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.4: 2026 and 2029 Notes.
US$1 billion revolving credit facility
In April 2023, Sibanye-Stillwater announced the refinancing of its US dollar revolving credit facility (USD RCF). The USD RCF was upsized from US$600 million to US$1 billion, with options for Sibanye-Stillwater to: (i) increase the facility size by a further US$200 million; and (ii) have EUR as an optional currency. The key terms of the USD RCF, which involved a syndicate of ten international banks, include maintaining the existing financial covenants of net debt to EBITDA covenant 2.5x and EBITDA to Net Finance Charges of 4x. On 26 July 2024, an amendment was executed for an increase of certain financial covenants, most significantly that the 12-month trailing ratio of Consolidated Net Borrowings to Consolidated EBITDA shall not exceed 3.5:1 between 30 June 2024 and 30 June 2025 inclusive, 3.0:1 between 1 July 2025 to 31 December 2025 inclusive, and 2.5:1 thereafter. An additional margin bracket was added, with the US$1 billion RCF including a margin of 2.20% if over 3.0x leverage. The USD RCF matures on 6 April 2027 following approval of the first of two potential one year extensions available on request from Sibanye-Stillwater, the first extension which was executed and approved in 2024. The facility is guaranteed, jointly and severally by Sibanye Stillwater Limited, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Sibanye Gold Proprietary Limited, Stillwater Mining Company Inc., Western Platinum Proprietary Limited, Eastern Platinum Proprietary Limited and Sibanye Stillwater Sandouville Refinery. On 7 August 2024, Keliber Oy and Keliber Technology Oy acceded to the US$1 billion RCF as additional guarantors. See – Annual Financial Report – Consolidated Financial Statements – Notes to the Consolidated Financial Statements – Note 28.1 US$1 billion RCF.
R6.5 billion revolving credit facility
In November 2019, Sibanye-Stillwater entered into a R5.5 billion revolving credit facility (Rand RCF) which was due to mature on 11 November 2024 following two one-year extensions. On 16 August 2024, the Rand RCF was refinanced and upsized from R5.5 billion to R6.0 billion. The refinanced Rand RCF matures in August 2027, subject to approval of two potential further one year extensions available on request from Sibanye-Stillwater. The refinanced facility also includes the option to further increase the Rand RCF by R1 billion during the term through the inclusion of additional lenders. In December 2024 Sibanye-Stillwater executed R500 million of the accordion option resulting in an increased facility size of R6.5 billion. The facility is guaranteed, jointly and severally by Sibanye Stillwater Limited, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Sibanye Gold Proprietary Limited, Stillwater Mining Company Inc., Western Platinum Proprietary Limited and Eastern Platinum Proprietary Limited. See – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.3: R6.5 billion RCF.

US$500 million convertible bond
On 28 November 2023, Stillwater Mining Company Inc., as a subsidiary of Sibanye-Stillwater, issued US$500m convertible bonds due November 2028 (the convertible bonds) pursuant to a Trust Deed dated 28 November 2023 among Stillwater Mining Company Inc., The Bank of New York Mellon and certain guarantors. The convertible bonds bear interest at a rate of 4.250% per annum, and are convertible into new and/or existing shares of Sibanye-Stillwater (Convertible Bonds). On 28 May 2024 shareholders approved of the issuance of the shares required terminating the Convertible Bond holders option to receive a cash amount equal to the value of the underlying ordinary shares. The convertible bonds are fully and unconditionally guaranteed, jointly and severally by Sibanye Stillwater Limited, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Sibanye Gold Proprietary Limited, Western Platinum Proprietary Limited and Eastern Platinum Proprietary Limited. The proceeds of the convertible bond was used to preserving the balance sheet for funding existing operations and projects through a lower commodity price environment and was also applied to funding the Reldan acquisition,. See – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.5: US$ Convertible Bond.
€500 million green loan financing facility
On 22 August 2024, Sibanye-Stillwater executed a €500 million green loan financing facility (the Green Loan) through its subsidiary Keliber Technology Oy in connection with the Keliber lithium project. The Green Loan proceeds are used for the capital expenditure funding for the construction and development of its lithium mining, processing, and refining facilities in Kaustinen, Kronoby, and Kokkola.
The Green Loan comprises a €250 million Export Credit Agency (ECA) guaranteed tranche financed by banks, a €150 million tranche from the European Investment Bank (EIB), and a €100 million syndicated commercial bank tranche. Finnvera, the Finnish state-owned ECA, guarantees 80% of the €250 million ECA tranche. The EIB’s €150 million financing supports the green transition in Europe and regional development, marking its first support for mining critical raw materials in the EU. The Green Loan is governed by a "Green Financing Framework" in alignment with the Loan Market Association’s 2023 Green Loan Principles and has received a "Medium Green" classification from S&P Global Ratings.
The Green Loan has an amortising repayment profile tied to the project's cash flows, with ultimate maturities of 7 to 8 years. It carries a variable interest rate linked to EURIBOR with a competitive margin. The borrower is Keliber Technology Oy, and the facilities are fully and unconditionally guaranteed, jointly and severally, by Sibanye Stillwater Limited, Stillwater Mining Company, Sibanye Gold Pty Ltd, Sibanye Rustenburg Platinum Mines Pty Ltd, Kroondal Operations Pty Ltd, Eastern Platinum Pty Ltd, Western Platinum Pty Ltd, Sibanye Stillwater’s Sandouville Refinery SAS, and Keliber Oy. See – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.7: Keliber loan facilties.
US$500 million streaming agreement with Franco-Nevada
On 28 February 2025, Sibanye-Stillwater completed a US$500 million streaming agreement with Franco-Nevada (Barbados) Corporation, a wholly-owned subsidiary of Franco-Nevada Corporation (Franco-Nevada) in exchange for the sale of gold and platinum streams with reference to the Marikana, Kroondal and Rustenburg operations.
Under the terms of the agreement, Sibanye-Stillwater received an upfront cash payment of US$500 million on 28 February 2025 in exchange for the future delivery of gold and platinum, as follow: (1) Gold ounces equal to 1.1% of 4E PGM oz contained in concentrate produced until delivery of 87,500 oz of gold. Thereafter, gold ounces equal to 0.75% of 4E PGM oz contained in concentrate produced will be delivered until the delivery of 237,000 oz of gold. Thereafter, 80% of the gold contained in concentrate for the remaining life of mine will be delivered; (2) Platinum ounces equal to 1.0% of platinum contained in concentrate produced until delivery of 48,000 oz of platinum. Thereafter, 2.1% of platinum contained in concentrate produced will be delivered until a total delivery of 294,000 oz of platinum, whereafter the platinum stream will end.
Sibanye-Stillwater will receive a production payment equal to 5% per ounce of the spot gold price on the date of each gold delivery until the delivery of 237,000 oz of gold, which will increase to 10% of the spot gold price thereafter. A production payment equal to 5% of the spot platinum price on the date of each platinum delivery will also be paid by Franco-Nevada until the end of the platinum stream. The production payment may change depending on certain scenarios, and Sibanye-Stillwater may elect to substitute platinum deliveries with gold ounces and vice versa. See – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 41.1: Franco-Nevada Stream.
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
In fiscal 2024, BNYM paid US$1.6 million to Sibanye-Stillwater as reimbursement for costs incurred over the year in connection with the ADS program.
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

US Holders
As of 31 March 2025, 845record holders of Sibanye-Stillwater’s ordinary shares, holding an aggregate of 1,060,582,796ordinary shares 37.5%, including shares underlying Sibanye-Stillwater’s ADSs, were listed as having addresses in the United States.

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
Withholding tax on dividends
Withholding tax on dividends applies to dividends declared by South African resident companies to shareholders, including non-resident shareholders or non-resident ADS holders at a rate of 20%. Generally, under the terms of the double tax treaty entered into between South Africa and the United States (the Treaty) the tax charged on dividends may not exceed 5% of the gross amount of the dividends if the beneficial owner of the shares, being a resident of the United States, is a company holding directly at least 10% of the voting stock of the company paying the dividends and 15% of the gross amount of the dividends in all other cases, provided certain qualifying requirements in terms of the Treaty are met. Further, making payment of the net dividend by applying a rate of withholding tax less the statutory rate is subject to the beneficial owner of the dividends making certain declarations and undertakings and providing same to the company or regulated intermediary making payment of the dividend.
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
The effective tax rate at which capital gains tax is levied depends on the nature of the taxpayer and applies to the capital gain realised on disposal. For example, a company’s effective rate will be 21.6% for years of assessment ending on or after 31 March 2023 (22.4% prior to that date). Where the non-resident shareholder is subject to capital gains tax in South Africa as envisaged above and disposes of the shares, the purchaser of the ordinary shares or ADSs will be obliged to withhold, unless the amounts payable by the purchaser to or for the benefit of the seller in aggregate do not exceed R2 million, a percentage (between 7.5% and 15%, depending on the nature of the seller) of the purchase consideration for the ordinary shares or ADSs payable to the non-resident shareholders and pay such amount over to the South African Revenue Service within 14 days where the purchaser is a South African resident or within 28 days where the purchaser is a non-resident. Where a double tax treaty applies, this could potentially reduce the South African capital gains tax, or deny South Africa the taxing rights, on such income, depending on the wording of the relevant double tax treaty. If the statutory amount to be withheld proves to be excessive as compared to the amount of capital gains tax which will arise, the non-resident seller may request a directive from the South African Revenue Service to have a lower amount withheld.
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
South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from South Africa (other than to countries which fall within the Common Monetary Area (CMA) consisting of South Africa, Namibia, Lesotho and Eswatini). The Exchange Control Regulations, which are administered by the Financial Surveillance Department of the SARB, regulate international transactions involving South African residents, including companies that are incorporated or registered as external companies in South Africa.
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
Taxation of dividends
Distributions paid out of Sibanye-Stillwater’s current or accumulated earnings and profits (as determined for US federal income tax purposes), before reduction for any South African withholding tax paid by Sibanye-Stillwater with respect thereto, will generally be taxable to you as non-US source dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed Sibanye-Stillwater’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with US federal income tax accounting principles. You should therefore assume that any distribution by us with respect to the shares will be reported as ordinary dividend income. You should consult your own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from us.

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
For US federal income tax purposes, the amount of any dividend paid in Rand will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by you (in the case of ordinary shares) or the Depositary (in the case of ADSs), regardless of whether they are converted into US dollars at that time. If you or the Depositary, as the case may be, convert dividends received in Rand into US dollars on the day they are received, you generally will not be required to recognise foreign currency gain or loss in respect of this dividend income.
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
To the extent you incur Securities Transfer Tax in connection with a transfer or withdrawal of ordinary shares as described under – Certain South African Tax Considerations – Securities Transfer Tax above, such securities transfer tax will not be a creditable tax for US foreign tax credit purposes. You should consult your tax adviser regarding the proper U.S. federal income tax treatment of any Securities Transfer Tax in your particular circumstances.
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
Sibanye-Stillwater has appointed Rand Refinery Proprietary Limited (Rand Refinery) to refine all of Sibanye-Stillwater’s South African-produced gold. Rand Refinery is a private company in which Sibanye-Stillwater together with its subsidiary DRDGOLD Limited holds an effective 44.4% interest, with the remaining interests held by other South African gold producers. Sibanye-Stillwater’s treasury department then sells the gold at a price benchmarked against the London morning or afternoon price fixing. Two business days after the sale of gold, Sibanye-Stillwater receives a payment in US dollars equal to the value of the gold as calculated at the price set by the London price fixing at the time of the sale. Rand Refinery then invoices Sibanye-Stillwater for the refining charges. For details on the transactions and balances between Sibanye-Stillwater and Rand Refinery for the fiscal years ended 31 December 2024, 2023 and 2022, see – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 39 Related-party transactions. For the period between 1 January 2025 and 31 March 2025, the following are the transactions and balances between Sibanye-Stillwater and Rand Refinery: Sibanye-Stillwater did not receive any dividends or interest income, Sibanye-Stillwater had R226 million sales of gold and Sibanye-Stillwater incurred R10 million in refining fees. As of 31 March 2025, Sibanye-Stillwater had R7 million of trade payables relating to Rand Refinery. Rand Refinery is accredited by the London Bullion Market Association (LBMA) and maintains Good Delivery status.
Sibanye-Stillwater’s US PGM operations and US PGM recycling business make use of a single company for all of its precious metals refining services, and all of the US PGM operations’ current mined palladium and platinum is committed for sale to such company.
This significant concentration of business with a single company could leave the US PGM operations without precious metal refining services should such company experience significant financial or operating difficulties during the contract period. Under such circumstances, it is not clear that sufficient alternative processing capacity would be available to cover the US PGM operations’ requirements, nor that the terms of any such alternate processing arrangements as might be available would be financially acceptable to the US PGM operations. [See – Risk Factors – Risks related to Earnings Delivery – For its PGMs mined in the United States, Sibanye-Stillwater’s tolling and sales arrangement concentrate all its final refining activity and all PGM sales from mine production with one entity.
Sibanye-Stillwater’s Reldan US operations process and refine a range of precious metals recovered from scrap jewelry, industrial waste, and electronic scrap. These materials are transformed into various low- and high-grade precious metal products. High-grade metals are refined to 99.9% purity through chemical purification, then cast into ingots or bars and supplied to leading refiners worldwide. Lower-grade materials are sent to major copper smelters for further processing.
While the disclosure of refining partners for recycled gold is voluntary, Sibanye-Stillwater Reldan is committed to transparency. During 2024, Sibanye-Stillwater Reldan worked with 15 third-party refiners for gold refining, all of whom maintain Good Delivery status with the LBMA or are accredited by the London Platinum and Palladium Market (LPPM) or are recognised members of the Responsible Minerals Initiative (RMI).
Concentrate from the Kroondal and Platinum mile PGM operations are purchased by Anglo American Platinum. 4E PGMs from the Rustenburg operations and from the Kroondal operations with effect from 1 September 2024, respectively are toll refined by Anglo American Platinum and returned to Sibanye-Stillwater for sale. Refined PGMs are sold directly to customers (4E from Rustenburg and 6E from Marikana) with International Commercial Terms (Incoterms) varying based on specific customer requirements. Payments are received in US dollars, and payment terms vary depending on the nature of the sale and a customer’s credit rating and range from pre-payment up to four days from delivery.
Historically, Sibanye-Stillwater’s Sandouville refinery sold the majority of its nickel metal to a third party international mining company. From fiscal 2023, the nickel metal processed at the Sandouville refinery is being sold to end user customers, including catalyst producers and plating product distributors. In fiscal 2024, the nickel metal processed at the Sandouville refinery was also sold to a trader.
Zinc concentrate from Century is sold either through traders or directly to smelters in Australia, South Korea and China for treatment into a refined 99.995% zinc metal, ready for sale to end users. The main sources of demand for zinc are for use as a coating to protect iron and steel from corrosion (galvanised metal), as alloying metal to make bronze and brass, as zinc-based die casting alloy and as rolled zinc.

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
The NYSE Listings Standards require US-listed companies to have an audit committee composed entirely of independent directors. The Companies Act requires that the Audit Committee members be approved by shareholders on an annual basis at a company’s annual general meeting. The Companies Act and the JSE Listings Requirements also require an audit committee composed entirely of independent directors. Sibanye-Stillwater has appointed an Audit Committee, currently comprised of six Board members, all of whom are independent non-executive, as defined under the Companies Act and the JSE Listings Requirements.
The Companies Act and the JSE Listings Requirements require the appointment of a Social and Ethics Committee. Sibanye-Stillwater has appointed a Social Ethics and Sustainability Committee, currently comprised of eight independent non-executive directors.
Sibanye-Stillwater Information and Securities Transactions Policy
Sibanye-Stillwater has adopted the Sibanye-Stillwater Information and Securities Transactions Policy which sets out requirements in relation to dealings in Sibanye-Stillwater securities by directors, prescribed officers, employees and contractors of the Sibanye-Stillwater Group and anyone else acting on Sibanye-Stillwater's behalf in any jurisdiction. The Information and Securities Transactions Policy is designed to ensure compliance with applicable insider trading and market abuse regulations.

Cybersecurity
Cyber response strategy
Following the cyber-attack detected in July 2024, the Group enhanced its cyber response strategy which was presented to the Audit Committee, showcasing the Group’s defences against cyber threats. This strategy reflects a proactive approach to safeguarding our digital infrastructure. Recognising the ever-evolving nature of cybersecurity challenges, our strategy incorporates robust measures to detect, respond to, and where required disclose cyber incidents.
The Group's cybersecurity strategy and approach includes:
•Mitigation of risks and vulnerabilities through performance of risk assessments to identify and assess potential cyber risks. The cyber and IT risks is incorporated into the Group’s strategic risk register which forms part of the Group’s risk management process
•Ensuring standards and compliance through development and implementation of comprehensive Information Security Management System policies such as the Information and Communication Technology (ICT) Code of conduct, Information security, Vulnerability, Backup and ICT disaster recovery policies, in alignment to international standards on ICT security
•Responding to cybersecurity incidents through Intrusion detection and prevention by implementation of industry best practice technologies to protect our network Fostering a cyber awareness culture through conducting security awareness training by continuously educating and creating awareness amongst users with an equal responsibility with respect to cybersecurity
•Defense-in-depth security through regular backup of critical data and testing restoration
•To protect against cyber threats, the Group employs various layers of security protection which includes the human layer, perimeter, network, endpoint, application and data security layers to protect mission critical assets
•The Group follows a business impact assessment process (BIA) to ensure that ICT has visibility of business critical systems which are supported by ICT
Cybersecurity response plan
The Group’s cybersecurity response plan is defined in three steps which includes internal control, external reliance, and increased audit frequency.
Cyber breach incident response and process
The Group’s cybersecurity response plan is defined in three steps which includes internal control, external reliance, and increased audit frequency.
To assist with any cyber breach incidents Sibanye-Stillwater has engaged the services of an external consultant for an on-demand cyber incident response service providing technical support and expertise when required. This external consultant is experienced in incident investigation, response, containment and has access to world-leading incident response support. Sibanye-Stillwater has incorporated terms and conditions around privacy, confidentiality, integrity and availability of information into the agreements of third parties. All third parties are notified of their responsibility to report any security incidents to the Sibanye-Stillwater relationship manager. The relationship manager will then follow the internal incident and response procedure.
The cyber breach internal response process comprises the following:
Assess and contain
•Triage by performing an internal impact assessment and categorisation. Based on the severity and complexity, the external contracted security company might be contacted
•Contacting key individuals including but not limited to the CFO, VP Group ICT and management from the affected business area head of department (HOD)
•Core response process triggered through confirmation of alert level and incident categorisation
Core response
•Incident management team oversee, communicate and engage support
•Capture and analyse data using the contracted external security consultant
•Assess materially of the of the cyber breach and potential impact with limited stakeholders
•If the breach is determined to be material an assessment is then escalated to an extended team
•The extended team includes VP Group ICT, Manager ICT: Infrastructure, Unit Manager Security, Manager ICT: Information Management, Senior Manager SOX Ethics and Policies, Compliance Manager, Manager Financial Reporting, Manager Risk and Insurance, VP Protection Services, VP Investor Relations and other relevant party that can add value to the process to be determined on a case by case basis
•A disclosure assessment is performed using evaluation criteria in line with Sibanye-Stillwater's regulatory requirements. Relevant disclosures are prepared as required

•Review solution and remediation steps considering all potentially impacted areas
•Contain/mitigate the threat by remediation through fully removing or closing the incident and confirming successful remediation or recover if required
Close out and review
•Close out and review the incident logged
•For each incident being closed out, we consider whether the cybersecurity incident has materially affected or is reasonably likely to materially affect the business strategy, operations, or financial condition and update the risk assessment and strategic register as required
Management oversight of cybersecurity risk and incidents
The Sibanye-Stillwater management team responsible for cybersecurity has extensive experience in all areas required to maintain an effective and safe ICT landscape. ICT team members responsible continuously engage in seminars, security forums and security briefs to ensure we remain up to date with industry developments. The VP group ICT reports the Cybersecurity strategy and posture directly to the Audit Committee. Members of the ICT team have undergone formal training and certification of auditor on ISO27001:2013 with the 2022 version transition.
Management have created a cybersecurity strategy which involves leveraging several technologies, processes, skill sets, and risk mitigation products to manage the cyber risk holistically. Preventative and detective security measures are in place to reduce the risk of an incident occurring and causing business disruptions. Disaster recovery processes are in place and tested annually to ensure the continuity of business systems.
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
Management reviews cyber risks in several forums as part of the Group ICT Risk Management process. Whilst the risk of a cybersecurity incident event cannot be fully mitigated, Sibanye-Stillwater has taken further measures to receive technical, legal, and forensic support should a significant incident occur.
Governance
The Board and Audit committee oversee the ICT governance in Sibanye-Stillwater. The Board and Audit Committee delegate responsibility for the implementation of an ICT Governance framework to the Vice President Group ICT who is held accountable for the effectiveness of the cybersecurity programme and strategy. The Audit committee is informed quarterly about any change in cybersecurity risks or upon recognition of any material cybersecurity incident which may need to be reported.
Training
Sibanye-Stillwater launched a #CyberSafe platform, designed to instil a culture of cybersecurity awareness throughout the company. The Group has also partnered with a global company called KnowBe4, the world’s largest integrated Security Awareness Training and Simulated Phishing platform. Employee training in cybersecurity is compulsory, and the risk scores of employees is shared with their head of department and team leaders. Sibanye-Stillwater has an incident response process in place should an employee notice any cybersecurity related events.
Data classification and leakage prevention
The implementation of a content management platform (includes data classification and automated labelling) has achieved significant milestones, including configuring the auto-labelling and classification functionalities for documents within the Group's environment.
Sibanye-Stillwater enlisted third-party experts to scan the Group's environment to gain insights into the various types of data present, evaluate the application of data retention policies to documents, and pinpoint the location of personally identifiable information within the environment. Sibanye-Stillwater analysed the findings and considered the Group's options for data loss prevention (DLP).
Sibanye-Stillwater intends to enhance the Group's DLP policies to adapt to evolving risks and emerging threats. Management believes that these ongoing efforts, coupled with the utilisation of a robust content management features and the proactive strategies of data classification and automated labelling, have led to improved content management efficiency, heightened data protection capabilities, and increased adherence to data governance policies.
Cyberattack event
While there have been no material cybersecurity incidents that have affected Sibanye-Stillwater for the period covered by this annual report, on 8 July 2024, Sibanye-Stillwater experienced a cyberattack targeting its global ICT infrastructure. The attack posed a threat to business continuity and data integrity. While the cybersecurity attack had limited impact on the Group’s core operations, the incident caused temporary system outages, which resulted in the implementation of back-up manual processes on certain systems.
As a result, certain operations, including the Columbus metallurgical complex at the US PGM operations, experienced short-term operational delays. As a result of the attack, an unauthorised party gained access to business information and personal information mainly related to current and former employees. The Group provided notice to impacted individuals and to regulatory agencies as required by U.S. federal and state law. Impacted individuals were offered complimentary credit monitoring and identity restoration services.
While Sibanye-Stillwater delayed the publication of its operating and financial results for the first half of fiscal 2024, no material losses were recognised in connection with the incident. Through proactive measures and a timely response by the ICT Security team, with oversight and involvement from Sibanye-Stillwater’s Audit Committee and internal audit function, the Group mitigated the immediate risks and took the opportunity to initiate long-term enhancements in its cybersecurity posture. While the Group continues to monitor the impact of this incident, including other potential liabilities and pending class action litigation, Sibanye-Stillwater does not currently believe this incident or the pending litigation will have a material adverse effect on our business, operations, or financial results.
In Sibanye-Stillwater's ongoing efforts to strengthen and enhance our cybersecurity maturity, the Group maintained its ISO 27001 accreditation for its South Africa region and successfully transitioned to the 2022 version of the standard. The Group's strategy includes expanding its ISO 27001 accreditation to additional regions. Furthermore, Sibanye-Stillwater has been proactive in data management, data classification, and preparing for potential threats across all regions. Sibanye-Stillwater has procured tools for personal information identification and managed threat hunting, enhancing the Group's ability to detect and mitigate threats.
Post-cyberattack, there has been a notable cultural shift within the organisation, with increased awareness of cybersecurity among employees. This focus is reflected in improved metrics on phishing susceptibility, which decreased significantly across our operations. Systems that were unaffected by the cyber event were successfully restored with no data loss.
Systems that were impacted were restored from the last accessible and available restore point. Importantly, critical ERP systems were not impacted by any data loss during this event; and their data integrity was maintained throughout the recovery process.
In September 2024, the Group conducted a SAPA (Security Awareness Proficiency Assessment). SAPA is a tool provided by KnowBe4 to measure an organisation's security awareness proficiency. Results revealed a significant improvement across all seven categories when comparing the initial assessment conducted in October 2023.
This positive shift highlights the impact of Sibanye-Stillwater's #CyberSafe programme in raising cyber awareness within the organisation, around threats such as phishing, social engineering, and malware. Post-incident, several strategic interventions were undertaken to further bolster security defences and address vulnerabilities exposed during the attack.

ITEM 15: CONTROLS AND PROCEDURES
(a) Evaluation of Disclosure Controls and Procedures
Sibanye-Stillwater has carried out an evaluation, under the supervision and with the participation of management, including the CEO and CFO of Sibanye-Stillwater, of the effectiveness of the design and operation of Sibanye-Stillwater’s disclosure controls and procedures (as defined in Exchange Act Rule 13a - 15(e)) as of the end of the period covered by this annual report.
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
Based upon that evaluation, Sibanye-Stillwater’s CEO and CFO concluded that, as of 31 December 2024, considering the material weaknesses in internal control over financial reporting described below under Item 15(b), Sibanye-Stillwater’s disclosure controls and procedures were not effective.
However, the material weaknesses did not result in any misstatement in respect of the consolidated financial statements included in this Annual Report on Form 20-F.
Notwithstanding such material weaknesses in internal control over financial reporting, our management, including our CEO and CFO, has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of our operations and our cash flows for the periods presented in this Annual Report, in conformity with International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB).
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
Sibanye-Stillwater acquired Reldan Group of Companies (Reldan) on 15 March 2024 by acquiring 100% of the shares and voting interest. Reldan is a recycling group which reprocesses various waste streams to recycle precious metals and is based in Pennsylvania, USA. Management has excluded from its assessment of internal control over financial reporting as of 31 December 2024, Reldan’s internal control over financial reporting associated with 1.1% of consolidated total assets and 5.6% and 0.9% of consolidated revenues and loss for the year, respectively, included in the consolidated financial statements as of and for the year ended 31 December 2024.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
Sibanye-Stillwater’s management, under the supervision and with the participation of its CEO and CFO, assessed the effectiveness of its internal control over financial reporting as of 31 December 2024. In making this assessment, Sibanye-Stillwater’s management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway

Commission (COSO). Based upon this assessment, and using those criteria, considering the material weaknesses described below, Sibanye-Stillwater’s management has concluded that the Company’s internal control over financial reporting was not effective as of 31 December 2024.
Material weakness and status of remediation efforts
Management, as of 31 December 2023, identified a material weakness in internal control over financial reporting due to design and operating deficiencies which resulted from insufficient evidence of management review and performance of control procedures, including the level of precision in the execution of controls and procedures to ascertain completeness and accuracy of information produced by the company (“IPC”). These deficiencies impacted cash and cash equivalents in the South African region, platinum group metals (“PGM”) inventory at Stillwater Mining Company, and certain inventory in process at Western Platinum Proprietary Limited.
During the year, management finalised the remediation plan described in the prior year and began implementation thereof. The plan included a focus on review procedures over IPC and enhancement to the precision of management review documentation. As a result of these efforts, and testing thereof, management have concluded that the aspect of the material weakness impacting cash and cash equivalents has been remediated in the current period.
Management has also concluded that, whilst progress has been made on remediation efforts related to PGM inventory at Stillwater Mining Company and the inventory in process at Western Platinum Proprietary Limited, further remediation of the material weakness is still required.
Newly identified material weakness with respect to Information Technology General Controls (“ITGC”) in the South African region
Management further identified control deficiencies in the Southern African region relating to the management of user access in the company’s ITGC environment, and controls relying on these related systems, which in the aggregate, constituted a material weakness as of 31 December 2024. These aggregated deficiencies specifically relate to:
•insufficient monitoring of user access controls that restrict user and privileged access to key Information Technology ("IT") applications within the ERP system, business supporting systems and related data to appropriate company personnel.
•insufficient monitoring of access management to the Active Directory network layer that provides centralized authentication and authorization of users to the environment.
Management has concluded that key IT applications in the Southern African region were found to have controls which were not adequately designed and executed to a sufficient level of detail and supporting evidence of review conclusions were not consistently retained.
Management continues the remediation efforts in respect of the level of precision present in the documentation supporting management’s review of controls relating to platinum group metals inventory at Western Platinum Proprietary Limited and Stillwater Mining Company. These efforts are ongoing and planned for finalization in 2025 to remediate this material weakness.
Management plans to implement remedial measures to address the material weaknesses relating to ITGC, including but not limited to investigating and evaluating the employee termination process in the Southern African region, extending Single Sign-On capabilities to additional applications, finalise the restructuring of the IT security model and engage in training initiatives with control owners and re-emphasising the importance of retaining sufficient evidence of a high standard and quality to support the conclusions of controls executed.
The Company’s management believes that the measures above, as well as other measures that may be implemented, will remediate each of these material weaknesses. However, the material weaknesses will not be considered remediated until the remediation plan has been implemented to a sufficient degree for management to conclude, through testing, that the controls are designed, implemented and operating effectively to provide reasonable assurance that a material misstatement to the consolidated financial statements would be prevented, or detected and corrected. Management will continue to monitor the effectiveness of the remedial measures in their future assessments of the effectiveness of internal control over financial reporting and disclosure controls and procedures, and will make necessary changes to the design of the remedial plan and take other actions that is deemed appropriate given the circumstances.
(c) Attestation Report of the Registered Public Accounting Firm
Ernst & Young Incorporated (EY Inc.), an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an adverse opinion on the effectiveness of Sibanye-Stillwater’s internal control over financial reporting as of 31 December 2024.
See –Annual Financial Report – Report of independent registered public accounting firm.
(d) Changes in Internal Control Over Financial Reporting
Except for (1) the remediation of the portion of the material weakness reported in our annual report on Form 20-F for the year ended 31 December 2023 to the extent it impacted cash and cash equivalents in the South African region; and (2) the material weakness identified in the year ended 31 December 2024 relating to ineffective ITGC in respect of user access control in the South African region as discussed under Item 15(b), there has been no changes in Sibanye-Stillwater's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during fiscal 2024 that has materially affected, or is reasonably likely to materially affect, Sibanye-Stillwater's internal control over financial reporting.

ITEM 16F: CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On 19 December 2024, the Board of Directors of Sibanye-Stillwater, following a recommendation from the Audit Committee, on completion of a formal tender process to appoint an independent registered public accounting firm, appointed BDO South Africa Inc. (BDO) as the Group’s independent registered public accounting firm for the financial year ending 31 December 2025 (subject to shareholder approval). Ernst & Young Inc. (EY) will resign as the independent registered public accounting firm of Sibanye-Stillwater on conclusion of its responsibilities relating to the 31 December 2024 financial year audit.
The audit reports of EY on the consolidated financial statements of Sibanye-Stillwater as of and for the fiscal years ended 31 December 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.
During the Group’s fiscal years ended 31 December 2024, and 2023, there were (i) no disagreements between Sibanye-Stillwater and EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EY, would have caused EY to make reference to the subject matter of the disagreements in its audit reports as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto); and (ii) no “reportable events”as defined in Item 16F(a)(1)(v) of Form 20-F, except as it relates to the identification of material weaknesses in internal control over financial reporting as disclosed in Item 15(b) of this report and Item 15(b) of the Company’s 2023 Annual Report on Form 20-F.
During each of the years ended 31 December 2024, and 2023, neither the Company nor anyone on behalf of the Company has consulted with BDO regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that BDO concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issues, (ii) any matter that was the subject of disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.
Sibanye-Stillwater has provided the foregoing disclosure to EY and has requested EY to provide it with a letter addressed to the Securities and Exchange Commission stating whether EY agrees with the statements contained above. A copy of the letter from EY, dated 25 April 2025, to the Securities and Exchange Commission is filed as Exhibit 15.1 to this Annual Report on Form 20-F.

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
4.1
Revolving Credit Facility Agreement between Sibanye-Stillwater, the subsidiaries of Sibanye-Stillwater listed in schedule 1 as original borrowers, the subsidiaries of Sibanye-Stillwater listed in Schedule 1 as original guarantors, Nedbank Limited (acting through its Nedbank Corporate and Investment Banking Division, ABSA Bank Limited (acting through its Corporate and Investment Banking Division), FirstRand Bank Limited (acting through its Rand Merchant Bank Division), Absa Bank Limited (acting through its Corporate and Investment Banking Division), The Standard Bank of South Africa Limited (acting through its Corporate and Investment Banking Division), and the financial institutions listed in part 2 of schedule 1 as lenders, dated 14 August 2024 (incorporated by reference to Exhibit 4.1 to the Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 25 April 2025)

4.2
Accordion Increase Confirmation from The Bank of China Limited (Johannesburg Branch), as the accordion increase lender to Sibanye-Stillwater, and Nedbank Limited (acting through its Nedbank Corporate and Investment Banking division), dated 6 December 2024 (incorporated by reference to Exhibit 4.1 to the Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 25 April 2025)

4.3
Indenture, with respect to 4.000% Senior Notes due 2026 and 4.500% Senior Notes due 2029, among Stillwater Mining Company, as issuer, Sibanye Gold Limited as guarantor, the other guarantors party thereto and The Bank Of New York Mellon, London Branch, as Trustee, dated 16 November 2021(incorporated by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 22 April 2022)

4.4
Amended and Restated Revolving Facility Agreement between Sibanye-Stillwater, the subsidiaries of Sibanye-Stillwater listed in part 1 of schedule 1 as original borrowers, the subsidiaries of Sibanye-Stillwater listed in part 2 of schedule 1 as original guarantors, Citibank, N.A., London Branch and Royal Bank of Canada as co-ordinators and mandated lead arrangers, the financial institutions listed in part 3 of schedule 1 as lenders, Absa Bank Limited (acting through its corporate and investment banking division) as agent and Citibank, N.A., London Branch as sustainability coordinator, dated 26 July 2024 (incorporated by reference to Exhibit 4.4 to the Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 25 April 2025)

4.5
Trust Deed among Sibanye Mining Company, as issuer, Sibanye Stillwater Limited, Eastern Platinum Proprietary Limited, Kroondal Platinum Proprietary Limited, Sibanye Gold Proprietary Limited, Sibanye Rustenburg Platinum Proprietary Mines Limited and Western Platinum Proprietary Limited as guarantors; and BNY Mellon Corporate Trustee Services Limited, as trustee, dated 28 November 2023 in relation to the Convertible Bonds (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 26 April 2024)

4.6
EUR100 million facility agreement between Keliber Technology Oy, as borrower, Sibanye-Stillwater, as parent, the companies listed in Part I of Schedule I, as original guarantors, Bank of America Europe Designated Activity Company and Natixis, as co-ordinators, the Financial Institutions listed in Part 2 of Schedule, as lenders, Natixis, as agent, and Bank of America Europe Designated Activity Company as green loan coordinator, dated 20 August 2024 (incorporated by reference to Exhibit 4.6 to the Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 25 April 2025)

4.7
EUR250 million facility agreement between Keliber Technology Oy, as borrower, Sibanye-Stillwater, as parent, the companies listed in Part I of Schedule I, as original guarantors, Bank of America Europe Designated Activity Company and Natixis, as co-ordinators, the Financial Institutions listed in Part 2 of Schedule, as lenders, Natixis, as agent, and Bank of America Europe Designated Activity Company as green loan coordinator, dated 20 August 2024 (incorporated by reference to Exhibit 4.7 to the Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 25 April 2025)

4.8
EUR150 million facility agreement between the European Investment Bank, Keliber Technology Oy, as borrower, Sibanye-Stillwater, as parent, and the companies listed in Schedule I, as original guarantors, dated 20 August 2024 (incorporated by reference to Exhibit 4.8 to the Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 25 April 2025)

4.9†
Purchase and sale agreement (Gold and Platinum) among Franco-Nevada (Barbados) Corporation, Sibanye-Stillwater, Western Platinum Proprietary Limited, Eastern Platinum Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Kroondal Operations Proprietary Limited, Sibanye Platinum Proprietary Limited, Sibanye Platinum Bermuda Proprietary Limited and Rustenburg Eastern Operations Proprietary Limited, dated 18 December 2024 (incorporated by reference to Exhibit 4.9 to the Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 25 April 2025)†

8.1	List of subsidiaries of the registrant
11.1	Information and securities transaction policy
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer
15.1	Letter from Ernst & Young Inc. Regarding Change in Certifying Accountant
16.1	Mine Safety Disclosures
96.1
Technical Report Summary of US PGM operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.1 to the report on Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 25 April 2025)

96.2
Technical Report Summary of Marikana operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.2 to the report on Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 22 April 2022)

96.3
Technical Report Summary of Rustenburg operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.3 to the report on Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 22 April 2022)

96.4
Technical Report Summary of Kroondal operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.4 to the report on Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 26 April 2024)

96.5
Technical Report Summary of Kloof operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.5 to the report on Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 24 April 2024)

96.6
Technical Report Summary of Driefontein operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.6 to the report on Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 22 April 2022)

96.7
Technical Report Summary of Keliber lithium project (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.7 to the report on Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 25 April 2025)

97.1
Recovery policy relating to the clawback of compensation erroneously awarded as a result of an accounting restatement (incorporated by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 26 April 2024)

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
† Confidential treatment has been requested over certain parts of this exhibit. Portions of this exhibit have been redacted in compliance with Item 601(a)(6) and Item 601(b)(10) of Regulation S-K. Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to supplementally furnish copies of any omitted schedules to the SEC upon request.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SIBANYE STILLWATER LIMITED

/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer
Date:	25 April 2025