Form 20-F
period 2025-12-31
Sibanye Stillwater Ltd
filed 2026-04-24
CIK 1786909

As filed with the Securities and Exchange Commission on 24 April 2026
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2025
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
20 Ropemaker Street
London EC2Y 9AR
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
//ii
FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F Caption	Location in this document	Page
1	Identity of directors, senior management and advisers	NA	NA
2	Offer statistics and expected timetable	NA	NA
3	Key information
	(1)Reserved	NA	NA
	(2)Capitalisation and indebtedness	NA	NA
	(c)Reasons for the offer and use of proceeds	NA	NA
	(4)Risk factors	Additional information—Risk factors	1
4	Information on the Company
	(1)History and development of the Company	Additional information—Memorandum of incorporation—General	65
		Annual Financial Report—Administration and Corporate Information	AFR 173
		Integrated Report—About Sibanye-Stillwater and our leadership—Chairman and Chief Executive Officer’s review	IR 16
		Integrated Report—Performance and strategy—Maintaining a profitable business and optimising capital allocation—Chief Financial Officer’s report	IR 25

Integrated Report—Performance and strategy—Chief Financial Officer’s report—Maintaining a profitable business and optimising capital allocation
—Summary of the annual financial statements—Capital expenditure
IR 28
		Integrated Report—Chairman and Chief Executive Officer's review— Operating context and our refreshed strategy	IR 21
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance—Capital expenditure	AFR 18
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources	AFR 34
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 16: Acquisitions	AFR 110
		Integrated Report—Performance and strategy—How we create value: Our business model	IR 12
		Presentation of Financial and Other Information—Significant capital expenditures and divestitures	ix
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Ability to generate and obtain adequate cash to meet its funding requirements	AFR 38
		Annual Financial Report—Shareholder information	AFR 170
		Additional information—Documents on display	80
	(2)Business overview	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements	AFR 8
		Integrated Report—About Sibanye-Stillwater and our leadership—About Sibanye-Stillwater	IR 4
		Annual Financial Report—Four-year financial performance	AFR 2
		Integrated Report—Performance and strategy—Maintaining a profitable business and optimising capital allocation—Chief Financial Officer’s report— 2025 – A brief overview	IR 26
		Integrated Report—Performance and strategy—How we create value: Our business model	IR 12

	Integrated Report—Performance and strategy—Maintaining a profitable business and optimising capital allocation—Chief Financial Officer’s report— Focus areas – 2026—Metal prices	IR 29
	Integrated Reports—About Sibanye-Stillwater and our leadership— Chairman's and Chief Executive Officer's review—Mineral resources and	IR 17
	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance—Commodity prices	AFR 11
	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Introduction	AFR 8
	Integrated Report—About Sibanye-Stillwater and our leadership— Chairman’s and Chief Executive Officer’s review	IR 16
	Additional Information—Environmental and regulatory matters	45
	Additional information—Refining and marketing	81
	Integrated Report—About Sibanye-Stillwater and our leadership— Chairman's and Chief Executive Officer's review—Operational and	IR 16
	Integrated Report—About Sibanye-Stillwater and our leadership—Corporate governance—Ethical leadership and compliance	IR 56
(3)Organisational structure	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.3: Consolidation	AFR 62
(4)Property, plant and equipment	Integrated Report—About Sibanye-Stillwater and our leadership— Chairman's and Chief Executive Officer's review—Shared value to all	IR 20
	Additional Information—Environmental and regulatory matters	45
	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 14: Property, plant and equipment	AFR 103
	Mineral Resources and Reserves Report—Our business—Group summary of mining properties—Encumbrances	R&R 8
Summary Disclosure (Item 1304)	Mineral Resources and Reserves Report—Our business—Introduction	R&R 3
	Mineral Resources and Reserves Report—Our business—Group summary of mining properties	R&R 8
Individual Property Disclosure (Item 1304)	Mineral Resources and Mineral Reserves Report—Americas—PGM Operations—Stillwater and East Boulder	R&R 71
	Mineral Resources and Mineral Reserves Report—Southern Africa—PGM Operations—Marikana	R&R 27
	Mineral Resources and Mineral Reserves Report—Southern Africa—PGM Operations—Rustenburg	R&R 33
	Mineral Resources and Mineral Reserves Report—Southern Africa—Gold Operations—Kloof	R&R 54
	Mineral Resources and Mineral Reserves Report—Southern Africa—Gold Operations—Drienfontein	R&R 46
	Mineral Resources and Mineral Reserves Report—Europe—Battery Metals Development—Lithium—Keliber	R&R 81
Internal Controls Disclosure (Item 1305)	Mineral Resources and Reserves Report—Our business—Corporate Governance and Regulatory Compliance	R&R 4
	Mineral Resources and Reserves Report—Americas—PGM Operations— Internal Controls (QA/QC)	R&R 73
	Mineral Resources and Reserves Report—Southern Africa—PGM Operations —Internal Controls (QA/QC)	R&R 25
	Mineral Resources and Reserves Report—Southern Africa—Gold Operations —Overview—Internal Controls (QA/QC)	R&R 44

		Mineral Resources and Mineral Reserves Report—Europe—Battery Metals Development—Internal Controls (QA/QC)	R&R 83
4A	Unresolved staff comments	NA	NA
5	Operating and financial review and prospects
	(1)Operating results	Annual Financial Report—Consolidated financial statements—Consolidated income statement	AFR 53
		Annual Financial Report—Consolidated financial statements—Consolidated statement of financial position	AFR 54
		Annual Financial Report—Consolidated financial statements—Consolidated statement of cash flows	AFR 55
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye Stillwater's performance	AFR 11
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.2: Basis of preparation— Significant accounting judgements and estimates	AFR 61
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 27: Borrowings and derivative financial instrument	AFR 134

Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 27: Borrowings and derivative financial instrument—Note 27.9: Fair value of financial instruments and risk management
AFR 142
		Integrated Report—Performance and strategy—Chief Financial Officer's report—Financial result	IR 19
		Additional Information—Environmental and regulatory matters	45
	(2)Liquidity and capital resources	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources	AFR 34
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Statement of financial position	AFR 54
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Ability to generate and obtain adequate cash to meet its funding requirements	AFR 38
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 27: Borrowings and derivative financial instrument	AFR 134
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 36: Commitments	AFR 164
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 29: Environmental rehabilitation	AFR 147
	(3)Research and development, patents and licences, etc.	Integrated Report—Context, risk and opportunities—Unpacking the top 10 group strategic risks	IR 43
	(4)Trend information	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye Stillwater's performance	AFR 11
	(5)Critical accounting estimates	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1: Accounting policies	AFR 57
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.2: Basis of preparation— Significant accounting judgements and estimates	AFR 61
v

		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 3: Revenue—Significant accounting judgements and estimates	AFR 73
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 3: Revenue—Accounting policy	AFR 73
6	Directors, senior management and employees
	(1)Directors and senior management	Integrated Report—About Sibanye-Stillwater and our leadership—About our board	IR 6
		Additional Information—Directors and executive management	38
	(2)Compensation	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 37: Related-party transactions	AFR 164
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 6: Share-based payments	AFR 80
		Integrated Report—Remuneration: Performance and Strategy— Remuneration report, Part 3: Implementation report—Executive directors' and prescribed officers' single figure of remuneration	IR 99
		Integrated Report—Remuneration: Performance and Strategy— Remuneration report, Part 3: Implementation report—Non-executive director	IR 100
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 38: Directors' and prescribed officers' remuneration	AFR 165
	(3)Board practices	Integrated Report—Governance—Corporate governance—Functional governance areas	IR 62
		Integrated Report——Governance—Corporate governance— Independence, tenure, diversity and inclusivity	IR 59
		Integrated Report—Remuneration: Performance and Strategy— Remuneration report, Part 2: Remuneration policy—Executive director	IR 83
		Integrated Report—About Sibanye-Stillwater and our leadership—About our board	IR 6
		Integrated Report—Ancillary Information—Detail on board committees	IR 102
	(4)Employees	Integrated Report—Context, risk and opportunities—Employees and organised labour	IR 51
		Integrated Report—Ancillary Information—Four-year statistical review— Sustainability statistics	IR 108
	(5)Share ownership	Additional information—Memorandum of incorporation—Voting rights	65
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 6: Share-based payments	AFR 80
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 37: Related-party transactions	AFR 164
7	Major Shareholders and Related Party Transactions
	(1)Major shareholders	Additional information—Material contracts—US holders	74
		Additional information—Memorandum of incorporation—Voting rights	65
		Annual Financial Report—Shareholder information	AFR 170
		Integrated Report—Ancillary information—Shareholder information	IR 119
	(2)Related party transactions	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 37: Related-party transactions	AFR 164
		Additional information—Refining and marketing	81

		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 38: Directors' and prescribed officers' remuneration	AFR 165
	(3)Interests of experts and counsel	NA	NA
8	Financial information
	(1)Consolidated statements and other financial information	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements	AFR 8
		Annual Financial Report—Consolidated financial statements—Consolidated income statement	AFR 53
		Annual Financial Report—Consolidated financial statements—Consolidated statement of financial position	AFR 54
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 13: Dividends	AFR 101
		Annual Financial Report—Directors’ report—Litigation	AFR 47
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements	AFR 57
		Annual Financial Report—Report of independent registered public accounting firm	AFR 49
		Additional information—Dividend policy and dividend distribution	63
	(b)Significant changes	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39: Events after reporting date	AFR 167
9	The Offer and listing
	(1)Listing details	Additional information—The listing	64
	(2)Plan of distribution	NA	NA
	(3)Markets	Additional information—The listing	64
	(d)Selling shareholders	NA	NA
	(e)Dilution	NA	NA
	(f)Expenses of the issue	NA	NA
10	Additional information
	(1)Share capital	NA	NA
	(2)Memorandum and articles of association	Additional information—Memorandum of incorporation	65
		Additional information—Taxation—South African exchange control limitations affecting security holders	76
	(3)Material contracts	Additional information—Material contracts	71
	(4)Exchange controls	Additional information—Taxation—South African exchange control limitations affecting security holders	76
		Additional information—Environmental and regulatory matters—Exchange controls	52
	(5)Taxation	Additional information—Taxation	75
	(6)Dividends and paying agents	NA	NA
	(7)Statement by experts	NA	NA
	(8)Documents on display	Additional information—Documents on display	80
	(9)Subsidiary information	NA	NA
	(j)Annual Report to Security Holders	NA	NA

11	Quantitative and qualitative disclosures about market risk	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 35.2: Risk management activities	AFR 159
12	Description of securities other than equity securities	NA	NA
	(1)Debt securities	NA	NA
	(2)Warrants and rights	NA	NA
	(3)Other securities	NA	NA
	(4)American depositary shares	Additional information—Material contracts—Deposit agreement	73
13	Defaults, dividend arrearages and delinquencies	NA	NA
14	Material modifications to the rights of security holders and use of proceeds	NA	NA
15	Controls and procedures	Additional information—Item 15: Controls and procedures	86
		Additional information—Item 15: Controls and procedures—Management's report on internal control over financial reporting	86
		Additional information—Item 15: Controls and procedures—Changes in internal control over financial reporting	87
		Annual Financial Report—Report of independent registered public accounting firm	AFR 49
16A	Audit Committee financial expert	Additional information—Directors and executive management—Terence Nombembe	40
16B	Code of ethics	Integrated Report—Governance—Corporate governance	IR 56
		Integrated Report—Governance—Corporate governance—Ethical leadership and compliance	IR 56
16C	Principal accountant fees and services	Annual Financial Report—Auditor independence and fees	AFR 44
16D	Exemptions from the listing standards for audit committees	NA	NA
16E	Purchase of equity securities by the issuer and affiliated purchasers	NA	NA
16F	Change in registrant’s certifying accountant	NA	NA
16G	Corporate governance	Additional information—JSE corporate governance practices compared with NYSE Listing Standards	82
16H	Mine safety disclosure	Additional information—Environmental and regulatory matters—Health and safety	48
16I	Disclosure regarding foreign jurisdictions that prevent inspections	NA	NA
16J	Insider trading policies	Additional Information—Sibanye-Stillwater Information and Securities Transactions Policy	82
16K	Cybersecurity	Integrated Report—Ancillary Information—2026: Planned areas of focus for the combined Audit and Risk Committee	IR 104
		Additional Information—Risk Factors	1
		Additional Information—Cybersecurity	83
17	Financial statements	NA	NA
18	Financial statements	Annual Financial Report—Report of independent registered public accounting firm (PCAOB ID: 1368)	AFR 49
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements	AFR 57
19	Exhibits	Exhibits	88

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Historical Consolidated Financial Statements
Sibanye-Stillwater is a multinational mining and metals processing Group with a diverse portfolio of mining and processing operations, projects and investments across five continents. The Group is one of the foremost global recyclers of a suite of metals and also has interests in leading mine tailings retreatment operations (secondary mining).
Sibanye-Stillwater is one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and has increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. The books of account of Sibanye-Stillwater are maintained in South African Rand and Sibanye-Stillwater’s annual financial statements are prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (IASB), hereafter referred to as IFRS Accounting Standards, as prescribed by law. These annual financial statements are distributed to shareholders and are submitted to the Johannesburg Stock Exchange (JSE) and the New York Stock Exchange (NYSE).
The consolidated annual financial statements of Sibanye-Stillwater as at and for the fiscal years ended 31 December 2025, 2024 and 2023 (the
Consolidated Financial Statements) have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including derivative financial instruments), which are measured at fair value through profit or loss or through other comprehensive income.
Non-IFRS Measures
The financial information in this annual report includes certain measures that are not defined by IFRS Accounting Standards, including "adjusted
EBITDA”, “notional free cash flow”, “All-in sustaining costs”, “All-in sustaining cost per kilogram and ounce (or per tonne)”, “All-in costs”, “All-in cost per kilogram and ounce (or per tonne)”, “headline earnings”, “headline earnings per share”, “diluted headline earnings per share”,
“interest coverage ratio”, “net debt/(cash)”, “net debt/(cash) to adjusted EBITDA (ratio)”, “normalised earnings”, and “operating costs”. These measures are not measures of financial performance or cash flows under IFRS Accounting Standards and may not be comparable to similarly titled measures of other companies. See pages AFR-39 to AFR-40 for more information on, including reconciliations of, the non-IFRS figures presented by Sibanye-Stillwater. Sibanye-Stillwater also presents FTSE Russell green revenue factor, which is not calculated in accordance with
IFRS Accounting Standards.See page IR-4 for more information on this metric.
Conversion Rates
Certain information in this annual report presented in Rand has been translated into US dollars. Unless otherwise stated, the conversion rate for these translations in the consolidated statement of financial position is R16.57/US$1.00, which was the closing rate on 31 December 2025 and the conversion rate for translation in the consolidated income statement, consolidated statement of cash flows and for operating cost, average basket price (2E,3E,4E), gold price, All-in-sustaining cost and All-in-cost is R17.88/US$1.00, which was the average rate for the fiscal year ended 31
December 2025. By including the US dollar equivalents, Sibanye-Stillwater is not representing that the Rand amounts actually represent the US dollar amounts shown or that these amounts could be converted into US dollars at the rates indicated.
Significant capital expenditures and divestitures
Future-Facing Metals Projects
Since 2022 the Group has continued its expansion into the future-facing metals and recycling space with a number of strategic acquisitions and investments in the United States and Europe. The transactions completed during the last three financial years are summarised below:
*Keliber: Following on from its initial investment in the Keliber lithium project in 2021, between 2022 and 2023, Sibanye-Stillwater has completed several transactions to augment its ownership in the project. In 2022, Sibanye-Stillwater increased its total shareholding in
Keliber to 85.9% at a total cost of EUR338 million. In 2023 the Finnish Minerals Group increased its holding in Keliber from 14% to 20% by subscribing for EUR53.9 million of a EUR104 million rights issue. The Group's portion of the subscription (through wholly-owned subsidiary,
Keliber Lithium Proprietary Limited) amounted to EUR50.2 million. In addition to the rights issue, other minority shareholders in Keliber
(which held 0.79% of the total Keliber shareholding) for which the Group previously recognised an accelerated put option liability at 31
December 2022, received and accepted voluntary offers at the same share price (EUR157.28 per share) as the voluntary offer that concluded in 2022. A total payment of EUR5.2 million was made by the Group to all the shareholders who accepted the voluntary offers during June 2023. Following these transactions, the Finnish Minerals Group holds 20% in Keliber, the Group retained 79.82%, while other minority shareholders hold the balance of the shares in Keliber. See – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 1.3: Consolidation and Note 26.1: Subsequent NCI transactions.
*Century: In February 2023, Sibanye-Stillwater obtained a controlling shareholding of 50.15% in New Century Resources Limited
(Century), an Australian tailings reprocessing business, following acquisition of an initial 19.9% stake in 2021, and further on-market purchase of shares for a cash consideration of AUS$46 million. Subsequent to obtaining control, through on-and off-market trades for a cash consideration of AUS$74 million, the Group obtained a 100% interest in Century by 10 May 2023. See – Annual Financial Report –
Consolidated financial statements – Notes to the consolidated financial statements – Note 1.3: Consolidation. In November 2023, the
Group exercised its option, obtained through the acquisition of Century, to acquire 100% of the Mt Lyell Copper mine in Tasmania,
Australia for a cash consideration of US$10 million. See – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 1.1: Reporting entity and Annual Financial Report – Consolidated financial statements –
Notes to the consolidated financial statements – Note 1.3: Consolidation.
*Reldan: On 15 March 2024, the Group completed the acquisition of the Reldan Group of Companies (Reldan), a Pennsylvania-based recycling group which reprocesses various waste streams, for a final cash purchase consideration of US$160.9 million. See – Annual
Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 16.2: Reldan business combination (revised).
*Metallix: In September 2025, the Group concluded the acquisition of Metallix Refining (Metallix), which operates two processing and recycling operations in Greenville, North Carolina and produces recycled precious metals, including gold, silver and platinum group metals, primarily from industrial waste streams, for a cash purchase consideration of US$129 million. See – Annual Financial Report –
Consolidated financial statements – Notes to the consolidated financial statements – Note 16.1: Metallix Refining (Metallix) business combination.
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
Mineral Resources and Mineral Reserves Estimations
The financial and technical assumptions underlying the Mineral Resources and Mineral Reserves estimations contained in this report and in the
Technical Report Summaries included as exhibits in this report are current as at 31 December 2025, the period covered by each of the respective reports. Such assumptions rely on various factors that may change after the reporting period, including as a result of operational reviews which Sibanye-Stillwater undertakes from time to time and when necessary. Accordingly, the Mineral Reserves and Mineral Resources
estimations contained in this report and in the Technical Report Summaries included as exhibits in this report may be materially impacted by, among other things, changes to the underlying financial and technical assumptions in the future. In the event there is a material change to the
Technical Report Summaries included as exhibits in this report, updated Technical Report Summaries will be filed by Sibanye-Stillwater with the
Securities and Exchange Commission pursuant to the requirements of subpart 1302 of Regulation S-K under the US Securities Act.
x
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
These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, ESG change-
related targets and metrics, the potential benefits of past and future acquisitions (including statements regarding growth, cost savings, benefits from and access to international financing and financial re-ratings), gold, PGM, and lithium pricing expectations, levels of output, supply and demand, information relating to Sibanye-Stillwater’s new or ongoing development projects, any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value, adjusted EBITDA and net asset values wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. All statements other than statements of historical facts included in this report may be forward-
looking statements. Forward-looking statements also often use words such as “will”, “would”, “could”, “aim”, "anticipates”, “believes”, “goal”,
“may”, “target”, “vision”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
*Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage
*economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe, Australia and elsewhere
*plans and objectives of management for future operations
*Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing
*the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing
*Sibanye-Stillwater’s ability to service its bond instruments
*changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves
*any failure of a tailings storage facility
*the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations
*the success of Sibanye-Stillwater’s business strategy and exploration and development activities
*the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions
*the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities
*changes and volatility in the market price of gold, silver, PGMs, battery metals (e.g.  lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements
*the occurrence of hazards associated with underground and surface mining
*any downgrade of South Africa’s credit rating or the credit rating of Sibanye-Stillwater
*a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation
*Sibanye-Stillwater’s ability to implement its strategy and any changes thereto
*the outcome of legal challenges to the Group’s mining or other land use rights
*the occurrence of labour disputes, disruptions and industrial actions
*the availability, terms and deployment of capital or credit
*changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute

*the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues
*failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption
*the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business
*the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United
States with one entity
*the identification of a material weakness in disclosure and internal controls over financial reporting
*the effect of protectionist measures such as tariffs
*the effect of US tax credits on Sibanye-Stillwater and its subsidiaries
*the effect of adverse changes in tax laws, regulations and interpretations or challenges to Sibanye-Stillwater’s tax positions
*the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility
*operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience
*power disruptions, constraints and cost increases
*supply chain disruptions and shortages and increases in the price of production inputs
*the regional concentration of Sibanye-Stillwater’s operations
*fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies
*the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents
(including natural disasters) and unplanned maintenance
*Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions
*failure of Sibanye-Stillwater’s information technology, communications and systems, the impact of cybersecurity incidents or breaches
*the adequacy of Sibanye-Stillwater’s insurance coverage
*social unrest, sickness or natural or man-made disaster in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations
*the impact of contagious diseases, including global pandemics
The foregoing factors and others described under Additional information—Risk Factors should not be construed as exhaustive. There may be other factors that are unknown to us that may cause our actual results to differ materially from the forward-looking statements. Moreover, new risk factors emerge from time to time and it is not possible for us to predict all such risk factors. We may not be able to assess the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.
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
In this annual report, all references to “fiscal 2026” and “2026” are to the fiscal year ending 31 December 2026, and “fiscal 2025” and “2025” are to the fiscal year ended 31 December 2025, “fiscal 2024” and “2024” are to the fiscal year ended 31 December 2024, and all references to
“fiscal 2023” and “2023” are to the fiscal year ended 31 December 2023.
In this annual report, all references to "limited assurance" refers to limited assurance in accordance with the International Standards on
Assurance Engagements (ISAE) 3000 (revised), issued by the International Auditing and Assurance Standards Board. The work performed for limited assurance is substantially less than the work performed for a reasonable assurance opinion, such as that provided for financial statements.
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
In this annual report, production and figures are provided for platinum group metals, which are referred to as “PGM” collectively.
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

DISCLAIMER FORWARD-LOOKING STATEMENTS AND OTHER INFORMATION CONTAINED IN THIS DOCUMENT The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar or comparable meaning. By  their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye- Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, silver, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the outcome of any disputes or litigation; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions, or maintain required board gender diversity; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of contagious diseases, including global pandemics. Expectations in relation to sustainability matters, including what investors and stakeholders view as material, are fast-paced and can differ from those in respect of more traditional, financial reporting. In preparing the [sustainability-related information contained in this report/this report], Sibanye-Stillwater has made a number of key judgements, estimations and assumptions. The processes and issues involved are complex and may continue to evolve as our, and the industry’s, understanding of sustainability matters, risks and opportunities continues to develop. The sustainability-related forward looking statements should be treated with special caution, as sustainability and climate data, models and methodologies are often relatively new, are rapidly evolving and are not of the same standard as those available in the context of other financial information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks, market consensus or globally accepted accounting principles. In particular, it is not possible to rely on historical data as a strong indicator of future trajectories in the case of climate change and its evolution. Outputs of models, processed data and methodologies are also likely to be affected by underlying data quality, which can be hard to assess, and we expect industry guidance, standards, market practice, and regulations in this field to continue to evolve. There are also challenges faced in relation to the ability to access data on a timely basis and the lack of consistency and comparability between data that is available. This means the sustainability-related forward-looking statements and sustainability metrics discussed in this document carry an additional degree of inherent risk and uncertainty, and therefore, our actual results and developments could differ materially from those expressed or implied by the sustainability-related forward-looking statements in this report. In light of the uncertainty as to the nature of future policy and market responses to climate change, including between regions, and the effectiveness of any such responses, and as market practice and data quality and availability develops, Sibanye-Stillwater may have to re-evaluate its progress and adapt its approach towards its sustainability ambitions, commitments and targets in the future, update the models and/or methodologies it uses or alter its approach to sustainability and climate analysis and may be required to amend, update and recalculate its sustainability disclosures and assessments, its sustainability ambitions, goals, commitments and/or targets, or its evaluation of its progress towards its sustainability ambitions, goals, commitments and/or targets in the future. Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2025 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2025 on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2026 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors. NON-IFRS1 MEASURES The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, adjusted EBITDA margin, adjusted free cash flow, AISC, AIC, Nickel equivalent sustaining cost and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. The forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors. 1 IFRS refers to International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB) MINERAL RESOURCES AND MINERAL RESERVES Sibanye-Stillwater’s Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the exchange rates, operating costs, mining permits, changes in legislation and operating factors. Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the United States Securities and Exchange Commission (SEC) and the JSE at all managed operations, development, and exploration properties. WEBSITES References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report. IR 122

ADMINISTRATIVE AND CORPORATE INFORMATION SIBANYE STILLWATER LIMITED (SIBANYE-STILLWATER) Incorporated in the Republic of South Africa Registration number 2014/243852/06 Share code: SSW and SBSW Issuer code: SSW ISIN: ZAE000259701 LISTINGS JSE: SSW NYSE: SBSW WEBSITE www.sibanyestillwater.com REGISTERED AND CORPORATE OFFICE Constantia Office Park Bridgeview House, Building 11, Ground floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park 1709 South Africa Private Bag X5 Westonaria 1780 South Africa Tel: +27 11 278 9600 Fax: +27 11 278 9863 COMPANY SECRETARY LERATO MATLOSA Email: lerato.matlosa@sibanyestillwater.com DIRECTORS Dr Vincent Maphai* (Chairman) Dr Richard Stewart (CEO)+ Charl Keyter (CFO) Dr Elaine Dorward-King* Harry Kenyon-Slaney* ^ Prof Jeremiah Vilakazi# Dr Lindiwe Mthimunye++ Keith Rayner# Dr Peter Hancock* Philippe Boisseau* Richard Menell# Sindiswa Zilwa* Terence Nombembe* Timothy Cumming# * Independent non-executive # Non-executive ^ Lead independent director + Appointed as executive director 1 March 2025 and as CEO on 1 October 2025 ++ Appointed as independent non-executive director 25 August 2025 INVESTOR ENQUIRIES INVESTOR RELATIONS TEAM ir@sibanyestillwater.com JAMES WELLSTED Executive Vice President: Investor Relations and Corporate Affairs Mobile: +27 (0)83 453 4014 Email: james.wellsted@sibanyestillwater.com JSE SPONSOR J.P. MORGAN EQUITIES SOUTH AFRICA PROPRIETARY LIMITED Registration number 1995/011815/07 1 Fricker Road, Illovo Johannesburg 2196 South Africa Private Bag X9936 Sandton 2146 South Africa AUDITORS BDO SOUTH AFRICA INC. Wanderers Office Park 52 Corlett Drive Illovo 2196 South Africa Private Bag X60500 Houghton 2041 South Africa Tel: +27 11 488 1700 AMERICAN DEPOSITARY RECEIPTS TRANSFER AGENT BNY MELLON SHAREOWNER CORRESPONDENCE (ADSs) Mailing address of agent: Computershare PO Box 43078 Providence, RI 02940-3078 Overnight/certified/registered delivery: Computershare 150 Royal Street, Suite 101 Canton, MA 02021 US toll free: + 1 888 269 2377 Tel: +1 201 680 6825 Email: shrrelations@cpushareownerservices.com TATYANA VESSELOVSKAYA Relationship Manager - BNY Mellon Depositary Receipts Email: tatyana.vesselovskaya@bnymellon.com TRANSFER SECRETARIES SOUTH AFRICA COMPUTERSHARE INVESTOR SERVICES PROPRIETARY LIMITED Rosebank Towers 15 Biermann Avenue Rosebank 2196 PO Box 61051 Marshalltown 2107 South Africa Tel: +27 11 370 5000 Fax: +27 11 688 5248 FORMS OF PROXY TO MEETING SCRUTINEERS The Meeting Specialist Proprietary Limited JSE Building One Exchange Square 2 Gwen Lane Sandown Sandton, 2196 South Africa CONTACT Farhana Adam Tel: +27 84 433 4836 Izzy van Schoor Tel: +27 81 711 4255 Michael Wenner Tel: +27 61 440 0654 e-mail: proxy@tmsmeetings.co.za IR 123

www.sibanyestillwater.com

AFR –	1
CONTENTS

Four-year financial performance	AFR – 2
Management’s discussion and analysis of the financial statements	AFR – 8
Statement of responsibility by the Board of Directors	AFR – 41
Company secretary’s confirmation	AFR – 41
Report of the Audit Committee	AFR – 42
Directors’ report	AFR – 46
Report of independent registered public accounting firm	AFR – 49
Consolidated income statement	AFR – 53
Consolidated statement of other comprehensive income	AFR – 53
Consolidated statement of financial position	AFR – 54
Consolidated statement of cash flows	AFR – 55
Consolidated statement of changes in equity	AFR – 56
Notes to the consolidated financial statements	AFR – 57
Adjusted EBITDA reconciliations	AFR – 168
Notional free cash flow reconciliations	AFR – 169
Shareholder information	AFR – 170
Administration and corporate information	AFR – 173

The audited consolidated financial statements for the year ended 31 December 2025 have been prepared by Sibanye-Stillwater’s group financial reporting team headed by Henning Opperman CA (SA). This process was supervised by the Group’s CFO, Charl Keyter and authorised for issue by Sibanye-Stillwater’s Board of Directors on 24 April 2026.

AFR –	2
FOUR-YEAR FINANCIAL PERFORMANCE

		2025	2024	2023	2022
Group financial statistics[1]
Income statement
Revenue	Rm	129,677	112,129	113,684	138,288
Cost of sales, before amortisation and depreciation	Rm	(88,439)	(96,398)	(89,756)	(94,537)
Amortisation and depreciation	Rm	(9,367)	(8,810)	(10,012)	(7,087)
(Loss)/profit for the year	Rm	(4,739)	(5,710)	(37,430)	18,980
(Loss)/profit for the year attributable to owners of Sibanye-Stillwater	Rm	(5,171)	(7,297)	(37,772)	18,396
Basic earnings per share	cents	(183)	(258)	(1,334)	651
Diluted earnings per share	cents	(183)	(258)	(1,334)	650
Headline earnings per share	cents	244	64	63	652
Diluted headline earnings per share	cents	235	64	63	651
Dividend per share	cents	131	—	53	260
Weighted average number of shares	’000	2,830,567	2,830,567	2,830,528	2,826,085
Diluted weighted average number of shares	’000	2,830,567	2,830,567	2,830,567	2,830,781
Number of shares in issue at end of period	’000	2,830,567	2,830,567	2,830,567	2,830,370
Statement of financial position
Property, plant and equipment	Rm	64,320	66,906	61,338	76,909
Cash and cash equivalents	Rm	17,178	16,049	25,560	26,076
Total assets	Rm	149,737	138,088	142,941	166,631
Net assets	Rm	44,167	48,289	51,607	91,004
Stated share capital	Rm	21,647	21,647	21,647	21,647
Borrowings[2]	Rm	43,257	41,687	36,618	22,728
Total liabilities	Rm	105,570	89,799	91,334	75,627
Statement of cash flows
Net cash from operating activities	Rm	21,407	10,113	7,095	15,543
Net cash used in investing activities	Rm	(21,692)	(24,338)	(22,038)	(17,374)
Net cash from/(used in) financing activities	Rm	2,756	4,735	12,976	(3,497)
Net increase/(decrease) in cash and cash equivalents	Rm	2,471	(9,490)	(1,967)	(5,328)
Other financial data
Adjusted EBITDA[3]	Rm	37,800	13,088	20,556	41,111
Net debt/(cash)[4]	Rm	22,123	23,424	11,918	(5,850)
Net debt/(cash) to adjusted EBITDA[5]	ratio	0.59	1.79	0.58	(0.14)
Net asset value per share[6]	R	15.60	17.06	18.23	32.15
Average exchange rate[7]	R/US$	17.88	18.32	18.42	16.37
Closing exchange rate[8]	R/US$	16.57	18.76	18.57	17.03
Share data
Ordinary share price – high	R	64.70	27.17	51.68	75.40
Ordinary share price – low	R	14.08	14.10	18.70	35.74
Ordinary share price at year end	R	60.50	14.98	24.90	44.72
Average daily volume of shares traded	’000	22,193	14,664	13,533	12,162
Market capitalisation at year end	Rbn	171	42	71	127
1The selected historical consolidated financial data set out above have been derived from Sibanye-Stillwater’s consolidated financial statements for those periods and as at those dates which have been prepared in accordance with IFRS Accounting Standards taking into account any changes in accounting principles. Headline earnings per share is calculated in terms of the guidance issued by the South African Institute of Chartered Accountants (SAICA), see – Consolidated financial statements – Notes to the consolidated financial statements – Note 12.3 Headline earnings per share
2This represents total borrowings as per the consolidated financial statements, see – Consolidated financial statements – Notes to the consolidated financial statements –
Note 27 Borrowings and derivative financial instrument
3The adjusted EBITDA is based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS Accounting Standards and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of (loss)/profit before royalties and tax to adjusted EBITDA, see –
Consolidated financial statements – Notes to the consolidated financial statements – Note 27.10 Capital management
4Net debt/(cash) represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye- Stillwater, and, therefore, exclude the Burnstone Debt and include the derivative financial instrument. Net debt excludes cash of Burnstone. Where cash and cash equivalents exceed borrowings and bank overdraft this represents a net cash position and the negative amount is shown in brackets
5Net debt/(cash) to adjusted EBITDA (ratio) is defined as net debt/(cash) as at the end of a reporting period divided by adjusted EBITDA of the last 12 months ending on the same reporting date. Where a net cash position arises the Net debt/(cash) to adjusted EBITDA (ratio) is negative and the amount is shown in brackets
6Net asset value per share (ratio) is defined as total assets as at the end of a reporting period minus total liabilities as at the end of a reporting period divided by the total number of shares in issue on the same reporting date
7The average exchange rate during the relevant period as reported by Equity RT/IRESS. The average exchange rate for the period through 17 April 2026 was R16.38/US$. The table below sets forth the high and low exchange rates for each month during the previous six months

AFR –	3
FOUR-YEAR FINANCIAL PERFORMANCE continued
Table of high and low exchange rates for six months from October 2025 to April 2026

Month ended	High	Low
31 October 2025	17.38	17.24
28 November 2025	17.19	17.07
31 December 2025	16.62	16.52
30 January 2026	16.05	15.71
27 February 2026	16.00	15.87
31 March 2026	17.24	15.99
Through 17 April 2026	17.05	16.14
    The closing exchange rate at period end. The closing exchange rate on 17 April 2026, as reported by EquityRT, was R16.40/US$. Fluctuations in the exchange rate between the rand and the US dollar will affect the US dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary
Shares (ADSs) trading on the NYSE. These fluctuations will also affect the US dollar amounts received by owners of ADSs on the conversion of any dividends paid in rand on the ordinary shares

		2025	2024	2023	2022

Group operating statistics
US PGM operations[1]
Production
Ore milled	’000t	760	1,129	1,174	1,154
Platinum produced	‘000oz	64	97	98	97
Palladium produced	‘000oz	220	329	330	325
PGM produced	‘000 2Eoz	284	426	427	421
PGM sold	‘000 2Eoz	284	462	425	419
PGM recycled	‘000 3Eoz	309	316	310	599
Price and costs
Average basket price	R/2Eoz	21,367	18,097	22,890	30,482
	US$/2Eoz	1,195	988	1,243	1,862
	R/3Eoz	24,728	23,189	42,981	50,202
	US$/3Eoz	1,383	1,266	2,334	3,067
Operating cost[2]	R/t	6,797	6,727	6,903	6,811
	US$/t	380	367	375	416
	R/2Eoz	18,193	17,828	18,970	18,671
	US$/2Eoz	1,017	973	1,030	1,141
Revenue	Rm	13,985	16,781	23,812	46,090
Adjusted EBITDA[3]	Rm	7,353	215	1,317	7,604
All-in sustaining cost[4]	R/2Eoz	21,516	22,096	31,896	25,951
	US$/2Eoz	1,203	1,206	1,732	1,586
All-in cost[4]	R/2Eoz	22,178	22,838	33,708	29,145
	US$/2Eoz	1,240	1,247	1,830	1,781
Capital expenditure
Total capital expenditure	Rm	1,710	2,822	6,841	5,416

AFR –	4
FOUR-YEAR FINANCIAL PERFORMANCE continued

		2025	2024	2023	2022

RECYCLING OPERATIONS (PA & NC SITE)[5]
Volume sold:
Revenue	Rm	13,129	6,306
Adjusted EBITDA[3]	Rm	1,169	268
Capital expenditure
Total capital expenditure	Rm	46	10

SA PGM operations[6]
Production
Ore milled	’000t	36,496	35,842	36,048	36,644
Platinum produced	‘000oz	1,070	1,090	1,054	1,028
Palladium produced	‘000oz	536	549	526	517
PGM produced	‘000 4Eoz	1,725	1,739	1,673	1,667
PGM sold including PoC	‘000 4Eoz	1,728	1,807	1,720	1,662
Price and costs[7]
Average basket price	R/4Eoz	31,110	24,213	28,979	42,914
	US$/4Eoz	1,740	1,322	1,574	2,622
Operating cost[2]	R/t	1,185	1,125	986	860
	US$/t	66	61	54	53
	R/4Eoz	25,816	23,933	21,951	19,543
	US$/4Eoz	1,444	1,307	1,192	1,194
Revenue	Rm	60,883	51,257	55,593	71,665
Adjusted EBITDA[3]	Rm	16,682	7,399	17,620	38,135
All-in sustaining cost[4]	R/4Eoz	24,193	21,948	20,054	19,313
	US$/4Eoz	1,353	1,198	1,089	1,180
All-in cost[4]	R/4Eoz	24,610	22,465	20,726	19,916
	US$/4Eoz	1,376	1,226	1,125	1,217
Capital expenditure
Total capital expenditure	Rm	5,886	5,846	5,647	5,104

SA gold operations
Production
Ore milled	’000t	32,815	33,522	31,941	36,172
Gold produced	kg	19,668	21,915	25,212	19,301
	’000oz	632	705	811	621
Gold sold	kg	19,081	22,239	25,429	18,859
	’000oz	613	715	818	606

Price and costs
Gold price	R/kg	1,942,194	1,400,468	1,146,093	946,073
	US$/oz	3,379	2,378	1,936	1,798
Operating cost[2]	R/t	737	696	752	573
	US$/t	41	38	41	35
	R/kg	1,230,222	1,065,070	953,118	1,074,400
	US$/oz	2,140	1,809	1,610	2,042
Revenue	Rm	37,059	31,145	29,143	17,842
Adjusted EBITDA[3]	Rm	12,505	5,832	3,523	(3,546)
All-in sustaining cost[4]	R/kg	1,442,063	1,251,810	1,127,138	1,268,360
	US$/oz	2,509	2,126	1,904	2,410
All-in cost[4]	R/kg	1,581,468	1,411,619	1,230,328	1,341,588
	US$/oz	2,751	2,397	2,078	2,549
Capital expenditure
Total capital expenditure	Rm	6,696	7,253	6,708	4,559

AFR –	5
FOUR-YEAR FINANCIAL PERFORMANCE continued

		2025	2024	2023	2022
Sandouville nickel refinery[8]
Revenue	Rm	518	2,784	3,024	3,140
Adjusted EBITDA[3]	Rm	(590)	(723)	(1,328)	(492)
Capital expenditure
Total capital expenditure	Rm	28	173	248	90

		2025	2024	2023	2022
Century zinc retreatment operation[9]
Production
Ore mined and processed	kt	8,210	6,807	6,097
Payable zinc production[10]	kt	101	82	76
Payable zinc sales[11]	kt	91	82	77
Price and costs
Average equivalent zinc concentrate price[12]	R/tZn	48,584	49,046	31,815
	US$/tZn	2,717	2,678	1,728
Revenue	Rm	4,672	3,983	2,251
Adjusted EBITDA[3]	Rm	1,582	641	(285)
All-in sustaining cost[4]	R/tZn	34,356	42,446	36,361
	US$/tZn	1,921	2,317	1,975
All-in cost[4]	R/tZn	34,912	42,617	39,359
	US$/tZn	1,953	2,327	2,137
Capital expenditure
Total capital expenditure	Rm	114	192	165

AFR –	6
FOUR-YEAR FINANCIAL PERFORMANCE continued
Figures in tables below may not add as they are rounded independently

Unit operating cost[2]: US underground PGM operations		2025	2024	2023	2022
Cost of sales, before amortisation and depreciation	Rm	2,146	9,846	9,680	7,458
Section 45X credit adjustment	Rm	2,466	(1,255)	(1,098)	—
Inventory change	Rm	556	(999)	(477)	405
Total operating cost	Rm	5,168	7,592	8,105	7,863
Tonnes milled/treated	000't	760	1,129	1,174	1,154
PGM production	000 2Eoz	284	426	427	421
Operating cost[2]	R/t	6,797	6,727	6,903	6,811
	US$/t	380	367	375	416
	R/2Eoz	18,193	17,828	18,970	18,671
	US$/2Eoz	1,017	973	1,030	1,141

Unit operating cost[2]: SA PGM operations (excluding Mimosa and Purchase of Concentrate (PoC))		2025	2024	2023	2022
Cost of sales, before amortisation and depreciation	Rm	43,214	42,964	36,699	32,281
Inventory change	Rm	2,710	182	1,938	2,315
Less: Chrome cost of sales	Rm	(1,868)	(2,056)	(1,715)	(1,528)
Less: Purchase cost of PoC	Rm	(2,550)	(2,407)	(2,753)	(2,738)
Total operating cost excluding third party PoC	Rm	41,506	38,683	34,169	30,330

Tonnes milled/treated	000't	36,496	35,842	36,048	36,644
Less: Mimosa tonnes (equity accounted)	000't	(1,457)	(1,469)	(1,392)	(1,387)
PGM tonnes excluding Mimosa and third party PoC	000't	35,039	34,373	34,656	35,257

PGM production (excluding PoC)	000 4Eoz	1,725	1,739	1,673	1,667
Less: Mimosa production (equity accounted)	000 4Eoz	(117)	(123)	(116)	(116)
PGM production excluding Mimosa and third party PoC	000 4Eoz	1,608	1,616	1,557	1,552

Operating cost[2]	R/t	1,185	1,125	986	860
	US$/t	66	61	54	53
	R/4Eoz	25,816	23,933	21,951	19,543
	US$/4Eoz	1,444	1,307	1,192	1,194

Unit operating cost[2]: SA Gold operations		2025	2024	2023	2022
Cost of sales, before amortisation and depreciation	Rm	22,988	23,598	24,080	20,175
Inventory change (Gold in process)	Rm	1,208	(257)	(50)	562
Total operating cost	Rm	24,196	23,341	24,030	20,737

Tonnes milled/treated	000't	32,815	33,522	31,941	36,172
Gold Production	kg	19,668	21,915	25,212	19,301
	000'oz	632	705	811	621

Operating cost[2]	R/t	737	696	752	573
	US$/t	41	38	41	35
	R/kg	1,230,222	1,065,070	953,118	1,074,400
	US$/oz	2,140	1,809	1,610	2,041
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes recycling material at the Columbus recycling operation (US PGM Recycling) which is excluded from the 2E
PGM production, 2E average basket price, operating cost, total capital expenditure, All-in sustaining cost and All-in cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
2Operating cost is a non-IFRS measure see page AFR-40 for additional information. Operating cost is the average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled in the same period, and operating cost per ounce and kilogram is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold kilograms produced or platinum group metals (PGM) 2E or 4E ounces produced in the same period
3The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA is a non-IFRS measure see page AFR-39 for additional information. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS Accounting Standards and should be considered in addition to, and not as

AFR –	7
FOUR-YEAR FINANCIAL PERFORMANCE continued
a substitute for, other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 27.10 Capital management
4Sibanye-Stillwater presents the financial measures “All-in sustaining costs”, “All-in costs”, “All-in sustaining cost per kilogram”, “All-in sustaining cost per ounce”,  “All-in sustaining cost per tonne”,“All- in cost per kilogram”, “All-in cost per ounce” and “All-in cost per tonne”, which were introduced during the year ended 31 December 2013 by the World Gold Council (the Council). The Council is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold from industry, consumers and investors and is not a regulatory organisation. The Council has worked with its member companies to develop a metric that expands on IFRS
Accounting Standards measures such as cost of goods sold and currently accepted non-IFRS measures to provide relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining operations related to expenditures, operating performance and the ability to generate cash flow from operations. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this metric
    All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in sustaining cost per tonne, All-in cost per kilogram, All-in cost per ounce and All-in cost per tonne metrics are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS Accounting
Standards and should not be considered in isolation or as alternatives to cost of sales, (loss)/profit before tax, (loss)/profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in sustaining cost per tonne,  All-in cost per kilogram, All-in cost per ounce and All-in cost per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. All-in costs excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. For a reconciliation of cost of sales, before amortisation and depreciation to All-in costs see – Overview – Management’s discussion and analysis of the financial statements –
2025 financial performance compared with 2024 – Cost of sales – All-in sustaining cost, All-in cost
5Recycling includes Reldan Pennsylvania (PA) site and Metallix North Carolina (NC) site. The acquisition of the PA site was concluded on 15 March 2024 and the acquisition of
NC site was concluded on 4 September 2025. The year ended 31 December 2024 only includes the results of the PA site since acquisition and the year ended December
2025, includes the NC site results since acquisition
6SA PGM operations excludes the production and costs associated with the purchase of concentrate (PoC) from third parties from 1 January 2020 onwards. During 2025, the
SA PGM operations produced 73,150 4Eoz (2024: 96,464; 2023: 96,403 4Eoz; 2022: 63,344 4Eoz;) of PoC at a cost of R2.6 billion (2024: R2.4 billion; 2023: R2.8 billion; 2022: R2.7 billion)
7The total SA PGM operations unit cost benchmarks (including capital expenditure) exclude the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales
8Amounts included since effective date of the acquisition on 4 February 2022
9Century is a leading tailings reprocessing and rehabilitation asset that currently owns and operates the Century zinc tailings retreatment operation in Queensland, Australia.
Century was acquired by the Group on 22 February 2023
10Payable zinc production is the payable quantity of zinc metal produced after applying smelter content deductions
11Payable zinc sales is the payable quantity of zinc metal sold after applying smelter content deductions
12Average equivalent zinc concentrate price is the total zinc sales revenue recognised at the price expected to be received excluding the fair value adjustments divided by the payable zinc metal sold

AFR –	8
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF THE FINANCIAL STATEMENTS
The following discussion and analysis should be read together with Sibanye Stillwater Limited's Group (the "Group" or "Sibanye-Stillwater")
consolidated financial statements, including the notes. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. For a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Annual Financial Report, see –
Disclaimer – Forward-looking statements. The comparison of the Group’s 2024 financial performance to the Group’s 2023 financial performance can be found on pages AFR-8 to AFR-40 of Sibanye Stillwater Limited’s Annual Report on Form 20-F for the year ended
31 December 2024 that was filed with United States Securities and Exchange Commission on 25 April 2025.
Introduction
Sibanye-Stillwater is a multinational mining and metals processing Group with a diverse portfolio of operations, projects and investments across five continents. The Group is one of the foremost global recyclers of a suite of metals and has interests in leading mine tailings retreatment operations (secondary mining).
Sibanye-Stillwater is one of the world’s largest primary producers of platinum, palladium and rhodium and is a top tier gold producer. It produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has also diversified into battery metals mining and processing and increased its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. The
Group's operations are discussed below and for information on the nature of the Group's business see – Consolidated Financial Statements –
Notes to the consolidated financial statements – Note 1.1: Reporting entity.
Our operations
Southern Africa
PGMs
The SA PGM operations comprise two managed underground operations (Marikana and Rustenburg). In addition, the Group has a 50%
attributable interest in a non-managed, underground operation (Mimosa) in Zimbabwe.
The Rustenburg (74% attributable) operation produces concentrate which is processed in terms of a toll-treatment agreement with
Rustenburg Platinum Mines Limited, a division of Valterra Platinum Limited.
The Marikana operation (80.64% attributable) processes its own as well as third-party concentrate via a metallurgical smelter and base metals refinery situated at the operations, and a precious metals refinery complex located in Brakpan, to the east of Johannesburg.
Apart from the primary mining operations, significant secondary mining from tailings treatment operations exist:
•the Platinum Mile tailings retreatment facility 100% owned and managed) recovers PGMs from historic Rustenburg Tailings Storage
Facilities (TSF) as well as live tailings streams from the Rustenburg concentrator plants
•the Western Limb tailings retreatment (WLTR) plant recovers PGMs from historic TSFs at the Rustenburg operation
•the Bulk tailings treatment (BTT) facility recovers chrome and PGMs from the Eastern Platinum Tailings Dam Number 2 TSF at the Marikana
operation
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
Gold
The SA gold operations consists of four managed, producing, underground and surface operations in South Africa, namely the Kloof (100%
attributable), Driefontein (100% attributable) and Cooke (76% attributable) operations in the West Wits region, and Beatrix (100% attributable)
operation in the Free State province.
Burnstone (100% attributable) is a development project in the Mpumalanga province. In addition, and in support of its gold mining activities,
Sibanye-Stillwater owns and manages four metallurgical processing facilities where gold-bearing ore is processed and gold extracted.
Wholly-owned and managed projects in exploration phase include Bloemhoek and De Bron Merriespruit, which form part of the Southern
Free State (SOFS) exploration project.
The Group also reports Mineral Resources and Mineral Reserves on an attributable basis for DRDGOLD Limited (DRDGOLD) due to its 50.10%
equity interest. DRDGOLD operates the Far West Gold Recoveries (FWGR) and the Ergo Gold Recoveries operations.
Uranium
Significant quantities of uranium are present in the historic TSFs of the Cooke operation, as well as in the Beisa project area, a combined gold and uranium deposit at the Beatrix operation. These are considered exploration (Beisa) or development (Cooke) projects, even though they occur within existing operational mining right areas.
The feasibility study (FS) into the exploitation of the Cooke dump has been completed, leading to the declaration of a maiden Mineral
Reserve. The Beisa Mineral Resource is reported subject to a pending transaction with Neo Energy Metals PLC, expected to close in  2026, for the sale of the Beisa uranium asset in exchange for a consideration of R250 million in cash and R250 million in equity in Neo (approximately
40%).
Americas
PGMs
Sibanye-Stillwater wholly owns and operates PGM mining, processing and recycling operations located in Montana, US. These assets include the Stillwater mine (inclusive of the Stillwater west and east mines), the East Boulder mine, two concentrator plants and PGM mining claims

AFR –	9
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
located near the town of Nye. In addition, the Group owns and operates a metallurgical smelter and base metals refinery complex situated in the town of Columbus, Montana, which also serves as the base for our PGM recycling business that recovers PGMs from used catalytic converters. The Group also has a 12.14% (2024: 13.85%) equity holding in Generation Mining Limited, the owners and operator of the
Marathon PGM project in Canada.
At 31 December 2025, the Group holds a 31.47%, non-managed interest in the Altar copper-gold porphyry exploration project in Argentina, for which a preliminary economic assessment (PEA) was completed in 2025.
Sibanye-Stillwater also wholly owns the Reldan Group of Companies following its acquisition of Reldan (US Pennsylvania recycling site) in
March 2024 and Metallix (US North Carolina recycling sites) in September 2025. The Pennsylvania recycling site processes and refines a range of precious metals recovered from scrap jewellery, industrial waste, and electronic scrap and the North Carolina recycling sites processes and refines a range of precious metals recovered from mainly from industrial waste. These materials are transformed into various low- and high-grade precious metal products. High-grade metals are then sent to third-party, downstream refineries, where they are refined to 99.9%
purity through chemical purification, then cast into ingots or bars and supplied to leading refiners worldwide. Lower-grade materials are sent to major copper smelters for further processing.
Sibanye-Stillwater acquired Metallix Refining (Metallix US North Carolina recycling site) on 4 September 2025 by acquiring 100% of the Metallix group of entities for a cash consideration of US$129 million. The North Carolina site produces recycled precious metals, including gold, silver and platinum group metals (PGMs), primarily from industrial waste streams. It operates two processing and recycling operations in Greenville,
North Carolina. The North Carolina site has a global customer base, which it services from the United Kingdom and South Korea, in addition to its customers in the United States.
Battery metals
Following the Group's decision to withdraw from the Rhyolite Ridge joint venture agreement, the Group disposed of its investment in ioneer
Limited (ioneer) during H2 2025 with the proceeds on the sale amounting to R186 million.
Europe
Battery metals
The Group is developing the Keliber lithium project in Finland (79.82% attributable). During 2025, construction of the Keliber concentrator plant and the lithium-hydroxide refinery were advanced as planned, both scheduled for completion in 2026. Ore extraction at the Syväjärvi open pit mine commenced in February 2026 and the hot commissioning of the Keliber concentrator is expected to start in H1 2026. Hot commissioning of the Keliber lithium refinery is expected to follow in H2 2026, pending final decision subject to market conditions. Exploration activities are also ongoing at the extensive mineral title holdings.
Australia
Green metals
The Group owns 100% of the Century zinc operation in Queensland, which operates the largest tailings retreatment operation in Australia.
The Group is undertaking a feasibility study incorporating the mining of neighbouring phosphate deposits as an alternative use for the considerable fixed infrastructure that would extend the life of the operation, post the TSF depletion.
The feasibility study into reopening the Mt Lyell copper mine in Tasmania (under care and maintenance), has been completed, leading to a maiden Mineral Reserve being declared.
Metals and Production Summary
At our PGM operations in South Africa and Zimbabwe, the primary PGMs produced are platinum, palladium and rhodium, which together with gold, are referred to as 4E (3 PGM+Au). 4E Production prill split ratio in 2025 was approximately 59% (2024: 59%) platinum (Pt), 30% (2024:
30%) palladium (Pd), 9% (2024: 9%) rhodium (Rh) and gold (Au) 2% (2024: 2%). Under the Toll arrangement Sibanye-Stillwater uses Valterra
Platinum Limited to smelt and refine concentrate from its Rustenburg operation and it retains ownership of the refined 4E metal produced. At our Marikana operation all concentrate is smelted to produce furnace matte and is further refined by the base metal and precious metal refineries. The final refined metals are produced as ingots or sponge and comprise platinum, palladium, rhodium, gold, iridium and ruthenium which together are referred to as the 6E. Platinum Mile operations remain on a PoC agreement with Valterra Platinum Limited. The
Marikana operation has agreements in place to purchase PGM concentrate from third parties. The processing of third-party material allows better utilisation of excess smelting and refining capacity.
The US PGM operations primarily produce 78% (2024: 77%) palladium and 22% (2024: 23%) platinum, referred to as 2E (or 2PGM) from primary mining and 21% (2024: 21%) platinum, 71% (2024: 71%) palladium and 8% (2024: 8%) rhodium, referred to as 3E (or 3PGM) from the recycling of spent autocatalytic converters. Ore extraction at its mines takes place within the J-M Reef. A mill at each of the mining operations upgrades the mined production into a concentrated form. Sibanye-Stillwater operates a smelter and base metal refinery in Columbus,
Montana which further upgrades the mined concentrates into a PGM-rich filter cake. The filter cake is then shipped to a third-party refiner for final refining before the PGMs are sold to third-parties.
Also based in the US, and complementing the US recycling operation at Montana, are the Reldan and Metallix recycling operations which are located at Pennsylvania and North Carolina, respectively. Reldan processes and refines a range of precious metals recovered from scrap jewellery, industrial waste, and electronic scrap. These materials are transformed into various low- and high-grade precious metal products. Metallix operates two processing and recycling operations which produces recycled precious metals, including gold, silver and platinum group metals, primarily from industrial waste streams
The major sources of demand for PGMs are for use in autocatalysts, various industrial applications and jewellery. Autocatalysts and jewellery combined accounted for around 60% (2024: 61%) of gross platinum demand in 2025. Gross autocatalyst demand alone accounted for 42%
(2024: 43%) of platinum demand and for 84% (2024: 84%) of palladium demand in 2025. Sibanye-Stillwater sells PGM concentrate from its SA
PGM operations locally and it also sells refined PGMs to customers in the USA, UK, EU, Canada and Japan.
Sibanye-Stillwater mines, extracts and processes gold-bearing ore at its SA gold operations to produce a beneficiated product, doré, which is then refined at Rand Refinery Proprietary Limited (Rand Refinery) to gold bars with a purity of at least 99.9% in accordance with the
London Bullion Market Association’s standards of Good Delivery. Sibanye-Stillwater holds a 44% interest in Rand Refinery, one of the largest

AFR –	10
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
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
In 2025, Sibanye-Stillwater delivered attributable PGM production of 1.80Moz (4E) (2024: 1.84Moz (4E)) and 0.28Moz (2E) (2024: 0.43Moz (2E)),
and produced 19,668kg (0.63Moz) (2024: 21,915kg or 0.70Moz) of gold, from its SA PGM, US PGM, SA gold operations respectively. Sibanye-
Stillwater also produced 1,109 tonnes of Nickel (tNi) (2024: 7,705tNi) at Sandouville and 122 kilotonnes (kt) of zinc in a 46.4% zinc concentrate for 101kt of payable zinc metal at its Century zinc retreatment operation (2024: 100 kt of zinc in a 45.8% zinc concentrate for 82kt of payable zinc metal).
During the 2025 year, Sibanye-Stillwater incurred a loss of R4,739 million (2024: R5,710 million), of which a R5,171 million loss (2024: R7,297 million) is attributable to the owners of Sibanye-Stillwater.
At 31 December 2025, Sibanye-Stillwater had the following attributable mineral reserves
•2E PGM mineral reserves of 19.4Moz (2024: 19.0Moz)
•4E PGM mineral reserves of 29.4Moz (2024: 28.1Moz)
•gold mineral reserves of 9.4Moz (2024: 10.0Moz)
•zinc mineral reserve of 308.2kt (2024: 552.6kt)
•lithium mineral reserve of 248.4kt (2024: 248.4kt)
•Strategy and Outlook
Strategic Overview
The Group’s refreshed strategy, presented in January 2026, is focused on creating a high‑performing, future‑focused metals business by unlocking unrealised value across its diversified portfolio of primary mining, secondary mining and recycling operations. The strategy is designed to enhance returns through the cycle by strengthening operational performance, simplifying the portfolio, applying disciplined capital allocation and advancing value‑accretive growth opportunities aligned with the global energy transition.
The Group’s strategy is underpinned by a continued emphasis on precious metals, complemented by selective exposure to battery and energy‑transition metals, supported by its geographic diversification across South Africa, the Americas, Europe and Australia.
Strategic Pillars
The refreshed strategy is structured around four core pillars:
1.Simplification
The Group is simplifying its operating model and asset portfolio to enhance accountability, agility and management focus. This includes prioritising capital and management attention on assets with the highest return potential, while evaluating partnerships, harvesting strategies or divestments for non‑core assets to crystallise value and improve capital efficiency.
2.Performance Excellence
Performance excellence is targeted through operational discipline, cost efficiency, productivity improvements and safe, consistent delivery.
Initiatives include portfolio‑wide productivity programmes, enhanced mine planning, digital and technology innovation, and a strong focus on safety, sustainability and a values‑driven performance culture. These initiatives are expected to support margin improvement, resource optimisation and improved returns on capital employed.
3.Growth
Growth is focused primarily on organic, value‑accretive projects, with an emphasis on unlocking inherent resource value through brownfield extensions and low capital‑intensity developments. Key growth areas include South African PGM projects, the transition of the South African gold portfolio towards higher‑margin production, and the staged start up of the Keliber lithium project in Europe. External growth opportunities are assessed within a defined value framework, with continued focus on primary mining, secondary mining and recycling assets aligned with the Group’s core capabilities.
4.Capital Allocation
Capital allocation is governed by a disciplined framework prioritising returns, sustainability and balance sheet resilience. The Group targets maintaining liquidity sufficient to cover at least two months of operating and capital expenditure, reducing gross debt over the medium term, and allocating surplus capital between stakeholder returns, debt reduction and life‑extension or growth projects. Capital deployment decisions are subject to risk‑adjusted hurdle rates and are evaluated on a internal rate of return, net present value and return‑on‑invested-
capital basis.
Portfolio and Growth Initiatives
Within South African PGM operations, the strategy focuses on unlocking resource value through integration benefits, mechanisation projects and selective internal investments aimed at extending life of mine and increasing future production at relatively low capital intensity.
In the South African gold portfolio, the Group is transitioning towards a higher‑margin, longer‑life production profile, supported by its interest in DRDGOLD and the evaluation of shallow underground and secondary mining opportunities, including the Burnstone project, subject to feasibility outcomes and investment approval.

AFR –	11
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
The Keliber lithium project represents a key element of the Group’s battery metals strategy. The project is being progressed through a staged start‑up approach, providing flexibility and optionality across the value chain, with defined holding points prior to committing to full battery‑grade lithium hydroxide production. This phased approach is intended to manage execution risk, capital intensity and market uncertainty while positioning the Group within European critical minerals supply chains.
Operating Model and Organisational Alignment
The previous strategy was supported by a regionalised growth and capital allocation approach with decentralised operational accountability. The updated strategy presented in January 2026 centralises Group oversight for strategic growth, capital allocation, portfolio optimisation, project development and execution. This structure is intended to maximise return on capital employed, facilitate the development of project execution as a core competency and allow for enterprise-wide alignment with the Group's strategic priorities.
Strategic Outlook
Management believes that the refreshed strategy positions the Group to remain resilient in a rapidly changing macroeconomic and geopolitical environment, characterised by evolving demand dynamics for critical metals, increasing regulation and ongoing commodity price volatility. By focusing on performance excellence, portfolio simplification, disciplined capital allocation and value‑accretive growth, the Group aims to improve margins, enhance returns on capital and deliver sustainable value for shareholders and other stakeholders over the long term.
Factors affecting Sibanye-Stillwater’s performance
Commodity prices
Sibanye-Stillwater’s revenues are derived primarily from the sale of the PGMs and gold produced from its own mines and processed at its recycling facilities, which include the U.S. Columbus (U.S. PGM recycling) PGM, Reldan and Metallix operations. At these facilities, the Group generates revenue from the sale of gold, silver, copper, and PGMs recovered from reclaimed industrial manufacturing scrap, post-consumer electronic scrap, and jewellery scrap, as well as from the sale of silver and mixed scrap. The Group also derives revenues from the sale of zinc and silver in concentrate from the Century zinc retreatment operation. The Group also derived revenues from the sale of nickel metal and nickel salts at the Sandouville nickel refinery which ramped down and ceased production during 2025. For mined production, Sibanye-
Stillwater does not generally enter into forward sales, commodity derivatives or other hedging arrangements in order to establish a price in advance of the sale of its production, unless these derivatives are used for risk mitigation and project funding initiatives. As a result, Sibanye-
Stillwater is normally exposed to changes in commodity prices for its mined production.
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
Metals recovered from recycled materials at the Columbus metallurgical facilities in Montana, the Reldan facilities in Pennsylvania, and the
Metallix facilities in North Carolina are normally price-hedged at the time the material is purchased. The recovered metal ounces are then delivered against the hedge instrument once the metals are processed and recovered. This process mitigates exposure to commodity price volatility during the outturn period, which is approximately sixty to ninety days for Columbus and thirty to one hundred and eighty days for
Pennsylvania and North Carolina sites.
As detailed previously, PGM, gold, nickel and zinc hedging is normally considered under one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; financing projects; or to safeguard the viability of higher cost operations. For a list of commodity price hedges for the year ended 31 December 2025, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 35.2: Risk management activities.
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
Platinum
The platinum price gained 125% in 2025. The price traded sideways until late May when it started to rally. The price rose to a record high of
$2,459/oz on 26 December before pulling back in the last few trading days of the year. In South Africa, supply disruptions in the first half of the year, along with smelter maintenance which resulted in a build-up of partially processed material, reduced the supply of refined platinum in 2025. China reported significantly higher platinum imports in the first half of the year. The potential for the US to impose tariffs on imported precious metals resulted in significant transfer of platinum into the US, which reduced liquidity outside the US. The continued strong rally in gold stretched relative valuations helping to lift platinum higher.
Without the disruptions that impacted 2025, primary production in South Africa is expected to rise in 2026. There are also three projects that are ramping up production in South Africa and one in Russia. With a higher platinum price China’s platinum imports could be lower than in
2025. A high platinum price may be detrimental to jewellery demand. With the platinum price now substantially higher than the palladium price there may be some reduction of the platinum loading in gasoline tri-metal autocatalysts with the palladium loading being increased.
The volatility of the price of platinum is illustrated in the platinum price table below (which shows the annual high, low and average market price of platinum). Over the period from 2023 to 2025, the platinum price fluctuated between a high price of US$2,539/oz and a low price
US$839/oz.

AFR –	12
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED

	US$/oz1,2
Platinum	High	Low	Average
2023	1,132	839	962
2024	1,105	865	956
2025	2,539	852	1291
2026 (through 17 April 2026)	2,880	1,817	2,173
[1] Rounded to the nearest US dollar
[2] Metal price sourced from EquityRT
The market price of platinum was US$2,056/oz at 31 December 2025 and was US$2,142/oz on 17 April 2026.
Palladium
The palladium price ended 2025 at $1,634/oz, a rise of 84%. The price reached a peak of $2,072/oz in December, its highest price for more than three years. Reduced output from Stillwater and supply disruptions in South Africa contributed to a decline in primary palladium production. Battery electric vehicles (BEVs) sales continued to grow, particularly in China and Europe, resulting in lower sales of combustion engine light vehicles globally, reducing automotive palladium demand. Secondary supply of palladium increased as the rising palladium price resulted in greater volumes of spent catalytic converters being recycled. Palladium also experienced some pre‑emptive flows into the
US amid tariff‑related trade uncertainty, particularly in response to anti‑dumping investigations focused on Russian supply. However, these movements were more limited and temporary than those observed in platinum, with a smaller impact on global liquidity.
South African palladium production is anticipated to recover from disruptions last year. A palladium rich project in Russia is ramping up production and three projects in South Africa will also contribute some additional metal. Nornickel, the largest producer of palladium, has released production guidance for 2026 that is ~300 koz (~10%) lower than the output achieved in 2025. Globally, production of battery electric vehicles is predicted to rise faster than the overall market which reduces automotive palladium requirements.
The volatility in the price of palladium is illustrated in the palladium price table below (which shows the annual high, low and average market price of palladium). Over the period from 2023 to 2025, the palladium price fluctuated between a high price of US$2,072/oz and a low price
US$808/oz.

	US$/oz1,2
Palladium	High	Low	Average
2023	1,840	920	1,321
2024	1,248	808	975
2025	2,072	861	1,161
2026 (through 17 April 2026)	2,196	1,344	1,695
[1] Rounded to the nearest US dollar
[2] Metal price sourced from EquityRT
The market price of palladium was US$1,634/oz at 31 December 2025 and was US$1,601/oz on 17 April 2026.
Rhodium
The rhodium price increased by approximately 98% from the average of US$4,638/oz in 2025, ending the year at $9,175/oz. Primary rhodium supply fell slightly in 2025 owing to disruptions to production in South Africa. Automotive demand for rhodium dipped as BEVs took market share from combustion engine light vehicles.
A further decline in rhodium automotive demand is anticipated in 2026 because BEVs are forecast to gain greater market share.
The volatility of the price of rhodium is illustrated in the rhodium price table below (which shows the annual high, low and average market price of rhodium). Over the period from 2023 to 2025, the rhodium price fluctuated between a high price of US$12,400/oz and a low price
US$4,000/oz.

	US$/oz1,2
Rhodium	High	Low	Average
2023	12,400	4,000	6,108
2024	4,825	4,325	4,638
2025	9,175	4,575	6,281
2026 (through 17 April 2026)	12,250	9,550	10,656
1 Rounded to the nearest US dollar
2 Metal price sourced from EquityRT
The market price of rhodium was US$9,025/oz at 31 December 2025 and was US$10,100/oz on 17 April 2026.

AFR –	13
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
Gold
The gold price rose by 65% in 2025, reaching a record high price of US$4,550/oz in December. The price began the year at $2,624/oz and ended the year at $4,319/oz. There were several interrelated trends linked to the US economy and geopolitical events that caused investors to increase their holdings of gold and a weaker US dollar also helped propel the gold price higher. Purchases of gold bars and coins were higher year-on-year and gold held in ETFs increased significantly. In addition, central bank purchases of gold for their reserves remained at a high level. However, the high price resulted in lower sales of gold jewellery.
The trend of central banks increasing their gold reserves has been in place for more than 10 years and is likely to continue in 2026, although the amount purchased may not be as high as in 2025. Further interest rate cuts were projected by the US Federal Reserve, and if the US dollar weakens that would typically be supportive of a higher gold price. If the gold price remains high gold jewellery demand could decline further.
The volatility of the price of gold is illustrated in the gold price table below (which shows the annual high, low and average of the London afternoon fixing price of gold). Over the period from 2023 to 2025, the gold price fluctuated between a high price of US$4,550/oz and a low price US$1,804/oz.

	US$/oz1,2
Gold	High	Low	Average
2023	2,135	1,804	1,943
2024	2,790	1,984	2,390
2025	4,550	2,615	3,443
2026 (through 17 April 2026)	5,608	4,099	4,834
[1] Rounded to the nearest US dollar
[2] Metal price sourced from EquityRT
The London afternoon fixing price of gold was US$4,319/oz at 31 December 2025 and was US$4,834/oz on 17 April 2026.
Zinc
Zinc prices weakened sharply in early 2025 but recovered strongly in the second half, ending the year higher, supported by low inventories and supply‑side constraints despite a broadly balanced‑to‑surplus market. Looking ahead to 2026, market consensus points to a more subdued price environment, with increasing mine and smelter supply expected to result in a refined zinc surplus. As a result, zinc prices are forecast to remain range‑bound to slightly lower than late‑2025 levels, with upside largely dependent on renewed supply disruptions or stronger‑than‑expected demand growth.
The volatility of the price of zinc is illustrated in the zinc price table below (which shows the annual high, low and average market price of zinc). Over the period from 22 February 2023 to 31 December 2025, the zinc price fluctuated between a high price of US$3,296/t and a low price US$2,045/t.

	US$/t1,2
Zinc	High	Low	Average
2023	3,116	2,045	2,555
2024	3,296	2,301	2,812
2025	3,215	2,518	2,854
2026 (through 17 April 2026)	3,579	3,031	3,274
[1] Rounded to the nearest US dollar
[2] Metal price sourced from EquityRT
The market price of zinc was US$3,122/t at 31 December 2025 and was US$3,436/t on17 April 2026.

AFR –	14
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
Silver
Silver ended the 2025 year at $71.26, an increase of approximately 241% from the average of US$29.59/oz in 2025. During the year ended 31
December 2025, the silver price recorded a significant and sustained increase, reflecting a combination of supportive macroeconomic conditions, strong industrial demand, and tightening supply fundamentals. At the beginning of 2025, silver traded in the low US$30/oz range, remaining relatively stable through the first half of the year before entering a pronounced upward trend in the second half when the metal entered an accelerated price rally. The rally was underpinned by robust industrial demand, particularly from the solar photovoltaic, electronics, and electric vehicle sectors, combined with a persistent global supply deficit, as silver production remained constrained by its by‑product nature and limited new mine development.
The strong price performance reflected both fundamental supply‑and‑demand dynamics and increased investor participation, which continued to support prices into early 2026.
The volatility of the price of silver is illustrated in the silver price table below (which shows the annual high, low and average market price of silver). Over the period from 15 March 2024 to 31 December 2025, the silver price fluctuated between a high price of US$83.62/oz and a low price US$24.32/oz.

	US$/oz1,2
Silver	High	Low	Average
2024	34.86	24.32	29.59
2025	83.62	28.43	40.18
2026 (through 17 April 2026)	121.64	60.94	81.86
[1] Rounded to the nearest US dollar
[2] Metal price sourced from EquityRT
The market price of silver was US$71.26/oz at 31 December 2025 and was US$80.76/t on17 April 2026.
Lithium
The battery grade lithium carbonate price fell to a low of $8,259/t in July 2025. The price then rebounded above $10,000/t during Q3 2025 and accelerated higher in Q4 2025 to end the year at $17,026/t, an increase of 65% over the year. The lithium hydroxide monohydrate
(lithium hydroxide) price was less volatile but followed the same trajectory as lithium carbonate, falling during the first half of the year and then rebounding. The lithium hydroxide price reached a low of $8,144/t in June and then rallied to the end of year at $14,866/t. Battery electric and plug-in hybrid vehicle production increased lifting lithium carbonate demand. Battery storage system growth accelerated during 2025. A major Chinese mine closed down after the expiry of a mining licence in August 2025.
Further growth in battery electric and plug-in hybrid production is forecast which, combined with battery storage system growth, is projected to lift lithium demand. Mine supply is projected to increase as five projects are scheduled to start up in 2026. Demand is expected to rise by more than supply leading to a smaller surplus market in 2026.
The volatility of the price of lithium carbonate is illustrated in the table below (which shows the annual high, low and average market price of lithium carbonate). Over the 2025 year, the lithium carbonate price fluctuated between a high price of US$17,026/t and a low price
US$8,259/t.

	US$/t1,2
Lithium carbonate	High	Low	Average
2025	17,027	8,259	10,471
2026 (through 17 April 2026)	24,568	17,027	21,549
[1] Rounded to the nearest US dollar
[2] Metal price sourced from Bloomberg
The market price of lithium carbonate was US$17,438/t at 31 December 2025 and was US$24,568/t on17 April 2026.
The volatility of the price of lithium hydroxide is illustrated in the table below (which shows the annual high, low and average market price of lithium hydroxide). Over the 2025 year, the lithium hydroxide price fluctuated between a high price of US$14,866/t and a low price
US$8,144/t.

	US$/t1,2
Lithium hydroxide	High	Low	Average
2025	14,866	8,144	9,891
2026 (through 17 April 2026)	24,568	14,866	21,542
[1] Rounded to the nearest US dollar
[2] Metal price sourced from Bloomberg
The market price of lithium hydroxide was US$14,866/t at 31 December 2025 and was US$24,568/t on17 April 2026.
Exchange rate
Sibanye-Stillwater’s SA PGM and gold operations (with the exception of Mimosa) are all located in South Africa, and its revenues are equally sensitive to changes in the US dollar PGM (4E) basket and gold prices, and the rand/US dollar exchange rate (the exchange rate).
Depreciation of the rand against the US dollar results in Sibanye-Stillwater’s revenues and operating margins increasing. Conversely, should the rand appreciate against the US dollar, revenues and operating margins would decrease. The impact on profitability of any change in the exchange rate can be substantial. Furthermore, the exchange rates obtained when converting US dollars to rand are set by foreign

AFR –	15
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
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
Inflation moderated across key jurisdictions during 2025. In South Africa, CPI declined to an average of 3.2%, the lowest annual inflation rate in over two decades (2024:4.4%), although mining‑sector inflation continued to exceed headline CPI due to above‑inflation wage increases, electricity tariffs and higher input costs. In the US, inflation eased further to an average of approximately 2.7% in 2025 (2024: 2.9%), while in
Europe inflation declined significantly, with France recording approximately 0.8% (2024: 2.0%) and Finland approximately 0.2% (2024: 0.7%). In
Australia, CPI remained elevated at approximately 3.7% in 2025 (2024: 4.1%), reflecting persistent labour and energy cost pressures, despite moderating headline inflation. Across all regions, cost pressures in energy‑intensive and labour‑dependent operations continued to exceed general inflation trends.
Sibanye-Stillwater’s operations are labour intensive. Labour represented 34% and 32% during 2025 and 2024, respectively, of Group cost of sales, before amortisation and depreciation.
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
Sibanye-Stillwater concluded a three-year wage agreement in December 2025 at its SA gold operations. The wage agreement was signed with AMCU, NUM, UASA and Solidarity regarding annual wage and benefit increases for the SA gold employees. The agreement is effective for three years from 1 July 2025 to 30 June 2028, with the estimated average three-year basic wage increase for the total bargaining-unit wage bill, including all benefits, approximately 5.4% per annum. Category 4- 8 employees will receive an increase on the greater of the standard rate of pay of R850 or 4.5% in year 1; R900 or 4.8% in year 2; and R1,000 or 5.0% in year 3 while miners, artisans and officials will receive increases of 4.5% in year 1, 4.8% in year 2 and 5.0% in year 3 of the agreement.
Historically, the South African mining industry experienced union unrest. Unions such as AMCU and NUM are dominant in the industry and engagements remain robust, but could result in disputes and industrial action, with the risk of disrupting Sibanye-Stillwater’s business and expose Sibanye-Stillwater to liability.
In the United States, Sibanye-Stillwater’s employees located at the US PGM operations, which include the Stillwater and East Boulder mines and the Metallurgical Complex are covered by two collective bargaining agreements with the United Steel Workers Local 11-001 (USW Local
11-0001). Sibanye-Stillwater and the United Steel Workers International Union (USW) agreed to one-year contract extensions in June 2025. The
Stillwater Mine and Columbus contract expires on May 31, 2026, and the East Boulder Mine contract expires on July 31, 2026. Sibanye-
Stillwater is subject to the risk of strikes and other labour disputes at its US PGM operations, and its ability to alter labour costs is restricted by the fact that unionised employees are party to collective bargaining agreements.
Labour represented approximately 3.35% of Sibanye-Stillwater’s Pennsylvania (Reldan) recycling operations costs for 2025 (2024: 3%).
Pennsylvania recycling site workforce is non-unionised and received an inflationary adjusted wage increase of approximately 4% for the
2025 financial year (2024: 4%).
Labour represented approximately 5.87% of Sibanye-Stillwater’s North Carolina (Metallix) recycling operations costs for 2025 (since acquisition: 4 September to 31 December 2025). North Carolina recycling site workforce is non-unionised and received an inflationary adjusted wage increase of approximately 3.22% for the 2025 financial year.
In France, it is mandatory to engage with the Unions once a year to discuss compensation/ hours of work and this annual negotiation is called “Négociation Annuelle Obligatoire” (NAO). This annual meeting ends up either with a signed agreement or with a signed disagreement. At Sandouville, the negotiation period takes place early in the year and the provisions are effective backdated to 1January of the same year. Following the stoppage of the matte processing in Sandouville an agreement on a voluntary leave plan was reached with the unions in 2025 leading to 86 leavers until December 2025. In January 2026 another agreement was signed on partial unemployment for all staff at a maximum of 40% unemployment per employee on average in order to reduce further the working headcount down to 62. This plan was endorsed by the French Authorities on the 5th of January 2026 for 24 months subject to the conditions that the employer does not make any redundancy (otherwise, the unemployment indemnities must be reimbursed) and that staff employees are trained and developed to adapt to the future industrial environment.
The Australian labour market remained competitive in 2025, particularly in the mining sector, which continues to experience above‑average job vacancy rates and strong demand for skilled labour. Mining maintains one of the highest vacancy rates in the country at around 4.3%,

AFR –	16
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
indicating sustained workforce pressure, and overall national employment is still growing - increasing 1.2% over the past year to January
2026. The Mt Lyell Project, which is currently in care and maintenance, has an existing, but expired, wage agreement which is in the process of being renegotiated. For the Century and Karumba operations in far North Queensland and the Australian regional office, no wage agreements are in place, preferencing a direct engagement with employees and wage increases are based on a paid for performance approach, with the overall wage increase not exceeding 3% for 2026.
The purchasing costs of spent catalytic material incurred by the US PGM recycling operation are variable and correlated with the PGM prices and comprised 17% and 7% of Group Cost of Sales, before amortisation and depreciation in 2025 and 2024 years, respectively.
Similarly, the purchasing costs of third-party concentrate at the SA PGM operations are variable and correlated with the PGM prices and comprised 3% and 6% of the total SA PGM cost of Sales, before amortisation and depreciation in 2025 and 2024.
During 2025 electricity tariffs continued to increase above inflation. Power and water together accounted for 14% in 2025 and 12% in 2024 of
Group cost of sales before amortisation and depreciation. Notwithstanding this, operating costs at the Group’s SA PGM and SA gold operations increased during the year, driven primarily by above‑inflation increases in labour, electricity and consumable input costs.
Labour costs were impacted by wage increases concluded through collective bargaining agreements, while electricity tariffs and consumable prices continued to increase at rates exceeding headline inflation. Electricity supplied by Eskom increased by an average of
12.74% during 2025, while no increases were recorded for electricity supplied by independent power producers (IPPs), as these facilities only commenced generation in March and September 2025, with future tariff increases expected to be CPI‑linked.
During 2025, electricity consumption sourced from Eskom decreased to 94.4% (4,597,230 MWh), with renewable energy procured under power purchase agreements accounting for 5.6% (293,042 MWh) of total consumption. Renewable energy supply is expected to increase further during 2026. In addition, management expects approximately 20% cost savings on electricity supplied under IPP and trader contracts relative to Eskom tariffs.
These cost pressures resulted in higher unit costs and adversely affected operating margins during the period. Although the SA PGM and SA gold operations benefit from US dollar‑linked revenues against predominantly rand‑denominated cost structures, providing a partial natural hedge, this did not fully mitigate the impact of sustained above‑inflation cost increases during the period. As a result the Group’s SA PGM and SA gold operations remain sensitive to ongoing cost inflation, notwithstanding favourable movements in the ZAR/USD exchange rate.
Production
Sibanye-Stillwater’s revenues are driven by its production levels and the price it realises from the sale of PGMs, gold, nickel, zinc and associated co- and by- products, as discussed above. Production can be affected by a number of factors including mining grades, safety related work stoppages, industrial action and other mining related incidents and any global grey elephant events including climate change related events such as a flood and bush fires in some operations. These factors could have an impact on production levels in the future.
The SA PGM operations production of 1,797,928 4Eoz for 2025 (including attributable ounces from Mimosa and third-party PoC) was 2% lower than 2024. The decrease in production from the SA PGM operations year-on-year was mainly due to underground production from the
Marikana operations which declined due to safety related stoppages (particularly at the high production Saffy shaft). 4E PGM PoC production was 24% lower when compared to  2024 at 73,150 4Eoz for 2025, mainly due to heavy rainfall and the transition between tailings storage facilities.
Gold production at the managed SA gold operations of 15,066 kg (484,383 oz) for 2025 was 11% lower than 2024, mainly resulting from significant operational disruptions at the Kloof operation compounded by elevated seismicity in high grade Isolated Blocks of Ground.
Mined PGM production from the US PGM operations in 2025 of 284,069 2Eoz was 33% lower mainly due to the reduced production profile following restructuring undertaken during 2024 in which the Stillwater West mine was placed on care and maintenance from the end of
2024. 3E PGM recycled production for 2025 decreased marginally by 2% to 308,617 3Eoz.
The Columbus (US PGM) recycling operations fed an average of 10.2 tonnes per day of spent autocatalyst for 2025, 4% lower than for 2024.
The Pennsylvania (Reldan) recycling operations sold 138,977 oz gold, 2,031,547 oz silver, 17,697 oz platinum, 24,103 oz palladium and 3.1 million lbs of copper and processed 8.9 million lbs of industrial scrap. For the four months ended 31 December 2025 the North Carolina
(Metallix) recycling operations contributed revenue of R1,590 million.
The Sandouville refinery produced 628 tonnes of nickel metal (tNi) in 2025 representing a decrease of 90% compared to 2024 and 481 tonnes of nickel salts representing a decrease of 58% compared to 2024. The overall production of 1,109tNi was 86% lower year-on-year as the site ramped down and ceased production during 2025.
The Century zinc tailings retreatment operation produced 101kt of payable zinc metal at an AISC of R34,356/tZn (2024: R42,446/tZn).
Production for 2025 increased by 22% due to positive weather conditions which enabled increased run time and plant stability with increased throughput and favourable head grade and recoveries.
Safety stoppages
Stringent enforcement of mine health and safety legislation is increasing in South Africa. In certain instances, environmental conditions may contribute to safety risks, which could also result in the issuance of safety-related stoppage instructions. Regulators, such as the Department of Mineral Resources and Energy in South Africa, can and do issue in the ordinary course of operations, instructions, such as Section 54 work stoppages, after routine visits or following safety incidents or accidents to partially or completely halt operations at affected mines until corrective measures are agreed and implemented. In 2025, Sibanye-Stillwater’s South African gold operations experienced 16 Section 54 work stoppages (2024: 24) and 21 Section 54 work stoppages at the South African PGM operations (2024: 27).
In the United States, underground mines, including the Stillwater and East Boulder Operations, are continuously inspected by the Mine Safety and Health Administration (MSHA) which can lead to notices of violation. Any of Sibanye-Stillwater’s US mines could be subject to a temporary or extended shut down as a result of a violation alleged by the MSHA, known as “k-orders”. In 2025 the US Region had 4 “k-orders”
issued (2024: 6).

AFR –	17
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
The Sibanye-Stillwater Pennsylvania (Reldan) and North Carolina (Metallix) recycling operations did not have any work stoppages as a result of inspections by the Occupational Safety and Health Administration (OSHA) and the Environmental Protection Agency (EPA).
At the European region at Keliber there were no regulatory stoppages to the development of the project by the occupational authorities.
The Australian region did not have any work stoppages as a result of inspections by the relevant governing bodies, including Resources
Safety & Health Queensland and WorkSafe Tasmania.
Royalties, carbon tax and mining tax
The following is a summary of certain material tax considerations applicable to the Group and is not intended to be complete analysis of all tax consequences. The summary below is based on laws and administrative practice in force as of the date hereof, which may be subject to change, potentially with retrospective effect.
South Africa
Mining operations in South Africa are subject to a royalty payable to the South African government based on revenue, in terms of the
Mineral and Petroleum Resource Royalty Act 2008 (Royalty Act). The Royalty Act imposes a royalty on the transfer of mineral resources and provides for different royalty formulae for refined and unrefined mineral resources. The Royalty Act imposes a royalty on the transfer of mineral resources and provides for different royalty formulae for refined and unrefined mineral resources. Mineral resources are classified as refined or unrefined with reference to the conditions prescribed in Schedule 1 (refined) and Schedule 2 (unrefined) of the Royalty Act. The royalty rate is determined using a sliding‑scale formula that takes into account (among other factors) gross sales and a profitability measure, subject to statutory caps. Based on published guidance, the royalty rate ranges from a minimum of 0.5% up to a maximum of 5% for refined minerals and up to a maximum of 7% for unrefined minerals.
The Carbon Tax Act, 2019 (the Carbon Tax Act), with effect from 1 June 2019, which imposes a tax on carbon dioxide equivalent (CO₂e)
emissions in excess of applicable tax‑free allowances. Carbon tax liability is determined with reference to gross CO₂e emissions, reduced by tax‑free allowances and offsets available under the Carbon Tax Act and related regulations. As a result of these allowances, the effective carbon tax burden may be significantly lower than the statutory carbon tax rate, depending on its emissions profile and eligibility for allowances. The Carbon Tax Act was amended in 2022 to provide for progressive increases in the statutory carbon tax rate, which is scheduled to increase from R236 per tonne in 2025 to R462 per tonne by 2030, with further increases to be announced thereafter. In parallel, certain tax‑free allowances are expected to be phased down over time, which is anticipated to result in a gradual increase in the Group’s effective carbon tax rate. Proposed amendments to the Carbon Tax Act provide for the introduction of a higher carbon tax rate of R640 per tonne of CO₂e in respect of emissions exceeding an allocated carbon budget, to become effective once the mandatory carbon budget system is operational and brought into force by notice of the Minister of Finance. The proposed exceedance rate would apply without tax‑free allowances and is intended to be punitive in nature. The previous 5% carbon budget‑linked allowance under the Carbon Tax Act ceased on 31 December 2025.
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
In the United States, there are no federal taxes specific to mineral extraction; mining companies are subject to general federal, state, county and municipal taxes, including income, payroll, sales, property and use taxes. Sibanye-Stillwater’s US PGM operations are subject to the US federal corporate income tax rate of 21% and are subject to tax in the states of California, Colorado, Florida, Montana, North Carolina,
Pennsylvania and Utah. The Inflation Reduction Act (IRA) of 2022 added a new tax code, Section 45X, which allows for an advanced manufacturing production tax credit for manufacturing of critical minerals within the US. Under the final rules issued in October 2024, the company is eligible to claim a 10% production tax credit on costs associated with the production of primary (mined) and secondary
(recycled) applicable critical minerals. Due to the fact that the US PGM operations outsources the purification of platinum, palladium and rhodium to an unrelated third party refinery, it is required that the US PGM operations must enter into an agreement with the third party that identifies the US PGM operations as the sole party that may claim the credit and both the third party and the US PGM operations signs a certification statement reflecting this agreement. During June 2025, the certification statements relating to the 31 December 2023 and
31 December 2024 financial years were signed by the US PGM operations and the third party refinery. The refining agreement was also amended to address the certification for the remainder of the contract period. Accordingly, R2,472 million and R1,931 million were recognised as income during the year ended 31 December 2025, but in respect of the 2023 and 2024 Section 45X credits, respectively.
These credits are expected to be received in 2026 or 2027 when the tax returns will be assessed by the relevant authority. There is no carbon tax in the United States.
From 1 January 2024, private parties carrying out mining activities in Finland are subject to a separate tax on mined minerals under the Act on Mined Minerals Tax (314/2023). The tax applies to minerals mined in Finland, excluding minerals obtained through gold panning, and is payable by the entity holding the mining permit. Metallic minerals are subject to a value‑based royalty of 0.6% of the taxable value of the metal contained in the mined mineral. The taxable value is determined based on international market prices and applies to an exhaustively listed group of metals, including precious metals (such as gold, silver, platinum and palladium), base metals (including copper, nickel, cobalt, zinc and lead), as well as iron, lithium and uranium. The taxable values are confirmed annually by the Finnish Tax Administration.
Under current legislation, the mining tax applies in addition to corporate income tax and other generally applicable taxes. Amendments approved by the Finnish Parliament in December 2025 will significantly increase the mining tax rates from 1 January 2026, including an increase in the value‑based royalty on metallic minerals and the volume‑based royalty on industrial minerals. These increases are not effective for 2024 or 2025. Under Finnish tax legislation, resident companies are subject to Finnish corporate income tax at a rate of 20% on their taxable income. While the Finnish government has announced a reduction of the corporate income tax rate to 18% from 2027, this

AFR –	18
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
change has not yet entered into force. Finland also levies a carbon tax on fossil fuels, calculated based on the amount of CO₂e emissions rising from their use. The carbon tax rate applicable in 2024 and 2025 is approximately €93 per tonne of CO₂e, subject to fuel‑specific adjustments and interactions with the EU Emissions Trading System. Keliber is not paying any corporate income tax as it remains in the project development phase and is currently incurring losses.
Australian tax legislation levies a 30% tax on corporate income and Australia does not levy a national carbon tax. There was no corporate income tax liability for the Australian region at 31 December 2025. Royalty tax is payable on zinc concentrate produced in all states of
Australia. All royalty systems in Australia are value-based, and the rate applied depends on the form in which the mineral is sold and the sales price. For concentrate material subject to substantial enrichment through a concentration plant, which is produced in Queensland, the royalty rate is varies between 2.5 and 5.0 per cent of the sales value.
Sensitivity Analysis
The Group’s financial performance is exposed to movements in commodity prices, exchange rates and operating costs. The following sensitivity analysis illustrates the effect of reasonably possible changes in these key variables on adjusted EBITDA for the year ended
31 December 2025, assuming all other variables remain constant.
A 10% decrease or increase in the gold price, at the SA gold operations, would have resulted in an approximate increase or decrease, respectively, of R3,199 million in adjusted EBITDA.
A 10% decrease or increase in the 4E PGM basket price, at the SA PGM operations, would have resulted in an approximate increase or decrease, respectively, of R4,971 million in adjusted EBITDA.
A 10% decrease or increase in the 2E PGM basket price, the US PGM underground operations, would have resulted in an approximate increase or decrease, respectively, of R539 million in adjusted EBITDA.
A 10% decrease or increase in the average equivalent zinc concentrate price price would have resulted in an approximate increase or decrease, respectively, of R420 million in adjusted EBITDA.
A 10% decrease or increase in the price of all commodities of the Group i.e. gold,  2E PGM basket,  3E PGM basket,  4E PGM basket, average equivalent zinc concentrate and nickel equivalent basket price would have resulted in an approximate decrease or increase in adjusted EBITDA of R8,099 million and R9,898 million, respectively.
The above sensitivities ares based on attributable production for the year and excludes the impact of any hedging arrangements.
The Group’s operating cost base is predominantly denominated in South African rand. A 10% strengthening of the rand against the US dollar would have resulted in an approximate decrease in the Group adjusted EBITDA of R10,137 million and a 10% weakening of the rand against the US dollar would have resulted in an approximate increase  in the Group adjusted EBITDA of R10,531 million.
A 10% decrease or increase in operating costs would have resulted in an approximate decrease or increase, respectively, of R8,902 million in adjusted EBITDA.
These sensitivities are intended to provide an indication of the potential impact of changes in key variables and do not reflect the effects of any mitigating actions that management may take in response to such changes.
Capital management outlook
The Group’s capital management objectives remain focused on maintaining balance sheet strength, preserving liquidity through the commodity price cycle and ensuring ongoing compliance with financial covenants. Capital allocation priorities include sustaining capital expenditure required to maintain safe and efficient operations, completion of committed growth projects, disciplined debt reduction and shareholder returns.
Capital expenditure
Capital allocation falls under one of the Group's strategic essentials and under the refreshed strategy recently announced in January 2026, the Group will ensure capital allocation through a disciplined framework prioritising returns, balance sheet and growth flexibility and securing sustainability. Capital allocation priorities start with using the net cash from operating activities before dividends and ensuring that the non-
negotiable capital requirements of sustaining and ore reserve development capital, and a liquidity buffer of greater than 2 months of opex and capex are covered. The remaining capital available for allocation is then available to be utilised with approximately one third going to each of the following: Stakeholder returns, Debt reduction and Life extension and/or growth. Stakeholder returns are determined in line with the Group's dividend policy with a payout ratio of between 25% to 35% of normalised earnings. The targeted outcomes of capital allocation are to ensure that the Group is able to maintain a net debt:Adjusted EBITDA ratio of less than one times through the cycle and a targeted reduction in gross debt over the next 2 to 3 years from existing levels.
Current capital projects include the K4 project at the SA PGM operations and Keliber lithium project in Finland, both of which are in their final stages of completion. The Burnstone project remained on care and maintenance during 2024 and 2025. Due to the high gold price, the options to continue development of the Burnstone project are being evaluated and the Group is following its internal approval process with a decision expected by the end of Q2 2026 .
In 2025, Sibanye-Stillwater’s total cash capital expenditure was R20,307 million (2024: R21,569 million), a decrease of 6%. Capital spend in
2025 remained stable on the Keliber project and the the decrease was mainly due to a reduction in capital expenditure spend at the US
PGM operations, following the restructuring in 2024 which placed Stillwater West mine on temporary care and maintenance.
Sibanye-Stillwater expects to spend approximately R19.3 billion on capital in 2026, which includes the capital expenditure of DRDGOLD
(R3.4 billion) and Mimosa (R0.3 billion). The actual amount of capital expenditure will depend on a number of factors, such as production volumes, the commodity prices and general economic conditions and may differ from the amount forecast. Some of these factors are outside of the control of Sibanye-Stillwater.

AFR –	19
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
SA PGM operations
Capital expenditure at the SA PGM operations increased by 1% from R5,845 million in 2024 to R5,886 million in 2025, with ore reserve development 5% lower at R2,344 million (2024: R2,472 million), sustaining capital 12% higher at R2,867 million (2024: R2,566 million) and project spend decreasing by 16% from R807 million in 2024 to R675 million in 2025. Sustaining capital of R2,867 million was 12% higher mainly due to the replacement and upgrades of essential equipment at the mining operations and infrastructure upgrades at the Precious Metals Refinery
(PMR). Project capital of R675 million was 16% lower primarily due to deferred spending on the Marikana K4 and Siphumelele projects.
Project capital decreased by 16% to R675 million due to the completion of expenditure for a reflux classifier plant at Rustenburg during 2024, and a 10% decline in project capital at K4 project to R590 million in line with the ramp-up plan.
SA gold operations
Total capital expenditure at the managed SA gold operations decreased by 4% from R3,882 million in 2024 to R3,721 million in 2025. Project capital at the managed SA gold operations decreased by 96% to R14 million in 2025 (2024: R354 million) mainly due to the Burnstone project being placed on care and maintenance during H1 2024. Capital expenditure at DRDGOLD remained elevated due to expenditure on the
Far West Gold Recoveries facility but decreased by 12% to R3.0 billion primarily due to a 15% decrease in project capital expenditure.
US PGM operations
Capital expenditure at the US PGM operations for 2025 was 40% lower at R1,713 million (2024: R2,834 million) with sustaining capital 41% lower at R366 million (2024: R623 million) and ore reserve development (ORD) expenditure 37% lower at R1,212 million (2024: R1,920 million). This was in line with the Q4 2024 restructuring plan mentioned previously. Project capital expenditure decreased by 54% to R135 million for 2025.
US Pennsylvania (Reldan) and North Carolina (Metallix) recycling operations
Total sustaining capital expenditure at the US Pennsylvania (Reldan) and North Carolina (Metallix) recycling operations was R46 million
(2024: R10 million).
European region
Total capital expenditure from the European region included project expenditure capitalised on the Keliber project of R5,756 million
(EUR296 million) and sustaining capital expenditure at Sandouville nickel refinery was R28 million. At the end of December 2025, total project capital expenditure for the construction phase amounted to €693 million (R14.1 billion) (excluding capitalised interest and exploration) and in line with the revised capital forecast of €783 million (R15.9 billion) in 2024 real terms.
Australian region
Total capital expenditure from the Century operation decreased by  39% from R192 million in 2024 to R114 million in 2025 and included
R59 million of sustaining capital expenditure and R55 million of growth projects. The decrease in sustaining capital expenditure was due to once off infrastructure expenditure in 2024 post the bushfire recovery, and the five yearly scheduled maintenance overhaul for the Century transhipment vessel, the Wunma. Sustaining capital expenditure during 2025 focused on maintaining asset integrity, strengthening operational resilience and ensuring the long-term reliability of critical infrastructure. Project capital expenditure of R55 million was due to spend and capitalisation of costs relating to the phosphate feasibility study that commenced in 2025.
Mt Lyell copper project:
The Mt Lyell feasibility study (AACE Class 2 Estimate) was completed at the end of 2025. The work undertaken during the year allowed the declaration of a 1,053Mlb copper Mineral Reserve at 31 December 2025. Progression of any further study work and a final investment decision to be evaluated in accordance with the Group's capital allocation framework and subject to final board approval.
Project capital amounted to R66 million in 2025 due to spend and capitalisation of the Mt Lyell feasibility study costs.

AFR –	20
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
2025 financial performance compared with 2024
Group loss for the year decreased from R5,710 million in 2024 to R4,739 million in 2025. The reasons for this decrease are discussed below. The primary factors explaining the movement are set out in the table below.

Figures in million – SA rand	2025	2024	% Change 2025/2024
Revenue	129,677	112,129	16
Cost of sales	(97,806)	(105,208)	(7)
Interest income	1,568	1,337	17
Finance expense	(5,000)	(4,571)	9
Share-based payment expenses	(2,114)	(251)	742
(Loss)/gain on financial instruments	(3,794)	5,433	(170)
Gain/(loss) on foreign exchange differences	155	(215)	(172)
Share of results of equity-accounted investees after tax	337	212	59
Impairments	(14,007)	(9,173)	53
Occupational healthcare gain	(49)	76	(164)
Insurance proceeds	274	875	(69)
Onerous contract provision utilisation/change in estimate/(provision)	124	817	(85)
Restructuring costs	(247)	(550)	(55)
Transaction and project costs	(4,543)	(851)	434
Care and maintenance	(1,761)	(1,609)	9
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	(495)	(446)	11
Cost incurred on employee and community trusts	(364)	(204)	78
Corporate and social investment costs	(352)	(405)	(13)
Exploration costs	(4)	(36)	(89)
Non-mining royalties	(20)	(73)	(73)
Net other costs	(845)	(956)	(12)
Profit/(loss) before royalties, carbon tax and tax	734	(3,669)	(120)
Royalties	(1,145)	(543)	111
Carbon tax	—	(2)	(100)
Loss before tax	(411)	(4,214)	(90)
Mining and income tax	(4,328)	(1,496)	189
Loss for the year	(4,739)	(5,710)	(17)
Group financial performance
Group revenue for 2025 increased by 16% to R129,677 million mainly due to higher commodity prices received at all operations except the
Century operations, partially offset by lower sales volumes at the SA gold, SA and US PGM operations and Sandouville nickel refinery. The acquisition of North Carolina recycling operations (Metallix) was the primary reason for the 8% increase in Group cost of sales before amortisation and depreciation to R88,439 million, partially offset by the S45X advanced manufacturing production credits of R5,885 million recognised during 2025, but in respect of 2023, 2024 and 2025 reporting periods and lower cost of sales at the Sandouville nickel refinery.
Group loss before royalties, carbon tax and tax decreased by 120% or R4,403 million to  R734 million profit in 2025, which is mainly attributable to the increase in revenue of R17,548 million and reduction in cost of sales of R7,403 million, partially offset by a net adverse movement in loss on financial instruments of R9,227 million, an in increase share based payment expenses of R1,863 million (a function of the share price), a net increase in impairments recognised of R4,834 million, a decrease in other income of R1,250 million and an increase in transaction and project costs of R3,692 million (mainly related to the Appian settlement of R3,607 million). Group adjusted EBITDA for 2025 increased by 189%
or R24,712 million to R37,800 million.

AFR –	21
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
Revenue

Figures in million – SA rand	2025	2024	% Change 2025/2024
Southern African operations
SA PGM operations	60,883	51,257	19
Managed SA gold operations	27,930	24,077	16
DRDGOLD	9,129	7,068	29
International operations
US operations
US PGM underground operations	6,718	9,207	(27)
Columbus recycling operation (US PGM Recycling)	7,267	7,574	(4)
Pennsylvania (Reldan) and North Carolina (Metallix) recycling operations[2]	13,129	6,306	108
European operations
Sandouville nickel refinery	518	2,784	(81)
Australian operations
Century zinc retreatment operation	4,672	3,983	17
Group Corporate and reconciling items[1]	(569)	(127)	348
Total revenue	129,677	112,129	16
1  Included in Group Corporate and reconciling items is net revenue generated through the streaming arrangement with Wheaton International
2  The North Carolina (Metallix) recycling operations, acquired effective 4 September 2025 are included in cost of sales from September 2025 and the Pennsylvania (Reldan)
recycling operations are included in cost of sales from March 2024
Revenue from the SA PGM operations increased by 19% to R60,883 million in 2025 from R51,257 million in 2024, due to a 28% higher average
4E basket price received of R31,110/4Eoz, partially offset by a 4% or 71,074 4Eoz decrease in PGMs sold.
Revenue from the managed SA gold operations increased by 16% to R27,930 million (2024: R24,077 million) in 2025, mainly due to a 31%
higher rand gold price of R1,803,144/kg, partially offset by a 16% or 2,776 kg decrease in gold sold mainly due to lower production resulting from significant operational disruptions at the Kloof operation compounded by elevated seismicity in high grade Isolated Blocks of Ground.
Revenue from DRDGOLD increased by 29% to R9,129 million (2024: R7,068 million) mainly due to a 40% higher rand gold price received of
R1,967,881/kg, partially offset by 8% lower sales volumes.
Revenue from the US PGM underground operations decreased by 27% to R6,718 million (2024: R9,207 million) in 2025 due to a 39% decrease in mine ounces sold, which correlates with the lower production achieved. post the restructuring undertaken from Q4 2024 in which the
Stillwater West mine was placed on care and maintenance, partially offset by 21% higher average 2E basket price of US$1,195/2Eoz.
Revenue from the Columbus recycling operation (US PGM Recycling) decreased by 4% to R7,267 million (2024: R7,574 million) in 2025, mainly due to 10% lower sales volumes, partially offset by a 9% higher average 3E basket price of US$1,383/3Eoz.
Revenue from the Pennsylvania (Reldan) and North Carolina (Metallix) recycling operations increased due to higher commodity prices and the inclusion of the North Carolina (Metallix) recycling operations acquired during September 2025, the results of which are consolidated into the Reldan Group. This resulted in revenue increasing by 108% to R13,129 million (2024: R6,306 million), which included revenue from the
North Carolina (Metallix) recycling operations for 2025 of R1,590 million (2024 Rnil).
Revenue from the Sandouville nickel refinery decreased by 81% to R518 million (2024: R2,784 million) in 2025, mainly due to an 81% decrease in sales volumes.
Revenue from the Century zinc retreatment operation increased by 17% to R4,672 million (2024: R3,983 million) in 2025, mainly due to an 11%
increase in sales volumes, partially offset by a 1% lower average equivalent zinc concentrate price of R48,584/tZn.

AFR –	22
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
Cost of sales
The primary drivers of cost of sales are set out in the table below. The analysis that follows provides a more detailed discussion of cost of sales, together with the total cash cost, All-in sustaining cost and All-in cost.

Figures in million – SA rand	2025	2024	% Change 2025/2024
Salaries and wages	(30,964)	(31,380)	(1)
Consumable stores	(20,772)	(24,685)	(16)
Utilities	(12,404)	(11,556)	7
Mine contracts	(8,694)	(7,109)	22
Recycling[1]	(18,357)	(13,280)	38
Section 45X credit (relating to 2023 and 2024)	4,403	—	—
Section 45X credit (relating to 2025 primary mining)	801	—	—
Section 45X credit (relating to 2025 recycling)	681	—	—
Other	(9,621)	(15,617)	(38)
Ore reserve development costs capitalised	6,488	7,229	(10)
Cost of sales, before amortisation and depreciation[2]	(88,439)	(96,398)	(8)
Southern Africa
SA PGM operations	(43,214)	(42,963)	1
Managed SA gold operations	(18,339)	(19,113)	(4)
DRDGOLD	(4,649)	(4,484)	4
International operations
US operations
US PGM underground operations	(2,149)	(9,848)	(78)
Columbus recycling operation (US PGM Recycling)	(4,358)	(7,248)	(40)
Pennsylvania (Reldan) and North Carolina (Metallix) recycling operations[3]	(11,933)	(6,032)	98
European operations
Sandouville nickel refinery	(767)	(3,384)	(77)
Australian operations
Century zinc retreatment operation	(3,061)	(3,326)	(8)
Group Corporate and reconciling items[4]	31	—	—
Amortisation and depreciation	(9,367)	(8,810)	6
Southern Africa
SA PGM operations	(4,203)	(3,647)	15
Managed SA gold operations[5]	(3,261)	(2,588)	26
DRDGOLD	(392)	(312)	26
International operations
US operations
US PGM underground operations	(1,246)	(1,929)	(35)
Columbus recycling operation (US PGM Recycling)	(6)	(5)	20
Pennsylvania (Reldan) and North Carolina (Metallix) recycling operations	(237)	(171)	39
European operations
Sandouville nickel refinery[6]	(19)	(38)	(50)
Australian operations
Century zinc retreatment operation[7]	(1)	(118)	(99)
Group Corporate and reconciling items	(3)	(2)	50
Total cost of sales	(97,806)	(105,208)	(7)
1Recycling cost consists of cost relating to the purchasing of spent catalytic material and the cost incurred to convert the spent catalytic material into finished PGMs
2Included in cost of sales, before amortisation and depreciation for the year ended 31 December 2025 is total write-down of inventory to net realisable value amounting to
R1,477 million (2024: R4,784 million). The write-downs mainly relate to PGM in process and PGM finished goods of R1,171 million (2024: R3,843 million) and R306 million
(2024:R844 million), respectively, as a result of the lower commodity price environment
3The North Carolina (Metallix) recycling operations, acquired effective 4 September 2025 are included in cost of sales from September 2025 and the Pennsylvania (Reldan)
recycling operations are included in cost of sales from March 2024
4Cost of sales for Group corporate includes items related to the elimination of intercompany transactions between Stillwater Mining Company and Sibanye Reldan HoldCo
Incorporated
5Amortisation for the Managed SA gold operations includes amortisation related to corporate and reconciling items of R186 million (2024: R25 million)
6Included in amortisation for the Sandouville nickel refinery is amortisation related to corporate and reconciling items of R17 million (2024: R9 million)
7Included in amortisation for the Century zinc retreatment operation is amortisation related to corporate and reconciling items of R1 million (2024: R1 million)

AFR –	23
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED

Figures in million – SA rand	2025	2024	% Change 2025/2024
Total cost of sales	(97,806)	(105,208)	(7)
Southern Africa
SA PGM operations	(47,417)	(46,610)	2
Managed SA gold operations	(21,600)	(21,701)	—
DRDGOLD	(5,041)	(4,796)	5
International operations
US operations
US PGM underground operations	(3,395)	(11,777)	(71)
Columbus recycling operation (US PGM Recycling)	(4,364)	(7,253)	(40)
Pennsylvania (Reldan) and North Carolina (Metallix) recycling operations	(12,170)	(6,203)	96
European operations
Sandouville nickel refinery	(786)	(3,422)	(77)
Australian operations
Century zinc retreatment operation	(3,062)	(3,444)	(11)
Group Corporate and reconciling items	28	(2)	(1500)
Cost of sales, before amortisation and depreciation
Cost of sales, before amortisation and depreciation at the SA PGM operations increased by 1% to R43,214 million due to above inflation increases in cost of electricity and imported spares, partially offset by decrease of 4% in PGMs sold. Mined underground 4E PGM production decreased by 2% to 1,499,526 4Eoz and surface production volumes excluding third-party PoC were 29% lower at 108,233 4Eoz. Third-party concentrate purchased and processed at the Marikana smelting and refining operations decreased by 24% to 73,150 4Eoz, mainly due to heavy rainfall and the transition between tailings storage facilities. Third-party PoC material is purchased at a higher cost, than own mined ore, due to the direct correlation to the basket price of PGM’s.
Cost of sales, before amortisation and depreciation at the managed SA gold operations decreased by 4% to R18,339 million due to a 16%
decrease sales volumes, partially offset by above inflationary increases in in electricity, support and consumables costs. Cost of sales, before amortisation and depreciation from DRDGOLD increased by 4% to R4,649 million due to higher maintenance requirements for ageing plant equipment, reagent and consumable cost increases.
Cost of sales, before amortisation and depreciation at the US PGM underground operations decreased significantly by 78% to R2,149 million mainly due to the S45X advanced manufacturing production credits of R3,267 million recognised during 2025 for 2023, 2024 and 2025 reporting periods and the reduced production profile following restructuring undertaken during 2024. Cost of sales, before amortisation and depreciation at the US PGM recycling operation decreased by 40% from R7,248 million to R4,358 million mainly due to the S45X advanced manufacturing production credits of R2,618 million recognised during 2025 for 2023, 2024 and 2025 reporting periods and 2% lower volumes fed. On a like for like basis without the S45X advanced manufacturing production credits recognised of R2,618 million cost of sales, before amortisation and depreciation at the US PGM recycling operation decreased by 4%, in line with the decrease in revenue.
Cost of sales, before amortisation and depreciation at the Pennsylvania (Reldan) and North Carolina (Metallix) recycling operations increased mainly due to higher purchase costs of recycle material correlated with the higher commodity prices and the inclusion of the
North Carolina (Metallix) recycling operations acquired during September 2025. This resulted in cost of sales, before amortisation and depreciation increasing by 98% to R11,933 million (2024: R6,032 million), which included cost of sales, before amortisation and depreciation from the North Carolina (Metallix) recycling operations for 2025 of R1,281 million (2024 Rnil).
Cost of sales, before amortisation and depreciation at the Sandouville nickel refinery decreased by 77% to R767 million mainly due to lower production volumes as the site ramped down and ceased production during 2025.
Cost of sales, before amortisation and depreciation at the Century zinc retreatment operation increased by 8% to R3,061 million mainly due to a 11% increase in sales volumes.
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
All-in sustaining cost and All-in cost are non-IFRS measures see page AFR-39 and AFR-40 for additional information. Non-IFRS measures such as All-in sustaining cost and All-in cost are considered as pro forma financial information as per the JSE Listings Requirements. The pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, All-in sustaining cost and All-in cost should not be considered as a representation of financial performance.
This pro forma financial information has been reported on by BDO in terms of ISAE 3420 and their unmodified report is available for inspection at the Company’s registered office or by emailing the Company Secretary (lerato.matlosa@sibanyestillwater.com)

AFR –	24
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
The below tables set out a reconciliation of All-in-sustaining cost and All-in-cost to cost of sales before amortisation and depreciation.

Figures in million - SA rand		US PGM operations[1]	Total SA PGM operations[2]	Rustenburg including Kroondal	Marikana operation[2]	Platinum Mile	Mimosa	Corporate and re- conciling items	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Group Corporate and reconciling items
2025
Cost of sales, before amortisation and depreciation[3]		2,146	43,214	21,921	20,369	924	2,531	(2,531)	22,988	6,961	5,594	4,229	1,555	4,649	—
Plus:
Section 45X credit adjustment[14]		2,466
Community costs[4]		—	265	88	177	—	—	—	25	—	—	—	—	25	—
Inventory change		556	2,710	2,691	19	—	44	(44)
Share-based payments[5]		41	155	79	75	1	—	—	94	23	15	14	2	40	—
Royalties[6]		—	765	656	109	—	155	(155)	148	215	28	152	3	—	(250)
Carbon tax[7]		—	3	—	3	—	—	—	(3)	—	—	(4)	—	1	—
Rehabilitation[8]		34	207	157	50	—	8	(8)	245	23	36	90	117	(28)	7
Leases[9]		2	50	19	29	2	—	—	35	2	8	14	—	11	—
ORD[10]		1,212	2,344	747	1,597	—	—	—	2,931	1,699	981	251	—	—	—
Sustaining capital expenditure[11]		363	2,867	1,479	1,353	35	358	(358)	1,079	414	251	111	—	303	—
Less:
By-product credit[12]		(708)	(11,714)	(5,535)	(5,785)	(394)	(417)	417	(26)	(10)	(5)	(3)	—	(8)	—
All-in sustaining cost[13]		6,112	40,866	22,302	17,996	568	2,679	(2,679)	27,516	9,327	6,908	4,854	1,677	4,993	(243)
Plus:
Corporate cost, growth and other capital expenditure		188	670	57	620	—	—	(7)	2,660	—	—	—	—	2,673	(13)
All-in cost[13]		6,300	41,536	22,359	18,616	568	2,679	(2,686)	30,176	9,327	6,908	4,854	1,677	7,666	(256)
Gold sold/4E PGM produced/2E PGM produced	kg	8,836	55,922	28,695	22,582	1,005	3,640	—	19,081	6,876	3,257	3,424	885	4,639	—
	‘000oz	284	1,798	923	726	32	117	—	613	221	105	110	28	149	—
All-in sustaining cost[13]	R/kg								1,442,063	1,356,457	2,120,970	1,417,640	1,894,915	1,076,310	—
	R/oz	21,516	24,312	24,174	24,787	17,584	22,894	—
	US$/oz	1,203	1,360	1,352	1,386	983	1,280	—	2,509	2,360	3,690	2,466	3,296	1,872	—
All-in cost[13]	R/kg
	R/oz	22,178	24,710	24,235	25,641	17,584	22,894	—	1,581,468	1,356,457	2,120,970	1,417,640	1,894,915	1,652,511	—
	US$/oz	1,240	1,382	1,355	1,434	983	1,280	—	2,751	2,360	3,690	2,466	3,296	2,875	—

AFR –	25
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED

Figures in million - SA rand		Century zinc retreatment operation
2025
Cost of sales, before amortisation and depreciation[3]		3,061
Royalties[6]		231
Community costs[4]		62
Inventory change		198
Share-based payments[5]		17
Rehabilitation interest and amortisation[8]		73
Leases[9]		105
Sustaining capital expenditure[11]		59
Less: By-product credit[15]		(346)
Total All-in-sustaining costs[13]		3,460
Plus: Corporate cost, growth and capital expenditure		56
Total All-in-costs[13]		3,516
Payable zinc production	kt	101
All-in-sustaining cost[13]	R/tZn	34,356
	US$/tZn	1,921
All-in-cost[13]	R/tZn	34,912
	US$/tZn	1,953

AFR –	26
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED

Figures in million - SA rand		US PGM operations[1]	Total SA PGM operations[2]	Rustenburg including Kroondal	Marikana operation[2]	Platinum Mile	Mimosa	Corporate and re- conciling items	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Group Corporate and reconciling items
2024
Cost of sales, before amortisation and depreciation[3]		9,846	42,964	21,226	20,912	826	2,483	(2,483)	23,598	6,949	6,326	4,260	1,579	4,484	—
Plus:
Section 45X credit adjustment[14]		(1,255)
Community costs[4]		—	338	106	232	—	—	—	13	—	—	—	—	13	—
Inventory change		(999)	182	1,621	(1,439)	—	8	(8)
Share-based payments[5]		89	204	103	95	2	—	—	121	39	33	18	—	27	4
Royalties[6]		—	212	94	117	—	131	(130)	115	49	34	56	6	—	(30)
Carbon tax[7]		—	1	—	1	—	—	—	—	—	—	—	—	—	—
Rehabilitation[8]		45	93	75	18	—	6	(6)	226	(2)	25	104	105	(12)	6
Leases[9]		4	63	24	38	2	—	(1)	33	—	9	6	—	18	—
ORD[10]		1,920	2,472	699	1,773	—	—	—	2,837	1,663	932	242	—	—	—
Sustaining capital expenditure[11]		611	2,567	1,407	1,118	42	548	(548)	931	380	247	64	—	240	—
Less:
By-product credit[12]		(852)	(11,676)	(6,245)	(5,005)	(426)	(588)	588	(35)	(10)	(4)	(4)	—	(17)	—
All-in sustaining cost[13]		9,409	37,420	19,110	17,860	446	2,588	(2,588)	27,839	9,068	7,602	4,746	1,690	4,753	(20)
Plus:
Corporate cost, growth and other capital expenditure		316	835	101	708	18	—	8	3,554	—	—	—	—	3,131	423
All-in cost[13]		9,725	38,255	19,211	18,568	464	2,588	(2,580)	31,393	9,068	7,602	4,746	1,690	7,884	403
Gold sold/4E PGM produced/2E PGM produced	kg	13,245	57,088	27,712	24,127	1,434	3,815	—	22,239	7,176	4,952	3,873	1,217	5,021	—
	‘000oz	426	1,835	891	776	46	123	—	715	231	159	125	39	161	—
All-in sustaining cost[13]	R/kg								1,251,810	1,263,657	1,535,137	1,225,407	1,388,661	946,624	—
	R/oz	22,096	21,848	21,449	23,024	9,674	21,103	—
	US$/oz	1,206	1,193	1,171	1,257	528	1,152	—	2,126	2,146	2,607	2,081	2,358	1,607	—
All-in cost[13]	R/kg								1,411,619	1,263,657	1,535,137	1,225,407	1,388,661	1,570,205	—
	R/oz	22,838	22,335	21,562	23,937	10,065	21,103	—
	US$/oz	1,247	1,219	1,177	1,307	549	1,152	—	2,397	2,146	2,607	2,081	2,358	2,666	—

AFR –	27
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED

Figures in million - SA rand		Century zinc retreatment operation[17]
2024
Cost of sales, before amortisation and depreciation[3]		3,326
Royalties[6]		216
Community costs[4]		54
Inventory change		(348)
Share-based payments[5]		7
Rehabilitation interest and amortisation[8]		156
Leases[9]		116
Sustaining capital expenditure[11]		186
Less: By-product credit[15]		(218)
Total All-in-sustaining costs[13]		3,495
Plus: Corporate cost, growth and capital expenditure		14
Total All-in-costs[13]		3,509
Payable zinc production	kt	82
All-in-sustaining cost[13]	R/tZn	42,446
	US$/tZn	2,317
All-in-cost[13]	R/tZn	42,617
	US$/tZn	2,327
The average exchange rate for the year ended 31 December 2025 was R17.88/US$ (2024: R18.32/US$)
1The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown
2The total SA PGM and Marikana includes the production and costs associated with the third party PoC
3Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs and permitting costs
4Community costs includes costs related to community development
5Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
6Royalties are the current royalty on refined and unrefined minerals payable to the South African government
7In South Africa the Carbon Tax Act of 2019 came into effect on 1 June 2019. The South African Government introduced Carbon tax based on a polluter-pays-principle and the aim of which is to help ensure that companies and consumers take the negative adverse costs (externalities) of climate change into account in their future production, consumption and investment decisions. The first phase of the Carbon Tax Act applies to the so-called “Scope 1” emissions from 1 June 2019 to 31 December 2022. Under the first phase, the introduction of the carbon tax is not expected to have an immediate impact on the price of electricity. Accordingly, although the statutory rate of carbon tax in 2025 was R236 per tonne (2024: R190 per tonne) of carbon dioxide equivalent
(CO2e) emissions, allowances under the Carbon Tax Act resulted in an effective carbon tax rate of R12 to R94 per tonne of CO2e emissions (2024: R10 to R65). For fiscal 2025, due to the 60% basic tax-free allowance applicable under the Carbon Tax Act,
Sibanye-Stillwater’s maximum effective carbon tax rate was R94 per tonne, meaning the statutory rate of R236 was reduced by 60%
8Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs recorded as an asset. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs do not reflect annual cash outflows and are calculated in accordance with IFRS Accounting Standards. The interest charge and amortisation reflect the periodic costs of rehabilitation associated with current production and are, therefore, included in the measure
9Leases represent the lease payment costs for the year

AFR –	28
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
10ORD are those capital expenditures that allow access to reserves that are economically recoverable in the future, including, but not limited to, crosscuts, footwalls, return airways and box holes which will avail production or reserves
11Sustaining capital expenditure are those capital expenditures that are necessary to maintain current production and execute the current mine plan. Sustaining capital costs are relevant to the All-in sustaining cost metric as these are needed to maintain
Sibanye-Stillwater’s current operations and provide improved transparency related to Sibanye-Stillwater’s ability to finance these expenditures
12By-product credit - The All-in cost metric is focused on the cost associated with producing and selling a kilogram of gold or an ounce of 4E/2E PGMs, and therefore the metric captures the benefit of mining other metals when gold and 4E/2E PGMs are produced and sold. In determining the All-in cost, the costs associated with producing and selling a kilogram of gold or an ounce of 4E/2E PGMs are reduced by the benefit received from the sale of co-products and by-products, recognised as product sales, which is extracted and processed along with the gold and 4E/2E PGMs produced. At the SA gold operations, the sale of silver is recognised as product sales, and at the PGM operations in both regions, the minor PGMs – iridium and ruthenium – are produced as co-products, which together with the three primary PGMs, are referred to as 6E (5PGM+Au). In addition, nickel, copper and chrome, among other minerals, are by-products at these operations. This is relevant to the All-in cost metric as it aids in the investor’s analysis of the profitability of producing a kilogram of gold or an ounce of 4E/2E PGMs, without the need to consider multiple metal prices
13For information on how Sibanye-Stillwater has calculated All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in sustaining cost per tonne, All-in cost per kilogram, All-in cost per ounce and All-in cost per tonne, see – Management’s discussion and analysis of the financial statements - 2025 financial performance compared with 2024. All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in sustaining cost per tonne, All-
in cost per kilogram, All-in cost per ounce and All-in cost per tonne are non-IFRS measures see page AFR-39 for additional information
14The Inflation Reduction Act Section 45X Advanced Manufacturing Production Credit provides credits to the US PGM operations equal to 10% of production costs incurred for critical minerals produced and sold after December 31, 2022. During the year ended
31 December 2025 the US PGM operations recognised R2,466 million (US$139 million) which relates to mining costs incurred for the years ended 31 December 2024 and 31 December 2023, respectively . Although these amounts were recognised as a credit against the 30 June 2025 cost of sales, management believes that the cost of sales for the year ended 31 December 2025 should be adjusted with the 2023 and 2024 credits against the period when the mining costs were accrued. It is expected that, because the required certification requirements were addressed in June 2025, the recognition of the credits will now match the related mining cost accruals. Accordingly, total All-in-sustaining costs and total All-in-costs were adjusted to reflect the appropriate amounts which relates to the periods presented above
15The zinc equivalent sustaining cost is associated with the cost of producing and selling a tonne of zinc, and therefore the metric captures the benefit of other metals when zinc is produced and sold. In determining the zinc equivalent sustaining cost, the costs associated with producing and selling a tonne of zinc are reduced by the benefit received from the sale of co‑products, recognised as product sales, which are extracted and processed along with the zinc produced. At Century, the sale of silver is recognised as a by‑product sale.

AFR –	29
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
Cost of production
Despite disciplined cost containment measures, the AISC at the SA PGM operations of R24,312/4Eoz (including third-party PoC) increased by
11% from R21,848/4Eoz due to above inflation increases in costs of electricity and imported spares and 2% lower production volumes. The
AISC at the SA gold operations increased by 15% to R1,442,063/kg in 2025 and was mainly due to 10% lower production volumes resulting from significant operational disruptions at the Kloof operation compounded by elevated seismicity in high grade Isolated Blocks of Ground and above average inflationary increases in electricity, support and consumables costs. The All-in sustaining cost (AISC) at the US PGM operations was flat at US$1,203/2Eoz in 2025 primarily due to the S45X advanced manufacturing production credits and the reduced production profile following restructuring undertaken during 2024. The Century zinc retreatment operation, AISC of US$34,356/tZn for 2025 was 19% lower than 2024 levels as a result of 22% higher production and by-product credits which increased by 59% to R346 million as a result of the higher prices of silver and increased sales.
Adjusted EBITDA
Group Adjusted EBITDA of R37,800 million in 2025 increased by R24,712 million or 189% from R13,088 million in 2024. Adjusted EBITDA for the SA
PGM operations increased by 125% to R16,682 million due to higher 4E PGM basket prices, which rallied in the second half of the year.
Adjusted EBITDA at the SA gold operations increased by 114% to R12,505 million in 2025, mainly due to a 39% increase in the rand gold price, which reached an all time high in 2025. Negative adjusted EBITDA from the US PGM underground operations decreased by 4104% to swing into a positive Adjusted EBITDA of R4,444 million mainly due to the S45X credits recognised in 2025, but in respect of the 2025, 2024 and 2023 years, and higher 2E PGM basket prices. Similarly for the Columbus recycling operations (US PGM) adjusted EBITDA increased by 792% to
R2,909 million mainly due to the S45X credits recognised in 2025 but in respect of the 2025, 2024 and 2023 years, and higher 3E PGM basket prices. Adjusted EBITDA at the US Pennsylvania (PA) and North Carolina (NC) recycling operations (Reldan and Metallix) increased by 336%
to R1,169 million mainly due to increased commodity prices and the inclusion of the NC recycling site (Metallix acquired during September
2025) which is consolidated with the Reldan Group. Negative adjusted EBITDA from the Sandouville nickel refinery decreased by 18% to negative R590 million, mainly due to the operation ramping down and ceasing production. Adjusted EBITDA at the Century zinc retreatment operation increased by 247% to R1,582 million mainly due to higher sales volumes.
Adjusted EBITDA includes other cash costs, strike costs, care and maintenance costs, corporate and social investment costs and non-mining royalties expenditures. The care and maintenance costs were R1,761 million in 2025 compared with R1,609 million in 2024. Corporate and social investment costs (CSI) were R352 million in 2025 compared with R405 million in 2024. Non-mining royalties relating to royalties payable to the Bafokeng nation were R20 million in 2025 compared with R73 million in 2024.
Non-IFRS measures such as Adjusted EBITDA is considered as pro forma financial information as per the JSE Listings Requirements. The pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, Adjusted EBITDA should not be considered as a representation of financial performance see – Consolidated financial statements – Notes to the consolidated financial statements – Note 27.10: Capital management
The (Loss)/profit and Adjusted EBITDA are shown in the graphs below:
The (Loss)/profit in the graph above includes the impairment losses recognised/reversed during the 2025 year, which are discussed under the impairments section further below.

AFR –	30
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
Adjusted EBITDA is shown in the graph below:
The below table illustrates the reconciliation of (loss)/profit before royalties, carbon tax and tax to adjusted EBITDA:

2025
Figures in million – SA rand	Total	Total US PGM	US PGM	Columbus	Pennsylvani a site and North Carolina site	Total SA PGM	Total SA gold	Total EU operation s	Sandouvill e nickel refinery	Total AUS operatio ns	Century zinc retreatme nt operation	Cor- porate[1]
(Loss)/profit before royalties, carbon tax and tax	734	(36)	(3,066)	3,030	(120)	10,626	3,472	(9,403)	(1,631)	1,689	1,833	(5,494)
Adjusted for:
Amortisation and depreciation	9,367	1,252	1,246	6	237	4,203	3,652	19	2	1	—	3
Interest income	(1,568)	(351)	(224)	(127)	(10)	(481)	(547)	(21)	—	(7)	(6)	(151)
Finance expense	5,000	1,762	1,762	—	51	772	1,094	93	13	185	172	1,043
Share-based payments	2,114	453	453	—	27	761	541	245	42	73	73	14
(Gain)/loss on financial instruments	3,794	—	—	—	779	366	3,255	(451)	4	(177)	(177)	22
Loss/(gain) on foreign exchange movements	(155)	16	16	—	28	228	(243)	(183)	(175)	41	34	(42)
Share of results of equity- accounted investees after tax	(337)	7	7	—	4	147	(516)	—	—	—	—	21
Change in estimate of environmental rehabilitation obligation	495	—	—	—	—	50	(90)	729	729	(194)	(184)	—
(Gain)/loss on disposal of property, plant and equipment	14	52	52	—	—	19	(57)	—	—	—	—	—
Impairments	14,007	4,230	4,230	—	—	63	1,856	7,832	28	—	—	26
Gain on acquisition	—	—	—	—	—	—	—	—	—	—	—	—
Occupational healthcare gain	49	—	—	—	—	—	49	—	—	—	—	—
Restructuring costs	247	2	2	—	—	9	66	170	170	—	—	—
Transaction and project costs	4,543	14	14	—	175	(1)	—	373	373	4	—	3,978
Lease payments	(267)	(1)	(1)	—	(2)	(80)	(46)	(33)	(21)	(105)	(105)	—
Onerous contract provision	(124)	—	—	—	—	—	—	(124)	(124)	—	—	—
Corporate leadership costs	50	—	—	—	—	—	50	—	—	—	—	—
Compensation for losses incurred	(142)	(46)	(46)	—	—	—	(38)	—	—	(58)	(58)	—
Gain on increase in equity- accounted investment	(5)	—	—	—	—	—	—	—	—	—	—	(5)
Gain on assets held for sale	(16)	(1)	(1)	—	—	—	7	(22)	—	—	—	—
Adjusted EBITDA	37,800	7,353	4,444	2,909	1,169	16,682	12,505	(776)	(590)	1,452	1,582	(585)
1  The SA rand amounts can be translated to US dollar at an average exchange rate of R17.88/US$
2  Included in total Group is Group corporate which comprises mainly the Wheaton Stream and Franco-Nevada transactions, corporate tax, interest and transaction costs
3  Adjusted EBITDA is a non-IFRS measure see page AFR-39 for additional information on this non-IFRS measure. This measure constitutes pro forma financial information in terms of the JSE Listings Requirements, and is not a measure of performance under IFRS Accounting Standards. As a result, it may not be comparable to similarly titled measures of other companies, and should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting
Standards, and is the responsibility of the Board. This pro forma financial information has been reported on by BDO in terms of ISAE 3420 and a copy of their unmodified report can be obtained from the Company’s registered office, by emailing the Company Secretary (lerato.matlosa@sibanyestillwater.com)

AFR –	31
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED

The below table illustrates the reconciliation of profit/(loss) before royalties, carbon tax and tax to adjusted EBITDA:
2024
Figures in million – SA rand	Total	Total US PGM	US PGM	Columbus	Pennsylv ania site	Total SA PGM	Total SA gold	Total EU operation s	Sandouvill e nickel refinery	Total AUS operatio ns	Century zinc retreatme nt operation	Cor- porate[1]
(Loss)/profit before royalties, carbon tax and tax	(3,669)	(10,474)	(10,795)	321	20	5,177	2,954	—	(531)	(179)	77	(1,167)
Adjusted for:
Amortisation and depreciation	8,810	1,934	1,929	5	171	3,647	2,900	38	29	118	117	2
Interest income	(1,337)	(305)	(305)	—	(8)	(468)	(498)	(53)	(1)	(2)	(1)	(3)
Finance expense	4,571	1,761	1,761	—	30	611	1,337	204	70	302	288	326
Share-based payments	251	35	35	—	—	99	79	13	7	5	5	20
(Gain)/loss on financial instruments	(5,433)	(1,733)	(1,733)	—	(136)	(2,341)	(787)	(772)	(7)	269	269	67
(Gain)/loss on foreign exchange movements	215	5	5	—	(2)	53	21	97	110	(12)	(10)	53
Share of results of equity- accounted investees after tax	(212)	—	—	—	7	97	(327)	—	—	—	—	11
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	447	—	—	—	—	206	244	23	23	(26)	(22)	—
(Gain)/loss on disposal of property, plant and equipment	(55)	40	40	—	—	(33)	(62)	—	—	—	—	—
Impairments	9,173	8,824	8,824	—	—	124	(107)	221	221	111	4	—
Transaction and project costs	851	26	26	—	187	—	—	193	193	21	—	424
Lease payments	(244)	(5)	(5)	—	(1)	(62)	(35)	(25)	(20)	(116)	(116)	—
Cyber costs	67	7	—	—	—	18	36	—	—	6	6	—
Compensation for losses incurred	(26)	(26)	—	—	—	—	—	—	—	—	—	—
Provision for community costs post closure	24	—	—	—	—	—	—	—	—	24	24	—
Onerous contract provision	(817)	—	—	—	—	—	—	(817)	(817)	—	—	—
Gain/increase in equity- accounted investment	(2)	—	—	—	—	—	—	—	—	—	—	(2)
Gain on remeasurement of previous interest in Kroondal	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted EBITDA[1]	13,088	215	(111)	326	268	7,399	5,832	(878)	(723)	521	641	(269)
1The SA rand amounts can be translated to US dollar at an average exchange rate of R18.32/US$
2Included in total Group is Group corporate which comprises mainly the Wheaton Stream transaction, corporate tax, interest and transaction costs
3Adjusted EBITDA is a non-IFRS measure see page AFR-39 for additional information on this non-IFRS measure. This measure constitutes pro forma financial information in terms of the JSE Listings Requirements, and is not a measure of performance under IFRS Accounting Standards. As a result, it may not be comparable to similarly titled measures of other companies, and should not be considered in isolation or as alternatives to any other measure of financial performance presented in accordance with IFRS Accounting
Standards, and is the responsibility of the Board. This pro forma financial information has been reported on by BDO in terms of ISAE 3420 and a copy of their unmodified report can be obtained from the Company’s registered office, by emailing the Company Secretary (lerato.matlosa@sibanyestillwater.com)
Interest income
Interest income for 2025 increased by R231 million to R1,568 million (2024: R1,337 million) which was mainly due to Section 45X interest accrued at the US PGM and Columbus recycling operations of R146 million and R127 million, respectively and higher interest on rehabilitation obligation funds invested, partially offset by lower interest received on cash balances. Interest income mainly includes interest received on cash deposits amounting to R849 million (2024: R882 million), interest received on rehabilitation obligation funds of R417 million
(2024: R404 million), and other interest earned of R29 million (2024: R51 million). For additional information on finance income see –
Consolidated financial statements – Notes to the consolidated financial statements – Note 5.1: Finance income.
Finance expense
Finance expense for 2025 increased by R429 million to R5,000 million (2024: R4,571 million), primarily due to higher deferred revenue‑related finance costs and non‑cash finance cost accretion.
The increase was mainly driven by a R750 million increase in the unwinding of the finance costs on the deferred revenue transactions, an R18 million increase in unwinding of the environmental rehabilitation obligation and a R5 million increase in interest on lease liabilities, partially offset by lower  interest on borrowings of R153 million and a R48 million decrease in the unwinding of amortised cost on borrowings, reflecting a decrease in average outstanding borrowings during 2025. Further offsets included a R103 million decrease in the unwinding of the
Marikana dividend obligation, a R4 million decrease in interest on the occupational healthcare obligation and a R36 million decrease in sundry interest. For additional information on finance expense see – Consolidated financial statements – Notes to the consolidated financial statements – Note 5.2: Finance expense.
Sibanye-Stillwater’s gross debt outstanding, excluding the Burnstone Debt and including the derivative financial instrument was R39,252 million as at 31 December 2025 compared with approximately R39,426 million at 31 December 2024.
Share-based payments
The share-based payments expense increased by 742% to R2,114 million (2024: R251 million) in 2024. The share-based payments expense includes R40 million (2024: R27 million) relating to the DRDGOLD equity-settled share options and R2,074 million (2024: R224 million) relating to the cash-settled Sibanye-Stillwater Share Plan. For additional information on share-based payments see – Consolidated financial statements
– Notes to the consolidated financial statements – Note 6: Share-based payments.

AFR –	32
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
Loss on financial instruments
The loss on financial instruments for 2025 of R3,794 million, compared with a gain of R5,433 million in 2024, resulting in a year-on-year net adverse movement of R9,227 million.
The net loss in 2025 was primarily driven by valuation‑related losses on commodity‑linked financial instruments and obligations. These included a R1,805 million fair value loss on the Burnstone project debt, reflecting changes in estimated cash flows and valuation assumptions following higher long-term gold price assumptions, and fair value losses of R1,736 million on gold hedge contracts as a result of record high gold prices during the year, and fair value losses of R420 million on the (Rustenburg and Marikana operations BEE cash-settled) share-based payment obligations. These losses were partially offset by gains of R156 million on hedge contracts for zinc, a  R427 million gain arising from reduced estimated cash flows on the Keliber dividend obligation and gains of R185 million on other investments. For additional information on the gain on financial instruments see – Consolidated financial statements – Notes to the consolidated financial statements – Note 7:
(Loss)/gain on financial instruments.
Share of results of equity-accounted investees after tax
The profit from share of results of equity-accounted investees of R337 million in 2025 (2024: R212 million) was primarily due to profit of R516 million (2024: R327 million) relating to Sibanye-Stillwater’s 44% interest in Rand Refinery, partially offset by share of losses of R148 million
(2024: R97 million) relating to Sibanye-Stillwater’s 50% attributable share in Mimosa and share of losses of R21 million (2024: R11 million) relating to Sibanye-Stillwater’s investment in Glint Incorporated. For additional information on the share of results of equity-accounted investees after tax, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 18: Equity-accounted investments.
Impairments
During 2025 the Group recognised impairment losses of R14,007 million compared with impairment losses R9,173 million recognised in 2024.
The impairment losses recognised mainly related to the following cash-generating units (CGU):
•Kloof CGU: An impairment loss of R3,779 million was recognised at 31 December 2025 following a decrease in the life of mine arising from logistical constraints, seismicity and safety concerns to access higher grade areas, which adversely affected the recoverable amount.
•US PGM operations (Stillwater CGU):  An impairment loss of R4,230 million was recognised at 30 June 2025 following the enactment of the
One Big Beautiful Bill Act in the US, which provided for the phase-out and termination of Section 45X credits for critical minerals produced after 31 December 2030. The resulting reduction in future net cash flows from the US PGM operations led to a reduction in the recoverable amount.
•Keliber CGU: An impairment loss of R2,460 million was recognised at 31 December 2025, in addition to R5,344 million recognised at
30 June 2025. The additional impairment reflected a further decrease in the long-term forecasted lithium hydroxide price assumptions compared to 30 June 2025 and the decision to proceed with an extended start-up profile, which reduced expected future net cash flows. The impairment loss recognised at 30 June 2025 was due to a decrease in the long-term forecasted lithium hydroxide price and an increased discount rate which reduced expected future net cash flows.
•Reversals of impairment: Impairment reversals of  R449 million, R168 million and R1,307 million million at 31 December 2025 were recognised at Beatrix, Driefontein and Burnstone, respectively. The reversals of impairment resulted from the higher gold price outlook and sustained operational improvements at the Beatrix and Driefontein operations which increased expected future net cash flows and recoverable amounts.
The impairment losses recognised in 2024 were disclosed in the Group’s 2024 Form 20‑F and are not repeated here.
For additional information on the impairments see – Consolidated financial statements – Notes to the consolidated financial statements –
Note 10: Impairments and reversal of impairments.
Occupational healthcare gain
At 31 December 2025 Sibanye-Stillwater provided R384 million (2024: R336 million) for its share of the settlement cost. The estimated costs at
31 December 2025 and 2024 was determined by an actuarial specialist and as a result, a change in estimate of R49 million loss was recognised in profit or loss for the year (2024: R76 million gain). For additional information on the occupational healthcare expense, see –
Consolidated financial statements – Notes to the consolidated financial statements – Note 30: Occupational healthcare obligation.
Restructuring costs
Restructuring costs of R247 million (2024: R550 million) were incurred during 2025 which mainly related to the SA gold operations (R65 million
(2024: R144 million)), SA PGM operations (R8 million (2024: R269 million)), Protection Services (R2 million (2024: R11 million)), US PGM operations
(R2 million (2024: R126 million)) and Sandouville (R170 million (2024: Rnil)).
Transaction costs
Transaction costs were R4,543 million in 2024 compared with R851 million in 2024. The transaction costs in 2025 mainly included the Appian settlement R3,607 million (2024: Rnil), Appian legal fees R212 million (R115 million), project cost of the GalliCam pre-feasibility study R373 million (2024: R193 million), legal and advisory fees on merger and acquisition activities relating to Reldan Rnil (2024: R187 million) and Metallix
R175 million (2024: Rnil), acquisition related advisory and legal fees of R2 million (2024: R55 million), advisory fees on Franco Nevada stream
R104 million (2024: Rnil) and other transaction related general legal and advisory fees of R70 million (2024: R301 million).
Care and maintenance costs
Care and maintenance costs were R1,761 million in 2025 compared with R1,609 million in 2024. The care and maintenance costs included
R1,132 million (2024: R970 million) at Cooke, R10 million (2024: R14 million) at Beatrix, R69 million (2024: R340 million) at Kloof, R206 million
(2024: R194 million) at Burnstone, R103 million (2024: R69 million) at Marikana, R46 million (2024: R10 million) at Rustenburg, R1 million
(2024: R10 million) at Kroondal and R194 (2024: Rnil million) at Sandouville.
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable was a net income of R495 million in 2025 (2024: R446 million). The income is mainly due to changes in gross closure cost estimates, changes in discount rates

AFR –	33
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
and changes in expected timing of rehabilitation for operations on care and maintenance and operations that are being rehabilitated
(recognised through profit or loss).
Cost incurred on employee and community trusts
Cost incurred on employee and community trusts were R364 million in 2025 compared with R204 million in 2024. These costs were incurred on the Marikana R135 million (2024: R288 million) and SRPM employee Trusts R226 million (2024: R84 million credit).
Corporate and social investment costs
Corporate and social investment costs (CSI) were R352 million in 2025 compared with R405 million in 2024. CSI costs mainly related to the SA gold operations (R25 million (2024: R13 million)), SA PGM operations (R265 million (2024: R337 million)) Century operation (R62 million
(2024: R54 million)) and Reldan operation (R62 million (2024: R47 million)).
Onerous contract provision utilisation/change in estimate/(provision)
The onerous contract provision utilisation/change in estimate included in Sandouville segment, decreased from R1,017 million in 2024 to R124 million in 2025 due to the realisation of onerous contract losses provided for at 31 December 2023. There was no additional onerous contract provision recognised in 2025 (2024: R200 million). During 2024, the Group agreed with the supplier to terminate this supply contract with final delivery made in January 2025 which resulted in additional provisions raised for onerous contracts amounting to R200 million in respect of the
Sandouville nickel refinery's production process, see – Consolidated financial statements – Notes to the consolidated financial statements –
Note 29.2: Other provisions.
Exploration costs
Exploration costs were R4 million in 2025 compared with R36 million in 2024. The exploration costs in 2025 mainly related to the SA PGM operations (R2 million (2024: R28 million)) and Century operation (R1 million (2024: R8 million)).
Non-mining royalties
Non-mining royalties relating to royalties payable to the Bafokeng nation were R20 million in 2025 compared with R73 million in 2024 and decreased mainly due to higher capital expenditure spend in the royalty areas of Kroondal such that no royalty is payable on the total combined calculation post the merger of Kroondal into the Rustenburg operations. The non-mining royalties were incurred at the Marikana
(R20 million (2024: R17 million)) and Rustenburg (Rnil (2024: R56 million)) operations.
Royalty Tax
Royalty tax increased by 111% to R1,145 million in 2025 from R543 million in 2024. The increase in 2025 was mainly due to the increased revenue and profitability at the SA PGM and SA gold operations as a result of higher PGM basket prices and gold prices in 2025. The decrease in 2024 was mainly due to the decreased revenue and profitability at the SA PGM operations as a result of continued lower PGM basket prices in 2024, partially offset by the increase in royalties payable by New Century due to higher zinc concentrate prices in 2024.
Mining and income tax
Mining and income tax charge increased to R4,328 million in 2025 compared to R1,496 million in 2024. This was due to a higher current tax charge of R2,418 million in 2025, of which mining tax increased by R1,323 million and higher deferred tax of R1,910 million, of which the deferred tax charge increased by R1,463 million and the deferred tax rate adjustment increased by R467 million. The increase in mining tax mainly related to higher current tax at the SA PGM Marikana and Rustenburg operations of R271 million and R1,056 million, respectively. The increase in deferred tax charge mainly related to utilisation of capital expenditure at the Marikana operations and DRDGOLD Limited which was redeemed due to higher profitability. The table below indicates Sibanye-Stillwater’s effective tax expense rate in 2025 and 2024.

		2025	2024
Mining and income tax	Rm	4,328	1,496
Effective tax rate	%	(1,053)	(36)
In 2025, the tax  charge on the loss before tax at the South African statutory company tax rate of 27%, or R111 million, compared with tax charge of R4,328 million is mainly due to the impact on the statutory tax rate of the following
•R5,334 million unrecognised or derecognised deferred tax assets
•R1,048 million non-deductible transaction costs
•R169 million SA gold mining tax formula rate adjustment
•R103 million change in estimated deferred tax rate
•R101 million non-deductible finance expense
•R46 million tax adjustment in respect of prior periods
•R27 million US statutory tax rate adjustment
•R13 million non-taxable gain on foreign exchange differences
•R13 million non-deductible impairments
•R11 million non-deductible share-based payments
The above was partially offset by the following
•R1,670 million non-taxable Section 45X credit
•R592 million net other non-taxable income and non-deductible expenditure
•R94 million non-taxable share of results of equity-accounted investee
•R40 million non-deductible loss on fair value of financial instruments

AFR –	34
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
•R24 million US state tax adjustment
•R6 million non-taxable dividend received
The drivers of the Group’s tax charge in 2024 were disclosed in the Group’s 2024 Form 20‑F and are not repeated here.
Liquidity and capital resources
Liquidity position
At 31 December 2025, the Group maintained a strong liquidity position supported by cash generated from operations and access to committed revolving credit facilities. For the year ended 31 December 2025, the Group generated adjusted EBITDA of R37.8 billion, reflecting a significant improvement in operating performance compared with the prior year. Net debt at 31 December 2025 amounted to approximately R22.1 billion, resulting in a net debt to adjusted EBITDA ratio of 0.59 times.
The Group continues to actively manage liquidity through disciplined capital allocation, cost control initiatives and maintaining adequate headroom under committed debt facilities to withstand periods of commodity price volatility.
Cash flow analysis
Net increase in cash and cash equivalents in 2025 was R2,471 million compared with a net decrease in cash and cash equivalents in 2024 of
R9,490 million.
Net cash from operating activities
Net cash from operating activities increased by R11,294 million to R21,407 million in 2025 from R10,113 million in 2024. The items contributing to the increase in 2025 and 2024 are indicated in the table below.

Figures in million - SA rand	2025	2024
Increase/(decrease) in cash generated by operations¹	9,278	(14,312)
Increase in deferred revenue advance received²	7,438	2,372
Decrease/(increase) in cash-settled share-based payments paid	102	(114)
(Decrease)/increase in change in working capital	(4,580)	5,103
Increase in interest paid	(236)	(797)
Increase/(decrease) in royalties and tax paid³	(1,548)	1,894
Increase in royalties and tax refunded[4]	920	0
(Increase)/decrease in dividends paid[5]	(129)	5,145
Decrease in additional deferred payments relating to acquisition of a business[6]	44	3,689
Other	5	37
Increase in net cash from operating activities	11,294	3,018
1The increase in cash generated by operations in 2025 was mainly due to higher commodity prices at all operations with the exception of nickel and the acquisition of the
Metallix recycling operation during September 2025 and includes a non-recurring cash payment of R3.6 billion in respect of the Appian Capital legal settlement. The decrease in cash generated by operations in 2024 was mainly due to continued lower average realised PGM basket prices at the SA PGM, US PGM and US Recycling operations  partially offset by additional increases in the gold price for 2024
2The amount received for the year ended 31 December 2025 of R10,745 million relates to the Franco-Nevada stream cash receipts amounting to R9,215 million and Century deferred proceeds, amounting to cash receipts of R1,097 million and Reldan deferred proceeds amounting R433 million. The amount received for the year ended 31
December 2024 of R3,307 million relates to income received in advance from customers of Century of R366 million, Reldan deferred proceeds of R243 million and cash prepayments received in respect of the gold prepay and chrome prepay amounting to R1,793 million and R905 million, respectively
3The increase in royalties and tax paid in 2025 was due to the increase in revenue and taxable mining income as a result of higher commodity prices at all operations with the exception of nickel and the decrease in royalties and tax paid in 2024 was due to the decrease in revenue and taxable mining income as a result of lower average realised
PGM basket prices at the SA PGM, US PGM and US Recycling operations, partially offset by an increase in the gold price for 2024
4The increase in royalties and tax refunded in 2025 was due to refunds received on tax mainly at Eastern Platinum Proprietary Limited of R82 million and at Stillwater Mining
Company of R298 million, and refunds received on royalties at Western Platinum Proprietary Limited of R292 million and Sibanye Rustenburg Mines Proprietary Limited of
R96 million
5There were no dividends paid by the Group during 2025 and dividends paid by subsidiary companies to their non-controlling shareholders was R302 million. There were no dividends paid by the Group during 2024 and dividends paid by subsidiary companies to their non-controlling shareholders was R173 million.
6The acquisition date fair value of deferred payments and contingent consideration relating to business combinations is part of the aggregate consideration for obtaining control of the underlying net assets. Therefore, unless the obligations are clearly part of the borrowing structure of the group, repayments of the acquisition date fair value are classified as investing activities. Additional deferred/contingent payments in excess of the grant date fair value are considered to be operating activity cash flows by nature and amounted to Rnil in 2025 and R44 million in 2024 mainly relating to the acquisition of the Pandora acquisition

AFR –	35
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
Cash flows from investing activities
Net cash used in investing activities decreased to R21,692 million in 2025 from R24,338 million in 2024. The decrease in cash used in investing activities was mainly due to a decrease in additions to property, plant and equipment of R20,307 million in 2025 compared to R21,569 million in 2024 and a decrease in net cash used in investing activities mainly due to the acquisition of Metallix net of cash acquired for R1,894 million and the final payment on the Reldan acquisition of R96 million (2024: R2,690 million relating to Redan acquisition), see – Consolidated financial statements – Notes to the consolidated financial statements – Note 16: Acquisitions. Net cash used in investing activities increased to R24,338 million in 2024 from R22,038 million in 2023. The increase in the 2024 of net cash used in investing activities was mainly due to the acquisition of Reldan net of cash acquired for R2,690 million (2023: R471 million net cash received from the Kroondal acquisition), partially offset by a decrease in additions to property, plant and equipment of R21,569 million, compared to R22,411 million in 2023.
Cash additions to property, plant and equipment at the individual mines are shown in the table below.

Figures in million – SA rand	2025	2024
Southern Africa	(12,531)	(12,451)
SA PGM operations	(5,910)	(5,683)
Rustenburg operation	(2,228)	(1,678)
Marikana	(3,641)	(3,464)
Kroondal[1]	—	(477)
Platinum Mile	(41)	(56)
Corporate and reconciling items[2]	(0)	(8)
SA gold operations	(6,621)	(6,768)
Driefontein	(2,109)	(2,050)
Kloof	(1,235)	(1,182)
Beatrix	(362)	(312)
DRDGOLD	(2,901)	(2,870)
Corporate and reconciling items[2]	(14)	(354)
International operations
US operations	(1,825)	(2,998)
US PGM underground operations	(1,779)	(2,988)
Pennsylvania (Reldan) and North Carolina (Metallix) recycling operations[3]	(46)	(10)
European operations	(5,762)	(5,905)
Sandouville	(28)	(173)
Corporate and reconciling items[2]	(5,734)	(5,732)
Australian operations	(186)	(217)
Century zinc retreatment operation	(114)	(207)
Corporate and reconciling items[2]	(72)	(10)
Group Corporate and reconciling items	(3)	2
Total Capital Expenditure	(20,307)	(21,569)
1Kroondal was included as part of the Rustenburg operation from 2025 and its corresponding cash additions to property, plant and equipment was therefore reported as part of the Rustenberg operations from 2025
2Corporate and reconciling items does not represent a separate segment as it does not generate revenue. Corporate and reconciling items for SA gold operations include the Burnstone project,  total EU operations include the Keliber project and the Australian operations include the Mt Lyell project
3Capital expenditure at the Pennsylvania (Reldan) and North Carolina (Metallix) recycling operations was R46 million compared to R10 million in 2024 which did not include the North Carolina (Metallix) recycling operations which were acquired in September 2025.
Cash flows from financing activities
Net cash from financing activities of R2,756 million in 2025 compared with R4,735 million in 2024. Net cash from financing activities comprised loans raised of R7,912 million (2024: R8,278 million), partially offset by lease payments of R228 million (2024: R208 million), loans repaid of
R4,883 million (2024: R3,335 million) and reattribution of non-controlling interests (NCI) of R45 million l  (2024: Rnil million).
Net increase/(decrease) in cash and cash equivalents
As a result of the above, net cash and cash equivalents (excluding the effect of exchange rate fluctuations on cash held) increased by
R2,471 million in 2025 compared with a decrease of R9,490 million in 2024.
Total Group cash and cash equivalents amounted to R17,178 million at 31 December 2025 (2024: R16,049 million).
Notional free cash flow
Sibanye-Stillwater defines notional free cash flow as adjusted EBITDA, less non cash revenue relating to streaming transactions and deferred prepayments, non cash government grants and accrued taxes and royalties, and includes other non-routine cash items such as legal dispute settlements and realised hedges.

AFR –	36
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
The table below shows a calculation of notional free cash flow:

Figures in million - SA rand	2025	2024	% Change 2025/2024
Adjusted EBITDA	37,800	13,088	189
Adjusted for non-cash items:
Deferred revenue released - Streaming	(1,132)	(455)	149
Deferred revenue released - Prepays	(1,668)	(406)	311
Section 45X grant not yet received	(5,885)	—	100
Tax and royalties (accrued)	(3,562)	(1,961)	82
Other non-routine cash items:
Legal settlement payment to Appian	(3,565)	(115)	3,000
Early settlement payment on onerous contract	(45)	(665)	(93)
Realised hedges	(1,607)	(314)	412
	20,336	9,172	122
Property. plant and equipment additions	(20,307)	(21,569)	(6)
Notional free cash flow	29	(12,397)	(100)
Non-IFRS measures such as notional free cash flow is considered as pro forma financial information as per the JSE Listing Requirements. The pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, notional free cash flow should not be considered in isolation or as a substitute for measures of financial performance and cash flows prepared in accordance with IFRS Accounting Standards, namely net cash from operating activities. The pro forma financial information for the years ended 31 December 2025 and 31 December 2024 have been reported on by BDO SA in terms of ISAE 3420, respectively and a copy of their reporting accountants assurance report can be obtained from the Company’s registered office, by emailing the Company Secretary (lerato.matlosa@sibanyestillwater.com)
For a reconciliation between notional free cash flow and net cash from operating activities, see – Consolidated financial statements –
Reconciliation of notional free cash flow to net cash from operating activities.
The table below shows a calculation of notional free cash flow:

Figures in million - SA rand	2025	2024	% Change 2025/2024
Southern Africa
SA PGM operations	5,846	136	4,199
SA gold operations	3,224	(1,608)	(300)
International operations
US operations
US PGM operations	(831)	(3,375)	(75)
US PA & NC recycling operations	1,012	133	661
European operations	(6,572)	(7,449)	100
Australian operation	996	30	3,220
	3,675	(12,133)	(130)
Group corporate	(3,646)	(264)	1,281
Notional free cash flow	29	(12,397)	(100)
The SA PGM operations generated notional free cash flow for 2025 of R5,846 million compared to notional free cash flow for 2024 of R136 million, due to a 28% higher 2E PGM basket price received during 2025 which resulted in R9,626 million higher revenue, partially offset by 4%
lower sales volumes and higher taxes and royalties accrued of R1,561 million due to higher profitability.
The SA gold operations generated notional free cash flow for 2025 of R3,224 million compared to negative notional free cash flow of
R1,608 million in 2024, mainly due to the 39% higher gold price received during 2025 which resulted in R5,914 million higher revenue, partially offset by 10% lower volumes and the losses realised on the gold hedge contracts of R1,288 million.
The US PGM operations negative notional free cash flow for 2025 of R831 million compared to negative notional free cash flow for 2024 of
R3,375 million. The decrease in negative notional free cash flow for 2025 was mainly due an increase in adjusted EBITDA and lower cash additions to property, plant and equipment of R1,208 million, partially offset by lower revenue of R2,796 million mainly due to 39% lower 2E sales volumes in line with the restructured US PGM production profile.
The US Pennsylvania (Reldan) and North Carolina (Metallix) recycling operations generated notional free cash flow for 2025 of R1,012 million compared to notional free cash flow for 2024 of R133 million, mainly due to higher commodity prices received and including 12 months of the Pennsylvania results for 2025. Included in the notional cashflow was a net negative notional cashflow of R205 million arising from the addition of the NC recycling site (Metallix) for four months since September 2025 (PPA negative notional cashflow of R503 million and operational notional cashflow of R298 million).
The European operations incurred negative notional free cash flow for 2025 of R6,572 million compared to negative notional free cash flow for 2024 of R7,449 million, mainly attributable to capital expenditure on the Keliber lithium project of R5,734 million (2024: R5,732 million), a decrease in the Sandouville adjusted EBITDA loss to R590 million in 2025 (2024: R723 million) due to the Sandouville nickel refinery which ramped down and ceased production during 2025 and the settlement of a key contract of R665 million paid during H2 2024.

AFR –	37
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
The Century operation generated notional free cash flow for 2025 of R996 million compared to notional free cash flow for 2024 of R30 million, mainly due to 11% higher sales compared to 2024 year where production was impact by heavy rainfall during Q1 2024 and the bushfire, partially offset by a 1% lower zinc concentrate price and lower sales recognised in December 2025 due to shipping constraints.
Group corporate generated negative notional free cash flow for 2025 of R3,646 million compared to negative notional free cash flow for
2024 of R264 million, mainly due to the legal settlement payment to Appian of R3,565 million.
Statement of financial position
Borrowings
Total borrowings (short- and long-term), excluding R4,005 million (2024: R2,260 million) attributable to Burnstone which has no recourse to
Sibanye-Stillwater’s balance sheet, decreased modestly to R39,252 million at 31 December 2025 from R39,426 million at 31 December 2024.
Total gross debt increased by R1,570 million to R43,257 million (2024: R41,687 million) at 31 December 2025 and was mainly attributable to remaining draw down on the Keliber Green loan facility of R3,851 million (2024:  R5,618 million), partially offset by foreign exchange movements on foreign denominated debt (mainly Burnstone, 2026 and 2029 Notes and the US$ Convertible Bond) amounting to a gain of
R4,020 million (2024: R344 million loss).
At 31 December 2025, Sibanye-Stillwater had committed undrawn facilities of R21,255 million (31 December 2024: R26,743 million) available under the US$1 billion RCF, the R6.5 billion RCF and on other short-term borrowing facilities.
For a description of borrowings, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 27:
Borrowings and derivative financial instrument.
Working capital and going concern assessment
For the year ended 31 December 2025, the Group incurred a loss of R4,739 million (2024: loss of R5,710 million and 2023: loss of
R37,430 million). As at 31 December 2025, the Group’s current assets exceeded its current liabilities by R26,595 million (2024: R27,458 million and 2023: R25,415 million) and the Group’s total assets exceeded its total liabilities by R44,167 million (2024: R48,289 million and 2023:
R51,607 million). During the year ended 31 December 2025 the Group generated net cash from operating activities of R21,407 million (2024:
R10,113 million and 2023: R7,095 million).
The Group has committed undrawn debt facilities of R21,255 million at 31 December 2025 (2024: R26,743 million and 2023: R20,755 million)
and cash balances of R17,178 million (2024: R16,049 million and 2023: R25,560 million). The Group’s leverage ratio (net debt/(cash) to adjusted EBITDA) as at 31 December 2025 was 0.59:1 (2024 was 1.79:1 and 2023 was 0.58:1) and its interest coverage ratio (adjusted EBITDA to net finance charges/(income)) was 25:1 (2024 was 11:1 and 2023 was 66:1). The maximum permitted leverage ratio up to 31 December
2025 is 3.0:1 and thereafter 2.5:1. The maximum required interest coverage ratio up to 31 December 2025 3.0:1 and  4.0:1 thereafter.
Included under current borrowings on the consolidated statement of financial position is the 2026 Notes, amounting to R11,185 million which matures by November 2026. The Group has commenced its planning for the refinancing of these Notes and is expecting to conclude the process before 30 June 2026. In addition, at the date of approving these consolidated financial statements for issue, the US$1 billion RCF and
R6.5 billion RCF were totally undrawn. There were no significant events which had a significant negative impact on the Group’s strong liquidity position.
Management believes that the cash forecasted to be generated by operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due for a period of at least eighteen months after the reporting date. The consolidated financial statements for the year ended 31 December 2025 have therefore been prepared on a going concern basis.
Credit facilities
The Group has access to committed revolving credit facilities with a syndicate of international and South African banks, which are intended to support general corporate purposes, including working capital requirements and refinancing of existing indebtedness.
At 31 December 2025, the Group’s committed facilities comprised a US dollar‑denominated revolving credit facility of US$1.0 billion and a
South African rand‑denominated revolving credit facility of R6.5 billion, both maturing in 2028. These facilities were unsecured and subject to customary representations, warranties and covenants. These facilities were undrawn at the date of this report, providing the Group with substantial liquidity headroom.
Financial Covenants
The Group’s revolving credit facilities are subject to financial covenants based primarily on a net debt to adjusted EBITDA ratio and an interest cover ratio, each calculated in accordance with definitions set out in the relevant facility agreements. At 31 December 2025, the
Group was in compliance with all applicable financial covenants. Net debt to adjusted EBITDA was 0.59 times, which was well below the applicable covenant limits of between 3.0 times and 3.5 times, depending on the relevant measurement period. Interest cover was also comfortably in excess of the minimum covenant requirement. The Group had significant headroom against all covenant thresholds at year‑end.
Management continues to monitor covenant compliance on an ongoing basis, including under downside commodity price and exchange rate scenarios, and considers the risk of covenant breach to be remote based on current forecasts.

AFR –	38
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED
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
Off balance sheet arrangements and contractual commitments
At 31 December 2025, Sibanye-Stillwater had no off balance sheet items. For a description of Sibanye-Stillwater’s contractual commitments, see the following notes to the consolidated financial statements:

Contractual commitments	Note to the consolidated financial statements
Environmental rehabilitation obligation and other provisions	29 - Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	30 - Occupational healthcare obligation
Commercial commitments	36 - Commitments
Other receivables and other payables	21 - Other receivables and other payables
Debt
- capital	27 - Borrowings and derivative financial instrument
- interest	27 - Borrowings and derivative financial instrument
Leases	28 - Lease liabilities
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
These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the consolidated financial statements.
For Sibanye-Stillwater’s material accounting policies that are subject to significant judgements, estimates and assumptions, see the following notes to the consolidated financial statements:

Accounting policy	Note to the consolidated financial statements
Unconsolidated structured entities	1 - Consolidation
Revenue	3 - Revenue
Cash-settled share-based payment obligation	6 - Share-based payments
Royalties, mining and income tax, and deferred tax	11 - Royalties, mining and income tax, and deferred tax
Property, plant and equipment	14 - Property, plant and equipment
Business combinations	16 - Acquisitions
Goodwill	17 - Goodwill and other intangibles
Equity-accounted investments	18 - Equity-accounted investments
Other investments	19 - Other investments
Other receivables and other payables	21 - Other receivables and other payables
Inventories	22 - Inventories
Borrowings and derivative financial instrument	27 - Borrowings and derivative financial instrument
Environmental rehabilitation obligation	29 - Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	30 - Occupational healthcare obligation
Deferred revenue	31 - Deferred revenue

AFR –	39
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
eliminating the effects of various one-time,
irregular, and non-recurring items from the
standard EBITDA calculation
		Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	AFR 32,33
Notional free cash flow (FCF)
Adjusted EBITDA, less non cash revenue relating to
streaming transactions and deferred
prepayments, non cash government grants and
accrued taxes and royalties, and includes other
non-routine cash items such as legal dispute
settlements and realised hedges.
		Report one of the drivers considered by management to illustrate cash available for dividends and other investing activities	AFR 38
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
AFR 26,27,28,29
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
AFR 26,27,28,29
AISC/AIC per unit	AISC/AIC divided by the total PGM produced/ gold sold/zinc produced (payable)
Developed by the World Gold council for the
purpose of the gold mining industry, AISC/AIC per
unit provides a metric that aims to reflect the full
cost to sustain the production and sale, after
including growth capital (AIC), of an ounce/
kilogram/tonne of commodity and reporting this
metric allows for a meaningful comparisons across
our operations and different mining companies
AFR 26,27,28,29
Headline earnings	Calculated based on the requirements set out in SAICA Circular 1/2023	Reported in compliance with the Johannesburg Stock Exchange (JSE) Listings Requirements	AFR 105
Headline earnings per share (HEPS)	Headline earnings divided by the weighted average number of ordinary shares in issue during the year	Reported in compliance with the JSE Listings Requirements	AFR 105
Diluted headline earnings per share	Headline earnings divided by the diluted weighted average number of ordinary shares in issue during the year	Reported in compliance with the JSE Listings Requirements	AFR 105,106
Interest coverage ratio	Adjusted EBITDA divided by net contractual finance charges/(income) settled in cash during the period	Report compliance with the debt covenant: interest coverage ratio	AFR 162
Net debt/(cash)	Borrowings and bank overdraft less cash and cash equivalents, excluding Burnstone debt, bank overdraft and cash	Used in the calculation of the debt covenant ratio: net debt/(cash) to adjusted EBITDA	AFR 145
Net debt/(cash) to adjusted EBITDA (ratio)	Net debt/(cash) as of the end of a reporting period divided by adjusted EBITDA of the last 12 months ended on the same reporting date	Report compliance with the debt covenant: net debt/(cash) to adjusted EBITDA ratio	AFR 145

AFR –	40
MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS CONTINUED

Non-IFRS measure	Definition	Purpose why these non-IFRS measures are reported	Reconciled on page
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
depreciation and change in inventory in a period
by the gold kilograms produced or PGM 2E and
4E ounces produced in the same period
		Report a measure that aims to reflect the operating cost to produce our commodities, and reporting this metric allows for a meaningful comparisons across our operations and different mining companies	AFR 7
Pro-forma financial information
Certain financial information, including non-IFRS measures, presented in these consolidated results constitutes pro forma financial information. The responsibility for preparing and presenting the pro forma financial information for the completeness and accuracy of the pro forma financial information is that of the directors of Sibanye-Stillwater. This pro forma financial information is presented for illustrative purposes only.
Because of its nature, the pro forma financial information may not fairly present Sibanye-Stillwater’s financial position, changes in equity, and results of operations or cash flows.

AFR –	41
STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS
The directors are responsible for the preparation and fair presentation of the consolidated annual financial statements of Sibanye-Stillwater, comprising the consolidated statement of financial position as at 31 December 2025, consolidated income statement and consolidated statements of other comprehensive income, changes in equity and cash flows for the year then ended, and the notes to the consolidated financial statements, which include a summary of material accounting policies, and other explanatory notes. The consolidated financial statements have been prepared on a going concern basis in accordance with IFRS Accounting Standards, as issued by the International
Accounting Standards Board (IASB), the South African Institute of Chartered Accountants Financial Reporting Guides issued by the Accounting
Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act  and JSE Listings Requirements. The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including derivative instruments) which are measured at fair value through profit or loss or other comprehensive income.
In addition, the directors are responsible for preparing the directors’ report.
The directors consider that, in preparing the consolidated financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS Accounting Standards that they consider to be applicable have been complied with for the financial year ended 31 December 2025. The directors are satisfied that the information contained in the consolidated financial statements fairly presents the results of operations for the year and the financial position of the Group at year end. The directors are responsible for the information included in the Annual financial report, and are responsible for both its accuracy and its consistency with the consolidated annual financial statements.
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
The Group’s external auditors, BDO South Africa Inc. audited the consolidated annual financial statements. For their report, see – Independent
Auditor’s Report.
The consolidated annual financial statements were approved by the Board of Directors and are signed on its behalf by:

Richard Stewart	Charl Keyter
Chief Executive Officer	Chief Financial Officer
24 April 2026
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

24 April 2026

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
There were some resignations, retirements and appointments of independent non-executive directors during the 2025 year which affected the
Audit Committee membership and Terence Nombembe assumed the role of Chairman of the audit committee from the 2025 annual general meeting (AGM) (29 May 2025). The Audit Committee maintained a minimum of four independent non-executive directors for the period from 1
January 2025 to 31 December 2025. For membership, see – Integrated report - About Sibanye-Stillwater and our leadership - Board and executive leadership.
The Board believes that the members collectively possess the knowledge and experience to supervise Sibanye-Stillwater’s financial management, internal and external auditors, the quality of Sibanye-Stillwater’s financial controls, the preparation and evaluation of Sibanye-
Stillwater’s audited consolidated financial statements and Sibanye-Stillwater’s periodic financial reporting.
The Board has established and maintains internal controls and procedures, which are reviewed on a continuous basis. Controls are designed to manage the risk of business failures and to provide reasonable assurance against such failures. However, despite having these measures, this is not a guarantee that such risks are eliminated.
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
Annual financial statements
The Committee has reviewed and is satisfied that the consolidated financial statements (this term includes reference to "annual report", a term newly defined in the JSE LR which includes consolidated and company separate financial statements), including accounting policies, are appropriate and comply with IFRS Accounting Standards, as issued by the International Accounting Standards Board (IASB), the South African
Institute of Chartered Accountants (SAICA) Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting
Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the Companies Act, JSE LR and the requirements of the SEC.
The significant audit and accounting matters in respect of the Group considered by the Committee during the financial year were:
•the physical quantities of Western Platinum Proprietary Limited's (WPL) platinum group metals (PGM) in process
•the impairment assessment of property, plant and equipment, right-of-use assets, goodwill, other intangible assets and equity-accounted investments
•the Reldan business combination

AFR –	43
REPORT OF THE AUDIT COMMITTEE continued
The above matters were addressed by management and by the Audit Committee on a review basis as follows:

The physical quantities of WPL's PGM in process
For the year ended 31 December 2025, management determined the physical quantities of PGMs in process at
WPL as follows:
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
Management concluded that the PGMs in process are accurate and exist at 31 December 2025.
Significant accounting judgements and estimates are appropriately disclosed in note 22 to the consolidated financial statements.

The impairment assessment of property, plant and equipment, right-of- use assets, goodwill, other intangible assets and equity-accounted investments
For the year ended 31 December 2025, management performed an impairment assessment over the property, plant and equipment, right-of-use assets, goodwill, other intangible assets and equity-accounted investments as follows:
•assessed whether there is an indication, based on either internal or external sources of information, that an asset or cash-generating unit (CGU) may be impaired
•where indications of impairment were identified and where the CGU has allocated goodwill, calculated the recoverable amount of the CGU, based on expected discounted net forecast cash flows arising from the expected mining of the ore reserves
•considered the excess of recoverable amount over the carrying value for each CGU
Management concluded that the carrying value of the Keliber project, US PGM operation and Kloof cash generating units exceed their estimated recoverable amounts. As disclosed in note 10 to the consolidated financial statements, total impairment and reversal of impairment losses of R14,007 million were recognised.

The Metallix Refining business combination
For the year ended 31 December 2025, management prepared a provisional purchase price allocation of the
Metallix Refining business combination as follows:
•engaged an external valuation expert to determine the fair value of the property, plant and equipment mainly based on the depreciated replacement costs method, and comparable transactions where appropriate
•engaged an external valuation expert to determine the fair value of identifiable intangible assets based on appropriate methods supported by the expected discounted net cash flows
•determined the fair value of the remaining assets acquired and liabilities assumed using appropriate valuation techniques
Management recognised goodwill on acquisition of R9 million, attributable to human capital and the premium paid for the synergies and benefits expected to be derived from the Group's recycling business across the US.

External Auditor suitability review
In terms of section 90(1) of the Companies Act, each year at its AGM, the Company must appoint an external audit firm and designated individual partner in compliance with the requirements of the Companies Act and the JSE LR, respectively.
In terms of the JSE LR, the Audit Committee has the responsibility to review the Company’s appointed audit firm and designated individual partner for appointment. After such review, the Audit Committee makes a recommendation to the Board, and the Board in turn considers same and then makes a recommendation to shareholders in the notice of AGM.
Accordingly, in compliance with paragraph 5.7(h)(iii) the Simplified JSE LR, the Audit Committee assessed the suitability of BDO South Africa Inc.
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

AFR –	44
REPORT OF THE AUDIT COMMITTEE continued
Based on the results of the Auditor Suitability Review and a review of the independence of BDO South Africa Inc. and the designated individual partner, the Audit Committee has satisfied itself in terms of the JSE LR and recommended to the Board that BDO South Africa Inc. be re-
appointed as the auditors of the Company and that Servaas Kranhold be re-appointed as the designated individual partner. The Board concurred with the recommendation.
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
Audit Committee is satisfied that BDO South Africa Inc. is independent of the Company and Group. The audit fees, audit-related fees, tax fees and all other non-audit fees were approved by the Audit Committee. The audit fees are disclosed below, as well as the audit-related fees billed by BDO South Africa Inc. for 2025 (Ernst & Young Inc. for 2024 and 2023):

Figures in million - SA rand	2025	2024	2023
Audit fees[1,2]	73.4	100.0	89.3
Audit-related fees[3]	0.7	2.1	2.9
Tax fees[4]	—	0.1	1.2
Total[5]	74.1	102.2	93.4
1Audit fees consist of the aggregate fees for the annual audit of Sibanye-Stillwater’s respective Company and Group consolidated financial statements, audit of the Group’s internal control over financial reporting in accordance with section 404 of the Sarbanes-Oxley Act (SOX Act) and the audit of statutory financial statements of the Company’s subsidiaries, including fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of the Company’s financial statements that are services that only an external auditor can reasonably provide. The 2025 audit fees include an inflationary increase and fees for the review of the audit of the Metallix
Group of Companies and additional statutory audits
2The 2025 audit fees includes the aggregate fees for the annual audit of DRDGOLD Limited who are also audited by the same auditors, BDO South Africa Inc. The DRDGOLD Limited audit fees for 2024 and 2023 were not included in the table above, as DRDGOLD Limited were audited by different auditors than Sibanye-Stillwater for those years.
3Audit-related fees consist of the aggregate fees billed in each fiscal year for factual findings reports and the review of documents filed with regulatory authorities. Also included for
2025 were fees in respect of providing limited assurance by BDO Advisory Services Proprietary Limited on specified items in the Integrated Report for DRDGOLD Limited
4Tax fees include the aggregate fees billed in each fiscal year for tax compliance, tax advice, tax planning and other tax-related services
5All fees quoted are exclusive of VAT
The Audit Committee determines the nature and extent of non-audit services that the auditor can provide and pre-approves all permitted non-
audit assignments by the Group’s external auditor. In accordance with the SEC rules regarding auditor independence, the Audit Committee has established policies and procedures for audit and non-audit services provided by the Group’s external auditor. The rules apply to Sibanye-
Stillwater and it’s legally controlled unlisted subsidiaries engaging any accounting firms for audit services and the auditor who audits the accounts filed with the SEC (the Group’s independent external auditor) for permissible non-audit services. When engaging the Group’s external auditor for permissible non-audit services (audit related services, tax services, and all other services), pre-approval is obtained prior to the commencement of the services.
The Audit Committee approves the respective annual audit plans presented by both the internal and external auditors and monitors progress against the plans. These audit plans provide the Audit Committee with the necessary assurance on risk management, internal control environments and IT governance.
Internal Audit
The internal control systems of the Group are monitored by the in-house Internal Audit function, which reports findings and recommendations to the Audit Committee and to senior management. The Audit Committee determines the purpose, authority and responsibility of the Internal Audit function in an Internal Audit Charter. The Internal Audit function is headed by the Vice President: Internal Audit, who may be appointed or dismissed by the Audit Committee. The Audit Committee is satisfied that the incumbent Vice President: Internal Audit has the requisite skills and experience and is supported by a sufficient staff complement with appropriate skills and training.
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
Internal Audit reports deficiencies to the Audit Committee every quarter together with recommended remedial actions, which are then followed
up. Internal Audit provided the Audit Committee with a written report, which assessed the governance, risk management and control processes, including internal controls over financial reporting, as generally adequate and effective during 2025.

AFR –	45
REPORT OF THE AUDIT COMMITTEE continued
JSE LR
In accordance with the JSE LR, the Audit Committee reports and confirms that it has:
•evaluated the expertise, experience and performance of the Group CFO during 2025 and is satisfied that he has the appropriate expertise and experience to carry out his duties, and is supported by qualified and competent senior staff
•ensured that the Group has established appropriate financial reporting procedures and that those procedures are operating, this included consideration of all entities consolidated into the group financial statements, ensuring that management had access to all the required financial information to allow the effective preparation and report on the consolidated financial statements
•has performed the Auditor Suitability Review of both the appointed external audit firm and designated individual audit partner as detailed above
•notwithstanding the provisions of Section 90(6) of the Companies Act, ensured that the proposed appointment of the audit firm and designated individual partner is presented and included as a resolution in the notice of annual general meeting pursuant to Section 61(8) of the Companies Act
•ensured that the Chief Executive Officer and Chief Financial Officer have complied with the requirements of the attestation statement as as required by the JSE LR
•considered the JSE’s report on proactive monitoring and implemented changes to the annual financial statements, as appropriate, based on the findings
IT and Cyber Security Governance
The Audit Committee is responsible for IT governance on behalf of the Board and reviews the report of the Vice President: Group ICT at each
Audit Committee meeting. The Vice President: Group ICT  reports to this committee quarterly, specifically on matters relating to IT risk and cybersecurity.
Following the cyberattack experienced in July 2024, the Group continued to implement further enhancements during 2025, focussing on strengthening its cybersecurity control environment, resilience and incident response capabilities. Management, together with the Audit
Committee and the Board, maintained active oversight of progress, with cybersecurity remaining a standing agenda item for relevant governance forums.
Ongoing cybersecurity awareness and training programmes continued to be conducted across the Group during 2025, reinforcing employee vigilance and preparedness. The Board continues to retain appropriate cybersecurity expertise and oversight structures to support effective governance of cyber risk.
Audit Committee statement
Based on information from, and discussions with, management and external auditors, the Audit Committee has no reason to believe that there were any material breakdowns in the design and operating effectiveness of internal financial controls of the Group during the year and is of the opinion that the financial records may be relied upon as the basis for preparation of the consolidated financial statements.
With respect to the financial year ended 31 December 2025, no material weakness was identified due to control deficiencies. Management strives to continuously improve the diligence in the identification and documentation of key controls.
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
Terence Nombembe CA(SA)
Chairman: Audit Committee
24 April 2026

AFR –	46
DIRECTORS’ REPORT
The directors have pleasure in submitting this report and the consolidated annual financial statements of Sibanye-Stillwater for the year ended 31
December 2025.
Nature of business
The company’s primary listing is in South Africa on the JSE under the ticker symbol SSW. Sibanye-Stillwater’s American Depositary Shares (ADSs) are
listed on the New York Stock Exchange under the ticker symbol SBSW.
For information on the nature of the Group's business see – Consolidated Financial Statements – Notes to the consolidated financial statements –
Note 1.1: Reporting entity.
Financial affairs
Results for the year
For a review of the results for the year see – Annual Financial Report – Management’s discussion and analysis of the financial statements – 2025 financial performance compared with 2024 and for confirmation of the financial statements see – Annual Financial Report – Chief Executive
Officer and Chief Financial Officer responsibility statement.
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
For the calculation of normalised earnings see – Consolidated financial statements – Notes to the consolidated financial statements – Note 13:
Dividends
Consistent with Sibanye-Stillwater’s dividend policy and Capital Allocation Framework, the Board of Directors resolved to declare a final dividend for the year ended 31 December 2025 of 131 cents per share and did not declare an interim dividend for 2025 (no dividend was declared for the year ended 2024).
Borrowing powers
In terms of Clause 4 of the Company’s Memorandum of Incorporation, the borrowing powers of the Sibanye Stillwater Limited (the Company) are unlimited. As at 31 December 2025, the borrowings of the Group, excluding the Burnstone Debt was R39,252 million (2024: R39,426 million), see –
Consolidated financial statements – Notes to the consolidated financial statements – Note 27: Borrowings and derivative financial instrument.
Sibanye-Stillwater is subject to financial and other covenants and restrictions under its credit facilities from time to time. Such covenants may include restrictions on Sibanye-Stillwater incurring additional financial indebtedness and obligations to maintain certain financial covenant ratios for as long as any amount is outstanding under such facilities.
At 31 December 2025, Sibanye-Stillwater had committed undrawn facilities of R21,255 million (31 December 2024: R26,743 million) available under the US$1 billion RCF, the R6.5 billion RCF and on other short-term borrowing facilities.
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
The directors believe that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due in the ordinary course of business for a period of at least eighteen months after the reporting date. The consolidated financial statements for the year ended 31 December 2025, have been prepared on a going concern basis, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 36.2: Risk management activities – Working capital and going concern assessment.
Changes to board Committees
On 12 March 2026, Sibanye-Stillwater advised shareholders of the following governance developments approved by the Board which will be effective on 28 May 2026:
•board committees reduced to five, including a combined Audit and Risk Committee to enhance integrated oversight of financial, operational and strategic risks
•investment committee dissolved with material investment or divestment decisions moved directly to the Board
•remuneration committee chair changed following the retirement of director Timothy Cummings
•these committee changes are effective from AGM (28 May 2026)
•age‑based retirement limit removed from governance framework for non‑executive directors
•all directors will be subject to annual fit, proper and capability assessments, consistent with good corporate governance and the JSE Listings
Requirements
•the director retirement policy is effective immediately

AFR –	47
DIRECTORS’ REPORT continued
Directorate
*

Name	Position	Date appointed	Date retired
Vincent Maphai	Chairman and independent non-executive director	24 February 2020
Richard Stewart	Chief Executive Officer[1]	01 March 2025
Neal Froneman	Chief Executive Officer	24 February 2020	30 September 2025
Charl Keyter	Chief Financial Officer	24 February 2020
Elaine Dorward-King	Independent non-executive director	27 March 2020
Harry Kenyon-Slaney	Lead Independent and non-executive director	24 February 2020
Jeremiah Vilakazi	Non-executive director*	24 February 2020
Keith Rayner	Non-executive director*	24 February 2020
Lindiwe Mthimunye	Independent non-executive director	26 August 2025
Peter Hancock	Independent non-executive director	06 May 2024
Philippe Boisseau	Independent non-executive director	08 April 2024
Richard Menell	Non-executive director*	24 February 2020
Sindiswa Zilwa	Independent non-executive director	01 January 2021
Terence Nombembe	Independent non-executive director	11 September 2024
Timothy Cumming	Non-executive director*[2]	24 February 2020
Achieved 12-year tenures and with effect from 24 March 2025 no longer regarded as independent and classified as non-executive directors
1 Appointed as CEO with effect from 1 October 2025
2 Retirement from the Board effective at the next AGM on 28 May 2026 and is not available for re-election
Rotation of directors
In accordance with Sibanye-Stillwater’s Memorandum of Incorporation (MOI), one third of the directors shall retire from office at each annual general meeting (AGM) and stand for election. The first to retire is the director appointed as an additional member of the Board, followed by the longest-serving members. Retiring directors can be immediately re-elected by the shareholders at the AGM. The Board conducted a formal fit‑and‑proper evaluation for all directors standing for election and re‑election through an external board evaluation process. Dr L Mthimunye will stand for election at the AGM and Dr V Maphai, Mr C Keyter, Mr R Menell and Prof J Vilakazi are to be re-elected at the AGM. These directors were confirmed to be fit and proper to serve.
Director changes
The following director retirement have been announced since 31 December 2025:
•Timothy Cumming will retire from the Board at the next AGM and is not available for re-election
Directors’ and officers’ disclosure of interest in contracts
As of the date of this report, none of the directors, officers or major shareholders of Sibanye-Stillwater or, to the knowledge of Sibanye-Stillwater’s management, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction which has or will materially affect Sibanye-Stillwater or its investment interests or subsidiaries.
None of the directors or officers of Sibanye-Stillwater or any associate of such director or officer is currently or has been at any time during the past fiscal year materially indebted to Sibanye-Stillwater.
For related party information, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 37: Related-party transactions.
Subsidiary companies
For details of major subsidiary companies in which the Company has a direct or indirect interest, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 1.3: Consolidation.
Special resolutions passed by subsidiary companies
Special resolutions were passed by certain subsidiary companies during the year in the ordinary course of business, including resolutions authorising the provision of financial assistance in terms of section 45 of the Companies Act. These resolutions were passed in accordance with applicable legal requirements.
Litigation
Appian Capital legal settlement
On 10 November 2025, before the Quantum Trial commenced, Sibanye-Stillwater and Appian agreed a commercial settlement of the dispute for a total payment of US$215 million (R3,607 million) (including legal fees).
See – Consolidated financial statements – Notes to the consolidated financial statements – Note 29.2: Other provisions.
Company Secretary
Lerato Matlosa was appointed Company Secretary of Sibanye-Stillwater with effect from 1 June 2018.

AFR –	48
DIRECTORS’ REPORT continued
Auditors
The Audit Committee has recommended to the Board that BDO South Africa Inc. continues in office in accordance with section 90(1) of the
Companies Act and in terms of the JSE Listings Requirements, subject to shareholders approving the resolution at the next annual general meeting. For additional information see – Accountability – Report of the Audit Committee – External Auditor suitability review.
AFR - 49
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM
Shareholders and Board of Directors
Sibanye Stillwater Limited
Johannesburg, Republic of South Africa
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of Sibanye Stillwater Limited (the “Company”) as of
December 31, 2025, the related consolidated income statement, consolidated statements of other comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31,
2025, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards, as issued by the
International Accounting Standards Board (IASB).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the
Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated
Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 24, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the
Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company
Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the
U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment assessment of Cash Generating Units (CGUs)
As described in Notes 10 and 14 to the consolidated financial statements, significant accounting judgments and estimates are made in relation to the impairment assessment of CGUs.  Management performs an impairment assessment for CGUs, whenever events or changes in circumstances indicate that such carrying value may not be recoverable. Impairment indicators were identified in the current year in the
Stillwater, Keliber and Kloof (CGUs) and an aggregate impairment loss of R15,813m was recognized for the year ended December 31, 2025.
We identified the evaluation of CGUs related to Stillwater, Keliber and Kloof (the CGUs) impairment assessment as a critical audit matter. Auditing management’s CGU impairment assessments was complex due to the significant judgement required in determining the recoverable amounts of the CGUs, including significant assumptions used to calculate the estimated future cash flows. The estimated future cash flows are sensitive to changes in significant assumptions such as expected commodity prices, discount rates, life of mine plans and foreign exchange rates. The life of mine plans include projected operating cash flows,  sustaining capital expenditures and developmental capital expenditure, based on reserves estimates and estimates of future production. Auditing these estimates and assumptions involved especially challenging and subjective auditor judgement due to the nature and extent of audit effort required, including the extent of specialised skill or knowledge needed.
The primary procedures we performed to address this critical audit matter included:
•Testing the design and operating effectiveness of controls over the Company’s CGU impairment assessment process, including controls over management’s review of the significant assumptions used in determining the recoverable amount.
•Assessing the reasonableness of management’s methodologies used in the impairment assessments and cash flow models. Testing management’s projected operating cash flows, sustaining and developmental capital expenditures included in the life of mine plans, against historical trends and other relevant data and performing trend analysis to evaluate the correlation of future production against projected operating costs and capital expenditures.
•Utilising professionals with specialised skills and knowledge in valuation to assist in assessing the reasonableness of the discount rates used in the CGU impairment assessments by calculating an independent range using available market information and comparing it against management’s discount rates and performing sensitivity analyses thereon. In addition, with the assistance of our valuation
AFR - 50
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM continued
specialists, we compared management’s projected future commodity price assumptions and foreign currency exchange rates to observable market data and current industry and economic forecasts.
•Utilising professionals with specialised skills and knowledge in mining to assist in evaluating the impairment assessment of the CGUs and evaluating the reasonableness of management’s reserve estimation procedures, including application of management’s methodology and assessing the reasonableness of certain inputs used in the quantification of reserves, by comparing them against industry practices and the regulatory reserves reporting requirements.
Physical quantities of Marikana’s Platinum Group Metals (PGM) inventory in process
As described in Note 22 to the consolidated financial statements, the quantity of PGM inventory in process is determined by both metal content and physical quantities. Marikana’s PGM inventory in process amounted to R6,436 million as of December 31, 2025. PGM inventory in process is sampled and assayed to determine the metal content. Due to inherent limitations in monitoring of recoverability levels, the process of metallurgically balancing inputs and outputs is regularly monitored and metallurgical estimates are refined through reference to actual results.
Periodic inventory counts are conducted at refineries to assess the accuracy of inventory quantities. Where required, changes in metallurgical estimates are factored into the measurement of metal inventory. Due to expected levels of estimation uncertainty, reasonable tolerances of total metals are accepted in the measurement of PGM in process quantities.
We identified the auditing of the physical quantities of Marikana’s PGM inventory in process as a critical audit matter because of the complex judgments and assumptions used due to the technical nature of the management’s process, the estimation uncertainty and the specialized knowledge required in performing such procedures. Auditing these judgments and assumptions involved especially challenging and subjective auditor judgement due to the nature and extent of audit effort required, including the extent of specialized skill or knowledge needed.
The primary procedures we performed to address this critical audit matter included:
•Assessing the reasonableness of the Company’s estimation methodology and testing the data used by the Company from the weighing, tank readings and assaying results to estimate the total amount of PGM inventory in process against relevant supporting details.
•Utilising professionals with specialised skills and knowledge in mining to assist in testing inventory in process quantities, including assistance of our metallurgical specialists with the following procedures: (i) observing inventory counts held at the interim date at the metal inventory processing areas and evaluating management’s sampling and assaying of the carrier material and quantity readings,
(ii) evaluating the reasonableness  of the measurements performed by the Company during the stock count procedures and the engineering estimates applied by comparing the methodologies used to industry practice and standards, and (iii) performing an analysis on assay results during the period, including the roll forward period to assess if the results were within industry standards, within acceptable standard deviation ranges and consistent with other results during the year.
•Performing roll-forward procedures from the interim inventory count date to December 31, 2025 including testing movements of inputs received, and quantities produced and dispatched to relevant supporting details.
BDO South Africa Incorporated
We have served as the Company’s auditor since 2025.
Johannesburg, Republic of South Africa
April 24, 2026
AFR - 51
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM continued
Shareholders and Board of Directors
Sibanye Stillwater Limited
Johannesburg, Republic of South Africa
Opinion on Internal Control Over Financial Reporting
We have audited Sibanye Stillwater Limited’s (the “Company’s”) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the
consolidated statement of financial position of the Company as of December 31, 2025, the related consolidated income statement, consolidated statements of other comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes and our report dated April 24, 2026 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15(b), Management’s Report on Internal Control
over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.
Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
As indicated in the accompanying Item 15(b), Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Metallix Refining Inc. group of entities (Metallix) which was acquired on September 4, 2025, and which is included in the consolidated statement of financial position of the
Company as of December 31, 2025, consolidated income statement, consolidated statements of other comprehensive income, changes in equity, and cash flows for the year then ended. Metallix constituted 1.38% of consolidated total assets as of December 31, 2025, 1.28% and 7.05%
of consolidated revenues and loss for the year, respectively, for the year then ended. Management did not assess the effectiveness of internal control over financial reporting of Metallix because of the timing of the acquisition which was completed on September 4, 2025. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of
Metallix.
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
BDO South Africa Incorporated
Johannesburg, Republic of South Africa
April 24, 2026
AFR - 52
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM continued
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Sibanye Stillwater Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Sibanye Stillwater Limited (the Company) as of 31
December 2024 and 2023, the related consolidated income statements, consolidated statements of other comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 December 2024, and the related notes (collectively referred to as the
“consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
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
Ernst & Young Incorporated
We have served as the Company’s auditor from 2019 to 2025.
Johannesburg, Republic of South Africa
25 April 2025, except as to Note 2 and Note 16.2, which is as of 24 April 2026.
AFR – 53
CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2025

Figures in million – SA rand	Notes	2025	2024	2023
Revenue	3	129,677	112,129	113,684
Cost of sales	4	(97,806)	(105,208)	(99,768)
Interest income	5.1	1,568	1,337	1,369
Finance expense	5.2	(5,000)	(4,571)	(3,299)
Share-based payment expenses	6.6	(2,114)	(251)	(113)
(Loss)/gain on financial instruments	7	(3,794)	5,433	235
Gain/(loss) on foreign exchange differences		155	(215)	1,973
Share of results of equity-accounted investees after tax		337	212	(1,174)
Other costs	8.1	(4,809)	(4,722)	(5,858)
Other income	8.2	1,380	2,630	1,232
(Loss)/gain on disposal of property, plant and equipment		(14)	55	105
Impairments and reversal of impairments	10	(14,007)	(9,173)	(47,454)
Gain on acquisition		—	—	898
Occupational healthcare (loss)/gain	30	(49)	76	365
Restructuring costs	9	(247)	(550)	(515)
Transaction and project costs	29.2	(4,543)	(851)	(474)
Profit/(loss) before royalties, carbon tax and tax		734	(3,669)	(38,794)
Royalties	11.1	(1,145)	(543)	(1,050)
Carbon tax		—	(2)	(2)
Loss before tax		(411)	(4,214)	(39,846)
Mining and income tax	11.2	(4,328)	(1,496)	2,416
Loss for the year		(4,739)	(5,710)	(37,430)
Attributable to:
Owners of Sibanye-Stillwater		(5,171)	(7,297)	(37,772)
Non-controlling interests (NCI)		432	1,587	342
Earnings per share attributable to owners of Sibanye-Stillwater
Basic earnings per share — cents	12.1	(183)	(258)	(1,334)
Diluted earnings per share — cents	12.2	(183)	(258)	(1,334)
CONSOLIDATED STATEMENT OF OTHER
COMPREHENSIVE INCOME
For the year ended 31 December 2025

Figures in million – SA rand	2025	2024	2023
Loss for the year	(4,739)	(5,710)	(37,430)
Other comprehensive income (OCI), net of tax	906	538	2,985
Foreign currency translation adjustments[1]	11	255	3,569
Fair value adjustment on other investments[2]	895	283	(582)
Re-measurement of defined benefit plan[2]	—	—	(2)
Total comprehensive income	(3,833)	(5,172)	(34,445)
Attributable to:
Owners of Sibanye-Stillwater	(4,388)	(6,769)	(34,847)
Non-controlling interests	555	1,597	402
1 These gains and losses will be reclassified to profit or loss in accordance with the accounting policy in note 1.4.
2 These gains and losses will never be reclassified to profit or loss
AFR – 54
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2025

Figures in million – SA rand	Notes	2025	Revised 2024[1]	2023
Assets
Non-current assets		88,984	89,679	81,119
Property, plant and equipment	14	64,320	66,906	61,338
Right-of-use assets	15	532	156	560
Goodwill and other intangibles	17	1,973	2,154	502
Equity-accounted investments	18	6,560	7,323	7,148
Other investments	19	4,271	3,507	3,179
Environmental rehabilitation obligation funds	20	7,307	6,691	5,927
Other receivables	21.1	1,928	491	523
Deferred tax assets	11.3	2,093	2,451	1,942
Current assets		60,753	48,409	61,822
Inventories	22	31,480	25,549	26,363
Trade and other receivables	23	6,811	5,722	8,900
Other receivables	21.1	4,816	156	26
Tax receivable	11.4	438	863	973
Cash and cash equivalents	24	17,178	16,049	25,560
Assets held for sale	1.5	30	70	—
Total assets		149,737	138,088	142,941
Equity and liabilities
Equity attributable to owners of Sibanye-Stillwater		39,526	43,979	48,730
Stated share capital	25	21,647	21,647	21,647
Other reserves		36,961	36,149	35,553
Accumulated loss		(19,082)	(13,817)	(8,470)
Non-controlling interests	26	4,641	4,310	2,877
Total equity		44,167	48,289	51,607
Non-current liabilities		71,412	68,848	54,927
Borrowings and derivative financial instrument	27	31,855	41,135	24,946
Lease liabilities	28	481	203	384
Environmental rehabilitation obligation and other provisions	29	14,117	11,922	12,505
Occupational healthcare obligation	30	211	334	400
Cash-settled share-based payment obligations	6.5	2,704	1,686	2,718
Other payables	21.2	1,402	1,815	3,407
Deferred revenue	31	14,158	6,983	6,327
Tax, carbon tax and royalties payable	11.4	14	13	64
Deferred tax liabilities	11.3	6,470	4,757	4,176
Current liabilities		34,158	20,951	36,407
Borrowings and derivative financial instrument	27	11,402	552	15,482
Lease liabilities	28	166	175	198
Environmental rehabilitation obligation and other provisions	29	161	327	832
Occupational healthcare obligation	30	173	2	—
Cash-settled share-based payment obligations	6.5	935	121	432
Trade and other payables	32	16,756	15,604	16,464
Other payables	21.2	2,279	1,730	2,015
Deferred revenue	31	1,204	1,660	305
Tax, carbon tax and royalties payable	11.4	602	329	679
Liabilities associated with assets held for sale	1.5	480	451	—
Total equity and liabilities		149,737	138,088	142,941
1Amount for 31 December 2024 was revised (see note 16.2)
AFR – 55
CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2025

Figures in million – SA rand	Notes	2025	2024	2023
Cash flows from operating activities
Cash generated by operations	33	13,692	4,414	18,726
Deferred revenue advance received	31	10,745	3,307	935
Cash-settled share-based payments paid	6.5	(649)	(751)	(637)
Payment of Marikana dividend obligation	21.2	—	(38)	(191)
Additional deferred/contingent payments relating to acquisition of a business	21.2	—	(44)	(3,733)
Change in working capital	34	2,273	6,853	1,750
		26,061	13,741	16,850
Interest received	5.2	849	882	998
Interest paid	5.2	(2,337)	(2,101)	(1,304)
Royalties and carbon tax paid	11.4	(1,320)	(784)	(922)
Royalties and carbon tax refunded		431	—	—
Tax paid	11.4	(2,464)	(1,452)	(3,209)
Tax refunded		489	—	—
Dividends paid	13	(302)	(173)	(5,318)
Net cash from operating activities		21,407	10,113	7,095
Cash flow from investing activities
Additions to property, plant and equipment		(20,307)	(21,569)	(22,411)
Proceeds on disposal of property, plant and equipment		163	129	168
Acquisition of subsidiaries, net of cash acquired	16.1,16.2	(1,990)	(2,690)	471
Dividends received		418	402	449
Additions to other investments		(850)	(465)	(658)
Disposals of other investments		765	457	202
Loans advanced to investee		—	(26)	—
Repayment of loan from investee		21	—	—
Proceeds on sale of assets held for sale	1.5	318	—	—
Acquisition of equity-accounted investment	18.4	(91)	(35)	(396)
Contributions to environmental rehabilitation funds	20	(158)	(273)	(185)
Payment of deferred/contingent payment	21.2	—	(292)	—
Proceeds from environmental rehabilitation funds	20	19	24	322
Net cash used in investing activities		(21,692)	(24,338)	(22,038)
Cash flow from financing activities
Loans raised	27	7,912	8,278	14,431
Loans repaid	27	(4,883)	(3,335)	(1,323)
Lease payments		(228)	(208)	(219)
Acquisition of NCI	26.1	(45)	—	(1,009)
Proceeds from NCI on rights issue	26.1	—	—	1,096
Net cash from financing activities		2,756	4,735	12,976
Net increase/(decrease) in cash and cash equivalents		2,471	(9,490)	(1,967)
Effect of exchange rate fluctuations on cash held		(1,342)	(21)	1,451
Cash and cash equivalents at beginning of the year		16,049	25,560	26,076
Cash and cash equivalents at end of the year	24	17,178	16,049	25,560
AFR – 56
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2025

Figures in million – SA rand	Notes	Stated share capital	Re- organisation reserve	Share-based payment reserve	Mark-to- market reserve	Foreign currency translation reserve	Accumulated profit/(loss)	Equity attributable to owners of Sibanye- Stillwater	Non- controlling interests	Total equity
Balance at 31 December 2022		21,647	23,001	4,184	(298)	5,786	33,781	88,101	2,903	91,004
Total comprehensive income for the year		—	—	—	(642)	3,569	(37,774)	(34,847)	402	(34,445)
Loss for the year		—	—	—	—	—	(37,772)	(37,772)	342	(37,430)
Other comprehensive income, net of tax		—	—	—	(642)	3,569	(2)	2,925	60	2,985
Equity-settled share-based payments		—	—	24	—	—	—	24	24	48
Dividends	13	—	—	—	—	—	(4,953)	(4,953)	(365)	(5,318)
Century business combination		—	—	—	—	—	—	—	919	919
Transaction with Keliber Oy (Keliber) shareholders	26.1	—	—	—	—	(66)	463	397	700	1,097
Keliber dividend obligation	21.2	—	—	—	—	—	—	—	(792)	(792)
Transaction with Century shareholders	26.1	—	—	—	—	(5)	13	8	(914)	(906)
Balance at 31 December 2023		21,647	23,001	4,208	(940)	9,284	(8,470)	48,730	2,877	51,607
Total comprehensive income for the year		—	—	—	273	255	(7,297)	(6,769)	1,597	(5,172)
Loss for the year		—	—	—	—	—	(7,297)	(7,297)	1,587	(5,710)
Other comprehensive income, net of tax		—	—	—	273	255	—	528	10	538
Equity-settled share-based payments		—	—	9	—	—	—	9	9	18
Dividends	13	—	—	—	—	—	—	—	(173)	(173)
Recognition of derivative financial instrument in equity	27.5	—	—	—	—	—	2,009	2,009	—	2,009
Transfer between reserves		—	—	—	59	—	(59)	—	—	—
Balance at 31 December 2024		21,647	23,001	4,217	(608)	9,539	(13,817)	43,979	4,310	48,289
Total comprehensive income for the year		—	—	—	772	11	(5,171)	(4,388)	555	(3,833)
Loss for the year		—	—	—	—	—	(5,171)	(5,171)	432	(4,739)
Other comprehensive income, net of tax		—	—	—	772	11	—	783	123	906
Equity-settled share-based payments		—	—	29	—	—	—	29	29	58
Dividends	13	—	—	—	—	—	—	—	(302)	(302)
Transactions with DRDGOLD shareholders	26.1	—	—	—	—	—	(94)	(94)	49	(45)
Balance at 31 December 2025		21,647	23,001	4,246	164	9,550	(19,082)	39,526	4,641	44,167
AFR – 57
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended  31 December 2025
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
The SA region houses the gold and PGM operations and projects located in South Africa and Zimbabwe. The underground and surface gold mining operations in South Africa are the Driefontein, Kloof and Cooke operations in the West Witwatersrand (West Wits) region,
DRDGOLD Limited (DRDGOLD) with a surface tailings treatment plant in the East of Johannesburg in Gauteng and in the West Wits, and the
Beatrix operation in the southern Free State. Sibanye-Stillwater also owns and manages significant gold extraction and processing facilities where ore is treated and beneficiated to produce gold doré. In addition, several organic projects currently underway are aimed at sustaining these gold mining operations into the long term. Burnstone is a shallow developmental stage gold mine and processing operation located in the South Rand Goldfield of the Witwatersrand Basin in the Mpumalanga province, and comprises two established shaft complexes, a carbon-in-leach gold processing plant, tailings storage facility and related surface infrastructure and mining rights. In line with the Group's capital allocation framework, it was decided to delay the Burnstone project, which is currently under care-and-
maintenance. The Southern Free State project is an advanced exploration stage project that includes the Bloemhoek, De Bron-Merriespruit,
Robijn and Hakkies areas. It is located adjacent to the Beatrix operation in the Free State province.
Beatrix, a conventional mining operation, comprises two operating vertical shafts and one metallurgical plant mining the Beatrix/VS5 reef, the Aandenk/Kalkoenkrans reef as well as some historical surface rock dump material. During 2024, the Group agreed to sell the Beatrix 4 shaft which includes the Beisa uranium project. Driefontein is an established mine consisting of four operating vertical shaft complexes and one metallurgical plant mining three different reefs as well as some historical surface rock dump material. Kloof is also an ongoing mine with two operating vertical shaft complexes. Four reefs are extracted at Kloof, together with the mining of some historical surface rock dump material. The Cooke underground operations consist of four vertical shafts, which currently are under care-and-maintenance. The surface mining section, known as Randfontein Surface Operations, mines historical surface tailings facilities and surface rock dumps, processing them at the Cooke and Ezulwini metallurgical plants.
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
The Rustenburg operation comprise of three operating vertical shafts (Siphumelele 1, Khuseleka 1 and Thembelani 1), two declines at
Bathopele, a concentrating plant at the Waterval UG2 concentrator and a chrome recovery plant, the Western Limb tailings retreatment plant and related surface infrastructure and assets. In addition, remining operations are carried out on one dormant tailings storage facility
(Waterval West dam). Fresh ore is processed through the Waterval UG2 concentrator. Tailings are treated at the Western Limb Tailings
Retreatment Plant, Platinum Mile and at the Chrome retreatment plant where a saleable chromite concentrate is recovered. Tailings from the Rustenburg operation are piped to Platinum Mile for further beneficiation and recovery of chrome and PGMs. The tailings from Platinum
Mile are pumped to an active tailings storage facility for final disposal. The Rustenburg operation has a tolling agreement with a third party and currently sells refined metals as well as PGM concentrate to customers. In addition, Platinum Mile successfully commissioned a coarse chrome recovery plant in 2023.
Kroondal, which now forms part of and reported under the Rustenburg operation, comprises of four operating decline shafts. Fresh ore is processed at Kroondal through two concentrator plants (K1 and K2). Tailings from the K1 and K2 plants are piped to three adjacent tailings storage facilities and at a fourth tailings storage facility at Marikana. Platinum Mile is a tailings retreatment facility located on the
Rustenburg lease area adjacent to our Kroondal operations. This facility recovers PGMs and chrome from the live tailings at our Rustenburg operations. Kroondal and Platinum Mile currently only sells PGM concentrate and chrome to customers.
The US region houses the PGM operations located in the US and exploration-stage projects located in Canada and Argentina. The US PGM operations include the East Boulder and Stillwater mining operations (including the Blitz project) in Montana. The assets in Montana also include the Metallurgical complex in Columbus, Montana. This complex houses the smelter, BMR and an analytical laboratory which
AFR – 58
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
produces a PGM-rich filter cake that is further refined by a third-party precious metal refinery. These processing and metallurgical facilities are also used to process recycled material such as spent autocatalytic convertors and petroleum refinery catalysts. The US region also includes the Reldan Group of Companies (Reldan) (see note 16.2) which is a precious metals recycling group with facilities in Pennsylvania,
USA, as well as Mexico and India, processing primarily e-scrap to produce both green precious and base metals. Also included in the US region is the newly acquired Metallix Refining (Metallix) which produces recycled precious metals, including gold, silver and PGMs, primarily from industrial waste streams. It operates two processing and recycling operations in Greenville, North Carolina. Metallix has a global customer base, which it services from the United Kingdom and South Korea, in addition to its customers in the United States (US).
Keliber, a Finnish mining and battery chemical company, owns the Keliber project, an advanced lithium hydroxide project located in the
Kaustinen region of Finland. Since the Sibanye-Stillwater Board of Directors approved the Keliber project and the immediate construction of the Keliber Lithium Refinery in 2022, construction activities thereof have continued successfully after commencing in March 2023. Similarly, the earthworks and selected infrastructure works commenced at the Päiväneva concentrator site in late 2023. Once developed, the
Keliber project will sustainably produce battery-grade lithium hydroxide. Following a detailed multidisciplinary assessment of various project start up scenarios for Keliber during H2 2025, Sibanye-Stillwater and its partner, Finnish Minerals Group, agreed that a staged startup for the
Keliber lithium project was the most responsible approach, as staged commissioning of the mine, concentrator, and refinery reduces ramp-
up risk by prioritising operational readiness in the mining and concentrating stages before determining the appropriate timing for refinery commissioning. The first stage of the project start up began during Q1 2026. The Group holds a 79.82% shareholding interest in Keliber. In
2022, the Group also acquired French mining group Eramet SA's Sandouville hydrometallurgical nickel processing facilities near Le Havre,
France's second largest industrial port. Sandouville's  production was severely hampered by plant availability in 2023 and in 2025, the production of nickel cathodes at the Sandouville nickel refinery ceased. The pre-feasibility study to assess the potential conversion of the
Sandouville plant to produce pCAM (the GalliCam project) is underway. The study will continue into 2026, with a decision on progressing on the project to be evaluated by the end of H1 2026.
The Group's green metals investments also include the acquisition of a 100% stake in the Australian based entity, New Century Resources
Limited (Century), which owns a zinc tailings retreatment operation. The Group has also exercised an option to acquire a 100%
shareholding in Copper Mines of Tasmania Proprietary Limited, who owns the Mt Lyell Copper Mine in Australia .
1.2  Basis of preparation
The consolidated financial statements for the year ended 31 December 2025 have been prepared on a going concern basis in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (IASB), the South African Institute
of Chartered Accountants Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting
Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act and
JSE Listings Requirements. The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including derivative instruments) which are measured at fair value through profit or loss or other comprehensive income.
AFR – 59
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Standards, interpretations and amendments to published standards effective for the year ended 31 December 2025
During the financial year, the following amendments to standards applicable to the Group became effective and had no material impact on the Group’s consolidated financial statements:

Pronouncement	Details of amendments	Effective date[1]
Lack of Exchangeability (Amendments to IAS 21)
Under IAS 21 The Effects of Changes in Foreign Exchange Rates (IAS 21), a
spot exchange rate is used when translating a foreign currency transaction. In some rare circumstances, it is possible that one currency cannot be exchanged into another. Consequently, market participants are unable to buy and sell currency to meet their needs at the official exchange rate and turn instead to unofficial, parallel markets. The IASB amended IAS 21 to clarify when a currency is exchangeable to another currency and how a spot rate can be estimated when a currency lacks exchangeability. This amendment is applicable to the Group's investment in Mimosa (domiciled in Zimbabwe), however no material impact was identified.
1 January 2025
Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37- Disclosures about Uncertainties in the Financial Statements
These amendments include examples illustrating how an entity applies the requirements in IFRS Accounting Standards to disclose the effects of uncertainties in its financial statements. The examples do not add to or change requirements in IFRS Accounting Standards and therefore there are no transition requirements.
The examples do not have an effective date, but may be considered for December 2025 year-ends.
1Effective date refers to annual period beginning on or after the effective date
AFR – 60
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Standards, interpretations and amendments to published standards which are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that apply to the accounting periods beginning on or after 1 January 2026 but have not been early adopted by the Group. The standards, amendments and interpretations that
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
For the year ended  31 December 2025
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
economic conditions, and in some cases valuation techniques. Actual results could differ from those estimates.
For material accounting policies that are subject to significant judgement, estimates and assumptions, see the following notes to the consolidated financial statements:

Accounting policy	Note to the consolidated financial statements
Unconsolidated structured entities	1 - Consolidation
Revenue	3 - Revenue
Cash-settled share-based payment obligation	6 - Share-based payments
Royalties, mining and income tax, and deferred tax	11 - Royalties, mining and income tax, and deferred tax
Property, plant and equipment	14 - Property, plant and equipment
Business combinations	16 - Acquisitions
Goodwill	17 - Goodwill and other intangibles
Equity-accounted investments	18 - Equity-accounted investments
Other investments	19 - Other investments
Other receivables and other payables	21 - Other receivables and other payables
Inventories	22 - Inventories
Borrowings and derivative financial instrument	27 - Borrowings and derivative financial instrument
Environmental rehabilitation obligation	29 - Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	30 - Occupational healthcare obligation
Deferred revenue	31 - Deferred revenue
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
For the year ended  31 December 2025
1.3  Consolidation
AFR – 63
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
1The NCI in the statement of changes in equity at 31 December 2025, relates to the attributable share of accumulated profits of DRDGOLD, Group Technical Security
Management Proprietary Limited (GTSM) and Keliber OY (see note 26)
2Witwatersrand Consolidated Gold Resources Proprietary Limited (Wits Gold) has ceded and pledged its shares in K2013164354 Proprietary Limited (K2013) (a dormant entity) and K2013 has ceded and pledged it shares in Sibanye Gold Eastern Operations Proprietary Limited (SGEO) in favour of the lenders of the Burnstone Debt (see note
27.6)
3Rand Uranium Proprietary Limited (Rand Uranium) and Ezulwini Mining Company Proprietary Limited (Ezulwini) together own a number of underground and surface mining operations
4A 26% stake in Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM) was acquired through Newshelf 1335 Proprietary Limited (B-BBEE SPV) in terms of the
Rustenburg operation transaction, The shareholders of B-BBEE SPV are Rustenburg Mine Employees Trust (30.4%), Rustenburg Mine Community Development Trust (24.8%),
Bakgatla-Ba-Kgafela Investment Holdings (24.8%) and Siyanda Resources Proprietary Limited (20.0%). The Rustenburg Mine Employees Trust and the Rustenburg Mine
Community Development Trust are controlled and consolidated by Sibanye-Stillwater and cash-settled share-based payment obligations amounting to R986 million and
R804 million, respectively, are eliminated upon consolidation. During H2 2023, the sale transaction between Rustenburg Platinum Mines Limited (subsidiary of Anglo
Platinum Mines Limited) and SRPM became effective, which resulted in SRPM assuming full ownership of Kroondal. Following the intercompany transfer of the Kroondal operations to SRPM in 2025, Kroondal is reported as part of the Rustenburg operation
5The Group has no current or contractual obligation to provide financial support to any of its structured entities
6Sibanye-Stillwater recognises no NCI in Western Platinum Proprietary Limited (WPL) and Eastern Platinum Proprietary Limited (EPL). The shareholding of Lonplats Employee
Share Ownership Trust (Employee Trust) (3.8%,) the Bapo Ba Mogale Local Economic Development Trust (Bapo Trust) (0.9%) and Lonplats Marikana Community
Development Trust (Community Trust) (0.9%) (together Marikana Trusts) is not considered since these trusts are controlled and consolidated by Sibanye-Stillwater. Cash-
settled share-based payment obligations amounting to R905 million relating to the Marikana Trusts are eliminated upon consolidation. In addition, as a result of the
Marikana broad-based black economic empowerment (B-BBEE) transaction (see note 6.4), the equity interests of  shareholders in WPL and EPL, including all non-
controlling shareholders, were replaced with the right to receive dividends. As a result, the effective shareholding interests were replaced by a share-based payment obligation and dividend obligation for entities not forming part of the Group (see note 6.4 and 21.2)
7Sibanye-Stillwater recognises no NCI in Akanani on a similar basis as described for WPL and EPL below (see footnote 6 above), since a revised shareholders' agreement replaced the equity interests with a right to receive dividends
8The effective shareholding at 31 December 2025 was 50.10% (2024: 50.23% and 2023: 50.28%) after considering treasury shares held by DRDGOLD and new share issues and subscriptions during 2025 (see note 26.1)
9At 31 December 2025, the Group had a 20% legal interest in Peregrine Metals Limited (Peregrine), as a result of completion of the Initial Earn-in arrangement of 80% by
Aldebaran Resources Inc. (Aldebaran) during 2025 (see note 18.3)
10The Group has a 76% legal interest in the Newshelf 1114 Proprietary Limited (Newshelf 1114) group and the NCI can acquire a further 2% legal shareholding once they have implemented the necessary funding structure. However, no accounting NCI is recognised, since the NCI’s vendor loan financing exceeds their proportionate interest in Newshelf 1114 and therefore no effective shareholding exists
11The Group has an effective shareholding of 79.82% (2024: 79.82%, 2023: 79.82%) in Keliber OY at 31 December 2025. Keliber Oy is incorporated in Finland
12The Group acquired a 100% shareholding in the Century on 10 May 2023 and also exercised its option to acquire a 100% shareholding in Copper Mines of Tasmania
Proprietary Limited which owns the Mt Lyell copper mine
13The Group, through Sibanye Reldan Holdco Inc., acquired a 100% shareholding in the Reldan Group of Companies (Reldan) on 15 March 2024 (see note 16.2)
14The Group, through Sibanye Reldan Holdco Inc., acquired a 100% shareholding in Metallix Refining (Metallix) on 4 September 2025 (see note 16.1)
15During 2025, the Group disposed of its interest in Blue Ridge Platinum (Proprietary) Limited
AFR – 64
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
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
The second PPA is the Witberg wind energy project, located near Matjiesfontein in the Western Cape province with a contracted capacity of 103MW (Witberg), also entered into by Sibanye Energy. The terms of the Witberg PPA are similar to Castle. Witberg will also supply the SA operations via a wheeling agreement with Eskom. The project cost will be fully funded by Red Rocket, a South African Independent Power
Producer developing the project, together with its lenders. Similar to the Castle project, the Group committed to a 15-year PPA and also has a purchase option on the same terms as the Castle project. There is also no recourse to the Group, except in the event of electricity payment default. When Witberg becomes operational, the Group will also pay a pre-determined tariff for electricity produced, adjusted for inflation over the term of the PPA. Similar to Castle, there are no fixed or minimum payments.
During 2024, Sibanye-Stillwater concluded an additional 140MW wind energy project, the Umsinde Emoyeni Wind Farm, located on the border between the Northern Cape Province and the Western Cape Province near Murraysburg, South Africa. Commercial operation is scheduled for Q4 2026. The project will supply Sibanye-Stillwater’s SA operations utilising the national grid through a secured wheeling agreement with Eskom. Under the terms of a twenty-year PPA with Sibanye-Stillwater, the project will be fully funded by a project consortium which will build, own and operate the project. The arrangement does not contain any fixed or minimum payments and the
Group does not have an option to purchase the wind farm.
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
For the year ended  31 December 2025
Foreign operations
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•Assets and liabilities are translated at the exchange rate ruling at the reporting date. Equity items are translated at historical rates. The income and expenses are translated at the average exchange rate for the year, unless this average is not a reasonable approximation of the rates prevailing on the transaction dates, in which case these items are translated at the rate prevailing on the date of the transaction. Exchange differences on translation are accounted for in other comprehensive income and accumulated in the foreign currency translation reserve (FCTR) in the consolidated statement of changes in equity. These differences are recognised in profit or loss upon realisation of the underlying operation
•Exchange differences arising from the translation of the net investment in foreign operations, which includes certain long-term borrowings (i.e. the reporting entity’s interest in the net assets of that operation), are taken to other comprehensive income. When a foreign operation is sold, exchange differences that were recorded in other comprehensive income are recognised in profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss. If a company in the Group repays a portion of long-term borrowings forming part of a net investment in foreign operations, amounts previously recorded in other comprehensive income are only recognised in profit or loss upon disposal of the relevant operation. These amounts are reclassified to profit or loss through OCI, consistent with where the amounts were previously included
•Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at each reporting date at the closing rate
1.5  Assets and associated liabilities classified as held for sale
During H2 2024, the Group agreed to sell the Beatrix 4 shaft which forms part of the Beatrix gold operations and includes the Beisa uranium project, to Neo Energy Metals Plc. (Neo Energy). The transaction will allow the Beisa project to be developed by Neo Energy, while Sibanye-
Stillwater will retain exposure to future uranium production. The Beatrix 4 shaft was placed on care and maintenance by Sibanye-Stillwater in 2023 primarily due to declining gold reserves and a depressed uranium price, which has subsequently recovered. The transaction includes total consideration of R500 million, comprising R250 million cash and R250 million in newly issued shares in Neo Energy (equalling approximately 40% shareholding in Neo Energy at the time of signing the sale agreement). The transaction was subject to certain outstanding conditions precedent at the reporting date, however the assets and liabilities associated with the transaction were classified as held for sale in accordance with the requirements of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (IFRS 5). Neo
Energy will assume responsibility for all Beatrix 4 shaft rehabilitation and environmental liabilities, which amounts to a carrying value of
R480 million (2024: R451 million) at 31 December 2025. Property, plant and equipment of R30 million (2024: R30 million) relating to the Beatrix
4 shaft disposal, which is measured at the lower of its carrying value and fair value less cost to sell, is included in assets held for sale at 31
December 2025 and 31 December 2024.
During H1 2025, following the Group's decision to withdraw from the Rhyolite Ridge joint venture agreement, it was decided to sell its investment in ioneer Limited (ioneer). The Group held 145,862,742 shares in ioneer representing 6.19% of their share capital. At 30 June 2025, the investment (R164 million) was classified as held for sale in accordance with the requirements of IFRS 5. The sale of ioneer was effective during H2 2025 with the proceeds on the sale amounting to R186 million. The initial fair value of the investment was R1,134 million when it was acquired.
During H1 2025, DRDGOLD decided to sell its 50.25% share in Stellar, a renewable energy company developing a solar plant in Limpopo,
South Africa. The decision was based on DRDGOLD's decision to focus on its core operating activities. DRDGOLD's investment in Stellar was classified as held for sale in accordance with the requirements of IFRS 5. Property, plant and equipment and capital prepayments of
R105 million and other net assets of R6 million was included in assets held for sale. The sale of Stellar was effective during H2 2025 with the proceeds on the sale amounting to R132 million. At 31 December 2025, no other assets are classified as assets held for sale (2024:
R40 million).
AFR – 66
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
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

During 2025, management updated the internal financial reporting to the chief operating decision maker by reporting adjusted EBITDA (previously net profit/loss) as the main and only measure of financial performance for operating segments. The Group therefore updated the structure of the segment reporting, including representation of all comparative information, to reflect this change in internal reporting. See note 27.10 for a reconciliation of profit/(loss) before royalties, carbon tax and tax to adjusted EBITDA.
The table below summarises the segmental information disclosed in note 2.1 and 2.2:

	31 December 2025									31 December 2024									31 December 2023
	GROUP	SOUTHERN AFRICA OPERATIONS			INTERNATIONAL AND RECYCLING OPERATIONS				GROUP	GROUP	SOUTHERN AFRICA OPERATIONS			INTERNATIONAL AND RECYCLING OPERATIONS				GROUP	GROUP	SOUTHERN AFRICA OPERATIONS			INTERNATIONAL AND RECYCLING OPERATIONS				GROUP
Figures in million – SA rand	Total	Total SA operations	Total SA PGM	Total SA gold	Total internation al operations	Total US operations	Total EU operations	Total AUS operation s	Corporate[1]	Total	Total SA operations	Total SA PGM	Total SA gold	Total internation al operations	Total US operations	Total EU operations	Total AUS operations	Corporate[1]	Total	Total SA operations	Total SA PGM	Total SA gold	Total internation al operations	Total US operations	Total EU operations	Total AUS operations	Corporate[1]
Revenue	129,677	97,942	60,883	37,059	32,304	27,114	518	4,672	(569)	112,129	82,402	51,257	31,145	29,854	23,087	2,784	3,983	(127)	113,684	84,736	55,593	29,143	29,087	23,812	3,024	2,251	(139)
Underground	90,364	84,166	58,381	25,785	6,718	6,718	—	—	(520)	78,867	69,787	48,314	21,473	9,207	9,207	—	—	(127)	83,612	73,257	52,375	20,882	10,494	10,494	—	—	(139)
Surface	18,448	13,776	2,502	11,274	4,672	—	—	4,672	—	16,598	12,615	2,943	9,672	3,983	—	—	3,983	—	13,730	11,479	3,218	8,261	2,251	—	—	2,251	—
Recycling/processing	20,865	—	—	—	20,914	20,396	518	—	(49)	16,664	—	—	—	16,664	13,880	2,784	—	—	16,342	—	—	—	16,342	13,318	3,024	—	—
Cost of sales, before amortisation and depreciation	(88,439)	(66,202)	(43,214)	(22,988)	(22,268)	(18,440)	(767)	(3,061)	31	(96,398)	(66,560)	(42,963)	(23,597)	(29,838)	(23,128)	(3,384)	(3,326)	—	(89,756)	(60,780)	(36,699)	(24,081)	(28,976)	(22,391)	(4,329)	(2,256)	—
Underground	(59,899)	(57,750)	(41,137)	(16,613)	(2,149)	(2,149)	—	—	—	(67,784)	(57,936)	(40,994)	(16,942)	(9,848)	(9,848)	—	—	—	(62,482)	(52,802)	(34,819)	(17,983)	(9,680)	(9,680)	—	—	—
Surface	(11,513)	(8,452)	(2,077)	(6,375)	(3,061)	—	—	(3,061)	—	(11,950)	(8,624)	(1,969)	(6,655)	(3,326)	—	—	(3,326)	—	(10,234)	(7,978)	(1,880)	(6,098)	(2,256)	—	—	(2,256)	—
Recycling/processing	(17,027)	—	—	—	(17,058)	(16,291)	(767)	—	31	(16,664)	—	—	—	(16,664)	(13,280)	(3,384)	—	—	(17,040)	—	—	—	(17,040)	(12,711)	(4,329)	—	—

Adjusted EBITDA	37,800	29,187	16,682	12,505	9,198	8,522	(776)	1,452	(585)	13,088	13,231	7,399	5,832	126	483	(878)	521	(269)	20,556	21,143	17,620	3,523	(428)	1,317	(1,459)	(286)	(159)
		note 2.1			note 2.2						note 2.1			note 2.2						note 2.1			note 2.2
1Group corporate includes items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations, the Wheaton Stream and Franco-Nevada transactions and mainly includes, corporate tax, interest and transaction costs
AFR – 67
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
2.1    SA operations

		PRIMARY MINING										SECONDARY MINING
Figures in million – SA rand	Total SA operations	Total SA PGM	Rustenburg	Marikana	Platinum Mile	Mimosa	Corporate and reconciling items[1]	Total SA gold	Driefontein	Kloof	Beatrix	DRDGOLD	Corporate and reconciling items[1]
2025
Revenue	97,942	60,883	31,292	28,342	1,249	3,613	(3,613)	37,059	12,610	5,466	6,278	9,129	3,576
Underground	84,166	58,381	29,705	28,342	334	3,613	(3,613)	25,785	12,603	5,015	6,278	—	1,889
Surface	13,776	2,502	1,587	—	915	—	—	11,274	7	451	—	9,129	1,687
Recycling/processing	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation	(66,202)	(43,214)	(21,921)	(20,369)	(924)	(2,531)	2,531	(22,988)	(6,961)	(5,594)	(4,229)	(4,649)	(1,555)
Underground	(57,750)	(41,137)	(20,564)	(20,369)	(204)	(2,531)	2,531	(16,613)	(6,961)	(5,423)	(4,229)	—	—
Surface	(8,452)	(2,077)	(1,357)	—	(720)	—	—	(6,375)	—	(171)	—	(4,649)	(1,555)
Recycling/processing	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted EBITDA	29,187	16,682	9,265	7,452	179	1,085	(1,299)	12,505	5,607	(190)	2,012	4,438	638

Capital expenditure
Sustaining capital expenditure	(3,946)	(2,867)	(1,479)	(1,353)	(35)	(358)	358	(1,079)	(414)	(251)	(111)	(303)	—
Ore reserve development	(5,275)	(2,344)	(747)	(1,597)	—	—	—	(2,931)	(1,699)	(981)	(251)	—	—
Growth projects	(3,362)	(675)	(57)	(618)	—	—	—	(2,687)	—	—	—	(2,673)	(14)
Total capital expenditure	(12,583)	(5,886)	(2,283)	(3,568)	(35)	(358)	358	(6,697)	(2,113)	(1,232)	(362)	(2,976)	(14)

The following items are disclosed per segment in accordance with IFRS Accounting Standards

Cost of sales before amortisation and depreciation consists of the following:
Salaries and wages	(26,489)	(17,445)	(8,913)	(8,487)	(45)	(24)	24	(9,044)	(3,540)	(2,320)	(2,113)	(751)	(320)
Consumable stores	(17,752)	(12,024)	(5,846)	(5,946)	(232)	—	—	(5,728)	(1,427)	(1,038)	(1,116)	(1,419)	(728)
Utilities	(11,334)	(5,416)	(3,162)	(2,251)	(3)	(205)	205	(5,918)	(2,512)	(1,590)	(557)	(543)	(716)
Mine contracts	(7,797)	(4,539)	(2,394)	(1,929)	(216)	—	—	(3,258)	(618)	(651)	(492)	(928)	(569)
Recycling	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	(2,830)	(3,790)	(1,606)	(1,756)	(428)	(2,302)	2,302	960	1,136	5	49	(1,008)	778
Total cost of sales before amortisation and depreciation	(66,202)	(43,214)	(21,921)	(20,369)	(924)	(2,531)	2,531	(22,988)	(6,961)	(5,594)	(4,229)	(4,649)	(1,555)

Amortisation and depreciation	(7,855)	(4,203)	(2,007)	(2,100)	(47)	(412)	363	(3,652)	(1,994)	(717)	(363)	(392)	(186)
Finance expense	(1,866)	(772)	(2,284)	(424)	—	(58)	1,994	(1,094)	(140)	(186)	(122)	(69)	(577)
(Impairments)/reversal of impairments	(1,919)	(63)	—	—	—	(599)	536	(1,856)	166	(3,779)	449	—	1,308
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations. This does not represent a separate segment as it does not generate revenue
AFR – 68
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025

		PRIMARY MINING											SECONDARY MINING
Figures in million – SA rand	Total SA operations	Total SA PGM	Rustenburg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling items[1]	Total SA gold	Driefontein	Kloof	Beatrix	DRDGOLD	Corporate and reconciling items[1]
2024
Revenue	82,402	51,257	19,515	25,311	5,182	1,249	3,104	(3,104)	31,145	9,848	6,769	5,329	7,068	2,131
Underground	69,787	48,314	17,469	25,311	5,182	352	3,104	(3,104)	21,473	9,759	5,970	5,310	—	434
Surface	12,615	2,943	2,046	—	—	897	—	—	9,672	89	799	19	7,068	1,697
Recycling	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(66,560)	(42,963)	(16,601)	(20,912)	(4,624)	(826)	(2,483)	2,483	(23,597)	(6,948)	(6,326)	(4,260)	(4,484)	(1,579)
Underground	(57,936)	(40,994)	(15,292)	(20,912)	(4,624)	(166)	(2,483)	2,483	(16,942)	(6,933)	(5,774)	(4,235)	—	—
Surface	(8,624)	(1,969)	(1,309)		—	(660)	—	—	(6,655)	(15)	(552)	(25)	(4,484)	(1,579)
Recycling	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted EBITDA	13,231	7,399	2,951	3,752	441	187	619	(551)	5,832	2,840	68	1,027	2,542	(645)

Capital expenditure
Sustaining capital expenditure	(3,497)	(2,566)	(903)	(1,118)	(503)	(42)	(548)	548	(931)	(380)	(247)	(64)	(240)	—
Ore reserve development	(5,309)	(2,472)	(699)	(1,773)	—	—	—	—	(2,837)	(1,663)	(932)	(242)	—	—
Growth projects	(4,292)	(807)	(101)	(680)	—	(18)	—	(8)	(3,485)	—	—	—	(3,131)	(354)
Total capital expenditure	(13,098)	(5,845)	(1,703)	(3,571)	(503)	(60)	(548)	540	(7,253)	(2,043)	(1,179)	(306)	(3,371)	(354)

The following items are disclosed per segment in accordance with IFRS Accounting Standards

Cost of sales before amortisation and depreciation consists of the following:
Salaries and wages	(25,546)	(16,691)	(5,806)	(8,533)	(2,301)	(51)	(45)	45	(8,855)	(3,388)	(2,438)	(2,002)	(765)	(262)
Consumable stores	(18,789)	(13,232)	(3,617)	(7,653)	(1,776)	(186)	—	—	(5,557)	(1,338)	(1,239)	(938)	(1,355)	(687)
Utilities	(10,362)	(4,658)	(1,975)	(1,937)	(744)	(2)	(259)	259	(5,704)	(2,228)	(1,679)	(497)	(617)	(683)
Mine contracts	(5,529)	(2,368)	(693)	(379)	(1,092)	(204)	—	—	(3,161)	(700)	(654)	(429)	(867)	(511)
Recycling	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	(6,334)	(6,014)	(4,510)	(2,410)	1,289	(383)	(2,179)	2,179	(320)	706	(316)	(394)	(880)	564
Total cost of sales before amortisation and depreciation	(66,560)	(42,963)	(16,601)	(20,912)	(4,624)	(826)	(2,483)	2,483	(23,597)	(6,948)	(6,326)	(4,260)	(4,484)	(1,579)

Amortisation and depreciation	(6,547)	(3,647)	(1,162)	(1,884)	(487)	(43)	(334)	263	(2,900)	(1,380)	(788)	(395)	(312)	(25)
Finance expense	(1,948)	(611)	(3,240)	(392)	(131)	—	(45)	3,197	(1,337)	(260)	(294)	(193)	(78)	(512)
Reversal of impairments/(impairments)	(17)	(124)	—	(112)	9	—	(26)	5	107	—	—	—	—	107
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R954 million. This write-down mainly relates to PGM in process and PGM finished goods of R728 million and R185 million, respectively, of which R588 million, R264 million and R61 million relates to Rustenburg, Kroondal and Marikana, respectively, as a result of the lower commodity price environment
AFR – 69
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025

		PRIMARY MINING											SECONDARY MINING
Figures in million – SA rand	Total SA operations	Total SA PGM	Rustenburg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling items[1]	Total SA gold	Driefontein	Kloof	Beatrix	DRDGOLD	Corporate and reconciling items[1]
2023
Revenue	84,736	55,593	22,722	27,282	4,563	1,026	3,217	(3,217)	29,143	8,292	8,833	4,804	5,816	1,398
Underground	73,257	52,375	20,530	27,282	4,563	—	3,217	(3,217)	20,882	8,106	8,062	4,714	—	—
Surface	11,479	3,218	2,192	—	—	1,026	—	—	8,261	186	771	90	5,816	1,398
Recycling	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation	(60,780)	(36,699)	(15,147)	(16,961)	(3,950)	(641)	(2,409)	2,409	(24,081)	(6,567)	(8,149)	(4,059)	(4,040)	(1,266)
Underground	(52,802)	(34,819)	(13,908)	(16,961)	(3,950)	—	(2,409)	2,409	(17,983)	(6,468)	(7,552)	(3,963)	—	—
Surface	(7,978)	(1,880)	(1,239)	—	—	(641)	—	—	(6,098)	(99)	(597)	(96)	(4,040)	(1,266)
Recycling	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted EBITDA	21,143	17,620	7,636	9,759	485	103	781	(1,144)	3,523	1,647	524	458	1,736	(842)

Capital expenditure
Sustaining capital expenditure	(3,514)	(2,057)	(644)	(1,097)	(286)	(30)	(1,057)	1,057	(1,457)	(490)	(421)	(114)	(432)	—
Ore reserve development	(5,248)	(2,551)	(669)	(1,882)	—	—	—	—	(2,697)	(1,461)	(912)	(324)	—	—
Growth projects	(3,591)	(1,038)	—	(893)	(20)	(125)	—	—	(2,553)	—	(117)	—	(882)	(1,554)
Total capital expenditure	(12,353)	(5,646)	(1,313)	(3,872)	(306)	(155)	(1,057)	1,057	(6,707)	(1,951)	(1,450)	(438)	(1,314)	(1,554)

The following items are disclosed per segment in accordance with IFRS Accounting Standards

Cost of sales before amortisation and depreciation consists of the following:
Salaries and wages	(24,621)	(15,157)	(5,628)	(8,036)	(1,446)	(47)	(25)	25	(9,464)	(3,229)	(3,235)	(2,049)	(706)	(245)
Consumable stores	(18,551)	(12,569)	(3,359)	(7,962)	(1,069)	(179)	—	—	(5,982)	(1,395)	(1,728)	(979)	(1,212)	(668)
Utilities	(9,455)	(3,943)	(1,835)	(1,715)	(391)	(2)	(242)	242	(5,512)	(1,973)	(1,740)	(584)	(620)	(595)
Mine contracts	(5,400)	(2,346)	(1,234)	(227)	(668)	(217)	—	—	(3,054)	(708)	(696)	(518)	(741)	(391)
Recycling	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	(2,753)	(2,684)	(3,091)	979	(376)	(196)	(2,142)	2,142	(69)	738	(750)	71	(761)	633
Total cost of sales before amortisation and depreciation	(60,780)	(36,699)	(15,147)	(16,961)	(3,950)	(641)	(2,409)	2,409	(24,081)	(6,567)	(8,149)	(4,059)	(4,040)	(1,266)

Amortisation and depreciation	(5,357)	(2,975)	(1,135)	(1,537)	(234)	(47)	(475)	453	(2,382)	(1,015)	(796)	(328)	(194)	(49)
Finance expense	(1,603)	(706)	(4,066)	(413)	(122)	—	(28)	3,923	(897)	(116)	(126)	(113)	(72)	(470)
Impairments	(3,239)	(506)	(2)	—	(21)	—	(2,287)	1,804	(2,733)	(2)	(1,616)	—	—	(1,115)
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals, such as intercompany eliminations and share of results of equity-accounted investees after tax. This does not represent a separate segment as it does not generate revenue
AFR – 70
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
2.2    International and recycling operations

				PRIMARY MINING	RECYCLING							SECONDARY MINING
Figures in million – SA rand	Total international operations	Total US operations	Total US PGM	US PGM	Total US recycling	Columbus	Pennsylvania site and North Carolina site[1]	Total EU operations	Sandouville nickel refinery	Corporate and reconciling items[2]	Total AUS operations	Century zinc retreatment operation	Corporate and reconciling items[2]
2025
Revenue	32,304	27,114	13,985	6,718	20,396	7,267	13,129	518	518	—	4,672	4,672	—
Underground	6,718	6,718	6,718	6,718	—	—	—	—	—	—	—	—	—
Surface	4,672	—	—	—	—	—	—	—	—	—	4,672	4,672	—
Recycling/processing	20,914	20,396	7,267	—	20,396	7,267	13,129	518	518	—	—	—	—
Cost of sales, before amortisation and depreciation[3]	(22,268)	(18,440)	(6,507)	(2,149)	(16,291)	(4,358)	(11,933)	(767)	(767)	—	(3,061)	(3,061)	—
Underground	(2,149)	(2,149)	(2,149)	(2,149)	—	—	—	—	—	—	—	—	—
Surface	(3,061)	—	—	—	—	—	—	—	—	—	(3,061)	(3,061)	—
Recycling/processing	(17,058)	(16,291)	(4,358)	—	(16,291)	(4,358)	(11,933)	(767)	(767)	—	—	—	—

Adjusted EBITDA	9,198	8,522	7,353	4,444	4,078	2,909	1,169	(776)	(590)	(186)	1,452	1,582	(130)

Capital expenditure
Sustaining capital expenditure	(505)	(412)	(366)	(363)	(49)	(3)	(46)	(28)	(28)	—	(65)	(59)	(6)
Ore reserve development	(1,212)	(1,212)	(1,212)	(1,212)	—	—	—	—	—	—	—	—	—
Growth projects	(6,012)	(135)	(135)	(135)	—	—	—	(5,756)	—	(5,756)	(121)	(55)	(66)
Total capital expenditure	(7,729)	(1,759)	(1,713)	(1,710)	(49)	(3)	(46)	(5,784)	(28)	(5,756)	(186)	(114)	(72)

The following items are disclosed per segment in accordance with IFRS Accounting Standards

Cost of sales before amortisation and depreciation consists of the following:
Salaries and wages	(4,475)	(3,647)	(3,230)	(3,230)	(417)	—	(417)	(193)	(193)	—	(635)	(635)	—
Consumable stores	(3,020)	(1,933)	(1,852)	(1,852)	(81)	—	(81)	(193)	(193)	—	(894)	(894)	—
Utilities	(1,070)	(438)	(414)	(414)	(24)	—	(24)	(50)	(50)	—	(582)	(582)	—
Mine contracts	(897)	(494)	(494)	(494)	—	—	—	(88)	(88)	—	(315)	(315)	—
Recycling	(15,769)	(15,769)	(4,358)	—	(15,769)	(4,358)	(11,411)	—	—	—	—	—	—
Other	2,963	3,841	3,841	3,841	—	—	—	(243)	(243)	—	(635)	(635)	—
Total cost of sales before amortisation and depreciation	(22,268)	(18,440)	(6,507)	(2,149)	(16,291)	(4,358)	(11,933)	(767)	(767)	—	(3,061)	(3,061)	—

Amortisation and depreciation	(1,509)	(1,489)	(1,252)	(1,246)	(243)	(6)	(237)	(19)	(2)	(17)	(1)	—	(1)
Finance expense	(2,091)	(1,813)	(1,762)	(1,762)	(51)	—	(51)	(93)	(13)	(80)	(185)	(172)	(13)
Impairments	(12,062)	(4,230)	(4,230)	(4,230)	—	—	—	(7,832)	(28)	(7,804)	—	—	—
1Metallix's results are included for the four months ended 31 December 2025 since the effective date of acquisition (see note 16.1)
2Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate revenue. Corporate and reconciling items for total EU operations includes Keliber. The capital expenditure for Keliber relates to expenditure incurred in the course of construction of the Keliber mine, concentrator and refinery
3Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R1,477 million. This write-down mainly relates to PGM in process and PGM finished goods of R1,171 million and R306 million, respectively, all relating to the US PGM operations as a result of the lower commodity price environment
AFR – 71
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025

				PRIMARY MINING	RECYCLING							SECONDARY MINING
Figures in million – SA rand	Total international operations	Total US operations	Total US PGM	US PGM	Total US recycling	Columbus	Pennsylvania site[1]	Total EU operations	Sandouville nickel refinery	Corporate and reconciling items[2]	Total AUS operations	Century zinc retreatment operation	Corporate and reconciling items[2]
2024
Revenue	29,854	23,087	16,781	9,207	13,880	7,574	6,306	2,784	2,784	—	3,983	3,983	—
Underground	9,207	9,207	9,207	9,207	—	—	—	—	—	—	—	—	—
Surface	3,983	—	—	—	—	—	—	—	—	—	3,983	3,983	—
Recycling/processing	16,664	13,880	7,574	—	13,880	7,574	6,306	2,784	2,784	—	—	—	—
Cost of sales, before amortisation and depreciation[3]	(29,838)	(23,128)	(17,096)	(9,848)	(13,280)	(7,248)	(6,032)	(3,384)	(3,384)	—	(3,326)	(3,326)	—
Underground	(9,848)	(9,848)	(9,848)	(9,848)	—	—	—	—	—	—	—	—	—
Surface	(3,326)	—	—	—	—	—	—	—	—	—	(3,326)	(3,326)	—
Recycling/processing	(16,664)	(13,280)	(7,248)	—	(13,280)	(7,248)	(6,032)	(3,384)	(3,384)	—	—	—	—

Adjusted EBITDA	126	483	215	(111)	594	326	268	(878)	(723)	(155)	521	641	(120)

Capital expenditure
Sustaining capital expenditure	(992)	(633)	(623)	(611)	(22)	(12)	(10)	(173)	(173)	—	(186)	(186)	—
Ore reserve development	(1,920)	(1,920)	(1,920)	(1,920)	—	—	—	—	—	—	—	—	—
Growth projects	(6,528)	(291)	(291)	(291)	—	—	—	(6,221)	—	(6,221)	(16)	(6)	(10)
Total capital expenditure	(9,440)	(2,844)	(2,834)	(2,822)	(22)	(12)	(10)	(6,394)	(173)	(6,221)	(202)	(192)	(10)
The following items are disclosed per segment in accordance with IFRS Accounting Standards

Cost of sales before amortisation and depreciation consists of the following:
Salaries and wages	(5,834)	(4,947)	(4,687)	(4,687)	(260)	—	(260)	(350)	(350)	—	(537)	(537)	—
Consumable stores	(5,897)	(2,852)	(2,808)	(2,808)	(44)	—	(44)	(2,276)	(2,276)	—	(769)	(769)	—
Utilities	(1,193)	(624)	(613)	(613)	(11)	—	(11)	(8)	(8)	—	(561)	(561)	—
Mine contracts	(1,579)	(920)	(920)	(920)	—	—	—	(331)	(331)	—	(328)	(328)	—
Recycling	(13,280)	(13,280)	(7,248)	—	(13,280)	(7,248)	(6,032)	—	—	—	—	—	—
Other	(2,055)	(505)	(820)	(820)	315	—	315	(419)	(419)	—	(1,131)	(1,131)	—
Total cost of sales before amortisation and depreciation	(29,838)	(23,128)	(17,096)	(9,848)	(13,280)	(7,248)	(6,032)	(3,384)	(3,384)	—	(3,326)	(3,326)	—

Amortisation and depreciation	(2,261)	(2,105)	(1,934)	(1,929)	(176)	(5)	(171)	(38)	(29)	(9)	(118)	(117)	(1)
Finance expense	(2,297)	(1,791)	(1,761)	(1,761)	(30)	—	(30)	(204)	(70)	(134)	(302)	(288)	(14)
Impairments	(9,156)	(8,824)	(8,824)	(8,824)	—	—	—	(221)	(221)	—	(111)	(4)	(107)
1Reldan's results are included for the nine and a half months ended 31 December 2024 since the effective date of acquisition (see note 16.2)
2Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate revenue. Corporate and reconciling items for total EU operations includes Keliber
3Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R3,774 million. This write-down mainly relates to PGM in process and PGM finished goods of R3,115 million and R659 million, respectively, all relating to the US PGM operations, as a result of the lower commodity price environment
AFR – 72
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025

			PRIMARY MINING	RECYCLING					SECONDARY MINING
Figures in million – SA rand	Total international operations	Total US operations	US PGM	Columbus	Total EU operations	Sandouville nickel refinery	Corporate and reconciling items[1]	Total AUS operations	Century zinc retreatment operation	Corporate and reconciling items[1]
2023
Revenue	29,087	23,812	10,494	13,318	3,024	3,024	—	2,251	2,251	—
Underground	10,494	10,494	10,494	—	—	—	—	—	—	—
Surface	2,251	—	—	—	—	—	—	2,251	2,251	—
Recycling/processing	16,342	13,318	—	13,318	3,024	3,024	—	—	—	—
Cost of sales, before amortisation and depreciation[2]	(28,976)	(22,391)	(9,680)	(12,711)	(4,329)	(4,329)	—	(2,256)	(2,256)	—
Underground	(9,680)	(9,680)	(9,680)	—	—	—	—	—	—	—
Surface	(2,256)	—	—	—	—	—	—	(2,256)	(2,256)	—
Recycling/processing	(17,040)	(12,711)	—	(12,711)	(4,329)	(4,329)	—	—	—	—

Adjusted EBITDA	(428)	1,317	710	607	(1,459)	(1,328)	(131)	(286)	(285)	(1)

Capital expenditure
Sustaining capital expenditure	(2,542)	(2,180)	(2,178)	(2)	(248)	(248)	—	(114)	(114)	—
Ore reserve development	(3,889)	(3,889)	(3,889)	—	—	—	—	—	—	—
Growth projects	(3,295)	(774)	(774)	—	(2,470)	—	(2,470)	(51)	(51)	—
Total capital expenditure	(9,726)	(6,843)	(6,841)	(2)	(2,718)	(248)	(2,470)	(165)	(165)	—

The following items are disclosed per segment in accordance with IFRS Accounting Standards

Cost of sales before amortisation and depreciation consists of the following:
Salaries and wages	(5,970)	(5,108)	(5,108)	—	(360)	(360)	—	(502)	(502)	—
Consumable stores	(7,227)	(3,467)	(3,467)	—	(3,015)	(3,015)	—	(745)	(745)	—
Utilities	(1,575)	(647)	(647)	—	(424)	(424)	—	(504)	(504)	—
Mine contracts	(2,605)	(2,076)	(2,076)	—	(374)	(374)	—	(155)	(155)	—
Recycling	(12,711)	(12,711)	—	(12,711)	—	—	—	—	—	—
Other	1,112	1,618	1,618	—	(156)	(156)	—	(350)	(350)	—
Total cost of sales before amortisation and depreciation	(28,976)	(22,391)	(9,680)	(12,711)	(4,329)	(4,329)	—	(2,256)	(2,256)	—

Amortisation and depreciation	(4,655)	(3,390)	(3,386)	(4)	(206)	(199)	(7)	(1,059)	(1,059)	—
Finance expense	(1,385)	(1,134)	(1,134)	—	(67)	(13)	(54)	(184)	(158)	(26)
Impairments	(44,215)	(38,919)	(38,919)	—	(1,607)	(1,607)	—	(3,689)	(3,689)	—
1Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate revenue. Corporate and reconciling items for total EU operations includes Keliber
2Included in cost of sales, before amortisation and depreciation is total write-down of inventory to net realisable value amounting to R1,374 million. This write-down mainly relates to PGM in process and PGM finished goods of R996 million and R378 million, respectively, which relates to the US PGM operations as a result of the lower commodity price environment
AFR – 73
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
3.    Revenue

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
Revenue from e-scrap recycling consists primarily of the sale of precious metals to customers, typically downstream refiners, in the form of bullion as well as partially refined or refined metals. Sales include low-grade and high-grade precious metals bearing material shipped from the Group's refining facilities to downstream refiners, for which the Group is compensated by either returnable metal and/or cash.
The transaction price is determined with reference to market prices of the underlying precious metals, adjusted for refining and other applicable charges where appropriate. In certain arrangements, the Group may receive advance payments from customers prior to final settlement. Where such payments are received before control of the material transfers, the amounts received are recognised as deferred revenue (see note 31).
Revenue is recognised when control of the material transfers to the customer at the consideration that the Group expects to be entitled
to. In assessing the transfer of control, the Group considers, amongst other factors, the point at which the customer obtains the ability to direct the use of the material and obtain its economic benefits, including whether the Group retains exposure to price fluctuations in the underlying metals and substantive decision-making rights over the ultimate sale of the material.

AFR – 74
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025

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
The transaction price under IFRS 15 Revenue from Contracts with Customers (IFRS 15), being the advance payment (see note 31) and future cash payments to be received, is recognised as revenue each month when the commodity ounces or metal credits are transferred to the streaming entity's account. It is from this date that the streaming entity has effectively accepted the metal, has physical control of the related metal and has the risk and reward of the respective metal (i.e. control has transferred).
Revenue is recognised over the life-of-mine of the relevant operations in line with the timing of control transfer discussed above. To the extent that the life-of-mine changes or other key inputs are changed (see note 31), these changes are recognised prospectively as a cumulative catch-up in revenue in the year that the change occurs.
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

The Group’s sources of revenue are:

Figures in million – SA rand	2025	2024	2023
Primary mining:
Gold mining activities	27,930	24,077	23,327
PGM mining activities[1]	65,568	59,682	66,275
Nickel refining activities	518	2,784	3,024
Secondary mining:
Zinc retreatment operation[2]	4,763	4,220	2,580
Gold tailings retreatment	9,129	7,068	5,816
Recycling:
Pennsylvania site and North Carolina site recycling activities	13,129	6,306	—
Columbus site recycling activities	7,218	7,574	13,318
Other:
Stream[1]	1,299	581	509
Total revenue from contracts with customers	129,554	112,292	114,849
Adjustments relating to sales of PGM concentrate provisional pricing[3]	214	74	(836)
Adjustments relating to Zinc operation provisional pricing[3]	(91)	(237)	(329)
Total revenue	129,677	112,129	113,684
1The difference between revenue from PGM mining activities presented above and total revenue from PGM mining activities presented on the segment report relates to the separate disclosure of revenue from the gold and palladium streaming arrangement with Wheaton Precious Metals International
(Wheaton International) (Wheaton Stream) and the gold and platinum streaming arrangement with Franco-Nevada (Franco-Nevada stream) in the above.
Revenue relating to the Wheaton Stream and Franco-Nevada stream is incorporated in the Group corporate segment as described in the segment report
(see note 2)
2The difference between revenue from the zinc retreatment operation presented above and total revenue from zinc retreatment operation presented on the segment report relates to the separate disclosure of revenue related to adjustments on the provisional pricing on zinc sales
3These adjustments relate to provisional pricing arrangements resulting from subsequent changes to the amount of revenue recognised
AFR – 75
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Revenue per geographical region of the relevant operations:

Figures in million – SA rand	2025	2024	2023
Southern Africa (SA)	97,942	82,402	84,736
United States (US)	26,545	22,960	23,673
Europe (EU)	518	2,784	3,024
Australia (AUS)	4,672	3,983	2,251
Total revenue	129,677	112,129	113,684
Percentage of revenue per segment based on the geographical location of customers purchasing from the Group
SA Gold
US and SA PGM
AFR – 76
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Nickel refining (Europe)
Zinc retreatment (Australia)
Pennsylvania site and North Carolina site recycling (US)
AFR – 77
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Revenue generated per product:

Figures in million – SA rand	2025	2024	2023
Gold	47,691	37,138	30,257
PGMs	68,945	59,547	71,090
Platinum	25,829	20,573	19,775
Palladium	19,114	19,919	25,271
Rhodium	17,973	14,747	21,991
Iridium	3,781	2,824	2,883
Ruthenium	2,248	1,484	1,170
Chrome	4,824	6,069	5,165
Nickel	1,332	3,626	4,334
Zinc	4,326	3,765	2,126
Silver	2,146	1,008	152
Other[1]	413	976	560
Total revenue	129,677	112,129	113,684
1Other primarily includes revenue from cobalt and copper sales
Major customers
The table below illustrates the Group's major customers for the year ended:

Figures in million – SA rand	2025			2024			2023
	Customers			Customers			Customers
Operating segments	A	B	C	A	B	C	A	B	C
US PGM, SA PGM and Pennsylvania site recycling and North Carolina site recycling	26,335	—	—	24,719	—	—	—	—	—
US PGM and SA PGM	—	13,088	—	—	12,332	—	28,764	13,804	—
SA gold	—	—	14,950	—	—	12,183	—	—	14,405
Market risk
Foreign currency sensitivity
The US, European and Australian regions' revenue (and expenses) are translated from their functional currencies (US dollars, Euros and
Australian dollars, respectively) to the Group’s presentation currency (SA rand) and, therefore, the Group’s “presentation currency”
earnings are sensitive to changes in the exchange rate. A one percentage point change in the SA rand average exchange rate for the year ended 31 December 2025 of R17.88/US$, R20.17/EUR and R11.52/AUD would have changed profit or loss by approximately R80 million.
AFR – 78
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
4.    Cost of sales

Accounting policy
Cost of sales include all costs generally associated with the production of inventory whereas other expenses are disclosed separately or included in other costs. The carrying amount of metal inventory is recognised in cost of sales when the related sale is recognised. The cost of consumable stores is included in cost of sales when consumed. The accounting policy relating to inventory is included in note 23 and amortisation and depreciation in note 14 and note 15.
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

Figures in million – SA rand	Notes	2025	2024	2023
Salaries and wages		(30,964)	(31,380)	(30,591)
Consumable stores	22	(20,772)	(24,685)	(25,778)
Utilities		(12,404)	(11,556)	(11,029)
Mine contracts		(8,694)	(7,109)	(8,005)
Recycling[1]		(18,357)	(13,280)	(12,711)
Section 45X credit (relating to 2023 and 2024)		4,403	—	—
Section 45X credit (relating to 2025 primary mining)		801	—	—
Section 45X credit (relating to 2025 recycling)		681	—	—
Other		(9,621)	(15,617)	(10,779)
Ore reserve development costs capitalised		6,488	7,229	9,137
Cost of sales, before amortisation and depreciation[2]		(88,439)	(96,398)	(89,756)
Amortisation and depreciation	14,15,17	(9,367)	(8,810)	(10,012)
Total cost of sales		(97,806)	(105,208)	(99,768)
1Recycling cost consists of cost relating to the purchasing of spent catalytic material and the cost incurred to convert the spent catalytic material into finished PGMs.
Recycling costs also includes the purchase of electronic waste and other materials and the cost to convert the waste and materials into finished product at the
Pennsylvania and North Carolina recycling sites
2Included in cost of sales, before amortisation and depreciation for the year ended 31 December 2025 is total write-down of inventory to net realisable value amounting to
R1,477 million (2024: R4,784 million and 2023: R1,694 million). The write-down mainly relates to PGM in process and PGM finished goods of R1,171 million (2024: R3,843 million,
2023: R1,179 million) and R306 million (2024: R844 million, 2023: R423 million), respectively, as a result of the lower commodity prices during specific months
The SA and European operations' employees are members of various defined contribution retirement plans. The cost of providing retirement benefits for the year amounted to R1,769 million (2024: R1,774 million and 2023: R1,752 million).
Section 45X Advance Manufacturing Production Credit
The US PGM operations qualifies for an Advanced Manufacturing Production credit amount, equal to 10 percent of the costs incurred with respect to production of certain qualifying critical minerals under the Inflation Reduction Act (IRA) in the US, more specifically the Section
45X Advanced Manufacturing Production (“AMP”) credit. Due to the fact that the US PGM operations outsources the purification of platinum, palladium and rhodium to an unrelated third party refinery, it is required that the US PGM operations must enter into an agreement with the third party that identifies the US PGM operations as the sole party that may claim the credit and both the third party and the US PGM operations signs a certification statement reflecting this agreement.
During June 2025, the certification statements relating to the 31 December 2023 and 31 December 2024 financial years were signed by the
US PGM operations and the third party refinery. The refining agreement was also amended to address the certification for the remainder of the contract period. Accordingly, R2,472 million and R1,931 million were recognised as income during the year ended 31 December 2025, but in respect of the 2023 and 2024 Section 45X credits, respectively. The related receivable is included in other receivables on the consolidated statement of financial position. The Section 45X credits for 2023 amounted to R1,245 million and R1,227 million for primary
AFR – 79
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
mining operations (underground mining) and recycling operations, respectively, and the Section 45X credits for 2024 amounted to
R1,220 million and R711 million for primary mining operations and recycling operations, respectively.
5.    Interest income and finance expense

Accounting policy
Interest income comprises interest income on cash deposits, rehabilitation obligation funds, the S45X grant receivable, the right of recovery asset and other assets. Interest income is recognised using the effective interest method. Interest income on funds specifically borrowed for the purpose of constructing a qualifying asset is offset against the related interest expense capitalised to the relevant item.
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

5.1  Interest income

Figures in million – SA rand	Note	2025	2024	2023
Interest received on cash deposits		849	882	998
Interest received on rehabilitation obligation funds	20	417	404	339
Interest on S45X credit		273	—	—
Interest on right of recovery asset		—	—	25
Other		29	51	7
Total interest income		1,568	1,337	1,369
5.2  Finance expense

Figures in million – SA rand	Notes	2025	2024	2023
Interest charge on:
Borrowings (interest)	27	(1,793)	(1,946)	(1,192)
Borrowings (unwinding of amortised cost)	27	(640)	(688)	(359)
Lease liabilities	28	(39)	(34)	(43)
Environmental rehabilitation obligation	29.1	(984)	(966)	(758)
Occupational healthcare obligation	30	(34)	(38)	(70)
Deferred payment (related to the Rustenburg operation acquisition)		—	—	(85)
Deferred revenue[1]	31	(1,121)	(371)	(327)
Deferred consideration (related to Pandora acquisition)	21.2	—	—	(3)
Marikana dividend obligation	21.2	(85)	(188)	(236)
Other		(304)	(340)	(226)
Total finance expense		(5,000)	(4,571)	(3,299)
1For the year ended 31 December 2025, interest expense includes non-cash interest of R993 million (2024: R291 million, 2023: R299 million) relating to the Wheaton Stream and from 2025, also the Franco-Nevada Stream. Although there is no cash financing cost related to these arrangements, IFRS 15 requires the Group to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations (see note 31 for more information relating to the streaming transactions)
Net interest paid
The table below provides a summary of the cash interest paid and received:

Figures in million – SA rand	2025	2024	2023
Interest paid[1]	(2,337)	(2,101)	(1,304)
Interest received[2]	849	882	998
Net interest paid	(1,488)	(1,219)	(306)
1Interest paid primarily consist of accrued interest paid on borrowed funds (see note 27) and lease liabilities
2Interest received primarily consists of interest on cash deposits
AFR – 80
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
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
Accounting policy
Cash-settled share-based payments
The Group operates cash-settled compensation plans in which certain employees of the Group participate. These awards entitle the participants to cash payments based on a relevant share price. The fair value of the cash-settled instruments is measured by reference to the fair value of the underlying shares using appropriate valuation models and assumptions, taking into account the terms and conditions upon which the instruments were granted.
The fair value of the cash-settled instruments is recognised as share-based payment expenses over the vesting period based on the
Group’s estimate of the number of instruments that will eventually vest, with a corresponding increase in the share-based payment obligation. At each reporting date, the obligation is remeasured to the fair value of the instruments, to reflect the potential outflow of cash resources to settle the liability, with a corresponding adjustment to the share-based payment expense. Vesting assumptions for service and non-market performance conditions are reviewed at each reporting date to ensure they reflect current expectations.
The Group also issued cash-settled instruments to B-BBEE shareholders in terms of the Rustenburg operation B-BBEE transaction (see note
6.3) and the Marikana B-BBEE transaction (see note 6.4). The fair value of these instruments are determined using appropriate valuation models and assumptions, taking into account the terms and conditions upon which the instruments were granted. At each reporting date, the obligation is remeasured to the fair value of the instruments, to reflect the potential outflow of cash resources to settle the liability. There are no vesting conditions and fair value changes are recognised as part of gains or losses on financial instruments in profit or loss.
Equity-settled share-based payments
In prior periods, the Group operated equity-settled compensation plans in which certain employees of the Group participated. These plans have subsequently been amended to cash-settled schemes, except for the DRDGOLD equity-settled scheme, as outlined in note
6.2. The fair value of DRDGOLD’s equity-settled instruments is measured by reference to the fair value of the relevant equity instruments granted, taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of
DRDGOLD’s equity-settled instruments granted is estimated using appropriate valuation models and appropriate assumptions at the grant date. Service and non-market performance conditions are not taken into account when estimating the fair value of the equity-
settled instruments at grant date. Market conditions are taken into account in determining the fair value at grant date.
The grant date fair value of the equity-settled instruments is recognised as share-based payment expenses over the vesting period based on the DRDGOLD’s estimate of the number of instruments that will eventually vest, with a corresponding increase in the share-based payment reserve. Vesting assumptions for service and non-market performance conditions are reviewed at each reporting date until vesting to ensure they reflect current expectations.
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

6.1  Cash-settled share-based payments — Sibanye-Stillwater
2020 Share Plan
From the March 2020 remuneration cycle, long-term incentive awards are made on a cash-settled basis rather than equity-settled
(excluding DRDGOLD). This includes awards of both Forfeitable Share Units (FSUs) and Conditional Share Units (CSUs). The last awards issued under the 2020 Share Plan, vested in 2024.
FSUs
The Remuneration Committee approved an annual award of FSUs to eligible participants as a share-based component of the short-term incentive scheme. Annual FSU awards are granted to each eligible participant in March, valued at two-thirds of the cash Short-Term
Incentive (STI) paid in respect of the preceding incentive cycle for Vice President (VP) levels and above. The number of FSUs awarded is determined by dividing the monetary value by the three-day volume-weighted average price (VWAP) of a Sibanye-Stillwater share listed on the Johannesburg Stock Exchange (for South African participants), or the three-day VWAP of the Group’s American Depositary Shares
(ADS) listed on the New York Stock Exchange (for United States participants) calculated immediately preceding the award date. For participants employed in other jurisdictions, the award value is converted into South African rand using a representative exchange rate for the three trading days preceding the award date before applying the relevant VWAP. FSUs vest in two equal tranches, nine months and 18 months after the award date and have the right to receive dividend equivalents.
AFR – 81
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
CSUs
The Remuneration Committee also approved an annual award of CSUs to eligible participants as part of its long-term incentive (LTI)
scheme. The value of each CSU award is determined with reference to the participant’s deemed guaranteed remuneration, applicable LTI participation percentage (linked to job grade) and an individual performance modifier based on the preceding year’s assessed performance rating. The number of CSUs awarded is calculated by dividing this award value by the three-day VWAP immediately preceding the award date of Sibanye-Stillwater’s ordinary share listed on the JSE (for South African participants), or the  ADS listed on the
New York Stock Exchange (for United States participants). For participants employed in other jurisdictions, the award value is converted into
South African rand using a representative exchange rate for the three trading days preceding the award date before applying the relevant VWAP. The vesting of CSU awards under the 2020 Share Plan were subject to performance conditions as approved by the
Remuneration Committee. In particular, the number of cash-settled shares that vested depended on the extent to which Sibanye-Stillwater performed over the intervening three-year period relative to two performance criteria, being a market vesting condition referred to as the
Total Shareholder Return (TSR), and a non-market vesting condition, the Return on Capital Employed (ROCE). In addition, at the sole discretion of the Remuneration Committee, up to 20% of the determined number of vested shares using the two performance criteria was liable to forfeiture in the event of any extreme environmental, social, and governance (ESG) incidents occurring during the vesting period.
The TSR and ROCE performance conditions for CSUs under the 2020 Share Plan are summarised below.
Total Shareholder Return (TSR) — 70% Weighting
The TSR performance condition was measured against a benchmark of eight peer group mining and resource companies that were deemed to collectively represent an alternative investment portfolio for Sibanye-Stillwater’s shareholders (Peer Group). The Peer Group comprised similar market capitalisation companies that were reflective of the expected positioning of Sibanye-Stillwater over the medium term as a value driven multi-commodity resources company with a specific focus on gold and platinum.
The Peer Group for the 2020 Share Plan was as follows:

Peer group companies for TSR comparison
AngloGold Ashanti Limited
Anglo American Platinum Limited (now known as Valterra Platinum Limited)
Gold Fields Limited
Impala Platinum Holdings Limited
Northam Platinum Limited
Exxaro Resources Limited
Harmony Gold Mining Company Limited
African Rainbow Minerals Limited
Sibanye-Stillwater’s TSR over the vesting period was compared with the Peer Group TSR curve constructed on a market capitalisation weighted basis. The annualised TSR over the vesting period (TSRANN) was determined for each of the companies in the Peer Group. The Peer
Group companies were sorted from lowest to highest TSRANN. The average market capitalisation based on daily closing price was determined for each company, and each peer company was assigned its proportion of the overall average market capitalisation of the
Peer Group. The peer company TSR curve was plotted at the midpoint of each company’s percentage of Peer Group market capitalisation on a cumulative basis above the worst performing companies in the Peer Group. In the event that one or more of the Peer
Group companies became ineligible for comparison, the curve would be based on the companies remaining in the Peer Group.
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
For the year ended  31 December 2025
Return On Capital Employed (ROCE) — 30% Weighting
ROCE is a profitability metric that measures how efficiently a company generated profits from its capital employed. For Sibanye-Stillwater,
ROCE was evaluated against the company’s cost of equity (Ke). A minimum threshold on the performance scale for ROCE was set as equalling Ke, which would lead to the ROCE element contributing 0% towards the performance condition. Delivering a return that exceeds
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
The overall vesting was determined by applying the TSR performance condition to 70% of awarded shares element and the ROCE performance condition to 30% of awarded shares – plus any further discretionary reduction in the award based on the Remuneration
Committee’s judgement regarding ESG matters mentioned above.
2021 to 2025 Share Plans
Revisions were introduced to cash-settled awards from the March 2021 remuneration cycle for new awards granted (2021 Share Plan). The
2021 Share Plan was similar to the 2020 Share Plan as it remained cash-settled, consisted of FSU and CSU awards and had the same service conditions as the 2020 Share Plan. The last awards issued under the 2021 Share Plan, vested during 2025.
The key revisions in the 2021 Share Plan included:
•an updated peer company group
•changes in the assessment of the TSR performance condition, now referred to as a relative TSR (rTSR)
•introduction of an ESG performance condition and a change from return on capital employed (ROCE) to a return on invested capital
(ROIC) performance condition
•the weighting of the performance conditions for the rTSR, ESG and ROIC measures are 50%, 20% and 30%, respectively
•the performance conditions also have super-stretch targets that could result in vesting of up to 250% of the relevant weighting depending on the target achieved
AFR – 83
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
The key terms of each performance condition relating to the 2021 Share Plan are as follows:
•rTSR: The performance condition is similar to the 2020 Share Plan, except that it is measured on a weighted average basis following an index-like approach. Both platinum and gold companies are included in the peer group and performance is measured over the three-
year measurement period. In selecting the appropriate peer companies, factors such as market capitalisation, geographical exposure, listing on multiple exchanges as well as gold and platinum commodity exposure are considered
•ROIC: Like ROCE, ROIC is a capital efficiency measure which calculates how efficiently the Group allocates its controllable capital to profitable investments. It provides an indication of the Group’s quality of earnings with reference to the risk categorisation of its underlying asset portfolio. ROIC is calculated on an annualised basis over the three-year vesting period as net operating profit after tax divided by invested capital, which is defined as total assets less current liabilities less cash
•ESG: Performance is assessed over the three-year performance period using an ESG scorecard, applicable to each year of the performance period. The outcome of the performance condition on vesting is determined as the average performance over the three years
Further revisions were introduced to new cash-settled awards granted from the March 2022 remuneration cycle (2022 Share Plan). The 2022
Share Plan is similar to the 2021 Share Plan. Key revisions included the replacement of the ESG override with additional malus and clawback triggers and the deferral of the settlement of FSU dividend equivalents until vesting. In addition, for CSU awards, trailing years were phased into the performance period with awards in 2022 having one trailing year for measurement purposes, which increased to two trailing years from the 2023 award cycle. For example, performance conditions relating to the 2022 award cycle included 2021, 2022, 2023 and 2024 as the performance period to measure the value of the awards upon vesting.
The 2023 to 2025 Share Plans are similar to the 2022 Share Plan, with key revisions such as FSU dividend equivalents no longer being deferred, the share price used for making the awards changing from three-day VWAP to thirty-day VWAP as listed on the JSE and the NYSE respectively, immediately preceding the award date and the introduction of a volatility adjustment to the VWAP used for making awards and determining the settlement value of awards. The volatility adjustment incorporates a cap and floor price, which is to be applied to the relevant VWAP and is calculated as 1.5 standard deviations in the average closing share prices over a trailing two hundred-day period.
From 2024, E-band employees, other than VPs and above, also receive FSU awards based on one third of their STIs paid in respect of the preceding incentive cycle. The vesting conditions applied to these awards are the same as other FSUs, however the awards are not eligible for dividend equivalent payments.
Minimum Shareholding Requirement Plan
The Minimum Shareholding Requirement Plan (MSR Plan) is aimed at encouraging executive leadership and senior management (Senior
Vice President level and above) to have personal exposure to the Group’s share price through the holding of shares and/or ADSs in the
Group, thus reinforcing the alignment to shareholder interests. The MSR Plan will reward commitment of personal shares through the award of Matching Share Units (MSUs).
To qualify for the award of MSUs, participants must achieve the target minimum shareholding of between 100% and 200% of their deemed guaranteed remuneration expressed in shares and/or ADSs. The target minimum shareholding must be satisfied through committed shares.
Each committed share qualifies for one MSU once the target minimum shareholding is reached (1:1 ratio). Other than the requirement to hold committed shares for the vesting period, the MSR Plan has the same terms as the 2022 to 2025 Share Plans. With effect from 1 April
2024, the MSR Plan ceased admitting new participants. Existing participants retain the five-year period to build up to the target minimum shareholding, after which they may qualify for an award of MSUs based on their committed shareholding.
Total Shareholder Return (rTSR) — 50% Weighting
The peer companies under the 2021 to 2025 Share Plans and MSR Plan relating to the rTSR performance condition are as follows:

Peer group companies for rTSR comparison
AngloGold Ashanti Limited
Valterra Platinum Limited (previously Anglo American Platinum Limited)
Gold Fields Limited
Impala Platinum Holdings Limited
Northam Platinum Limited
Fresnilo Plc
Harmony Gold Mining Company Limited
Kinross Gold Corporation
AFR – 84
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Awards granted, exercised and forfeited under the 2020 Share Plan

Conditional Share Units				Forfeitable Share Units
2023	2024	2025	Number of units	2025	2024	2023
12,578,174	83,646	—	Outstanding at beginning of the year	—	—	17,955
			Movement during the year:
(4,765,694)	(80,651)	—	Vested	—	—	(17,955)
(7,728,834)	(2,995)	—	Forfeited	—	—	—
83,646	—	—	Outstanding at end of the year	—	—	—
Awards granted, exercised and forfeited under the 2021 Share Plan

Conditional Share Units				Forfeitable Share Units
2023	2024	2025	Number of units	2025	2024	2023
3,281,578	2,940,337	68,573	Outstanding at beginning of the year	—	—	—
			Movement during the year:
618	—	55,578	Granted during the year	—	—	—
(45,104)	(2,722,274)	(110,712)	Vested	—	—	—
(296,755)	(149,490)	(13,439)	Forfeited	—	—	—
2,940,337	68,573	—	Outstanding at end of the year	—	—	—
Awards granted, exercised and forfeited under the 2022 Share Plan and the MSR plan

Conditional and matching Share Units[1]				Forfeitable Share Units
2023	2024	2025	Number of units	2025	2024	2023
7,196,744	6,897,210	6,750,455	Outstanding at beginning of the year	—	—	670,522
			Movement during the year:
301,388	—	21,614	Granted during the year	—	—	9,783
(21,485)	(84,635)	(5,425,636)	Vested	—	—	(626,241)
(579,437)	(62,120)	(516,214)	Forfeited	—	—	(54,064)
6,897,210	6,750,455	830,219	Outstanding at end of the year	—	—	—
1Includes matching share units under the MSR plan with effect from the March 2022 remuneration cycle
Awards granted, exercised and forfeited under the 2023 Share Plan and the MSR plan

Conditional and matching Share Units[1]				Forfeitable Share Units
2023	2024	2025	Number of units	2025	2024	2023
—	8,934,250	8,846,013	Outstanding at beginning of the year	—	1,232,760	—
			Movement during the year:
9,598,092	257,534	362	Granted during the year	—	—	2,722,393
(8,024)	(63,791)	(90,684)	Vested	—	(1,196,886)	(1,269,811)
(655,818)	(281,980)	(928,047)	Forfeited	—	(35,874)	(219,822)
8,934,250	8,846,013	7,827,644	Outstanding at end of the year	—	—	1,232,760
1Includes matching share units under the MSR plan with effect from the March 2023 remuneration cycle
AFR – 85
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Awards granted, exercised and forfeited under the 2024 Share Plan and the MSR plan

Conditional and Matching Share Units[1]				Forfeitable Share Units
2023	2024	2025	Number of units	2025	2024	2023
—	—	13,606,802	Outstanding at beginning of the year	4,685,668	—	—
			Movement during the year:
—	13,817,578	423,321	Granted during the year	—	9,736,035	—
—	—	(32,375)	Vested	(4,305,957)	(4,770,248)	—
—	(210,776)	(1,804,653)	Forfeited	(379,711)	(280,119)	—
—	13,606,802	12,193,095	Outstanding at end of the year	—	4,685,668	—
1Includes matching share units under the MSR plan with effect from the March 2024 remuneration cycle
Awards granted, exercised and forfeited under the 2025 Share Plan and the MSR plan

Conditional and Matching Share Units[1]				Forfeitable Share Units
2023	2024	2025	Number of units	2025	2024	2023
—	—	—	Outstanding at beginning of the year	—	—	—
			Movement during the year:
—	—	17,278,978	Granted during the year	14,756,085	—	—
—	—	—	Vested	(7,006,155)	—	—
—	—	(969,899)	Forfeited	(833,647)	—	—
—	—	16,309,079	Outstanding at end of the year	6,916,283	—	—
1Includes matching share units under the MSR plan with effect from the March 2025 remuneration cycle
Valuation model and inputs
At each reporting date, vesting date and settlement date, the liability for the cash payment relating to the FSUs, CSUs and MSUs awarded is measured/remeasured at fair value. A Monte Carlo Simulation model is used to value cash-settled share-based payment awards. The inputs to the valuation model for share awards granted were as follows:

Conditional and Matching Share Units				Forfeitable Share Units
2023	2024	2025	MONTE CARLO SIMULATION	2025	2024	2023
49.47 - 60.64	52.57 - 59.87	58.12 - 62.26	Weighted average historical volatility[1] %	n/a	n/a	n/a
2 - 35	2 - 35	2 - 35	Expected term (months)	8	8	8
0 - 4.44	0 - 3.24	0 - 4.16	Expected dividend yield (US/SA) %	1.66/0.99	5.95/0.29	2.98/2.81
7.67 - 8.30	7.30 - 7.68	6.30 - 6.67	Risk-free interest rate (US/SA) %	3.45/6.54	4.15/7.44	2.22/8.17
R24.90	R14.98	R60.50	Weighted average share price (ADSs/JSE)	US$14.25/R60.50	US$3.30/R14.98	US$5.43/R24.9
15.45	8.60	49.27	Weighted average fair value (SA rand)	67.98	16.00	29.51
1Based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option
AFR – 86
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Directors' and prescribed officers’ cash-settled instruments
The directors and prescribed officers of Sibanye-Stillwater held the following cash-settled instruments as at 31 December 2025:

	2024	Instruments granted	Cash-settled instruments vested during the year			Instruments forfeited	2025
	Number of instruments	Number of instruments	Number of instruments	Average price	Cash proceeds (rand)¹	Number of instruments	Number of instruments
Executive directors
Richard Stewart	1,188,497	719,936	366,149	30.74	11,254,733	—	1,542,284
Neal Froneman[2]	3,292,036	1,866,819	1,859,822	21.81	40,561,218	—	3,299,033
Charl Keyter	1,328,571	814,023	613,731	25.17	15,444,673	—	1,528,863
Prescribed officers
Charles Carter	1,854,900	1,261,772	459,884	40.34	18,553,217	—	2,656,788
Mika Seitovirta	982,584	779,712	263,581	44.57	11,746,482	—	1,498,715
Themba Nkosi	796,552	539,652	374,938	30.56	11,458,183	—	961,266
Melanie Naidoo-Vermaak	305,552	563,930	98,443	49.61	4,884,171	—	771,039
Richard Cox[3]	402,413	416,395	179,512	33.36	5,987,827	—	639,296
Laurent Charbonnier	1,311,129	—	—	—	—	1,311,129	—
Lerato Legong	534,569	522,653	97,108	14.29	1,387,526	960,114	—
Mdu Bhulose	—	27,215	—	—	—	—	27,215
Robert van Niekerk	1,100,374	724,754	352,134	31.91	11,236,405	—	1,472,994
1Amounts represents pre-tax earnings paid to participants. For South African participants, these amounts were calculated by taking the Company’s VWAP share price on vesting date multiplied by the number of vested units
2Numbers include ADSs and JSE listed shares as a result of the dual service contract
3The balance at 31 December 2024 includes instruments prior to appointment as a prescribed officer on 1 July 2025
6.2  Equity-settled share-based payments - DRDGOLD
On 2 December 2019, the shareholders of DRDGOLD approved an equity-settled long-term incentive scheme (DRDGOLD ELTI Scheme).
Under the DRDGOLD ELTI Scheme, qualifying employees are awarded conditional shares on an annual basis, comprising performance shares (80% of the total conditional shares awarded) and retention shares (20% of the total conditional shares awarded). Conditional shares will vest three years after grant date and will be settled in the form of DRDGOLD shares at a zero-exercise price. The last grant in terms of the DRDGOLD ELTI Scheme was made on 22 October 2024 which will vest in October 2027.
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
The DRDGOLD ELTI Scheme is replaced by the Single Incentive Plan ("DRDGOLD SIP"), incorporating the Deferred Share Plan ("DRDGOLD
DSP"), which was approved by the shareholders on 29 November 2023. The first grant under the DRDGOLD DSP was made on 13 August
2025.
The DRDGOLD SIP comprises a cash payment (short-term incentive component) and a deferred share award (long-term incentive component). Deferred Shares granted are registered in the name of the participant, the vesting of which is subject to continued
employment with the company (Employment Condition) until the vesting date. Deferred Shares vest over five years at 20% per annum for F-
band participants and over three years at 33% per annum for E and D band participants. Dividends declared on shares granted per the
DRDGOLD DSP accrue and are paid to the employees.
6.3  Cash-settled share-based payments — Rustenburg B-BBEE transaction
In terms of the Rustenburg operation transaction, a 26% equity stake in SRPM was acquired by B-BBEE SPV (the Rustenburg B-BBEE
Transaction) by a vendor financed facility from Sibanye Platinum Proprietary Limited (Sibanye Platinum), on the following terms:
•Interest at up to 0.2% above Sibanye-Stillwater’s highest cost of debt. Once the capped amount is reached, interest ceases to accrue so that the capped amount is not exceeded. However, once the facility reduces below R3.5bn, interest starts to accrue again
•Post payment of the annual deferred payment to Rustenburg Platinum Mines Limited (RPM) and in respect of any repayment by SRPM of shareholder loans or the distribution of dividends, 74% will be paid to Sibanye Platinum and 26% to B-BBEE SPV
•Of the 26% payment to B-BBEE SPV, 85% will be used to service the facility owing by B-BBEE SPV to Sibanye Platinum
•The remaining 15% of any such payment or 100%, once the facility owing by B-BBEE SPV to Sibanye Platinum is repaid, will be declared by B-BBEE SPV as a dividend to the B-BBEE SPV shareholders
•The facility was capped at R3,500 million (fully settled by the dividend payment made by SRPM in H1 2023)
AFR – 87
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
On 31 January 2025, the Group entered into an amalgamation transaction, whereby the assets of Kroondal Operations Proprietary Limited
(Kroondal) were transferred to SRPM in exchange for SRPM assuming the liabilities of Kroondal. Since 26% of SRPM is held by B-BBEE parties through the B-BBEE SPV, the transfer of Kroondal’s net assets to SRPM resulted in a value increase for the relevant B-BBEE parties. In order to fund the additional value attributable to the B-BBEE parties, Sibanye Platinum, being the holding company of SRPM, subscribed for new class B preference shares in the B-BBEE SPV at a nominal subscription price of R100. Until the payment of a capped preference dividend of
R350 million, the lesser of 85% of any dividends paid by SRPM and R175 million will be paid as preference dividends by the B-BBEE SPV, whereafter the preference shares will be fully redeemed. The capped preference dividend of R350 million increases annually based on an agreed rate.
The IFRS 2 expense is based on 44.8% of the 26% interest relating to Bakgatla-Ba-Kgafela Investment Holdings and Siyanda Resources
Proprietary Limited, as the Rustenburg Mine Community Trust and Rustenburg Mine Employees Trust are controlled and consolidated by
Sibanye-Stillwater. Cash-settled share-based payment obligations to the Rustenburg Mine Community Trust and Rustenburg Mine
Employees Trust amounting to R804 million (2024: R705 million and 2023: R1,365 million) and R986 million (2024: R864 million and 2023:
R1,673 million), respectively, are eliminated upon consolidation. The calculation of the expense and obligation relating to 44.8% of the 26%
interest is based on the expected discounted future cash flows of the expected PGM reserves and costs to extract the PGMs.
6.4  Cash-settled share-based payments — Marikana B-BBEE transaction
Effective 13 April 2021, the Group restructured the previously highly indebted Lonmin Limited (changed to Sibanye UK Limited on 25 March
2021) B-BBEE structure in relation to WPL and EPL (collectively referred to as “Marikana”), so as to ensure the sustainability of the B-BBEE shareholding in Marikana and facilitate the realisation of value to the B-BBEE shareholders (Restructuring Transaction).
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
Cash-settled share-based payment obligations amounting to R905 million (2024: R631 million and 2023: R1,481 million) relating to the
Marikana Trusts are eliminated upon consolidation.
Marikana’s obligation to pay dividends to the Phembani Group through an intermediate company holding structure, is recognised as a cash-settled share-based payment liability measured at fair value. Changes in fair value is recognised in profit or loss.
The following assumptions were applied in the 31 December 2025 calculation:

		2025	2024	2023
Long-term PGM (4E) basket price	R/4Eoz	27,404	26,380	28,656
Real discount rate — South Africa	%	12.4	15.7	15.7% - 15.8%
Inflation rate — South Africa	%	3.5	5.0	6.0
Life-of-mine	years	15 - 45	17 - 45	17 - 47
AFR – 88
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
6.5  Cash-settled share-based payment obligations
The following table shows a reconciliation of the total cash-settled share-based payment obligation of the Group for the year ended 31
December 2025:

Figures in million – SA rand	Notes	2025	2024	2023
Reconciliation of the cash-settled share-based payment obligations
Balance at beginning of the year		1,807	3,150	5,275
Share-based payment obligation on acquisition of subsidiary		—	—	31
Derecognition with deemed disposal of interest in joint operation		—	—	(15)
Cash-settled share-based payments expense[1]		2,074	224	77
Cash-settled share-based payments expense capitalised		4	—	—
Fair value loss/(gain) on obligations[2]	7	420	(814)	(1,589)
Cash-settled share-based payments paid[3]		(649)	(751)	(637)
Foreign currency translation		(17)	(2)	8
Balance at end of the year		3,639	1,807	3,150
Reconciliation of the cash-settled share-based payment obligations in the Group
Cash-settled share-based payment — Rustenburg B-BBEE transaction		1,453	1,286	2,466
Cash-settled share-based payment — Marikana B-BBEE transaction		494	241	415
Cash-settled share-based payment — Employee incentive schemes		1,692	280	269
Balance at end of the year		3,639	1,807	3,150
Current portion of cash-settled share-based payment obligations		(935)	(121)	(432)
Non-current portion of cash-settled share-based payment obligations		2,704	1,686	2,718
1Included in the amount is a cash-settled share-based payment expense for the year ended 31 December 2025 relating to the 2021 to 2025 and MSR Share Plans amounting to R2,074 million (2024: R224 million relating to the 2020 to 2024 and MSR Share Plans, 2023: R88 million relating to the 2020 to 2023 and MSR Share Plans)
2The fair value loss relates to the Rustenburg and Marikana B-BBEE transactions amounting to a loss of R167 million (2024: gain of R649 million, 2023: gain of R346 million) and a loss of R253 million (2024: gain of R165 million, 2023: gain of R1,243 million), respectively, and is included in the loss/gain on financial instruments in profit or loss
3Payments made during the year relate to vesting of cash-settled awards to employees and payments made on the Rustenburg and Marikana B-BBEE transactions
6.6  Share-based payment expenses
Share based payment expenses for the year consisted of the following:

Figures in million – SA rand	Notes	2025	2024	2023
Sibanye-Stillwater 2020 to 2025 Share Plans (cash-settled scheme)	6.1	(2,074)	(224)	(88)
DRDGOLD (equity-settled scheme)	6.2	(40)	(27)	(25)
Total share-based payment expense		(2,114)	(251)	(113)
Reconciliation of the cash-settled and equity-settled share-based payment expense:
Cash-settled share-based payment expense[1]		(2,074)	(224)	(88)
Equity-settled share-based payment expense		(40)	(27)	(25)
Total share-based payment expense		(2,114)	(251)	(113)
1Included in the cash-settled share-based payment expense for the year ended 31 December 2025 is the grant date fair value portion of the expense amounting to
R327 million (2024: R558 million, 2023: R372 million) and fair value loss after grant date of R1,746 million (2024: gains of R341 million, 2023: gains of R293 million) relating to the
2020 to 2025 Share Plans and MSR Share Plans
AFR – 89
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
7.    (Loss)/gain on financial instruments

Figures in million – SA rand	Notes	2025	2024	2023
Fair value loss on gold hedge contracts[1]		(1,736)	(448)	(140)
Fair value gain/(loss) on palladium hedge contract		—	—	72
Fair value gain/(loss) on zinc hedge contracts[2]		156	(234)	491
Fair value (loss)/gain on cash-settled share-based payment obligations (Rustenburg and Marikana B-BBEE transactions)	6.5	(420)	814	1,589
Loss on the revised cash flow of the Rustenburg operation deferred payment		—	—	(4)
Fair value gain/(loss) on derivative instrument	27.5	—	1,733	(2,136)
(Loss)/gain on the revised cash flow of the Burnstone Debt	27.6	(1,805)	1,053	32
Gain on the revised cash flow of the Marikana dividend obligation	21.2	5	1,046	548
Fair value gain/(loss) on contingent consideration (Kroondal acquisition)	21.2	—	396	(137)
Fair value gain/(loss) on Keliber dividend obligation	21.2	427	811	(287)
Fair value gain/(loss) on other investments		185	(24)	116
Other		(606)	286	91
Total (loss)/gain on financial instruments[3]		(3,794)	5,433	235
1On 3 May 2023, Sibanye Gold Proprietary Limited (SGL) concluded a gold hedge agreement which commenced on 4 May 2023. The agreement is structured at monthly average prices, comprising the delivery of 154,320 ounces of gold over 12 months (12,860 ounces per month) with a zero cost collar which establishes a floor and cap of
R34,214 and R46,050 per ounce, respectively. The hedge agreement concluded in April 2024. On 17 November 2023, SGL concluded two additional gold hedge agreements which commenced on 17 November 2023. The agreements are structured at monthly average prices, comprising the delivery of 120,000 and 240,000 ounces of gold over 12 months, respectively. The agreements have a zero cost collar which establishes a floor of R34,214 per ounce for both agreements and cap of R43,545 and
R43,800 per ounce, respectively. On 4 November 2024, SGL concluded a new gold hedge agreement which commenced on 2 December 2024. The agreement is structured at monthly average prices, comprising the delivery of 182,000 ounces of gold over 13 months (14,000 ounces per month) with a zero cost collar which establishes a floor and cap of R45,000 and R58,500 per ounce, respectively. On 9 December 2024, SGL concluded an additional gold hedge agreement, which commenced on 2 January 2025. The agreement is structured at monthly average prices, comprising the delivery of 168,000 ounces of gold over 12 months (14,000 ounces per month) with a zero cost collar which establishes a floor and cap of R45,000 and R54,400 per ounce, respectively. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss. The fair value loss is included in the corporate and reconciling items of the SA gold section of the segment report
2Century mine concluded a hedge agreement on 15 June 2021 for 90,000 tonnes of payable zinc over three years which commenced July 2021 to June 2024 in equal monthly deliveries (2,500 tonnes per month) at a fixed monthly price of A$3,717/t net of all fees and costs. In November 2021, Century mine concluded an additional hedge agreement for 90,000 tonnes of payable zinc for two years (3,750 tonnes per month) which commenced January 2022 to December 2023 at a fixed price of
A$3,938/t net of all fees and costs. During June 2024, Century concluded two additional zinc hedge agreements, which both commenced on 1 July 2024. The first agreement is structured at monthly average prices, comprising the delivery of 5,940 tonnes of zinc over 18 months (330 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,300 and A$4,830 per tonne, respectively. The second zinc hedge agreement is structured at monthly average prices, comprising the delivery of 30,060 tonnes of zinc over 18 months (1,670 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,100 and A$4,340 per tonne, respectively. During  November 2024, Century concluded two additional zinc hedge agreements, which both commenced in January 2025. The first agreement comprises the delivery of 6,000 tonnes of zinc in January 2025 with a zero cost collar which establishes a floor and cap of A$4,150 and A$4,500 per tonne, respectively. The second zinc hedge agreement is structured at monthly average prices, comprising the delivery of 12,000 tonnes of zinc over 12 months (1,000 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,200 and A$4,780 per tonne, respectively. During March 2025, Century concluded an additional zinc hedge agreement, which commenced in April 2025. The agreement comprises the delivery of 5,112 tonnes of zinc over 9 months (568 tonnes per month) with a zero cost collar which establishes a floor and cap of A$4,200 and A$4,950 per tonne, respectively. During H2 2025, Century concluded four additional hedge agreements which all commenced on 1 January 2026. The first agreement comprises the delivery of 3,300 tonnes of zinc over 6 months (550 tonnes per month) with a zero cost collar which established a floor and cap of A$4,250 and A$4,800 per tonne. The second agreement comprises the delivery of 6,000 tonnes of zinc over 6 months (1,000 tonnes per month) with a zero cost collar which established a floor and cap of A$4,200 and A$4,750 per tonne. The third agreement comprises the delivery of 2,700 tonnes of zinc over 6 months (450 tonnes per month) with a zero cost collar which established a floor and cap of A$4,250 and A$4,800 per tonne. The fourth agreement comprises the delivery of 12,000 tonnes of zinc over 6 months (2,000 tonnes per month) with a zero cost collar which established a floor and cap of A$4,300 and A$4,900 per tonne. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
3The unrealised loss for the purpose of the statement of cash flows amounted to R2,509 million (2024: gain of R5,574 million and 2023: gain of R101 million)
AFR – 90
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
8.    Other costs and other income
8.1  Other costs

Figures in million – SA rand	Note	2025	2024	2023
Care and maintenance[1]		(1,761)	(1,609)	(1,378)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		(798)	(486)	—
Corporate and social investment costs		(352)	(405)	(149)
Cost incurred on employee and community trusts		(364)	(204)	(469)
Onerous contract provision	29.2	—	(200)	(1,865)
Exploration costs		(4)	(36)	(183)
Non-mining royalties		(20)	(73)	(84)
Strike related costs		—	—	(3)
Service entity costs		(370)	(466)	(366)
Other		(1,140)	(1,243)	(1,361)
Total other costs		(4,809)	(4,722)	(5,858)
1Care and maintenance costs mainly includes Cooke (included in the gold corporate and reconciling segment) amounting to R1,132 million (2024: R970 million, 2023:
R883 million), Burnstone (included in the gold corporate and reconciling segment) amounting to R206 million (2024: R194 million) and Sandouville amounting to
R194 million. Care and maintenance costs for the year ended 31 December 2024 also included R340 million (2023: R117 million) and R69 million (2023: R103 million) related to Kloof and Marikana, respectively
8.2  Other income

Figures in million – SA rand	Note	2025	2024	2023
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable		303	40	45
Service entity income		322	307	497
Gain on remeasurement of previous interest in Kroondal		—	—	298
Sundry income		336	389	387
Insurance proceeds[1]		274	875	—
Onerous contract provision utilisation/change in estimate	29.2	124	1,017	—
Gain on assets held for sale		16	—	—
Gain on increase in equity-accounted investment		5	2	5
Total other income		1,380	2,630	1,232
1Insurance claims for 2025 relates mainly to business interruption and property damage claims lodged at the Australian operations (R139 million), Kloof (R64 million) and the
US PGM operations (R46 million). The total value of the property damage claim for the Group amounts to R142 million. Insurance claims for 2024 related mainly to the business interruption insurance claim lodged by the Group at its US PGM operations resulting from the flood event which occurred during June 2022 amounting to
R838 million, also included R26 million received as compensation for losses incurred  in respect of a property damage claim lodged by the Group
9.    Restructuring costs
Restructuring costs of R247 million (2024: R550 million, 2023: R515 million) were incurred in 2025 and included voluntary separation packages.
The restructuring costs at the SA gold operations and the SA PGM operations amounted to R60 million (2024: R43 million, 2023: R113 million)
and R8 million (2024: R269 million, 2023: R351 million), respectively. Restructuring costs incurred at Sandouville amounted to R170 million.
Also included in the restructuring costs for the year ended 31 December 2024 was restructuring costs incurred at Stillwater and Burnstone amounting to R126 million and R77 million, respectively.
AFR – 91
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
10.  Impairments and reversal of impairments

Figures in million – SA rand	Notes	2025	2024	2023
Impairment of mining assets	14	(15,825)	(9,113)	(38,492)
Impairment of right-of-use assets — mining assets	15	(16)	(60)	—
Impairment reversal of mining assets	14	1,924	—	—
Impairment of intangible assets	17	—	—	(86)
Impairment of goodwill	17	—	—	(8,435)
Impairment of investment in equity-accounted investee[1]	18.2	(64)	—	(423)
Impairment of loan to equity-accounted investee	18.3	—	—	(18)
Other impairment		(26)	—	—
Total impairments and reversal of impairments		(14,007)	(9,173)	(47,454)
1Mimosa's updated life-of-mine at 30 June 2025 indicated above US dollar inflationary increases in working costs and capital costs, and included a Zimbabwean beneficiation tax which resulted in a decrease in the expected future net cash flows from Mimosa. The lower value in use led to an after tax equity-accounted impairment of property, plant and equipment amounting to R535 million and the impairment of the investment in the equity-accounted investee of R64 million, before the impact of deferred tax (net an impairment of R461 million) (see note 12.3) (included in SA PGM on the segment report — see note 2). The weighted average PGM (4E)
basket price, nominal discount rate and life-of-mine used in the Mimosa impairment assessment was R25,745/4Eoz, 20.67% and 8 years, respectively. The recoverable amount at 30 June 2025 was determined as R2,208 million
31 December 2025
The carrying value of the Kloof cash-generating unit (CGU) was impaired by R3,779 million and the carrying value of the Keliber CGU was impaired by R2,460 million at 31 December 2025 in addition to the R5,344 million recognised at 30 June 2025.
•The impairment recognised at Kloof was due to a decrease in the life of mine as a result of logistical constraints, seismicity and safety concerns to access higher grade areas, that resulted in a decrease in the recoverable amount at 31 December 2025.
•The impairment of Keliber was due to a further decrease in the consensus long-term forecasted lithium hydroxide price compared to 30
June 2025 and the decision to proceed with an extended start-up profile resulting in a decrease in the recoverable amount as at 31
December 2025.
At 30 June 2025, an impairment of R4,230 million was recognised at the US PGM operations (Stillwater CGU) from the One Big Beautiful Bill
Act that was signed into US law and indicates a phase out and termination of Section 45X credits. Under the phase out and termination rules, any applicable critical mineral produced after 31 December 2030 is phased out with 25% over a period of 4 years commencing from
2031. This resulted in decreased future net cash flows from the US PGM operations and a reduction in value in use at 30 June 2025, and consequently to an impairment of property, plant and equipment of R4,230 million. The impairment recognised on Keliber at 30 June 2025 was due to a decrease in the consensus long-term forecasted lithium hydroxide price and an increased discount rate that resulted in a decrease in the expected future net cash flows from Keliber and the value in use at 30 June 2025, and resulted in an impairment of property, plant and equipment.
The carrying values of Beatrix, Driefontein and Burnstone were increased at 31 December 2025 by a reversal of previously recognised impairment losses of R449 million, R168 million and R1,307 million, respectively. The reversals of impairment resulted from the higher gold price outlook and sustained operational improvements at the Beatrix and Driefontein operations and translated to an increase in the expected future net cash flows and recoverable amounts at Beatrix, Driefontein and Burnstone.
The impairment of mining assets for the year ended 31 December 2025 related to the following classes of assets:

Figures in million – SA rand	US PGM operations	Keliber	Kloof	Other	Total
Mine development, infrastructure and other	(4,230)	(6,700)	(3,470)	(28)	(14,428)
Land, mineral rights and rehabilitation	—	(1,104)	(293)	—	(1,397)
Right-of-use assets	—	—	(16)	—	(16)
Total impairment	(4,230)	(7,804)	(3,779)	(28)	(15,841)
The impairment reversals of mining assets for the year ended 31 December 2025 related to the following classes of assets:

Figures in million – SA rand	Beatrix	Driefontein	Burnstone	Total
Mine development, infrastructure and other	418	152	1,307	1,877
Land, mineral rights and rehabilitation	31	16	—	47
Total impairment reversals	449	168	1,307	1,924
The assumptions applied in the 30 June 2025 and 31 December 2025 recoverable amount calculations for each of the CGU impacted by the impairments are set out below:
AFR – 92
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025

		30 June 2025		31 December 2025
		US PGM operations	Keliber	Kloof	Beatrix	Driefontein	Burnstone	Keliber
Average PGM (2E) basket price[1]	US$/2Eoz	1,118	—	—	—	—	—	—
Average lithium hydroxide price[1]	US$/t	—	17,972	—	—	—	—	17,475
Average gold price[1]	R/kg	—	—	2,295,754	1,983,927	1,856,994	1,670,512	—
Inflation rate[2]	%	2.1	2.0	3.5	3.5	3.5	3.5	2.0
Nominal discount rate[3]	%	10.56	11.19	11.68	12.76	13.52	15.22	10.14
Life-of-mine[4,5]	years	67	20	1	6	11	23	20
Recoverable amount[6]	R' million	9,361	9,359	—	9,341	20,581	13,039	8,925
1The weighted average commodity prices and exchange rate were derived by considering various bank and commodity broker consensus forecasts
2The inflation rate is based on the expected forecast inflation rate for the geographic region which most affects the CGU's cash flows
3The nominal discount rate is calculated as the weighted average cost of capital of the respective CGUs
4Periods longer than five years are considered appropriate based on the nature of the operations since a formally approved life-of-mine plan is used to determine cash flows over the life of each mine based on the available reserves
5  In respect of Keliber, if the life-of-mine is not extended meaningfully, it is estimated that the concentrator and refinery will continue with external purchases of spodumene concentrate. A minimum of 6 years post life-of-mine were assumed for external purchase of spodumene concentrate
6  The recoverable amount (fair value less cost of disposal) was estimated using discounted cash flows. The fair value measurement was categorised as a Level 3 fair value based on the inputs in the valuation technique used
31 December 2024
The carrying value of the US PGM operations was impaired by R1,292 million at 31 December 2024, in addition to the R7,499 million recognised at 30 June 2024. The impairment is due to the resulting recoverable amount determined from the updated life-of-mine plan which incorporates the restructure of the US PGM operations announced after 30 June 2024, and includes suspending the operations at the
Stillwater West Mine for a period of time and reducing mining at East Boulder Mine. Many of the actions relating to the restructure were implemented towards the end of the financial year. There was also a further decrease in the expected long-term palladium and platinum prices which resulted in a decrease in the expected future net cash flows from the Stillwater CGU, and contributed to the reduced value in use at 31 December 2024. The impairment recognised at 30 June 2024 was due to the decrease in medium to long-term forecast palladium and platinum prices which also resulted in a decrease in the expected future net cash flows from the Stillwater CGU.
Specific asset impairment for the year ended 31 December 2024 related to the Sandouville nickel refinery which was impaired by
R221 million resulting from the settlement agreement concluded during the six months ended 31 December 2024, in terms of which the last nickel matte was delivered early January 2025 and the remaining inventory was scheduled to be processed by the end of March 2025. The outcome of the pre-feasibility study to assess the potential conversion of the Sandouville plant to produce pCAM is expected by the end of
2025. A further R34 million specific asset impairment was recognised at Stillwater related to assets classified as held for sale and written down to fair value. Specific asset impairments recognised for the six months ended 30 June 2024 related to shaft 4B at Marikana which was impaired by R112 million due to closure and the Klipfontein open cast assets by R11 million due to the mining area not being economically viable.
The impairment of mining assets for the year ended 31 December 2024 related to the following classes of assets:

Figures in million – SA rand	US PGM operations	Other	Total
Mine development, infrastructure and other	(8,825)	(288)	(9,113)
Right-of-use assets	—	(60)	(60)
Total impairment	(8,825)	(348)	(9,173)
The assumptions applied in the 30 June 2024 and 31 December 2024 value in use impairment calculation as well as the recoverable amount for each of the CGU impacted by the impairments are set out below:

		US PGM operations
		30 June 2024	31 Dec 2024
Weighted average PGM (2E) basket price[1]	US$/2Eoz	1,206	1,120
Inflation rate[2]	%	2.5	2.1
Nominal discount rate[3]	%	11.5	13.0
Life-of-mine[4]	years	45.5	35
Recoverable amount	R' million	15,224	13,682
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
AFR – 93
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
31 December 2023
The impairment of mining assets and goodwill for the year ended 31 December 2023 related to the following classes of assets:

Figures in million – SA rand	US PGM operations[1]	Sandouville nickel refinery[2]	Century retreatment operation[3]	Burnstone[4]	Kloof[5]	Other[1]	Total
Mine development, infrastructure and other	(10,222)	(1,430)	(2,434)	(1,115)	(1,616)	(27)	(16,844)
Land, mineral rights and rehabilitation	(20,326)	(67)	(843)	—	—	—	(21,236)
Exploration and evaluation assets	—	—	(412)	—	—	—	(412)
Intangible assets	—	(86)	—	—	—	—	(86)
Goodwill	(8,352)	(23)	—	—	—	(60)	(8,435)
Total impairment	(38,900)	(1,606)	(3,689)	(1,115)	(1,616)	(87)	(47,013)
1Various operational constraints, as previously reported, in the ramp-up of the Blitz project, coupled with higher than inflation increases in operating costs and a decrease in medium to long-term forecast palladium prices, resulted in a decrease in the expected future net cash flows from the US PGM operation. The higher weighted average cost of capital, driven by a higher beta, in combination with the aforementioned factors, contributed to the reduced value in use at 31 December 2023, which led to an impairment of property, plant and equipment and goodwill amounting to R38,900 million. In addition, goodwill allocated to the US PGM operation amounting to
R60 million pertaining to the acquisition of SFA (Oxford) was impaired
2An onerous supply contract (see note 29.2), higher fixed and variable costs, significantly reduced expected sustainable production volumes and higher than initially expected sustaining capital expenditure, resulted in the decrease in expected future net cash flows from the Sandouville nickel refinery. This, together with lower nickel prices, reduced the value in use at 31 December 2023 and led to an impairment of property, plant and equipment, intangible assets and goodwill amounting to
R1,606 million
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
The assumptions applied in the 31 December 2023 value in use impairment calculation as well as the recoverable amount for each of the
CGU impacted by the impairments are set out below:

		US PGM operations	Sandouville nickel refinery	Century zinc retreatment operation	Burnstone
Weighted average PGM (2E) basket price[1]	US$/2Eoz	1,281
Weighted average nickel price[1]	US$/lbs		8.9
Weighted average cobalt price[1]	US$/lbs		15.8
Weighted average zinc price[1]	A$/t			3,873
Weighted average gold price[1]	R/kg				1,012,625
Inflation rate[2]	%	2.5	1.6	2.9	6.0
Nominal discount rate[3]	%	12.0	7.4	9.3	18.9
Life-of-mine[4] (life-of-refinery)	years	46	23	4	25
Recoverable amount	R' million	22,246	—	—	3,799
1The weighted average commodity prices and exchange rate were derived by considering various bank and commodity broker consensus forecasts
2The inflation rate is based on the expected forecast inflation rate for the geographic region which most affects the CGU's cash flows
3The nominal discount rate is calculated as the weighted average cost of capital of the respective CGUs
4Periods longer than five years are considered appropriate based on the nature of the operations since a formally approved life-of-mine plan is used to determine cash flows over the life of each mine based on the available reserves
Impairment of investment in equity-accounted investee
A 5.3% decrease in the expected life-of-mine average recovered grade due to plant recoveries being affected by a change in the mineralogy of the ore, combined with above inflationary increases in working costs, resulted in a decrease in the expected future net cash flows from Mimosa. The lower value in use at 31 December 2023 led to an after tax equity accounted impairment of property, plant and equipment amounting to R1,384 million (see note 12.3) and the further impairment of the investment in the equity-accounted investee of
R423 million (included in SA PGM in the segment report — see note 2). The weighted average PGM (4E) basket price, nominal discount rate and life-of-mine used in the 31 December 2023 Mimosa impairment assessment was R26,632/4Eoz, 31.2% and 11 years, respectively. The recoverable amount at 31 December 2023 was determined as R2,757 million.
AFR – 94
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
11.  Royalties, mining and income tax, and deferred tax

Significant accounting judgements and estimates
The Group, directly and indirectly, is subject to income tax in South Africa, Zimbabwe, the United Kingdom (UK), France, Finland, Australia,
India, Mexico, South Korea and the US. Significant judgement is required in determining the liability for income tax due to the complexity of legislation. During the ordinary course of business, transactions and calculations may occur for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on the best estimates of whether additional taxes will be due. The Group reassesses its judgements and estimates if facts and circumstances change. To the extent required, these transactions are disclosed in accordance with management's probability assessment. Where the facts and circumstances change or when the final tax outcome of these matters are different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
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
Additionally, future changes in tax laws in South Africa, Zimbabwe, the UK, France, Finland, Australia, India, Mexico, South Korea and the
US could limit the ability of the Group to obtain tax deductions in future periods.
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
For the year ended  31 December 2025
11.1 Royalties
Revenue from mineral resources in South Africa are subject to the Mineral and Petroleum Resource Royalty Act 2008 (Royalty Act).
The Royalty Act imposes a minimum 0.5% royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Royalty Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Royalty Act) minerals payable to the State. The royalty percentage in respect of refined and unrefined minerals (which includes gold refined to 99.5% and above, and PGMs refined to 99.9%) is calculated by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times, in respect of refined, and 9 times, in respect of unrefined, gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange gains or losses not relating to the sale of the mineral) before assessed losses but after capital expenditure. A maximum royalty of 5% of mining revenue has been introduced on refined minerals and 7% on unrefined minerals. The Group is also exposed to a royalty tax in Queensland, Australia on sales of Zinc from the Century mine depending on average metal prices. The Group is not exposed to royalty taxes in the US, France and Finland, however the Finnish government has introduced a mineral royalty tax which became effective in 2024. Since the Group does not yet produce minerals from the Keliber operations, no royalties were paid for the years ended 31 December 2024 and 31 December 2025.

Figures in million – SA rand	2025	2024	2023
Current charge	(1,219)	(543)	(1,050)
SA gold royalties	(202)	(115)	(115)
SA PGM royalties	(785)	(212)	(804)
Australian royalties	(232)	(216)	(131)
Prior year royalty tax adjustment	74	—	—
Total royalties	(1,145)	(543)	(1,050)
11.2 Mining and income tax
South African statutory tax rates
Gold mining, mining and non-mining tax
Gold mining tax is determined according to a formula which takes into account the profit and revenue attributable to gold mining operations. Mining taxable income (SA PGM and SA gold) is determined after the deduction of all mining capital expenditure, with the provision that this cannot result in an assessed loss. Capital expenditure amounts not deducted in a particular year are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is disregarded for the purpose of calculating mining tax. In the gold mining tax formula, the percentage rate of tax payable and the ratio of gold mining profit, after the deduction of redeemable capital expenditure, to gold mining revenue is expressed as a percentage.
Non-mining income consists primarily of interest income, third party gold processing and rental income and was taxed at the South African company tax rate of 27%.
Company tax rate
Companies, other than gold mining companies, are subject to the maximum South African company tax rate of 27%.
US statutory tax rates
The US PGM operations are subject to tax at the statutory tax rate in the states of Montana (6.75%), Pennsylvania (8.49%) and Florida (5.5%)
as well as the federal statutory rate (21%). Effective 1 January 2025, all apportionable income in Montana is apportioned using a single sales factor formula, while it previously used a three-factor apportionment formula. The estimated impact of this change was incorporated in the
Group's mining and income tax provision to the extent appropriate, which includes any related deferred tax impacts. The Recycling operations are subject to tax at the statutory tax rate in the state of Pennsylvania (7.99%), in the state of North Carolina (2.25%) as well as the federal statutory tax rate (21%).
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
Pillar Two legislation is enacted or substantively enacted in certain jurisdictions where the Group operates, namely, South Africa, Australia,
Barbados, Canada, France, Finland, Gibraltar, Guernsey, Mauritius, South Korea, the United Kingdom and Zimbabwe and was effective in these jurisdictions for the Group’s financial year beginning 1 January 2025 for purposes of the Income Inclusion Rule (IIR), Undertaxed Profits
Rule (UTPR) and/or Qualified Domestic Minimum Top-up Tax (QDMTT). The Group performed an assessment of the potential exposure arising from Pillar Two legislation for jurisdictions where Pillar Two requirements are effective for the year ended 31 December 2025. Based on the assessment performed by the Group and application of the available transitional safe harbours, there is no impact on mining and income tax for jurisdictions where Pillar Two legislation is effective.
AFR – 96
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
In the remaining jurisdictions where the Group operates, Pillar Two legislation is not yet effective for the year ended 31 December 2025.  The
Group performed an assessment of the potential exposure to Pillar Two income taxes based on the financial information for 2025 and based on the assessment performed, the Pillar Two effective tax rates in all jurisdictions in which the Group operates are above 15%, being the minimum proposed tax rate, or the jurisdiction will meet one of the transitional safe harbours and management is not currently aware of any circumstances under which this might change. Therefore, the Group does not expect a potential significant exposure to Pillar Two top-
up taxes for the year ended 31 December 2025.
Mining and income tax
The components of mining and income tax are as follows:

Figures in million – SA rand	Note	2025	2024	2023
Current tax		(2,418)	(1,418)	(3,178)
Mining tax		(2,075)	(752)	(2,960)
Non-mining tax		(157)	(427)	(370)
Company and withholding tax		(186)	(239)	152
Deferred tax	11.3	(1,910)	(78)	5,594
Deferred tax charge		(1,796)	(333)	6,277
Prior year adjustment		(11)	(109)	43
Deferred tax rate adjustment[1]		(103)	364	(726)
Total mining and income tax		(4,328)	(1,496)	2,416
1The deferred tax rate adjustment in South Africa and the US was:

Figures in million – SA rand	2025	2024	2023
South Africa	(102)	570	(731)
United States	(1)	(206)	5
Deferred tax rate adjustment	(103)	364	(726)
The change in the estimated long-term deferred tax rate at which the temporary differences are expected to reverse as a result of applying the mining tax formula at the
SA gold operations amounted to a deferred tax charge of R102 million for the year ended 31 December 2025 (2024: benefit of R570 million, 2023: charge of R731 million, which included a partial offset resulting from the change in the South African corporate tax rate from 28% to 27% from 1 January 2023)
AFR – 97
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Reconciliation of the Group’s mining and income tax to the South African statutory company tax rate of 27%.

Figures in million – SA rand	2025	2024	2023
Tax on loss/(profit) before tax at maximum South African statutory company tax rate (27%)	111	1,138	10,758
South African gold mining tax formula rate adjustment	(169)	41	236
US state tax adjustment	24	365	1,121
US statutory tax rate adjustment	(27)	(40)	(2,176)
Non-taxable Section 45X credit	1,670	—	—
Non-deductible amortisation and depreciation	—	—	(2)
Non-taxable dividend received	6	—	1
Non-deductible finance expense	(101)	(320)	(180)
Non-deductible share-based payments	(11)	(7)	(7)
Non taxable gain/(non-deductible loss) on fair value of financial instruments	40	1,196	(101)
Non-taxable gain on acquisition	—	—	243
(Non-deductible loss)/non-taxable gain on foreign exchange differences	(13)	(10)	463
Non-taxable share of results of equity-accounted investees	94	59	(317)
(Non-deductible impairments)/non-taxable reversal of impairments	(13)	—	(2,392)
Non-deductible transaction and project costs	(1,048)	(62)	(158)
Tax adjustment in respect of prior periods	(46)	(81)	10
Net other non-taxable income and non-deductible expenditure	592	(210)	(272)
Change in estimated deferred tax rate	(103)	364	(726)
Unrecognised or derecognised deferred tax assets[1]	(5,334)	(3,929)	(4,085)
Mining and income tax	(4,328)	(1,496)	2,416
Effective tax rate	(1053%)	(36%)	6%
1The amount for the year ended 31 December 2025 relates mainly to unrecognised deferred tax assets at the Stillwater of R1,709 million, Keliber of R2,189 million,
Sandouville of R447 million, Burnstone of R304 million and Cooke of R319 million. The amount for the year ended 31 December 2024 related mainly to unrecognised deferred tax assets at the US PGM operations of R3,503 million and Cooke of R344 million. The amount for the year ended 31 December 2023 related mainly to unrecognised deferred tax assets at Sandouville nickel refinery of R1,358 million, Century of R1,319 million, Burnstone of R436 million, Cooke of R278 million and SGL of
R384 million
11.3 Deferred tax

Figures in million – SA rand	Notes	2025	2024	2023
Included in the statement of financial position as follows:
Deferred tax assets		(2,093)	(2,451)	(1,942)
Deferred tax liabilities		6,470	4,757	4,176
Net deferred tax liabilities		4,377	2,306	2,234
Reconciliation of the deferred tax balance:
Balance at beginning of the year		2,306	2,234	6,918
Deferred tax on acquisition of subsidiaries	16.1	197	—	348
Loss on remeasurement of previous interest in joint operation		—	—	21
Derecognition with deemed disposal of interest in joint operation		—	—	(142)
Deferred tax recognised in profit or loss	11.2	1,910	78	(5,594)
Deferred tax recognised in other comprehensive income		(51)	7	58
Foreign currency translation		15	(13)	625
Balance at end of the year		4,377	2,306	2,234
The detailed components of the net deferred tax liabilities which result from the differences between the amounts of assets and liabilities recognised for financial reporting and tax purposes are:
AFR – 98
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025

Figures in million – SA rand	2025	2024	2023
Deferred tax liabilities
Mining assets	14,409	12,821	9,387
Environmental rehabilitation obligation funds	667	888	973
US$ Convertible bond	—	—	349
Other	939	692	939
Gross deferred tax liabilities[1]	16,015	14,401	11,648
Deferred tax assets
Environmental rehabilitation obligation	(1,509)	(1,724)	(1,583)
Occupational healthcare obligation	(105)	(86)	(91)
Other payables and provisions[2]	(2,917)	(2,432)	(2,047)
Derivative financial instrument	—	—	(349)
Financial instruments	—	(307)	(416)
Tax losses and unredeemed capital expenditure	(6,769)	(7,473)	(4,857)
Share-based payment obligation	(338)	(73)	(71)
Gross deferred tax assets[3]	(11,638)	(12,095)	(9,414)
Net deferred tax liabilities	4,377	2,306	2,234
1The aggregate amount of temporary differences associated with investments in subsidiaries, for which no deferred tax liabilities have been recognised under the IAS 12.39 exemption at 31 December 2025, amounts to zero (2024: R956 million and 2023: R811 million)
2This includes other payables such as lease liabilities as well as employee-related liabilities. No deferred tax asset was recognised for the onerous contract provision due to the low probability of future taxable profits for the Sandouville nickel refinery
3The amount of deductible temporary differences, unused tax losses as well as unredeemed capital expenditure for which no deferred tax asset is recognised, amounted to R99,496 million (2024: R87,331 million and 2023: R68,868 million ). The amount of capital losses for which no deferred tax asset was recognised amounted to R7,425 million
(2024: R5,686 million, 2023: R6,157 million). Tax losses are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than one year for the South African operations. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. Tax losses are also available to be utilised against income generated by the relevant tax entity in France and Australia and do not expire. In Canada, tax losses expire after 20 years
11.4 Net tax, carbon tax and royalties payable/(receivable)

Figures in million – SA rand	Note	2025	2024	2023
Included in the statement of financial position as follows:
Tax, carbon tax and royalties receivable		(438)	(863)	(973)
Tax, carbon tax and royalties payable		616	342	743
Non-current portion of tax, carbon tax and royalties payable		14	13	64
Current portion of tax, carbon tax and royalties payable		602	329	679
Net tax, carbon tax and royalties receivable		178	(521)	(230)

Reconciliation of the net tax, carbon tax and royalties receivable balance:
Balance at beginning of the year		(521)	(230)	(619)
Royalties, carbon tax and current tax		3,563	1,963	4,230
Royalties, carbon tax and tax paid		(2,864)	(2,236)	(4,131)
Royalties and carbon tax paid		(1,320)	(784)	(922)
Royalties and carbon tax refunded		431	—	—
Tax paid		(2,464)	(1,452)	(3,209)
Tax refunded		489	—	—
Tax payable on acquisition of subsidiaries	16.1	38	—	285
Other		(61)	—	10
Foreign currency translation		23	(18)	(5)
Balance at end of the year		178	(521)	(230)
AFR – 99
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
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

	2025	2024	2023
Weighted average number of shares
Ordinary shares in issue (’000)	2,830,567	2,830,567	2,830,567
Adjustment for weighting of ordinary shares in issue (’000)	—	—	(39)
Weighted average number of shares (’000)	2,830,567	2,830,567	2,830,528
Loss attributable to owners of Sibanye-Stillwater (SA rand million)	(5,171)	(7,297)	(37,772)
Basic EPS (cents)	(183)	(258)	(1,334)
12.2 Diluted earnings per share
Diluted EPS is calculated by dividing the profit attributable to owners of Sibanye-Stillwater by the diluted number of ordinary shares in issue during the year.
Dilutive shares are the number of potentially dilutive ordinary shares that could be issued. The vesting of equity-settled share options issued by DRDGOLD and the assumed conversion of the US$ Convertible Bond could potentially dilute basic earnings per share in future through the dilution of earnings attributable to the Group and the increase in ordinary shares in issue, respectively. However, these instruments were anti-dilutive for all years presented.

	2025	2024	2023
Diluted weighted average number of shares
Weighted average number of shares (’000)	2,830,567	2,830,567	2,830,528
Potential ordinary shares (’000)1	—	—	39
Diluted weighted average number of shares (’000)	2,830,567	2,830,567	2,830,567
Diluted basic EPS (cents)	(183)	(258)	(1,334)
1This related to a historical equity-settled share-based payment scheme of which the last awards vested in Q1 2023
AFR – 100
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
12.3 Headline earnings per share
Headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year.
Reconciliation of profit attributable to owners of Sibanye-Stillwater to headline earnings:

Figures in million – SA rand unless otherwise stated	Notes	Gross	Net of tax and NCI
2025
Loss attributable to owners of Sibanye-Stillwater			(5,171)
Loss on disposal of property, plant and equipment		14	12
Impairments and reversal of impairments	10	14,007	11,730
Impairment recognised by equity-accounted investee, net of tax		461	461
Compensation for losses incurred		(142)	(122)
Gain on assets held for sale		(16)	(15)
Foreign exchange movement recycled through profit or loss		17	17
Headline earnings			6,912
Weighted average number of shares (’000)			2,830,567
Headline EPS (cents)			244
2024
Loss attributable to owners of Sibanye-Stillwater			(7,297)
Gain on disposal of property, plant and equipment		(55)	(38)
Impairments and reversal of impairments	10	9,173	9,098
Impairment recognised by equity-accounted investee, net of tax		19	19
Compensation for losses incurred		(26)	(20)
Foreign exchange movement recycled through profit or loss		55	55
Re-measurement items, attributable to NCI			—
Headline earnings			1,817
Weighted average number of shares (’000)			2,830,567
Headline EPS (cents)			64
2023
Loss attributable to owners of Sibanye-Stillwater			(37,772)
Gain on disposal of property, plant and equipment		(105)	(79)
Impairments and reversal of impairments	10	47,454	41,106
Gain on acquisition		(898)	(898)
Gain on remeasurement of previous interest in Kroondal		(298)	(298)
Impairment recognised by equity-accounted investee, net of tax	10	1,384	1,384
Foreign exchange movement recycled through profit or loss		(1,663)	(1,663)
Re-measurement items, attributable to NCI			4
Headline earnings			1,784
Weighted average number of shares (’000)			2,830,528
Headline EPS (cents)			63
AFR – 101
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
12.4 Diluted headline earnings per share
Diluted headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the diluted weighted average number of ordinary shares in issue during the year. The assumed conversion of the US$ Convertible Bond was dilutive in respect of headline earnings per share for the year ended 31 December 2025, however the convertible bonds were anti-dilutive for all other years presented.

Figures in million – SA rand unless otherwise stated	2025	2024	2023
Headline earnings	6,912	1,817	1,784
Adjusted for impact of the US$ Convertible bond:	613	—	—
Interest charge and unwinding of amortised cost	698	—	—
Tax effect	(85)	—	—
Diluted headline earnings	7,525	1,817	1,784

Adjusted weighted average number of shares ('000)	2,830,567	2,830,567	2,830,567
Potential ordinary shares - US$ Convertible bond ('000)	374,056	—	—
Diluted ordinary shares - US$ Convertible bond ('000)	3,204,623	2,830,567	2,830,567
Diluted headline EPS (cents)	235	64	63
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
Cash flows from dividends paid are classified under operating activities in the statement of cash flows.

The table below illustrates the dividends declared and paid:

Figures in million – SA rand unless stated otherwise	2025	2024	2023
Dividend declared and paid (interim)	—	—	1,501
Dividend declared after 31 December (final)	3,708	—	—
Total dividends declared for the year	3,708	—	1,501
Dividend per share (interim) — cents	—	—	53
Dividend per share (final) — cents	131	—	—
Dividends paid during the financial year	—	—	4,953
Dividends paid to NCI of subsidiaries during the financial year	302	173	365
Total dividends paid for the year[1]	302	173	5,318
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
Consistent with Sibanye-Stillwater’s dividend policy and Capital Allocation Framework, the Board of Directors resolved to declare a final dividend of 131 SA cents per share for the year ended 2025. Other than an interim dividend in 2023, no dividend was declared for the years ended 2024 and 2023. The dividend amounts to a payout of 35% of normalised earnings for the year ended 31 December 2025.
AFR – 102
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Reconciliation of profit attributable to the owners of Sibanye-Stillwater to normalised earnings

Figures in million – SA rand	2025	2024	2023
Loss attributable to the owners of Sibanye-Stillwater	(5,171)	(7,297)	(37,772)
Adjusted for:
Loss/(gain) on financial instruments	3,794	(5,433)	(235)
(Gain)/loss on foreign exchange differences	(155)	215	(1,973)
Loss/(gain) on disposal of property, plant and equipment	14	(55)	(105)
Impairments and reversal of impairments	14,007	9,173	47,454
Gain on acquisition	—	—	(898)
Restructuring costs	247	550	515
Transaction costs	4,543	851	474
Occupational healthcare loss/(gain)	49	(76)	(365)
Gain on remeasurement of previous interest in Kroondal	—	—	(298)
Gain on increase in equity-accounted investment	(5)	(2)	(5)
Change in estimated deferred tax rate	103	(364)	726
Share of results of equity-accounted investees after tax	(337)	(212)	1,174
Provision for community costs post closure	—	24	—
Section 45X credits recognised for 2023 and 2024	(4,403)	—	—
Cyber security costs	—	67	—
Compensation for losses incurred	(142)	(26)	—
Corporate leadership costs	50	—	—
Gain on assets held for sale	(16)	—	—
Tax effect of the items adjusted above	(875)	332	(6,664)
NCI effect of the items listed above	(1,140)	793	(276)
Normalised earnings[1]	10,563	(1,460)	1,752
1Non-IFRS measures such as normalised earnings is the responsibility of the Group’s Board of Directors and presented for illustration purposes only, and because of its nature, normalised earnings should not be considered as a representation of financial performance under IFRS Accounting Standards
AFR – 103
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
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
The recoverable amounts of CGUs and individual assets are determined based on the higher of value in use calculations and fair value less cost to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold, PGM, nickel, zinc and cobalt price assumptions may change which may then impact the Group estimated life-of-mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.
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
For the year ended  31 December 2025

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
For the year ended  31 December 2025

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

AFR – 106
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025

Figures in million – SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2025
Cost
Balance at beginning of the year		195,461	161,652	30,827	2,982
Additions		19,923	19,774	27	122
Borrowings costs capitalised		393	393	—	—
Change in estimates of rehabilitation assets		1,221	8	1,213	—
Disposals		(1,492)	(1,413)	(79)	—
Derecognition of property, plant and equipment[1]		(2,381)	(2,378)	(1)	(2)
Transfers between classes of property, plant and equipment		—	(37)	37	—
Transfer from assets held for sale		28	28	—	—
Assets acquired on acquisition of subsidiaries	16	653	637	16	—
Foreign currency translation		(9,477)	(6,389)	(3,030)	(58)
Balance at end of the year		204,329	172,275	29,010	3,044
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		128,555	97,438	29,029	2,088
Amortisation and depreciation	4	9,096	8,955	141	—
Impairment and reversal of impairment	10	13,901	12,551	1,350	—
Disposals		(1,319)	(1,299)	(20)	—
Derecognition of property, plant and equipment[1]		(2,377)	(2,376)	(1)	—
Depreciation capitalised to inventory		48	48	—	—
Foreign currency translation		(7,895)	(4,835)	(3,020)	(40)
Balance at end of the year		140,009	110,482	27,479	2,048
Carrying value at end of the year		64,320	61,793	1,531	996
1Included in the derecognition during the year, is short-term ore reserve development, which was capitalised up to 31 December 2022 and fully depreciated by 2024, and was derecognised, as well as other items of property, plant and equipment derecognised as no future economic benefits are expected from these assets' use
AFR – 107
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025

Figures in million – SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2024
Cost
Balance at beginning of the year		177,016	144,102	30,145	2,769
Borrowings costs capitalised		64	64	—	—
Additions		22,471	22,378	72	21
Change in estimates of rehabilitation assets		220	35	185	—
Disposals		(573)	(570)	(3)	—
Derecognition of property, plant and equipment[1]		(4,355)	(4,345)	(10)	—
Transfers between classes of property, plant and equipment		—	(347)	114	233
Transfers to/from right-of-use assets	15	241	123	118	—
Transfer to assets held for sale		(169)	(169)	—	—
Assets acquired on acquisition of subsidiaries		542	489	53	—
Foreign currency translation		4	(108)	153	(41)
Balance at end of the year		195,461	161,652	30,827	2,982
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		115,678	84,832	28,728	2,118
Amortisation and depreciation	4	8,575	8,432	143	—
Impairment	10	9,113	9,113	—	—
Disposals		(500)	(497)	(3)	—
Derecognition of property, plant and equipment[1]		(4,355)	(4,345)	(10)	—
Transfer to asset held for sale		(130)	(130)	—	—
Depreciation capitalised to inventory		(60)	(60)	—	—
Foreign currency translation		234	93	171	(30)
Balance at end of the year		128,555	97,438	29,029	2,088
Carrying value at end of the year		66,906	64,214	1,798	894
1Included in the derecognition during the year, is short-term ore reserve development, which was capitalised up to 31 December 2021 and fully depreciated by 2024, and was derecognised, as well as other items of property, plant and equipment as no future economic benefits are expected from its use
AFR – 108
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025

Figures in million – SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2023
Cost
Balance at beginning of the year		148,893	119,545	27,563	1,785
Additions		22,092	21,849	190	53
Change in estimates of rehabilitation assets		(415)	27	(441)	(1)
Disposals		(688)	(676)	(12)	—
Derecognition of property, plant and equipment[1]		(3,156)	(2,552)	(511)	(93)
Transfers between classes of property, plant and equipment		—	(703)	56	647
Transfers to right-of-use assets	15	(15)	(15)	—	—
Gain on remeasurement of previous interest in joint operation		320	320	—	—
Derecognition with deemed disposal of interest in joint operation[2]		(3,465)	(3,465)	—	—
Assets acquired on acquisition of subsidiaries		7,259	5,760	1,144	355
Foreign currency translation		6,191	4,012	2,156	23
Balance at end of the year		177,016	144,102	30,145	2,769
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		71,984	63,446	6,753	1,785
Amortisation and depreciation	4	9,798	8,894	904	—
Impairment	10	38,492	16,844	21,236	412
Disposals		(630)	(618)	(12)	—
Derecognition of property, plant and equipment[2]		(3,151)	(2,547)	(511)	(93)
Derecognition with deemed disposal of interest in joint operation[3]		(2,438)	(2,438)	—	—
Depreciation capitalised to inventory		96	96	—	—
Foreign currency translation		1,527	1,155	358	14
Balance at end of the year		115,678	84,832	28,728	2,118
Carrying value at end of the year		61,338	59,270	1,417	651
1Included in the derecognition during the year, is short-term ore reserve development, which was capitalised up to 31 December 2022 and fully depreciated by 2023, and was derecognised, as well as other items of property, plant and equipment as no future economic benefits are expected from its use
2The carrying value of property, plant and equipment derecognised with disposal of interest in a joint operation amounts to R1,027 million
AFR – 109
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
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
See note 28 for additional detail.

Figures in million – SA rand	Notes	2025	2024	2023
Balance at beginning of the year		156	560	279
Additions and modifications		510	10	164
Right-of-use assets acquired on acquisition of subsidiaries	16	—	3	297
Assets derecognised with deemed disposal of interest in joint operation		—	—	(2)
Impairment of right-of-use assets - mining assets	10	(16)	(60)	—
Depreciation		(110)	(109)	(210)
Transfers and other movements		—	(244)	15
Foreign currency translation		(8)	(4)	17
Balance at end of the year		532	156	560
AFR – 110
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
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

AFR – 111
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
16.1 Metallix Refining (Metallix) business combination
Sibanye-Stillwater concluded the acquisition of Metallix on 4 September 2025 (effective date) by acquiring 100% of the Metallix group of entities for a cash consideration of US$129 million. Metallix operates two processing and recycling operations in Greenville, North Carolina and produces recycled precious metals, including gold, silver and platinum group metals, primarily from industrial waste streams. Metallix has a global customer base, which it services from the UK and South Korea, in addition to its customers in the US. Metallix will complement the Group’s US recycling operations in Montana and Reldan in Pennsylvania, adding processing capacity, proprietary technology and knowledge and experience.
Metallix's financial results were consolidated from the effective date. For the four months ended 31 December 2025, Metallix contributed revenue of R1,658 million and a loss of R334 million to the Group's results. Ignoring the depreciation of fair value adjustments relating to property, plant and equipment and intangible assets, as well as the fair value adjustment relating to inventory recognised in cost of sales for the four months ended 31 December 2025, Metallix would have contributed approximately R50 million  profit. Total revenue and total net loss of the Group for the year ended 31 December 2025 would have been R132,810 million and R4,513 million had the acquisition been effective from 1 January 2025, after taking into account amortisation of fair value adjustments to property, plant and equipment, intangible assets and the cost of sales adjustment relating to inventory. In determining these amounts, management assumed that the fair value adjustments that arose on the date of acquisition would be the same if the acquisition occurred on 1 January 2025. The functional currency of Metallix is the US dollar.
The purchase price allocation (PPA) on the effective date was prepared on a provisional basis in accordance with IFRS 3 for, amongst others, inventory, accounts receivable and accounts payable, contingent liabilities, provisions, as well as any resultant deferred tax implications. If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.
Consideration
The fair value of the consideration is as follows:

Figures in million – SA rand	2025
Consideration paid	2,277
Total consideration	2,277
Metallix acquisition related costs
The Group incurred total acquisition related costs of R175 million for the year ended 31 December 2025 on advisory and legal fees. These costs are recognised as transaction costs in profit or loss during the period in which incurred.
Identified assets acquired and liabilities assumed
The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures in million – SA rand	Notes	2025
Property, plant and equipment[2]	14	653
Intangible assets[2]	17	162
Other receivables		107
Inventories[2]		1,161
Trade and other receivables		134
Cash and cash equivalents[3]		383
Other payables		(38)
Deferred tax	11.3	(197)
Tax and royalties payable	11.4	(38)
Trade and other payables		(59)
Fair value of identifiable net assets acquired[1]		2,268
1Carrying value approximates fair value, except as detailed in footnote 2 below
2    Fair value of assets and liabilities for which the carrying value does not approximate fair value, excluding those not within the IFRS 3 measurement scope, were determined as follows:
•The fair value of property, plant and equipment was determined based on a combination of valuation approaches for specific asset classes. The valuation techniques includes using a market approach (sales comparables)and an indirect cost approach based on indexed historical costs (depreciated replacement cost)
•The fair value of intangible assets was determined based on the relief-from-royalty method which considers the discounted estimated royalty payments that are avoided as a result of ownership as well as an income approach (multi-period excess earnings method) which considers the present value of future net cash flows to value the vendor relationships. A cost approach was used for the valuation of Metallix software as it does not generate cash flows independently
•The fair value of inventories was based on an assessment of net realisable value
3    The transaction results in net cash paid of R1,894 million based on cash and cash equivalents acquired of R383 million and cash consideration paid of R2,277 million
AFR – 112
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Goodwill
Goodwill arising from the business combination is as follows:

Figures in million – SA rand	2025
Consideration paid	2,277
Fair value of identifiable net assets acquired	(2,268)
Goodwill	9
The goodwill is attributable to the human capital and the premium paid for the synergies and benefits expected to be derived from the
Group's recycling business across the US.
The table below provides a summary of the net cash paid on the acquisition of Metallix during the year ended 31 December 2025:

Figures in million – SA rand	2025
Metallix acquisition, net of cash acquired	(1,894)
Cash consideration paid	(2,277)
Cash and cash equivalents acquired	383
16.2 Reldan business combination (revised)
Sibanye-Stillwater successfully concluded the acquisition of the Reldan on 15 March 2024 by acquiring 100% of the shares and voting interest. Reldan is a recycling group which reprocesses various waste streams to recycle precious metals and is based in Pennsylvania, US. In addition to Reldan's US operations, it has also established a presence in Mexico and India where it has forged strategic joint ventures with local partners. The acquisition complements the Group's US PGM recycling business in Montana and enhances its exposure to the circular economy. Reldan's financial results were consolidated from the effective date and the functional currency of Reldan is the US dollar.
The PPA for the six months ended 30 June 2024, and year ended 31 December 2024, was prepared on a provisional basis in accordance with IFRS 3. During the 12-month measurement period commencing on the acquisition date, management provisionally revised the initial
PPA previously recognised at 30 June 2024 and at 31 December 2024 due to new information obtained in accordance with IFRS 3. During the six months ended 30 June 2025, a final payment amounting to US$5 million (R96 million) was made to the sellers. This relates to a process completed by March 2025, whereby the sellers determined that an additional amount was due to them in terms of the purchase and sales agreement relating to their tax obligations. Goodwill and other payables was revised for 31 December 2024 as a result of the additional payment.
The following table summarises the differences from amounts reported at 31 December 2024 due to the final revised PPA:

Figures in million – SA rand	2025
	As previous	Final payment	As revised
Fair value of identifiable net assets acquired	2,769	—	2,769

Consideration paid[1]	2,943	96	3,039
Fair value of NCI put liability[2]	109	—	109
Total consideration	3,052	96	3,148

Goodwill[3,4,5]	283	96	379
1  Cash consideration amounted to US$155.9 million (R2,920 million) paid in 2024. Due to new information obtained, cash consideration paid on the Reldan acquisition increased by US$5 million (R96 million) which was paid by 31 March 2025
2  Related to an NCI put option in respect of an intermediate Reldan holding company which holds an interest in the Indian joint venture operations, and may require the
Group to purchase shares from the non-controlling shareholders of Reldan if exercised by the NCI. The put option can be exercised by the NCI between three and five years after the effective date at market price
3  The goodwill is attributable to the human capital and the premium paid for the synergies and benefits expected to be derived from enhancing the Group's recycling business across the US, Mexico and India
4  US tax legislation requires the purchase consideration to be allocated in order to determine future tax deduction. An amount of R1,188 million (US$63 million) is estimated to be deductible for tax purposes in the future
5  The calculation of goodwill, previously amounting to R283 million as revised at 31 December 2024, was finalised at 31 March 2025 based on new information obtained before the 12 months remeasurement period in terms of IFRS 3 was completed. The net adjustments based on the new information obtained resulted in additional goodwill of R96 million recognised in the prior year
AFR – 113
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
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
•Vendor relationships - 5 - 10 years
•Brand: 5 years
•Software: 3 years

Figures in million – SA rand	Notes	2025	Revised 2024	2023
Goodwill
Balance at beginning of the year		878	499	8,241
Goodwill on acquisition of subsidiaries	16.1	9	379	—
Impairment	10	—	—	(8,435)
Foreign currency translation		(44)	—	693
Carrying value at end of the year[1]		843	878	499
Other intangibles
Cost
Balance at beginning of the year		1,496	98	86
Intangible assets acquired on acquisition of subsidiaries	16.1	162	1,397	—
Additions		1	4	—
Foreign currency translation		(174)	(3)	12
Balance at end of the year		1,485	1,496	98

Accumulated amortisation and impairment
Balance at beginning of the year		220	95	5
Impairment	10	—	—	86
Foreign currency translation		(27)	(1)	—
Charge for the year		161	126	4
Balance at end of the year		355	220	95
Carrying value at end of the year[2]		1,130	1,276	3
Total goodwill and other intangibles		1,973	2,154	502
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
For the year ended  31 December 2025
•Sandouville, amounting to R23 million allocated to the Sandouville CGU. During 2023, the entire goodwill amount allocated to the Sandouville CGU was impaired (see note 10)
•Reldan, amounting to R283 million allocated to the Reldan CGU, where it is tested for impairment. During 2025, the PPA was revised which resulted in additional goodwill of R96 million, resulting in a total goodwill R379 million (see note 16.2). Additional goodwill of R9 million was recognised on the acquisition of Metallix (see note
16.1) which is reported with Reldan
2Included in the balance at 31 December 2025, is an intangible asset at the Pennsylvania recycling operation in respect of vendor relationships - manufacturers amounting to R902 million (2024: R1,146 million) with a remaining amortisation period of approximately eight years. Also included is an intangible asset at the North Carolina recycling operation in respect of vendor relationships amounting to R106 million with a remaining amortisation period of approximately eight years
The recoverable amount of goodwill was calculated based on the fair value less cost of disposal of the CGUs to which to goodwill was allocated.
Goodwill amounting to R1,188 million (US$63 million) is estimated to be deductible for tax purposes in respect of the Reldan acquisition (see note 16.2).
The Group’s estimates and assumptions used in the 31 December 2025 impairment testing include:

		Gold operations[1]			PGM operations			Europe (Sandouville nickel refinery)[2]	AUS operations*	Pennsylvania site recycling
		2025	2024	2023	2025	2024	2023	2023	2023	2025	2024
Average gold price[3,5]	R/kg	1,903,056	1,324,530	1,072,364
Average PGM (4E) basket price[4,5]	R/4Eoz				28,890	26,963	29,124
Average PGM (2E) basket price[5]	US$/2E oz				1,134	1,120	1,281
Average nickel price[5]	US$/lbs							8.9
Average cobalt price[5]	US$/lbs							15.8
Average zinc price[5]	A$/t								3,873
Average gold price[5]	US$/oz									3,562	2,329
Average silver price[5]	US$/oz									44	29
Nominal discount rate — South Africa[6,7]	%	11.7% - 13.5%	14.3% - 15.7%	13.7% - 15.8%	13.9% - 16.3%	21.3% - 21.5%	22.5% - 22.7%
Nominal discount rate — US7%					11.6	13.0	12.0			13.1	15.3
Nominal discount rate — Europe[7]	%							7.4
Nominal discount rate — Australia[7]	%								9.3
Inflation rate — South Africa[3,8]	%	3.5	5.0	6.0	3.5	5.0	6.0
Inflation rate — US8%					2.2	2.1	2.5			2.2	2.1
Inflation rate — Europe[8]	%							1.6
Inflation rate — Australia[8]	%								2.9
Life-of-mine[3,9]	years	1 - 11	4 - 10	4 - 11	1 - 66	13 - 45	14 - 47	23	4	N/A	N/A
*No impairment assessment performed at 31 December 2024 and 2025 as carrying values reduced to nil due to change in the rehabilitation provision
1Includes the operating gold mines Driefontein, Kloof and Beatrix
2The Keliber impairment assessment at 31 December 2025 applied an average lithium hydroxide price of US$17,475/t (2024: US$18,640/t, 2023: US$22,933/t), nominal discount rate of 10.1% (2024: 9.9%, 2023: 10.1%), inflation rate of 2% (2024: 2%, 2023: 2%) and a life-of-mine of 20 years (2024: 23 years, 2023:24 years)
3The estimates and assumptions used in the impairment assessment of the Burnstone project include an average gold price of R1,670,512/kg (2024: R1,189,493/kg, 2023:
R1,012,625/kg), inflation rate of 3.5% (2024: 5.0%, 2023: 6.0%) and life-of-mine of 23 years (2024: 25 years, 2023: 25 years)
4No impairment assessment was performed for Mimosa at 31 December 2025. The average PGM basket price used on the Mimosa equity-accounted joint venture at 31
December 2024 was R25,433/4Eoz (2023: R26,632/4Eoz)
5The average prices and the exchange rate were derived by considering various bank and commodity broker consensus forecasts
6Nominal discount rate for the Burnstone project is 15.2% (2024: 17.5%, 2023: 18.9%) and for the equity-accounted joint venture Mimosa at 31 December 2024 was 22.7%
(2023: 31.2%)
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
For the year ended  31 December 2025
The cash flows are based on the annual life-of-mine plans that takes into account the following:
•Proved and probable ore reserves of the CGU and conversion of resources where appropriate
•Revenue based on the consensus forecast commodity prices and operating costs
•Sustaining capital expenditure estimates over the life-of-mine plan
•Developmental capital expenditure, where applicable
Results of impairment assessments for the Group's CGUs and goodwill allocated to CGUs
Other than the impairment recognised in note 10, no further impairment was recognised at 31 December 2025 for the Group's CGUs, or any
CGUs with allocated goodwill.
AFR – 116
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
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
For the year ended  31 December 2025

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
The carrying value of an equity-accounted investment represents the cost of the investment, including goodwill, the proportionate share of the post-acquisition retained earnings and losses, any other movements in reserves, any impairment losses and loans to or from the equity-
accounted investee. The carrying value together with any long-term interests that in substance form part of the net investment in the equity-accounted investee is assessed annually for existence of indicators of impairment and if such exist, the carrying amount is compared to the recoverable amount, being the higher of value in use or fair value less costs to sell. If an impairment in value has occurred, it is recognised in the period in which the impairment arose. Indicators of impairment include a significant or prolonged decline in the investments fair value below its carrying value.

The Group holds the following equity-accounted investments:

Figures in million – SA rand	Notes	2025	2024	2023
Rand Refinery[1]	18.1	1,282	766	660
Mimosa[2]	18.2	3,784	4,920	5,146
Peregrine[2]	18.3	1,191	1,260	1,247
Other equity-accounted investments[3]		303	377	95
Total equity-accounted investments		6,560	7,323	7,148
1Associate
2Joint venture
3Includes the Group's investment in Glint Incorporated (associate) acquired during 2022. The investment has a carrying value of R77 million (2024: R118 million, 2023:
R92 million) at 31 December 2025. The balance also includes the Group's equity-accounted investments in Mexico and India, acquired through the Reldan business combination (see note 16.2) which has a combined carrying value of R223 million (2024: R258 million) at 31 December 2025
18.1 Rand Refinery
Sibanye-Stillwater has a 44.4% interest in Rand Refinery Proprietary Limited (Rand Refinery), a company incorporated in South Africa, which is involved in the refining of bullion and by-products sourced from, inter alia, South African and foreign gold producing mining companies.
Rand Refinery is accounted for using the equity method.
The movement in the equity-accounted investment in Rand Refinery for the year is as follows:

Figures in million – SA rand	2025	2024	2023
Balance at beginning of the year	766	660	578
Share of results of equity-accounted investee after tax[1]	516	327	315
Dividends received	—	(221)	(233)
Balance at end of the year	1,282	766	660
1Since Rand Refinery has a 31 August year end, it is equity-accounted based on its latest management accounts for the period ended 30 November
AFR – 118
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
The Group’s interest in the summarised financial statements of Rand Refinery is as follows:

Figures in million – SA rand	2025	2024	2023
Revenue	2,644	2,129	1,738
Total comprehensive income	1,140	735	708
Non-current assets	923	803	761
Current assets	2,956	2,238	1,890
Non-current liabilities	(103)	(117)	(44)
Current liabilities	(752)	(529)	(688)
Net assets (100%)	3,024	2,395	1,919
Reconciliation of the total investment in Rand Refinery with attributable net assets:
Net assets (44.4%)	1,344	1,065	853
Dividend received[1]	—	(221)	(116)
Fair value adjustment[2]	(36)	(36)	(36)
Reconciling items[3]	(26)	(42)	(41)
Total investment in Rand Refinery	1,282	766	660
1The dividend received relates to the dividend received from Rand Refinery after 30 November. The total dividend received for 2024 amounted to R221 million  (2023:
R233 million)
2The investment in equity-accounted investee was fair valued at 1 July 2002, the date when significant influence was obtained
3Reconciling items relate to adjustments on consolidation of DRDGOLD’s interest in Rand Refinery
18.2 Mimosa
Sibanye-Stillwater has a 50% interest in Mimosa Investments Limited (Mimosa), which owns and operates the Mimosa mine. The mine produces platinum and is situated in Zimbabwe.
The movement in the equity-accounted investment in Mimosa for the year is as follows:

Figures in million – SA rand	Note	2025	2024	2023
Balance at the beginning of the year		4,920	5,146	6,650
Share of results of equity-accounted investee after tax		(148)	(97)	(1,479)
Impairment	10	(64)	—	(423)
Dividends received		(359)	(180)	(208)
Foreign currency translation		(565)	51	606
Balance at end of the year		3,784	4,920	5,146
AFR – 119
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
The Group’s interest in the summarised financial statements of Mimosa is as follows:

Figures in million – SA rand	2025	2024	2023
Revenue	7,225	6,207	6,433
Amortisation and depreciation	(824)	(667)	(951)
Interest income	28	12	64
Finance expense	(116)	(89)	(56)
Income and royalty tax	(400)	(374)	554
Income tax	(90)	(112)	820
Royalty tax	(310)	(262)	(266)
Profit or loss	(296)	(194)	(2,957)
Other comprehensive income	(1,129)	101	1,213
Total comprehensive income	(1,425)	(93)	(1,744)
Non-current assets	4,268	6,062	5,675
Property, plant and equipment[1]	4,268	6,062	5,675
Right-of-use assets	—	—	—
Current assets	6,323	6,406	6,997
Cash and cash equivalents	878	274	770
Other current assets	5,445	6,132	6,227
Non-current liabilities	(1,106)	(1,216)	(1,037)
Non-current financial liabilities[2]	—	—	—
Other non-current liabilities	(1,106)	(1,216)	(1,037)
Current liabilities	(942)	(573)	(403)
Current financial liabilities[2]	(942)	(573)	(403)
Other current liabilities	—	—	—
Net assets (100%)	8,543	10,679	11,232
Reconciliation of the total investment in Mimosa with attributable net assets:
Net assets (50%)	4,272	5,340	5,616
Impairment of investment in Mimosa	(64)	—	(423)
Reconciling items[3]	(424)	(420)	(47)
Total investment in Mimosa	3,784	4,920	5,146
1The Group impaired the property, plant and equipment of Mimosa at 31 December 2025 (see note 10) which amounted to R1,071 million (2023: R3,728 million of which the
Group's 50% share amounted to R535 million (2023: R1,864 million) amounting to R461 million (2023:R1,384 million) net of tax (see note 12.3))
2Non-current and current financial liabilities (excluding trade and other payables and provisions) were zero for all periods presented
3The reconciling items include the difference between the carrying amount and fair value of the Mimosa’s identifiable assets and liabilities on acquisition less accumulated amortisation, and foreign exchange differences on translation of assets and liabilities of the foreign joint venture
Repatriation of funds from Zimbabwe is subject to regulatory approval in Zimbabwe.
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
AFR – 120
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Peregrine was a subsidiary of Stillwater Canada. On 25 October 2018, Aldebaran issued an aggregate of 15,449,555 Aldebaran shares to
Sibanye-Stillwater, representing 19.9% of the current 77,635,957 issued and outstanding Aldebaran shares, and made an upfront cash payment of US$15 million to Sibanye-Stillwater in accordance with the Arrangement Agreement. From this date, Stillwater Canada and
Aldebaran act together to direct the relevant activities of and, therefore, collectively control Peregrine. As a result of the loss of control,
Peregrine was derecognised as a subsidiary and accounted for as an equity-accounted investment. On 14 August 2023, Aldebaran successfully completed the Initial Earn-in and elected to earn-in an additional 20% in Peregrine over a three-year period for an additional exploration expenditure of US$25 million. On 15 April 2025, the additional earn-in process was completed which meant that the farm-in/
farm-out arrangement ceased and the Group commenced equity-accounting its remaining 20% share in Peregrine prospectively from this date.
On 7 November 2024, Aldebaran announced that they have entered into a joint venture agreement with Nuton Holdings Limited (Nuton), which has subsequently been terminated at the end of 2025. Under the terminated agreement, Nuton could have acquired a 20% indirect interest in the Altar Project by making staged payments totalling US$250 million. Final payment in terms of the agreement was expected to be made in 2026 if Nuton agreed to proceed. At 31 December 2025, the Group had a 20% (2024: 40%, 2023: 40%) legal interest in Peregrine.
The equity-accounted investment in Peregrine movement for the year is as follows:

Figures in million – SA rand	Note	2025	2024	2023
Balance at the beginning of the year		1,260	1,247	1,160
Additions		91	—	—
Share of results of equity-accounted investee after tax		(7)	—	—
Impairment of loan to Peregrine	10	—	—	(18)
Foreign currency translation		(153)	13	105
Balance at end of the year		1,191	1,260	1,247
The Group’s interest in the summarised financial statements of Peregrine is as follows:

Figures in million – SA rand	2025	2024	2023
Non-current assets	596	2,859	2,830
Current assets	74	—	—
Non-current liabilities	(679)	(10)	(9)
Current liabilities	(46)	—	—
Net assets (100%)	(55)	2,849	2,821
Reconciliation of the total investment in Peregrine with attributable net assets:
Net assets (20%)[1]	(11)	570	564
Reconciling items[2]	1,202	690	683
Total investment in Peregrine	1,191	1,260	1,247
1For comparative periods, disclosed on the basis that Aldebaran would successfully complete their earn-in obligation in terms of the agreement as described above. The earn-in was successfully completed during 2025
2The reconciling items include the difference between the carrying amount and fair value of the Peregrine’s identifiable assets and liabilities on acquisition less accumulated amortisation, and foreign exchange differences on translation of assets and liabilities of the foreign equity-accounted investment. This also includes the dilution in the interest resulting from the earn-in requirements as well as movements in net assets during the farm-in/farm-out period during which equity-accounting was suspended
18.4 Cash additions to equity-accounted investments
The table below summarises the cash paid during the year for investments in equity-accounted investees:

Figures in million – SA rand	2025	2024	2023
Century	—	—	(373)
Peregrine	(91)	—	—
Glint	—	(35)	(23)
Total cash paid	(91)	(35)	(396)
AFR – 121
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
19.  Other investments

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

The Group holds the following investments:

Figures in million – SA rand	2025	2024	2023
Designated at FVTOCI investments:
Rand Mutual Assurance Company Limited	329	197	166
Furuya Metal Company Limited[1]	444	515	500
Aldebaran[2]	1,080	608	304
Generation Mining Limited[3]	325	64	106
ioneer Limited[4]	—	272	277
Other	12	8	22
Mandatorily measured at FVTPL investments:
Verkor S.A. (Verkor)[5]	933	904	951
EnHyWhere	18	41	107
Other	865	562	452
Amortised cost investments	265	336	294
Total other investments	4,271	3,507	3,179
1The Group holds approximately 4.88% in Furuya Metal Company Limited which is incorporated in Japan and listed on the Tokyo Stock Exchange. Its main business is the manufacture/sale of industrial-use precious metals
2The Group holds 14.34% in Aldebaran which is incorporated in Canada and listed on the Toronto Stock Exchange (TSX). Aldebaran is a mineral exploration company.
Subsequent to the reporting date, the Group's shareholding in Aldebaran reduced to 13.2% due to a capital raising transaction executed by Aldebaran
3The Group holds 12.14% in Generation Mining Limited which is incorporated in Canada and listed on the TSX. Generation Mining Limited is in the process of developing the
Marathon copper-palladium project. Subsequent to the reporting date, the Group's shareholding in Generation Mining Limited reduced to 10.2% due to a capital raising
4During 2025, the Group successfully disposed of its investment in ioneer through a block trade on the Australian Stock Exchange at AUD0.11 per share with total proceeds amounting to R186 million
5On 22 March 2022, the Group, through its wholly-owned subsidiary, Sibanye Battery Metals Proprietary Limited, invested in Verkor by subscribing for a €25 million
(R409 million) convertible bond. Verkor is a French Gigafactory project aiming to enter the European battery materials market as a manufacturer of low-carbon footprint batteries for application in electric vehicles and large-scale stationary storage markets. The convertible bond was converted into preference shares during September
2023. The convertible bond was recognised as an investment measured at fair value, with net gains and losses recognised in profit or loss. Subsequent to conversion, the preference shares continue to be measured at fair value through profit or loss. During September 2023, the Group also subscribed for a further €15 million (R303 million)
preference share investment, which is measured at fair value through profit or loss. The fair value of the total investment in Verkor amounted to R933 million at 31
December 2025 (2024: R904 million, 2023: R951 million), with R29 million (2024: R46 million loss, 2023: R93 million gain) recognised as a fair value gain for the year ended 31
December 2025
Fair value of other investments
Other investments consists primarily of listed investments and other short-term investment products, which are measured at fair value or have carrying amounts that approximates fair value. The fair values of non-listed investments included in other investments are determined through valuation techniques that include inputs that are not based on observable market data. Fair value measurements of listed investments are categorised as level 1 under the fair value hierarchy and non-listed investments as level 3 (see note 35.1).
Other market price risk
The primary goal of the Group's investments in equity securities is to hold the investments for long-term strategic purposes in line with the
Group's investment strategy. These investments are continuously assessed by management, assisted by the Group's business development processes, to determine the appropriate outcome in respect of these investments based on changes in share prices and other available
AFR – 122
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
information (see note 35.2 for further market risk information). A one percentage point change in the various stock exchange prices would have impacted other comprehensive income by R22 million.
AFR – 123
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
20.  Environmental rehabilitation obligation funds
In order to offset the environmental effects of the Group's mining activities, the Group sets aside funds for rehabilitation of the environmental impacts of its operations, in order to fund rehabilitation according to the expected closure and rehabilitation plans.

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

Figures in million – SA rand	Notes	2025	2024	2023
Balance at beginning of the year		6,691	5,927	5,306
Assets acquired on acquisition of subsidiary		—	—	616
Assets derecognised with deemed disposal of interest in joint operation		—	—	(260)
Contributions made		158	273	185
Payments received		(19)	(24)	(322)
Interest income	5.1	417	404	339
Transfer to other financial assets		—	—	(22)
Fair value gain[1]		63	112	80
Foreign currency translation		(3)	(1)	5
Balance at end of the year		7,307	6,691	5,927

Environmental rehabilitation obligation funds are measured as follows:
FVTPL		3,915	3,750	3,212
Amortised cost		3,392	2,941	2,715

Environmental rehabilitation obligation funds comprise of the following:
Restricted funds[2]		2,457	2,134	1,850
Other funds		4,850	4,557	4,077
1The environmental rehabilitation trust fund includes a fixed income portfolio of bonds that are fair valued at each reporting date
2The funds are set aside to serve as collateral against the guarantees made to the Department of Minerals, Resources and Energy for environmental rehabilitation obligations
Fair value of environmental rehabilitation obligation funds
Environmental rehabilitation obligation funds comprise fixed income portfolio of bonds, rehabilitation policies, investment in a cell captive as well as fixed and notice deposits. A portion of the environmental rehabilitation obligation funds are measured at FVTPL as stated above, while the carrying values of those measured at amortised cost, approximate fair value based on the nature and terms of the investments
(see note 35.1).
Credit risk
The Group is exposed to credit risk on the total carrying value of the investments held in the environmental rehabilitation obligation funds.
The Group has reduced its exposure to credit risk by investing in funds with a limited number of major financial institutions.
AFR – 124
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
21.  Other receivables and other payables

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
Subsequent to initial recognition, financial instruments included in other receivables and other payables are measured at amortised cost, except where fair value through profit or loss measurement is appropriate. Contingent consideration, and derivative financial instruments such as the metals borrowings liability and hedges are measured at fair value through profit or loss.
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

21.1 Other receivables

Figures in million – SA rand	Note	2025	2024	2023
Rates and taxes receivable		93	94	74
Pre-paid royalties		282	296	310
Section 45X credit receivable	4	5,858	—	—
Other		511	257	165
Total other receivables		6,744	647	549
Reconciliation of the non-current and current portion of the other receivables:
Other receivables		6,744	647	549
Current portion of other receivables		(4,816)	(156)	(26)
Non-current portion of other receivables		1,928	491	523
21.2 Other payables

Figures in million – SA rand	2025	Revised 2024	2023
Contingent consideration (Kroondal acquisition)	—	—	1,570
Deferred/contingent consideration (Pandora acquisition)	—	—	44
Marikana dividend obligation	810	730	1,626
Keliber dividend obligation	—	388	1,147
Metals borrowings liability	1,667	855	—
NCI put liability	96	109	—
Gold and zinc hedge derivative liability	468	494	173
Other[1]	640	969	862
Total other payables	3,681	3,545	5,422
Reconciliation of the non-current and current portion of the other receivables:
Other payables	3,681	3,545	5,422
Current portion of other payables	(2,279)	(1,730)	(2,015)
Non-current portion of other payables	1,402	1,815	3,407
1The revised 2024 balance includes the additional payment in respect of the Reldan business combination amounting to R96 million (see note 16.2)
AFR – 125
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
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
the contingent consideration was offset with the 50% of the PSA ounces. During 2025, the assets and liabilities of Kroondal were transferred to SRPM (see note 1.1).
The Kroondal contingent consideration movement for the year is as follows:

Figures in million – SA rand	Note	2025	2024	2023
Balance at the beginning of the year		—	1,570	—
Contingent consideration on acquisition of subsidiary		—	—	1,433
Payment made		—	(1,174)	—
(Gain)/loss on revised estimated cash flows	7	—	(396)	137
Balance at end of the year		—	—	1,570
Deferred/contingent consideration (Pandora acquisition)
The Lonmin group acquired the remaining 50% stake in Pandora Joint Venture in 2017. The purchase price included a deferred and contingent consideration element. The deferred payment element represented a minimum consideration of R400 million, which was settled through a cash payment based on 20% of the distributable free cash flows generated from the Pandora E3 operations on an annual basis for a period of 6 years, ended on 30 November 2023. The fair value of the deferred consideration at acquisition of Lonmin by the Group was determined using the present value of the future cash flows at a discount rate of 12.5%. The contingent consideration element was based on the extent to which 20% of the distributable free cash flows exceeded R400 million. This element was valued at R44 million at 31
December 2023. The distributable free cash flow was derived from forecast cash flow models. These models used several key assumptions, including estimates of future sales volumes, PGM prices, operating costs and capital expenditure. The Group settled the remaining
R44 million liability on 1 February 2024.
The Pandora deferred consideration movement for the year is as follows:

Figures in million – SA rand	Note	2025	2024	2023
Balance at the beginning of the year		—	44	128
Interest charge	5.2	—	—	3
Loss on revised estimated cash flows		—	—	39
Payment made		—	(44)	(126)
Balance at end of the year		—	—	44
Marikana dividend obligation
The Marikana dividend obligation relates to amounts payable to external shareholders through an intermediate company holding structure. The obligation is classified as a financial liability measured at amortised cost. At year end, the dividend obligation was measured applying the same assumptions as set out in note 6.4, except for the discount rates of 11.64% (EPL) and 11.71% (WPL), which remains consistent over the life of the obligation (see note 6.4 for additional detail regarding the Marikana B-BBEE transaction).
The following table summarises the changes in the Marikana dividend obligation:

Figures in million – SA rand	Notes	2025	2024	2023
Balance at the beginning of the year		730	1,626	2,129
Interest — unwinding of amortised cost	5.2	85	188	236
Gain on revised estimated cash flows	7	(5)	(1,046)	(548)
Payments made		—	(38)	(191)
Balance at end of the year		810	730	1,626
AFR – 126
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Keliber dividend obligation
During April 2023, Sibanye-Stillwater (through its wholly-owned subsidiary, Keliber Lithium Proprietary Limited) signed a revised shareholders'
agreement with the Finnish Minerals Group, which resulted in a contractual obligation to declare dividends amounting to 40% of the free cash flow of Keliber. A dividend obligation was recognised for the NCI of Keliber on the effective date of the agreement (25 April 2023) at
R792 million, with a corresponding reduction in NCI (see note 26.1 for other NCI changes). The Group's attributable portion of the dividend obligation eliminates on consolidation. The dividend obligation is a financial liability and was initially measured at fair value less any directly attributable costs, and subsequently measured at amortised cost.
At 31 December 2025 the following assumptions were applied in measuring the Keliber dividend obligation:

		2025	2024	2023
Average lithium hydroxide price	US$/t	17,475	18,640	22,933
Real discount rate	%	9.83	9.83	9.83
Inflation rate	%	2.5	2.5	2.5
Life-of-mine	years	20	23	24
The following table summarises the changes in the Keliber dividend obligation:

Figures in million – SA rand	Note	2025	2024	2023
Balance at the beginning of the year		388	1,147	—
Initial recognition of the Keliber dividend obligation		—	—	792
(Gain)/loss on revised estimated cash flows[1]	7	(427)	(811)	287
Interest — unwinding of amortised cost		34	109	52
Foreign currency translation reserve		5	(57)	16
Balance at end of the year		—	388	1,147
1The gain on revised estimated cash flow for the year ended 31 December 2025 is primarily as a result of a decrease in the long term lithium hydroxide price, which resulted in decreased expected future cash flows from Keliber
AFR – 127
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Metals borrowings liability
The metals borrowings liability relates to precious metals that are borrowed and repaid under a consignment arrangement with a financial institution for working capital cash management purposes, by the Pennsylvania recycling site. The precious metals traded are gold, silver, platinum and palladium, and transactions with the lender are recorded at the daily market prices on the day the metals are traded.
Settlement of transactions is usually within two to three business days after the trade date. The liability is measured at fair value according to the market borrowing position, with fair value movements recognised in profit or loss.
The following table summarises the changes in the metals borrowings liability:

Figures in million – SA rand	2025	2024	2023
Balance at the beginning of the year	855	—	—
Initial recognition on acquisition of subsidiary	—	956	—
Cash advances received	7,985	4,337	—
Non-cash advances received	1,222	—	—
Settlements (cash)	(1,129)	—	—
Settlements through delivery of metals (non-cash)	(7,645)	(4,308)	—
Loss/(gain) on commodity price movements	534	(136)	—
Foreign currency translation reserve	(155)	6	—
Balance at end of the year	1,667	855	—
Deferred/contingent payments made
The table below summarises the cash deferred/contingent payments made during the year on the obligations set out above:

Figures in million – SA rand	2025	2024	2023
Deferred payment (Rustenburg operation)	—	—	3,607
Deferred/contingent consideration (Pandora acquisition)	—	44	126
Contingent consideration (Kroondal acquisition)	—	292	—
Total cash payments made	—	336	3,733
Payments in excess of the original fair value (operating cash flows)	—	44	3,733
Payments up to initial fair value (investing cash flows)	—	292	—
Fair value of other receivables and other payables
Due to the approaches applied in calculating the carrying values as described above, the fair values approximate the respective carrying values, except for the Marikana dividend obligation and the Keliber dividend obligation. At 31 December 2025, the fair value (level 3) of the Marikana dividend obligation amounted to R777 million (2024: R559 million, 2023: R1,257 million) and the fair value of the Keliber dividend obligation (level 3) at 31 December 2024 amounted to R532 million (2023: R1,434 million). The fair values were calculated by applying a market-related discount rate to expected future cash flows available for dividends at each year end (see note 35.1).
Market risk
The deferred/contingent consideration relating to Pandora (up to 31 December 2023), Kroondal contingent consideration (up to 31
December 2023) and the Marikana dividend obligation are sensitive to changes in the 4E basket price. A one percentage point increase in the 4E basket price would have impacted profit/loss before tax by R38 million (2024: R34 million, 2023: R70 million). The Keliber dividend obligation (up to 31 December 2024) was sensitive to changes in the lithium hydroxide price. A one percentage point increase in the lithium hydroxide price would have impacted profit/loss before tax by R26 million at 31 December 2024 (2023: R27 million).
Credit risk
The carrying value of the other receivables represents the maximum credit risk exposure of the Group in relation to these receivables. The
Group has reduced its exposure to credit risk by dealing with a limited number of approved counterparties (see note 35.2).
AFR – 128
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
22.  Inventories

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
The Group recognises the cost of ore stockpiles and metal-in-process when it can be reliably measured. Production cost is allocated to these inventories from the stage where the cost becomes reliably measurable. Cost is determined on the following basis:
•Gold reef ore stockpiles and gold-in-process are valued using weighted average cost. Cost includes production, amortisation, depreciation and related administration costs
•PGM and battery metals inventory is valued using weighted average cost by allocating cost, based on the joint cost of production, apportioned according to the relative sales value of each of the PGMs and battery metals produced. The Group recognises the metal produced in each development phase in inventory with an appropriate proportion of cost. Cost includes production, amortisation, depreciation and related administration costs
•By-product metals are identified based on the relative importance and materiality of the relevant metals in relation to the basket of metals mined or produced at each operation. By-product metals are generally valued at the incremental cost of production from the point of split-off from the joint products in the relevant processing stream, considering the nature and objective of the operation
•Consumable stores are valued at weighted average cost after appropriate provision for surplus and slow-moving items
•Scrap metal acquired for processing and resale are valued using the weighted average cost method. Cost includes purchase price and other directly attributable costs incurred to bring the inventory to its present location and condition, including transport, sampling and assay costs

Figures in million – SA rand	2025	2024	2023
Consumable stores[1]	3,076	3,420	3,317
PGM ore and mill inventory	361	134	276
PGM in process	17,748	14,241	13,292
PGM finished goods	7,028	6,160	6,948
Gold in process	730	371	320
Gold bullion	1,549	665	959
Sandouville metals in process	38	244	327
Sandouville raw materials	—	140	168
Sandouville finished goods	26	94	292
Zinc concentrate inventory	205	19	345
Other	719	61	119
Total inventories	31,480	25,549	26,363
1The cost of consumable stores consumed during the year and included in operating cost amounted to R20,772 million (2024: R24,685 million and 2023:R25,778 million)
Inventories were reduced during 2025 by R1,477 million (2024: R4,784 million and 2023: R1,694 million) due to write-down to net realisable value. The write-downs mainly relate to PGM in process and PGM finished goods of R1,171 million (2024: R3,843 million, 2023: R1,179 million)
and R306 million (2024: R844 million, 2023: R423 million), respectively, as a result of the lower commodity price environment. The write-downs are included in cost of sales (see note 4).
AFR – 129
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
23.  Trade and other receivables

Accounting policy
Trade and other receivables, excluding trade receivables for PGM and zinc concentrate sales, prepayments and value added tax, are non-derivative financial assets categorised as financial assets measured at amortised cost.
The above non-derivative financial assets are initially recognised at fair value and subsequently carried at amortised cost less allowance for impairment. Estimates made for impairment are based on a review of all outstanding amounts at year end in line with the impairment policy described in note 35. Irrecoverable amounts are written off during the period in which they are identified based on the write-off policy included in note 35.
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

Figures in million – SA rand	2025	2024	2023
Trade receivables — gold operations	—	56	—
Trade receivables — PGM operations	3,305	2,099	5,353
PGM sales concentrate	1,286	965	3,407
PGM sales other	2,019	1,134	1,946
Trade receivables — zinc concentrate sales	84	356	108
Trade receivables — Sandouville metals sales	31	122	261
Trade receivables — e-scrap recycling	531	249	—
Other trade and non-trade receivables[1]	881	783	947
Payroll debtors	219	192	273
Interest receivable	46	42	90
Financial assets	5,097	3,899	7,032
Prepayments[2]	660	793	1,219
Value added tax	1,054	1,030	649
Total trade and other receivables	6,811	5,722	8,900
1These receivables arise from the Group's non-core activities such as services rendered by service entities to third parties, scrap metal and diesel sales, recovery of water and electricity and other miscellaneous items, and therefore do not include the Group's proceeds from the sale of products
2Prepayments for the year ended 31 December 2024 includes prepayments of DRDGOLD made towards capital projects amounting to R113 million (2023: R610 million)
Fair value of trade and other receivables
The fair value of trade receivables for PGM concentrate sales are determined based on ruling market prices, volatilities and interest rates, and constitutes level 2 on the fair value hierarchy (see note 35.1).
The fair value of trade and other receivables measured at amortised cost approximate the carrying value due to the short maturity.
Credit risk
The Group is exposed to credit risk on the total carrying value of trade and other receivables (see note 35.2).
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
AFR – 130
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
The table below summarises the impairment allowance raised on other non-trade receivables that are considered to be impaired:

Figures in million – SA rand	2025	2024	2023
Balance at beginning of the year	253	101	214
Impairment allowance recognised in profit or loss for the year	92	161	21
Financial assets written off	(129)	(6)	(132)
Impaired financial assets recovered during the year	(8)	(3)	(2)
Balance at end of the year[1]	208	253	101
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
The Group is exposed to commodity price risk on PGM concentrate receivables that are still subject to provisional pricing adjustments after the reporting date. A change in the 4E basket price of one percent would impact revenue and the related PGM concentrate receivables by R10 million.
Foreign currency sensitivity
Certain of the Group’s components with SA rand as their functional currency have trade and other receivables which are settled in
US dollars. The balances are sensitive to changes in the rand/US dollar exchange rate. A one percentage point change in the SA rand closing exchange rate of R16.57/US$ would have impacted profit/loss before tax by R18 million.
24.  Cash and cash equivalents

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

Figures in million – SA rand	2025	2024	2023
Cash at the bank, on hand and cash equivalents	17,178	16,049	25,560
Total cash and cash equivalents	17,178	16,049	25,560
Fair value of cash and cash equivalents
The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of the balances.
Credit risk
The Group is exposed to credit risk on the total carrying value of cash and cash equivalents. The Group has reduced its exposure to credit risk by dealing and investing with a number of major financial institutions (see note 35.2).
AFR – 131
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
25.  Stated share capital

Accounting policy Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.
Authorised and issued
The roll forward below shows the movement of the legally issued shares of the Company for the periods indicated.

Figures in thousand	2025	2024	2023
Authorised number of shares	10,000,000	10,000,000	10,000,000

Reconciliation of issued number of shares:
Number of shares in issue at beginning of the year	2,830,567	2,830,567	2,830,370
Shares issued under Sibanye-Stillwater/SGL share plan	—	—	197
Number of shares in issue at end of the year	2,830,567	2,830,567	2,830,567
The Company’s ordinary no par value shares rank pari passu in all respects, there being no conversion or exchange rights attached thereto, and all of the ordinary shares will have equal rights to participate in capital, dividend and profit distributions by the Company.
26.  Non-controlling interests

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

The Group’s NCI relates to the following subsidiaries:

Figures in million – SA rand	Notes	2025	2024	2023
NCI of DRDGOLD	26.1	4,916	3,396	2,634
NCI of Keliber	26.1	(282)	908	237
NCI of Group Technical Security Management		7	6	6
Total NCI		4,641	4,310	2,877
The summarised financial information of DRDGOLD and Keliber is provided below. This information is based on amounts before intercompany eliminations.
AFR – 132
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025

Figures in million – SA rand	2025	2024	2023
DRDGOLD Limited
Revenue	9,129	7,068	5,816
Profit for the year	3,199	1,713	1,333
Total comprehensive income	3,510	1,707	1,348
Profit attributable to NCI	1,593	852	662
Net increase/(decrease) in cash and cash equivalents	1,073	(868)	(863)
Dividends paid	301	171	363
Non-current assets	11,697	8,673	5,523
Current Assets	2,951	1,620	2,751
Non-current liabilities	(2,988)	(2,021)	(1,329)
Current liabilities	(981)	(672)	(730)
Net assets	10,679	7,600	6,215

Figures in million – SA rand	2025	2024	2023
Keliber Oy
Revenue	—	—	—
(Loss)/profit for the year	(7,750)	552	(429)
Total comprehensive income	(7,437)	329	3
(Loss)/profit attributable to NCI	(1,250)	672	(352)
Net (decrease)/increase in cash and cash equivalents	(1,215)	(116)	145
Dividends paid	—	—	—
Non-current assets	9,266	10,995	5,000
Current Assets	1,235	2,782	2,511
Non-current liabilities	(9,814)	(6,152)	(1,219)
Current liabilities	(2,092)	(1,586)	(582)
Net (liabilities)/assets	(1,405)	6,039	5,710
26.1 Subsequent NCI transactions
DRDGOLD transaction
DRDGOLD is a company incorporated in South Africa with its head office in Johannesburg. DRDGOLD’s primary listing is on the JSE Limited and its secondary listing is on the New York Stock Exchange. DRDGOLD's production is derived from retreatment of surface tailings in South
Africa. Following Sibanye-Stillwater’s exercise of its option to acquire an additional 12.05% in DRDGOLD effective 10 January 2020, NCI held a 49.90% at 31 December 2025 (2024: 49.90% and 2023: 49.90%) with an effective holding of 49.90% at 31 December 2025 (2024: 49.77% and
2023: 49.72%) after considering the impact of treasury shares held by DRDGOLD. In calculating the reattribution to NCI, the Group used the net asset value of DRDGOLD at the effective date of the option exercise, including the consideration paid for the subscription, and determined a reattribution between NCI and the Group.
During 2025, the Group subscribed for 1,400,000 newly issued shares by DRDGOLD at an average price of R32.18 per share, amounting to a total purchase consideration of R45 million.
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
For the year ended  31 December 2025

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
Effective 25 April 2023, the Group also recognised a dividend obligation of R792 million with a corresponding reduction of the NCI of Keliber as a result of the revised shareholders agreement (see note 21.2). This transaction did not result in a cash flow.
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
1The amount includes R13 million increase on accumulated profit and R5 million decrease on other reserves in respect of foreign currency translation reserve
AFR – 134
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
27.  Borrowings and derivative financial instrument

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

Figures in million – SA rand	Note	2025	2024	2023
Borrowings		43,257	41,687	36,618
Derivative financial instrument	27.5	—	—	3,810
Balance at end of the year		43,257	41,687	40,428
Current portion of borrowings and derivative financial instrument		(11,402)	(552)	(15,482)
Non-current portion of borrowings and derivative financial instrument		31,855	41,135	24,946
AFR – 135
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Borrowings

Figures in million – SA rand	Notes	2025	2024	2023
US$1 billion RCF	27.1	—	—	—
R5.5 billion RCF	27.2	—	—	4,000
R6.5 billion RCF	27.3	2,500	3,000	—
2026 and 2029 Notes	27.4	19,824	22,354	22,042
US$ Convertible Bond	27.5	7,291	7,921	7,538
Burnstone Debt	27.6	4,005	2,260	2,991
Keliber loan facilities	27.7	9,547	5,724	—
Other borrowings	27.8	88	424	40
Franco-Nevada liability		2	4	3
Stillwater Convertible Debentures		—	—	4
Total borrowings		43,257	41,687	36,618
Reconciliation of the non-current and current portion of the borrowings:
Borrowings		43,257	41,687	36,618
Current portion of borrowings		(11,402)	(552)	(11,672)
Non-current portion of borrowings		31,855	41,135	24,946
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
approval in 2024, the bond component of the US$ Convertible Bond was reclassified to non-current and the derivative component derecognised (see note 27.5).
The roll forward of borrowings in the current year is as follows:

Figures in million - SA rand	Notes	2025	2024	2023
Balance at beginning of the year		41,687	36,618	22,728
Borrowings acquired on acquisition of subsidiary		—	84	6
Loans raised[1]		7,912	8,278	12,758
Loans repaid		(4,883)	(3,335)	(1,323)
Unwinding of loans recognised at amortised cost	5.2	640	688	359
Accrued interest[2]	5.2	1,793	1,946	1,192
Accrued interest paid		(2,086)	(1,947)	(1,175)
Borrowing costs capitalised		409	64	—
Loss/(gain) on the revised cash flow of the Burnstone Debt	27.6	1,805	(1,053)	(32)
Loss on foreign exchange differences and foreign currency translation		(4,020)	344	2,105
Balance at end of the year		43,257	41,687	36,618
1Total loans raised per the statement of cash flows for the year ended 31 December 2023 included the initial recognition of the derivative element of the US$ Convertible
Bond of R1,673 million (see note 27.5)
2Relates to the 2022 and 2025 Notes, 2026 and 2029 Notes, US$ Convertible Bond and the RCFs
AFR – 136
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
27.1 US$1 billion RCF
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
2.20% if net debt to adjusted EBITDA is greater than 3.0x
Term of facility:
Three years, subject to two optional one-year extensions depending on lenders' approval. During April 2025, all facility lenders approved the second extension with the facility now maturing on 6 April 2028

Borrowers:	The Company, SGL, Stillwater, Kroondal, SRPM, EPL, WPL and Sibanye Stillwater UK Financing PLC (Sibanye UK Financing)
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM, EPL, WPL, Sibanye UK Financing, Keliber Technology Oy and Keliber

Figures in million – SA rand	2025	2024	2023
Balance at beginning of the year	—	—	—
Loans raised	—	—	—
Loans repaid	—	—	—
Accrued interest[1]	233	185	73
Accrued interest paid	(233)	(185)	(73)
Loss on foreign exchange differences	—	—	—
Balance at end of the year	—	—	—
Current portion of balance	—	—	—
Non-current portion of balance	—	—	—
1Includes commitment fees
27.2 R5.5 billion RCF
The purpose of the facility was to refinance facilities, finance ongoing capital expenditure and general corporate expenditure requirements. This facility was refinanced by the Group through a new R6.5 billion RCF (see note 27.3).

Terms of the R5.5 billion RCF
Facility:	R5.5 billion
Interest rate:	JIBAR
Interest rate margin:	2.4% if net debt to adjusted EBITDA is equal to or less than 2.0x
2.6% if net debt to adjusted EBITDA is greater than 2.0x
Term of facility:
Three years, subject to two optional one-year extensions depending on lenders' approval. All facility lenders have approved the first and second extension with the loan facility matured on 11 November 2024.

Borrowers:	The Company, SGL, Kroondal, SRPM, EPL and WPL
Security and/or guarantors:	The facility was unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM, EPL and WPL
AFR – 137
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025

Figures in million –SA rand	Note	2025	2024	2023
Balance at beginning of the year		—	4,000	—
Loans raised		—	—	5,000
Loans repaid		—	—	(1,000)
Accrued interest[1]		—	319	125
Accrued interest paid		—	(319)	(125)
Inter bank transfer	27.3	—	(4,000)	—
Balance at end of the year		—	—	4,000
Current portion of balance		—	—	(4,000)
Non-current portion of balance		—	—	—
1Includes commitment fees
27.3 R6.5 billion RCF
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
2.4% if net debt to adjusted EBITDA is greater than 1.0x but less than or equal to 2.0x
2.6% if net debt to adjusted EBITDA is greater than 2.0x but less than or equal to 3.0x
2.8% if net debt to adjusted EBITDA is greater than 3.0x
Term of facility:
Three years, subject to two optional one-year extensions depending on lenders' approval. During H2 2025, all facility lenders have approved the first one-year extension resulting in the facility now maturing in August 2028

Borrowers:	The Company, SGL, Kroondal, SRPM, EPL and WPL
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM, EPL, WPL, Sibanye UK Financing, Keliber and Keliber Technology Oy
1The facility will transfer to the newly published interest rate ((South African Rand Overnight Index Average) (ZARONIA)) in accordance with IBOR reform amendments prior to the date on which the JIBAR will no longer be available for use

Figures in million – SA rand	Note	2025	2024	2023
Balance at beginning of the year		3,000	—	—
Inter bank transfer	27.2	—	4,000	—
Loans raised		3,000	1,000	—
Loans repaid		(3,500)	(2,000)	—
Accrued interest[1]		248	97	—
Accrued interest paid		(248)	(97)	—
Balance at end of the year		2,500	3,000	—
Current portion of balance		—	—	—
Non-current portion of balance		2,500	3,000	—
1Includes commitment fees
AFR – 138
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
27.4 2026 and 2029 Notes
On 16 November 2021 the Group completed a two-tranche corporate bond offering 4.0% Notes (US$675 million) due 16 November 2026
(the 2026 Notes) and 4.5% Notes (US$525 million) due 16 November 2029 (the 2029 Notes) (together the 2026 and 2029 Notes). The proceeds were applied towards the redemption of the 2025 Notes and will also be applied for general corporate purposes, including advancing the Group’s green metals strategy through investments and accretive acquisitions. The bonds were issued through the Group's wholly-owned subsidiary Stillwater.
Terms of the 2026 and 2029 Notes

Facility:	US$675 million 4.0% Senior Notes due 2026
US$525 million 4.5% Senior Notes due 2029
Interest rate:	2026 Notes: 4.0%
2029 Notes: 4.5%
Term of the Notes:	2026 Notes: Five years
2029 Notes: Eight years
Issuer:	Stillwater Mining Company
Guarantors:
Each of the Notes are fully and unconditionally guaranteed, jointly and severally by the Guarantors (the
Company, SGL, Kroondal, SRPM, EPL, WPL, Sibanye UK Financing, Keliber Technology Oy and Keliber). The
guarantees rank equally in right of payment to all existing and future senior debt of the Guarantors.

Figures in million – SA rand	2025	2024	2023
Balance at beginning of the year	22,354	22,042	20,140
Interest charge	905	928	932
Unwinding of amortised cost	101	98	80
Accrued interest paid	(911)	(932)	(951)
(Gain)/loss on foreign exchange differences	(2,625)	218	1,841
Balance at end of the year	19,824	22,354	22,042
Current portion of balance	(11,241)	(118)	(116)
Non-current portion of balance	8,583	22,236	21,926
27.5 US$ Convertible Bond
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
Reference share price:
US$1.0088 (R18.55), being the volume weighted average price of Sibanye-Stillwater's shares listed on the JSE
Limited between opening of trading and close of trading on 21 November 2023, converted into US$ at
R18.388/US$

Initial conversion price:	US$1.3367
Issuer:	Stillwater Mining Company
Guarantors:	The Company, SGL, Kroondal, SRPM, EPL, WPL
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
AFR – 139
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Convertible bond at amortised cost

Figures in million – SA rand	2025	2024	2023
Balance at beginning of the year	7,921	7,538	—
Loans raised	—	—	7,455
Interest charge	380	389	36
Interest paid	(376)	(385)	—
Unwinding of amortised cost	318	298	27
(Gain)/loss on foreign exchange differences	(952)	81	20
Balance at end of the year	7,291	7,921	7,538
Current portion of balance	(33)	(37)	(7,538)
Non-current portion of balance	7,258	7,884	—
Derivative financial instrument

Figures in million – SA rand	Note	2025	2024	2023
Balance at beginning of the year		—	3,810	—
Initial recognition of derivative instrument		—	—	1,673
Transfer to equity		—	(2,009)	—
(Gain)/loss on financial instruments[1]	7	—	(1,733)	2,136
Loss on foreign exchange differences		—	(68)	1
Balance at end of the year		—	—	3,810
Current portion of balance		—	—	(3,810)
Non-current portion of balance		—	—	—
1The fair value gain for 2024 on the derivative financial instrument is mainly due to a decrease in the Sibanye-Stillwater share price since the previous reporting date
27.6 Burnstone Debt
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

AFR – 140
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025

Figures in million – SA rand	Note	2025	2024	2023
Balance at beginning of the year		2,260	2,991	2,540
Unwinding of amortised cost		221	284	252
Loss/(gain) on revised estimated cash flows[1]	7	1,805	(1,053)	(32)
(Gain)/loss on foreign exchange differences		(281)	38	231
Balance at end of the year		4,005	2,260	2,991
Current portion of balance		—	—	—
Non-current portion of balance		4,005	2,260	2,991
1.At 31 December 2024, the expected free cash flows to repay the loan as detailed above were revised as a result of updated estimated cash flows over the life-of-mine plan due to a change in the allocation between SGL and the financial institutions in terms of the shareholder loan agreement and the terms of the loan agreement. The cash flows over the life of mine were also revised at 31 December 2025 due to:
•Revised forecast costs and capital expenditure
•Revised weighted average gold prices 2025: R1,670,512/kg (2024: R1,189,493/kg and 2023: R1,012,625/kg) and long term exchange rates 2025: R17.25/US$ (2024:
R18.00/US$ and 2023: R18.50/US$) based on a LOM of 23 years. A2 is discounted using a 5.9% discount rate and A3 and A4 is discounted at 9.5%
•In line with the Group's Capital Allocation Framework, the Burnstone project was delayed and a decision to complete the development is expected to later in the 2026 financial year. The loss recognised in 2025 results from a significantly higher gold price outlook which resulted in increased expected future cash flows from Burnstone.
The gain recognised in 2024 resulted from the additional costs during the delay and the deferral of mine ramp-up which resulted in a decrease in the expected future net cash flows from Burnstone, offsetting the impact of the increase in the weighted average gold price. The amount is included in the corporate and reconciling items of the SA gold section of the segment report
27.7 Keliber loan facilities
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
EUR250 million export credit agency (ECA) guaranteed tranche, a EUR150 million tranche provided by the European Investment Bank (EIB)
and a EUR100 million syndicated commercial bank tranche.
Terms of the EUR250 million ECA facility

Facility:	EUR250 million
Interest rate:	EURIBOR
Interest rate margin:	1.30%
Term of facility:	Seven years, with final payment on 20 August 2031
Borrowers:	Keliber Technology Oy
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM, EPL, WPL, Keliber and Sibanye UK Financing
Terms of the EUR150 million EIB facility

Facility:	EUR150 million
Interest rate:	EURIBOR
Interest rate margin:	2.05%
Term of facility:	Eight years, with final payment on 20 August 2032
Borrowers:	Keliber Technology Oy
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM, EPL, WPL, Keliber and Sibanye UK Financing
Terms of the EUR100 million commercial bank facility

Facility:	EUR100 million
Interest rate:	EURIBOR
Interest rate margin:	2.1% if net debt to adjusted EBITDA is less than 2.5x
2.3% if net debt to adjusted EBITDA is greater than 2.5x but less than or equal to 3.0x
2.5% if net debt to adjusted EBITDA is greater than 3.0x
Term of facility:	Seven years, with final payment on 20 August 2031
Borrowers:	Keliber Technology Oy
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM, EPL, WPL, Keliber and Sibanye UK Financing
AFR – 141
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025

Figures in million – SA rand	2025	2024	2023
Balance at beginning of the year	5,724	—	—
Loans raised	3,851	5,618	—
Unwinding of amortised cost	60	8	—
Accrued interest	350	64	—
Interest paid	(293)	—	—
(Gain)/loss on foreign exchange differences	(145)	34	—
Balance at end of the year	9,547	5,724	—
Current portion of balance	(116)	(66)	—
Non-current portion of balance	9,431	5,658	—
27.8 Other borrowings
Short-term credit facilities and other borrowings
Sibanye-Stillwater has committed and uncommitted short term loan facilities with various banks to fund capital expenditure, general corporate expenses as well as provide financing flexibility at its operations. These facilities have no fixed terms, are short-term in nature and interest rates are market related. Other borrowings also include borrowings acquired on and after acquisition of Sandouville, Keliber,
Century and Reldan.

Figures in million – SA rand	2025	2024	2023
Balance at beginning of the year	424	40	42
Loans raised	1,061	1,660	303
Loans repaid	(1,383)	(1,335)	(323)
Accrued interest	27	28	6
Accrued interest paid	(25)	(29)	(6)
Borrowings acquired on acquisition of subsidiary	—	84	6
(Gain)/loss on foreign exchange differences	(16)	(24)	12
Balance at end of the year	88	424	40
Current portion of balance	(12)	(328)	(11)
Non-current portion of balance	76	96	29
AFR – 142
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
27.9 Fair value of financial instruments and risk management
Fair value of borrowings
The carrying amounts of variable interest rate borrowings approximates fair value as the interest rates charged are considered market related. The fair value of fixed interest rate borrowings was determined through reference to ruling market prices and interest rates.
The table below shows the fair value and carrying amount of borrowings where the carrying amount does not approximate fair value:

	Carrying value	Fair value
Figures in million - SA rand		Level 1	Level 2	Level 3
31 December 2025
2026 and 2029 Notes[1]	19,824	19,367	—	—
Burnstone Debt[2]	4,005	—	—	4,395
US$ Convertible Bond[3]	7,291	23,003	—	—
Total	31,120	42,370	—	4,395
31 December 2024
2026 and 2029 Notes[1]	22,354	20,327	—	—
Burnstone Debt[2]	2,260	—	—	2,235
US$ Convertible Bond[3]	7,921	8,734	—	—
Total	32,535	29,061	—	2,235
31 December 2023
2026 and 2029 Notes[1]	22,042	18,949	—	—
Burnstone Debt[2]	2,991	—	—	2,509
US$ Convertible Bond[3]	7,538	—	7,471	—
Total	32,571	18,949	7,471	2,509
1The fair value is based on the quoted market prices of the notes
2The fair value of the Burnstone Debt is derived from discounted cash flow models. These models use several key assumptions, including estimates of future sales volumes, gold prices, operating costs, capital expenditure and discount rate. See note 27.6 for the key assumptions used, except for the discount rate applied in the fair value disclosure above of 8.69% (2024: 9.55%,  2023: 10.74%), which was adjusted to a market-related rate. The fair value estimate is sensitive to changes in the key assumptions, for example, increases in the market related discount rate would decrease the fair value if all other inputs remain unchanged. The extent of the fair value changes would depend on how inputs change in relation to each other
3The fair value at 31 December 2025 represents the quoted price of the US$ Convertible Bond. The fair value of the amortised cost component amounts to R7,990 million
(2024: R8,231 million) (level 2) at 31 December 2025 and is calculated by deducting the fair value of the share conversion option from the quoted price. Following the transfer of the derivative component to equity (see note 27.5), it is no longer remeasured to fair value through profit or loss. The fair value at 31 December 2023 represents the fair value of the amortised cost component of the US$ Convertible Bond, which was calculated based on the quoted price of the instrument after separating the fair value of the derivative component
Liquidity risk
The Group's liquidity risk management and maturity analysis of financial liabilities are disclosed in note 35.2.
Market risk
Foreign currency sensitivity
Certain of the Group’s foreign currency borrowing facilities are repayable by companies with SA rand as their functional currency, therefore some of the Group’s borrowings are sensitive to changes in the rand/US dollar exchange rate. The Group is also exposed to foreign currency risk on intercompany loans denominated in USD, EUR and AUD to the extent that foreign exchange differences are recognised in profit or loss. A one percentage point change in the SA rand closing exchange rate of R16.57/US$ (2024: R18.76/US$ and
2023: R18.57/US$), R19.44/€ (2024: R19.53/€, 2023: R20.53/€) and R11.05/A$ (2024: R11.67/A$, 2023: R12.66/A$) would have changed  profit or loss before tax by R31 million (2024: R13 million and 2023: R25 million).
Interest rate sensitivity
As at 31 December 2025, the Group’s total borrowings amounted to R43,257 million (2024: R41,687 million and 2023: R36,618 million). The
Group generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.
The portion of Sibanye-Stillwater’s interest-bearing borrowings at period end that is exposed to interest rate fluctuations is R15,944 million
(2024: R10,898 million and 2023: R6,873 million). This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period. See the Group's exposure to interest rate changes presented further in this note.
AFR – 143
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
The Burnstone debt and the R6.5 billion RCF are affected by the amendments to IFRS 9 relating to interest rate benchmark reform, in particular the replacement of IBORs, which came into effect on 1 January 2021. However, the R6.5 billion RCF is linked to JIBAR and is only expected to be impacted by the IBOR reform at a later stage when it will transition to the ZARONIA prior to the last publication of the JIBAR.
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
The table below summarises the effect of a change in finance expense on the Group’s profit or loss before tax had JIBAR, term SOFR,
EURIBOR or LIBOR (up to 2023) differed as indicated. The analysis is based on the assumption that the applicable interest rate increased/
decreased with all other variables remaining constant. All financial instruments with fixed interest rates that are carried at amortised cost are not subject to the interest rate sensitivity analysis.
Interest rate sensitivity analysis

	Change in interest expenses for a change in interest rate[1]
Figures in million - SA rand	(1.5)%	(1.0)%	(0.5)%	0.5%	1.0%	1.5%
31 December 2025
- JIBAR	(38)	(25)	(13)	13	25	38
- Term SOFR	(58)	(39)	(19)	19	39	58
- EURIBOR	(143)	(95)	(48)	48	95	143
Change in finance expense	(239)	(159)	(80)	80	159	239
31 December 2024
- JIBAR	(45)	(30)	(15)	15	30	45
- Term SOFR	(33)	(22)	(11)	11	22	33
- EURIBOR	(86)	(57)	(29)	29	57	86
Change in finance expense	(164)	(109)	(55)	55	109	164
31 December 2023
- JIBAR	(60)	(40)	(20)	20	40	60
- LIBOR	(43)	(29)	(14)	14	29	43
Change in finance expense	(103)	(69)	(34)	34	69	103
1Interest rate sensitivity analysis is performed on the borrowings balance at 31 December
The exposure to interest rate changes and the contractual repricing dates
The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the reporting dates is as follows:

Figures in million - SA rand	2025	2024	2023
Floating rate with exposure to change in JIBAR	2,500	3,000	4,000
Floating rate with exposure to change in term SOFR	3,897	2,174	—
Floating rate with exposure to change in LIBOR	—	—	2,873
Floating rate with exposure to change in EURIBOR	9,547	5,724	—
Non-current borrowings exposed to interest rate changes	15,944	10,898	6,873
The Group has the following undrawn borrowing facilities:
Committed	21,255	26,743	20,755
Uncommitted	1,673	2,933	3,274
Total undrawn facilities	22,928	29,676	24,029
All of the above facilities have floating rates. The undrawn committed facilities have the following expiry dates:
- within one year	685	685	2,185
- later than one year and not later than two years	—	—	—
- later than two years and not later than three years	20,570	22,260	18,570
- later than three years	—	3,798	—
Total undrawn committed facilities	21,255	26,743	20,755
AFR – 144
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
27.10 Capital management
The Group’s primary objective relating to managing its capital, is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that: optimises the cost of capital; maximises shareholders’ returns; and
ensures that the Group remains in a sound financial position.
The Group manages and makes adjustments to the capital structure as and when borrowings mature or as and when funding is required.
This may take the form of raising equity, market or bank debt or hybrids thereof. Opportunities in the market are also monitored closely to ensure that the most efficient funding solutions are implemented.
The Group monitors capital using the ratio of net debt/(cash) to adjusted earnings before interest, taxes, depreciation and amortisation
(EBITDA), but does not set absolute limits for this ratio.

Figures in million - SA rand	2025	2024	2023
Adjusted borrowings[1]	39,252	39,426	37,437
Adjusted cash and cash equivalents[2]	17,129	16,002	25,519
Net debt[3]	22,123	23,424	11,918
Adjusted EBITDA[4]	37,800	13,088	20,556
Net debt to adjusted EBITDA (ratio)[5]	0.59	1.79	0.58
1Adjusted borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Adjusted borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument relating to the US$ Convertible Bond, until it was derecognised on 26 June 2024
2Adjusted cash and cash equivalents exclude cash of Burnstone
3Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument relating to the US$ Convertible Bond, until it was derecognised on 26 June 2024. Net debt excludes cash of Burnstone
4The adjusted EBITDA calculation is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS Accounting Standards and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity
5Net debt to adjusted EBITDA ratio is defined as net debt as of the end of a reporting period divided by adjusted EBITDA of the 12 months ended on the same reporting date. Non-IFRS measures such as net debt to adjusted EBITDA is presented for illustration purposes only, and because of its nature, net debt to adjusted EBITDA should not be considered as a representation of financial performance under IFRS Accounting Standards and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity
AFR – 145
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Reconciliation of profit/(loss) before royalties, carbon tax and tax to adjusted EBITDA:

Figures in million - SA rand	2025	2024	2023
Profit/(loss) before royalties, carbon tax and tax	734	(3,669)	(38,794)
Adjusted for:
Amortisation and depreciation	9,367	8,810	10,012
Interest income	(1,568)	(1,337)	(1,369)
Finance expense	5,000	4,571	3,299
Share-based payments	2,114	251	113
Loss/(gain) on financial instruments	3,794	(5,433)	(235)
(Gain)/loss on foreign exchange differences	(155)	215	(1,973)
Share of results of equity-accounted investees after tax	(337)	(212)	1,174
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	495	447	(45)
Gain on disposal of property, plant and equipment	14	(55)	(105)
Impairments and reversal of impairments	14,007	9,173	47,454
Onerous contract provision	(124)	(817)	1,865
Gain on acquisition	—	—	(898)
Cyber security costs	—	67	—
Provision for community costs post closure	—	24	—
Corporate leadership costs	50	—	—
Gain on remeasurement of previous interest in Kroondal	—	—	(298)
Gain on increase in equity-accounted investment	(5)	(2)	(5)
Restructuring costs	247	550	515
Transaction costs	4,543	851	474
Gain on assets held for sale	(16)	—	—
IFRS 16 lease payments	(267)	(244)	(263)
Compensation for losses incurred	(142)	(26)	—
Occupational healthcare loss/(gain)	49	(76)	(365)
Adjusted EBITDA	37,800	13,088	20,556
AFR – 146
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
28.  Lease liabilities

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
In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred.

Figures in million - SA rand	Note	2025	2024	2023
Balance at beginning of the year		378	582	319
New leases and modifications		508	25	144
Lease liabilities on acquisition of subsidiaries		—	3	315
Repayment of lease liabilities (including interest)		(267)	(244)	(263)
Interest charge	5.2	39	34	43
Foreign currency translation		(11)	(22)	24
Balance at end of the year		647	378	582
Current portion of lease liabilities		(166)	(175)	(198)
Non-current lease liabilities		481	203	384
Lease payments not recognised as a liability but expensed during the year

Figures in million - SA rand	2025	2024	2023
Short-term leases	98	179	69
Leases of low value assets	33	55	48
Variable lease payments	321	235	248
Total	452	469	365
Maturity Analysis
The lease liabilities are secured by the related underlying assets. The undiscounted maturity analysis of lease liabilities at 31 December is as follows:

Figures in million - SA rand	Total	Within one year	Between one and five years	After five years
Contractual undiscounted cash flows — 2025	806	217	296	293
Contractual undiscounted cash flows — 2024	422	190	149	83
Contractual undiscounted cash flows — 2023	625	221	330	74
AFR – 147
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
29.  Environmental rehabilitation obligation and other provisions

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
The estimated cost of remediating environmental disturbances is based on the Group’s best estimate of the actual future expenditure to settle the present obligation at the end of the reporting period, as required by environmental regulations to remediate the current damage caused, and depends on the nature and management’s use of the relevant operation.

These provisions are calculated using the following assumptions:
	Inflation rate	Discount rate	Discount period
2025
SA gold operations	6.5%	6.3% – 9.1%	1 – 26 years
SA PGM operations	6.5%	6.3% – 8.9%	1 – 45 years
US PGM operations	3.5%	4.8%	31 – 66 years
European operations	2.5%	2.1% – 3.8%	1 – 26 years
Australian operations	2.5%	4.3%	1 – 18 years
2024
SA gold operations	7.0%	8.3% – 11.1%	1 – 25 years
SA PGM operations	7.0%	8.3% – 11.1%	1 – 45 years
US PGM operations	3.5%	4.8%	25 – 35 years
European operations	2.5%	2.3% – 3.0%	2 – 23 years
Australian operations	2.5%	3.9%	5 – 19 years
2023
SA gold operations	7.0%	8.9% – 12.3%	1 – 25 years
SA PGM operations	7.0%	8.9% – 12.3%	1 – 48 years
US PGM operations	3.5%	4.0%	31 – 46 years
European operations	2.1%	3.1%	23 years
Australian operations	2.8%	3.7%	40 months

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
For the year ended  31 December 2025

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

Figures in million – SA rand	Notes	2025	2024	2023
Environmental rehabilitation obligation	29.1	14,000	11,805	11,355
Other provisions	29.2	278	444	1,982
Balance at end of the year		14,278	12,249	13,337
Current portion of environmental rehabilitation obligation and other provisions		(161)	(327)	(832)
Non-current portion of environmental rehabilitation obligation and other provisions		14,117	11,922	12,505
29.1  Environmental rehabilitation obligation

Figures in million - SA rand	Note	2025	2024	2023
Balance at beginning of the year		11,805	11,355	8,435
Interest charge	5.2	984	966	758
Utilisation of environmental rehabilitation obligation[1]		(227)	(488)	(274)
Change in estimates charged to profit or loss[2]		477	433	(82)
Change in estimates capitalised[2]		1,220	204	(419)
Environmental rehabilitation obligation on acquisition of subsidiaries		—	—	3,576
Derecognition with deemed disposal of interest in joint operation		—	—	(818)
Liabilities associated with assets held for sale		(29)	(451)	—
Foreign currency translation		(230)	(214)	179
Balance at end of the year		14,000	11,805	11,355
Reconciliation of the non-current and current portion of the environmental rehabilitation obligation:
Environmental rehabilitation obligation		14,000	11,805	11,355
Current portion of environmental rehabilitation obligation		—	—	—
Non-current portion of environmental rehabilitation obligation		14,000	11,805	11,355
1The cost of ongoing current programmes to prevent and control environmental disturbances, including reclamation activities, is charged to cost of sales as incurred
2Changes in estimates result from changes in reserves and corresponding changes in life-of-mine, changes in discount rates, changes in closure cost estimates, including new information obtained through further studies completed and changes in laws and regulations governing environmental matters
The Group’s mining operations are required by law to undertake rehabilitation works as part of their ongoing operations. The Group makes contributions into environmental rehabilitation obligation funds (see note 20) and holds guarantees to fund the estimated costs.
AFR – 149
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
The Group's environmental rehabilitation obligation is sensitive to changes in certain assumptions applied in the calculation of the balance of the obligation at 31 December 2025. The table below illustrates the impact of certain changes to the assumptions on the balance of the obligation at 31 December 2025, holding all other assumptions constant:

Key assumption	Change to key assumption	Impact on the environmental rehabilitation obligation (SA rand millions)
Discount rate	1%	R1,394 million
Inflation rate	1%	R1,878 million
Discount period	1 year	R241 million
29.2  Other provisions

Figures in million - SA rand	Notes	2025	2024	2023
Balance at beginning of the year		444	1,982	117
Onerous contract provision recognised[1]	8.1	—	200	1,865
Legal settlement provision raised		3,607	—	—
Finance expense		—	58	—
Change in onerous contract provision recognised through profit or loss[2]	8.2	(124)	(1,017)	—
Payments made - cash[3]		(3,610)	(665)	—
Foreign currency translation		(39)	(114)	—
Balance at end of the year		278	444	1,982
Other provisions consists of:
Onerous contract provisions[4]		161	327	1,865
Other		117	117	117
Other provisions		278	444	1,982
Reconciliation of the non-current and current portion of other provisions:
Other provisions		278	444	1,982
Current portion of other provisions[5]		(161)	(327)	(832)
Non-current portion of other provisions		117	117	1,150
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
During 2024, the Group agreed with the supplier to terminate this supply contract with final delivery made in January 2025. During 2024, additional provisions were raised for onerous contracts amounting to R200 million in respect of the Sandouville nickel refinery's production process
2The provision, included in Sandouville segment, decreased due to the realisation of onerous contract losses provided for at 31 December 2023
3A payment made for R45 million (2024: R665 million) was in respect of a penalty resulting from early exiting the supply contract. The remaining payment was in respect of the legal settlement with Appian
4Included in the 2024 balance is the onerous contract provision relating to the raw material used in the Sandouville nickel refinery's production amounting to R121 million and the balance relates to additional provisions raised for onerous contracts in respect of the Sandouville nickel refinery's production process
5The current portion at 31 December 2025, 31 December 2024 and 31 December 2023 relates to the onerous contract provisions
Post closure water management liability
The Sibanye-Stillwater SA Region continues to monitor the potential risk of long-term acid and non-acidic mine impacted water and other groundwater pollution challenges, also experienced by peer mining groups operating in similar geological settings.
Acid mine drainage (AMD) specifically relates to the acidification and contamination of naturally occurring water resources by pyrite-
bearing rock/ ore contained in underground mines, rock dumps, tailings facilities and pits on surface. The SA Region has made progress in reliably determining the financial impact that AMD and groundwater pollution may have on the Group. The quantification of any post-
closure latent environmental impacts is affected by the proposed Financial Provisioning Regulations (2015, as amended), as well as determining and finalising a workable solution, and approval of management’s plans and strategies to prepare a sufficiently reliable estimate. The effective date of the regulations is yet to be announced.
All water-related risks, whether operational or post-closure, are dealt with as part of our enterprise risk management framework. As at 31
December 2025, closure liability assessments make financial provision of R3,123 million (undiscounted) for what it specifically termed “Post-
closure aspects”. This includes but is not limited to amongst others, post-closure water management aspects such as initial and post-decant surface and groundwater monitoring, wetlands, biomonitoring and aquatics monitoring and care-and-maintenance monitoring.
This value also includes a revised post-closure water treatment scenario for the Marikana operations. During the operational life-of-mine, pre-closure, the Group aims to investigate, identify and implement practical, sustainable and cost-effective solutions that, where possible, reduces post-closure impacts as effectively as possible, whilst also promoting the establishment and implementation of self-sustaining
AFR – 150
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
ecosystems and processes, respectively, that would require very limited or no ongoing active management by the operation, in a post-
closure scenario. This is directly aligned to the Group’s long-term vision of full water stewardship maturity by 2033.
Appian Capital legal settlement
Included in the transaction and project costs of R4,543 million on the income statement, is the settlement amount of R3,607 million relating to the Appian Capital legal settlement during 2025.
On 26 October 2021, Sibanye-Stillwater entered into share purchase agreements (the Atlantic Nickel SPA and the MVV SPA, respectively
(together, the SPAs)) to acquire the Santa Rita nickel mine and Serrote copper mine (together, the Assets) from affiliates of Appian Capital
Advisory LLP (Appian). On 9 November 2021, a geotechnical event occurred at the Santa Rita Mine. After becoming aware of the geotechnical event, Sibanye-Stillwater assessed the event and its effect and concluded that the event was and was reasonably expected to be material and adverse to the business, financial condition, results of operations, the properties, assets, liabilities or operations of the
Santa Rita Mine. Sibanye-Stillwater therefore considered that a condition to closing under the Atlantic Nickel SPA had not been satisfied.
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
Legal proceedings commenced in 2024. The first phase of the proceedings related to whether the geotechnical event was, or could reasonably be expected to be, material and adverse (the Liability Trial). In a judgment handed down on 10 October 2024, the Court ruled that the geotechnical event was not, and was not reasonably expected to be, material and adverse, such that Sibanye-Stillwater was not entitled to terminate the SPAs. However, the Court dismissed Appian's claim of wilful misconduct, ruling that the management of Sibanye-
Stillwater genuinely believed that it was entitled to terminate the SPAs in the best interests of Sibanye-Stillwater.
The second phase of the proceedings was scheduled to proceed to trial in November 2025 (the Quantum Trial), at which the Court would have determined the damages that Sibanye-Stillwater may be required to pay to Appian. On 10 November 2025, before the Quantum Trial commenced, Sibanye-Stillwater and Appian agreed a commercial settlement of the dispute for a total payment of US$215 million
(R3,607 million) (including legal fees). The Group recognised the settlement of the dispute under transaction and project costs of R4,543 million on the income statement and included it in Group corporate on the segment report. Some of the legal fees were already settled after the Liability Trial, with the remaining payment, after foreign exchange movements, amounting to R3,565 million settled on 9 December
2025, after South African Reserve Bank approval.
AFR – 151
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
30.  Occupational healthcare obligation

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
Estimates that were used in the assessment include value of benefits per claimant, disease progression rates, required contributions, timing of payments, tracing pattern, period discount rates, period inflation rates and a 60% take-up rate (2024: 60% and 2023: 66%). These estimates were informed by a professional opinion. Management discounted the possible cash outflows using a discount rate of 8.37%
(2024: 10.31% and 2023: 9.44%).
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
On 19 December 2019 Sibanye-Stillwater provided a guarantee for an amount not exceeding R1,372 million in respect of administration contributions, initial benefit contributions and benefit contributions to the Trust as required by the trust deed. At 31 December 2025, the value of the guarantee amounted to R400 million (2024: R958 million, 2023: R992 million).
Sibanye-Stillwater's current provision for its share of the settlement cost amounts to R384 million. The provision is subject to adjustment in the future based on the number of eligible workers and changes in other assumptions.

Figures in million - SA rand	Note	2025	2024	2023
Balance at beginning of the year		336	400	825
Interest charge	5.2	34	38	70
Change in estimate recognised in profit or loss[1]		49	(76)	(365)
Payments made		(35)	(26)	(130)
Balance at the end of the year		384	336	400
Reconciliation of the non-current and current portion of the occupational healthcare obligation:
Occupational healthcare obligation		384	336	400
Current portion of occupational healthcare obligation		(173)	(2)	—
Non-current portion of occupational healthcare obligation		211	334	400
1The gain is mainly due to the decrease in the take-up rate and an increase in the discount rate
AFR – 152
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
DRDGOLD is not a party to the Working Group’s mediated settlement agreement and DRDGOLD maintains the view that it is too early to consider settlement of the matter, mainly for the following reasons:
•the applicants have as yet not issued and served a summons (claim) in the matter to DRDGOLD
•there is no indication of the number of potential claimants that may join the class action against the DRDGOLD respondents
•many principles upon which legal responsibility may be founded, are required to be substantially developed by the trial court (and possibly subsequent courts of appeal) to establish liability on the bases alleged by the applicants
In light of the above, there is inadequate information for DRDGOLD to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.
31.  Deferred revenue

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

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue. Key inputs into the model are:
Key input	Estimate at year end	Further information
Estimated financing rate over life of arrangement	4.6% - 5.2%	Rate applied to discount the palladium and gold stream
Remaining life of stream	Approximately 66 years
The life of the stream is based on the approved life-of-mine for the US PGM operations, plus a determined number of resources. The resources included were determined based on an evaluation of specific mining areas and possible projects at the mining areas.

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
AFR – 153
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025

Inputs to the model to unwind the Franco-Nevada advance received to revenue
Key input	Estimate at year end	Further information
Estimated financing rate over life of the arrangement	8.76%	Rate applied at initial recognition to discount the platinum and gold stream, based on the expected gold and platinum to be delivered (including a determined number of resources).
Remaining life of stream	Marikana - 84 years Rustenburg - 106 years
The life of the stream is based on the approved life-of-mine for Marikana,
Rustenburg (excluding Kroondal) and Kroondal plus a determined number of resources. The resources included were determined based on an evaluation of specific mining areas and possible projects at the mining areas.

Platinum entitlement percentage	1% of platinum production
1% of refined platinum ounces up to delivery of 48,000 ounces, after which it increases to 2.1% of refined platinum ounces up to delivery of 294,000 ounces in aggregate, after which the platinum stream is completed.

Gold entitlement percentage	1.1% of 4E PGM production
1.1% of 4E PGM ounces produced up to delivery of 87,500 ounces of refined gold, after which it decreases to 0.75% of 4E PGM ounces produced up to delivery of
237,000 ounces of refined gold in aggregate, after which it is 80% of refined gold production.

Monthly cash percentage	5% of spot gold and spot platinum price	The gold cash payment is 5% until 237,000 refined ounces is delivered after which it increases to 10%. Platinum is fixed at 5% over the life of the stream.
Allocation of stream between commodities over the expected life of the arrangement	Gold - 69% Platinum - 31%	The US$500 million prepayment was allocated between gold and platinum at inception of the stream based on forward commodity consensus prices.
Covenants reduction date	28 February 2034
The covenant reduction date is the date on which the aggregate gold and platinum deliveries under the terms of the stream exceeds US$600 million. Once the covenant reduction date is reached, certain limitations on incurring debt and encumbrances on assets fall away and instances where the production payments are limited to a nominal fixed amount per ounce no longer apply.

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

Wheaton Stream
In July 2018, the Group entered into a gold and palladium supply arrangement with Wheaton International in exchange for an upfront advance payment of R6,555 million (US$500 million) (Wheaton Stream). 100% of refined mined gold and currently 4.5% of refined mined palladium from the Stillwater operations will be delivered to Wheaton International over the life-of-mine of the US PGM operations. In addition to the advance payment, Wheaton International currently pays the Group 18% cash based on the value of gold and palladium deliveries each month. The arrangement has been accounted for as a contract in the scope of IFRS 15 whereby the advance payment has been recorded as deferred revenue. The revenue from the advance payment is recognised as the gold and palladium is allocated to the appropriate Wheaton International account. An interest cost, representing the significant financing component of the upfront deposit on the deferred revenue balance, is also recognised as part of finance costs. This finance cost increases the deferred revenue balance, ultimately resulting in revenue when the deferred revenue is recognised over the life of the stream.
Franco-Nevada stream
On 19 December 2024 Sibanye-Stillwater entered into a US$500 million streaming agreement with Franco-Nevada in exchange for the sale of gold and platinum streams with reference to the Marikana, Kroondal, and Rustenburg operations. The last condition precedent was completed during February 2025, after which US$500 million (R9,215 million) upfront cash payment was received on 28 February 2025. The arrangement is accounted as a contract in the scope of IFRS 15 whereby the advance payment has been recorded as deferred revenue.
The revenue from the advance payment is recognised as the gold and platinum is allocated to the appropriate Franco-Nevada account.
An interest cost, representing the significant financing component of the upfront deposit on the deferred revenue balance, is also recognised as part of finance costs. This finance cost increases the deferred revenue balance, ultimately resulting in revenue when the deferred revenue is recognised over the life of the stream.
AFR – 154
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
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
The following table summarises the changes in deferred revenue:

Figures in million - SA rand	Note	2025	2024	2023
Balance at beginning of the year		8,643	6,632	6,420
Deferred revenue recognised on acquisition of subsidiary		—	120	198
Deferred revenue advance received[1]		10,745	3,307	935
Deferred revenue recognised during the period[2]		(4,221)	(1,768)	(1,252)
Interest charge	5.2	1,121	371	327
Foreign currency translation		(926)	(19)	4
Balance at the end of the year		15,362	8,643	6,632
Reconciliation of the deferred revenue transactions balance at year end:
Wheaton Stream		6,174	6,164	6,327
Gold prepay		819	1,626	—
Franco-Nevada stream		8,151	—	—
Chrome prepay		—	733	—
Century deferred proceeds[3]		101	—	305
Reldan deferred proceeds[3]		117	120	—
Balance at the end of the year		15,362	8,643	6,632

Reconciliation of the non-current and current portion of the deferred revenue:
Deferred revenue		15,362	8,643	6,632
Current portion of deferred revenue		(1,204)	(1,660)	(305)
Non-current portion of deferred revenue		14,158	6,983	6,327
1The amount received for the year ended 31 December 2025 relates to the Franco-Nevada stream cash receipts amounting to R9,215 million, Century deferred proceeds, amounting to cash receipts of R1,097 million (2024: R366 million, 2023: R935 million)) and Reldan deferred proceeds amounting R433 million (2024: R243 million). The amount received in 2024 also includes the cash prepayments received in respect of the gold prepay and chrome prepay amounting to R1,793 million and R905 million, respectively. The amount received for 31 December 2022 relates to the toll treatment arrangement entered into by Marikana, representing cash receipts of R24 million
2Revenue recognised during the year of R4,221 million relates to R281 million recognised on the Wheaton Stream (2024: R455 million, 2023: R392 million), R851 million related to the Franco-Nevada stream, R1,001 million (2024: R662 million, 2023: R860 million) recognised in respect of Century deferred proceeds, R420 million (2024: R245 million)
recognised in respect of Reldan deferred proceeds, R935 million (2024: R234 million) recognised on the gold prepay and R733 million (2024: R172 million) recognised on the chrome prepay
3The deferred proceeds relate to agreements with limited customers of Century and Reldan where proceeds for products are received in advance. Delivery of sold product to customers is made between one and two months after receipt of the proceeds
AFR – 155
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
32.  Trade and other payables

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

Figures in million - SA rand	2025	2024	2023
Trade creditors	3,406	3,983	4,278
Accruals and other creditors	6,102	5,524	6,609
Other	1,198	867	791
Financial liabilities	10,706	10,374	11,678
Payroll creditors	3,338	2,640	3,014
Leave pay accrual	2,616	2,516	1,686
VAT payable	96	74	86
Total trade and other payables	16,756	15,604	16,464
Fair value of trade and other payables
The carrying value of trade and other payables approximate the fair value due to the short maturity of the amounts payable.
Liquidity risk
Trade and other creditors are expected to be settled within 12 months from the reporting date (see note 35.2).
AFR – 156
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
33.  Cash generated by operations

Figures in million - SA rand	Notes	2025	2024	2023
Loss for the year		(4,739)	(5,710)	(37,430)
Royalties	11.1	1,145	543	1,050
Carbon tax		—	2	2
Mining and income tax	11.2	4,328	1,496	(2,416)
Interest income	5.1	(1,568)	(1,337)	(1,369)
Finance expense	5.2	5,000	4,571	3,299
Profit/(loss) before interest, royalties, carbon tax and tax		4,166	(435)	(36,864)
Non-cash adjusting items:
Amortisation and depreciation	4	9,367	8,810	10,012
Section 45X credits	4	(5,885)	—	—
Share-based payments	6.6	2,114	251	113
Loss/(gain) on financial instruments	7	2,509	(5,574)	(101)
Foreign currency exchange adjustment		(454)	168	(1,647)
Share of results of equity-accounted investees after tax		(337)	(212)	1,174
Impairments and reversal of impairments	10	14,007	9,173	47,454
Provision for legal settlement cost	29.2	3,607	—	—
Gain on acquisition		—	—	(898)
Gain on remeasurement of previous interest in Kroondal	8.2	—	—	(298)
Onerous contract provision	29.2	(124)	(817)	1,865
Occupational healthcare loss/(gain)	30	49	(76)	(365)
Change in estimate of environmental rehabilitation obligation		477	433	(56)
Settlement of metals borrowings liability	21.2	(7,645)	(4,308)	—
Deferred revenue recognised	31	(4,221)	(1,768)	(1,252)
Cash adjusting items:
Early termination penalty relating to onerous contract provision	29.2	(45)	(665)	—
Payment of settlement of dispute	29.2	(3,565)	—	—
Payment of occupational healthcare liability	30	(35)	(26)	(130)
Other non-cash and cash adjusting items		(293)	(540)	(281)
Total cash generated by operations		13,692	4,414	18,726
34.  Change in working capital

Figures in million - SA rand	2025	2024	2023
Inventories	(5,623)	2,153	1,513
Trade and other receivables	(1,496)	1,767	1,328
Trade and other payables	9,392	2,933	(1,091)
Total change in working capital	2,273	6,853	1,750
AFR – 157
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
35.  Financial instruments and risk management

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

AFR – 158
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
35.1 Accounting classifications and measurement of fair values
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
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
•Other receivables and other payables
Due to the methods applied in calculating the carrying values as described in note 21, the carrying values approximate fair value, except for the Marikana dividend obligation and the Keliber dividend obligation (see note 21). The fair value at 31 December 2023 of the contingent consideration relating to the Kroondal acquisition was derived from discounted cash flow models. The models used several key assumptions, including estimates of future production volumes, PGM basket prices, operating costs, capital expenditure and market related discount rate (see note 21). The extent of the fair value changes would depend on how inputs change in relation to each other. The fair value of the metals borrowing liability was calculated based on spot prices of the relevant metals owed to the financial institution.
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
•Other investments
The fair values of listed investments are based on the quoted prices available from the relevant stock exchanges. The carrying amounts of other short-term investment products with short maturity dates approximate fair value. The fair values of non-listed investments are determined through valuation techniques that include inputs that are not based on observable market data. These inputs include price/book ratios as well as marketability and minority shareholding discounts which are impacted by the size of the shareholding. The level 3 balance consists primarily of an investment in Verkor, the value of which is supported by a range of values determined through multi-criteria valuation analysis which includes valuation techniques such as an income valuation approach which indicates the value of Verkor based on its expected future cash flows and trading multiples. These valuation techniques use several key assumptions, including discount rate (8.8%), growth rate (2.5%) and EV multiples. The fair value estimate of Verkor is sensitive to changes in the key assumptions, for example, increases in the market related discount rate and decreases in the growth rate and EV multiples would decrease the fair value if all other inputs remain unchanged. The extent of the fair value changes would depend on how inputs change in relation to each other. The difference between other investments in the statement of financial position and note 19, relates to investments measured at amortised cost, with carrying amounts that approximate fair value.
•Borrowings
The carrying value of variable interest rate borrowings approximates fair value as the interest rates charged are considered marked related. However, since there are also fixed interest rate borrowings, fair values are disclosed in note 27.
•Derivative financial instruments
The fair value of derivative financial instruments is estimated based on ruling market prices, volatilities and interest rates, and option pricing methodologies based on observable quoted inputs. All derivatives are carried on the statement of financial position at fair value. The fair value of the gold, platinum, palladium and silver hedges are determined using a Monte Carlo simulation model based on market forward prices, volatilities and interest rates. Since the SA gold hedge contracts ceased in December 2025, majority of the gold hedge value relates to the contract liability at 31 December 2025, rather than a valuation of existing hedge contracts. The fair value of the zinc hedge is determined by using a Monte Carlo simulation model based on historical zinc market spot and forward prices, volatilities and interest rates and the relevant foreign exchange forward curve data.
AFR – 159
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
The following table sets out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand	2025			2024			2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Environmental rehabilitation obligation funds	—	3,915	—	—	3,750	—	—	3,212	—
Trade receivables — PGM concentrate sales	—	1,286	—	—	965	—	—	3,407	—
Trade receivables — Zinc provisional price sales	—	84	—	—	356	—	—	108	—
Other investments	1,968	752	1,287	1,517	504	1,151	1,241	411	1,233
Financial liabilities measured at fair value
Derivative financial instrument	—	—	—	—	—	—	—	3,810	—
Gold hedge contracts	—	453	—	—	282	—	—	140	—
Zinc hedge contracts	—	15	—	—	208	—	—	33	—
Other hedge contracts	—	80	—	—	—	—	—	—	—
Metals borrowing liability	1,667	—	—	855	—	—	—	—	—
Contingent consideration	—	—	—	—	—	—	—	—	1,570
The table below summarises the movement in financial assets and financial liabilities classified as level 3 in the table above:

Figures in million - SA rand	2025	2024	2023
Financial assets measured at fair value
Balance at beginning of the year	1,151	1,233	855
Fair value movement recognised in profit or loss	5	(113)	108
Fair value movement recognised in other comprehensive income	131	31	(59)
Additions	—	—	323
Foreign currency translation	—	—	6
Balance at end of the year	1,287	1,151	1,233

Financial liabilities measured at fair value
Balance at beginning of the year	—	1,570	—
Initial recognition	—	—	1,433
Fair value movement recognised in profit or loss	—	(396)	137
Payment made	—	(1,174)	—
Balance at end of the year	—	—	1,570
35.2 Risk management activities
Controlling and managing risk in the Group
In the normal course of its operations, the Group is exposed to market risks, including commodity price, equity price risk, foreign currency, interest rate, liquidity and credit risk associated with underlying assets, liabilities and anticipated transactions. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate the control and monitoring of these risks.
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
For the year ended  31 December 2025
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
The carrying value of the financial assets represents the combined maximum credit risk exposure of the Group. Concentration of credit risk on cash and cash equivalents and non-current assets is considered minimal due to the above mentioned investment risk management and counterparty exposure risk management policies (see notes 20, 21, 23 and 24).
The credit risk exposure on the Group’s financial assets is further expressed through the credit ratings of the Group's counterparties (source
– Fitch ratings, S&P Global and Global Credit Ratings):
•Cash and cash equivalents: the Group's cash and cash equivalents are held with a small number of financial institutions and banks which are rated between BB- and AA+ (long term issuer default ratings). The high credit ratings support a low probability of default and indicates that the Group's exposure to credit risk is minimal
•Environmental rehabilitation funds: these funds are invested with financial institutions and banks that are rated between BB- and AA+
(long term issuer default ratings) and therefore do not expose the Group to material credit risk
•Trade receivables: the Group's trade and other receivables consist largely of gold, PGM, chrome, silver, cobalt, nickel and zinc metals sales. The Group's exposure to credit risk on these sales is limited due to payment terms of the agreements as well as dealings with a small number of reputable customers. External credit ratings on these customers range between BBB- and A+, therefore exposure to credit risk is minimal. The risk of default on other receivables is low due to the Group's approval process followed when entering into these transactions.
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
Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements (see note 21.2, 27.9 and 32).
AFR – 161
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
The following are contractually due, undiscounted cash flows resulting from maturities of financial liabilities including interest payments:

Figures in million – SA rand	Total	Within one year	Between one and two years	Between two and three years	Between three and five years	After five years
31 December 2025
Other payables	4,982	2,205	224	111	212	2,230
Trade and other payables	10,706	10,706	—	—	—	—
Borrowings
- Capital
R6.5 billion RCF	2,500	—	—	2,500	—	—
US$ Convertible Bond	8,285	—	—	8,285	—	—
2026 and 2029 Notes	19,884	11,185	—	—	8,699	—
Burnstone Debt	2,707	—	—	—	129	2,578
Keliber loan facilities	9,720	—	700	1,868	4,167	2,985
Other borrowings	97	12	12	12	26	35
Franco-Nevada liability	2	2	—	—	—	—
- Interest	15,553	1,734	1,340	1,184	1,609	9,686
Total	74,436	25,844	2,276	13,960	14,842	17,514
31 December 2024
Other payables	6,758	1,644	94	175	245	4,600
Trade and other payables	10,374	10,374	—	—	—	—
Borrowings
- Capital
R6.5 billion RCF	3,000	—	—	3,000	—	—
US$ Convertible Bond	9,380	—	—	—	9,380	—
2026 and 2029 Notes	22,512	—	12,663	—	9,849	—
Burnstone Debt	146	—	—	—	—	146
Keliber loan facilities	5,858	—	—	422	2,314	3,122
Other borrowings	438	331	12	13	28	54
Franco-Nevada liability	4	4	—	—	—	—
- Interest	17,407	1,930	1,880	1,317	1,680	10,600
Total	75,877	14,283	14,649	4,927	23,496	18,522
31 December 2023
Other payables	12,757	2,203	188	277	477	9,612
Trade and other payables	11,678	11,678	—	—	—	—
Borrowings
- Capital
R5.5 billion RCF	4,000	4,000	—	—	—	—
US$ Convertible Bond	9,285	9,285	—	—	—	—
2026 and 2029 Notes	22,284	—	—	12,535	—	9,749
Burnstone Debt	145	—	—	—	145	—
Other borrowings	40	11	5	5	10	9
Franco-Nevada liability	3	3	—	—	—	—
Stillwater Convertible Debentures	4	4	—	—	—	—
- Interest	17,328	1,339	941	876	1,049	13,123
Total	77,524	28,523	1,134	13,693	1,681	32,493
AFR – 162
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Working capital and going concern assessment
For the year ended 31 December 2025, the Group incurred a loss of R4,739 million (2024: loss of R5,710 million and 2023: loss of
R37,430 million). As at 31 December 2025, the Group’s current assets exceeded its current liabilities by R26,595 million (2024: R27,458 million and 2023: R25,415 million) and the Group’s total assets exceeded its total liabilities by R44,167 million (2024: R48,289 million and 2023:
R51,607 million). During the year ended 31 December 2025 the Group generated net cash from operating activities of R21,407 million (2024:
R10,113 million and 2023: R7,095 million).
The Group has committed undrawn debt facilities of R21,255 million at 31 December 2025 (2024: R26,743 million and 2023: R20,755 million)
and cash balances of R17,178 million (2024: R16,049 million and 2023: R25,560 million). The Group’s leverage ratio (net debt/(cash) to adjusted EBITDA) as at 31 December 2025 was 0.59:1 (2024 was 1.79:1 and 2023 was 0.58:1) and its interest coverage ratio (adjusted EBITDA to net finance charges/(income)) was 25.4:1 (2024 was 11:1 and 2023 was 66:1). The maximum permitted leverage ratio up to 31
December 2025 is 3.0:1 and thereafter 2.5:1. The maximum required interest coverage ratio up to 31 December 2025 is 3.5:1 and 4.0:1 thereafter.
Included under current borrowings on the consolidated statement of financial position is the 2026 Notes, amounting to R11,185 million which matures by November 2026. The Group has commenced its planning for the refinancing of these Notes and is expecting to conclude the process before 30 June 2026. In addition, at the date of approving these consolidated financial statements for issue, the
US$1 billion RCF and R6.5 billion RCF were totally undrawn. There were no significant events which had a significant negative impact on the
Group’s strong liquidity position.
Management believes that the cash forecasted to be generated by operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due for a period of at least eighteen months after the reporting date. The consolidated financial statements for the year ended 31 December 2025 have therefore been prepared on a going concern basis.
Market risk
The Group is exposed to market risks, including foreign currency, commodity price, and interest rate risk associated with underlying assets, liabilities and anticipated transactions. The Group is also exposed to changes in share prices in respect of listed investments (see note 19).
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
Foreign currency risk
Sibanye-Stillwater’s operations are located in South Africa, US, Zimbabwe, Finland, France, Mexico, India, UK, South Korea and Australia. The
Group's revenues are sensitive to changes in the US dollar gold and PGM price and the SA rand/US dollar and to a lesser extent Euro/US dollar and AUD/US dollar exchange rates (the exchange rates). Depreciation of the SA rand against the US dollar results in Sibanye-
Stillwater’s revenues and operating margin increasing. Conversely, should the rand appreciate against the US dollar, revenues and operating margins would decrease. The impact on profitability of any change in the exchange rate can be substantial. Furthermore, the exchange rates obtained when converting US dollars to rand are set by foreign exchange markets over which Sibanye-Stillwater has no control. The relationship between currencies and commodities, which includes the gold price, is complex and changes in exchange rates can influence commodity prices and vice versa.
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
Currency risk also exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. This includes but is not limited to US$1 billion RCF, to the extent drawn (see note 27.1), Burnstone Debt (see note 27.6)
and the Franco-Nevada liability.
For additional disclosures, see notes 3 and 27.
Foreign currency economic hedging exposure
During 2025, 2024 and 2023 a number of intra month (i.e. up to 21 days) forward exchange rate contracts were executed to hedge a known currency inflow.
At 31 December 2025, the Group had no material outstanding foreign currency contract positions.
AFR – 163
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Commodity price risk
The market price of commodities has a significant effect on the results of operations of the Group and the ability of the Group to pay dividends and undertake capital expenditures. The gold and PGM basket prices, nickel, zinc and copper prices have historically fluctuated widely and are affected by numerous industry factors over which the Group does not have any control (see note 23). The aggregate effect of these factors on the gold and PGM basket prices, nickel, zinc and copper prices, all of which are beyond the control of the
Group, is difficult for the Group to predict.
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
Commodity price hedging exposure
At 31 December 2025, Sibanye-Stillwater had the following outstanding and future commodity price hedges:
•zinc for a total of 3,300t zinc at a floor price of A$4,250/t and a cap price of A$4,800/t, which commenced in January 2026 and matures in June 2026
•zinc for a total of 6,000t zinc at a floor price of A$4,200/t and a cap price of A$4,750/t, which commenced in January 2026 and matures in June 2026
•zinc for a total of 2,700t zinc at a floor price of A$4,250/t and a cap price of A$4,800/t, which commenced in January 2026 and matures in June 2026
•zinc for a total of 12,000t zinc at a floor price of A$4,300/t and a cap price of A$4,900/t, which commenced in January 2026 and matures in June 2026
•gold for a total of 3,400oz gold at an average purchase price of US$4,206/oz, which matured in February 2026
•silver for a total of 195,000oz silver at an average purchase price of US$57/oz, which matured in March 2026
•platinum for a total of 5,850oz platinum at an average purchase price of US$1,918/oz, which matures in April 2026
•palladium for a total of 9,600oz palladium at an average purchase price of US$1,501/oz, which matured in March 2026
Commodity price contract position
As of 31 December 2025, Sibanye-Stillwater had no outstanding commodity forward sale contracts for mined production other than the gold and chrome prepays (see note 31).
Interest rate risk
The Group’s income and operating cash flows are impacted by changes in market interest rates. The Group’s interest rate risk arises from long-term borrowings.
For additional disclosures, see note 27.9.
AFR – 164
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
36.  Commitments

Figures in million - SA rand	2025	2024	2023
Capital expenditure
Authorised	20,326	18,931	26,439
Kloof	5,261	946	1,104
Driefontein	1,558	693	664
Beatrix	1,221	131	144
SGL corporate	327	297	359
Cooke	178	—	—
Burnstone	9	—	199
Kroondal	—	661	581
Platinum Mile	26	28	30
Rustenburg operation	567	2,514	2,280
Marikana	5,433	5,232	3,138
Sandouville nickel refinery	—	11	164
Keliber	1,430	4,404	13,470
Other[1]	4,316	4,014	4,306
Contracted for	9,866	6,983	8,162
Other guarantees[2]	6,287	3,918	3,647
1Includes authorised capital expenditure relating to DRDGOLD of R4,000 million (2024: R3,700 million, 2023: R3,700 million)
2Included in the amount are guarantees related to the Marikana operations of R2.3 billion (2024: R2.3 billion, 2023: R2.2 billion). The Group has an insurance policy over these guarantees which includes a pledge of non-financial and financial assets of Sibanye UK, WPL, EPL, Messina Limited and Messina Platinum Mines Limited (collectively the insured entities) in the event that the insured entities enter liquidation. At 31 December 2025, the insured entities' total assets amounted to R36,085 million which includes property, plant and equipment of R12,704 million, trade receivables of R2,242 million, inventory of R9,323 million and cash and cash equivalents of R2,187 million.
Management does not expect the policy to be triggered due to the financial position and liquidity of the Group
Commitments will be funded from internal sources and to the extent necessary from borrowings. This expenditure primarily relates to mining activities, infrastructure, hostel upgrades as well as the development of K4 and Keliber.
37.  Related-party transactions
Sibanye-Stillwater entered into related-party transactions with Rand Refinery, and its subsidiaries during the year. The transactions with these related parties are generally conducted with terms comparable to transactions with third parties, however in certain circumstances such as related-party loans between South African entities, the transactions were not at arm’s length.
See note 1.3 for the Group structure, which provides further detail on the relationship between the parent and subsidiary companies.
Blue Ridge
During 2024, an impairment allowance related to a receivable balance from Blue Ridge was recognised amounting to R118 million (see note 23).
Reldan Mexico S. de R.L. de C.V. (Reldan Mexico)
During 2024, the Group acquired a 72% investment in Reldan Mexico, through its wholly-owned subsidiary, Reldan International Holding
Company LLC (see note 16.2). For the year ended 31 December 2025, the Group purchased post-consumer e-scrap from Reldan Mexico amounting to R484 million (2024: R372 million).
Rand Refinery
Rand Refinery, in which Sibanye-Stillwater holds a 44.4% interest, has an agreement with the Group whereby it refines all of the Group’s gold production. For the year ended 31 December 2025, the Group received no dividend (2024: R221 million and 2023: R233 million) from Rand
Refinery, and sold gold and paid refining fees to Rand Refinery. See note 18.1 for additional information in respect of the Group’s investment in Rand Refinery.
The table below details the transactions and balances between the Group and its related parties:

Figures in million - SA rand	2025	2024	2023
Rand Refinery
Gold sales	1,196	818	710
Refining fees paid	(46)	(40)	(44)
Trade payable	(6)	(9)	(6)
AFR – 165
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
Key management remuneration
Total key management personnel compensation recognised under IFRS Accounting Standards:

Figures in thousands - SA rand	2025	2024	2023
Short-term employee benefits[1]	172,681	194,057	138,209
Post-employment benefits	10,301	10,072	9,397
Share-based payment	592,064	44,047	34,578
Total	775,046	248,176	182,184
1The amount for 2024 includes termination benefits of R29,590,540 (2023: R3,663,146)
38.  Directors' and prescribed officers' remuneration
The disclosure below incorporates remuneration for services rendered to various companies within the Group during the year.
The executive directors and prescribed officers were paid the following remuneration during the year:

Figures in thousands - SA rand	Salary	Cash bonus accrued for 2025 paid in 2026	Accrual of share-based payment benefits	Pension scheme total contributions	Expense allowance and other benefits	2025	2024	2023
Executive directors
Neal Froneman[1]	12,413	11,740	27,386	1,171	4,467	57,177	50,856	56,334
Richard Stewart[2]	10,163	9,987	9,101	1,129	—	30,380	20,564	19,947
Charl Keyter	8,002	8,325	11,246	1,143	—	28,716	23,541	25,701
Prescribed officers
Dawie Mostert	—	—	—	—	—	—	—	14,513
Themba Nkosi	5,290	5,583	8,824	868	—	20,565	14,570	14,369
Robert van Niekerk	9,988	11,210	9,704	1,847	473	33,222	23,202	21,856
Laurent Charbonnier[3]	1,029	—	—	—	14	1,043	43,821	23,548
Lerato Legong	2,178	—	1,388	297	1,124	4,987	14,016	10,760
Mika Seitovirta[4]	9,646	6,432	4,288	1,841	6,415	28,622	26,654	23,971
Charles Carter[5]	13,852	10,756	11,299	1,057	1,314	38,278	33,980	24,322
Melanie Naidoo-Vermaak	6,044	5,820	3,880	403	—	16,147	16,496	—
Richard Cox[6]	3,263	3,179	2,119	362	—	8,923	—	—
Mdu Bhulose[7]	1,036	938	625	183	2,000	4,782	—	—
Total	82,904	73,970	89,860	10,301	15,807	272,842	267,700	235,321
1Remuneration paid by Stillwater in US dollars was converted at the average exchange rate of R17.88/US$ (2024: R18.32/US$ and 2023: R18.42/US$) for the year ended 31
December 2025. Neal Froneman retired as the Group's CEO and executive director effective 30 September 2025
2Richard Stewart succeeded Neal Froneman as CEO and executive director on 30 September 2025 after appointed as CEO designate and executive director on 1 March
2025
3Remuneration paid in GBP was converted at the average exchange rate of R23.55/GBP (2024:R23.40/GBP and 2023: R22.93/GBP) for the year ended 31 December 2025.
Laurent ceased performing a prescribed officer role on 31 January 2025
4Remuneration paid in Euros was converted at the average exchange rate of R20.17/Euro (2024: R19.82/Euro, 2023: R19.94/Euro) for the year ended 31 December 2025
5Remuneration paid in US dollars converted at the average exchange rate of R17.88/US$ (2024: R18.32/US$, 2023:R18.42/US$)
6Appointed as prescribed officer on 1 July 2025
7Appointed as prescribed officer on 1 October 2025
AFR – 166
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
The non-executive directors were paid the following fees during the year:

Figures in thousands - SA rand	Directors fees	Committee fees	Expense allowance	2025	2024	2023
Timothy Cumming	1,288	1,114	111	2,513	2,594	2,535
Savannah Danson[1]	—	—	—	—	488	2,229
Harry Kenyon-Slaney	3,688	888	818	5,394	5,432	3,371
Richard Menell	1,244	1,248	171	2,663	2,710	3,610
Nkosemntu Nika[2]	—	—	—	—	660	1,927
Keith Rayner	1,244	1,660	—	2,904	3,336	2,655
Susan van der Merwe[2]	—	—	—	—	835	2,037
Jeremiah Vilakazi	1,244	989	—	2,233	2,201	1,994
Vincent Maphai	3,757	460	9	4,226	3,872	3,714
Elaine Dorward-King	1,566	1,864	1,399	4,829	4,201	2,799
Sindiswa Zilwa	1,244	1,034	—	2,278	2,354	2,146
Philipe Boisseau	1,586	1,657	954	4,197	2,490	—
Peter Hancock	1,601	1,697	930	4,228	3,451	—
Terence Nombembe	1,288	1,121	148	2,557	675	—
Lindiwe Mthimunye[3]	422	169	—	591	—	—
Total	20,172	13,901	4,540	38,613	35,299	29,017
1Resigned as non-executive director on 11 March 2024
2Resigned as non-executive director on 28 May 2024
3Appointed on 26 August 2025
AFR – 167
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended  31 December 2025
The directors’ and prescribed officers’ (including their associates) direct and indirect share ownership at 31 December 2025 was:

	Number of shares*			%
	2025	2024	2023	2025	2024	2023
Executive directors[1]
Neal Froneman[2]	1,829,452	1,829,452	3,284,428	0.06	0.06	0.12
Richard Stewart[3]	788,771	788,771	788,771	0.03	0.03	0.03
Charl Keyter	1,826,481	1,776,481	1,776,481	0.06	0.06	0.06
Non-executive directors[1]
Timothy Cumming	20,000	20,000	20,000	—	—	—
Richard Menell	10,125	10,125	10,125	—	—	—
Keith Rayner	78,992	78,992	73,992	—	—	—
Susan van der Merwe	—	—	1,028	—	—	—
Jeremiah Vilakazi	2,000	2,000	4,220	—	—	—
Vincent Maphai	232,813	228,224	228,224	0.01	0.01	0.01
Savannah Danson	—	—	16,519	—	—	—
Harry Kenyon-Slaney[4]	16,852	16,852	16,852	—	—	—
Total share ownership by directors	4,805,486	4,750,897	6,220,640	0.17	0.14	0.22
Prescribed officers[1]
Dawie Mostert	—	—	136,302	—	—	—
Themba Nkosi[5]	251,583	251,583	251,583	0.01	0.01	0.01
Robert van Niekerk	180,000	490,429	490,429	0.01	0.02	0.02
Laurent Charbonnier[6]	—	151,012	151,012	—	0.01	0.01
Charles Carter[7]	680,000	680,000	580,000	0.02	0.02	0.02
Melanie Naidoo-Vermaak	146,858	146,858	—	0.01	0.01	—
Total	6,063,927	6,470,779	7,829,966	0.21	0.23	0.28
*This is the shareholding at the reporting date unless otherwise stated
1Share ownership (including shares held by associates) in the Company at the date of this report was unchanged, except for the following directors:
•Charl Keyter - 2,010,300
•Richard Menell - 20,125
•Charles Carter - 720,000
2Neal Froneman and his associates held 388,863 ADSs (2024 and 2023: 388,863), which converted to 1,555,452 (2024 and 2023: 1,555,452) ordinary shares in the Company at 30 September 2025,which was the last known shareholding at resignation as CEO
3Appointed as CEO and executive director at 1 October 2025
4Harry Kenyon-Slaney and his associates hold 4,213 ADSs at 31 December 2025 (2024 and 2023:4,213) which convert to 16,852 (2024 and 2023: 16,852) ordinary shares in the
Company
5Themba Nkosi and his associates hold 5,300 ADSs at 31 December 2025 (2024 and 2023: 5,300) which convert into 21,200 (2024 and 2023: 21,200) ordinary shares in the
Company
6Laurent Charbonnier and his associates held 37,753 ADSs at 31 December 2024 (2023: 37,753) which converted to 151,012 (2023: 151,012) ordinary shares in the
Company. The ordinary shares held by Laurent and his associates represented the last known shareholding when he ceased performing a prescribed officer role on 31
January 2025
7Charles Carter and his associates hold 170,000 ADSs at 31 December 2025 (2024: 170,000, 2023: 145,000) which convert to 680,000 (2024: 680,000, 2023: 580,000) ordinary shares in the Company
39.  Events after reporting date
There were no events that could have a material impact on the financial results of the Group after 31 December 2025 up to the date on which the consolidated financial statements for the year ended 31 December 2025 were authorised for issue.
AFR – 168
ADJUSTED EBITDA RECONCILIATIONS

2025
		SA OPERATIONS														AMERICAS						EUROPE			AUSTRALIA
	GROUP	PRIMARY MINING											SECONDARY MINING					PRIMARY MINING	RECYCLING							SECONDARY MINING		GROUP
SA rand	Total	Total SA Operations	Total SA PGM	Rusten burg	Marikana	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	DRD- GOLD	Corporate and re- conciling items[1]	Total international operations	Total US operations	Total US PGM	US PGM	Total US recycling	Columbus	Pennsylvani a site and North Carolina site	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatmen t operation	Corporate and re- conciling items[1]	Cor- porate[1]
Reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA:
(Loss)/profit before royalties, carbon tax and tax	734	14,098	10,626	7,066	4,563	102	(8)	(1,097)	3,472	3,650	(4,843)	1,976	4,242	(1,553)	(7,870)	(156)	(36)	(3,066)	2,910	3,030	(120)	(9,403)	(1,631)	(7,772)	1,689	1,833	(144)	(5,494)
Adjusted for:
Amortisation and depreciation	9,367	7,855	4,203	2,007	2,100	47	412	(363)	3,652	1,994	717	363	392	186	1,509	1,489	1,252	1,246	243	6	237	19	2	17	1	—	1	3
Interest income	(1,568)	(1,028)	(481)	(132)	(287)	(18)	(14)	(30)	(547)	(99)	(80)	(47)	(182)	(139)	(389)	(361)	(351)	(224)	(137)	(127)	(10)	(21)	—	(21)	(7)	(6)	(1)	(151)
Finance expense	5,000	1,866	772	2,284	424	—	58	(1,994)	1,094	140	186	122	69	577	2,091	1,813	1,762	1,762	51	—	51	93	13	80	185	172	13	1,043
Share-based payments	2,114	1,302	761	398	361	5	—	(3)	541	142	111	83	40	165	798	480	453	453	27	—	27	245	42	203	73	73	—	14
(Gain)/loss on financial instruments	3,794	3,621	366	(2,463)	233	—	23	2,573	3,255	(25)	(21)	(14)	(25)	3,340	151	779	—	—	779	—	779	(451)	4	(455)	(177)	(177)	—	22
Loss/(gain) on foreign exchange movements	(155)	(15)	228	84	94	44	14	(8)	(243)	—	—	—	—	(243)	(98)	44	16	16	28	—	28	(183)	(175)	(8)	41	34	7	(42)
Share of results of equity-accounted investees after tax	(337)	(369)	147	—	—	—	—	147	(516)	—	—	—	—	(516)	11	11	7	7	4	—	4	—	—	—	—	—	—	21
Change in estimate of environmental rehabilitation obligation	495	(40)	50	53	(4)	—	—	1	(90)	—	—	(8)	(98)	16	535	—	—	—	—	—	—	729	729	—	(194)	(184)	(10)	—
(Gain)/loss on disposal of property, plant and equipment	14	(38)	19	(26)	(7)	—	1	51	(57)	(33)	(13)	(14)	4	(1)	52	52	52	52	—	—	—	—	—	—	—	—	—	—
Impairments	14,007	1,919	63	—	—	—	599	(536)	1,856	(166)	3,779	(449)	—	(1,308)	12,062	4,230	4,230	4,230	—	—	—	7,832	28	7,804	—	—	—	26
Occupational healthcare gain	49	49	—	—	—	—	—	—	49	—	—	—	—	49	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	247	75	9	4	4	—	—	1	66	6	9	15	—	36	172	2	2	2	—	—	—	170	170	—	—	—	—	—
Transaction and project costs	4,543	(1)	(1)	—	—	—	—	(1)	—	—	—	—	—	—	566	189	14	14	175	—	175	373	373	—	4	—	4	3,978
Lease payments	(267)	(126)	(80)	(19)	(29)	(1)	—	(31)	(46)	(2)	(8)	(14)	(11)	(11)	(141)	(3)	(1)	(1)	(2)	—	(2)	(33)	(21)	(12)	(105)	(105)	—	—
Onerous contract provision	(124)	—	—	—	—	—	—	—	—	—	—	—	—	—	(124)	—	—	—	—	—	—	(124)	(124)	—	—	—	—	—
Corporate leadership costs	50	50	—	—	—	—	—	—	50	—	—	—	—	50	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Compensation for losses incurred	(142)	(38)	—	—	—	—	—	—	(38)	—	(27)	(1)	—	(10)	(104)	(46)	(46)	(46)	—	—	—	—	—	—	(58)	(58)	—	—
Other	—	—	—	9	—	—	—	(9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gain on increase in equity- accounted investment	(5)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(5)
Gain on assets held for sale	(16)	7	—	—	—	—	—	—	7	—	—	—	7	—	(23)	(1)	(1)	(1)	—	—	—	(22)	—	(22)	—	—	—	—
Adjusted EBITDA	37,800	29,187	16,682	9,265	7,452	179	1,085	(1,299)	12,505	5,607	(190)	2,012	4,438	638	9,198	8,522	7,353	4,444	4,078	2,909	1,169	(776)	(590)	(186)	1,452	1,582	(130)	(585)

2024
		SA OPERATIONS															AMERICAS						EUROPE			AUSTRALIA
	GROUP	PRIMARY MINING												SECONDAR Y MINING					PRIMARY MINING	RECYCLING							SECONDAR Y MINING		GROUP
SA rand	Total	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie- fontein	Kloof	Beatrix	DRD- GOLD	Corporate and re- conciling items[1]	Total internationa l operations	Total US operations	Total US PGM	US PGM	Total US recycling	Columbus	Pennsylvani a site recycling	Total EU operations	Sandouville nickel refinery	Corporate and re- conciling items[1]	Total AUS operations	Century zinc retreatme nt operation	Corporate and re- conciling items[1]	Cor- porate[1]
Reconciliation of profit before royalties, carbon tax and tax to adjusted EBITDA:
(Loss)/profit before royalties, carbon tax and tax	(3,669)	8,131	5,177	10,480	2,572	(270)	170	90	(7,865)	2,954	1,284	(906)	520	2,405	(349)	(10,633)	(10,454)	(10,474)	(10,795)	341	321	20	—	(531)	531	(179)	77	(256)	(1,167)
Adjusted for:																—	—			—
Amortisation and depreciation	8,810	6,547	3,647	1,162	1,884	487	43	334	(263)	2,900	1,380	788	395	312	25	2,261	2,105	1,934	1,929	176	5	171	38	29	9	118	117	1	2
Interest income	(1,337)	(966)	(468)	(86)	(224)	(135)	(23)	(6)	6	(498)	(81)	(82)	(46)	(230)	(59)	(368)	(313)	(305)	(305)	(8)	—	(8)	(53)	(1)	(52)	(2)	(1)	(1)	(3)
Finance expense	4,571	1,948	611	3,240	392	131	—	45	(3,197)	1,337	260	294	193	78	512	2,297	1,791	1,761	1,761	30	—	30	204	70	134	302	288	14	326
Share-based payments	251	178	99	31	47	18	1	—	2	79	17	12	7	27	16	53	35	35	35	—	—	—	13	7	6	5	5	—	20
(Gain)/loss on financial instruments	(5,433)	(3,128)	(2,341)	(11,878)	(1,249)	2	—	—	10,784	(787)	(19)	(18)	(12)	(19)	(719)	(2,372)	(1,869)	(1,733)	(1,733)	(136)	—	(136)	(772)	(7)	(765)	269	269	—	67
(Gain)/loss on foreign exchange movements	215	74	53	(66)	31	73	(3)	129	(111)	21	—	—	—	(11)	32	88	3	5	5	(2)	—	(2)	97	110	(13)	(12)	(10)	(2)	53
Share of results of equity-accounted investees after tax	(212)	(230)	97	—	—	—	—	—	97	(327)	—	—	—	—	(327)	7	7	—	—	7	—	7	—	—	—	—	—	—	11
Change in estimate of environmental rehabilitation obligation, and right of recovery liability and asset	447	450	206	52	12	142	—	—	—	244	—	—	(13)	—	257	(3)	—	—	—	—	—	—	23	23	—	(26)	(22)	(4)	—
(Gain)/loss on disposal of property, plant and equipment	(55)	(95)	(33)	(17)	(15)	(1)	—	1	(1)	(62)	(18)	(17)	(24)	(1)	(2)	40	40	40	40	—	—	—	—	—	—	—	—	—	—
Impairments	9,173	17	124	—	112	(9)	—	26	(5)	(107)	—	—	—	—	(107)	9,156	8,824	8,824	8,824	—	—	—	221	221	—	111	4	107	—
Occupational healthcare gain	(76)	(76)	—	—	—	—	—	—	—	(76)	—	—	—	—	(76)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Restructuring costs	550	424	271	47	218	4	—	—	2	153	14	3	10	—	126	126	126	126	126	—	—	—	—	—	—	—	—	—	—
Transaction and project costs	851	—	—	—	—	—	—	—	—	—	—	—	—	—	—	427	213	26	26	187	—	187	193	193	—	21	—	21	424
Lease payments	(244)	(97)	(62)	(20)	(38)	(3)	(1)	—	—	(35)	—	(9)	(5)	(19)	(2)	(147)	(6)	(5)	(5)	(1)	—	(1)	(25)	(20)	(5)	(116)	(116)	—	—
Cyber costs	67	54	18	6	10	2	—	—	—	36	3	3	2	—	28	13	7	7	7	—	—	—	—	—	—	6	6	—	—
Compensation for losses incurred	(26)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(26)	(26)	(26)	(26)	—	—	—	—	—	—	—	—	—	—
Provision for community costs post closure	24	—	—	—	—	—	—	—	—	—	—	—	—	—	—	24	—	—	—	—	—	—	—	—	—	24	24	—	—
Onerous contract provision	(817)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(817)	—	—	—	—	—	—	(817)	(817)	—	—	—	—	—
Gain/increase in equity-accounted investment	(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(2)
Adjusted EBITDA[1]	13,088	13,231	7,399	2,951	3,752	441	187	619	(551)	5,832	2,840	68	1,027	2,542	(645)	126	483	215	(111)	594	326	268	(878)	(723)	(155)	521	641	(120)	(269)
AFR – 169
NOTIONAL FREE CASH FLOW RECONCILIATIONS
RECONCILIATION OF NOTIONAL FREE CASH FLOW TO NET CASH FROM OPERATING ACTIVITIES

Figures in million - SA rand	2025
	Group	Total of operations	Southern Africa Operations	Internationa l Operations	Total SA PGM	Total SA gold	Total US PGM (including Columbus recycling)	Pennsylvani a site and North Carolina site	Total EU operations	Total AUS operations	Corporate
Notional free cash flow	29	3,675	9,070	(5,395)	5,846	3,224	(831)	1,012	(6,572)	996	(3,646)
Adjusted for:
Property, plant and equipment additions	20,307	20,304	12,531	7,773	5,910	6,621	1,779	46	5,762	186	3
Net royalties, carbon tax and tax paid	(2,865)	(2,855)	(2,675)	(180)	(2,285)	(390)	286	(130)	12	(348)	(10)
Add back of accrued tax and royalties	3,562	3,550	3,167	383	3,015	152	46	112	(7)	232	12
Cash-settled share-based payments made	(649)	(643)	(433)	(210)	(279)	(154)	(111)	(8)	(71)	(20)	(6)
Dividends paid	(302)	(4,760)	(4,669)	(91)	(3,289)	(1,380)	—	—	(91)	—	4,458
Net interest (including intercompany)	(1,488)	(1,644)	36	(1,680)	17	19	(1,008)	(204)	(413)	(55)	156
Net working capital (including intercompany)	2,273	2,276	(4,234)	6,510	(5,315)	1,081	(1,293)	7,417	578	(192)	(3)
Movement on metals consignment line	(7,645)	(7,645)	—	(7,645)	—	—	—	(7,645)	—	—	—
Deferred revenue recognised	(1,421)	(1,421)	—	(1,421)	—	—	—	(420)	—	(1,001)	—
Deferred revenue received in advance	10,745	1,530	—	1,530	—	—	—	433	—	1,097	9,215
Re-allocation of stream revenue and costs	—	1,652	1,177	475	1,177	—	475	—	—	—	(1,652)
Other items	(1,139)	(651)	(435)	(216)	(196)	(239)	(621)	306	(78)	177	(488)
Net cash from operating activities	21,407	13,368	13,535	(167)	4,601	8,934	(1,278)	919	(880)	1,072	8,039
Non-IFRS measures such as notional free cash flow is considered as pro forma financial information as per the JSE Listing Requirements.
The pro forma financial information is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, notional free cash flow should not be considered in isolation or as a substitute for measures of financial performance and cash flows prepared in accordance with IFRS Accounting Standards, namely net cash from operating activities.

Figures in million - SA rand	2024
	Group	Total of operations	Southern Africa Operations	Internationa l Operations	Total SA PGM	Total SA gold	Total US PGM (including Columbus recycling)	Pennsylvani a site and North Carolina site	Total EU operations	Total AUS operations	Corporate
Notional free cash flow	(12,397)	(12,133)	(1,472)	(10,661)	136	(1,608)	(3,375)	133	(7,449)	30	(264)
Adjusted for:
Property, plant and equipment additions	21,569	21,571	12,451	9,120	5,683	6,768	2,988	10	5,905	217	(2)
Net royalties, carbon tax and tax paid	(2,235)	(2,215)	(1,849)	(366)	(1,597)	(252)	15	(78)	—	(303)	(20)
Add back of accrued tax and royalties	1,961	1,951	1,587	364	1,456	131	21	125	2	216	10
Cash-settled share-based payments made	(751)	(742)	(680)	(62)	(626)	(54)	(37)	—	(24)	(1)	(9)
Dividends paid	(173)	(47,530)	(47,530)	—	(39,191)	(8,339)	—	—	—	—	47,357
Net interest (including intercompany)	(1,219)	(1,187)	(75)	(1,112)	680	(755)	(847)	(120)	(52)	(93)	(32)
Net working capital (including intercompany)	6,853	6,755	1,305	5,450	16,888	(15,583)	668	4,473	79	230	98
Movement on metals consignment line	(4,308)	(4,308)	—	(4,308)	—	—	—	(4,308)	—	—	—
Deferred revenue recognised	(907)	(907)	—	(907)	—	—	—	(245)	—	(662)	—
Deferred revenue received in advance	3,307	3,307	2,698	609	905	1,793	—	243	—	366	—
Re-allocation of stream revenue and costs	—	582	—	582	—	—	582	—	—	—	(582)
Other items	(1,587)	(1,356)	(863)	(493)	(382)	(481)	(110)	(171)	(242)	30	(231)
Net cash from operating activities	10,113	(36,212)	(34,428)	(1,784)	(16,048)	(18,380)	(95)	62	(1,781)	30	46,325
AFR – 170
SHAREHOLDER INFORMATION
Registered shareholder spread at 31 December 2025

	Number of holders	% of total shareholders	Number of shares[1]	% of shares in issue[2,3]
1-1,000 shares	40,232	82.51	4,974,135	0.18
1,001-10,000 shares	6,311	12.95	20,526,961	0.72
10,001-100,000 shares	1,456	2.99	45,938,058	1.62
100,001-1,000,000 shares	564	1.16	173,753,228	6.14
1,000,001 shares and above	189	0.39	2,585,374,882	91.34
Total	48,752	100.00	2,830,567,264	100.00
1As of 27 March 2026, the issued share capital of Sibanye-Stillwater consisted of 2,830,567,264 ordinary shares
2Figures may not add due to rounding
3To our knowledge: (1) Sibanye-Stillwater is not directly or indirectly owned or controlled (a) by another entity or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Sibanye-Stillwater. To the knowledge of Sibanye-Stillwater’s management, there is no controlling shareholder of Sibanye-Stillwater
Public and non-public shareholdings at 31 December 2025

Shareholder type	Number of holders	% of total shareholders	Number of shares	% of shares in issue
Non-public shareholders	14	0.03	7,886,937	0.27
Directors and associates[1]	9	0.02	6,260,462	0.22
Prescribed Officers and associates	4	0.01	1,258,441	0.04
Share trust[2]	1	0.00	368,034	0.01
Public shareholders	48,738	99.97	2,822,680,327	99.73
Total	48,752	100.00	2,830,567,264	100.00
1 Included in the number of prescribed officers and associates was shareholdings for Neal Froneman the previous CEO until his retirement on 30 September 2025
2Included in the number of non-public shareholders for the Share trust are trustees who are beneficiaries of this trust
Foreign custodians of 5% or more at 31 December 2025

	Number of shares	% of shares in issue
Bank of New York Mellon (ADSs Sponsor)	896,697,906	31.68
State Street Bank & Trust Co.	781,865,240	27.62
JPMorgan Chase & Co.	163,466,128	5.78
AFR – 171
SHAREHOLDER INFORMATION continued
Beneficial shareholder categories at 31 December 2025

	Number of holders	% of shareholders	Number of shares[1]	% of shares in issue[1]
American Depository Receipts	175	0.35	894,652,646	31.61
Black Economic Empowerment	2	—	1,302,135	0.05
Corporate Holding	4	0.01	10,431,768	0.37
Custodians	62	0.13	105,597,428	3.73
ESG	2	—	167,163	0.01
Exchange-Traded Fund	50	0.10	101,545,194	3.59
Foreign Government	3	0.01	403,807	0.01
Hedge Fund	23	0.05	94,014,367	3.32
Insurance Companies	19	0.04	41,238,761	1.46
Investment Trust	2	—	596,187	0.02
Medical Aid Scheme	5	0.01	4,045,605	0.14
Mutual Fund	166	0.34	287,613,466	10.16
Other managed funds	47,520	97.48	140,687,285	4.97
Pension Funds	259	0.53	756,362,695	26.72
Private Equity	1	—	442,970	0.02
Private Investor	138	0.28	67,763,813	2.39
Sovereign Wealth	27	0.06	78,544,229	2.77
Stock Brokers	3	0.01	670,026	0.02
Trading Position	26	0.05	124,971,738	4.42
Unit Trusts	42	0.09	48,644,020	1.72
University	223	0.46	248,301,205	8.77
Total	48,752	100.00	3,007,996,508	106.27
1 The number of shares and percentage shares in issue in the beneficial shareholder category table above, are over the shares in issue of 2,830,567,264 at 31 December 2025 due to stock lending
AFR – 172
SHAREHOLDER INFORMATION continued
The tables below show the change in the percentage ownership of Sibanye-Stillwater’s major shareholders, to the knowledge of Sibanye-
Stillwater’s management, between 2023 and 2025.
Investment management shareholdings of 5% or more at 31 December1

	2025		2024		2023
	Number of shares	% of shares in issue	Number of shares	% of shares in issue	Number of shares	% of shares in issue
PIC	509,595,527	18.00	393,904,882	13.92	488,960,260	17.27
Lingotto Investment Management, LLP	226,051,562	7.99	214,319,720	7.57	157,104,510	5.55
BlackRock Inc	144,770,708	5.11	142,494,663	5.03	132,257,343	4.67
Allan Gray	427,088	0.02	116,811,664	4.13	181,546,600	6.41
1A list of the investment managers holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 5% or more of the issued share capital of Sibanye-Stillwater as of 27 March 2026 is set forth below:

	Number of shares	% of shares in issue
Government Employees Pension Fund (PIC)[2]	482,133,298	0.17
Lingotto Investment Management LLP	191,849,715	0.07
2This represents funds managed by the PIC as an investment fund manager, which holds the majority of its shares on behalf of the Government Employees Pension Fund
Beneficial shareholdings of 5% or more at 31 December1

	2025		2024		2023
	Number of shares	%	Number of shares	%	Number of shares	%
Government Employees Pension Fund (PIC)[2]	567,261,443	20.04	390,972,890	13.81	495,015,046	17.72
1A list of the individuals and organisations holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, beneficial holdings of 5% or more of the issued share capital of Sibanye-Stillwater as of 28 March 2025 is set forth below:

	Number of shares	% of shares in issue
Government Employees Pension Fund (PIC)[2]	506,013,130	0.18
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
AFR – 173
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
Dr Vincent Maphai* (Chairman)
Dr Richard Stewart (CEO)+
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney* ^
Prof Jeremiah Vilakazi*#
Dr Lindiwe Mthimunye++
Keith Rayner#
Dr Peter Hancock*
Philippe Boisseau*
Richard Menell#
Sindiswa Zilwa*
Terence Nombembe*
Timothy Cumming#
*    Independent non-executive
#  Non-executive
^  Lead independent director 1 January 2024
+    Appointed as executive director 1 March 2025 and as CEO on 1 October 2025
++  Appointed as independent non-executive director 26 August 2025
INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com
JSE SPONSOR
J.P. Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road, Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa

AUDITORS
BDO South Africa Inc.
Wanderers Office Park
52 Corlett Drive
Illovo 2196
South Africa
Private Bag X60500
Houghton 2041
South Africa
Tel: +27 11 488 170
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
JSE Building
One Exchange Square
2 Gwen Lane
Sandown
Sandton, 2196
South Africa
Contact
Farhana Adam
Tel: +27 84 433 4836
Izzy van Schoor
Tel: +27 81 711 4255
Michael Wenner
Tel: +27 61 440 0654
e-mail: proxy@tmsmeetings.co.za

CORPORATE GOVERNANCE AND REGULATORY COMPLIANCE Sibanye-Stillwater is listed on the JSE and the NYSE and complies with Section 14.10 of the JSE Listings Requirements and the requirements of Subpart 1300 of Regulation S-K of the U.S. Securities Act (SK-1300). For all of our managed operations, as well as our development and exploration properties, and for certain non-managed assets (specifically DRDGOLD and Mimosa), we have prepared the Mineral Resources, Mineral Reserves, and the mineral asset valuations that support the Mineral Reserve estimates. These have been prepared in accordance with the South African Code for Reporting of the Exploration Results, Mineral Resources and Mineral Reserves (SAMREC 2016 edition, including Table 1 and Appendices) and the South African Code for the Reporting of Mineral Asset Valuation (SAMVAL 2016 edition). We have fully complied with all requirements set out in these codes. This disclosure also meets the requirements of Section 14 of the JSE Listings Requirements. For our non-managed properties (all non-material assets), the Marathon and Altar exploration property estimates were prepared in compliance with the Canadian NI 43-101. The NI 43-101 is a Committee for Mineral Reserves International Reporting Standards (CRIRSCO) sister code of SAMREC and SAMVAL. The Group has verified these estimates for alignment to SAMREC/SAMVAL and SK-1300, and believes that the final estimates would be similar (barring reporting methodology), and that therefore they can be considered current. In complying with the requirements of SK-1300, this document serves to satisfy both the summary disclosure requirements set out under Item 1303 of SK-1300 (Item 1303) and individual material property disclosure requirements set out under Item 1304 of SK-1300 (Item 1304). Section 1 contains all summary disclosure-related information set out under Item 1303, while Sections 2 and 3 contain individual material property disclosure information required under Item 1304 of SK-1300 for material properties. To ensure alignment and continuity with past disclosures, the Group is also disclosing additional and relevant information on non-material properties in Sections 2 and 3. This report also complies with the internal controls disclosure requirements set out under Item 1305 of SK-1300 (Item 1305). Disclosures pursuant to Item 1305 can be found in Sections 2 and 3. MATERIAL PROPERTIES A materiality assessment has been conducted on the Group’s mineral properties, which led to the identification of five material properties key to the Group’s Mineral Reserves: revenue, profits, and strategy. The properties considered material for the purpose of SK-1300 are listed below. PGM l SOUTHERN AFRICA: the Marikana operation and Rustenburg operation l AMERICAS: the US PGM operations consisting of the East Boulder and Stillwater mines GOLD l SOUTHERN AFRICA: The Driefontein operation BATTERY METALS l FINLAND: the Keliber lithium project In support of the material property disclosure for the 2025 reporting period, Sibanye-Stillwater has filed updated technical report summaries (TRS) for: l Marikana operation, where the inclusion of the E4 mechanised UG2 project has led to a material increase in Mineral Reserves l Rustenburg operation, where the acquisition of the Kroondal operation led to a material increase in Mineral Reserves These filings with the United States Securities and Exchange Commission (SEC) on Form 6-K, were incorporated by reference as exhibits to the 2025 Annual report on Form 20-F, and can be accessed via EDGAR. Mineral Resources are reported exclusive of Mineral Reserves, on an attributable legal interest basis. Keliber lithium project landscape in Finland OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 4

SOUTHERN AFRICA PGMS The SA PGM operations comprise two managed underground operations (Marikana and Rustenburg). In addition, the Group has a 50% attributable interest in a non-managed, underground operation (Mimosa) in Zimbabwe. During 2025, the pre-feasibility study (PFS) into the Marikana E4 mechanised UG2 project was completed, resulting in the maiden inclusion of those Mineral Reserves. For the 2025 disclosure, the Rustenburg and Kroondal operations’ Mineral Resources and Mineral Reserves were combined, following the acquisition of Kroondal by Rustenburg. The Rustenburg (74% attributable) operation produces concentrate which is processed in terms of a toll-treatment agreement with Rustenburg Platinum Mines Pty Ltd, a subsidiary of Valterra Platinum Ltd. The Marikana operation (80.64% attributable) processes its own as well as third-party concentrate via a metallurgical smelter and base metals refinery at the operation, and a precious metals refinery complex located in Brakpan, to the east of Johannesburg. Apart from the primary mining operations, significant surface tailings treatment operations exist: l The Platinum Mile tailings retreatment facility (100% owned and managed) recovers PGMs from historic Rustenburg TSFs as well as live tailings streams from the Rustenburg concentrator plants l The Bulk tailings treatment (BTT) facility recovers PGMs from the ETD2 TSF at the Marikana operation l The Eastern tailings treatment project (ETTP) facility recovers PGMs from live tailings material from the EPL concentrator at the Marikana operation. Chromite recovery from EPL live tailings occurs at the EPL Glencore Chrome Recovery Plant l At the Rustenburg and Marikana operations, a chromite concentrate is recovered as a by-product at various UG2 concentrator plants The Akanani exploration project (80.13% attributable) is an exploration asset on the northern limb of the Bushveld Igneous Complex (BC) near the town of Mokopane. The Limpopo exploration project, located approximately 50km southeast of Mokopane, consists of the care and maintenance Baobab operation (80.64% attributable), the Dwaalkop mining right (50:50 JV area with Northam, 40.32% attributable), and the Doornvlei mining right (80.64% attributable). GOLD The SA gold operations are made up of four managed, producing, underground and surface operations in South Africa, namely the Kloof (100% attributable), Driefontein (100% attributable) and Cooke (76% attributable) operations in the West Wits region, and Beatrix (100% attributable) operation in the Free State province. Sibanye- Stillwater owns and manages four metallurgical processing facilities where gold-bearing ore is processed, and gold extracted. Burnstone (100% attributable) is a development project in the Mpumalanga province. In addition, and in support of its gold mining activities. Wholly-owned and managed projects in study phase include the Bloemhoek and De Bron Merriespruit, which form part of the Southern Free State (SOFS) exploration project. The Group also reports Mineral Resources and Mineral Reserves on an attributable basis for DRDGOLD Limited (DRDGOLD) due to its 50.10% equity interest. DRDGOLD operates the Far West Gold Recoveries (FWGR) and the ERGO Gold Recoveries operations. URANIUM Significant quantities of uranium are present in the historic TSFs of the Cooke operation, as well as in the Beisa project area, a combined gold and uranium deposit at the Beatrix operation. These are considered exploration (Beisa) or development (Cooke) projects, even though they occur within existing operational mining right areas. The FS into the exploitation of the Cooke TSF has been completed, leading to the declaration of a maiden Mineral Reserve. The Beisa Mineral Resource is reported subject to a pending transaction with Neo Energy Metals PLC, expected to close in early 2026, for the sale of the Beisa uranium asset in exchange for a consideration of R250 million in cash and R250 million in equity in Neo (approximately 40%). AMERICAS PGMS Sibanye-Stillwater wholly owns and operates PGM mining and processing operations located in Montana, US. These assets include the Stillwater mine, the East Boulder mine, two concentrator plants, and PGM mining claims located near the town of Nye. In addition, the Group owns and operates a metallurgical smelter and base metals refinery complex situated in the town of Columbus, Montana. The Group has a 12.14% equity holding in Generation Mining Ltd, the owner and operator of the Marathon PGM project in Canada. The Group holds a 31.47% non-managed interest in the Altar copper-gold porphyry exploration project in Argentina, for which a preliminary economic assessment (PEA) was completed in 2025. EUROPE BATTERY METALS The Group is developing the Keliber lithium project in Finland(79.82% attributable). As part of a staged ramp-up process, open pit ore mining commenced in Q1 2026, with first spodumene concentrate production scheduled for H2 2026. Successful exploration activities are also ongoing at the extensive mineral title holdings, which have led to a Mineral Resource increase. AUSTRALIA ZINC AND COPPER The Group owns 100% of the Century zinc operation, a tailings retreatment operation in Queensland, Australia. The Group is undertaking a FS to incorporate the mining of neighbouring phosphate deposits as an alternative use for the considerable fixed infrastructure, which would extend the life of the operation post the TSF depletion. The FS into reopening the Mt Lyell (under care and maintenance) copper mine in Tasmania has been delivered, leading to a maiden Mineral Reserve being declared. NON-MINERAL PROPERTIES PGM RECYCLING AND NICKEL REFINING The Columbus metallurgical complex, which is managed as an integrated business with our US PGM operations, is one of the world’s largest recyclers of PGMs derived from spent catalytic converters and other industrial sources. In addition, Sibanye- Stillwater Reldan is a precious metals recycling group, with facilities in Pennsylvania, USA, as well as Mexico and India. The production of nickel cathodes at the Sandouville nickel refinery has ceased in Q1 2025. A pre-feasibility study (PFS) to assess the potential conversion of the Sandouville plant to produce pCAM (the GalliCam project) is underway. OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION LOCATION OF OUR OPERATIONS AND PROJECTS continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 6

THE GROUP AT A GLANCE PG M ( 2E ( U S) /4 E (S A ) (M o z) PGM exploration properties – Mineral Resources — 0.2 0.5 22.0 10.5 0.2 9.6 9.2 0.1 Measured Indicated Inferred A ka n a n i Li m p o p o M a ra th o n 0 5 10 15 20 25 OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION GROUP SUMMARY OF MINING PROPERTIES continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 15 Notes: Resources: Mineral Resources exclusive of Mineral Reserves

SA PGM OPERATIONS GEOLOGICAL SETTING SOUTH AFRICAN OPERATIONS The Bushveld Igneous Complex (BC) is the world’s largest known mafic igneous layered intrusion, and contains more than 85% of the world’s known Mineral Resources of PGMs. The mineralised Merensky and UG2 reefs are host to the PGMs at the Rustenburg, and Marikana operations, and are contained within the Rustenburg layered suite (RLS) of ultramafic to mafic rocks. These reefs are laterally continuous and extensive. The BC occurs geographically as discrete compartments categorised as limbs. Sibanye-Stillwater’s PGM operations (Marikana and Rustenburg) are located on the Western Limb, south-east of the Pilanesberg Complex, while the PGM exploration projects are located on the eastern and northern limbs of the BC. The Merensky Reef typically consists of a pegmatoidal feldspathic pyroxenite layer, bounded on the top and bottom by thin chromitite layers (stringers) dipping approximately 9&ordm; to 12&ordm; in a north-easterly direction. The Merensky Reef transitions across the Sibanye-Stillwater operations, from a thin pegmatoidal reef to a thick non- pegmatoidal reef, with a major transition at the Marikana operation. The Merensky Reef contains economically significant base metal sulphide and PGM mineralisation. The UG2 Reef is rich in chromitite and rhodium, but with lower gold, copper and nickel values, as compared to that of the Merensky Reef. The main UG2 layer (main seam) has an average thickness varying between 55cm and 75cm. The top of the UG2 Reef consists of a thin layer of chromitite, which generally averages 20cm in thickness and is referred to as the leader seam. This leader seam is separated from the main seam by a non-mineralised pyroxenite layer of variable thickness of 5cm to 6m. Across the PGM operations, the UG2 Reef occurs vertically between 90m and 180m below the Merensky Reef. The Merensky and the UG2 Reefs are affected by structural and other geological features, including potholes and iron-rich ultramafic pegmatoids (IRUPs), which result in geological losses and have an impact on mining. ZIMBABWEAN OPERATION The Mimosa mine is located on the Wedza sub-chamber of the southern portion of the Great Dyke in Zimbabwe, approximately 32km from the town of Zvishavane. The Great Dyke is divided vertically into a lower ultramafic sequence, and an upper mafic unit. Economic PGM mineralisation occurs within the main sulphide zone (MSZ). The MSZ is typically 2m to 3m thick, but can reach up to 20m thick locally, resulting in a marked decrease in grade with thickening of the zone. Although mineralisation is very consistent, localised disruption to the reef due to pegmatoids and washout channels have been encountered in some areas of the operation. Unlike the BC, the reef is not in contact with or within chromitite seams. The MSZ has consistent definitive metal profiles. GEOLOGY OF THE BUSHVELD IGNEOUS COMPLEX OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 23

UG2 MINERAL RESERVE CLASSIFICATION MAP FOR THE COMBINED SOUTH AFRICAN PGM OPERATIONS MERENSKY MINERAL RESERVE CLASSIFICATION MAP FOR THE COMBINED SOUTH AFRICAN PGM OPERATIONS OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION PGM OPERATIONS continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 26

OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION PGM OPERATIONS continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 27 MARIKANA PROPERTY DESCRIPTION The Marikana operation is located in the Marikana district, 40km to the east of the town of Rustenburg in the North West province of South Africa. The lease area covers approximately 214km&sup2; and extends in excess of 30km from east to west and 15km from north to south. As discussed in Section 1, the Group considers the Marikana operation as material for the purpose of SK-1300. The Marikana operation currently has five operating shafts: K3, K4, Rowland, Saffy, and E3 which mine Merensky and UG2 reefs simultaneously via infrastructure consisting of shallow incline and deeper vertical shafts. The K3, K4, and Rowland vertical shafts target both the Merensky Reef and UG2 Reef horizons, while the E3 shallow decline and the Saffy vertical shaft target only the UG2 Reef. The vertical shaft complexes account for the largest portion of the Mineral Reserves. The Mineral Reserves are mined using predominantly conventional underground mining methods. The E3 shallow incline shaft extends to a depth of approximately 400m below surface; the K3, Rowland and Saffy vertical shafts extend to approximately 900m below surface, and the K4 vertical shaft to 1,130m. 42% (46.4Moz) of the total Mineral Resources are above shaft bottom infrastructure (AI), and 58% (64.0Moz) are below shaft bottom infrastructure (BI). The ore mined is processed through four of eight concentrators on site (two of which are on care and maintenance, and two are treating tailings material), with a combined ore milling capacity of approximately 600,000t per month. The concentrate is dispatched to the smelter where a sulphide-rich matte is produced for further processing at the base metal refinery (BMR). At the BMR, base metals (nickel and copper) are extracted and the resulting PGM-rich product is sent to the precious metal refinery (PMR) in Brakpan for final treatment. The PMR produces the final refined precious metal products. In addition to the underground operations, there are also two tailings retreatment operations: l Eastern tailings dam 2 (ETD2) is being mined with high-pressure water guns. The tailings are retreated at the bulk tailings treatment (BTT) plant l Tailings from the EPL concentrator, post the chromite recovery unit, are pumped to the ETTP plant, where a portion of the remaining PGMs are recovered

OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION PGM OPERATIONS continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 33 RUSTENBURG PROPERTY DESCRIPTION The Rustenburg operation is located in the North West province, north-east of the towns of Rustenburg and Kroondal, 123km west of Pretoria and 126km north-west of Johannesburg. The lease area covers approximately 266km&sup2; and is in excess of 20km from east to west, and 15km from north to south. As discussed in Section 1, the Group considers the Rustenburg operation as material for the purpose of SK-1300. The Rustenburg operation consists of three intermediate depth vertical shafts that utilise a conventional mining method — Siphumelele 1, Khuseleka 1, and Thembelani 1 — and six shallow, inclined operational, mechanised shafts, which utilise shallow bord-and-pillar mining methods. The Mineral Resource is accessed to 34 level (the lowest working level) at Siphumelele 1 shaft, approximately 1,350m below surface; to 28 level (the lowest working level) at Khuseleka 1 shaft, approximately 950m below surface; and 29 level (the lowest working level) at Thembelani 1 shaft, approximately 1,030m below surface. The Mineral Resources at Kwezi, K6, the two Bathopele shafts, Kopaneng and Bambanani are accessed via declines from surface to a maximum depth of approximately 600m below surface. 70% (41.6Moz) of the total Mineral Resources are above shaft bottom infrastructure (AI), and 30% (17.8Moz) are below shaft bottom infrastructure (BI). The vertical shafts mine both Merensky Reef and UG2 Reef horizons, while the shallow, mechanised shafts only mine UG2 Reef. The ore from the vertical shafts and Bathopele is processed at the Waterval UG2 concentrator. Ore from Kwezi, K6, Kopaneng, and Bambanani is processed via two concentrator plants (K1 and K2). All concentrate is processed in terms of toll and PoC agreements by Anglo American Platinum. All the UG2 concentrator plants have integrated chromitite recovery circuits, which recover a chromitite concentrate from the ore. In addition to the underground operations, there is also a tailings retreatment operation at the Platinum Mile plant where tailings from the Waterval TSFs and live tailings from the Waterval UG2  concentrator are retreated.

RUSTENBURG MINERAL TITLE The Rustenburg operation is the holder of the following mineral title under the following DMPR reference numbers: l NW30/5/1/2/2/82MR (82 MR) (153.72km&sup2;, valid until 28 July 2040) l NW30/5/1/2/2/80 MR (80 MR) (32.44km2, valid until 28 July 2040) l NW30/5/1/2/2/10205 MR (17.22km&sup2;, valid until 30 September 2039) l NW30/5/1/2/2/10204 MR (25.08km&sup2;, valid until 30 September 2039) l NW30/5/1/2/2/368 MR (2.66km&sup2;, valid until 4 March 2042) l NW30/5/1/2/2/369 MR (4.09km&sup2;, valid until 4 March 2042) l NW30/5/1/2/2/370 MR (0.33km&sup2;, valid to 4 March 2042) The Hoedspruit prospecting right, held under DMPR reference number: NW30/5/1/1/2/10405 PR, for which the renewal application was granted on appeal, where the execution of such deed of renewal is yet to occur. HISTORY l In 1929, the first vertical shaft at Rustenburg section was sunk at what was to become Rustenburg Platinum Mines Ltd, with Johannesburg Consolidated Investments (JCI) as primary founding entity. Anglo American acquired a controlling interest in JCI in 1960 and the control ultimately passed on to Anglo American Platinum in 1995 l In 1996, a PFS of the Kroondal platinum project, in which Aquarius Platinum Ltd (Aquarius) had a 45% stake, was completed. Mine development began in 1998 and an initial off-take agreement was signed with Impala Platinum Ltd that continued until 2008 l In 2000, Aquarius increased its stake in Kroondal to 100% l Between 2001 and 2003, Aquarius entered into a JV (50:50) agreement with RPM, a subsidiary of Anglo American Platinum (AAP), to extract Mineral Reserves located on adjacent Anglo American Platinum mining rights l In 2013, the extent of the Mineral Resource included in the PSA was extended, prolonging Kroondal’s LoM, and in 2016, Sibanye- Stillwater acquired the Rustenburg operation from Anglo American, as well as a 50% stake in Kroondal via the acquisition of Aquarius Platinum l In 2021, agreements with AAP were concluded allowing Kroondal to mine into the Rustenburg operation mining right and in 2022, Sibanye-Stillwater reached an agreement with AAP to take full ownership of Kroondal. All contractual obligations were fulfilled during 2023 l In January 2025, Rustenburg operation received regulatory approval and acquired all the assets and liabilities of Kroondal operation OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION PGM OPERATIONS RUSTENBURG continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 34

OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION PGM OPERATIONS continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 38 MIMOSA PROPERTY DESCRIPTION Mimosa is a shallow, mechanised PGM and base metal mining operation located in the Wedza sub-chamber of the Great Dyke of Zimbabwe, some 32km west of Zvishavane, a major mining centre situated 340km south-west of Harare, the capital city of Zimbabwe. Mimosa Mining Company is jointly owned by Impala Platinum and Sibanye-Stillwater in terms of a 50:50 JV shareholding. The Mimosa operation has four mineralised areas: North Hill, South Hill, Far South Hill and the Mtshingwe Block. The Mimosa mine is a mechanised underground operation on the South Hill ore deposit, consisting of two decline shafts, namely the Wedza shaft and the Blore shaft, as well as a small vertical shaft which is used for emergency access. Mining targets the Main Sulphide Zone (MSZ) which occurs at depths from roughly 60m to approximately 200m in depth. Mimosa ore is treated on site at its own dedicated PGM concentrator plant, whereafter concentrates are primarily transported by road to South Africa, where they are smelted and refined at Impala Platinum's (Implats) facilities. Mimosa has also begun toll processing some of its concentrates at the Zimplats smelter in Zimbabwe.

SA GOLD OPERATIONS OVERVIEW GEOLOGICAL SETTING Gold occurs in quartz-pebble conglomeritic units (or reefs) in a thick succession of metamorphosed sediments in what is known as the Witwatersrand Basin in South Africa. The basin is geographically located in the central-north to north-eastern part of South Africa and extends from Johannesburg in the north to some 40km south of Welkom and covers an area of approximately 70,000km&sup2;. More than 150 mines have operated in the basin since gold was first discovered in 1886, primarily producing gold. Uranium has also been historically produced, often as a by-product, since the early 1950s. The reefs, which are generally less than 2m thick, are widely considered to represent extensive alluvial fan deposits within structurally controlled basin edges. The gold is considered to have been syngenetically deposited with the conglomerates. Although the gold generally occurs in native form and is usually associated with pyrite, carbon and uranium, most of it has been subsequently modified and remobilised during secondary hydrothermal alteration. This is the generally accepted model for the origin of gold and uranium mineralisation of the Witwatersrand Basin. The most fundamental control to the gold distribution remains the association with mature quartz-pebble conglomerates on intra- basinal unconformity surfaces. The reefs are typically laterally continuous, as a consequence of the regional nature of the erosional surfaces. Consequently, the identification and modelling of erosional/sedimentary features are the key to in-situ Mineral Resource estimation. SIMPLIFIED STRATIGRAPHIC COLUMN OF THE WITWATERSRAND BASIN, HIGHLIGHTING THE REEFS MINED AT OUR OPERATIONS GEOLOGY OF THE WITWATERSRAND BASIN OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 43

MINERAL RESOURCE ESTIMATION (MANAGED OPERATIONS) Diamond drillhole and underground chip sample data form the bulk of the analytical data used in the estimation. The data used in the Mineral Resource estimation is stored in a relational SQL database and becomes available after QA/QC validation processes are completed. Geological facies and 3D structural modelling are completed, based on data gathered from drillholes, chip sampling and underground mapping. Geological facies interpretation is considered in the statistical analysis and estimation process. The resulting statistical domains may be further sub-divided or combined to ensure homogeneity of data and are used as hard boundaries in the estimation for the block sizes of 10m by 10m, 25m by 25m, and 100m by 100m. Detailed exploratory data analysis is carried out on data within individual domains. The main interpolation methodology utilised is ordinary kriging for the 10m by 10m, and 25m by 25m blocks. Simple kriging is only used for 100m by 100m blocks. Mineral Resource tonnages and grades are estimated in-situ over an estimated minimum mining width, and may include mineralisation below the selected cut-off grade to ensure that the Mineral Resources comprise practical mining blocks of adequate size and continuity. Mineral Resource estimations are depleted within defined 2D structurally modelled blocks, and dip corrections are applied to reflect true tonnages. The Mineral Resources are reported using an economic cm.g/t (grade x thickness) cut-off, based on our long-term Mineral Resource price outlook. Mineral Resource classification is based on the robustness of various data sources available including the confidence in the geological interpretation, variography and other estimation parameters. A Measured Resource classification is based on slope of regression on average greater than 95% in the first range of variograms for the block models of 10m by 10m and 25m by 25m. An Indicated Resource classification is based on the first and/or second search ellipse ranges and the number of samples averaging seventeen within the 100m by 100m block models. The areas in the third range of the variograms on the block size of 100m by 100m are classified as Inferred. INTERNAL CONTROLS (QA/QC) (MANAGED OPERATIONS) The gold operations follow industry best practice in data acquisition, ensuring data reliability, and utilise accredited analytical laboratories, which are frequently audited, both internally and externally. QA/QC procedures are followed on all drilling and sampling programmes (including underground chip sampling). The database system in use at Sibanye-Stillwater is a relational SQL database. This has various levels of security and is managed by an onsite database administrator and audited by external service providers. Analytical QA/QC is maintained and enforced through the submission of blanks and certified reference material; on average at least one QA/QC sample is inserted in every batch of 100 samples. This approximates to 1% of the total sampling database. Analysis of the QA/QC samples consists of checks on the certified reference materials’ expected values, and analysis of blank material. An internal procedure checks deviations from the expected values for the reference materials, with samples accepted within three standard deviations. Laboratory reporting of underground sampling results is not split into separate gold and silver assays. A combined grade is reported. For chip sampling, a “bullion” factor is then generated by the laboratory and released periodically to the operations to account for the silver content in the analysis. The laboratory is required to participate in various round robin exercises as part of maintaining their accreditation status. Internal audits of the laboratories are conducted every three months by the Mineral Resource department. The laboratory currently in use at the Sibanye-Stillwater gold operations, i.e. the Driefontein laboratory (Reg No 2002/031431/06) is SANAS (South African National Accreditation System) accredited with accreditation No T0379. GOLD PRICE VARIATION M in e ra l R e se rv e s (M o z) Gold Mineral R eserves price sensitivity 8.3 8.6 9.4 9.6 9.7 0.7 0.8 0.8 0.8 0.8 — — 0.6 0.6 0.6 2.2 2.3 2.4 2.4 2.4 — — 0.1 0.1 0.1 2.5 2.6 2.7 2.8 2.9 2.9 2.9 2.9 2.9 2.9 Beatrix Cooke Driefontein Kloof Burnstone DRDGOLD -10% -5% 0% 5% 10% 0 2.5 5 7.5 10 MINERAL RESERVE ESTIMATION (MANAGED OPERATIONS) The calculation of the Mineral Reserves from the Mineral Resource estimate includes the application of cut-off grades to ensure an average mining value that is above the pay limit. The pay limit is defined as the average value at which an orebody can be mined, at an all-in break-even cost, based on the planned mining volumes, updated modifying factors, and the estimated working cost. The cut-off grades, which are the absolute minimum mining grades that can be mined in order to maintain an average Mineral Reserve value aligned with the pay limit, are calculated using the latest pay limits and costs per mining area. Mining area selection is based on the cut-off grades, structural models, and pillar requirements, together with other practical mining considerations. Plans are developed with an approach that encourages the production team’s input into the process with guidance from all technical departments at multiple points in the planning process. The sensitivities of gold Mineral Reserve ounces at all operations are shown in the accompanying chart at -10%, -5%, base (R1,419,745/ kg), +5% and +10%, and are derived from a factored application of the base-case scheduled Mineral Reserves, reflecting the impact of a changing gold price on the prevailing cut-offs. The Mineral Reserve sensitivities are not based on detailed depletion schedules and should be considered on a relative and indicative basis only. OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION GOLD OPERATIONS continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 44

ESTIMATION RISKS Given the extensive mining history and well-understood nature of the orebodies, there are no deemed material risks to the Mineral Resource estimation. The key operational risks that could impact the Mineral Reserves are listed below. Commodity prices and exchange rate assumptions: Sibanye- Stillwater has assumed forward-looking price assumptions. Any material deviations from these assumptions could impact the Mineral Reserves, especially at marginal operations. Power supply interruptions: Loadshedding and load curtailment due to unreliable and erratic electricity supply from the national service provider has started to impact productivity at the operations. Even though Sibanye-Stillwater is actively working towards becoming less reliant on Eskom, with various renewable energy projects in operational and execution phase, it will still be exposed to this risk in the short to medium term. Cost escalation: Above average cost inflation could impact operating margins, and hence Mineral Reserves. Although cost increases have been well maintained and cost escalation assumptions relating to factors such as wages, utilities (including electricity) and other operational consumables are guided by PPI forecasts, continuous improvement initiatives are adopted to contain cost escalation to mitigate this risk. Operational performance: Operational underperformance and a slower than planned production build-up at projects may result in variations between planned and achieved production rates. Short interval controls are in place to enable the implementation of timeous interventions and, therefore, correction of deviations to plans. Ageing infrastructure: All the operating mines were developed between the 1960s and 1980s, and the original infrastructure needs regular maintenance, without which frequent breakdowns and mining interruptions could occur. All major installations are continuously reviewed and a comprehensive planned maintenance system is in place. Seismic risk: Mining at depth makes the mines prone to mining- induced seismic events, which could result in interruptions and loss of mineable areas. All mine plans are reviewed and approved by qualified rock engineers, a comprehensive seismic monitoring system is in place, and seismic response to production is monitored daily. Illegal mining: Mining activities are occasionally disrupted by illegal miners who gain access to the underground workings and operating footprint. These issues pose threats to the safety of our employees and to our operations, and contribute to increasing security-related costs. All shafts are completely secured, with strict access control; all operating areas are monitored via CCTV, and patrolled by security personnel. Gold pour at the SA gold operations OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION GOLD OPERATIONS continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 45

OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION GOLD OPERATIONS continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 46 DRIEFONTEIN PROPERTY DESCRIPTION The Driefontein operation is a mature, deep to ultra-deep level gold mine, located near Carletonville, approximately 70km west of Johannesburg, in the Gauteng province of South Africa. It consists of four vertical operating shafts: No. 1 shaft, No. 4 shaft, No. 5 shaft, and No. 8 shaft, extending down to 50 level (the lowest working level) at No. 5 shaft, approximately 3,300m below surface. Apart from the producing shafts, the operation also has three shafts dedicated to pumping fissure water and one dedicated to rock- hoisting only. As discussed in Section 1, the Group considers the Driefontein operation as material for the purpose of SK-1300. The conventional breast mining operation targets the VCR, Carbon Leader and Middelvlei Reefs. Ore from all the shafts is processed at the Driefontein No. 1 plant to produce dor&eacute; (a semi-pure alloy of gold and silver) that is subsequently refined at Rand Refinery Proprietary Limited (Rand Refinery).

OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION GOLD OPERATIONS continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 50 BEATRIX PROPERTY DESCRIPTION The Beatrix operation is a mature, shallow to intermediate depth underground gold operation. It is located near the towns of Welkom and Virginia, approximately 280km south-west of Johannesburg, in the Free State province of South Africa. It consists of two operating shafts: No. 1 shaft and No. 3 shaft, as well as the C&M No. 4 shaft. The orebody is accessed using a vertical shaft system, down to 26 level (the lowest working level at No. 3 shaft), approximately 1,350m below surface. Mining predominantly takes place from No. 3 shaft. The conventional breast mining operation targets the VS5/Beatrix Reef. Ore from all the shafts is processed at the Beatrix No. 1 plant to produce dor&eacute; that is subsequently refined at Rand Refinery. Apart from gold, the license area also holds the Beisa gold/uranium deposit (No. 4 shaft area), which is currently the subject of a transaction with Neo Energy Metals PLC (Neo).

OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION GOLD OPERATIONS continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 54 KLOOF PROPERTY DESCRIPTION The Kloof operation is an intermediate to deep level gold mining complex, situated in the West Wits Line of the Witwatersrand Basin, near the towns of Randfontein and Westonaria, approximately 60km west of Johannesburg, in the Gauteng province of South Africa. The Kloof operation consists of two producing vertical shafts, namely No.1 shaft and No. 8 shaft. 31 level is currently the deepest working level at No. 1 shaft, approximately 2,600m below surface. The conventional breast mining operation targets the Middelvlei, VCR, Libanon, and Kloof reefs. Fresh ore is transported by road to the Driefontein No. 1 plant, approximately 20km to the west of the Kloof Operation, as part of infrastructure optimisation. In addition, selected Kloof surface rock dump (SRD) material is treated at the Ezulwini processing plant. At the Driefontein No. 1 plant a dor&eacute; is produced that is subsequently refined at Rand Refinery.

OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION GOLD OPERATIONS continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 58 COOKE PROPERTY DESCRIPTION The Cooke operation is situated in the West Wits Line of the Witwatersrand Basin, near the town of Randfontein, approximately 35km south-west of Johannesburg, in the Gauteng province of South Africa. It was previously a large underground mining complex, consisting of four vertical production shafts, but the underground workings were placed on care and maintenance during 2017. Current operations consist of two main facilities: the Randfontein surface operation (RSO), which processes historic tailings through the Cooke gold plant, and the Ezulwini gold plant located at No. 4 shaft. Ezulwini gold plant provides processing services for both third party clients and our own operations. The Cooke TSF is located near Cooke Plant. A FS into the extraction of contained gold and uranium was completed, which led to the declaration of a maiden Mineral Reserve. Both plants produce dor&eacute; that is subsequently refined at Rand Refinery.

OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION GOLD OPERATIONS continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 62 DRDGOLD PROPERTY DESCRIPTION DRDGOLD (50.10% owned by Sibanye-Stillwater) is a JSE and NYSE-listed company that operates the ERGO and Far West Gold Recoveries (FWGR) operations, and is the world leader in recovering gold from the retreatment of historic TSFs. Sibanye-Stillwater obtained its ownership in DRDGOLD through an arrangement in November 2017, where it exchanged selected surface gold-processing assets, including the Driefontein No. 2 metallurgical plant and Driefontein No 3 TSF, for an initial 38.05% equity interest. This included an option to increase its stake to 50.10% via a further investment, which was exercised in 2020. The ERGO metallurgical plant, and its associated TSFs, are located 70km east of Johannesburg in the Gauteng province. The FWGR assets are situated in the West Rand of the Gauteng province, 30km south-west of Johannesburg. The FWGR operation includes historical TSFs, with a total area of 4.1km&sup2;, and includes the Driefontein No. 2 metallurgical plant.

OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 66 SA GOLD DEVELOPMENT BURNSTONE PROPERTY DESCRIPTION The Burnstone project is a shallow to intermediate depth gold development project, situated near Balfour in the Mpumalanga province, South Africa, 80km south-east of Johannesburg. Sibanye-Stillwater acquired the Burnstone project from the acquisition of WitsGold Ltd in 2014. The Burnstone project intends mining the UK9A Kimberley reef to produce approximately 140kozpa over a 25-year LoM. The ore- body is accessed via a vertical shaft extending to approximately 500m in depth, and a linked decline system from surface. The planned mining method is conventional breast stoping with a combination of conventional on-reef development and mechanised footwall development. Burnstone has an on-site gold processing plant, where dor&eacute; is planned to be produced.

OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 71 US PGM PROPERTY DESCRIPTION The Stillwater (including Stillwater West and Stillwater East sections) and East Boulder mines are underground mining operations, located near the towns of Nye and McLeod in Montana, US respectively. The mines are located within the Custer Gallatin National Forest, on the front range of the Beartooth Mountains, at elevations exceeding 2,700m above mean sea level (amsl). As discussed in Section 1, the Group considers the Stillwater and East Boulder mines, (together, the US PGM operations) as material for the purpose of SK-1300. The Stillwater West section, currently on care and maintenance, is accessed by a 580m deep shaft and five surface portals, while Stillwater East is accessed via three portal drives. The East Boulder mine is accessed via twin 5,800m long tunnel bored portal drives. The mines both target the J-M Reef zone via mechanised cut and fill (80% to 90%) and sub-level extraction (SLE) (10% to 20%) mining methods. Ore from the mines is milled and processed by integrated concentrator complexes located at each mine site. Concentrate smelting and base metals refining takes place at the Columbus metallurgical complex, situated in the town of Columbus, Montana. 2E PGM filter cake is then sent to a third-party refiner for final processing into pure metal.

STILLWATER MINE MINERAL RESERVE CLASSIFICATION: SECTION LOOKING NORTH EAST BOULDER MINE MINERAL RESERVE CLASSIFICATION: SECTION LOOKING NORTH M o z Combined S tillwater and E ast Boulder 2E PGM Mineral R eserve reconciliation 19.0 (0.3) 0.4 1.3 (0.2) (0.8) 19.4 20 24 R es er ve s D ep le tio n A re a in cl us io ns /e xc lu sio ns Es tim at io n m et ho do lo gy Ec on om ic v al ua tio n M od ify in g fa ct or s 20 25 R es er ve s 0 5 10 15 20 25 Notes: The +2.1% change year-on-year in the stated Mineral Reserves are principally attributed to the following: – Depletion (-0.3Moz) – An adjustment in Mineral Resource estimation methodology (+1.3Moz) – An adjustment to the economic valuation parameters (+0.2Moz) – An adjustment in the modifying factors (-0.8Moz) LIFE OF MINE It is estimated that the current Mineral Reserves will sustain the Stillwater mine until 2051 and the East Boulder mine until 2060. ESTIMATION RISKS Commodity prices: Sibanye-Stillwater has assumed forward-looking price assumptions. Any material deviations from these assumptions could impact the Mineral Reserves, especially at marginal operations. Geological: The grade distribution is generally variable, and in areas where drilling density is low, localised estimation might be inaccurate. Globally though, mineralised trends tend to be more consistent, decreasing the risk over the LoM. To mitigate this risk, definition drilling density in the Proven Reserve areas are high (15m). Geohydrological: Although mining operations at the Stillwater West and East Boulder mines have not experienced material interruptions due to groundwater problems, a significant amount of groundwater was encountered at the Stillwater East project during the development of the main access adits and the Benbow decline. A multi-pronged approach to mitigating this risk is in place. Geotechnical: Ground conditions can be challenging in certain parts of the mine, with the Stillwater East mine experiencing more regional challenging ground conditions which can impact mining productivity. Both mines have an extensive geotechnical database and developed ground classifications and support measures that are suited to the rock mass. The support systems and standards in place at both mines are considered sufficient to minimise the potential impact of foreseeable geotechnical risk. Operational performance: Operational underperformance and a slower than planned production build-up may result in variations between planned and achieved production rates. Short interval controls are in place to enable the correction of deviance to plans. Skilled labour: The US PGM operations continue to experience a shortage of skilled personnel, high attrition rates and an industry- wide labour scarcity. This may impact planned production rates, which could impact the execution of LoM plans. The operations have put in place retention and improvement initiatives, and have instituted training programs to hire local people to fill critical roles. OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION US PGM OPERATIONS STILLWATER AND EAST BOULDER continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 76

PGM EXPLORATION MARATHON PROPERTY DESCRIPTION The Marathon project is an advanced stage PGM-gold-copper exploration project, located approximately 10km north of the town of Marathon, Ontario, Canada, situated adjacent to the Trans- Canada Highway No. 17 on the north-east shore of Lake Superior. The project is at FS level, construction ready (barring finance) and aims to produce 2.16Moz palladium, 532Mlbs copper, 488koz platinum, 160koz gold and 3.05Moz silver over a thirteen year open pit life of mine. Exploration for copper and nickel deposits in the greater Marathon area started in the 1920s and continued until the 1940s with the discovery of several titaniferous magnetite and disseminated chalcopyrite occurrences. During the past four decades, the Marathon PGM-copper project has undergone several phases of exploration and economic evaluation, including geophysical surveys, prospecting, trenching, a diamond drilling programme, geological studies, resource estimates, metallurgical studies, mining studies and economic analyses. As at 31 December 2025, Sibanye-Stillwater owned an effective attributable share of 12.14%, via its equity interest in Generation Mining Ltd. MINERAL TITLE Generation Mining’s land position includes 47 mining leases covering 66.03km&sup2;, and 1,617 mining claims covering 268km&sup2;. The expiry dates of the leases vary between 2031 and 2041, while the mining claims expires between 2027 and 2029. The claims are registered in the name of Generation PGM Inc, a subsidiary of Generation Mining. All exploration activities are required to follow Schedule 1 of Ontario Regulations 308/12 and applicable Provincial Standards for Early Exploration. All claims have been renewed to their respective anniversary dates. Assessment reporting and transfer of work credits are required for claims to keep them in good standing. To renew leases is via an application, along with a fee and a written report of past activities justifying the need for renewal. This is required to be completed three months before the respective expiry dates. KEY DEVELOPMENTS During 2025, Generation Mining advanced the Marathon project by: l Receiving the remaining outstanding permitting, including all three outstanding approvals under the Lakes and Rivers Improvement Act in respect of infrastructure construction OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 78

OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 81 EUROPE - KELIBER LITHIUM DEVELOPMENT PROPERTY DESCRIPTION The Keliber lithium project is an advanced development stage project, located in the Central Ostrobothnian area; Kaustinen, Kokkola and Kruunupyy municipalities, western Finland.The Group considers the Keliber lithium project as material for the purpose of SK-1300. The Keliber lithium project will initially consist of open-pit mining operations from two deposits (Syv&auml;j&auml;rvi & Rapasaari); a mineral processing plant (P&auml;iv&auml;neva concentrator) at Kaustinen and a lithium hydroxide monohydrate (LiOH.H2O) refinery at the port of Kokkola.

KELIBER MINERAL TITLE The Keliber lithium project has three mining permits (7.12km&sup2;) and thirty five exploration permit areas covering a total area of 90.20km&sup2;. In addition there are a further three exploration permits (7.24km&sup2;) under application. The expiry date for the exploration permits varies between 2026-2029. Renewal is, however, possible under standard conditions under the Finnish mining act. HISTORY l The mineral rights to the L&auml;ntt&auml;, Emmes and Syv&auml;j&auml;rvi deposits were first owned by Suomen Mineraali Oy and then by Paraisten Kalkkivuori Oy (Later Partek Oy). These rights expired in 1992 and the areas were unclaimed until 1999 l In 1999, Olle Siren, together with private partners, claimed the L&auml;ntt&auml; deposit and later the Emmes deposit l From 2003 to 2012, the Geological Survey of Finland (GTK) held the mineral rights of the Syv&auml;j&auml;rvi and Rapasaari deposits l From 2012 to 2018, the Finnish State’s shareholding at Keliber was managed by the Finnish Industry Investment Ltd l The Finnish Minerals Group (FMG), which manages the Finnish State’s mining industry shareholdings, became the significant shareholder in 2018 l In 2021 Sibanye-Stillwater acquired an initial 26.6% interest in Keliber Oy l During 2022, Sibanye-Stillwater increased its stake to 84.96%, becoming the majority owner of Keliber Oy and the Keliber lithium project. This was subsequently reduced during to 79.82% during 2023, with the Finish Mineral Group increasing their share to 20% KEY DEVELOPMENTS During 2025, the construction of the Keliber lithium hydroxide monohydrate refinery, as well as the P&auml;iv&auml;neva concentrator, progressed significantly. Completion of the concentrator was achieved on the 7th of January 2026, while the refinery is expected to be completed during Q2 2026. The Keliber lithium project will follow a staged ramp-up process, designed to reduce operational risks and maintain financial flexibility by deferring a portion of capital expenditures and refining costs. Mining started in Q1 2026, while hot commissioning of the concentrator is expected to start in Q3 2026. Depending on conditions reached, the refinery is expected to then proceed with hot commissioning during Q4 2026, depending on various conditions being fulfilled. The project has received all the required permits to ramp up the Syv&auml;j&auml;rvi mine, P&auml;iv&auml;neva concentrator and Kokkola refinery production, although the following refinement processes are ongoing: l For the P&auml;iv&auml;neva concentrator, the permit conditions relating to the placement of a magnetic waste stream to a lined storage facility at the concentrator is under appeal l For the Syv&auml;j&auml;rvi mine, the Group submitted an amendment application relating to a storage area for sulphidic waste rock l For the Rapasaari mine, the Group submitted an application in March 2025 pertaining to the placement of certain waste rock Exploration activities on the wider tenement holdings are ongoing. OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION BATTERY METALS DEVELOPMENT KELIBER continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 82

. OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 87 AUSTRALIA - CENTURY ZINC OPERATION PROPERTY DESCRIPTION The Century zinc operation is a mine tailings reprocessing operation located at Lawn Hill, 250km north-west of Mount Isa in the Lower Gulf of Carpentaria, Queensland, Australia owned 100% by Sibanye-Stillwater. The hydro-mining activities are applied to mining the historical TSFs from the Century Zinc operation, which was suspended in 2016. A concentrate is produced at the integrated concentrator plant located at Lawn Hill. Integrated with the mine is a 304km, wholly owned and fully permitted, underground pipeline to Century’s port facility at Karumba, from where the transfer vessel, the M.V. Wunma, transfers concentrate to export ships anchored in the Gulf of Carpentaria.

OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 90 AUSTRALIA - MT LYELL COPPER DEVELOPMENT PROPERTY DESCRIPTION Mt Lyell is a previously operated copper and gold mine, located near Queenstown on the West Coast of Tasmania, Australia. Various ore-bodies were targeted historically using a variety of both underground and open cast mining methods. The principle ore-body being exploited prior to being placed on C&M in 2014 was Prince Lyell, which was mined from underground via sub level caving at depths up to approximately 1,000m. The Prince Lyell ore-body was accessed via both a vertical shaft as well as a decline from surface. Prior to closure, ore was treated at an on-site concentrator plant, from where the concentrate was transported to Burnie via rail, and exported to India for further refining. The Mt Lyell copper mines operated from 1883, recovering at least 1.9Mt copper and 1.7Moz gold from 155Mt of ore up to 2015. The mine has been on care and maintenance since 2014, when production was ceased by its prior operator/owner Vedanta Resource Limited, citing a combination of safety, financial and technical considerations.

MT LYELL MINERAL TITLE There are three main mining leases related at the Mt Lyell copper project, and four leases for supporting infrastructure. The leases predominantly cover unallocated crown land. The leases adjoin parts of the township, the Mt Dundas Regional Reserve and the public reserve allocated for the town’s aerodrome. The main leases are as follows: l 9M/2013 (22.37km2) — Main mining lease covering Prince Lyell, Western Tharsis, Copper Chert, and the Princess Creek TSF l 10M/2013 (0.55km2) — West Queen dams l 25M/1995 (0.56km2) — Lynchford limestone quarry HISTORY l The Mount Lyell Gold Mining Company was formed in 1888. In 1892, Adelaide financiers Kelly and Orr bought the mine and formed the Mount Lyell Mining Company. The Mount Lyell Mining and Railway Company (MLMRC) Formed in 1893 to facilitate infrastructure development, including a railway to Strahan l The company became a subsidiary of Renison Goldfields Consolidated (RGC) in 1981 after being delisted from the ASX. Operations under MLMRC ceased in December 1994. The Tasmanian Government awarded the leases to Copper Mines of Tasmania Pty Ltd (CMT), then a subsidiary of Gold Mines of Australia, in 1994 l The leases were subsequently acquired by Sterlite Industries (India) in 1999, which later became part of the Vedanta Resources group l Operations were suspended and placed on care and maintenance in 2014 l New Century Resources (an Australian tailings specialist) entered into an option agreement to acquire the mine from Vedanta in 2021. In 2023, Sibanye-Stillwater acquired New Century Resources and subsequently exercised the option to acquire 100% of CMT and the Mount Lyell mine KEY DEVELOPMENTS During 2025, an AACE Class 2 FS was completed, leading to a maiden copper and gold Mineral Reserve being declared by Sibanye-Stillwater. The FS considers resuming mining extraction from four underground deposits (Prince Lyell, Western Tharsis, Cape Horn- Green Horn and Copper Chert), via sub-level caving and open stoping mining methods, and includes construction of a new concentrator plant, as well as the refurbishment of the historic vertical shaft infrastructure. The study anticipates ore production of ~3Mtpa, over a 23 year LoM, producing approximately 26ktpa of copper and 16.5kozpa of gold in concentrate. MINERALISATION CHARACTERISTICS The regional geology consists of Cambrian volcano sedimentary rocks of the Mount Read volcanics, which are locally intensely hydrothermally altered, and mineralised. Alteration assemblages fall into a range of categories from “hotter-deeper-proximal” styles to “cooler-shallower-distal” styles, based on the relative proportions of pyrite, sericite, chlorite and silica. Pyrite-rich and pyrite-poor categories further discriminate the sheet silicate assemblages, as does the presence of chlorite relative to sericite. Intense silica alteration is prevalent in the “shallower-cooler-distal” styles to the north, where the presence/intensity of bornite discriminates the high- grade ore types common to that zone from the bulkier lower grade pyrite-chalcopyrite styles further south; best represented today as the Cape Horn-Green Horn and Prince Lyell orebodies, respectively. Vertical shaft at the Mt Lyell copper project in Tasmania OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION COPPER EXPLORATION MT LYELL continued SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 91

DISCLAIMER FORWARD-LOOKING STATEMENTS The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar or comparable meaning. By  their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye- Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value; the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, silver, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye- Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the  effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions, or maintain required board gender diversity; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of contagious diseases, including global pandemics. Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2025 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2025 on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2026 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors. NON-IFRS1 MEASURES The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, notional free cash flow, AISC, AIC, and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS Accounting Standards. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. The forecast non-IFRS financial information presented has not been reviewed or reported on by the Group’s external auditors. 1 IFRS refers to

International Financial Reporting Standards Accounting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB) MINERAL RESOURCES AND MINERAL RESERVES Sibanye-Stillwater’s Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the exchange rates, operating costs, mining permits, changes in legislation and operating factors. Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the United States Securities and Exchange Commission (SEC) and the JSE at all managed operations, development, and exploration properties. WEBSITES References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report. OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 101

ADMINISTRATION AND CORPORATE INFORMATION SIBANYE STILLWATER LIMITED (SIBANYE-STILLWATER) Incorporated in the Republic of South Africa Registration number 2014/243852/06 Share code: SSW and SBSW Issuer code: SSW ISIN: ZAE000259701 LISTINGS JSE: SSW NYSE: SBSW WEBSITE www.sibanyestillwater.com REGISTERED AND CORPORATE OFFICE Constantia Office Park Bridgeview House, Building 11, Ground floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park 1709 South Africa Private Bag X5 Westonaria 1780 South Africa Tel: +27 11 278 9600 Fax: +27 11 278 9863 COMPANY SECRETARY LERATO MATLOSA Email: lerato.matlosa@sibanyestillwater.com DIRECTORS Dr Vincent Maphai* (Chairman) Dr Richard Stewart (CEO)+ Charl Keyter (CFO) Dr Elaine Dorward-King* Harry Kenyon-Slaney* ^ Prof Jeremiah Vilakazi# Dr Lindiwe Mthimunye++ Keith Rayner# Dr Peter Hancock* Philippe Boisseau* Richard Menell# Dr Sindiswa Zilwa* Dr Terence Nombembe* Timothy Cumming# * Independent non-executive # Non-executive ^ Lead independent director + Appointed as executive director 1 March 2025 and as CEO on 1 October 2025 ++ Appointed as independent non-executive director 26 August 2025 INVESTOR ENQUIRIES JAMES WELLSTED Executive Vice President: Investor Relations and Corporate Affairs Mobile: +27 83 453 4014 Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com JSE SPONSOR J.P. MORGAN EQUITIES SOUTH AFRICA PROPRIETARY LIMITED Registration number 1995/011815/07 1 Fricker Road, Illovo Johannesburg 2196 South Africa Private Bag X9936 Sandton 2146 South Africa AUDITORS BDO Wanderers Office Park 52 Corlett Drive Illovo 2196 Private Bag X60500 Houghton 2041 South Africa Tel: +27 11 488 1700 AMERICAN DEPOSITARY RECEIPTS TRANSFER AGENT BNY MELLON SHAREOWNER CORRESPONDENCE (ADSS) Mailing address of agent: Computershare PO Box 43078 Providence, RI 02940-3078 Overnight/certified/registered delivery: Computershare 150 Royal Street, Suite 101 Canton, MA 02021 US toll free: + 1 888 269 2377 Tel: +1 201 680 6825 Email: shrrelations@cpushareownerservices.com TATYANA VESSELOVSKAYA Relationship Manager - BNY Mellon Depositary Receipts Email: tatyana.vesselovskaya@bnymellon.com TRANSFER SECRETARIES SOUTH AFRICA COMPUTERSHARE INVESTOR SERVICES PROPRIETARY LIMITED Rosebank Towers 15 Biermann Avenue Rosebank 2196 PO Box 61051 Marshalltown 2107 South Africa Tel: +27 11 370 5000 Fax: +27 11 688 5248 FORMS OF PROXY TO MEETING SCRUTINEERS The Meeting Specialist Proprietary Limited JSE Building One Exchange Square 2 Gwen Lane Sandown Sandton, 2196 South Africa CONTACT Farhana Adam Tel: +27 84 433 4836 Izzy van Schoor Tel: +27 81 711 4255 Michael Wenner Tel: +27 61 440 0654 e-mail: proxy@tmsmeetings.co.za OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 102

RSA GENERIC MINING PERMIT CONDITIONS The following is an extract of the key, generic Mining Permit conditions, as applicable to the South African operations. 1. Mining right renewal applications are to be submitted 60 working days prior to the date of expiry of the right 2. The holder of a MR must continue with mining operations, failing which the right may be suspended or cancelled 3. The terms of the right may not be varied or amended without the consent of the Minister of Mineral and Petroleum Resources 4. The Holder shall be entitled to abandon or relinquish the right of the area covered by the right entirely or in part. Upon abandonment or relinquishment the Holder must: a. Furnish the Regional Manager with all prospecting and/or mining results and/or information, as well as the general evaluation of the geological, geophysical and borehole data in respect of such abandoned area; and b. Apply for a closure certificate in terms of Section 43(3) of the MPRDA 5. The holder shall pay royalties to the State in accordance with Section 25(2)g of the MPRDA throughout the duration of the mining right 6. Mining operations must be conducted in accordance with the Mining Work Programme (MWP) and any amendment to the MWP and an approved Environmental Management Plan (EMP) or Environmental Authorisation (EA) 7. The holder shall not trespass or enter into any homestead, house or its curtilage, nor interfere with or prejudice the interests of the occupiers and/or owners of the surface of the mining right area except to the extent to which such interference or prejudice is necessary for the purposes of enabling the holder to properly exercise the holder’s rights under the mining right 8. The holder must dispose of all minerals derived from mining at competitive market prices which shall mean in all cases, non- discriminatory prices or non-export parity prices 9. A shareholding, an equity, an interest or participation in the mining right or joint venture, or a controlling interest in a company/JV may not be encumbered, ceded, transferred, mortgaged, let, sublet, assigned, alienated or otherwise disposed of without the written consent of the Minister, except in the case of a change of controlling interest in listed companies 10. All boreholes, shafts, adits, excavations and openings created by the holder shall be sealed, closed, fenced and made safe in accordance with the approved EMP and the Mine Health and Safety Act 11. The holder of the mining right, while carrying out mining operations, should safeguard and protect the environment, the mining area and any person using or entitled to use the surface of the mining area from possible damage or injury 12. The Minister or a person authorised by the Minister shall be entitled to inspect the mining area and the execution of the approved mining right conditions 13. A mining right may be cancelled or suspended subject to Section 47 of the MPRDA if the holder: a. Submits inaccurate, incorrect and/or misleading information in connection with any matter required to be submitted under this act b. Fails to honour or carry out any agreement, arrangement or undertaking, including the undertaking made by the holder in terms of the Broad-Based Socio-Economic Empowerment Charter and Social and Labour Plan c. Breaches any material term and condition of the mining right d. Conducts mining in contravention of the MPRDA e. Contravenes the requirements of the approved EMP f. Contravenes any provisions of this act in any other manner 15. The Holder shall submit monthly returns contemplated in Section 28(2) of the MPRDA no later than the 15th of every month, and maintain all such books, plans and records in regard to mining of the mining area as may be required by the act 16. The holder shall, at the end of each year, following commencement of this mining right, inform the Regional Manager in writing of any new developments and of the future mining activities planned in connection with the exploitation/ mining of the minerals in the mining area 17. Provisions relating to Section 2(d) and Section 2(f) of the MPRDA, relating to the Broad-Based Socio-Economic Empowerment Charter differs in each mining right 18. The mining right does not exempt the holder from complying with the MHSA or any act in South Africa 19. The holder shall, annually, no later than three months before financial year end, submit a detailed implementation plan to give effect to Regulation 46(e)(i), (ii) and (iii) in line with the Social and Labour Plan 20. The holder shall, annually, no later than three months after finalization of its audited annual report, submit a detailed report on the implementation of the previous year’s SLP SLP COMPLIANCE REQUIREMENTS 1. A new Social and Labour Plan is to be submitted and reviewed every 5 years 2. Social and Labour Plan implementation plans must be submitted annually 3. A Social and Labour Plan report is to be submitted annually ENVIRONMENTAL MANAGEMENT COMPLIANCE REQUIREMENTS 1. A performance assessment relating to the EMP is to be conducted biannually or according to the conditions of the approved EMP/EA 2. A performance assessment relating to the Water Use License is to be conducted annually 3. A performance assessment relating to the Atmospheric Emission License is to be conducted annually OUR BUSINESS SOUTHERN AFRICA OPERATIONS INTERNATIONAL OPERATIONS ANCILLARY INFORMATION SIBANYE-STILLWATER MINERAL RESOURCES AND MINERAL RESERVES 2025 103

www.sibanyestillwater.com

//1
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
Risks related to environmental, social and corporate governance (ESG)
•Mining is inherently hazardous and the related events that cause disruptions to Sibanye-Stillwater’s mining operations could result in increased production costs, financial and regulatory liabilities and reputational damage
•Sibanye-Stillwater’s operations are subject to extensive environmental, social and health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws
•The failure of a tailings storage facility (TSF) could negatively impact Sibanye-Stillwater’s business, reputation, operating results and financial condition
•Sibanye-Stillwater’s operations are subject to water use and wastewater regulations, which could impose significant costs and burden
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

•Sibanye-Stillwater’s mineral reserves and mineral resources are estimates at a specific point in time, based on a number of technical and economic assumptions, which, if changed, may require Sibanye-Stillwater to lower the estimated mineral reserves and mineral resources and may not be replaced as depleted
Risks Related to Earnings Delivery
•Changes in the market price for gold, silver, PGMs, zinc and lithium and related by-products may affect the profitability of Sibanye-
Stillwater’s major capital projects, recycling, mining and refining operations and the cash flows generated by those operations
•Because gold and PGMs are generally sold in US dollars, while the majority of Sibanye-Stillwater’s gold production and a substantial amount of Sibanye-Stillwater’s PGM production costs are denominated in rand, Sibanye-Stillwater’s operating results and financial condition will be materially affected if there is a material change in the value of the rand
•Sibanye-Stillwater has a large amount of indebtedness. Failure to comply with its debt covenants or difficulties in obtaining necessary financing could have a material adverse effect on its business, operating results and financial condition
•Depressed or volatile commodity prices may impact Sibanye-Stillwater’s ability to implement its business strategy, fund capital expenditures and obtain financing
Strategic Risks
•To the extent that Sibanye-Stillwater seeks to further expand its existing mining operations, it may experience challenges associated with mineral exploration or development of mining projects
•Sibanye-Stillwater’s future growth may not deliver anticipated outcomes in the timeframe anticipated or at all
•Sibanye-Stillwater’s business may be harmed if it fails to adapt to technological advances, including artificial intelligence and other emerging technologies, in a timely and cost-effective manner, which may be complicated by an uncertain regulatory environment
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
Mining is inherently hazardous and the related events that cause disruptions to Sibanye-Stillwater’s mining operations could result in increased production costs, financial and regulatory liabilities and reputational damage
Mining by its nature involves significant risks and hazards, including environmental hazards, as well as industrial and mining incidents. These include, for example, seismic events, heat, unusual or unexpected rock formations affecting ore or rock characteristics, ground or slope failures, rock bursts, sink holes, fires, falls of ground and blockages, flooding, discharges of gasses and toxic substances, contamination of water, air or soil resources, radioactivity and other incidents or conditions resulting from mining activities including, among other things, shaft and infrastructure incidents, machinery related incidents, unplanned detonation of explosives, blasting and the transport, loading, storage and handling of hazardous and other materials.
Sibanye-Stillwater has experienced and continues to remain at risk of experiencing such events, which have and may continue to result in work stoppages, the precautionary suspension of operations, serious injury and loss of life, including as a result of unauthorised access to its properties and illegal mining. Sibanye-Stillwater is more susceptible than other mining operations, particularly at its South African operations, to certain of these risks due to mining at depth. In 2025, Sibanye-Stillwater recorded several safety incidents, including 5 fatalities at its South
African operations and 1 fatality at its United States operations, following which certain of its operations were temporarily suspended. Any future such incidents could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Seismic activity is of particular concern in the underground mining environment, particularly in South Africa, as a consequence of the extent and depth of mining. Seismic events have previously caused death and injury to employees and contractors and can result in safety-related stoppages and impact production. For example, seismicity reduced the mineable area at Driefontein and Kloof in 2023 and 2024, resulting in reduced production, and in 2025, seismic events disrupted certain work areas and influenced the planning of prospective mining areas at both operations. At the Kloof operations, seismic activity in 2025 and related geotechnical safety considerations led to the cessation of mining in certain high-risk areas and the deliberate exclusion of isolated high-grade, high-risk mining areas, resulting in material underperformance against the operational plan and a reduction in the life of mine from eight years to one year. Seismic activity has also caused a loss of mining equipment, damage to and destruction of mineral properties and production facilities, monetary losses, environmental damage and potential legal liabilities. Mining activity may also result in heat-related incidents, which has and could continue to lead to employee injuries or fatalities, the suspension of operations and mine closures, and could negatively impact planned production levels.
In addition, Sibanye-Stillwater enters into joint venture and other arrangements wherein it does not control or participate in the day-to-day operations of certain mines in which it has an interest. If these third parties experience material safety incidents, disruptions and/or fail to meet rigorous safety requirements, Sibanye-Stillwater’s reputation, business, operating results and financial condition may be materially and adversely affected.
Furthermore, there are risks that relevant regulators, such as the DMPR in South Africa and the Mine Safety and Health Administration (MSHA)
or the US Occupational Safety and Health Administration (OSHA) in the United States, may impose fines and work stoppages (known as section 54 stoppages in South Africa (Section 54) and “k-orders” in the United States). This could reduce or halt production, increase production costs and result in financial and regulatory liability for Sibanye-Stillwater, which could have a material adverse effect on its business, operating results and financial condition. For example, Sibanye-Stillwater operated at reduced capacity under a k-order following a fatal incident in November 2023. See also – Sibanye-Stillwater’s operations are subject to extensive environmental, social and health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.
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
Sibanye-Stillwater may also be subject to new rules, regulations and frameworks with respect to ESG-related disclosures by virtue of its operations and the public listing of its securities, such as the proposed Corporate Sustainability Due Diligence Directive (CSDDD) and the
Corporate Sustainability Reporting Directive (CSRD) in the EU and the IFRS sustainability disclosure standards issued by the International
Sustainability Standards Board (ISSB), as well as increasing investor expectations with respect to ESG-related disclosures. Complying with such requirements and/or market expectations, which may vary or conflict across jurisdictions, may require Sibanye-Stillwater to expend significant time and resources, and may subject it to heightened exposure to claims that certain of its ESG disclosures are misleading or overstate potential ESG benefits. This may also result in increased litigation risk from private parties and governmental authorities related to its emissions reduction or other ESG efforts.
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
Alongside compliance with local laws and regulations, Sibanye-Stillwater’s operations are also increasingly subject to stringent stakeholder expectations, including regarding voluntary conformance to internationally recognised environmental, health and safety and social standards, performance expectations and benchmarks. Such standards and performance expectations include the World Gold Council’s
Responsible Gold Mining Principles, IFC Performance Standards, the International Council on Mining and Metals (ICMM) Principles, Initiative
on Responsible Mining Assurance, Extractive Industry Transparency Initiative and other World Bank guidelines. In addition, stakeholders expect Sibanye-Stillwater’s US recycling operations (US Recycling), comprising the Columbus metallurgical complex (part of the US PGM operations), the Reldan operations (the Pennsylvania site) and Metallix Refining operations (the North Carolina site), to maintain certifications and accreditations for safety and environmental stewardship. These stakeholder expectations include compliance with stringent environmental precious metals refining standards addressing safe materials handling and disposal of toxic by-products, logistics and supply chain accountability, security compliance, and occupational and safety compliance. Relevant certifications include R2, RIOS, LEED, and e-
Steward (for refiners, recyclers and processors).
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
Existing South African legislation requires Sibanye-Stillwater to fund its closure liabilities and obligations, environmental rehabilitation and remediation costs, which may be significant. Under NEMA (as amended by NEMLAA), read with the MPRDA, there is a risk that Sibanye-
Stillwater may be unable to fully extinguish its environmental liability in respect of its mining operations if the regulator is unwilling to issue closure certificates. This would result in Sibanye-Stillwater incurring additional costs relating to prolonged care and maintenance and other related costs. Further, under the Financial Provision Regulations, 2015 (as amended) (Financial Provisioning Regulations), Sibanye-Stillwater is
required to update its financial provisions for annual environmental rehabilitation and remediation costs, decommissioning and closure activities and latent or residual environmental impacts (including the pumping and treatment of polluted or extraneous water), which mining companies have not fully quantified or provided for in the past. These regulations, once effective, will also require annual rehabilitation to be funded through an operational budget, which could lead to double provisioning (where funds have already been set aside in a rehabilitation trust fund for annual rehabilitation). Generally, these regulations are strongly opposed by the mining industry, and there has been industry-wide concern about their ambiguity and implementation.
In the United States, Sibanye-Stillwater is required to post and maintain surety bonds for its reclamation obligations, which are substantial. As at 31 December 2025, Sibanye-Stillwater had US$128 million (R2.1 billion) of outstanding environmental surety bonds in the United States. In
Queensland, Australia, the Mineral and Energy Resources Financial Provisioning Act, 2018 (the MERFP Act), requires resource companies to provide surety to the State to guard against their potential failure to comply with their environmental management and rehabilitation obligations. In fiscal year 2025, Sibanye-Stillwater had surety provisions of US$142 million (R2.4 billion) held by the Queensland Government.
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
Regulators, such as the DMPR in South Africa, can and do issue, in the ordinary course of operations, directives and/or instructions, such as
Section 54 work stoppages, after routine visits or following safety incidents or accidents to partially or completely halt operations at affected mines until corrective measures are agreed and implemented. In 2025, Sibanye-Stillwater’s South African gold operations experienced 16
Section 54 work stoppages (2024: 24; 2023: 40) and 21 Section 54 work stoppages at the South African PGM operations (2024: 27; 2023: 39). In the United States, underground mines, including the Stillwater and East Boulder Operations, are continuously inspected by the MSHA, which can lead to notices of violation. Any of Sibanye-Stillwater’s US mines could be subject to a temporary or extended shut down because of a violation alleged by the MSHA, known as a Section 103(k) Order (k-order). In 2025, the United States PGM operations had 4 k-orders issued
(2024: 6; 2023: 4).
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
Litigation
Sibanye-Stillwater has been, and may in the future also be, subject to litigation, arbitration, regulatory proceedings, disputes and other costs, as well as actions by authorities relating to environmental, climate change, data protection, health and safety matters, including mine closures, the suspension of operations, legal representation during accident inquiries, investigations and/or inquests and prosecution for mining accidents as well as significant penalties and fines for noncompliance. Sibanye-Stillwater may also be subject to litigation brought by members of the community affected by environmental-related impacts, as well as non-governmental organisations (NGOs) and public bodies. In this regard, recent case law in South Africa has provided a precedent for private prosecution by environmental NGOs for environmental infringements and non-compliance with key environmental legislation. South African legislation also provides for potential director, shareholder and lender liability for environmental damage in certain circumstances. Contravention of environmental and health and safety laws and regulations may also constitute a criminal offence and result in a fine or imprisonment, or both in addition to administrative penalties.
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
In 2019, Sibanye-Stillwater entered into a R1.4 billion guarantee facility (reduced to R406 million in 2025) with Nedbank Limited in relation to its obligations under a settlement agreement between several South African mining companies, including Sibanye-Stillwater (collectively, the
Gold Working Group), to compensate all eligible workers (or their surviving relatives) who worked at the Gold Working Group companies’
mines from 12 March 1965 to the effective date of the settlement agreement who suffered from silicosis and silico-tuberculosis. The payment of compensation for the claims may have an adverse financial impact on Sibanye-Stillwater. For further information, see – Annual Financial
Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 30: Occupational healthcare obligation.
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
The failure of a TSF could lead to multiple legal proceedings and investigations, which could include securities class actions, criminal proceedings and public civil actions (against Sibanye-Stillwater or individuals) for significant amounts of damages. Furthermore, the elimination of the “conventional” practice of storing wet tailings (e.g. by alternatively filtering, “dry” stacking and compacting the tailings)
could require the research and development of new technologies, which could lead to additional large expenditures. Following TSF failures in South Africa in 2022, Brazil in 2015 and 2019 and Canada in 2014 (none of which were associated with Sibanye-Stillwater) and other tailing storage facility failures, additional environmental and health and safety laws and regulations are being considered globally, including in jurisdictions where Sibanye-Stillwater operates. In addition, changes in laws and regulations may impose more stringent conditions in connection with the construction of TSFs, particularly with respect to upstream TSFs, the licensing process of projects and operations, the ability to procure appropriate insurance coverage with respect to tailings facilities and increased criminal and civil liability for companies, officers and contractors. For example, in 2020, the ICMM, the United Nations Environment Programme (UNEP) and the Principles for
Responsible Investment (PRI) established an international tailings standard, the GISTM. ICMM members, including Sibanye-Stillwater, have committed to conform with the GISTM for all of their facilities. Sibanye-Stillwater may incur significant costs to maintain compliance with such standards or to bring new facilities into compliance.
Furthermore, the unexpected failure of a TSF could lead to the need for a large expenditure on contingencies and on recovering the regions and people affected, extensive and permanent environmental damage and the payment of penalties, fines or other money damages or civil claims.
The occurrence of any such risks could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial
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
All of Sibanye-Stillwater’s operations hold the required water-related permits for current water-related activities, although at certain operations in South Africa (Driefontein, Beatrix, Burnstone, Kloof, Rand Uranium, Ezulwini, Marikana, Rustenburg and Kroondal), water use licences for future activities, issuable under the National Water Act, 1998 (Act No. 36 of 1998) (NWA), are currently under review and amendment by the Department of Water and Sanitation (DWS) for final issuance.
In addition, the DWS intends to roll-out a waste discharge charge system for all waste-related activities that may impact on water resources, and in this regard published a revised Pricing Strategy for Raw Water Use Charges in June 2024, with an effective date of April 2026.
However, the implementation timeline for this charge system has not yet been finalised and remains under review, with the DWS planning a phased implementation approach targeted for completion by 2030. Once fully implemented, the water discharge charge system may have significant cost implications for Sibanye-Stillwater’s operations in South Africa.
Sibanye-Stillwater’s South African PGM operations are heavily dependent on external water sources to facilitate the functioning of its mines.
Sibanye-Stillwater’s South African Gold operations are largely independent of external water inputs, but these operations still require licences to abstract water and to discharge water into the natural environment. These licences are essential to enable the operations to manage water levels and support the safe and uninterrupted continuation of mining activities. Any loss of the Group’s water use licencing, or a substantial decrease in the capacity of the local government or water boards to provide fresh water to these operations, may cause it to cease operations until such services are reinstated. Should any of the aforementioned occur, Sibanye-Stillwater expects to incur significant expenditure to achieve and maintain compliance with the licence requirements at each of its operations. Any failure on Sibanye-Stillwater’s part to achieve or maintain compliance with the requirements of these licences could result in Sibanye-Stillwater being subject to remedial actions, substantial claims, penalties, fees and expenses, significant delays in operations, criminal proceedings or the revocation of the relevant water use licence, which could curtail or halt production at the affected operation. Any of the above, and any significant constraints to availability of water, particularly at Sibanye-Stillwater’s South African PGM operations, could have a material adverse effect on
Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater has identified a risk of potential long-term acid mine drainage (AMD) issues. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings storage facilities and pits on the surface. Should Sibanye-Stillwater’s current preventative and active AMD and water management measures be unsuccessful, the Group may fail to comply with its water use licence requirements and expose Sibanye-Stillwater to liabilities and unforeseen costs associated with the pumping and treatment of polluted or extraneous water whether during operation or in the post-
closure context.
Social unrest, including the risk of service delivery protests, sickness or natural or man-made disasters in surrounding mining communities, including informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations, may disrupt its business or may lead to greater social or regulatory impositions on Sibanye-Stillwater
There are a number of informal settlements located in the vicinity of some of Sibanye-Stillwater’s South African-based operations. These settlements are populated by mining company employees (including Sibanye-Stillwater employees), the families of mining company employees and others. As at 31 December 2025, approximately 33% (2024: 34%; 2023: 43%) of Sibanye-Stillwater’s South African-based workforce opted to receive a “living out allowance” and management expects that a number of these individuals reside in informal settlements. In recent years, the size of these settlements has grown substantially. Poor living conditions in these settlements may lead to the spread of disease or other health hazards, which may increase absences or affect the productivity of employees. The population of such settlements or the surrounding communities may also demand jobs, improved delivery of social services or infrastructure from the local mining operations, including Sibanye-Stillwater. Any such demands or other demands from these communities may lead to increased costs on Sibanye-Stillwater. Such demands may also lead to protests, including service delivery protests related to poor service delivery in such communities, or other actions that may hinder Sibanye-Stillwater’s ability to operate, including incurring expenses to defend its rights through initiating or defending against litigation proceedings.
In addition, in December 2019, the South African Minister of the DMPR (then DMRE Minister) published the Housing and Living Conditions
Standard for implementation, requiring miners, including Sibanye-Stillwater, to revise its current housing and living condition plans under the
Group’s social and labour plans (SLPs). The Housing and Living Conditions Standards were submitted to the DMPR (then DMRE) and are being implemented, including applications by Sibanye-Stillwater for the eviction of illegally occupied houses earmarked for employee ownership. Sibanye-Stillwater estimates spending on its Housing and Living Conditions Plans for the South African PGM and gold segments to amount to R2.6 billion (US$157 million) and R2.7 billion (US$163 million), respectively, over the next five years. If actual spending exceeds the amounts estimated, it could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
The failure of Sibanye-Stillwater’s information, communication or technology platforms or application systems, or the failure to protect sensitive commercial or personal data, could significantly impact Sibanye-Stillwater’s operations and business
Sibanye-Stillwater utilises and is reliant on various internal and external information, communication and technology platforms or application systems, such as SAP, Microsoft, mine technical and other applications, to support its business activities. Damage or interruption of Sibanye-
Stillwater’s information, communication or technology platforms or application systems (including systems of third party vendors that it relies on, as well as those used in connection with newly acquired or recently integrated operations), whether due to accidents, old or obsolete information technology platforms or application systems and equipment, human error, natural events or malicious acts (including cyber-
attacks), may lead to important data, including commercially or personally sensitive information, being irretrievably lost, exposed or damaged, thereby adversely affecting Sibanye-Stillwater’s business, operating results and financial condition.
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
In addition, given the increasing sophistication and evolving nature of cybersecurity threats, including sophisticated cyber-attacks such as phishing and ransomware attacks, the possibility of further events occurring in the future cannot be ruled out. This is particularly the case with new and evolving technologies such as artificial intelligence (AI), including generative AI. As these technologies continue to improve and gain widespread use, Sibanye-Stillwater may experience cybersecurity attacks using AI, which may be difficult to detect and defend against. Sibanye-Stillwater performs periodic safety testing and annual disaster recovery testing which includes reviews of recovery procedures and security controls, and all identified critical applications have been replicated at alternative data centres throughout
Sibanye-Stillwater’s operations. Despite these measures, there is still a risk of inadequate or failed disaster recovery. An extended failure of critical system components, caused by accidental actions, such as failed hardware or failed network infrastructure, or malicious actions, including those resulting from a cybersecurity attack, could result in a significant environmental incident, commercial loss or interruption to operations. In addition, Sibanye-Stillwater has incurred and may in the future incur significant costs to protect against or repair damage caused by disruptions or security breaches in the future, such as rebuilding internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries, or taking remedial steps with respect to third parties, among others.
In addition, the interpretation and application of consumer, privacy and data protection laws in South Africa, the United States, the EU,
Australia and elsewhere are uncertain and evolving. It is possible that regulators may interpret and apply these laws in a manner that is inconsistent with Sibanye-Stillwater’s data processes and practices. Complying with these various laws is difficult and could cause Sibanye-
Stillwater to incur significant costs or require it to change its business practices. This includes, among other things, compliance with South
Africa’s data privacy legislation, the Protection of Personal Information Act, 2013 (POPIA) and the EU’s General Data Protection Regulation
(GDPR). While Sibanye-Stillwater seeks to comply with additional legislation relating to cybersecurity breaches, such as the South African
Cybercrimes Act, applicable United States state data breach notification laws and the SEC’s final rules on cybersecurity risk management, strategy, governance, and incident disclosure, there is no guarantee that the Group’s efforts will meet the evolving privacy, data protection and cybersecurity standards and regulations. Security breaches compromising confidential and proprietary data have historically been a significant risk for the mining sector, and failure to comply with such applicable legislation may also lead to reputational damage, substantial penalties, fines and/or imprisonment, depending on the severity of the infraction. Sibanye-Stillwater may also have insufficient cyber insurance coverage for any cybersecurity incidents. See – Sibanye-Stillwater’s insurance coverage may not adequately satisfy all potential claims and exposures.
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
In order to maintain its social licence to operate, Sibanye-Stillwater may need to design or redesign parts of its mining operations to minimise their adverse impact on such communities and the environment, either by changing mining plans to avoid such adverse impact, by modifying operations, by changing planned capital expenditures or by relocating the affected people to an agreed location. In South
Africa, socio-economic challenges including high unemployment and the migration of job seekers into mining towns are placing increasing pressure on Sibanye-Stillwater to fund or provide community infrastructure, employment opportunities and broader social support at a level that may not be financially or operationally sustainable. In addition, the legacy of the mining industry continues to fuel anti-mining sentiment in some of the communities in which Sibanye-Stillwater operates, which has been exacerbated by forced resettlement of residents, pervasive misinformation related to Sibanye-Stillwater or the industry in general, environmental incidents, blasting, injuries and fatalities sustained on Sibanye-Stillwater’s mining properties, including as a result of unauthorised access and illegal mining, violent crime rates and high levels of unemployment. For example, the official unemployment rate in South Africa was 33.2% in the second quarter of fiscal 2025 mainly due to slow economic growth and poor infrastructure. There is no assurance that a prolonged economic downturn will not result in an extended period of high unemployment, further exacerbating anti-mining sentiment in South Africa. Furthermore, the rise of ESG factors in investment decisions may result in divestments of certain parts of the mining sector or increased difficulties with access to finance, or access to affordable finance.
Responsive measures may require Sibanye-Stillwater to take costly and time-consuming remedial measures, including the full restoration of livelihoods of those impacted, and remediation of the environment. In addition, Sibanye-Stillwater is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. In this regard, the approved SLPs which form part of Sibanye-Stillwater’s mining rights, must make provision for local economic development, among other obligations. See – Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which may be the subject of dispute. In addition, Sibanye-Stillwater has several joint venture arrangements and associated investments, and the companies which Sibanye-Stillwater partners with may apply different corporate governance standards and responsible citizen procedures.
As Sibanye-Stillwater has a long history of mining operations in certain regions or has purchased operations that have a long history, issues may arise regarding historical as well as potential future environmental or health impacts in those areas.
Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations have placed significant demands on Sibanye-Stillwater’s resources and could increase capital and operating costs and have a material adverse effect on Sibanye-Stillwater’s reputation, business, operating results and financial condition.
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
The occurrence of any of these events could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Regulation of greenhouse gas (GHG) emissions may have a materially adverse effect on Sibanye-Stillwater’s operations
Energy is a significant production input and input cost for Sibanye-Stillwater’s mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, coal, propane and natural gas. A number of governments or governmental bodies, including the United Nations Framework Convention on Climate Change (UNFCCC), have introduced or are contemplating regulatory changes in response to the impact of climate change, including restricting GHG emissions in jurisdictions in which Sibanye-
Stillwater operates. Such regulation may impact Sibanye-Stillwater’s operating costs, limit or modify its operations and have a materially adverse effect on the competitiveness of the commodities it produces.
For example, the South African government introduced a carbon tax under the Carbon Tax Act with effect from 1 June 2019, imposing a tax on carbon dioxide equivalent (CO2e) emissions which exceed applicable tax-free allowances. As a result of these tax-free allowances,
Sibanye-Stillwater’s effective carbon tax rate is much lower than the statutory carbon tax rate: 2025 (statutory rate: R236 per tonne of CO2e emissions, effective rate: R12 to R94 per tonne); 2024 (statutory rate: R190 per tonne of CO2e emissions, effective rate: R10 to R75 per tonne)
and 2023 (statutory rate: R159 per tonne, effective rate: R8 to R63 per tonne). For fiscal 2025, due to the 60% basic tax-free allowance applicable under the Carbon Tax Act, Sibanye-Stillwater’s maximum effective carbon tax rate was R94 per tonne, meaning the statutory rate of R236 was reduced by 60%.
To prepare South Africa for the structural and sustainable transition to a climate‐resilient and low carbon economy, the Carbon Tax Act was amended in 2022 to include progressive increases in the carbon tax rate, set to increase from R236 for fiscal 2025 to R462 in fiscal 2030, with further increases to be announced thereafter. Coupled with the gradual phasing out of the tax-free allowances, Sibanye-Stillwater’s effective carbon tax rate is expected to increase over time.
A carbon fuel levy was also introduced under the Customs and Excise Act, 1964 as part of the current South African fuel levy regime. The carbon fuel levy applies to stationary and non-stationary mobile emissions resulting from the use of liquid fuels, primarily petrol and diesel. The
9c/litre carbon fuel levy on diesel, which came into effect on 5 June 2019, was increased to 17c/litre on 2 April 2025, as a result of the increase in the carbon tax rate.
In addition, the South African government enacted the Climate Change Act 22 of 2024 (Climate Change Act) in July 2024, which imposes
“carbon budgets” on entities in certain high-emitting industries, such as mining. Drafts of the proposed carbon budget and mitigation plan regulations were published for comment in August 2025, and finalisation is pending. The draft regulations propose that carbon budgets will be set for consecutive five-year periods. The carbon budgets are intended to operate as statutory limits for CO2e emissions. It is proposed that the failure to submit a mitigation plan or to implement an approved mitigation plan will lead to a fine or other punitive measures.
Amendments to the Carbon Tax Act are proposed to introduce a higher rate of R640/tCO2e for emissions exceeding an allocated carbon budget, to commence once the mandatory carbon budget system is operational and the South African Minister of Finance (Minister of
Finance) brings the higher carbon tax rate provisions into force by notice. The elevated rate applies to the volume of emissions that exceed the allocated carbon budget. The draft regulations propose that the tax-free allowances will not apply to these exceedance tonnes, meaning that the rate would be punitive and allowance-free. Furthermore, the previous tax-free allowance of 5% tied to carbon budgets, provided for under the Carbon Tax Act, ceased on 31 December 2025. Sibanye-Stillwater’s carbon tax costs under the current regime will depend on (i) updates to national GHG monitoring, reporting and verification requirements that affect the quantification and verification of emissions, and (ii) the final form and timing of the carbon budget and mitigation plan regulations and related amendments to the Carbon
Tax Act, including changes to carbon tax rates and the availability of allowances and offsets. Sibanye-Stillwater had a net carbon tax credit of R0.15 million for the year ended 31 December 2025 (2024: R2 million expense; 2023: R2 million credit), which comprised a current year carbon tax expense of R3.76 million, offset by a prior year adjustment of R3.92 million relating to the Beatrix operations.
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
Sibanye-Stillwater’s reliance on coal-intensive grid electricity increases the embedded emissions of certain products. If export destinations implement carbon border adjustment mechanisms (CBAM), such as the EU Carbon Border Adjustment Mechanism, EU importers of covered goods would be required to purchase CBAM certificates at prices linked to the EU Emissions Trading System. The amount payable is reduced only by the explicit South African carbon tax actually paid on the same embedded emissions. Accordingly, when the South African effective carbon tax is lowered by allowances and offsets, limited credit may be available under CBAM, increasing the ‘top-up’ payable and potentially affecting the competitiveness of covered exports. Sibanye-Stillwater’s exposure will depend on whether its exported products fall within covered goods, their embedded emissions intensity, and the specific terms of each regime, as well as the Company’s ability to produce and verify plant-level embedded emissions data to EU standards.

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
Sibanye-Stillwater is also subject to GHG reporting requirements for specified large GHG emission sources in the United States. Sibanye-
Stillwater’s United States PGM operations hold a Title V Major Air Quality Permit, which requires Sibanye-Stillwater to annually calculate its
GHG emissions and compare these amounts against reporting thresholds. Because current levels are below reporting thresholds, the United
States PGM operations are not currently required to report GHG emissions. Additionally, US federal agencies may consider GHG emissions as part of NEPA reviews. Recent regulatory developments relating to the consideration of GHG emissions under NEPA have created uncertainty as to how such emissions will be assessed in future NEPA reviews. It remains uncertain whether, in the future, Sibanye-Stillwater will be required to mitigate its GHG emissions in connection with any NEPA review.
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
Sibanye-Stillwater may not meet its decarbonisation targets in the timeframe anticipated, or at all
As a commercial consumer of power, Sibanye-Stillwater’s ability to reduce its GHG emissions is impacted by its mix of energy suppliers, including Sibanye-Stillwater’s ability to reduce its dependence on Eskom in South Africa, which accounted for approximately 92% of its total
Scope 1 and Scope 2 GHG emissions for the year ended 31 December 2025. See – Regulation of greenhouse gas (GHG) emissions may have a materially adverse effect on Sibanye-Stillwater’s operations. To reduce its emissions, Sibanye-Stillwater aims to diversify its energy mix with renewable projects. For example, in 2023 and 2024, Sibanye-Stillwater entered into power purchase agreements to obtain energy from wind and solar photovoltaic projects in South Africa, including the Castle wind farm and the Springbok solar photovoltaic plant, both of which reached commercial operation in 2025. However, there is no guarantee that the energy produced from these projects will be sufficient to reduce Sibanye-Stillwater’s reliance on Eskom and other non-renewable sources of energy, or that future renewable energy projects will be successfully completed within the expected time frame or meet the anticipated performance standards, including with respect to the reduction of GHG emissions. See also – Sibanye-Stillwater’s growth strategy may not deliver anticipated outcomes in the timeframe anticipated or at all. In addition, Sibanye-Stillwater’s ability to diversify its energy mix in South Africa may also be impacted by government policies or actions, including the liberalisation of the electricity supply industry and technological innovations, including electrification.
However, there is no guarantee that such market enhancement will develop as expected, or at all.
In certain aspects of Sibanye-Stillwater’s operations, its ability to reduce GHG emissions depends on the actions of third parties and technological solutions and innovation. For example, diesel-fuelled haul trucks are a significant contributor to GHG emissions at Sibanye-
Stillwater’s United States PGM operations, but reduction of emissions from transportation equipment will depend in part upon the development and availability of commercially viable alternative-fuelled mining vehicles by Sibanye-Stillwater’s third-party suppliers.
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
The physical impacts of climate change may adversely affect Sibanye-Stillwater’s mining operations, workforce and supply chain, damage its mining assets and equipment and impose significant costs and burdens
Sibanye-Stillwater’s operations, workforce, supply chain, mining assets and equipment may be exposed to changing weather patterns resulting from climate change, particularly changes in the frequency, intensity and/or duration of intense storms, drought, flooding, wildfire, and other extreme weather events and patterns. For example, operations were suspended at the Century operation in Queensland,
Australia, following record levels of rainfall in March 2023, and similar disruptions were experienced in the first quarter of 2024 as a result of severe regional weather. In October 2024, the Century operation was further impacted by a regional bushfire. Although primary infrastructure was safeguarded, there was extensive loss of surface piping, including the feed and water lines connecting the hydro mine to the processing plant and other key service lines. Due to the amount of piping required for remediation, operations were suspended for 6 weeks, resulting in lower production levels in the fourth quarter of 2024.
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
Legal, regulatory and compliance risks
If Sibanye-Stillwater is unable to implement and maintain an effective system of internal control over financial reporting, it may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, US reporting companies, including Sibanye-Stillwater, are required to include a management report on its internal control over financial reporting in its annual report, including management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the Company’s internal control over financial reporting. In connection with the preparation of its consolidated financial statements for the year ended 31 December 2023, Sibanye-Stillwater identified a material weakness in its internal control over financial reporting due to design and operating deficiencies which resulted from insufficient evidence of management review and performance of control procedures, including the level of precision in the execution of controls and procedures to ascertain completeness and accuracy of information produced by the Company (IPC). These deficiencies impacted cash and cash equivalents in the South African region and platinum group metals (PGM) inventory at Stillwater Mining Company, and certain inventory in process at Western Platinum
Proprietary Limited.
During the preparation of the financial statements for the year ended 31 December 2024, Sibanye-Stillwater further identified control deficiencies in the Southern African region relating to the management of user access in the Company’s Information Technology General
Controls (ITGC) environment, and controls relying on these related systems, which in the aggregate, constituted a material weakness as of
31 December 2024. These deficiencies specifically relate to insufficient monitoring of user access controls that restrict user and privileged access to key Information Technology (IT) applications within the ERP system, business supporting systems and related data to appropriate company personnel, as well as insufficient monitoring of access management to the Active Directory network layer that provides centralised authentication and authorisation of users to the environment.
Management initiated remedial measures to further enhance its processes and controls over financial reporting and actively engaged to formulate a comprehensive plan for remediation of the material weaknesses as discussed in Item 15 Controls and Procedures. For the financial year ended 31 December 2025, Sibanye-Stillwater successfully implemented these remedial plans and, following sufficient time for testing and evaluation, concluded that the controls are now designed, implemented, and operating effectively to provide reasonable assurance that a material misstatement to the consolidated financial statements would be prevented, or detected and corrected. As a result, the previously identified material weaknesses have been remediated in the 2025 financial year. Management will continue to monitor the effectiveness of these remedial measures in future assessments and will make any necessary changes to maintain internal control over financial reporting.
There can be no assurance, however, that the measures Sibanye-Stillwater has taken to date, and actions it may take in the future, will be sufficient to prevent or avoid potential future material weaknesses. Furthermore, the integration of acquired businesses may present particular challenges in extending the Company's system of internal control over financial reporting to new operations, which may operate in unfamiliar regulatory environments or utilise different systems and processes. See – Acquisitions, business combinations, development projects and joint ventures may expose Sibanye-Stillwater to new or increased regulatory oversight, compliance requirements and operational risks, including in geographies in which it is unfamiliar. If Sibanye-Stillwater is unable to successfully design, implement, and test effective internal controls over financial reporting for newly acquired businesses, in addition to maintaining controls across its existing operations, it may be unable to conclude that the Group's controls are effective. In addition, current controls and any new controls that
Sibanye-Stillwater develops may become inadequate because of changes in conditions in its business.
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
Sibanye-Stillwater’s operations in South Africa are subject to legislation regulating the exploitation of mineral resources through the granting of rights required to prospect and mine for minerals, which includes the Mineral and Petroleum Resources Development Act, 2002 (MPRDA)
as well as Broad-Based Socio-Economic Empowerment Charter contemplated in section 100(2)(1) of the MPRDA, a voluntary code designed to effect the entry and participation of historically disadvantaged South Africans (HDSAs) into the mining industry and increase their participation in the South African economy.
The MPRDA also requires, among other things, that mining companies submit SLPs to the DMPR, which set out their commitments relating to human resource development, labour planning and local economic development. In addition to significant reputational damage, companies that fail to comply with such commitments may be sanctioned, required to undertake remedial action and ultimately, may have their mining rights suspended or cancelled.
There is no guarantee that any steps Sibanye-Stillwater has already taken or might take in the future will ensure the retention of its existing mining rights, the successful renewal of its existing mining rights, the granting of applications for new mining rights or that the terms of renewals of its mining rights would not be significantly less favourable than the terms of its current mining rights. For example, in March 2021,
Sibanye-Stillwater submitted an application for a mining right at Akanani prior to expiry of its converted prospecting right. However, the
DMPR (then DMRE) granted a prospecting right to a third-party applicant based on what Sibanye-Stillwater believes is an incorrect interpretation of the prevailing legislation and case law. In 2023, Sibanye-Stillwater referred the dispute to the High Court for review, however, the outcome of the dispute remains uncertain. Failure by Sibanye-Stillwater to comply with mineral rights legislation or to renew mining leases in any of the jurisdictions in which it operates may cause it to lose the right to mine, fail to acquire new rights to mine and may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
In addition, South Africa’s changing black economic empowerment (BEE) policies may adversely affect Sibanye-Stillwater’s mining rights and its ability to conduct operations. Under section 47 of the MPRDA, the DMPR Minister may suspend or cancel the existing mining rights or, under section 23(3) of the MPRDA, refuse to grant applications for new mining rights by mining companies, including Sibanye-Stillwater, should such holders of mining rights be deemed not to be in compliance with the requirements of the MPRDA as read with South Africa’s mining industry empowerment requirements. See – Environmental and Regulatory Matters – South Africa – Mining Rights. If the DMPR Minister
were to determine that Sibanye-Stillwater is not in compliance with the requirements of the MPRDA, for any reason, including HDSA ownership requirements, Sibanye-Stillwater may challenge such a decision in court which may be costly and unsuccessful or may be required to engage in remedial steps, including changes to management and actions that require shareholder approval.
Furthermore, on 20 May 2025, the DMPR Minister published the draft Mineral Resources Development Bill, 2025 (2025 Bill), which seeks to amend the MPRDA. The proposed amendments would introduce new restrictions, compliance obligations and penalties for mining companies. Key provisions include a requirement for ministerial consent for the transfer of a prospecting or mining right, however, effective ownership could potentially be transferred without ministerial approval by a sale of shares in the right holder. The 2025 Bill would also establish a two-year transitional period for owners of historic residue stockpiles and residue deposits located outside of their mining areas to apply for mining rights over such deposits, failing which custodianship would revert to the State with the risk of rights subsequently being granted to third parties. The 2025 Bill further proposes to grant the Minister authority to make regulations relating to the promotion of transformative broad-based black economic empowerment (B-BBEE) ownership requirements by amending section 107 of the MPRDA, which could create uncertainty around future compliance obligations. The 2025 Bill also introduces enhanced sanctions, with various offences attracting fines of up to 10% of the right holder’s annual turnover in South Africa and its exports during the preceding financial year. If enacted in its current form, the 2025 Bill could impose significant additional costs and compliance burdens on Sibanye-Stillwater and could adversely affect its business, operating results and financial condition.
Title to Sibanye-Stillwater’s properties may be subject to challenge
Certain of Sibanye-Stillwater’s properties may be subject to the rights or the asserted rights of various occupants or claimants to land under restitution and other legislation, which could have an impact on Sibanye-Stillwater’s ability to develop or operate its mining interests. For example, in South Africa, the Extension of Security of Tenure Act (1997), the Restitution of Land Rights Act (1994) and the Prevention of Illegal
Eviction from and Unlawful Occupation of Land Act (1998) and the Labour Tenants Act (1996) protect various rights to claim and/or occupy land, provided certain conditions and requirements are met. Such legislation is complex and sets out the requirements as to how landowners are to deal with certain rights. There is no assurance that Sibanye-Stillwater will be able to successfully predict when these landowner rights will be challenged, which could therefore negatively affect the business results of new or existing projects. Where consultation with occupants or claimants to land is statutorily or otherwise mandated, disputes may lead to reduced access to properties, delays in operations or financial loss and such disputes may be time-consuming and costly to resolve. For example, in 2018, Sibanye-Stillwater lodged an eviction application against certain former contractors of Aquarius Platinum Limited (Aquarius), who remained on the premises following a protracted labour dispute with Aquarius. Sibanye-Stillwater was initially unsuccessful in the Land Claims Court, and in 2018, the South
African Supreme Court of Appeals ruled that termination notices under Section 8 of Extension of Security of Tenure Act, 1997 (ESTA) must be served on the occupants. In 2022, Section 8 and Section 9 notices were served, and Sibanye-Stillwater launched an additional application in the Land Claims Court which was heard in 2023. Although the application was successful in the first instance, the respondents were granted leave to appeal. A proposed settlement was not accepted and the matter remains subject to further proceedings.
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
In addition, Sibanye-Stillwater pays annual maintenance fees and has obtained mineral title reports and legal opinions for some of the unpatented mining claims or mill sites making up portions of its US properties, in accordance with applicable laws and what Sibanye-
Stillwater believes is standard industry practice. However, Sibanye-Stillwater cannot be certain that applicable laws will not be changed nor that Sibanye-Stillwater’s possessory rights to any of its unpatented claims may not be deemed defective and challenged.
As a result, any such legislation could change the cost of holding unpatented mining claims and could significantly affect Sibanye-
Stillwater’s ability to develop ore reserves located on unpatented mining claims. All of the foregoing could adversely affect the economic and financial viability of future mining operations at such mines.
If Sibanye-Stillwater loses senior or regional management in any of its regions or is unable to hire and/or retain sufficient technically skilled employees or sufficient historically disadvantaged persons (HDPs) representation in management positions in South Africa, or maintain required board gender diversity, Sibanye-Stillwater’s business may be materially adversely affected
Sibanye-Stillwater’s ability to operate or expand effectively depends largely on the experience, skills and performance of its senior and regional management teams and technically skilled employees. However, the global mining industry, including Sibanye-Stillwater, continues to experience a shortage of qualified management and technically skilled employees. In particular, Sibanye-Stillwater has historically experienced shortages in technically skilled employees and high turnover at its United States PGM operations, which continued to affect productivity and unit costs in 2025.
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
Further, Sibanye-Stillwater is required to comply with sectoral employment equity targets set by the South African Minister of Employment and
Labour in terms of the Employment Equity Amendment Act, 2022 (Act No. 4 of 2022) (EEAA), which came into effect on 1 January 2025. From
1 September 2025, designated employers operating in the mining sector, including Sibanye-Stillwater, have been required to implement a 5-
year employment equity plan to meet specific sectoral targets for designated groups, including targets for representation of historically disadvantaged racial groups, women and persons with disabilities across different levels of the organisation. The inability to hire and/or retain suitably qualified persons from designated groups may affect Sibanye-Stillwater's efforts in achieving sectoral targets, and failure to comply with these targets could result in Sibanye-Stillwater being fined or denied a compliance certificate under the EEAA.
In addition, the JSE Listings Requirements mandate that listed companies have a broad diversity policy focused on the promotion of various diversity attributes including gender diversity and report on gender representation to their stakeholders. Similarly, the MPRDA requires that at least 20% of Board members are women. There can be no assurance that Sibanye-Stillwater will be able to recruit, attract and/or retain qualified members of its Board and satisfy gender and diversity requirements under the JSE Listings Requirements, the MPRDA, the EEAA or any other law that may become applicable to the Company, which may expose Sibanye-Stillwater to financial penalties and adversely affect its reputation.
Sibanye-Stillwater is subject to risks associated with litigation and regulatory proceedings
As with most large corporations, Sibanye-Stillwater is, from time to time, involved as a party in litigation, arbitration, regulatory proceedings and other disputes. Litigation, arbitration, regulatory proceedings and other types of disputes involve inherent uncertainties and, as a result,
Sibanye-Stillwater faces risks associated with adverse judgments or outcomes in such cases. In any such dispute, even where Sibanye-
Stillwater may ultimately prevail on the merits, Sibanye-Stillwater may expend significant costs and management time defending its rights, lose certain rights or benefits during the pendency of any such litigation, arbitration, regulatory proceeding or other dispute, or suffer negative publicity or reputational damage as a result of its involvement. For example, proceedings commenced by Appian Capital Advisory
(Appian) in May 2022 in the High Court of England & Wales relating to the termination of a proposed acquisition resulted in a ruling in favour of Appian in October 2024, with Sibanye-Stillwater and Appian ultimately entering into a settlement agreement in November 2025. See –
Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 29.2: Other provisions.
Sibanye-Stillwater is currently engaged in a number of legal and regulatory proceedings, the outcome of which remains uncertain. There can be no assurance as to the outcome of any litigation, arbitration, regulatory proceeding or other dispute, and the adverse determination of material litigation could have a materially adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
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

Social, political and economic uncertainty and instability in Zimbabwe and targeted sanctions against certain Zimbabwean entities may affect future foreign investment in the country
One of Sibanye-Stillwater’s joint ventures, Mimosa, is a shallow underground PGM and base metal mining and processing operation located in Zimbabwe. The joint venture is held by Sibanye-Stillwater and Impala Platinum Holding Limited (Implats) on a 50:50 basis. Zimbabwe’s social, political and economic climate is currently highly uncertain, and the economy has been subject to significant volatility for many years.
Zimbabwe as well as certain Zimbabwean nationals, have also been the subject of targeted sanctions by the United States, EU and the
United Kingdom. The sanctions are limited in scope, targeting only designated individuals and entities, including certain members of the government, who are deemed to be undermining democratic institutions and processes in Zimbabwe.
Under the Minerals Marketing Corporation Act, 1983 (MMCZ Act), the Mineral Marketing Corporation of Zimbabwe (MMCZ) is the sole legal exporter of all minerals mined in Zimbabwe and is entitled to a commission in relation to all sales, as an agent to the mining companies, which is stipulated by the MMCZ Act. There is no requirement, legal or otherwise, for MMCZ to be involved in Mimosa’s operations or management, and Sibanye-Stillwater has no contractual or other relationship with MMCZ outside of the MMCZ Act requirements. Mimosa received an exemption from having to comply with the MMCZ Act from 4 August 2021, and in 2024, the MMCZ provided Mimosa notice of its intention to revoke such exemption. The exemption itself has not yet been formally revoked. However, following the removal of MMCZ from the United States Office of Foreign Assets Control (US OFAC) sanctions list in 2024, and the subsequent confirmation by Mimosa's principal bankers that transacting with MMCZ since its removal from the sanctions list would not expose Mimosa to US OFAC penalties, MMCZ requested that Mimosa resume settlement of export commissions to MMCZ’s bank accounts. This process resumed accordingly in July 2025.
While any commissions paid are not currently expected to be material, there can be no guarantee that this will be the case in future, or that other requirements will not be imposed with respect to the MMCZ Act.
In 2020, the Zimbabwean Government introduced a 5% export tax on semi-processed platinum group metal concentrates to provide an incentive for the development of processing facilities in Zimbabwe. The tax was deferred until 1 January 2025, at which point it became legally effective. Mimosa sought a further deferment and was granted a concessionary rate of 3% on the value of platinum in concentrate exported from 1 January 2025 to 31 December 2025, which has subsequently been extended to apply from 1 January 2026 to 31 December
2027. Moreover, Mimosa has entered into a local toll smelting arrangement to produce PGM-enriched matte for export. Current legislation prescribes a 2.5% export tax on PGM-enriched matte, though the Zimbabwe Revenue Authority is not currently collecting this tax whilst negotiations are underway for the export tax on PGM-enriched matte to be deferred or waived. There is uncertainty as to whether the
Zimbabwean Government will continue to defer or waive the 2.5% export tax on PGM-enriched matte, and if such deferral or waiver is not granted, the enforcement of the full statutory export tax rate may have a material adverse effect on Mimosa's business. In addition, the
Finance Act No. 7 of 2025 includes a provision indicating that the export tax on PGM concentrates will increase to 10%, although this increase is not expected to apply to Mimosa until after 31 December 2027.
Further, the Zimbabwean Government also introduced a 7% royalty on platinum, which the members of the Platinum Producers Group have appealed to reduce to around 3%, with the royalty reviewed in line with movements in platinum prices, up to a maximum of 5%. It is uncertain if the Zimbabwe Government will grant the requested reduction in the royalty rate, and if not granted, the combination of export taxes and the 7% platinum royalty may adversely impact the financial viability of projects in Zimbabwe.
Continued economic and political uncertainty in Zimbabwe and targeted sanctions against certain Zimbabwean entities may affect future foreign investment in the country and may lead to the imposition of further exchange controls, restrictions on the ownership of Sibanye-
Stillwater’s assets and its ability to raise funds for or operate its business and export minerals and metals from Zimbabwe. Should such events occur, they may have an adverse effect on Sibanye-Stillwater’s business and operations in Zimbabwe as well as its financial condition.

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
In addition, conflict in the Middle East, including in the context of recent developments in Iran, has led to severe disruption to global energy supply chains. See – Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Sibanye-Stillwater’s operations and profits. This has, in turn, led to increased volatility in global energy costs across oil and gas, increased commodity prices and demand for renewable energy components and, in certain jurisdictions, risk of energy supply constraints. While Sibanye-Stillwater has implemented alternative and emergency power supplies, there is no guarantee they will be sufficient to prevent material production losses in the future.
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
Under load curtailment, Sibanye-Stillwater’s South African operations are required to reduce power demand which can result in production losses. In 2023, the levels and duration of load curtailments hit record highs, affecting approximately 1.4% of total production output at
Sibanye-Stillwater’s South African PGM operations. While the situation improved significantly in 2024, achieving more than 275 consecutive days without load shedding, and continued to improve in 2025, with only 63 hours of load curtailment and no load shedding or curtailment events since May 2025, there is no guarantee that such improvements can be maintained. In addition, while the Castle wind farm and
Springbok solar photovoltaic plant, which reached commercial operation in 2025, may partly reduce Sibanye-Stillwater’s reliance on Eskom and lessen exposure to future load curtailment, there can be no assurance that the energy produced from these renewable projects will be sufficient to offset the impact of future curtailment requirements or that Sibanye-Stillwater will be able to comply with such requirements without incurring material production losses.
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
This, combined with unplanned power station outages, resulted in significant national load shedding and load curtailment at Sibanye-
Stillwater’s SA operations. Eskom may also face regulatory enforcement action that may disrupt its supply of electricity. For example, in 2021,
Eskom received unfavourable decisions from the DFFE for multiple power generation facilities in response to its applications for the postponement of air quality Minimum Emission Standards set out in terms of the Air Quality Act. If implemented, the decisions will result in
Eskom having to shut down 16,000MW of installed coal fired capacity. Eskom has appealed against the adverse decision and the issue remains unresolved. Eskom subsequently received an exemption in March 2025 to continue operating several power stations outside of the
Minimum Emissions Standards through April 2030. In September 2025, Eskom launched review proceedings challenging the exemption's conditions due to concerns that the compliance timeline poses a risk to security of supply. This exemption is also subject to separate legal challenges by environmental and other non-profit organisations on the basis that it is too lenient. The outcome of these proceedings remains uncertain and could result in further disruption to Eskom's electricity supply capacity. Energy shortages may also occur as a result of copper cable theft (and other non-ferrous metals) at its SA operations. For example, theft of metal resulted in the collapse of a pylon in February
2022, which cut power supply to Sibanye-Stillwater’s Cooke shafts. See also – Theft of gold, PGM and production inputs, cable theft, as well as illegal mining, may occur on some of Sibanye-Stillwater’s properties. These activities could disrupt Sibanye-Stillwater’s business and can expose Sibanye-Stillwater to liability.

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
Economic, political or social factors affecting the regions where Sibanye-Stillwater operates may have a material adverse effect on Sibanye-
Stillwater’s operations and profits
Sibanye-Stillwater's principal operations are in southern Africa and the United States, with its domicile and a majority of its operations located within South Africa. Changes to or increased instability in the economic, political or social environment in these regions, particularly in South
Africa or surrounding countries, could create uncertainty, which discourages investment in the region and may affect an investment in
Sibanye-Stillwater. In addition, socio-political instability and unrest may also disrupt Sibanye-Stillwater’s business and operations, compromise safety and security, increase costs, affect employee morale, impact Sibanye-Stillwater’s ability to deliver on its operational plans, create uncertainty regarding mining licences and cause reputational damage, any of which could have a material adverse effect on Sibanye-
Stillwater’s business, operating results and financial condition. The impacts of such social factors may be more acute in the mining sector. For example, in the context of increased inflation and unemployment, there has been a rise in attempts to use illegal methods, including extortion, threats and force, to obtain lucrative procurement contracts. Furthermore, such social and economic factors, along with the prevalence of organised crime in South Africa, has, and may continue to pose, significant safety risks to Sibanye-Stillwater personnel.
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
A further source of potential economic and political instability in South Africa relates to the proposed nationalisation of the South African
Reserve Bank (SARB). The South African Reserve Bank Amendment Bill of 2018 (SARB Amendment Bill) proposes to nationalise the SARB by making the state the sole shareholder of the SARB and empowering the Minister of Finance to appoint all directors of the SARB. This proposal was announced by the President of South Africa in 2019 and public hearings were held in July 2025, though the SARB Amendment Bill remains under consideration in the National Assembly and has not been enacted. The SARB's independence and mandate remain constitutionally protected, with the Constitution of South Africa expressly obliging the SARB to perform its functions independently. Moreover, the shareholders of the SARB do not influence the SARB’s regulatory or supervisory decisions. However, despite these constitutional and legislative protections, the nationalisation of the SARB could negatively impact investor perception of the SARB's independence and raise concerns about potential political influence over monetary policy. Whilst state ownership of central banks is common globally, with most central banks being wholly state-owned yet maintaining operational independence, any economic or political instability arising from a nationalisation process or any deterioration in investor confidence may create complications relating to the movement of funds into or out of South Africa and impact the general business environment in South Africa, including for companies such as Sibanye-Stillwater. Any such negative impact on the South African economy may materially adversely affect Sibanye-Stillwater's business, operating results and financial
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
In addition, economic and political instability in regions outside jurisdictions where Sibanye-Stillwater operates, including in surrounding countries or geopolitical events, such as the ongoing war in Ukraine and political instability and armed conflict in the Middle East, including in the context of recent developments in Iran and more broadly in the Middle East region, may result in unavoidable uncertainties and events that could negatively affect costs of business or availability of supplies, cause volatility in currency exchange rates, commodity prices, interest rates and worldwide political, regulatory, economic or market conditions and contribute to instability in political institutions, regulatory agencies and financial markets any of which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Due to the mature infrastructure at Sibanye-Stillwater’s mining operations, unplanned breakdowns, statutory mandated modifications and stoppages may result in production delays, increased costs and industrial accidents
Nearly all of Sibanye-Stillwater’s operating shafts and processing plants across its operations are relatively mature. Maintaining this infrastructure requires skilled people, capital allocation, management and regular, planned maintenance. Once a shaft, processing plant or refinery has reached the end of its intended lifespan or needs modification to comply with the applicable regulatory standards and to continue operating reliably, more than normal maintenance, care and remediation is required. In addition, the breakdown of certain critical infrastructure and components, including as a result of operating errors, may temporarily halt production. Although Sibanye-Stillwater has comprehensive inspection and maintenance strategies in place, incidents resulting in production delays, increased costs or industrial accidents may occur. There is also a risk that delays in procuring critical spares for major repairs may result in disruptions to production. Such incidents may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity
Sibanye-Stillwater’s workforce is unionised across most of its operations, with a total of approximately 88% unionised employees (excluding
DRDGOLD, Keliber, Sandouville, Century, North Carolina site and Pennsylvania site operations) as of 31 December 2025. Organised labour dynamics in the mining sector, particularly in South Africa, are volatile and uncertain and, as such, they have had, and may in the future have, a material adverse impact on Sibanye-Stillwater’s operations, production and financial performance. Union activity and labour unrest in South Africa may result in industrial disputes and extended negotiations that have, along with other factors, negatively affected South
Africa’s sovereign debt rating and subsequently the credit ratings of the country’s leading mining companies. Sibanye-Stillwater has in the past, and may in the future, experience strikes and work stoppages, including both protected and unprotected industrial action. Wage disputes, and any resulting industrial actions, are difficult to control and can lead to significant disruptions at Sibanye-Stillwater’s operations, expose it to liability and materially and adversely affect its business, operating results and financial condition. In addition, rivalries between unions, such as AMCU and NUM, may also destabilise labour relations in the mining sector. For example, in October 2023, sit-in protests were initiated by workers affiliated with an unrecognised rival union at two gold mines in South Africa (neither of which was operated by Sibanye-
Stillwater) resulting in hundreds of workers remaining underground for several days. Although such incidents are not related to Sibanye-
Stillwater’s normal operations, they may impact ongoing labour relations at Sibanye-Stillwater and in South Africa, in general.
In addition, Sibanye-Stillwater has in the past, and may in the future, undertake restructuring processes in response to, among other things, the cost structure of an operation, commodity prices, currency exchange rates, operating shafts reaching their end-of-life, acquisitions, and/
or business combinations, which may result in the retrenchment of employees. Such restructurings may lead to labour unrest, reduced production levels and reputational harm to Sibanye-Stillwater, which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. In addition, there is no guarantee that any such process will provide the cost savings or other benefits anticipated by management whether due to labour unrest, reduced production or other factors.
In the United States, Sibanye-Stillwater’s employees located at the US PGM operations, which include the Stillwater and East Boulder mines and the Columbus metallurgical complex, are covered by two collective bargaining agreements with the United Steel Workers Local 11-001
(USW). Sibanye-Stillwater and the USW agreed to one-year contract extensions in June 2025. The Stillwater Mine and Columbus contract expires on May 31, 2026, and the East Boulder Mine contract expires on July 31, 2026. Sibanye-Stillwater is subject to the risk of strikes and other labour disputes at its US PGM operations, and its ability to alter labour costs is restricted by the fact that unionised employees are party to collective bargaining agreements.
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

Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on
Sibanye-Stillwater’s operations and profits
Sibanye-Stillwater’s results of operations may be affected by general cost increases due to the availability and pricing of critical spares, raw materials and other essential production inputs, including, for example, gas, diesel, electricity, explosives, fuel, steel products, cyanide and other reagents required at its mining and processing operations. The price and quality of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other relevant factors. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in fuel and energy costs and metals prices, including as a result of the COVID-19 pandemic and due to significant fluctuations in commodity prices as a result of the continuance of the war in Ukraine and the economic sanctions imposed on Russia in connection therewith. In addition, recent developments in Iran, and conflict in the Middle East region more broadly, have resulted in an effective shutdown of the Strait of Hormuz, through which a significant proportion of global oil and gas supplies transit, which has led to severe disruption to global energy supply chains. Prolonged conflict in the region could lead to even more significant and sustained increases in oil and gas prices, heightened freight and logistics costs, delays or interruptions in the delivery of critical mining equipment, consumables and spare parts, and increased costs of existing and alternative supply arrangements. A sustained interruption in the supply of any materials essential to the Group’s operations could require Sibanye-Stillwater to find acceptable substitute suppliers and could require Sibanye-Stillwater to pay higher prices for such materials. Sibanye-Stillwater may also be required to increase investments in critical spare inventory to compensate for increased delivery lead times or potential unavailability of items, which may impact its working capital requirements.
The prices of certain of Sibanye-Stillwater’s production inputs are impacted by, among other things, the prices of oil and steel, which may be volatile. For example, in fiscal year 2025, the price of oil fluctuated between US$55 and US$79 (2024: US$65 and US$88) per barrel of Brent
Crude. As at 31 March 2026, the price of oil was US$101 per barrel of Brent Crude. Recent geopolitical developments, including the ongoing conflict in the Middle East involving Iran, have contributed to increased volatility in crude oil prices and have affected fuel prices (including petrol and diesel) in South Africa and globally. Such volatility may result in increased input costs and contribute to inflationary pressures on
Sibanye-Stillwater’s production expenses. During fiscal 2025, the Group’s South African operations also experienced price increases exceeding inflation on imported spares, steel related products, ammonia-based products, fuel, oil and electricity.
Any significant increase in the prices of these materials will increase Sibanye-Stillwater’s operating costs and affect production considerations.
Because Sibanye-Stillwater’s operations are regionally concentrated, disruptions in these regions could have a material adverse impact on the operations
Sibanye-Stillwater’s South African PGM operations (Marikana, Rustenburg, Kroondal and Platinum Mile) are located between the two towns of Rustenburg and Brits and the majority of its gold mining operations are located in the north western and south western margins of the
Witwatersrand Basin in South Africa. While Sibanye-Stillwater has recently diversified its operations into a number of additional new jurisdictions beyond its first international expansion into the United States, including Finland and Australia, and into new metals, this diversification has only reduced its reliance on South African gold and PGM production to a limited extent. As a result, any adverse economic, political or social conditions affecting these regions or surrounding regions, as well as natural disasters or coordinated strikes or other work stoppages, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
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

Sibanye-Stillwater’s mineral reserves and mineral resources are estimates at a specific point in time, based on a number of technical and economic assumptions, which, if changed, may require Sibanye-Stillwater to lower the estimated mineral reserves and mineral resources and may not be replaced as depleted
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
In addition, commodity price assumptions, including the market price for gold, PGMs, nickel, zinc and lithium, are subject to considerable uncertainty. Declines in the market prices of such metals may render mineral reserves and mineral resources containing relatively lower grades of mineralisation uneconomic to exploit, and Sibanye-Stillwater may be required to reduce mineral reserve and mineral resource estimates, discontinue development at one or more of its properties or write down assets as impaired. In addition, Sibanye-Stillwater may pursue acquisitions or enter into joint ventures to replace its mineral resources and mineral reserves at its operations or expand its mineral reserve and mineral resource base; however, there can be no assurance that such efforts will be successful. See – Sibanye-Stillwater’s growth strategy may not deliver anticipated outcomes in the timeframe anticipated or at all.
Any downward revision or failure to replace mineral reserves and mineral resources may lead to an impairment or write down of assets, which could have a material adverse effect on its business, operating results, life of operations and financial condition.
Risks Related to Earnings Delivery
Changes in the market price for gold, silver, PGMs, zinc and lithium and related by-products may affect the profitability of Sibanye-
Stillwater’s major capital projects, recycling, mining and refining operations and the cash flows generated by those operations
Sibanye-Stillwater’s revenue from its mining and other operations is primarily derived from the sale of the commodities that it produces. As a result, it is generally exposed to changes in the gold and PGM prices, which could lead to reduced revenue should the gold or PGM basket price decline. For example, during the year ended 31 December 2025, the gold price fluctuated between US$2,624/oz and US$4,532/oz, the platinum price fluctuated between US$894/oz and US$2,535/oz, the palladium price fluctuated between US$866/oz and US$2,024/oz and the rhodium price fluctuated between US$4,575/oz and US$9,175/oz. Sibanye-Stillwater has in the past, and may in the future, utilise commodity derivative or other hedging products, including to protect cash flows at times of significant capital expenditure, financing projects or to safeguard the viability of higher cost operations. In its US Recycling operations, Sibanye-Stillwater regularly enters into fixed forward sales contracts for metal produced from the processing of precious metal-bearing waste and spent autocatalyst recycling, normally making these commitments at the time the precious metal-bearing waste material is purchased to achieve price matching between process feedstock and product. For Sibanye-Stillwater’s fixed forward sales related to recycling, Sibanye-Stillwater is subject to the customers’ compliance with the terms of the agreements, their ability to terminate or suspend the agreements and their willingness and ability to pay. There can be no assurance that the use of such commodity derivative or other hedging products will result in outcomes that are favourable to Sibanye-Stillwater. For example, hedging instruments may fail to prevent losses from being realised in the event of subsequent decreases in commodity prices or, conversely, may limit the ability of Sibanye-Stillwater to benefit from subsequent increases in commodity prices. As a result, Sibanye-Stillwater may not realise the anticipated benefits of hedging instruments, and in the absence of such benefits, there could be a material adverse effect on Sibanye-Stillwater's financial performance.
The market price for gold has historically been volatile and is affected by numerous factors over which Sibanye-Stillwater has no control, such as general supply and demand, speculative trading activity and global macro-economic drivers. For example, gold has historically been used as a hedge against unstable or lower economic performance, thus improved economic performance, particularly in the United
States, may have a negative impact on the price for gold. In recent periods, trading in gold has been volatile amid global political, social and economic uncertainties, and the metal has traded at or near record levels, reaching all-time highs above U.S. $5,000 in the first quarter of 2026. However, there can be no guarantee that elevated price levels will be sustained, and, if gold prices were to decrease from currently elevated levels, Sibanye-Stillwater may be exposed to additional risks, including the risk that certain mineral reserves or mineral resources may no longer be considered economically viable. See – Depressed or volatile commodity prices may impact Sibanye-Stillwater’s ability to implement its business strategy, fund capital expenditures and obtain financing.
The market price for PGMs has been similarly volatile, and in recent years, has declined precipitously primarily as a result of global macroeconomic conditions. As of 31 December 2025, the prices of gold, platinum, palladium and rhodium prices were US$4,343/oz,
US$2,054/oz, US$1,796/oz and US$8,050/oz, respectively.
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
A sustained period of significant gold or PGM price volatility may also adversely affect Sibanye-Stillwater’s ability to undertake new capital projects or to make other long-term strategic decisions. In addition, a sustained period of elevated gold prices may present additional risks to Sibanye-Stillwater. Also see – Depressed or volatile commodity prices may impact Sibanye-Stillwater’s ability to implement its business strategy, fund capital expenditures and obtain financing.
In addition, changes in supply and demand drivers for PGMs may cause the prices of PGMs to fall over the short or long-term. For example,
PGM prices are linked to demand for catalytic converters in combustion engine and hybrid automobiles, among other things. Beginning in
2022, continued macroeconomic uncertainty, together with persistent inflation and higher interest rates, led to decreased consumer demand for new vehicles, with vehicles remaining in service for extended periods and fewer vehicles being scrapped. Such decreased demand contributed to a continued decline in PGM prices through 2024. Although PGM prices showed signs of recovery in 2025, PGM prices remain sensitive to multiple factors, including global economic conditions that impact automotive, industrial and investment demand, as well as fluctuations in both primary and secondary supply. Any economic downturn or other event that reduces the sale of automobiles will also likely impact the price of PGMs. In addition, high PGM prices may cause demand destruction, which would cause the price of such
PGMs to fall. In addition, the increase in the number of electric cars has, and may further in future, reduce the price for PGMs by reducing demand for catalytic converters (which require PGMs) used in gasoline and diesel powered vehicles.
Sibanye-Stillwater is also impacted by fluctuations in other core metals and by-products. For example, in recent years the market prices for nickel, zinc, silver and lithium have fluctuated widely. During the year ended 31 December 2025, the price of zinc, silver, chrome and lithium hydroxide monohydrate fluctuated between US$2,562/tonne and US$3,211/tonne, US$28/tonne and US$79/tonne, US$200/oz and US$295/oz, and US$8,144/tonne and US$14,866/tonne, respectively. Such fluctuations may affect the profitability of the Group’s operations and the viability of its major capital investment projects. For example, a decrease in the long-term forecast lithium hydroxide price contributed to an impairment on the Keliber lithium project at 30 June 2025 and at 31 December 2025. The persistently low lithium hydroxide price has resulted in a staged start-up for operations at Keliber in 2026, which consists of first initiating ore mining, followed by the concentrator start-up, in order to minimise losses.
Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Because gold and PGMs are generally sold in US dollars, while the majority of Sibanye-Stillwater’s gold production and a substantial amount of Sibanye-Stillwater’s PGM production costs are denominated in rand, Sibanye-Stillwater’s operating results and financial condition will be materially affected if there is a material change in the value of the rand
Gold and PGMs are principally sold throughout the world in US dollars, but Sibanye-Stillwater’s costs of production at its operations in South
Africa are primarily incurred in rand. Recent volatility in the rand has made Sibanye-Stillwater’s costs and operating results less predictable than when currency exchange rates are more stable. Throughout 2023, the rand weakened against the dollar, falling to a yearly average exchange rate of R18.46 for the year ended 31 December 2023. For the year ended 31 December 2024, the rand recovered marginally to a yearly average exchange rate of R18.32/US$. For the year ended 31 December 2025, the rand strengthened further to a yearly average exchange rate of R17.88/US$. See – The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Sibanye-Stillwater’s ability to secure financing or could result in any such financing being available only at greater cost. Any significant appreciation of the rand against the US dollar would increase Sibanye-Stillwater’s operating costs in US dollar terms, and reduce revenue in rand terms, which could materially adversely affect its operating results and financial condition from the South African operations.
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
Sibanye-Stillwater has a large amount of indebtedness. Failure to comply with its debt covenants or difficulties in obtaining necessary financing could have a material adverse effect on its business, operating results and financial condition
As at 31 December 2025, Sibanye-Stillwater had R39.3 billion (US$2.4 billion) principal amount of indebtedness outstanding (excluding the
Burnstone Debt), in addition to committed undrawn debt facilities of R21.2 billion (US$1.3 billion). Sibanye-Stillwater’s borrowings and credit facilities contain financial and/or other covenants and restrictions. Such covenants may include restrictions on Sibanye-Stillwater incurring additional financial indebtedness and obligations to maintain certain financial covenant ratios for as long as any amount is outstanding under such facilities. Specifically, Sibanye-Stillwater’s borrowing facilities generally permit a maximum leverage ratio (net cash/debt to adjusted EBITDA) of 2.5:1, calculated on a quarterly basis, although this ratio was temporarily relaxed to 3.5:1 until 30 June 2025, and 3.0:1 until 31 December 2025. The lower commodity prices which prevailed in 2024, following the significant decline in commodity prices over the course of 2023 coupled with operational and production challenges, resulted in a deterioration of the leverage ratio from a net debt to adjusted EBITDA ratio of 0.58:1 as at 31 December 2023 to a net debt to adjusted EBITDA ratio of 1.79:1 at 31 December 2024, which improved to a net debt to adjusted EBITDA ratio of 0.59:1 as at 31 December 2025 following an increase in commodity prices during the second half of 2025. Sibanye-Stillwater’s overall liquidity position, including its ability to maintain its leverage ratio, may be impacted, among other factors, by a further decline in commodity prices, prolonged period at current depressed prices or a decline in production, including as a result of industrial action, shaft incidents, natural events and other operational incidents that constrain production at Sibanye-Stillwater’s operations. See – Depressed or volatile commodity prices may impact Sibanye-Stillwater’s ability to implement its business strategy, fund necessary and strategic capital expenditures and obtain financing and – Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity.
Sibanye-Stillwater intends to incur additional indebtedness to develop its projects in furtherance of its strategy. In addition to targeted borrowings to fund its strategy, in the near-term, Sibanye-Stillwater expects to manage its liquidity needs from cash generated by its operations, cash on hand, the committed and unutilised debt facilities, as well as additional funding mechanisms. Sibanye-Stillwater, if necessary, in order to manage its covenants, may also consider additional options to increase funding flexibility which may include, among others, streaming facilities, prepayment facilities, facility restructuring, or in the event that other options are not deemed preferable by the
Board, an equity capital raise. However, there can be no assurance that funding will be available to Sibanye-Stillwater on acceptable terms, if at all, and that any of the measures which Sibanye-Stillwater may undertake to increase liquidity or actively manage its covenants would be successful.
If Sibanye-Stillwater’s cost of debt were to increase or if it were to encounter other difficulties in obtaining financing, its sources of funding may not match its financing needs, which could have a material adverse effect on Sibanye-Stillwater’s strategy, business, operating results and financial condition.
Depressed or volatile commodity prices may impact Sibanye-Stillwater’s ability to implement its business strategy, fund capital expenditures and obtain financing
Commodity prices significantly influence the Group’s revenue, profitability, access to capital and future rate of growth. Lower commodity prices may reduce Sibanye-Stillwater’s cash flows and borrowing ability and make it more difficult to execute its business strategy, including capital intensive projects, resource optimisation and organic growth initiatives, as well as its ability to execute and achieve sustainability plans and targets. For example, between 2023 and 2024, continued macroeconomic uncertainty, together with continued inflation and higher interest rates, led to a marked decline in PGM prices. As a result of this decline in PGM prices, certain shafts of Sibanye-Stillwater’s
South African and United States PGM operations became unprofitable and the Group completed targeted restructuring consultations in respect of such operations. Although PGM prices have shown improvement in the short-term, supported by increased demand and supply constraints resulting from reduced production capacity, there can be no assurance that this recovery will be sustained or that prices will continue to improve. A continued decline in PGM or other commodity prices impacting the Group’s revenue may cause the Group to suspend or further restructure certain of its operations, reduce capital expenditure and materially impact its profitability and ability to execute its strategy.
Reduced or volatile commodity prices, or prolonged depressed commodity market conditions, may also make it harder for Sibanye-
Stillwater to allocate capital or obtain financing on satisfactory terms, which could impact its ability to develop future reserves and lead to a decline in Sibanye-Stillwater’s earnings potential. Lower long term commodity prices may also impact the economic viability of Sibanye-
Stillwater’s mineral reserves, resulting in a reclassification or reduction in proven reserves and/or resources at affected operations. Moreover, a sustained period of elevated gold prices may present risks to Sibanye-Stillwater. In recent periods, the price of gold has reached near record levels, trading above US$5,000 in the first quarter of 2026. Higher gold price assumptions may support increases in mineral reserve and mineral resource estimates and extensions of life-of-mine plans; however, if gold prices were to decrease from currently elevated levels, certain mineral reserves or mineral resources may no longer be considered economically viable, which could result in downward revisions to mineral reserves and mineral resources, reduced mine lives and potential impairments of mining assets. See – Sibanye-Stillwater’s mineral reserves and mineral resources are estimates at a specific point in time, based on a number of technical and economic assumptions, which, if changed, may require Sibanye-Stillwater to lower the estimated mineral reserves and mineral resources and may not be replaced as depleted.  Elevated gold prices may also increase competition for, and the acquisition cost of, high-quality development and in-production assets, and may place upward pressure on costs such as wages, consumables and services. See – Sibanye-Stillwater’s growth strategy may not deliver anticipated outcomes in the timeframe anticipated or at all.
Any of the foregoing may materially and adversely affect Sibanye-Stillwater’s future business, operating results, financial condition, as well as its operations, liquidity, or ability to finance planned capital expenditures.
The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Sibanye-Stillwater’s ability to secure financing or could result in any such financing being available only at greater cost
On 14 November 2025, Standard & Poor’s upgraded South Africa’s sovereign credit rating from BB- to BB, with a positive outlook. On 12
September 2025, Fitch Ratings affirmed South Africa’s sovereign credit rating of BB- and maintained a stable outlook. On 5 December 2025,
Moody’s affirmed South Africa's sovereign credit rating as Ba2 with a stable outlook.
The continued status of South Africa’s sovereign credit rating as non-investment grade by Standard & Poor’s, Moody’s or Fitch Ratings may impact the ability of the private sector to raise capital, making it more difficult for Sibanye-Stillwater to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. Previous downgrades and the continued status of South Africa’s sovereign credit rating as non-investment grade could also have a material adverse effect on the South African economy as many pension funds and other large investors are required by internal rules to sell bonds once two separate agencies rate them as non-investment grade.  Any such negative impact on the South African economy may adversely affect
Sibanye-Stillwater’s business, operating results and financial condition.
Energy cost increases may adversely affect Sibanye-Stillwater’s results of operations
Sibanye-Stillwater’s mining operations in South Africa largely depend upon electrical power generated by the state-owned power supply utility, Eskom. Eskom, which supplied the vast majority of the country’s electricity needs during 2025, has historically experienced financial difficulties that have been caused by several factors. Some factors include inadequate maintenance and replacement strategy of aging generation units, the inability for the national transmission grid to accommodate new renewable energy generation, over expenditure on capital projects, under recovery of revenues from defaulting customers, high levels of indebtedness, inadequate maintenance and high primary energy costs. More recently, during certain periods of supply-constraint, Eskom has utilised significant amounts of diesel to run its gas turbines while concurrently losing electricity sales as a result of load shedding or curtailment, which has contributed to above inflation tariff applications. See – Energy shortages, load curtailment (including the risk of a total blackout) and usage constraints may force Sibanye-
Stillwater to reduce or halt operations.
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

NERSA’s assessment of Eskom’s MYPD 6 application. Eskom lodged a judicial review on 2 July 2025 to challenge NERSA’s decision, which was settled between Eskom and NERSA in August 2025. Concurrently, Eskom has submitted an application to NERSA requesting the restructuring of regulated electricity tariffs in South Africa, and NERSA approved the Retail Tariff Plan in February 2025.
Combined, these outcomes create uncertainty as to the tariff structure and rates that will ultimately be applicable to Sibanye-Stillwater, and in the event that existing conditions persist or are exacerbated, the electricity tariff will continue to increase significantly in coming years.
In February 2019, the President of South Africa announced the vertical unbundling of Eskom. While full state ownership will be maintained, the unbundling is expected to result in the separation of Eskom’s transmission and distribution functions into separate entities, with Eskom’s generation function being retained in Eskom and Eskom’s management and administrative functions being transferred to a new holding company, which may require legislative and/or policy reform. The unbundling is currently underway and the agreements related to the legal separation of the transmission function were concluded in December 2021. Conditions precedent to these agreements were fulfilled in June
2024, and as such the separation of the transmission function has become effective, with this function residing in the National Transmission
Company of South Africa SOC Limited, a wholly-owned subsidiary of Eskom. However, the legal separation of the distribution function has not yet occurred, and there is no indication as to if and when this will occur. Poor reliability of the supply of electricity and instability in prices through the unbundling process is expected to continue. Should Sibanye-Stillwater experience further power tariff increases, its business operating results and financial condition may be adversely impacted.
In the United States, changes in the US energy market, including a potential movement away from coal power, may increase the operating cost of Sibanye-Stillwater’s US operations, which could have a material adverse effect on its business, operating results and financial condition.
Geopolitical factors, including ongoing war in Ukraine and conflict in the Middle East, as well as changes in trade policies such as US tariffs, have contributed to volatility in the availability and price of energy sources globally in 2025. Resulting embargoes, sanctions and trade restrictions have further contributed to volatility in global energy costs across oil and gas, increased commodity prices and demand for renewable energy components and, in certain jurisdictions, risk of energy supply constraints. Such volatility may impact the availability and cost of energy for Sibanye-Stillwater’s operations and projects, and further disruptions to global energy value chains may affect operational continuity and increase operating costs, which could have a material adverse effect on its business, operating results and financial condition.
If any of Sibanye-Stillwater’s operations do not perform in line with expectations, Sibanye-Stillwater may be required to write down the carrying value of its long-term assets, which could affect Sibanye-Stillwater’s profitability and financial condition
Under IFRS Accounting Standards, Sibanye-Stillwater is required to annually test for indicators of impairment of the carrying value of long-
term assets, being assets within the scope of IAS 36 for indicators of impairment, and where indicators of impairment exist, as well as cash generating units to which goodwill has been allocated irrespective of whether an indicator of impairment exists, Sibanye-Stillwater will have to perform an impairment test. The Group must perform this test more frequently if it has reason to believe that the expected recoverable amount (being the higher of (a) fair value less costs of disposal and (b) value in use) of long-term assets, or cash-generating units with allocated goodwill, may be lower than the carrying value. If the results of operations and cash flows generated by Sibanye-Stillwater’s gold,
PGM, recycling, zinc and lithium operations are not in line with its expectations, it may be required to write down the carrying value of its assets or investment to the recoverable amount. Any write down could materially affect Sibanye-Stillwater’s profits and financial condition.
Our business is subject to high fixed costs which may impact its profitability
The mining industry, particularly the gold and PGM mining industry, is characterised by high fixed costs. The majority of operating costs of each mining operation is fixed and does not vary significantly with the production rate and, therefore, a relatively small change in productivity as a result of, for example, strikes or other work stoppages could have a disproportionate effect on operating and financial results. Costs are generally more stable than revenues, the latter being driven by commodity price and currency exchange rates, which can be volatile. Accordingly, changes in revenue due to volatility in input costs, commodity prices or currency exchange rate movements could have a material adverse effect on Sibanye-Stillwater’s growth or financial performance. See – Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Sibanye-Stillwater’s operations and profits. Above-
inflation increases in fixed costs such as labour or electricity costs may cause parts of Sibanye-Stillwater’s resources to become uneconomical to mine and lead to the closure of marginal shafts or other areas at its operations. This would impact on planned production levels and declared reserves and could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. See – Annual Financial Report – Management’s discussion and analysis of the financial statements – Factors affecting Sibanye-
Stillwater’s performance – Costs.
Theft of gold, PGM and production inputs, cable theft, as well as illegal mining, may occur on some of Sibanye-Stillwater’s properties. These activities could disrupt Sibanye-Stillwater’s business and can expose Sibanye-Stillwater to liability
Sibanye-Stillwater experiences illegal mining activities and theft of precious metal-bearing materials (which may be by employees or third parties) at its South African-based properties. Incidences of illegal mining and theft remain concerning as a result of challenging social and economic conditions and the value derived from precious metals and non-ferrous metals driven by local and international criminal enterprise. In 2025, Sibanye-Stillwater experienced 1,342 incidents of illegal mining and assisting illegal miners at its underground operations
(2024: 1,149), resulting in the arrests of 1,438 illegal miners and 874 employees for assisting illegal mining activities. During the same period, there have been 1,356 incidents of illegal mining at Sibanye-Stillwater’s surface operations (2024: 1,190), which resulted in the arrests of 264 illegal miners.
Sibanye-Stillwater has also experienced the theft of copper (and other non-ferrous metals) at its SA operations, including from organised crime syndicates. The theft of such metals poses a risk to Sibanye-Stillwater’s surface infrastructure as well as its underground mines. In 2025,
Sibanye-Stillwater experienced 1,328 incidents of non-ferrous metals theft at its South African gold and PGM operations, a decrease from
1,613 incidents in 2024.
Rising gold, PGM and non-ferrous metal prices have been known to result in increased metals theft. It is possible that mine owners may be held responsible for the actions of illegal miners or for damages, injuries or fatalities that occur due to their actions. The activities of illegal miners could also lead to a reduction of mineral reserves, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations. In South Africa, there has also been an increase in coordinated attacks by organized criminal networks targeting critical infrastructure, including incidents involving violence against security personnel. Illegal mining, theft, and related criminal activities may also cause possible operational disruption, project delays, and pollution or damage to property for which Sibanye-Stillwater could potentially be held responsible and lead to fines or other costs. Disputes with illegal miners can adversely affect Sibanye-Stillwater’s relationships with local communities. The Artisanal and Small-Scale Mining Policy published on 30 March 2022 by the South African Minister of the DMPR (then Minister of the DMRE) aims to create a formalised, sustainable, artisanal and small-scale mining industry in South Africa, to eliminate illegal mining operations and promote job creation. The intention in adopting this policy is, where possible, to formalise artisanal and small-scale mining and provide for the co-existence of artisanal and small-scale miners and large mining operations. The occurrence of any of these events could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
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
and financial condition.
On 24 January 2025, the Expropriation Act 13, 2024 (Expropriation Act) was assented to by the President of South Africa and has been signed into law. The Expropriation Act is not yet effective, and the date on which it will come into force has not been determined. The Expropriation
Act allows the state, subject to due process being followed, to expropriate land without compensation where doing so would be for a public purpose or in the public interest. Pursuant to section 12(3) of the Expropriation Act, land which falls within one of the following categories may be subject to expropriation without compensation:
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
In South Africa, the Government of National Unity (GNU) was formed after the most recent election in May 2024. The GNU’s priorities and minimum programme have generally aligned with the ANC’s commitments and policies. With respect to the mining industry, while the ANC has rejected the possibility of mine nationalisation, it supports, among other things, greater state intervention in the mining industry, including the revision of existing royalties and the imposition of new taxes. For example, Sibanye-Stillwater is engaged in disputes with South African municipalities regarding the interpretation and application of new legislation relating to the valuation of mining rights for purposes of calculating municipal rates and taxes. The municipalities have significantly increased the valuations of Sibanye-Stillwater's mining rights, resulting in substantially higher rates and taxes in respect of mine property. Sibanye-Stillwater is challenging these increased valuations through legal proceedings, however, there can be no assurance that Sibanye-Stillwater will be successful in these proceedings. Whilst
Sibanye-Stillwater has obtained the right to appeal certain adverse rulings, there can be no assurance that any such appeals will be successful. If the municipalities' valuations are upheld, Sibanye-Stillwater could face material additional costs, including retrospective payments covering multiple years across several municipalities, which could have a material adverse effect on Sibanye-Stillwater's business, operating results and financial condition. The GNU may also adopt policies that involve the South African government taking a more active role in the mining sector, including through state participation in mining projects or through new regulatory requirements such as the proposed amendments to the MPRDA pursuant to the 2025 Bill. Such policies may impose additional restrictions, obligations, operational costs, taxes or royalty payments on mining companies, including Sibanye-Stillwater, any of which could have a material adverse effect on
Sibanye-Stillwater’s business, operating results and financial condition.
Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater’s insurance coverage may not adequately satisfy all potential claims and exposures
Sibanye-Stillwater has an insurance programme, including partial self-insurance. However, Sibanye-Stillwater may become subject to liability
(including that which arises out of class-action or other litigation) against which it has not been insured, cannot insure or is insufficiently insured, including those relating to past mining activities, tailing disasters, data protection and cybersecurity breaches. In addition, Sibanye-
Stillwater’s existing property and business interruption insurance and liability may not cover a particular event at all or be sufficient to fully cover Sibanye-Stillwater’s losses, including, without limitation, as a result of natural disasters and other events that could disrupt Sibanye-
Stillwater’s operations, such as public health emergencies, pandemics, COVID-19, climate change-related incidents and losses related to grid collapse and unplanned load curtailments by Eskom. Sibanye-Stillwater’s existing property and liability insurance contains specific exclusions and limitations on coverage. For example, should Sibanye-Stillwater be subject to any regulation or criminal fines or penalties, these amounts would not be covered under its insurance programme. Should Sibanye-Stillwater suffer a major loss, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Sibanye-Stillwater’s insurance coverage may not fully cover the extent of claims against it or any cross-claims made.
Sibanye-Stillwater’s US Recycling business relies on supply of precious metal-bearing waste including spent autocatalytic converters from third-party suppliers
In the United States, Sibanye-Stillwater sources precious metal-bearing waste, including automotive and industrial catalyst materials, from third-parties through both purchase and tolling arrangements. Sibanye-Stillwater's Columbus recycling operations depend on various third-
party suppliers to source and provide spent autocatalytic materials and other waste streams in a compliant and responsible manner. Whilst suppliers are contractually required to adhere to responsible sourcing obligations, and Sibanye-Stillwater may suspend or terminate contracts for non-compliance, any such suspension or termination could reduce the availability of recyclable materials. In addition, Sibanye-
Stillwater’s US Recycling business has a degree of supplier concentration risk, with a limited number of suppliers contributing a significant portion of the precious metal-bearing feedstock for each metal. The loss of, or reduced supply from, one or more key suppliers could materially impact volumes and profitability, and Sibanye-Stillwater may be unable to replace lost supply on acceptable terms, particularly in periods of market or operational disruption. For example, autocatalyst recycling volumes have been negatively affected from 2023 to 2025 by high interest rates, low steel prices, elevated used vehicle prices and depressed PGM prices, all of which have contributed to reduced automotive scrapping. As a result, used vehicles have remained in circulation longer, reducing available recycle volumes. This contributed to significantly lower production in the US Recycling business, which declined by 48% in fiscal year 2023, increased marginally by 2% in fiscal year 2024, and decreased marginally by 2% in fiscal year 2025. Any constraint on suppliers' ability to source feedstock, or the loss of a major supplier, could further reduce the profitability of the US Recycling business and adversely affect Sibanye-Stillwater's business, operating results and financial condition.
In connection with its US Recycling operations, Sibanye-Stillwater regularly enters into fixed forward sales contracts for metal produced from catalyst recycling and for precious metal-bearing waste. For these fixed forward sales, Sibanye-Stillwater is subject to the customers’
compliance with the terms of the agreements, their ability to terminate or suspend the agreements and their willingness and ability to pay.
The loss of any of these agreements or failure of a counterparty to perform could require Sibanye-Stillwater to sell or purchase the contracted metal in the open market, potentially at a significant loss. Sibanye-Stillwater’s revenues for the year ended 31 December 2025, included 6% from US recycling sales and tolling fees at its Columbus site in the United States.
Furthermore, should it become necessary at any point to reduce or suspend US PGM primary mining operations, the proportion of costs allocated to the Columbus recycling segment would increase substantially. Moreover, the ability to operate the smelter and refinery without significant volumes of primary mine concentrates is likely to require modification to the processing facilities. There is no assurance that the recycling facilities can operate profitably in the absence of significant primary mine concentrates, or that capital would be available to complete necessary modifications to the processing facilities.
For its PGMs mined in the United States, Sibanye-Stillwater’s tolling and sales arrangement concentrates all its final refining activity and all
PGM sales from mine production with one entity
Sibanye-Stillwater utilises a single company for all of its precious metals refining services for its United States PGM mining operations, and, with the exception of certain pre-existing platinum sales commitments, all of Sibanye-Stillwater’s current mined palladium and platinum in the
United States is committed for sale to such company. In addition, this company has the right to bid on any of the Columbus recycling PGM ounces Sibanye-Stillwater has available in the United States.
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
In addition to rapidly evolving legal and regulatory requirements in the jurisdictions in which it operates, Sibanye-Stillwater is also subject to evolving industry and value chain standards, including increasingly stringent offtaker and supply chain requirements. As environmental, health and safety regulations become stricter globally and there is increased regulation on supply chain transparency and traceability, the value chains in which Sibanye-Stillwater participates have increasingly adopted heightened requirements. For example, many downstream users of PGMs such as automobile manufacturers insist on stringent accreditation of all commodities to the extent of specifying Initiative for
Responsible Mining Assurance (IRMA) as the required standard to demonstrate site-level ESG performance. In extreme cases, there is a risk that costs could exceed the production value in certain of the markets in which the Group participates or is expanding, such as in respect of its future-facing metals projects.
Sibanye-Stillwater is also subject to responsible sourcing standards for procurement of feedstock from third party suppliers. The Group’s US
Recycling operations source all feedstock from third party suppliers and the South African gold and PGM operations supplement their mined material with additional feedstock. This procurement from third parties also presents a reputational risk if the Group unintentionally sources illicit material, particularly if it were related to support for armed conflict, organised crime or human rights abuses.
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
Sibanye-Stillwater's US Recycling business is also exposed to tariff-related risks. Tariffs on steel, aluminium and certain machinery have increased costs for equipment and critical components sourced from international suppliers. The US government is currently investigating whether to impose tariffs on certain critical minerals, including silver, platinum and palladium, and whilst scrap materials may be exempted, any such tariffs could adversely impact margins. In addition, proposed expansions to tariff codes for machinery relevant to precious metal processing could result in additional costs if finalised. Changes to trade agreements or tariff exemptions applicable to scrap materials could also increase tariff exposure for the US Recycling business. Furthermore, if certain tariffs currently in place are found to be unlawful, the process to obtain refunds could be protracted, and new tariffs may be introduced under alternative legal mechanisms, creating further uncertainty.
Any of the foregoing could impact Sibanye-Stillwater’s South African and US PGM operations, which could in turn have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
The effect of US tax credits on Sibanye-Stillwater and its subsidiaries is uncertain, particularly in light of recent legislative and regulatory developments
In August 2022, former US President Biden signed the Inflation Reduction Act (IRA) into law. The IRA amended US tax law by, among other things, supporting the US-based EV supply chain and identified 50 “critical minerals”, including lithium, palladium and nickel, for such support by, among other measures, (1) amending the previous version of Section 30D of the US Internal Revenue Code, which provides for a credit claimable by certain purchasers of electric vehicles (EVs), and (2) providing for a brand new tax credit incentivising manufacturing conducted within the United States, under Section 45X of the US Internal Revenue Code. The first of these incentives provides a tax credit for
EV purchasers, a portion of which is available only if an applicable percentage of the critical mineral in the EV’s battery is either: (i)
extracted or processed in the United States or in any country with which the United States has a free trade agreement in effect; or (ii)
recycled in North America (the Critical Minerals Requirement). Under the second of the aforementioned incentives, the IRA also added the new Section 45X of the US Internal Revenue Code, which provides for a tax credit (Section 45X Credit) for the manufacturing and sale to an unrelated person of certain eligible components within the United States. An eligible component for these purposes importantly includes certain “applicable critical minerals” including those minerals considered critical for purposes of the aforementioned EV credit, and also includes certain specified components of clean energy facilities (including facilities using solar photovoltaic and wind energy to produce electricity). In cases where the Section 45X Credit is claimed in connection with production of applicable critical minerals, the Section 45X
Credit is equal to 10% of the cost to produce or extract such critical mineral. As discussed further below, While the IRA represented a significant boon to the clean energy and EV industries, many of the IRA tax incentives were rolled back or otherwise curtailed by the One Big
Beautiful Bill Act (OBBBA) of 2025, including, in particular, Section 30D tax credit, which now sunsets as of September 2025.
In October 2024, the US Treasury released taxpayer-favourable final regulations pertaining to the Section 45X Credit providing that, among other costs, certain direct or indirect material costs and costs related to the extraction or acquisition of raw materials could be taken into account for purposes of the Section 45X Credit. Specifically, this development represented a material financial benefit for Sibanye-Stillwater's
US Recycling operations, helping to yield total credit values of approximately US$260 million for 2023 and 2024, US$47 million for 2025 (relating to primary mining) and US$40 million for 2025 (relating to recycling). See – Annual Financial Report – Management’s Discussion and Analysis
of the Financial Statements: Cost of sales..

In July 2025, the US Congress passed the OBBBA, which both (i) significantly shortened the applicability periods of many of the tax incentives created by or otherwise bolstered by the IRA, and (ii) imposed burdensome new requirements for most such tax incentives. Specifically, the
Section 30D Credit was terminated for EVs acquired after September 30, 2025, effectively repealing the credit as of that date.
Notwithstanding the promulgation of regulations in May 2024 the stringent application of which might have limited the application of the
Section 30D to Sibanye-Stillwater’s operations, Sibanye-Stillwater had been materially benefitting from the credit, and its repeal may therefore have a material adverse impact on Sibanye-Stillwater’s financial position.
While the Section 45X Credit will generally continue to apply to eligible United States critical mineral production in full until the credit begins to sunset in 2031, the Section 45X Credit is now subject to certain “foreign entity of concern” (FEOC) requirements, which are designed to eliminate tax incentives that would otherwise inure to projects with certain ties to China, North Korea, Iran and Russia. Specifically, immediately as of the OBBBA enactment date of July 4, 2025, a taxpayer hoping to claim the Section 45X Credit cannot (i) be a “prohibited foreign entity” (PFE), (ii) receive “material assistance” from a PFE, or (iii) produce eligible components under an arrangement deemed to evidence "effective control" by a “specified foreign entity” (SFE).
For these purposes, a PFE is either (i) An SFE or (ii) a “foreign-influenced entity” (FIE). An SFE includes entities designated as a foreign terrorist organization by the Secretary of State, entities included on the specially designated nationals and blocked persons list maintained by the US
Treasury Department's Office of Foreign Assets Control, entities alleged by the Attorney General to have engaged in conduct for which a conviction was obtained under certain laws, as well as certain “foreign controlled entities”. Foreign controlled entities include, for example,
(i) the government of a “covered nation” (i.e., China, Russia, Iran, or North Korea), (ii) an agency or instrumentality of a government of a covered nation, (iii) a citizen or national of a covered nation without U.S. status as a citizen, national or lawful permanent resident, (iv) an entity organized under the laws of, or having its principal place of business in, a covered nation, or (v) an entity controlled by any of the above, including subsidiaries, where control is measured by more than 50% direct or indirect ownership of stock in a corporation, profits interests or capital interests in a partnership, or other beneficial interest in the entity. Entities publicly traded on exchanges outside of a covered nation are generally excluded from the definition of a foreign controlled entity.
An entity will be a foreign influenced entity, or FIE, if during the taxable year, (i) an SFE has direct or indirect authority to appoint a board member, executive officer, or similar individual, (ii) a single SFE owns at least 25% of the entity, (iii) one or more specified foreign entities own in the aggregate at least 40% of the entity; or At least 15% of the entity's debt is held in the aggregate by one or more specified foreign entities; or (iv) during the prior taxable year, the entity made an "applicable payment" to an SFE pursuant to a contract, agreement, or other arrangement which entitles the specified foreign entity (or a related entity) to exercise "effective control" over (a) any qualified facility or energy storage technology of the taxpayer (or any related person) or (b) the extraction, processing, or recycling of any applicable critical mineral or production of an eligible component by the taxpayer (or any related person). “Effective control” for these purposes refers to specific contractual and intellectual property rights pertaining to the applicable project or facility. While the US Treasury Department has announced that there will be forthcoming regulatory guidance providing more specific details on the implementation of this standard, it appears that the term “effective control” is to be interpreted broadly.
For purposes of determining whether construction or production of any property includes "material assistance from a prohibited foreign entity", Section 45X Credit claimants must establish that the "material assistance cost ratio" is less than the "threshold percentage". This ratio looks to the geographical origin of materials and components that comprise the project generating the Section 45X Credit. The threshold percentage differs greatly depending on the technology involved. In the case of critical minerals, the baseline threshold percentage would be a very taxpayer-favorable 0% through 2029, after which point the percentage would rise to 25%. However, forthcoming guidance from the US Treasury is expected to assign specific threshold percentages to certain critical minerals that would apply prior to 2030.
Meeting these new FEOC requirements is proving to be a challenge for many taxpayers, particularly considering the lack of clear guidance as to many of the requirements, and the fact that failure to meet or otherwise properly substantiate any one of the requirements generally has the effect of invalidating the entire Section 45X Credit. Currently, Sibanye-Stillwater is evaluating compliance with the FEOC requirements in connection with Section 45X Credits it expects to claim for 2025 and beyond, but as of this time cannot guarantee that the new requirements will not impact the amount of Section 45X Credits claimable or sustainable upon a challenge by tax authorities.
The unavailability of the Section 45X Credit or a change in its value, including as a result of a failure to meet the FEOC requirements, or further legislative changes, could have a material adverse impact on Sibanye-Stillwater’s financial position. Although US law is technically settled on the ability to claim a Section 45X Credit for the costs associated with critical minerals giving rise to Section 45X Credits, political uncertainty in the United States may jeopardise the status and future of the Section 45X Credit. See – Sibanye-Stillwater could be subject to adverse changes in tax laws, regulations and interpretations or challenges to the Group’s tax positions. Any such changes could jeopardise the availability of the Section 45X Credit to Sibanye-Stillwater and for the reasons mentioned above, could therefore have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
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
Furthermore, the rules dealing with US federal income taxation are constantly under review by persons involved in the legislative process, by the IRS and by the US Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect
Sibanye-Stillwater and its shareholders. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to Sibanye-Stillwater or its shareholders will be changed. See – The effect of US tax credits on Sibanye-Stillwater and its subsidiaries is uncertain, particularly in light of recent legislative and regulatory developments. Shareholders are urged to consult their tax advisors with respect to tax considerations applicable to them by holding shares in Sibanye-Stillwater and to monitor any potential legislation, amendments or changes to the relevant tax laws.
Changes in tax laws or regulations increase tax uncertainty, could have a prospective or retroactive application to the Group, and could have a negative impact on the Group’s effective tax rate or tax payments, any of which could have a material adverse effect on Sibanye-
Stillwater’s business, operating results and financial condition.
Strategic Risks
To the extent that Sibanye-Stillwater seeks to further expand its existing mining operations, it may experience challenges associated with mineral exploration or development of mining projects
Sibanye-Stillwater aims to expand its operations and mineral reserve base organically through its existing exploration programmes and investigations, including brownfields exploration and the optimisation and extension of existing mining operations, as well as through development projects and, from time to time, joint ventures and targeted acquisitions. However, such projects may be capital intensive, have a long lead time and are subject to risks relating to the location of economic ore bodies, the development of appropriate extractive processes, cost overruns and delays. Such projects may also be impacted by delay in the receipt of necessary governmental permits and regulatory approvals and the extension of mining and processing facilities at the mining site. For example, Sibanye-Stillwater has in the past, and may in the future, require new or amended permits to expand water, rock and tailing storage facilities in respect of its Stillwater operations. If it is unable to obtain such permits, or do so in a timely manner, its operations would be significantly impacted.
Sibanye-Stillwater is continuing to investigate the exploitation of mineralisation below and adjacent to the current mining areas and infrastructure limits at its operations. This includes brownfields exploration drilling at selected operations in South Africa, as well as at Stillwater and at Keliber, to further define mineral resources that can be converted to mineral reserves in the future. Such brownfields exploration and expansion activities are required to be carefully coordinated with ongoing mining operations and infrastructure constraints, which may be complex and difficult to execute and may result in operational disruption, delays or increased costs. At Keliber, exploratory drilling is ongoing as part of its regional lithium exploration, and a Mineral Resource update is currently underway. Sibanye-Stillwater has also been undertaking exploration activities in conjunction with its joint venture partner, Regulus Resources Ltd (Regulus), at the Altar project, a large porphyry-style copper-gold deposit in Argentina. There can be no assurance that any exploration or expansion projects will be successful, partially or at all,

and the failure of Sibanye-Stillwater to expand its mineral reserves through such projects could have a material adverse effect on its business, operating results and financial condition.
Sibanye-Stillwater’s growth strategy may not deliver anticipated outcomes in the timeframe anticipated or at all
As part of its strategy, Sibanye-Stillwater may pursue growth opportunities through a combination of organic initiatives, including the optimization and expansion of its existing operations, as well as, from time to time, acquisitions, business combination transactions and joint ventures. Such initiatives are intended, among other things, to expand and replace mineral resources and mineral reserves, improve operational performance, reduce costs, optimize capital allocation and enhance the overall sustainability of its operations. Historically, the
Group has pursued growth through acquisitions and investments, and between 2021 and 2025, Sibanye-Stillwater made a number of strategic acquisitions and investments, including the investment in the Keliber lithium project, the acquisitions of the Sandouville nickel processing facility and Century zinc retreatment tailings operations, the acquisition of the remaining 50% stake in the Kroondal joint venture, the acquisition of Reldan, a precious metals recycling group, the acquisition of Metallix Refining, a precious metals recycling group, the merger of the operations of Sibanye Rustenburg Platinum Mines Proprietary Limited with that of Kroondal Operations Proprietary Limited and the entering into of new chrome joint venture agreements with Glencore Merafe Venture.
The successful execution of Sibanye-Stillwater’s strategy, including its increased focus on organic growth, brownfields exploration and operational optimization initiatives, is subject to a number of risks, including the ability to identify and implement economically viable opportunities within the Group’s existing asset base, achieve anticipated efficiencies and cost savings, and deliver projects on time and within budget. There can be no assurance that such initiatives will deliver the anticipated benefits or returns in the timeframe expected, or at all.
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
Sibanye-Stillwater may face challenges in the integration of acquired assets, such as higher levels of capital expenditure or lower production levels than expected, which could disrupt its current operations or result in higher costs or worse overall performance than anticipated. For example, the integration of the Sandouville nickel processing facility into the Group faced various operational and logistical issues and required high levels of capital expenditure to improve the facility. Despite the improved operational performance in 2023, 2024 and 2025,
Sandouville refinery remained loss making, due to a pre-existing onerous supply contract (which was terminated in 2024), continued
inflationary cost pressures (leading to higher fixed and variable costs), elevated maintenance costs, low installed capacity leading to higher fixed costs per production unit and a further decline in the average nickel price and nickel cathode premiums. In 2025, production at the
Sandouville refinery was ceased and the facility was placed on care and maintenance. While the Group is currently exploring the potential of producing precursor cathode active materials at Sandouville, there is no guarantee it will be able to do so, or that economically viable production can be achieved.
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
Sibanye-Stillwater may, to the extent it pursues acquisition opportunities, face competition for the acquisition of attractive assets, particularly during periods of elevated commodity prices, and may be unable to identify suitable assets for acquisition at economically attractive prices or on acceptable terms. Its ability to pursue or complete acquisitions is also dependent on securing adequate and affordable financing, which may not be obtained on acceptable terms, if at all. Any decision to acquire properties may be based on a variety of factors, including historical operating results, estimates and assumptions regarding the extent of the ore reserve, cash and other operating costs, mineral prices, projected economic returns and evaluations of existing or potential liabilities (including environment liabilities) associated with the relevant property and its operations and how these factors may change in the future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the ore reserve. In addition, although Sibanye-Stillwater typically receives representations, warranties and indemnities and conducts general due diligence with respect to its acquisitions, there can be no assurance that Sibanye-Stillwater identified all the liabilities of, and risks associated with, its acquisitions or that it will not be subject to unknown liabilities of, and risks associated with, the entities acquired, including liabilities and risks that may become evident only after Sibanye-Stillwater has been involved in the operational management of the relevant entities.
Any of the foregoing may impact Sibanye-Stillwater’s ability to realise the anticipated benefits of its acquisitions and its business, operating results and financial condition may be materially impacted.
Sibanye-Stillwater’s business may be harmed if it fails to adapt to technological advances, including artificial intelligence and other emerging technologies, in a timely and cost-effective manner, which may be complicated by an uncertain regulatory environment
The industry in which Sibanye-Stillwater operates is characterised by rapid technological advancements, including industry-wide digitalisation, robotic process automation (RPA), machine-learning and advances in artificial intelligence. Sibanye-Stillwater’s ability to compete effectively and in a cost-effective manner depends, in part, on its ability to adapt to, and adequately invest in, new technology and related personnel. Insufficient or untimely investment in new technology or personnel may require prolonged use of labour-intensive modes of work or require it to retain legacy infrastructure that cannot be easily or cost-effectively serviced or upgraded. In addition, the
Group may need to undertake certain technological upgrades in response to heightened safety, environmental or security requirements, and failure to adopt these improvements may delay or increase the cost of compliance.
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
Sibanye-Stillwater may also adopt AI and other emerging technologies into its own IT systems or integrate AI within its mining operations. AI tools may also be utilised by the Group's contractors and third parties that Sibanye-Stillwater conducts business with. The use of AI may not meet the existing and rapidly evolving regulatory standards and could introduce security or other operational risks that may expose confidential data, lead to the loss of competitive information and result in operational failures. Limited expertise and skills shortages could prevent Sibanye-Stillwater from effectively using or promptly implementing AI and other technologies.
Any of the foregoing may impact Sibanye-Stillwater’s ability to deliver on its strategic objectives, including sustainability, safety and cost optimisation targets, and have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Acquisitions, business combinations, development projects and joint ventures may expose Sibanye-Stillwater to new or increased regulatory oversight, compliance requirements and operational risks, including in geographies in which it is unfamiliar
Sibanye-Stillwater has in the past, and may in the future, pursue opportunities for expansion into new geographies or markets where it has limited to no prior experience, and which may subject it to new or increased regulatory oversight or requirements. See – Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which may be the subject of dispute. For example, the acquisition of Stillwater expanded Sibanye-Stillwater’s operations into the United States, wherein Sibanye-Stillwater was subject to new regulatory and reporting requirements. In addition, between 2022 and
2023, Sibanye-Stillwater initiated direct operations in Finland and Australia, where the Group had no prior operational experience. Such expansions may lead to increased costs related to ensuring governance, regulatory, legal and accounting compliance across multiple regions. Moreover, acquisitions may involve compliance risks, including difficulties in implementing disclosure controls and procedures for newly acquired businesses, unforeseen challenges in extending internal control over financial reporting to such businesses, and complexities in performing required assessments of acquired operations within applicable timeframes. See – If Sibanye-Stillwater is unable to implement and maintain an effective system of internal control over financial reporting, it may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud. In addition, future acquisitions, business combinations or joint ventures may change the scale of Sibanye-Stillwater’s business and operations and may expose it to new geographical, geological, commodity, political, social, labour, operational, financial, legal, regulatory and contractual risks.
Sibanye-Stillwater’s strategy with respect to future-facing metals is subject to certain risks, and Sibanye-Stillwater may never develop minerals in sufficient grade or quantities to justify commercial operations

As part of its strategy, Sibanye-Stillwater has made, and may continue to make, strategic investments in future-facing metals development projects to enhance its positioning in the future green economy. Recent examples of such investments include shareholdings in Keliber in
2021 and the exercise of Sibanye-Stillwater's option in the Mt. Lyell copper mine in 2023. Mineral resource exploration, development, and operations are complex and are characterised by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral resources, and from finding mineral resources which, though present, are insufficient in quantity and quality to return a profit from production. Once mineralisation is discovered, it may take a number of years from the initial exploration phases before production is possible, during which time the potential feasibility of the project may change adversely. For example, the novel soda pressure leaching technology utilised at Keliber may fail to perform at the expected level as the process is not yet in industrial use and therefore may result in lower mineral quality and/or higher costs.
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
The prevailing market prices of lithium, copper and other commodities will have a material impact on the commercial success of Sibanye-
Stillwater’s strategy
The profitability of Sibanye-Stillwater’s strategy will be significantly affected by changes in the market price of future-facing metals (e.g., lithium and copper) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements. Prices of such metals are affected by numerous factors beyond Sibanye-Stillwater’s control, including: prevailing interest rates and returns on other asset classes; expectations regarding inflation, monetary policy and currency values; speculation; governmental and exchange decisions regarding the disposal of metal stockpiles; political and economic conditions; available supplies of future-facing metals from mine production, inventories and recycled metal; sales by holders and producers of future-facing metals; and demand for products containing lithium and copper. The price of such future-facing metals and other minerals and oil has fluctuated widely in recent years, and if prices decline or are lower than expected, this could have a material adverse impact on Sibanye-Stillwater’s strategy, revenues and costs base, and as a result, its business, operating results and financial condition.
The success of Sibanye-Stillwater’s strategy may be impacted if the electric vehicles sector does not develop as anticipated
Demand for the minerals Sibanye-Stillwater intends to mine and/or process as part of its expansion into the future-facing metals sector, including lithium, nickel and copper, is contemplated to be significantly linked to growing demand for these metals in batteries for EVs as well as the broader development of a clean energy economy. As a result, the success of Sibanye-Stillwater’s strategy is partially dependent upon the adoption by consumers of EVs. While it has been projected that demand for such EVs will surge over time, if the market for EVs does not develop as expected, or develops more slowly than expected, Sibanye-Stillwater’s strategy, along with the climate change resiliency of its business, may be impacted. Factors that may influence the adoption of alternative fuel vehicles, and specifically EVs, and the level of nickel and cobalt used, include:
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

•removal of economic incentives (such as favourable tax treatment) and government regulation promoting lower emissions, fuel efficiency and alternate forms of energy
•the availability of alternative fuel vehicles, including plug-in hybrids, which may delay the volume requirements for future-facing metals (owing to smaller battery pack sizes)
•perceived safety of EVs, which may be negatively impacted by incidents such as battery fires
•greater shift to the lithium-iron phosphate cathode chemistry will lower nickel (and cobalt) demand requirements
To the extent that the EV sector does not develop as anticipated, Sibanye-Stillwater’s strategy, including demand for its mineral portfolio may be adversely affected, which may in turn materially impact its business, operating results and financial condition.
Risks Related to Sibanye-Stillwater’s Shares and ADSs
Sibanye-Stillwater’s non-South African shareholders may face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in rand
Dividends or distributions with respect to Sibanye-Stillwater’s shares have historically been paid in rand. The US dollar or other currency equivalent of future dividends or distributions with respect to Sibanye-Stillwater’s shares, if any, will be adversely affected by potential future reductions in the value of the rand against the US dollar or other currencies. For example, dividends or distributions with respect to Sibanye-
Stillwater’s ADSs are paid in rand to the ADS depositary, who converts such dividend or distribution into US dollar for payment to the relevant
ADS holder. If the exchange rate fluctuates between the time at which the dividend or distribution was declared and conversion and payment to the ADS holder, the ADS holders may lose some or all of the value of the distribution. In addition, while South African Exchange
Control Regulations have been relaxed in recent years, in the future, it is possible that there will be further changes in South African exchange controls, such that dividends paid out of trading profits will not be freely transferable outside South Africa to shareholders who are not residents of the CMA. See – South African Exchange Control Limitations Affecting Security Holders.
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
In 2023, Stillwater Mining Company issued convertible bonds in the aggregate principal amount of US$500 million. Upon conversion, Sibanye-
Stillwater’s existing shareholders will experience immediate dilution of voting rights and its share price may decline. Furthermore, the perception that such dilution could occur may cause the Group’s share price to decline. See – Sibanye-Stillwater has a large amount of indebtedness. Failure to comply with its debt covenants or difficulties in obtaining necessary financing could have a material adverse effect on its business, operating results and financial condition.
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
A large volume of sales of Sibanye-Stillwater’s shares all at once or in tranches, could decrease the prevailing market price of Sibanye-
Stillwater’s shares and could impair Sibanye-Stillwater’s ability to raise capital through the sale of equity securities in the future. Additionally, even if substantial sales are not affected, the mere perception of the possibility of these sales could decrease the market price of Sibanye-
Stillwater’s shares and could have a negative effect on Sibanye-Stillwater’s ability to raise capital in the future. Further, anticipated downward pressure on Sibanye-Stillwater’s ordinary share price due to actual or anticipated sales of shares could cause some institutions or individuals to engage in short sales of Sibanye-Stillwater’s shares, which may itself cause the price of the shares to decline.
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
Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgments, against Sibanye-Stillwater, the directors and the executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa
Sibanye-Stillwater is incorporated in South Africa. Most of the directors and executive officers reside outside of the United States, and substantially all of the assets of these persons and approximately 77% of the assets of Sibanye-Stillwater are located outside the United States.
As a result, it may be difficult for investors in the United States to enforce against these persons or Sibanye-Stillwater a judgment obtained in a
United States court predicated upon the civil liability provisions of the federal securities or other laws of the United States or any state thereof.
In addition, investors in other jurisdictions outside South Africa may face similar difficulties.
Investors should be aware that, as a matter of South African law, courts may only award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Consequently, South African courts will not enforce foreign judgments based on revenue laws, penal claims, or punitive or multiple damages. Furthermore, the South African courts will decline to enforce foreign judgments deemed contrary to current public policy (as informed by South African constitutional values) or obtained by fraud or similar misconduct, or where the proceedings offend basic principles of natural justice (for example, inadequate notice or lack of an opportunity to be heard). Awards of punitive damages, in particular, are unknown to the South African legal system and are regarded as being contrary to public policy. Whether a judgment is contrary to public policy will depend on the facts of each case. Exorbitant, unconscionable or excessive awards may be contrary to public policy and contractually stipulated penalties are subject to and limited by the provisions of the
Conventional Penalties Act, 1962. In instances where a party seeks to have a foreign judgment recognised and enforced in South Africa,
South African courts will only enforce judgments deemed final and conclusive, granted by a court or authority in the relevant foreign jurisdiction that had competency according to South African conflict-of-laws principles (for example, jurisdiction based on residence or domicile of the defendant, submission to the foreign court, or a sufficient connection between the cause of action and the foreign forum).
Similarly, South African courts will not enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will apply their own procedural laws in relation to recognition and enforcement of foreign judgments.
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
//38
DIRECTORS AND EXECUTIVE MANAGEMENT
Independent Non-Executive Chairman of the Board
Thabane Vincent Maphai (74)
BA (Hons), BPhil (cum laude), MPhil, Catholic University of Leuven; PhD, University of Natal; Advanced Management Programme (Finance for
Senior Executives), Harvard University
Dr. Vincent Maphai was appointed a director of Sibanye-Stillwater on 1 June 2019 and became the non-executive Chairman of Sibanye-
Stillwater, effective 30 September 2019. He is also a non-executive director and chairman of the board of Stadio Holdings Limited.  Dr.
Maphai has accumulated over 20 years’ experience in the academic profession, and 20 years as a senior executive in the private sector. He has served on the boards of various companies as non-executive chairperson and previously as chairman and non-executive director of
Discovery Limited.
Executive Directors
Richard Andrew Stewart (50)
Chief Executive Officer
BSc (Hons), PhD (Geology), University of the Witwatersrand; MBA, Warwick Business School (UK); PrSciNat
Dr. Richard Stewart became executive director and CEO of Sibanye-Stillwater on 1 October 2025. He previously served as Chief Regional
Officer: Southern Africa from 31 May 2022, following his tenure as Group Chief Operating Officer from 1 December 2020. Prior to these roles,
Richard held the position of Executive Vice President: Business Development at Sibanye-Stillwater. Richard has more than 26 years’
experience in South Africa’s geological and mining industries and is a Vice President of the Minerals Council of South Africa and Fellow of
the Geological Society of South Africa. He joined the Group in 2014, and has contributed significantly to a successful and value-accretive acquisition and growth strategy. Prior to joining Sibanye-Stillwater, he served on the Gold One Executive Committee from 2009, where his last appointment was Executive Vice President: Technical Services. Prior to this Richard served as CEO of Goliath Gold Limited, held management positions at the Council for Scientific and Industrial Research (CSIR) Mining Technology division, Dunrose Trading 186
Proprietary Limited trading as Shango Solutions and Uranium One, and was an investment consultant for African Global Capital Proprietary
Limited.
Charl Keyter (52)
Chief Financial Officer
BCom (Accounting), University of Johannesburg; MBA, North-West University; ACMA
Charl Keyter was appointed a director of Sibanye-Stillwater on 9 November 2012, and executive director and CFO on 1 January 2013. He led the deleveraging of the Group, following the significant growth of Sibanye-Stillwater into a leading diversified metals producer with an international operating footprint ranking among the world’s top three PGM producers. His career spans more than 31 years in mining and he previously worked 18 years at Gold Fields in various senior positions, having begun his career in February 1995 as a post-graduate trainee.
Non-Executive Directors
Richard Peter Menell (70)
MA (Natural Sciences, Geology), Trinity College, University of Cambridge; MSc (Mineral Exploration and Management), Stanford University;
FGS, FSAIMM and FAusIMM
Richard (Rick) Menell is a Sibanye-Stillwater non-executive director and was appointed on 1 January 2013. He has over 44 years’ experience in the mining industry. Previously, he occupied the positions of President of the Minerals Council, President and CEO of TEAL Exploration &
Mining Inc., chairman of Anglovaal Mining Limited and of Avgold Limited, chairman of Bateman Engineering Limited, deputy chairman of
Harmony and of African Rainbow Minerals Limited. He has also been a director of Telkom SA SOC Limited, Standard Bank of South Africa
Limited, Weir Group PLC, Mutual and Federal Insurance Company Limited, Deputy chairman and non-executive director of Gold Fields, and
Senior Advisor to the Credit Suisse Group AG (Credit Suisse Group). Rick is a trustee of the Carrick Foundation and of the Claude Leon
Foundation. He is co-chairman of the City Year South Africa Youth Service Organisation, co-chairman and trustee of the Paleontological
Scientific Trust and was appointed to the board of Perseus Mining as an independent non-executive chairman in 2024. In August 2025 he was appointed Chairman of Globeleq, a sustainable power developer and operator working throughout sub-Saharan Africa. He serves as a
Trustee of the University of the Western Cape Foundation.

Timothy John Cumming (68)
BSc (Hons) (Engineering), University of Cape Town; MA (PPE), Oxford University
Timothy (Tim) Cumming is a Sibanye-Stillwater non-executive director and was appointed on 21 February 2013. He is the founder and executive director of Scatterlinks Proprietary Limited, a South African-based company providing leadership development services to senior business executives as well as strategic advisory services. He has a wealth of experience in financial services, including periods as an executive at Old Mutual Limited, HSBC Bank PLC (HSBC Bank) and Allan Gray Limited. He is currently also the non-executive chairman of
DRDGOLD Limited, an independent non-executive director of both Nedgroup Investments Limited and RisCura Holdings Proprietary Limited.
During 2025 he resigned as an independent non-executive director of Sasol Limited and as non-executive chairman of RisCura Holdings
Proprietary Limited. Tim started his career as an engineer at Anglo American Corporation of South Africa Limited (Anglo American
Corporation). He worked on a number of gold mines and diamond mines in Southern Africa. He is also the chairman of the Woodside
Endowment Trust and of the Investment Committee of the Mandela Rhodes Foundation.
Elaine Jay Dorward-King (68)
BSc (Chemistry), Maryville College; PhD (Analytical Chemistry), Colorado State University
Dr. Elaine Dorward-King is a Sibanye-Stillwater independent non-executive director and was appointed on 27 March 2020. She is a retired executive with over 32 years of leadership experience in developing and implementing sustainable development, safety, health and environmental strategies and programmes in the mining, chemical and engineering consulting sectors. From 2013 to June 2019, Elaine served as the executive vice president of sustainability and external relations for Newmont Mining Corporation (Newmont), where she led the development and implementation of strategy, policy and standards across the company in environmental, social responsibility, community relations, external affairs, government relations and communications areas. She was a member of the Newmont’s executive leadership team (ELT) and was one of four ELT members on the company’s investment committee. From June 2019 until January 2020, Elaine was executive vice president of ESG strategy for Newmont. Prior to joining Newmont, Elaine spent 20 years at Rio Tinto PLC (Rio Tinto), where she held a variety of leadership roles including two years as managing director of Richards Bay Minerals Proprietary Limited (Richards Bay
Minerals), one of the world’s largest producers of mineral sands products, including titanium dioxide feedstock, zircon, rutile and high-grade iron. She also served as the global head of health, safety and environment for Rio Tinto, a role she held for eight years following other roles of increasing responsibility. Prior to that, Elaine worked for an engineering consulting firm, EBASCO Environmental, and for Monsanto Chemical
Company, in the agricultural products division. Elaine is a board member of Kenmare Resources PLC, a leading producer of titanium minerals and zircon and NOVAGOLD Resources Inc., a North American gold exploration and development company.
Harry James Rodolph Kenyon-Slaney (65)
BSc (Hons) (Geology), Southampton University; International Executive Programme, INSEAD (France)
Harry Kenyon-Slaney is the lead independent non-executive director of Sibanye-Stillwater, having first been appointed as a director on 16
January 2019. He is currently Chairman of Gem Diamonds Limited, the senior independent director of WE Soda Ltd and a member of the
Advisory Board of Phoenix Copper Limited, in which roles he uses his wide experience to support operational, health and safety and business transformation programmes. He was previously a member of the Advisory Board of Schenck Process Holding GmbH until it was sold in 2023 and was a director of Bridon Bekeart Ropes Group until 2018.
Harry, who has more than 43 years of experience in the mining industry, principally with Rio Tinto PLC, is a geologist by training and his experience spans operations, marketing, projects and business development. Until 2015 he was a member of Rio Tinto’s Group Executive
Committee, where he held the roles of Chief Executive – Energy, and before that, Chief Executive – Diamonds and Minerals. Prior to this, he led Rio Tinto’s global titanium dioxide business, was chief executive of Rio Tinto’s listed subsidiary, Energy Resources of Australia Limited, was
General Manager Operations at Phalaborwa Mining Company Limited in South Africa, and held senior marketing roles in copper, uranium and industrial minerals.
Keith Alfred Rayner (69)
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

Jeremiah Skhulumi Vilakazi (65)
BA, University of South Africa; MA, Thames Valley University; MA, University of London; MBA, California Coast University
Jeremiah (Jerry) Vilakazi is a Sibanye-Stillwater non-executive director and was appointed on 1 January 2013. Jerry is a Professor in the
Department of Business Management, Unisa. He is currently a non-executive director of Blue Label Telecoms Limited and Cell C Limited. He is
the founder and Chairman of Palama Investments. He previously held the position of Chairman of Netcare Limited and directorships of
Pretoria Portland Cement Company Limited, Goliath Gold Limited, SANPARKS and Computershare Limited. He is a past CEO of Business Unity
South Africa NPC and Managing Director of the Black Management Forum NPC and former director of Commerce and Industry at the South
African Institute of Chartered Accountants. He has served on the King Committee on Corporate Governance which led reforms on corporate governance in South Africa. In 2010, he was appointed as advisor to Citibank. Jerry served as Chief Director of the Department of
Home Affairs prior to being appointed Public Service Commissioner in 1999 and later serving on the National Planning Commission and the
Presidential Broad-based Black Economic Empowerment Advisory Council. He has also served as Chairman of the Mpumalanga Economic
Growth Agency, Mpumalanga Gambling Board and of the State Information Technology Agency (SOC) Proprietary Limited.
Sindiswa Victoria Zilwa (58)
BCompt (Hons), University of South Africa; CTA; CA (SA); CD(SA); Doctor of Business (Honoris Causa); Advanced Taxation Certificate,
University of South Africa; Advanced Diploma in Financial Planning, University of the Free State; Advanced Diploma in Banking, University of
Johannesburg; Harvard VPAL Cybersecurity Certificate Programme: Managing Risk in the Information Age, Harvard University
Dr. Sindiswa (Sindi) Zilwa is a Sibanye-Stillwater independent non-executive director and was appointed on 1 January 2021. A chartered accountant by profession, Sindi is an expert in the areas of accounting, auditing, governance, transformation and business management.
Sindi is also a chartered director (SA) and has vast experience as a director in the public and private sectors. Her other current equity listed board portfolio includes Cell C Limited, Delta Property Fund Limited and she was recently appointed as an independent non-executive director of ABSA Group Limited with effect from 1 April 2025. She is an author of “The ACE Model-Winning Formula for Audit Committees”,
formerly used by the Institute of Directors to train audit committee members in South Africa, and the author of “Creating Board and
Committee Effectiveness”. She is a member of the South African Institute of Chartered Accountants and Institute of Directors. Sindi was the
co-founder and retired Chief Executive Officer of Nkonki Incorporated, having held the position from 1993 to 2016. Her other former non-
executive directorships over the past five years include Metrofile Limited, Discovery Limited, Massmart Limited and Aspen Pharmacare
Holdings Limited. In 2023, Sindi completed a cybersecurity certificate programme at Harvard University online, entitled “Cybersecurity:
Managing Risk in the Information Age”. On 23 August 2025, Sindi was honoured and awarded an Honorary Doctorate in Business by HBI
University, Connecticut, USA, and the prestigious Black Excellence Lifetime Achievement Award, a recognition of her remarkable and impactful journey in the accountancy profession in business, entrepreneurship, governance, and transformation.
Terence Mncedisi Nombembe (64)
BCom, University of Transkei; BAccSc (Hons), University of South Africa; CA (SA); Doctor of Accounting Science (Honoris Causa), Walter Sisulu
University
Terence Nombembe is a Sibanye-Stillwater independent non-executive director and was appointed in September 2024. Terence has expertise in accounting, auditing, risk management, corporate governance, and stakeholder management. Terence was the chief executive officer of the South African Institute of Chartered Accountants (SAICA) from 2014 to 2019, and before that, he was the Auditor-
General of South Africa from 2006 to 2013. Terence was most recently a non-executive director of the South African Reserve Bank (SARB), having stepped down from that role in 2023. Honorary awards received by Terence include the Jorg Kandutsch Excellence Award from the
International Organisation of Supreme Audit Institutes (2010), Doctor of Accounting Science (honoris causa) from the Walter Sisulu University
(2014), Unisa’s Chancellor’s Calabash Award – Outstanding Alumnus (2014), Honorary Member of the Golden Key International Honour
Society (2015), and Doctor of Commerce (honoris causa) from the University of Pretoria (2025). Terence is an Independent Non-Executive
Director of the Nedbank Group Limited and Nedbank Limited and serves as a member of its Group Audit Committee and Group Risk and
Capital Management Committee.
In compliance with the Sarbanes-Oxley Act, the Board has identified Terence Nombembe as the Audit Committee’s financial expert.

Philippe François Marie-Joseph Boisseau (64)
MSc (Theoretical Physics), École Polytechnique
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
Philippe is a non-executive director of Centrica PLC and serves as a member of the Audit and Risk Committee, the Nominations Committee
and the Safety, Environment and Sustainability Committee. He also serves as non-executive director and Chairman of the audit and risks
Committee of Exolum S.A., a Spanish Energy Company. Philippe was a board member at I-Pulse Inc. from 2017 to 2021. Philippe served as a
Senior Advisor to Sibanye-Stillwater in 2023 to refine the company’s strategic approach towards prioritising metals and energy investments.
His advisory role with Sibanye-Stillwater ended before his appointment on the board.
Peter James Hancock (62)
PhD (Metallurgical Engineering), McGill University; MSc (Metallurgical Engineering), Dalhousie University; BE (Metallurgical Engineering),
Dalhousie University
Peter Hancock is a Sibanye-Stillwater independent non-executive director and was appointed on 6 May 2024. He is a mining industry executive with more than 30 years of experience with Glencore plc overseeing nickel mining operations, developing and commercialising process technologies and ramping up nickel projects. As vice president of Glencore’s Nickel assets in Western Australia, Peter oversaw the
Murrin Nickel-Cobalt mining operations. In his time as president of Koniambo Nickel SAS in New Caledonia from 2011 to 2016, Peter led the completion, commissioning, and ramp-up of a US$7 billion greenfield Nickel Mine project. He previously led the Brunswick Smelter and also led Technology and Business Development for Noranda Zinc. Earlier in his career, he contributed to significant advancements in his field as a program leader and research engineer at the Noranda Technology Center. More recently, he served as strategic advisor to Nemaska
Lithium Inc. and IX Metals. Peter is an independent non-executive director of Sherritt International Corporation where he is currently serving as Interim CEO. He was previously chair of the Resources, Operations, Capital, and Sustainability Committee and also served as chair of the
Sherritt HR Committee.
Lindiwe Mthimunye (52)
BCom, University of Cape Town; Post Graduate Diploma in Accounting, University of Cape Town; Post Graduate Diploma in Tax Law,
University of the Witwatersrand; MCom, University of Cape Town; DBA, Geneva Business School; CA (SA)
Dr. Lindiwe Mthimunye is a Sibanye-Stillwater independent non-executive director and was appointed on 26 August 2025. Dr. Lindiwe
Mthimunye is a seasoned Chartered Accountant with over 24 years of experience spanning the oil & gas, property investment and management, and investment banking sectors. Her career reflects a strong commitment to strategic leadership, financial discipline and governance excellence. Lindiwe began her career in 1999 at Rand Merchant Bank, specialising in structured and project finance. She contributed to landmark infrastructure deals, including the award-winning financing of the Albert Luthuli Hospital, and was recognised by
ABSIP for excellence in the field. In 2006, she founded Palau Structured Solutions, advising on transactions in infrastructure public-private partnerships and B-BBEE acquisitions, and later led financial operations at Bakoro Property Group, achieving successful portfolio exits. From
2013, she served as Group CFO at PetroSA, driving strategic initiatives such as cost optimisation, IFRS transition, and capital raising. Since
2016, Lindiwe has been active in the energy sector. In 2024, she completed her doctoral studies focused on ESG integration and its investment implications for South Africa’s coal industry. Lindiwe also serves on other significant boards, including Blue Label Telecoms Limited, as an Independent Non-Executive Director from 2022, and Sabvest Capital Ltd as a Non-Executive Director and previously Metrofile Holdings
Limited, as an Independent Non-Executive Chairman from 2025 until her resignation in December 2025.
Rotation of directors
In accordance with Sibanye-Stillwater’s Memorandum of Incorporation (MOI), one third of the directors shall retire from office at each annual general meeting (AGM) and stand for election. The first to retire are those directors appointed as additional members of the Board,

followed by the longest-serving members. Retiring directors can be immediately re-elected by the shareholders at the AGM. The Board conducted a formal fit‑and‑proper evaluation for all directors standing for election and re‑election through an external board evaluation process. Dr. L. Mthimunye will stand for election at the AGM and Dr. Vincent Maphai, Mr. Charl Keyter, Mr. Richard Menell and Prof. Jeremiah
Vilakazi are to be re-elected at the AGM. These directors were confirmed to be fit and proper to serve.
Director changes
The following Director retirement(s) and/or (re-)appointment(s) have been announced since 31 December 2025:
•Timothy Cumming will retire from the Board at the next AGM and is not available for re-election.
C-Suite Management
Richard Cox (53)
Chief Regional Officer: Southern Africa region
Stanford Executive Program, Stanford University Graduate School of Business; MBA (cum laude), Gordon Institute of Business Science; BSc
(Mining), University of the Witwatersrand
Richard Cox has held the position of Chief Regional Officer: Southern Africa region from 1 July 2025. Richard joined Sibanye-Stillwater in
November 2020 as Senior Vice-President: Strategy Advisor before being promoted to Executive Vice President: South Africa region gold operations in February 2021 and Executive Vice President: Processing, South Africa region in April 2024. He has 30 years’ experience in the mining industry, with extensive experience in both the gold and PGM mining sectors. Richard has occupied various leadership roles across a range of commodities and geographies, including at Anglo American Platinum (now Valterra Platinum), at Anglo American North Americas
in project work and at AngloGold Ashanti's South African and Malian operations.
Robert van Niekerk (61)
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
Themba George Nkosi (53)
Chief People and Culture Officer
BA Hons (Employment Relations), University of Johannesburg; BTech (Human Resources), Peninsula Technikon; Human Resources Executive
Programme, University of Michigan; Business Sustainability Management Course, University of Cambridge (Institute for Sustainability
Leadership); Certificate in Energy Efficiency and Sustainability, University of Cape Town
Themba Nkosi has served as the Chief People and Culture Officer at Sibanye-Stillwater since October 2023. He joined the Group in July 2016 and has held several senior executive roles, including Executive Vice President: Human Capital, EVP Corporate Affairs, and Chief
Sustainability Officer. Before joining Sibanye-Stillwater, he was Human Resources Director for sub-Saharan Africa at the PepsiCo Incorporated
and General Manager for HR and Corporate Affairs at ArcelorMittal South Africa Limited.
Mika Seitovirta (64)
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
Charles Carter (63)
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
Melanie Naidoo-Vermaak (51)
Chief Sustainability Officer
BSc, BSc (Hons), University of KwaZulu Natal; MSc (Sustainable Development), University of Johannesburg; MBA, University of Southern
Queensland
Melanie Naidoo-Vermaak was appointed as the Chief Sustainability Officer on 1 January 2024. Her expertise in sustainable development has been built over 22 years in the private mining and public sectors in South Africa as well as in international environmental management exposure gained in the United Kingdom, Australia, Papua New Guinea, Fiji and in Africa. Before joining Sibanye-Stillwater, she worked at leading international mining companies, including Harmony, De Beers Consolidated Mines Limited, BHP Billiton Limited and Anglo American
PLC. Melanie is a member of the Minerals Council South Africa’s environmental policy committee. Melanie held various directorships in her capacity as Senior Executive and Prescribed Officer at Harmony. These included Chemwes Proprietary Limited, Covalent Water Company
Proprietary Limited, First Uranium Proprietary Limited, Nuclear Fuels Association of South Africa Proprietary Limited, Tswelopele Beneficiation
Operation Proprietary Limited, Platistone Kalgold Proprietary Limited, Golden Core Trade and Invest Proprietary Limited, Harmony Moab
Khotsong Operations Proprietary Limited, Mine Waste Solutions Proprietary Limited, Margaret Water Company Non-Profit Company, Virginia
Jewellery School Non-Profit Company, Virginia Sports Academy Non-Profit Company, Harmony Community Trust, Harmony Environmental
Trust, Harmony Social Trust and Wonderfontein Trust.
Mduduzi Bhulose (44)
Executive Vice President: Business Development
BSc. Mining Engineering and Graduate Diploma in Engineering (GDE) in Mining, University of Witwatersrand; MBA, University of Pretoria (GIBS)
Mdu was appointed Executive Vice President (EVP): Business Development on 1 October 2025, bringing over 21 years of experience in
Mining and Investment. Before joining Sibanye-Stillwater, he served as Head of Listed Equities at the Public Investment Corporation (PIC),
joining the PIC in 2016 as Portfolio Manager (Resources).
After earning his degree in Mining Engineering, Mdu launched his career at Anglo American Platinum (now Valterra Platinum), where he held various positions within the Anglo American Group. His roles included Strategy Manager at Anglo American Platinum and Mineral
Economist at Anglo American Technical. In addition, he spent over five years as an analyst at Rand Merchant Bank, working in both the
Asset Management and Investment Banking Divisions.
Former Directors and C-Suite Management
Former C-Suite Management
Neal John Froneman (66)
Chief Executive Officer
BSc Mech Eng (Ind Opt), University of the Witwatersrand; BCompt, University of South Africa; PrEng

Neal Froneman was the executive director and CEO of Sibanye-Stillwater from 1 January 2013 until his retirement effective 1 October 2025.
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
Lerato Legong (47)
Chief Legal Officer
LLB, University of Pretoria
Lerato Legong was the Chief Legal Officer of Sibanye-Stillwater until his resignation on 31 May 2025. He has over 23 years’
experience and has served both in South African and international private practice and as in-house counsel in the mining industry.
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
The most critical and applicable environmental legislation for the mining industry in South Africa are the MPRDA, the Air Quality Act, the
Waste Act, the NEMA and the NWA. Under the One Environmental System (OES), the DMPR Minister (previously, the DMRE Minister) (and thus by delegation, the prescribed officials of the DMPR) is the Competent Authority for all environmental issues within the mining industry, including the approval or rejection of environmental authorisations (EAs) under the NEMA framework for listed activities pertaining to prospecting and mining operations. The Minister of the DFFE is the Appeal Authority for any applications/authorisations approved or rejected by the DMPR Minister. Under the transitional arrangements between the MPRDA and the NEMA, all Environmental Management Programmes
(EMPRs) previously approved under the MPRDA are deemed to be approved under NEMA.
NEMA contains the following four key provisions: (i) company directors, in their personal capacity, may be held liable for any environmental degradation and/or the remediation thereof; (ii) every holder of a mining right will remain responsible for any environmental liability, pollution or ecological degradation, the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof, notwithstanding the issuance of a closure certificate; (iii) the DMPR Minister is obliged to appoint environmental mineral resource inspectors to monitor the compliance of mining companies, as well as the enforcement of provisions insofar as it relates to prospecting, exploration, mining or production; and (iv) a duty of care to the environment is imposed on all persons to take reasonable measures to prevent pollution and environmental degradation.
Financial Provisioning Regulations
The Financial Provisioning Regulations require mining companies to make financial provision for degradation and rehabilitation available prior to the commencement of mining activities to ensure adequate funding upon mine closure. Various vehicles may be utilised, including financial guarantees, approved insurance products provided by recognised financial institutions, cash deposits into an account administered by the Minister, and rehabilitation trust funds that comply with section 37A of the Income Tax Act. Mining companies are also required to undertake progressive rehabilitation on an ongoing basis in respect of environmental rehabilitation. For holders of mining titles who applied for such titles prior to 20 November 2015, compliance with the Financial Provision Regulations was temporarily suspended in
February 2024. The transitional period for existing rights and permits was extended to 19 February 2024 and new entrants have been required to comply since 20 November 2015. With respect to 2025 reporting, compliance is expected under the Financial Provisioning Regulations until publication in the Government Gazette. Sibanye-Stillwater will continue to assess the quantum of its financial provision in line with the updated methodologies stipulated by the Financial Provisioning Regulations.
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
For companies that are required to register as carbon tax entities under the Carbon Tax Act, final carbon tax liability is calculated as gross carbon dioxide equivalent (CO2e) emission, less allowances that are built into the carbon tax design. Net CO2e emission is multiplied by the applicable carbon tax rate to determine carbon tax liability. During the initial transition phase, tax-free allowances were introduced to ease the impact of the initial implementation of the tax. These allowances range from 60% to 75% of emissions across sectors, with additional allowances and offsets of up to 95% for the mining sector. The Carbon Offset Regulations, 2019 (Carbon Offset Regulation) outline the eligibility criteria for offset projects (which include certain types of renewable energy, energy efficiency and onsite cogeneration projects), the procedures for claiming offset allowances and the administration thereof. Offset usage limits will increase under Phase 2 of the carbon tax implementation, which began on 1 January 2026. Companies are allowed to use such offset projects to offset up to a maximum of 5% to
10% of their total CO2e emissions to reduce their tax liability.
It is expected that Sibanye-Stillwater’s carbon tax liability will increase with Phase 2, during which the carbon tax rates will increase and certain Phase 1 tax-free allowances are anticipated to be recalibrated or reduced. During Phase 2, carbon tax rates are set to increase from R236 (fiscal 2025) to R462 (fiscal 2030). In addition, a higher carbon tax rate of R640/tCO2e will apply to the portion of CO2e emissions which exceed the mandatory carbon budget to be allocated to companies under the Climate Change Act 22 of 2024 (Climate Change
Act). The Carbon Tax Act will be amended to include and operationalise the higher rate once the DFFE publishes the carbon budget regulations, with implementation anticipated from 1 January of the year following their finalisation.
The Climate Change Act was enacted by the South African government in July 2024 and is expected to update the CO2e reporting regime applicable to Sibanye-Stillwater. Under the Climate Change Act, the South African government will implement measures to address climate change through sectoral emission targets and will mandate major emitting companies to comply with mandatory carbon budgets. Draft
National Greenhouse Gas Carbon Budget and Mitigation Plan Regulations have been published for comment, with finalisation pending.
Major emitters will be required to operate within allocated multi-year carbon budgets and to prepare and implement mitigation plans. The administrative interface between these budgets and the carbon tax is being clarified through concurrent amendments to the Carbon Tax
Act. The start date for the first mandatory budget cycle and final budget allocation methodologies remain subject to the publication of final regulations. Companies that have been allocated a carbon budget will further be required to prepare a greenhouse gas mitigation plan for approval by the Minister of Forestry, Fisheries and the Environment. At the time of the first mandatory carbon budget cycle, all approved pollution prevention plans under the Air Quality Act and the National Pollution Prevention Plans Regulations, 2017 must be deemed to be greenhouse gas mitigation plans for the purposes of Climate Change Act.
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
Air Quality Act
Under the Air Quality Act, the South African government has established minimum emissions standards for certain activities that result in air emissions and for which atmospheric emission licences (AELs) must be held. The new plant standards or minimum emissions standards for all existing plants were effective as of 31 March 2025. Non-compliance with the conditions of an AEL as well as the minimum emissions standards under the Air Quality Act, is an offence. Emissions are reported to the regulator in accordance with the AEL conditions. Air dispersion modelling is conducted as part of air quality impact assessments. This is used to predict air quality concentrations at receptor locations in nearby communities. The AEL reports, which include results of stack emissions, are in place to demonstrate levels of compliance.
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
These facilities are managed in compliance with the Waste Act. In addition, the waste management activities at some of Sibanye-
Stillwater’s facilities are regulated by and managed through the existing approved EMPRs, in accordance with the transitional provisions contained in the Waste Act and its regulations.
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
The Waste Act further defines the requirements and risk-based assessment process to be undertaken to have waste streams excluded from the definition of waste, provided there is a defined beneficial use for this waste. Sibanye-Stillwater has identified waste ash and calcium sulphate as potential waste streams that fall within the parameters of these regulations, with submission to be made to obtain approval on exclusions.
In 2023, NEMLAA introduced key changes to the regulation of management of residue deposits and stockpiles, such that residue stockpiles and residue deposits no longer qualify as waste, or require a WML under the Waste Act. Instead, residue stockpiles and deposits will be regulated under NEMA once the relevant NEMLAA sections come into effect.
Water Use
Under South African law, mining operations are subject to water use licences (WULs) and general authorisations that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. The NWA provides for the management of all surface and groundwater resources, including the protection of the water systems for ecological requirements. The NWA, as well as the associated notices published thereunder provide for conditions that must be adhered to and dictate the requirements for water use authorisation for various water uses that contain activity specific requirements based on the specialist information submitted by means of the application process. All of Sibanye-Stillwater’s SA operations hold the necessary water-related permits for current water-related activities, issued by the Department of Water and Sanitation. At certain operations in South Africa, water use licences for future activities are currently under review.
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
National Nuclear Regulator Act (NNR Act)
Sibanye-Stillwater undertakes activities which are regulated by the NNR Act. The NNR Act requires Sibanye-Stillwater to obtain authorisation from the National Nuclear Regulator and undertake activities in accordance with the conditions of such authorisations. Each of Sibanye-
Stillwater’s South African gold operations possesses and maintains a Certificate of Registration as required by the NNR Act.
National Environmental Management Laws Amendment Act, 2022 (NEMLAA)
NEMLAA came into effect on 30 June 2023. NEMLAA has made certain changes to the National Environmental Management Act (NEMA), the Waste Act, the Air Quality Act, the Biodiversity Act and a number of other specific environmental laws. Notable amendments include:
•NEMA amended to expressly provide for “progressive rehabilitation”, expanding vehicles that may be utilised for financial provision
(which includes parent company guarantees as well as insurance guarantees) and to enable drawdowns of financial provision up to ten years before the final decommissioning and closure;
•regulation of residue stockpiles and deposits shifted from the Waste Act to NEMA; and

•requiring applicants for rectification under section 24G of NEMA to undertake certain measures, including suspending, investigating, assessing and/or remediating the adverse impacts of certain activities and increasing the maximum administrative fine to R10 million.
Enforcement of Environmental Laws
The NEMA (for the mining industry enforced by the DMPR), the MPRDA (enforced by the DMPR) and the NWA (enforced by the DWS) all contain provisions for the appointment of environmental management inspectors, which have sweeping authority and mandates to enforce environmental legislation. There are certain new environmental laws and regulations, such as NEMLAA and the Financial Provisioning
Regulation, which were viewed as having a negative impact on the growth and development of the mining industry. To date, Sibanye-
Stillwater’s approach has been to work with the South African government and the Minerals Council to positively influence new and emerging legislation as far as possible in the interest of the industry as well as in the interest of the environment.
National Heritage Resources Act (NHRA)
The National Heritage Resources Act, Act No. 25 of 1999 (NHRA), aims to protect and conserve national and provincial heritage sites and resources, requiring permits if such sites or resources are to be affected. The NHRA is administered by the South African Heritage Resources
Agency (SAHRA) at a national level, and by various provincial heritage resources authorities at a provincial level. Non-compliance with the
NHRA is an offence and may result in significant fines or imprisonment.
Health and Safety
Mining health and safety performance is regulated by the South African Mine Health and Safety Act, 1996 (MHSA). The MHSA, among others, requires the employer to ensure, as far as reasonably practicable, that operating mines provide and maintain, as far as reasonably practicable, a safe and healthy working environment. For non-operating mines where no closure certificate has been issued, the employer must take reasonable steps to continuously prevent injuries, ill health, loss of life or damage of any kind from occurring at or because of the mine. Employees have the right to leave a dangerous and/or unsafe working place. The MHSA describes the powers and functions of the
Mine Health and Safety Inspectorate (MHSI), within the jurisdiction of the DMPR, as part of the process of enforcement.
As legally required, all employees are represented in formal joint management/employee health and safety committees, through their representatives, to help monitor and advise on occupational health and safety programmes.
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
The Occupational Diseases in Mines and Works Act, 1973 (ODMWA) governs compensation paid to mining employees who contract certain occupational illnesses, such as silicosis. The South African Constitutional Court has ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from an employer in a civil action under common law (either as individuals or as a class). In 2018, the Gold Working Group, including Sibanye-Stillwater, agreed to the Settlement Agreement, which was approved by the
Gauteng High Court in Johannesburg, to compensate all eligible workers (or their surviving relatives) suffering from silicosis and silico-
tuberculosis who worked in the Gold Working Group companies’ mines from 12 March 1965 to 26 July 2019, the date of the Settlement
Agreement. The terms of the Settlement Agreement are confidential. See – Annual Financial Report – Consolidated financial statements –
Notes to the consolidated financial statements – Note 30: Occupational healthcare obligation.

A failure to comply with the MHSA is a criminal offence for which an employer, or any other person, may be charged and, if successfully prosecuted, be fined or imprisoned, or both. The MHSI also has the power to impose administrative fines upon an employer in the event of a breach of the MHSA. The maximum administrative fine that may be imposed is R1 million per transgression.
Mining Rights
The Mineral and Petroleum Resources Development Act, 2002 (MPRDA)
Under the MPRDA Regulations, which came into effect in 2004, prospecting rights may be granted for an initial maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of
30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. A wide range of factors and principles will be considered by the DMPR Minister when exercising his discretion whether to grant or renew these rights. A prospecting or mining right can be suspended or cancelled if the holder conducts prospecting or mining operations in breach of the MPRDA, a term or condition of the right or an environmental management plan, programme or environmental authorisation (as may be applicable), or if the holder of the right submits false, incorrect or misleading information to the DMPR. The MPRDA sets out a process which must be followed before the DMPR Minister is entitled to suspend or cancel the prospecting or mining right.
The MPRDA also empowers the DMPR Minister to develop a Broad-Based Socio-Economic Empowerment Charter for the South African
Mining Industry to set the framework, targets and timetable for effecting entry of HDPs into the mining industry and to allow such South
Africans to benefit from the exploitation of the country’s mineral resources.
The MPRDA requires mining companies to submit annual reports on HDP ownership and implementation of the approved SLP applicable to the mining right in question, setting out their commitments, among other things, to human resource and local economic development.
Under the MPRDA, mining companies must undertake “meaningful consultations” with interested or affected parties in applying for mining rights, including providing a reasonable opportunity for affected parties to comment on the impact of such prospecting or mining activities on their right of use of the land. The definition of interested and affected parties includes host communities, landowners (traditional and title deed owners); traditional authority; land claimants; lawful land occupiers; holders of informal land rights; the Department of Agriculture,
Land Reform and Rural Development; any other person (including on adjacent and non-adjacent properties) whose socio-economic conditions may be directly affected by the proposed prospecting or mining operation; and the local municipality and the relevant
Government Departments, agencies and institutions responsible for the various aspects of the environment and for infrastructure which may be affected by the proposed project.
Mining right holders are furthermore required to prepare closure reports in accordance with the provisions of NEMA and the EIA Regulations.
Section 96 of the MPRDA provides for internal appeals. The amended MPRDA Regulations, which came into force on 27 March 2020, prescribe the procedure for the lodgment and adjudication of internal appeals.
Draft Mineral Resources Development Bill 2025 (2025 Bill)
On 20 May 2025, the DMPR Minister published the draft Mineral Resources Development Bill, 2025 (2025 Bill) for public comment. The 2025 Bill seeks to amend the MPRDA to regulate associated minerals and provide new restrictions, compliance obligations and penalties for mining companies. Key proposed changes to the MPRDA include:
•Ministerial consent required for transfers of any prospecting or mining right under section 11 of the MPRDA.
•A two‑year transitional period to apply to owners of historic residue stockpiles and deposits. Owners of stockpiles within their mining areas have exclusive rights to amend their work programmes to include these deposits. Owners of stockpiles outside their mining areas have two years to apply for a mining title, failing which custodianship reverts to the Government, risking a grant to third parties.
•Section 107 amendments would authorise the MPRDA to grant the DMPR Minister authority to make regulations relating to the promotion of transformative elements of B-BBEE ownership requirements by amending section 107 of the MPRDA. The 2025 Bill defines broad based economic empowerment as having the meaning assigned to it in the B-BBEE Act (as defined below). The relationship between the empowerment regulations under the MPRDA and the B-BBEE Act remains to be clarified.
•Various offences under the 2025 Bill would result in fines not exceeding 10% of the right holder’s annual South African turnover and exports during the preceding financial year.
The 2025 Bill has contributed to increased regulatory uncertainty for mining companies in South Africa, including DRDGOLD and
Sibanye‑Stillwater (in the case of Sibanye‑Stillwater, including as a result of its majority interest in DRDGOLD). The potential impact of the 2025

Bill on DRDGOLD’s business is significant, including as a result of the proposed requirement to apply for a mining right to process movable historical tailings and the proposed amendments to the MPRDA that would allow the DMPR Minister to set beneficiation targets for the mining industry and exercise greater control over the beneficiation of minerals in South Africa.
DRDGOLD and Sibanye-Stillwater have submitted representations to the DMPR Minister expressing its concerns regarding these proposed amendments. In addition, the Minerals Council of South Africa, which advocates on behalf of mining companies such as DRDGOLD and
Sibanye-Stillwater, has submitted a comprehensive written response to the DMPR Minister in relation to the 2025 Bill. The 2025 Bill remains in draft form and the timing, final terms and practical impact of any amendments to the MPRDA remain uncertain.
Geoscience Regulations
On 30 March 2022, the DMPR Minister published the Geoscience Act Regulations, 2022 (Geoscience Regulations) to manage and promote mineral exploration, knowledge and investment in South Africa. The Geoscience Regulations establish the Council for Geoscience (CGS), to which it is mandatory for mining and exploration companies to submit certain geoscience data related to their prospecting and reconnaissance activities, as applicable. It also places an obligation on owners of onshore and offshore geoscience data, and information not related to prospecting and reconnaissance, to submit geoscience data and information to the CGS. The interpretation of the
Geoscience Regulations may be subject to dispute in future and could impose significant costs and burdens on Sibanye Stillwater’s business if found to be applicable to mining operations held under its mining rights in South Africa. It may also impact Sibanye-Stillwater’s business given the proprietary nature of the data and information.
2018 Mining Charter
On 27 September 2018, the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (2018 Mining
Charter) was published and came into effect on the same day. In September 2021, the High Court of South Africa held that the 2018 Mining
Charter is a policy document and does not, per se, bind holders of mining titles, unless its terms have been lawfully incorporated into such mining titles. The High Court of South Africa also set aside various provisions of the 2018 Mining Charter. Following the judgment, the 2018
Mining Charter recognises the “once empowered, always empowered” principle in relation to existing rights and requires that all applications for new mining rights, excluding renewal applications, must have a minimum of 30% HDP ownership. The DMPR confirmed that it does not intend on appealing the outcome of the judgment.
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
The B-BBEE Act establishes a national policy on broad-based black economic empowerment with the objective of increasing the participation of black people in the economy. The B-BBEE Act provides for various measures to promote B-BBEE, including empowering the
Minister of Trade, Industry and Competition to issue the Codes of Good Practice for Broad-based Black Economic Empowerment (B-BBEE
Codes), with which organs of state and public entities and parties interacting with them or obtaining rights and licences from them would be required to comply. The B-BBEE Act and the B-BBEE Codes do not require the DMPR to apply the B-BBEE Codes when determining the qualification criteria for the issuing of mining rights, nor do they require that the DMPR apply the B-BBEE Codes as a requirement for the retention of existing mining rights. The B-BBEE Codes will nevertheless apply to mining companies if they wish to be scored for the purpose of contracting with state institutions. B-BBEE also has a cascading effect, even where a particular company does not interact with the South
African government or the public sector. In order to score highly on the procurement element of the scorecard, companies need to ensure that as many of their service providers as possible also score highly on the scorecard and will, therefore, give preference to service providers who have good B-BBEE credentials. Whilst compliance with the B-BBEE Codes is more often a commercial imperative as opposed to a legal one, a public company listed on the JSE must annually submit a compliance report (in terms of section 13G(2) of the B-BBEE Act) to the B-
BBEE Commission in the prescribed form.

In 2014, the B-BBEE Amendment Act, 2013 (B-BBEE Amendment Act) was brought into operation. Under the B-BBEE Amendment Act, the B-
BBEE Act overrides the provisions of any other law in South Africa that conflict with the B-BBEE Act, provided any such conflicting laws were in force immediately prior to the effective date of the B-BBEE Amendment Act. This provision came into effect on 24 October 2015 and, on 27
October 2015, the Minister for Trade, Industry and Competition published a government gazette notice declaring an exemption in favour of the DMPR from applying the requirements contained in section 10(1) of the B-BBEE Act for a period of 12 months. The exemption can be read as confirmation that the Department of Trade, Industry and Competition sees the B-BBEE Codes as “applicable” to the Mining Industry after the exemption was lifted on 27 October 2016.
This raises the question of whether the B-BBEE Act and the B-BBEE Codes may overrule the Mining Charter (which for the purposes of comparison with the B-BBEE Act, would include later iterations of the Mining Charter) in the future. There is no clarity on this point at this stage. The revised Broad-Based Black Economic Empowerment Codes of Good Practice (the Revised BEE Codes) became effective on 1
May 2015. Both the B-BBEE Amendment Act and the Revised BEE Codes expressly stipulate that where an economic sector in South Africa has a sector code in place for B-BBEE purposes, companies in that sector must comply with the Sector Code. For purposes of the B-BBEE Act, the Mining Charter (as amended) is not a Sector Code. It is not clear at this stage how the Mining Charter and Revised BEE Codes relate to each other. On 17 February 2016, the Minister of Trade, Industry and Competition published a gazette notice which repealed and confirmed the validity of a number of Sector Codes. The omission of the Mining Charter from the notice can be interpreted as confirmation that the
Mining Charter is not contemplated as a Sector Code. This supports the interpretation that the B-BBEE Act was not intended to trump the
Mining Charter. While it is not clear how this will be interpreted, it appears that the B-BBEE Act and the B-BBEE Codes will not overrule the
Mining Charter in the future. However, this remains undetermined in law and may be resolved through either government clarification or judicial intervention.
Housing and Living Conditions Standard
The Housing and Living Conditions Standard (Housing Standard) was published by the DMPR Minister in December 2019. Among other things, the Housing Standard provides that:
•an existing mining right holder must, within a period of twelve months from the date of publication of the Housing Standard, submit a detailed Housing and Living Conditions Plan;
•a new mining right holder must, within a period of 12 months from the date of the granting of the mining right, consult with organised labour, the relevant municipality and the Department of Human Settlements regarding its mine employee housing and living conditions needs;
•a mining right holder who intends developing accommodation for its mine employees shall, after consultation with relevant stakeholders, where feasible, acquire land within close proximity of the mine operations and plan housing needs in support of compact, integrated and mixed land use environment; and
•a mining right holder must offer employees a range of housing options, which includes, among others, rental accommodation, private home ownership, government subsidised home ownership and living out allowance.
Under South African case law, the Housing Standard (as with the Mining Charter) does not have the status of law, as would be the case with legislation and regulations. As such, the MPRDA does not entitle the DMPR to cancel or suspend a mining right in terms of section 47 of the
MPRDA on the basis of a failure to comply with the Housing Standard. Furthermore, section 93 of the MPRDA does not authorise the DMPR to issue directives for failures to comply with the Housing Standard. However, in practice the DMPR may issue directives in the absence of the requisite statutory authority. In this instance, the mining right holder would be entitled to challenge that exercise of public power by the
DMPR.
Mine Community Resettlement Guidelines, 2019
The DMPR Minister published Mine Community Resettlement Guidelines, 2022 (the Guidelines) on 30 March 2022. Some of the key provisions of the Guidelines are as follows:
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
Employment Equity Amendment Act, 2022
In April 2023, President Cyril Ramaphosa signed into law the Employment Equity Amendment Act, 2022 (EEAA), which became effective on 1
January 2025. The EEAA amends the existing Employment Equity Act, 1998 (EEA) with new measures to promote diversity and equality in the workplace. The key aspects of the EEAA include the introduction of sectoral numerical targets, as set by the South African Minister of
Employment and Labour (Minister of Employment and Labour), the purpose of which is to ensure the equitable representation of people from designated groups (historically disadvantaged groups of people based on race, gender and disability) at all occupational levels in the workforce. Additionally, Sibanye-Stillwater must comply with sectoral employment equity targets established by the South African Minister of
Employment and Labour in the Employment Equity Act, 2022 (Act No. 4 of 2022). From 1 September 2025, designated employers operating in the mining sector, including Sibanye-Stillwater, have been required to implement a 5-year employment equity plan to achieve specific sectoral targets for designated groups. These targets include representation thresholds for historically disadvantaged racial groups, women and persons with disabilities across top management, senior management, professionally qualified and middle management and skilled technical occupational levels. Failure to comply with these targets may result in Sibanye-Stillwater being fined and not being issued with a certificate of compliance with the EEA. Employers will still be required to set their own targets for the semi-skilled and unskilled occupational levels.
The Royalty Act
The Mineral and Petroleum Resources Royalty Act, 2008 (Royalty Act) imposes a royalty on the transfer of refined and unrefined mineral resources extracted from within South Africa for the benefit of the National Revenue Fund.
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
Exchange Controls
South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from South
Africa to countries not forming part of the Common Monetary Area (CMA), the latter consisting of South Africa, Namibia, Lesotho and
Eswatini. The Exchange Control Regulations, which are administered by the Financial Surveillance Department of the South African Reserve
Bank (SARB), regulate international transactions involving South African residents, including companies.
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
Climate Change and CO2e Emissions Regulations
In the United States, Sibanye-Stillwater is subject to legislative and regulatory initiatives that are underway to limit GHG emissions. The US
Congress has considered legislation that would control CO2e emissions through a “cap and trade” program and several US states have already implemented programs to reduce CO2e emissions. In addition, the US Supreme Court determined in a 2007 ruling that GHG emissions are “air pollutants” within the meaning of the federal Clean Air Act. In response, the United States Environmental Protection
Agency (EPA) promulgated an endangerment finding paving the way for regulation of CO2e emissions under the Clean Air Act. In 2010, the
EPA issued a final rule, known as the “Tailoring Rule”, which makes certain large stationary sources and modification projects subject to permitting requirements for GHG emissions under the Clean Air Act. In June 2014, the US Supreme Court invalidated portions of the federal
Tailoring Rule, but the ruling upheld the EPA’s authority to require new or modified facilities that are already subject to permitting requirements for conventional pollutants to comply with Best Available Control Technology (BACT) for CO2e, as well. New or modified sources subject to permitting for conventional pollutants will be required to apply BACT for CO2e if the new source or the modification will result in an annual increase of 75,000 tons per year of CO2e.
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
Additionally, the US federal agencies may consider GHG emissions as part of NEPA reviews. In 2025, the White House Council on
Environmental Quality removed its NEPA implementing regulations and directed federal agencies to adopt or revise their own procedures regarding how agencies consider GHG emissions in NEPA assessments. As a result, it is uncertain how GHG emissions will be assessed in future
NEPA reviews, and it remains uncertain whether, in the future, Sibanye-Stillwater will be required to mitigate its GHG emissions in connection with any NEPA review.
In February 2026, the EPA finalised a rule rescinding the 2009 endangerment finding for GHG emissions under the Clean Air Act. The extent to which this action may affect the future regulation of GHG emissions, including permitting requirements applicable to Sibanye-Stillwater’s US operations, remains uncertain.
Clean Air Act

In the United States, Sibanye-Stillwater’s US operations are subject to the federal Clean Air Act and comparable state and local laws and regulations. These laws and regulations regulate emissions of air pollutants from various industrial sources, including ventilation exhaust, rock crushing activities, and mill processing used at Sibanye-Stillwater’s US PGM operations’ mines as well as smelting and refining stack emissions from its processing operations, and also imposes various monitoring and reporting requirements. For example, the smelting and refining operations are subject to particulate matter, carbon monoxide and nitrogen oxide limits under the federal New Source Performance
Standards (NSPS), in addition to stringent sulphur dioxide (SO2) limits at the Sibanye-Stillwater’s US PGM smelting operations. The Pennsylvania site operations are similarly subject to various limits related to the emission of particulate matter (PM), nitrogen dioxide (NOx), Volatile
Organic Compounds (VOCs), mercury, and other pollutants.
Additionally, as its operations continue to grow and expand, ventilation demands, and associated emissions continue to escalate resulting in increases in ventilation exhaust emissions. Air quality laws and regulations may require that Sibanye-Stillwater’s US operations obtain pre-
approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with air permits containing various emission and operational limitations and utilise specific emission control technologies to limit emissions.
In 2025, US federal legislation overturned recent amendments to EPA regulations under the Clean Air Act that had restricted the ability of certain major sources of hazardous air pollutants to be reclassified as area sources (which are generally subject to less stringent regulatory requirements). In January 2026, the EPA revised its regulations accordingly, reinstating the prior framework. The extent to which this change will affect Sibanye-Stillwater’s US operations is uncertain and will likely depend on the classification and permitting status of its facilities.
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
While some of the industrial wastes generated by Sibanye-Stillwater’s US operations are excluded from hazardous wastes regulations, it also generates industrial wastes that are subject to the requirements of the RCRA and comparable state statutes, as well as the TSCA with respect to the Pennsylvania site operations.
Sibanye-Stillwater’s US operations annually reports to the EPA, as well as the United States Forest Service (USFS) and the Montana
Department of Environmental Quality (Montana DEQ) with respect to the US PGM operations and the Pennsylvania Department of
Environmental Protection (DEP) with respect to the Pennsylvania site operations, in relation to releases of hazardous or toxic substances to the extent they exceed certain federal and state thresholds.
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
Permitting and Reclamation
Operating Permits 00118 and 00149 issued by Montana DEQ encompass approximately 2,414 acres at the Stillwater Mine located in Stillwater
County, Montana and 1631 acres at the East Boulder Mine located in Sweet Grass County, Montana. The permits delineate lands that may be subject to surface disturbance. Sibanye-Stillwater’s US PGM operations employs concurrent reclamation wherever feasible. Operating permits in respect of the Pennsylvania site operations are issued by the Pennsylvania DEP.
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
Permits governing air and water quality are issued to Sibanye-Stillwater’s US PGM operations by the Montana DEQ and to Sibanye-Stillwater’s
Pennsylvania site operations by the Pennsylvania DEP, which has been delegated such authority by the federal government. Operating permits issued to the Company by the Montana DEQ, the Pennsylvania DEP and the USFS do not have an expiration date but are subject to periodic reviews. The reviews evaluate bonding levels, monitor reclamation progress, and assess compliance with all applicable permit requirements, mitigation measures and state and federal environmental standards. Closure and reclamation obligations are reviewed and reassessed by the agencies on a five-year rotating schedule. Bonding and financial guarantees are posted with the agencies to cover final reclamation costs at the end of the reconciliation and reassessment process.
Health and Safety
Sibanye-Stillwater’s US PGM operations are subject to regulation by the MSHA under the Federal Mine Safety and Health Act (FMSH Act).
MSHA inspects Sibanye-Stillwater’s US PGM mine operations on a regular basis and issues various citations and orders when it believes a violation has occurred under the FMSH Act. Sibanye-Stillwater’s US PGM, Pennsylvania site and North Carolina site operations are also subject to general occupational standards administered by the Occupational Safety and Health Administration.
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
Environmental Impact Assessment and Environmental Permitting
Environmental Impact Assessments (EIA) in Finland are regulated through the Act on Environmental Impact Assessment Procedure (252/2017,
as amended) and the Decree on Environmental Impact Assessment Procedure (277/2017, as amended). Large-scale projects with potentially significant environmental impacts require an EIA, requiring impacts of a project to be assessed at the preparation stage. The EIA processes required for the Keliber mining operations in Syväjärvi and Rapasaari, concentrator in Päiväneva and chemical plant in Kokkola have been completed. Keliber has initiated EIA and zoning processes aimed at increasing the efficiency for the current 18-year LOM in mining operations and derisking Rapasaari water balance management prior to the commencement of the planned Rapasaari mining operations.
Legally valid environmental permits were acquired for the Syväjärvi Mine and the Kokkola Lithium refinery in 2021 and 2022, respectively, with amendment applications relating to certain permitting conditions submitted in October 2024 and June 2024, respectively. The permit decision relating to Kokkola Lithium Refinery amendment application was received in 2025 and is already legally valid. A joint environmental permit for the Rapasaari mine and Päiväneva concentrator has been legally valid since April 2024 following a Vaasa administrative court ruling, which also included sending certain permit conditions back to the permitting authority (Regional State Administrative Agency for
Western and Inland Finland) for further review. These conditions pertain to the placement of Rapasaari mine waste rock streams and magnetic waste stream from the concentrator, the closure plan for the extractive waste areas and the associated financial guarantees. In
December 2025, the permitting authority further requested that Keliber supplement its Syväjärvi permit amendment application relating to the permanent storage of sulfidic waste rock. The amendment application is scheduled to be submitted in April 2026, with a permit decision expected to be given in June 2026.
For the Päiväneva concentrator, the application concerning the permit conditions subject to further review was submitted in May 2024, with the permit decision obtained in June 2025. An NGO appealed the decision, and the Vaasa Administrative Court gave its ruling on 29
December 2025, in practice dismissing the appeal and only added two permit conditions of limited significance. The NGO subsequently submitted an appeal to the Supreme Administrative Court who will next decide whether it will grant leave to appeal and review the matter.
Keliber believes that there are no grounds for the Supreme Administrative Court to grant leave to appeal, and the court's decision on leave to appeal is expected in less than six months. As the initial permit decision included an enforcement order, Keliber is still able to commence production despite of the appeal.
For the Rapasaari mine, the application concerning the permit conditions subject to further review was submitted in March 2025 and the respective permit decision is expected during the second quarter of 2026. Keliber received the environmental permit required for the analcime sand storage area at Hoikkaneva in October 2025.
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
Mt Lyell Copper Project, Tasmania
In November 2023, Sibanye-Stillwater acquired Copper Mines of Tasmania Pty Ltd, which owns the Mt Lyell Copper Project in Tasmania,
Australia. The project is currently in care and maintenance. A feasibility study considering the re-establishment of operations was completed at the end of fiscal 2025. A similar regime as described above for Queensland applies under Tasmanian law.

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
Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of
Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments and related compensation, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transaction costs, share-based payment expenses on B-BBEE transactions, gain on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest and changes in estimated deferred tax rate. For a reconciliation of profit attributable to the owners of Sibanye-Stillwater to normalised earnings, see– Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 13: Dividends.
In line with Sibanye-Stillwater’s Dividend policy and its Capital Allocation Framework, the Board of Directors resolved to declare a final dividend of 131 SA cents per share for the year ended 31 December 2025 (2024: nil). With the interim dividend of nil (2024: nil) SA cents per share, the total dividend for the year ended 31 December 2025 was 131 SA cents (2024: nil).
There is no arrangement under which future dividends are waived or agreed to be waived.

THE LISTING
Sibanye-Stillwater’s ordinary shares trade on the JSE under the trading symbol “SSW”. Sibanye-Stillwater’s ADSs trade on the NYSE under the trading symbol “SBSW”.

MEMORANDUM OF INCORPORATION
General
Sibanye-Stillwater is a public company registered in South Africa under the Companies Act 71 of 2008, as amended (Companies Act), which limits the liability of Sibanye-Stillwater shareholders (the Shareholders), and is governed by the Sibanye-Stillwater Memorandum of
Incorporation (MOI). Sibanye-Stillwater was registered as a public company in South Africa on 6 July 2018. Sibanye-Stillwater’s registration number is 2014/243852/06.
The MOI is not required to include, and does not include, the details of the objects and purpose of Sibanye-Stillwater.
Dividends and payments to Sibanye-Stillwater Shareholders
Sibanye-Stillwater may make payments (including the payment of dividends) to the Shareholders from time to time in accordance with provisions of the Companies Act, the listings requirements of the JSE Limited (JSE) (JSE Listings Requirements) and the MOI. As read together, these prohibit any payment (including the payment of any dividend) to a company’s shareholders if there are reasonable grounds for believing that:
•the company and the group is, or would be, after the payment, unable to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of making such payment; or
•the assets of the company and the consolidated assets of the group fairly valued would, after the payment, be less than the liabilities of the company and the consolidated liabilities of the group, fairly valued.
Subject to the above requirements, and, in certain circumstances, approval of Shareholders by way of an ordinary resolution, the Sibanye-
Stillwater board of directors (Board) may from time to time declare a payment to be made to Shareholders and to the holders of share warrants (if any) in proportion to the number of the shares in Sibanye-Stillwater (Sibanye-Stillwater Shares) held by them.
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
Voting rights
Every Shareholder, or proxy representative of a Shareholder, who is present at a Shareholders’ meeting has one vote on a show of hands, regardless of the number of Sibanye-Stillwater Shares he or she holds or represents or, in the case of a proxy representative, the number of
Shareholders he or she represents, unless a poll is demanded. Every Shareholder is, on a poll, entitled to one vote per Sibanye-Stillwater Share held. A poll may be demanded by: (i) not less than five persons having the right to vote on that matter; or (ii) a person or persons entitled to exercise not less than one tenth of the total voting rights entitled to vote on that matter; or (iii) the chairperson of the meeting. Neither the
Companies Act nor the MOI provide for cumulative voting.
A Shareholder is entitled to appoint a proxy representative to attend, speak and vote at any meeting on his or her behalf. The proxy representative need not be a Shareholder. There are limitations on the proxy representative’s powers namely that the proxy representative cannot delegate the authority granted to him or her as a proxy representative.
To the knowledge of management, none of the beneficial Shareholders listed in the Shareholder Information section hold voting rights which are different from those held by other Shareholders. See – Annual Financial Report – Shareholder information.
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

Shareholders, by ordinary resolution, which requires an independent vote in the case of specific authority, may either convey a general or specific authority to the Board to issue Sibanye-Stillwater Shares for cash. Such authority is valid for the period provided in the applicable resolution, but may be revoked by ordinary resolution, as the case may be, at any time. General authority may only be valid until the earlier of the next annual general meeting and 15 months after the authority was granted.
The JSE Listings Requirements, as read with the MOI, requires that any new issue of equity shares by Sibanye-Stillwater must first be offered to existing Shareholders in proportion to their shareholding in Sibanye-Stillwater unless, among other things, the issuance to new Shareholders is:
•pursuant to a Shareholder-approved employee share incentive scheme;
•to raise cash through a general issuance at the discretion of the Board to the general public of less than 30% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30 business day weighted average trading price prior to the date that the application is made to the JSE to list the shares, provided that a 50% majority of the votes cast by Shareholders at a general meeting or annual general meeting must approve the granting of such authority to the Board;
•to raise cash through a specific issuance of Sibanye-Stillwater Shares for cash, provided that a 50% majority of the votes cast by
Shareholders, other than parties and their associates participating in the specific issue for cash, vote in favour of the resolution to issue the shares;
•a capitalisation issue;
•an issue for an acquisition of assets (including another company) subject to compliance with Sections 8 and 9 of the JSE Listings
Requirements or a fundamental transaction, amalgamation or merger in terms of the Companies Act; or
•in terms of option rights or conversion rights.
In terms of the Companies Act, an issue of equity shares by Sibanye-Stillwater must be approved by a special resolution of Shareholders if the
Sibanye-Stillwater Shares are to be issued, among other things, to:
•a Director, future Director, prescribed officer or future prescribed officer of Sibanye-Stillwater; or
•a person related or inter-related to Sibanye-Stillwater, or to a Director or to a prescribed officer of Sibanye-Stillwater, unless the issue of Sibanye-Stillwater Shares is, among other things:
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
Transfer of Sibanye-Stillwater Shares
The transfer of any certificated Sibanye-Stillwater Shares will be implemented in accordance with the provisions of the Companies Act using the then common form of transfer. Dematerialised Sibanye-Stillwater Shares which have been traded on the JSE are transferred on the
STRATE system and delivered three business days after each trade. The transferor of any Sibanye-Stillwater Share is deemed to remain the holder of that Sibanye-Stillwater Share until the name of the transferee is entered in Sibanye-Stillwater’s securities register (the Sibanye-
Stillwater Register) for that Sibanye-Stillwater Share. Since Sibanye-Stillwater Shares are traded through STRATE, only Sibanye-Stillwater Shares which have been Dematerialised may be traded on the JSE. Accordingly, Shareholders who hold Sibanye-Stillwater Shares in certificated form will need to Dematerialise their Sibanye-Stillwater Shares in order to trade on the JSE.
General meetings of Sibanye-Stillwater Shareholders
The Board may convene general meetings of the Shareholders and a general meeting may also be convened on a requisition by
Shareholders made pursuant to the Companies Act. Sibanye-Stillwater is obligated to hold an annual general meeting once in every calendar year, but no more than 15 months after the date of the previous annual general meeting.
All general meetings require 15 business days’ plus seven calendar days’ notice in writing of, among other things, the place, day and time of the meeting to the Shareholders. Documents related to the meeting (e.g., proxy forms, resolutions, financial statements) must be made available to the Shareholders with the notice.
Business may be transacted at any meeting of the Shareholders only while a quorum of the Shareholders is present. Shareholders representing at least 25% of the voting rights which are entitled to be exercised in respect of at least one matter to be decided at that
Shareholders’ meeting present personally or by proxy representative and entitled to vote constitute a quorum for a general meeting and an annual general meeting. However, a Shareholders’ meeting may not begin unless there are three Shareholders present at a meeting in person or by proxy representative.
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
•approval of non-executive Directors' fees in terms of section 66(9) of the Companies Act;
•advisory endorsement of the Company's Remuneration policy in terms of the JSE Listings Requirements;
•advisory endorsement of the Company's Remuneration implementation report in terms of the JSE Listings Requirements;
•the presentation of the consolidated and company audited annual financial statements (annual financial statements) and report of the independent external auditors;
•the presentation of the social and ethics committee report;
•the election of social and ethics committee members; and
•the election of new and rotating Directors.
Annual report and accounts
Sibanye-Stillwater is required to keep the accounting records and books of accounts up to date as is necessary to present the state of affairs of Sibanye-Stillwater and to explain the financial position of Sibanye-Stillwater as prescribed by the Companies Act. Apart from the
Shareholders and holders of beneficial interests in Sibanye-Stillwater, no person has the right to inspect any account, book or document of
Sibanye-Stillwater (other than the Sibanye-Stillwater Register), except as conferred by the Companies Act, the Promotion of Access to
Information Act 2 of 2000 or authorised by Directors.
The Directors will cause to be prepared and published company and consolidated annual financial statements, an annual report and notice of annual general meeting as required by the Companies Act and the JSE Listings Requirements within four months of the fiscal year-
end. Sibanye-Stillwater will notify the Shareholders and the holders of beneficial interests in Sibanye-Stillwater of the publication of any annual financial statements and make the same available to every Shareholder who so requests a copy of the annual report and annual financial statements. Not later than three months after the first six months of its fiscal year, Sibanye-Stillwater will make available to every
Shareholder an interim report for the previous six-month period.
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
Distribution of assets on liquidation
In the event of a voluntary or compulsory liquidation, dissolution or winding-up, the assets remaining after payment of all the debts and liabilities of Sibanye-Stillwater, including the cost of liquidation, shall be dealt with by a liquidator who may, among other things, divide among the Shareholders any part of the assets of Sibanye-Stillwater, and may vest any part of the assets of Sibanye-Stillwater as instructed at a meeting of Shareholders in an inter vivos trust for the benefit of Shareholders. If so resolved at a meeting of Shareholders, the division of assets is not required to be done in accordance with the legal rights of the Shareholders in their capacities as Shareholders.
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
Sibanye-Stillwater or any subsidiary or subsidiaries of it may, if authorised by ordinary resolution, acquire its own shares; provided that, there are no reasonable grounds for believing that Sibanye-Stillwater and the group would not satisfy the solvency and liquidity test in compliance with the Companies Act. The procedure for acquisition of Sibanye-Stillwater Shares by Sibanye-Stillwater is regulated by the MOI, the
Companies Act and the JSE Listings Requirements.
Directors
The minimum number of Directors shall be 4 (four) and the maximum shall be 15 (fifteen). However, the failure by Sibanye-Stillwater to have the prescribed minimum number of Directors shall not invalidate anything done by the Board. If the number of Directors falls below the minimum in the MOI, the remaining Directors shall not act after a period of three months from the date the deficiency in the minimum number of Directors arose, except for the purpose of filling such vacancy or for the purpose of calling a meeting of Shareholders in order to fill such vacancy. One third of the Board shall be required to retire from office at the annual general meeting held each year. The retiring
Director shall be eligible for re-election.
There are no qualifications prescribed by Sibanye-Stillwater for a person to serve as a Director or alternate Director, other than the requirements stipulated in the Companies Act.
Directors may be paid their travelling and other expenses which are necessarily incurred by them in connection with the business of Sibanye-
Stillwater, and in attending the meetings of the Board or of committees thereof, and if any Director shall be required to perform extra services, to go or to reside abroad or otherwise, or be specially occupied about Sibanye-Stillwater’s business, such Director shall be entitled to receive remuneration as approved by a special resolution by the Shareholders.
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

Non-South African shareholders
There are no limitations imposed by South African law or by the MOI on the rights of non-South African Shareholders to hold or vote Sibanye-
Stillwater Shares.
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
Under South African law, a registered holder of Sibanye-Stillwater Shares who is not the holder of the beneficial interest in such shares is required to disclose the identity of the person on whose behalf that security is held and the identity of each person with a beneficial interest in the securities so held, the number and class of securities held for each such person with a beneficial interest, and the extent of each such beneficial interest. This information must be disclosed in writing to Sibanye-Stillwater within five business days after the end of every month during which a change has occurred in the information or more promptly or more frequently to the extent so provided by the requirements of a central securities depository. The information must otherwise be provided by the registered holder to any person requesting the information on payment by such requesting person of a prescribed fee charged by the registered holder of securities. This disclosure obligation applies in addition to the notification requirement of section 122 of the Companies Act described below. Moreover, Sibanye-
Stillwater may, by notice in writing, require a person who is a registered Shareholder, or whom Sibanye-Stillwater knows or has reasonable cause to believe has a beneficial interest in Sibanye-Stillwater Shares, to confirm or deny whether or not such person holds the Sibanye-
Stillwater Shares or a beneficial interest therein and, if the Sibanye-Stillwater Shares are held for another person, to disclose to Sibanye-
Stillwater the identity of the person on whose behalf the Sibanye-Stillwater Shares are held. Sibanye-Stillwater may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice.
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
Disclosure by Sibanye-Stillwater
Under the JSE Listings Requirements and the Companies Act, as the case may be, and pursuant to the General Laws (Anti-Money
Laundering and Combatting Terrorism Financing) Amendment Act 22 of 2022, as a public company listed on the JSE, Sibanye-Stillwater is obligated to:
•establish and maintain a register of the beneficial interest disclosures described above, including, in particular, a register of persons who hold a beneficial interest equal to or in excess of 5% of the total number of securities issued by the company (BI Register);
•publish in its annual financial statements a list of the persons who hold a beneficial interest equal to or in excess of 5% of the total number of securities of that class issued by Sibanye-Stillwater, together with the extent of those beneficial interests;
•disclose to the South African Takeover Regulation Panel and deliver to the Shareholders by means of a SENS announcement, every notification received from the Shareholders in terms of section 122 of the Companies Act, unless it relates to the disposal of any beneficial interest of less than 1% of the issued Sibanye-Stillwater Shares at that time; and
•file with the Companies and Intellectual Property Commission (CIPC), together with its annual returns, a copy of the Sibanye-
Stillwater Register and BI Register (except to the extent there is an applicable CIPC exemption).

The BI Register is to be updated within ten business days of notification by the Shareholders. Sibanye-Stillwater will be obliged to submit a copy of the notification, applicable CoR Form and BI Register to the CIPC, which will maintain a register of the notices pursuant to section
122 of the Companies Act.
Periodic and beneficial ownership reporting under US securities laws
Under the Exchange Act, for so long as Sibanye-Stillwater continues to qualify as a “foreign private issuer”, Sibanye-Stillwater is required to publicly file with the SEC annual reports on Form 20-F within four months of the end of the financial year covered by the report, subject to an extension of up to 15 calendar days if a Form 12b-25 notification of late filing is submitted to the SEC. As a foreign private issuer, Sibanye-
Stillwater is also required to publicly file with the SEC on Form 6-K material information that it makes or is required to make public pursuant to
South African law, files or is required to file with any stock exchange on which the Sibanye-Stillwater Shares trade and which was made public by that exchange, or is otherwise distributed or required to be distributed to the Shareholders.
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
2026 and 2029 Notes
On 16 November 2021 Stillwater Mining Company (Stillwater), as a subsidiary of Sibanye-Stillwater, issued at face value US$1.2 billion of senior notes (the 2021 Senior Notes) to an indenture dated 16 November 2021 among Sibanye-Stillwater, The Bank of New York Mellon and certain guarantors. The 2021 Senior Notes offering comprises of two tranches, US$675 million 4.000% senior notes due 2026, which bear interest at a rate of 4.000% per annum (the 2026 Notes) and US$525 million 4.500% senior notes due 2029, which bear interest at a rate of 4.500% per annum (the 2029 Notes) (together the 2026 and 2029 Notes). The 2026 and 2029 Notes are denominated in US Dollars, mature and become due and payable on 16 November 2026 and 16 November 2029, respectively. Interest is paid semi-annually in arrears. The 2026 and 2029
Notes are fully and unconditionally guaranteed, jointly and severally by Sibanye Stillwater Limited, Kroondal Operations Proprietary Limited,
Sibanye Rustenburg Platinum Mines Proprietary Limited, Sibanye Gold Proprietary Limited and Western Platinum Proprietary Limited. On 14
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
Sibanye-Stillwater used the proceeds of the 2026 and 2029 Notes to redeem its US$550 million of 7.125% senior notes due 2025 (the 2025
Notes), as well as general corporate purposes, including advancing Sibanye-Stillwater’s battery metals strategy through, among other things, investments and accretive acquisitions and improving earnings diversification. For information on Sibanye-Stillwater’s 2026 and 2029 Notes, see – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 27.4: 2026 and
2029 Notes.
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
Proprietary Limited, Stillwater Mining Company Inc., Western Platinum Proprietary Limited, Eastern Platinum Proprietary Limited and Sibanye
Stillwater Sandouville Refinery. On 7 August 2024, Keliber Oy and Keliber Technology Oy acceded to the US$1 billion RCF as additional guarantors. See – Annual Financial Report – Consolidated Financial Statements – Notes to the Consolidated Financial Statements – Note 27.1
US$1 billion RCF.
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
Western Platinum Proprietary Limited and Eastern Platinum Proprietary Limited. See – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 27.3: R6.5 billion RCF and – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 27.2: R5.5 billion RCF.
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
Limited and Eastern Platinum Proprietary Limited. The proceeds of the convertible bond was used to preserving the balance sheet for funding existing operations and projects through a lower commodity price environment and was also applied to funding the Reldan acquisition. See – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 27.5:
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
Sandouville Refinery SAS, and Keliber Oy. See – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 27.7: Keliber loan facilities.
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
Sibanye-Stillwater will receive a production payment equal to 5% per ounce of the spot gold price on the date of each gold delivery until the delivery of 237,000 oz of gold, which will increase to 10% of the spot gold price thereafter. A production payment equal to 5% of the spot platinum price on the date of each platinum delivery will also be paid by Franco-Nevada until the end of the platinum stream. The production payment may change depending on certain scenarios, and Sibanye-Stillwater may elect to substitute platinum deliveries with gold ounces and vice versa. See – Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 31: Deferred revenue.
Deposit agreement
In connection with the establishment of an ADS facility in respect of Sibanye-Stillwater Shares, Sibanye-Stillwater entered into the Sibanye-
Stillwater Deposit Agreement with the ADS Depositary among Sibanye-Stillwater, the ADS Depositary, you, as a Sibanye-Stillwater ADS Holder,
and all owners and holders from time to time of ADSs issued thereunder (the Sibanye-Stillwater Deposit Agreement). The Sibanye-Stillwater
Deposit Agreement sets out Sibanye-Stillwater ADS Holders’ rights, as well as the rights and obligations of the ADS Depositary. New York law governs the Sibanye-Stillwater Deposit Agreement and the Sibanye-Stillwater ADSs. See – Exhibits – 2.4 Description of securities registered under Section 12 of the Exchange Act.
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
property or cancellation of Sibanye-Stillwater ADSs for the
purpose of withdrawal, including if the deposit agreement
terminates

US$.05 (or less) per ADS (or a portion thereof)	Any cash distribution pursuant to the Deposit Agreement
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and those ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to Sibanye- Stillwater’s ADS holders
US$.05 (or less) per ADSs per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on Sibanye-Stillwater’s share register to or from the name of the Depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to US dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary
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
In fiscal 2025, BNYM paid US$1.4 million to Sibanye-Stillwater as reimbursement for costs incurred over the year in connection with the ADS program.
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
US Holders
As of 31 March 2026, 410 record holders of Sibanye-Stillwater’s ordinary shares, holding an aggregate of 1,000,268,672 ordinary shares 41.70%, including shares underlying Sibanye-Stillwater’s ADSs, were listed as having addresses in the United States.

TAXATION
Certain South African tax considerations
The discussion in this section sets out the material South African tax consequences of the purchase, ownership and disposition of Sibanye-
Stillwater’s ordinary shares or ADSs under current South African law. Changes in the law may alter the tax treatment of Sibanye-Stillwater’s ordinary shares or ADSs, possibly on a retroactive basis.
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
For the purposes of the income tax treaty between South Africa and the United States and South African tax law, a United States resident that owns Sibanye-Stillwater ADSs will be treated as the owner of the Sibanye-Stillwater ordinary shares represented by such ADSs. Sibanye-
Stillwater recommends that you consult your own tax adviser about the consequences of holding Sibanye-Stillwater’s ordinary shares or
ADSs, as applicable, in your particular situation.
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
Global minimum tax
South Africa has enacted the OECD/G20 Pillar Two global minimum tax framework through two complementary statutes: the Global
Minimum Tax Act, 2024 (the Global Minimum Tax Act), and the Global Minimum Tax Administration Act, 2024, both effective for fiscal years commencing on or after 1 January 2024. These provisions apply to multinational enterprise groups with consolidated turnover of at least EUR
750 million. The Global Minimum Tax Act has two areas of focus: the income inclusion rule (IIR) and the domestic minimum top-up tax (DMTT).
The IIR imposes a tax on South African-parented multinational groups with foreign subsidiaries where the effective tax rate is below 15%. The
DMTT applies to low-taxed profits of foreign inbound multinational groups with subsidiaries in South Africa.
If Sibanye-Stillwater falls within the scope of Pillar Two, the DMTT may apply where the jurisdictional effective tax rate for South Africa is below
15% in a given fiscal year. Although South Africa’s statutory corporate tax rate exceeds 15%, the effective tax rate is calculated on financial accounting income with specified adjustments and adjusted covered taxes on a jurisdictional basis. With respect to foreign jurisdictions in which the Group has subsidiaries, the IIR may impose a top-up tax at the South African level if a foreign jurisdiction’s effective tax rate falls below 15%.
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
There are no exchange control restrictions on the remittance, in full, of cash dividends declared out of trading profits to non-residents of the
CMA by Sibanye-Stillwater, provided the share certificates held by non-resident Sibanye-Stillwater shareholders have been endorsed with the words “non-resident” or, where dematerialised, the residential status of the electronic record is flagged accordingly (i.e. non-resident or emigrant) by the various participants in the central depository. The same endorsement requirement, however, will not be applicable to non-
resident holders of ADSs. Pre-approval by the SARB is required where dividends in specie are declared by Sibanye-Stillwater.
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
Dividends paid by Sibanye-Stillwater generally will be taxable to non-corporate US Holders at the reduced rate normally applicable to long-
term capital gains, provided that either (i) Sibanye-Stillwater qualifies for the benefits of the Treaty, or (ii) with respect to dividends paid on the ADSs, the ADSs are considered to be “readily tradable” on the NYSE. You will be eligible for this reduced rate only if you are an individual, and have held the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.
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
Effect of South African withholding taxes
A US Holder may generally be entitled, subject to certain limitations, to a foreign tax credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for South African income taxes withheld by Sibanye-Stillwater (at a rate not exceeding any applicable treaty rate). The rules governing foreign tax credits are complex and final Regulations issued by the U.S. Treasury
(the Final FTC Regulations) have imposed additional requirements that must be met for a foreign tax to be creditable and Sibanye-Stillwater does not intend to determine whether such requirements will be met in the case that non-U.S. taxes are withheld (if any). However, the IRS has issued notices indicating that the U.S. Treasury and the IRS are considering proposing amendments to the Final FTC Regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). The rules governing foreign tax credits are complex. You should consult your tax adviser concerning the applicability of the foreign tax credit, deductibility and source of income rules to any South African tax withheld, including the impact of the Treaty.
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
The above information may also be obtained at the registered office of Sibanye-Stillwater and on its website accessible at http://
www.sibanyestillwater.com/news-investors/reports/annual.

REFINING AND MARKETING
Sibanye-Stillwater has appointed Rand Refinery Proprietary Limited (Rand Refinery) to refine all of Sibanye-Stillwater’s South African-
produced gold. Rand Refinery is a private company in which Sibanye-Stillwater together with its subsidiary DRDGOLD Limited holds an effective 44.4% interest, with the remaining interests held by other South African gold producers. Sibanye-Stillwater’s treasury department then sells the gold at a price benchmarked against the London morning or afternoon price fixing. Two business days after the sale of gold,
Sibanye-Stillwater receives a payment in US dollars equal to the value of the gold as calculated at the price set by the London price fixing at the time of the sale. Rand Refinery then invoices Sibanye-Stillwater for the refining charges. For details on the transactions and balances between Sibanye-Stillwater and Rand Refinery for the fiscal years ended 31 December 2025, 2024 and 2023, see – Annual Financial Report –
Consolidated financial statements – Notes to the consolidated financial statements – Note 37 Related-party transactions. For the period between 1 January 2026 and 31 March 2026, the following are the transactions and balances between Sibanye-Stillwater and Rand
Refinery: Sibanye-Stillwater did not receive any dividends or interest income, Sibanye-Stillwater had R406 million sales of gold and Sibanye-
Stillwater incurred R9 million in refining fees. As of 31 March 2026, Sibanye-Stillwater had R7 million of trade payables relating to Rand
Refinery. Rand Refinery is accredited by the London Bullion Market Association (LBMA) and maintains Good Delivery status.
Sibanye-Stillwater’s US PGM operations and Columbus recycling business make use of a single company for all of its precious metals refining services, and all of the US PGM operations’ current mined palladium and platinum is committed for sale to such company.
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
Sibanye-Stillwater, through its wholly owned recycling operations at the Pennsylvania site and North Carolina site, processes and refines a range of precious metal recovered primarily from industrial manufacturing waste streams, post-consumer electronics, automotive scrap and jewelry.
Materials are processed and refined across a broad spectrum of purity levels, ranging from low-grade e-scrap shred with minimal precious metal content to high-grade ingots reaching up to 99.9% purity. Our outputs include powders and sweeps. In addition, we produce copper-
based ingots that range from trace precious metal content to high-purity compositions. These materials are then directed to a diverse network of downstream partners, with routing determined by product form, purity, and overall metal composition.
While the disclosure of refining partners for recycled gold is voluntary, Sibanye-Stillwater is committed to transparency. During 2025, Sibanye-
Stillwater’s Pennsylvania site and North Carolina site worked with a number of third-party refiners for gold refining, all of whom maintain Good
Delivery status with the LBMA or are accredited by the London Platinum and Palladium Market (LPPM) or are recognised members of the
Responsible Minerals Initiative (RMI).
Concentrate from the Platinum mile PGM operation is purchased by Valterra Platinum. 4E PGMs from the Rustenburg operations (and from the Kroondal operations with effect from 1 September 2024) are toll refined by Valterra Platinum and returned to Sibanye-Stillwater in concentrate form for sale. Refined PGMs are sold by Sibanye-Stillwater directly to customers (4E from Rustenburg and 6E from Marikana), with International Commercial Terms (Incoterms) varying based on specific customer requirements. Payments are primarily received in US dollars, and payment terms vary depending on the nature of the sale and a customer’s credit rating and range from pre-payment up to four days from delivery.
Zinc concentrate from Century is sold either through traders or directly to smelters in Australia, South Korea and China, following which it is treated into a refined 99.995% zinc metal. Refined zinc metal is then sold by third parties to end users. The main sources of demand for zinc are for use as a coating to protect iron and steel from corrosion (galvanised metal), as alloying metal to make bronze and brass, as zinc-
based die casting alloy and as rolled zinc.

JSE CORPORATE GOVERNANCE PRACTICES COMPARED WITH NYSE LISTING STANDARDS
As a foreign private issuer with shares listed on the NYSE, Sibanye-Stillwater is subject to certain corporate governance requirements imposed by the NYSE. Under section 303A.11 of the NYSE Listing Standards, a foreign private issuer such as Sibanye-Stillwater may follow its home country corporate governance practices in lieu of certain of the NYSE Listing Standards on corporate governance. Sibanye-Stillwater’s home country  corporate governance practices are regulated by the JSE Listings Requirements. The following is a summary of the significant ways in which South Africa’s corporate governance standards and Sibanye-Stillwater’s corporate governance practices differ from those followed by domestic companies under the NYSE Listing Standards.
The NYSE Listing Standards require that the non-management directors of US-listed companies meet at regularly scheduled executive sessions without management. The JSE Listings Requirements do not require such meetings of listed company non-executive directors.
Sibanye-Stillwater’s non-management directors meet regularly without management.
The NYSE Listing Standards require US-listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listings Requirements do not require the appointment of such a committee. Sibanye-Stillwater has a
Nominating and Governance Committee, which currently comprises six non-executive directors, three of whom are independent under the
JSE Listings Requirements and NYSE Listing Standards. The Nominating and Governance Committee is chaired by the Chairman of the
Sibanye-Stillwater Board.
The NYSE Listing Standards require US-listed companies to have a compensation committee composed entirely of independent directors.
The JSE Listings Requirements require compliance with the King IV Governance Code, which states that the remuneration committee should comprise solely of non-executive members, with the majority of such members being independent. Sibanye-Stillwater has appointed a
Remuneration Committee, currently comprised of seven Board members, five of whom are independent under the King IV Governance
Code and JSE Listings Requirements.
The NYSE Listings Standards require US-listed companies to have an audit committee composed entirely of independent directors. The
Companies Act requires that the Audit Committee members be approved by shareholders on an annual basis at a company’s annual general meeting. The Companies Act and the JSE Listings Requirements also require an audit committee composed entirely of independent directors. Sibanye-Stillwater has appointed an Audit Committee, currently comprised of five Board members, all of whom are independent non-executive directors, as defined under the Companies Act, the JSE Listings Requirements and the NYSE Listing Standards.
The Companies Act and the JSE Listings Requirements require the appointment of a Social and Ethics Committee. Sibanye-Stillwater has
appointed a Social Ethics and Sustainability Committee, currently comprised of ten Board members, six of whom are independent non-
executive directors under the JSE Listings Requirements.
Sibanye-Stillwater Information and Securities Transactions Policy
Sibanye-Stillwater has adopted the Sibanye-Stillwater Information and Securities Transactions Policy which sets out requirements in relation to dealings in Sibanye-Stillwater securities by directors, prescribed officers, employees and contractors of the Sibanye-Stillwater Group and anyone else acting on Sibanye-Stillwater's behalf in any jurisdiction. The Information and Securities Transactions Policy is designed to ensure compliance with applicable insider trading and market abuse regulations, including the JSE Listings Requirements.

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
To assist with any cyber breach incidents Sibanye-Stillwater has engaged the services of an external consultant for an on-demand cyber incident response service providing technical support and expertise when required. This external consultant is experienced in incident investigation, response, containment and has access to world-leading incident response support. Sibanye-Stillwater has incorporated terms and conditions around privacy, confidentiality, security, integrity and availability of information into the agreements of third parties. All third parties are notified of their responsibility to report any security incidents to the Sibanye-Stillwater relationship manager. The relationship manager will then follow the internal incident and response procedure.
The cyber breach internal response process comprises the following:
Assess and contain
•Triage by performing an internal impact assessment and categorisation. Based on the severity and complexity, the external contracted security company might be contacted
•Contacting key individuals including but not limited to the CFO, VP Group ICT and management from the affected business area head of department (HOD) and notifying the Group’s insurer
•Core response process triggered through confirmation of alert level and incident categorisation
Core response
•Incident management team oversee, communicate and engage support
•Capture and analyse data using the contracted external security consultant
•Assess materiality of the of the cyber breach and potential impact with limited stakeholders and disclosure counsel

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
Sibanye-Stillwater is working to enhance the Group's DLP policies to adapt to evolving risks and emerging threats. Management believes that these ongoing efforts, coupled with the utilisation of a robust content management features and the proactive strategies of data classification and automated labelling, have led to improved content management efficiency, heightened data protection capabilities, and increased adherence to data governance policies.
Cyberattack event
While there have been no material cybersecurity incidents that have affected Sibanye-Stillwater for the period covered by this annual report, in July 2024, Sibanye-Stillwater experienced a cyberattack targeting its global ICT infrastructure. The Group experienced temporary system outages, which resulted in the implementation of back-up manual processes on certain systems.
As a result, certain operations, including the Columbus metallurgical complex at the US PGM operations, experienced short-term operational delays. As a result of the attack, an unauthorised party gained access to certain business information and personal information mainly related to current and former employees. The Group provided notice to impacted individuals and to regulatory agencies as required by applicable law, including U.S. federal and state law. Impacted individuals were offered complimentary credit monitoring and identity restoration services.
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
Sibanye-Stillwater continues to focus on employee cybersecurity training. An increased awareness of cybersecurity among employees is reflected in improved metrics on security awareness and phishing susceptibility across our operations. In September 2024, the Group conducted a SAPA (Security Awareness Proficiency Assessment), a tool provided by KnowBe4 to measure an organisation's security awareness proficiency, which revealed a significant improvement across all seven categories when comparing the initial assessment conducted in October 2023.
This positive shift highlights the impact of Sibanye-Stillwater's CyberSafe programme in raising cyber awareness within the organisation, around threats, such as phishing, social engineering, and malware. Post-incident, several strategic interventions were undertaken to further bolster security defences and address vulnerabilities exposed during the attack.

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
Based upon that evaluation, Sibanye-Stillwater’s CEO and CFO concluded that, as of 31 December 2025, Sibanye-Stillwater’s disclosure controls and procedures were effective.
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
Sibanye-Stillwater acquired Metallix Refining Inc. group of entities (Metallix) on 4 September 2025. Management has excluded from its assessment of internal control over financial reporting as of 31 December 2025, Metallix’s internal control over financial reporting associated with 1.38% of consolidated total assets and 1.28% and 7.05% of consolidated revenues and loss for the year, respectively, included in the consolidated financial statements as of and for the year ended 31 December 2025. Sibanye-Stillwater’s management, under the supervision and with the participation of its CEO and CFO, assessed the effectiveness of its internal control over financial reporting as of 31 December
2025. In making this assessment, Sibanye-Stillwater’s management used the criteria set forth in Internal Control - Integrated Framework (2013)
issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based upon this assessment, and using those criteria,  Sibanye-Stillwater’s management has concluded that the Company’s internal control over financial reporting was effective as of 31
December 2025.

Remediation of previously reported material weaknesses
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
Management concluded that material weaknesses existed as of 31 December, 2024 related to: (1) insufficient evidence of management review and performance of control procedures, including the level of precision in the execution of controls and procedures to ascertain completeness and accuracy of information produced by the company (IPC) over platinum group metals (“PGM”) inventory at Stillwater
Mining Company and certain inventory in process at Western Platinum Proprietary Limited; and (2) ineffective Information Technology
General Controls (“ITGC”) in respect of management of user access at the South African operations. These ITGC deficiencies specifically related to:
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
Management remediated the material weaknesses reported in Sibanye-Stillwater’s annual report on Form 20-F for the fiscal year ended 31
December 2024:
•Management completed remediation efforts in respect of enhanced level of precision present in management review documentation over platinum group metals inventory at Western Platinum Proprietary Limited and Stillwater Mining Company,
including the implementation of review procedures over information produced by the company (“IPC”) and enhanced stock count procedures.
•Management also implemented and sufficiently completed its remediation over the design and execution of ITGC controls and controls related to systems at the Southern African operations to restrict user access of employees whose employment is in process of being terminated and privileged users, extension of Single Sign-On capabilities to employment termination dates, finalised and enhanced the IT security model, improved IT governance and re-emphasised the importance of retaining sufficient documented evidence of a high standard and quality to support conclusions of controls executed.
During 2025, the Company’s management also successfully completed the testing necessary to conclude that the controls in respect of the above deficiencies were effectively designed and operating effectively. As a result of the successful implementation of the remediation plans and the testing of the design and operating effectiveness of the newly designed and enhanced controls, the Company’s management has concluded that the two material weaknesses have been remediated as of 31 December 2025.
(c) Attestation Report of the Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of 31 December, 2025 has been audited by BDO South Africa Inc., an independent registered public accounting firm as stated in its report which is included in the following pages of this annual report on Form
20-F.
See –Annual Financial Report – Report of independent registered public accounting firm
(d) Changes in Internal Control Over Financial Reporting
During 2025, we took substantial steps to improve our control environment by executing our remediation plan to address the previously reported material weaknesses. Except as described above, there has been no changes in Sibanye-Stillwater's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during fiscal 2025 that has materially affected, or is reasonably likely to materially affect, Sibanye-Stillwater's internal control over financial reporting.

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

4.6
EUR100 million facility agreement between Keliber Technology Oy, as borrower, Sibanye-Stillwater, as parent, the companies listed in Part I of Schedule I, as original guarantors, Bank of America Europe Designated Activity Company and Natixis, as co-
ordinators, the Financial Institutions listed in Part 2 of Schedule, as lenders, Natixis, as agent, and Bank of America Europe
Designated Activity Company as green loan coordinator, dated 20 August 2024 (incorporated by reference to Exhibit 4.6 to the Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 25 April 2025)

4.7
EUR250 million facility agreement between Keliber Technology Oy, as borrower, Sibanye-Stillwater, as parent, the companies listed in Part I of Schedule I, as original guarantors, Bank of America Europe Designated Activity Company and Natixis, as co-
ordinators, the Financial Institutions listed in Part 2 of Schedule, as lenders, Natixis, as agent, and Bank of America Europe
Designated Activity Company as green loan coordinator, dated 20 August 2024 (incorporated by reference to Exhibit 4.7 to the Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 25 April 2025)

4.8
EUR150 million facility agreement between the European Investment Bank, Keliber Technology Oy, as borrower, Sibanye-
Stillwater, as parent, and  the companies listed in Schedule I, as original guarantors, dated 20 August 2024 (incorporated by reference to Exhibit 4.8 to the Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 25 April 2025)

4.9†
Precious Metals Purchase Agreement between Wheaton Precious Metals International Ltd. and Sibanye Gold Limited, dated
16 July 2018 (incorporated by reference to Exhibit 4.47 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye
Gold Limited with the SEC on 8 April 2019)

4.10†
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

8.1	List of subsidiaries of the registrant
11.1	Information and securities transaction policy (incorporated by reference to Exhibit 11.1 to the report on Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 25 April 2025)
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer
16.1	Mine Safety Disclosures
96.1
Technical Report Summary of US PGM operations (including Consent of Qualified Persons) (incorporated by reference to
Exhibit 96.1 to the report on Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 25 April 2025)

96.2	Technical Report Summary of Marikana operations (including Consent of Qualified Persons)
96.3	Technical Report Summary of Rustenburg operations (including Consent of Qualified Persons)
96.4
Technical Report Summary of Kloof operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit
96.5 to the report on Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 24 April 2024)

96.5
Technical Report Summary of Driefontein operations (including Consent of Qualified Persons) (incorporated by reference to
Exhibit 96.6 to the report on Form 6-K (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 22 April 2022)

96.6
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

SIBANYE STILLWATER LIMITED

/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer
Date:	24 April 2026